Form 20-F/A
period 2001-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2002-08-29
CIK 761238

SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                                   FORM 20-F/A
                                 AMENDMENT NO. 1

        [ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
                  12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       or
        [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2001
                                       or
        [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from _____ to _____
                         Commission file number: 0-15375

                         RADA ELECTRONIC INDUSTRIES LTD.
              (Exact Name of Registrant as Specified in Its Charter
               and Translation of Registrant's Name Into English)

                                     Israel
                 (Jurisdiction of Incorporation or Organization)

                 7 Giborei Israel Street, Netanya 42504, Israel
                    (Address of Principal Executive Offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                      Ordinary Shares, NIS 0.005 Par Value
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
              Ordinary Shares, par value NIS 0.005 per share..........13,816,839
              (as of December 31, 2001)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                 Yes X No _____

Indicate by check mark which financial statement item the registrant has elected to follow:
                              Item 17___ Item 18 X

This annual report on Form 20-F is incorporated by reference into the registrant's Registration Statement on Form F-3, Registration No. 333-12074.

ITEM 18. FINANCIAL STATEMENTS
         --------------------

     We are filing our audited consolidated financial statements pursuant to SEC Temporary Final Rule and Final Rule: Requirements for Arthur Andersen LLP Auditing Clients; Rel. No. 33-8070.

     In our unaudited balance sheets as of December 31, 2000 and 2001 we classified our accrued severance pay net of deposits with insurance companies. Under Israeli law and labor agreements, the Company is required to make severance and/or pension payments to employees who are dismissed, as well as to those leaving employment under certain other circumstances. In respect of these liabilities, regular deposits are made with various severance pay and pension funds and insurance companies. On advice of our auditors and in accordance with US GAAP, our audited balance sheets as of December 31, 2000 and 2001 classify the total amount of severance liability as a long-term liability and the deposits as a long-term asset rather than classifying our accrued severance pay net of deposits with severance pay and pension funds and insurance companies, which classification has no effect on our results of operations and shareholders equity.



AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    Index To Audited Financial Statements..................................F-1

    Report of Independent Auditors.........................................F-2

    Audited Consolidated Balance Sheets....................................F-3

    Audited Consolidated Statements of Operations..........................F-5

    Audited Statements of Changes in Shareholders' Equity (Deficit)........F-6

    Audited Consolidated Statements of Cash Flows..........................F-7

    Notes to Audited Consolidated Financial Statements.....................F-9

ITEM 19  EXHIBITS
         --------

         INDEX TO EXHIBITS

         Exhibit      Description
         -------      -----------

          3.1*        Memorandum of Association of the Registrant

          3.2*        Articles of Association of the Registrant

          4.1*        Specimen of Share Certificate

         10.1*        1993 Employee Stock Option Plan, as amended

         10.2*        1994 Employee Stock Option Plan, as amended

         10.3*        1996 Employee Stock Option Plan, as amended

         10.4*        1999 Employee Stock Option Plan, as amended

         10.5*        Form of warrants to directors

         10.6* Loan Agreement dated June 3, 2001 between the Registrant and Mr. Howard Yeung

         10.7* Deed of Termination of Joint Venture Agreement dated June 3, 2001, effective as of January 1, 2000 and Agreement for the acquisition of part of the issued share capital of New Reef Holding Ltd. dated June 3, 2001, effective as of January 1, 2000

         10.8** Letter Agreement dated May 15, 2002 between the Registrant and the authorized representative of Howard P.L. Yeung re Conversion of Outstanding Loans into Ordinary Shares and Warrants

         10.9** Letter Agreements dated May 15, 2002 between the Registrant and the Investors re Private Placement of Ordinary Shares and Warrants

         23.1 Consent of Kost, Forer & Gabbay, Certified Public Accountants (Israel)

         99.1 CEO Certification Pursuant To 18 U.S.C. Section 1350 As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002

         99.2 CFO Certification Pursuant To 18 U.S.C. Section 1350 As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002
------------------
* Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.
** Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.

                         RADA ELECTRONIC INDUSTRIES LTD.


                                                                      Page


Index To Audited Financial Statements..................................F-1

Report of Independent Auditors.........................................F-2

Audited Consolidated Balance Sheets....................................F-3

Audited Consolidated Statements of Operations..........................F-5

Audited Statements of Changes in Shareholders' Equity (Deficit)........F-6

Audited Consolidated Statements of Cash Flows..........................F-7

Notes to Audited Consolidated Financial Statements.....................F-9

                         REPORT OF INDEPENDENT AUDITORS


To the Shareholders of
RADA ELECTRONIC INDUSTRIES LIMITED
----------------------------------


We have audited the accompanying consolidated balance sheets of RADA Electronic Industries Limited and its subsidiaries (the "Company") as of December 31, 2000 and 2001 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000 and 2001, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.




                                                        /s/Luboshitz Kasierer
                                                         LUBOSHITZ KASIERER
                                                           ARTHUR ANDERSEN


Tel-Aviv, Israel
April 28, 2002


                       RADA ELECTRONIC INDUSTRIES LIMITED

                           CONSOLIDATED BALANCE SHEETS
          In thousands of U.S. dollars, except share and per share data

                                                                      DECEMBER 31,
                                                                ----------------------
                                                      NOTE          2001       2000
                                                      ----       --------    ---------
Current assets
  Cash and cash equivalents                                      $     74    $     20
  Trade receivables (net of allowance for
     doubtful accounts of $189 and $141 as of
     December 31, 2001 and 2000, respectively)                        817         894
  Other receivables and prepaid expenses              (3)              67         687
  Recoverable costs and accrued profits not yet
    billed                                            (4)             109         192
  Inventories                                         (5)           2,022       1,641
                                                                 --------    --------
      Total current assets                                          3,089       3,434
                                                                 --------    --------

  Long-term assets
   Inventories in excess of amounts expected to
     be sold currently                                (5)               -         347

   Long-term receivables                              (6)           1,163         911
                                                                 --------    --------
                                                                    1,163       1,258
                                                                 --------    --------

 Severance pay funds                                                1,351       1,505
                                                                 --------    --------

Property and equipment, net                           (7)
  Cost                                                             18,631      19,783
  Less - accumulated depreciation                                  12,010      11,768
                                                                 --------    --------
      Total property and equipment, net                             6,621       8,015
                                                                 --------    --------

Other assets, net                                     (8)           4,108       4,662
                                                                 --------    --------
      Total assets                                               $ 16,332    $ 18,874
                                                                 ========    ========



The accompanying notes are an integral part of these consolidated financial statements

                       RADA ELECTRONIC INDUSTRIES LIMITED

                           CONSOLIDATED BALANCE SHEETS
          In thousands of U.S. dollars, except share and per share data


                                                                     DECEMBER 31,
                                                               -----------------------
                                                    NOTE          2001          2000
                                                    ----       ---------     ---------
Current liabilities
  Short-term bank credits and loans                  (9)       $   5,912     $   5,581
  Current maturities of long-term debt              (11)               8            43
  Trade payables                                                     797         1,020
  Other liabilities and accrued expenses            (10)           2,825         2,924
  Deferred revenues                                                2,363         2,408
  Billing in excess of incurred costs and profits    (4)             224           126
                                                               ---------     ---------
        Total current liabilities                                 12,129        12,102
                                                               ---------     ---------

Long-term liabilities
  Long-term debt, net of current maturities         (11)               -             8
  Accrued severance pay                                            1,784         1,938
  Loan due to a related party                       (16)           1,061             -
                                                               ---------     ---------
                                                                   2,845         1,946
                                                               ---------     ---------

Contingencies, commitments and liens                (12)

Minority interests                                                   658           757
                                                               ---------     ---------

Shareholders' equity                                (13)
  Share capital
   Ordinary shares of NIS 0.005 par value:
   Authorized - 26,000,000 shares; issued
   and outstanding - 13,816,839 shares as
   of December 31, 2001 and 2000                                     103           103
  Additional paid-in capital                                      56,646        56,646
  Accumulated deficit                                            (56,049)      (52,680)
                                                               ---------     ---------
      Total shareholders' equity                                     700         4,069
                                                               ---------     ---------
      Total liabilities and shareholders' equity               $  16,332     $  18,874
                                                               =========     =========


The accompanying notes are an integral part of these consolidated financial statements


                       RADA ELECTRONIC INDUSTRIES LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               In thousands of U.S. dollars, except per share data

                                                                  FOR THE YEAR ENDED
                                                                     DECEMBER 31,
                                                          ----------------------------------
                                                  NOTE       2001         2000        1999
                                                  ----    ---------    ---------   ---------
Revenues
  Sale of ATE products and avionics
   equipment                                              $   5,784    $   2,530   $   9,715
  Sale of aircraft spare parts and repair and
   maintenance services                                       1,246          848         658
  Leasing of equipment                                        1,312          438           -
                                                          ---------    ---------   ---------
                                                              8,342        3,816      10,373
                                                          ---------    ---------   ---------

Cost of revenues                                 (15A)        7,416        5,307      12,707
                                                          ---------    ---------   ---------
      Gross profit (loss)                                       926       (1,491)     (2,334)
                                                          ---------    ---------   ---------

Operating expenses
  Research and development expenses              (15B)          534          730         428
  Marketing and selling expenses                              1,512        1,292       1,540
  General and administrative expenses                         2,105        2,320       2,776
                                                          ---------    ---------   ---------
      Total operating expenses                                4,151        4,342       4,744
                                                          ---------    ---------   ---------

      Operating loss from continuing
        operations                                           (3,225)      (5,833)     (7,078)
Financing expenses, net                          (15C)         (210)        (861)     (1,141)
Other income (expenses), net                     (15D)          (30)         563         505
                                                          ---------    ---------   ---------
                                                             (3,465)      (6,131)     (7,714)

Equity in losses of affiliated company                            -            -        (101)
Minority interest in losses of subsidiaries                      96           32         292
                                                          ---------    ---------   ---------
      Loss from continuing operations                        (3,369)      (6,099)     (7,523)
Gain from disposal of discontinued segment                        -            -         306
                                                          ---------    ---------   ---------
      Net loss                                            $  (3,369)   $  (6,099)  $  (7,217)
                                                          =========    =========   =========
Basic and diluted net loss per share:

  From continuing operations                              $   (0.24)   $   (0.46)  $   (0.77)
                                                          =========    =========   =========
  From discontinued segment                                    -            -      $    0.03
                                                          =========    =========   =========
      Net loss                                            $   (0.24)   $   (0.46)  $   (0.74)
                                                          =========    =========   =========
Weighted average number of ordinary
  shares used in computing basic
  and diluted net loss per share
  (in thousands)                                             13,817       13,305       9,722
                                                          =========    =========   =========


The accompanying notes are an integral part of these consolidated financial statements

                       RADA ELECTRONIC INDUSTRIES LIMITED

                       CONSOLIDATED STATEMENTS OF CHANGES
                      IN SHAREHOLDERS' EQUITY (DEFICIENCY)
                 In thousands of U.S. dollars, except share data

                                                                                                                         TOTAL
                                        NUMBER OF               ADDITIONAL   RECEIVABLE   RECEIPT ON                 SHAREHOLDERS'
                                        ORDINARY     SHARE       PAID-IN     ON ACCOUNT   ACCOUNT OF   ACCUMULATED       EQUITY
                                         SHARES     CAPITAL      CAPITAL     OF SHARES      SHARES       DEFICIT      (DEFICIENCY)
                                         ------     -------      -------     ---------      ------       -------      ------------
Balance at January 1, 1999               6,531,342   $   94     $  39,176     $      -     $     -     $ (39,364)      $    (94)

Issuance of ordinary shares (*)          3,110,000        4         6,310          240           -             -          6,554

Conversion of loans to ordinary          2,496,016        3         4,873            -           -             -          4,876
shares

Issuance of ordinary shares in
  consideration for services performed      60,000      (**)           90            -           -             -             90


Consideration received for shares
  to be issued                                   -        -             -            -         120             -            120

Net loss                                         -        -             -            -           -        (7,217)        (7,217)
                                        ----------   ------      --------     --------     -------     ---------       --------

Balance at December 31, 1999            12,197,358      101        50,449          240         120       (46,581)         4,329

Issuance of ordinary shares (*)          1,458,372        2         5,125            -        (120)            -          5,007

Amount received on account of shares             -        -           240         (240)          -             -              -

Conversion of loan to ordinary shares        7,292      (**)           28            -           -             -             28

Issuance of ordinary shares in
  connection with settlement of debt       153,817      (**)          804            -           -             -            804


Net loss                                         -        -             -            -           -        (6,099)        (6,099)
                                        ----------   ------      --------     --------     -------     ---------       --------
Balance at December 31, 2000            13,816,839      103        56,646            -           -       (52,680)         4,069

Net loss                                         -        -             -            -           -        (3,369)        (3,369)
                                        ----------   ------      --------     --------     -------     ---------       --------
Balance at December 31, 2001            13,816,839   $  103     $  56,646     $      -     $     -     $ (56,049)      $    700
                                        ==========   ======     =========     ========     =======     =========       ========

     (*) Net of issuance expenses of approximately $263 and $60 in the years 1999 and 2000, respectively.

     (**) Represents an amount less than $1.




The accompanying notes are an integral part of these consolidated financial statements

                       RADA ELECTRONIC INDUSTRIES LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          In thousands of U.S. dollars

                                                                          FOR THE YEAR ENDED
                                                                             DECEMBER 31,
                                                                  -----------------------------------
                                                                      2001        2000         1999
                                                                  ---------   ---------    ---------
CASH FLOW FROM OPERATING ACTIVITIES
  Net loss                                                        $  (3,369)  $  (6,099)   $  (7,217)
   Adjustments to reconcile net loss to net cash used in
    operating activities (See Appendix A)                             2,468       1,951        3,707
                                                                  ---------   ---------    ---------
               Net cash used in operating activities                   (901)     (4,148)      (3,510)
                                                                  ---------   ---------    ---------

CASH FLOW FROM INVESTING ACTIVITIES
  Purchase of property and equipment                                   (236)     (1,020)      (1,231)
  Capitalization of software development costs                         (104)       (243)        (308)
  Grant of loans to employees, officers and directors                    (9)          -            -
  Sale of a consolidated subsidiary (See Appendix B)                    (14)          -            -
                                                                  ---------   ---------    ---------
               Net cash used in investing activities                   (363)     (1,263)      (1,539)
                                                                  ---------   ---------    ---------

CASH FLOW FROM FINANCING ACTIVITIES
  Proceeds from issuance of shares and amount received on
   account of shares, net                                                 -       5,007        6,434
  Increase (decrease) in short-term bank credits and loans, net         361         377       (1,207)
  Proceeds from issuance of long-term debt and loan to related
   party                                                              1,000          15           20
  Repayment of long-term debt                                           (43)       (146)        (436)
                                                                  ---------   ---------    ---------
               Net cash provided by financing activities              1,318       5,253        4,811
                                                                  ---------   ---------    ---------

INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                       54        (158)        (238)


CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                   20         178          416
                                                                  ---------   ---------    ---------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                  $      74   $      20    $     178
                                                                  =========   =========    =========
Noncash transactions:

  Conversion of convertible debt, net                             $       -   $      28    $   4,876
                                                                  =========   =========    =========
  Ordinary shares issued in settlement of debt                    $       -   $     804    $      90
                                                                  =========   =========    =========
  Receivable from shareholder                                     $       -   $       -    $     240
                                                                  =========   =========    =========
  Offset of advance from investment in affiliated company         $       -   $       -    $   1,307
                                                                  =========   =========    =========
  Reclassification of property and equipment to inventory         $     325   $       -    $       -
                                                                  =========   =========    =========

Supplement disclosures of cash flow activities -
  Net cash paid during the year for:
   Income taxes                                                   $      13   $      69     $      -
                                                                  =========   =========    =========
   Interest                                                       $     525   $     520    $     714
                                                                  =========   =========    =========




The accompanying notes are an integral part of these consolidated financial statements

                       RADA ELECTRONIC INDUSTRIES LIMITED

                  CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
                          In thousands of U.S. dollars


                                                                               DECEMBER 31,
                                                                    ----------------------------------
                                                                       2001        2000         1999
                                                                    ---------    --------    ---------
      APPENDIX A -
      ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH
       USED IN OPERATING ACTIVITIES:
         Depreciation and amortization                              $   1,710    $   1,950   $   2,437
         Write-off of inventories                                           -          200       2,718
         Loss on investment in affiliated company                           -            -         300
         Write-off of property and equipment and other assets             251          217         898
         Gain on sale of discontinued segment                               -            -        (306)
         Loss on sale of a consolidated subsidiary                         30            -           -
         Minority interest in losses of subsidiaries                      (96)         (32)       (292)
         Equity in losses of affiliated company                             -            -         101
         Others                                                            61           29         286
         Decrease in trade receivables                                     21          693         513
         Decrease in other receivables and prepaid expenses               559          236         111
         Decrease (increase) in inventories                                 7         (558)        878
         Decrease (increase) in long-term receivables                      47          (56)          -
         Decrease (increase) in costs and estimated earnings in
          excess of billings on uncompleted contracts, net                181          560      (1,125)
         Decrease in trade payables                                      (159)        (684)     (2,298)
         Decrease in other liabilities and accrued expenses               (99)      (1,591)     (1,998)
         Increase (decrease) in deferred revenues                         (45)       1,159       1,442
         Increase (decrease) in accrued severance pay, net                  -         (172)         42
                                                                    ---------    ---------   ---------
                                                                    $   2,468    $   1,951   $   3,707
                                                                    =========    =========   =========

                                                                    DECEMBER 31,
                                                                        2001
                                                                    ------------
      APPENDIX B - SALE OF A CONSOLIDATED SUBSIDIARY (JETBORNE)
         Working capital (excluding cash and cash equivalents)       $    69
         Property and equipment                                            2
         Long-term assets                                                238
         Minority interest                                                (3)
         Loss on realization                                             (30)
         Long-term receivable                                           (290)
                                                                     -------
                                                                     $   (14)
                                                                     -------

The accompanying notes are an integral part of these consolidated financial statements

                       RADA ELECTRONIC INDUSTRIES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          In thousands of U.S. dollars except share and per share data


NOTE 1   -  GENERAL

          A. RADA Electronic Industries Limited, an Israeli corporation (the "Company") is engaged in the development, manufacturing and sale of Automated Test Equipment ("ATE") products, avionics equipment and aviation data acquisition and debriefing systems.

          B. As reflected in the consolidated financial statements, as of December 31, 2001, the Company had an accumulated deficit of $56,049 and a working capital deficiency of $9,040. Subsequent to balance sheet date, a shareholder agreed to convert a $1.0 million loan granted to the Company into shares, under certain conditions. In addition, this shareholder agreed to advance to the Company an additional $500 as a loan. Three other shareholders committed to purchase shares of the Company in the amount of approximately $950, under certain conditions. The Company believes that the actions described above, together with its improved operations will enable it to finance its liquidity needs at least through December 31, 2002. See Note 18(1) and 18(2).

          C.   The  Company  operates a test and repair shop based on the use of its ATE in Beijing, China through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS"). CACS was established as a joint venture company with a third party, which owns the remaining 20% equity interest.

          D. The Company sold aircraft spare parts through Jetborne International, Inc. ("Jetborne"), which was 75% owned by the Company until December 31, 2001. Jetborne historically purchased inventory in bulk, mainly at auctions, and sold the spare parts over long periods of time through a computerized communication system through which sales and purchases of airplanes spare parts are effected. In March 2002, the Company sold its 75% equity interest in Jetborne in consideration for one dollar and recorded a loss of $30. As of December 31, 2001, the Company did not consolidate the assets and liabilities of Jetborne in the December 31, 2001 balance sheet, as the Company did not have control over Jetborne as of December 31, 2001 and none of its directors or representatives had functioned as directors or managers of Jetborne. The Company consolidated Jetborne's results of operations for the year 2001 and did not include it's assets and liabilities as of December 31, 2001 (see Note 6).

          E.   As for major customer see Note 17.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data

NOTE 2   -  SIGNIFICANT ACCOUNTING POLICIES

          The financial statements are prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:


          A.   USE OF ESTIMATES

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

          B.   FINANCIAL STATEMENTS IN U.S. DOLLARS

               The consolidated financial statements of the Company have been prepared in U.S. dollars as the currency of the primary economic environment in which the operations of the Company and its subsidiaries (the "Group") are conducted is the U.S. dollar. Most of the Group's sales are made outside Israel in U.S. dollars, as is a substantial portion of its expenses and capital issuances. Thus, the functional and reporting currency of the Group is the U.S. dollar.

               Transactions and balances denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" ("SFAS 52") of the U.S. Financial Accounting Standards Board ("FASB"). Accordingly, items have been remeasured as follows:

               - Monetary items - at the exchange rate in effect on the balance sheet date.

               -    Nonmonetary items - at historical exchange rates.

               - Revenues and expense items - at the exchange rates in effect as of the date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data

NOTE 2   -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          B.   FINANCIAL STATEMENTS IN U.S. DOLLARS (Cont.)

               All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations. The representative rate of exchange at December 31, 2001 was U.S.$1.00 = NIS 4.416; and at December 31, 2000 and 1999 = NIS
               4.041 and NIS 4.153, respectively.

          C.   BASIS OF CONSOLIDATION

               The consolidated financial statements include the financial statements of the Company and its subsidiaries. The Company consolidates the financial statements of all subsidiaries with greater that 50% ownership and control. The major subsidiary is CACS. The Company sold its 75% equity interest in Jetborne and therefore consolidated only the statement of operations for the year ended December 31, 2001 (see Note 6). Significant intercompany balances and transactions have been eliminated in consolidation.

          D.   CASH EQUIVALENTS

               All highly liquid investments that are not restricted as to withdraw or use with an, original maturity of three months or less are considered cash equivalents.

          E.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

               The allowance is determined based upon management's evaluation of receivables doubtful of collection on a specific identification basis.

          F.   INVENTORIES

               Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, and for market prices lower than cost.

               Cost is determined as follows:

               Raw materials and components- using "the first-in, first-out" cost method.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data

NOTE 2   -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          F.   INVENTORIES (Cont.)

               Work-in-process - represents the cost of manufacturing with the addition of allocable indirect manufacturing costs.

               Finished goods - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

               Amounts related to long-term contracts as determined by the percentage of completion method of accounting are recorded as "Recoverable cost and accrued profit not yet billed".

               Inventories include aircraft spare parts that, although currently available for sale, are expected to be sold over a period exceeding one year and are included under long-term assets.

          G.   RESEARCH AND DEVELOPMENT EXPENSES

               Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," ("SFAS No.86") "requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company and its subsidiaries product development process, technological feasibility is established upon completion of a working model.

               Research and development costs incurred in the process of producing product masters and product enhancements and producing the Company's Aircraft Test Systems Programs Sets ("TPS") software library, which is integrated with the Company's test station, are generally charged to expenses as incurred, net of participation of the Office of the Chief Scientist in the Israeli Ministry of Industry and Trade ("OCS") and the Israel - United States Binational Industrial Research and Development Foundation ("BIRD Foundation").

               Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release, have been capitalized.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data


NOTE 2   -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          H.   OTHER ASSETS

               Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or
               (ii) the straight-line method over the estimated useful life of the product (five to twenty years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.

          I.   PROPERTY AND EQUIPMENT

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are as follows:

                Buildings                            2.5 -  4%
                Machinery and equipment             10   - 33%
                Office furniture and equipment       6   - 33%
                Motor vehicles                      15   - 20%

               Leasehold improvements are amortized over the shorter of the estimated useful life or the lease period.

               Assets, in respect of which investment grants have been received, are presented at cost less the related grant amount. Depreciation is based on net cost.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data


NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          J.   LONG LIVED ASSETS

               The Company periodically evaluates the recoverability and the appropriateness of the amortization periods of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long Lived Assets and for the Long Lived Assets to be Disposed of ("SFAS No. 121").The Company recognizes impairment losses for long-lived assets whenever events or changes in circumstances result in the carrying amount of the assets exceeding the sum of the expected future undiscounted cash flows associated with such assets. The measurement of the impairment losses to be recognized is to be based on the difference between the fair values and the carrying amounts of the assets. Impairment loss recorded in the statement of operations for the years ended December 31, 2001, 2000 and 1999 amounted to $251, $217 and $898, respectively.

          K.   INCOME TAXES

               The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary to reduce deferred tax assets to their estimated reliable value.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data


NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          L.   SEVERANCE PAY

               The Company's liability for severance pay is calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is partly provided by monthly deposits for insurance policies and/or pension funds and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet. The deposited funds of the Company's employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

               Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense, for the years ended December 31, 2001, 2000 and 1999 amounted to $194, $29 and $158, respectively.

          M.   FAIR VALUE OF FINANCIAL INSTRUMENTS

               The  Group  used  the  following   methods  and   assumptions  in
               estimating   their   fair   value   disclosures   for   financial
               instruments:

               The carrying amount of cash and cash equivalents, trade receivables, short-term bank credits and trade payables approximate their fair value due to the short term maturity of these instruments.

               The carrying amount of long term debts are equivalent or approximate their fair value as they bear interest at approximate market rates.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data


NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          N.   CONCENTRATION OF CREDIT RISK

               The Groups sells its products and services mainly to financially sound, well-established customers. Credit risk is concentrated in the United States, Europe and Israel.

               Financial instruments that potentially subject the Groups to concentrations of credit risk consist principally of cash and cash equivalent and short-term bank credit.

               Cash and cash equivalents are mainly in U.S dollars with major banks in Israel. Management believes that the financial institutions that hold the Groups investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

          O.   ROYALTY BEARING GRANTS

               Royalty-bearing grants in respect of research and development projects from the OCS and the BIRD Foundation, are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and are included as a deduction from research and development costs.

          P.   SHARE BASED COMPENSATION

               The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25 - "Accounting for Stock Based Compensation" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("Fin No. 44"). Under APB No.25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognize. The pro forma disclosures, required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), are provided in
               Note 13B.

               The Company accounts for shares, stock options and warrants issued to non-employees in accordance with SFAS No. 123. The Company uses the Black-Scholes Option Pricing model to value options and warrants granted to non-employees.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data


NOTE 2   -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Q.   REVENUE RECOGNITION

               The Group generates revenues mainly from the sale of products and from long-term fixed price contracts for ATE, avionics, ground debriefing systems. In addition, the Group leases ATE and provides manufacturing services.

               Revenues from sales of products are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101"), when shipment has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation remains and collectibility is probable.

               Revenues from services are recognized upon performance of the services.

               Revenues from long-term fixed price contracts are recognized based on Statement of Position No. 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident.

               Revenue under operating leases of equipment are recognized in accordance with Statement of Financial Accounting Standard No. 13 "Accounting for Leases" ("SFAS No. 13"), ratably over the lease period.

               Deferred   revenues   include  unearned  amounts  received  under
               services contract, and amounts received from customers but not yet recognize as revenues.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data


NOTE 2   -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          R.   BASIC AND DILUTED NET LOSS PER SHARE

               Basic net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128 "Earnings per Share" ("SFAS No. 128"). All outstanding share options and warrants have been excluded from the computation of diluted loss per share because their effect is anti-dilutive for all periods presented. Options and warrants to purchase 1,115,200, 2,511,982 and 2,359,894 ordinary shares were not included in the computation of years 1999, 2000 and 2001 diluted loss per share because such options and warrants were considered anti-dilutive.

          S.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

               In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. All other intangible assets will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS 142 effective January 1, 2002. The adoption of SFAS 141 and 142 will not have an impact on the Company's financial position or results of operations since there is no goodwill and no intangible assets with indefinite lives.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data


NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          S.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Cont.)

               In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). Although SFAS 144 supersedes FASB Statement No. 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues. Also, the accounting model used in SFAS 121 for long-lived assets to be disposed of by sale (lower of carrying amount or fair value less cost to sell) is broadened by SFAS 144 to include discontinued operations and supersedes the reporting provision of APB Opinion No. 30, "Reporting the Results of Operations of a Segment of a Business". Therefore, discontinued operations will no longer be measured on a net realizable value basis and future operating losses will no longer be recognized before they occur. SFAS 144 also broadens the presentation of discontinued operations to include a component of an entity (rather than a segment of a business). The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those years. The Company believes that the adoption of SFAS 144 will not have a material impact on the Company's financial statements.


NOTE 3   -  OTHER RECEIVABLES AND PREPAID EXPENSES

                                                              DECEMBER 31,
                                                              ------------
                                                             2001      2000
                                                             ----      ----

           Advances to suppliers                             $ 19      $483
           Prepaid expenses                                    47       143
           Other                                                1        61
                                                               --        --
                                                             $ 67      $687
                                                             ====      ====

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data


NOTE 4   -  CONTRACTS IN PROCESS

          Amounts included in the financial statements which relate to recoverable costs and accrued profits not yet billed on contracts in process are classified as current assets. Billings on uncompleted contracts in excess of incurred cost and accrued profits are classified as current liabilities. Summarized below are the components of the amounts:

          A.   RECOVERABLE COSTS AND ACCRUED PROFITS NOT YET BILLED:

                                                           DECEMBER 31,
                                                           ------------
                                                        2001          2000
                                                        ----          ----
                Costs incurred on uncompleted
                  Contracts                            $ 1,425     $   732
                Accrued profits                          1,709         546
                                                         -----         ---
                                                         3,134       1,278
                Less - amount billed and progress
                  Payments                               3,021       1,086
                Less - estimated loss on contracts           4           -
                                                            --          --
                                                       $   109     $   192
                                                       =======     =======



          B.   BILLING IN EXCESS OF INCURRED COSTS AND PROFITS

                Costs incurred on uncompleted
                  Contracts                            $   994     $ 2,276
                Accrued profits                          1,090       2,112
                                                         -----       -----
                                                         2,084       4,388
                Less - amount billed and progress
                  payments                               2,308       4,514
                                                         -----       -----
                                                       $  (224)    $  (126)
                                                       =======     =======

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data

NOTE 5   -  INVENTORIES
                                                               DECEMBER 31,
                                                               ------------
                                                             2001       2000
                                                             ----       ----
           Current:
             Raw materials and components                $  1,199   $    933
             Work in process                                  417        302
             Finished goods                                   406        406
                                                              ---        ---
                                                         $  2,022   $  1,641
                                                         ========   ========
           Inventories in excess of amounts expected
             to be sold currently:
              Aircraft spare parts                       $      -   $    347
                                                         ========   ========

            Write-off of inventories, for the years ended December 31, 2001, 2000 and 1999 amounted to $0, $200 and $2,718 respectively.


NOTE 6   -  LONG-TERM RECEIVABLES
                                                              DECEMBER 31,
                                                              ------------
                                                             2001      2000
                                                             ----      ----

           Loan to former Chief Executive Officer (1)    $    605   $   632
           Loan to a former officer (1)                       239       250
           Loans to employees                                  29        29
           Loan to Jetborne (2)                               290         -
                                                              ---        --
                                                         $  1,163   $   911
                                                         ========   =======

          (1) The loans to former officers are linked to the Israeli Consumer Price Index ("CPI") and bears interest of 4% per annum. The loans were granted from 1989 through 1997. The Company is currently in litigation with its former CEO and the former officer - see Note 16.

          (2) Loan to Jetborne - On December 31, 2001, the Company sold its 75% ownership in Jetborne in consideration for one dollar. Jetborne will repay the Company within ten years from the date of the agreement the outstanding loan and debt including accrued interest as of December 31, 2001. In addition, Jetborne will pay the Company royalties as a percentage of the gross revenues of Jetborne which derived from the inventory held by Jetborne as of December 31, 2001. It is agreed that the first payment on account of the royalties shall be deducted from the outstanding loan and debt. In any event, all payments due to the Company under the agreement will be paid no later than the tenth anniversary of the agreement. The outstanding loan and debt are presented at an estimated discounted fair value of $290. Accordingly, the Company recorded a loss of $30 as a result of the sale of Jetborne pursuant to the agreement.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data


NOTE 7   -  PROPERTY AND EQUIPMENT, NET

                                                            DECEMBER 31,
                                                            ------------
                                                         2001          2000
                                                         ----          ----
           COST
             Factory building                         $   1,940     $   1,940
             Other building                               1,042         1,042
             Machinery and equipment                     14,386        15,548
             Motor vehicles                                 623           623
             Office furniture and equipment                 422           412
             Leasehold improvements                          20            20
             Tools and implements - base stock              198           198
                                                            ---           ---
                                                         18,631        19,783
                                                         ------        ------
           ACCUMULATED DEPRECIATION
             Factory building                             1,030           958
             Other building                                 104            78
             Machinery and equipment                     10,158        10,110
             Motor vehicles                                 483           414
             Office furniture and equipment                 231           206
             Leasehold improvements                           4             2
                                                             --            --
                                                         12,010        11,768
                                                         ------        ------
             Depreciated cost                         $   6,621     $   8,015
                                                      =========     =========



            The Company's factory building in Beit-Shean, Israel is located on land leased from the Israel Lands Administration until the year 2034.


            Depreciation expense was $1,103, $1,071 and $1,398 for the years ended December 31, 2001, 2000 and 1999, respectively. Write-off of property and equipment was $200, $47 and $720 for the years ended December 31, 2001, 2000 and 1999, respectively.

            Machinery and equipment, net includes self constructed machinery and equipment under rental as of December 31, 2001 and 2000 in the amount of approximately $1,800 and $1,900, respectively.

            Liens - see Note 12G.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data

NOTE 8   -  OTHER ASSETS, NET
                                                            DECEMBER 31,
                                                            ------------
                                                          2001       2000
                                                          ----       ----
             COST
               Test Systems Programs Sets (TPS)         $ 8,275    $ 8,171
               Product masters and enhancements           1,411      1,411
                                                          -----      -----
                                                        $ 9,686    $ 9,582
                                                        -------    -------

             ACCUMULATED AMORTIZATION
               Test Systems Programs Sets               $ 4,449    $ 4,073
               Product masters and enhancements           1,129        847
                                                          -----      -----
               Amortized cost                             5,578      4,920
                                                          -----      -----
                                                        $ 4,108    $ 4,662
                                                        =======    =======


          Amortization expense was $607, $879 and $1,039 for the years ended December 31, 2001, 2000 and 1999, respectively.

          Write-off of other assets was $51, $170, $178 for the years ended December 31, 2001, 2000 and 1999, respectively.


NOTE  9  -  SHORT-TERM BANK CREDITS AND LOANS

                                                               DECEMBER 31,
                                                               ------------
                                                             2001      2000
                                                             ----      ----

           Loans in U.S. dollars (1)                      $  4,043   $  2,082
           Short-term bank credits in U.S. Dollars           1,000        773
           Short-term bank credits in NIS (2)                  869      1,580
           Loans in NIS (3)                                      -      1,146
                                                                --      -----
                                                          $  5,912   $  5,581
                                                          ========   ========


          (1) The interest rate at December 31, 2001 is between 4.5% and 4.9%. (December 2000 - 7%-8.75%)

          (2)  The interest rate at December 31, 2001 is approximately 6.8%.

          (3) The interest rate at December 31, 2000 is between 10.5% and 11.8%.

          The weighted average interest rate on the aggregate amount of short-term bank credits and loans at December 31, 2001 is 5% (December 2000 - 10%).

          The total authorized credit line of the Company at December 31, 2001 is $5,795.

          Liens - see Note 12G.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data



NOTE 10  -  OTHER LIABILITIES AND ACCRUED EXPENSES

                                                              DECEMBER 31,
                                                              ------------
                                                             2001       2000
                                                             ----       ----
           Payroll and related expenses                  $  1,083    $ 1,131
           Accrued professional fees                          141        237
           Accrued royalties (see Note 13B and 13C)           469        450
           Provision for legal proceedings                    394        427
           Other                                              738        679
                                                              ---        ---
                                                         $  2,825    $ 2,924
                                                         ========    =======

NOTE 11  -  LONG-TERM DEBT, NET OF CURRENT MATURITIES

                                                               DECEMBER 31,
                                                               ------------
                                                             2001       2000
                                                             ----       ----

           Lease obligations and others                      $  8      $  51
           Less - current maturities                            8         43
                                                               --         --
                                                             $  -      $   8
                                                             ----      -----

            Liens - see Note 12G.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data


NOTE 12  -  CONTINGENCIES, COMMITMENTS AND LIENS

          A. As of December 31, 2001, the Company was a party to various legal proceedings, including the following:

               (1) In June 1998, the Company's Board of Directors accepted the resignation of the Company's former CEO. In November 1998, the former CEO commenced legal proceedings against the Company in the Tel Aviv Regional Court for Labor Disputes, claiming approximately $500 in respect of salary, severance pay, vacation pay and other fringe benefits. The former CEO also claimed that a personal loan that was provided to him by the Company had been forgiven. In May 2001, an additional claim of approximately $250 was filed by the former CEO against the Company in the Tel-Aviv District Court for damages allegedly caused to him as a result of attachment imposed on certain of his assets by the Company that was subsequently cancelled by the Court. In addition, in 2001, the Company filed a claim against a former Board member that in case the former CEO's claim in the Labor Court is accepted by the court, damages in the amount of $250 will be covered by the former Board member. Furthermore, the Company filed additional suits against the former CEO and a former director in the amount of $250 for funds that they allegedly transferred from the Company to a third party. In September 1999 and in 2001, the Company filed suits against the former CEO and the former Board member in the District Court of Tel Aviv in the amount of $1,650 for damages caused to the Company in the purchase of a subsidiary and negligence of management. In August 2000, the Company filed an additional suit against the former CEO in the amount of approximately $500 regarding the repayment of the loan provided to the former CEO. Legal counsel believes that the Company has a valid defense against the claims. Although these claims are in preliminary stages, management believes that there will be no material adverse effect on the Company's financial position or result of operations.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data


NOTE 12  -   CONTINGENCIES,  COMMITMENTS  AND LIENS (CONT.)

               (2) In 1999 and 2000, the former CEO and his son filed a few complaints against the President and are seeking damages for alleged slander by the defendant in the amount of approximately $800.

               (3) In 1999, a supplier filed a claim against the Company's former subsidiary, Vectronics. As part of the sale of Vectronics, the Company agreed to take responsibility for former claims against Vectronics. The claim is in the amount of $2,500 for damages relating to Vectronic's alleged failure to manufacture a certain component for the supplier. In the opinion of the Company's legal counsel, Vectronics has a strong defense against the allegations.

               (4) In 2000, a former employee and officer of the Company filed a claim against the Company in the Tel Aviv District Court for Labor Disputes claiming approximately $580 in respect of severance pay, vacation pay and other fringe benefits. In 2001, the Company filed a counter-claim in the amount of $300 in respect of the repayment of a personal loan that was provided to the former employee. In the opinion of the Company's legal counsel, the Company has a strong defense against the allegations.

               (5) In May 2001, a former director filed a claim against the Company, whereby he claims that he is entitled to 600,000 options to purchase Ordinary shares of the Company. Legal counsel believes that the claim does not have any merit.

               (6) The Company is involved from time to time in various legal claims in the ordinary course of business, including claims by agents for commissions and others. The Company's management, based on the advice of its legal counsel, believes such claims will not have a material adverse effect on the financial position or results of operations of the Company.

               Presently, the Company is unable to predict the final outcome of the above claims. The Company has accrued an amount which it believes is sufficient to cover any damages, if any, that may result from these claims.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data


NOTE 12  -   CONTINGENCIES,  COMMITMENTS  AND LIENS (CONT.)

               B. The Company's research and development efforts have been partially financed through royalty bearing programs sponsored by the OCS. In return for the OCS's participation, the Company is committed to pay royalties at a rate ranging from 3 % to 5% of sales of the products supported by the OCS, up to 100% of the amount of such participation received. The Company's total obligation for royalties, net of royalties paid or accrued totaled approximately $686 as of December 31, 2001.

                    The total amount of royalties  charged to  operations in the
                    years  ended   December   31,   1999,   2000  and  2001  was
                    approximately $73, $2 and $153, respectively.

               C. Research and development projects undertaken by the Company and a subsidiary abroad were partly financed by the BIRD Foundation. The Company and the subsidiary are committed to pay royalties to the BIRD Foundation at a rate of 2.5% of sales proceeds for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation. The Company's and subsidiaries total obligation for royalties, net of royalties paid or accrued, totaled approximately $1,918 as of December 31, 2001.

                    The total amount of royalties charged to operations for in the years ended December 31, 1999, 2000 and 2001 was approximately $0, $29 and $13, respectively.

               D. The offices of the Company and its subsidiaries are rented under non-cancelable operating leases expiring by January 31, 2003. Annual minimum future rental payments under the leases, at exchange rates in effect on December 31, 2001, are approximately as follows:

                    2002                                    $ 150
                    2003                                       12
                                                               --
                                                            $ 162
                                                            =====


                    Rent expense for the years ended December 31, 2001, 2000 and 1999 was $171, $200 and $179, respectively.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data

NOTE 12  -  CONTINGENCIES, COMMITMENTS AND LIENS (CONT.)

          E. The vehicles of the Company are rented under operating leases expiring by July 1, 2005. Annual minimum future rental payments under the leases, at exchange rates in effect on December 31, 2001, are approximately as follows:

                2002                                                   $ 107
                2003                                                     107
                2004                                                      92
                2005                                                      18
                                                                          --
                                                                       $ 324
                                                                       =====


               Rent expense for the years ended December 31, 2001, 2000 and 1999 was $24, $7 and $0, respectively.

          F. The Company has certain offset obligations with the Ministry of Economic Affairs of the Netherlands to purchase equipment. The offset obligations expire August 16, 2003.

          G. The Company has recorded floating liens on all of its assets and specific liens on certain assets for liabilities to the banks and other creditors.


NOTE 13  -  SHAREHOLDERS' EQUITY

          A.   SHARE CAPITAL

               Ordinary Shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

               In March 2001, the Company effected a 2.5 to 1 reverse stock split with respect to its ordinary shares. All shares, stock options and warrants and net loss per share amounts in these financial statements have been restated for all periods to reflect the reverse stock split.

               In February 1999, the Company issued 1,360,000 Ordinary shares in a private placement to certain investors in consideration for an aggregate amount of $2,125.

               In February 1999, the Company issued 270,592 Ordinary shares in connection with the conversion of a short-term loan granted to the Company in June 1998 in the amount of $677, including accrued interest as of the date of conversion. Since these shares were not registered, as required by the loan agreement, the Company issued an additional 80,000 shares for no further consideration. Expense for the value of these shares was not recorded as the amount is not material.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data

NOTE 13  -  SHAREHOLDERS' EQUITY (CONT.)

          A.   SHARE CAPITAL (Cont.)

               In March 1999, the Company issued 40,000 Ordinary shares in connection with services provided to the Company in the amount of $90. Since these shares were not registered as agreed upon with the service provider, the Company agreed to issue an additional 20,000 unregistered shares for no further consideration. Expense for the value of the 20,000 unregistered shares was not recorded as the amount is not material.

               In June 1999, the Company issued 320,000 Ordinary shares in a private placement to a shareholder in consideration for $460 and 1,280,000 Ordinary shares in consideration for the conversion of a loan in the amount of $2,037 granted to the Company in May 1998.

               In August 1999, the Company issued 1,310,000 Ordinary shares in a private placement to certain investors in consideration for an aggregate amount of $3,865.

               In August 1999, the Company issued 865,424 Ordinary shares in connection with a loan granted to the Company in September 1998 in the amount of $2,142 including interest not paid as of the date of the conversion.

               In February 2000, the Company issued 518,372 Ordinary shares in a private placement to certain investors in consideration for an aggregate amount of approximately $2,758.

               In May 2000, the Company issued 940,000 Ordinary shares in a private placement to certain investors in consideration for an aggregate amount of approximately $2,249.

               During 2000, the Company issued 36,230 Ordinary shares to a services provider in connection with settlement of a debt in the amount of $304. All shares issued to the above mentioned service provider were issued at market price which represented fair market value.

               During 2000, the Company issued 117,587 Ordinary shares to an additional service provider in connection with settlement of a debt in the amount of $500. All shares issued to the above mentioned service provider were issued at market price which represented fair market value.

               In August 2000, the Company issued 7,292 Ordinary shares in respect of a loan in the amount of $28 given to the Company in December 1997.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data


NOTE 13  -  SHAREHOLDERS' EQUITY (CONT.)

          B.   STOCK OPTION PLANS

               In 1993, the Company's  Board of Directors  approved the adoption of an Employee Stock Option Plan (the "1993 Plan"), which authorizes the grant of options to purchase up to an aggregate of 200,000 ordinary shares to officers, directors, consultants and key employees of the Company and its subsidiaries. Options granted under the 1993 Plan expire within maximum of ten years from the date of grant. The 1993 Plan will expire on November 23, 2003 unless sooner terminated by action of the Board of Directors. Options granted under the Company's Plans vest ratably over three years, one third on each anniversary of the grant.

               The exercise price of an option granted to an employee may not be less than 60% of the fair market value of the Company's ordinary shares on the date of grant of the option. The exercise price of an option granted to a non-employee director or consultant may not be less than 80% of the fair market value of the Company's ordinary shares on the date of grant of the option.

               In 1994, the Company's Board of Directors approved the adoption of an Employee Stock Option Plan (the "1994 Plan"), which authorizes the grant of options to purchase up to an aggregate of 200,000 ordinary shares to officers, directors, consultants and key employees of the Company and its subsidiaries. The terms of the 1994 Plan are substantially identical to those of the 1993 Plan.

               In 1996, the Company's Board of Directors approved the adoption of an Employee Stock Option Plan (the "1996 Plan"), which authorizes the grant of options to purchase up to an aggregate of 240,000 ordinary shares to officers, directors, consultants and key employees of the Company and its subsidiaries. The terms of the 1996 Plan are substantially identical to the terms of the plan described above.

               In 1999, the Company's Board of Directors and shareholders approved the adoption of an Employee Stock Option Plan (the "1999 Plan"), which authorizes the grant of options to purchase up to an aggregate of 800,000 ordinary shares to employees, officers, and directors of the Company and its subsidiaries. The terms of the 1999 Plan are substantially identical to the Plans described above.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data


NOTE 13  -  SHAREHOLDERS' EQUITY (CONT.)

          B.   STOCK OPTION PLANS (Cont.)

               In addition, in 1999, the Board of Directors approved the issuance of 840,000 warrants to purchase ordinary shares to the President and certain directors of the Company. The warrants were granted at an exercise price equal to or greater than the fair market value of an ordinary share at the date of grant. The remaining terms of the warrants are substantially identical to the terms described above. In November 2000, the shareholders of the Company approved the increase in the number of shares subject to the 1999 Plan by an additional 240,000 ordinary shares. At December 31, 2001, 642,000 options were available for grant under the Plans described above.

               All options were granted at fair market value. Transactions related to the above plans during the years ending December 31, 2001, 2000 and 1999 were as follows:

                                               YEAR ENDED DECEMBER 31,
                          -------------------------------------------------------------------
                                      WEIGHTED               WEIGHTED               WEIGHTED
                           NUMBER      AVERAGE     NUMBER    AVERAGE     NUMBER     AVERAGE
                             OF       EXERCISE       OF      EXERCISE      OF       EXERCISE
                           OPTIONS      PRICE     OPTIONS     PRICE      OPTIONS     PRICE
                           -------    --------    -------    --------    -------    ----------
                                   2001                   2000                   1999
                          --------------------   --------------------  -----------------------
Options outstanding at
  beginning of the year   1,742,000     $ 5.40   1,155,200    $  5.98    360,000     $  4.90
Granted                           -       -        664,800       4.50    854,000        6.30
Forfeited or cancelled     (104,000)      4.78     (78,000)      5.85    (58,800)       4.35
                           --------       ----     -------       ----    -------        ----
Options outstanding at
  end of the year         1,638,000     $ 5.48   1,742,000    $  5.40  1,155,200        5.98
                          =========     ======   =========    =======  =========        ====
Exercisable at end
  of year                   949,200     $ 4.71     531,867    $  4.08    237,067     $  5.43
                            =======     ======     =======    =======    =======     =======
Weighted average
  fair value of options
  granted                               $    -                $     -                $     -
                                        ======                =======                =======


                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data


NOTE 13  -  SHAREHOLDERS' EQUITY (CONT.)

          B.   STOCK OPTION PLANS (Cont.)

               The  following  table   summarizes   information   about  options
               outstanding and exercisable at December 31, 2001:

                                  OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                       ----------------------------------------     -------------------------
                          NUMBER       WEIGHTED-                      NUMBER
                       OUTSTANDING      AVERAGE       WEIGHTED-     OUTSTANDING     WEIGHTED-
                            AT         REMAINING       AVERAGE           AT          AVERAGE
RANGE OF EXERCISE      DECEMBER 31,   CONTRACTUAL     EXERCISE      DECEMBER 31,    EXERCISE
PRICES                    2001        LIFE (YEARS)      PRICE           2001          PRICE
----------------       ------------   ------------    ---------     ------------    ---------
$  2.25-6.25            1,202,400         7.87         $ 4.24           781,600     $  3.80
$  6.50-10.00             427,600         7.67           8.82           159,600        8.72
$  13.70                    8,000         2.00          13.70             8,000       13.70
                            -----                       -----             -----       -----
                        1,638,000(*)                   $ 5.48           949,200     $  4.71
                        ==========                     ======           =======     =======


               (*) Includes 840,000 warrants outstanding to directors of the Company.

               The Company accounts for stock option grants to employees and directors in accordance with APB No. 25. Pro forma information regarding net loss and net loss per share is required by SFAS No. 123 as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant, using the Black and Scholes Option Valuation Model, with the following weighted-average assumptions for each of the three years in the period ended December 31, 2001: (1) expected life of option of two years; (2) dividend yield of 0%; (3) expected volatility of 36%; and (4) risk-free interest rate of 1.75% (5% -2000 and 1999). If deferred compensation had been determined under the above mentioned fair value method, the effect on the Company's net loss and net loss per share would have been immaterial for all the reported periods.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data

NOTE 13  -  SHAREHOLDERS' EQUITY (CONT.)

          C.   WARRANTS

               In May 2001, in connection with the loan described in Note 16, a warrant to purchase 91,912 ordinary shares was issued to a shareholder at an exercise price of $2.176 per ordinary share exercisable until June 2003. As of December 31, 2001, no shares were issued in respect to the above mentioned warrant.

               In May 2000, warrants to purchase 388,778 ordinary shares were issued to investors who participated in the February 2000 private placements, at an exercise price of $2.75 per share, exercisable until June 2003. As of December 31, 2001, no shares were issued in respect to the abovementioned warrants.

               In May 1998, in connection with a loan granted to the Company by a shareholder, warrants to purchase 144,000 ordinary shares were issued, to the shareholder at exercise prices between $3.75 and $6.25 per share, exercisable until June 2003. The Company accounted for this warrant grant in accordance with Accounting Principles Board Opinion No. 14 - "Accounting for Convertible Debt and Debt Issued with Purchase Warrants" ("APB No. 14"). As of December 31, 2001, no shares were issued in respect to the above mentioned warrants.

               During 1997 and 1998, warrants to purchase 80,000 ordinary shares were issued to the President of the company at exercise prices between $3.06 and $6.13 per ordinary share, with no expiry date. As of December 31, 2001, no shares were issued in respect to the above mentioned warrants. The above mentioned warrants were issued at a market price which represented fair market value at each of the dates of grant.

          D.   DIVIDENDS

               The Company has never paid cash dividends to shareholders. The Company intends to retain future earnings for use in its business and does not anticipate paying cash dividends on its ordinary shares in the foreseeable future. Any future dividend policy will be determined by the Board of Directors and will be based upon conditions then existing, including results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the Board of Directors may deem relevant.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data


NOTE 14  -  TAXES ON INCOME

          A. TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENT, 1959.

               The Company has been granted an "Approve Enterprise" status for one investment program in the alternative program, by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 ("the Law"). Since the Company is a "foreign investors' company", as defined by the Law, it is entitled to a ten-years period of benefits, for enterprises approved after April 1993. The main tax benefits from said status are a tax exemption for two years, and a reduced tax rate (based on the percentage of foreign shareholding in each tax year) on income from its approved enterprise, for the remainder of the benefit period. These tax benefits are subject to a limitation of the earlier of twelve years from commencement of operations, or fourteen years from receipt of approval. In the event of a distribution of a cash dividends out of tax-exempt income, the Company will be liable to corporate tax at a rate of 25% in respect of the amount distributed. As the Company has not yet reported any taxable income, the benefit period has not yet commenced.

               Income from sources other than the Approved Enterprise during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

               The  Company is entitled to charge  accelerated  depreciation  in
               respect  of  machinery  and   equipment   used  by  the  Approved
               Enterprise.

               The entitlement to the above mentioned benefits is conditional upon the Company's fulfilling the conditions stipulated by the above mentioned law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences, to the CPI and interest.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data

NOTE 14  -  TAXES ON INCOME (CONT.)

          B. MEASUREMENT OF TAXABLE INCOME UNDER THE INCOME TAX (INFLATION ADJUSTMENTS) LAW

               Results for tax purposes are measured and adjusted in accordance with the change in the CPI. As explained in Note 2B, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the financial reporting basis and the tax basis of assets and liabilities.

          C.   THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

               The  Company  is an  "Industrial  Company"  under the Law for the
               Encouragement   of  Industry.   The  principal   benefit  is  the
               deductibility of expenses in connection with a public offering.

          D. As of December 31, 2001, the net operating loss carryforwards for tax purposes relating to the Company in Israel amounted to approximately $43,745. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax-exempt, and accordingly, no deferred tax asset has been recorded.

               As of December 31, 2001, carryforward losses relating to non-Israeli companies, approximately $4,255. Carryforward losses in non-Israeli companies may be carried forward indefinitely and may be offset against future taxable income. As the Company believes that the realization of this carryforward loss is not more likely than not to be realized, the Company has recorded a valuation allowance in respect of the entire amount of the deferred tax asset relating to the carryforward losses.

          E. Final tax assessments have been received by the Company in Israel through the tax year 1998. Based on certain disputed tax assessments of the Company's U.S. subsidiaries an amount of approximately $50 is due to the Internal Revenue Service. The Company is appealing the assessment and does not believe it will ultimately be required to pay this balance.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data


NOTE 14  -  TAXES ON INCOME (CONT.)

          F.   LOSS BEFORE INCOME TAXES

                                                    YEAR ENDED DECEMBER 31,
                                                ------------------------------
                                                 2001       2000       1999
                                                 ----       ----       ----

                Israel                          $ 2,837   $ 5,869    $ 4,146
                Others                              532       230      3,071
                                                    ---       ---      -----
                                                $ 3,369   $ 6,099    $ 7,217
                                                =======   =======    =======

          G. The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carryforward and other temporary differences among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits.

NOTE 15  -  SELECTED STATEMENTS OF OPERATIONS DATA

          A  - COST OF REVENUES

                                                      YEAR ENDED DECEMBER 31,
                                                      -----------------------
                                                     2001       2000       1999
                                                     ----       ----       ----


           Salaries and employee benefits            2,598      1,232      2,322
           Procurement                               1,928        908      3,291
           Estimated loss (profit) on
             contracts                                   -       (142)       342
           Depreciation and amortization             1,592      1,885      2,268
           Write-off of inventories                      -        200      2,718
           Other manufacturing costs                   263        321        477
           Cost of sale of aircraft spare parts
             and repair and maintenance services     1,035        903      1,289
                                                     -----        ---      -----
                                                    $7,416     $5,307    $12,707
                                                    ======     ======    =======

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data

NOTE 15  -  SELECTED STATEMENTS OF OPERATIONS DATA (CONT.)

          B - RESEARCH AND DEVELOPMENT EXPENSES

                                                      YEAR ENDED DECEMBER 31,
                                                      -----------------------
                                                   2001       2000       1999
                                                   ----       ----       ----

             Salaries and employee benefits      $  373    $    559   $  488
             Subcontractors                          55          63       74
             Materials                               16          48        -
             Other                                  194         303      174
                                                    ---         ---      ---
                                                    638         973      736
             Capitalization of software
               development costs                   (104)       (243)    (308)
                                                   ----        ----     ----
                                                 $  534    $    730   $  428
                                                 ======    ========   ======

          C - FINANCING EXPENSES, NET

                                                      YEAR ENDED DECEMBER 31,
                                                      -----------------------
                                                     2001     2000       1999
                                                     ----     ----       ----
             INCOME:
               Translation adjustments           $   335    $     -   $      -
               Interest income on cash
                 equivalents and bank deposits        33          -         10
               Other                                   -          -         84
                                                      --         --         --
                                                     368          -         94
                                                     ---         --         --
             EXPENSES:
               Translation adjustments                 -        185        102
               Interest on long-term debt              6         27        230
               Interest on short-term
                 loans and other credit balances     418        540        462
               Bank commissions                       63         97        152
               Interest to related parties            61          -        289
               Other                                  30         12          -
                                                      --         --         --
                                                     578        861      1,235
                                                     ---        ---      -----
                                                 $  (210)   $  (861)  $ (1,141)
                                                 =======    =======   ========

          D - OTHER INCOME (EXPENSES), NET

                                                     YEAR ENDED DECEMBER 31,
                                                     -----------------------
                                                   2001         2000       1999
                                                   ----         ----       ----
           Loss on sale of subsidiary (1999 -
             loss on investment in affiliated
             company)                             $  (30)     $    -     $ (300)
           Other                                       -         563        805
                                                  ------      ------     ------
                                                  $  (30)     $  563     $  505
                                                  ======      ======     ======

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data


NOTE 16  -  RELATED PARTY BALANCES AND TRANSACTIONS

          Related party balances reflected in the balance sheets as of December 31, 2001 and 2000 are as follows:

                                                               DECEMBER 31,
                                                               ------------
                                                              2001    2000
                                                              ----    ----

           Loan due to a related party (1)                   $1,061   $  -
                                                             ======   ====
           Balance due to related party                      $   12   $  -
                                                             ======   ====

          (1) In 2001, a Company's shareholder and director granted a loan to the Company in the amount of $1,000 at an annual interest rate of 10% until December 31, 2001 and 15% annual interest rate commencing January 1, 2002. In June 2002 the loan and the accrued interest were converted into 2,775,201 ordinary shares. (See Note 18(2)).

          Related party transactions reflected in the statement of operations for the years ended December 31, 2001, 2000, and 1999 are as follows:

                                                   YEAR ENDED DECEMBER 31,
                                                   -----------------------
                                                   2001    2000     1999
                                                   ----    ----     ----
           Affiliated company:
             Sales revenues                        $  -   $  24     $ 24
             Commission expense to former
               Director                               -      -        32
             Loss on investment in affiliated
               company                                -      -       300
             Purchases                               43      -         -
             Other                                    -    183         -
           Shareholder:
             Interest expense                        61      -       289

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data


NOTE 17  -  CUSTOMERS AND GEOGRAPHIC INFORMATION

          In accordance with SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information", the Company is organized and operates as one business segment, which develops, manufactures and sales ATE products, avionics equipment and aviation data acquisition and debriefing systems.

          A.   REVENUES BY GEOGRAPHIC AREAS

          Revenues are attributed to geographic area based on the location of the end customers as follows:

                                                    YEAR ENDED DECEMBER 31,
                                                    -----------------------
                                                    2001      2000      1999
                                                    ----      ----      ----

                North America                     $  3,931  $ 1,416  $    944
                Europe                               1,826      721     6,597
                Israel                               1,963    1,326     2,297
                Other                                  622      353       535
                                                       ---      ---       ---
                      Total                       $  8,342  $ 3,816  $ 10,373
                                                  ========  =======  ========


          B.   REVENUES

          Revenues from single customers which exceed 10% of the total revenues in the reported year as a percentage of total revenues, are as follows:

                                              YEAR ENDED DECEMBER 31,
                                              -----------------------
                                            2001        2000        1999
                                            ----        ----        ----
                                             %           %           %
                                            ----        ----        ----

                  Customer A                  12          13          16
                  Customer B                 (*)          12         (*)
                  Customer C                 (*)          12          16
                  Customer D                   -           -          20
                  Customer E                 (*)         (*)          15
                  Customer F                  16          16         (*)
                  Customer G                  17           -           -

                (*)  Less than 10%.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data


NOTE 17  -  CUSTOMERS AND GEOGRAPHIC INFORMATION (CONT.)

          C.   LONG LIVED ASSETS BY GEOGRAPHIC AREAS

                                                            AS OF DECEMBER 31,
                                                            ------------------
                                                             2001      2000
                                                             ----      ----

                Israel                                     $ 8,285   $ 9,833
                China                                        2,444     2,844
                                                             -----     -----
                                                           $10,729   $12,677
                                                           =======   =======

NOTE 18  -  SUBSEQUENT EVENT (UNAUDITED)

          1. In June 30, 2002, the Company issued 1,938,766 ordinary shares in a private placement to certain investors in consideration for an aggregate amount of $950. In addition, such investors will be issued warrants to purchase 4,302,041 of the Company's ordinary shares. Such warrants will be valid for five years and will be exercisable during the first 36 months after issuance at an exercise price of $2 per share, and thereafter, during the following 24 month period, at an exercise price which will be equal to the higher of: (i) $2 per share or (ii) 50% of the average closing price during the ten trading days prior to an exercise date.

          2. In June 2002, the Company issued 2,775,201 ordinary shares in a private placement to a shareholder in consideration for a loan that was given to the company in the amount of $1,350 ($1,000 outstanding as of December 31, 2001). In addition, the Company will issue the shareholder warrants to purchase 8,265,306 ordinary shares. Such warrants will be valid for five years and will be exercisable during the first 36 months at an exercise price of $2 per share, and thereafter, during an additional period of 24 months, at an exercise price which shall be equal to the higher of: (i) $2 per share or (ii) 50% of the average closing price of one ordinary shares during the ten trading days prior to the exercise date.

                       RADA ELECTRONIC INDUSTRIES LIMITED

          In thousands of U.S. dollars, except share and per share data


NOTE 18  -  SUBSEQUENT EVENT (UNAUDITED)(CONT.)

          3. On June 6, 2002, the Company announced that its ordinary shares will trade on the Nasdaq SmallCap Market effective as of the open of business on June 10, 2002. The Company's ordinary shares will continue to be listed on Nasdaq SmallCap Market via an exception from the minimum $2.5 million net tangible assets requirement. While the Company failed to meet this requirement as of September 30, 2001, the Company was granted a temporary exception from this standard subject to the Company meeting certain conditions. The exception will expire on August 30, 2002. In the event that the Company is deemed to have met the terms of the exception, it shall continue to be listed on the Nasdaq SmallCap market. The Company believes that it can meet these conditions, however, there can be no assurance that it will do so. If at some future date the Company's ordinary shares should cease to be listed on the Nasdaq SmallCap market, they may continue to be listed in the OTC-Bulletin Board.




                                    # # # # #

                               S I G N A T U R E S


         THE REGISTRANT HEREBY CERTIFIES THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM 20-F AND THAT IT HAS DULY CAUSED AND AUTHORIZED THE UNDERSIGNED TO SIGN THIS AMENDED REGISTRATION STATEMENT ON ITS BEHALF.



                                            RADA ELECTRONIC INDUSTRIES LTD.


                                            By: /s/ Herzle Bodinger
                                                -----------------------
                                            Name:  Herzle Bodinger
                                            Title:  President








Dated:  August 29, 2002

                            EXHIBIT INDEX



   Exhibit      Description                                             Page No.
   -------      -----------                                             --------

     3.1*       Memorandum of Association of the Registrant

     3.2*       Articles of Association of the Registrant

     4.1*       Specimen of Share Certificate

   10.1*        1993 Employee Stock Option Plan, as amended

   10.2*        1994 Employee Stock Option Plan, as amended

   10.3*        1996 Employee Stock Option Plan, as amended

   10.4*        1999 Employee Stock Option Plan, as amended

   10.5*        Form of warrants to directors

   10.6* Loan Agreement dated June 3, 2001 between the Registrant and Howard Yeung

   10.7* Deed of Termination of Joint Venture Agreement dated June 3, 2001, effective as of January 1, 2000 and Agreement for the acquisition of part of the issued share capital of New Reef Holding Ltd. dated June 3, 2001, effective as of January 1, 2000

   10.8** Letter Agreement dated May 15, 2002 between the Registrant and the authorized representative of Howard P.L. Yeung re Conversion of Outstanding Loans into Ordinary Shares and Warrants

   10.9** Letter Agreements dated May 15, 2002 between the Registrant and the Investors re Private Placement of Ordinary Shares and Warrants

   23.1         Consent of Kost, Forer & Gabbay, Certified Public Accountants
                (Israel)

   99.1 CEO Certification Pursuant To 18 U.S.C. Section 1350 As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002

   99.2 CFO Certification Pursuant To 18 U.S.C. Section 1350 As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002

-------------------
* Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

** Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.