Form 20-F
period 2002-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2003-06-30
CIK 761238

SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                    FORM 20-F

           |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

           |X|    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                        THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002
                                       or

           |_|   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                             SECURITIES EXCHANGE ACT OF 1934

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

    Ordinary Shares, par value NIS 0.005 per share...............  18,510,716
    (as of December 31, 2002)

      Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X|  No |_|

Indicate by check mark which financial statement item the registrant has elected to follow:

                               Item 17 Item 18 |X|

This annual report on Form 20-F is incorporated by reference into the registrant's Registration Statement on Form F-3, Registration No. 333-12074.

                                TABLE OF CONTENTS

                                                                                              Page No.
                                                                                              --------
PART I...............................................................................................1

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.......................................1
ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.....................................................1
ITEM 3.  KEY INFORMATION.............................................................................1
            A. Selected Financial Data...............................................................1
            B. Capitalization and Indebtedness.......................................................2
            C. Reasons for the Offer and Use of Proceeds.............................................2
            D. Risk Factors..........................................................................2
ITEM 4.  INFORMATION ON THE COMPANY.................................................................15
            A. History and Development of the Company...............................................15
            B. Business Overview....................................................................16
            C. Organizational Structure.............................................................27
            D. Property, Plants and Equipment.......................................................27
ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS...............................................28
            A. Operating Results....................................................................28
            B. Liquidity and Capital Resources......................................................35
            C. Research and Development, Patents and Licenses.......................................38
            D. Trend Information....................................................................39
ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.................................................40
            A. Directors and Senior Management......................................................40
            B. Compensation.........................................................................44
            C. Board Practices......................................................................45
            D. Employees............................................................................51
            E. Share Ownership......................................................................51
ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..........................................54
            A. Major Shareholders...................................................................54
            B. Related Party Transactions...........................................................56
            C. Interests of Experts and Counsel.....................................................56
ITEM 8.  FINANCIAL INFORMATION......................................................................57
            A. Consolidated Statements and Other Financial Information..............................57
            B. Significant Changes..................................................................60
ITEM 9.  THE OFFER AND LISTING......................................................................60
            A. Offer and Listing Details............................................................60
            B. Plan of Distribution.................................................................61
            C. Markets..............................................................................62
            D. Selling Shareholders.................................................................62
            E. Dilution.............................................................................62
            F. Expense of the Issue.................................................................62
ITEM 10. ADDITIONAL INFORMATION.....................................................................62
            A. Share Capital........................................................................62
            B. Memorandum and Articles of Association...............................................62
            C. Material Contracts...................................................................65
            D. Exchange Controls....................................................................65
            E. Taxation.............................................................................65

                                                                                              Page No.
                                                                                              --------
            F. Dividend and Paying Agents...........................................................75
            G. Statement by Experts.................................................................75
            H. Documents on Display.................................................................75
            I. Subsidiary Information...............................................................76
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS.................................76
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.....................................77

PART II.............................................................................................77

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES............................................77
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...............77
ITEM 15. CONTROLS AND PROCEDURES....................................................................77
ITEM 16. RESERVED...................................................................................77

PART III............................................................................................77

ITEM 17. FINANCIAL STATEMENTS.......................................................................77
ITEM 18. FINANCIAL STATEMENTS.......................................................................78
ITEM 19. EXHIBITS...................................................................................78
SIGNATURES..........................................................................................80

      The statements contained in this annual report that are not purely historical are forward-looking statements. Such forward-looking statements also include statements in Item 4 - "Information on the Company" and Item 5 - "Operating and Financial Review and Prospects." These statements involve risks and uncertainties and actual results could differ materially from such results discussed in these statements as a result of the risk factors set forth in this annual report. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

      Unless specifically indicated otherwise, all numbers of ordinary shares and per share data in this annual report reflect a two and a half share for one share reverse stock split of our ordinary shares effected on April 4, 2001

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
         -----------------------------------------------------

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE
         ---------------------------------------

         Not applicable.

ITEM 3.  KEY INFORMATION
         ---------------

A.    SELECTED FINANCIAL DATA

      We derived the following consolidated statements of operations data for the years ended December 31, 2000, 2001 and 2002 and the consolidated balance sheet data as of December 31, 2001 and 2002 from our audited consolidated financial statements and notes included in this annual report. We derived the consolidated statements of operations data for the years ended December 31, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998, 1999 and 2000 from our audited consolidated financial statements that are not included in this annual report.

                                                                                       Year Ended December 31,
                                                               --------------------------------------------------------------------
                                                                 1998           1999           2000           2001           2002
                                                               --------       --------       --------       --------       --------
                                                                           (U.S. dollars in thousands, except per share data)
INCOME STATEMENT DATA:
Revenues ................................................      $  3,758       $ 10,373       $  3,816       $  8,342       $ 10,399
Cost of revenues ........................................        25,699         12,707          5,307          7,416          9,223
                                                               --------       --------       --------       --------       --------
Gross profit (loss) .....................................       (21,941)        (2,334)        (1,491)           926          1,176
   Research and development expenses, net ...............           697            428            730            534            122
   Marketing, selling, general and administrative
   expenses .............................................         8,242          4,316          3,612          3,617          3,809
Operating loss from continuing
   operations ...........................................       (30,880)        (7,078)        (5,833)        (3,225)        (2,035)
Financial expenses, net .................................         1,242          1,141            861            210            364
Other income (expenses), net ............................        (1,277)           505            563            (30)          (290)

                                                                                       Year Ended December 31,
                                                               --------------------------------------------------------------------
                                                                 1998           1999           2000           2001           2002
                                                               --------       --------       --------       --------       --------
                                                                           (U.S. dollars in thousands, except per share data)
Loss from continuing
   operations before taxes ..............................       (33,399)        (7,714)        (6,131)        (3,465)        (2,689)
Taxes on income .........................................           478             --             --             --             --
Equity in loss of affiliated company ....................          (769)          (101)            --             --             --
Minority interest .......................................           992            292             32             96            206
Loss from continuing operations .........................       (33,654)        (7,523)        (6,099)        (3,369)        (2,483)
Loss from operations of discontinued
   segment (net of tax) .................................          (446)            --             --             --             --
Gain (loss) from disposal of discontinued segment
   (net of tax) .........................................          (599)           306             --             --             --
Cumulative effect of change in accounting
   principle ............................................          (516)            --             --             --             --
                                                               ========       ========       ========       ========       ========
Net loss ................................................      $(35,215)      $ (7,217)      $ (6,099)      $ (3,369)      $ (2,483)
                                                               ========       ========       ========       ========       ========
Basic and Diluted loss per share from
   continuing operations ................................      $  (5.87)      $  (0.77)      $  (0.46)      $  (0.24)      $  (0.15)
                                                               ========       ========       ========       ========       ========
Basic and Diluted earnings (loss) per share from
   discontinued operations ..............................      $  (0.18)      $   0.03       $     --       $     --       $     --
                                                               ========       ========       ========       ========       ========
Basic and Diluted loss per share from cumulative
   effect of change in accounting principle .............      $  (0.09)      $     --       $     --       $     --       $     --
                                                               ========       ========       ========       ========       ========
Basic and Diluted net loss per share ....................      $  (6.14)      $  (0.74)      $  (0.46)      $  (0.24)      $  (0.15)
                                                               ========       ========       ========       ========       ========
Number of shares used to compute basic and diluted
   net loss per share ...................................         5,734          9,722         13,305         13,817         16,555

                                                                                          As of December 31,
                                                               --------------------------------------------------------------------
                                                                 1998           1999           2000           2001           2002
                                                               --------       --------       --------       --------       --------
                                                                            (U.S. dollars in thousands)
BALANCE SHEET DATA:
Working capital deficiency ..............................      $(16,238)      $ (8,419)      $ (8,668)      $ (9,446)      $ (8,055)
Total assets ............................................        27,166         19,918         18,874         16,332         14,607
Short-term credits and current maturities of
  long-term debt ........................................         9,471          5,378          5,624          5,920          5,697
Long-term debt, net of current maturities ...............         2,902            811              8             --             --
Shareholders' equity (deficiency) .......................           (94)         4,329          4,069            700            485

B.    CAPITALIZATION AND INDEBTEDNESS

      Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

      Not applicable.

D.    RISK FACTORS

      Investing in our ordinary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. Our business, prospects, financial condition and results of operations could be adversely affected due to any of the following risks. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Our Industry

We have a history of losses, and we may not achieve profitability in the foreseeable future.

      We have incurred significant losses since 1997 and may not achieve profitability in the future. We reported net losses of approximately $2.5 million in 2002, $3.4 million in 2001, $6.1 million in 2000, $7.2 million in 1999, $35.2 million in 1998 and $10.1 million in 1997. Although our losses have diminished since 1998, we may not be able to achieve profitability in the future. Our revenues may not grow or even continue at their current level. Moreover, even if we are successful in increasing our revenues, we may still be unprofitable. Even if we achieve profitability, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

We may need to raise additional capital in the future, which may not be available to us.

      Our working capital requirements and the cash flow provided by our operating activities are likely to vary greatly from quarter to quarter, depending on the timing of orders and deliveries, the build-up of inventories, and the payment terms offered to our customers. As a consequence of our significant losses, we incurred significant bank debt and sold equity and debt securities in private placements in the years 1997 through 2002. Based on a proposed settlement agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., the anticipated continued financial support from our principal shareholders and existing and anticipated orders in 2003, we anticipate that our capital resources will be adequate to satisfy our working capital and capital expenditure requirements until December 31, 2003. After that, we may need to raise additional funds for a number of uses, including:

            o     working capital and operating activities;

            o     implementing marketing and sales activities for our products;

            o     maintaining and expanding research and development programs;

            o     hiring additional qualified personnel; and

            o     supporting an increased level of operations.

      We may not be able to obtain additional funds on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

            o     develop new products;

            o     enhance our existing products;

            o     remain current with evolving industry standards;

            o     fulfill our contractual obligations;

            o     take advantage of future opportunities;

            o respond to competitive pressures or unanticipated requirements; or

            o     retain our listing on the Nasdaq SmallCap Market.

      If adequate funds are not available to us, our business, results of operations and financial condition will be materially and adversely affected. Any equity or debt financings, if available at all, may cause dilution to our then-existing shareholders and may increase our financing expenses. If additional funds are raised through the issuance of equity securities, the net tangible book value per share of our ordinary shares would decrease and the percentage ownership of then current shareholders would be diluted.

We cannot assure you that our shareholders will continue to provide sufficient funds to finance our operations.

      During the three years ended December 31, 2002, we relied predominately on our principal shareholders and to a lesser degree on new investors to provide us with working capital. During this period, they provided us with $13.1 million in equity capital, convertible debt and loans. We cannot assure you that our shareholders will continue to provide us with funds when requested, and that such funds, if any, will be sufficient to finance our operations. The failure of our principal shareholders or other investors to provide us with the necessary financing may result in a significant scaling back or elimination of some aspects of our operations and in the delisting of our ordinary shares from the Nasdaq SmallCap Market.

We will require shareholder approval to ratify a debt settlement agreement with our banks in Israel.

      In June 2003, we signed a memorandum of agreement pursuant to which we will enter into a settlement agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M, or the Banks, which agreement is subject to the approval of our shareholders in an extraordinary general meeting of shareholders to be held on July 22, 2003. Pursuant to this agreement, we will repay the Banks $1,100,000 on account of our debt to them. The Banks agreed to write-off an additional of $1,100,000 of debt, and in lieu of $1,251,000 of debt to accept warrants to purchase ordinary shares. The number of warrants to be issued will be equal to the quotient of dividing $1,251,000 by 50% of the average closing price of our shares during the 90 business days prior to issuance of such warrants. The exercise price of such warrants is the nominal (par) value of our shares, however, these warrants may not be exercised for a period of 21 months unless transferred pursuant to the call or put option described below. In any event the warrants expire 30 months after closing. The Banks have also agreed to grant us additional short-term lines of credit of $500,000 to finance our cash-flow requirements during 2003. As part of this agreement our controlling shareholder, Mr. Howard P. L. Yeung, has agreed to grant the Banks a put option allowing the Banks to require him to purchase the above warrants at the same price, exercisable within a period of 45 days commencing 18 months after conversion, and the Banks granted Mr. Yeung a call option allowing him to require the Banks, during a period of 21 months, commencing as of the closing, to sell him such warrants at a price that is not lower than

$1,251,000 and not higher then $1,770,165, depending upon the average closing price of our ordinary shares during the last 90 business days prior to such exercise. We have also agreed to grant the Banks warrants to purchase an additional 1,100,000 of our ordinary shares at an exercise price of $2.00 per share, exercisable for 5 years. No assurance can be given that shareholder approval will be obtained. We cannot assure you that our shareholders will continue to provide us with funds when requested, and that such funds, if any, will be sufficient to finance our operations. The failure of our principal shareholders or other investors to provide us with the necessary financing may result in a significant scaling back or elimination of some aspects of our operations and in the delisting of our ordinary shares from the Nasdaq SmallCap Market. If shareholder approval is not obtained, our financial condition will be negatively impacted and we may not be able to continue to have our ordinary shares listed on the Nasdaq SmallCap Market.

Our growth strategy is based on co-operation and forming close business relationships with major aerospace corporations; should these relationships not materialize into definitive agreements or existing contracts fail to be profitably implemented, we may not be able to implement our growth strategy.

      In line with our growth strategy, we have entered into memoranda of understanding and other co-operation agreements with The Boeing Company, Smiths Electronic Systems and Lockheed Martin Aerospace to increase our penetration into the aviation market. We are currently investing and intend to continue to invest significant resources to develop these relationships. For example, since early 2001 we have been engaged in the approval process of our test program sets developed for testing the Boeing airborne electronics units from its B-777 aircraft with The Boeing Company quality assurance team and so far were unsuccessful in our efforts. A failure in this process may adversely affect our CATS Care business with The Boeing Company. In early 2003, as part of our efforts to cooperate with Boeing we responded to a request for information from The Boeing Company regarding the outsourcing of their automatic test equipment operations. We were recently notified by The Boeing Company that they selected another provider. Should our relationships fail to materialize into definitive agreements or should we fail to work efficiently with such parties, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

Competition in the market for automated test equipment and avionics equipment is intense and we may be unable to achieve profitability.

      The market for our products is highly competitive, and we may not be able to compete effectively in our market. Our principal competitors in the automated test equipment market are J.C. AIR, Inc., Aerospatiale Avionique and Avtron. Our principal competitors in the avionics market are Harris, Rockwell Collins, Honeywell, Elbit Systems Ltd., Israeli Aircraft Industries, R.S.L. Ltd. and Elisra Systems Ltd. We expect to continue to face competition from these and other competitors. Most, if not all, of our competitors are far larger, have substantially greater resources including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we have. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

Our initiative of providing manufacturing services may not succeed, and as a result, we may be unable to achieve profitability in our Beit-Shean production facility and may be forced to shut down its operations.

      In June 2000, we began to provide manufacturing services to original equipment manufacturers in Israel and the U.S., using the manufacturing capabilities of our Beit-Shean plant. The market for our manufacturing services is highly competitive and we may not be able to compete effectively in this market. The cost of labor and the efficiency of the production equipment and production processes are crucial to our success in this market. Consequently, should we fail to maintain low labor costs, enhance our production equipment and develop new and more efficient production methods we may have to shut down the operations of our Beit-Shean plant, which may harm our competitiveness and could adversely affect our business, results of operations and financial condition.

Reduction in military budgets worldwide may cause a reduction in our revenues, which would adversely affect our business, operating results and financial condition.

      A significant portion of our revenues is derived from the sale of products with military applications. These revenues, on a consolidated basis, totaled approximately $6.9 million, or 66% of our revenues in 2002, $3.1 million, or 37% of revenues, in 2001 and $1.5 million, or 39% of revenues, in 2000. The military budgets of a number of countries may be reduced in the future. Declines in government military budgets may result in reduced demand for our products and manufacturing services. This would result in reduction in our core business' revenues and adversely affect our business, results of operations and financial condition.

Sales of our products are subject to governmental procurement procedures and practices; Termination, reduction or modification of contracts with our customers, and especially with the Government of Israel, or a substantial decrease in our customers' budgets may adversely affect our business, operating results and financial condition.

      Our military aviation products are sold primarily to government agencies and authorities and government-owned companies, many of which have complex and time-consuming procurement procedures. A long period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular customer. In addition, our sales to government agencies, authorities and companies are directly affected by these customers' budgetary constraints and the priority given in their budgets to the procurement of our products.

      Further, our business with the State of Israel and other governmental entities is, in general, subject to delays in funding and performance of contracts and the termination of contracts or subcontracts for convenience, among others. The termination, reduction or modification of our contracts or subcontracts with the Government of Israel in the event of change in requirements, policies or budgetary constraints would have an adverse effect on our business, operating results and financial condition.

If we do not receive the governmental approvals necessary for the export of our products, our revenues may decrease. Similarly if our suppliers and partners do not receive their government approvals necessary to export to us their products or designs, our revenues might decrease and we may fail to implement our growth strategy.

      Under Israeli law, the export of certain of our products and know-how is subject to approval by the Israeli Ministry of Defense. To initiate sales proposals with regard to exports of our products and know-how and to export such products or know-how, we must obtain permits from the Ministry of Defense. We cannot assure you that we will receive in a timely manner all the required permits for which we may apply in the future.

      Similarly, under foreign laws the export of certain military products, technical designs and spare parts require the prior approval of, or export license from, such foreign governments. In order to maintain our third party production, certain co-development activities and procurements required for the performance of certain contracts, we must receive detailed technical designs, products or products' parts samples from our strategic partners or suppliers. We cannot assure you that we will be able to receive all the required permits and/or licenses in a timely manner. Consequently, our revenues may decrease and we may fail to implement our growth strategy.

We depend on sales to key customers and the loss of one or more of our key customers would result in a loss of a significant amount of our revenues.

      A significant portion of our revenues is derived from a small number of customers. Our major customers during the three years ended December 31, 2002 were as follows:

                                                     Percentage of Revenues
                                                    -------------------------
                                                    2000      2001       2002
                                                    ----      ----       ----

Smiths Electronic Systems.................           --         6%        34%
The Boeing Company........................           16%       16%        19%
Israeli Ministry of Defense...............           13%       12%         3%
Israel Aviation Industries ...............           12%        2%         5%
British Airways ..........................           12%        3%         3%
Tarom Romanian Air Transport..............           --        17%         1%

      We anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers. Further, in accordance with our growth strategy, we are attempting to expand the number of our customers while building long-term relationships with them. If our principal customers do not continue to purchase products from us at current levels or if such customers are not retained and we are not able to derive sufficient revenues from sales to new customers to compensate for their loss, our revenues would be reduced and adversely affect our business, financial condition and results of operations.

We depend on a limited number of suppliers of components for our products and if we are unable to obtain these components when needed, we would experience delays in manufacturing our products and our financial results could be adversely affected.

      We acquire most of the components for the manufacturing of our products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States. Certain of these suppliers are currently the sole source of one or more components upon which we are dependent. Suppliers of some of the components for manufacturing require us to place orders with significant lead-time to assure supply in accordance with our manufacturing requirements. Inadequacy of operating funds may cause us to delays placement of such orders and may result in delays in supply. Delays in supply may significantly hurt our ability to fulfill our contractual obligations and may significantly hurt our business and result of operations. We cannot assure you that we will be able to continue to obtain such components from these suppliers on satisfactory commercial terms. Temporary disruptions of our manufacturing operations would ensue if we were required to obtain components from alternative sources, which may have an adverse effect on our financial results.

We rely on the airline industry and the continued financial crises in this industry adversely affect our sales.

      The airline industry is an important market for our automated test equipment products and product support services. Our ability to achieve growth and profitability in this market depends in great measure on the economic condition of the commercial aviation industry. Since 2001, and especially following the tragic events of September 11, 2001, the airline industry has suffered from economic decline that caused the bankruptcy of several airlines and imposed financial constraints on the entire industry. As a result of these conditions, the sales of our automated test equipment products have materially decreased and in 2002 we did not sell any automated test equipment to the airline industry. The continuance of the crisis in the commercial aviation industry will adversely affect our business, financial condition and results of operations.

Rapid technological changes may adversely affect the market acceptance of our products.

      The avionics market in which we compete is subject to technological changes, introduction of new products, change in customer demands and evolving industry standards. Our future success will depend upon our ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new technologies and by developing and introducing enhancements to our current products and new products. We cannot assure you that we will be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements; that we will not experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements; or that such enhancements will adequately meet the requirements of the market and achieve any significant degrees of market acceptance. If release dates of our new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition would be materially adversely affected.

We may encounter difficulties with our international operations and sales.

      While our principal executive offices are located in Israel, 86% of our sales in 2002, 76% of our sales in 2001 and 65% of our sales in 2000 were generated from the other countries in which we do business. This subjects us to many risks inherent in international business, including:

            o limitations and disruptions resulting from the imposition of government controls;

            o     changes in regulatory requirements;

            o     export license requirements;

            o     economic or political instability;

            o     trade restrictions;

            o     changes in tariffs;

            o     currency fluctuations;

            o longer receivable collection periods and greater difficulty in accounts receivable collection;

            o     greater difficulty in safeguarding intellectual property;

            o difficulties in managing overseas subsidiaries and international operations; and

            o     potential adverse tax consequences.

      We cannot assure you that we will be able to sustain or increase revenues from international operations or that we will not encounter significant difficulties in connection with the sale of our products in international markets or that one or more of these factors will not have a material adverse effect on our future revenues and, as a result, our business, operating results and financial condition.

Currency exchange rate fluctuations in the world markets in which we conduct business could have a material adverse effect on our business, results of operations and financial condition.

      We may be adversely affected by fluctuations in currency exchange rates. While our revenues are generally denominated in U.S. dollars, a significant portion of our expenses is incurred in NIS. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, there can be no assurance that we will be able to do so or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. There can be no assurance such fluctuations in the future will not have a material adverse effect on revenues from international sales, and consequently, on our business, operating results and financial condition.

We are dependent on our senior management and key personnel, in particular Herzle Bodinger, our president and chairman of the board, whose loss would adversely affect our business.

      Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are dependent on the services of Herzle Bodinger, our chairman and president. We do not carry key person life insurance on our senior management or key personnel. Any loss of the services of Herzle Bodinger, other members of senior management or other key personnel could negatively and materially affect our business.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

      Our success and ability to compete largely depends upon protecting our proprietary technology. We rely on a combination of trade secrets, copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. Except for a patent that relates to our ACE system, we do not have any patents.

Our products may infringe on the intellectual property rights of others.

      Third parties may assert infringement claims against us or claims that we have violated a patent or infringed on a copyright, trademark or other proprietary right belonging to them. In addition, any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend.

The results of operations of our 80% owned Chinese subsidiary may be adversely affected by the outbreak of the SARS epidemic.

      In May 2003, the local management of our 80% Chinese subsidiary, Beijing Huani Aircraft Maintenance and Services Co. Ltd, or CACS, determined that CACS' operations are expected to be significantly impacted due to the SARS epidemic. As a result, local management resolved to take measures to mitigate the loss in revenue, primarily by reducing the number of CACS' personnel. Local management expects that the SARS crisis and its fallout will continue for at least another six months. However, we cannot guarantee that this crisis will not continue for a prolonged period or that CACS will be able to overcome the impact of this crisis.

Risks Relating to Our Location in Israel

Conducting business in Israel entails special risks.

      We are incorporated under the laws of, and our executive offices, manufacturing plant and research and development facilities are located in, the State of Israel. Although most of our sales are made to customers outside Israel, we are nonetheless directly affected by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. While Israel has entered into peace agreements with both Egypt and Jordan and several other countries had announced their intentions to establish trade and other relations with Israel, no additional peace agreements have been entered into. There has been a significant deterioration in the relationship between Israel and the Palestinian Authority since September 2000, and the peace process between the parties has stagnated. Since the beginning of 2002, there has been a marked acceleration in the number and frequency of hostile incidents, including numerous lethal suicide attacks within the Israeli borders. In response, the Israeli Army has made incursions into Palestinian-controlled cities towns and refugee camps. The continued hostilities between the Palestinian community and Israel and the failure to settle the conflict has had and continues to have a material adverse effect on the Israeli economy and a material adverse effect on our business and us. Further expansion of hostilities might require more widespread military reserve service by some of our employees, which may have a material adverse effect on our business.

Most of our directors, officers and employees are obligated to perform annual military reserve duty in Israel. We cannot assess the potential impact of these obligations on our business.

      Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

Economic conditions in Israel have deteriorated.

      As a result of political instability in the Middle East, the increased level of hostilities with the Palestinian Authority and the world-wide economic crisis in the hi-tech and communication industries during 2001 and 2002, the Israeli rate of economic growth has deteriorated, the Israeli currency has been devalued and the rate of inflation has increased. The Israeli Government has proposed certain budgetary cuts and other changes, including an increase of the value added tax rate by 1% to 18%, which was recently adopted by the Israeli Parliament. However, the impact on the Israeli economy of these and other measures that may eventually be adopted is uncertain. In addition, certain credit agencies have stated that they are reviewing Israel's credit rating. Should such agencies lower Israel's credit rating, the ability of the Israeli government to generate foreign financial and economic assistance may be adversely affected. We cannot assure you that the Israeli government will be successful in its attempts to stabilize the Israeli economy or to maintain Israel's current credit rating. Economic decline as well as price and exchange rate instability may have a material adverse effect on us.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the U.S. dollar.

      In 2002 approximately 39% of our expenses were in U.S. dollars or U.S. dollar-linked NIS, in 2001 approximately 45% of our expenses were in U.S. dollars or U.S. dollar-linked NIS and in 2000 approximately 54% of our expenses were in U.S. dollars or U.S. dollar-linked NIS. In each of these years, virtually all our remaining expenses were in unlinked NIS. Our expenses that are denominated in U.S. dollars or paid in Israeli currency linked to the U.S. dollar-NIS exchange rate are influenced by the extent to which any inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the U.S. dollar. In 1998, 2001 and 2002 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel, which benefited us. In 1999 and 2000 the rate of inflation exceeded the rate of devaluation of the NIS against the U.S. dollar. Furthermore, the recent world-wide devaluation of the U.S. dollar has affected our operations, financial condition and results of operations, by decreasing the NIS equivalents of our U.S denominated revenues and increasing the U.S. dollar equivalents of our NIS denominated expenses. We cannot assure you that we will not be materially adversely affected in the future if the rate of inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of this devaluation lags behind increases in inflation in Israel.

We may be adversely effected by recent tax reform legislation.

      On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

      Service of process upon our directors and officers and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets, most of our directors and officers and the Israeli experts named in this annual report are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

      There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

Risk Factors Related to Our Ordinary Shares

Our share price has been volatile in the past and may decline in the future.

      Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

            o     quarterly variations in our operating results;

            o operating results that vary from the expectations of securities analysts and investors;

            o changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

            o announcements of technological innovations or new products by us or our competitors;

            o announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

            o     changes in the status of our intellectual property rights;

            o announcements by third parties of significant claims or proceedings against us;

            o     additions or departures of key personnel;

            o     future sales of our ordinary shares;

            o     de-listing of our shares from the Nasdaq SmallCap Market; and

            o     stock market price and volume fluctuations.

      Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

      In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources both of which could have a material adverse effect on our business and results of operations.

We may be delisted from the Nasdaq Stock Market if we fail to meet its listing maintenance requirements.

      Our shares have traded on the Nasdaq SmallCap Market since June 10, 2002. As of December 31, 2002, we have not been in compliance with Nasdaq's continued listing requirements since our shareholders' equity was lower than the minimum requirement of $2.5 million. However, as a result of our recent memorandum of agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., which we had anticipated would be finalized in late 2002, our shareholders' equity as of December 31, 2002, on a pro forma basis satisfies the requirements for continued listing on the Nasdaq SmallCap Market. We cannot assure you that under these circumstances the Nasdaq Stock Market will agree to maintain our listing on the SmallCap Market. As a result, our shares may be delisted and transferred to the OTC Bulletin Board. Furthermore, even if our current listing is maintained, in the event we continue to incur losses in the future, we would be required to raise additional capital and increase our shareholders' equity in order to maintain our listing on the SmallCap Market. We cannot assure you that the current general trend of the stock market or other factors will not affect the price of our ordinary shares, that our shareholders' equity will continue to be greater than $2.5 million or that we will be able to satisfy the other listing maintenance requirements. Should we fail to satisfy such requirements, our ordinary shares may be delisted from the Nasdaq SmallCap Market and transferred to the OTC Bulletin Board.

Anti-takeover provisions could negatively impact our shareholders.

      Some of the provisions of Israeli law could:

            o     discourage potential acquisition proposals;

            o     delay or prevent a change in control over us; and

            o limit the price that investors might be willing to pay in the future for our ordinary shares.

      Generally, under Israeli corporate law, a merger must be approved by the board of directors and the shareholders of each of the merging companies. If the share capital of the non-surviving company consists of more than one class of shares, the approval of each class is also required. Further, if the company was incorporated before February 1, 2000, as we were, the approval of the merger requires a majority of 75% of the shareholders present and voting at a meeting. In certain cases, court approval is also required. Under the Companies Law, a merger may be completed only after 70 days have elapsed from the date all the necessary approvals and the merger proposals have been submitted to the Israeli Companies Registrar. The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or more shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless someone else already holds a majority of the voting power of the company. These rules do not apply if the acquisition is made by way of a private placement. Regulations promulgated under the Companies Law provide that, generally, these provisions do not apply to companies whose shares are listed for trading outside of Israel. The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws.

      Other potential means of acquiring a public Israeli company might involve significant obstacles, such as a requirement for court approval for the acquisition. In addition, a body of case law has not yet developed with respect to the new Companies Law. Until this happens, uncertainties will exist regarding its interpretation.

      Finally, Israeli tax law treats some acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than United States tax law. Israeli tax law may, for instance, subject a shareholder who exchanges his or her shares in us for shares in a foreign corporation to immediate taxation.

      These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger or acquisition involving our company. This could prevent a change of control in our company and depress the market price of our ordinary shares that might otherwise rise as a result of such change of control.

We do not intend to pay dividends.

      We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain future earnings, if any, to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.

ITEM 4. INFORMATION ON THE COMPANY
        --------------------------

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

      Rada Electronic Industries Ltd. was incorporated under the laws of the State of Israel on December 8, 1970 for an indefinite term. We are a public limited liability company under the Israeli Companies Law 1999 and operate under this law and associated legislation. Our registered offices and principal place of business are located at 7 Giborei Israel Street, Netanya 42504, Israel, and our telephone number is 972-9-892-1111. Our address on the internet is www.rada.com. The information on our website is not incorporated by reference into this annual report.

      We develop, manufacture and sell automated test equipment, avionics products and ground debriefing systems and provide manufacturing services for military and commercial use, mainly in Israel, the U.S. and Europe. We refer to these activities as our core business. We also provide test and repair services using our CATS(R) testers and test program sets through our Chinese subsidiary.

      In March 2002, we sold, effective December 31, 2001, our 75% equity interest in Jetborne International, Inc., which was engaged in selling aircraft spare parts, to ILI Aviation Ltd., a private company registered under the laws of the Marshall Islands. ILI undertook to cause Jetborne to repay all outstanding inter-company loan balances due plus interest and additional royalties wherebythe repayment will be made in accordance with a schedule based on a percentage of actual sales of Jetborne's inventory on hand on the effective date of the agreement. In any event, all payments due to us under the agreement will be paid no later than the tenth anniversary of the agreement. Based on our assessment of the collectibility of this debt, we recorded an allowance for the full balance due to us under the agreement.

B.    BUSINESS OVERVIEW

Our Core Business

      During 2002, we redefined our core business to being "solution-based" rather than product-based. Our recent business successes led us to the conclusion that our added value is in providing complete solutions that include our products as part of a package rather than simply selling specific products. While we have not changed our main products, we are now in a position to provide integrated solutions, based on a number of our products to form a complete system.

      Our core business currently includes the following activities:

            o     Integrated training solutions;

            o     Advanced fleet maintenance management solutions;

            o     Integrated weapons management systems;

            o     Automatic testing solutions; and

            o     Manufacturing services.

      Our core business activity is based in Israel. Our U.S.-based subsidiaries have been inactive since January 1, 2002.

Integrated Training Solutions

      Our training solutions are based on a complete and integrated system that includes an airborne component, installed onboard the aircraft and a ground component, installed in a squadron's ground facility. Recent technology that we have developed, mainly for the Israeli Air Force, allows us to adapt the system to any kind of aircraft, regardless of its onboard avionics systems. Our solution also allows the integration of our airborne system with either an analog or digital video recorder and to provide a squadron information management network (SIM Net) as a ground component.

      Autonomous Air Combat Evaluation System - ACE(TM)

      ACE is an avionics system used for debriefing air combat missions and is based on data recordings from digital and analog communication channels on the aircraft on top of the aircraft's video recorder. The system converts the data into digital form and installs it on the video channels of the aircraft. On the ground, the data is utilized by our ground debriefing station to generate 3-D graphic displays that portray all the aircraft's maneuvers during operational and training missions. The graphic display is fully synchronized with the heads-up displays recorded on each participant's video recorder. The Israeli Air Force (F-16, A/B) and two other air forces (F-5) currently utilize the ACE system.

      The ability to provide debriefing of air combat maneuvers may also be implemented as an additional application to our FACE system. The Royal Netherlands Air Force is utilizing this capability of the FACE system to debrief its aircrews.

      Our latest enhancement of the ACE concept resulted in a contract with the Israeli Ministry of Defense and the Israeli Air Force in the first quarter of 2002. Under the contract we upgrade all of the existing A-4 aircraft of the Israeli Air Force in order to provide these aircraft with our advanced ACE debriefing capabilities. The absence of inertial navigation data onboard the A-4 aircraft led us to integrate a stand alone internal navigation system, or INS, and a global positioning system, or GPS, on board the aircraft. We believe this will open the market for non MIL-STD 1553 Max Bus equipped aircraft to utilize the ACE. We believe that this A-4 program places us in a unique position that will result in all the advanced Israeli Air Force trainers being equipped with our debriefing solutions.

      Ground Debriefing Station

      Since 1999 we have offered operational ground debriefing stations that complement our airborne systems. The operational ground debriefing station is installed on a PC and operates in a Windows NT/2000 environment. The operational ground debriefing station, which was designed by our employees (Israeli Air Force F-16 and F-15 pilots in reserve service), is user-friendly with a graphic display that is fully synchronized with the heads-up displays recorded on each participant's video recorder. For users that operate more than one ground debriefing station, our product provides a connection between other ground-debriefing stations, through a LAN or WAN, to allow data sharing and mutual debriefing.

      The Israeli Air Force and two other airforces have purchased ground debriefing systems for their F-16 A/B and A-4 fleets.

      Digital Video Based Training Systems

      Recent development in digital video recording systems and the significant reduction in size and cost of solid state memory hardware in recent years makes solid state digital video recording systems a superior solution for airborne applications. These systems are beginning to penetrate the aviation industry both in new aircraft such as the F-16I and in the retrofit market. We have identified this trend and developed our advanced digital video-based debriefing capabilities for the Peace Marble V program relating to the new F-16's of the Israeli Air Force.

This new solution provides significantly improved debriefing capabilities as well as extensive networking features for the ground infrastructure.

      Following the Peace Marble V Program, we delivered two additional systems to Lockheed Martin Aerospace for use in integration and flight testing in the fourth quarter of 2002. We also signed a contract to develop and deliver a complete digital video based debriefing system for the new F-16's purchased by the Chilean Air Force. As a result of the development work that was accomplished in connection with the Peace Marble V Program, we are supplying the Chilean Air Force with a digital video recorder for each F-16 aircraft that they purchase as well as an advanced digital video ground debriefing station. This station will be connected to our previously delivered F-5 ground debriefing station creating a common network debriefing solution for both front-line aircraft.

      On April 14, 2002, we signed a co-operation agreement with Israel Aircraft Industries' MLM division, aimed at supplying a complete advanced ground debriefing station to the Israeli Air Force and other air forces worldwide.

Advance Fleet Maintenance Management Solutions

      Our fleet maintenance management solutions are based on our existing programs and products developed and supplied during the past two years. These programs include both airborne equipment that collect and store the relevant data (such as FACE or DAS) and ground support software packages (such as PERFORMS) that provide the infrastructure for efficient data logging and analysis to support fleet maintenance management.

      Fatigue Analysis and Autonomous Air Combat Evaluation System - FACE(TM)

      The FACE system is an avionics system designed to acquire, process and record data from various aircraft systems and from strain gauges (sensors) affixed to an aircraft's structure. This data is used to streamline and manage the ongoing maintenance of an aircraft and its systems. The FACE system communicates with a squadron's ground support logistic station, enabling downloading of data from an aircraft, managing ongoing maintenance, creating and modifying the set-up configuration files and determining which data will be recorded, as well as providing for other applications.

      The FACE system is capable of communicating with, and transferring in real time, safety data it has recorded to a voice and data recorder, which is a crash survival unit known as a "black box" manufactured by Smiths Electronic Systems. We are currently upgrading the FACE systems that we supplied to the Royal Netherlands Air Force F-16 for its aircraft during the years 1996 to 1999 and are supplying FACE systems for the F-16 aircraft used by the Belgian Air Force and the Portuguese Air Force.

      Data Acquisition System - DAS

      The DAS is an advanced avionics data acquisition system designed to acquire, process and record data from various aircraft systems. We and Smiths Electronic Systems jointly developed and marketed the DAS for the new F-16I aircraft of the Israeli Air Force. DAS consists of two sub-systems, a data acquisition unit, or DAU, and an advanced crash survival memory unit, or ACSMU. The DAU is connected to numerous data systems and data channels in the aircraft and acquires, processes and records data, mostly for maintenance purposes. The ACSMU is a "black box" capable of recording digital data and digitized audio transferred through the DAU. DAS is a form fit replacement to the CSFDR system, which is currently installed on most F-16 aircraft worldwide. DAS has been offered as a substitute in various projects that require a flight data recorder with advanced capabilities and growth potential.

      PERFORMS

      Since mid-2001 we have been involved, as a primary sub-contractor to Lockheed Martin Aerospace, in the development of a new software package aimed at replacing the aging and hard to support data processing station, or DPS, that was developed to provide data logging and fatigue analysis for all F-16 aircraft users. The new product, known as PERFORMS, is a Windows 2000(R)-based software package, utilizing a state of the art graphics user interface and provides all the required infrastructure to perform any type of analysis on data acquired by airborne flight data recorders manufactured by us, Smiths Aerospace, and Smiths/RADA DAS.

      The analysis includes fatigue monitoring, engine usage monitoring and other applications that may be added, as required, by different users. The recorded data is downloaded to the station and stored in a commercial off the shelf database that enables "plug-in" applications to access the data, manipulate and analyze it and provide many maintenance management applications. The program is managed by Lockheed Martin Aerospace and is supplied to users in repeated software "builds" delivered every 12 months starting in April 2003. Under the agreement, we were granted a non-exclusive license to use the developed software in support of our FACE and DAS products to supply the application to its flight data recorders customers

Integrated Weapons Management Systems

      In the early 1980s we started to develop, manufacture and sell an armament interface unit which controls the various weapon stations of an aircraft based on commands from the main on-board computer. The armament interface unit was designed for use by Israeli Aircraft Industries for its worldwide upgrade programs. Later versions of the system can be installed in attack helicopters as well as in fighter aircraft. We are now in the process of supplying a derivative of the system to Israel Aircraft Industries for a F-5 upgrade program in Spain and are currently proposing the system to many other applications both in Israel and foreign customers.

      In the avionics area we develop, manufacture and sell armament interface units which control the various weapon stations of an aircraft based on commands from the main on-board computer. The armament interface unit was designed for use by the Israeli Aircraft Industries for its upgrade programs worldwide. This avionics system may be installed in attack helicopters as well as in fighter aircraft. Future sales of armament interface units are dependent upon the success of the Israeli Aircraft Industries upgrade programs

      We also provide complete armament testing solutions for aircraft using ours and others' weapons management systems. The test unit is used to verify the serviceability of the armament management system during periodic maintenance or before sophisticated weapons are installed.

Automatic Testing Solutions

      We have attempted to position ourselves, domestically as well as internationally, as a company that provides turnkey services for all test-solutions purposes for both commercial and military aviation. We offer our off-the-shelf automated test equipment, or ATE, platforms, test solutions and software environments that enable the implementation and development of test programs and test solutions. As such, we build the hardware and develop, produce and update the software relative to these solutions. We offer these for sale or lease and offer post-sale support programs.

      In addition, we offer our services to original equipment manufacturers, or OEMs. We cooperate with OEMs to produce test solutions for them and, in turn, they list us in their equipment maintenance manual as the approved provider for their solution, allowing us to sell our products to international customers. We offer OEMs our ATE platforms and our ATE engineering capabilities for writing the specifications of their ATEs, designing ATEs for specific test solutions requirements and writing test programs. We provide these solutions as turn-key projects, including their manufacture and integration.

      CATS(R)

      Commercial Aviation Test Stations, or CATS(R), is our off-the-shelf modular ATE platform. It offers a family of multi-purpose, computerized Automatic Test Equipment that meet the specific needs of avionics manufacturers, airlines and third party maintenance companies to test and repair the electronic units of commercial aircraft. CATS(R) includes tools for testing, troubleshooting, and performing diagnostic procedures on a variety of units in existing commercial aircraft, replacing or augmenting testing stations of airplane manufacturers or OEM's and automating manual test procedures.

      The CATS(R) system design is based on a modular and open architecture that enables scalable test solutions while maintaining a standardized system. This design provides the flexibility that allows for system configuration tailoring to any maintenance requirement and thus, significantly reducing its cost.

      We have developed a library of over 200 Test Program Sets, or TPSs, that include the test programs and test unit adapters for testing a large variety of line replaceable units that range from Boeing 747 aircraft classic analog units to sophisticated digital units for the Boeing 777 aircraft. Each TPS is specifically designed to test a particular airborne electronic unit. Our TPSs can be duplicated at a relatively low cost for use in similar applications by different customers. We offer the CATS(R) with its test environment in order to enable our customers to develop their own new test programs. In this way we hope to enhance our TPS library.

      CATS(R)- Care

      CATS(R)- Care is an operational leasing program that provides automatic-testing services based on an annual service contract under which we install the CATS(R) and a package of TPSs at a customer site. The operational leasing program provides full support of the system hardware and software, including the updating of TPSs, according to OEM Service Bulletins. The CATS(R)- Care program offers customers the advantages of using the CATS(R) without a significant upfront investment. We offer this program to all our existing and potential customers in order to provide them with additional business choices and to decrease their long-term risk level. The program also allows our customers to exchange their original TPSs with others, as avionics units age or undergo major modifications over their life cycle.

      Mini- CATS(R)

      The Mini-CATS(R) is another of our off-the-shelf modular ATE platforms. It is a state-of-the-art PC-based, general purpose and low-cost ATE. Like the CATS(R), it is used to test and repair airborne electronic units. But the Mini-CATS(R) is suitable for low to medium complexity units, with a declared goal of providing maintenance at a very low cost.

      The Mini-CATS(R) provides potential customers with an independent test solution that may be purchased as a stand-alone unit or as part of a package with a full-size CATS(R). Existing customers may use the Mini-CATS(R) as an easy add-on to an existing full-size CATS(R), adding both new capabilities as well as test capacity by freeing up use of the full-size CATS(R) and testing simpler units or high volume units. Both systems share the same user-interface, thus decreasing training and maintenance costs.

      The Mini-CATS(R) includes tools for testing and troubleshooting a variety of units of various manufacturers. The system includes inherent user-friendly software for generating new test program sets and updating existing test program sets. The Mini-CATS(R) enables scalable and modular customization adjusting to customers needs. Our first test solution development on the Mini-CATS(R) was for Smiths Electronic Systems Group's Control and Display Unit mounted on the Boeing 737NG aircraft.

      We have developed and customized a comprehensive agile test environment, based on Microsoft Windows NT(R) and the National Instruments TestStand(TM). This agile environment (e-CATS(R)) may be applied to any type of ATE and test solution and has specific technical advantages by providing full connectivity for the ATE to any external data-base/service, advanced TPS development tools and obsolescence management of measurement and stimulus equipment on the ATE. To date, we have not sold any Mini-CATS(R) and cannot guarantee that any future sales will be made.

      COLT

      The Computerized "O" Level Tester, or COLT, is another of our off-the-shelf modular ATE. COLT is a family of testers, designed for military applications, used to test aircraft wiring and armament systems at the Organizational Level. COLT can support modern fleets and aging fleets. This system is capable of testing and troubleshooting the full armament management system of any aircraft, including all air to air and air to ground weapon systems. As a military system, we provide it with its development environment in order to enable end-users to be self-sufficient in writing and maintaining their test programs.

Manufacturing Services

      In 2000 we began providing manufacturing services to OEMs located in Israel and the U.S., using the manufacturing capacity at our Beit-She'an plant. We offer manufacturing turnkey solutions, either in "built to print" or "built to specification" modes. To date, we have provided our manufacturing services to Smiths Electronic Systems, Israeli Aircraft Industries, RAFAEL, and other Israeli companies, both in the defense and commercial sectors.

Test and Repair Stations

      We operate a test and repair shop based on the use of our CATS(R) tester in Beijing, China through CACS, our 80% owned Chinese subsidiary. CACS was established as a joint venture company with Tianzu Forest Development Company, wich owns the remaining 20% equity interest. Pursuant to the joint venture agreement, Tianzu Forest Development provided the facilities for CACS' operations while we provided CATS(R) testers and test program set services.

Sales and Marketing

Sales and Marketing Strategy

      Our sales and marketing strategy is based on the following principles:

            o Maintaining our business focus on avionics for the military market and our family of testing solutions for the commercial and military markets.

            o Expanding our product line by adding new products and applications to our existing products by using our current development programs as the basis for new developments.

            o Expanding our customer base by including our products in solutions and integrated systems. This approach was successful in Chile where, in 2002, we were awarded a contract to provide a complete debriefing solution for the F-16 aircraft purchased by the Chilean Air Force.

            o Establishing marketing channels with system integrators and major aircraft manufacturers such as The Boeing Company, Lockheed Martin Aerospace, Smiths Aerospace, Israel Aircraft Industries and RAFAEL.

            o Identifying large potential markets, especially in the military and the unmanned combat air vehicle areas, and developing new marketing channels aimed directly at these customers.

            o Providing testing solutions to the Israeli defense industries in the early design stage of their products.

      As part of this strategy, we have entered into a number of strategic relationships and have focused our marketing and sales efforts to support these relationships.

      Lockheed Martin Aerospace. Our sales of avionics products focus mainly on the F-16 aircraft manufactured by Lockheed Martin Aerospace, the most popular fighter aircraft in the Western world today. In February 1999, we signed a memorandum of understanding with Lockheed Martin pursuant to which we will provide certain avionics systems for the F-16 aircraft. In September 1999, the U.S. and the State of Israel signed a letter of acceptance pursuant to which the U.S. will provide the Israeli Air Force with 50 F-16I aircraft and an option for additional 52 aircraft, which was exercised on June 2001 for a total of 102 F-16I aircraft. This project is known as the Peace Marble V program. In cooperation with Smiths Electronic Systems, we are developing and supplying the data acquisition system that includes the advanced data acquisition unit and an enhanced crash survivable memory unit, which will be manufactured in our Beit She'an facility. We are currently negotiating with Lockheed Martin with respect to the development of additional capabilities of this system for different applications.

      In addition, in March 2001 we signed an agreement with the Aircraft Structural Integrity Program Group of Lockheed Martin pursuant to which we are assisting in the development of a fatigue analysis system based on a PC computer for analyzing structural fatigue of the F-16 aircraft. As the main subcontractor, our principal task is to develop the software for the fatigue analysis system. The fatigue analysis system will utilize data collected from the data acquisition unit and our FACE system, as well as other systems used by air forces operating F-16 aircraft. The term of the program is for five years ending in March 2006.

      Smiths Aerospace Electronic Systems. In February 1999, we entered into an agreement with Smiths Aerospace Electronic Systems that outlines joint marketing activities for our FACE system and Smiths Aerospace Electronic Systems' voice and data recorder for F-16 A/B aircraft. Smiths Aerospace Electronic Systems is a worldwide leader in avionics systems for fighter and commercial aircraft. The two systems successfully passed flight tests conducted on the Royal Netherlands Air Force's F-16 aircraft by Lockheed Martin and the Royal Netherlands Air Force. The FACE system and the voice and data recorder complement each other and are intended to replace outdated data recording systems, mechanical strain recorders and flight load recorders. No sales under this agreement have been made to date.

      In June 2000, we signed a memorandum of understanding with Smiths Aerospace Electronic Systems pursuant to which the parties will establish a team for worldwide marketing, developing and manufacturing of the data acquisition system and its associated ground support that is intended to grow into an infrastructure for recording, processing and managing all data types available on board the aircraft. No sales of the systems have been made to date under this agreement. We cannot assure you that we will successfully negotiate a definitive agreement with a customer nor can we provide at present any forecast that the agreement with Smiths Aerospace Electronic Systems will result in future sales of avionics systems.

      We are currently in the process of finalizing a teaming agreement with Smiths Aerospace, Electronic Systems that will include the understandings and commitments agreed to and made by us and two Smiths Aerospace Electronic Systems facilities in the United States in the course of the last two years. The teaming agreement will replace an existing memorandum of understanding between us and Smiths Electronic Systems and the teaming agreement between

Fairchild Defense, which company became part of Smiths Aerospace Electronic Systems in the fourth quarter of 2000.

      Smiths Aerospace Electronic Systems was our largest customer in 2002 and we expect that it will continue to be our largest customer in 2003. In addition to the Peace Marble V cooperation with Smiths, we are currently supplying the Royal Netherlands Air Force with an integration package for our FACE system and Smiths' VADR for the its F-16 MLU fleet. A similar package has been offered to the Portuguese Air Force.

      Israel Aircraft Industries. IAI was our fourth largest customer in 2002, accounting for more than 5% of our total annual revenues. We are actively supplying avionics and test equipment to four different divisions of IAI. We have identified the Israeli government-owned aerospace industries as a potential customers and cooperation entities. In particular the Lahav and Malat divisions of IAI, major aircraft integrators, require our services as avionics and test equipment providers.

      The Boeing Company. In June 1999, we entered into a strategic agreement with The Boeing Company, the largest manufacturer of commercial aircraft worldwide. The agreement provides for: (i) the supply of two CATS(R)-Care service packages, each containing 24 test program sets for B-777 aircraft (the first of which was installed at Boeing's spare parts center in Dallas in May 2000 and the second system was installed in Boeing's center in Seattle in June
2001); and (ii) a marketing agreement whereby Boeing will recommend the CATS(R)-Care service package to customers purchasing B-777 and B-737 next generation aircraft. To date we have been unsuccessful in our efforts to sell additional CATS(R)-Care service packages and we cannot assure you about future prospects of this program.

Marketing

      Our Chairman and President, Herzle Bodinger, our CEO, Adar Azancot, and our newly appointed V.P Business development, Zvi Alon, lead our marketing efforts. We currently employ two other persons in marketing our core business products. Our engineering department supports our marketing staff with respect to product pricing and technical demonstrations. In addition, we have sales consultants, agents and representatives in Europe, South America, China and India who receive commissions for sales effected through them.

      The Israeli Ministry of Defense has historically supported and continues to support our marketing efforts through its Export and Defense Assistance division, or SIBAT, through various projects for the Israeli Defense Forces and its related divisions. The Israeli Ministry of Industry and Commerce supports our marketing efforts via its Industrial Cooperation Authority through the exploitation of "offset commitments" by Lockheed Martin Aerospace and The Boeing Company to the State of Israel. Such future assistance is not guaranteed.

Principal Customers

      Generally, we complete a few transactions each year, each in an amount comprising approximately 10% of our revenues for such year. As a result, each year a significant portion of our revenues are derived from a small number of customers. For example, Smiths Aerospace Electronic Systems accounted for 34% of our revenues in 2002 and The Boeing Company accounted for 19% of our revenues in 2002 and 16% of our revenues in 2001 and 2000. LM Aero and IAI both accounted for almost 6% of our revenues in 2002 and RAPHAEL accounted for 5% of our revenues in 2002. The Portuguese Air Force became an important customer in 2002 with 4.3% of our total revenues and we expect that it will continue to be a significant customer in 2003. Tarom Romanian Air Transport accounted for 17% of our revenues in 2001. Although we are striving to increase the number of our customers, we anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers.

      Like many companies deriving a substantial portion of their revenues from government contracts, we are subject to business risks, including changes in governmental appropriations and changes in national defense policies and priorities. Although many of the programs in which we participate as a contractor or subcontractor may extend for several years, our business is dependent upon annual appropriations and funding of new and existing contracts. Most of the contracts are subject to termination for the convenience of the customer, pursuant to which the customer pays only for reimbursement of costs incurred and the applicable profit on work performed. We cannot assure you that the Israeli Government or any other government will continue to fund the purchase of our products over the long term.

Competition

      The markets for our products are highly competitive, and we may not be able to compete effectively in those markets. Our principal competitors in the avionics market are Harris, Rockwell Collins, Honeywell, Elbit Systems Ltd., Israeli Aircraft Industries, R.S.L. Ltd. and Elisra Systems Ltd. Our principal competitors in the automated test equipment market are J.C. AIR, Inc., Aerospatiale Avionique, Avtron, Enertec and Tzaban. We expect to continue to face competition from these and other competitors. Most of our competitors are far larger, have substantially greater resources including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

Export Policy

      Exports of military related products are subject to the military export policy of the State of Israel. Current Israeli Government policy encourages export to approved customers of military products similar to those manufactured by us, provided that such export does not run counter to Israeli policy or national security considerations. We must obtain a permit to initiate a sales proposal and ultimately an export license for the transaction is required. We cannot assure you that we will obtain export permits or licenses in the future or that governmental policy with respect to military exports will not be altered. However, to date we have not encountered any significant difficulties in obtaining necessary permits or licenses for sale of our products.

Fixed Price Contracts

      Most of our contracts, especially with the Government of Israel, its agencies and other foreign governments are generally fixed-price contracts. Under fixed-price contracts, the price is not subject to adjustment by reason of the costs incurred in the performance of the contracts, as long as the costs incurred and work performed fall within governmental guidelines. Under our fixed-price contracts, we assume the risk that increased or unexpected costs may reduce our profits or generate a loss. This risk can be particularly significant under a fixed-price contract for research and development involving a new technology.

      Our books and records may be subject to audits by the Israeli Ministry of Defense and other governmental agencies including the U.S. Department of Defense. These audits may result in adjustments to contract costs and profits. To date, we have not incurred any liability as a result of such audits.

Proprietary Information

      We were granted a patent for our ACE system in both Israel and the United States (No. 5467274.) Nevertheless, we generally do not consider patent protection significant to our current operations and rely upon a combination of security devices, copyrights, trademarks, trade secret laws and contractual restrictions to protect our rights in our products. Our policy is to require employees and consultants to execute confidentiality agreements upon the commencement of their relationships with us. These measures may not be adequate to protect our technology from third-party infringement, and our competitors might independently develop technologies that are substantially equivalent or superior to ours. Additionally, our products may be sold in foreign countries that provide less protection for intellectual property rights than that provided under U.S. or Israeli laws.

      The Israeli Government usually retains certain rights to technologies and inventions resulting from our performance as a prime contractor or subcontractor under Israeli Government contracts and may generally disclose such information to third parties, including other defense contractors. When the Israeli Government funds research and development, it may acquire rights to proprietary data and title to inventions; we may retain a non-exclusive, royalty-free license for such inventions. However, if the Israeli Government purchases only the end product, we may retain the principal rights and the Government may use the data and take an irrevocable, non-exclusive, royalty-free license.

Manufacturing and Supply

      Our main production facilities are located in Beit-She'an, Israel. The plant is equipped to handle most of our manufacturing processes and testing requirements. For several specific processes we utilize subcontractors. This approach is a key to our flexibility and versatility.

      We stress quality control in our product realization process. Commencing with customer requirements and expectations via raw material inspection through completion, specifications are repeatedly checked. We maintain a quality assurance team that participates in every stage of the design and manufacture of our products. Our quality management standards are certified by the Standards Institute of Israel, or SII, pursuant to ISO 9001, for hardware design and production and ISO 9000.3 for software, both since 1995. SII performs quality system audits twice a year and various customers perform audits four to six times a year. In April 2001, SII certified our Environmental Management System pursuant to ISO 14001. Our Quality Management System is being revised to comply with ISO 9001: 2000. This process is expected to be concluded in June 2003.

      According to the standard warranty incorporated in most of our sales contracts, we warrant that our products will be free from defects in design, materials or workmanship, and guarantee repair or replacement of defective parts for the twelve months following delivery of a product to the customer. We also provide maintenance services to customers who sign maintenance contracts.

      We acquire most of the components for the manufacturing of our products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States. Certain of these suppliers are currently the sole source of one or more components upon which we are dependent. Since many of our purchases require long lead-times, a delay in supply of an item can significantly delay the delivery of a product. To date, we have not experienced any particular difficulty in obtaining timely deliveries of necessary components. See Item 3D "Risk Factors". We depend on a limited number of suppliers of components for our products and if we are unable to obtain these components when needed, we would experience delays in manufacturing our products and our financial results could be adversely affected.

C.    ORGANIZATIONAL STRUCTURE

      We had one active subsidiary in 2002, Beijing Huarui Aircraft Components Maintenance and Services Co., an 80% owned Chinese subsidiary engaged in repair services.

D.    PROPERTY, PLANTS AND EQUIPMENT

Facilities

      We own a 30,000 square feet building in Beit-She'an, Israel. The building, which includes manufacturing facilities, warehouse space and a portion of our development facilities, is situated on land leased from the Israel Land Authority for a period of 49 years until 2034. The plant has sufficient capacity to meet our current requirements. If volume was to increase significantly, we would be able to increase the number of workers or shifts at the plant, or use more subcontractors.

      Our executive offices and research and development facilities are located in a 9,000 square foot office facility in Netanya, Israel. The lease for such facility expires in January 2005.

      Our Chinese subsidiary, CACS, owns an approximately 16,000 square foot facility in Beijing that includes offices and test and repair facilities. The land for this facility was leased by Tianzu Forest Development, the minority shareholder in CACS, from the Chinese government for 30 years. Tianzu Forest Development granted CACS usage rights in the land and also constructed the facilities in consideration of its equity investment in CACS.

      The aggregate annual rent for our offices in Israel and China was approximately $130,000 in 2002.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
        --------------------------------------------

A.    OPERATING RESULTS

      The following discussion and analysis should be read in conjunction with our consolidated audited financial statements and the notes thereto, included elsewhere in this annual report.

Overview

      We develop, manufacture and sell automated test equipment and avionics products for military and commercial use mainly in Israel, Europe and the U.S. Until December 31, 2001 we also sold aircraft spare parts through our subsidiary, Jetborne International, but this business was discontinued following the sale of our holdings in Jetborne. We also provide test and repair services using our CATS(R) testers and test program sets through our Chinese subsidiary, CACS. In addition, we provide manufacturing services to third parties engaged mainly in the avionics market.

      In June 2000, we disposed of our 25% interest in New Reef Holdings Ltd., effective December 31, 1999. New Reef Holdings was engaged in providing test and repair services in Miami, Florida. As a result of this transaction, we recorded a loss of $300,000 in 1999.

      In March 2002, we sold, effective December 31, 2001, our 75% equity interest in Jetborne to ILI Aviation Ltd., a private company registered under the laws of the Marshall Islands. ILI undertook to cause Jetborne to repay us all outstanding inter-company loan balances plus interest and additional royalties wherebythe repayment will be made in accordance with a schedule based on a percentage of actual sales of Jetborne's inventory on hand on the effective date of the agreement. All payments due to us under the agreement must be paid no later than the tenth anniversary of the agreement. Based on our assessment of the collectibility of this debt we recorded an allowance for the full balance due to us under the agreement.

Recently Issued Accounting Pronouncements

      In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. The liability in respect of the above costs should be measured at fair value. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. We do not expect the adoption of SFAS No. 146 to have a material impact on our results of operations or financial position.

Critical Accounting Policies

      Our critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the Notes to our consolidated financial statements. These policies have been consistently applied in all material respects and address such matters as revenue recognition. While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, we believe the estimates and judgments associated with the reported amounts are appropriate in the circumstances.

      Our consolidated financial statements are stated in U.S. dollars, the currency of our primary economic environment and our functional and reporting currency, and prepared in accordance with generally accepted accounting principles in the United States. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles set forth in Financial Accounting Standards Board Statement No. 52. Remeasurement gains and losses are included in financial income and expenses. Balances linked to the Israeli consumer price index are figured using the first index published after the balance sheet date, in accordance with the provisions of our consumer price index-linked loan agreements and deposits.

      The significant accounting policies listed in Note 2 of our consolidated financial statements that we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of our operations under generally accepted accounting principles are discussed below.

      Capitalization and Amortization. Costs of producing our TPS software library, which is integrated with our test station, incurred subsequent to achieving technological feasibility, are capitalized according to FASB No. 86 "Accounting for the Costs of Computer Software to be Sold Leased or Otherwise Marketed" and amortized over the estimated useful life of the product (five to twenty years). We assess the recoverability of these intangible assets at each balance sheet date by determining whether unamortized capitalized costs do not exceed the net realizable value of the software. Net realizable value is the estimated future gross revenues from a product reduced by the estimated future costs of disposing of that product, including costs of performing maintenance and customer support required to satisfy our obligations set forth at the time of sale.

      Property and Equipment. Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the depreciation rates described in Note 2. Leasehold improvements are amortized over the shorter of the estimated useful life or the lease period. Assets, in respect of which investment grants have been received, are presented at cost less the related grant amount. Depreciation is based on net cost.

      We review our long-lived assets for impairment in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

      Share Based Compensation. We account for stock option grants in accordance with Accounting Principles Board Opinion ("APB") No. 25 - "Accounting for Stock Based Compensation" and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("Fin No. 44"). We account for stock options and warrants issued to non-employees in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. We use the Black-Scholes Option Pricing model to value options and warrants granted to non-employees.

      Revenue Recognition. Revenues from sales of products are generally recognized upon shipment of the product. Revenues from services are recognized upon performance of the services.

      Our revenues are derived primarily from sales of automated test equipment and avionics products, sale of aircraft spare parts, and test and repair services. Revenues from sales of automated test equipment and avionics products are recognized on delivery of merchandise or performance of services. Revenues from long-term contracts, which are carried out on a fixed-price basis, are recognized by the percentage-of-completion method. We apply this method when the total of the costs of the contract can reasonably be estimated, when the project is more than 20% complete. Revenues ascribed to each period represent costs incurred during the period, with the addition of estimated earnings accrued, based on the extent of progress towards completion during the period. The percentage-of-completion is determined for each contract at the rate that costs incurred to date bear to the total estimated cost to be incurred on each contract. With regard to contracts on which a loss is anticipated, a provision is made for the entire amount of the estimated loss. Contracts are considered to be 100% complete when the customer accepts the project and when the project is delivered, or when the project complies with performance specifications, depending upon the specific situation. Revenues from test and repair services are recognized upon performance of the maintenance services.

      In July 1999, we began to sell CATS(R)-Care, a testing service package, rather than the testing equipment itself, as is customary in the testing service market. We first had revenues from such sale in July 2000. Revenues from CATS(R)-Care are recognized ratably over the term of the service contract.

Significant Expenses

      Cost of Revenues. Cost of revenues consists primarily of manufacturing costs, depreciation of fixed assets, software development costs, impairment losses on long-lived assets and amortization of capitalized software. Cost of revenues from sales of aircraft spare parts consisted primarily of materials consumed.

      Research and Development Expenses. Research and development expenses consist primarily of salaries of employees and subcontractors engaged in on-going research and development activities and other related expenses. Research and development expenses are expensed as incurred.

      Marketing Selling, General and Administrative Expenses. Marketing and Selling expenses consist primarily of expenses for sales and marketing personnel, sales commissions, marketing activities, public relations, promotional materials, travel expenses and trade show exhibit expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, administrative personnel, professional fees, provisions for doubtful accounts, and other general corporate expenses.

      Financing Expenses, Net. Financing expenses consist of interest and bank expenses and currency remeasurement losses. Financing income consists of interest on cash and cash equivalent balances and currency remeasurement gains.

      Other income (expenses) net. Other income (expenses) relate primarily to items of income or expenses outside our ordinary course of business.

Year Ended December 31, 2002 Compared With Year Ended December 31, 2001

      Revenues. Our revenues increased 25.3% to $10.4 million in 2002 from $8.3 million in 2001. The increase in our revenues is primarily attributable to the increase of revenues from the sale of GDS and DAS to Smiths for the Peace Marble V program and an increase in "build to print" manufacturing activities. Revenues from sale of aircraft parts were reduced to zero due to our sale of Jetborne in 2001.

      Cost of Revenues. Cost of revenues increased 24% to $9.2 million in 2002 from $7.4 million in 2001 mainly due to increased revenues and impairment losses recognized on some of our long-lived assets. Cost of revenues from sale of aircraft parts were reduced to zero due to our sale of Jetborne in 2001.

      Gross Profit. Our gross profit increased 27% to $1.2 million in 2002 from $0.9 million in 2001. Even though our profit margin remained approximately the same (11%) in both years it was achieved despite significant increase in impairment of long-lived assets and consequentially improved on continuing projects.

      Research and Development Expenses. Research and development costs decreased 77% to $122,000 in 2002 from $534,000 in 2001, mainly due to a strategic decision not to engage in internal research and development activities but, rather, enter into development projects through customers' orders.

      Marketing, Selling, General and Administrative Expenses. Marketing, selling, general and administrative expenses decreased 14% to $3.1 million in 2002 from $3.6 million in 2001 due to cost saving measures taken by us to reduce our overhead.

      Other income (expenses) net. Other expense of approximately $290,000 in 2002 is related to the allowance recorded in connection with an amount owed to us by Jetborne, our former subsidiary.

      Operating Loss from Continuing Operations. As a result of the foregoing, our operating loss decreased 37% to $2 million in 2002 from $3.2 million in 2001.

      Financing Expenses, Net. Net financing expenses increased 73% to $364,000 in 2002 from $210,000 in 2001, primarily due to an increase in interest expense due to cash shortages during the year that were financed through loans and short term credit facilities bearing higher interest rates.

      Net Loss. As a result of the foregoing, we incurred a net loss of $2.5 million or $0.15 per share in 2002, compared to a net loss of $3.4 million or $0.24 per share in 2001.

Year Ended December 31, 2001 Compared With Year Ended December 31, 2000

      Revenues. Revenues increased 118% to $8.3 million in 2001 from $3.8 million in 2000. Revenues from sale of products and services increased 143% to $7.6 million in 2001 from $3.1 million in 2000. The increase is mainly attributable to the increase in revenues from CATS sales, the CATS Care program and manufacturing services. Revenues from sale of aircraft spare parts increased 8% to $765,000 in 2001 from $695,000 in 2000 but we discontinued this line of business upon the sale of Jetborne as of December 31, 2001.

      Cost of Revenues. Cost of revenues increased 40% to $7.4 million in 2001 from $5.3 million in 2000. Cost of revenues from the sale of products and services increased 43% to $6.9 million in 2001 from $4.8 million in 2000, mainly due to increased revenues. Cost of revenues fromthe sale of aircraft spare parts increased 10% to $541,000 in 2001 from $ 493,000 in 2000, principally due to the increased revenues.

      Gross Profit. We reported a gross profit of $0.9 million compared to losses in each of the previous four years. We were able to record a gross profit in 2001 as a result of the increase in revenues, improved margins from new projects and the reduction in fixed costs related to our cost of revenues. In 2001, we achieved a gross profit of $716,000 on sales of our products and services, compared to a loss of $1.7 million in 2000. Our gross profit on our sale of aircraft spare parts was $210,000 in 2001 compared to a gross profit of $202,000 in 2000.

      Research and Development Expenses. Research and development costs decreased 27% to $534,000 in 2001 from $730,000 in 2000, mainly due to the decrease in research and development activities related to our FACE product.

      Marketing, Selling, General and Administrative Expenses. Marketing, selling, general and administrative expenses remained approximately unchanged at $3.6 million in 2001 and 2000.

      Operating Loss from Continuing Operations. As a result of the foregoing, our operating loss decreased 44% to $3.2 million in 2001 from $5.8 million in 2000.

      Financing Expenses, Net. Net financing expenses decreased 76% to $210,000 in 2001 from $861,000 in 2000, primarily due to exchange gains resulting from the effect of the devaluation of the NIS against the U.S. dollar and reduced interest rates.

      Net Loss. As a result of the foregoing, we incurred a net loss of $3.4 million or $0.24 per share in 2001, compared to a net loss of $6.1 million or $0.46 per share in 2000.

Conditions in Israel

      We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel.

      Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since September 2000, there has been significant increase in violence, primarily in the West Bank and Gaza Strip, and more recently there has been a marked deterioration in the relations between Israel and the Palestinian Authority and Israel has experienced many terrorist incidents within its borders. As a result, peace negotiations between Israel and representatives of the Palestinian Authority have been sporadic and have failed to result in peace. Following the conclusion of the war in Iraq, the United States published a "road map" for peace between Israel and the Palestinians and a summit took place on June 4, 2003 in Jordan between President Bush, Prime Minister Sharon and the Palestinian Prime Minister Mahmoud Abas after which the leaders expressed their conviction to end the violence and to implement the "road map." There can be no assurance that the "road map" will be implemented or that hostilities between Israel and the Palestinians will cease or be reduced.

      Several countries continue to restrict business with Israel and with companies having operations in Israel. Although we are precluded from marketing our products to these countries, we believe that in the past these restrictions have not had a material adverse effect on us. In addition, as a result of the hostilities between Israel and the Palestinian Authority, most Arab countries with which Israel had commercial and trading agreements have publicly announced the halt of these agreements. Also, as a result of the Israeli military activities in the West Bank during April 2002, several European countries are considering participating in a boycott of Israeli firms. We do not believe that these measures will have a material adverse affect on us. However, restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on our business.

      In addition, some of our employees in Israel are subject to being called upon to perform military service in Israel, and their absence may have an adverse effect upon our operations. Generally, unless exempt, male adult citizens and permanent residents of Israel under the age of 54 are obligated to perform up to 36 days of military reserve duty annually and all such residents are subject to being called to active duty at any time under emergency circumstances. In addition, due to the current hostilities between the State of Israel and the Palestinian Authority, the Israeli Ministry of Defense has issued emergency orders to recruit a large number of reserve soldiers. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

      To date, no executive officer or key employee was recruited for military service for any significant time period. Any further deterioration of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic Conditions

      Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Due to the continuing budget deficit of the Israeli government and the slow down of the Israeli economy in recent years, the Israeli parliament approved, on May 29, 2003, an economic plan that entails, among other things, budget cuts in various sources of government spending, the increase of various tax liabilities and cuts in various social benefits. It is not known at this stage what impact the implementation of the approved economic plan will have on the Israeli economy.

      As a result of political instability, the increased level of hostilities with the Palestinian Authority and the world-wide economic crisis in the hi-tech and communication industries, during 2001 and 2002, the Israeli rate of economic growth has deteriorated, the NIS has been devaluated and the rate of inflation has increased. The Israeli Government has proposed certain budgetary cuts and other changes, including an increase of the value added tax rate by 1% to 18%, which was recently adopted by the Israeli Parliament. However, the impact on the Israeli economy of these and other measures that may eventually be adopted is uncertain. In addition, certain credit agencies have stated that they are reviewing Israel's credit rating. Should such agencies lower Israel's credit rating, the ability of the Israeli government to generate foreign financial and economical assistance may be adversely affected. We cannot assure you that the Israeli government will be successful in its attempts to stabilize the Israeli economy or to maintain Israel's current credit rating. Economic decline as well as price and exchange rate instability may have a material adverse effect on us.

Trade Relations

      Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

      Israel and the EEC, known now as the "European Union," concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the "EFTA," established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

Corporate Tax Rate

      Israeli companies are generally subject to income tax at the corporate tax rate of 36% of taxable income. However, an investment program at our facility in Beit-Shean has been granted "approved enterprise" status under the Law for Encouragement of Capital Investments, 1959, and consequently we are eligible for some tax benefits. The portion of our income derived from the approved enterprise program will be tax-exempt for a period of two years commencing in the first year in which it generates taxable income and will be subject, for the following period of five to eight years, to a reduced corporate tax of 10%-25% (the rate will depend upon the percentage of non-Israeli holders of our ordinary shares). However, these benefits will not be available to us with respect to any income derived from our non-Israeli subsidiaries. The above mentioned benefit program will expire in 2004.

      As of December 31, 2002, our net operating loss carry-forwards for Israeli tax purposes were approximately $41 million.

Impact of Currency Fluctuation and of Inflation

      For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the dollar and other currencies. However, since the institution of the Israeli Economic Program in 1985, inflation, while continuing, has been significantly reduced and the rate of devaluation has substantially diminished. Because governmental policies in Israel linked exchange rates to a weighted basket of foreign currencies of Israel's major trading partners, the exchange rate between the NIS and the dollar remained relatively stable during reported periods.

      The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for such devaluation:

                                                                                                  Israeli inflation
           Year ended       Israeli Consumer      Israeli inflation      Israeli devaluation         adjusted for
          December 31,         Price index              rate %                 rate %                devaluation %
          ------------      ----------------      -----------------      -------------------      -----------------
              1998                92                      8.6                    17.6                     (7.6)
              1999               100                      1.3                    (0.2)                     1.5
              2000               100                      0                      (2.7)                     2.8
              2001               101.4                    1.4                     9.3                     (7.8)
              2002               108.2                    6.8                     7.3                      0.7

      Since most of our sales are quoted in dollars and in other foreign currencies, and a significant portion of our expenses are incurred in NIS, our results are adversely affected by a change in the rate of inflation in Israel when such change is not offset (or is offset on a lagging basis) by a corresponding devaluation of the NIS against the dollar and other foreign currencies.

B.    LIQUIDITY AND CAPITAL RESOURCES

      We have historically met our financial requirements primarily through cash generated by operations, funds generated by our public offering in 1985, private placements of our ordinary shares and issuance of debt securities, loans from our principal shareholders, short-term loans and credit facilities from Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., research and development grants from the Government of Israel and the Israel-U.S. Binational Industrial Research and Development Foundation, and investment grants for approved enterprise programs and marketing grants from the Government of Israel.

      In order to obtain working capital, we raised approximately $2.8 million in February 2000 and $2.25 million in May 2000 in private placements of our ordinary shares. In addition, in May 2000 we issued warrants to purchase an aggregate of 388,778 ordinary shares to the eight subscribers in the February 2000 private placement, the warrants' expiration date was extended by our board of directors until June 30, 2004. On June 5, 2001, Mr. Howard Yeung, our controlling beneficial shareholder, provided a short-term loan in the aggregate amount of $1,004,520, bearing interest of 10% per annum and payable at December 31, 2001. As part of this loan transaction, we agreed to issue to Mr. Yeung two-year warrants to purchase 91,912 ordinary shares, at an exercise price of $2.17 per share. In February 2002, we entered into an agreement with Mr. Yeung, according to which Mr. Yeung agreed that we may postpone the payments under the loan and we agreed to pay him an increased rate of interest.

      On April 23, 2002, we entered into another loan agreement with Mr. Yeung, according to which he provided us with a $550,000 loan facility. The purpose of the facility was to provide us with short term working capital and in 2002 utilized $350,000 of the facility.

      At an extraordinary meeting of shareholders held on June 9, 2002, our shareholders approved the terms of a purchase agreement between us and certain investors, pursuant to which such investors purchased 1,938,775 of our ordinary shares at a price of $0.49 per share, which was equal to 70% of the average closing price of the ordinary shares for the ten (10) trading days prior to June 9, 2002. In addition, pursuant to the approval of our shareholders, we issued to such investors warrants to purchase 4,302,041 of our ordinary shares. Such warrants have a term of five years and are exercisable during the first 36 months after issuance at an exercise price of $2.00 per share, and during the subsequent 24 month period, at an exercise price which will be equal to the higher of: (i) $2.00 per share or (ii) 50% of the average closing price during the ten (10) trading days prior to an exercise date. The warrants contain certain anti-dilution provisions that could reduce the exercise price of the warrants in the event that we issue securities at a price below the exercise prices of the warrants our shareholders also approved the conversion of the $1,350,000 of loans granted by Mr. Yeung, into 2,755,102 of our ordinary shares at a price of $0.49 per share, which was equal to 70% of the average closing price of our ordinary shares for the ten trading days prior to the date of shareholder approval. As part of the transaction, we issued to Mr. Yeung on June 30, 2002 warrants to purchase 8,265,306 ordinary shares. Such warrants will be outstanding for five years and will be exercisable during the first 36 months at an exercise price of $2.00 per share, and during the subsequent 24 month period, at an exercise price which shall be equal to the higher of: (i) $2.00 per share or (ii) 50% of the average closing price of our ordinary shares during the ten
(10) trading days prior to the exercise date.

      Under the terms of the purchase agreements, we also agreed to provide the investors and Mr. Yeung with the right to cause us to file a registration statement with the U.S. Securities Exchange Commission commencing one year after the issuance date, to register the resale of the ordinary shares issued to them and the ordinary shares issuable upon exercise of the warrants.

      On June 22, 2003 we signed a memorandum of agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., or the Banks, which agreement will be subject to the approval of our shareholders at an extraordinary general meeting of shareholders to be held on July 22, 2003. Pursuant to this Agreement, we will repay the Banks $1,100,000 on account of our debt to them. The Banks have agreed to write-off $1,100,000 of debt and in lieu of $1,251,000 of our debt to accept warrants to purchase our ordinary shares. The number of warrants to be issued will be the quotient of dividing $1,251,000 by 50% of the average closing price of our shares during the 90 business days prior to the issuance of such warrants. The exercise price of such warrants will be equal to the nominal (par) value of our shares, however, these warrants may not be exercised for a period of 21 months unless transferred pursuant to the call or put options described below. The warrants expire 30 months after closing. The Banks have also agreed to grant us an additional short term line of credit of $500,000 to finance our cash flow requirements during 2003. As part of this agreement our controlling shareholder Mr. Howard P. L. Yeung has agreed to grant the Banks a put option allowing the Banks to require him to purchase the above warrants at the same price, exercisable within a period of 45 days commencing 18 months after conversion, and the Banks granted Mr. Yeung a call option allowing him to require the Banks, during a period of 21 months, commencing as of the closing, to sell him such warrants at a price that is not lower than $1,251,000 and not higher then $1,770,165, pending upon the average close price of the shares during the last 90 business days prior to such exercise. We have also agreed to grant the Banks warrants to purchase an additional 1,100,000 ordinary shares at an exercise price of $2.00 per share, exercisable for 5 years.

      As of December 31, 2002, we had short-term loans of approximately $3,509,000 from Bank Leumi Le Israel B.M. bearing interest at a rate of Libor plus 3%. We also had a credit facility with Bank Leumi le-Israel B.M., which provides for borrowings of up to NIS 100,000 (approximately $21,000 as of December 31, 2002), bearing interest of Prime plus 3%, of which NIS 34,000 ($7,000) was drawn as of December 31, 2002. As of December 31, 2002, we had a credit facility with Bank Hapoalim B.M. of $1,000,000, bearing interest of Libor plus 3%, under which $1,000,000 was outstanding as of December 31, 2002, and approximately NIS 3,450,000 (approximately $730,000) as of December 31, 2002), bearing interest of Prime plus 1%, of which NIS 3,435,000 ($725,000) was drawn as of December 31, 2002. In addition, we also had a short-term loan from Bank Hapoalim B.M. in the amount of $456,000 bearing annual interest of Libor plus 1.0%. This loan was renewed in the beginning of 2003, bearing annual interest of Libor plus 1.125% with approximately $9,000 monthly installment payments. The borrowings from the Banks are secured by a first priority floating charge on all our assets and by a fixed charge on goodwill (intangible assets), unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of damage). The agreements with the Banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business, from placing a lien on our assets without the Banks' consent and from declaring dividends to our shareholders. In addition, our debt to the Israeli Tax Authority is secured by a first priority fixed charge on our fixed assets in the Beit-Shean facility.

      We had capital expenditures of $ 85,000 in 2002 and $340,000 in 2001. In 2001 these expenditures were principally for machinery we constructed in house and equipment designated for rental. We currently do not have any significant capital spending or purchase commitments. The decrease in capital expenditures in 2002 is primarily attributable to the decision to lease computers, other equipment and vehicles, rather than purchase them, and to decreased in house construction of machinery and equipment for our own use.

      Net cash used in operating activities was $425,000 in 2002. This was attributable primarily to our net loss of $2.5 million, an increase in trade receivables of approximately $1 million, a decrease in deferred revenues of approximately $0.6 million, which was offset in part by depreciation and amortization of $2.4 million, a decrease in inventories of approximately $500,000 and a decrease in costs and estimated earnings in excess of billings on uncompleted contracts, net of approximately $0.5 million.

      Net cash used in operating activities was $0.9 million in 2001. This was primarily attributable to our net loss of $3.4 million, a decrease in other payables and accrued expenses of $99,000, a decrease in trade payables of $159,000, offset in part by depreciation and amortization of $2.0 million, a decrease in other receivables and prepaid expenses of $559,000, a decrease in costs and estimated earnings in excess of billing on uncompleted contracts, net of $181,000.

      Net cash used in investing activities was approximately $41,000 in 2002 and $363,000 in 2001. The decrease in investments is primarily due to the decision to lease rather than purchase computers, other equipment and cars.

      Net cash provided by financing activities was $962,000 in 2002 mainly due to the net proceeds of $835,000 from issuance of our shares in a private placement . Net cash provided by financing activities was $1.3 million in 2001 mainly due to the proceeds of a $1.0 million short-term loan from Mr. Yeung.

      At December 31, 2002, we had a working capital deficiency of $8 million and cash and cash equivalents of $570,000 as compared to a working capital deficiency of $9.4 million and cash and cash equivalents of $74,000 at December 31, 2001.

      We are dependent on receiving financial support from our shareholders. We cannot assure you that they will continue to provide us with funds when requested, and that such funds, if any, will be sufficient to finance our operations. The failure of our shareholders or other new investors to provide us with the necessary financing may result in a significant scale back or elimination of some aspects of our operations. Based on the anticipated continued financial support from our shareholders and existing and anticipated orders in 2003, we anticipate that our capital resources will be adequate to satisfy our working capital and capital expenditure requirements until December 31, 2003. We may need to raise additional funds thereafter.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and Development

      Our research and development investments during 2001 and 2002 focused on improvements to our existing products and the development of complementary products that would provide continued support for our current customers and would improve our capability to market our products to new customers.

      In 2001, research and development was focused on ATE. During the year, we completed and released the first version of e-CATS(R) environment. The basic development of the Mini-CATS(R) was completed and the first Mini-CATS(R) was integrated. A TPS was written and integrated on the Mini-CATS, using the new e-CATS(R) environment, demonstrating the e-CATS and Mini-CATS(R) capabilities. In addition we continued the development of some TPSs for B777 (Boeing units) and B737 NG.

      In 2002 we did not capitalize any costs of development and have taken a strategic decision not to engage in internal research and development activities but, rather, to engage in development projects through customer orders. For example, in 2002 we engaged in the development of our GDS product and co-development of DAS, both as sub-contractors for Smiths Aerospace in connection with the Peace Marble V program. We intend to continue this approach for the foreseeable future.

      As of May 31, 2003, we employed 26 engineers in research and development, which spend most of their time on research and development activities generated through customer orders and an immaterial part of their time on internal research and development activities.

      In the years ended December 31, 2000, 2001 and 2002, our research and development costs (including capitalized costs in 2000 and 2001) were $973,000, $637,000 and $122,000, respectively.

      The Office of the Chief Scientist of the Israeli Ministry of Industry and Trade encourages research and development by providing grants to Israeli companies. The terms of such grants prohibit manufacture of the developed products outside Israel and the transfer of technologies developed using the grants to any person without the prior written consent of the Chief Scientist. We did not receive any grants from the Office of the Chief Scientist since 1996.

      We are committed to pay royalties to the Israel - United States Binational Industrial Research and Development Foundation ("BIRD Foundation") at the rate of 2.5% up to 150% of the research and development expenses financed by the BIRD Foundation. Our total obligation for royalties, net of royalties paid or accrued, totaled approximately $1.9 million as of December 31, 2002.

      Pursuant to applicable Israeli law, we are currently required to pay royalties at the rate of 3-5% of sales of products developed with certain grants received from the Chief Scientist. The amount of royalties to be paid may not exceed the dollar value of the total grant received. We cannot assure you that the Government's support of research and development will continue. As of December 31, 2002, we had a contingent liability of $412,000 to the Office of the Chief Scientist.

D.    TREND INFORMATION

      Based on our strategic plan, we have succeeded in reducing our losses over the last few years. Although we believe that we will achieve break-even operation and perhaps profitability for the year ending December 31, 2003, we cannot provide any assurances that we will be successful in meeting our targets. As a result of the unpredictable business environment in which we operate, we are unable to provide any specific guidance as to sales and profitability trends.

      Our future revenues will, in great measure, be dependent upon the success of our sales and marketing strategy. We are currently focusing our sales efforts on testing solutions, ground debriefing stations and avionics products for the F-16 aircraft of Lockheed Martin Aerospace, as well as our manufacturing services. If we are unsuccessful in our sales efforts, it is unlikely that we will be able to achieve profitability and we will require additional capital.

Cautionary Statement Regarding Forward-Looking Statements

      This annual report on Form 20-F contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty. We remind shareholders that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

      We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3 - "Key Information."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
        ------------------------------------------

A.    DIRECTORS AND SENIOR MANAGEMENT

      Our articles of association provide for a board of directors consisting of no less than two and no more than eleven members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of six directors.

      Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our chief executive officer and by the board of directors. Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable employment agreements.

      Set forth below are the name, age, principal position and biographical description of each of our directors and executive officers:

         Name                                    Age    Position
         ----                                    ---    --------------------------------------------------
         Herzle Bodinger (1)................     60     Chairman of the board and president
         Adar Azancot.......................     38     Chief executive officer
         Zvi Alon...........................     49     Vice President, Business Development and Marketing
         Dov Sella..........................     48     Vice president and chief operating officer
         Guy Shelly.........................     40     Chief financial officer
         Adrian Berg (2)....................     55     Director
         Asaf Agmon (5).....................     55     Director
         Roy Kui Chuen Chan (3).............     56     Director
         Hava Snir (4)......................     60     Outside director
         Ben Zion Gruber (2)................     44     Director
         Peter N. Keyros Jr. (2) ...........     53     Director
         Zvi Tropp (4)......................     62     Outside director

----------
(1) Mr. Bodinger will serve as a director until our 2004 annual general meeting of shareholders.

(2) Messrs. Berg, Gruber and Kyros will serve as directors until our 2005 annual general meeting of shareholders.

(3) Mr. Chan will serve as a director until our 2003 annual general meeting of shareholders.

(4) Ms. Snir and Mr. Tropp will serve as outside directors pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2003 annual general meeting of shareholders. Thereafter, their term of service may be renewed for only one additional three-year term.

(5) Our Board of Directors nominated Mr. Agmon as a director on December 23, 2002. Pursuant to our Articles of Association Mr. Agmon will serve as a director until our 2003 annual general meeting of shareholders.

      Herzle Bodinger joined us in May 1997 as the president of our U.S. subsidiary, Rada Electronic Industries Inc., in charge of international marketing activities and was appointed our president and chief executive officer in June 1998. General (Res.) Bodinger has served as chairman of the board since July 1998. General (Res.) Bodinger served as the Commander of the Israeli Air Force from January 1992 through July 1996. During the last 35 years of his service, he also served as a fighter pilot while holding various command positions. General (Res.) Bodinger holds a B.A. degree in Economics and Business Administration from the Bar-Ilan University and completed the 100th Advanced Management Program at Harvard University.

      Adar Azancot joined us in July 1997 as marketing manager in charge of marketing activities aimed at the Israel Defense Forces and was appointed vice president-business development in March 1999. Mr. Azancot was appointed chief executive officer in July 2001. Mr. Azancot served for 14 years as a fighter pilot in the Israeli Air Force while holding various command positions. Mr. Azancot holds an LL.B. degree in Law from Tel Aviv University.

      Zvi Alon joined us in January 2000 and served as our vice president and chief operating officer until March 30, 2003 when he was appointed VP of Business Development and Marketing. From 1980 to 1999 (except for a period from 1987 until 1989), Mr. Alon served in various managerial positions with the Israel Aircraft Industries, as director of business development and marketing, director of electrical and avionics engineering, avionics programs manager and group leader and operational definition officer ("Lavi" project office). Previously, Mr. Alon served in the Israeli Air Forces for ten years. Mr. Alon holds a B.Sc. degree in Mathematics and Computer Science and an M.Sc. degree in Computer Science, both from Tel Aviv University.

      Dov Sella joined us in January 2003 and was appointed Chief Operating Officer on March 30, 2003. Mr. Sella has over 20 years of senior management and product development experience. From 1982 until 1997 Mr. Sella worked for Elbit Systems Ltd., a leading Israeli defense contractor. Among his roles at Elbit were Director of Programs, Director of Avionics Engineering and Director of Business Development. Between 1997 and 2000 Mr. Sella served UltraGuide Ltd., a medical devices start-up, as EVP/VP of Business Development and VP of R&D. During the three years prior to joining our company, Mr. Sella was the President of NeuroVision Inc., a medical technology start-up. Mr. Sella has a B.Sc. degree Computers Engineering from the Technion Israel Institute of Technology (cum laude). He served as a fighter aircraft navigator in the Israeli Air Force.

      Guy Shelly joined us in February 2002 and was appointed chief financial officer effective June 1, 2002. From January 2000 to July 2001 Mr. Shelly served as chief financial officer of Sphera Technologies Ltd. From April 1996 to July 1999 Mr. Shelly worked as an attorney for the law firm of Shearman & Sterling in New York City. From January 1989 to April 1995 Mr. Shelly worked as a senior accountant for George Funaro & Co. P.C., a New York based accounting and management consulting firm. Mr. Shelly holds a B.A. degree in Economics from Tel Aviv University, an MBA in Finance and Accounting from Columbia Business School and a Juris Doctor degree in law from Fordham University. Mr. Shelly holds a CPA license from New York State and is a member of the New York State Bar.

      Adrian Berg has served as a director since November 1997. Mr. Berg is one of two designees of Horsham Enterprises Ltd. Since 1976, Mr. Berg has been a chartered accountant and senior partner at the U.K. firm, Alexander & Co., Chartered Accountants. Mr. Berg holds a B.Sc. degree in Industrial Administration from the University of Salford and received his qualification as a fellow of the U.K. Institute of Chartered Accountants in 1973 after he completed three years of training at Arthur Andersen & Co.

      Asaf Agmon served as non-employee independent director from May 1999 until December 2002. On December 23, 2002 he was nominated as a director by our Board and will serve as a director until our 2003 annual general meeting. Mr. Agmon has served as chief executive officer of Solgood Trading Ltd., an Israeli company, since 1998. Brigadier General (Res.) Agmon served in the Israeli Air Force from 1967 until 1998 as a fighter pilot while holding various command positions. During the last three years of his service, Mr. Agmon served as the Israeli Military and Defense Attache to Japan and South Korea. Mr. Agmon holds a B.A. degree in Economics and Business Administration from Tel Aviv University and an M.A. degree in International Affairs from Haifa University. Mr. Agmon is also a graduate of the RAF Staff College in the U.K. and of the National Defense Institute of Israel.

      Ben Zion Gruber was elected as a designee of the shareholders (other than Howard Yeung) that participated in our last private placement. Mr. Gruber is founder and manager of several real estate and construction companies and entrepreneur of several hi-tech companies. Mr. Gruber is a Colonel (Res) of the Israeli Defense Forces serving as Brigadier Commander of a tank battalion. Mr. Gruber holds an M.A. degree in Behavioral Sciences from Tel Aviv University, a B.Sc. degree in Engineering of microcomputers from "Lev" Technology Institute and is currently studying for his PhD degree in Behavioral Sciences at the University of Middlesex, England. In addition Mr. Gruber is a graduate of a summer course in Business Administration at Harvard University, as well as several other courses and training in management, finance and entrepreneurship. Mr. Gruber is a member of the Board of Employment Service of the Government of Israel. He also serves on the boards of directors of the Company for Development of Efrat Ltd., and the Association of Friends of "Kefar Shaul" Hospital. Mr. Gruber serves on the Ethics Committees of the Eitanim and Kefar Shaul hospitals as well as a director of several other charitable organizations.

      Peter N. Keyros Jr. was elected as a designee of our controlling shareholder, Mr. Howard P. L. Yeung. Since 1993 Mr. Keyros has acted as the president and CEO of Potomac Golf Properties LLC, a real estate development company. Between 1986 and 1993 Mr. Keyros acted as a General Counsel to Potomac Investment Associates. Between 1980 and 1986 Mr. Keyros was a partner in the law firm of Winston & Strawn in Washington D.C. Mr. Keyros acted as Deputy Counsel to the Vice President of the United States during the years 1977-1980 and as Deputy Counsel to the Committee on the Budget of the U.S. Senate between the years 1975 and 1976. Mr. Keyros holds a J.D. from the University of Virginia School of Law and a B.A. from Yale University.

      Roy Kui Chuen Chan has served as a director since November 1997. Mr. Chan is one of two designees of Horsham Enterprises Ltd. Mr. Chan has been legal consultant to Yeung Chi Shing Estates Limited, a Hong Kong holding company with major interests in hotels and real estate in Hong Kong, China, the U.S., Canada and Australia, and its international group of companies, since 1984. Mr. Chan presently serves as legal counsel to several Hong Kong companies, including Horsham Enterprises Ltd. Mr. Chan received his qualification as a solicitor and has been a member of the U.K. Bar since 1979 after he completed five years of training at Turners Solicitors.

      Hava Snir has served as an outside director since December 2000. Ms. Snir has been an attorney for over 25 years and has been self-employed since January 1999. From June 1989 until July 1998, Ms. Snir was a prosecutor with the Taxation and Economics Office of the Tel Aviv District Attorney, specializing in securities laws and white-collar crimes. Ms. Snir received her qualification as a lawyer and has been a member of the Israel Bar since 1971. She is a member of the Taxes Committee and the Sub-Committee for V.A.T. and Customs Duty of the Israel Bar Association and serves as chairman of the V.A.T. and Property Tax Appeal Committee of the Israeli Ministry of Finance and as a member of the Ethics Committee of the Israeli Ministry of Health. Ms. Snir holds a B.A. degree in Law from the Hebrew University of Jerusalem and spent a year at Harvard University where she took law courses.

      Zvi Tropp has served as an outside director since December 2000. Mr. Tropp has served as Senior Consultant with Zenovar Consultants Ltd., an Israeli company providing consultancy services with respect to business organization, marketing and real estate, since May 1998.

Mr. Tropp was vice president-finance and business development of Baltimore Spice Israel Ltd., an Israeli food additives manufacturer, from January 1994 until May 1998. Prior thereto, Mr. Tropp served in various positions, the last of which was as vice president-finance, with Caniel Ltd., an Israeli can manufacturer, for over five years. Prior to joining the private sector, Mr. Tropp was a government employee for 20 years and held various positions with the Israeli Ministries of Defense and Agriculture, the last of which was as chief economic adviser to the Ministry of Defense. Mr. Tropp has lectured in Economics and Defense Economics at the Hebrew University, Tel Aviv University and Bar Ilan University. Mr. Tropp serves as a member of the board of directors of Ofek Trust Fund Ltd., an Israeli affiliate of Bank Leumi Le-Israel B.M., whose shares trade on the Tel Aviv Stock Exchange, and of several Israeli private companies. Mr. Tropp holds a B.Sc. degree in Agriculture and an M.Sc. degree in Agricultural Economics, both from the Hebrew University.

B.    COMPENSATION

      The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2001.

                                                                      Salaries, fees,
                                                                      commissions and          Pension, retirement
                                                                          bonuses             and similar benefits
                                                                      ---------------         --------------------
All directors and executive officers
  as a group, consisting of nine persons.....................            $699,378                    $98,764

      During the year ended December 31, 2002, we paid each of our outside directors a per meeting attendance fee of NIS 1,000 ($213) plus an annual fee of NIS 18,000 ($3,830). In addition, during the year ended December 31, 2002 we paid another director who is not employed by us, an annual fee of $10,000 and a per meeting attendance fee of $400.

      As of December 31, 2002, our directors and executive officers as a group, consisting of twelve persons, held options to purchase an aggregate of 224,000 ordinary shares, at exercise prices ranging from $3.75 to $10 per share, with vesting over three years. Such options expire on December 31, 2009. All such options were issued under our 1999 employee stock option plans.

      Additionally, as of December 31, 2002, our directors and officers as a group held warrants to purchase an aggregate of 257,041 ordinary shares, at exercise prices ranging from $2.00 to $2.75 per share, 177,041 warrants were purchased as part of the private placements of our shares (prior to the director nomination to office) in 2001 and 2002 of which 75,000 warrants original expiration date was June 30, 2003 but was extended by our board until June 30, 2004 and 102,041 warrants expire on June 30, 2007. On November 1999 Mr. Asaf Agmon was granted 80,000 warrants which expired on March 2003. Of such warrants, 24,000 warrants had an exercise price of $3.75 per share, 28,000 warrants had an exercise price of $8.75 per share per share and 28,000 warrants had an exercise price of $10.00 per share.

C.    BOARD PRACTICES

Election of Directors

      Pursuant to our articles of association, the board of directors is divided into three classes. Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office.

Alternate Directors

      Our articles of association provide that any director may appoint, by written notice to us, another person to serve as an alternate director, subject to the approval of the board of directors. Pursuant to the Israeli Companies Law, any person, who is not already acting as director or alternate director in a company may act as an alternate director at such company, provided, however, that the same person may not act as an alternate for several directors. An alternate director may be appointed for one meeting or for another specified period or until notice is given of the cancellation of the appointment. From April 2002 until the end of June 2002, Mr. Neil Myerson was appointed as an alternate director to replace Mr. Berg. To our knowledge, no director currently intends to appoint any other person as an alternate director, except if the director is unable to attend a meeting of the board of directors.

Outside and Independent Directors

      The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

            o     an employment relationship;

            o a business or professional relationship maintained on a regular basis;

            o     control; and

            o     service as an officer holder.

      No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

      Outside directors are elected at our annual general meeting of shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

      Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

      In addition, the Nasdaq Stock Market requires us to have at least three independent directors on our board of directors and to establish an audit committee. Ms. Snir and Mr. Tropp qualify both as independent directors under the Nasdaq Stock Market requirements and as outside directors under the Israeli Companies Law requirements. Mr. Agmon serves as our third independent director.

Approval of Related Party Transactions Under Israeli Law

      The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under " -- Directors and Senior Management" above is an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

      The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a

5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself (with further shareholder approval required in the case of extraordinary transactions). An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be.

      The Companies Law also provides that some transactions between a public company and a controlling shareholder, or transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the board of directors and of the shareholders. Moreover, an extraordinary transaction with a controlling shareholder or the terms of compensation of a controlling shareholder must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

      However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

      In addition, pursuant to the recent amendment to these regulations, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are for the benefit of the company. If the director or the office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders provided that certain criteria are met.

      The above exemptions will not apply if one or more shareholders, holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven (7) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the compensation arrangement of the directors will require shareholders' approval as detailed above.

      The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is a 50% shareholder of the company. These rules do not apply if the purchase of the shares is made through a private placement. Regulations under the Companies Law provide that the Companies Law's tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

Indemnification of Directors and Officers

      The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our articles of association provide that, subject to any restrictions imposed by corporate law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

            o     a breach of his duty of care to us or to another person;

            o breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

            o a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder.

      In addition, we may indemnify an office holder against:

            o a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder; and

            o reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder.

      These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of certain improper actions.

      Pursuant to the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

      We have indemnified our office holders to the fullest extent permitted by law. We currently maintain a directors and officers liability insurance policy with a per claim and aggregate coverage limit of $5.0 million.

Employment Agreements

      On May 1, 1997, we entered into an employment agreement with Mr. Herzle Bodinger who assumed the position of the general director of our International Division. Mr. Bodinger was appointed our chief executive officer and president in June 1998. Nonetheless, his terms of employment have not changed. The agreement provides for a base salary and a package of benefits including options and warrants and contains certain non-competition and confidentiality provisions. The agreement does not provide for any benefits upon termination of employment, except for benefits to which Mr. Bodinger is entitled under Israeli law. Such benefits include severance payments equal to one month salary per each year of employment with us. Under the agreement, the term of Mr. Bodinger's employment will continue until such time as it is terminated by us, subject to providing Mr. Bodinger with a six-month prior notice. Mr. Bodinger may terminate the agreement on a one-month prior notice. As of October 24, 2001, Mr. Bodinger relinquished the chief executive officer position to Adar Azancot retaining the positions of president and chairman of our Board of Directors. We are currently negotiating a new employment agreement with Mr. Bodinger. As part of these negotiations, Mr. Bodinger have agreed, effective as of September 2003, to reduce his monthly salary.

      On July 9, 2001, we entered into an employment agreement with Mr. Adar Azancot, our CEO. The agreement provides for the same base salary and a package of customary benefits Mr. Azancot had as vice president of marketing and business development and contains certain non-competition and confidentiality provisions, in September 2002 our board of directors resolved to increase Mr. Azancot's base salary. In addition to severance payments equal to one month salary per each year of employment with us as provided under Israeli law, Mr. Azancot is also entitled to a one time payment equal to six times his last gross salary in the event his employment is terminated by us.

      We previously granted warrants to purchase 840,000 ordinary shares to Messrs. Bodinger, Berg, Chan and Agmon. In November 2002 all the members of our Board of Directors, other than Assaf Agmon, agreed to relinquish the options and warrants held by them and on March 2003 the warrants granted to Mr. Agmon expired. At present none of our directors, other than Benzion Gruber, hold any options or warrants to purchase our ordinary shares. Mr. Gruber's shares and options were purchased as part of the private placement that took place on June 2002, prior to his election as a director.

Audit Committee

      Our audit committee is currently comprised of Ms. Hava Snir and Messrs. Zvi Tropp and Asaf Agmon. It is currently contemplated that the audit committee will meet at least once each quarter. The responsibilities of the audit committee include: (i) finding any defects in the business management of our company, for which purpose the audit committee may consult with our independent auditors and internal auditor, and proposing to the board of directors ways to correct such defects, and (ii) approving related-party transactions as required by Israeli law.

      The audit committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

      The Audit Committee assists the Board of Directors in monitoring (i) the integrity of the financial statements of the company, (iii) the compliance by the company with legal and regulatory requirements and (iii) the independence and performance of our external auditors. Management is responsible for the preparation and integrity of our financial statements.

      The Audit Committee reviewed our audited financial statements for the year ended December 31, 2002 and members of the Committee met with both management and our external auditors to discuss those financial statements. Management and the external auditors have represented to the Audit Committee that the financial statements were prepared in accordance with the generally accepted accounting principles. Members of the Audit Committee have received from and discussed with the external auditors their written disclosure and letter regarding their independence from our company as required by Independence Standards Board Standard No. 1. Members of the Audit Committee also discussed with the external auditors any matters required to be discussed by Statement on Auditing Standards No. 61. Based upon these reviews and discussions, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2002.

      The Israeli Companies Law provides that public companies must appoint an audit committee, which must consist of at least three members, and include all of the company's outside directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Internal Audit

      The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Our internal auditor complies with the requirements of the Companies Law.

D.    EMPLOYEES

      On May 31, 2003, we and our wholly owned subsidiaries employed 104 persons, of whom 27 were employed in research, development and engineering, 54 persons in manufacturing and logistics, 4 persons in sales and marketing, and 19 persons in administration and management and finance. All of our employees are located in Israel. In addition, CACS (80% owned Chinese subsidiary) employed 15 persons in China.

      Our technical employees have signed nondisclosure agreements covering all proprietary information that they might possess or to which they might have access. Employees are not organized in any union, although they are employed according to provisions established by the Israeli Ministry of Labor. Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) are applicable to our Israeli employees by order of the Israeli Ministry of Labor. These provisions concern mainly the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums. Under the collective bargaining agreements, the wages of most of our employees are linked to the Israeli consumer price index, although the extent of the linkage is limited.

      Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Further, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute which is similar to the United States Social Security Administration, such amounts also include payments for national health insurance. Most of our ongoing severance obligations for our Israeli employees are provided for by monthly payments made by us for insurance policies to cover these obligations.

E.    SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

      The following table sets forth certain information as of June 20, 2002 regarding the beneficial ownership by each of our directors and executive officers:

                                            Number of Ordinary Shares        Percentage of
       Name                                  Beneficially Owned (1)          Ownership (2)
       ----                                  ----------------------          -------------
      Herzle Bodinger (3) .............                 --                         --
      Adar Azancot (3) ................                 --                         --
      Zvi Alon (3)(4) .................             96,000                          *
      Dov Sela (3) ....................                 --                         --
      Guy Shelly (3) ..................                 --                         --
      Adrian Berg (5) .................              4,600                          *
      Asaf Agmon (3) ..................             80,000                          *
      Roy Kui Chuen Chan (6) ..........              4,600                          *
      Ben Zion Gruber (3)(7) ..........            277,041                        1.5%
      Peter N. Keyros Jr. (8) .........                 --                         --
      Hava Snir (3) ...................                 --                         --
      Zvi Tropp (3) ...................                 --                         --

----------
*     Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 18,510,716 ordinary shares issued and outstanding as of June 15, 2003.

(3) The business addresses of Messrs. Bodinger, Alon, Sela, Shelly, Azancot, Agmon, Gruber, Tropp and Ms. Snir is c/o Rada Electronic Industries Ltd., 7 Giborei Israel Street, Netanya, Israel.

(4) All such ordinary shares are subject to currently exercisable options granted under our stock option plan, one half at an exercise price of $3.75 per share and one half at an exercise price of $5 per share. Such options expire in June 2010.

(5) The business address of Mr. Berg is Alexander & Co., 17 St. Ann's Square, Manchester M2 7 PW, U.K.

(6) The business address of Mr. Chuen Chan is Gearhart Holdings (H.K.) Limited, 2202 Kodak House II, 39 Healthy Street, E. North Point, Hong Kong.

(7) Includes 177,041 ordinary shares issuable upon currently exercisable warrants at an exercise price of $2.00 per share that were issue in connection with the private placement of our shares in June 2002.

(9) The business address of Mr. Keyros is One Monument Way, Suite 200, Portland, ME 04101

Stock Option Plans

1993 Stock Option Plan

      Our 1993 Stock Option Plan provides for the issuance of stock options to purchase an aggregate of 200,000 of our ordinary shares. Options under the 1993 Stock Option Plan may be issued to outside directors, consultants, officers and other key employees of our company and its subsidiaries who, in the judgment of the board of directors or, if appointed in the future, a committee which will administer the 1993 Stock Option Plan, are in a position to contribute significantly to our success. The board of directors or the committee will determine the number of shares covered by each option, and the formulation, within the limitations of the 1993 Stock Option Plan, of the form of option.

      Options granted under the 1993 Stock Option Plan may be for a maximum term of ten years from the date of grant. The 1993 Stock Option Plan itself will expire on November 23, 2003 (unless sooner terminated by action of the board of directors) and no options can be granted after such date. The exercise price of an option granted to an employee may not be less than 60% of the fair market value of our ordinary shares on the date of grant of the option. The exercise price of an option to a non-employee director or consultant may not be less than 80% of the fair market value of our ordinary shares on the date of grant of the option. If any option expires without having been fully exercised, the shares with respect to which such option has not been exercised will be available for future grants.

      Options may not be transferable by the optionee otherwise than by will or the laws of descent and distribution and during the optionee's lifetime are exercisable only by the optionee. Options terminate before their expiration dates one year after the optionee's death while in our employ, three months after the optionee's retirement for reasons of age or disability or involuntary termination of employment other than for cause, and immediately upon voluntary termination of employment or involuntary termination of employment for cause.

      Our board of directors may, in its discretion, modify, revise or terminate the 1993 Stock Option Plan at any time, but the aggregate number of shares issuable pursuant to options may not be increased (except in the event of certain changes in our capital structure), the eligibility provisions and minimum option price may not be changed, and the permissible maximum term of options may not be increased, without the consent of our shareholders.

      The 1993 Stock Option Plan also contains provisions protecting optionees against dilution of the value of their options in the case of stock splits, stock dividends or other changes in our capital structure, in the event of any proposed reorganization or merger involving our company or in the event of any spin-off or distribution of assets to our shareholders.

      The options granted under the 1993 Stock Option Plan to persons subject to Israeli taxation, and the shares underlying such options, may contain such terms as will allow the options and the underlying shares to be recognized pursuant to
Section 102 of the Israeli Income Tax Ordinance (New Version) 1961, as amended, and the Income Tax Rules (Tax Benefits in Stock Issuances to Employees), 5349, 1989. As of May 31, 2003, options to purchase 55,600 ordinary shares had been granted to 16 employees, at an average exercise price of $5.45 per share. All of such options are currently exercisable. To date, no options have been exercised.

1994 Stock Option Plan

      Our 1994 Stock Option Plan provides for the issuance of stock options to purchase an aggregate of 200,000 of our ordinary shares. Options under the 1994 Stock Option Plan may be issued to outside directors, consultants, officers and other key employees of our company and its subsidiaries who, in the judgment of the board of directors or, if appointed in the future, a committee which will administer the 1994 Stock Option Plan, are in a position to contribute significantly to our success. The terms of the 1994 Stock Option Plan are substantially the same as those of the 1993 Stock Option Plan. As of May 31, 2003, options to purchase 40,400 ordinary shares had been granted to 4 employees at an average exercise price of $4.347 per share. All of such options to are currently exercisable. To date, no options have been exercised.

1996 Stock Option Plan

      Our 1996 Stock Option Plan authorizes the issuance of options to key employees and consultants, including officers and directors of our company and its subsidiaries, to purchase an aggregate of 240,000 ordinary shares, who, in the judgment of the board of directors or, if appointed in the future, a committee which will administer the 1996 Stock Option Plan, are in position to contribute significantly to our success. The terms of the 1996 Stock Option Plan are substantially the same as those of the 1993 Stock Option Plan. As ofMay 31, 2003, options to purchase 6,800 ordinary shares had been granted to 7 employees and directors at an average exercise price of $3.58 per share. All of such options are currently exercisable. No options have been exercised to date.

1999 Stock Option Plan

      Our 1999 Stock Option Plan provides for the issuance of stock options to purchase an aggregate of 1,040,000 of our ordinary shares. Options under the 1999 Stock Option Plan may be issued to key employees and consultants, including officers and directors of our company and its subsidiaries who, in the judgment of the board of directors or, if appointed in the future, a committee which will administer the 1999 Stock Option Plan, are in a position to contribute significantly to our success. The terms of the 1999 Stock Option Plan are substantially the same as those of the 1993 Stock Option Plan. As of May 31, 2003, options to purchase 343,200 ordinary shares had been granted to 18 employees at an average exercise price of $4.24 per share. Of such options, options to purchase 279,200 ordinary shares are currently exercisable.

2003 Stock Option Plan

      Our 2003 Stock Option Plan provides for the issuance of stock options to purchase an aggregate of 1,234,000 of our ordinary shares. Options under the 2003 Stock Option Plan may be issued to employees including officers and directors of our company and its subsidiaries who, in the judgment of the board of directors based on the recommendation of our compensation committee, are in a position to contribute significantly to our success. The provisions of our 2003 Stock Option Plan are designated to allow for the tax benefits promulgated under the Israeli Income Tax Ordinance [New Version]. Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2003 Stock Option Plan will be taxable under the "capital gains path". Pursuant to this path the profit realized by the employee is taxed as a capital gain (25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted. If the shares are sold before the lapse of said 24 months period, the profit is re-characterized as ordinary income. The company is not allowed a corresponding salary expense, even in the event the profit is taxed as ordinary income. Otherwise, the terms of the 2003 Stock Option Plan are substantially the same as those of the 1993 Stock Option Plan. As of June 15, 2003 no options to purchase ordinary shares had been granted.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
        -------------------------------------------------

A.    MAJOR SHAREHOLDERS

      The following table sets forth certain information as of June 20, 2003, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

                                                              Number of
                                                           Ordinary Shares               Percentage of
Name                                                     Beneficially Owned(1)            Ownership(2)
----                                                     ---------------------            ------------
Howard P.L. Yeung (3)(4)(5).......................           15,483,892                       62.0%
Kenneth Yeung (3)(6)..............................            1,350,086                        7.3%
Most Worth Investments Limited (7)................            1,100,000                        5.9%

----------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 18,510,716 ordinary shares outstanding as of June 15, 2002.

(3) Based upon, and qualified in its entirety with reference to, a Schedule 13D filed with the Commission on April 24, 2002 and reflecting ownership of ordinary shares as of April 1, 2003. Of the 15,483,892 ordinary shares, 1,350,086 shares are held directly by Horsham Enterprises Ltd., a corporation incorporated in the British Virgin Islands. Messrs. Howard P.L. Yeung and his brother Kenneth Yeung are the beneficial owners, in equal shares, of Horsham Enterprises Ltd. Accordingly, Messrs. Yeung may be deemed to be the beneficial owners of the ordinary shares held by Horsham Enterprises Ltd.

(4) Includes 8,501,218 ordinary shares issuable upon the exercise of currently exercisable warrants issued to Mr. Howard P.L. Yeung.

(5) The address of Mr. Howard P.L. Yeung is 2202 Kodak Houge II, 39 Healthy Street, North Point, Hong Kong.

(6) The address of Mr. Kenneth Yeung is 2202 Kodak Houge II, 39 Healthy Street, North Point, Hong Kong.

(7) The address of Most Worth Investments Ltd., a company incorporated in Hong Kong, is c/o 9/F King Fook Building, 30-32 Des Voeux Road, Central, Hong Kong. Most Worth Investments is a wholly owned subsidiary of King Fook Holdings Limited, whose shares are traded on the Hong Kong Stock Exchange. Accordingly, King Fook Holdings may be deemed to be the beneficial owner of the ordinary shares held by Most Worth Investments.

      As of June 20, 2002, there were 78 holders of record of our ordinary shares. Based on a review of the information provided to us by our transfer agent, 59 record holders holding approximately 65.5% of our ordinary shares had registered addresses in the United States. We believe that there were approximately 1,400 beneficial holders of our ordinary shares on May 9, 2002.

B.    RELATED PARTY TRANSACTIONS

      On June 5, 2001, we entered into an agreement with our controlling shareholder, Mr. Howard P.L. Yeung, pursuant to which he loaned our company $1,004,520. The purpose of the loan was to provide us with short-term working capital. The loan was repayable on December 31, 2001 and carried interest of 10% per annum and default interest at the rate of 15% per annum. In addition, we agreed to grant to Mr. Yeung two-year warrants to purchase 91,912 ordinary shares, at an exercise price of $2.176 per share.

      On April 23, 2002, we entered into another loan agreement with Mr. Yeung, according to which he provided us with a $550,000 loan facility. The purpose of the facility was to provide us with short term working capital. We utilized $350,000 of the facility which was later converted into our common stock (see below).

      Our Audit Committee and our Board of Directors are of the unanimous opinion that the terms of these loans were in line with the applicable market terms that existed at such time, that they were crucial for our financial security and in our best interest and that of our shareholders.

      On June 9, 2002, our shareholders approved the conversion of $1,350,000 of the principal amount of loans granted by Mr. Howard P.L. Yeung, one of our controlling shareholders into 2,755,102 of our ordinary shares at a price of $0.49 per share, which is equal to 70% of the average closing price of our ordinary shares for the ten (10) trading days prior to June 9, 2002. In addition, we will issue to Mr. Yeung warrants to purchase 8,265,306 ordinary shares. Such warrants will be valid for five (5) years and will be exercisable during the first 36 months at an exercise price of $2.00 per share, and during the subsequent 24 month period, at an exercise price which shall be equal to the higher of: (i) $2.00 per share or (ii) 50% of the average closing price of our ordinary shares during the ten (10) trading days prior to the exercise date.

      We also agreed to provide Mr. Yeung with the right to cause us to file a registration statement with the U.S. Securities Exchange Commission commencing one year after the issuance date, to register the resale of the ordinary shares issued and the ordinary shares issuable upon exercise of the warrants.

      On June 22, 2003 we signed a memorandum of agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., or the Banks, which agreement will be subject to the approval of our shareholders at an extraordinary general meeting of shareholders to be held on July 22, 2003. Pursuant to this Agreement, we will repay the Banks $1,100,000 on account of our debt to them. The Banks have agreed to write-off $1,100,000 of debt and in lieu of $1,251,000 of our debt to accept warrants to purchase our ordinary shares. The number of warrants to be issued will be the quotient of dividing $1,251,000 by 50% of the average closing price of our shares during the 90 business days prior to the issuance of such warrants. The exercise price of such warrants will be equal to the nominal (par) value of our shares, however, these warrants may not be exercised for a period of 21 months unless transferred pursuant to the call or put options described below. The warrants expire 30 months after closing. The Banks have also agreed to grant us an additional short term line of credit of $500,000 to finance our cash flow requirements during 2003. As part of this agreement our controlling shareholder Mr. Howard P.
L. Yeung has agreed to grant the Banks a put option allowing the Banks to require him to purchase the above warrants at the same price, exercisable within a period of 45 days commencing 18 months after conversion, and the Banks granted Mr. Yeung a call option allowing him to require the Banks, during a period of 21 months, commencing as of the closing, to sell him such warrants at a price that is not lower than $1,251,000 and not higher then $1,770,165, pending upon the average close price of the shares during the last 90 business days prior to such exercise. We have also agreed to grant the Banks warrants to purchase an additional 1,100,000 ordinary shares at an exercise price of $2.00 per share, exercisable for 5 years.

C.    INTERESTS OF EXPERTS AND COUNSEL

      Not applicable.

ITEM 8. FINANCIAL INFORMATION
        ---------------------

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Legal Proceedings

      In December 1998, Haim Nissenson, our former president and chief executive officer, filed a complaint against us and Herzle Bodinger, the incumbent president, in the Regional Court for Labor Disputes of Tel Aviv (Case No. 3/4074/98 H. Nissenson v. Rada Electronic Industries Ltd. and others), seeking approximately NIS 2.0 million (approximately $500,000) for salary, vacation and severance payments and other benefits that he is allegedly entitled to pursuant to his retirement agreement with us. In addition, Mr. Nissenson is seeking a permanent injunction and a declarative relief, stating that a personal loan that was provided to him by us had been forgiven. Mr. Nissenson is also asserting that Mr. Bodinger caused the breach of the retirement agreement. We defended the claim vigorously asserting, among others, that (i) the retirement agreement is not valid since it was not approved pursuant to the requirements of the applicable law; (ii) Mr. Nissenson is responsible for our present financial condition and for the concealment of these facts from our board of directors and our investors; (iii) during the board of directors meeting in which such agreement was discussed and approved, Mr. Nissenson gave misrepresentations regarding our financial and economic condition and the nature and origins of his debt to us; and (iv) by breaching his fiduciary duties Mr. Nissenson caused us damages in amounts that exceed the amount of the complaint, which damages should be offset from any amounts awarded in favor of Mr. Nissenson, if any. In addition, we asserted that in accordance to a certificate dated March 23, 1992, Mr. Nissenson has assigned all his rights to receive employment related benefits other than salaries but including severance and vacation payments up to the above certificate date. Recently the hearing of this claim was combined with the hearing of our claim for repayment of the loan granted to Mr. Nissenson, as detailed below. Although the claim is in its preliminary stages, management believes it will not have a material adverse effect on our financial condition or results of operations.

      In March 1999, Mr. Nissenson filed a complaint in the District Court of Tel Aviv against Mr. Bodinger, our president, (Civil Case 1345/99 H. Nissenson v. H. Bodinger), alleging Mr. Bodinger published defamatory comments about Mr. Nissenson. The complaint seeks damages in the amount of NIS 1.2 million (approximately $290,000). Mr. Bodinger denied the allegations, alleging, among others, that the statements made by him in these publications were truthful and bona fide. In October 2000, Mr. G. Nissenson, the son of our former chief executive officer, filed a complaint in the District Court of Tel-Aviv against our chief executive officer, Mr. H. Bodinger (Civil Case 2733/99 G. Nissenson v. H. Bodinger), alleging that Mr. Bodinger has made defamatory comments regarding the plaintiff during a board meeting. The complaint seeks damages in the amount of NIS 1.1 million (approximately $268,000).

      In September 1999, we filed a suit in the District Court of Tel-Aviv against Messrs. Nissenson and Eles Dubronsky, a former member of our board of directors, (Civil File 2514/99 Rada Electronic Industries Ltd. v. H. Nissenson and others) seeking damages in the amount of $1.65 million. In the complaint, we alleged that Messrs. Nissenson and Dubronsky: (i) represented to our board of directors inaccurate and incomplete information, and (ii) failed to disclose, during the course of our board's deliberations to acquire Jetborne International, Ltd., their personal interest in Jetborne International and Mr. Nissenson's involvement in a previous attempt to gain control of Jetborne International several years earlier. We alleged that our board of directors approved the acquisition based on the inaccurate and incomplete information and that the acquisition caused us severe losses. We further alleged that in their conduct Messrs. Nissenson and Dubronsky breached their fiduciary duty owed to us and to our shareholders while acting as an executive and members of our board of directors. Our motion to attach the funds deposited by Mr. Nissenson in his pension funds was denied by the Court in May 2000. The suit is currently in its preliminary stages.

      In August 2000, we filed a claim against Mr. Nissenson in the Regional Court for Labor Disputes in Tel Aviv (Case No. 7049/00 Rada Electronic Industries Ltd. v. Nissenson.) in the amount of NIS 2.0 million (approximately $640,000) for the repayment of the loan granted by us to Mr. Nissenson that allegedly was forgiven by us in Mr. Nissenson's retirement agreement, as mentioned above. The hearings of both Mr. Nissenson's and our claims in the Regional Court for Labor Disputes were joined. Currently, all preliminary actions including pre-trial conferences, submission of sworn affidavits and discovery of documents have been completed and the matter has been assigned to a Judge who has to schedule the hearing of the joint claims.

      In November 2000, Mr. Nissenson filed a suit against us, Mr. Bodinger and Mr. Ronen Stein, our chief financial officer at the time, in the District Court of Tel Aviv (Civil Case 2882/00 Nissenson v. Rada Electronic Industries Ltd. and others), seeking damages in the amount of NIS 1.0 million (approximately $240,000) and alleging that the description of the claim filed against him and another former director in connection with the acquisition of our subsidiary Jetborne International, Ltd. included in our Annual Report on Form 20-F for the year ended December 31, 1999 contains defamatory allegations with respect to Mr. Nissenson. We believe that we and our officers have valid defenses against these claims. According to Israeli law, the usual award in defamatory claims is low and does not exceed NIS 500,000 (approximately $120,000).

      In May 2001, Mr. Nissenson filed a suit against us in the District Court of Tel Aviv (Civil Case 1715/01 H. Nissenson v. Rada Electronic Industries Ltd.) for damages allegedly suffered by him as a result the cancellation of an attachment imposed by us on his pension funds in connection with the previously mentioned Jetborne International litigation. The claim is for NIS 1.0 million (approximately $240,000). We are defending the suit vigorously and denied all of Mr. Nissenson's allegations. In June 2001, we filed a counter claim against Mr. Nissenson, his wife and another former director for damages caused to us as a result of transfers of funds to third parties which were made due to breaches by Mr. Nissenson and the other former director of their fiduciary duties toward us. In addition, we are seeking a declaratory judgment stating that Mrs. Nissenson is liable to us for the repayment of the loan provided to Mr. Nissenson, jointly with Mr. Nissenson. We are also seeking a declaration that the transfer of the title to Mr. Nissenson's house and another apartment to his wife without consideration in the beginning of 1997 are void and were made to avoid the repayment of outstanding loans to us.

      In June 1999, IIS Intelligent Information Systems Ltd. filed a complaint in the District Court of Tel Aviv against Vectronics, a former wholly owned subsidiary which we sold in June 1999, and AMI American Mycrosystems Inc., a U.S. corporation, (Civil Case 2446/99 IIS Intelligent Information Systems Ltd.
v. Vectronics Ltd. and others) asserting Vectronics breached an agreement between IIS, Vectronics and AMI to develop an electronic device for IIS, resulting in damages totaling $2.5 million. Pursuant to the agreement for the sale of Vectronics dated June 23, 1999, we agreed to indemnify the purchasers of Vectronics for any claim brought against Vectronics in connection with goods and services supplied by it prior to the date of the agreement, including the IIS claim. Currently, the Court had referred the matter to an alternative dispute resolution, or ADR process, and appointed Adv. Y. Alroy as mediator. Several mediation sessions have been held, and there are still further sessions to be held. At this stage it is not possible to predict whether a settlement will be reached as a result of this ADR process. We believe that Vectronics has a good defense against the claim and it will not have a material adverse effect on our financial position or results of operations.

      In January 2001, we filed a suit against our former controller, Mr. Mordechai Perera in the Regional Court for Labor Disputes in Tel Aviv (Case No. 1672/01 Rada Electronic Industries Ltd. v. Perera) in the amount of approximately $300,000 for the repayment of a loan provided to him by us. While Mr. Perera does not deny that he received such amount, he claims that it was promised to him on account of his compensation and was registered as a loan in the books of the company for tax purposes. He further claims that he was orally promised by Mr. Nissenson that such loan would later be forgiven. In March 2001, Mr. Perera filed a counter claim in the amount of approximately $575,000 for various payments to which he is allegedly entitled in connection with his employment and termination thereof by us, including bonus, severance payments, vacation redemption and overtime payments.

      In February 2001, we filed a suit against Mr. Eles Dubronsky, a former member of our board of directors, in the District Court of Tel Aviv (Civil Case 1158/01 Rada Electronic Industries Ltd. v. E. Dubronsky) in the amount of approximately $250,000. We maintain that Mr. Dubronsky is personally responsible for drafting and executing Mr. Nissenson's retirement agreement and that in such capacity he breached his fiduciary duties toward us and should the Labor Court decide that the retirement agreement is valid and enforceable against us, Mr. Dubronsky has to indemnify us for all the damages caused to us as a result of such Court decision.

      In May 2001, Mr. David Kenig, a former member of our board of directors, filed a claim against us in the District Court of Tel Aviv (Civil Case 1791/01 Kenig v. Rada Electronic

Industries Ltd.) seeking a declaration that he is entitled to receive options to purchase 600,000 of our ordinary shares under the same terms and conditions as those granted by us to other directors in 1999, and an injunction enforcing us to issue such options to him. Based on legal advice, we believe that the claim has no merits. In July 2001 we filed a counter-claim in the amount of NIS 5000,000. In the counter-claim we maintain that Mr. Kenig is personally responsible for executing Mr. Nissenson's retirement agreement and that in such capacity he breached his fiduciary and care duties towards us and should the Labor Court decide that the retirement agreement is valid and enforceable against us, then Mr. Kenig has to indemnify us for all the damages caused to us as a result of such Labor Court decision.

      We are involved in legal proceedings from time to time. Based on the advice of our legal counsel, management believes such other current proceedings will not have a material adverse effect on our financial position or results of operations.

Dividend Distribution

      We have never paid cash dividends to our shareholders. We intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future dividend policy will be determined by the board of directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the board of directors may deem relevant.

      According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years. In the event cash dividends are declared, such dividends will be paid in NIS.

B.    SIGNIFICANT CHANGES

      Since the date of the annual consolidated financial statements included in this annual report, no significant changes has occurred.

ITEM 9. THE OFFER AND LISTING
        ---------------------

A.    OFFER AND LISTING DETAILS

Annual Stock Information

      The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National
Market:

         Year                                    High *        Low *
         ----                                    ------        -----
         1998.......................             9.2187       2.3437
         1999.......................             4.7655       2.3437
         2000.......................            10.4687       1.7967
         2001.......................             2.577        1.48
         2002                                    1.8          0.54

----------
* All share prices reflect a one share for two and a half shares reverse stock split of our ordinary shares effected on April 4, 2001.

Quarterly Stock Information

      The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market:

      2001                                         High *          Low *
      ----                                         ------          -----
      First Quarter ................              $2.577         $2.032
      Second Quarter ...............               2.32           1.75
      Third Quarter ................               2.12           1.5
      Fourth Quarter ...............               1.8            1.48

      2002
      ----

      First Quarter ................              $1.8           $1.55
      Second Quarter ...............               1.63           0.6
      Third Quarter ................               0.72           0.6
      Fourth Quarter ...............               0.64           0.54

----------
* All share prices reflect a one share for two and a half shares reverse stock split of our ordinary shares effected on April 4, 2001.

Monthly Stock Information

      The following table sets forth, for each month in the last six months of 2002, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market:

      2002                                         High *          Low *
      ----                                         ------          -----
      July .........................              $0.65          $0.6
      August .......................               0.72           0.63
      September ....................               0.66           0.63
      October ......................               0.64           0.57
      November .....................               0.64           0.62
      December .....................               0.64           0.54

----------
* All share prices reflect a one share for two and a half shares reverse stock split of our ordinary shares effected on April 4, 2001.

B.    PLAN OF DISTRIBUTION

      Not applicable.

C.    MARKETS

      Our ordinary shares have traded on the Nasdaq National Market under the symbol RADIF since our initial public offering in 1985 until June 10, 2002 in which date the listing of our ordinary shares was transferred to the Nasdaq SmallCap Market.

D.    SELLING SHAREHOLDERS

      Not applicable.

E.    DILUTION

      Not applicable.

F.    EXPENSE OF THE ISSUE

      Not applicable.

ITEM 10. ADDITIONAL INFORMATION
         ----------------------

A.    SHARE CAPITAL

      Not applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

      We are registered with the Israeli Companies Registry and have been assigned company number 52-003532-3. Section 2 of our memorandum of association provides that we were established for the purpose of engaging in the business of providing services of planning, development, consultation and instruction in the electronics field. In addition, the purpose of our company is to perform various corporate activities permissible under Israeli law.

      On February 1, 2000, the Israeli Companies Law, 1999-5759, or the Companies Law, came into effect and superseded most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983, except for certain provisions which relate to liens, bankruptcy, dissolution and liquidation of companies. Under the Companies Law, various provisions, some of which are detailed below, overrule the current provisions of our articles of association.

The Powers of the Directors

      Under the provisions of the Israel Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See "Item 6A. Directors, Senior Management and Employees - Approval of Related Party Transactions Under Israeli Law."

      The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

      Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own shares in our company in order to qualify to serve as directors.

Rights Attached to Shares

      Our authorized share capital consists of 45,000,000 ordinary shares of a nominal value of NIS 0.005 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

      Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors. See "Item 8A. Financial Information - Consolidated and Other Financial Information - Dividend Distribution." If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

      Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

      An ordinary resolution, such as a resolution for the declaration of dividends, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting thereon. Under our articles of association, a special resolution, such as amending our memorandum of association or articles of association, approving any change in capitalization, winding-up, authorization of a class of shares with special rights, or other changes as specified in our articles of association, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting in person, by proxy or by written ballot, and voting thereon.

      Pursuant to our articles of association, our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. See "Item 6A. Directors, Senior Management and Employees - Election of Directors."

      Rights to share in the company's profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See "- Rights Attached to Shares - Dividend Rights."

      Rights to share in surplus in the event of liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

      Liability to capital calls by the company. Under our memorandum of association and the Companies Law, the liability of our shareholders is limited to the par value of the shares held by them.

      Limitations on any existing or prospective major shareholder. See Item 6A. "Directors and Senior Management - Approval of Related Party Transactions Under Israeli Law."

Changing Rights Attached to Shares

      According to our articles of association, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of 75% of the voting power participating in such meeting.

Annual and Extraordinary Meetings

      The board of directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 5% of our issued capital and at least 1% of the voting rights in our company. An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting.

      The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

Limitations on the Rights to Own Securities in Our Company

      Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

      The Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such board's confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Under the Companies Law, our articles of association are deemed to include a requirement that such merger be approved by an extraordinary resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Companies Law and regulations promulgated thereunder. See also "Item 6A. Directors, Senior Management and Employees - Directors and Senior Management - Approval of Related Party Transactions Under Israeli Law."

Disclosure of Shareholders Ownership

      The Israeli Securities Law and regulations promulgated thereunder do not require a company whose shares are publicly traded solely in a stock exchange outside of Israel, as in the case of our company, to disclose its share ownership.

Changes in Our Capital

      Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting in the general meeting.

C.    MATERIAL CONTRACTS

      None.

D.    EXCHANGE CONTROLS

      Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new "general permit" was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

            Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

E.    TAXATION

      The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us and our shareholders. The following also contains a discussion of Israeli government programs benefiting us. To the extent that the discussion is based on a new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Rate

      In general, Israeli companies are currently subject to Company Tax at the rate of 36% of taxable income. However, the effective tax rate payable by a company, which derives income from an "approved enterprise" (as further discussed below), may be considerably less. Subject to relevant tax treaties, dividends or interest received by an Israeli corporation from foreign subsidiaries are generally subject to tax regardless of its status as an approved enterprise.

Law for the Encouragement of Capital Investments, 1959

      Certain of our facilities have been granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law. The Investment Law provides that a capital investment in eligible facilities may, upon application to the Israel Investment Center, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise.

      Taxable income of a company derived from an approved enterprise is subject to Company Tax at the rate of 0% to 25% (rather than 36% as stated above) for the benefit period: a period of seven years commencing with the year in which the approved enterprise first generated taxable income (limited to twelve years from commencement of the operation of the approved enterprise or of production or fourteen years from the date of approval, whichever is earlier) and, under certain circumstances, where foreign shareholdings in our company exceed 25%, extending to a maximum of ten years from the commencement date. In the event a company is operating under more than one approval or that its capital investments are only partly approved, its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

      In addition, a company owning an approved enterprise approved after April 1, 1986 may elect (as we have) to forego certain Government grants extended to approved enterprises in return for an "alternative package" of tax benefits. Under the alternative package, a company's undistributed income derived from an approved enterprise will be exempt from Company Tax for a period of between two and ten years, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for the standard tax benefits under the Investment Law for the remainder of the benefit period.

      A company that has elected the alternative package and that subsequently pays a dividend out of income derived from the approved enterprise(s) during the tax exemption period will be subject to Company Tax in the year the dividend is distributed in respect of the amount distributed at the rate that would have been applicable had the company not elected the alternative package (generally 25%). The dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises (15% as compared to 25%), if the dividend is distributed during the tax exemption period or within a specified period thereafter. This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

      Subject to certain provisions concerning income subject to the alternative package, all dividends are considered to be attributable to the entire enterprise and the effective tax rate is the result of a weighted combination of the various applicable tax rates.

      The Investment Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. We have not utilized this benefit.

      Three expansion programs of our production facilities have been granted "approved enterprise" status under the Law. Income derived from such enterprises during a period of seven years from the year in which this enterprise first realizes taxable income (1990-1996 as it relates to us), is subject to Company Tax of 25%. The period of benefits for the first program terminated in 1991 and the benefits under the second program terminated in 1995. The period of benefits for the third program will terminate in 2006.

      The above tax benefits are conditioned upon fulfillment of the requirements stipulated by the Investment Law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event of our failure to comply with these conditions, the tax benefits could be canceled, in whole or in part, and we would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments.

Law for the Encouragement of Industry (Taxes), 1969

      We believe that we currently qualify as an "industrial company" within the meaning of the Law of the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"). According to the Industry Encouragement Law, an "industrial company" is a company resident in Israel, at least 90% of the income of which in any tax year, determined in Israeli currency (exclusive of income from defense loans, capital gains, interest and dividends) is derived from an "industrial enterprise" that it owns. An "industrial enterprise" is defined by that law as an enterprise whose major activity in a given tax year is industrial production activity.

      The following preferred Company Tax benefits are available to industrial companies such as ours:

            o Deduction of purchases of know-how and patents over eight years for tax purposes.

            o Deduction of expenses incurred in connection with a public share issuance over a three-year period.

            o     Accelerated depreciation rates on equipment and buildings.

            o A right to file, under certain conditions, consolidated tax returns with related Israeli industrial companies.

      Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure you that we will continue to qualify as an "industrial company" or that the benefits described above will be available in the future.

Taxation under Inflationary Conditions

      The Income Tax Law (Inflationary Adjustments), 1985, or the Adjustment for Inflation Law represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Generally, the Adjustment for Inflation Law was designed to neutralize for Israeli tax purposes the erosion of capital investments in businesses and to prevent unintended tax benefits resulting from the deduction of inflationary financing expenses. The Adjustment for Inflation Law applies a supplementary set of inflationary adjustments to a normal taxable profit computed according to regular historical cost principles.

      The Adjustment for Inflation Law introduced a special adjustment for the preservation of equity for the tax purpose based on changes in the Israeli consumer price index, whereby corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets. Where the shareholders' equity, as defined in the Adjustment for Inflation Law, exceeds the depreciated costs of fixed assets, a corporate tax deduction which takes into account the effect of inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on an inflation-linked basis with no ceiling). If the depreciated costs of fixed assets exceeds shareholders' equity, then such excess multiplied by the annual rate of inflation is added to taxable income.

      In addition, subject to certain limitations, depreciation on fixed assets and loss carry forwards are adjusted for inflation based on changes in the Israeli consumer price index. The net effect of the Adjustment for Inflation Law on us might be that our taxable income, as determined for Israeli Company Tax purposes, will be different from our U.S. dollar income, as reflected in our financial statements, due to the difference between the annual changes in the consumer price index and in the NIS exchange rate with respect to the U.S. dollar, causing changes in the actual tax rate.

Law for the Encouragement of Industrial Research and Development, 1984

      Under the Law for the Encouragement of Industrial Research and Development, 1984, or the Research Law, and the Instructions of the director general of the Ministry of Industry and Trade, research and development programs and the plans for the intermediate stage between research and development and manufacturing and sales, approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project's expenditure if they meet certain criteria. These grants are issued in return for the payment of royalties from the sale of the product developed in accordance with the program as follows: 3% of revenues during the first three years, 4% of revenues during the following three years, and 5% of revenues in the seventh year and thereafter, with the total royalties not to exceed 100% of the dollar value of the Office of the Chief Scientist grant (or in some cases up to 300%). Following the full payment of such royalties, there is no further liability for payment.

      The Israeli government requires that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted. Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies.

      In order to meet certain conditions in connection with the grants and programs of the Office of the Chief Scientist, we have made some representations to the Israeli government about our future plans for our Israeli operations. From time to time the extent of our Israeli operations has differed and may in the future differ, from our representations. If, after receiving grants under certain of such programs, we fail to meet certain conditions to those benefits or if there is any material deviation from the representations made by us to the Israeli government, we could be required to refund to the State of Israel tax or other benefits previously received (including interest and consumer price index linkage difference) and would likely be denied receipt of such grants or benefits, and participation of such programs, thereafter.

Taxation of Non-Residents

      The State of Israel imposes income tax on non-residents of Israel on income accrued or derived from sources in Israel or received in Israel by non-residents. The sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. We are required to withhold income tax at the rate of 25%, or 15% for dividends of income generated by an approved enterprise, on all distributions of dividends other than bonus shares (stock dividends), unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, or the Israeli-U.S. Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%.

      Israel law imposes a capital gains tax on the sale of securities and other capital assets. Under current law, however, sales of our ordinary shares are exempt from Israeli capital gains tax for so long as the shares are quoted on Nasdaq or listed on a stock exchange recognized by the Israeli Ministry of Finance, provided that we continue to qualify as an "industrial company" or "industrial holding company." See - "Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969." Furthermore, under the Israeli-U.S. Treaty, a holder of ordinary shares who is a U.S. resident will generally be exempted from Israeli capital gain tax on the sale of ordinary shares unless such holder owned, directly or indirectly, 10% or more of our voting power at any time during the 12-month period before the sale.

      A non-resident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempted from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel.

      Israel presently has no estate or gift tax.

Reform of Income Taxes in Israel

      On July 24, 2002, Amendment 132 to the Israeli Tax Ordinance (the"Amendment") was approved by the Israeli parliament and came into effect on January 1, 2003. The principal objectives of the amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees' income.

      The material consequences of the amendment applicable to our company include, among other things, imposing a tax upon all income of Israeli residents, individual s and corporations, regardless of the territorial source of the income and certain modifications in the qualified taxation tracks of employee stock options. In addition, a foreign tax credit was introduced, allowing us to credit the income tax paid by our subsidiaries abroad against our tax liabilities on dividends paid to us by such subsidiaries

Taxation of U.S. Holders

      The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions and the U.S.-Israel Tax Treaty in effect as of the date of this annual report, all of which are subject to change at any time, possibly with retroactive effect. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

            o     broker-dealers,

            o     financial institutions,

            o     certain insurance companies,

            o     investors liable for alternative minimum tax,

            o     tax-exempt organizations,

            o non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

            o persons who hold the ordinary shares through partnerships or other pass-through entities,

            o investors that actually or constructively own 10 percent or more of our voting shares, and

            o investors holding ordinary shares as part of a straddle or a hedging or conversion transaction.

      This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

      You are urged to consult your tax advisors regarding the foreign and United States Federal, state and local tax considerations of an investment in ordinary shares.

      For purposes of this summary, a U.S. Holder is:

            o an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

            o a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

            o an estate whose income is subject to U.S. federal income tax regardless of its source; or

            o a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

      The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income (see "-New Tax Law Applicable to Dividends and Long-Term Capital Gain," below). Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as capital gain. See "--Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations. Dividends generally will be includible as income on the day that you receive the distribution.

      Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are included in your income. If you convert dividends paid in NIS into U.S. dollars on the day that you include the dividends in your income, you generally should not be required to recognize foreign currency gain or loss with respect to such conversion. Any gain or loss resulting from a subsequent exchange of such NIS will be treated as ordinary income or loss.

      Subject to certain conditions and limitations, you may elect to claim a credit against U.S. federal income tax liability for Israeli tax withheld from dividends received in respect of the ordinary shares. Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit. Alternatively, you may elect to claim a U.S. tax deduction, instead of a foreign tax credit, for such Israeli tax, but only for a year in which you elect to do so with respect to all foreign income taxes.

Disposition of Ordinary Shares

      If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses, will generally be allocated against U.S. source income.

New Tax Law Applicable to Dividends and Long-Term Capital Gain

      Under recently enacted tax legislation, dividends received by individual U.S. Holders from certain foreign corporations, and long-term capital gain realized by individual U.S. Holders, generally are subject to a reduced maximum tax rate of 15 percent through December 31, 2008. Dividends received with respect to ordinary shares should qualify for the 15% percent rate. The reduced rate on capital gains applies to sales and exchanges on or after May 6, 2003 and the reduced rates on dividend income to dividends received after December 31, 2002. The rate reduction does not apply to dividends received in respect of certain short-term or hedged positions in the common stock or in certain other situations. The legislation contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the rate reduction. U.S. Holders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Passive Foreign Investment Companies

      For U.S. federal income tax purposes, we will be considered a passive foreign investment company ("PFIC") for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

      Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

      If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund" (a "QEF election") or to "mark-to-market" your ordinary shares, as described below,

            o you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares;

            o the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year;

            o gain recognized upon the disposition of ordinary shares would be taxable as ordinary income; and

            o you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

      If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you. You would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements.

      Alternatively, if you elect to "mark-to-market" your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

Foreign Personal Holding Company

      We believe that we are not a foreign personal holding company (an "FPHC") and anticipate that we will not become an FPHC in the foreseeable future. We would be classified as an FPHC for United States federal income tax purposes if:

            o at any time during the taxable year, five or fewer individuals who are United States citizens or residents are treated as owning more than 50% of the voting power or value of our stock (the "FPHC Ownership Test"); and

            o at least 60% of our gross income for the taxable year is "foreign personal holding company income" (the "FPHC Income Test").

      If we are classified as an FPHC for any taxable year, each U.S. Holder generally must include in gross income a constructive dividend equal to such holder's share of our adjusted taxable income for that year, whether or not we make a distribution on the ordinary shares. In addition, an individual U.S. Holder who acquires ordinary shares from a decedent would be denied a step up of tax basis in such ordinary shares to fair market value on the decedent's date of death, which otherwise may have been available.

      We do not believe that we are, nor do we anticipate becoming, a FPHC. However, we cannot provide you any assurance that we will not become an FPHC in the future.

Backup Withholding and Information Reporting

      Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

      Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

      Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

Personal Holding Company Tax

      We believe that we are not a personal holding company (a "PHC") and anticipate that we will not become a PHC in the foreseeable future. We would be classified as a PHC for United States federal income tax purposes if:

            o at any time during the last half of our taxable year, five or fewer individuals are treated as owning more than 50% of the voting power or value of our stock (the "PHC Ownership Test"); and

            o at least 60% of our adjusted ordinary gross income for the taxable year is "personal holding company income" (the "PHC Income Test").

      If we are classified as a PHC, we would be subject to United States personal holding company tax, in addition to regular tax, at a current rate of 39.6% on our undistributed personal holding company income for the taxable year. As a foreign corporation, our undistributed personal holding company income, which would be subject to the PHC tax, is determined with reference only to United States source income and income effectively connected with a United States trade or business.

      At present, five or fewer individuals beneficially own more than 50% of our stock. In addition, five or fewer individuals may continue to beneficially own more than 50% of our stock. Accordingly, we may satisfy the PHC Ownership Test. However, we do not believe that we will qualify as a PHC in the foreseeable future because, based on our actual and projected income and business operations, we do not expect to satisfy the PHC Income Test. However, we cannot provide any assurance that we will not become a PHC in the future.

F.    DIVIDEND AND PAYING AGENTS

      Not applicable.

G.    STATEMENT BY EXPERTS

      Not applicable.

H.    DOCUMENTS ON DISPLAY

      We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

      As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in
Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm, and we intend to file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

      This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.rada.com. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-30198.

      The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at 7 Giborei Israel Street, Netanya 42504, Israel.

I.    SUBSIDIARY INFORMATION

      Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS
         ----------------------------------------------------------

Interest Rate Risk

      We currently do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk. We pay interest on our credit facilities and short-term loans based on LIBOR, for dollar-denominated loans, and Israeli prime or adjustment differences to the Israeli consumer price index, for some of our NIS-denominated loans. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under this facility. However, we expect our exposure to market risk from changes in interest rates to be minimal and not material. Therefore, no quantitative tabular disclosures are required.

      A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the U.S. dollar). As of December 31, 2002, we had liabilities payable in NIS which are not linked to the U.S. dollar in the amount of $3.1 million and cash and receivables in the amount of $670,000 denominated in NIS. Accordingly, an increase of 1% of the NIS against the dollar would increase our financing expenses by approximately $24,000. A devaluation of 1% of the NIS against the dollar would decrease our financing expenses by the same amount. However, the amount of liabilities payable and/or cash and receivables in NIS is likely to change from time to time.

      Because exchange rates between the NIS and the U.S. dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in continuing operations.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
            ------------------------------------------------------

            Not applicable.

                                      PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
            -----------------------------------------------

            None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
            -------------------------------------------------------------------

            None.

ITEM 15.    CONTROLS AND PROCEDURES
            -----------------------

      Within the 90 days prior to the date of the filing of this annual report, we carried out an evaluation, under the supervision and with the participation of our senior management, including Chief Executive Officer Adar Azancot and Chief Financial Officer Guy Shelly, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13(a)-14(c) of the Securities Exchange Act of 1934. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F filed with the SEC is recorded, processed, summarized and reported timely. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us required to be included in the our periodic SEC filings.

      There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

ITEM 16.    Reserved.
            ---------

                                    PART III

ITEM 17.    FINANCIAL STATEMENTS
            --------------------

            Not applicable.

ITEM 18.    FINANCIAL STATEMENTS
            --------------------

    Consolidated Financial Statements

      Index To Financial Statements........................................F-1

      Reports of Independent Auditors......................................F-2

      Consolidated Balance Sheets..........................................F-4

      Consolidated Statements of Operations................................F-5

      Statements of Changes in Shareholders' Equity (Deficit)..............F-6

      Consolidated Statements of Cash Flows................................F-7

      Notes to  Consolidated Financial Statements..........................F-9

ITEM 19.    EXHIBITS
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

      10.1*       1993 Employee Stock Option Plan, as amended

      10.2*       1994 Employee Stock Option Plan, as amended

      10.3*       1996 Employee Stock Option Plan, as amended

      10.4*       1999 Employee Stock Option Plan, as amended

      10.5        2003 Employee Stock Option Plan, as amended

      10.6*       Form of warrants to directors

      10.7* Loan Agreement dated June 3, 2001 between the Registrant and Mr. Howard Yeung

      10.8* Deed of Termination of Joint Venture Agreement dated June 3, 2001, effective as of January 1, 2000 and Agreement for the acquisition of part of the issued share capital of New Reef Holding Ltd. dated June 3, 2001, effective as of January 1, 2000

      10.9** Letter Agreement dated May 15, 2002 between the Registrant and the authorized representative of Howard P.L. Yeung re Conversion of Outstanding Loans into Ordinary Shares and Warrants

      10.10** Letter Agreements dated May 15, 2002 between the Registrant and the Investors re Private Placement of Ordinary Shares and Warrants

      10.11 Settlement Agreement dated June 23 2003 between the Registrant and Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M.

      21          List of Subsidiaries of the Registrant

      23.1        Consent of Kost Forer & Gabbay, Certified Public Accountants
                  (Israel)

      99.1 Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      99.2 Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      99.3        Certification by Chief Executive Officer Pursuant to 18 U.S.C.
                  Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      99.4        Certification by Chief Financial Officer Pursuant to 18 U.S.C.
                  Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

----------
* Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

** Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.

--------------------------------------------------------------------------------
             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------

            CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
                                  IN US DOLLARS

                                  CONTENTS

                                                                        Page
                                                                        ----

Reports of Independent Auditors                                      F-2 - F-3

Consolidated Balance Sheets                                             F-4

Consolidated Statements of Operations                                   F-5

Statements of Changes in Shareholders' Equity                           F-6

Consolidated Statements of Cash Flows                                F-7 - F-8

Notes to the Consolidated Financial Statements                       F-9 - F-38

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
RADA ELECTRONIC INDUSTRIES LIMITED
----------------------------------

We have audited the accompanying consolidated balance sheets of Rada Electronic Industries Limited and its subsidiaries (the "Company") as of December 31, 2002 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

The financial statements of Rada Electronic Industries Ltd. As of December 31, 2001 and for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated April 28, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002, and the results of their operations and cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.


                                        /s/ Luboshitz Kasierer
                                          Luboshitz Kasierer
                          An affiliate member of Ernst & Young International

Tel-Aviv, Israel
June 23, 2003

This is a copy of the previously issued Independent Public Accountants' report of Arthur Andersen. The report has not been reissued by Arthur Andersen.

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
RADA ELECTRONIC INDUSTRIES LIMITED
----------------------------------

We have audited the accompanying consolidated balance sheets of Rada Electronic Industries Limited and its subsidiaries (the "Company") as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.


                                                /s/ Luboshitz Kasierer

                                                Luboshitz Kasierer
                                                  Arthur Andersen

Tel-Aviv, Israel
April 28, 2002

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
          In thousands of U.S. dollars, except share and per share data

                                                                                         December 31,
                                                                                ---------------------------
                                                                  Note            2002               2001
                                                                 ------         --------           --------
Current assets
  Cash and cash equivalents                                                     $    570           $     74
  Trade receivables (net of allowance for doubtful
    accounts of $214 and $189 as of December 31, 2002
    and 2001, respectively)                                                        1,832                817
  Other receivables and prepaid expenses                                              93                 67
  Costs and estimated earnings in excess of billings on
    uncompleted contracts                                          (3)                --                109
  Inventories                                                      (4)             1,077              1,616
                                                                                --------           --------
       Total current assets                                                        3,572              2,683
                                                                                --------           --------

  Long-term receivables and deposits
    Long-term receivables                                          (5)               893              1,163
    Leasing deposits                                                                  70                 --
    Severance pay funds                                                            1,334              1,351
                                                                                --------           --------
                                                                                   2,297              2,514
                                                                                --------           --------

Property and equipment, net                                        (6)
  Cost                                                                            16,456             19,037
  Less - accumulated depreciation                                                 10,845             12,010
                                                                                --------           --------
       Total property and equipment, net                                           5,611              7,027
                                                                                --------           --------

Intangible assets, net                                             (7)             3,127              4,108
                                                                                --------           --------
       Total assets                                                             $ 14,607           $ 16,332
                                                                                ========           ========

Current liabilities
  Short-term bank credits and loans                                (8)          $  5,697           $  5,920
  Trade payables                                                                     635                797
  Other payables and accrued expenses                              (9)             2,949              2,825
  Deferred revenues                                                                1,771              2,363
  Billings in excess of costs and estimated earnings on
    uncompleted contracts                                          (3)               575                224
                                                                                --------           --------
         Total current liabilities                                                11,627             12,129
                                                                                --------           --------

Long-term liabilities
  Accrued severance pay                                                            2,043              1,784
  Loan due to a related party                                      (14)               --              1,061
                                                                                --------           --------
                                                                                   2,043              2,845
                                                                                --------           --------

Contingencies, commitments and liens                               (10)

Minority interests                                                                   452                658
                                                                                --------           --------

Shareholders' equity                                               (11)
  Share capital
    Ordinary shares of NIS 0.005 par value:
      Authorized - 45,000,000 and 26,000,000
      shares as of December 31, 2002 and 2001,
      respectively; Issued and outstanding - 18,510,716 and
      13,816,839 shares as of December 31, 2002 and 2001,
      respectively                                                                   108                103
  Additional paid-in capital                                                      58,785             56,646
  Warrants                                                                           124                 --
  Accumulated deficit                                                            (58,532)           (56,049)
                                                                                --------           --------
         Total shareholders' equity                                                  485                700
                                                                                --------           --------
         Total liabilities and shareholders' equity                             $ 14,607           $ 16,332
                                                                                ========           ========

              The accompanying notes are an integral part of these
                        consolidated financial statements

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               In thousands of U.S. dollars, except per share data

                                                                              Year ended
                                                                             December 31,
                                                               ----------------------------------------
                                                   Note          2002            2001            2000
                                                ---------      --------        --------        --------
Revenues
  Products                                        (14,15)      $  6,773        $  5,883        $  2,583
  Services                                                        3,626           2,459           1,233
                                                               --------        --------        --------
                                                                 10,399           8,342           3,816
                                                               --------        --------        --------

Cost of revenues                                   (14)
  Products                                                        6,685           6,079           4,071
  Services                                                        2,538           1,337           1,236
                                                               --------        --------        --------
                                                                  9,223           7,416           5,307
                                                               --------        --------        --------
       Gross profit (loss)                                        1,176             926          (1,491)
                                                               --------        --------        --------

Operating expenses
  Research and development expenses                                 122             534             730
  Marketing, selling, general and
    administrative expenses                                       3,089           3,617           3,612
                                                               --------        --------        --------
       Total operating expenses                                   3,211           4,151           4,342
                                                               --------        --------        --------

       Operating loss                                            (2,035)         (3,225)         (5,833)
Financing expenses, net                          (13A,14)          (364)           (210)           (861)
Other income (expenses), net                       (13B)           (290)            (30)            563
                                                               --------        --------        --------
                                                                 (2,689)         (3,465)         (6,131)

Minority interest in losses of subsidiaries                         206              96              32
                                                               --------        --------        --------
       Net loss                                                $ (2,483)       $ (3,369)       $ (6,099)
                                                               ========        ========        ========

Basic and diluted net loss per share                           $  (0.15)       $  (0.24)       $  (0.46)
                                                               ========        ========        ========

Weighted average number of Ordinary
  shares used in computing basic and diluted
  net loss per share (in thousands)                              16,555          13,817          13,305
                                                               ========        ========        ========

              The accompanying notes are an integral part of these
                        consolidated financial statements

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 In thousands of U.S. dollars, except share data

                                       Number of            Additional            Receivable  Receipt on                  Total
                                       Ordinary    Share     paid-in              on account  account of  Accumulated  shareholders'
                                        shares    capital    capital    Warrants  of shares     shares      deficit       equity
                                      ----------  --------  ---------   --------  ----------  ----------  -----------  -------------
Balance at January 1, 2000            12,197,358  $    101   $ 50,449   $     --   $    240    $    120     $(46,581)    $  4,329

Issuance of Ordinary shares (*)        1,458,372         2      5,125         --         --        (120)          --        5,007

Amount received on account of
  shares                                      --        --        240         --       (240)         --           --           --

Conversion of shareholder loan to
  Ordinary shares                          7,292      (**)         28         --         --          --           --           28

Issuance of Ordinary shares in
  connection with settlement of debt     153,817      (**)        804         --         --          --           --          804

Net loss                                      --        --         --         --         --          --       (6,099)      (6,099)
                                      ----------  --------   --------   --------   --------    --------     --------     --------
Balance at December 31, 2000          13,816,839       103     56,646         --         --          --      (52,680)       4,069

Net loss                                      --        --         --         --         --          --       (3,369)      (3,369)
                                      ----------  --------   --------   --------   --------    --------     --------     --------
Balance at December 31, 2001          13,816,839       103     56,646         --         --                  (56,049)         700

Issuance of Ordinary shares and
  warrants, net (*)                    1,938,775         2        792         41         --          --           --          835

Conversion of loan to Ordinary
  shares and warrants                  2,755,102         3      1,347         83         --          --           --        1,433

Net loss                                      --        --         --         --         --          --       (2,483)      (2,483)
                                      ----------  --------   --------   --------   --------    --------     --------     --------
Balance at December 31, 2002          18,510,716  $    108   $ 58,785   $    124   $     --    $     --     $(58,532)    $    485
                                      ==========  ========   ========   ========   ========    ========     ========     ========

      (*) Net of issuance expenses of approximately $115 and $60 in the years 2002 and 2000, respectively.

      (**)  Represents an amount less than $1.

              The accompanying notes are an integral part of these
                        consolidated financial statements

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          In thousands of U.S. dollars

                                                                                 For the year ended
                                                                                    December 31,
                                                                        -----------------------------------
                                                                          2002          2001          2000
                                                                        -------       -------       -------
CASH FLOW FROM OPERATING ACTIVITIES
  Net loss                                                              $(2,483)      $(3,369)      $(6,099)
   Adjustments required to reconcile net loss to net cash used in
     operating activities (See Appendix A)                                2,058         2,468         1,951
                                                                        -------       -------       -------
                  Net cash used in operating activities                    (425)         (901)       (4,148)
                                                                        -------       -------       -------

CASH FLOW FROM INVESTING ACTIVITIES
  Purchase of property and equipment                                        (85)         (236)       (1,020)
  Proceeds from sale of property and equipment                               94            --            --
  Capitalization of software development costs                               --          (104)         (243)
  Grant of loans to employees                                                --            (9)           --
  Repayment of loans granted to employees                                    20            --            --
  Sale of a consolidated subsidiary, net of cash in the subsidiary
    (See Appendix B)                                                         --           (14)           --
  Payment of leasing deposits                                               (70)           --            --
                                                                        -------       -------       -------
                  Net cash used in investing activities                     (41)         (363)       (1,263)
                                                                        -------       -------       -------

CASH FLOW FROM FINANCING ACTIVITIES
  Proceeds from issuance of shares, net                                     835            --         5,007
  Increase (decrease) in short-term bank credits and loans, net            (223)          361           377
  Proceeds from issuance of loan to a related party                         550         1,000            15
  Repayment of loan to a related party                                     (200)          (43)         (146)
                                                                        -------       -------       -------
            Net cash provided by financing activities                       962         1,318         5,253
                                                                        -------       -------       -------

INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                          496            54          (158)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF
  THE YEAR                                                                   74            20           178
                                                                        -------       -------       -------
CASH AND CASH EQUIVALENTS AT THE END OF THE
  YEAR                                                                  $   570       $    74       $    20
                                                                        =======       =======       =======

Non-cash transactions:

  Conversion of shareholder loan to Ordinary shares and warrants        $ 1,350       $    --       $    28
                                                                        =======       =======       =======
  Ordinary shares issued in connection with settlement of debt          $    --       $    --       $   804
                                                                        =======       =======       =======

Supplement disclosures of cash flow activities -
  Net cash paid during the year for:
    Income taxes                                                        $     7       $    13       $    69
                                                                        =======       =======       =======
    Interest                                                            $   326       $   525       $   520
                                                                        =======       =======       =======

              The accompanying notes are an integral part of these
                        consolidated financial statements

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

                          In thousands of U.S. dollars

                                                                                  December 31,
                                                                      -----------------------------------
                                                                        2002          2001          2000
                                                                      -------       -------       -------
Appendix A -
Adjustments required to reconcile net loss to net cash
  used in operating activities:
   Depreciation and amortization                                      $ 2,388       $ 1,961       $ 2,167
   Provision of long term receivable                                      290            --            --
   Loss on sale of a consolidated subsidiary                               --            30            --
   Minority interest in losses of subsidiaries                           (206)          (96)          (32)
   Increase (decrease) in accrued severance pay, net                      276            --          (172)
   Accrued interest and exchange differences on long-term
     receivables                                                          (40)           47           (56)
   Others                                                                  --            61            29
   Decrease (increase) in trade receivables, net                       (1,015)           21           693
   Decrease (increase) in other receivables and prepaid expenses          (26)          559           236
   Decrease (increase) in inventories                                     539             7          (358)
   Decrease in costs and estimated earnings in excess of
     billings, net                                                        460           181           560
   Decrease in trade payables                                            (162)         (159)         (684)
   Increase (decrease) in other payables and accrued expenses              63           (99)       (1,591)
   Increase (decrease) in deferred revenues                              (592)          (45)        1,159
   Loss on extinguishment of loan                                          83            --            --
                                                                      -------       -------       -------
                                                                      $ 2,058       $ 2,468       $ 1,951
                                                                      =======       =======       =======

                                                                                  December 31,
                                                                                      2001
                                                                                  ------------
Appendix B - Sale of a consolidated subsidiary (Jetborne)
   Working capital (excluding cash and cash equivalents)                            $    69
   Property and equipment                                                                 2
   Long-term assets                                                                     238
   Minority interest                                                                     (3)
   Loss on realization                                                                  (30)
   Long-term receivable                                                                (290)
                                                                                    -------
                                                                                    $   (14)
                                                                                    =======

              The accompanying notes are an integral part of these
                       consolidated financial statements

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          In thousands of U.S. dollars, except share and per share data

Note 1 -    GENERAL

            A. RADA Electronic Industries Limited, an Israeli corporation (the "Company") is engaged in the development, manufacturing and sale of Automated Test Equipment ("ATE") products, avionics equipment and aviation data acquisition and debriefing systems.

            B. As reflected in the consolidated financial statements, as of December 31, 2002, the Company had an accumulated deficit of $58,532 and a working capital deficiency of $8,055. Subsequent to balance sheet date, the Company signed an agreement with its banks, whereby $1,100 of its outstanding debt will be repaid, $1,100 of its debt will be forgiven by the banks and $1,251 of the debt will be converted into warrants of the Company having an exercise price of par, exercisable after 18 months. In addition, the banks will grant the Company an additional line of credit in the amount of $500. Management believes that the agreement discussed above and the expected cash flows from operations will enable the Company to finance its operations and repay its debt at least through December 31, 2003.

            C. The Company operates a test and repair shop using its ATE products in Beijing, China through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS"). CACS was established with a third party, which owns the remaining 20% equity interest.

            D. The Company sold aircraft spare parts through Jetborne International, Inc. ("Jetborne"), which was 75% owned by the Company until December 31, 2001. Jetborne historically purchased inventory in bulk, mainly at auctions, and sold the spare parts over long periods of time through a computerized communication system through which sales and purchases of airplanes spare parts are effected. In March 2002, the Company sold its 75% equity interest in Jetborne in consideration for one dollar and recorded a loss of $30. The Company did not consolidate the assets and liabilities of Jetborne in the December 31, 2001 balance sheet, as the Company did not have control over Jetborne on December 31, 2001 and none of its directors or representatives had functioned as directors or managers of Jetborne. Jetborne's results of operations for the year ended December 31, 2001 are included in the consolidated statement of operations (see Note 5).

            E.    As for major customers - see Note 15.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

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

            B.    FINANCIAL STATEMENTS IN U.S. DOLLARS

                  The consolidated financial statements have been prepared in U.S. dollars as Company's management believes that the currency of the primary economic environment in which the operations of the Company and its subsidiaries (the "Group") are conducted is the U.S. dollar. Most of the Group's sales are made outside Israel in U.S. dollars, and the Company finances its activities through capital issuances and bank loans, mainly denominated in U.S. dollars. Thus, the functional and reporting currency of the Group is the U.S. dollar.

                  Transactions and balances denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" ("SFAS No. 52"). Accordingly, items have been remeasured as follows:

                  - Monetary items - at the exchange rate in effect on the balance sheet date.

                  -     Nonmonetary items - at historical exchange rates.

                  - Revenues and expense items - at the exchange rates in effect as of the date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 2 -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            B.    FINANCIAL STATEMENTS IN U.S. DOLLARS (Cont.)

                  All exchange gains and losses from the remeasurement mentioned above are reflected in financing expenses, net in the statement of operations. The representative rate of exchange at December 31, 2002 was U.S.$1.00 = NIS 4.737; and at December 31, 2001 and 2000 U.S.$1.00 = NIS 4.416 and NIS
                  4.041, respectively.

            C.    BASIS OF CONSOLIDATION

                  The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. The Company consolidates the financial statements of all subsidiaries with greater than 50% ownership and control. The only active, major subsidiary is CACS. Intercompany balances and transactions have been eliminated in consolidation.

            D.    CASH EQUIVALENTS

                  All highly liquid investments that are readily convertible to cash and are not restricted as to withdraw or use with an, original maturity of three months or less are considered cash equivalents.

            E.    ALLOWANCE FOR DOUBTFUL ACCOUNTS

                  The allowance is determined based upon management's evaluation of receivables doubtful of collection on a specific identification basis.

            F.    INVENTORIES

                  Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, and for market prices lower than cost. As for write-offs included in these financial statements, see Note 4.

                  Cost is determined as follows:

                  Raw materials and components- using "the first-in, first-out" cost method.

                  Work-in-process - represents the cost of manufacturing with the addition of allocable indirect manufacturing costs.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 2 -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            F.    INVENTORIES (Cont.)

                  Costs of work in process is determined as follows: raw materials - as mentioned above and manufacturing costs on an average basis.

                  Amounts related to long-term contracts as determined by the percentage of completion method of accounting are recorded as "Costs and estimated earnings in excess of billings."

            G.    INTANGIBLE ASSETS

                  Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (five to twenty years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. As for impairments included in these financial statements, see Note 7.

            H.    PROPERTY AND EQUIPMENT

                  Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are as follows:

                                                                   %
                                                                -------
                  Buildings                                     2.5 - 4
                  Machinery and equipment                       10 - 33
                  Office furniture and equipment                 6 - 33
                  Motor vehicles                                15 - 20

                  Leasehold improvements are amortized over the shorter of the estimated useful life or the lease period.

                  Assets, in respect of which investment grants have been received, are presented at cost less the related grant amount. Depreciation is based on net cost.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 2 -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            I.    IMPAIRMENT OF LONG LIVED ASSETS

                  The Company and its subsidiary's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. As for write-offs included in these financial statements, see Note 6.

            J.    RESEARCH AND DEVELOPMENT COSTS

                  Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," ("SFAS No. 86") requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model.

                  Research and development costs incurred in the process of developing product masters, product enhancements and the Company's Aircraft Test Systems Programs Sets ("TPS") software library, integrated with the Company's test station, are generally charged to expenses as incurred, net of participations.

                  Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release, have been capitalized.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 2 -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            K.    INCOME TAXES

                  The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary to reduce deferred tax assets to their estimated realizable value.

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

                  Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2002, 2001 and 2000 amounted to $541, $194 and $29, respectively.

            M.    FAIR VALUE OF FINANCIAL INSTRUMENTS

                  The carrying amount of cash and cash equivalents, trade receivables, short-term bank credits and loans and trade payables approximate their fair value due to the short term maturity of these instruments.

                  The carrying amount of long term receivables also approximate their fair value as they bear interest at approximate market rates.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 2 -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            N.    CONCENTRATION OF CREDIT RISK

                  Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, long-term deposits, trade receivables and long-term receivables.

                  Cash and cash equivalents are mainly held in U.S. dollars with major banks in Israel. Management believes that the financial institutions that hold the Group's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

                  The Company's trade receivables are derived from sales to large and solid organizations located mainly in the United States, Europe and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to these amounts that the Company has determined to be doubtful of collection.

                  The Company granted in prior years loans to its former CEO and former officer amounting to approximately $890 as of December 31, 2002 and 2001. These loans are unsecured and the Company is currently in litigation with its former CEO and former officer regarding the above loans. If not paid, the Company will incur a loss equal to the amount of the loans.

                  The Company has no off-balance sheet credit risks.

            O.    WARRANTY

                  In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the liability from these warranties is immaterial at balance sheet date.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 2 -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            P.    SHARE BASED COMPENSATION

                  The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25 - "Accounting for Stock Based Compensation" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44"). According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any of the quoted market price of the share at the date of grant of the award over the exercise price. The Company provides the disclosures required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") and FAS No. 148 "Accounting for Stock-Based Compensation - Transition and disclosure" ("SFAS 148").

                  SFAS 148 requires proforma information regarding employee share based compensation cost, net loss and basic and diluted net loss per share as if the Company had accounted for its employee share options under the fair value method of FAS 123.

                  The fair value for these options was estimated at the date of grant, using the Black and Scholes Option Valuation Model, with the following weighted-average assumptions for each of the three years in the period ended December 31, 2002: (1) expected life of option of two years; (2) dividend yield of 0%; (3) expected volatility of 24%; and (4) risk-free interest rate of 2% (5% -2001 and 2000). The compensation expense is amortized over the vesting period of the options.

                  If deferred compensation had been determined under the above mentioned fair value method, the effect on the Company's share based compensation cost, net loss and net loss per share would have been immaterial for all the reported periods.

                  The Company accounts for shares issued to non-employees in accordance with SFAS No. 123.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 2 -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            Q.    REVENUE RECOGNITION

                  The Group generates revenues mainly from the sale of products, and from long-term fixed price contracts for ATE, avionics and ground debriefing systems. In addition, the Group leases ATE and provides manufacturing, development and product support services.

                  Product revenues:

                  Revenues from sales of products and aircraft spare parts are recognized in accordance with the guidance in Staff Accounting Bulletin No. 101 "Revenue Recognition" ("SAB No. 101"), according to which revenue is recognized when shipment has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation remains and collectibility is probable.

                  Revenues from long-term fixed price contracts are recognized in accordance with Statement of Position No. 81-1 "Accounting for Performance of Construction - Type and Certain Production
                  - Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method. The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. As of December 31, 2002, no such estimated losses were identified. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

                  Service revenues:

                  Revenues from services are recognized as the services are performed.

                  Revenue under operating leases of equipment are recognized ratably over the lease period, in accordance with Statement of Financial Accounting Standard No. 13 "Accounting for Leases" ("SFAS No. 13").

                  Deferred revenues include unearned amounts received under services contracts, and amounts received from customers but not yet recognized as revenues.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 2 -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            R.    BASIC AND DILUTED NET LOSS PER SHARE

                  Basic net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year. Options and warrants to purchase 13,718,037, 2,359,894 and 2,511,982 Ordinary shares have been excluded from the computation of diluted net loss per share for the years 2002, 2001 and 2000, respectively, because their effect is anti-dilutive for all periods presented.

            S.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

                  In June 2002, the FASB issues SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. The liability in respect of the above costs should be measured at fair value. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations or financial position.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 3 -    CONTRACTS IN PROGRESS

            Amounts included in the financial statements which relate to costs and estimated earnings in excess of billings on uncompleted contracts are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Summarized below are the components of the amounts:

            A. COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON UNCOMPLETED CONTRACTS

                                                              December 31,
                                                        ------------------------
                                                           2002           2001
                                                        ---------      ---------
                  Costs incurred on uncompleted
                    contracts                           $      --      $   1,425
                  Estimated earnings                           --          1,709
                                                        ---------      ---------
                                                                           3,134
                  Less - billings and
                    progress payments                          --          3,021
                  Less - estimated loss on contracts           --              4
                                                        ---------      ---------
                                                        $      --      $     109
                                                        =========      =========

            B. BILLINGS IN EXCESS OF COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

                  Costs incurred on uncompleted
                    contracts                           $   1,453      $     994
                  Estimated earnings                          756          1,090
                                                        ---------      ---------
                                                            2,209          2,084
                  Less - billings and progress
                    payments                                2,784          2,308
                                                        ---------      ---------
                                                        $     575      $     224
                                                        =========      =========

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 4 -    INVENTORIES
                                                                December 31,
                                                            --------------------
                                                              2002         2001
                                                            -------       ------
            Raw materials and components                    $   713       $1,199
               Work in process                                  364          417
                                                            -------       ------
                                                            $ 1,077       $1,616
                                                            =======       ======

            Write-down of inventories for the years ended December 31, 2002, 2001 and 2000 amounted to $623, $0 and $200 respectively. The above write-downs were made for excess and slow moving inventories and are included in cost of revenues.

Note 5 -    LONG-TERM RECEIVABLES

                                                                December 31,
                                                            --------------------
                                                              2002         2001
                                                            -------       ------
            Loan to former chief executive officer (1)      $   636       $  605
            Loan to a former officer (1)                        251          239
            Loan to Jetborne (2)                                290          290
            Loans to employees                                    6           29
                                                            -------       ------
                                                              1,183        1,163
            Less - allowance for doubtful account (2)          (290)          --
                                                            -------       ------
                                                            $   893       $1,163
                                                            =======       ======

            (1) The loans to the former officers are in NIS linked to the Israeli Consumer Price Index ("CPI") and bear interest of 4% per annum. The loans were granted from 1989 through 1997. The Company is currently in litigation with its former CEO and the former officer - see Note 10.

            (2) Loan to Jetborne - On December 31, 2001, the Company sold its 75% ownership in Jetborne in consideration for one dollar. Jetborne will repay the Company the outstanding loan and debt including accrued interest as of December 31, 2001 within ten years from the date of the agreement. In addition, Jetborne is committed to pay the Company royalties as a percentage of the gross revenues of Jetborne which derived from the inventory held by Jetborne as of December 31, 2001. It was agreed that the payments on account of the royalties will be deducted from the outstanding loan and debt. In any event, the loan should be repaid no later than the tenth anniversary of the agreement. As of December 31, 2001 and 2002, the outstanding loan and debt were presented at an estimated discounted fair value of $290. Due to doubt of collectibility, as of December 31, 2002, the Company recorded a provision for the entire amount of the outstanding loan (see Note 13B).

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 6 -    PROPERTY AND EQUIPMENT, NET

                                                                December 31,
                                                            --------------------
                                                              2002         2001
                                                            -------       ------
            COST
              Factory building                              $ 1,940       $1,940
              Other building                                  1,042        1,042
              Machinery and equipment                        12,996       14,990
              Motor vehicles                                     --          623
              Office furniture and equipment                    458          422
              Leasehold improvements                             20           20
                                                            -------       ------
              Total cost                                     16,456       19,037
                                                            -------       ------

            ACCUMULATED DEPRECIATION
              Factory building                                1,061        1,030
              Other building                                    130          104
              Machinery and equipment                         9,365       10,158
              Motor vehicles                                     --          483
              Office furniture and equipment                    278          231
              Leasehold improvements                             11            4
                                                            -------       ------
              Accumulated depreciation                       10,845       12,010
                                                            -------       ------

              Depreciated cost                              $ 5,611       $7,027
                                                            =======       ======

            The Company's factory building in Beit-Shean, Israel is located on land leased from the Israel Lands Administration until the year 2034.

            Depreciation expense was $918, $1,103 and $1,071 for the years ended December 31, 2002, 2001 and 2000, respectively. Write-down of property and equipment, which is not in use by the Company, was $490, $200 and $47 for the years ended December 31, 2002, 2001 and 2000, respectively. The write-downs were included in cost of revenues.

            In 2002, the Company sold all of its motor vehicles and entered into an operating leasing agreement for replacement vehicles - see Note 10E.

            Liens - see Note 10F.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 7 -    INTANGIBLE ASSETS, NET

                                                                December 31,
                                                              ------------------
                                                               2002        2001
                                                              ------      ------
            COST
              Test Systems Programs Sets (TPSs)               $8,275      $8,275
              Product masters and enhancements                 1,411       1,411
                                                              ------      ------
                                                              $9,686      $9,686
                                                              ======      ======

            ACCUMULATED AMORTIZATION
              Test Systems Programs Sets                      $5,148      $4,449
              Product masters and enhancements                 1,411       1,129
                                                              ------      ------
                                                               6,559       5,578
                                                              ------      ------
              Amortized cost                                  $3,127      $4,108
                                                              ======      ======

            Amortization expense was $730, $607 and $879 for the years ended December 31, 2002, 2001 and 2000, respectively. The expected amortization expense in the next five years is approximately as follows:

            2003                             384
            2004                             345
            2005                             295
            2006                             264
            2007                             244
                                           -----
                                           1,532
                                           =====

            Impairment of intangible assets was $251, $51 and $170 for the years ended December 31, 2002, 2001 and 2000, respectively included in cost of revenues. The impairment was recorded since the Company did not anticipate future revenues on specific TPSs. The weighted average useful of the intangible assets is 11 years.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 8 -    SHORT-TERM BANK CREDITS AND LOANS

                                                              December 31,
                                                          ------------------
                                                           2002         2001
                                                          ------      ------
            Loans in U.S. dollars (1)                     $3,965      $4,043
            Short-term bank loan in U.S. Dollars (2)       1,000       1,000
            Short-term bank credits in NIS (3)               732         877
                                                          ------      ------
                                                          $5,697      $5,920
                                                          ======      ======

            (1) The interest rate at December 31, 2002 is between 2.4% and 4.9%. (December 31, 2001 - 4.5%-4.9%). The weighted average interest rate as of December 31, 2002 is 4.6 % (December 31, 2001 - 4.7%).

            (2) The interest rate at December 31, 2002 is 4.4% (December 31, 2001 - 2.6%-4.9%).

            (3) The interest rate at December 31, 2002 is 11.4% (December 31, 2001 - 6.8%).

            The total authorized credit line of the Company at December 31, 2002 is $1,750 (of which $1,732 was utilized). See Note 1B - subsequent event.

            Collateral - see Note 10F.

Note 9 -    OTHER PAYABLES AND ACCRUED EXPENSES

                                                             December 31,
                                                         ------------------
                                                          2002        2001
                                                         ------      ------
            Payroll and related expenses                 $  940      $1,083
            Accrued royalties                               662         469
            Provision for legal proceedings                 594         394
            Other                                           753         879
                                                         ------      ------
                                                         $2,949      $2,825
                                                         ======      ======

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 10 -   CONTINGENCIES, COMMITMENTS AND LIENS

            A. As of December 31, 2002, the Company was a party to various legal proceedings, including the following:

                  (1) In June 1998, the Company's Board of Directors accepted the resignation of the Company's former CEO. In December 1998, the former CEO commenced legal proceedings against the Company in the Tel Aviv Regional Court for Labor Disputes, claiming approximately $500 in respect of salary, severance pay, vacation pay and other fringe benefits. The former CEO also claimed that a personal loan that was provided to him by the Company had been forgiven. In May 2001, an additional claim of approximately $250 was filed by the former CEO against the Company in the Tel-Aviv District Court for damages allegedly caused to him as a result of attachment imposed on certain of his assets by the Company that was subsequently cancelled by the Court. In addition, in 2001, the Company filed a claim against a former director that in the event the former CEO's claim in the Labor Court is accepted by the court, damages in the amount of $250 should be covered by the former director. The Company filed additional suits against the former CEO and a former director in the amount of $250 for funds that they allegedly transferred from the Company to a third party. In September 1999 and in 2001, the Company filed suits against the former CEO and the former director in the District Court of Tel Aviv in the amount of $1,650 for damages caused to the Company in the purchase of a subsidiary and negligence of management. In August 2000, the Company filed an additional suit against the former CEO in the amount of approximately $640 regarding the repayment of the loan provided to the former CEO. Legal counsel believes that the Company has a valid defense against all claims.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 10 -   CONTINGENCIES, COMMITMENTS AND LIENS (Cont.)

                  (2) In 1999 and 2000, the former CEO and his son filed a number of complaints against the Company's president and are seeking damages for alleged slander by the defendant in the amount of approximately $800. In the opinion of Company's legal counsel, the Company has a strong defense against the allegations.

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

                  (4) In 2001, a former employee and officer of the Company filed a claim against the Company in the Tel Aviv District Court for Labor Disputes claiming approximately $580 in respect of severance pay, vacation pay and other fringe benefits. In 2001, the Company filed a counter-claim in the amount of $300 in respect of the repayment of a personal loan that was provided to the former employee. In the opinion of the Company's legal counsel, the Company has a strong defense against the allegations.

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

                  (6) The Company is involved from time to time in various legal claims in the ordinary course of business, including claims by agents and others for commissions, royalties and others. The Company's management, based on the advice of its legal counsel, believes such claims will not have a material adverse effect on the financial position or results of operations of the Company.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 10 -   CONTINGENCIES, COMMITMENTS AND LIENS (Cont.)

            B. The Company's research and development efforts have been partially financed through royalty bearing programs sponsored by the Office of the Chief Scientist of the Ministry of Industry and Trade of Israel ("OCS"). In return for the OCS's participation, the Company is committed to pay royalties at a rate ranging from 3 % to 5% of sales of the products supported by the OCS, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued totaled approximately $412 as of December 31, 2002.

                  The total amount of royalties charged to operations in the years ended December 31, 2002, 2001 and 2000 was approximately $98, $153 and $2, respectively.

            C. Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and Development Fund ("BIRD") Foundation. The Company is committed to pay royalties to the BIRD Foundation at a rate of 2.5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $1,905 as of December 31, 2002. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

                  The total amount of royalties charged to operations (in cost of revenues) for the years ended December 31, 2002, 2001 and 2000 was approximately $13, $13 and $29, respectively.

            D. The offices of the Company and its subsidiary are rented under non-cancelable operating leases expiring by January 31, 2005. Annual minimum future rental payments under the leases, at exchange rates in effect on December 31, 2002, are approximately as follows:

                  2003                               $    127
                  2004                                    127
                  2005                                     11
                                                     --------
                                                     $    265
                                                     ========

                  Rent expense for the years ended December 31, 2002, 2001 and 2000 was $130, $171 and $200, respectively.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 10 - CONTINGENCIES, COMMITMENTS AND LIENS (Cont.)

            E. The vehicles of the Company are leased under operating leases. Annual minimum future rental payments under the leases, at exchange rates in effect on December 31, 2002, are approximately as follows:

                  2003                                $    235
                  2004                                     222
                  2005                                      94
                                                      --------
                                                      $    551
                                                      ========

                  Lease expense for the years ended December 31, 2002, 2001 and 2000 was $121, $24 and $7, respectively.

            F. Floating liens have been recorded on all of the Company's assets and specific liens have been recorded on certain assets in respect of the Company's liabilities to its banks and other creditors.

            G. The Company obtains bank guarantees on behalf of its customers and suppliers in the ordinary course of business. The total amount of bank guarantees as of December 31, 2002 is approximately $1,506.

Note 11 -   SHAREHOLDERS' EQUITY

            A.    SHARE CAPITAL

                  Ordinary Shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

                  In June 2002, the Company issued 1,938,775 Ordinary shares in a private placement to certain investors in consideration for an aggregate amount of $950 ($835, net of issuance expenses). The shares were issued at a 30% discount from the Company's share price on Nasdaq at the date of issuance which is deemed to be the fair value of an Ordinary share. See C. below for warrants issued to investors.

                  In June 2002, the Company issued 2,755,102 Ordinary shares in a private placement to its principal shareholder in consideration for conversion of a loan that was given to the Company in the amount of $1,350 ($1,061 outstanding as of December 31, 2001). The shares were issued at the same price as the shares issued in the 2002 private placement described above. See C. below for warrants issued to shareholder.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 11 -   SHAREHOLDERS' EQUITY (Cont.)

            A.    SHARE CAPITAL (Cont.)

                  In March 2001, the Company effected a 2.5 to 1 reverse stock split with respect to its Ordinary shares. All shares, stock options, warrants and net loss per share amounts in these financial statements have been restated for all prior periods to reflect the reverse stock split.

                  In February 2000, the Company issued 518,372 Ordinary shares in a private placement to certain investors in consideration for an aggregate amount of approximately $2,758.

                  In May 2000, the Company issued 940,000 Ordinary shares in a private placement to certain investors in consideration for an aggregate amount of approximately $2,249.

                  During 2000, the Company issued 36,230 Ordinary shares to a service provider in connection with settlement of a debt in the amount of $304. All shares issued to the above mentioned service provider were issued at market price which represented fair market value.

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

            B.    STOCK OPTION PLANS

                  In 1993, 1994, 1996 and 1999 the Company's Board of Directors approved the adoption of Employee Stock Option Plans (the "Plans"), which authorized the grant of options to purchase up to an aggregate of 200,000, 200,000, 240,000 and 800,000 shares, respectively, to officers, directors, consultants and key employees of the Company and its subsidiaries. Options granted under the Plan expire within maximum of ten years from adoption of the plan. The Plans will expire in 2003, 2004, 2006 and 2009, respectively, unless sooner terminated by action of the Board of Directors. Options granted under the Company's Plans vest ratably over three years, one third on each anniversary of the grant.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 11 -   SHAREHOLDERS' EQUITY (Cont.)

            B.    STOCK OPTION PLANS (Cont.)

                  The exercise price of an option granted to an employee may not be less than 60% of the fair market value of the Company's Ordinary shares on the date of grant of the option. The exercise price of an option granted to a non-employee director or consultant may not be less than 80% of the fair market value of the Company's Ordinary shares on the date of grant of the option.

                  Any options which are canceled or forfeited before expiration, become available for future grants. In November 2000, the shareholders of the Company approved the increase in the number of shares subject to the 1999 Plan by an additional 240,000 Ordinary shares.

                  At December 31, 2002, 1,760,000 options were available for grant under the Plans described above.

                  In addition, in 1999, the Board of Directors approved the issuance of 840,000 warrants to purchase Ordinary shares to the Company's president and certain directors of the Company. The warrants were granted at an exercise price equal to the fair market value of an Ordinary share at the date of grant. The remaining terms of the warrants are substantially identical to the terms of the Plans described above.

                  All options were granted at fair market value. No compensation expense was recorded for the years ended December 31, 2002, 2001 and 2000, respectively.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 11 -   SHAREHOLDERS' EQUITY (Cont.)

            B.    STOCK OPTION PLANS (Cont.)

                  Transactions related to the above plans (including warrants to directors) during the years ending December 31, 2002, 2001 and 2000 were as follows:

                                                            Year ended December 31,
                               -----------------------------------------------------------------------------------
                                               Weighted                      Weighted                     Weighted
                                  Number        average         Number        average        Number        average
                                    of         exercise           of         exercise          of         exercise
                                 options         price         options         price        options         price
                               ------------------------       -----------------------       ----------------------
                                          2002                          2001                          2000
                               ------------------------       -----------------------       ----------------------
Options outstanding at
  beginning of the year         1,638,000       $  5.48       1,742,000       $  5.40       1,155,200      $  5.98
Granted                                --            --              --            --         664,800         4.50
Forfeited or cancelled         (1,112,000)         5.76        (104,000)         4.78         (78,000)        5.85
                               ----------       -------       ---------       -------       ---------      -------
Options outstanding at
  end of the year                 526,000       $  4.89       1,638,000       $  5.48       1,742,000      $  5.40
                               ==========       =======       =========       =======       =========      =======
Exercisable at end
  of the year                     411,600       $  4.88         949,200       $  4.71         531,867      $  4.08
                               ==========       =======       =========       =======       =========      =======

                  No options were granted in 2002 and 2001.The weighted average fair value of options granted in 2000 was immaterial.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 11 -   SHAREHOLDERS' EQUITY (Cont.)

            B.    STOCK OPTION PLANS (Cont.)

                  The following table summarizes information about options outstanding and exercisable at December 31, 2002:

                                           Options outstanding                      Options exercisable
                              ----------------------------------------------    --------------------------
                                                Weighted-
                                 Amount          average           Weighted-       Amount        Weighted-
                                   at           remaining           average          at           average
Range of exercise             December 31,     contractual         exercise     December 31,     exercise
Prices                            2002         life (years)          price          2002           price
-----------------             ------------     ------------        ---------    ------------     ---------
$  3.00-4.13                     302,800           5.86             $ 3.39         252,400       $   3.41
$  4.88-6.75                     151,600           6.22               5.56          87,600           5.06
$  8.75-1000                      63,600           6.28               9.35          63,600           9.35
$ 13.69                            8,000           1.00              13.69           8,000          13.69
                                 ---------                          ------         -------       ---------
                                 526,000(*)                         $ 4.89         411,600       $   4.88
                                 ==========                         ======         =======       =========

            (*)   Includes 80,000 warrants to directors of the Company.

            C.    WARRANTS

                  As of December 31, 2002, 13,192,037 warrants to purchase Ordinary shares were outstanding.

                  In June 2002, in connection with the private placement described above, the investors were issued warrants to purchase 4,302,041 of the Company's Ordinary shares. Such warrants are valid for five years and are exercisable during the first 36 months after issuance at an exercise price of $2 per share, and thereafter, during the following 24 month period, at an exercise price which will be equal to the higher of: (i) $2 per share or (ii) 50% of the average closing price during the ten trading days prior to the exercise date. The proceeds allocated to the warrants, based on the relative fair value of the warrants and shares issued amounted to $41.

                  In June 2002, in connection with the conversion of a loan that was given to the Company by a shareholder in the amount of $1,350 as described in A above, the Company issued the shareholder warrants to purchase 8,265,306 Ordinary shares. Such warrants have the same terms as the warrants described above. The proceeds allocated to the warrants, based on the relative fair value of warrants and shares issued amounted to $78. The benefit arising on conversion of the loan amounting to $83, was recorded as interest expense.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 11 -   SHAREHOLDERS' EQUITY (Cont.)

            C.    WARRANTS (Cont.)

                  In May 2001, in connection with the loan described in Note 14, a warrant to purchase 91,912 ordinary shares was issued to a shareholder at an exercise price of $2.176 per Ordinary share exercisable until June 2003. As of December 31, 2002, no shares were issued in respect to the above mentioned warrant.

                  In May 2000, warrants to purchase 388,778 Ordinary shares were issued to investors who participated in the February 2000 private placements, at an exercise price of $2.75 per share, exercisable until June 2004. As of December 31, 2002, no shares were issued in respect to the abovementioned warrants.

                  In May 1998, in connection with a loan granted to the Company by a shareholder, warrants to purchase 144,000 Ordinary shares were issued, to the shareholder at exercise prices between $3.75 and $6.25 per share, exercisable until June 2003. As of December 31, 2002, no shares were issued in respect to the above mentioned warrants.

Note 12 -   TAXES ON INCOME

            A. TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENT, 1959.

                  The Company has been granted by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 ("the Law") an "Approved Enterprise" status for one investment program in the alternative benefit program, Since the Company is a "foreign investors' company", as defined by the Law, it is entitled to a ten-year period of benefits, for enterprises approved after April 1993. The main tax benefit from the said status is a tax exemption for two years, and five years of a reduced tax rate (based on the percentage of foreign shareholding in each tax year - 15-20% additional reduction of tax) on income from its approved enterprise, for the remainder of the benefit period commencing the first year the approved enterprise reports taxable income. The commencement of the benefit period is subject to a limitation of the earlier of twelve years from commencement of operations, or fourteen years from receipt of approval. As the Company has not yet reported any taxable income, the benefit period has not yet commenced. Given the aforementioned conditions, the above benefit program will expire in the year 2004.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 12 -   TAXES ON INCOME (Cont.)

            A. TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENT, 1959 (Cont.)

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

                  The entitlement to the above mentioned benefits is conditional upon the Company's fulfilling the conditions stipulated by the above mentioned law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences, to the Consumer Price Index ("CPI") and interest. As at December 31, 2002, management believes that the Company complies with the aforementioned conditions.

            B. MEASUREMENT OF TAXABLE INCOME UNDER THE INCOME TAX (INFLATION ADJUSTMENTS) LAW

                  Results for tax purposes are measured and adjusted in accordance with the change in the CPI. As explained in Note 2B, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the financial reporting basis and the tax bases of assets and liabilities.

            C.    THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

                  The Company is an "Industrial Company" under the Law for the Encouragement of Industry. The principal benefit from the above law is the deductibility of expenses in connection with a public offering.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 12 -   TAXES ON INCOME (Cont.)

            D. As of December 31, 2002, the net operating loss carryforwards for tax purposes relating to the Company in Israel amounted to approximately $ 41,000. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

                  As of December 31, 2002, carryforward losses relating to non-Israeli companies (U.S. and China), amounted to approximately $9,700.

                  As the Company believes that the tax assets in respect of these carryforward losses amounting to approximately $ 18,300 is not more likely than not to be realized, the Company has recorded a valuation allowance in respect of the entire amount of the deferred tax asset relating to the carryforward losses.

            E. Final tax assessments have been received by the Company in Israel through the tax year 1998. Based on certain disputed tax assessments of the Company's inactive U.S. subsidiaries an amount of approximately $50 is due to the Internal Revenue Service. The Company is appealing the assessment and does not believe it will ultimately be required to pay this balance.

            F.    LOSS BEFORE INCOME TAXES

                                                     Year ended December 31,
                                                ------------------------------
                                                  2002        2001       2000
                                                -------     -------    -------
                  Domestic                      $(2,175)    $(2,837)   $(5,869)
                  Foreign                          (308)       (532)      (230)
                                                -------     -------    -------
                                                $(2,483)    $(3,369)   $(6,099)
                                                =======     =======    =======

            G. The main reconciling items between the statutory tax rate of the Company and the effective tax rate is the valuation allowance recorded in respect of the tax assets relating to net operating loss carryforward and other temporary differences due to the uncertainty of the realization of such tax assets.

            H. On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 13 -   SELECTED STATEMENTS OF OPERATIONS DATA

            A - FINANCING EXPENSES, NET

                                                       Year ended December 31,
                                                      -------------------------
                                                       2002     2001      2000
                                                      -----     -----     -----
            INCOME:
              Foreign currency exchange
                differences                           $ 169     $ 335     $  --
                Interest on cash equivalents              4        33        --
                                                      -----     -----     -----
                                                        173       368        --
                                                      -----     -----     -----
            EXPENSES:
              Foreign currency exchange
                differences                              --        --       185
              Interest on long-term debt                 --         6        27
              Interest on short-term
                loans and other credit balances         253       418       540
              Bank commissions                           96        63        97
              Interest to related parties                89        61        --
              Loss on extinguishment of loan             83        --        --
              Other                                      16        30        12
                                                      -----     -----     -----
                                                        537       578       861
                                                      -----     -----     -----
                                                      $(364)    $(210)    $(861)
                                                      =====     =====     =====

            B - OTHER INCOME (EXPENSES), NET

                                                        Year ended December 31,
                                                      -------------------------
                                                       2002     2001      2000
                                                      -----     -----     -----

            Impairment of  loan to Jetborne (see
              Note 5)                                 $(290)    $  --     $  --
            Loss on sale of subsidiary                   --       (30)       --
            Other                                        --        --       563
                                                      -----     -----     -----
                                                      $(290)    $ (30)    $ 563
                                                      =====     =====     =====

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 14 -   RELATED PARTY BALANCES AND TRANSACTIONS

            Related party balances reflected in the balance sheets as of December 31, 2002 and 2001 are as follows:

                                                            December 31,
                                                        --------------------
                                                           2002         2001
                                                        --------      ------

            Loan due to a related party                 $     --      $1,061(*)
                                                        ========      ======
            Balance due to related party                $     --      $   12
                                                        ========      ======

            (*) In 2001, a Company's shareholder and director granted a loan to the Company in the amount of $1,000 at an annual interest rate of 10% until December 31, 2001 and 15% annual interest rate commencing January 1, 2002. $200 was repaid during 2002. In May 2002, an additional loan in the amount of $550 was granted to the Company with the same terms. In June 2002, the loans were converted into 2,755,102 Ordinary shares. The accrued interest of $89 was repaid to the shareholder in cash. (See Note 11A).

            Related party transactions reflected in the statement of operations for the years ended December 31, 2002, 2001, and 2000 are as follows:

                                                     Year ended December 31,
                                                -------------------------------
                                                  2002       2001         2000
                                                -------    -------      -------
            Related party:
              Sales revenues                    $   394    $    --      $    24
              Purchases                              --         43           --
              Other                                  --         --          183
            Shareholder: (Note 14)
              Interest expense                       89         61           --
              Loss on extinguishment of loan         83         --           --

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 15 -   MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

            A. In accordance with Statement of Financial Accounting Standards No. 131 "Disclosures About Segments of an Enterprise and Related Information", the Company and its subsidiary are organized and operate as one business segment, which develops, manufactures and sells ATE products, avionics equipment and aviation data acquisition and debriefing systems.

            B.    REVENUES BY GEOGRAPHIC AREAS

                  Revenues are attributed to geographic area based on the location of the end customers as follows:

                                                     Year ended December 31,
                                               ---------------------------------
                                                 2002         2001         2000
                                               -------      -------      -------

                  North America                $ 6,671      $ 3,931      $ 1,416
                  Europe                         1,599        1,826          721
                  Israel                         1,442        1,963        1,326
                  Other                            687          622          353
                                               -------      -------      -------
                           Total               $10,399      $ 8,342      $ 3,816
                                               =======      =======      =======

            C.    MAJOR CUSTOMERS

                  Revenues from single customers which exceed 10% of the total revenues in the reported years as a percentage of total revenues, are as follows:

                                                    Year ended December 31,
                                                 -----------------------------
                                                 2002         2001        2000
                                                 ----         ----        ----
                                                  %             %           %
                                                 ----         ----        ----
                  Customer A                      (*)          12          13
                  Customer B                      (*)          (*)         12
                  Customer C                      (*)          (*)         12
                  Customer D                       34          (*)         --
                  Customer E                       19          16          16
                  Customer F                      (*)          17          --

                  (*) Less than 10%.

             RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

          In thousands of U.S. dollars, except share and per share data

Note 15 -   MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

            D.    LONG LIVED ASSETS BY GEOGRAPHIC AREAS

                                                     As of December 31,
                                              ---------------------------------
                                                2002        2001         2000
                                              -------      -------      -------
                  Israel                      $ 6,977      $ 8,691      $ 9,833
                  China                         1,761        2,444        2,844
                                              -------      -------      -------
                                              $ 8,738      $11,135      $12,677
                                              =======      =======      =======

                                    # # # # #

                               S I G N A T U R E S
                               -------------------

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                           RADA ELECTRONIC INDUSTRIES LTD.


                                           By: /s/ Herzle Bodinger
                                               ---------------------------------
                                           Name: Herzle Bodinger
                                           Title:  President

Dated: June 30,2003

                                  EXHIBIT INDEX
                                  -------------

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

      10.1*       1993 Employee Stock Option Plan, as amended

      10.2*       1994 Employee Stock Option Plan, as amended

      10.3*       1996 Employee Stock Option Plan, as amended

      10.4*       1999 Employee Stock Option Plan, as amended

      10.5        2003 Employee Stock Option Plan, as amended

      10.6*       Form of warrants to directors

      10.7* Loan Agreement dated June 3, 2001 between the Registrant and Howard Yeung

      10.8* Deed of Termination of Joint Venture Agreement dated June 3, 2001, effective as of January 1, 2000 and Agreement for the acquisition of part of the issued share capital of New Reef Holding Ltd. dated June 3, 2001, effective as of January 1, 2000

      10.9** Letter Agreement dated May 15, 2002 between the Registrant and the authorized representative of Howard P.L. Yeung re Conversion of Outstanding Loans into Ordinary Shares and Warrants

      10.10** Letter Agreements dated May 15, 2002 between the Registrant and the Investors re Private Placement of Ordinary Shares and Warrants

      10.11 Settlement Agreement dated June 23 2003 between the Registrant and Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M.

      21          List of Subsidiaries of the Registrant

      23.1        Consent of Kost Forer & Gabbay, Certified Public Accountants
                  (Israel)

      99.1 Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      99.2 Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      99.3        Certification by Chief Executive Officer Pursuant to 18 U.S.C.
                  Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      99.4        Certification by Chief Financial Officer Pursuant to 18 U.S.C.
                  Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

----------
* Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

** Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.