Form 20-F
period 2003-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2004-04-16
CIK 761238

SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                    FORM 20-F

     [ ]       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
                  12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       or
     [X]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003
                                       or
     [X]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from _____ to _____

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

     Ordinary Shares, par value NIS 0.005 per share...............18,542,383

    Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes X No __

Indicate by check mark which financial statement item the registrant has elected to follow:

                               Item 17 __  Item 18 X

This annual report on Form 20-F is incorporated by reference into the registrant's Registration Statement on Form F-3, Registration No. 333-12074.

                                TABLE OF CONTENTS
                                                                        Page No.
                                                                        --------

PART I.......................................................................1

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS............1
ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE..........................1
ITEM 3.     KEY INFORMATION..................................................1
               A.     Selected Financial Data................................1
               B.     Capitalization and Indebtedness........................2
               C.     Reasons for the Offer and Use of Proceeds..............3
               D.     Risk Factors...........................................3
ITEM 4.     INFORMATION ON THE COMPANY......................................14
               A.     History and Development of the Company................14
               B.     Business Overview.....................................14
               C.     Organizational Structure..............................25
               D.     Property, Plants and Equipment........................25
ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................26
               A.     Operating Results.....................................26
               B.     Liquidity and Capital Resources.......................33
               C.     Research and Development, Patents and Licenses........36
               D.     Trend Information.....................................37
               E.     Off-Balance Sheet Arrangements........................37
               F.     Tabular Disclosure of Contractual Obligations.........37
ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................38
               A.     Directors and Senior Management.......................38
               B.     Compensation..........................................42
               C.     Board Practices.......................................42
               D.     Employees.............................................48
               E.     Share Ownership.......................................49
ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............52
               A.     Major Shareholders....................................52
               B.     Related Party Transactions............................53
               C.     Interests of Experts and Counsel......................54
ITEM 8.     FINANCIAL INFORMATION...........................................54
               A.     Consolidated Statements and Other Financial
                       Information..........................................54
               B.     Significant Changes...................................57
ITEM 9.     THE OFFER AND LISTING...........................................57
               A.     Offer and Listing Details.............................57
               B.     Plan of Distribution..................................58
               C.     Markets...............................................59
               D.     Selling Shareholders..................................59
               E.     Dilution..............................................59
               F.     Expense of the Issue..................................59
ITEM 10.    ADDITIONAL INFORMATION..........................................59
               A.     Share Capital.........................................59
               B.     Memorandum and Articles of Association................59
               C.     Material Contracts....................................62

               D.     Exchange Controls.....................................62
               E.     Taxation..............................................62
               F.     Dividend and Paying Agents............................71
               G.     Statement by Experts..................................71
               H.     Documents on Display..................................71
               I.     Subsidiary Information................................72
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS......72
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........73

PART II.....................................................................73

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................73
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
              AND USE OF PROCEEDS...........................................73
ITEM 15.    CONTROLS AND PROCEDURES.........................................73
ITEM 16.    RESERVED........................................................74
ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT................................74
ITEM 16B.   CODE OF ETHICS..................................................74
ITEM 16C.   PRINCIPAL ACCOUNTING FEES AND SERVICES..........................74
ITEM 16D.   EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR
              AUDIT COMMITTEE...............................................75
ITEM 16E.   PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND
              PURCHASERS....................................................75

PART III....................................................................75

ITEM 17.    FINANCIAL STATEMENTS............................................75
ITEM 18.    FINANCIAL STATEMENTS............................................75
ITEM 19.    EXHIBITS........................................................76
S I G N A T U R E S.........................................................78

        This Annual Report on Form 20-F contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

        Unless specifically indicated otherwise, all numbers of ordinary shares and per share data in this annual report reflect a two and one half share for one share reverse stock split of our ordinary shares effected on April 4, 2001.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
        -----------------------------------------------------

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
        ---------------------------------------

        Not applicable.

ITEM 3. KEY INFORMATION
        ---------------

A.   SELECTED FINANCIAL DATA

        We derived the following consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 from our audited consolidated financial statements and notes included in this annual report. We derived the consolidated statements of operations data for the years ended December 31, 1999 and 2000, and the consolidated balance sheet data as of December 31, 1999, 2000 and 2001 from our audited consolidated financial statements that are not included in this annual report.

                                                         Year Ended December 31,
                                           -------------------------------------------------------
                                             1999        2000       2001       2002          2003
                                             ----        ----       ----       ----          ----
                                              (U.S. dollars in thousands, except per share data)
INCOME STATEMENT DATA:
Revenues..............................     $10,373      $3,816     $8,342    $10,399       $12,315
Cost of revenues......................      12,707       5,307      7,416      9,223         9,592
                                            ------       -----      -----      -----         -----

                                                         Year Ended December 31,
                                           -------------------------------------------------------
                                             1999        2000       2001       2002          2003
                                             ----        ----       ----       ----          ----
                                              (U.S. dollars in thousands, except per share data)
Gross profit (loss)...................      (2,334)     (1,491)       926      1,176         2,723
   Research and development
   expenses...........................         428         730        534        122             -
   Marketing, selling, general and
   administrative expenses............       4,316       3,612      3,617      3,809         2,698
Operating income (loss) from
   continuing operations..............      (7,078)     (5,833)    (3,225)    (2,035)           25
Financial income (expenses), net......      (1,141)       (861)      (210)      (364)          708
Other income (expenses), net..........         505         563        (30)      (290)           (2)
Operating income (loss)...............      (7,714)     (6,131)    (3,465)    (2,689)          731
Equity in loss of affiliated company..        (101)          -          -          -             -
Minority interest in losses of
subsidiary............................         292          32         96        206            27
Income (loss) from continuing
   operations.........................      (7,523)     (6,099)    (3,369)    (2,483)          758
Gain from disposal of discontinued
   segment (net of tax)...............         306           -          -          -             -
Net income (loss).....................     $(7,217)    $(6,099)   $(3,369)   $(2,483)         $758
                                           =======     =======    =======    =======          ====
Basic net income (loss) per share
   from continuing operations.........      $(0.77)     $(0.46)    $(0.24)    $(0.15)        $0.04
                                            ======      ======     ======     ======         =====
Diluted net income (loss) per
   share from continuing operations         $(0.77)     $(0.46)    $(0.24)    $(0.15)        $0.04
                                            ======      ======     ======     ======         =====
Basic income per share from
  discontinued operations.............      $ 0.03         $ -        $ -        $ -           $ -
                                            ======         ===        ===        ===           ===
Diluted net income per share from
  discontinued operations.............      $ 0.03         $ -        $ -        $ -           $ -
                                            ======         ===        ===        ===           ===

Basic net earnings (loss) per share...      $(0.74)     $(0.46)    $(0.24)    $(0.15)        $0.04
                                            ======      ======     ======     ======         =====
Diluted net earnings (loss) per share.      $(0.74)     $(0.46)    $(0.24)    $(0.15)        $0.04
                                            ======      ======     ======     ======         =====
Weighted average number of shares
used to compute basic net
income(loss) per share................       9,722      13,305     13,817     16,555        18,511
                                             =====      ======     ======     ======        ======
Weighted average number of shares
used to compute diluted net income
(loss) per share......................       9,722      13,305     13,817     16,555        19,704
                                             =====      ======     ======     ======        ======

                                                                 As of December 31,
                                           ---------------------------------------------------------
                                              1999        2000       2001       2002         2003
                                              ----        ----       ----       ----         ----
                                                            (U.S. dollars in thousands)
BALANCE SHEET DATA:
Working capital deficiency...........      $(8,419)    $(8,668)   $(9,446)   $(8,055)      $(2,716)
Total assets.........................       19,918      18,874     16,332     14,607        14,549
Short-term credits and current maturities
  of long-term debt..................        5,378       5,624      5,920      5,697         1,123
Long-term debt, net of current maturities      811           8          -          -         1,220
Shareholders' equity.................        4,329       4,069        700        485         2,878


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

Risks Related to Our Business and Our Industry

We have a history of losses, and may not be able to maintain profitable operations in the future.

        We reported a net profit of $758,000 for the fiscal year ended December 31, 2003. As of December 31, 2003 our accumulated deficit was $57.7 million. No assurance can be given that we will be able to maintain our current level of revenues and profitability in the future.

We may need to raise additional capital in the future, which may not be available to us.

        Our working capital requirements and the cash flow provided by our operating activities are likely to vary greatly from quarter to quarter, depending on the timing of orders and deliveries, the build-up of inventories, and the payment terms offered to our customers. As a consequence of our significant losses, we incurred significant bank debt and sold equity and debt securities in private placements in the years 1997 through 2003. In June 2003 we reached a settlement agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. that significantly improved our financial position. We may need to raise additional funds for a number of uses, including:

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

We cannot assure you that our shareholders or our banks will continue to provide sufficient funds to finance our operations.

        During the four years ended December 31, 2003, we relied predominately on our principal shareholders and to a lesser degree on new investors to provide us with working capital. During this period, they provided us with $13.1 million in equity capital, convertible debt and loans. In June 2003 we also reached an agreement with Bank Hapoalim B.M. and Bank Leumi Le Israel B.M. to restructure $3,451,000 of our debt to them. Pursuant to the agreement, we paid the Banks $1,100,000 on account of our debt to them and they forgave $1,100,000 in debt and agreed to accept warrants to purchase 3,781,995 of our ordinary shares, exercisable at par value per share, to purchase ordinary shares in lieu of $1,251,000 of debt. We cannot assure you that our shareholders or Banks will continue to provide us with funds when requested, and that such funds, if any, will be sufficient to finance our operations. The failure of our principal shareholders or other investors to provide us with the necessary financing may result in a significant scaling back or elimination of some aspects of our operations.

Our growth strategy is based on our forming close business relationships and cooperation with major aerospace corporations; should these relationships not materialize into significant agreements or existing contracts fail to be profitably implemented, we may not be able to implement our growth strategy.

        In line with our growth strategy, we have entered into memoranda of understanding and other co-operation agreements with Smiths Electronic Systems and Lockheed Martin Aerospace to increase our penetration into the aviation market. We are currently investing and intend to continue to invest significant resources to develop these relationships. Should our relationships fail to materialize into significant agreements or should we fail to work efficiently with such parties, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

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

        In June 2000, we began to provide manufacturing services to original equipment manufacturers in Israel and the United States, using the manufacturing capabilities of our Beit-Shean plant. The market for our manufacturing services is highly competitive and we may not be able to compete effectively in this market. The cost of labor and the efficiency of the production equipment and production processes are crucial to our success in this market. Consequently, should we fail to maintain low labor costs, enhance our production equipment and develop new and more efficient production methods, we may have to shut down the operations of our Beit-Shean plant, which may harm our competitiveness and could adversely affect our business, results of operations and financial condition.

Reduction in military budgets worldwide may cause a reduction in our revenues, which would adversely affect our business, operating results and financial condition.

        A significant portion of our revenues is derived from the sale of products with military applications. These revenues, on a consolidated basis, totaled approximately $9.6 million, or 78% of revenues in 2003, $6.9 million, or 66% of revenues, in 2002 and $3.1 million, or 37% of revenues, in 2001. The military budgets of a number of countries may be reduced in the future. Declines in government military budgets may result in reduced demand for our products and manufacturing services. This would result in reduction in our core business' revenues and adversely affect our business, results of operations and financial condition.

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

        A significant portion of our revenues is derived from a small number of customers. Our major customers during the three years ended December 31, 2003 were as follows:

                                                Percentage of Revenues
                                              --------------------------
                                              2001       2002       2003
                                              ----       ----       ----
Smiths Electronic Systems.................     6%         34%        22%
The Boeing Company........................    16%         19%        14%
Israeli Ministry of Defense...............    12%          3%        11%
Israel Aviation Industries................     2%          6%        12%
Portuguese Air Force......................     -           4%        19%
Tarom Romanian Air Transport..............    17%          1%         -

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

        The airline industry is an important market for our automated test equipment products and product support services. Our ability to achieve growth and profitability in this market depends in great measure on the economic condition of the commercial aviation industry. Since 2001, and especially following the tragic events of September 11, 2001, the airline industry has suffered from economic decline that caused the bankruptcy of several airlines and imposed financial constraints on the entire industry. As a result of these conditions, the sales of our automated test equipment products have materially decreased. The continuance of the crisis in the commercial aviation industry will adversely affect our business, financial condition and results of operations.

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

        While our principal executive offices are located in Israel, 74% of our sales in 2003, 86% of our sales in 2002 and 76% of our sales in 2001 were export. This subjects us to many risks inherent in international business, including:

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

We may not be able to receive title to the land and buildings of our Chinese subsidiary and may be required to initiate litigation in order to enforce our rights to receive title to such properties.

        Beijing Huarui Aircraft Components Maintenance and Services Co., Ltd. or CACS, our Chinese subsidiary, conducts its business in an approximately 16,000 square foot facility in Beijing that includes offices and test and repair facilities. The land for this facility was leased by Beijing Tianzu Forestry Company or Tianzu, the minority shareholder in CACS, from the Chinese government for 30 years. Under a joint venture agreement, and in consideration for its equity investment in CACS, Tianzu granted CACS usage rights in the land, constructed the buildings and granted CACS the ownership of these buildings. However, the transfer of the title to the land and the buildings has not been completed, which may prevent the disposition of these assets should CACS desire to do so. Although Tianzu is legally obligated to complete such transfer of title to the land and the buildings, we can not guarantee that such transfer will be completed, or that we will not be required to initiate litigation in order to enforce our rights to receive title to the land and buildings.

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

        Our shares have traded on the Nasdaq Stock Market since 1985 and on Nasdaq SmallCap Market since June 10, 2002. During periods of 2002 and 2003, we were not in compliance with Nasdaq's continued listing requirements as our shareholders' equity fell below the Nasdaq minimum requirement of $2.5 million. As a result of our agreement with our Banks, we achieved compliance, and in November 2003, a Nasdaq Listing Qualification Panel issued a decision to continue the listing of our shares on the Nasdaq SmallCap Market. However, the panel required us to timely file reports with the SEC and Nasdaq evidencing that our shareholders' equity as of December 31, 2003 and June 30, 2004 exceeds $2.5 million. While we met this requirement as of December 31, 2003, we cannot assure you that our shareholders' equity will continue to be greater than $2.5 million or that we will be able to satisfy the other listing maintenance requirements. Furthermore, even if our current listing is maintained, in the event we incur losses in the future, we would be required to raise additional capital in order to maintain our listing on the Nasdaq SmallCap Market. Should we fail to raise the necessary capital in order to satisfy such requirements, our ordinary shares may be delisted from the Nasdaq SmallCap Market and transferred to the OTC Bulletin Board.

We do not intend to pay dividends.

        We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain future earnings, if any, to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.

Risks Relating to Our Location in Israel

Conducting business in Israel entails special risks.

        We are incorporated under the laws of, and our executive offices, manufacturing plant and research and development facilities are located in, the State of Israel. Although most of our sales are made to customers outside Israel, we are nonetheless directly affected by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

        Many of our executive officers and employees in Israel are obligated to perform up to 36 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

The economic conditions in Israel have not been stable in recent years.

        In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the U.S. dollar.

        In 2003 approximately 25% of our expenses were in U.S. dollars or U.S. dollar-linked NIS, in 2002 approximately 39% of our expenses were in U.S. dollars or U.S. dollar-linked NIS and in 2001 approximately 45% of our expenses were in U.S. dollars or U.S. dollar-linked NIS.

In each of these years, virtually all our remaining expenses were in unlinked NIS. Our expenses that are denominated in U.S. dollars or paid in Israeli currency linked to the U.S. dollar-NIS exchange rate are influenced by the extent to which any inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the U.S. dollar. In 1998, 2001 and 2002 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel, which benefited us. In 1999 and 2000 the rate of inflation exceeded the rate of devaluation of the NIS against the U.S. dollar. In 2003 the rate of inflation was negative and the NIS was revaluated vis-a-vis the dollar. These changes, as well as the recent world-wide devaluation of the U.S. dollar, have affected our operations, financial condition and results of operations by decreasing the NIS equivalents of our U.S denominated revenues and increasing the U.S. dollar equivalents of our NIS denominated expenses. We cannot assure you that we will not be materially adversely affected in the future if the rate of inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of this devaluation lags behind increases in inflation in Israel.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

        Service of process upon our directors and officers and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets, all of our directors and officers and the Israeli experts named in this annual report are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

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

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

        Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

        We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an

Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.



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

        In April 1985, we completed an initial public offering. We have traded on the Nasdaq National Market under the symbol RADIF since our initial public offering in 1985 until June 10, 2002 when the listing of our ordinary shares was transferred to the Nasdaq SmallCap Market.

B.   BUSINESS OVERVIEW

Our Core Business

        During 2002, we redefined our core business to being "solution-based" rather than product-based. Our recent business successes led us to the conclusion that our added value is in providing complete solutions that include our products as part of a package rather than simply selling specific products. In 2003 we further expanded our product range and have added additional functions which extended our product capabilities. As a result, we are now in a position to provide integrated solutions based on a number of our products to form a complete system.

        Our core business currently includes the following activities:

          o    Integrated training solutions;

          o    Advanced fleet maintenance management solutions;

          o    Integrated weapons management systems;

          o    Data acquisition and management systems;

          o    UAV avionics;

          o    Automatic testing solutions; and

          o    Manufacturing services.

        Our core business activity is based in Israel. Our U.S.-based subsidiaries have been inactive since January 1, 2002.

Integrated Training Solutions

        Our training solutions are based on a complete and integrated system that includes an airborne component, installed onboard the aircraft, and a ground component, installed in a squadron's ground facility. Recent technology that we have developed, mainly for the Israeli Air Force, allows us to adapt the system to any kind of aircraft, regardless of its onboard avionics systems. Our solution also allows the integration of our airborne system with either an analog or digital video recorder and to provide a squadron information management network (SIM Net) as a ground component.

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

        Our latest enhancement of the ACE concept resulted in a contract with the Israeli Ministry of Defense and the Israeli Air Force in the first quarter of 2002. Under the contract we upgrade all of the existing A-4 aircraft of the Israeli Air Force in order to provide these aircraft with our advanced ACE debriefing capabilities. The absence of inertial navigation data onboard the A-4 aircraft led us to integrate a stand alone internal navigation system, or INS, and a global positioning system, or GPS, on board the aircraft. We believe this will open the market for non MIL-STD 1553 Max Bus equipped aircraft to utilize the ACE. In 2003, we initiated a marketing campaign to promote these new capabilities of the ACE. We believe that this A-4 program places us in a unique position that will result in all the advanced Israeli Air Force trainers being equipped with our debriefing solutions.

        Ground Debriefing Station

        Since 1999 we have offered operational ground debriefing stations that complement our airborne systems. The operational ground debriefing station is installed on a PC and operates in a Windows NT/2000 environment. The operational ground debriefing station, which was designed by our employees (Israeli Air Force F-16 and F-15 pilots in reserve service), is user-friendly with a graphic display that is fully synchronized with the heads-up displays recorded on each participant's video recorder. For users that operate more than one ground debriefing station, our product provides a connection between other ground-debriefing stations, through a LAN or WAN, to allow data sharing and mutual debriefing. The Israeli Air Force and two other air forces have purchased ground debriefing systems for their F-16 A/B and A-4 fleets.

        Digital Video Based Training Systems

        Recent development in digital video recording systems and the significant reduction in size and cost of solid state memory hardware in recent years make solid state digital video recording systems a superior solution for airborne applications. These systems are beginning to penetrate the aviation industry both in new aircraft such as the F-16I and in the retrofit market. We have identified this trend and developed our advanced digital video-based debriefing capabilities for the Peace Marble V Program, or PM-V Program relating to the new F-16's of the Israeli Air Force, or IAF. This new solution provides significantly improved debriefing capabilities as well as extensive networking features for the ground infrastructure. In March 2004, we delivered the first digital ground debriefing stations to the IAF, and they are currently being used with the IAF's new F-16I aircraft.

        Following the PM-V Program, we delivered two additional systems to Lockheed Martin Aerospace for use in integration and flight testing in the fourth quarter of 2002. We also signed a contract to develop and deliver a complete digital video based debriefing system for the new F-16's purchased by the Chilean Air Force. As a result of the development work that was accomplished in connection with the Peace Marble V Program, we are supplying the Chilean Air Force with a digital video recorder for each F-16 aircraft that they purchase as well as an advanced digital video ground debriefing station. This station will be connected to our previously delivered F-5 ground debriefing station creating a common network debriefing solution for both front-line aircraft.

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

        Data Acquisition System - DAS

        The DAS is an advanced avionics data acquisition system designed to acquire, process and record data from various aircraft systems. We and Smiths Electronic Systems jointly developed and marketed the DAS for the new F-16I aircraft of the Israeli Air Force. DAS consists of two sub-systems, a data acquisition unit, or DAU, and an advanced crash survival memory unit, or ACSMU. The DAU is connected to numerous data systems and data channels in the aircraft and acquires, processes and records data, mostly for maintenance purposes. The ACSMU is a "black box" capable of recording digital data and digitized audio transferred through the DAU. DAS is a form fit replacement to the CSFDR system, which is currently installed on most F-16 aircraft worldwide. DAS has been offered as a substitute in various projects that require a flight data recorder with advanced capabilities and growth potential. During 2003, we received three different orders for DAS units.

        PERFORMS

        Since mid-2001 we have been involved, as a primary sub-contractor to Lockheed Martin Aerospace, in the development of a new software package aimed at replacing the aging and hard to support data processing station, or DPS, that was developed to provide data logging and fatigue analysis for all F-16 aircraft users. The new product, known as PERFORMS, is a Windows 2000(R)-based software package, utilizing a state of the art graphics user interface and provides all the required infrastructure to perform any type of analysis on data acquired by airborne flight data recorders manufactured by us and Smiths Aerospace, and the DAS system, manufactured by Smiths and us.

        The analysis includes fatigue monitoring, engine usage monitoring and other applications that may be added, as required, by different users. The recorded data is downloaded to the station and stored in a commercial off the shelf database that enables "plug-in" applications to access the data, manipulate and analyze it and provide many maintenance management applications. The program is managed by Lockheed Martin Aerospace and is supplied to users in repeated software "builds" delivered every 12 months begInING in April 2003. Under the agreement, we were granted a non-exclusive license to use the developed software in support of our FACE and DAS products to supply the application to its flight data recorders customers.

Integrated Weapons Management Systems

        In the early 1980s we started to develop, manufacture and sell an armament interface unit which controls the various weapon stations of an aircraft based on commands from the main on-board computer. The armament interface unit was designed for use by Israeli Aircraft Industries for its worldwide upgrade programs. Later versions of the system can be installed in attack helicopters as well as in fighter aircraft. We are now in the process of supplying a derivative of the system to Israel Aircraft Industries for an F-5 upgrade program in Spain and are currently proposing the system for many other applications in both Israel and foreign customers.

         In the avionics area we develop, manufacture and sell armament interface units which control the various weapon stations of an aircraft based on commands from the main on-board computer. The armament interface unit was designed for use by Israeli Aircraft Industries for its upgrade programs worldwide. This avionics system may be installed in attack helicopters as well as in fighter aircraft. Future sales of armament interface units are dependent upon the success of the Israeli Aircraft Industries upgrade programs

        We also provide complete armament testing solutions for aircraft using our and others' weapons management systems. The test unit is used to verify the serviceability of the armament management system during periodic maintenance or before sophisticated weapons are installed.

Data Acquisition and Management Systems

        As a result of our developments efforts for the PM-V Program, we have added a new family of Solid State Recorders to our family of products. This family of products provide scalable versions of sophisticated, fast and very effective recorders, suitable for severe environmental conditions, that can provide solutions to numerous data collection, storage and management needs.

        The capabilities of these products include a large amount of data storage, very fast read and write capability and utilization of solid state memory to enable it to function onboard military aircraft.

Unmanned Air Vehicle Avionics

        We have identified the Unmanned Air Vehicle, or UAV, avionics market as having significant potential. We began our marketing activities in this market in 2002. These activities resulted in two products aimed at the UAV market that are now under development.

        Currently we operate in the UAV avionics market as subcontractors, mainly for Israel Aircraft Industries. We believe that our continued activities in this market will enable us to increase our involvement in the production process and to offer additional products and additional functions which will extend our product capabilities.

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

        We are currently seeing increased interest in the automated testing solutions, especially from FAA certified maintenance facilities. This trend is a direct result of the slow recovery of the commercial aviation business and of the increasing need in maintenance services due to expiration of warranties on aircraft purchased approximately 5 years ago.

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

        Mini-CATS(R)

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

Manufacturing Services

        In 2000 we began providing manufacturing services to OEMs located in Israel and the United States, using the manufacturing capacity at our Beit-She'an plant. We offer manufacturing turnkey solutions, either in "built to print" or "built to specification" modes. To date, we have provided our manufacturing services to Smiths Electronic Systems, Israeli Aircraft Industries, RAFAEL, and other Israeli companies, both in the defense and commercial sectors.

Test and Repair Stations

        We operate a test and repair shop based on the use of our CATS(R) tester in Beijing, China through CACS, our 80% owned Chinese subsidiary. CACS was established as a joint venture company with Tianzu Forest Development Company, which owns the remaining 20% equity interest. Pursuant to the joint venture agreement, Tianzu Forest Development provided the facilities for CACS' operations while we provided CATS(R) testers and test program set services.

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

          o    Expanding   our  customer  base  by  including  our  products  in
               solutions and integrated systems. This approach was successful both in Chile where, in 2002, we were awarded a contract to provide a complete debriefing solution for the F-16 aircraft purchased by the Chilean Air Force, and with the IAF, to whom we supply complete weapon delivery and navigation system for the A-4 aircraft.

          o Establishing marketing channels with system integrators and major aircraft manufacturers such as The Boeing Company, Lockheed Martin Aerospace, Smiths Aerospace, Israel Aircraft Industries and RAFAEL.

          o Expanding large potential markets, especially in the military and the unmanned combat air vehicle areas, and developing new marketing channels aimed directly at these customers.

        As part of this strategy, we have entered into a number of strategic relationships and have focused our marketing and sales efforts to support these relationships.

        Lockheed Martin Aerospace. Our sales of avionics products focus mainly on the F-16 aircraft manufactured by Lockheed Martin Aerospace, the most popular fighter aircraft in the Western world today. In February 1999, we signed a memorandum of understanding with Lockheed Martin pursuant to which we will provide certain avionics systems for the F-16 aircraft under the PM-V Program. In September 1999, the U.S. and the State of Israel signed a letter of acceptance pursuant to which the U.S. will provide the Israeli Air Force with 50 F-16I aircraft and an option for additional 52 aircraft, which was exercised on June 2001 for a total of 102 F-16I aircraft. In cooperation with Smiths Electronic Systems, we are developing and supplying the data acquisition system that includes the advanced data acquisition unit and an enhanced crash survivable memory unit, which will be manufactured in our Beit She'an facility. We are currently negotiating with Lockheed Martin with respect to the development of additional capabilities of this system for different applications.

        In addition, in March 2001 we signed an agreement with the Aircraft Structural Integrity Program Group of Lockheed Martin pursuant to which we are assisting in the development of a fatigue analysis system based on a PC computer for analyzing structural fatigue of the F-16 aircraft. As the main subcontractor, our principal task is to develop the software for the fatigue analysis system. The fatigue analysis system will utilize data collected from the data acquisition unit and our FACE system, as well as other systems used by air forces operating F-16 aircraft. This five year development program will end in March 2006.

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

        In October 2003 we signed a teaming agreement with Smiths Aerospace Electronic Systems. The teaming agreement establishes cooperation in connection with the products developed jointly by Smiths Aerospace Electronic Systems and us for the PM-V Program and their derivatives. In addition, the agreement details commitments made by Smiths Aerospace Electronic Systems to purchase production services from us in the coming years.

        Smiths Aerospace Electronic Systems was our principal customer in 2003 and we expect that it will continue to be one of our principal customers in 2004. In addition to the PM-V cooperation with Smiths, we are currently supplying the Royal Netherlands Air Force with an integration package for our FACE system and Smiths' VADR for the its F-16 MLU fleet. A similar package is also being supplied to the Portuguese Air Force.

        Israel Aircraft Industries. IAI was our fourth largest customer in 2003, accounting for more than 12% of our total annual revenues. We are actively supplying avionics and test equipment to four different divisions of IAI. We have identified the Israeli government-owned aerospace industries as a potential customers and cooperation entities. In particular the Lahav and Malat divisions of IAI, major aircraft integrators, require our services as avionics and test equipment providers.

        Rafael Armament Development Authority Ltd. Rafael was one of our largest Israeli customers in 2003. Our sales to Rafael during 2003 provided mainly test equipment and build to print services. The addition of the Solid State Recording family of products to the products we supply to Rafael adds our own developed products to these sales. We expect that the SSR will lead Rafael to be one of our significant customers.

Marketing

        Our Chairman and President, Herzle Bodinger, our CEO, Adar Azancot, and our V.P Business Development, Zvi Alon, lead our marketing efforts. We currently employ two other persons in marketing our core business products and plan to employ an additional person. Our engineering department supports our marketing staff with respect to product pricing and technical demonstrations. In addition, we have sales consultants, agents and representatives in Europe, South America, China and India who receive commissions for sales effected through them.

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

Principal Customers

        Generally, we complete a few transactions each year, each in an amount comprising approximately 10% of our revenues for such year. As a result, each year a significant portion of our revenues is derived from a small number of customers. The following table sets forth our principal customers for the years 2002 and 2003:

                                                       2002        2003
                                                       ----        ----
Smiths Electronic Systems......................         34%         22%
The Boeing Company.............................         19%         14%
Israeli Ministry of Defense....................          3%         11%
Israel Aviation Industries.....................          6%         12%
Portuguese Air Force...........................          4%         19%

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

Fixed Price Contracts

        Most of our contracts, especially with the Government of Israel, its agencies and other foreign governments, are generally fixed-price contracts. Under fixed-price contracts, the price is not subject to adjustment by reason of the costs incurred in the performance of the contracts, as long as the costs incurred and work performed fall within governmental guidelines. Under our fixed-price contracts, we assume the risk that increased or unexpected costs may reduce our profits or generate a loss. This risk can be particularly significant under a fixed-price contract for research and development involving a new technology.

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

        We stress quality control in our product realization process. Commencing with customer requirements and expectations via raw material inspection through completion, specifications are repeatedly checked. We maintain a quality assurance team that participates in every stage of the design and manufacture of our products. Our quality management standards are certified by the Standards Institute of Israel, or SII, pursuant to ISO 9001 for hardware design and production and ISO 9000.3 for software, both since 1995. SII performs quality system audits twice a year and various customers perform audits four to six times a year. In April 2001, SII certified our Environmental Management System pursuant to ISO 14001. Our Quality Management System is being revised to comply with ISO 9001:2000. This process is expected to be concluded in June 2003.

        According to the standard warranty incorporated in most of our sales contracts, we warrant that our products will be free from defects in design, materials or workmanship, and guarantee repair or replacement of defective parts for the twelve months following delivery of a product to the customer. We also provide maintenance services to customers who sign maintenance contracts.

        We acquire most of the components for the manufacturing of our products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States. Certain of these suppliers are currently the sole source of one or more components upon which we are dependent. Since many of our purchases require long lead-times, a delay in supply of an item can significantly delay the delivery of a product. To date, we have not experienced any particular difficulty in obtaining timely deliveries of necessary components. See Item 3D "Risk Factors." We depend on a limited number of suppliers of components for our products and if we are unable to obtain these components when needed, we would experience delays in manufacturing our products and our financial results could be adversely affected.

C.   ORGANIZATIONAL STRUCTURE

        We had one active subsidiary in 2003, Beijing Huarui Aircraft Components Maintenance and Services Co., an 80% owned subsidiary based in China that is engaged in aircraft repair services.

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

        Our executive offices and research and development facilities are located in a 9,000 square foot office facility in Netanya, Israel. The lease for this facility expires in January 2005. We are currently negotiating the renewal of this lease until April 2006, with an option to renew it again, until April 2008.

        Our Chinese subsidiary, CACS, conducts its business in an approximately 16,000 square foot facility in Beijing that includes offices and test and repair facilities. The land for this facility was leased by Beijing Tianzu Forestry Company or Tianzu, the minority shareholder in CACS, from the Chinese government for 30 years. Under a joint venture agreement, and in consideration for its equity investment in CACS, Tianzu granted CACS usage rights in the land, constructed the buildings and granted CACS the ownership of these buildings. However, the transfer of the title to the land and the buildings has not been completed, which may prevent the disposition of these assets should CACS desire to do so. Although Tianzu is legally obligated to complete such transfer of title to the land and the buildings, we can not guarantee that such transfer will be completed, or that we will not be required to initiate litigation in order to enforce our rights to receive title to the land and buildings.

        The aggregate annual rent for our offices in Israel and China was approximately $133,000 in 2003.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
        --------------------------------------------

A.   OPERATING RESULTS

        The following discussion and analysis should be read in conjunction with our consolidated audited financial statements and the notes thereto, included elsewhere in this annual report.

Overview

        We develop, manufacture and sell automated test equipment and avionics products for military and commercial use mainly in Israel, Europe and the United States. Until December 31, 2001 we also sold aircraft spare parts through our subsidiary, Jetborne International, but this business was discontinued following the sale of our holdings in Jetborne. We also provide test and repair services using our CATS(R) testers and test program sets through our Chinese subsidiary, CACS. In addition, we provide manufacturing services to third parties engaged mainly in the avionics market.

        In March 2002, we sold, effective December 31, 2001, our 75% equity interest in Jetborne to ILI Aviation Ltd., a private company registered under the laws of the Marshall Islands. ILI undertook to cause Jetborne to repay us all outstanding inter-company loan balances plus interest and additional royalties whereby the repayment will be made in accordance with a schedule based on a percentage of actual sales of Jetborne's inventory on hand on the effective date of the agreement. All payments due to us under the agreement must be paid no later than the tenth anniversary of the agreement. Based on our assessment of the collectibility of this debt we recorded an allowance for the full balance due to us under the agreement.

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

        Intangible Assets. Costs of producing our TPS software library, which is integrated with our test station, incurred subsequent to achieving technological feasibility, were capitalized according to FASB No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" and are amortized over the estimated useful life of the product. We assess the recoverability of these intangible assets at each balance sheet date by determining whether unamortized capitalized costs do not exceed the net realizable value of the software. Net realizable value is the estimated future gross revenues from a product reduced by the estimated future costs of disposing of that product, including costs of performing maintenance and customer support required to satisfy our obligations set forth at the time of sale. The use of different assumptions with respect to the expected cash flows from our assets and other economic variables, primarily the discount rate, may lead to different conclusions regarding the recoverability of our assets' carrying values and to the potential need to record an impairment loss for our intangible assets.

        Impairment of Long-Lived Assets. We are required to assess the impairment of long-lived assets on an annual basis, and potentially more frequently when events or changes in circumstances indicate that the carrying value may not be recoverable in accordance with Statement of Financial Accounting Standards, ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of fair value to the carrying amount of the asset, an impairment charge is recorded. We measure fair value based on the projected future undiscounted cash flows expected to be generated by the respective asset. Under different assumptions with respect to the recoverability of our long-lived assets, our determination may be different, which may negatively affect our financial position and results of operations. As of December 31, 2003, no impairment was required.

        Share-Based Compensation. We account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") opinion No. 25, "Accounting for Stock Issues to Employees," and related interpretations. Under APB 25, compensation cost is measured as the excess, if any, of the closing market price of our stock at the date of grant over the exercise price of the option granted. We recognize compensation cost for stock options, if any, ratably over the vesting period. We account for warrants issued to non-employees in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". We use the Black- Scholes option pricing model to value warrants granted to non-employees.

        Revenue Recognition. Our revenues are derived primarily from sales of automated test equipment and avionics products. Revenues from sales of automated test equipment and avionics products are recognized upon delivery of merchandise or performance of services. Revenues from sales of other products are generally recognized upon shipment of the product. Revenues from services are recognized upon performance of the services. Revenues from long-term fixed price contracts are recognized by the percentage-of-completion method. We apply this method when the total of the costs of the contract can reasonably be estimated. Revenues ascribed to each period represent costs incurred during the period, with the addition of estimated earnings accrued, based on the extent of progress towards completion during the period. The percentage-of-completion is determined for each contract at the rate that costs incurred to date bear to the total estimated cost to be incurred over the duration of each contract. With regard to contracts on which a loss is anticipated, a provision is made for the entire amount of the estimated loss. Contracts are considered to be 100% complete when the customer accepts the project and when the project is delivered, or when the project complies with performance specifications, depending upon the specific situation. Revenues from test and repair services are recognized upon performance of the maintenance services.

        Revenues from certain arrangements may include multiple elements within a single contract. Our accounting policy complies with the revenue determination requirements set forth in EITF 00-21, relating to the separation of multiple deliverables into individual accounting units with determinable fair values. Our arrangements are accounted for as one unit of accounting.

        Loans to Employees and Provision for Litigation. We have an outstanding balance of loans due to us from our former CEO and a former officer. Both officers claim that they are not obliged to repay the loans. There are pending legal actions between us and each of the former officers concerning, among other things, the repayment of the loans. According to our legal consultants, we have a strong case with regard to our claims for repayment of the outstanding loans. We recorded a provision for the loans receivable in the amount that we believe is sufficient to reflect the recoverability of the asset, based on management's estimation. In addition, we have several additional legal proceedings outstanding. We have recorded provisions for litigation for claims that were estimable and for which there is a high probability that we will be held responsible based on our legal consultants' opinions and management's estimations.

        Fair Value of Warrants. In September 2003, we finalized an agreement with Bank Hapoalim B.M. and Bank Leumi Le Israel B.M., or our Banks, to restructure $3,451,000 of our debt to them. Pursuant to the agreement, we paid the Banks $1,100,000 on account of our debt to them and they forgave $1,100,000 in debt and agreed to accept warrants to purchase 3,781,995 of our ordinary shares, exercisable at par value per share, to purchase ordinary shares in lieu of $1,251,000 of debt. This transaction was recorded in accordance with FASB No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings." The warrants issued to the Banks were recorded at fair value using the Black and Scholes pricing model, since we do not believe that the market price of an ordinary share on Nasdaq on the date of consummation reflects fair value. The fair value of the warrants was based on the value of an ordinary share at the consummation date of the transaction, based on a valuation of the warrants prepared by an external valuation expert. The difference between the consideration paid to the Banks and the carrying amount of the debt was recognized as a gain on restructuring of debt, net of issuance expenses.

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

        Marketing, Selling, General and Administrative Expenses. Marketing and Selling expenses consist primarily of expenses for sales and marketing personnel, sales commissions, marketing activities, public relations, promotional materials, travel expenses and trade show exhibit expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, administrative personnel, professional fees, provisions for doubtful accounts, and other general corporate expenses.

        Financial Income (Expenses), Net. Financial expenses consist of interest and bank expenses and currency remeasurement losses. Financial income consists of interest on cash and cash equivalent balances, currency remeasurement gains and gain on restructuring of debt.

        Other Expenses, Net. Other expenses, net relate primarily to items of income or expenses outside our ordinary course of business.

Year Ended December 31, 2003 Compared With Year Ended December 31, 2002

        Revenues. Our revenues increased 18% to $12.3 million in 2003 from $10.4 million in 2002. The increase in our revenues is primarily attributable to the increase of revenues from the sale of GDS and DAS to Smiths Aerospace Electronic Systems for the PM-V Program and sale of FACE systems to the Portuguese Air Force. We expect that this growth rate will continue in 2004 and that the growth will be generated primarily from sales of our traditional products.

        Cost of Revenues. Cost of revenues increased 4% to $9.6 million in 2003 from $9.2 million in 2002 mainly due to increased revenues and impairment losses recognized on some of our long-lived assets. In 2004 we expect that our cost of revenue will increase due to the increase in revenue but will not increase materially as a percentage of revenues.

        Gross Profit. Our gross profit increased 132% to approximately $2.7 million in 2003 from $1.2 million in 2002. Our profit margin increased to 22% in 2003 from 11% in 2002. The improved margins reflects our reaching a sales level that provides for better utilization of our fixed overhead costs. Our margins should improve further with better utilization of our manufacturing facilities.

        Research and Development Expenses. In 2003 we did not incur any research and development expenses as compared to 2002 when we expended $122,000 for research and development. We made a strategic decision not to engage in internal research and development activities but, rather, enter into development projects through customers' orders. In 2004 we expect that we will develop new products through customer orders and will not use internal funded research.

        Marketing, Selling, General and Administrative Expenses. Marketing, selling, general and administrative expenses decreased 13% to $2.7 million in 2003 from $3.1 million in 2002 mainly due to cost saving measures taken by us to reduce our overhead. We expect that our total marketing, selling, general and administrative expenses will increase slightly in 2004. Although we are continuing our costs savings measures, increasing ales efforts in our current and new markets will increase our marketing and selling expenses .

        Financial Income (Expenses), Net. Our financial income, net was $708,000 in 2003 and our financial expenses, net was $364,000 in 2002. Our financial income in 2003 was primarily attributable to an approximate $1 million gain on our restructuring of debt with the Banks.

Year Ended December 31, 2002 Compared With Year Ended December 31, 2001

        Revenues. Our revenues increased 25.3% to $10.4 million in 2002 from $8.3 million in 2001. The increase in our revenues is primarily attributable to the increase of revenues from the sale of GDS and DAS to Smiths Aerospace Electronic Systems for the Peace Marble V Program and an increase in "build to print" manufacturing activities. Revenues from sale of aircraft parts were reduced to zero due to our sale of Jetborne in 2001.

        Cost of Revenues. Cost of revenues increased 24% to $9.2 million in 2002 from $7.4 million in 2001 mainly due to increased revenues and impairment losses recognized on some of our long-lived assets. Cost of revenues from sale of aircraft parts were reduced to zero due to our sale of Jetborne in 2001.

        Gross Profit. Our gross profit increased 27% to $1.2 million in 2002 from $0.9 million in 2001. Although our profit margin remained approximately the same (11%) in both our results in 2002 were achieved despite changes arising from the impairment of long-lived assets.

        Research and Development Expenses. Research and development costs decreased 77% to $122,000 in 2002 from $534,000 in 2001, mainly due to our strategic decision to not engage in internal research and development activities but, rather, enter into development projects with our customers.

        Marketing, Selling, General and Administrative Expenses. Marketing, selling, general and administrative expenses decreased 14% to $3.1 million in 2002 from $3.6 million in 2001 due to cost saving measures taken by us to reduce our overhead.

        Other Expenses, Net. Other expenses of approximately $290,000 in 2002 is related to the allowance recorded in connection with an amount owed to us by Jetborne, our former subsidiary.

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

Conditions in Israel

        We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, and a significant downturn in the economic or financial condition of Israel.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

        In addition, some of our executive officers and employees in Israel are obligated to perform up to 36 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

        To date, no executive officer or key employee has been recruited for military service for any significant time period. Any further deterioration of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic Conditions

        In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passing by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

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

Corporate Tax Rate

        Israeli companies are generally subject to income tax at the corporate tax rate of 36% of taxable income. However, an investment program at our facility in Beit-Shean has been granted "approved enterprise" status under the Law for Encouragement of Capital Investments, 1959, and consequently we are eligible for some tax benefits. The portion of our income derived from the approved enterprise program will be tax-exempt for a period of two years commencing in the first year in which it generates taxable income and will be subject, for the following period of five to eight years, to a reduced corporate tax of 15%-20% (the rate will depend upon the percentage of non-Israeli holders of our ordinary shares). However, these benefits will not be available to us with respect to any income derived from our non-Israeli subsidiaries. The above mentioned benefit program will expire in 2004.

        As of December 31, 2003, our net operating loss carry-forwards for Israeli tax purposes were approximately $43 million.

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

        The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for such devaluation:

                                                          Israeli       Israeli inflation
  Year ended   Israeli Consumer   Israeli inflation     devaluation       adjusted for
 December 31,     Price index          rate %              rate %        devaluation %
 ------------     -----------          ------           -----------      -------------
     1999           100                  1.3                (0.2)              1.5
     2000           100                  0                  (2.7)              2.8
     2001           101.4                1.4                 9.3              (7.8)
     2002           108.2                6.8                 7.3               0.7
     2003           106.14              (1.9)               (7.6)             (6.1)

        Since most of our sales are quoted in dollars and in other foreign currencies, and a significant portion of our expenses are incurred in NIS, our results are adversely affected by a change in the rate of inflation in Israel when such change is not offset (or is offset on a lagging basis) by a corresponding devaluation of the NIS against the dollar and other foreign currencies. We do not use any hedging instruments in order to protect ourselves from currency fluctuation and of inflation risks.

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

        As a result of continuing losses during the period 1999 through 2002 that amounted to $58.5 million, we were forced to incur substantive debt and issue equity securities. During the four years ended December 31, 2003, we relied predominantly on Howard Yeung and our other principal shareholders, and to a lesser extent on new investors to provide us with working capital. During this period they provided us with $13.1 million in equity capital, convertible debt and loans.

        On April 23, 2002, we entered into a loan agreement with Mr. Yeung, according to which he provided us with a $550,000 loan facility. The purpose of the facility was to provide us with short term working capital and in 2002 we utilized $350,000 of the facility.

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

        Under the terms of the purchase agreements, we also agreed to provide the investors and Mr. Yeung with certain registration rights.

        On June 22, 2003 we signed a memorandum of agreement with our Banks, which agreement was approved by our shareholders at an extraordinary general meeting of shareholders that was held on July 22, 2003. Pursuant to the agreement, or the Agreement, that was finalized on September 24, 2003, we restructured $3,451,000 of our outstanding debt to the Banks. We repaid $1,100,000 on account of our debt the Banks, and the Banks forgave $1,100,000 of debt and received warrants to purchase 3,781,995 of our ordinary shares, at an exercise price that is equal to the nominal (par) value of our shares, in lieu of $1,251,000 of our debt. These warrants may not be exercised for a period of 21 months unless transferred pursuant to the call or put options described below. These warrants expire on March 24, 2006. The Banks have also agreed to grant us an additional short-term line of credit of $500,000 to finance our cash flow requirements during 2003. As part of the Agreement our controlling shareholder Mr. Howard P. L. Yeung has agreed to grant the Banks a put option allowing the Banks to require him to purchase the above warrants for the consideration of $1,251,000, exercisable within a period of 45 days commencing on March 24, 2005 and the Banks granted Mr. Yeung a call option allowing him to require the Banks, during a period of 18 months, commencing as of September 24, 2003, and in the event that the Banks will not exercise their put option, during additional 90 days period commencing as of May 9, 2005, to sell him such warrants at a price that is not lower than $1,251,000 and not higher then $1,770,165, pending upon the average close price of the shares during the last 90 business days prior to such exercise. We have also agreed to grant the Banks warrants to purchase an additional 1,100,000 ordinary shares at an exercise price of $2.00 per share, exercisable for 5 years, commencing as of September 24, 2003.

        As of December 31, 2003, we had a short-term loan of approximately $1,411,000 from Bank Leumi bearing interest at a rate of Libor plus 4%. Subsequent to our balance sheet date, Bank Leumi agreed to extend the payment terms of this loan and, as a result, approximately $ 1.2 million of the loan was reclassified as long-term debt. We also had a credit facility with Bank Leumi., which provides for borrowings of up to NIS 1,314,000 (approximately $300,000) as of December 31, 2003) bearing interest of prime plus 3%, of which NIS 867,000 ($198,000) was drawn as of December 31, 2003. As of December 31, 2003, we also had a credit facility with Bank Hapoalim of NIS 4,326,000 (approximately $988,000), bearing interest of Prime plus 1%, under which NIS 3,213,000 (approximately $734,000) was outstanding as of December 31, 2003. The borrowings from the Banks are secured by a first priority floating charge on all our assets and by a fixed charge on goodwill (intangible assets), unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of damage). Our agreements with the Banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business, from placing a lien on our assets without the Banks' consent and from declaring dividends to our shareholders. In addition, our debt to the Israeli Tax Authority is secured by a first priority fixed charge on our fixed assets in Beit-Shean facility.

        We had capital expenditures of $49,000 in 2003 and $85,000 in 2002. We currently do not have any significant capital spending or purchase commitments. The decrease in capital expenditures in 2003 is primarily attributable to the decision to lease computers, other equipment and vehicles, rather than purchase them, and to decreased in house construction of machinery and equipment for our own use.

        Net cash generated from operating activities was $1,021,000 in 2003. This was attributable primarily to our net income of $758,000.

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

        Net cash used in investing activities was approximately $50,000 in 2003 and $41,000 in 2002.

        Net cash used in financing activities was $1,074,000 in 2003 due to the repayment of short term bank credit net. Net cash provided by financing activities was $962,000 in 2002 mainly due to the net proceeds of $835,000 from issuance of our shares in a private placement.

        At December 31, 2003, we had a working capital deficiency of $2.7 million and cash and cash equivalents of $467,000 as compared to a working capital deficiency of $8 million and cash and cash equivalents of $570,000 at December 31, 2002.

        We have been dependent in recent years on receiving financial support from our principal shareholders. We cannot assure that they will continue to provide us with funds when requested, and that such funds, if any, will be sufficient to finance our operations. The failure of our principal shareholders or other new investors to provide us with the necessary financing may result in a significant scale back or elimination of some aspects of our operations. Based on the anticipated continued financial support from our shareholders and existing and anticipated shipments in 2004, we anticipate that our capital resources will be adequate to satisfy our working capital and capital expenditure requirements until December 31, 2004. We may need to raise additional funds thereafter.

        As of March 31, 2004 there were 18,074,032 warrants outstanding to purchase 18,074,032 of our ordinary shares. Of such warrants, 3,781,995 warrants have an exercise price of (par value) per share, 13,667,347 warrants have an exercise price of $2.00 per share and 624,690 warrants have exercise prices ranging from $2.17 to $6.25 per share. To the extent any warrants are exercised the proceeds will be added to our working capital.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and Development

        Our research and development investments focus on improvements to our existing products and the development of complementary products that would provide continued support for our current customers and would improve our capability to market our products to new customers.

        In the years ended December 31, 2001, 2002 and 2003, our research and development costs (including capitalized costs in 2001) were $637,000, $122,000 and $0, respectively.

        In 2003 we did not incur any research and development expenses. Since 2002 we have not capitalized any costs of development and in 2003 we made a strategic decision not to engage in internal research and development activities, but rather to develop products through customer orders. For example, in 2002 we engaged in the development of our GDS product and co-development of DAS, both as sub-contractors for Smiths Aerospace in connection with the PM-V Program. We intend to continue this approach for the foreseeable future.

        As of December 31, 2003, we employed 27 engineers in research and development, which spend most of their time on research and development activities generated through customer orders and an immaterial part of their time on internal research and development activities.

        The Office of the Chief Scientist of the Israeli Ministry of Industry and Trade encourages research and development by providing grants to Israeli companies. The terms of such grants prohibit manufacture of the developed products outside Israel and the transfer of technologies developed using the grants to any person without the prior written consent of the Chief Scientist. We have not receive any grants from the Office of the Chief Scientist since 1996.

        Pursuant to applicable Israeli law, we are currently required to pay royalties at the rate of 3-5% of sales of products developed with certain grants received from the Chief Scientist. The amount of royalties to be paid may not exceed the dollar value of the total grants received. As of December 31, 2003, our total obligation for royalties payments, net of royalties paid or accrued, is approximately $630,000.

        We are committed to pay royalties to the Israel - United States Binational Industrial Research and Development Foundation at the rate of 2.5% up to 150% of the research and development expenses financed by the foundation. Our total obligation for royalties, net of royalties paid or accrued, totaled approximately $1.9 million as of December 31, 2003.

D.   TREND INFORMATION

        Based on our strategic plan, we have succeeded in reducing our losses over the last few years and achieved profitability for the year ending December 31, 2003. We cannot provide any assurances that we will be successful in meeting our targets in the future. As a result of the unpredictable business environment in which we operate, we are unable to provide any specific guidance as to sales and profitability trends.

        Our future revenues will, in great measure, be dependent upon the success of our sales and marketing strategy. We are currently focusing our sales efforts on:

          o    testing solutions;

          o ground debriefing stations and avionics products for the F-16 aircraft of Lockheed Martin Aerospace;

          o fighter and trainer up-grades based on our A-4 up-grade for the IAF; and

          o    manufacturing services.

         If we are unsuccessful in our sales efforts, it is unlikely that we will be able to achieve profitability and we will require additional capital.

E.   OFF-BALANCE SHEET ARRANGEMENTS

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2003 and the effect we expect them to have on our liquidity and cash flow in future periods.


      Contractual Obligations                             Payments due by Period
-----------------------------------    ------------------------------------------------------------
                                                    Less than                           More than 5
                                         Total       1 year     1-3 Years   3-5 Years      years
                                       ----------   ---------   ----------  ---------   -----------
Long-term debt obligations.......      $1,400,000    $180,000   $1,220,000      -            -
Capital (finance) lease
    obligations..................            -           -            -         -            -
Operating lease obligations......        $717,000    $505,000     $191,000   $21,000         -
Purchase obligations.............         $84,000     $84,000         -         -            -
Other long-term liabilities
reflected on the company's balance
sheet under U.S. GAAP ...........            -           -            -         -            -

Total............................      $2,201,000    $769,000   $1,411,000   $21,000         -


        In addition, we have long-term liabilities for severance pay that is calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. As of December 31, 2003 our severance pay liability was $2,048,000.

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

        Set forth below are the name, age, principal position and biographical description of each of our directors and executive officers:

 Name                          Age   Position
 ----------------------------  ---   -----------------------------------
 Herzle Bodinger (1).........  61    Chairman of the board and president
 Adar Azancot................  39    Chief executive officer
 Zvi Alon....................  50    Vice president, business development and
                                     marketing
 Dov Sella...................  49    Vice president and Chief operating officer
 Elan Sigal..................  37    Chief financial officer
 Adrian Berg (2).............  56    Director
 Asaf Agmon (5)..............  56    Director
 Roy Kui Chuen Chan (3)......  57    Director
 Hava Snir (4)...............  61    Outside director
 Ben Zion Gruber (2).........  45    Director
 Zvi Tropp (4)...............  63    Outside director

---------------------

     (1) Mr. Bodinger will serve as a director until our 2004 annual general meeting of shareholders.

     (2) Messrs. Berg and Gruber will serve as directors until our 2005 annual general meeting of shareholders.

     (3) Mr. Chan will serve as a director until our 2006 annual general meeting of shareholders.

     (4) Ms. Snir and Mr. Tropp will serve as outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until our 2006 annual general meeting of shareholders. Thereafter, their terms of service may not be renewed.

     (5) Mr. Agmon will serve as a director until our 2004 annual general meeting of shareholders.

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

        Zvi Alon joined us in January 2000 and served as our vice president and chief operating officer until March 30, 2003 when he was appointed vice president of business development and Marketing. From 1980 to 1999 (except for a period from 1987 until 1989), Mr. Alon served in various managerial positions with the Israel Aircraft Industries, as director of business development and marketing, director of electrical and avionics engineering, avionics programs manager and group leader and operational definition officer of the "Lavi" project office. Previously, Mr. Alon served in the Israeli Air Forces for ten years. Mr. Alon holds a B.Sc. degree in Mathematics and Computer Science and an M.Sc. degree in Computer Science, both from Tel Aviv University.

        Dov Sella joined us in January 2003 and was appointed chief operating officer on March 30, 2003. Mr. Sella has over 20 years of senior management and product development experience. From 1982 until 1997 Mr. Sella worked for Elbit Systems Ltd., a leading Israeli defense contractor. Among his roles at Elbit were director of programs, director of avionics engineering and director of business development. Between 1997 and 2000 Mr. Sella served UltraGuide Ltd., a medical devices start-up, as executive vice president and vice president of business development and vice president of research and development. During the three years prior to joining our company, Mr. Sella was the president of NeuroVision Inc., a medical technology start-up. Mr. Sella has a B.Sc. degree in Computer Engineering from the Technion Israel Institute of Technology (cum laude). He served as a fighter aircraft navigator in the Israeli Air Force.

        Elan Sigal re-joined us in January 2004 as chief financial officer. From May 2000 to December 2003 Mr. Sigal worked as a management consultant in the London office of McKinsey & Co., a leading global management consulting firm. Prior to that Mr. Sigal worked with us from July 1997 to April 2000, initially as a system engineer developing one of our leading products, and later as a marketing manager. For nine years Mr. Sigal served as a fighter pilot in the Israeli Air Force. Mr. Sigal holds a B.A. degree in Economics from Tel Aviv University.

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

        Asaf Agmon served as non-employee independent director from May 1999 until December 2002. On December 2, 2003 he was nominated as a director by our Board and will serve as a director until our 2004 annual general meeting. Mr. Agmon has served as chief executive officer of Solgood Trading Ltd., an Israeli company, since 1998. Brigadier General (Res.) Agmon served in the Israeli Air Force from 1967 until 1998 as a fighter pilot while holding various command positions. During the last three years of his service, Mr. Agmon served as the Israeli Military and Defense Attache to Japan and South Korea. Mr. Agmon holds a B.A. degree in Economics and Business Administration from Tel Aviv University and an M.A. degree in International Affairs from Haifa University. Mr. Agmon is also a graduate of the RAF Staff College in the U.K.and of the National Defense Institute of Israel.

        Ben Zion Gruber was elected as a designee of the shareholders (other than Howard Yeung) that participated in our last private placement. Mr. Gruber is founder and manager of several real estate and construction companies and an entrepreneur involved in several hi-tech companies. Mr. Gruber is a Colonel (Res) of the Israeli Defense Forces serving as Brigadier

Commander of a tank battalion. Mr. Gruber holds an M.A. degree in Behavioral Sciences from Tel Aviv University, a B.Sc. degree in Engineering of microcomputers from "Lev" Technology Institute and is currently studying for his PhD degree in Behavioral Sciences at the University of Middlesex, England. In addition Mr. Gruber is a graduate of a summer course in Business Administration at Harvard University, as well as several other courses and training in management, finance and entrepreneurship. Mr. Gruber is a member of the Board of Employment Service of the Government of Israel. He also serves on the boards of directors of the Company for Development of Efrat Ltd., and the Association of Friends of "Kefar Shaul" Hospital. Mr. Gruber serves on the Ethics Committees of the Eitanim and Kefar Shaul hospitals as well as a director of several other charitable organizations.

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

        Zvi Tropp has served as an outside director since December 2000. From November 2000 until April 2003, Mr. Tropp served as the chief executive officer of Enavis Networks Ltd, a wholly owned subsidiary of ECI Telecom Ltd. Since April 2003 Mr. Tropp has served as senior consultant with Zenovar Consultants Ltd. Zenovar an Israeli company providing consultancy services with respect to business organization, marketing and real estate. Mr. Tropp was vice president-finance and business development of Baltimore Spice Israel Ltd., an Israeli food additives manufacturer, from January 1994 until May 1998. Prior thereto, Mr. Tropp served in various positions in the private sector. Prior to joining the private sector, Mr. Tropp was a government employee for 20 years and held various positions with the Israeli Ministries of Defense and Agriculture, the last of which was as chief economic adviser to the Ministry of Defense. Mr. Tropp has lectured in Economics and Defense Economics at the Hebrew University, Tel Aviv University and Bar Ilan University. Mr. Tropp serves as a member of the board of directors of Ofek Trust Fund Ltd., an Israeli affiliate of Bank Leumi Le-Israel B.M., whose shares trade on the Tel Aviv Stock Exchange, and of several Israeli private companies. Mr. Tropp holds a B.Sc. degree in Agriculture and an M.Sc. degree in Agricultural Economics, both from the Hebrew University.

        Guy Shelly served as our chief financial officer since June 1, 2002 until January 2004 and his employment with our company was terminated effective April 15, 2004.

B.   COMPENSATION

        The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2003.

                                           Salaries, fees,
                                           commissions and  Pension, retirement
                                               bonuses      and similar benefits
                                           ---------------  --------------------
All directors and executive officers
 as a group, consisting of eight persons      $685,986          $191,780


        During the year ended December 31, 2003, we paid each of our outside directors a per meeting attendance fee of NIS 1,000 ($228) plus an annual fee of NIS 18,000 ($4,110).

        As of December 31, 2003, our directors and executive officers as a group, consisting of eleven persons, held options to purchase an aggregate of 1,570,000 ordinary shares, at exercise prices ranging from $0.69 to $6.25 per share, vesting over three years. These options expire between 2009 and 2013. Of such options 144,000 options were issued under our 1999 employee stock option plan and 1,426,000 options were issued under our 2003 employee stock option plan. These options have ten year terms.

        Additionally, as of December 31, 2003, our directors and officers as a group held warrants to purchase an aggregate of 177,041 ordinary shares, at exercise prices ranging from $2.00 to $2.75 per share. These warrants were purchased as part of the private placements of our shares (prior to the director nomination to office) in 2001 and 2002 of which 75,000 warrants expire on June 30, 2004 and 102,041 warrants expire on June 30, 2007.

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

        In addition, the Nasdaq Stock Market requires us to have at least two independent directors on our board of directors and to establish an audit committee. Ms. Snir and Mr. Tropp qualify both as independent directors under the Nasdaq Stock Market requirements and as outside directors under the Israeli Companies Law requirements. Mr. Agmon serves as our third independent director. Mr. Agmon qualifies as an independent director under the Nasdaq Stock Market requirements.

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

Employment Agreements

        On May 1, 1997, we entered into an employment agreement with Mr. Herzle Bodinger who assumed the position of the general director of our International Division. Mr. Bodinger was appointed our chief executive officer and president in June 1998. Nonetheless, his terms of employment have not changed. The agreement provides for a base salary and a package of benefits including options and warrants and contains certain non-competition and confidentiality provisions. The agreement does not provide for any benefits upon termination of employment, except for benefits to which Mr. Bodinger is entitled under Israeli law. Such benefits include severance payments equal to one month salary per each year of employment with us. Under the agreement, the term of Mr. Bodinger's employment will continue until such time as it is terminated by us, subject to providing Mr. Bodinger with a six-month prior notice. Mr. Bodinger may terminate the agreement on a one-month prior notice. As of October 24, 2001, Mr. Bodinger relinquished the chief executive officer position to Adar Azancot retaining the positions of president and chairman of our Board of Directors. We are currently negotiating a new employment agreement with Mr. Bodinger. As part of these negotiations, Mr. Bodinger has agreed, effective as of September 2003, to reduce his monthly salary. During 2003, Mr. Bodinger agreed to a further reduction in his salary as of February 1, 2004.

        On July 9, 2001, we entered into an employment agreement with Mr. Adar Azancot, our chief executive officer. The agreement provides for the same base salary and a package of customary benefits Mr. Azancot had as vice president of marketing and business development and contains certain non-competition and confidentiality provisions. In September 2002 our board of directors resolved to increase Mr. Azancot's base salary. In addition to severance payments equal to one month salary per each year of employment with us as provided under Israeli law, Mr. Azancot was also entitled to a one time payment equal to six times his last gross salary in the event his employment is terminated by us. In 2003, Mr. Azancot waived this right.

Audit Committee

        Our audit committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

        Our Audit Committee consist of three board members who satisfy the "independence" requirements of the SEC, Nasdaq and Israeli Law for audit committee members. Our audit committee is currently composed of Ms. Hava Snir and Messrs. Zvi Tropp and Asaf Agmon, each of whom satisfies these requirements. The audit committee meets at least once each quarter.

        Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

        The Audit Committee reviewed our audited financial statements for the year ended December 31, 2003 and members of the committee met with both management and our external auditors to discuss those financial statements. Management and the external auditors have represented to the Audit Committee that the financial statements were prepared in accordance with the generally accepted accounting principles. Members of the Audit Committee have received from and discussed with the external auditors their written disclosure and letter regarding their independence from our company as required by Independence Standards Board Standard No. 1. Members of the Audit Committee also discussed with the external auditors any matters required to be discussed by Statement on Auditing Standards No. 61. Based upon these reviews and discussions, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2003.

Other Committees

        Our Board of Directors has also established a Compensation Committee composed of Mr. Zvi Trop and Mr. Adrian Berg. The Compensation Committee is authorized to determine all compensations issues, especially to administer the Company's option plans and to make recommendations to the Board of Directors in connection with option grants to employees and directors of the Company and the terms thereof. The Committee will also make recommendation to the board in connection with the terms of employment of the CEO and the president of the Company.

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

D.   EMPLOYEES

        On December 31, 2003, we employed 99 persons, of whom 27 were employed in research, development and engineering, 54 persons in manufacturing and logistics, 4 persons in sales and marketing, and 11 persons in administration and management and finance. All of our employees are located in Israel. In addition, CACS (our 80% owned subsidiary) employed 18 persons in China.

        On December 31, 2002, we employed 104 persons, of whom 27 were employed in research, development and engineering, 69 persons in manufacturing and logistics, 4 persons in sales and marketing, and 10 persons in administration and management and finance. All of our employees are located in Israel. In addition, CACS (our 80% owned subsidiary) employed 16 persons in China.

        On December 31, 2001, we employed 94 persons, of whom 20 were employed in research, development and engineering, 65 persons in manufacturing and logistics, 3 persons in sales and marketing, and 6 persons in administration and management and finance. All of our employees are located in Israel. In addition, CACS (our 80% owned subsidiary) employed 15 persons in China.

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

E.   SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

        The following table sets forth certain information as of March 31, 2004 regarding the beneficial ownership by each of our directors and executive officers:

                                        Number of Ordinary
                                              Shares              Percentage of
                Name                  Beneficially Owned (1)      Ownership (2)
                ----                  ----------------------      -------------

Herzle Bodinger (3)................         125,000                     *
Adrian Berg (5)....................         109,600                     *
Asaf Agmon (3).....................          33,333                     *
Roy Kui Chuen Chan (6).............          76,267                     *
Ben Zion Gruber (3)(7).............         197,874                   1.1%
Hava Snir (3)......................           --                       --
Zvi Tropp (3) .....................           --                       --

--------------------------

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

(2) The percentages shown are based on 18,542,383 ordinary shares issued and outstanding as of March 31, 2004.

(3) The business addresses of Messrs. Bodinger, Alon, Sela, Shelly, Sigal, Azancot, Agmon, Gruber, Tropp and Ms. Snir is c/o RADA Electronic Industries Ltd., 7 Giborei Israel Street, Netanya, Israel.

(4) All such ordinary shares are subject to currently exercisable options granted under our stock option plan, 48,000 options at an exercise price of $3.75 per share, 48,000 options at an exercise price of $5.00 per share, 48,000 options at an exercise price of $6.25 per share and 33,333 options at an exercise price of $0.69 per share. 144,000 options expire in June 2010 and 33,333 options in September 2013.

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

        In 2003 we granted warrants to purchase 854,000 ordinary shares to Messrs. Bodinger, Berg, Chan, Agmon and Gruber. Such grants were approved by our shareholders at an Extraordinary Shareholders Meeting that took place on March 9, 2004.

Stock Option Plans

1994 Stock Option Plan

        Our 1994 Stock Option Plan, or the 1994 Plan, provides for the issuance of stock options to purchase an aggregate of 40,400 of our ordinary shares. Options under the 1994 Plan may be issued to outside directors, consultants, officers and other key employees of our company and its subsidiaries who, in the judgment of the board of directors or, if appointed in the future, a committee which will administer the 1994 Plan, are in a position to contribute significantly to our success. The board of directors or the committee will determine the number of shares covered by each option, and the formulation, within the limitations of the 1994 Plan, of the form of option.

        Options granted under the 1994 Plan may be for a maximum term of ten years from the date of grant. The 1994 Plan itself will expire on November 23, 2004 (unless terminated earlier by an action of the board of directors) and no options can be granted after such date. The exercise price of an option granted to an employee may not be less than 60% of the fair market value of our ordinary shares on the date of grant of the option. The exercise price of an option to a non-employee director or consultant may not be less than 80% of the fair market value of our ordinary shares on the date of grant of the option. If any option expires without having been fully exercised, the shares with respect to which such option has not been exercised will be available for future grants.

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

        Our board of directors may, at its discretion, modify, revise or terminate the 1994 Plan at any time, except that the aggregate number of shares issuable pursuant to options may not be increased (except in the event of certain changes in our capital structure), the eligibility provisions and minimum option price may not be changed, or the permissible maximum term of options may not be increased without the consent of our shareholders.

        The 1994 Plan also contains provisions protecting optionees against dilution of the value of their options in the case of stock splits, stock dividends or other changes in our capital structure, in the event of any proposed reorganization or merger involving our company or in the event of any spin-off or distribution of assets to our shareholders.

        As of March 31, 2004, options to purchase 40,400 ordinary shares had been granted to 9 employees at an average exercise price of $4.347 per share. All of such options to are currently exercisable. To date, no options have been exercised.

1996 Stock Option Plan

        Our 1996 Stock Option Plan, or the 1996 Plan, authorizes the issuance of options to key employees and consultants, including officers and directors of our company and its subsidiaries, to purchase an aggregate of 5,600 ordinary shares, who, in the judgment of the board of directors or, if appointed in the future, a committee which will administer the 1996 Plan, are in position to contribute significantly to our success. The terms of the 1996 Plan are substantially the same as those of the 1994 Plan. As of March 31, 2004, options to purchase 5,600 ordinary shares had been granted to 3 employees and directors at an average exercise price of $3.68 per share. All of such options are currently exercisable. No options have been exercised to date.

1999 Stock Option Plan

        Our 1999 Stock Option Plan, or the 1999 Plan, provides for the issuance of stock options to purchase an aggregate of 1,040,000 of our ordinary shares. Options under the 1999 Plan may be issued to key employees and consultants, including officers and directors of our company and its subsidiaries who, in the judgment of the board of directors or, if appointed in the future, a committee which will administer the 1999 Plan, are in a position to contribute significantly to our success. The terms of the 1999 Plan are substantially the same as those of the 1994 Plan. As of March 31, 2004, options to purchase 289,200 ordinary shares had been granted to 15 employees at an average exercise price of $4.42 per share. Of such options, options to purchase 289,200 ordinary shares are currently exercisable.

2003 Stock Option Plan

        Our 2003 Stock Option Plan, or the 2003 Plan, provides for the issuance of stock options to purchase an aggregate of 2,000,000 of our ordinary shares. Options under the 2003 Plan may be issued to employees including officers and directors of our company and its subsidiaries who, in the judgment of the board of directors based on the recommendation of our compensation committee, are in a position to contribute significantly to our success. The provisions of our 2003 Plan are designated to allow for the tax benefits promulgated under the Israeli Income Tax Ordinance [New Version]. Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2003 Plan will be taxable under the "capital gains path." Pursuant to this path the profit realized by the employee is taxed as a capital gain (25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted. If the shares are sold before the lapse of said 24 months period, the profit is re-characterized as ordinary income. The company is not allowed a corresponding salary expense, even in the event the profit is taxed as ordinary income. Otherwise, the terms of the 2003 Plan are substantially the same as those of the 1994 Plan. As of March 31, 2004 options to purchase 998,000 ordinary shares had been granted. Of such options, options to purchase 357,666 ordinary shares are currently exercisable and 31,667 options have been exercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
        -------------------------------------------------

A.   MAJOR SHAREHOLDERS

        The following table sets forth certain information as of March 31, 2004, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

                                             Number of
                                          Ordinary Shares       Percentage of
Name                                    Beneficially Owned(1)    Ownership(2)
----                                    ---------------------    ------------

Howard P.L. Yeung (3)(4)(5)(6)........     20,672,973               67.1%
Kenneth Yeung (3)(7)..................      1,350,086                7.3%
Most Worth Investments Limited (8)....      1,100,000                5.9%
-------------

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

(2) The percentages shown are based on 18,542,383 ordinary shares outstanding as of March 31, 2004.

(3) Of the 20,672,973 ordinary shares, 1,350,086 shares are held directly by Horsham Enterprises Ltd., a corporation incorporated in the British Virgin Islands. Messrs. Howard P.L. Yeung and his brother Kenneth Yeung are the beneficial owners, in equal shares, of Horsham Enterprises Ltd. Accordingly, Messrs. Yeung may be deemed to be the beneficial owners of the ordinary shares held by Horsham Enterprises Ltd.

(4) Includes 8,501,218 ordinary shares issuable upon the exercise of currently exercisable warrants issued to Mr. Howard P.L. Yeung.

(5) Includes 3,781,991 ordinary shares issuable to Mr. Howard P.L. Yeung in the event he acquires warrants from Bank Leumi le-Israel B.M. and Bank Hapoalim BM. by exercising a call option granted to him by such banks pursuant to an option agreement dated September 24, 2003.

(6) The address of Mr. Howard P.L. Yeung is 2202 Kodak Houge II, 39 Healthy Street, North Point, Hong Kong.

(7) The address of Mr. Kenneth Yeung is 2202 Kodak Houge II, 39 Healthy Street, North Point, Hong Kong.

(8) The address of Most Worth Investments Ltd., a company incorporated in Hong Kong, is c/o 9/F King Fook Building, 30-32 Des Voeux Road, Central, Hong Kong. Most Worth Investments is a wholly owned subsidiary of King Fook Holdings Limited, whose shares are traded on the Hong Kong Stock Exchange. Accordingly, King Fook Holdings may be deemed to be the beneficial owner of the ordinary shares held by Most Worth Investments.

        As of April 6, 2004, there were 325 holders of record of our ordinary shares. Based on a review of the information provided to us by our transfer agent, 290 record holders holding approximately 67.5% of our ordinary shares had registered addresses in the United States. We believe that there were approximately 1,214 beneficial holders of our ordinary shares on April 7, 2004.

B.   RELATED PARTY TRANSACTIONS

        On April 23, 2002, we entered into a loan agreement with Mr. Yeung, according to which he provided us with a $550,000 loan facility. The purpose of the facility was to provide us with short term working capital. We utilized $350,000 of the facility which was later converted into our common stock.

        On June 9, 2002, our shareholders approved the conversion of $1,350,000 of the principal amount of loans granted by Mr. Howard P.L. Yeung, one of our controlling shareholders into 2,755,102 of our ordinary shares at a price of $0.49 per share, which is equal to 70% of the average closing price of our ordinary shares for the ten (10) trading days prior to June 9, 2002. In addition, we agreed to issue to Mr. Yeung warrants to purchase 8,265,306 ordinary shares. Such warrants will be outstanding for five years and will be exercisable during the first 36 months at an exercise price of $2.00 per share, and during the subsequent 24 month period, at an exercise price which shall be equal to the higher of: (i) $2.00 per share or (ii) 50% of the average closing price of our ordinary shares during the ten (10) trading days prior to the exercise date.

        We also agreed to provide Mr. Yeung with the right to cause us to file a registration statement with the U.S. Securities Exchange Commission commencing one year after the issuance date, to register the resale of the ordinary shares issued and the ordinary shares issuable upon exercise of the warrants.

        On June 22, 2003 we signed a memorandum of agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., or the Banks, which agreement was approved by our shareholders at an extraordinary general meeting of shareholders that was held on July 22, 2003. Pursuant to the agreement, or the Agreement, that was finalized on September 24, 2003, we restructured $3,451,000 of our outstanding debt to the Banks. We repaid $1,100,000 on account of our debt the Banks, and the Banks forgave $1,100,000 of debt and received warrants to purchase 3,781,995 of our ordinary shares, at an exercise price that is equal to the nominal (par) value of our shares, in lieu of $1,251,000 of our debt. These warrants may not be exercised for a period of 21 months unless transferred pursuant to the call or put options described below. These warrants expire on March 24, 2006. The Banks have also agreed to grant us an additional short-term line of credit of $500,000 to finance our cash flow requirements during 2003. As part of the Agreement, our controlling shareholder, Mr. Howard P. L. Yeung, has agreed to grant the Banks a put option allowing the Banks to require him to purchase the above warrants for the consideration of $1,251,000, exercisable within a period of 45 days commencing on March 24, 2005 and the Banks granted Mr. Yeung a call option allowing him to require the Banks, during a period of 18 months, commencing as of September 24, 2003, and in the event that the Banks will not exercise their put option, during additional 90 days period commencing as of May 9, 2005, to sell him such warrants at a price that is not lower than $1,251,000 and not higher then $1,770,165, pending upon the average close price of the shares during the last 90 business days prior to such exercise. We have also agreed to grant the Banks warrants to purchase an additional 1,100,000 ordinary shares at an exercise price of $2.00 per share, exercisable for 5 years, commencing as of September 24, 2003.


C.   INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8. FINANCIAL INFORMATION
        ---------------------

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Legal Proceedings

        In December 1998, Haim Nissenson, our former president and chief executive officer, filed a complaint against us and Herzle Bodinger, the incumbent president, in the Regional Court for Labor Disputes of Tel Aviv (Case No. 3/4074/98 H. Nissenson v. RADA ELECTRONIC INDUSTRIES Ltd. and others), seeking approximately NIS 2.0 million (approximately $500,000) for salary, vacation and severance payments and other benefits that he is allegedly entitled to pursuant to his retirement agreement with us. In addition, Mr. Nissenson is seeking a permanent injunction and a declarative relief, stating that a personal loan that was provided to him by us had been forgiven. Mr. Nissenson is also asserting that Mr. Bodinger caused the breach of the retirement agreement. We defended the claim vigorously asserting, among others, that (i) the retirement agreement is not valid since it was not approved pursuant to the requirements of the applicable law; (ii) Mr. Nissenson is responsible for our present financial condition and for the concealment of these facts from our board of directors and our investors; (iii) during the board of directors meeting in which such agreement was discussed and approved, Mr. Nissenson gave misrepresentations regarding our financial and economic condition and the nature and origins of his debt to us; and (iv) by breaching his fiduciary duties Mr. Nissenson caused us damages in amounts that exceed the amount of the complaint, which damages should be offset from any amounts awarded in favor of Mr. Nissenson, if any. In addition, we asserted that in accordance to a certificate dated March 23, 1992, Mr. Nissenson has assigned all his rights to receive employment related benefits other than salaries but including severance and vacation payments up to the above certificate date. The hearing of this claim was combined with the hearing of our claim for repayment of the loan granted to Mr. Nissenson, as detailed below and a preliminary hearing took place in 2003. Although the claim is in its preliminary stages, management believes it will not have a material adverse effect on our financial condition or results of operations.

        In March 1999, Mr. Nissenson filed a complaint in the District Court of Tel Aviv against Mr. Bodinger, our president, (Civil Case 1345/99 H. Nissenson v. H. Bodinger), alleging Mr. Bodinger published defamatory comments about Mr. Nissenson. The complaint seeks damages in the amount of NIS 1.2 million (approximately $275,000). Mr. Bodinger denied the allegations, alleging, among others, that the statements made by him in these publications were truthful and bona fide. In October 2000, Mr. G. Nissenson, the son of our former chief executive officer, filed a complaint in the District Court of Tel-Aviv against our chief executive officer, Mr. H. Bodinger (Civil Case 2733/99 G. Nissenson v.
H. Bodinger), alleging that Mr. Bodinger has made defamatory comments regarding the plaintiff during a board meeting. The complaint seeks damages in the amount of NIS 1.1 million (approximately $250,000).

        In September 1999, we filed a suit in the District Court of Tel-Aviv against Messrs. Nissenson and Eles Dubronsky, a former member of our board of directors, (Civil File 2514/99 RADA Electronic Industries Ltd. v. H. Nissenson and others) seeking damages in the amount of $1.4 million. In the complaint, we alleged that Messrs. Nissenson and Dubronsky: (i) represented to our board of directors inaccurate and incomplete information, and (ii) failed to disclose, during the course of our board's deliberations to acquire Jetborne International, Ltd., their personal interest in Jetborne International and Mr. Nissenson's involvement in a previous attempt to gain control of Jetborne International several years earlier. We alleged that our board of directors approved the acquisition based on the inaccurate and incomplete information and that the acquisition caused us severe losses. We further alleged that in their conduct Messrs. Nissenson and Dubronsky breached their fiduciary duty owed to us and to our shareholders while acting as an executive and members of our board of directors. Our motion to attach the funds deposited by Mr. Nissenson in his pension funds was denied by the Court in May 2000. The suit is currently in its preliminary stages.

        In August 2000, we filed a claim against Mr. Nissenson in the Regional Court for Labor Disputes in Tel Aviv (Case No. 7049/00 RADA Electronic Industries Ltd. v. Nissenson.) in the amount of NIS 2.0 million (approximately $460,000) for the repayment of the loan granted by us to Mr. Nissenson that allegedly was forgiven by us in Mr. Nissenson's retirement agreement, as mentioned above. The hearings of both Mr. Nissenson's and our claims in the Regional Court for Labor Disputes were joined and preliminary hearing of the cases took place in 2003. In the hearing the Court ordered the parties to file an agreed list of factual controversies and agreements in order to enhance the efficiency of the process and eliminate unnecessary evidential matters.

        In November 2000, Mr. Nissenson filed a suit against us, Mr. Bodinger and Mr. Ronen Stein, our chief financial officer at the time, in the District Court of Tel Aviv (Civil Case 2882/00 Nissenson v. RADA Electronic Industries Ltd. and others), seeking damages in the amount of NIS 1.0 million (approximately $230,000) and alleging that the description of the claim filed against him and another former director in connection with the acquisition of our subsidiary Jetborne International, Ltd. included in our Annual Report on Form 20-F for the year ended December 31, 1999 contains defamatory allegations with respect to Mr. Nissenson. We believe that we and our officers have valid defenses against these claims. According to Israeli law, the usual award in defamatory claims is low and does not exceed NIS 500,000 (approximately $115,000).

        In May 2001, Mr. Nissenson filed a suit against us in the District Court of Tel Aviv (Civil Case 1715/01 H. Nissenson v. RADA Electronic Industries Ltd.) for damages allegedly suffered by him as a result the cancellation of an attachment imposed by us on his pension funds in connection with the previously mentioned Jetborne International litigation. The claim is for NIS 1.0 million (approximately $230,000). We are defending the suit vigorously and denied all of Mr. Nissenson's allegations. In June 2001, we filed a counter claim against Mr. Nissenson, his wife and another former director for damages caused to us as a result of transfers of funds to third parties who were made due to breaches by Mr. Nissenson and the other former director of their fiduciary duties toward us. In addition, we are seeking a declaratory judgment stating that Mrs. Nissenson is liable to us for the repayment of the loan provided to Mr. Nissenson, jointly with Mr. Nissenson. We are also seeking a declaration that the transfer of the title to Mr. Nissenson's house and another apartment to his wife without consideration in the beginning of 1997 are void and were made to avoid the repayment of outstanding loans to us.

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

        In February 2001, we filed a suit against Mr. Eles Dubronsky, a former member of our board of directors, in the District Court of Tel Aviv (Civil Case 1158/01 RADA Electronic Industries Ltd. v. E. Dubronsky) in the amount of approximately $250,000. We maintain that Mr. Dubronsky is personally responsible for drafting and executing Mr. Nissenson's retirement agreement and that in such capacity he breached his fiduciary duties toward us and should the Labor Court decide that the retirement agreement is valid and enforceable against us, Mr. Dubronsky has to indemnify us for all the damages caused to us as a result of such Court decision. The District Court has issued a stay of the proceedings pending resolution of the Labor Court proceedings detailed above.

        In May 2001, Mr. David Kenig, a former member of our board of directors, filed a claim against us in the District Court of Tel Aviv (Civil Case 1791/01 Kenig v. RADA Electronic Industries Ltd.) seeking a declaration that he is entitled to receive options to purchase 600,000 of our ordinary shares under the same terms and conditions as those granted by us to other directors in 1999, and an injunction enforcing us to issue such options to him. Based on legal advice, we believe that the claim has no merits. In July 2001 we filed a counter-claim in the amount of NIS 500,000. In the counter-claim we maintain that Mr. Kenig is personally responsible for executing Mr. Nissenson's retirement agreement and that in such capacity he breached his fiduciary and care duties towards us and should the Labor Court decide that the retirement agreement is valid and enforceable against us, then Mr. Kenig has to indemnify us for all the damages caused to us as a result of such Labor Court decision. The District Court has issued a stay of the hearings pending resolution of the Labor Court proceedings detailed above.

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

ITEM 9. THE OFFER AND LISTING
        ---------------------

A.   OFFER AND LISTING DETAILS

Annual Stock Information

        The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market:

        Year                                      High *              Low *
        ----                                     -------             -------
        1999...........................          $4.7655             $2.3437
        2000...........................          10.4687              1.7967
        2001...........................           2.577               1.48
        2002...........................           1.8                 0.54
        2003...........................           2.37                0.41


Quarterly Stock Information

        The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market:

        2002                                     High                Low
        ----                                    -----                -----
        First Quarter..................         $1.8                 $1.55
        Second Quarter.................          1.63                 0.6
        Third Quarter..................          0.72                 0.6
        Fourth Quarter.................          0.64                 0.54

        2003
        ----
        First Quarter..................         $0.68                $0.57
        Second Quarter.................          1.04                 0.41
        Third Quarter..................          0.76                 0.59
        Fourth Quarter.................          2.37                 0.53

Monthly Stock Information

        The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market:

        2003                                    High                  Low
        ----                                   -----                 -----
        October........................        $1.52                 $0.53
        November.......................         2.12                  1.16
        December.......................         2.37                  1.41

        2004
        ----
        January........................        $2.08                 $1.68
        February.......................         1.85                  1.55
        March..........................         1.93                  1.31


B.   PLAN OF DISTRIBUTION

        Not applicable.

C.   MARKETS

        Our ordinary shares have traded on the Nasdaq National Market under the symbol RADIF since our initial public offering in 1985 until June 10, 2002 when the listing of our ordinary shares was transferred to the Nasdaq SmallCap Market.

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

        Taxable income of a company derived from an approved enterprise is subject to Company Tax at the rate of 0% to 25% (rather than 36% as stated above) for the benefit period: a period of seven years commencing with the year in which the approved enterprise first generated taxable income (limited to twelve years from commencement of the operations of the approved enterprise or of production or fourteen years from the date of approval, whichever is earlier) and, under certain circumstances, where foreign shareholdings in our company exceed 25%, extending to a maximum of ten years from the commencement date. In the event a company is operating under more than one approval or that its capital investments are only partly approved, its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

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

        Three expansion programs of our production facilities have been granted "approved enterprise" status under the Law. The period of benefits for the first program terminated in 1991 and the benefits under the second program terminated in 1995. The period of benefits for the third program will terminate in 2004.

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

Reform of Income Taxes in Israel

        On July 24, 2002, Amendment 132 to the Israeli Tax Ordinance (the "Amendment") was approved by the Israeli parliament and came into effect on January 1, 2003. The principal objectives of the amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees' income.

        The material consequences of the amendment applicable to our company include, among other things, imposing a tax upon all income of Israeli residents, individuals and corporations, regardless of the territorial source of the income and certain modifications in the qualified taxation tracks of employee stock options. In addition, a foreign tax credit was introduced, allowing us to credit the income tax paid by our subsidiaries abroad against our tax liabilities on dividends paid to us by such subsidiaries.

United States Federal Income Tax Consequences

        The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not discuss all the tax consequences that may be relevant to a U.S. Holder in light of such holder's particular circumstances or to U.S. Holders subject to special rules, including persons that are non-U.S. Holders, broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar, persons who hold the ordinary shares through partnerships or other pass-through entities, persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, investors that actually or constructively own 10 percent or more of our voting shares, and investors holding ordinary shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

        This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

        You are urged to consult your tax advisors regarding the foreign and United States federal, state and local tax considerations of an investment in ordinary shares.

        For purposes of this summary, the term "U.S. Holder" means an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or
(b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

        The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income (see "-New Tax Law Applicable to Dividends and Long-Term Capital Gain," below). Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See "-Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

        Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

        Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income (see "-New Tax Law Applicable to Dividends and Long-Term Capital Gain," below). Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Disposition of Ordinary Shares

        If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses, will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

        In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

        An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (the "IRS"). In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

New Tax Law Applicable to Dividends and Long-Term Capital Gain

        Under recently enacted amendments to the Code, dividends received by noncorporate U.S. Holders from certain foreign corporations, and long-term capital gain realized by noncorporate U.S. Holders, generally are subject to U.S. federal income tax at a reduced maximum tax rate of 15 percent through December 31, 2008. Dividends received with respect to ordinary shares should qualify for the 15 percent rate. The rate reduction does not apply to dividends received from PFICs, see discussion below, or in respect of certain short-term or hedged positions in common stock or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the rate reduction. U.S. Holders of ordinary shares should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Passive Foreign Investment Companies

        For U.S. federal income tax purposes, we will be considered a passive foreign investment company ("PFIC") for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

        If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund" (a "QEF election") or to "mark-to-market" your ordinary shares, as described below, dividends would not qualify for the reduced maximum tax rate, discussed above, and

          o you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

          o the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

          o gain recognized upon the disposition of ordinary shares would be taxable as ordinary income, and

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

        Alternatively, if the ordinary shares are considered "marketable stock" and if you elect to "mark-to-market" your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

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

U.S. Gift and Estate Tax

        An individual U.S. Holder of ordinary shares will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.



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

        A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the U.S. dollar). As of December 31, 2003, we had liabilities payable in NIS which are not linked to the U.S. dollar in the amount of $2.5 million and cash and receivables in the amount of $700,000 denominated in NIS. Accordingly, an increase of 1% of the NIS against the dollar would increase our financing expenses by approximately $18,000. A devaluation of 1% of the NIS against the dollar would decrease our financing expenses by the same amount. However, the amount of liabilities payable and/or cash and receivables in NIS is likely to change from time to time.

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

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
         -----------------------------------------------

               None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
          ----------------------------------------------------------------------

               None.


ITEM 15. CONTROLS AND PROCEDURES
         -----------------------

        During the year 2003, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our company's disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our company's disclosure controls and procedures are effective in timely alerting them to material information relating to our company required to be included in our company's periodic SEC filings.

        There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date we carried out the evaluation.

        It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.


ITEM 16. RESERVED.
         ---------

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
          --------------------------------

        Our board of directors has determined that Mr. Zvi Trop, one of our outside directors, meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

ITEM 16B. CODE OF ETHICS
          --------------

        We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. The code of ethics is publicly available on our website at www.rada.com. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
          --------------------------------------

Fees Paid to Independent Public Accountants

        The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants and the percentage of each of the fees out of the total amount paid to the accountants.

                                        Year Ended December 31,
                          -----------------------------------------------------
                                   2002                         2003
                          ------------------------     ------------------------
     Services Rendered      Fees       Percentages      Fees        Percentages
 ---------------------    -------      -----------     -------      -----------

 Audit ...............    $50,000          95%         $50,000        100%
 Audit-related .......     $2,500          5%             -             -
 Tax .................       -              -             -             -
 Other................       -              -             -             -
 Total ...............    $52,500         100%         $50,000        100%

Pre-Approval Policies and Procedures

        Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE
           ---------------------------------------------------------------------

        Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS
           ---------------------------------------------------------------------

Issuer Purchase of Equity Securities

        Neither we, nor any "affiliated purchaser" of our company, has purchased any of our securities during 2003.



                                    PART III

ITEM 17. FINANCIAL STATEMENTS
         --------------------

               Not applicable.

ITEM 18. FINANCIAL STATEMENTS
         --------------------


      Consolidated Financial Statements

        Index To Financial Statements.......................................F-1

        Reports of Independent Auditors.....................................F-2

        Consolidated Balance Sheets.........................................F-5

        Consolidated Statements of Operations...............................F-6

        Statements of Changes in Shareholders' Equity ......................F-7

        Consolidated Statements of Cash Flows...............................F-8

        Notes to Consolidated Financial Statements..........................F-10

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

        10.5***   2003 Employee Stock Option Plan, as amended

        10.6*     Form of warrants to directors

        10.7* Loan Agreement dated June 3, 2001 between the Registrant and Mr. Howard Yeung

        10.8* Deed of Termination of Joint Venture Agreement dated June 3, 2001, effective as of January 1, 2000 and Agreement for the acquisition of part of the issued share capital of New Reef Holding Ltd. dated June 3, 2001

        10.11*** Memorandum of Agreement dated June 23 2003 between the Registrant and Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M.

        21        List of Subsidiaries of the Registrant

        23.1 Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, Certified Public Accountants (Israel) with respect to our Registration Statements on Form F-3 and S-8

        23.2      Consent  of  Luboshitz  Kasierer,   a  Member  of  Ernst  &
                  Young Global, Certified Public Accountants (Israel) with respect to our Registration Statements on Form F-3 and S-8

        31.1 Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

        31.2 Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

        32.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

        32.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     ------------------

     * Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

     ** Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.

     *** Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference.

               RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2003


                                 IN U.S. DOLLARS






                                      INDEX

                                                                   Page
                                                               ------------

 Reports of Independent Auditors                                F-2 - F-4

 Consolidated Balance Sheets                                       F-5

 Consolidated Statements of Operations                             F-6

 Statements of Changes in Shareholders' Equity                     F-7

 Consolidated Statements of Cash Flows                          F-8 - F-9


 Notes to Consolidated Financial Statements                     F-10 - F-34




                         - - - - - - - - - - - - - - - -

ERNST & YOUNG




                         REPORT OF INDEPENDENT AUDITORS


                             To the Shareholders of

                         RADA ELECTRONIC INDUSTRIES LTD.




     We have audited the accompanying consolidated balance sheet of Rada Electronic Industries Ltd. and its subsidiary (the "Company") as of December 31, 2003 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003, and the results of their operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.





                                            /s/ Kost Forer Gabbay & Kasierer
 Tel-Aviv, Israel                              KOST FORER GABBAY & KASIERER
 March 31, 2004                              A Member of Ernst & Young Global

REPORT OF INDEPENDENT AUDITORS




To the Shareholders of
RADA ELECTRONIC INDUSTRIES LTD.
-------------------------------



     We have audited the accompanying consolidated balance sheet of Rada Electronic Industries Ltd. and its subsidiaries ("the Company") as of December 31, 2002 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Rada Electronic Industries Ltd. as of December 31, 2001 and for the year ended December 31, 2001 were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated April 28, 2002, expressed an unqualified opinion on those statements.


     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002, and the results of their operations and cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.




                                               /s/ Luboshitz Kasierer
 Tel-Aviv, Israel                                Luboshitz Kasierer
                                        An affiliate member of Ernst & Young
 June 23, 2003                                     International

This is a copy of the previously issued Independent Public Accountants' report of Arthur Andersen. The report has not been reissued by Arthur Andersen.



To the Shareholders of
RADA ELECTRONIC INDUSTRIES LTD.



     We have audited the accompanying consolidated balance sheets of Rada Electronic Industries Ltd. and its subsidiaries (the "Company") as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



Tel-Aviv, Israel                            Luboshitz Kasierer
April 28, 2002                                Arthur Andersen

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                    December 31,
                                                                            --------------------------
                                                                    Note        2003           2002
                                                                  -------   -----------   ------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                    $     467     $      570
Trade receivables (net of allowance for doubtful accounts
  of $ 214 at December 31, 2003 and 2002)                                        3,496          1,832
Other receivables and prepaid expenses                                             250             93
Costs and estimated earnings in excess of billings on
uncompleted contracts                                                  3           176              -
Inventories                                                            4           873          1,077
                                                                            -----------   ------------
Total current assets                                                             5,262          3,572
-----                                                                       -----------   ------------

LONG-TERM RECEIVABLES AND DEPOSITS:
Long-term receivables                                                  5           990            893
Leasing deposits                                                                    71             70
Severance pay fund                                                               1,511          1,334
                                                                            -----------   ------------
Total long-term receivables and deposits                                         2,572          2,297
-----                                                                       -----------   ------------

PROPERTY AND EQUIPMENT, NET                                            6         4,728          5,611
                                                                            -----------   ------------
INTANGIBLE ASSETS, NET                                                 7         1,987          3,127
                                                                            -----------   ------------
Total assets                                                                 $  14,549     $   14,607
-----                                                                       ===========   ============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans                                       8     $   1,123     $    5,697
Trade payables                                                                     640            635
Other payables and accrued expenses                                    9         3,317          2,949
Deferred revenues                                                                1,062          1,771
Billings in excess of costs and estimated earnings
  on uncompleted contracts                                             3         1,836            575
                                                                            -----------   ------------

Total current liabilities                                                        7,978         11,627
-----                                                                       -----------   ------------

LONG-TERM LIABILITIES:
Long-term loans                                                        8         1,220              -
Accrued severance pay                                                            2,048          2,043
                                                                            -----------   ------------
Total long-term liabilities                                                      3,268          2,043
-----                                                                       -----------   ------------

CONTINGENCIES, COMMITMENTS AND CHARGES                                10

MINORITY INTERESTS                                                                 425            452
                                                                            -----------   ------------
SHAREHOLDERS' EQUITY:                                                 11
Share capital
Ordinary shares of NIS 0.005 par value - Authorized:
45,000,000 shares at December 31, 2003 and 2002;
Issued and outstanding: 18,510,716 shares at
December 31, 2003 and 2002                                                         108            108
Additional paid-in capital                                                      59,139         58,785
Warrants                                                                         1,405            124
Accumulated deficit                                                            (57,774)       (58,532)
                                                                            -----------   ------------
Total shareholders' equity                                                       2,878            485
-----                                                                       -----------   ------------

Total liabilities and shareholders' equity                                   $  14,549     $   14,607
-----                                                                       ===========   ============

The accompanying notes are an integral part of the consolidated financial statements.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                      Year ended December 31,
                                                             -----------------------------------------
                                                    Note           2003           2002           2001
                                                  --------   -----------    -----------   ------------
 Revenues:                                         14,15
   Products                                                    $  8,977       $  6,773      $   5,883
   Services                                                       3,338          3,626          2,459
                                                             -----------    -----------   ------------

                                                                 12,315         10,399          8,342
                                                             -----------    -----------   ------------
 Cost of revenues:                                   14
   Products                                                       6,933          6,685          6,079
   Services                                                       2,659          2,538          1,337
                                                             -----------    -----------   ------------

                                                                  9,592          9,223          7,416
                                                             -----------    -----------   ------------

 Gross profit                                                     2,723          1,176            926
                                                             -----------    -----------   ------------

 Operating expenses:
   Research and development expenses                                  -            122            534
   Marketing, selling, general and
    administrative expenses                                       2,698          3,089          3,617
                                                             -----------    -----------   ------------

 Total operating expenses                                         2,698          3,211          4,151
                                                             -----------    -----------   ------------

 Operating income (loss)                                             25         (2,035)        (3,225)
 Financial income (expenses), net                  13a,14           708           (364)          (210)
 Other expenses, net                                13b              (2)          (290)           (30)
                                                             -----------    -----------   ------------

                                                                    731         (2,689)        (3,465)
 Minority interests in losses of subsidiary                          27            206             96
                                                             -----------    -----------   ------------

 Net income (loss)                                             $    758       $ (2,483)     $  (3,369)
                                                             ===========    ===========   ============

 Earnings (loss) per share:

   Basic net earnings (loss) per share               16        $   0.04       $  (0.15)     $   (0.24)
                                                             ===========    ===========   ============

   Diluted net earnings (loss) per share             16        $   0.04       $  (0.15)     $   (0.24)
                                                             ===========    ===========   ============



The accompanying notes are an integral part of the consolidated financial statements.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHARHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

                                Number of               Additional                           Total
                                Ordinary      Share     paid-in               Accumulated shareholders'
                                 shares      capital    capital   Warrants     deficit      equity
                               -----------  ---------- ---------- ----------  ----------- -----------

  Balance at January 1, 2001    13,816,839   $  103     $56,646    $    -      $(52,680)   $  4,069

    Net loss                             -        -           -         -        (3,369)     (3,369)
                               -----------  ---------- ---------- ----------  ----------- -----------

  Balance at December 31,
    2001                        13,816,839      103      56,646                 (56,049)        700

    Issuance of Ordinary
     shares and warrants,
     net *)                      1,938,775        2         792        41             -         835
    Conversion of loan into
     Ordinary shares and
     warrants                    2,755,102        3       1,347        83             -       1,433
    Net loss                             -        -           -         -        (2,483)     (2,483)
                               -----------  ---------- ---------- ----------  ----------- -----------

  Balance at December 31,
    2002                        18,510,716      108      58,785       124       (58,532)        485

    Adjustment of accrual
     for issuance expenses               -        -         354         -             -         354
    Fair value of warrants
     issued in connection
     with settlement of
     debt, net   *)                      -        -           -     1,267             -       1,267
    Fair value of warrants
     issued to suppliers                 -        -           -        14             -          14
    Net income                           -        -           -         -           758         758
                               -----------  ---------- ---------- ----------  ----------- -----------
  Balance at December 31,
    2003                        18,510,716   $  108     $59,139    $1,405     $(57,774)    $  2,878
                               ===========  ========== ========== ==========  =========== ===========

          *) Net of issuance expenses of approximately $ 38 and $ 115 in the years ended December 31, 2003 and 2002, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                     Year ended December 31,
                                                            -------------------------------------------
                                                                2003           2002           2001
                                                            -------------  ------------- --------------
  Cash flow from operating activities:
  ------------------------------------
    Net income (loss)                                          $    758       $ (2,483)     $ (3,369)
    Adjustments required to reconcile net income (loss)
     to net cash provided by (used in) operating
     activities:
     Loss (gain) on extinguishment of debt                       (1,013)            83             -
     Depreciation and amortization                                2,072          2,388         1,961
     Provision of long-term receivable                                -            290             -
     Loss on sale of a subsidiary                                     -              -            30
     Stock compensation expense - fair value of warrants
       issued to suppliers                                           14              -             -
     Minority interests in losses of subsidiary                     (27)          (206)          (96)
     Accrued interest and translation differences on
       long-term receivables                                        (97)           (40)           47
     Decrease (increase) in trade receivables, net               (1,664)        (1,015)           21
     Decrease (increase) in other receivables and
       prepaid expenses                                            (157)           (26)          559
     Decrease in inventories                                        204            539             7
     Decrease in costs and estimated earnings in excess
       of billings, net                                           1,085            460           181
     Increase (decrease) in trade payables                            5           (162)         (159)
     Increase (decrease) in other payables and accrued
       expenses                                                     722             63           (99)
     Decrease in deferred revenues                                 (709)          (592)          (45)
     Accrued severance pay, net                                    (172)           276             -
     Others                                                           -              -            61
                                                             -----------    -----------   ------------

  Net cash provided by (used in) operating activities             1,021           (425)         (901)
                                                             -----------    -----------   ------------

  Cash flow from investing activities:
  ------------------------------------
    Purchase of property and equipment                              (49)           (85)         (236)
    Proceeds from sale of property and equipment                      -             94             -
    Capitalization of software development costs                      -              -          (104)
    Grant of loans to employees                                       -              -            (9)
    Repayment of loans granted to employees                           -             20             -
    Sale of a subsidiary, net of cash (a)                             -              -           (14)
    Payment of leasing deposits                                      (1)           (70)            -
                                                             -----------    -----------   ------------

  Net cash used in investing activities                             (50)           (41)         (363)
                                                             -----------    -----------   ------------

  Cash flow from financing activities:
  ------------------------------------
    Proceeds from issuance of shares, net                             -            835             -
    Increase (decrease) in short-term bank credits and
     loans, net                                                  (1,074)          (223)          361
    Proceeds from issuance of loan to a related party                 -            550         1,000
    Repayment of loan to a related party                              -           (200)          (43)
                                                             -----------    -----------   ------------

  Net cash provided by (used in) financing activities            (1,074)           962         1,318
                                                             -----------    -----------   ------------

  Increase (decrease) in cash and cash equivalents                 (103)           496            54
  Cash and cash equivalents at the beginning of the year            570             74            20
                                                             -----------    -----------   ------------

  Cash and cash equivalents at the end of the year             $    467       $    570      $     74
                                                             ===========    ===========   ============

The accompanying notes are an integral part of the consolidated financial statements.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                     Year ended December 31,
                                                           -------------------------------------------
                                                               2003           2002           2001
                                                           -------------  ------------- --------------
  Non-cash transactions:
  ----------------------
    Conversion of shareholder's loan into Ordinary
     shares and warrants                                       $      -       $  1,350      $       -
                                                             ===========    ===========   ============
    Fair value of warrants issued in connection with           $  1,305       $      -      $       -
     settlement of debt
                                                             ===========    ===========   ============
     Adjustment of accrual for issuance expenses               $    354       $      -      $       -
                                                             ===========    ===========   ============

  Supplemental disclosures of cash flow activities:
  -------------------------------------------------
    Net cash paid during the
    year for:
     Income taxes                                              $      5       $      7      $      13
                                                             ===========    ===========   ============
     Interest                                                  $    240       $    326      $     525
                                                             ===========    ===========   ============

 (a)      Sale of a subsidiary (Jetborne):
          --------------------------------
          Working capital (excluding cash and
            cash equivalents)                                                                   $  69
          Property and equipment                                                                    2
          Long-term assets                                                                        238
          Minority interest                                                                        (3)
          Loss on realization                                                                     (30)
          Long-term receivable                                                                   (290)
                                                                                                ------
                                                                                                $ (14)
                                                                                                ======




The accompanying notes are an integral part of the consolidated financial statements.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 1:- GENERAL

          a. RADA Electronic Industries Ltd., an Israeli corporation (the "Company") is engaged in the development, manufacturing and sale of Automated Test Equipment ("ATE") products, avionics equipment and aviation data acquisition and debriefing systems.


          b. As reflected in the consolidated financial statements, as of December 31, 2003, the Company had an accumulated deficit of $ 57,774 and a working capital deficiency of $ 2,716. During 2003, the Company entered into a restructuring agreement with its banks with respect to $ 3,451 of its debt and recorded a gain on restructuring of approximately $ 1,000 (see Note 11c). Subsequent to balance sheet date, one of its banks also agreed to extend the payment terms of a short-term loan and, as a result, approximately $ 1,200 of the loan was reclassified to long-term debt. Management believes that the abovementioned agreement and the anticipated cash flows from operations will enable the Company to finance its operations at least through December 31, 2004.

          c.   The  Company  operates  a test  and  repair  shop  using  its ATE products in Beijing, China through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS" or "subsidiary"). CACS was established with a third party, which owns the remaining 20% equity interest.

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

          e.   As for major customers, see Note 15.

          f. The Company changed the estimated useful life of the remaining intangible assets associated with its Aircraft Test Systems Programs Sets ("TPS"s) from five to ten years. The effect of change in estimate on the net income and net earnings per share for the year ended December 31, 2003, resulted in a decrease of $136 and $0.01, respectively. The annual expected effect of this change of estimate for the following years resulted in a decrease of approximately $116 and $0.01 on net income and on net earnings per share, respectively.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

          a.   Use of estimates:

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

          b.   Financial statements in U.S. dollars:

               Most of the Company's revenues are generated in U.S. dollars ("dollar"). In addition, a significant portion of the Company's costs is incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

               Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate. The representative exchange rate at December 31, 2003 was U.S. $ 1.00 = NIS 4.379.

          c.   Basis of consolidation:

               The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Intercompany transactions and balances including profit from intercompany sales not yet realized outside the group, have been eliminated upon consolidation.

          d.   Cash equivalents:

               All highly liquid investments that are readily convertible to cash and are not restricted with original maturity of three months or less are considered cash equivalents.

          e.   Inventories:

               Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, and for market prices lower than cost. As for write-offs included in these financial statements, see Note 4.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Cost is determined as follows:

               Raw materials and components- using "the first-in, first-out" cost method.

               Work in progress - represents the cost of manufacturing with the addition of allocable indirect manufacturing costs. Costs of work in progress is determined as follows: raw materials - as mentioned above and manufacturing costs on an average basis.

               Amounts related to long-term contracts as determined by the percentage of completion method of accounting are recorded as "Costs and estimated earnings in excess of billings."

          f.   Intangible assets:

               Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or
               (ii) the straight-line method over the estimated useful life of the product. The Company assesses the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. As for impairment charges included in these financial statements, see Note 7.

          g.   Property and equipment:

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are as follows:

                                                          %
                                                   --------------
               Factory and other buildings             2.5 - 4
               Machinery and equipment                 10 - 33
               Office furniture and equipment           6 - 33

               Leasehold improvements are amortized over the shorter of the estimated useful life or the lease period.

               Assets, in respect of which investment grants have been received, are presented at cost less the related grant amount. Depreciation is based on net cost.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          h.   Impairment of long-lived assets:

               The Group's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. As for write-down charges included in these financial statements, see Note 6.

          i.   Research and development costs:

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

               Research and development costs incurred in the process of developing product masters, product enhancements and the Company's TPS software library, integrated with the Company's test station, are generally charged to expenses as incurred.

               Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release, have been capitalized.

          j.   Income taxes:

               The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          k.   Severance pay:

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

               Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2003, 2002 and 2001 amounted to $132, $541 and $194, respectively.

          l.   Fair value of financial instruments:

               The following methods and assumptions were used by the Company in estimating fair value and disclosures for financial instruments.

               The carrying amount of cash and cash equivalents, trade receivables, short-term bank credits, long term deposits and loans and trade payables approximate their fair value due to the short-term maturity of these instruments.

               Long-term loans are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

          m.   Concentrations of credit risk:

               Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, long-term deposits, trade receivables and long-term receivables.

               Cash and cash equivalents are mainly held in U.S. dollars with major banks in Israel. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

               The Company's trade receivables are derived from sales to large and solid organizations located mainly in the United States, Europe and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to these amounts that the Company has determined to be doubtful of collection. The allowance is computed for specific debts and the collectibility is determined based upon the Company's experience.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               The Company granted loans in prior years to its former CEO and a former officer amounting to approximately $983 and $890 including interest as of December 31, 2003 and 2002, respectively. These loans are unsecured and the Company is currently in litigation with its former CEO and a former officer regarding such loans. If not paid, the Company will incur a loss equal to the amount of the loans.

               The Company has no off-balance sheet credit risks.

          n.   Warranty:

               In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the liability from these warranties is immaterial at balance sheet date.

          o.   Share based compensation:

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

               The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation - transition and disclosure" ("SFAS No. 148"), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

               Pro forma information regarding the Company's net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

               The fair value for these options was estimated at the date of grant, using the Black and Scholes Option Valuation Model, with the following weighted-average assumptions for each of the three years in the period ended December 31, 2003: (1) expected life of option of two years; (2) dividend yield of 0%; (3) expected volatility of 31% (24% - 2002, 36% - 2001); and (4) risk-free interest rate of 1% (2% -2002, 5% - 2001). The compensation expense is amortized over the vesting period of the options.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               If deferred compensation had been determined under the above mentioned fair value method, the effect on the Company's share based compensation cost, net income (loss) and net earnings
               (loss) per share would have been immaterial for all the reported periods.

               The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the date of grant.

          p.   Revenue recognition:

               The Company generates revenues mainly from the sale of products, and from long-term fixed price contracts for ATE, avionics and ground debriefing systems. In addition, the Company leases ATE and provides manufacturing, development and product support services.

               Product revenues:

               In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB No. 104") which revises or rescinds certain sections of SAB No. 101 "Revenue Recognition," in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company's consolidated results of operations, consolidated financial position or consolidated cash flows.

               Revenues from sales of products and aircraft spare parts are recognized in accordance with SAB 104, according to which revenue is recognized when shipment has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation remains and collectibility is probable.

               Revenues from certain long-term fixed price contracts are recognized in accordance with Statement of Position No. 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method. The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. As of December 31, 2003, no such estimated losses were identified. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Company expects to perform its contractual obligations and its licensees are expected to satisfy their obligations under the contract.

               According to SOP 81-1, costs that are incurred for a specific anticipated contract are being deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract. Such deferred costs are recorded as unbilled contract costs.

               In November 2002, Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes". EITF Issue No. 00-21 also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement.

               Revenues from certain arrangements may include multiple elements within a single contract. The Company's accounting policy complies with the revenue determination requirements set forth in EITF 00-21, relating to the separation of multiple deliverables into individual accounting units with determinable fair values. The Company's arrangements are accounted for as one unit of accounting.

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

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          q.   Basic and diluted net earnings (loss) per share:

               Basic net earnings (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year in accordance with statement of Financial Accounting Standards No. 128, "Earnings Per Share". Options and warrants to purchase 14,862,237, 13,718,037 and 2,359,894 Ordinary shares have been excluded from the computation of diluted net loss per share for the years ended December 31, 2003, 2002 and 2001, respectively, because their effect is anti-dilutive for all periods presented.

          r.   Recently issued accounting pronouncements:

               In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provided a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

               In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligations to absorb losses or the right to receive returns generated by its operations.

               FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority for the VIE's losses) or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is no required to consolidate but in which it has a significant variable interest. The Company will apply the provisions of FIN 46 as of March 31, 2004. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 3:- CONTRACTS IN PROGRESS

          Amounts included in the financial statements, which relate to costs and estimated earnings in excess of billings on uncompleted contracts are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Summarized below are the components of the amounts:

          a. Costs and estimated earnings in excess of billings on uncompleted contracts

                                                        December 31,
                                               -------------------------------
                                                    2003             2002
                                               --------------   --------------

      Costs incurred on uncompleted contracts   $  862            $     -
      Estimated earnings                           324                  -
                                               --------------   --------------
                                                 1,186                  -
      Less - billings and progress payments      1,010                  -
                                               --------------   --------------
                                                $  176            $     -
                                               ==============   ==============

          b. Billings in excess of costs and estimated earnings on uncompleted contracts:

                                                        December 31,
                                               -------------------------------
                                                   2003             2002
                                               --------------   --------------

       Costs incurred on uncompleted contracts  $  3,711         $  1,453
       Estimated earnings                          1,019              756
                                               --------------   --------------
                                                   4,730            2,209
       Less - billings and progress payments       6,566            2,784
                                               --------------   --------------
                                                $  1,836         $    575
                                               ==============   ==============

NOTE 4:- INVENTORIES

                                                       December 31,
                                               ------------------------------
                                                   2003             2002
                                               -------------    -------------
            Raw materials and components         $  668          $  713
            Work in progress                        112             364
            Finished goods                           93               -
                                               -------------    -------------
                                                 $  873          $1,077
                                               =============    =============

          Write-down of inventories for the years ended December 31, 2003, 2002 and 2001 amounted to $0, $623 and $0 respectively. The write-off in 2002 was for excess and slow moving inventories and was included in cost of revenues.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 5:- LONG-TERM RECEIVABLES

                                                            December 31,
                                                    ----------------------------
                                                        2003           2002
                                                    -------------  -------------

     Loan to former chief executive officer (1)      $   705        $   636
     Loan to a former officer (1)                        278            251
     Loan to Jetborne (2)                                290            290
     Loans to employees                                    7              6
                                                    -------------  -------------
                                                       1,280          1,183
     Less - allowance for doubtful accounts (2)         (290)          (290)
                                                    -------------  -------------
                                                     $   990        $   893
                                                    =============  =============

               (1) The loans to the former officers are in New Israeli Shekels linked to the Israeli Consumer Price Index ("CPI") and bear interest of 4% per annum. The loans were granted from 1989 through 1997. The Company is currently in litigation with its former CEO and the former officer - see Note 10a.

               (2) Loan to Jetborne - On December 31, 2001, the Company sold its 75% ownership in Jetborne in consideration for one dollar. Jetborne will repay the Company the outstanding loan, including accrued interest within ten years from the date of the agreement. In addition, Jetborne is committed to pay the Company royalties as a percentage of the gross revenues of Jetborne, which are derived from the inventory held by Jetborne as of December 31, 2001. It was agreed that any payments on account of the royalties will be deducted from the outstanding loan. In any event, the loan should be repaid no later than the tenth anniversary of the agreement. The outstanding loan is presented at an estimated discounted fair value of $290, net of a provision recorded for the entire amount of the outstanding loan, due to doubt of collectibility (see Note 13b).

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 6:- PROPERTY AND EQUIPMENT, NET

                                                          December 31,
                                                  ------------------------------
                                                      2003             2002
                                                  -------------    -------------
            Cost:
              Factory building                     $     1,940       $    1,940
              Other building                             1,042            1,042
              Machinery and equipment                   13,044           12,996
              Office furniture and equipment               459              458
              Leasehold improvements                        20               20
                                                  -------------    -------------
                                                        16,505           16,456
                                                  -------------    -------------
            Accumulated depreciation:
              Factory building                           1,132            1,061
              Other building                               175              130
              Machinery and equipment                   10,145            9,365
              Office furniture and equipment               305              278
              Leasehold improvements                        20               11
                                                  -------------    -------------
                                                        11,777           10,845
                                                  -------------    -------------
            Depreciated cost                       $     4,728       $    5,611
                                                  =============    =============

          The Company's factory building in Beit-Shean, Israel, is located on land leased from the Israel Lands Administration until the year 2034.

          Depreciation expense was $932, $918 and $1,103 for the years ended December 31, 2003, 2002 and 2001, respectively. Write-down of property and equipment, which is not in use by the Company, was $0, $490 and $200 for the years ended December 31, 2003, 2002 and 2001, respectively. The write-downs were included in cost of revenues.

          As for charges, see Note 10e.


NOTE 7:- INTANGIBLE ASSETS, NET

                                                      December 31,
                                               -----------------------------
                                                  2003             2002
                                               ------------    -------------
            Test Systems Programs Sets:
              Cost                             $    8,275       $    8,275
              Less - accumulated amortization       6,288            5,148
                                               ------------    -------------
            Amortized cost                     $    1,987       $    3,127
                                               ============    =============

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 7:- INTANGIBLE ASSETS, NET (Cont.)

          Amortization expense was $382, $730 and $607 for the years ended December 31, 2003, 2002 and 2001, respectively. The expected amortization expense in the next five years is approximately as follows:

            2004                                  $ 275
            2005                                    275
            2006                                    275
            2007                                    275
            2008                                    177
                                                  ------
                                                  $1,277
                                                  ======

          Impairment of intangible assets was $758, $251 and $51 for the years ended December 31, 2003, 2002 and 2001, respectively included in cost of revenues. The impairment was recorded since the Company did not anticipate future revenues on specific TPSs. The weighted average useful life of the intangible assets is eight years.


NOTE 8:- LOANS AND SHORT-TERM BANK CREDIT

                                                                   December 31,
                                                           ------------------------------
                                                               2003             2002
                                                           -------------    -------------
            Short-term:
              Current maturities of long-term loan in U.S.
                dollars (1)                                 $       180       $    3,965
              Short-term bank loan in U.S. dollars (2)                -            1,000
              Short-term bank credits in NIS (3)                    943              732
                                                           -------------    -------------
                                                            $     1,123       $    5,697
                                                           =============    =============
            Long-term:
              Loans in U.S. dollars (1)                     $     1,220       $        -
                                                           =============    =============
            The loans mature as follows:
            December 31,
            ----------------

             2004 (current maturity)
             2005                                           $       180
             2006                                                   420
                                                                    800
                                                           -------------
                                                            $     1,400
                                                           =============


               (1) The interest rate at December 31, 2003 is between 4.25%-5.13% (December 31, 2002 between 2.4% - 4.9%). The weighted  average  interest  rate as of December 31, 2003 is
                    4.25 % (December 31, 2002 - 4.6%).

               (2)  The interest rate at December 31, 2002 is 4.4%.

               (3) The interest rate at December 31, 2003 is 8% (December 31, 2002 - 11.4%).

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 8:- LOANS AND SHORT-TERM BANK CREDIT (Cont.)

          During 2003, the Company restructured a portion of its debt with its banks (see Note 11c). In addition, subsequent to balance sheet date, one of the banks agreed to extend the payment terms of a short-term loan of $1,400 to 2006. As a result, $1,220 of the loan was reclassified to long-term debt.

          The total authorized credit line of the Company at December 31, 2003 is $1,285 (of which $943 was utilized).

          As for collateral, see Note 10e.


NOTE 9:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                           December 31,
                                                   -----------------------------
                                                       2003             2002
                                                   -------------    ------------

          Payroll and related accruals               $      860       $      940
          Provision for legal proceedings                   748              594
          Accrued royalties                                 644              662
          Accrued commissions                               491                -
          Other                                             574              753
                                                     -----------      ----------
                                                     $    3,317       $    2,949
                                                     =============    ==========

NOTE 10:- CONTINGENCIES, COMMITMENTS AND CHARGES

          a. As of December 31, 2003, the Company was a party to various legal proceedings, including the following:

               1. In June 1998, the Company's Board of Directors accepted the resignation of the Company's former CEO. In December 1998, the former CEO commenced legal proceedings against the Company in the Tel Aviv Labor Court, claiming approximately $ 500 in respect of salary, severance pay, vacation pay and other fringe benefits. The former CEO also claimed that a personal loan that was provided to him by the Company had been forgiven. In May 2001, an additional claim of approximately $ 230 was filed by the former CEO against the Company in the Tel-Aviv District Court for damages allegedly caused to him as a result of attachment imposed on certain of his assets by the Company that was subsequently cancelled by the Court. In addition, in 2001, the Company filed a claim against a former director in event the former CEO's claim in the Labor Court is accepted by the court, damages in the amount of $ 250 should be covered by the former director. The Company filed additional lawsuits against the former CEO and a former director in the amount of $ 250 for funds that they allegedly transferred from the Company to a third party. In September 1999 and in 2001, the Company filed lawsuit against the former CEO and the former director with the District Court of Tel Aviv in the amount of $ 1,400 for damages caused to the Company in the purchase of a subsidiary and negligence of management. In August 2000, the Company filed an additional lawsuit against the former CEO in the amount of approximately $ 460 regarding the repayment of the loan provided to the former CEO. Legal counsel believes that the Company has a valid defense against all claims made against it.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 10:- CONTINGENCIES, COMMITMENTS AND CHARGES (Cont.)

               2. In 1999 and 2000, the former CEO and his son filed a number of complaints against the Company's president and are seeking damages for alleged slander by the defendant in the amount of approximately $750. In the opinion of Company's legal counsel, the Company has a strong defense against the allegations.

               3. In 2000, a former employee and officer of the Company filed a claim against the Company with the Tel Aviv Labor Court claiming approximately $580 in respect of severance pay, vacation pay and other fringe benefits. In 2001, the Company filed a counter-claim in the amount of $300 in respect of the repayment of a personal loan that was provided to the former employee. In the opinion of the Company's legal counsel, the Company has a strong defense against the allegations.

               4. In 2001, a former director filed a claim against the Company, whereby he claims that he is entitled to 600,000 options to purchase Ordinary shares of the Company. Legal counsel believes that the claim does not have any merit.

               5. In 2002, a claim was filed against the Company, whereby an individual claims that it served as an agent in an agreement signed between the Company and a customer and is entitled to commissions in the amount of $250. In the opinion of Company's legal counsel, the Company has a strong defense against the allegations.

               6. The Company is involved from time to time in various legal claims in the ordinary course of business, including claims by agents and others for commissions, royalties and others The Company has accrued an amount which it believes is sufficient to cover any damages, if any, that may result from these claims. The Company's management, based on the advice of its legal counsel, believes that such claims will not have a material adverse effect on the financial position or results of operations of the Company.

          b. The Company's research and development efforts have been partially financed through royalty bearing programs sponsored by the Office of the Chief Scientist of the Ministry of Industry and Trade of Israel ("OCS"). In return for the OCS's participation, the Company is committed to pay royalties at a rate ranging from 3 % to 5% of sales of the products supported by the OCS, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued totaled approximately $630 as of December 31, 2003.

               The total amount of royalties charged to operations in the years ended December 31, 2003, 2002 and 2001 was approximately $73, $98 and $153, respectively.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 10:- CONTINGENCIES, COMMITMENTS AND CHARGES (Cont.)

          c. Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and Development Fund ("BIRD") Foundation. The Company is committed to pay royalties to the BIRD Foundation at a rate of 2.5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $1,890 as of December 31, 2003. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

               The total amount of royalties charged to operations for the years ended December 31, 2003, 2002 and 2001 was approximately $15, $13 and $13, respectively.

          d. The Netanya offices of the Company are rented under a non-cancelable operating lease expiring by January 31, 2005. In addition, certain of the Company's vehicles and computers are under operating leases. Annual minimum future rental payments under these leases, at exchange rates in effect on December 31, 2003, are approximately as follows:

                 2004              $ 505
                 2005                192
                 2006                 20
                                   -----
                                   $ 717
                                   =====

               Lease expense for the years ended December 31, 2003, 2002 and 2001 was $447, $277 and $195, respectively.

          e. Floating charges have been recorded on all of the Company's assets and specific charges have been recorded on certain assets in respect of the Company's liabilities to its banks and other creditors.

          f. The Company obtains bank guarantees on behalf of its customers and suppliers in the ordinary course of business. The total amount of bank guarantees as of December 31, 2003 is approximately $3,458.


NOTE 11:- SHAREHOLDERS' EQUITY

          a.   Share capital:

               Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

               In June 2002, the Company issued 1,938,775 Ordinary shares in a private placement to certain investors in consideration for an aggregate amount of $950 ($835, net of issuance expenses). The shares were issued at a 30% discount from the Ordinary share price on Nasdaq at the date of issuance, which is deemed to be the fair value of a "restricted" Ordinary share. See c. below for warrants issued to investors.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

               In June 2002, the Company issued 2,755,102 Ordinary shares in a private placement to a shareholder in consideration for conversion of a loan that was given to the Company in the amount of $1,350. The shares were issued at the same price as the shares issued in the 2002 private placement described above. See c. below for warrants issued to a shareholder.

               In March 2001, the Company effected a 2.5 to 1 reverse stock split with respect to its Ordinary shares. All shares, stock options, warrants and net loss per share amounts in these financial statements have been restated for all prior periods to reflect the reverse stock split.

          b.   Stock option plans:

               In 1994, 1996, 1999 and 2003 the Company's Board of Directors approved the adoption of Employee Stock Option Plans (the "Plans"), which authorized the grant of options to purchase up to an aggregate of 200,000, 240,000, 1,040,000 and 2,000,000
               Ordinary shares, respectively, to officers, directors, consultants and key employees of the Company and its subsidiaries. Options granted under the Plan expire within maximum of ten years from adoption of the plan. The Plans will expire in 2004, 2006, 2009 and 2013, respectively, unless sooner terminated by action of the Board of Directors. Options granted under the Company's Plans vest ratably over three years, one third on each anniversary of the grant.

               The exercise price of an option granted to an employee may not be less than 60% of the fair market value of the Ordinary shares on the date of grant of the option. The exercise price of an option granted to a non-employee director or consultant may not be less than 80% of the fair market value of the Ordinary shares on the date of grant of the option.

               Any options that are cancelled or forfeited before expiration, become available for future grants.

               At December 31, 2003, 2,110,800 options were available for grant under the Plans described above.

               In 2003, the Company granted suppliers/consultants, options to purchase 100,000 Ordinary shares at an exercise price ranging from $0.69 - $2.00. At the grant date, the fair value of the options was determined using the Black and Scholes pricing model assuming a risk free rate of 1%, a volatility factor ranging from 30% to 70%, dividend yield of 0% and a contractual life of two to five years. In relation to the options, the Company recorded $14 as operating expenses.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

               Transactions related to the above plans (including warrants to directors) during the years ended December 31, 2003, 2002 and 2001 were as follows:

                                                          Year ended December 31,
                                      ---------------------------------------------------------------
                                              2003                 2002                  2001
                                      -------------------- --------------------- --------------------
                                                  Weighted              Weighted              Weighted
                                       Amount     average   Amount      average    Amount     average
                                         of      exercise     of        exercise     of      exercise
                                       options     price    options      price    options     price
                                      ---------- --------- ----------  --------- ---------- ---------
                 Options
                   outstanding at
                   beginning of year    526,000   $  4.89  1,638,000   $   5.48   1,742,000   $   5.40
                 Granted                998,000      0.84          -          -           -          -
                 Forfeited or
                   cancelled           (154,800)     6.34 (1,112,000)      5.76    (104,000)      4.78
                                      ----------           ----------             ----------
                 Options
                   outstanding at
                   end of year        1,369,200   $  1.77    526,000   $   4.89   1,638,000   $   5.48
                                      ========== ========= ==========  =========  ========== =========
                 Exercisable
                   options at end
                   of year              760,533   $  2.56    411,600   $   4.85     949,200   $   4.71
                                      ========== ========= ==========  =========  ========== =========


               No options were granted in 2002 and 2001. The weighted average fair value of options granted in 2003 was immaterial. No compensation expense was recorded for the years ended December 31, 2002 and 2001, respectively.

               The  following  table   summarizes   information   about  options
               outstanding and exercisable at December 31, 2003:


                                           Options outstanding                Options exercisable
                                 ----------------------------------------  --------------------------
                                                Weighted
                                                 average      Weighted                     Weighted
                   Range of       Amount at    remaining      average       Amount at      average
                   exercise      December 31,  contractual    exercise     December 31,    exercise
                     price          2003          life         price           2003          price
                 --------------  ------------  -----------  -------------  --------------  ----------
                                                 (years)
                                               -----------

                  $ 0.69 - 1.00      843,000       9.52       $ 0.70           334,333       $ 0.72
                  $ 1.34 - 2.00      155,000       9.76         1.57            55,000         2.00
                  $ 3.09 - 4.13      219,600       5.55         3.41           219,600         3.41
                  $ 4.88 - 6.75      151,600       5.23         5.56           151,600         5.56
                                 ------------               -------------  --------------  ----------
                                   1,369,200                  $ 1.77           760,533       $ 2.56
                                 ============               =============  ==============  ==========


                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

          c.   Warrants:

               As of December 31, 2003, warrants to purchase 18,074,032 Ordinary shares were outstanding.

               On June 22, 2003, the Company signed a memorandum of agreement, pursuant to which it entered into an agreement with Bank Hapoalim B.M. and Bank Leumi le-Israel B.M. (the "Banks") to restructure a portion of the debt owed to the Banks. The closing took place on September 24, 2003 (the date of the consummation of the transaction). The carrying value of the restructured debt was $3,451. As part of the restructuring, the Company issued 3,781,995 warrants to the Banks, paid cash of $1,100 and the Banks forgave the remaining debt. The warrants issued to the Banks have an exercise price equal to par value of the shares and a term of 2.5 years. The warrants have a lock-up period of 21 months. The Banks have a put option to sell the warrants to the Company's major shareholder for a consideration of $1,251. The put option is exercisable by the Banks only once during the period of 45 days commencing after the end of the period of 18 months from the date of the agreement. In addition, the Banks granted the Company's major shareholder a call option that requires the Banks to sell the warrants to the shareholder at the exercise price of the put option with an additional payment equal up to 25% of the increase in the market share price from the date of the agreement up to a maximum of $0.14 per warrant. The call option may be exercised by the shareholder during the period of 18 months from the date of the agreement and during a period of 45 days commencing after the termination of the put option. The Banks also received 1,100,000 warrants having an exercise price of $2.00 per share, and a term of five years.

               The  transaction  was  recorded  in  accordance  with FAS No. 15,
               "Accounting by Debtors and Creditors for Troubled Debt Restructurings". The warrants issued to the Banks were recorded at fair value ($1,267, net of issuance expenses). The fair value of the warrants was based on the value of an Ordinary share at the consummation date of the transaction (based on a valuation of the warrants prepared by a valuation expert). The difference between the consideration paid to the Banks and the carrying amount of the debt of $1,013, was recognized as a gain on restructuring of debt, net of issuance expenses, presented in financial income (expenses), net, in the statement of operations.

               In June 2002, in connection with the private placement described above, the investors were issued warrants to purchase 4,302,041 of the Company's Ordinary shares. Such warrants are valid for five years and are exercisable during the first 36 months after issuance at an exercise price of $ 2 per share, and thereafter, during the following 24 month period, at an exercise price which will be equal to the higher of: (i) $2 per share or (ii) 50% of the average closing price during the ten trading days prior to the exercise date. The proceeds allocated to the warrants, based on the relative fair value of the warrants and shares issued amounted to $41.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

               In June 2002, in connection with the conversion of a loan that was given to the Company by a shareholder in the amount of $1,350 as described in a. above, the Company issued the shareholder warrants to purchase 8,265,306 Ordinary shares. Such warrants have the same terms as the warrants described above. The proceeds allocated to the warrants, based on the relative fair value of warrants and shares issued amounted to $78. The benefit arising on conversion of the loan amounting to $83, was recorded as interest expense.

               The fair value of the warrants described above was estimated using Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rate of 2%, dividend yield of 0%, expected volatility of 24%, and expected life of warrant of five years.

               In May 2000, warrants to purchase 388,778 Ordinary shares were issued to investors who participated in the February 2000 private placements, at an exercise price of $2.75 per share, exercisable until June 2003. During 2003, the Company extended the expiration date of the warrants to June 2004. The extension was accounted for in accordance with FIN No. 44, by applying a new measurement date, which resulted in no additional compensation expense. As of December 31, 2003, no shares were issued in respect to the abovementioned warrants.

NOTE 12:- TAXES ON INCOME

          a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

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

          b. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

               The Company has been granted by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 ("the Law") an "Approved Enterprise" status for one investment program in the alternative benefit program. Since the Company is a "foreign investors' company", as defined by the Law, it is entitled to a ten-year period of benefits, for enterprises approved after April 1993. The main tax benefit from the said status is a tax exemption for two years, and eight years of a reduced tax rate (based on the percentage of foreign shareholding in each tax year
               - 15%-20% tax rate) on income from its approved enterprise, for the remainder of the benefit period commencing with the first year in which the approved enterprise reports taxable income. The commencement of the benefit period is subject to a limitation of the earlier of twelve years from commencement of operations, or fourteen years from receipt of approval. As the Company has not yet reported any taxable income, the benefit period has not yet commenced. Given the aforementioned conditions, the above benefit program will expire in 2004.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

               In the event of a distribution of cash dividends out of tax-exempt income, the Company will be liable to corporate tax at a rate of 25% in respect of the amount distributed.

               Income from sources other than the Approved Enterprise during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

               The  Company is entitled to charge  accelerated  depreciation  in
               respect  of  machinery  and   equipment   used  by  the  Approved
               Enterprise.

               The entitlement to the above mentioned benefits is conditional upon the Company's fulfilling the conditions stipulated by the above mentioned law, regulations published hereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences, to the CPI and interest. As at December 31, 2003, management believes that the Company complies with the aforementioned conditions.

          c. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

               The Company is an "Industrial Company" under the Law for the Encouragement of Industry. The principal benefit from the above law is the deduction of expenses in connection with a public offering.

          d. As of December 31, 2003, the net operating loss carryforward for tax purposes relating to the Company in Israel amounted to approximately $43,000. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

               As  of  December  31,  2003,   carryforward  losses  relating  to
               non-Israeli companies (U.S. and China), amounted to approximately $9,750.

               As the Company believes that the tax assets in respect of these carryforward losses amounting to approximately $19,000 is not more likely than not to be realized, the Company has recorded a valuation allowance in respect of the entire amount of the deferred tax asset relating to the carryforward losses.

          e.   Income (loss) before income taxes:

                                           Year ended December 31,
                                  -----------------------------------------
                                      2003           2002          2001
                                  ------------   ------------   -----------
                 Domestic           $     867      $  (2,175)     $ (2,837)
                 Foreign                 (109)          (308)         (532)
                                  ------------   ------------   -----------
                                    $     758      $  (2,483)     $ (3,369)
                                  ============   ============   ===========

          f. The main reconciling items between the statutory tax rate of the Company and the effective tax rate is the valuation allowance recorded in respect of the tax assets relating to net operating loss carryforwards and other temporary differences due to the uncertainty of the realization of such tax assets.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

          g.   Amendment 132 to Israel's Income Tax Ordinance:

               In July 2002, Amendment No. 132 to Israel's Income Tax Ordinance ("the Amendment") was approved by the Israeli parliament and is effective as of January 1, 2003. The principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employment income.

               There are no material implications of the Amendment applicable to the Company, except certain modifications in the qualified taxation tracks of employee stock options. As a result, in 2003, the Company entered into the 2003 share option plan.


NOTE 13:- SELECTED STATEMENTS OF OPERATIONS DATA

          a.   Financial income (expenses), net:

                                                                     Year ended December 31,
                                                            -----------------------------------------
                                                                2003           2002          2001
                                                            ------------   ------------   -----------
                 Income:
                   Gain on restructuring of debt, net
                     (see Note 11c)                           $   1,013      $       -      $      -
                   Foreign currency exchange differences              -            169           335
                   Interest on cash equivalents                       9              4            33
                                                            ------------   ------------   -----------
                                                                  1,022            173           368
                                                            ------------   ------------   -----------
                 Expenses:
                   Foreign currency exchange differences             22              -             -
                   Interest on short-term loans and
                     other credit balances                          230            253           424
                   Bank commissions                                  59             96            63
                   Interest to related parties                        -             89            61
                   Loss on extinguishment of debt                     -             83             -
                   Others                                             3             16            30
                                                            ------------   ------------   -----------
                                                                    314            537           578
                                                            ------------   ------------   -----------
                                                              $     708      $    (364)     $   (210)
                                                            ============   ============   ===========

          b.   Other expenses, net:

                 Impairment of loan to Jetborne (see
                   Note 5)                                    $       -      $    (290)     $      -
                 Loss on sale of subsidiary                           -              -           (30)
                 Others, net                                         (2)             -             -
                                                            ------------   ------------   -----------
                                                              $      (2)     $    (290)     $    (30)
                                                            ============   ============   ===========

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 14:- RELATED PARTY TRANSACTIONS

          There are no related party balances as of December 31, 2003 and 2002. Related party transactions reflected in the statement of operations for the years ended December 31, 2003, 2002 and 2001 are as follows:

                                                 Year ended December 31,
                                           -----------------------------------
                                              2003        2002         2001
                                           ----------  ----------   ----------
     Related party (*):

       Revenues                             $       -   $     394     $      -
                                           ==========  ==========   ==========
       Purchases                            $       -   $       -     $     43
                                           ==========  ==========   ==========
     Shareholder:

       Interest expense                     $       -   $      89     $     61
                                           ==========  ==========   ==========

       Loss on extinguishment of loan       $       -   $      83     $      -
                                           ==========  ==========   ==========

     (*) A company controlled by Company shareholder.

     See also Note 11c.


NOTE 15:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

          a. In accordance with Statement of Financial Accounting Standards No. 131 "Disclosures About Segments of an Enterprise and Related Information", the Company is organized and operates as one business segment, which develops, manufactures and sells ATE products, avionics equipment and aviation data acquisition and debriefing systems.

          b.   Revenues by geographic areas:

               Revenues are attributed to geographic area based on the location of the end customers as follows:

                                              Year ended December 31,
                                     -----------------------------------------
                                         2003           2002          2001
                                     ------------   ------------   -----------

                 North America         $   5,115      $   6,671      $   3,931
                 Europe                    3,436          1,599          1,826
                 Israel                    3,224          1,442          1,963
                 Others                      540            687            622
                                     ------------   ------------   -----------
                 Total                 $  12,315      $  10,399      $   8,342
                                     ============   ============   ===========

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 15:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

          c.   Major customers:

               Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues, are as follows:

                                           Year ended December 31,
                                  -----------------------------------------
                                      2003           2002          2001
                                  ------------   ------------   -----------
                                                      %
                                  -----------------------------------------

                 Customer A             11             *)             12
                 Customer B             12             *)             *)
                 Customer C             22             34             *)
                 Customer D             14             19             16
                 Customer E              -             *)             17
                 Customer F             19             *)              -


                  *) Less than 10%.

          d.   Long lived assets by geographic areas:

                                               December 31,
                                 -----------------------------------------
                                     2003           2002          2001
                                 ------------   ------------   -----------

                 Israel           $5,179         $6,977         $ 8,691
                 China             1,536          1,761           2,444
                                 ------------   ------------   -----------
                                  $6,715         $8,738         $11,135
                                 ============   ============   ===========

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 16:- NET EARNINGS (LOSS) PER SHARE

          The following table sets forth the computation of basic and diluted net earnings (loss) per share:

                                                                     Year ended December 31,
                                                            -----------------------------------------
                                                                2003           2002          2001
                                                            ------------   ------------   -----------
                                                                                %
                                                            -----------------------------------------
                 Numerator:

                 Net income (loss)                           $      758     $   (2,483)    $  (3,369)
                                                            ============   ============   ===========
                 Denominator:

                 Weighted average number of shares
                   of Ordinary stock outstanding
                   during the year used to compute
                   basic net earnings (loss) per
                   share (in thousands)                          18,511         16,555        13,817
                 Incremental shares attributable to
                   exercise of outstanding options
                   (assuming proceeds would be used to
                   purchase Treasury stock) (in
                   thousands)                                     1,193              -             -
                                                            ------------   ------------   -----------
                 Weighted average number of shares
                   of Ordinary stock outstanding
                   during the year used to compute
                   diluted net earnings (loss)
                   per share (in thousands)                      19,704         16,555        13,817
                                                            ============   ============   ===========
                 Basic net earnings (loss) per share          $    0.04      $   (0.15)     $  (0.24)
                                                            ============   ============   ===========
                 Diluted net earnings (loss) per share        $    0.04      $   (0.15)     $  (0.24)
                                                            ============   ============   ===========




                       - - - - - - - - - - - - - - - - - -

                               S I G N A T U R E S
                               -------------------

       The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                            RADA ELECTRONIC INDUSTRIES LTD.


                                            By:    /s/ Herzle Bodinger
                                                   ------------------------
                                                   Name: Herzle Bodinger
                                                   Title:  President








Dated:  April 15, 2004