Form 20-F/A
period 2003-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2004-06-23
CIK 761238

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

                                 Yes X No __

Indicate by check mark which financial statement item the registrant has elected to follow:

                               Item 17 __  Item 18 X

This annual report on Form 20-F/A is incorporated by reference into the registrant's Registration Statement on Form F-3, Registration No. 333-12074.

                                Explanatory Note

         This Amendment No. 1 on Form 20-F/A of RADA Electronic Industries Ltd. for the fiscal year ended December 31, 2003 is being filed solely to amend "Item 19.A. The Offer and Listing--Offer and Listing Details" to reflect that for the Annual Stock Information and Quarterly Stock Information tables the Registrant's ordinary shares were listed on the Nasdaq National Market prior to June 10, 2002 and the Nasdaq SmallCap Market from June 10, 2002 and after and that for the Monthly Stock Information table the Registrant's ordinary shares were listed on the Nasdaq SmallCap Market.

         Other than as expressly set forth above, this Form 20-F/A, and the exhibits filed herewith, does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

                                TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

PART II......................................................................2

ITEM 9.   THE OFFER AND LISTING..............................................2
             A.  Offer and Listing Details...................................2

PART III.....................................................................4

ITEM 19.  EXHIBITS...........................................................4

S I G N A T U R E S..........................................................5

                                     PART II


ITEM 9.  THE OFFER AND LISTING
         ---------------------

A.       OFFER AND LISTING DETAILS

Annual Stock Information

         The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq SmallCap Market or the Nasdaq National Market prior to June 10, 2002:



         Year                                         High *        Low *
         ----                                        -------       --------
         1999....................................    $4.7655       $2.3437
         2000....................................    10.4687        1.7967
         2001....................................     2.577         1.48
         2002....................................     1.8           0.54
         2003....................................     2.37          0.41


Quarterly Stock Information

         The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq SmallCap Market or the Nasdaq National Market prior to June 10, 2002:

         2002                                        High           Low
         ----                                        -----         -----
         First Quarter...........................    $1.8          $1.55
         Second Quarter..........................     1.63          0.6
         Third Quarter...........................     0.72          0.6
         Fourth Quarter..........................     0.64          0.54

         2003
         ----
         First Quarter...........................    $0.68         $0.57
         Second Quarter..........................     1.04          0.41
         Third Quarter...........................     0.76          0.59
         Fourth Quarter..........................     2.37          0.53

Monthly Stock Information

         The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the Nasdaq SmallCap Market:

         2003                                         High          Low
         ----                                        -----         -----
         October.................................    $1.52         $0.53
         November................................     2.12          1.16
         December................................     2.37          1.41

         2004
         ----
         January.................................    $2.08         $1.68
         February................................     1.85          1.55
         March...................................     1.93          1.31

                                    PART III

ITEM 19. EXHIBITS
         --------

                                Index to Exhibits

         Exhibit      Description
         -------      -----------



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



                                            RADA ELECTRONIC INDUSTRIES LTD.


                                            By:    /s/Herzle Bodinger
                                                   ------------------
                                            Name:  Herzle Bodinger
                                            Title:  President








Dated:  June 23, 2004