Form 20-F
period 2004-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2005-03-31
CIK 761238

SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                                    FORM 20-F

           [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
                  12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

           [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2004

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

     Ordinary Shares, par value NIS 0.005 per share............. 20,448,364

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                            Item 17 [ ] Item 18 [X]

This annual report on Form 20-F is incorporated by reference into the registrant's Registration Statements on Form F-3, Registration Nos. 333-12074 333-115598 and 333-117954.

                                TABLE OF CONTENTS

                                                                             Page No.
                                                                            ---------
PART I.....................................................................         1

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS............         1
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE..........................         1
ITEM 3.   KEY INFORMATION..................................................         1
          A.     Selected Financial Data...................................         1
          B.     Capitalization and Indebtedness...........................         2
          C.     Reasons for the Offer and Use of Proceeds.................         2
          D.     Risk Factors..............................................         2
ITEM 4.   INFORMATION ON THE COMPANY......................................         14
          A.     History and Development of the Company...................         14
          B.     Business Overview........................................         15
          C.     Organizational Structure.................................         27
          D.     Property, Plants and Equipment...........................         28
ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................         28
          A.     Operating Results........................................         28
          B.     Liquidity and Capital Resources..........................         36
          C.     Research and Development, Patents and Licenses...........         39
          D.     Trend Information........................................         39
          E.     Off-Balance Sheet Arrangements...........................         40
          F.     Tabular Disclosure of Contractual Obligations............         40
ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................         41
          A.     Directors and Senior Management..........................         41
          B.     Compensation.............................................         44
          C.     Board Practices..........................................         44
          D.     Employees................................................         51
          E.     Share Ownership..........................................         52
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............         55
          A.     Major Shareholders.......................................         55
          B.     Related Party Transactions...............................         57
          C.     Interests of Experts and Counsel.........................         57
ITEM 8.   FINANCIAL INFORMATION...........................................         58
          A.     Consolidated Statements and Other Financial Information..         58
          B.     Significant Changes......................................         61
ITEM 9.   THE OFFER AND LISTING...........................................         61
          A.     Offer and Listing Details................................         61
          B.     Plan of Distribution.....................................         62
          C.     Markets..................................................         62
          D.     Selling Shareholders.....................................         62
          E.     Dilution.................................................         62
          F.     Expense of the Issue.....................................         62
ITEM 10.  ADDITIONAL INFORMATION..........................................         63
          A.     Share Capital............................................         63
          B.     Memorandum and Articles of Association...................         63
          C.     Material Contracts.......................................         66

          D.     Exchange Controls........................................         66
          E.     Taxation.................................................         66
          F.     Dividend and Paying Agents...............................         74
          G.     Statement by Experts.....................................         74
          H.     Documents on Display.....................................         74
          I.     Subsidiary Information...................................         75
ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS......         75
ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........         75

PART II...................................................................         76

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................         76
ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
          AND USE OF PROCEEDS.............................................         76
ITEM 15.  CONTROLS AND PROCEDURES.........................................         76
ITEM 16.  RESERVED........................................................         76
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT................................         76
ITEM 16B. CODE OF ETHICS..................................................         77
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES..........................         77
ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR
          AUDIT COMMITTEE.................................................         77
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES
          AND PURCHASERS..................................................         78

PART III..................................................................         78

ITEM 17.  FINANCIAL STATEMENTS............................................         78
ITEM 18.  FINANCIAL STATEMENTS............................................         78
ITEM 19.  EXHIBITS........................................................         78
S I G N A T U R E S.......................................................         80

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

                                     PART I

ITEM  1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM  2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM  3. KEY INFORMATION

A.    SELECTED FINANCIAL DATA

      We derived the following consolidated statements of operations data for the years ended December 31, 2002, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 from our audited consolidated financial statements and notes included in this annual report. We derived the consolidated statements of operations data for the years ended December 31, 2000 and 2001, and the consolidated balance sheet data as of December 31, 2000, 2001 and 2002 from our audited consolidated financial statements that are not included in this annual report.

                                                                           YEAR ENDED DECEMBER 31,
                                                -----------------------------------------------------------------------------
                                                     2000            2001             2002            2003           2004
                                                --------------   -------------     -----------     -----------    -----------
                                                                (U.S. dollars in thousands, except per share data)

Revenues......................................  $        3,816   $       8,342     $    10,399     $    12,315    $    14,160

Cost of revenues..............................           5,307           7,416           9,223           9,592         10,287
                                                --------------   -------------     -----------     -----------    -----------
Gross profit (loss)...........................          (1,491)            926           1,176           2,723          3,873
   Research and development expenses..........             730             534             122              --             --
   Marketing, selling, general and
   administrative expenses....................           3,612           3,617           3,809           2,698          2,854
Operating income (loss) from
   continuing                                           (5,833)         (3,225)         (2,035)             25          1,019
   operations.................................
Financial income (expenses), net..............            (861)           (210)           (364)            708           (248)
Other income (expenses), net..................             563             (30)           (290)             (2)            23
Operating income (loss).......................          (6,131)         (3,465)         (2,689)            731            794

Minority interest in losses of subsidiary.....              32              96             206              27             28

Net income (loss)                               $       (6,099)  $      (3,369)    $    (2,483)    $       758    $       822
                                                ==============   =============     ===========     ===========    ===========
Basic net income (loss) per share.............  $        (0.46)  $       (0.24)    $     (0.15)    $      0.04    $      0.04
                                                ==============   =============     ===========     ===========    ===========
Diluted net income (loss) per share...........  $        (0.46)  $       (0.24)    $     (0.15)    $      0.04    $      0.03
                                                ==============   =============     ===========     ===========    ===========
Weighted average number of shares used
   to compute basic net income(loss) per
   share......................................          13,305          13,817          16,555          18,511         19,374
                                                ==============   =============     ===========     ===========    ===========
Weighted average number of shares used
   to compute diluted net income (loss) per
   share......................................          13,305          13,817          16,555          19,704         23,684
                                                ==============   =============     ===========     ===========    ===========

                                                                             AS OF DECEMBER 31,
                                                -----------------------------------------------------------------------------
                                                     2000            2001             2002             2003           2004
                                                --------------   -------------     -----------      ----------     ----------
                                                                           (U.S. dollars in thousands)
BALANCE SHEET DATA:
Working capital (deficiency)..................  $       (8,668)  $      (9,446)    $    (8,055)     $   (2,716)    $    2,265
Total assets..................................          18,874          16,332          14,607          14,549         18,297
Short-term credits and current maturities of
  long-term debt..............................           5,624           5,920           5,697           1,123             14
Long-term debt, net of current maturities.....               8              --              --           1,220             --
Convertible note..............................              --              --              --              --          2,346
Shareholders' equity..........................           4,069             700             485           2,878          7,232

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

      RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

      WE HAVE A HISTORY OF LOSSES, AND MAY NOT BE ABLE TO MAINTAIN PROFITABLE OPERATIONS IN THE FUTURE.

      Although we reported net income of $758,000 and $822,000 for the fiscal years ended December 31, 2003 and 2004, we incurred losses in the five preceding years. As of December 31, 2004 our accumulated deficit was $56.9 million. No assurance can be given that we will be able to maintain our current level of revenues or profitability in the future.

      WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, WHICH MAY NOT BE AVAILABLE TO US.

      Our working capital requirements and the cash flow provided by our operating activities are likely to vary greatly from quarter to quarter, depending on the timing of orders and deliveries, the build-up of inventories, and the payment terms offered to our customers. As a consequence of our significant losses, we incurred significant bank debt and sold equity and debt securities in private placements in the years 1997 through 2004. In June 2003 we reached an agreement to restructure our debt with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. that significantly improved our financial position. We may need to raise additional funds for a number of uses, including:

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

      WE MAY NOT BE ABLE TO IMPLEMENT OUR GROWTH STRATEGY.

      In line with our growth strategy, we have entered into teaming agreements and other co-operation agreements with Smiths Aerospace Electronic Systems, or Smiths, and Lockheed Martin Aerospace to increase our penetration into the aviation market. We are currently investing and intend to continue to invest significant resources to develop these relationships. Should our relationships fail to materialize into significant agreements or should we fail to work efficiently with such parties, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

      As part of our growth strategy, we seek to acquire or invest in complementary, including competitive, businesses, products and technologies. We acquired the assets of Vectop Ltd. in the first quarter of 2005, and are seeking additional potential acquisition candidates. We currently have no commitments or agreements with respect to any future acquisitions or investments and we cannot assure you that we will eventually be able to consummate any acquisition or investment. Even if we do acquire or invest in these businesses, products or technology, the process of integrating acquired assets into our operations may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business.

      In addition, we have limited experience in managing acquisitions and growth. We cannot assure you that the anticipated benefits of any acquisition will be realized. In addition, future acquisitions by us could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect our operating results and financial position. Acquisitions also involve other risks, including risks inherent in entering markets in which we have no or limited prior experience and the potential loss of key employees and the risk that we may experience difficulty or delays in obtaining necessary permits.

      COMPETITION IN THE MARKET FOR AUTOMATED TEST EQUIPMENT AND AVIONICS EQUIPMENT IS INTENSE AND WE MAY BE UNABLE TO ACHIEVE PROFITABILITY.

      The market for our products is highly competitive, and we may not be able to compete effectively in our market. Our principal competitors in the automated test equipment market are Zaban in Israel, and Aerospatiale Avionique and Avtron abroad. Our principal competitors in the avionics market are Harris, Rockwell Collins, Honeywell, Elbit Systems Ltd., IAI, R.S.L. Ltd. TEAK and Elisra Systems Ltd. We expect to continue to face competition from these and other competitors. Most, if not all, of our competitors are far larger, have substantially greater resources including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we have. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

      OUR INITIATIVE OF PROVIDING MANUFACTURING SERVICES MAY NOT SUCCEED, AND AS A RESULT, WE MAY BE UNABLE TO ACHIEVE PROFITABILITY IN OUR BEIT-SHE'AN PRODUCTION FACILITY AND MAY BE FORCED TO SHUT DOWN ITS OPERATIONS.

      In June 2000, we began to provide manufacturing services to original equipment manufacturers in Israel and the United States, using the manufacturing capabilities of our Beit-She'an plant. The market for our manufacturing services is highly competitive and we may not be able to compete effectively in this market. The cost of labor and the efficiency of the production equipment and production processes are crucial to our success in this market. Consequently, should we fail to maintain low labor costs, enhance our production equipment and develop new and more efficient production methods, we may have to shut down the operations of our Beit-She'an plant, which may harm our competitiveness and could adversely affect our business, results of operations and financial condition.

      REDUCTION IN MILITARY BUDGETS WORLDWIDE MAY CAUSE A REDUCTION IN OUR REVENUES, WHICH WOULD ADVERSELY AFFECT OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

      A significant portion of our revenues is derived from the sale of products with military applications. These revenues, on a consolidated basis, totaled approximately $11.8 million, or 83 % of revenues in 2004, $9.6 million, or 78% of revenues, in 2003 and $6.9 million, or 66% of revenues, in 2002. The military budgets of a number of countries may be reduced in the future. Declines in military budgets may result in reduced demand for our products and manufacturing services. This would result in reduction in our core business' revenues and adversely affect our business, results of operations and financial condition.

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

      IF WE DO NOT RECEIVE THE GOVERNMENTAL APPROVALS NECESSARY FOR THE EXPORT OF OUR PRODUCTS, OUR REVENUES MAY DECREASE. SIMILARLY IF OUR SUPPLIERS AND PARTNERS DO NOT RECEIVE THEIR GOVERNMENT APPROVALS NECESSARY TO EXPORT THEIR PRODUCTS OR DESIGNS TO US, OUR REVENUES MIGHT DECREASE AND WE MAY FAIL TO IMPLEMENT OUR GROWTH STRATEGY.

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

      WE DEPEND ON SALES TO KEY CUSTOMERS AND THE LOSS OF ONE OR MORE OF OUR KEY CUSTOMERS WOULD RESULT IN A LOSS OF A SIGNIFICANT AMOUNT OF OUR REVENUES.

      A significant portion of our revenues is derived from a small number of customers. Our major customers during the three years ended December 31, 2004 were as follows:

                                        PERCENTAGE OF REVENUES
                                        ------------------------------------
                                        2002          2003          2004
                                        --------      --------      --------
Smiths Electronic Systems............      34%           22%            5%
The Boeing Company...................      19%           14%           10%
Israeli Ministry of Defense..........       3%           11%           19%
Israel Aviation Industries...........       5%           12%            6%
Portuguese Air Force.................       4%           19%           17%
U.S. Navy............................       -             -            11%

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

      WE RELY ON THE AIRLINE INDUSTRY AND THE CONTINUED FINANCIAL CRISES IN THIS INDUSTRY ADVERSELY AFFECTS OUR SALES.

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

      WE MAY ENCOUNTER DIFFICULTIES WITH OUR INTERNATIONAL OPERATIONS AND SALES.

      While our principal executive offices are located in Israel, 65% of our sales in 2004, 74% of our sales in 2003 and 86% of our sales in 2002 were exports. This subjects us to many risks inherent in international business, including:

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

      WE ARE DEPENDENT ON OUR SENIOR MANAGEMENT AND KEY PERSONNEL, IN PARTICULAR HERZLE BODINGER, OUR PRESIDENT AND CHAIRMAN OF THE BOARD, WHOSE LOSS COULD ADVERSELY AFFECT OUR BUSINESS.

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

      Our success and ability to compete largely depends upon protecting our proprietary technology. We rely on a combination of trade secrets, copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. Except for a patent that relates to our ACE(TM) system, we do not have any patents.

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

      WE MAY NOT BE ABLE TO OBTAIN TITLE TO THE LAND AND BUILDINGS OF OUR CHINESE SUBSIDIARY AND MAY BE REQUIRED TO INITIATE LITIGATION IN ORDER TO ENFORCE OUR RIGHTS TO RECEIVE TITLE TO SUCH PROPERTIES.

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

      COMPLIANCE WITH CHANGING REGULATION OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE MAY RESULT IN ADDITIONAL EXPENSES.

      Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission regulations and NASDAQ Stock Market rules, are creating uncertainty for companies such as ours. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities, which could harm our operating results and business prospects.

      THE IMPLEMENTATION OF SFAS NO. 123(R), WHICH WILL REQUIRE US TO RECORD COMPENSATION EXPENSE IN CONNECTION WITH EQUITY SHARE BASED COMPENSATION AS OF THE THIRD QUARTER OF 2005, WILL REDUCE OUR PROFITABILITY.

      On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), which is a revision of SFAS No. 123. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS No. 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires, as of the third quarter of 2005, all share-based payments to employees to be recognized based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. We do not expect the adoption of SFAS No. 123(R) to have a significant effect on our results of operations in the future. Such adoption could limit our ability to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees.

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

      SUBSTANTIAL FUTURE SALES OF OUR ORDINARY SHARES MAY DEPRESS OUR SHARE
PRICE.

      If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding warrants, or convertible notes, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity related securities in the future at a time, in a place and on terms we deem appropriate.

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

      Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any continuation of, or further escalation in, these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

      Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses had, and may in the future continue to have, an adverse impact on our operations, our financial results or the expansion of our business. No predictions can be made as to whether or when a final resolution of the area's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development or our operations.

      OUR RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED BY THE OBLIGATION OF OUR PERSONNEL TO PERFORM MILITARY SERVICE.

      Many of our executive officers and employees in Israel are obligated to perform annual military reserve duty and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

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

      WE MAY BE ADVERSELY AFFECTED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE OF DEVALUATION OF THE NIS AGAINST THE U.S. DOLLAR.

      In 2004 approximately 34% of our expenses were in U.S. dollars or U.S. dollar-linked NIS, in 2003 approximately 25% of our expenses were in U.S. dollars or U.S. dollar-linked NIS and in 2002 approximately 39% of our expenses were in U.S. dollars or U.S. dollar-linked NIS. In each of these years, virtually all our remaining expenses were in unlinked NIS. Our expenses that are denominated in U.S. dollars or paid in Israeli currency linked to the U.S. dollar-NIS exchange rate are influenced by the extent to which any inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the U.S. dollar. In 1998, 2001 and 2002, the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel, which benefited us. In 1999 and 2000, the rate of inflation exceeded the rate of devaluation of the NIS against the U.S. dollar. In 2003, the rate of inflation was negative and the NIS was revaluated vis-a-vis the dollar. In 2004, the rate of inflation was 1.2% and the NIS was reevaluated vis-a-vis the dollar. These changes, as well as the recent world-wide devaluation of the U.S. dollar, have affected our operations, financial condition and results of operations by decreasing the NIS equivalents of our U.S. denominated revenues and increasing the U.S. dollar equivalents of our NIS denominated expenses. We cannot assure you that we will not be materially adversely affected in the future if the rate of inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of this devaluation lags behind increases in inflation in Israel.

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

      PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE THE ACQUISITION OF OUR COMPANY DIFFICULT, WHICH COULD PREVENT A CHANGE OF CONTROL AND THEREFORE DEPRESS THE PRICE OF OUR SHARES.

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

      We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

ITEM 4.  INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

      RADA Electronic Industries Ltd. was incorporated under the laws of the State of Israel on December 8, 1970 for an indefinite term. We are a public limited liability company under the Israeli Companies Law 1999-5759, or the Israeli Companies Law, and operate under this law and associated legislation. Our registered offices and principal place of business are located at 7 Giborei Israel Street, Netanya 42504, Israel, and our telephone number is 972-9-892-1111. Our address on the internet is www.rada.com. The information on our website is not incorporated by reference into this annual report.

      We develop, manufacture and sell automated test equipment, avionics products and ground debriefing systems and provide manufacturing services for military and commercial use, mainly in Israel, the U.S. and Europe. We refer to these activities as our core business. We also provide test and repair services using our CATS(R) testers and test program sets through our Chinese subsidiary.

      In April 1985, we completed an initial public offering. We traded on the Nasdaq National Market under the symbol "RADIF" since our initial public offering in 1985 until June 10, 2002 when the listing of our ordinary shares was transferred to the Nasdaq SmallCap Market. On December 13, 2004, we changed our symbol to "RADI."

      In February 2005, we purchased all the assets of Vectop Ltd., an Israeli company specializing in the design, development, marketing and sale of electro-optic equipment and debriefing systems. Such assets included the know-how, intellectual property and patents that were used by, or connected to Vectop's business.

B.    BUSINESS OVERVIEW

OUR CORE BUSINESS

      We provide integrated avionic solutions. Our aim is to provide not only a state of the art product but also a comprehensive end to end solution for one or more avionic systems. The first integrated system that we provided was for the A-4 avionics upgrade program of the Israeli Air Force, or IAF. This program is the first comprehensive and complete avionics system to be provided entirely by us. During 2004 we increased our involvement and development efforts in the area of unmanned aircraft vehicles.

      Our solutions include the following:

     o Advanced training solutions, based on our recently completed Net Centric Digital Recorder;

     o    Integrated trainer aircraft avionics packages;

     o    Flight data recorders and supporting ground analysis;

     o    Integrated weapons management systems;

     o Video cameras for ground and airborne applications, based on the Vectop's Ltd. products;

     o    Inertial and global positioning system based on navigation solutions;

     o    Unmanned aerial vehicle avionics; and

     o    Automatic testing solutions;

      We also provide manufacturing services to original equipment manufacturers in Israel and in the United States, using the manufacturing capabilities of our Beit-She'an plant. We offer production of turnkey solutions, in "build to print" or "build to specification" modes. To date, we have provided our manufacturing services to, among others, Smiths, Israeli Aircraft Industries, or IAI, and RAFAEL Armament Development Authority Ltd., or RAFAEL. Our China based subsidiary provides test and repair services using our CATS(R) testers and test program sets.

      Our core business activity is based in Israel. Our U.S.-based subsidiaries have been inactive since January 1, 2002.

ADVANCED TRAINING SOLUTIONS

GENERAL

      Our training solutions are based on a complete and integrated system that incorporates an airborne component installed in the aircraft and a ground-based component, installed in the squadron facilities. Recent technological developments, undertaken primarily for the IAF, enable system adaptation to any kind of aircraft, regardless of its onboard avionics systems. Our recent solutions are based on our newly developed Net Centric Digital Recorder, that allows the integration of our airborne digital video recordings with numerous other digital data items and provides the essential building blocks for a squadron information management network, or SIMNET, as a ground component.

AUTONOMOUS AIR COMBAT EVALUATION SYSTEM - ACE(TM)

      ACE(TM) is an avionics system used for debriefing air combat missions and is based on data recordings from digital and analog communication channels in the aircraft. The system converts the data into digital form and inserts it on unused portions of the recording tape in the existing aircraft analog videocassette recorder, or VCR. The data is extracted from the videocassette and utilized by our ground debriefing station to generate 3-D graphic displays that portray all the aircraft maneuvers during operational and training missions, and fully synchronize between all the participating aircrafts. For each individual aircraft, the graphic display is fully synchronized with the heads-up display image captured on the VCR media. The IAF (F-16 A/B, A-4) and three other air forces (F-5, F-16 A/B) currently utilize the ACE(TM) system.

      Debriefing of air combat maneuvers can also be implemented as an expansion application to our FACE(TM) system. The Royal Netherlands Air Force has upgraded its FACE(TM) system s with this capability to debrief its aircrews.

      The latest enhancement of the ACE(TM) concept resulted in a contract with the Israeli Ministry of Defense and the IAF in the first quarter of 2003. Under the contract we will upgrade all of the existing IAF A-4 aircraft with our advanced ACE(TM) debriefing capabilities. The absence of advanced avionics systems and associated data onboard the A-4 aircraft required us to integrate a stand-alone Internal Navigation System, or INS, and a Global Positioning System, or GPS, on board the aircraft. We believe this enhanced solution will open the market segment of aircraft fleets not equipped with modern avionics platforms for the ACE(TM). We believe that this program uniquely positions us as the ultimate provider for debriefing solutions for all the advanced IAF trainers.

SQUADRON INFORMATION MANAGEMENT NETWORK (SIMNET)

      Since 1999 we have offered operational ground debriefing stations complementing our airborne systems. The operational ground debriefing station is a PC-based application operating in a Windows NT/2000(R) environment, supported by a proprietary plug-in board. The solution, designed by our employees (IAF F-16 and F-15 pilots in reserve service), provides a state-of-the-art debriefing environment, fully capitalizing on all available digital and video information in a highly synchronized presentation. Further capitalizing on current day technology, individual stations have a networking capability, providing data sharing, as well as cross-unit and inter-air force debriefing.

      The IAF and two other air forces have purchased ground debriefing systems for their F-16 A/B, F-5 and A-4 fleets.

NET CENTRIC DIGITAL RECORDER (NCDR) BASED TRAINING SYSTEMS

      Recent developments in digital video recording systems and the significant reduction in size and cost of solid state memory hardware have turned solid state digital video recording systems into the de-facto standard solution for airborne applications. These systems have begun penetrating the aviation industry, in new aircraft such as the F-16I as well as in the retrofit market. Identifying this trend, we have ported our debriefing solutions to the digital domain, with the initial system developed for the new IAF F-16Is, delivered under the Peace Marble, or PM-V, Program and the new Net Centric Digital Recorder. We developed our Net Centric Digital Recorder with the view of capturing sales from the potential retrofit market for airborne video tape recorders. This new solution focuses on the throughput, data management and archiving requirements of the massive amounts of information generated by each aircraft, as well as on seamless data sharing within the squadron and the air force as a whole.

      Based on the PM-V Program, we delivered two additional debriefing systems to Lockheed Martin Aerospace during the fourth quarter of 2002 for use in integration and flight-testing. We are in the midst of the development, integration and delivery of a complete digital debriefing system for the new F-16s purchased by the Chilean Air Force. As an extension of the development work completed as part of the PM-V Program, we are supplying the Chilean Air Force with a digital video recorder for each F-16 aircraft as well as an advanced digital video ground debriefing station. This station will be linked to the F-5 ground debriefing station we previously delivered to the Chilean Air Force, creating a common network debriefing solution for both front-line aircraft.

      We have identified a growing need for digital video replacement of aging analogue airborne tape recorders (approximately 15,000 VTRs are installed onboard fighter aircraft today) and have initiated a world wide marketing effort to promote the replacement of these aging VTRs with our new NCDR. The NCDR, together with our ground debriefing system, enables advanced debriefing at an affordable price. During 2004, we completed the development of the NCDR and it is now being proposed to several customers. The NCDR will be marketed jointly by us and Smiths, utilizing Smiths' better access to some of the world markets, especially in the U.S.

INTEGRATED TRAINER AIRCRAFT AVIONICS PACKAGE

      Following our selection by the IAF to provide the ACE(TM) for their advanced trainer, the A-4 Skyhawk, we were awarded a follow on program aimed at total replacement of the aging avionics package of the A-4 aircraft with a new, upgraded package. The new avionics package replaces the current weapon delivery and navigation system of the aircraft with a new state of the art system that will significantly improve the A-4 capabilities, increase its' reliability and provide it with advanced training capabilities.

      The upgraded system includes INS, GPS, head up display, or HUD, camera, central weapon delivery and navigation processor based on enhanced flight monitoring unit, which is the core of the ACE(TM) system and a control and display unit.

      The upgraded A-4 prototype began its planned flight testing phase on schedule and the serial production line is operating at full capacity. We plan to complete the upgrade of all the IAF A-4 fleet during 2005.

      We believe that this program places us among the few companies that performed a complete aircraft avionics system upgrade. As a result of the A-4 system development, we have proposed similar, very cost effective, trainer aircraft avionics packages to other customers. The A-4 avionics package provides, at a very affordable price, a complete and modern avionics suite tailored for trainer aircraft. We have already launched marketing efforts to promote this package for different customers.

FLIGHT DATA RECORDERS AND SUPPORTING GROUND ANALYSIS

GENERAL

      Our fleet maintenance management solutions are based on our existing programs and products developed and supplied over the course of the past two years. These programs include airborne data collection and recording equipment (such as FACE(TM) or DAS) as well as ground support software packages (such as PERFORMS) that provide the infrastructure for efficient data logging and analysis to support fleet maintenance management.

FATIGUE ANALYSIS AND AUTONOMOUS AIR COMBAT EVALUATION SYSTEM - FACE(TM)

      The FACE(TM) system is an avionics system designed to acquire, process and record data from various aircraft systems as well as from strain gauges (sensors) affixed to an aircraft structure. This data is used to streamline and manage the ongoing monitoring and maintenance of an aircraft and its systems. The FACE(TM) system communicates with a squadron's ground support logistic station, enabling downloading of data from an aircraft, analyzing the data, managing ongoing maintenance, creating and modifying the set-up configuration files and determining data for recording, as well as providing an interface to other applications.

      The FACE(TM) system is capable of communicating in real time with a voice and data recorder, which is a crash survival unit known as a "black box" manufactured by Smiths, for the purpose of recording flight safety related data. We are currently upgrading the FACE(TM) systems supplied to the Royal Netherlands Air Force for its F-16 aircraft between the years 1996 and 1999 with this capability. During 2004 we supplied FACE(TM) systems for the F-16 fleets of the Portuguese Air Force and the U.S. Navy, and we plan to supply FACE(TM) systems to the Jordanian Air Force for its F-16 fleet starting in 2005.

DATA ACQUISITION SYSTEM - DAS

      The DAS is an advanced avionics data acquisition system designed to acquire, process and record data from various aircraft systems. We jointly developed and marketed the DAS with Smiths for the new IAF F-16I aircraft. DAS consists of two sub-systems, a data acquisition unit, or DAU, and an enhanced crash survival memory unit, or ECSMU. The DAU interfaces to numerous data systems and data channels in the aircraft and acquires, processes and records data, mostly for maintenance purposes. The ECSMU is a "black box" capable of recording digital data and digitized audio transferred through the DAU. DAS is a form fit replacement for the CSFDR system, which is currently installed on most F-16 aircraft worldwide. DAS has been offered as a substitute in various projects that require a flight data recorder with advanced capabilities and growth potential.

      The DAS is designed to meet all commercial aviation requirements for "black box" recorders, thus expanding its market potential. During 2004, we started supplying production DAS units to the IAF and entered into contracts to supply DAS units to the Polish Air Force and the Korean Air Force starting in 2005.

PERFORMS (PROCESSING, EVALUATING, AND REPORTING OF FORCE MANAGEMENT DATA
SOFTWARE)

      Starting in mid-2001 we have been the primary sub-contractor to Lockheed Martin Aerospace in the development of a new aircraft data logging and analysis software package. The new product, known as PERFORMS, is designed to replace the aging and hard to support data processing station, or DPS, that was developed to provide data logging and fatigue analysis for all F-16 aircraft users. PERFORMS is a Windows 2000(R) based software package, utilizing a state of the art graphics user interface, and provides all the required infrastructure to perform any type of analysis on data acquired by all F-16 airborne flight data recorders.

      The analysis includes fatigue monitoring, engine usage monitoring and other applications that may be added, as required by different users. The recorded data is downloaded to the station and stored in a commercial off the shelf database with an interface for "plug-in" applications, allowing those applications to access the data, manipulate and analyze it and provide a variety of maintenance management tools. The program is managed by Lockheed Martin Aerospace and is supplied to F-16 users in evolving software "builds" delivered every 12 months starting in April 2003. Under the agreement, we were granted a non-exclusive license to use the developed software in support of our FACE(TM) and DAS products to supply the application to our flight data recorder customers.

      The first PERFORMS delivery in June 2003, exposed us to F-16 users at a higher level than we had ever previously experienced. This exposure led us to initiate business development activities with regard to PERFORMS add-on packages. Since 2004, we present this activity to the F-16 user's community in seminars and conferences.

      Updated and upgraded PERFORMS software packages were delivered during 2004 and are scheduled for delivery in 2005. Various air force customers already use the software, and we expect to receive requests to support the installation and operation of the software from these users.

INTEGRATED WEAPONS MANAGEMENT SYSTEMS

      In the early 1980s we started to develop, manufacture and sell an armament interface unit which controls the various weapon stations of an aircraft based on commands from the main on-board computer. The unit interfaces between the digital commands of the main controller and the analog weapons stations, performing a unique hybrid task. The armament interface unit was designed for IAI's worldwide upgrade programs. Later versions of the system are designed for installation in attack helicopters as well as in fighter aircraft. We are currently in the process of supplying a derivative of the system to IAI for a F-5 upgrade program in Spain and are proposing the system and its offshoots for multiple other applications in Israel and abroad. One of the major potential sales channels for the armament interface unit is IAI, through its upgrade programs and other ongoing projects.

      We also provide complete armament testing solutions for aircraft using a variety of weapons management systems. The test unit verifies the serviceability of the armament management system during periodic maintenance or prior to installation of sophisticated weapons.

VIDEO CAMERAS FOR AIRBORNE AND GROUND VEHICLES

      The recent acquisition of the Vectop Ltd.'s assets in February 2005 provides us with a new product line. Airborne cameras are integral part of any training and debriefing system airborne onboard military platforms. Our customers include major Israeli integrators (such as IAF, IAI and Elbit) as well as foreign customers. In 2005, our products in this line include:

      EYE WITNES

      An airborne HUD camera, sold to many customers in different configurations represents a significant part of the future revenues related to the assets purchased from Vectop Ltd.

      NIGHT WITNESS

      A night vision camera installed on any night vision goggles to enable the recording of the pilot's view through the night vision goggles, is a unique capability that has been integrated in several fighter aircraft and helicopter programs.

      ARMOR SENTRY

      A video camera developed for ground armored vehicles and tanks. This system is being delivered to the Israeli ground forces for installation in the new "Merkava" battle tank and is generating interest in foreign markets.

      SNIPER WITNESS

      The Sniper Witness enables sniper training facilities to better analyze the activities of the trainees as well as accurately debrief the operation resulting in better training. The system is based on a miniature video camera attached to the sniper sight and portable video recorder. The system is used by the Israeli armed forces training facility and is currently being demonstrated to other forces around the world.

INERTIAL AND GPS BASED NAVIGATION SOLUTIONS

      During 2003, we developed low cost navigation systems based on a ring laser gyro, or RLG, and GPS. Our RLG based system is now qualified and operational as part of the IAF A-4 upgrade program. This development provided us with the know-how to further develop navigation solutions based on other sensors.

      During 2005, we plan to integrate two different sensors into our navigation system, which is based on attitude sensors and fiber optic gyros. Navigation systems based on these sensors are significantly more cost effective and provide good performance at a -low price.

      We are offering our customers the existing RLG Navigation System, or RNS, as part of our avionics packages and as a stand alone system and we plan to propose the new navigation systems by the end of 2005.

UNMANNED AERIAL VEHICLES (UAV) AVIONICS

      We identified the UAV avionics market as a fast growing area that will gradually replace the manned military airborne avionics market. This market has many common aspects with the manned avionics product lines; however, it requires slightly different technology and understanding of the various requirements.

      Typically, a UAV avionics package needs to be smaller, lighter, more reliable and inexpensive than its comparable manned aircraft suite. The major advantage of UAV avionics systems is the envisioned large number of UAVs.

      We initiated efforts to penetrate this market during 2001. Since then we have entered into a contract with IAI, to develop and provide them with an Input Output Controller, or IOC, a unit that is part of our data acquisition systems product line, for IAI's next generation UAV. We are continuing our efforts to widen our participation in this important program as well as in other programs.

      During 2004, we developed and delivered a miniature avionics module to IAI. This unit is aimed at the miniature UAV market and provides complete avionics capabilities in a single, miniaturized unit. This product can be proposed to other customers and we have initiated marketing activities for that purpose.

AUTOMATIC TESTING SOLUTIONS

GENERAL

      Our business expansion into the automatic test equipment, or ATE, market is based on our existing products as well as the added value we deliver with the dedicated expertise and the wide-range experience we have acquired in this area. We rely on the preference indicated by OEMs to outsource the acquisition of ATE and have positioned our company as a strategic supplier/partner to provide ATEs and test solutions. We offer our ATEs with our own Advanced Test Environment, including all the required development tools. After a long period of inactivity in this market, we see some growing interest, especially from small maintenance houses rather than airlines, especially in the U.S.

CATS(R) - COMMERCIAL AVIATION TEST STATIONS

      The Commercial Aviation Test Stations, or CATS(R), is a family of multi-purpose, computerized automatic test equipment that meets the specific needs of airlines and third party maintenance companies. The CATS(R) stations test and repair a variety of electronic units in existing commercial aircraft, incorporating tools for testing, troubleshooting, and performing diagnostic procedures. CATS(R) replaces or augments test stations from aircraft manufacturers or avionics OEM suppliers, while automating multiple manual test procedures.

MANUFACTURING SERVICES

      In 2000 we began providing manufacturing services to OEMs located in Israel and the United States, using the excess manufacturing capacity at our Beit-She'an plant. We offer manufacturing turnkey solutions, either in "build to print" or "build to specification" modes. To date, we have provided our manufacturing services to Smiths, IAI, RAFAEL, and other Israeli companies, both in the defense and commercial sectors.

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

     o Establishing marketing channels with system integrators and major aircraft manufacturers such as The Boeing Company, Lockheed Martin Aerospace, Smiths, IAI and RAFAEL.

     o Expanding large potential markets, especially in the military and the unmanned combat air vehicle areas, and developing new marketing channels aimed directly at these customers.

      As part of this strategy, we have entered into a number of strategic relationships and have focused our marketing and sales efforts to support these relationships.

      LOCKHEED MARTIN AEROSPACE. Our sales of avionics products focus mainly on the F-16 aircraft manufactured by Lockheed Martin Aerospace, the most popular fighter aircraft in the Western world today. In February 1999, we signed a memorandum of understanding with Lockheed Martin pursuant to which we will provide certain avionics systems for the F-16 aircraft under the PM-V Program. In September 1999, the U.S. and the State of Israel signed a letter of acceptance pursuant to which the U.S. will provide the IAF with 50 F-16I aircraft and an option for an additional 52 aircraft, which was exercised in June 2001 for a total of 102 F-16I aircraft. In cooperation with Smiths, we are developing and supplying the data acquisition system that includes the advanced data acquisition unit and an enhanced crash survivable memory unit, which will be manufactured in our Beit-She'an facility. We are currently negotiating with Lockheed Martin with respect to the development of additional capabilities of this system for different applications.

      In addition, in March 2001 we signed an agreement with the Aircraft Structural Integrity Program Group of Lockheed Martin pursuant to which we are assisting in the development of a fatigue analysis system based on a PC computer for analyzing structural fatigue of the F-16 aircraft. As the main subcontractor, our principal task is to develop the software for the fatigue analysis system. The fatigue analysis system will utilize data collected from the data acquisition unit and our FACE(TM) system, as well as other systems used by air forces operating F-16 aircraft. This five year development program will end in March 2006.

      SMITHS AEROSPACE ELECTRONIC SYSTEMS. In February 1999, we entered into an agreement with Smiths that outlines joint marketing activities for our FACE(TM) system and Smiths' voice and data recorder for F-16 A/B aircraft. Smiths is a worldwide leader in avionics systems for fighter and commercial aircraft. The two systems successfully passed flight tests conducted on the Royal Netherlands Air Force's F-16 aircraft by Lockheed Martin and the Royal Netherlands Air Force. The FACE(TM) system and the voice and data recorder complement each other and are intended to replace outdated data recording systems, mechanical strain recorders and flight load recorders. No sales under this agreement have been made to date.

      In June 2000, we signed a memorandum of understanding with Smiths pursuant to which the parties agreed to establish a team for worldwide marketing, developing and manufacturing of the data acquisition system and its associated ground support that is intended to grow into an infrastructure for recording, processing and managing all data types available on board the aircraft. No sales of the systems have been made to date under this agreement. We cannot assure you that we will successfully negotiate a definitive agreement with a customer nor can we provide at present any forecast that the agreement with Smiths will result in future sales of avionics systems.

      In October 2003, we signed a teaming agreement with Smiths. The teaming agreement establishes cooperation in connection with the products developed jointly by Smiths and us for the PM-V Program and its derivatives. In addition, the agreement details commitments made by Smiths to purchase production services from us in the coming years.

      During 2004, we expanded our cooperation with Smiths to include our newly developed Net Centric Digital Recorder and have jointly offered this product to potential customers.

      Smiths was a principal customer in 2002 and 2003 and we expect that it will be one of our principal customers in 2005. In addition to the PM-V cooperation with Smiths, we are currently supplying the Royal Netherlands Air Force with an integration package for our FACE(TM) System and Smiths' black box for its F-16 MLU fleet. A similar package is also being supplied to the Portuguese Air Force.

      ISRAEL AIRCRAFT INDUSTRIES. IAI was our fourth largest customer in 2004, accounting for approximately 8% of our total annual revenues. We are actively supplying avionics and test equipment to four different divisions of IAI. We have identified the Israeli government-owned aerospace industries as a potential customers and cooperation entities. In particular the Lahav and Malat divisions of IAI, major aircraft integrators, require our services as avionics and test equipment providers. During 2004, in the IAF avionics upgrade program, where we are the prime contractor, we have cooperated with IAI, as our sub-contractor, to support various parts of this program.

      RAFAEL ARMAMENT DEVELOPMENT AUTHORITY LTD. RAFAEL was one of our largest Israeli customers in 2004. Our sales to RAFAEL during 2004 were primarily for test equipment and build to print services. The addition of the Solid State Recording, or SSR, family of products to the products we supply to RAFAEL adds our own developed products to these sales. We expect that the SSR will result in significant sales to RAFAEL.

MARKETING

      Our chairman and president, Herzle Bodinger, our chief executive officer, Adar Azancot, and our vice president business development, Zvi Alon, lead our marketing efforts. We currently employ four other persons in marketing our core business products and plan to employ an additional person. Our engineering department supports our marketing staff with respect to product pricing and technical demonstrations. In addition, we have sales consultants, agents and representatives in Europe, South America, China and India who receive commissions for sales effected through them.

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

PRINCIPAL CUSTOMERS

      Generally, we complete a few transactions each year, each in an amount comprising approximately 10% of our revenues for such year. As a result, each year a significant portion of our revenues is derived from a small number of customers. The following table sets forth our principal customers for the years 2003 and 2004:

                                                        2003           2004
                                                        ---------      --------
      Smiths Electronic Systems................           22%            5%
      The Boeing Company.......................           14%           10%
      Israeli Ministry of Defense..............           11%           19%
      Israel Aviation Industries...............           12%            6%
      Portuguese Air Force.....................           19%           17%
      U.S. Navy................................            -            11%

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

MARKETS

      We sell our products to various air forces and companies. Our main market is in Israel with 35% of our sales in 2004, 26% in 2003 and 14% in 2002. The second largest market is the U.S. with 33% of our sales in 2004, 42% in 2003 and 64% in 2002. Western Europe is our third largest market with 21% of our sales in 2004, 28% in 2003 and 15% in 2002. Sales to the rest of the world accounted for 10%, 4% and 7% of our sales in 2004, 2003 and 2002, respectively.

COMPETITION

      The markets for our products are highly competitive, and we may not be able to compete effectively in those markets. Our principal competitors in the avionics market are Harris, Rockwell Collins, Honeywell, Elbit Systems Ltd., IAI, R.S.L. Ltd., TEAK and Elisra Systems Ltd. We expect to continue to face competition from these and other competitors. Most of our competitors are larger, have greater resources including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

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

PROPRIETARY INFORMATION

      We were granted a patent for our ACE(TM) system in both Israel and the United States (No. 5467274.) Nevertheless, we generally do not consider patent protection significant to our current operations and rely upon a combination of security devices, copyrights, trademarks, trade secret laws and contractual restrictions to protect our rights in our products. Our policy is to require employees and consultants to execute confidentiality agreements upon the commencement of their relationships with us. These measures may not be adequate to protect our technology from third-party infringement, and our competitors might independently develop technologies that are substantially equivalent or superior to ours. Additionally, our products may be sold in foreign countries that provide less protection for intellectual property rights than that provided under U.S. or Israeli laws.

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

      We stress quality control in our product realization process. Commencing with customer requirements and expectations via raw material inspection through completion, specifications are repeatedly checked. We maintain a quality assurance team that participates in every stage of the design and manufacture of our products. Our quality management standards are certified by the Standards Institute of Israel, or SII, pursuant to ISO 9001 for hardware design and production and ISO 9000.3 for software, both since 1995. SII performs quality system audits twice a year and various customers perform audits four to six times a year. In April 2001, SII certified our Environmental Management System pursuant to ISO 14001. Our Quality Management System was revised to comply with ISO 9001:2000. This process was concluded in June 2003.

      According to the standard warranty incorporated in most of our sales contracts, we warrant that our products will be free from defects in design, materials or workmanship, and guarantee repair or replacement of defective parts for the twelve months following delivery of a product to the customer. We also provide maintenance services to customers who sign maintenance contracts.

SOURCE AND AVAILABILITY OF RAW MATERIALS

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

C.    ORGANIZATIONAL STRUCTURE

      We had one active subsidiary in 2004, Beijing Huarui Aircraft Components Maintenance and Services Co., an 80% owned subsidiary based in China that is engaged in aircraft repair services.

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

      Our executive offices and research and development facilities are located in a 12,500 square foot office facility in Netanya, Israel. The lease for this facility expires in January 2006 and we have an option to extend the lease until January 2008.

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

      The aggregate annual rent for our offices in Israel and China was approximately $152,000 in 2004.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

      INTANGIBLE ASSETS. Costs of producing our TPS software library, which is integrated with our test station, incurred subsequent to achieving technological feasibility, were capitalized, and are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product. We assess the recoverability of these intangible assets at each balance sheet date by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software products sold. The use of different assumptions with respect to the expected cash flows from our assets and other economic variables may lead to different conclusions regarding the recoverability of our assets' carrying values and to the potential need to record an impairment loss for our intangible assets. As of December 31, 2004, no impairment was required.

      IMPAIRMENT OF LONG-LIVED ASSETS. We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected future cash flows (undiscounted and without interest charges) to the carrying amount of the asset, an impairment charge is recorded. Under different assumptions with respect to the recoverability of our long-lived assets, our determination may be different, which may negatively affect our financial position and results of operations. As of December 31, 2004, no impairment was required.

      SHARE-BASED COMPENSATION. We account for stock-based compensation using the intrinsic value model. Accordingly, we measure compensation cost as the excess, if any, of the closing market price of our stock at the date of grant over the exercise price of the option granted. We recognize compensation cost for stock options, if any, ratably over the vesting period. We disclose pro forma data assuming we had accounted for employee stock option grants using the fair value-based method. We account for options and warrants issued to non-employees. We use the Black-Scholes option pricing model to value warrants granted to non-employees. This policy will change effective with our reporting period beginning July 1, 2005.

      REVENUE RECOGNITION. Our revenues are derived from sales of automated test equipment and avionics products and from long-term fixed price contracts for ATE, avionics and ground debriefing systems. In addition, we lease ATE and provide manufacturing, development and product support services. Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the collection of the fee is probable. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse.

      Revenues from long-term fixed price contracts are recognized by the percentage-of-completion method in accordance with the "Input Method." We apply this method when the total of the costs and revenues of the contract can reasonably be estimated. The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit or loss are recorded in results of operations when they are reasonably determined by management on a cumulative catch-up basis.

      Revenues from services are recognized when the service is performed.

      Revenue under operating leases of equipment are recognized ratably over the lease period.

      Revenues from certain arrangements may include multiple elements within a single contract. Our accounting policy separates multiple deliverables into individual accounting units with determinable fair values. Our arrangements are accounted for as one unit of accounting.

      LOANS TO EMPLOYEES AND PROVISION FOR LITIGATION. We have an outstanding balance of loans due to us from our former chief executive officer and a former officer. Both officers claim that they are not obliged to repay the loans. There are pending legal actions between us and each of the former officers concerning, among other things, the repayment of the loans. According to our legal consultants, we have a strong case with regard to our claims for repayment of the outstanding loans. We recorded a provision for the loans receivable in the amount that we believe is sufficient to reflect the recoverability of the asset, based on management's estimation. In addition, we have several additional legal proceedings outstanding. We have recorded provisions for litigation for claims that were estimable and for which there is a high probability that we will be held responsible based on our legal consultants' opinions and management's estimations.

      FAIR VALUE OF WARRANTS. In July 2004, we consummated a private placement, whereby we issued 1,800,000 shares, an aggregate of $3 million principal amount of convertible notes and warrants (including additional investment rights) to purchase an aggregate of 2,037,500 ordinary shares to investors for a total consideration of $5.7 million, net of issuance expenses. The consideration was allocated based on the respective fair values of the ordinary shares, notes and warrants. The fair value of the warrants and the additional investment rights was based on a valuation prepared by an independent, valuation expert using the Black-Scholes pricing model.

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

      FINANCIAL INCOME (EXPENSES), NET. Financial expenses consist of interest and bank expenses, interest on convertible note, amortization of beneficial conversion feature on convertible note and currency remeasurement losses. Financial income consists of interest on cash and cash equivalent balances, currency remeasurement gains and gain on restructuring of debt.

YEAR ENDED DECEMBER 31, 2004 COMPARED WITH YEAR ENDED DECEMBER 31, 2003

      REVENUES. Our revenues increased 15% to $14.1 million in 2004 from $12.3 million in 2003. The increase in our revenues is primarily attributable to the increase of revenues from sales of our Ground Debriefing System, or GDS, to Smith, and sale of FACE(TM) systems to the Portuguese Air Force and the U.S. Navy. We expect that this growth rate will continue in 2005 and that such growth will be generated primarily from sales to our traditional products and from the new products acquired in the purchase of the assets of Vectop Ltd.

      COST OF REVENUES. Cost of revenues increased 7% to $10.3 million in 2004 from $9.6 million in 2003 mainly due to increased revenues. In 2005 we expect that our cost of revenues will increase consistent with the expected increase in revenues.

      GROSS PROFIT. Our gross profit increased 44% to approximately $ 3.9 million in 2004 from $2.7 million in 2003. Our profit margin increased to 27% in 2004 from 22% in 2003. The increase in gross profit and profit margin are due to the increase of sales volume and the larger mix of off the shelf products like the FACE(TM).

      RESEARCH AND DEVELOPMENT EXPENSES. In 2003 and 2004 we did not incur any research and development expenses. We made a strategic decision not to engage in internal research and development activities but, rather, entered into development projects through customers' orders. In 2005, we expect that we will continue to enter into new development projects and develop products through customer orders and will not initiate internally funded research.

      MARKETING, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing, selling, general and administrative expenses increased 7% to $2.9 million in 2004 from $2.7 million in 2003. While we are continuing our cost savings measures, we have increased our sales efforts in our existing and new markets, which has resulted in increased marketing and selling expenses. We expect that our total marketing, selling, general and administrative expenses will decrease slightly in 2005.

      FINANCIAL INCOME (EXPENSES), NET. Our financial expenses, net, were $248,000 in 2004 and our financial income, net was $708,000 in 2003. Our financial expenses in 2004 were attributable primarily to the interest payable on the $3 million of convertible notes issued in 2004 while the financial income in 2003 was primarily attributable to an approximate $1 million gain on our restructuring of debt with our banks.

YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

      REVENUES. Our revenues increased 18% to $12.3 million in 2003 from $10.4 million in 2002. The increase in our revenues is primarily attributable to the increase of revenues from the sale of GDS and DAS to Smiths for the PM-V Program and sale of FACE(TM) systems to the Portuguese Air Force.

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

      FINANCIAL INCOME (EXPENSES), NET. Our financial income, net was $708,000 in 2003 and our financial expenses, net was $364,000 in 2002. Our financial income in 2003 was primarily attributable to an approximate $1 million gain on our restructuring of debt with our banks.

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

      Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. In 1979 Israel signed a peace agreement with Egypt under which full diplomatic relations were established. In October 1994 a peace treaty was signed between Israel and Jordan which provides, among other things, for the commencement of full diplomatic relations between the two countries. To date, there are no peace treaties between Israel and Syria or Lebanon.

      Since 1993, several agreements have been signed between Israel and the Palestinian representatives concerning conditions in the West Bank and Gaza and outlining several interim Palestinian self-government arrangements. The implementation of these agreements have been subject to difficulties and delays.

      Since September 2000, relations between Israel and the Palestinian Authority have deteriorated and there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. Recently, the Israeli government has resolved to unilaterally evacuate all the Jewish settlements in Gaza Strip, and few settlements in the West Bank. In addition, following the death of Yasser Arafat the Palestinian Authority has established new regime who declared it will take active actions against terrorism and caused the Palestinian terror organizations to commit to halt execution of acts of terror in Israel. Such commitment has not been observed. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

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

      The domestic security situation in Israel and the global slowdown in demand for high-tech imports continued to be the main factors affecting economic activity in Israel in 2002 and 2003. Nevertheless, in the second half of 2003, the business sector's activity showed signs of recovery, based on the rise in export and private consumption. Toward the end of 2003, budgetary restraints were exercised as a result of the economic program. The economic program placed large emphasis on reducing the national budget deficit and on measures expected to lead to its permanent reduction, and therefore increased the credibility of the Israeli fiscal policy.

      During 2004, the expansion of the economic activity and growth that the Israeli economy experienced since the second half of 2003, continued and unemployment decreased slightly. During this period inflation reached a rate of 1.2%, and the level expected by the Bank of Israel for the next 12 months is between 1% and 3%. Interest rates have remained level throughout the year at approximately 4.1%.

      The Israeli government's monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment. There can be no assurance that the Israeli government will be successful in its attempts to keep prices and exchange rates stable.

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

      Israel receives significant amounts as economic assistance from the United States. In the last several years Israel has received from the U.S. approximately $3 billion per year. We cannot assure you that U.S. economic assistance will continue, or that the amounts received will not be reduced. If U.S. economic assistance is eliminated or reduced significantly, the Israeli economy could suffer material adverse consequences which may have material adverse impact on our financial condition and results of operations.

CORPORATE TAX RATE

      Under the Israeli Income Tax Ordinance [New Version], 1980 we are subject to corporate tax at the rate of 35% of taxable income for 2004, 34% for 2005, 32% for 2006 and 30% for 2007 onwards.

      As of December 31, 2004, our net operating loss carry-forwards for Israeli tax purposes were approximately $44.4 million.

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

      The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for such devaluation:

                                                             ISRAELI INFLATION
YEAR ENDED      ISRAELI INFLATION     ISRAELI DEVALUATION      ADJUSTED FOR
DECEMBER 31,          RATE %                RATE %             DEVALUATION %
------------    -----------------     -------------------    -----------------
   2000                0                     (2.7)                  2.8
   2001                1.4                    9.3                  (7.8)
   2002                6.8                    7.3                   0.7
   2003               (1.9)                  (7.6)                 (6.1)
   2004                1.2                   (1.6)]                (2.8)

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

B.    LIQUIDITY AND CAPITAL RESOURCES

      We have historically met our financial requirements primarily through cash generated by operations, funds generated by our public offering in 1985, private placements of our ordinary shares and issuance of debt securities, loans from our principal shareholders, short-term loans and credit facilities from Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., our Banks, research and development grants from the Government of Israel and the Israel-U.S. Binational Industrial Research and Development Foundation, and investment grants for approved enterprise programs and marketing grants from the Government of Israel.

      As a result of continuing losses during the period 1999 through 2002 that amounted to $58.5 million, we were forced to incur significant debt and issue equity securities. During the four years ended December 31, 2003, we relied predominantly on Howard Yeung and our other principal shareholders, and to a lesser extent on new investors to provide us with working capital. During this period, they provided us with $13.1 million in equity capital, convertible debt and loans. In July 2004 we raised $5.88 million from institutional and accredited investors.

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

      On June 22, 2003, we signed a memorandum of agreement with our Banks, which agreement was approved by our shareholders at an extraordinary general meeting of shareholders that was held on July 22, 2003. Pursuant to an agreement that was finalized on September 24, 2003, we restructured $3,451,000 of our outstanding debt to the Banks. We repaid $1,100,000 on account of our debt to the Banks, and the Banks forgave $1,100,000 of debt and received warrants to purchase 3,781,995 of our ordinary shares, at an exercise price that is equal to the nominal (par) value of our shares, in lieu of $1,251,000 of our debt. These warrants expire on March 24, 2006 and may not be exercised for a period of 21 months unless transferred pursuant to the call or put options described below. The Banks also granted us an additional short-term line of credit of $500,000 to finance our cash flow requirements during 2003. As part of the agreement our controlling shareholder, Mr. Howard P. L. Yeung, agreed to grant the Banks a put option allowing the Banks to require him to purchase the above warrants for the consideration of $1,251,000, exercisable within a period of 45 days commencing on March 24, 2005 and the Banks granted Mr. Yeung a call option allowing him to require the Banks, during a period of 18 months, commencing as of September 24, 2003, and in the event that the Banks will not exercise their put option, during additional 90 days period commencing as of May 9, 2005, to sell him such warrants at a price that is not lower than $1,251,000 and not higher then $1,770,165, depending on the average closing price of our ordinary shares during the last 90 business days prior to such exercise. We also agreed to grant the Banks warrants to purchase an additional 1,100,000 ordinary shares at an exercise price of $2.00 per share, exercisable for 5 years, commencing as of September 24, 2003.

      As of December 31, 2004, we were not indebted to our Banks under any short-term loans, long-term loans or credit facilities, but they have provided $4,123,000 of guarantees on behalf of our customers and suppliers in the ordinary course of business. The guarantees are secured by a first priority floating charge on all our assets and by a fixed charge on goodwill (intangible assets), unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of damage). Our agreements with the Banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business, from placing a lien on our assets without the Banks' consent and from declaring dividends to our shareholders. In addition, The Israeli Tax Authority has a first priority fixed charge on our fixed assets in the Beit-She'an facility. This charge will be released when the litigation between us and our former chief executive officer is resolved.

      On July 12, 2004 we entered into a stock purchase agreement with certain institutional and accredited investors, pursuant to which such investors purchased 1.8 million of our ordinary shares at a price of $1.60 per share, together with additional investment rights to purchase up to an aggregate of an additional 1.1 million ordinary shares at an exercise price of $2.10 per share, for a period of 24 months from August 11, 2004. In addition, we issued an aggregate of $3.0 million principal amount of convertible notes. The convertible notes will mature on July 12, 2007, bear interest at a rate of six month LIBOR plus 2.5% and are convertible at the investors' option at a conversion price of $2.10. The investors also received warrants exercisable for a period of five years beginning on January 12, 2005 to purchase up to an aggregate of 937,500 ordinary shares at an exercise price of $2.50 per share.

      We had capital expenditures of $317,000 in 2004 and $49,000 in 2003. We currently do not have any significant capital spending or purchase commitments. The increase in capital expenditures in 2004 was primarily attributable to the purchase of computers, development software and peripheral equipment.

      Net cash generated from operating activities was $997,000 in 2004. This was attributable primarily to our net income of $822,000, depreciation and amortization of $1,066,000 and a decrease in trade receivables of $1,853,000, offset by a net decrease in costs and estimated earnings in excess of billings of $1,980,000, a $951,000 decrease in inventories, and a $574,0000 decrease in deferred revenues. Net cash generated from operating activities was $1,021,000 in 2003. This was attributable primarily to our net income of $758,000, depreciation and amortization of $2,072,000, a net increase in costs and estimated earnings in excess of billings of $1,085,000 and a $722,000 increase in other payables and and accrued expenses, offset by a gain of $1,013,00 on the extinguishment of debt, a $1,664,000 increase in trade receivables and a $709,000 decrease in deferred revenues. .

      Net cash used in investing activities was approximately $1,374,000 in 2004 and $50,000 in 2003. In 2004 we used $1,032,000 as an investment in long-term restricted cash (restricted to secure bank guarantees issued to certain of our costumers) and $349,000 for the purchase of property and equipment.

      Net cash provided by financing activities was $3,374,000 in 2004. This amount was principally provided by the private placement of July 2004 and was offset in part by the repayment of $ 2,329,000 of short-term bank credits and loans with the proceeds of the private placement. Net cash used in financing activities was $1,074,000 in 2003, due to the repayment of short term bank credit.

      As a result of the foregoing, at December 31, 2004, we had a working capital of $2.3 million and cash and cash equivalents of $3,464,000 as compared to a working capital deficiency of $2.7 million and cash and cash equivalents of $467,000 at December 31, 2003.

      We expect to fund our short-term liquidity needs, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from our cash and cash equivalents, operating cash flow and our credit facilities. We believe that our current cash and cash equivalents, credit facilities and our expected cash flow from operations in 2005 will be sufficient to meet our cash requirements in 2005. However, we cannot assure that that such funds will be sufficient to finance our operations and that, in such event, our shareholders, other investors or the Banks will continue to provide us with funds when requested. The failure of our principal shareholders, other new investors or the banks, to provide us with the necessary financing may result in a significant scale back or elimination of some aspects of our operations.

      As of March, 31, 2005 there were 19,486,840 warrants outstanding to purchase our ordinary shares. Of such warrants, 3,781,995 warrants have an exercise price of par value per share, 13,667,345 warrants have an exercise price of $2.00 per share, 1,100,000 warrants have an exercise of $2.10 per share and 937,500 warrants have an exercise of $2.50 per share. To the extent any warrants are exercised the proceeds will be added to our working capital.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

RESEARCH AND DEVELOPMENT

      Our research and development investments focus on improvements to our existing products and the development of complementary products that would provide continued support for our current customers and would improve our capability to market our products to new customers.

      In the years ended December 31, 2002, 2003 and 2004, our research and development costs were $122,000, $0 and $0 respectively. In 2003, we made a strategic decision not to engage in internal research and development activities, but rather to develop products through customer orders. For example, in 2002 we engaged in the development of our GDS product and co-development of DAS, both as sub-contractors for Smiths in connection with the PM-V Program. We intend to continue this approach for the foreseeable future.

      As of December 31, 2004, we employed 48 engineers in research and development, which spend most of their time on research and development activities generated through customer orders and an immaterial part of their time on internal research and development activities.

      The Office of the Chief Scientist of the Israeli Ministry of Industry and Trade encourages research and development by providing grants to Israeli companies. The terms of such grants prohibit manufacture of the developed products outside Israel and the transfer of technologies developed using the grants to any person without the prior written consent of the Chief Scientist. We have not received any grants from the Office of the Chief Scientist since 1996.

      Pursuant to applicable Israeli law, we are currently required to pay royalties at the rate of 3-5% of sales of products developed with certain grants received from the Chief Scientist, up to 100% of the amount of such grants, linked to the U.S. dollar. As of December 31, 2004, our total obligation for royalties payments, net of royalties paid or accrued is approximately $641,000.

      We are committed to pay royalties to the Israel - United States Binational Industrial Research and Development Foundation at the rate of 2.5% up to 150% of the research and development expenses financed by the foundation. Our total obligation for royalties, net of royalties paid or accrued, totaled approximately $2.5 million as of December 31, 2004.

D.    TREND INFORMATION

      Based on our strategic plan, we have succeeded in reducing our losses and returning to profitable operations in the years ended December 31, 2003 and 2004. We cannot provide any assurances that we will be successful in meeting our targets in the future. As a result of the unpredictable business environment in which we operate, we are unable to provide any specific guidance as to sales and profitability trends.

      Our future revenues will, in great measure, be dependent upon the success of our sales and marketing strategy. We are currently focusing our sales efforts on:

     o    testing solutions;

     o ground debriefing stations and avionics products for the F-16 aircraft of Lockheed Martin Aerospace;

     o    fighter and trainer up-grades based on our A-4 up-grade for the IAF;
          and

     o    manufacturing services.

      If we are unsuccessful in our sales efforts, it is unlikely that we will be able to achieve profitability in the future and we will require additional capital.

E.    OFF-BALANCE SHEET ARRANGEMENTS

      We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

      The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2004 and the effect we expect them to have on our liquidity and cash flow in future periods.

        CONTRACTUAL OBLIGATIONS                                    PAYMENTS DUE BY PERIOD
--------------------------------------     ----------------------------------------------------------------
                                                                                                     More
                                                             Less than                    3-5       than 5
                                               Total          1 year        1-3 Years     Years      years
                                            ----------      -----------    ----------     -----      -----
Long-term debt obligations .............    $2,346,000              -      $2,346,000       -          -
Operating lease obligations.............    $1,009,000       $468,000      $  541,000       -          -
Purchase obligations....................             -              -               -       -          -
Total...................................    $3,355,000       $468,000      $2,887,000       -          -

      In addition, we have long-term liabilities for severance pay that is calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. As of December 31, 2004 our severance pay liability was $2,063,000.

      We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3 - "Key Information."

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

      Our articles of association provide for a board of directors consisting of no less than two and no more than eleven members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of seven directors.

      Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our chief executive officer and by the board of directors. Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable employment agreements.

      Set forth below are the name, age, principal position and biographical description of each of our directors and executive officers:

NAME                                    AGE    POSITION
----------------------------------    ------   -------------------------------------------------
Herzle Bodinger (1)................      62    Chairman of the board and president
Adar Azancot.......................      40    Chief executive officer
Elan Sigal.........................      38    Chief financial officer
Zvi Alon...........................      51    Vice president, business development and marketing
Dov Sella..........................      50    Vice president and chief operating officer
Adrian Berg (2)....................      57    Director
Roy Kui Chuen Chan (3).............      58    Director
Ben Zion Gruber (2)................      46    Director
Michael  Letchinger (1)............      49    Director
Hava Snir (4)......................      62    Outside director
Zvi Tropp (4)......................      64    Outside director
-------------------------------------------------------------------------------------------------

_________________________
(1) Mr. Bodinger and Mr. Letchinger will serve as directors until our 2007 annual general meeting of shareholders.

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

      ELAN SIGAL re-joined us in January 2004 as chief financial officer. From May 2000 to December 2003, Mr. Sigal worked as a management consultant in the London office of McKinsey & Co., a leading global management consulting firm. Prior to that Mr. Sigal worked with us from July 1997 to April 2000, initially as a system engineer developing one of our leading products, and later as a marketing manager. For nine years Mr. Sigal served as a fighter pilot in the Israeli Air Force. Mr. Sigal holds a B.A. degree in Economics from Tel Aviv University.

      ZVI ALON joined us in January 2000 and served as our vice president and chief operating officer until March 30, 2003 when he was appointed vice president of business development and Marketing. From 1980 to 1999 (except for a period from 1987 until 1989), Mr. Alon served in various managerial positions with the Israel Aircraft Industries, as director of business development and marketing, director of electrical and avionics engineering, avionics programs manager and group leader and operational definition officer of the "Lavi" project office. Previously, Mr. Alon served in the Israeli Air Force for ten years. Mr. Alon holds a B.Sc. degree in Mathematics and Computer Science and an M.Sc. degree in Computer Science, both from Tel Aviv University.

      DOV SELLA joined us in January 2003 and was appointed chief operating officer on March 30, 2003. Mr. Sella has over 20 years of senior management and product development experience. From 1982 until 1997 Mr. Sella worked for Elbit Systems Ltd., a leading Israeli defense contractor. Among his roles at Elbit were director of programs, director of avionics engineering and director of business development. Between 1997 and 2000, Mr. Sella served UltraGuide Ltd., a medical devices start-up, as executive vice president and vice president of business development and vice president of research and development. During the three years prior to joining our company, Mr. Sella was the president of NeuroVision Inc., a medical technology start-up. Mr. Sella has a B.Sc. degree in Computer Engineering from the Technion Israel Institute of Technology (cum laude). He served as a fighter aircraft navigator in the Israeli Air Force.

      ADRIAN BERG has served as a director since November 1997. Mr. Berg is a designee of Horsham Enterprises Ltd. Since 1976, Mr. Berg has been a chartered accountant and senior partner at the U.K. firm, Alexander & Co., Chartered Accountants. Mr. Berg holds a B.Sc. degree in Industrial Administration from the University of Salford and received his qualification as a fellow of the U.K. Institute of Chartered Accountants in 1973 after he completed three years of training at Arthur Andersen & Co.

      ROY KUI CHUEN CHAN has served as a director since November 1997. Mr. Chan is a designees of Horsham Enterprises Ltd. Mr. Chan has been legal consultant to Yeung Chi Shing Estates Limited, a Hong Kong holding company with major interests in hotels and real estate in Hong Kong, China, the U.S., Canada and Australia, and its international group of companies, since 1984. Mr. Chan presently serves as legal counsel to several Hong Kong companies, including Horsham Enterprises Ltd. Mr. Chan received his qualification as a solicitor and has been a member of the U.K. bar since 1979 after he completed five years of training at Turners Solicitors.

      BEN ZION GRUBER was elected as a designee of the shareholders (excluding Howard Yeung) that participated in our last private placement. Mr. Gruber is founder and manager of several real estate and construction companies and an entrepreneur involved in several hi-tech companies. Mr. Gruber is a Colonel
(Res) of the Israeli Defense Forces serving as Brigadier Commander of a tank battalion. Mr. Gruber holds an M.A. degree in Behavioral Sciences from Tel Aviv University, a B.Sc. degree in Engineering of microcomputers from "Lev" Technology Institute and is currently studying for his PhD degree in Behavioral Sciences at the University of Middlesex, England. In addition Mr. Gruber is a graduate of a summer course in Business Administration at Harvard University, as well as several other courses and training in management, finance and entrepreneurship. Mr. Gruber is a member of the Board of Employment Service of the Government of Israel. He also serves on the boards of directors of the Company for Development of Efrat Ltd., and the Association of Friends of "Kefar Shaul" Hospital. Mr. Gruber serves on the Ethics Committees of the Eitanim and Kefar Shaul Hospitals as well as a director of several other charitable organizations.

      MICHAEL LETCHINGER was elected as a designee of Horsham Enterprises Ltd. in November 2004. Since 2000, Mr. Letchinger has been General Counsel and Senior Vice President-Managing of Potomac Golf Properties, LLC, a company engaged in real estate development and free standing golf facilities. From 1994 to 2000, Mr. Letchinger was General Counsel and Senior Vice President-Managing of Potomac Development Associates, a sister company of Potomac Golf Properties, LLC. Mr. Letchinger holds a B.A. degree in economics from Brandeis University, Waltham, Massachusetts, and a JD from University of Chicago Law School.

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

      ZVI TROPP has served as an outside director since December 2000. From November 2000 until April 2003, Mr. Tropp served as the chief executive officer of Enavis Networks Ltd, a wholly owned subsidiary of ECI Telecom Ltd. Since April 2003 Mr. Tropp has served as senior consultant with Zenovar Consultants Ltd. Zenovar an Israeli company providing consultancy services with respect to business organization, marketing and real estate. Mr. Tropp was vice president-finance and business development of Baltimore Spice Israel Ltd., an Israeli food additives manufacturer, from January 1994 until May 1998. Prior thereto, Mr. Tropp served in various positions in the private sector. Prior to joining the private sector, Mr. Tropp was a government employee for 20 years and held various positions with the Israeli Ministries of Defense and Agriculture, the last of which was as chief economic adviser to the Ministry of Defense. Mr. Tropp has lectured in Economics and Defense Economics at the Hebrew University, Tel Aviv University and Bar Ilan University. Mr. Tropp serves as a member of the board of directors of Ofek Trust Fund Ltd., an Israeli affiliate of Bank Leumi Le-Israel B.M., whose shares trade on the Tel Aviv Stock Exchange, of ELBIT Medical Imaging Ltd, whose shares are traded on NASDAQ, and of several Israeli private companies. Mr. Tropp holds a B.Sc. degree in Agriculture and an M.Sc. degree in Agricultural Economics, both from the Hebrew University.

B     COMPENSATION

      The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2004.

                                                      Salaries, fees,          Pension, retirement
                                                  commissions and bonuses     and similar benefits
                                                  -----------------------     --------------------
All directors and executive officers
as a group, consisting then of 11 persons                $707,910                     $274,340

      During the year ended December 31, 2004, we paid each of our outside directors a per meeting attendance fee of NIS 1,000 ($232) plus an annual fee of NIS 18,000 ($4,178).

      As of December 31, 2004, our directors and executive officers as a group, consisting of eleven persons, held options to purchase an aggregate of 1,673,000 ordinary shares, at exercise prices ranging from $0.69 to $6.25 per share, vesting over three years. These options expire between 2009 and 2013. Of such options 144,000 options were issued under our 1999 employee stock option plan and 1,529,000 options were issued under our 2003 employee stock option plan. In 2004, 31,250 options were exercised, 43,750 forfeited and 26,667 were cancelled.

C     BOARD PRACTICES

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

ALTERNATE DIRECTORS

      Our articles of association provide that any director may appoint, by written notice to us, another person to serve as an alternate director, subject to the approval of the board of directors. Pursuant to the Israeli Companies Law, any person, including a person already acting as director or alternate director in a company may act as an alternate director at such company, provided, however, that the if such alternate director is a member of any committee of the board of directors the same person may not act as an alternate for member of such committee.. An alternate director may be appointed for one meeting or for another specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as an alternate director, except if the director is unable to attend a meeting of the board of directors.

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

      Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

      Under the Israeli Companies Law, we are required to establish an audit committee consisting of both our outside directors and a third director, who is not: (i) the chairman of the board of directors; (ii) employed by the company or provides services to the company; or (iii) a controlling shareholder or a relative thereof. In addition, the Nasdaq Stock Market requires us to have at least two independent directors on our board of directors and to establish an audit committee. Ms. Snir and Mr. Tropp qualify both as independent directors under the Nasdaq Stock Market requirements and as outside directors under the Israeli Companies Law requirements. Mr. Adrian Berg serves as the third member of our audit committee.

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

      The Israeli Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under " -- Directors and Senior Management" above is an office holder. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

      The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself (with further shareholder approval required in the case of extraordinary transactions). An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be.

      The Israeli Companies Law also provides that some transactions between a public company and a controlling shareholder, or transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the board of directors and of the shareholders. Moreover, an extraordinary transaction with a controlling shareholder or the terms of compensation of a controlling shareholder must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

      However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval. In addition, pursuant to the recent amendment to these regulations, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are for the benefit of the company. If the director or the office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders provided that certain criteria are met.

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

      The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 50% shareholder of the company, unless there is a 50% shareholder of the company. These rules do not apply if the purchase of the shares is made through a private placement, provided that such private placement has been properly approved by the shareholders of the company. In addition, these rules do not apply if the shares are purchased from another 25% shareholder of the company or from another 45% shareholder of the company. Regulations under the Israeli Companies Law provide that its tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided that such breach is not connected to distributions of dividends and repurchase of the Company's securities as detailed in the Israeli Companies Law. Our articles of association do not permit us to exculpate an office holder.

      The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the insurance of the liability of any of its office holders with respect to an act performed by him in his capacity as an office holder, for:

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

     o Our articles of association provide that we may enter into a contract for the insurance of the liability, in whole in part, of any of our office holders, to the maximum extent permitted by the Israeli Companies Law.

     o In addition, our articles of association provide that we may, with respect to an act performed in the capacity of an office holder, indemnify an office holder retroactively against:

     o a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court; and

     o reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in a proceedings we instituted against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted.

      These provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of certain improper actions. However, pursuant to a recent amendment to the Israeli Companies Law, a company may indemnify any of its office holders for reasonable litigation costs incurred by such office holder in connection with any investigation or other legal proceedings taken by any governmental or other authorized authority, provided that:

     o such investigation or proceedings did not result in indictment or if such indictment has been filed the hearing of the charges has been stayed by the Israeli State Attorney;

     o    The charges have not been substituted by a monetary liability.

      In addition, pursuant to such recent amendment a company may indemnify any of its office holders for reasonable litigation costs incurred by it also if the charges have been substituted by monetary liability provided the offense in which such office holder has been indicted does not require criminal intent.

      Pursuant to the Israeli Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if such office holder is a director, also by our shareholders.

      We have undertaken to indemnified our office holders to the fullest extent permitted by law. We currently maintain a directors and officers liability insurance policy with a per claim and aggregate coverage limit of $5.0 million.

EMPLOYMENT AGREEMENTS

      On May 1, 1997, we entered into an employment agreement with Mr. Herzle Bodinger who assumed the position of the general director of our International Division. Mr. Bodinger was appointed our chief executive officer and president in June 1998. Nonetheless, his terms of employment have not changed. The agreement provides for a base salary and a package of benefits including options and warrants and contains certain non-competition and confidentiality provisions. The agreement does not provide for any benefits upon termination of employment, except for benefits to which Mr. Bodinger is entitled under Israeli law. Such benefits include severance payments equal to one month salary per each year of employment with us. Under the agreement, the term of Mr. Bodinger's employment will continue until such time as it is terminated by us, subject to providing Mr. Bodinger with a six-month prior notice. Mr. Bodinger may terminate the agreement on a one-month prior notice. As of October 24, 2001, Mr. Bodinger relinquished the chief executive officer position to Adar Azancot retaining the positions of president and chairman of our board of directors. We are currently negotiating a new employment agreement with Mr. Bodinger. As part of these negotiations, Mr. Bodinger agreed, effective as of September 2003, to reduce his monthly salary. Mr. Bodinger agreed to a further reduction in his salary as of February 1, 2004.

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

      Our Audit Committee consists of three board members who satisfy the "independence" requirements of the SEC, Nasdaq and Israeli Law for audit committee members. Our audit committee is currently composed of Ms. Hava Snir and Mr. Zvi Tropp, both satisfying all of these requirements and Mr. Adrian Berg, who satisfies the "independence' requirements of audit committee members under the Israeli Law. The audit committee meets at least once each quarter.

      Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

      The Audit Committee reviewed our audited financial statements for the year ended December 31, 2004 and members of the committee met with both management and our external auditors to discuss those financial statements. Management and the external auditors have represented to the Audit Committee that the financial statements were prepared in accordance with the generally accepted accounting principles. Members of the Audit Committee have received from and discussed with the external auditors their written disclosure and letter regarding their independence from our company as required by Independence Standards Board Standard No. 1. Members of the Audit Committee also discussed with the external auditors any matters required to be discussed by Statement on Auditing Standards No. 61. Based upon these reviews and discussions, the Audit Committee has recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2004.

OTHER COMMITTEES

      Our board of directors established a Compensation Committee composed of Mr. Zvi Trop and Mr. Adrian Berg. The Compensation Committee is authorized to determine all compensations issues, especially to administer our option plans and to make recommendations to our board of directors in connection with option grants to our employees and directors, and the terms thereof. The Compensation Committee will also make recommendation to our board of directors in connection with the terms of employment of our chief executive officer and president.

INTERNAL AUDIT

      The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Israeli Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Our internal auditor complies with the requirements of the Israeli Companies Law.

D.    EMPLOYEES

      On December 31, 2004, we employed 106 persons, of whom 41 were employed in research, development and engineering, 51 persons in manufacturing and logistics, 4 persons in sales and marketing, and 10 persons in administration and management and finance. All of our employees are located in Israel. In addition, CACS (our 80% owned subsidiary) employed 18 persons in China.

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

E.    SHARE OWNERSHIP

BENEFICIAL OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

      The following table sets forth certain information as of March 31, 2005 regarding the beneficial ownership by each of our directors and executive officers:



                                                     NUMBER OF ORDINARY
                                                           SHARES                PERCENTAGE OF
                         NAME                       BENEFICIALLY OWNED (1)       OWNERSHIP (2)
                         ----                       ----------------------       -------------
         Herzle Bodinger (3).......................       225,000                    1.1%
         Adar Azancot (3) (4)......................       225,000                    1.1%
         Elan Sigal (3) (5)........................        41,667                      *
         Zvi Alon (3) (6)..........................       219,000                    1.1%
         Dov Sella (3).............................        75,001                      *
         Adrian Berg (7) (8).......................       193,600                      *
         Roy Kui Chuen Chan (9) (10)...............       133,600                      *
         Ben Zion Gruber (3)(11)...................       241,582                    1.2%
         Michael Letchinger (12) ..................            --                     --
         Hava Snir (3).............................            --                     --
         Zvi Tropp (3) ............................            --                     --
         All directors and executive officers as a      1,354,450                    6.6%
         group (11) persons)(13)...................

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

(2) The percentages shown are based on 20,458,364 ordinary shares issued and outstanding as of March 31, 2005.

(3) The business addresses of Messrs. Bodinger, Alon, Sela, Shelly, Sigal, Azancot, Gruber, Tropp and Ms. Snir is c/o RADA Electronic Industries Ltd., 7 Giborei Israel Street, Netanya, Israel.

(4) All such ordinary shares are subject to currently exercisable options granted under our stock option plans, 200,000 options at an exercise price of $0.69 per share and 25,000 options at an exercise price of $1.34 per share. The options expire in September 2013.

(5) All such ordinary shares are subject to currently exercisable options granted under our stock option plans, at an exercise price of $1.29 per share. The options expire in September 2013.

(6) All such ordinary shares are subject to currently exercisable options granted under our stock option plans, 48,000 options at an exercise price of $3.75 per share, 48,000 options at an exercise price of $5.00 per share, 48,000 options at an exercise price of $6.25 per share and 75,000 options at an exercise price of $0.69 per share. 144,000 options expire in June 2010 and 75,000 options in September 2013.

(7) The business address of Mr. Berg is Alexander & Co., 17 St. Ann's Square, Manchester M2 7 PW, U.K.

(8) Includes 189,000 ordinary shares subject to currently exercisable options granted under our stock option plans, at an exercise price of $1.34 per share. The options expire in September 2013.

(9) The business address of Mr. Chuen Chan is Gearhart Holdings (H.K.) Limited, 2202 Kodak House II, 39 Healthy Street, E. North Point, Hong Kong.

(10) Includes 129,000 ordinary shares subject to currently exercisable options granted under our stock option plans, at an exercise price of $1.34 per share. The options expire in September 2013.

(11) Includes 204,082 ordinary shares issuable upon currently exercisable warrants at an exercise price of $2.00 per share that were issue in connection with the private placement of our shares in June 2002. 37,500 of such ordinary shares are subject to currently exercisable options granted under our stock option plans, at an exercise price of $1.34 per share. The options expire in September 2013.

(12) The business address of Mr. Letchinger is 2709 Rittenhouse Street, Washington DC, 20015, USA.

(13) Includes 204,082 ordinary shares issuable upon the exercise of currently exercisable warrants, at an exercise price of $2 per share that were issued in connection with a private placement of our shares in June 2002. Such warrants expire on June 30, 2007,

STOCK OPTION PLANS

      Our 1994 Stock Option Plan, or the 1994 Plan expired on November 23, 2004 and no options can be granted after such date.

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

      The 1994 Plan also contained provisions protecting optionees against dilution of the value of their options in the case of stock splits, stock dividends or other changes in our capital structure, in the event of any proposed reorganization or merger involving our company or in the event of any spin-off or distribution of assets to our shareholders.

      1996 STOCK OPTION PLAN

      Our 1996 Stock Option Plan, or the 1996 Plan, authorizes the issuance of options to key employees and consultants, including officers and directors of our company and its subsidiaries, to purchase an aggregate of 5,600 ordinary shares, who, in the judgment of the board of directors or, if appointed in the future, a committee which will administer the 1996 Plan, are in position to contribute significantly to our success. The board of directors or the committee will determine the number of shares covered by each option, and the formulation, within the limitations of the 1994 Plan, of the form of option The terms of the 1996 Plan are substantially the same as those of the 1994 Plan.

      As of March 31, 2005, options to purchase 4,400 ordinary shares had been granted to 2 employees and directors at an average exercise price of $3.84 per share. All of such options are currently exercisable. No options have been exercised to date.

      1999 STOCK OPTION PLAN

      Our 1999 Stock Option Plan, or the 1999 Plan, provides for the issuance of stock options to purchase an aggregate of 325,200 of our ordinary shares. Options under the 1999 Plan may be issued to key employees and consultants, including officers and directors of our company and its subsidiaries who, in the judgment of the board of directors or, if appointed in the future, a committee which will administer the 1999 Plan, are in a position to contribute significantly to our success. The terms of the 1999 Plan are substantially the same as those of the1996 Plan. As of March 31, 2005, options to purchase 259,200 ordinary shares had been granted to 12 employees at an average exercise price of $4.55 per share. Of such options, options to purchase 259,200 ordinary shares are currently exercisable.

      2003 STOCK OPTION PLAN

      Our 2003 Stock Option Plan, or the 2003 Plan, provides for the issuance of stock options to purchase an aggregate of 2,000,000 of our ordinary shares. Options under the 2003 Plan may be issued to employees including officers and directors of our company and its subsidiaries who, in the judgment of the board of directors based on the recommendation of our compensation committee, are in a position to contribute significantly to our success. The provisions of our 2003 Plan are designated to allow for the tax benefits promulgated under the Israeli Income Tax Ordinance [New Version]. Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2003 Plan will be taxable under the "capital gains path." Pursuant to this path the profit realized by the employee is taxed as a capital gain (25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted. If the shares are sold before the lapse of said 24 months period, the profit is re-characterized as ordinary income. The company is not allowed a corresponding salary expense, even in the event the profit is taxed as ordinary income. Otherwise, the terms of the 2003 Plan are substantially the same as those of the 1994 Plan. As of March 31, 2005 options to purchase 1,952,000 ordinary shares had been granted. Of such options, 83,335 options have been exercised and 110, 832 have been cancelled or forfeited. Options to purchase 1,308,001 ordinary shares are currently exercisable.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

      Mr. Howard Yeung is the beneficial holder of 40% of our outstanding shares, and holds currently exercisable warrants to purchase an additional 12,047,301 of our ordinary shares. Accordingly, Mr. Howard Yeung may be deemed to control our company.

      The following table sets forth certain information as of March 31, 2005, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

                                                       Number of
                                                    Ordinary Shares              Percentage of
Name                                             Beneficially Owned(1)           Ownership(2)
----                                             ----------------------          -------------
Howard P.L. Yeung (3)(4)(5)(6).................      20,407,861                      62.8%
Kenneth Yeung (3)(7)...........................       1,350,086                       6.6%
Most Worth Investments Limited (8).............       1,100,000                       5.4%
Bank Leumi le-Israel B.M (9) (10)..............       2,929,197                      12.5%
Bank Hapoalim BM (11) (12).....................       1,952,798                       8.7%

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

      (2) The percentages shown are based on 20,458,364 ordinary shares outstanding as of March 31, 2005.

      (3) Of the 20,407,861 ordinary shares, 1,350,086 shares are held by Horsham Enterprises Ltd., a corporation incorporated in the British Virgin Islands. Messrs. Howard P.L. Yeung and his brother Kenneth Yeung are the beneficial owners, in equal shares, of Horsham Enterprises Ltd. Accordingly, Messrs. Yeung may be deemed to be the beneficial owners of the ordinary shares held by Horsham Enterprises Ltd.

      (4) Includes 8,265,306 ordinary shares issuable upon the exercise of currently exercisable warrants issued to Mr. Howard P.L. Yeung.

      (5) Includes 3,781,995 ordinary shares issuable to Mr. Howard P.L. Yeung in the event he acquires warrants from Bank Leumi le-Israel B.M. and Bank Hapoalim BM. by exercising a call option granted to him by such banks pursuant to an option agreement dated September 24, 2003.

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

      (9) Includes 660,000 ordinary shares issuable upon the exercise of currently exercisable warrants and 2,269,197 ordinary shares issuable by exercising a put option granted pursuant to an option agreement dated September 24, 2003.

      (10) The address of Bank Leumi Le-Israel B.M. is 24-32 Yehuda Halevi Street, Tel Aviv 65546, Israel.

      (11) Includes 440,000 ordinary shares issuable upon the exercise of currently exercisable warrants and 1,512,798 ordinary shares issuable by exercising a put option granted pursuant to an option agreement dated September 24, 2003.

      (12) The address of Bank Hapoalim BM is 50 Rothchild Street, Tel Aviv, Israel.

      (13) Includes 400,000 ordinary shares issuable upon currently exercisable warrants at an exercise price of $2.50 per share, 229,125 ordinary shares issuable upon currently exercisable additional investment rights at an exercise price of $2.10 per share and 609,524 ordinary shares issuable upon currently exercisable convertible notes that were all issued in connection with the private placement of our shares in July 2004.

      As of March 29, 2005, there were 322 holders of record of our ordinary shares. Based on a review of the information provided to us by our transfer agent, 293 record holders holding approximately 61.3% of our ordinary shares had registered addresses in the United States. We believe that there were approximately 1,420 beneficial holders of our ordinary shares in March 2005.

B.    RELATED PARTY TRANSACTIONS

      On April 23, 2002, we entered into a loan agreement with Mr. Yeung, according to which he provided us with a $550,000 loan facility. The purpose of the facility was to provide us with short term working capital. We utilized $350,000 of the facility between April to June 2002. The remainder of this facility was subsequently converted into our ordinary shares.

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

      On June 22, 2003 we signed a memorandum of agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., or the Banks, which agreement was approved by our shareholders at an extraordinary general meeting of shareholders that was held on July 22, 2003. Pursuant to the agreement that was finalized on September 24, 2003, we restructured $3,451,000 of our outstanding debt to the Banks. We repaid $1,100,000 on account of our debt the Banks, and the Banks forgave $1,100,000 of debt and received warrants to purchase 3,781,995 of our ordinary shares, at an exercise price that is equal to the nominal (par) value of our shares, in lieu of $1,251,000 of our debt. These warrants expire on March 24, 2006 and may not be exercised for a period of 21 months unless transferred pursuant to the call or put options described below. The Banks also agreed to grant us an additional short-term line of credit of $500,000 to finance our cash flow requirements during 2003. As part of the agreement, our controlling shareholder, Mr. Howard P. L. Yeung, agreed to grant the Banks a put option allowing the Banks to require him to purchase the above warrants for the consideration of $1,251,000, exercisable within a period of 45 days commencing on March 24, 2005 and the Banks granted Mr. Yeung a call option allowing him to require the Banks, during a period of 18 months, commencing as of September 24, 2003, and in the event that the Banks do not exercise their put option, during an additional 90 day period commencing as of May 9, 2005, to sell him such warrants at a price that is not lower than $1,251,000 and not higher then $1,770,165, depending upon the average close price of our ordinary shares during the 90 business days prior to such exercise. We also granted the Banks warrants to purchase an additional 1,100,000 ordinary shares at an exercise price of $2.00 per share, exercisable for 5 years, commencing as of September 24, 2003.

C.    INTERESTS OF EXPERTS AND COUNSEL

      Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

LEGAL PROCEEDINGS

      In December 1998, Haim Nissenson, our former president and chief executive officer, filed a complaint against us and Herzle Bodinger, our incumbent president, in the Regional Court for Labor Disputes of Tel Aviv (Case No. 3/4074/98 H. NISSENSON V. RADA ELECTRONIC INDUSTRIES LTD. AND OTHERS), seeking approximately NIS 2.0 million (approximately $500,000) for salary, vacation and severance payments and other benefits that he is allegedly entitled to pursuant to his retirement agreement with us. In addition, Mr. Nissenson is seeking a permanent injunction and a declarative relief, stating that a personal loan that was provided to him by us had been forgiven. Mr. Nissenson is also asserting that Mr. Bodinger caused the breach of the retirement agreement. We defended the claim vigorously asserting, among others, that (i) the retirement agreement is not valid since it was not approved pursuant to the requirements of the applicable law; (ii) Mr. Nissenson was responsible for our company's precarious financial condition at the time he resigned and for the concealment of these facts from our board of directors and our investors; (iii) during the board of directors meeting in which such agreement was discussed and approved, we alleged that Mr. Nissenson misrepresented our financial and economic condition and the nature and origins of his debt to us; and (iv) by breaching his fiduciary duties Mr. Nissenson caused us damages in amounts that exceed the amount of the complaint, which damages should be offset from any amounts awarded in favor of Mr. Nissenson, if any. In addition, we asserted that in accordance to a certificate dated March 23, 1992, Mr. Nissenson assigned all his rights to receive employment related benefits other than salaries, including severance and vacation payments up to the above certificate date. The hearing of this claim was combined with the hearing of our claim for repayment of the loan granted to Mr. Nissenson, as detailed below and the court is currently hearing the testimonies of Mr. Nissenson's witnesses. Our management believes that this claim will not have a material adverse effect on our financial condition or results of operations In addition, the income tax authorities has informed us that they may seek to collect the salary tax due in respect of the retirement arrangements of Mr. Nissenson which are the subject matter of this litigation.

      In October 2000, Mr. Guy Nissenson, the son of our former chief executive officer, filed a complaint in the District Court of Tel-Aviv against, Mr. Bodinger (Civil Case 2733/99 G. NISSENSON V. H. BODINGER), alleging that Mr. Bodinger made defamatory comments regarding him during a board meeting. The complaint seeks damages in the amount of NIS 1.1 million (approximately $250,000). On June 2004 the District Court completely denied the claim and compelled the plaintiff to pay litigation costs in the amount of NIS 50,000. The plaintiff appealed the judgment to the Israeli Supreme Court and the appeal is pending.

      In September 1999, we filed a suit in the District Court of Tel-Aviv against Messrs. Haim Nissenson and Eles Dubronsky, a former board member, (Civil File 2514/99 RADA ELECTRONIC INDUSTRIES LTD. V. H. NISSENSON AND OTHERS) seeking damages in the amount of $1.4 million. In the complaint, we alleged that Messrs. Nissenson and Dubronsky: (i) represented to our board of directors inaccurate and incomplete information, and (ii) failed to disclose, during the course of our board's deliberations to acquire Jetborne International, Ltd., their personal interest in Jetborne International and Mr. Nissenson's involvement in a previous attempt to gain control of Jetborne International several years earlier. We alleged that our board of directors approved the acquisition based on the inaccurate and incomplete information and that the acquisition caused severe losses. We further alleged that in their conduct Messrs. Nissenson and Dubronsky breached their fiduciary duty owed to us and to our shareholders while acting as an executive and members of our board of directors. Our motion to attach the funds deposited by Mr. Nissenson in his pension funds was denied by the Court in May 2000. The suit is currently in its preliminary stages.

      In August 2000, we filed a claim against Mr. Haim Nissenson in the Regional Court for Labor Disputes in Tel Aviv (Case No. 7049/00 RADA ELECTRONIC INDUSTRIES LTD. V. NISSENSON.) in the amount of NIS 2.0 million (approximately $460,000) for the repayment of the loan granted by us to Mr. Nissenson that allegedly was forgiven by us in Mr. Nissenson's retirement agreement, as mentioned above. The hearings of both Mr. Nissenson's and our claims in the Regional Court for Labor Disputes were joined and the court is currently hearing testimony.

      In May 2001, Mr. Haim Nissenson filed a suit against us in the District Court of Tel Aviv (Civil Case 1715/01 H. NISSENSON V. RADA ELECTRONIC INDUSTRIES LTD.) for damages allegedly suffered by him as a result the cancellation of an attachment imposed by us on his pension funds in connection with the previously mentioned Jetborne International litigation. The claim is for NIS 1.0 million (approximately $230,000). We are defending the suit vigorously and denied all of Mr. Nissenson's allegations.

      In June 2001, we filed a counter claim against Mr. Haim Nissenson, his wife and another former director for damages caused us as a result of transfers of funds to third parties that were made in breach of fiduciary duties owed to us by Mr. Nissenson and the other former director. In addition, we are seeking a declaratory judgment stating that Mrs. Nissenson is liable to us for the repayment of the loan provided to Mr. Nissenson, jointly with Mr. Nissenson. We are also seeking a declaration that the transfer of the title to Mr. Nissenson's house and another apartment to his wife without consideration in the beginning of 1997 are void and were made to avoid the repayment of outstanding loans to us.

      In January 2001, we filed a suit against our former controller, Mr. Mordechai Perera in the Regional Court for Labor Disputes in Tel Aviv (Case No. 1672/01 RADA ELECTRONIC INDUSTRIES LTD. V. PERERA) in the amount of approximately $300,000 for the repayment of a loan provided to him. While Mr. Perera does not deny that he received such amount, he claims that it was promised to him on account of his compensation and was registered as a loan in the books of our company for tax purposes. He further claims that Mr. Nissenson orally promised him that such loan would be forgiven. In March 2001, Mr. Perera filed a counter claim in the amount of approximately $575,000 for various payments to which he is allegedly entitled in connection with his employment and termination thereof by us, including bonus, severance payments, vacation redemption and overtime payments. The hearing of our case is now in progress.

      In February 2001, we filed a suit against Mr. Eles Dubronsky, a former member of our board of directors, in the District Court of Tel Aviv (Civil Case 1158/01 RADA ELECTRONIC INDUSTRIES LTD. V. E. DUBRONSKY) in the amount of approximately $250,000. We maintain that Mr. Dubronsky is personally responsible for drafting and executing Mr. Nissenson's retirement agreement and that in such capacity he breached his fiduciary duties to our company and should the Labor Court decide that the retirement agreement is valid and enforceable against us, Mr. Dubronsky has to indemnify us for all the damages caused to us as a result of such Court decision. The District Court has issued a stay of the proceedings pending resolution of the Labor Court proceedings detailed above.

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

      In August 2004, Mr. Nissenson filed a suit against us, and our office holders, Messers. Bodinger, Azancot, Agmon, Trop, Sigal and Ms, Snir and against our former chief financial officer, Mr. Ronen Stein, in the District Court of Tel Aviv (Civil Case 56365/04 NISSENSON V. RADA ELECTRONIC INDUSTRIES LTD. AND OTHERS), seeking damages in the amount of NIS 1.0 million (approximately $230,000) and alleging that the description of the claim filed against him and another former director in connection with the acquisition of our formerly owned subsidiary Jetborne International, Ltd. included in our annual reports on Form 20-F and certain press releases contains defamatory allegations with respect to Mr. Nissenson. We believe that we and our officers have valid defenses against these claims. According to Israeli law, the usual award in defamatory claims is low and does not exceed NIS 500,000 (approximately $115,000).

      We are involved in legal proceedings arising from the operation of our business from time to time. Based on the advice of our legal counsel, management believes such other current proceedings will not have a material adverse effect on our financial position or results of operations.

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

      According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years. In the event cash dividends are declared, such dividends will be paid in NIS.

B. SIGNIFICANT CHANGES

      Since the date of the annual consolidated financial statements included in this annual report, we entered into an asset purchase agreement with Vectop Ltd. an Israeli company specializing in the design, development marketing and sale of electro-optic equipment and debriefing systems. On February 2005, we purchased all the assets, including know-how, intellectual property and patents that were used by, or connected to, Vectop's business. In addition, we are assuming $800,000 of Vectop's bank debt, payable commencing from 2006 over a two-year period, as well as other operational liabilities.

ITEM 9.  THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

      ANNUAL STOCK INFORMATION

      The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market or the Nasdaq SmallCap Market:

      YEAR                                        HIGH           LOW
      ----                                      ---------      --------
      2000.................................       $10.47         $1.80
      2001.................................         2.58          1.48
      2002.................................         1.80          0.54
      2003.................................         2.37          0.41
      2004.................................         3.44          1.14

      QUARTERLY STOCK INFORMATION

      The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq SmallCap Market:

      2003                                        HIGH           LOW
      ----                                      ---------      --------
      First Quarter........................       $0.68          $0.54
      Second Quarter.......................        1.04           0.41
      Third Quarter........................        0.76           0.59
      Fourth Quarter.......................        2.37           0.55

      2004                                        HIGH           LOW
      ----                                        ------         -----
      First Quarter........................       $1.99          $1.44
      Second Quarter.......................        3.44           1.41
      Third Quarter........................        2.32           1.14
      Fourth Quarter.......................        1.64           1.16

      MONTHLY STOCK INFORMATION

      The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the Nasdaq SmallCap
Market:

      2004                                        HIGH           LOW
      ----                                        ------         -----
      October.............................        $1.35          $1.16
      November............................         1.60           1.28
      December............................         1.64           1.40

      2005
      ----
      January.............................        $1.74          $1.40
      February............................         2.00           1.54
      March...............................         1.88           1.55

B.    PLAN OF DISTRIBUTION

      Not applicable.

C.    MARKETS

      Our ordinary shares traded on the Nasdaq National Market under the symbol "RADIF" from 1985 until June 10, 2002 when the listing of our ordinary shares was transferred to the Nasdaq SmallCap Market. On December 13, 2004, we changed our symbol to "RADI"

D.    SELLING SHAREHOLDERS

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

      On February 1, 2000, the Israeli Companies Law came into effect and superseded most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983, except for certain provisions which relate to liens, bankruptcy, dissolution and liquidation of companies. Under the Companies Law, various provisions, some of which are detailed below, overrule the current provisions of our articles of association.

      THE POWERS OF THE DIRECTORS

      Under the provisions of the Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See "Item 6A. Directors, Senior Management and Employees - Approval of Related Party Transactions Under Israeli Law."

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

      ANNUAL AND EXTRAORDINARY MEETINGS

      The board of directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of at least thirty days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 5% of our issued capital and at least 1% of the voting rights in our company. An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting.

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

      PROVISIONS RESTRICTING CHANGE IN CONTROL OF OUR COMPANY

      The Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such board's confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Generally, under the Companies Law, our articles of association are deemed to include a requirement that such merger be approved by an extraordinary resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Companies Law and regulations promulgated thereunder. See also "Item 6A. Directors, Senior Management and Employees - Directors and Senior Management - Approval of Related Party Transactions Under Israeli Law."

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

      GENERAL CORPORATE TAX RATE

      Until December 31, 2003, the regular tax rate applicable to income of companies was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the Israeli parliament, the Knesset, which determines, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 32% and 2007 and thereafter - 30%.

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

      TAXATION OF DIVIDENDS

      The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See "-Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

      Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or, in the case of certain U.S. Holders, financial services income for United States foreign tax credit purposes. U.S. Holders should note that recently enacted legislation eliminates the "financial services income" category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to "passive category income" and "general category income." Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion below. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

      Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2008 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the "Treaty") or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

      If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund" (a "QEF election") or to "mark-to-market" your ordinary shares, as described below, dividends would not qualify for the reduced maximum tax rate, discussed above, and

     o you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

     o the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

     o the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

     o you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

      A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the U.S. dollar). As of December 31, 2004, we had liabilities payable in NIS which are not linked to the U.S. dollar in the amount of $1.7 million and cash and receivables in the amount of $1,029,000 denominated in NIS. Accordingly, an increase of 1% of the NIS against the dollar would increase our financing expenses by approximately $4,000. A devaluation of 1% of the NIS against the dollar would decrease our financing expenses by the same amount. However, the amount of liabilities payable and/or cash and receivables in NIS is likely to change from time to time.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      None.

ITEM 15. CONTROLS AND PROCEDURES

      Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure.

      There were no changes to our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

      All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 16. RESERVED.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

      Our board of directors has determined that Mr. Zvi Trop, one of our outside directors, who qualifies a an independent director as this term is defined in Nasdaq's Market Rule 4200, meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

ITEM 16B.CODE OF ETHICS

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

ITEM 16C.PRINCIPAL ACCOUNTING FEES AND SERVICES

FEES PAID TO INDEPENDENT PUBLIC ACCOUNTANTS

      The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants and the percentage of each of the fees out of the total amount paid to the accountants.

                                                    YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------
                                             2003                               2004
--------------------------------------------------------------------------------------------------
SERVICES RENDERED                   FEES           PERCENTAGES          FEES          PERCENTAGES
--------------------------------------------------------------------------------------------------
Audit ..................           $50,000            100%             $66,000           100%
Audit-related ..........                 -              -                    -             -
Tax ....................                 -              -                    -             -
Other...................                 -              -                    -             -
Total ..................           $50,000            100%             $66,000           100%

PRE-APPROVAL POLICIES AND PROCEDURES

      Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

      Not applicable.

ITEM 16E.PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND
         PURCHASERS

ISSUER PURCHASE OF EQUITY SECURITIES

      Neither we, nor any "affiliated purchaser" of our company, has purchased any of our securities during 2004

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         Not applicable.

ITEM 18. FINANCIAL STATEMENTS

      CONSOLIDATED FINANCIAL STATEMENTS

      Index To Financial Statements......................................... F-1

      Report of Independent Registered Public Accounting Firm............... F-2

      Report of Independent Auditors........................................ F-3

      Consolidated Balance Sheets........................................... F-5

      Consolidated Statements of Operations................................. F-6

      Statements of Changes in Shareholders' Equity ........................ F-7

      Consolidated Statements of Cash Flows................................. F-8

      Notes to Consolidated Financial Statements........................... F-10

ITEM 19..EXHIBITS

                                INDEX TO EXHIBITS

      EXHIBIT             DESCRIPTION

      3.1*    Memorandum of Association of the Registrant

      3.2*    Articles of Association of the Registrant

      4.1*    Specimen of Share Certificate

      8       List of Subsidiaries of the Registrant

      10.1*   1994 Employee Stock Option Plan, as amended

      10.2*   1996 Employee Stock Option Plan, as amended

      10.3*   1999 Employee Stock Option Plan, as amended

      10.4*** 2003 Employee Stock Option Plan, as amended

      10.5*   Form of warrants to directors

      10.6* Loan Agreement dated June 3, 2001 between the Registrant and Mr. Howard Yeung

      10.7* Deed of Termination of Joint Venture Agreement dated June 3, 2001, effective as of January 1, 2000 and Agreement for the acquisition of part of the issued share capital of New Reef Holding Ltd. dated June 3, 2001

      10.8*** Memorandum of Agreement dated June 23 2003 between the Registrant and Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M.

      12.1 Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

      12.2 Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

      13.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

      13.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

      23.1 Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, Independent Registered Public Accounting Firm (Israel) with respect to our Registration Statements on Form F-3 and S-8

      23.2 Consent of Luboshitz Kasierer, an affiliate member of Ernst & Young International, Independent Auditors (Israel) with respect to our Registration Statements on Form F-3 and S-8

      ------------------

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

               RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2004

                            U.S. DOLLARS IN THOUSANDS

                                    INDEX

                                                             PAGE
                                                          ----------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM       F-2

REPORT OF INDEPENDENT AUDITORS                                F-3

CONSOLIDATED BALANCE SHEETS                                   F-4

CONSOLIDATED STATEMENTS OF OPERATIONS                         F-5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                 F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                     F-7 - F-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                F-9 - F-31

                                   ----------

[ERNST & YOUNG LOGO]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                         RADA ELECTRONIC INDUSTRIES LTD.

     We have audited the accompanying consolidated balance sheets of Rada Electronic Industries Ltd. (the " Company") and its subsidiary as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

                                              /s/ Kost Forer Gabbay and Kasierer
Tel-Aviv, Israel                                 KOST FORER GABBAY & KASIERER
March 1, 2005                                  A Member of Ernst & Young Global

[ERNST & YOUNG LOGO]

                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                         RADA ELECTRONIC INDUSTRIES LTD.

     We have audited the accompanying consolidated statement of operations, changes in shareholders' equity and cash flows of Rada Electronic Industries Ltd. (the "Company") and its subsidiary for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Company and its subsidiary for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles

                                            /s/ Luboshitz Kasiserer
Tel-Aviv, Israel                              Luboshitz Kasiserer
June 23, 2003                 An affiliate member of Ernst & Young International

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                                 DECEMBER 31,
                                                                                             -------------------
                                                                                      NOTE     2004       2003
                                                                                      ----   --------   --------
      ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                                    $  3,464   $    467
   Trade receivables (net of allowance for doubtful accounts of $ 221 and $ 214, at
      December 31, 2004 and 2003, respectively)                                                 1,643      3,496
   Other receivables and prepaid expenses                                                         208        250
   Costs and estimated earnings in excess of billings on uncompleted contracts          3       1,385        176
   Inventories                                                                          4       1,824        873
                                                                                             --------   --------
TOTAL current assets                                                                            8,524      5,262
                                                                                             --------   --------

LONG-TERM RECEIVABLES AND DEPOSITS:
   Long-term receivables                                                                5         988        990
   Long-term restricted cash                                                                    1,002         --
   Leasing deposits                                                                                94         71
   Severance pay fund                                                                           1,638      1,511
                                                                                             --------   --------
TOTAL long-term receivables and deposits                                                        3,722      2,572
                                                                                             --------   --------

PROPERTY, PLANT AND EQUIPMENT, NET                                                      6       4,283      4,728
                                                                                             --------   --------
OTHER ASSETS:
   Intangible assets, net                                                               7       1,709      1,987
   Deferred charges, net                                                                           59         --
                                                                                             --------   --------
TOTAL other assets                                                                              1,768      1,987
                                                                                             --------   --------

TOTAL assets                                                                                 $ 18,297   $ 14,549
                                                                                             ========   ========

      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Short-term bank credit and loans                                                     8    $     14   $  1,123
   Trade payables                                                                               1,080        640
   Other payables and accrued expenses                                                  9       3,612      3,317
   Deferred revenues                                                                              488      1,062
   Billings in excess of costs and estimated earnings on uncompleted contracts          3       1,065      1,836
                                                                                             --------   --------
TOTAL current liabilities                                                                       6,259      7,978
                                                                                             --------   --------

LONG-TERM LIABILITIES:
   Convertible note                                                                    11       2,346         --
   Long-term loans                                                                      8          --      1,220
   Accrued severance pay                                                                        2,063      2,048
                                                                                             --------   --------

TOTAL long-term liabilities                                                                     4,409      3,268
                                                                                             --------   --------
COMMITMENTS AND CONTINGENT LIABILITIES                                                 10

MINORITY INTERESTS                                                                                397        425
                                                                                             --------   --------

SHAREHOLDERS' EQUITY:                                                                  11
   Share capital-
      Ordinary shares of NIS 0.005 par value - Authorized: 45,000,000 shares at
         December 31, 2004 and 2003; Issued and outstanding: 20,448,364 and
         18,510,716 shares at December 31, 2004 and 2003, respectively                            110        108
   Additional paid-in capital                                                                  61,851     59,139
   Warrants                                                                                     2,223      1,405
   Accumulated deficit                                                                        (56,952)   (57,774)
                                                                                             --------   --------

TOTAL shareholders' equity                                                                      7,232      2,878
                                                                                             --------   --------

TOTAL liabilities and shareholders' equity                                                   $ 18,297   $ 14,549
                                                                                             ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                        YEAR ENDED DECEMBER 31,
                                                    ------------------------------
                                             NOTE     2004       2003        2002
                                             ----   --------   --------   --------
Revenues:                                      15
   Products                                         $ 11,123   $  8,977   $  6,773
   Services                                            3,037      3,338      3,626
                                                    --------   --------   --------

                                                      14,160     12,315     10,399
                                                    --------   --------   --------
Cost of revenues:
   Products                                            9,111      6,933      6,685
   Services                                            1,176      2,659      2,538
                                                    --------   --------   --------

                                                      10,287      9,592      9,223
                                                    --------   --------   --------

Gross profit                                           3,873      2,723      1,176
                                                    --------   --------   --------

Operating expenses:
   Research and development                               --         --        122
   Marketing and selling                                 738        781        808
   General and administrative                          2,116      1,917      2,281
                                                    --------   --------   --------

TOTAL operating expenses                               2,854      2,698      3,211
                                                    --------   --------   --------

Operating income (loss)                                1,019         25     (2,035)
Financial income (expenses), net              13a       (248)       708       (364)
Other income (expenses), net                  13b         23         (2)      (290)
                                                    --------   --------   --------

                                                         794        731     (2,689)
Minority interests in losses of subsidiary                28         27        206
                                                    --------   --------   --------

Net income (loss)                              16   $    822   $    758   $ (2,483)
                                                    ========   ========   ========

Net income (loss) per share:

   Basic net income (loss) per share                $   0.04   $   0.04   $  (0.15)
                                                    ========   ========   ========

   Diluted net income (loss) per share              $   0.03   $   0.04   $  (0.15)
                                                    ========   ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHARHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                         NUMBER OF             ADDITIONAL                               TOTAL
                                         ORDINARY     SHARE     PAID-IN                ACCUMULATED   SHAREHOLDERS'
                                          SHARES     CAPITAL    CAPITAL     WARRANTS     DEFICIT       EQUITY
                                        ----------   -------   ----------   --------   -----------   -------------
Balance at January 1, 2002              13,816,839   $   103    $ 56,646     $    --    $ (56,049)     $    700

   Issuance of Ordinary shares and
      warrants, net *)                   1,938,775         2         792          41           --           835
   Conversion of loan into Ordinary
      shares and warrants                2,755,102         3       1,347          83           --         1,433
   Net loss                                     --        --          --          --       (2,483)       (2,483)
                                        ----------   -------    --------     -------    ---------      --------

Balance at December 31, 2002            18,510,716       108      58,785         124      (58,532)          485

   Adjustment of accrual for issuance
      expenses                                  --        --         354          --           --           354
   Fair value of warrants issued in
      connection with settlement of
      debt, net *)                              --        --          --       1,267           --         1,267
   Fair value of warrants issued to
      suppliers                                 --        --          --          14           --            14
   Net income                                   --        --          --          --          758           758
                                        ----------   -------    --------     -------    ---------      --------

Balance at December 31, 2003            18,510,716       108      59,139       1,405      (57,774)        2,878

   Issuance of Ordinary shares and
      warrants, net *)                   1,864,313         2       2,482         818           --         3,302
   Beneficial conversion feature
      on convertible note                       --        --         180          --           --           180
   Exercise of options                      73,335    **) --          50          --           --            50
   Net income                                   --        --          --          --          822           822

                                        ----------   -------    --------     -------    ---------      --------

Balance at December 31, 2004            20,448,364   $   110    $ 61,851     $ 2,223    $ (56,952)     $  7,232
                                        ==========   =======    ========     =======    =========      ========

*) Net of issuance expenses of approximately $ 95, $ 38 and $ 115 for the years ended December 31, 2004, 2003 and 2002, respectively.
**)  Less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                   ------------------------------
                                                                                     2004       2003       2002
                                                                                   --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                               $    822   $    758   $ (2,483)
   Adjustments required to reconcile net income (loss) to net cash provided by
      (used in) operating activities:
      Depreciation and amortization                                                   1,066      2,072      2,388
      Loss (gain) on extinguishment of debt                                              --     (1,013)        83
      Provision of long-term receivable                                                  --         --        290
      Stock compensation expense - fair value of warrants issued to suppliers            --         14         --
      Minority interests in losses of subsidiary                                        (28)       (27)      (206)
      Accrued interest and translation differences on long-term receivables               2        (97)       (40)
      Amortization expenses on convertible note                                         106         --         --
      Capital loss on property, plant and equipment                                      16         --         --
      Decrease (increase) in trade receivables, net                                   1,853     (1,664)    (1,015)
      Decrease (increase) in other receivables and prepaid expenses                      42       (157)       (26)
      Decrease (increase) in costs and estimated earnings in excess of billings,
         net                                                                         (1,980)     1,085        460
      Decrease (increase) in inventories                                               (951)       204        539
      Increase (decrease) in trade payables                                             440          5       (162)
      Increase in other payables and accrued expenses                                   295        722         63
      Decrease in deferred revenues                                                    (574)      (709)      (592)
      Accrued severance pay, net                                                       (112)      (172)       276
                                                                                   --------   --------   --------

Net cash provided by (used in) operating activities                                     997      1,021       (425)
                                                                                   --------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Investment in long- term restricted cash                                          (1,002)        --         --
   Purchase of property, plant and equipment                                           (349)       (49)       (85)
   Proceeds from sale of property and equipment                                          --         --         94
   Repayment of loans granted to employees                                               --         --         20
   Investments in leasing deposits                                                      (23)        (1)       (70)
                                                                                   --------   --------   --------

Net cash used in investing activities                                                (1,374)       (50)       (41)
                                                                                   --------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of shares, net                                              2,484         --        835
   Proceeds from issuance of convertible note, net                                    2,351         --         --
   Decrease in short-term bank credits and in loans, net                             (2,329)    (1,074)      (223)
   Issuance of warrants                                                                 818         --         --
   Exercise of options                                                                   50         --         --
   Proceeds from issuance of loan to a related party                                     --         --        550
   Repayment of loan to a related party                                                  --         --       (200)
                                                                                   --------   --------   --------

Net cash provided by (used in) financing activities                                   3,374     (1,074)       962
                                                                                   --------   --------   --------

Increase (decrease) in cash and cash equivalents                                      2,997       (103)       496
Cash and cash equivalents at the beginning of the year                                  467        570         74
                                                                                   --------   --------   --------

Cash and cash equivalents at the end of the year                                   $  3,464   $    467   $    570
                                                                                   ========   ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                  YEAR ENDED DECEMBER 31,
                                                                 -------------------------
                                                                  2004     2003      2002
                                                                 -----   -------   -------
NON-CASH TRANSACTIONS:
   Conversion of shareholder's loan into Ordinary shares and
      warrants                                                   $  --   $    --   $ 1,350
                                                                 =====   =======   =======
   Fair value of warrants issued in connection with settlement
      of debt                                                    $  --   $ 1,305   $    --
                                                                 =====   =======   =======

   Adjustment of accrual for issuance expenses                   $  --   $   354   $    --
                                                                 =====   =======   =======

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:
   Net cash paid during the year for:
      Income taxes                                               $   3   $     5   $     7
                                                                 =====   =======   =======

      Interest                                                   $ 290   $   240   $   326
                                                                 =====   =======   =======

The accompanying notes are an integral part of the consolidated financial statements.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 1:-  GENERAL

          a. RADA Electronic Industries Ltd., an Israeli corporation ("the Company"), is engaged in the development, manufacture and sale of Automated Test Equipment ("ATE") products, avionics equipment and aviation data acquisition and debriefing systems.

          b. As reflected in the consolidated financial statements, as of December 31, 2004, the Company had an accumulated deficit of $ 56,952. During 2004, the Company concluded a private placement of 1,800,000 Ordinary shares and issued convertible notes to investors in the amount of approximately $ 5,800 (see Note 11). Management believes that the abovementioned round of financing and anticipated cash flows from operations will enable the Company to finance its operations at least through December 31, 2005.

          c. The Company operates a test and repair shop using its ATE products in Beijing, China through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS" or "subsidiary"). CACS was established with a third party, which owns the remaining 20% equity interest.

          d.   As for major customers, see Note 15.

          e. In 2003, the Company changed the estimated useful life of the remaining intangible assets associated with its Aircraft Test Systems Programs Sets ("TPSs") from five to ten years. The effect of change in estimate on the net income and net income per share for the years ended December 31, 2004 and 2003 resulted in an increase of $ 221 (or $ 0.01 per share) and $ 136 (or $ 0.01 per share), respectively.

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

          a.   Use of estimates:

               The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          b.   Financial statements in U.S. dollars:

               Most of the revenues of the Company and its subsidiary are generated in U.S. dollars ("dollar"). In addition, a substantial portion of the costs of the Company and its subsidiary is incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

               Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate. The representative exchange rate at December 31, 2004 was U.S. $ 1.00 = NIS 4.308 (December 31, 2003
               - NIS 4.379).

          c.   Basis of consolidation:

               The consolidated financial statements include the accounts of the Company and its subsidiary. Inter-company transactions and balances have been eliminated upon consolidation.

          d.   Cash equivalents and restricted cash:

               All highly liquid investments that are readily convertible to cash and are not restricted as to withdrawal or use and the period to maturity of which did not exceed three months at time of deposit, are considered cash equivalents.

               Restricted cash is invested in a long-term bank deposit, which is used as security for the Company's guarantees to customers. The deposit is in U.S. dollars and bears interest at an average rate of 2.3%.

          e.   Inventories:

               Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, and for market prices lower than cost. As for write-offs included in these financial statements, see Note 4.

               Cost is determined as follows:

               Raw materials and components - using the "first-in, first-out" cost method.

               Work in progress and finished goods - represents the cost of manufacturing with the addition of allocable indirect manufacturing costs.

               Amounts related to long-term contracts as determined by the percentage of completion method of accounting are recorded as "Costs and estimated earnings in excess of billings."

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          f.   Property and equipment:

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are as follows:

                                                     %
                                                -----------
               Factory and other buildings        2.5 - 4
               Machinery and equipment          10 - 15, 33
               Office furniture and equipment      6 - 15

               Leasehold improvements are amortized over the shorter of the estimated useful life or the lease period.

               Assets in respect of which investment grants have been received, are presented at cost less the related grant amount. Depreciation is based on net cost.

          g.   Intangible assets:

               Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or
               (ii) the straight-line method over the estimated useful life of the product. The Company assesses the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. As for impairment charges included in these financial statements, see Note 7.

          h.   Impairment of long-lived assets:

               The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144" Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considerd to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As for write-down charges included in these financial statements, see Note 6.

          i.   Research and development costs:

               Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", ("SFAS No. 86") requires capitalization of certain software development, costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               Research and development costs incurred in the process of developing product masters, product enhancements and the Company's Test System Programs Sets ("TPS") software library, integrated with the Company's test station, are charged to expenses as incurred.

               Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release, have been capitalized.

          j.   Income taxes:

               The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

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

               Severance expenses recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expenses for the years ended December 31, 2004, 2003 and 2002 amounted to $ 76, $ 132 and $ 541, respectively.

          l.   Fair value of financial instruments:

               The following methods and assumptions were used by the Company in estimating fair value and disclosures for financial instruments.

               The carrying amount of cash and cash equivalents, trade receivables, short-term bank credit, long-term deposits and trade payables approximate their fair value due to the short-term maturity of these instruments.

               Long-term loans and convertible notes are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans and convertible notes approximate their fair value.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          m.   Concentrations of credit risk:

               Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, long-term deposit, trade receivables and long-term receivables.

               The Company's cash and cash equivalents and long-term deposit are mainly held in U.S. dollars with major banks in Israel. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

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

               The Company granted loans in prior years to its former CEO and a former officer amounting to approximately $ 983 as of December 31, 2004 and 2003. These loans are unsecured and the Company is currently in litigation with these officers regarding such loans. If not paid, the Company will incur a loss equal to the amount of the loans.

               The Company has no off-balance sheet credit risks.

          n.   Warranty:

               In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the liability from these warranties is immaterial at balance sheet date.

          o.   Share based compensation:

               The Company accounts for employee stock based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44"). In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company discloses pro forma data assuming the group had accounted for employee stock option grants using the fair value-based method defined in SFAS No. 123.

               Pro forma information regarding the Company's net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                                                                  YEAR ENDED DECEMBER 31,
                                                                ---------------------------
                                                                 2004      2003      2002
                                                                -------   ------   --------
               Net income (loss), as reported                   $  822    $  758   $ (2,483)
               Add: Stock-based employee compensation
                  included in reported net income (loss)            --        --         --
               Deduct: Total stock-based employee
                  compensation expense under fair value based
                  methods                                          (73)      (58)        --
                                                                ------    ------   --------

               Pro forma net income (loss)                      $  749    $  700   $ (2,483)
                                                                ======    ======   ========

               Basic and diluted net income (loss) per share:
               Basic net income (loss) per share as reported    $ 0.04    $ 0.04   $  (0.15)
               Pro forma basic net income (loss) per share      $ 0.04    $ 0.04   $  (0.15)
               Basic net income (loss) per share as reported    $ 0.03    $ 0.04   $  (0.15)
               Pro forma basic net income (loss) per share      $ 0.03    $ 0.04   $  (0.15)

               The fair value for options granted in 2004, 2003 and 2002 was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                           YEAR ENDED DECEMBER 31,
                                         ---------------------------
                                          2004      2003       2002
                                         -------   -------   -------
               Expected life of option   2 years   2 years   2 years
               Dividend yield               0%        0%        0%
               Expected volatility          68%       31%       24%
               Risk-free interest rate     2.6%      1.0%      2.0%

               The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for "Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

          p.   Revenue recognition:

               The Company generates revenues mainly from the sale of products and from long-term fixed price contracts for ATE, avionics and ground debriefing systems. In addition, the Company leases ATE and provides manufacturing, development and product support services.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               PRODUCT REVENUES:

               The Company recognizes revenue from sales of products and aircraft spare parts in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition". Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the Company has determined that collection of the fee is probable. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse, unless the Company can objectively and reliably demonstrate that the criteria specified in the acceptance provisions are satisfied.

               Revenues from certain long-term fixed price contracts are recognized in accordance with Statement of Position No. 81-1, "Accounting for Performance of Construction - Type and Certain Production - Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method in accordance with the "Input Method". The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. As of December 31, 2004, the estimated losses identified are $ 392. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit or loss are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

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

               According to SOP 81-1, costs that are incurred and are directly associated with a specific anticipated contract are being deferred, subject to evaluation of their probable recoverability, and recorded as unbilled contract costs.

               Revenues from certain arrangements may include multiple elements within a single contract. The Company's accounting policy complies with the provisions of Emerging Issues Task Force Issue 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), relating to the separation of multiple deliverables into individual accounting units with determinable fair value. The Company's arrangements are accounted for as one unit of accounting.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               SERVICE REVENUES:

               Revenues from services are recognized as the services are performed.

               Revenue under operating leases of equipment are recognized ratably over the lease period, in accordance with Statement of Financial Accounting Standard No. 13, "Accounting for Leases" ("SFAS No. 13").

               Deferred revenues include unearned amounts received under services contracts, and amounts received from customers but not yet recognized as revenues.

          q.   Basic and diluted net income (loss) per share:

               Basic net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Options and warrants to purchase 16,005,112, 14,862,237 and 13,718,037 Ordinary shares have been excluded from the computation of diluted net income (loss) per share for the years ended December 31, 2004, 2003 and 2002, respectively, because their effect is anti-dilutive for all periods presented.

          r.   Recently issued accounting pronouncements:

               SFAS NO. 123 (REVISED 2004) SHARE-BASED PAYMENT

               On December 16, 2004, the FASB issued Statement No. 123 (revised
               2004), Share-Based Payment ("Statement 123(R)"), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statements 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while Statement 123(R) requires all share-based payments to employees to be recognized based on their fair values. Statement 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for the Company in the first interim period beginning after June 15, 2005 (July 1, 2005 for the Company). The Company does not expect this Statement to have a material effect on the Company's financial statements or its results of operations in future periods.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               FAS 151 INVENTORY COSTS - AN AMENDMENT OF ARB 43, CHAPTER 4:

               In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4". ("SFAS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on its financial statements or its results of operations.

               FAS 153 EXCHANGES OF NONMONETARY ASSETS - AN AMENDMENT OF APB OPINION NO. 29:

               In December 2004, the FASB issued Statement of Financial Accounting Standard No. 153, EXCHANGES OF NONMONETARY ASSETS, AN AMENDMENT OF APB OPINION NO. 29 ("SFAS 153"). The guidance in APB Opinion No. 29, ACCOUNTING FOR NONMONETARY TRANSACTIONS ("APB 29"), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB 29 includes certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have a commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 3:-  CONTRACTS IN PROGRESS

          Amounts included in the financial statements, which relate to costs and estimated earnings in excess of billings on uncompleted contracts are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Summarized below are the components of the amounts:

          a. Costs and estimated earnings in excess of billings on uncompleted contracts:

                                                             DECEMBER 31,
                                                         -----------------
                                                           2004       2003
                                                         -------   -------
               Costs incurred on uncompleted contracts   $ 5,774   $   862
               Estimated earnings                             50       324
                                                         -------   -------

                                                           5,824     1,186
               Less - billings and progress payments       4,439     1,010
                                                         -------   -------

                                                         $ 1,385   $   176
                                                         =======   =======

          b. Billings in excess of costs and estimated earnings on uncompleted contracts:

                                                             DECEMBER 31,
                                                         -------------------
                                                           2004       2003
                                                         --------   --------
               Costs incurred on uncompleted contracts   $  4,336   $  3,711
               Estimated earnings                           1,454      1,019
                                                         --------   --------

                                                            5,790      4,730
               Less - billings and progress payments        6,855      6,566
                                                         --------   --------

                                                         $ (1,065)  $ (1,836)
                                                         ========   ========

NOTE 4:-  INVENTORIES

                                           DECEMBER 31,
                                         ---------------
                                           2004     2003
                                         -------   -----
          Raw materials and components   $ 1,178   $ 668
          Work in progress                   447     112
          Finished goods                     199      93
                                         -------   -----

                                         $ 1,824   $ 873
                                         =======   =====

          Write-down of inventories for the years ended December 31, 2004, 2003 and 2002 amounted to $ 0, $ 0 and $ 623, respectively. The write-down in 2002 was due to excess and slow moving inventories and was included in cost of revenues.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 5:-  LONG-TERM RECEIVABLES

                                                      DECEMBER 31,
                                                     -------------
                                                      2004    2003
                                                     -----   -----
          Loan to former chief executive officer *)  $ 705   $ 705
          Loan to a former officer *)                  278     278
          Loans to employees                             5       7
                                                     -----   -----

                                                     $ 988   $ 990
                                                     =====   =====

        *) See also Note 10a.

NOTE 6:-  PROPERTY, PLANT AND EQUIPMENT, NET

                                                  DECEMBER 31,
                                               -------------------
                                                 2004       2003
                                               --------   --------
          Cost:
             Factory building                  $  1,940   $  1,940
             Other building                       1,042      1,042
             Machinery and equipment             13,321     13,044
             Office furniture and equipment         512        459
             Leasehold improvements                  23         20
                                               --------   --------

                                                 16,838     16,505
                                               --------   --------
          Accumulated depreciation:
             Factory building                     1,203      1,132
             Other building                         219        175
             Machinery and equipment             10,779     10,145
             Office furniture and equipment         334        305
             Leasehold improvements                  20         20
                                               --------   --------

                                                 12,555     11,777
                                               --------   --------

          Depreciated cost                     $  4,283   $  4,728
                                               ========   ========

          The Company's factory building in Beit-She'an, Israel, is located on land leased from the Israel Lands Administration until the year 2034.

          Depreciation expenses were $ 778, $ 932 and $ 918 for the years ended December 31, 2004, 2003 and 2002, respectively. Write-down of property and equipment, which is not in use by the Company, was $ 0, $ 0 and $ 490 for the years ended December 31, 2004, 2003 and 2002, respectively. The write-downs were included in cost of revenues.

          As for charges, see Note 10e.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:-  INTANGIBLE ASSETS, NET

                                                  DECEMBER 31,
                                               -----------------
                                                 2004       2003
                                               -------   -------
          Test Systems Programs Sets:
             Cost                              $ 8,275   $ 8,275
             Less - accumulated amortization     6,566     6,288
                                               -------   -------

             Amortized cost                    $ 1,709   $ 1,987
                                               =======   =======

          Amortization expenses were $ 278, $ 382 and $ 730 for the years ended December 31, 2004, 2003 and 2002, respectively. The expected amortization expenses in the next five years are approximately as follows:

          2005           $   275
          2006               275
          2007               275
          2008               177
          2009               177
                         -------

                         $ 1,179
                         =======

          Impairment of intangible assets was $ 0, $ 758 and $ 251 for the years ended December 31, 2004, 2003 and 2002, respectively included in cost of revenues. The impairment was recorded in prior years since the Company did not anticipate future revenues on specific Test Systems Program Sets ("TPSs"). The weighted average useful life of the intangible assets is six years.

NOTE 8:-  SHORT-TERM BANK CREDIT AND LOANS

                                                                         DECEMBER 31,
                                                                        --------------
                                                                        2004     2003
                                                                        ----   -------
          Short-term:
             Current maturities of long-term loan in U.S. dollars (1)   $ --   $   180
             Short-term bank credit in NIS (2)                            14       943
                                                                        ----   -------

                                                                        $ 14   $ 1,123
                                                                        ====   =======

          Long-term:
             Loans in U.S. dollars (1)                                  $ --   $ 1,220
                                                                        ====   =======

          (1) The interest rate at December 31, 2003 is 4.25%-5.13%. The weighted average interest rate as of December 31, 2003 - 4.25 %.

          (2) The interest rate at December 31, 2004 is 11.7% (December 31, 2003 - 8%).

          During 2003, the Company restructured a portion of its debt with the banks (see Note 11c).

          The total authorized credit line of the Company at December 31, 2004 is $4,123.

          As for collateral, see Note 10e.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 9:-  OTHER PAYABLES AND ACCRUED EXPENSES

                                                                      DECEMBER 31,
                                                                   -----------------
                                                                     2004      2003
                                                                   -------   -------
          Payroll and related accruals                             $   969   $   860
          Provision for legal proceedings                              567       748
          Accrued royalties                                            679       644
          Accrued commissions                                          480       491
          Contracts in progress - provision for estimated losses       392        --
          Other                                                        525       574
                                                                   -------   -------

                                                                   $ 3,612   $ 3,317
                                                                   =======   =======

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

          a. As of December 31, 2004, the Company was a party to various legal proceedings, including the following:

               1. In June 1998, the Company's Board of Directors accepted the resignation of the Company's former CEO. In December 1998, the former CEO commenced legal proceedings against the Company in the Tel Aviv Labor Court, claiming approximately $ 500 in respect of salary, severance pay, vacation pay and other fringe benefits. The former CEO also claimed that a personal loan that was provided to him by the Company had been forgiven and that the Company is to bear the tax in respect thereof. In May 2001, an additional claim of approximately $ 230 was filed by the former CEO against the Company in the Tel-Aviv District Court for damages allegedly caused to him as a result of attachment imposed on certain of his assets by the Company that was subsequently cancelled by the Court. In addition, in 2001, the Company filed a claim against a former director. In the event the former CEO's claim in the Labor Court is accepted by the Court, damages in the amount of $ 250 should be covered by the former director. The Company filed additional lawsuits against the former CEO and a former director in the amount of $ 250 for funds that they allegedly transferred from the Company to a third party. In September 1999, the Company filed a lawsuit against the former CEO and the former director with the District Court of Tel Aviv in the amount of $ 1,400 for damages caused to the Company in the purchase of a subsidiary and negligence of management. In August 2000, the Company filed an additional lawsuit against the former CEO in the amount of approximately $ 460 regarding the repayment of the loan provided to him. Management believes based on its legal counsel advice that the Company has a valid defense against all claims made against it.

               2. In 1999 and 2000, the former CEO and his son filed a number of complaints against the Company's president and are seeking damages for alleged slander by the defendant in the amount of approximately $ 750. The claim by the former CEO was withdrawn and replaced by a new claim filed in 2004, while his son's claim was dismissed and an appeal is pending in the Supreme Court. Management believes based on its legal counsel advice that the Company has a strong defense against the allegations and accordingly did not record any provision.

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

               3. In 2001, a former employee and officer of the Company filed a claim against the Company with the Tel Aviv Labor Court claiming approximately $ 580 in respect of severance pay, vacation pay and other fringe benefits. This claim was filed as a counter-claim to a claim filed by the Company in 2000, in the amount of $ 300 in respect of the repayment of a personal loan that was provided to the former employee. Management believes based on its legal counsel advice that the Company has a strong defense against the employee's counter-claim and accordingly did not record any provision.

               4. In 2001, a former director filed a claim against the Company, claiming that he is entitled to 600,000 options to purchase Ordinary shares of the Company. Management believes based on its legal counsel advice that the claim does not have any merit and accordingly did not recorded any provision.

               5. In 2002, a claim was filed by an individual against the Company, claiming that he served as a broker in an agreement signed between the Company and a customer and is entitled to commissions (or finder's fee) in the amount of $ 250. Management believes based on its legal counsel advice that the Company has a strong defense against the allegations.

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

          b. The Company's research and development efforts have been partially financed through royalty-bearing programs sponsored by the Office of the Chief Scientist of the Ministry of Industry and Trade of Israel ("OCS"). In return for the OCS's participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products supported by the OCS, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued totaled approximately $ 641 as of December 31, 2004.

               The total amount of royalties charged to operations in the years ended December 31, 2004, 2003 and 2002 was approximately $ 60, $ 73 and $ 98, respectively.

          c. Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and Development Fund ("BIRD") Foundation. The Company is committed to pay royalties to the BIRD Foundation at a rate of 5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $ 1,958 as of December 31, 2004. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

               The total amount of royalties charged to operations for the years ended December 31, 2004, 2003 and 2002 was approximately $ 20, $ 15 and $ 13, respectively.

          d. The Netanya offices of the Company are rented under a non-cancelable operating lease expiring January 31, 2006 and there is an option to renew it again, until January 2008. In addition, certain of the Company's vehicles and computers are under operating leases. Annual minimum future rental commitments under these leases, at exchange rates in effect on December 31, 2004, are approximately as follows:

               2005   $   468
               2006       306
               2007       235
                      -------

                      $ 1,009
                      =======

               Lease expenses for the years ended December 31, 2004, 2003 and 2002 were $ 508, $ 447 and $ 277, respectively.

          e. Floating charges have been recorded on all of the Company's assets and specific charges have been recorded on certain assets in respect of the Company's liabilities to its banks and other creditors.

          f. The Company obtains bank guarantees on behalf of its customers and suppliers in the ordinary course of business. The total amount of bank guarantees as of December 31, 2004 is approximately $ 4,123.

NOTE 11:- SHAREHOLDERS' EQUITY

          a.   Share capital:

               Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

               In July 2004, the Company issued 1,800,000 shares, an aggregate of $3,000 principal amount of convertible notes, additional investment rights to purchase up to an aggregate of 1,100,000 Ordinary shares at an exercise price of $ 2.10 per share, (with a term of two years commencing six months following the closing) and warrants to purchase up to an aggregate of 937,500 Ordinary shares at an exercise price of $ 2.50 per share (for a term of five years commencing six months following the closing) .to investors in a private placement for a total consideration of $ 5,880 ($ 5,712 net of issuance expenses) (see also c. below). The consideration was allocated based on the relative fair values of the Oordinary shares, notes and warrants in accordance with APB No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". The convertible notes bear interest at a rate of six-month LIBOR plus 2.5%. The principal is due in July 2007 and the interest is payable in quarterly installments until July 2007. The notes are convertible to Ordinary shares at a conversion price of $ 2.10. In connection with the issuance of the notes, additional of investment rights and warrant, $180 was recorded as a beneficial conversion feature in accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios". The total amount of the deemed discount on the notes as a result of the warrants issuance and the beneficial conversion feature amounting to $ 760, is amortized over the term of the notes using the interest method. At December 31, 2004, the unamortized balance on the deemed discount on the convertible notes was $ 654. The fair value of the warrants (including additional investment rights) was based on a valuation prepared by an independent, valuation expert using the Black-Scholes pricing model, assuming a risk free interest of 2.64% and 3.69%, respectively, a volatility factor of 0.67 and 0.68, respectively, dividend yield of 0% and contractual life of two years and five years, respectively.

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- SHAREHOLDERS' EQUITY (CONT.)

               Costs incurred with respect to the issuance of the convertible notes of $69 have been recorded as deferred charges and are amortized as financial expenses over the term of the notes using the interest method.

               In June 2002, the Company issued 1,938,775 Ordinary shares in a private placement to certain investors in consideration for an aggregate amount of $ 950 ($ 835, net of issuance expenses). The shares were issued at a 30% discount from the Ordinary share price on NASDAQ at the date of issuance, which was deemed to be the fair value of a "restricted" Ordinary share. See (c). below for warrants issued to investors.

               In June 2002, the Company issued 2,755,102 Ordinary shares in a private placement to a shareholder in consideration for conversion of a loan that was given to the Company in the amount of $ 1,350. The shares were issued at the same price as the shares issued in the 2002 private placement described above. See
               (c). below for warrants issued to a shareholder.

          b.   Stock option plans:

               In 1996, 1999 and 2003, the Company's Board of Directors approved the adoption of Employee Stock Option Plans (the "Plans"), which authorized the grant of options to purchase up to an aggregate of 240,000, 1,040,000 and 2,000,000 Ordinary shares, respectively, to officers, directors, consultants and key employees of the Company and its subsidiary. Options granted under the Plans expire within a maximum of ten years from adoption of the plan. Options granted under the Company's Plans vest ratably over three years, one third on each anniversary of the grant.

               The exercise price of an option granted to an employee may not be less than 60% of the fair market value of the Ordinary shares on the date of grant of the option. The exercise price of an option granted to a non-employee director or consultant may not be less than 80% of the fair market value of the Ordinary shares on the date of grant of the option. Any options that are cancelled or forfeited before expiration, become available for future grants. At December 31, 2004, 226,032 options were available for grant under the Plans described above.

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- SHAREHOLDERS' EQUITY (CONT.)

               In 2003, the Company granted suppliers/consultants, options to purchase 100,000 Ordinary shares at an exercise price ranging from $ 0.69 - $ 2.00. At the grant date, the fair value of the options was determined using the Black and Scholes pricing model assuming a risk free rate of 1%, a volatility factor ranging from 30% to 70%, dividend yield of 0% and a contractual life of two to five years. In relation to the options, the Company recorded $ 14 as operating expenses.

               Transactions related to the above Plans (including warrants to directors) during the years ended December 31, 2004, 2003 and 2002 were as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------------------
                                                   2004                   2003                    2002
                                           --------------------   ---------------------   ---------------------
                                                       WEIGHTED                WEIGHTED                WEIGHTED
                                                       AVERAGE                 AVERAGE                 AVERAGE
                                           AMOUNT OF   EXERCISE     AMOUNT     EXERCISE   AMOUNT OF    EXERCISE
                                            OPTIONS     PRICE     OF OPTIONS    PRICE      OPTIONS      PRICE
                                           ---------   --------   ----------   --------   ----------   --------
               Options outstanding at
                  beginning of year        2,223,200    $ 1.60       526,000    $ 4.89     1,638,000    $ 5.48
                  Granted                    100,000    $ 1.29     1,852,000    $ 1.07            --    $   --
                  Exercised                  (73,335)   $ 0.69            --    $   --            --    $   --
                  Expired                    (36,400)   $ 4.58            --    $   --            --    $   --
                  Forfeited or
                     cancelled              (182,032)   $ 1.89      (154,800)   $ 6.34    (1,112,000)   $ 5.76
                                           ---------               ---------              ----------

               Options outstanding at
                  end of year              2,031,433    $ 1.56     2,223,200    $ 1.60       526,000    $ 4.89
                                           =========    ======     =========    ======    ==========    ======

               Exercisable options at
                  end of year              1,425,434    $ 1.71     1,045,200    $ 2.23       411,600    $ 4.85
                                           =========    ======     =========    ======    ==========    ======

               No options were granted in 2002. No compensation expense was recorded for the years ended December 31, 2004, 2003 and 2002.

               The options outstanding as of December 31, 2004 have been separated into ranges of exercise price, as follows:

                                         OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                -------------------------------------   ------------------------
                                                WEIGHTED
                                                 AVERAGE     WEIGHTED                   WEIGHTED
                                     AT         REMAINING     AVERAGE        AT         AVERAGE
                  RANGE OF      DECEMBER 31,   CONTRACTUAL   EXERCISE   DECEMBER 31,    EXERCISE
               EXERCISE PRICE       2004          LIFE         PRICE        2004         PRICE
               --------------   ------------   -----------   --------   ------------   ---------
                                                 (YEARS)
                                               -----------
               $ 0.69 - 1.00        685,500        9.00       $ 0.70       522,501      $ 0.70
               $ 1.29 - 2.00      1,082,333        8.95       $ 1.37       639,333      $ 1.38
               $ 3.09 - 4.13        135,600        5.46       $ 3.52       135,600      $ 3.52
               $ 4.88 - 6.75        128,000        5.49       $ 5.63       128,000      $ 5.63
                                  ---------                              ---------

                                  2,031,433                   $ 1.56     1,425,434      $ 1.71
                                  =========                   ======     =========      ======

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- SHAREHOLDERS' EQUITY (CONT.)

          c.   Warrants:

               As of December 31, 2004, warrants to purchase 19,486,840 Ordinary shares were outstanding.

               In July 2004, in connection with the issuance of Ordinary shares and convertible notes described in a. above, the Company granted the investors additional investment rights to purchase up to an aggregate of 1,100,000 Ordinary shares at an exercise price of $
               2.10 per share, (with a term of two years commencing six months following the closing) and warrants to purchase up to an aggregate of 937,500 Ordinary shares at an exercise price of $
               2.50 per share (for a term of five years commencing six months following the closing).

               In September 2003, the Company signed an agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. (the "Banks") to restructure a portion of the debt owed to the Banks. The carrying value of the restructured debt was $ 3,451. As part of the restructuring, the Company issued 3,781,995 warrants to the Banks, paid cash of $ 1,100 and the Banks forgave the remaining debt. The warrants issued to the Banks have an exercise price equal to par value of the shares and a term of 2.5 years. The warrants have a lock-up period of 21 months. The Banks have a put option to sell the warrants to the Company's major shareholder for a consideration of $ 1,251. The put option is exercisable by the Banks only once during the period of 45 days commencing after the end of the period of 18 months from the date of the agreement. In addition, the Banks granted the Company's major shareholder a call option that requires the Banks to sell the warrants to the shareholder at the exercise price of the put option with an additional payment equal up to 25% of the increase in the market share price from the date of the agreement up to a maximum of $ 0.14 per warrant. The call option may be exercised by the shareholder during the period of 18 months from the date of the agreement and during a period of 45 days commencing after the termination of the put option. The Banks also received 1,100,000 warrants having an exercise price of $ 2.00 per share, and a term of five years.

               The transaction was recorded in accordance with SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings". The warrants issued to the Banks were recorded at fair value ($ 1,267, net of issuance expenses). The fair value of the warrants was based on the value of an Ordinary share at the consummation date of the transaction (based on a valuation of the warrants prepared by a valuation expert). The difference between the consideration paid to the Banks and the carrying amount of the debt of $ 1,013, was recognized as a gain on restructuring of debt, net of issuance expenses, presented in financial income (expenses), net, in the statement of operations.

               In June 2002, in connection with the private placement described in a. above, the investors were issued warrants to purchase 4,302,041 of the Company's Ordinary shares. Such warrants are valid for five years and are exercisable during the first 36 months after issuance at an exercise price of $ 2 per share, and thereafter, during the following 24-month period, at an exercise price which will be equal to the higher of: (i) $ 2 per share or
               (ii) 50% of the average closing price during the ten trading days prior to the exercise date. The proceeds allocated to the warrants, based on the relative fair value of the warrants and shares issued amounted to $ 41.

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- SHAREHOLDERS' EQUITY (CONT.)

               In June 2002, in connection with the conversion of a loan that was given to the Company by a shareholder in the amount of $ 1,350 as described in a. above, the Company issued the shareholder warrants to purchase 8,265,306 Ordinary shares. Such warrants have the same terms as the warrants described above. The proceeds allocated to the warrants, based on the relative fair value of warrants and shares issued amounted to $ 78. The benefit arising on conversion of the loan amounting to $ 83, was recorded as interest expense.

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

          c. The Company in Israel is subject to tax at the rate of 35% of taxable income for 2004, 34% for 2005, 32% for 2006 and 30% for 2007 onwards. As of December 31, 2004, the net operating loss carryforward for tax purposes relating to the Company in Israel amounted to approximately $ 44,400. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

               As of December 31, 2004, carryforward losses relating to non-Israeli companies (U.S. and China), amounted to approximately $9,750.

               As the Company believes that the tax assets in respect of these carryforward losses amounting to approximately $19,000 are not more likely than not to be realized, the Company has recorded a valuation allowance in respect of the entire amount of the deferred tax asset relating to the carryforward losses.

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 12:- TAXES ON INCOME (CONT.)

          d.   Income (loss) before income taxes:

                             YEAR ENDED DECEMBER 31,
                           --------------------------
                            2004     2003      2002
                           ------   ------   --------
               Domestic    $  937   $  867   $ (2,175)
               Foreign       (115)    (109)      (308)
                           ------   -------  --------

                           $  822   $  758   $ (2,483)
                           ======   =======  ========

          e. The main reconciling items between the statutory tax rate of the Company and the effective tax rate is the valuation allowance recorded in respect of the tax assets relating to net operating loss carryforwards and other temporary differences due to the uncertainty of the realization of such tax assets.

NOTE 13:- SELECTED STATEMENTS OF OPERATIONS DATA

          a.   Financial income (expenses), net:

                                                             YEAR ENDED DECEMBER 31,
                                                            -------------------------
                                                             2004      2003     2002
                                                            ------   -------   ------
               Income:
                  Gain on restructuring of debt, net (see
                     Note 11c)                              $   --   $ 1,013   $   --
                  Foreign currency exchange differences        234        --      169
                  Interest on cash equivalents                   4         9        4
                                                            ------   -------   ------

                                                               238     1,022      173
                                                            ------   -------   ------
               Expenses:
                  Interest on convertible note                  64        --       --
                  Amortization of beneficial conversion
                     feature on convertible note               115        --       --
                  Foreign currency exchange differences         79        22       --
                  Interest on short-term loans and other
                     credit balances                            82       230      253
                  Bank commissions                             116        59       96
                  Interest to related parties                   --        --       89
                  Loss on extinguishment of debt                --        --       83
                  Others                                        30         3       16
                                                            ------   -------   ------

                                                               486       314      537
                                                            ------   -------   ------

                                                            $ (248)  $   708   $ (364)
                                                            ======   =======   ======
          b.   Other income (expenses), net:

               Impairment of loan                           $   --   $    --   $ (290)
               Others, net                                      23       (2)       --
                                                            ------   -------   ------

                                                            $   23   $   (2)   $ (290)
                                                            ======   =======   ======

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- RELATED PARTY TRANSACTIONS

          There are no related party balances as of December 31, 2004 and 2003. Related party transactions reflected in the statement of operations for the years ended December 31, 2004, 2003 and 2002 are as follows:

                                                   YEAR ENDED DECEMBER 31,
                                                   -----------------------
                                                    2004     2003    2002
                                                   ------   -----   ------
               Related party (*):

                  Revenues                          $ --     $ --    $ 394
                                                    ====     ====    =====

               Shareholder:

                  Interest expense                  $ --     $ --    $  89
                                                    ====     ====    =====

                  Loss on extinguishment of loan    $ --     $ --    $  83
                                                    ====     ====    =====

          (*) A company controlled by a Company shareholder. See also Note 11c.

NOTE 15:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

          a. In accordance with Statement of Financial Accounting Standards No. 131 "Disclosures About Segments of an Enterprise and Related Information", the Company is organized and operates as one business segment, which develops, manufactures and sells ATE products, avionics equipment and aviation data acquisition and debriefing systems.

          b.   Revenues by geographic areas:

               Revenues are attributed to geographic area based on the location of the end customers as follows:

                                   YEAR ENDED DECEMBER 31,
                               ------------------------------
                                 2004       2003       2002
                               --------   --------   --------
               North America   $  4,715   $  5,115   $  6,671
               Europe             3,022      3,436      1,599
               Israel             4,998      3,224      1,442
               Others             1,425        540        687
                               --------   --------   --------

               Total           $ 14,160   $ 12,315   $ 10,399
                               ========   ========   ========

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

          c.   Major customers:

               Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues, are as follows:

                            YEAR ENDED DECEMBER 31,
                            -----------------------
                             2004     2003    2002
                            ------   -----   ------
                                       %
                            -----------------------
               Customer A     19       11      *)
               Customer B     *)       12      *)
               Customer C     *)       22      34
               Customer D     10       14      19
               Customer E     11       --      --
               Customer F     17       19      *)

               *) Less than 10%.

          d.   Long lived assets by geographic areas:

                                DECEMBER 31,
                        ---------------------------
                          2004      2003      2002
                        -------   -------   -------
               Israel   $ 4,718   $ 5,179   $ 6,977
               China      1,333     1,536     1,761
                        -------   -------   -------

                        $ 6,051   $ 6,715   $ 8,738
                        =======   =======   =======

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16:- NET INCOME (LOSS) PER SHARE

          The following table sets forth the computation of basic and diluted net earnings (loss) per share:

                                                                           YEAR ENDED DECEMBER 31,
                                                                       ------------------------------
                                                                         2004       2003       2002
                                                                       --------   --------   --------
               Numerator:

               Net income (loss)                                       $    822   $    758   $ (2,483)
                                                                       ========   ========   ========

               Denominator:

               Weighted average number of shares of Ordinary
                  stock outstanding during the year used to compute
                  basic net income (loss) per share (in thousands)       19,374     18,511     16,555
               Incremental shares attributable to exercise of
                  outstanding options and warrants (assuming
                  proceeds would be used to purchase Treasury
                  stock) (in thousands)                                   4,310      1,193         --
                                                                       --------   --------   --------

               Weighted average number of shares of Ordinary
                  stock outstanding during the year used to compute
                  diluted net income (loss) per share (in thousands)     23,684     19,704     16,555
                                                                       ========   ========   ========

               Basic net income (loss) per share                       $   0.04   $   0.04   $  (0.15)
                                                                       ========   ========   ========

               Diluted net income (loss) per share                     $   0.03   $   0.04   $  (0.15)
                                                                       ========   ========   ========

NOTE 17:- SUBSEQUENT EVENT

          On February 2005, the Company's Board of Directors approved the purchase of all the assets that are used by, or related to the operation of Vectop Limited ("Vectop"), an Israeli company specializing in the design, development, marketing and sale of electro-optic equipment and debriefing systems business. Vectop's assets also include know-how, patents and intellectual property to produce off-the-shelf products such as cameras and video recorders, which are currently operational onboard aircraft and tanks in Israel and other countries. The Company purchased Vectops assets for $ 280 in cash and future consideration based on revenues derived from Vectop projects. In addition, the Company is assuming $ 800 of Vectop's bank debt, payable commencing in 2006 over a two-year period, as well as other operational liabilities.

                                   ----------

                               S I G N A T U R E S

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    RADA ELECTRONIC INDUSTRIES LTD.

                                    By:   /S/ Herzle Bodinger
                                    -------------------------
                                    Name: Herzle Bodinger
                                    Title:  President

Dated:  March 31, 2005