Form 20-F/A
period 2004-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2005-09-02
CIK 761238

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

                                 Yes X No _____

Indicate by check mark which financial statement item the registrant has elected to follow:
                               Item 17 Item 18 X

This annual report on Form 20-F/A is incorporated by reference into the registrant's Registration Statements on Form F-3, Registration Nos. 333-12074, 333-115598 and 333-117954.

                                Explanatory Note

        This Amendment No. 1 on Form 20-F/A hereby amends Items 4,15, 18 and 19 of RADA Electronic Industries Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, which was filed on March 31, 2005. This Amendment No. 1 is being filed for the purpose of providing additional details to our disclosures in the original report pursuant to comments received from the Staff of the U.S. Securities and Exchange Commission in connection with its review of our periodic filings.

        This Amendment is not intended to revise other information presented in our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 as originally filed and all such other information in the original filing, which remains unchanged.

        This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. As a result, this Amendment continues to speak as of March 31, 2005.

                                TABLE OF CONTENTS
                                                                        Page No.
                                                                        --------

PART I.........................................................................1

ITEM 4.     INFORMATION ON THE COMPANY.........................................1
            A.    History and Development of the Company.......................1
            B.    Business Overview............................................1
            C.    Organizational Structure....................................14
            D.    Property, Plants and Equipment..............................15

PART II.......................................................................16

ITEM 15.    CONTROLS AND PROCEDURES...........................................16

PART III......................................................................17

ITEM18.     FINANCIAL STATEMENTS..............................................17
ITEM19.     EXHIBITS..........................................................17
S I G N A T U R E S...........................................................19

                                     PART I

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

PERFORMS  (Processing,  Evaluating,  and  Reporting  of  Force  Management  Data
Software)

         Starting in mid-2001 we have been the primary sub-contractor to Lockheed Martin Aerospace in the development of a new aircraft data logging and analysis software package; accordingly, we provide design and development services for the new product, known as PERFORMS. PERFORMS is designed to replace the aging and hard to support data processing station, or DPS, that was developed to provide data logging and fatigue analysis for all F-16 aircraft users. PERFORMS is a Windows 2000R-based software package, utilizing a state of the art graphics user interface, and provides all the required infrastructure to perform any type of analysis on data acquired by all F-16 airborne flight data recorders.

         The analysis includes fatigue monitoring, engine usage monitoring and other applications that may be added, as required by different users. The recorded data is downloaded to the station and stored in a commercial off the shelf database with an interface for "plug-in" applications, allowing those applications to access the data, manipulate and analyze it and provide a variety of maintenance management tools. The program is managed by Lockheed Martin Aerospace and is supplied to F-16 users in evolving software "builds" delivered every 12 months starting in April 2003. Under the agreement, we were granted a non-exclusive license to use the developed software in support of our FACE and DAS products to supply the application to our flight data recorder customers.

        The first PERFORMS delivery in June 2003, exposed us to F-16 users at a higher level than we had ever previously experienced. This exposure led us to initiate business development activities with regard to PERFORMS add-on packages. Since 2004, we have presented this product to the F-16 user's community in seminars and conferences.

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

        Eye Witness

        An airborne HUD camera, sold to many customers in different configurations represents a significant part of the future revenues related to the assets purchased from Vectop Ltd.

        Night Witness

        A night vision camera installed on any night vision goggles enables the recording of the pilot's view through the night vision goggles. Its unique capability has been integrated in several fighter aircraft and helicopter programs.

        Armor Sentry

        A video camera developed for ground armored vehicles and tanks. This system is being delivered to the Israeli ground forces for installation in the new "Merkava" battle tank and is generating interest in foreign markets.

        Sniper Witness

        The Sniper Witness enables sniper training facilities to better analyze the activities of the trainees as well as accurately debrief the operation resulting in better training. The system is based on a miniature video camera attached to the sniper sight and portable video recorder. The system is used by the Israeli armed forces training facility and is currently being demonstrated to other armed forces around the world.

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

Principal Customers

        Generally, we complete a few transactions each year, each in an amount comprising approximately 10% of our revenues for such year. As a result, each year a significant portion of our revenues is derived from a small number of customers. The following table sets forth our principal customers for the years 2003 and 2004:

                                                       2003        2004
                                                       ----        ----
Smiths Electronic Systems......................         22%          5%
The Boeing Company.............................         14%         10%
Israeli Ministry of Defense....................         11%         19%
Israel Aviation Industries.....................         12%          6%
Portuguese Air Force...........................         19%         17%
U.S. Navy......................................          -          11%


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

                                     PART II

ITEM 15.  CONTROLS AND PROCEDURES
          -----------------------

        Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in the reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

        There were no changes to our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

        Although our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

                                    PART III

ITEM 18.  FINANCIAL STATEMENTS
          --------------------


        Consolidated Financial Statements

        Index to Financial Statements.....................................F-1

        Report of Independent Registered Public Accounting Firm...........F-2

        Report of Independent Auditors....................................F-3

        Consolidated Balance Sheets.......................................F-4

        Consolidated Statements of Operations.............................F-5

        Statements of Changes in Shareholders' Equity ....................F-6

        Consolidated Statements of Cash Flows.............................F-7

        Notes to Consolidated Financial Statements........................F-9



ITEM 19.  EXHIBITS
          --------

                                Index to Exhibits

        Exhibit         Description
        -------         -----------

          3.1*          Memorandum of Association of the Registrant

          3.2*          Articles of Association of the Registrant

          4.1*          Specimen of Share Certificate

          8****         List of Subsidiaries of the Registrant

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

------------------

* Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.
** Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.
*** Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference.
**** Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.

               RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2004


                            U.S. DOLLARS IN THOUSANDS




                                      INDEX


                                                                        Page
                                                                    ------------

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

 Consolidated Statements of Operations                                  F-5

 Statements of Changes in Shareholders' Equity                          F-6

 Consolidated Statements of Cash Flows                               F-7 - F-8

 Notes to Consolidated Financial Statements                          F-9 - F-31




                         - - - - - - - - - - - - - - - -

ERNST & YOUNG






                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                         RADA ELECTRONIC INDUSTRIES LTD.




     We have audited the accompanying consolidated balance sheets of Rada Electronic Industries Ltd. (the "Company") and its subsidiary as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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





                                            /s/Kost Forer Gabbay and Kasierer
 Tel-Aviv, Israel                              KOST FORER GABBAY & KASIERER
 March 1, 2005                               A Member of Ernst & Young Global

ERNST & YOUNG


              REPORT OF INDEPENDENT AUDITORS PUBLIC ACCOUNTING FIRM

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


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Company and its subsidiary for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles



                                         /s/Luboshitz Kasierer
 Tel-Aviv, Israel                          Luboshitz Kasiserer
                              An affiliate member of Ernst & Young International
 June 23, 2003

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                 December 31,
                                                                           ------------------------
                                                                   Note       2004        2003
                                                                  -------  ----------- ------------
   ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                $  3,464    $    467
  Trade receivables (net of allowance for doubtful accounts
   of $ 221 and $ 214, at December 31, 2004 and 2003,
   respectively)                                                              1,643       3,496
  Other receivables and prepaid expenses                                        208         250
  Costs and estimated earnings in excess of billings on
  uncompleted contracts                                               3       1,385         176
  Inventories                                                         4       1,824         873
                                                                           --------    --------
 Total current assets                                                         8,524       5,262
 -----                                                                     --------    --------

LONG-TERM RECEIVABLES AND DEPOSITS:
  Long-term receivables                                               5         988         990
  Long-term restricted cash                                                   1,002           -
  Leasing deposits                                                               94          71
  Severance pay fund                                                          1,638       1,511
                                                                           --------    --------
Total long-term receivables and deposits                                      3,722       2,572
-----                                                                      --------    --------

PROPERTY, PLANT AND EQUIPMENT, NET                                    6       4,283       4,728
                                                                           --------    --------

OTHER ASSETS:
  Intangible assets, net                                              7       1,709       1,987
  Deferred charges, net                                                          59           -
                                                                           --------    --------
Total other assets                                                            1,768       1,987
-----                                                                      --------    --------
Total assets                                                               $ 18,297    $ 14,549
-----                                                                      ========    ========

   LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term bank credit and loans                                    8    $     14    $  1,123
  Trade payables                                                              1,080         640
  Other payables and accrued expenses                                 9       3,612       3,317
  Deferred revenues                                                             488       1,062
  Billings in excess of costs and estimated earnings on
   uncompleted contracts                                              3       1,065       1,836
                                                                           --------    --------
Total current liabilities                                                     6,259       7,978
-----                                                                      --------    --------
LONG-TERM LIABILITIES:
  Convertible note                                                   11       2,346           -
  Long-term loans                                                     8           -       1,220
  Accrued severance pay                                                       2,063       2,048
                                                                           --------    --------
Total long-term liabilities                                                   4,409       3,268
-----                                                                      --------    --------

COMMITMENTS AND CONTINGENT LIABILITIES                               10

MINORITY INTERESTS                                                              397         425
                                                                           --------    --------

SHAREHOLDERS' EQUITY:                                                11
  Share capital-
   Ordinary shares of NIS 0.005 par value - Authorized:
     45,000,000 shares at December 31, 2004 and 2003; Issued
     and outstanding: 20,448,364 and 18,510,716 shares at
     December 31, 2004 and 2003, respectively                                   110         108
  Additional paid-in capital                                                 61,851      59,139
  Warrants                                                                    2,223       1,405
  Accumulated deficit                                                       (56,952)    (57,774)
                                                                           --------    --------
Total shareholders' equity                                                    7,232       2,878
-----                                                                      --------    --------
Total liabilities and shareholders' equity                                 $ 18,297    $ 14,549
-----                                                                      ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                                                                      Year ended December 31,
                                                             -----------------------------------------
                                                    Note        2004           2003           2002
                                                  --------   -----------    -----------   ------------
 Revenues:                                           15
   Products                                                    $ 11,123       $  8,977      $   6,773
   Services                                                       3,037          3,338          3,626
                                                               --------       --------      ---------
                                                                 14,160         12,315         10,399
                                                               --------       --------      ---------
 Cost of revenues:
   Products                                                       9,111          6,933          6,685
   Services                                                       1,176          2,659          2,538
                                                               --------       --------      ---------
                                                                 10,287          9,592          9,223
                                                               --------       --------      ---------
 Gross profit                                                     3,873          2,723          1,176
                                                               --------       --------      ---------
 Operating expenses:
   Research and development                                           -              -            122
   Marketing and selling                                            738            781            808
   General and administrative                                     2,116          1,917          2,281
                                                               --------       --------      ---------
 Total operating expenses                                         2,854          2,698          3,211
 -----                                                         --------       --------      ---------

 Operating income (loss)                                          1,019             25         (2,035)
 Financial income (expenses), net                   13a            (248)           708           (364)
 Other income (expenses), net                       13b              23             (2)          (290)
                                                               --------       --------      ---------
                                                                    794            731         (2,689)
 Minority interests in losses of subsidiary                          28             27            206
                                                               --------       --------      ---------
 Net income (loss)                                   16        $    822       $    758      $  (2,483)
                                                               ========       ========      =========
 Net income (loss) per share:

   Basic net income (loss) per share                           $   0.04       $   0.04      $   (0.15)
                                                               ========       ========      =========
   Diluted net income (loss) per share                         $   0.03       $   0.04      $   (0.15)
                                                               ========       ========      =========



The accompanying notes are an integral part of the consolidated financial statements.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHARHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

                                Number of              Additional                           Total
                                Ordinary      Share     paid-in               Accumulated shareholders'
                                 shares      capital    capital   Warrants     Deficit      equity
                               -----------  ---------- ---------- ----------  ----------- -----------

  Balance at January 1, 2002     13,816,839   $  103     $56,646    $    -       $(56,049)   $   700

    Issuance of Ordinary
     shares and warrants,
     net *)                       1,938,775        2         792        41              -        835
    Conversion of loan into
     Ordinary shares and
     warrants                     2,755,102        3       1,347        83              -      1,433
    Net loss                              -        -           -         -         (2,483)    (2,483)
                                 ----------   ------     -------    ------       --------    -------
  Balance at December 31,
    2002                         18,510,716      108      58,785       124        (58,532)       485

    Adjustment of accrual
     for issuance expenses                -        -         354         -              -        354
    Fair value of warrants
     issued in connection
     with settlement of
     debt, net   *)                       -        -           -     1,267              -      1,267
    Fair value of warrants
     issued to suppliers                  -        -           -        14              -         14
    Net income                            -        -           -         -            758        758
                                 ----------   ------     -------    ------       --------    -------
  Balance at December 31,
    2003                         18,510,716      108      59,139     1,405        (57,774)     2,878

    Issuance of Ordinary
     shares and warrants,
     net *)                       1,864,313        2       2,482       818              -      3,302
    Beneficial conversion
     feature
      on convertible note                 -        -         180         -              -        180
    Exercise of options              73,335    **) -          50         -              -         50
    Net income                            -        -           -         -            822        822
                                 ----------   ------     -------    ------       --------    -------

  Balance at December 31,
    2004                         20,448,364   $  110     $61,851    $2,223      $ (56,952)   $ 7,232
                                 ==========   ======     =======    ======      =========    =======


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

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                    Year ended December 31,
                                                              -----------------------------------
                                                                 2004        2003        2002
                                                              -----------  --------   ----------
Cash flows from operating activities:
-------------------------------------
  Net income (loss)                                             $   822    $   758    $(2,483)
  Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
   Depreciation and amortization                                  1,066      2,072      2,388
   Loss (gain) on extinguishment of debt                            -       (1,013)        83
   Provision of long-term receivable                                -          -          290
   Stock compensation expense - fair value of warrants issued
     to suppliers                                                   -           14        -
   Minority interests in losses of subsidiary                       (28)       (27)      (206)
   Accrued interest and translation differences on long-term
     receivables                                                      2        (97)       (40)
   Amortization expenses on convertible note                        106        -          -
   Capital loss on property, plant and equipment                     16        -          -
    Decrease (increase) in trade receivables, net                 1,853     (1,664)    (1,015)
    Decrease (increase) in other receivables and prepaid
     expenses                                                        42       (157)       (26)
   Decrease (increase) in costs and estimated earnings in
     excess of billings, net                                     (1,980)     1,085        460
   Decrease (increase) in inventories                              (951)       204        539
   Increase (decrease) in trade payables                            440          5       (162)
   Increase in other payables and accrued expenses                  295        722         63
   Decrease in deferred revenues                                   (574)      (709)      (592)
   Accrued severance pay, net                                      (112)      (172)       276
                                                                -------    -------    -------
Net cash provided by (used in) operating activities                 997      1,021       (425)
                                                                -------    -------    -------

Cash flows from investing activities:
-------------------------------------
  Investment in long- term restricted cash                       (1,002)       -          -
  Purchase of property, plant and equipment                        (349)       (49)       (85)
  Proceeds from sale of property and equipment                      -          -           94
  Repayment of loans granted to employees                           -          -           20
  Investments in leasing deposits                                   (23)        (1)       (70)
                                                                -------    -------    -------
Net cash used in investing activities                            (1,374)       (50)       (41)
                                                                -------    -------    -------

Cash flows from financing activities:
-------------------------------------
  Proceeds from issuance of shares, net                           2,484        -          835
  Proceeds from issuance of convertible note, net                 2,351        -          -
  Proceeds of short-term loans                                      -          946      4,397
  Repayments of short-term loans                                 (1,359)    (4,096)      (888)
  Decrease (increase) in short-term bank credits, net              (970)     2,076     (3,732)
  Issuance of warrants                                              818        -          -
  Exercise of options                                                50        -          -
  Proceeds from issuance of loan to a related party                 -          -          550
  Repayment of loan to a related party                              -          -         (200)
                                                                -------    -------    -------
Net cash provided by (used in) financing activities               3,374     (1,074)       962
                                                                -------    -------    -------
Increase (decrease) in cash and cash equivalents                  2,997       (103)       496
Cash and cash equivalents at the beginning of the year              467        570         74
                                                                -------    -------    -------
Cash and cash equivalents at the end of the year                $ 3,464    $   467    $   570
                                                                =======    =======    =======

The accompanying notes are an integral part of the consolidated financial statements.

                            RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                    Year ended December 31,
                                                             --------------------------------------
                                                               2004           2003           2002
                                                             --------       --------     ----------
  Non-cash transactions:
  ----------------------
    Conversion of shareholder's loan into Ordinary
     shares and warrants                                     $      -       $      -      $   1,350
                                                             ========       ========      =========
    Fair value of warrants issued in connection with
     settlement of debt                                      $      -       $  1,305      $       -
                                                             ========       ========      =========

    Adjustment of accrual for issuance expenses              $      -       $    354      $       -
                                                             ========       ========      =========

  Supplemental disclosures of cash flow activities:
  -------------------------------------------------
    Net cash paid during the year for:
     Income taxes                                            $      3       $      5      $       7
                                                             ========       ========      =========

     Interest                                                $    290       $    240      $     326
                                                             ========       ========      =========





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

          d.   As for major customers, see Note 15.

          e. In 2003, the Company changed the estimated useful life of the remaining intangible assets associated with its Aircraft Test Systems Programs Sets ("TPSs") from a range of eight to eighteen years to a range of five to ten years. The effect of the change in estimated useful life of these assets on the net income and net income per share for the years ended December 31, 2004 and 2003 resulted in a decrease of $ 221 (or $ 0.01 per share) and $ 136 (or $ 0.01 per share), respectively.


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

               Restricted cash is invested in a long-term bank deposit, which is used as security for the Company's guarantees to customers. The deposit is in U.S. dollars and bears interest at an average rate of 2.3%

          e.   Inventories:

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          f.   Property and equipment:

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are as follows:

                                                             %
                                                        ------------
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

          h.   Impairment of long-lived assets:

               The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144" Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As for write-down charges included in these financial statements, see Note 6.

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

               The Company's trade receivables are derived from sales to large and solid organizations located mainly in the United States, Europe and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to these amounts that the Company has determined to be doubtful of collection. The allowance is computed for specific debts and the collectibility is determined based upon the Company's experience. The Company granted loans in prior years to its former CEO and a former officer amounting to approximately $ 983 as of December 31, 2004 and 2003. These loans are unsecured and the Company is currently in litigation with these officers regarding such loans. If the Company's claims for recovery of the loans will be dismissed, the Company will incur a loss equal to the amount of the loans, net of the respective provision against these loans. See also Note 10a (1) for additional information about the various legal proceedings with the former CEO and officer.

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                                                                        Year ended December 31,
                                                                 -------------------------------------
                                                                     2004         2003         2002
                                                                 -----------  -----------  -----------
                Net income (loss), as reported                   $     822    $     758    $  (2,483)
                Add:  Stock-based employee compensation
                  included in reported net income (loss)                 -            -            -
                Deduct:  Total stock-based employee
                  compensation expense under fair value
                  based methods                                        (73)         (58)           -
                                                                 ---------    ---------    ---------
                Pro forma net income (loss)                      $     749    $     700    $  (2,483)
                                                                 =========    =========    =========
                Basic and diluted net income (loss) per share:
                Basic net income (loss) per share as reported    $    0.04    $    0.04     $  (0.15)
                Pro forma basic net income (loss) per share      $    0.04    $    0.04     $  (0.15)
                Basic net income (loss) per share as reported    $    0.03    $    0.04     $  (0.15)
                Pro forma basic net income (loss) per share      $    0.03    $    0.04     $  (0.15)


               The fair value for options granted in 2004, 2003 and 2002 was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                                    Year ended December 31,
                                             -----------------------------------
                                                2004         2003         2002
                                             -----------  -----------  ---------
               Expected life of option        2 years      2 years      2 years
               Dividend yield                    0%           0%           0%
               Expected volatility              68%          31%          24%
               Risk-free interest rate          2.6%         1.0%         2.0%


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

               Revenues from certain arrangements may include multiple elements within a single contract. The Company's accounting policy complies with the provisions of Emerging Issues Task Force Issue 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), relating to the separation of multiple deliverables into individual accounting units with determinable fair value. The Company's arrangements are accounted for as one unit of accounting since there is no objective and reliable evidence of fair value of the undelivered elements in the contract. When the undelivered elements are not essential to the functionality of the delivered elements, revenues are recognized for the delivered element when the respective fee is payable and noncontingent and all other revenue recognition criteria are met.

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

NOTE 3:- CONTRACTS IN PROGRESS

          Amounts included in the financial statements, which relate to costs and estimated earnings in excess of billings on uncompleted contracts are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Summarized below are the components of the amounts:

          a. Costs and estimated earnings in excess of billings on uncompleted contracts:

                                                                December 31,
                                                        ------------------------
                                                            2004          2003
                                                        ----------    ----------
               Costs incurred on uncompleted contracts  $    5,774    $      862
               Estimated earnings                               50           324
                                                        ----------    ----------
                                                             5,824         1,186
               Less - billings and progress payments         4,439         1,010
                                                        ----------    ----------
                                                        $    1,385    $      176
                                                        ==========    ==========

          b. Billings in excess of costs and estimated earnings on uncompleted contracts:

                                                              December 31,
                                                         ---------------------
                                                            2004        2003
                                                         ---------   ---------

               Costs incurred on uncompleted contracts   $   4,336   $   3,711
               Estimated earnings                            1,454       1,019
                                                         ---------   ---------
                                                             5,790       4,730
               Less - billings and progress payments         6,855       6,566
                                                         ---------   ---------
                                                         $  (1,065)  $  (1,836)
                                                         =========   =========


NOTE 4:- INVENTORIES

                                                            December 31,
                                                     ---------------------------
                                                        2004             2003
                                                     ----------       ----------
            Raw materials and components             $    1,178       $      668
            Work in progress                                447              112
            Finished goods                                  199               93
                                                     ----------       ----------
                                                     $    1,824       $      873
                                                     ==========       ==========

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

NOTE 5:- LONG-TERM RECEIVABLES

                                                            December 31,
                                                     ---------------------------
                                                        2004             2003
                                                     ----------       ----------
         Loan to former chief executive officer *)   $      705       $      705
         Loan to a former officer *)                        278              278
         Loans to employees                                   5                7
                                                     ----------       ----------
                                                     $      988       $      990
                                                     ==========       ==========

         *) See also Note 10a.

NOTE 6:- PROPERTY, PLANT AND EQUIPMENT, NET

                                                             December 31,
                                                     ---------------------------
                                                        2004             2003
                                                     ----------       ----------
         Cost:
           Factory building                          $    1,940       $    1,940
           Other building                                 1,042            1,042
           Machinery and equipment                       13,321           13,044
           Office furniture and equipment                   512              459
           Leasehold improvements                            23               20
                                                     ----------       ----------
                                                         16,838           16,505
                                                     ----------       ----------
         Accumulated depreciation:
           Factory building                               1,203            1,132
           Other building                                   219              175
           Machinery and equipment                       10,779           10,145
           Office furniture and equipment                   334              305
           Leasehold improvements                            20               20
                                                     ----------       ----------
                                                         12,555           11,777
                                                     ----------       ----------
         Depreciated cost                            $    4,283       $    4,728
                                                     ==========       ==========

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

NOTE 7:- INTANGIBLE ASSETS, NET

                                                            December 31,
                                                     ---------------------------
                                                        2004             2003
                                                     ----------       ----------
             Test Systems Programs Sets:
               Cost                                  $    8,275       $    8,275
               Less - accumulated amortization            6,566            6,288
                                                     ----------       ----------

               Amortized cost                        $    1,709       $    1,987
                                                     ==========       ==========

          Amortization expenses were $ 278, $ 382 and $ 730 for the years ended December 31, 2004, 2003 and 2002, respectively. The expected amortization expenses in the next five years are approximately as follows:

            2005                                          $  275
            2006                                             275
            2007                                             275
            2008                                             177
            2009                                             177
                                                          ------
                                                          $1,179
                                                          ======

          Impairment of intangible assets was $ 0, $ 758 and $ 251 for the years ended December 31, 2004, 2003 and 2002, respectively included in cost of revenues. The impairment was recorded in prior years since the Company did not anticipate future revenues on specific Test Systems Program Sets ("TPSs"). The weighted average useful life of the intangible assets is six years.

NOTE 8:- SHORT-TERM BANK CREDIT AND LOANS

                                                              December 31,
                                                       -------------------------
                                                          2004           2003
                                                       ----------     ----------
           Short-term:
            Current maturities of long-term loan
              in U.S. dollars (1)                      $        -     $      180
            Short-term bank credit in NIS (2)                  14            943
                                                       ----------     ----------
                                                       $       14     $    1,123
                                                       ==========     ==========
          Long-term:
            Loans in U.S. dollars (1)                  $        -     $    1,220
                                                       ==========     ==========

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

NOTE 9:- OTHER PAYABLES AND ACCRUED EXPENSES

                                                         December 31,
                                                  ---------------------------
                                                     2004             2003
                                                  ----------       ----------
            Payroll and related accruals          $      969       $      860
            Provision for legal proceedings              567              748
            Accrued royalties                            679              644
            Accrued commissions                          480              491
            Contracts in progress - provision
              for estimated losses                       392                -
            Other                                        525              574
                                                  ----------       ----------
                                                  $    3,612       $    3,317
                                                  ==========       ==========

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

          a. As of December 31, 2004, the Company was a party to various legal proceedings, including the following:

               1. In June 1998, the Company's Board of Directors accepted the resignation of the Company's former CEO. In December 1998, the former CEO commenced legal proceedings against the Company in the Tel Aviv Labor Court, claiming approximately $ 500 in respect of salary, severance pay, vacation pay and other fringe benefits. The former CEO also claimed that a personal loan that was provided to him by the Company had been forgiven and that the Company is to bear the tax in respect thereof. In May 2001, an additional claim of approximately $ 230 was filed by the former CEO against the Company in the Tel-Aviv District Court for damages allegedly caused to him as a result of attachment imposed on certain of his assets by the Company that was subsequently cancelled by the Court. In addition, in 2001, the Company filed a claim against a former director. In the event the former CEO's claim in the Labor Court is accepted by the Court, damages in the amount of $ 250 should be covered by the former director. The Company filed additional lawsuits against the former CEO and a former director in the amount of $ 250 for funds that they allegedly transferred from the Company to a third party. In September 1999, the Company filed a lawsuit against the former CEO and the former director with the District Court of Tel Aviv in the amount of $ 1,400 for damages caused to the Company in the purchase of a subsidiary and negligence of management. In August 2000, the Company filed an additional lawsuit against the former CEO in the amount of approximately $ 460 regarding the repayment of the loan provided to him. Management believes, based on the advice of its legal counsel, that the Company has valid defenses against all claims made against it.

               2. In 1999 and 2000, the former CEO and his son filed a number of complaints against the Company's president and are seeking damages for alleged slander by the defendant in the amount of approximately $ 750. The claim by the former CEO was withdrawn and replaced by a new claim filed in 2004, while his son's claim was dismissed and an appeal is pending in the Supreme Court. Management believes, based on the advice of its legal counsel, that the Company has strong defenses against the allegations and accordingly did not record any provision.

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
                                     -------
                                     $ 1,009
                                     =======

               Lease expenses for the years ended December 31, 2004, 2003 and 2002 were $ 508, $ 447 and $ 277, respectively.

          e. Floating charges have been registered on all of the Company's assets and specific charges have been registered on certain assets in respect of the Company's liabilities to its banks and other creditors.

          f. The Company obtains mainly short-term bank guarantees to its customers in the ordinary course of business. These guarantees are provided to customers to secure advances received at commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers as of December 31, 2004 is approximately $ 4,123.

NOTE 11:- SHAREHOLDERS' EQUITY

          a.   Share capital:

               Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

               In July 2004, the Company issued 1,800,000 shares, an aggregate of $3,000 principal amount of convertible notes, additional investment rights to purchase up to an aggregate of 1,100,000 Ordinary shares at an exercise price of $ 2.10 per share, (with a term of two years commencing six months following the closing) and warrants to purchase up to an aggregate of 937,500 Ordinary shares at an exercise price of $ 2.50 per share (for a term of five years commencing six months following the closing) .to investors in a private placement for a total consideration of $ 5,880 ($ 5,712 net of issuance expenses) (see also c. below). The consideration was allocated based on the relative fair values of the Ordinary shares, notes and warrants in accordance with APB No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". The convertible notes bear interest at a rate of six-month LIBOR plus 2.5%. The principal is due in July 2007 and the interest is payable in quarterly installments until July 2007. The notes are convertible to Ordinary shares at a conversion price of $ 2.10. In connection with the issuance of the notes, additional of investment rights and warrant, $180 was recorded as a beneficial conversion feature in accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

               Contingently Adjustable Conversion Ratios". The total amount of the deemed discount on the notes as a result of the warrants issuance and the beneficial conversion feature amounting to $ 760, is amortized over the term of the notes using the interest method. At December 31, 2004, the unamortized balance on the deemed discount on the convertible notes was $ 654. The fair value of the warrants (including additional investment rights) was based on a valuation prepared using the Black-Scholes pricing model assuming a risk free interest of 2.64% and 3.69%, respectively, a volatility factor of 0.67 and 0.68, respectively, dividend yield of 0% and contractual life of two years and five years, respectively. In addition, the valuation considered that the warrants were restricted for the first six months, the warrants were not traded on the market at any time, and the underlying asset had low marketability. The valuation result was judged to be reasonable by comparison to benchmarks in similar circumstances. The Company's management is responsible for the valuation.

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

               Transactions related to the above Plans (including warrants to directors) during the years ended December 31, 2004, 2003 and 2002 were as follows:

                                                          Year ended December 31,
                                      ---------------------------------------------------------------
                                               2004                 2003                  2002
                                      -------------------- --------------------- --------------------
                                                  Weighted              Weighted             Weighted
                                        Amount    average   Amount      average   Amount     average
                                          of      exercise    of        exercise    of       exercise
                                       options     price    options      price    options     price
                                      ---------- --------- ----------  --------- ---------- ---------
                 Options outstanding
                   at  beginning
                   of year           2,223,200     $  1.60    526,000    $  4.89  1,638,000   $  5.48
                    Granted            100,000     $  1.29  1,852,000    $  1.07          -   $     -
                    Exercised          (73,335)    $  0.69          -    $    -           -   $     -
                    Expired            (36,400)    $  4.58          -    $    -           -   $     -
                    Forfeited or                                                              $  5.76
                     cancelled        (182,032)    $  1.89   (154,800)   $  6.34 (1,112,000)
                                      ----------            ---------            ----------
                 Options
                   outstanding at
                   end of year       2,031,433     $  1.56  2,223,200    $  1.60    526,000    $  4.89
                                     =========     =======  =========    ======= ==========    =======

                 Exercisable
                   options at end
                   of year           1,425,434     $  1.71  1,045,200    $  2.23    411,600    $  4.85
                                     =========     =======  =========    ======= ==========    =======

               No options were granted in 2002. No compensation expense was recorded for the years ended December 31, 2004, 2003 and 2002.

               The options outstanding as of December 31, 2004 have been separated into ranges of exercise price, as follows:

                                           Options outstanding                Options exercisable
                                 ----------------------------------------  --------------------------
                                               Weighted
                                     At         average       Weighted                     Weighted
                   Range of       December     remaining      average          At          average
                   exercise          31,       contractual    exercise     December 31,    exercise
                     price          2004          life         price           2004          price
                 --------------  ------------  -----------  -------------  --------------  ----------
                                                 (years)
                                               -----------
                  $ 0.69 - 1.00      685,500     9.00         $   0.70       522,501         $   0.70
                  $ 1.29 - 2.00    1,082,333     8.95         $   1.37       639,333         $   1.38
                  $ 3.09 - 4.13      135,600     5.46         $   3.52       135,600         $   3.52
                  $ 4.88 - 6.75      128,000     5.49         $   5.63       128,000         $   5.63
                                   ---------                               ---------
                                   2,031,433                  $   1.56     1,425,434         $   1.71
                                   =========                  ========     =========         ========

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

               In September 2003, the Company signed an agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. (the "Banks") to restructure a portion of the debt owed to the Banks. The carrying value of the restructured debt was $ 3,451. As part of the restructuring, the Company issued 3,781,995 warrants to the Banks, paid cash of $ 1,100 and the Banks forgave the remaining debt. The warrants issued to the Banks have an exercise price equal to par value of the shares and a term of 2.5 years. The warrants have a lock-up period of 21 months. The Banks have a put option to sell the warrants to the Company's major shareholder for a consideration of $ 1,251. The put option is exercisable by the Banks only once during the period of 45 days commencing after the end of the period of 18 months from the date of the agreement. In addition, the Banks granted the Company's major shareholder a call option that requires the Banks to sell the warrants to the shareholder at the exercise price of the put option with an additional payment equal up to 25% of the increase in the market share price from the date of the agreement up to a maximum of $ 0.14 per warrant. The call option may be exercised by the shareholder during the period of 18 months from the date of the agreement and during a period of 45 days commencing after the termination of the put option. In addition, as part of the restructuring, the Company issued to the Banks 1,100,000 warrants having an exercise price of $ 2.00 per share, and a term of five years.

               The transaction was recorded in accordance with SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings". The above warrants (3,781,995 warrants and 1,100,000 warrants) that were issued to the Banks were recorded at fair value ($ 1,267, net of issuance expenses). The fair value of the warrants was based on a valuation prepared at the consummation date of the transaction. The valuation took into consideration the long lock-up period and a marketability discount. The valuation result was judged to be reasonable by comparison to benchmarks in similar circumstances. The Company's management is responsible for the valuation.

               The difference between the consideration paid to the Banks (cash and warrants) and the carrying amount of the debt of $ 1,013, was recognized as a gain on restructuring of debt, net of issuance expenses, presented in financial income (expenses), net, in the statement of operations.

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

NOTE 12:- TAXES ON INCOME (Cont.)

          d.   Income (loss) before income taxes:

                                         Year ended December 31,
                                -----------------------------------------
                                    2004           2003          2002
                                ------------   ------------   -----------
                 Domestic         $     937      $     867      $ (2,175)
                 Foreign               (115)          (109)         (308)
                                ------------   ------------   -----------
                                  $     822      $     758      $ (2,483)
                                ============   ============   ===========

          e. The main reconciling items between the statutory tax rate of the Company and the effective tax rate is the valuation allowance recorded in respect of the tax assets relating to net operating loss carryforwards and other temporary differences due to the uncertainty of the realization of such tax assets.

NOTE 13:- SELECTED STATEMENTS OF OPERATIONS DATA

          a.   Financial income (expenses), net:

                                                                    Year ended December 31,
                                                            ---------------------------------------
                                                               2004           2003          2002
                                                            ---------      ---------       --------
                 Income:
                   Gain on restructuring of debt, net
                     (see Note 11c)                         $       -      $   1,013       $      -
                   Foreign currency exchange differences          234              -            169
                   Interest on cash equivalents                     4              9              4
                                                            ---------      ---------       --------
                                                                  238          1,022            173
                                                            ---------      ---------       --------
                 Expenses:
                   Interest on convertible note                    64              -              -
                   Amortization of beneficial conversion
                     feature on convertible note                  115              -              -
                   Foreign currency exchange differences           79             22              -
                   Interest on short-term loans and
                     other credit balances                         82            230            253
                   Bank commissions                               116             59             96
                   Interest to related parties                      -              -             89
                   Loss on extinguishment of debt                   -              -             83
                   Others                                          30              3             16
                                                            ---------      ---------       --------
                                                                  486            314            537
                                                            ---------      ---------       --------
                                                            $    (248)     $     708       $   (364)
                                                            =========      =========       ========

          b.   Other income (expenses), net:

                 Impairment of loan                         $       -      $       -       $   (290)
                 Others, net                                       23             (2)             -
                                                            ---------      ---------       --------
                                                            $      23      $      (2)      $   (290)
                                                            =========      =========       ========

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

NOTE 14:- RELATED PARTY TRANSACTIONS

          There are no related party balances as of December 31, 2004 and 2003. Related party transactions reflected in the statement of operations for the years ended December 31, 2004, 2003 and 2002 are as follows:

                                                      Year ended December 31,
                                               --------------------------------
                                                 2004        2003       2002
                                               ---------   ---------   --------
          Related party (*):

            Revenues                           $       -   $       -   $    394
                                               =========   =========   ========
          Shareholder:
            Interest expense                   $       -   $       -   $     89
                                               =========   =========   ========
            Loss on extinguishment of loan     $       -   $       -   $     83
                                               =========   =========   ========

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

          b.   Revenues by geographic areas:

               Revenues are attributed to geographic area based on the location of the end customers as follows:

                                             Year ended December 31,
                                      -------------------------------------
                                         2004          2003          2002
                                      ---------     ---------      --------

               North America          $   4,715     $   5,115      $  6,671
               Europe                     3,022         3,436         1,599
               Israel                     4,998         3,224         1,442
               Others                     1,425           540           687
                                      ---------     ---------      --------
               Total                  $  14,160     $  12,315      $ 10,399
                                      =========     =========      ========

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 15:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

          c.   Major customers:

               Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues, are as follows:

                                                Year ended December 31,
                                       ---------------------------------------
                                          2004           2003          2002
                                       -----------    ----------    ----------
                                                           %
                                       ---------------------------------------
                 Customer A                19             11            *)
                 Customer B                *)             12            *)
                 Customer C                *)             22            34
                 Customer D                10             14            19
                 Customer E                11             -              -
                 Customer F                17             19            *)


               *)   Less than 10%.

          d.   Long lived assets by geographic areas:

                                                   December 31,
                                       ------------------------------------
                                        2004           2003           2002
                                       ------         ------         ------

                 Israel                $4,718         $5,179         $6,977
                 China                  1,333          1,536          1,761
                                       ------         ------         ------
                                       $6,051         $6,715         $8,738
                                       ======         ======         ======

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 16:- NET INCOME (LOSS) PER SHARE

          The following table sets forth the computation of basic and diluted net earnings (loss) per share:

                                                                       Year ended December 31,
                                                               ----------------------------------------
                                                                  2004           2003          2002
                                                               -----------   ------------   -----------
            Numerator:

            Net income (loss)                                  $      822     $      758     $   (2,483)
                                                               ===========    ==========     ==========
            Denominator:

            Weighted average number of shares of Ordinary
              stock outstanding during the year used to
              compute basic net income (loss) per share
              (in thousands)                                       19,374         18,511         16,555
            Incremental shares attributable to exercise of
              outstanding options and warrants (assuming
              proceeds would be used to purchase Treasury
              stock) (in thousands)                                 4,310          1,193              -
                                                               ----------     ----------     ----------
            Weighted average number of shares of Ordinary
              stock outstanding during the year used to
              compute diluted net income (loss) per
              share(in thousands)                                  23,684         19,704         16,555
                                                               ==========     ==========     ==========
            Basic net income (loss) per share                  $     0.04     $     0.04     $    (0.15)
                                                               ==========     ==========     ==========
            Diluted net income (loss) per share                $     0.03     $     0.04     $    (0.15)
                                                               ==========     ==========     ==========


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

                       - - - - - - - - - - - - - - - - - -

                               S I G N A T U R E S
                               -------------------

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                            RADA ELECTRONIC INDUSTRIES LTD.


                                            By: /s/Herzle Bodinger
                                                ------------------
                                            Name: Herzle Bodinger
                                            Title: President








Dated:  September 1, 2005