Form 20-F
period 2005-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2006-03-31
CIK 761238

SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

              FOR THE TRANSITION PERIOD FROM _________ TO _________

                                       OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

       DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT .................

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

           ORDINARY SHARES, PAR VALUE NIS 0.005 PER SHARE...26,144,027
                            (as of December 31, 2005)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                               Yes [_]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes [X]     No [_]

Indicate by check mark which financial statement item the registrant has elected to follow:

                           Item 17 [_]     Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                 Yes ___ No _X_

This Report on Form 20-F is incorporated by reference into our Form F-3 Registration Statements File Nos. 333-127491, 333-117954, 333-115598 and
333-12074, and our Form S-8 Registration Statements File Nos. 333-111437 and 333-12844.

                                  INTRODUCTION

     RADA Electronic Industries Ltd. develops, manufactures and sells automated test equipment, avionics products and ground debriefing systems and provides manufacturing services for military and commercial use, mainly in Israel, the U.S. and Europe. We also provide test and repair services using our CATS(TM) testers and test program sets through our Chinese subsidiary. In February 2005, we purchased certain assets and assumed certain liabilities related to the operations of Vectop Ltd., an Israeli company specializing in the design, development, marketing and sale of electro-optic equipment and debriefing systems. Such assets included the know-how, intellectual property and patents that were used by, or connected to Vectop Ltd.'s business. Our products include our Net Centric Digital Recorder and related recording devices, ground information management systems, optronic products, based on technology that we acquired from Vectop Ltd., inertial navigation products and advanced training solutions.

     Our shares are traded on the NASDAQ Capital Market, under the symbol "RADI." As used in this annual report, the terms "we," "us" and "our" mean RADA Electronic Industries Ltd. and its subsidiaries, unless otherwise indicated.

     We have been using CATS(TM), ACE(TM) and FACE(TM) as trade names. We have acquired the rights to the Israeli trademark VDS(R) and to the U.S. trademark application for the same trademark in connection with the assets we acquired from Vectop Ltd. in February 2005. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

     Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references in this annual report to "dollars" or "$" are to U.S. dollars and all references in this annual report to "NIS" are to New Israeli Shekels.

     Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any previous filing with the Securities and Exchange Commission, you may read the document itself for a complete recitation of its terms.

     Except for the historical information contained in this annual report, the statements contained in this annual report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms "anticipate," "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Such forward-looking statements are also included in Item 4 - "Information on the Company" and Item 5 - "Operating and Financial Review and Prospects." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. "Key Information - Risk Factors."

     Unless specifically indicated otherwise, all numbers of ordinary shares and per share data in this annual report reflect a two and one half share for one share reverse stock split of our ordinary shares effected on April 4, 2001.

                                TABLE OF CONTENTS

                                                                        PAGE NO.
                                                                        --------

PART I                                                                         1

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS                 1
ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE                               1
ITEM 3.  KEY INFORMATION                                                       1
         A.     Selected Financial Data                                        1
         B.     Capitalization and Indebtedness                                2
         C.     Reasons for the Offer and Use of Proceeds                      2
         D.     Risk Factors                                                   2
ITEM 4.  INFORMATION ON THE COMPANY                                           14
         A.     History and Development of the Company                        14
         B.     Business Overview                                             15
         C.     Organizational Structure                                      28
         D.     Property, Plants and Equipment                                28
ITEM 4A  UNRESOLVED STAFF COMMENTS                                            28
ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS                         29
         A.     Operating Results                                             29
         B.     Liquidity and Capital Resources                               38
         C.     Research and Development, Patents and Licenses                41
         D.     Trend Information                                             42
         E.     Off-Balance Sheet Arrangements                                42
         F.     Tabular Disclosure of Contractual Obligations                 42
ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                           43
         A.     Directors and Senior Management                               43
         B.     Compensation                                                  46
         C.     Board Practices                                               47
         D.     Employees                                                     56
         E.     Share Ownership                                               57
ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                    60
         A.     Major Shareholders                                            60
         B.     Related Party Transactions                                    62
         C.     Interests of Experts and Counsel                              63
ITEM 8.  FINANCIAL INFORMATION                                                63
         A.     Consolidated Statements and Other Financial Information       63
         B.     Significant Changes                                           67
ITEM 9.  THE OFFER AND LISTING                                                67
         A.     Offer and Listing Details                                     67
         B.     Plan of Distribution                                          68
         C.     Markets                                                       68
         D.     Selling Shareholders                                          68
         E.     Dilution                                                      68
         F.     Expense of the Issue                                          68
ITEM 10. ADDITIONAL INFORMATION                                               69
         A.     Share Capital                                                 69
         B.     Memorandum and Articles of Association                        69
         C.     Material Contracts                                            72
         D.     Exchange Controls                                             72
         E.     Taxation                                                      72
         F.     Dividend and Paying Agents                                    84
         G.     Statement by Experts                                          84
         H.     Documents on Display                                          84
         I.     Subsidiary Information                                        84

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS           85
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES               85

PART II                                                                       85

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                      85
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
                USE OF PROCEEDS                                               86
ITEM 15. CONTROLS AND PROCEDURES                                              86
ITEM 16. RESERVED                                                             86
ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT                                     86
ITEM 16. CODE OF ETHICS                                                       86
ITEM 16. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS
                FOR AUDIT COMMITTEE                                           87
ITEM 16. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND
                AFFILIATES AND PURCHASERS                                     87
PART II                                                                       88

ITEM 17.  FINANCIAL STATEMENTS                                                88
ITEM 18.  FINANCIAL STATEMENTS                                                88
ITEM 19.  EXHIBITS                                                            88
S I G N A T U R E S                                                           90

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     We derived the following consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004 and 2005 from our audited consolidated financial statements included in this annual report. We derived the consolidated statements of operations data for the years ended December 31, 2001 and 2002, and the consolidated balance sheet data as of December 31, 2001, 2002 and 2003 from our audited consolidated financial statements that are not included in this annual report.

                                                                          YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------------------------------
                                                    2001            2002            2003            2004            2005
                                                  --------        --------        --------        --------        --------
                                                         (U.S. dollars in thousands, except share and per share data)
Revenues                                          $  8,342        $ 10,399        $ 12,315        $ 14,160        $ 13,421
Cost of revenues                                     7,416           9,223           9,592          10,287          12,310
                                                  --------        --------        --------        --------        --------
Gross profit                                           926           1,176           2,723           3,873           1,111
   Research and development expenses                   534             122               -               -               -
   Marketing, selling, general and
      administrative expenses                        3,617           3,809           2,698           2,854           2,866

Operating income (loss)                             (3,225)         (2,035)             25           1,019          (1,755)
Financial income (expenses), net                      (210)           (364)            708            (248)           (624)
Other income (expenses), net                           (30)           (290)             (2)             23              33

Minority interest in losses of subsidiary               96             206              27              28              17
Net income (loss)                                 $ (3,369)       $ (2,483)       $    758        $    822        $ (2,329)
                                                  ========        ========        ========        ========        ========
Basic net income (loss) per share                 $  (0.24)       $  (0.15)       $   0.04        $   0.04        $  (0.10)
                                                  ========        ========        ========        ========        ========
Diluted net income (loss) per share               $  (0.24)       $  (0.15)       $   0.04        $   0.03        $  (0.10)
                                                  ========        ========        ========        ========        ========
Weighted average number of shares used
   to compute basic net income (loss) per
   share                                            13,817          16,555          18,511          19,374          22,513
                                                  ========        ========        ========        ========        ========
Weighted average number of shares used
   to compute diluted net income (loss) per
   share                                            13,817          16,555          19,704          23,684          22,513
                                                  ========        ========        ========        ========        ========


                                                                           AS OF DECEMBER 31,
                                                -----------------------------------------------------------------------
                                                  2001            2002            2003            2004           2005
                                                --------        --------        --------        --------       --------
                                                                      (U.S. dollars in thousands)
BALANCE SHEET DATA:
Working capital (deficiency)                    $ (9,446)       $ (8,055)       $ (2,716)       $  2,265       $  3,575
Total assets                                      16,332          14,607          14,549          18,297         18,890
Short-term credits and loans                       5,920           5,697           1,123              14            877
Long-term debt, net of current maturities              -               -           1,220               -              -
Convertible note                                       -               -               -           2,346          2,560
Capital Stock                                     56,749          58,893          59,247          64,184         67,016
Shareholders' equity                                 700             485           2,878           7,232          7,735

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

     RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

     WE HAVE A HISTORY OF LOSSES, AND MAY NOT BE ABLE TO ACHIEVE OR SUSTAIN PROFITABILITY IN THE FUTURE.

     In the year ended December 31, 2005 we recorded a net loss of $2.3 million. We have incurred losses in three out of the last five years and as of December 31, 2005 our accumulated deficit was $59.3 million. We may not be able to achieve or sustain profitability in the future.

     WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, WHICH MAY NOT BE AVAILABLE TO US.

     Our working capital requirements and the cash flow provided by our operating activities are likely to vary greatly from quarter to quarter, depending on the timing of orders and deliveries, the build-up of inventories, and the payment terms offered to our customers. As a consequence of our significant losses, we incurred significant bank debt and sold equity and debt securities in private placements in the years 1997 through 2005. We may need to raise additional funds for a number of uses, including:

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

     o    Retain our listing on the NASDAQ Capital Market.

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

     As part of our growth strategy, we seek to acquire or invest in complementary, including competitive, businesses, products and technologies. We acquired certain assets and assumed certain liabilities related to the operations of Vectop Ltd., or Vectop, in the first quarter of 2005, and are seeking additional potential acquisition candidates. We currently have no commitments or agreements with respect to any future acquisitions or investments and we may not be able to consummate any acquisition or investment. Even if we do acquire or invest in these businesses, products or technology, the process of integrating acquired assets into our operations may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business.

     In addition, we have limited experience in managing acquisitions and growth. Therefore, the anticipated benefits of any acquisition may not be realized. Furthermore, future acquisitions by us could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and impairment related to goodwill and other intangible assets, any of which could materially adversely affect our operating results and financial position. Acquisitions also involve other risks, including risks inherent in entering markets in which we have no or limited prior experience and the potential loss of key employees and the risk that we may experience difficulty or delays in obtaining necessary permits.

     COMPETITION IN THE MARKET FOR AUTOMATED TEST EQUIPMENT AND AVIONICS EQUIPMENT IS INTENSE AND WE MAY BE UNABLE TO ACHIEVE PROFITABILITY.

     The market for our products is highly competitive, and we may not be able to compete effectively in our market. Our principal competitors in the automated test equipment market are Zaban in Israel, and Aerospatiale Avionique and Avtron abroad. Our principal competitors in the avionics market are Harris, Rockwell Collins, Honeywell, Elbit Systems Ltd., or Elbit, Israel Aircraft Industries Ltd., or IAI, R.S.L. Ltd., TEAC and Elisra Systems Ltd. We expect to continue to face competition from these and other competitors. Most, if not all, of our competitors are far larger, have substantially greater resources including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we have. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

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

     A significant portion of our revenues is derived from the sale of products with military applications. These revenues, on a consolidated basis, totaled approximately $11.8 million, or 88% of revenues in 2005, $11.8 million, or 83 % of revenues in 2004, and $9.6 million, or 78% of revenues in 2003. The military budgets of a number of countries may be reduced in the future. Declines in military budgets may result in reduced demand for our products and manufacturing services. This would result in reduction in our core business' revenues and adversely affect our business, results of operations and financial condition.

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

     Under Israeli law, the export of certain of our products and know-how is subject to approval by the Israeli Ministry of Defense. To initiate sales proposals with regard to exports of our products and know-how and to export such products or know-how, we must obtain permits from the Ministry of Defense. We may not be able to receive in a timely manner all the required permits for which we may apply in the future.

     Similarly, under foreign laws the export of certain military products, technical designs and spare parts require the prior approval of, or export license from, such foreign governments. In order to maintain our third party production, certain co-development activities and procurements required for the performance of certain contracts, we must receive detailed technical designs, products or products' parts samples from our strategic partners or suppliers. We may not be able to receive all the required permits and/or licenses in a timely manner. Consequently, our revenues may decrease and we may fail to implement our growth strategy.

     WE DEPEND ON SALES TO KEY CUSTOMERS AND THE LOSS OF ONE OR MORE OF OUR KEY CUSTOMERS WOULD RESULT IN A LOSS OF A SIGNIFICANT AMOUNT OF OUR REVENUES.

     A significant portion of our revenues is derived from a small number of customers. Our major customers during the three years ended December 31, 2005 were as follows:

                                  PERCENTAGE OF REVENUES
                                 ------------------------
                                 2003      2004      2005
                                 ----      ----      ----
Smiths Electronic Systems         22%        5%       21%
The Boeing Company                14%       10%        3%
Israeli Ministry of Defense       11%       19%       12%
Israel Aviation Industries        12%        6%       14%
Portuguese Air Force              19%       17%        -
U.S. Navy                          -        11%        -
Lockheed Martin                    6%        5%       12%

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

     We acquire most of the components for the manufacturing of our products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States. Certain of these suppliers are currently the sole source of one or more components upon which we are dependent. Suppliers of some of the components for manufacturing require us to place orders with significant lead-time to assure supply in accordance with our manufacturing requirements. Inadequacy of operating funds may cause us to delays placement of such orders and may result in delays in supply. Delays in supply may significantly hurt our ability to fulfill our contractual obligations and may significantly hurt our business and result of operations. We may not be able to continue to obtain such components from these suppliers on satisfactory commercial terms. Temporary disruptions of our manufacturing operations would ensue if we were required to obtain components from alternative sources, which may have an adverse effect on our financial results.

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

     RAPID TECHNOLOGICAL CHANGES MAY ADVERSELY AFFECT THE MARKET ACCEPTANCE OF OUR PRODUCTS.

     The avionics market in which we compete is subject to technological changes, introduction of new products, change in customer demands and evolving industry standards. Our future success will depend upon our ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new technologies and by developing and introducing enhancements to our current products and new products. We may not be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements. In addition, we may experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements, and such enhancements may not adequately meet the requirements of the market and may not achieve any significant degrees of market acceptance. If release dates of our new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition would be materially adversely affected.

     WE MAY ENCOUNTER DIFFICULTIES WITH OUR INTERNATIONAL OPERATIONS AND SALES.

     While our principal executive offices are located in Israel, exports accounted for 59% of our sales in 2005, 65% of our sales in 2004 and 74% of our sales in 2003. This subjects us to many risks inherent in engaging in export international business, including:

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

     o Difficulties in managing overseas subsidiaries and international operations; and

     o    Potential adverse tax consequences.

     We may not be able to sustain or increase revenues from international operations and may encounter significant difficulties in connection with the sale of our products in international markets. Any of those events will have a material adverse affect on our business, operating results and financial condition.

     CURRENCY EXCHANGE RATE FLUCTUATIONS IN THE WORLD MARKETS IN WHICH WE CONDUCT BUSINESS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     We may be adversely affected by fluctuations in currency exchange rates. While our revenues are generally denominated in U.S. dollars, a significant portion of our expenses is incurred in NIS. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, we may not be able to do so. Furthermore, such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. In the future, such fluctuations may have a material adverse effect on revenues from international sales, operating expenses and consequently, on our business, operating results and financial condition.

     WE ARE DEPENDENT ON OUR SENIOR MANAGEMENT AND KEY PERSONNEL, IN PARTICULAR HERZLE BODINGER, OUR PRESIDENT AND CHAIRMAN OF THE BOARD, WHOSE LOSS COULD ADVERSELY AFFECT OUR BUSINESS.

     Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are dependent on the services of Herzle Bodinger, our chairman and president. We do not carry key person life insurance on our senior management or key personnel. Any loss of the services of Herzle Bodinger, other members of senior management or other key personnel could negatively and materially effect our business.

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

     WE ARE CURRENTLY IN THE PROCESS OF COMPLETING THE TRANSFER OF THE TITLE TO THE LAND AND BUILDING OF OUR CHINESE SUBSIDIARY. WE MAY NOT BE ABLE TO OBTAIN SUCH TITLE AND BE REQUIRED TO INITIATE LITIGATION IN ORDER TO ENFORCE OUR RIGHTS TO RECEIVE TITLE TO SUCH PROPERTIES.

     Beijing Huarui Aircraft Components Maintenance and Services Co., Ltd. or CACS, our Chinese subsidiary, conducts its business in an approximately 16,000 square foot facility in Beijing that includes offices and test and repair facilities. The land for this facility was leased by Beijing Tianzu Forestry Company or Tianzu, the minority shareholder in CACS, from the Chinese government for 30 years. Under a joint venture agreement, and in consideration for its equity investment in CACS, Tianzu granted CACS usage rights in the land, constructed the building and granted CACS the ownership of this building. We are currently in the process of completing the transfer of the title to the land and building. Although Tianzu is legally obligated to complete such transfer of title to the land and the building, such transfer may take additional time and may not be completed, and we may be required to initiate litigation in order to enforce our rights to receive title to the land and building.

     COMPLIANCE WITH CHANGING REGULATION OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE MAY RESULT IN ADDITIONAL EXPENSES.

     As a result of certain corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general have increased in recent years. The Sarbanes-Oxley Act of 2002 requires changes in some of our corporate governance and securities disclosure or compliance practices. We expect that the on-going implementation of these regulations will further increase our legal compliance costs and will make some activities more time consuming. We are presently evaluating and monitoring regulatory developments and cannot estimate the magnitude of additional costs we may incur as a result of such developments. If we are required to implement Section 404 of the Sarbanes-Oxley Act of 2002, which governs internal controls and procedures for financial reporting, we will need to expend significant management time and financial resources to comply with the applicable requirements. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

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

     o    Future sales of our ordinary shares;

     o    De-listing of our shares from the NASDAQ Capital Market; and

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

     SUBSTANTIAL FUTURE SALES OF OUR ORDINARY SHARES MAY DEPRESS OUR SHARE
PRICE.

     If our shareholders sell substantial amounts of our ordinary shares, including shares registered under effective registration statements and shares issuable upon the exercise of outstanding warrants, or convertible notes, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity related securities in the future at a time, in a place and on terms we deem appropriate.

     WE DO NOT INTEND TO PAY DIVIDENDS.

     We have never declared or paid cash dividends on our ordinary shares and do not expect to do so in the foreseeable future. The declaration of dividends is subject to the discretion of our board of directors and will depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investment in our company. The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your ordinary shares.

     RISKS RELATING TO OUR LOCATION IN ISRAEL

     CONDUCTING BUSINESS IN ISRAEL ENTAILS SPECIAL RISKS.

     We are incorporated under the laws of, and our executive offices, manufacturing plant and research and development facilities are located in, the State of Israel. Although a large portion of our sales are made to customers outside Israel, we are nonetheless directly affected by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel.

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. In August 2005, Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank. In January 2006, Hamas won the elections in the Palestinian Authority and on March 28, 2006, elections to the Israeli parliament were held in Israel. The implications of these developments cannot at this time be foreseen.

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

     THE ECONOMIC CONDITIONS IN ISRAEL HAVE NOT BEEN STABLE IN RECENT YEARS.

     In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Although economic activity in Israel has improved recently, our operations could be adversely affected if the economic conditions in Israel begin to deteriorate once again.

     WE MAY BE ADVERSELY AFFECTED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE OF DEVALUATION OF THE NIS AGAINST THE U.S. DOLLAR.

     In 2005 approximately 38% of our expenses were in U.S. dollars or U.S. dollar-linked NIS, in 2004 approximately 34% of our expenses were in U.S. dollars or U.S. dollar-linked NIS and in 2003 approximately 25% of our expenses were in U.S. dollars or U.S. dollar-linked NIS. In each of these years, virtually all our remaining expenses were in unlinked NIS. Our expenses that are denominated in U.S. dollars or paid in Israeli currency linked to the U.S. dollar-NIS exchange rate are influenced by the extent to which any inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the U.S. dollar. In 2002, the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel, which benefited us. In 2003, the rate of inflation was negative and the NIS was revaluated vis-a-vis the dollar. In 2004 and 2005, the rate of inflation was 1.2% and 2.4% respectively, and the NIS was reevaluated vis-a-vis the dollar. These changes, as well as the recent world-wide devaluation of the U.S. dollar, have affected our operations, financial condition and results of operations by decreasing the NIS equivalents of our U.S. denominated revenues and increasing the U.S. dollar equivalents of our NIS denominated expenses. We may be adversely affected in the future if the rate of inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of this devaluation lags behind increases in inflation in Israel.

     SERVICE AND ENFORCEMENT OF LEGAL PROCESS ON US AND OUR DIRECTORS AND OFFICERS MAY BE DIFFICULT TO OBTAIN.

     Service of process upon our directors and officers and the Israeli experts named herein, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets, most of our directors and officers and the Israeli experts named in this annual report are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

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

     AS A FOREIGN PRIVATE ISSUER WHOSE SHARES ARE LISTED ON THE NASDAQ CAPITAL MARKET, WE MAY FOLLOW CERTAIN HOME COUNTRY CORPORATE GOVERNANCE PRACTICES INSTEAD OF CERTAIN NASDAQ REQUIREMENTS.

     As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules, including the composition of our board of directors, director nomination procedure, compensation of officers and quorum at shareholders meetings. In addition, we may follow Israeli law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of our company, certain transactions other than a public offering involving issuances of a 19.9% or more interest in our company and certain acquisitions of the stock or assets of another company.

ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     We were incorporated under the laws of the State of Israel on December 8, 1970. We are a public limited liability company under the Israeli Companies Law 1999-5759, or the Israeli Companies Law, and operate under this law and associated legislation. Our registered offices and principal place of business are located at 7 Giborei Israel Street, Netanya 42504, Israel, and our telephone number is 972-9-892-1111. Our address on the internet is WWW.RADA.COM. The information on our website is not incorporated by reference into this annual report.

     We develop, manufacture and sell automated test equipment, avionics products and ground debriefing systems and provide manufacturing services for military and commercial use, mainly in Israel, the U.S. and Europe. We also provide test and repair services using our CATS(TM) testers and test program sets through our Chinese subsidiary. Our U.S.-based subsidiaries have been inactive since January 1, 2002.

     In April 1985, we completed an initial public offering. Our ordinary shares are traded on the NASDAQ National Market from our initial public offering in 1985 until June 10, 2002 when the listing of our ordinary shares was transferred to the NASDAQ Capital Market. We are listed under the symbol "RADI."

     In February 2005, we purchased certain assets and assumed certain liabilities related to the operations of Vectop, an Israeli company specializing in the design, development, marketing and sale of electro-optic equipment and debriefing systems. Such assets included the know-how, intellectual property and patents that were used by, or connected to Vectop's business, as well as full access to customer lists related to the products acquired.

B.   BUSINESS OVERVIEW

INDUSTRY OVERVIEW

     Our activity is focused on the market for defense electronics products. This market have been growing in recent years and is currently a large part of the defense business. Two contradictory forces control the defense electronics market. On the one hand, new military aircraft are equipped with significantly more avionics systems than they used to carry ten and twenty years ago. In addition, the increasing usage of advanced avionics on all modern aircraft, including upgrades of existing technology and growing number of unmanned aerial vehicles, or UAVs, provides significant growth to the market. On the other hand, the significant reduction in the price of electronic systems is shrinking the dollar value of the market.

     Advanced defense electronics systems are, typically, derivatives or enhancements of consumer electronic systems. Most of the defense electronics systems are built for commercial components and even sub-systems, a fact that reduces the overall price and, at the same time, generates complex obsolescence issues.

     Customers for defense electronics products in the aerospace field are either governments or major integrators. Doing business with these customers is complex, takes long time and requires long term commitments for future support of delivered hardware. Production batches of these products are, usually, small especially in the retrofit market.

     Suppliers of defense electronic systems are either providers of sub-systems to major integrators or providers of integrated systems to the aircraft industry or to air forces. These companies are typically very large and have diversified product offerings.

     New products in the defense electronic market are usually developed utilizing internal research and development funds of customers and are tailored to specific customers' needs. In many cases, the customer who pays for the design and adaptation limits the use of intellectual property that was funded by it for other applications, due to either financial or security reasons.

PRODUCTS AND SERVICES

     We provide integrated avionic solutions. Our aim is to provide not only state of the art products but also comprehensive end to end solutions for one or more avionic systems. The first integrated system that we provided was for the A-4 avionics upgrade program of the Israeli Air Force, or IAF. This program was the first comprehensive and complete avionics system to be provided entirely by us. During 2004 we increased our involvement and development efforts in the area of unmanned aircraft vehicles. Currently we have four new product lines:

     o    Net Centric Digital Recorder and related recording devices;

     o Ground information management systems that support our recording products and provide advanced data management capabilities;

     o Optronic products, based on technology acquired as part of the Vectop deal, and;

     o Inertial navigation products based on ring laser gyros, or RLG, fiber optic gyros, or FOG, and micro electro mechanical sensors, or MEMS.

     In addition, we continue to sell and support our traditional products including:

     o    Advanced training solutions;

     o    Integrated trainer aircraft avionics packages;

     o    Flight data recorders and supporting ground analysis;

     o    Unmanned aerial vehicle avionics; and

     o    Automatic testing solutions.

     We also provide manufacturing services to original equipment manufacturers in Israel and in the United States, using the manufacturing capabilities of our Beit-She'an plant. We offer production of turnkey solutions, in "build to print" or "build to specification" modes. To date, we have provided our manufacturing services to, among others, Smiths, Israeli Aircraft Industries, or IAI, and RAFAEL Armament Development Authority Ltd., or RAFAEL. Our China based subsidiary provides test and repair services using our CATS(TM) testers and test program sets.

NET CENTRIC DIGITAL RECORDER - NCDR

     Recent developments in digital video recording systems and the significant reduction in size and cost of solid state memories have turned solid state digital video recording systems into the de-facto standard solution for airborne applications. These systems have begun penetrating the aviation industry in new aircraft such as the F-16I, as well as in the retrofit market. Identifying this trend, we developed the Net Centric Digital Recorder, or NCDR with the view of capturing sales from new aircraft, that will be delivered with digital recorders, from the retrofit market for airborne video tape recorders and from the integration of various additional applications to the NCDR, making it an airborne server.

     The NCDR, together with our ground debriefing system, provides advanced debriefing at an affordable price.

     We have identified a growing need for digital video replacement of aging analogue airborne video tape recorders, or VTR. Approximately 15,000 VTRs are installed onboard fighter aircraft today and we have initiated a world wide marketing effort to promote the replacement of these aging VTRs with our new NCDR. This marketing activity has been successful in several programs around the world, especially in our strategic markets. We were awarded the U.S. Navy T-45 advanced trainer digital recorder and processor program and we are making final deliveries of our NCDR to the Chilean Air Force for its F-16 fleet. We have recently won a similar NCDR program for an Indian Navy aircraft. The NCDR is fully qualified and is continuously being demonstrated for various customers. We currently market the NCDR jointly with Smiths, utilizing Smiths' broader access to the market, especially in the U.S.

     Additional applications are being developed and integrated into the NCDR, in order to provide an integrated airborne data server. These applications include embedding data transfer capability to the system enabling the NCDR not only to record during flight but also to provide data to the aircraft before flight, and the integration of ground collision warning based on digital terrain data stored in the NCDR memory.

GROUND INFORMATION MANAGEMENT SYSTEMS

     Since 1999 we have offered operational ground debriefing stations complementing our airborne systems. The operational ground debriefing station is a PC-based application operating in a Windows NT/2000/XP(R) environment. The solution, provides a state-of-the-art debriefing environment, fully capitalizing on all available digital and video information in a highly synchronized presentation. Further capitalizing on current day technology, individual stations have a networking capability, providing data sharing, as well as cross-unit and inter-air force debriefing.

     The IAF and two other air forces have purchased ground debriefing systems for their F-16 A/B, F-5 and A-4 fleets.

     As part of the Peace Marble ,or PM-V Program, with Lockheed Martin Aerospace, we developed the next generation of our ground information management system by advancing it to the digital video era. This modification has resulted in significant growth in the system's capability as well as establishing our system as a major and central device in the day to day operation of the squadrons.

     As of December 31, 2005 we have delivered 22 systems to the PM-V Program as well as two additional debriefing systems to Lockheed Martin Aerospace for use in integration and flight-testing. We are in the final stages of a completing a digital debriefing system for the new F-16s purchased by the Chilean Air Force. As an extension of the development work completed as part of the PM-V Program, we are supplying the Chilean Air Force with a digital video recorder for each F-16 aircraft as well as an advanced digital video ground debriefing station. This station will be linked to a F-5 ground debriefing station we previously delivered to the Chilean Air Force, creating a common network debriefing solution for both front-line aircraft.

     In addition, each NCDR system includes some derivative of our ground data management system to enable playback of recorded data.

OPTRONIC PRODUCTS FOR AIRBORNE AND GROUND VEHICLES

     The acquisition of the Vectop's assets in February 2005 provided us with a new product line. Airborne cameras are integral part of any training and airborne debriefing system onboard military platforms. Our customers include major Israeli integrators (such as IAF, IAI and Elbit) as well as foreign customers.

     This product line includes:

     o EYE WITNESS. An airborne head up displays, or HUD, camera, sold to many customers in different configurations. We believe that a significant part of the future revenues related to the assets purchased from Vectop will be derived from the Eye Witness. This product is currently competing in a bid by the IAF.

     o NIGHT WITNESS. A night vision camera installed on any pair of night vision goggles to enable the recording of the pilot's view through the night vision goggles. Its unique capability has been integrated in several fighter aircraft and helicopter programs.

     o ARMOR SENTRY. A video camera developed for ground armored vehicles and tanks. This system is being delivered to the Israeli ground forces for installation in the new "Merkava" battle tank and is generating interest in foreign markets. We recently won a bid for a continuation program for the "Merkava" and will start deliveries in the second quarter of 2006.

     o SNIPER WITNESS. The Sniper Witness enables sniper training facilities to better analyze the activities of the trainees as well as accurately debrief the operation resulting in better training. The system is based on a miniature video camera attached to the sniper sight and a portable video recorder. The system is used by the Israeli armed forces training facility and is currently being demonstrated to other armed forces in the U.S. and Europe.

INERTIAL AND GLOBAL POSITIONING SYSTEMS BASED NAVIGATION SOLUTIONS

     During 2003, we developed low cost navigation systems based on a RLG, and global positioning systems, or GPS. Our RLG based system is now qualified and operational as part of the IAF A-4 upgrade program. This development provided us with the know-how to further develop navigation solutions based on other sensors.

     During 2005, we initiated a research and development program to integrate the FOG and MEMS sensors into our navigation systems Navigation systems based on these sensors are significantly more cost effective. We believe that the market for low cost navigation systems includes significantly more installations including ground based and marine based systems.

     Today, we offer our customers our existing RLG navigation system, or RNS, as part of our avionics packages and as a stand alone system and we also offer the MEMS based solution. We plan to offer the new FOG based navigation system by the end of 2006.

ADVANCED TRAINING SOLUTIONS

     Our training solutions are based on a complete and integrated system that incorporates an airborne component installed in the aircraft and a ground-based component, installed in the squadron facilities. Recent technological developments, undertaken primarily for the IAF, enable system adaptation to any kind of aircraft, regardless of its onboard avionics systems. Our recent solutions are based on our newly developed Net Centric Digital Recorder, which allows the integration of our airborne digital video recordings with numerous other digital data components and provides the essential building blocks for a squadron information management network, or SIMNET, as a ground component.

INTEGRATED TRAINER AIRCRAFT AVIONICS PACKAGE - ACE(TM)

     Following our selection by the IAF to provide our ACE(TM) integrated trainer aircraft avionics package for their advanced trainer, the A-4 Skyhawk, we were awarded a follow on program aimed at total replacement of the aging avionics package of the A-4 aircraft with a new, upgraded package. The new avionics package replaces the legacy weapon delivery and navigation system of the aircraft with a new state of the art system that significantly improve the A-4 capabilities, increase its' reliability and provide it with advanced training capabilities.

     The upgraded system includes an inertial navigation system, or INS, GPS, HUD, camera, central weapon delivery and navigation processor based on an enhanced flight monitoring unit, which is the core of the ACE(TM) system and a control and display unit. The upgraded A-4 program was completed during 2005.

     We believe that this program places us among the few companies worldwide that performed a complete aircraft avionics system upgrade. As a result of the A-4 system development, we have proposed similar, cost effective, trainer aircraft avionics packages to other customers. The A-4 avionics package provides, at a very affordable price, a complete and modern avionics suite tailored for trainer aircraft. We have already launched marketing efforts to promote this package to different customers.

FLIGHT DATA RECORDERS AND SUPPORTING GROUND ANALYSIS

GENERAL

     Our fleet maintenance management solutions are based on existing programs and products developed and supplied over the course of the past three years. These programs include airborne data collection and recording equipment (such as FACE(TM) or DAS) as well as ground support software packages (such as PERFORMS) that provide the infrastructure for efficient data logging and analysis to support fleet maintenance management.

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

     The FACE(TM) system is capable of communicating in real time with a voice and data recorder, which is a crash survival unit known as a "black box" manufactured by Smiths, for the purpose of recording flight safety related data. We are currently upgrading the FACE(TM) systems we supplied to the Royal Netherlands Air Force for its F-16 aircraft between the years 1996 and 1999 with this capability. During 2004 we supplied FACE(TM) systems for the F-16 fleets of the Portuguese Air Force and for the U.S. Navy aircraft, and we believe that we will be able to win a bid for a contract to supply FACE(TM) systems during 2006.

DATA ACQUISITION SYSTEM - DAS

     The DAS is an advanced avionics data acquisition system designed to acquire, process and record data from various aircraft systems. We and Smith jointly developed and marketed the DAS for the new IAF F-16I aircraft. DAS consists of two sub-systems, a data acquisition unit, or DAU, and an enhanced crash survival memory unit, or ECSMU. The DAU interfaces to numerous data systems and data channels in the aircraft and acquires, processes and records data, mostly for maintenance purposes. The ECSMU is a "black box" capable of recording digital data and digitized audio transferred through the DAU. DAS is a form fit replacement for the CSFDR system, which is currently installed on most F-16 aircraft worldwide. DAS has been offered as a substitute in various projects that require a flight data recorder with advanced capabilities and growth potential.

     The DAS is designed to meet all commercial aviation requirements for "black box" recorders, thus expanding its market potential. During 2004, we started supplying production DAS units to the IAF and entered into contracts to supply DAS units to the Polish Air Force and the Korean Air Force starting in 2005.

PERFORMS (PROCESSING, EVALUATING, AND REPORTING OF FORCE MANAGEMENT DATA
SOFTWARE)

     Starting in mid-2001 we have been the primary sub-contractor to Lockheed Martin Aerospace in the development of a new aircraft data logging and analysis software package, known as PERFORMS. PERFORMS is designed to replace the aging and hard to support data processing station, or DPS, that was developed to provide data logging and fatigue analysis for all F-16 aircraft users. PERFORMS is a Windows 2000(R) based software package, utilizing a state of the art graphics user interface, and provides all the required infrastructure to perform any type of analysis on data acquired by all legacy F-16 airborne flight data recorders.

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

     The first PERFORMS delivery in June 2003, exposed us to F-16 users at a higher level than we had ever previously experienced. This exposure led us to initiate business development activities with regard to add-on packages for the PERFORMS. Since 2004, we have presented this product to the F-16 users community in seminars and conferences.

     Updated and upgraded PERFORMS software packages were delivered during 2004 and 2005 and are scheduled for delivery in 2006. Various air force customers currently use the software, and we expect to receive requests to support the installation and operation of the software from these users.

UNMANNED AERIAL VEHICLES AVIONICS

     We identified the UAV avionics market as a fast growing that will gradually replace the manned military airborne avionics. This market has many common aspects with manned avionics product lines; however, it requires slightly different technology and understanding of the various requirements.

     Typically, a UAV avionics package needs to be smaller, lighter, more reliable and inexpensive than its comparable manned aircraft suite. The major advantage of UAV avionics systems is the anticipated large number of UAVs that will be required in the future.

     We initiated efforts to penetrate this market during 2001. Since then we have entered into a contract with IAI to develop and provide them with an Input Output Controller, or IOC, a unit that is part of our data acquisition systems product line, for IAI's next generation UAV. We are continuing our efforts to widen our participation in this important program as well as in other programs. The development of this product was completed, and it is currently in production.

     During 2004, we developed and delivered a miniature avionics module to IAI. This unit is aimed at the miniature UAV market and provides complete avionics capabilities in a single, miniaturized unit.

AUTOMATIC TESTING SOLUTIONS

     Our business expansion into the automatic test equipment, or ATE, market is based on our existing products as well as the added value we deliver with the dedicated expertise and the wide-range experience we have acquired in this area. We rely on the preference indicated by OEMs in the past to outsource the acquisition of ATE and have positioned our company as a strategic supplier/partner to provide ATE and test solutions. We offer our ATE with our own Advanced Test Environment, including all the required development tools. After a long period of inactivity in this market, we see some growing interest, especially from smaller maintenance companies rather than from airlines, especially in the U.S.

COMMERCIAL AVIATION TEST STATIONS - CATS(TM)

     The Commercial Aviation Test Stations, or CATS(TM), is a family of multi-purpose, computerized automatic test equipment that meets the specific needs of airlines and third party maintenance companies. The CATS(TM) stations test and repair a variety of electronic units in existing commercial aircraft, incorporating tools for testing, troubleshooting, and performing diagnostic procedures. CATS(TM) station replace or augment test stations from aircraft manufacturers or avionics OEM suppliers, while automating multiple manual test procedures.

MANUFACTURING SERVICES

     In 2000, we began providing manufacturing services to OEMs located in Israel and the United States, using the excess manufacturing capacity at our Beit-She'an plant. We offer manufacturing turnkey solutions, either in "build to print" or "build to specification" modes. To date, we have provided our manufacturing services to Smiths, IAI, RAFAEL, and other Israeli companies, both in the defense and commercial sectors.

TEST AND REPAIR STATIONS

     We operate a test and repair shop based on the use of our CATS(TM) tester in Beijing, China through CACS, our 80% owned Chinese subsidiary. CACS was established as a joint venture company with Tianzu Forest Development Company, which owns the remaining 20% equity interest. Pursuant to the joint venture agreement, Tianzu Forest Development provided the facilities for CACS' operations while we provided CATS(TM) testers and test program set services.

SALES AND MARKETING

STRATEGY

     Our sales and marketing strategy is based on the following principles:

     o Maintaining our business focus on avionics for the military market and our family of testing solutions for the commercial and military markets.

     o Expanding our product offerings of our four product lines, by adding new applications to our existing products.

     o Expanding our customer base by including our products in solutions and integrated systems. This approach was successful both in Chile where, in 2002, we were awarded a contract to provide a complete debriefing solution for the F-16 aircraft purchased by the Chilean Air Force, and with the IAF, to whom we supply complete weapon delivery and navigation system for the A-4 aircraft.

     o Establishing marketing channels with system integrators and major aircraft manufacturers such as The Boeing Company, Lockheed Martin Aerospace, Smiths, IAI, RAFAEL and others.

     o Expanding large potential markets, especially in the military and the unmanned combat air vehicle areas, and developing new marketing channels aimed directly at these customers.

STRATEGIC RELATIONSHIPS

     As part of our strategy, we have entered into a number of strategic relationships and have focused our marketing and sales efforts to support these relationships.

     LOCKHEED MARTIN AEROSPACE. Our sales of avionics products focus mainly on the F-16 aircraft manufactured by Lockheed Martin Aerospace, the most popular fighter aircraft in the Western world today. In February 1999, we signed a memorandum of understanding with Lockheed Martin pursuant to which we agreed to provide certain avionics systems for the F-16 aircraft under the PM-V Program. In September 1999, the U.S. and the State of Israel signed a letter of acceptance pursuant to which the U.S. agreed to provide the IAF with 50 F-16I aircraft and an option for an additional 52 aircraft, which was exercised in June 2001 for a total of 102 F-16I aircraft. In cooperation with Smiths, we are developing and supplying the data acquisition system that includes the advanced data acquisition unit and an enhanced crash survivable memory unit, which will be manufactured in our Beit-She'an facility. We are currently negotiating with Lockheed Martin with respect to the development of additional capabilities of this system for different applications.

     In addition, in March 2001 we signed an agreement with the Aircraft Structural Integrity Program Group of Lockheed Martin pursuant to which we are assisting in the development of a fatigue analysis system based on a PC computer for analyzing structural fatigue of the F-16 aircraft. As the main subcontractor, our principal task is to develop the software for the fatigue analysis system. The fatigue analysis system will utilize data collected from the data acquisition unit and our FACE(TM) system, as well as other systems used by air forces operating F-16 aircraft. This development program will continue in 2006.

     SMITHS AEROSPACE ELECTRONIC SYSTEMS. In February 1999, we entered into an agreement with Smiths that outlined joint marketing activities for our FACE(TM) system and Smiths' voice and data recorder for F-16 A/B aircraft. Smiths is a worldwide leader in avionics systems for fighter and commercial aircraft. The two systems successfully passed flight tests conducted on the Royal Netherlands Air Force's F-16 aircraft by Lockheed Martin and the Royal Netherlands Air Force. The FACE(TM) system and the voice and data recorder complement each other and are intended to serve as a data acquisition system that replace outdated data recording systems, mechanical strain recorders and flight load recorders.

     In June 2000, we signed a memorandum of understanding with Smiths pursuant to which we agreed to establish a team for worldwide marketing, developing and manufacturing of the data acquisition system and its associated ground support that is intended to grow into an infrastructure for recording, processing and managing all data types available on board the aircraft. No sales of the system have been made to date. We cannot assure you that we will successfully negotiate a definitive agreement with a customer nor can we provide at present any forecast that the agreement with Smiths will result in future sales of avionics systems.

     In October 2003, we signed a teaming agreement with Smiths. The teaming agreement establishes cooperation in connection with the products developed jointly by Smiths and us for the PM-V Program and its derivatives. In addition, the agreement details commitments made by Smiths to purchase production services from us in the future.

     During 2004, we expanded our cooperation with Smiths to include our newly developed Net Centric Digital Recorder and have jointly offered this product to potential customers.

     In addition to the cooperation with Smiths in connection with the PM-V Program, we are currently supplying the Royal Netherlands Air Force with an integration package for our FACE(TM) System and Smiths' black box for its F-16 MLU fleet. A similar package is also being supplied to the Portuguese Air Force.

     ISRAEL AIRCRAFT INDUSTRIES. IAI was our second largest customer in 2005, accounting for approximately 14% of our total annual revenues. We are actively supplying avionics and test equipment to four different divisions of IAI. We have identified the Israeli government-owned aerospace industries as potential customers and cooperation entities. In particular the Lahav and Malat divisions of IAI, major aircraft integrators, require our services as an avionics and test equipment providers. During 2004, we were the prime contractor and cooperated with IAI, as our sub-contractor, to support various parts of the IAF avionics upgrade program.

MARKETING

     Our chairman and president, Herzle Bodinger, our chief executive officer, Adar Azancot, and our vice president business development, Zvi Alon, lead our marketing efforts. We currently employ five other persons in marketing our core business products. Our engineering department supports our marketing staff with respect to product pricing and technical demonstrations. In addition, we have sales consultants, agents and representatives in Europe, South America, and India who receive commissions for sales effected through them.

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

PRINCIPAL CUSTOMERS

     Generally, we complete few major transactions each year, each in an amount comprising approximately 10% of our revenues for such year. As a result, each year a significant portion of our revenues is derived from a small number of customers. The following table sets forth our principal customers in 2004 and 2005:

                                 2004     2005
                                 ----     ----

Smiths Electronic Systems         5%      21%
The Boeing Company               10%       3%
Israeli Ministry of Defense      19%      12%
Israel Aviation Industries        6%      14%
Portuguese Air Force             17%       -
U.S. Navy                        11%       -
Lockheed Martin                   5%      12%

     Although we are striving to increase the number of our customers, we anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers.

     Like many companies deriving a substantial portion of their revenues from government contracts, we are subject to business risks, including changes in governmental appropriations and changes in national defense policies and priorities. Although many of the programs in which we participate as a contractor or subcontractor may extend for several years, our business is dependent upon annual appropriations and funding of new and existing contracts. Most of the contracts are subject to termination for the convenience of the customer, pursuant to which the customer pays only for reimbursement of costs incurred and the applicable profit on work performed. The Israeli Government or any other government may discontinue funding the purchase of our products over the long term.

MARKETS

     We sell our products to various air forces and companies worldwide.

     The following table presents our revenues by geographical market for the periods indicated:


                      2003          2004         2005
                      ----          ----         ----

Israel                 26%          35%          41%
North America          42%          33%          38%
Others                  4%          10%          16%
Europe                 28%          21%           5%

COMPETITION

     The markets for our products are highly competitive. Our principal competitors in the avionics market are Harris, Rockwell Collins, Honeywell, Elbit Systems Ltd., IAI, R.S.L. Ltd., TEAC and Elisra Systems Ltd. We expect to continue to face competition from these and other competitors. Most of our competitors are larger, have greater resources including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

EXPORT POLICY

     Exports of military related products are subject to the military export policy of the State of Israel. Current Israeli Government policy encourages export to approved customers of military products similar to those manufactured by us, provided that such export does not run counter to Israeli policy or national security considerations. We must obtain a permit to initiate a sales proposal and ultimately an export license for the transaction is required. We may not obtain export permits or licenses in the future and the Israeli governmental policy with respect to military exports may be altered. However, to date we have not encountered any significant difficulties in obtaining necessary permits or licenses for sale of our products.

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

PROPRIETARY INFORMATION

     We hold a patent for our ACE(TM) system in both Israel and the United States, No. 5467274. In addition, in connection with the assets we acquired from Vectop Ltd. in February 2005, we have acquired the rights to the following patents and patent applications: Israeli patents No. 121042, No. 116131, No. 124816 and No. 1088253, U.S. patents No. 6,061,182, No. 5,742,434, No. 6,301,052 and No. 5,699,440, European patents (France England and Italy) No. 0777142 and No. 1088253, Indian patent application No. IN/PCT/200/00611 and Japanese patent application No. 329384/94.. Nevertheless, we generally do not consider patent protection significant to our current operations and rely upon a combination of security devices, copyrights, trademarks, trade secret laws and contractual restrictions to protect our rights in our products. Our policy is to require employees and consultants to execute confidentiality agreements upon the commencement of their relationships with us. These measures may not be adequate to protect our technology from third-party infringement, and our competitors might independently develop technologies that are substantially equivalent or superior to ours. Additionally, our products may be sold in foreign countries that provide less protection for intellectual property rights than that provided under U.S. or Israeli laws.

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

     We stress quality control in our product realization process. Commencing with customer requirements and expectations via raw material inspection through completion, specifications are repeatedly checked. We maintain a quality assurance team that participates in every stage of the design and manufacture of our products. Our quality management standards are certified by the Standards Institute of Israel, or SII, pursuant to ISO 9001 for hardware design and production and ISO 9000.3 for software, both since 1995. SII performs quality system audits twice a year and various customers perform audits four to six times a year. In April 2001, SII certified our environmental management system pursuant to ISO 14001. Our quality management system was revised to comply with ISO 9001:2000 in June 2003. During 2005 we were certified according to AS-9100, a quality management system for aerospace requirements.

     According to the standard warranty incorporated in most of our sales contracts, we warrant that our products will be free from defects in design, materials or workmanship, and guarantee repair or replacement of defective parts for a period of one to two years following delivery of a product to the customer. We also provide maintenance services to customers who sign maintenance contracts.

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

C.   ORGANIZATIONAL STRUCTURE

     We had one active subsidiary in 2005, Beijing Huarui Aircraft Components Maintenance and Services Co., an 80% owned subsidiary based in China that is engaged in aircraft repair services.

D.   PROPERTY, PLANTS AND EQUIPMENT

     We own a 30,000 square feet building in Beit-She'an, Israel. The building, which includes manufacturing facilities, warehouse space and a portion of our development facilities, is situated on land leased from the Israel Land Authority for a period of 49 years until 2034. The plant has sufficient capacity to meet our current requirements. If volume was to increase significantly, we believe that we will be able to increase the number of workers or shifts at the plant, or use more subcontractors.

     Our executive offices and research and development facilities are located in a 12,500 square foot office facility in Netanya, Israel. The lease for this facility expires in January 2008.

     Our Chinese subsidiary, CACS, conducts its business in an approximately 16,000 square foot facility in Beijing that includes offices and test and repair facilities. The land for this facility was leased by Beijing Tianzu Forestry Company or Tianzu, the minority shareholder in CACS, from the Chinese government for 30 years. Under a joint venture agreement, and in consideration for its equity investment in CACS, Tianzu granted CACS usage rights in the land, constructed the building and granted CACS the ownership of these building. We are currently in the process of completing the transfer of the title to the land and building. Although Tianzu is legally obligated to complete such transfer of title to the land and the building, such transfer may take additional time and may not be completed, and we may be required to initiate litigation in order to enforce our rights to receive title to the land and building.

     The aggregate annual rent for our offices in Israel and China was approximately $167,000 in 2005.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   OPERATING RESULTS

     THE FOLLOWING DISCUSSION OF OUR RESULTS OF OPERATIONS SHOULD BE READ TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES, WHICH APPEAR ELSEWHERE IN THIS ANNUAL REPORT. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT REFLECT OUR CURRENT PLANS, ESTIMATES AND BELIEFS AND INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS ANNUAL REPORT.

OVERVIEW

     We develop, manufacture and sell automated test equipment, avionics products and ground debriefing systems and provide manufacturing services for military and commercial use, mainly in Israel, the U.S. and Europe. We also provide test and repair services using our CATS(TM) testers and test program sets through our Chinese subsidiary.

GENERAL

     Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references in this annual report to "dollars" or "$" are to U.S. dollars and all references in this annual report to "NIS" are to New Israeli Shekels. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Financial Accounting Standards Board Statement No. 52. The majority of our sales are made outside Israel and a substantial part of them are in dollars. In addition, a substantial portion of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and our subsidiary operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period.

DISCUSSION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATIONS

     Our critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the notes to our consolidated financial statements. These policies have been consistently applied in all material respects. While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, we believe the estimates and judgments associated with the reported amounts are appropriate in the circumstances.

     The significant accounting policies listed in Note 2 of our consolidated financial statements that we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of our operations under generally accepted accounting principles are discussed below.

     INTANGIBLE ASSETS. Costs of producing our TPS software library, which can be integrated with our CATS test station, incurred subsequent to achieving technological feasibility, were capitalized, and are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the software. We assess the recoverability of these intangible assets at each balance sheet date by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software products sold. The use of different assumptions with respect to the expected cash flows from our assets and other economic variables may lead to different conclusions regarding the recoverability of our assets' carrying values and to the potential need to record an impairment loss for our intangible assets. An intangible assets related to customer relationships has been recorded as a result of our acquisition of certain assets and liabilities of Vectop in February 2005 and is being amortized using a straight line basis over the expected useful life of five years. For the year ended December 31, 2005, no impairment was required.

     IMPAIRMENT OF LONG-LIVED ASSETS. We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount the carrying value of the asset exceeds its fair value. Using different assumptions with respect to the recoverability of our long-lived assets, our determination may be different, which may negatively affect our financial position and results of operations. For the year ended December 31, 2005, no impairment was required.

     SHARE-BASED COMPENSATION. We account for employee share based compensation using the intrinsic value model. Accordingly, we measure compensation cost as the excess, if any, of the closing market price of our stock at the date of grant over the exercise price of the option granted. We recognize compensation cost for stock options, if any, ratably over the vesting period. We disclose pro forma data assuming we had accounted for employee stock option grants using the fair value-based method. We use the Black-Scholes option pricing model to value options and warrants granted to non-employees.

     REVENUE RECOGNITION. Our revenues mainly derived from sales of automated test equipment and avionics products and from long-term fixed price contracts for ATE, avionics and ground debriefing systems. In addition, we lease ATE and provide manufacturing, development and product support services. Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the collection of the fee is probable. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse.

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

     Revenues from certain arrangements may include multiple elements within a single contract. Our arrangements are accounted for as separate units of accounting when it is possible to determine objective and reliable evidence of fair value of the contract elements in order to separate the fees among the elements. Revenue is recognized when the element is delivered and all other criteria for revenue recognition are met.

     Revenues from software arrangements are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. Arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable. If the fee is considered not to be fixed or determinable, revenue is deferred and recognized when payments become due from the customer or are actually collected when collectability is not probable, providing that all other revenue recognition criteria have been met.

     PROVISION FOR LITIGATION. We have an outstanding balance of loans due to us from our former chief executive officer and a former officer. Both officers claim that they are not obliged to repay the loans. We are engaged in legal actions with our former officers concerning, among other things, the repayment of the loans. According to our legal consultants, we have a strong case with regard to our claims for repayment of the outstanding loans. We recorded a provision for the loans receivable in the amount that we believe is sufficient to reflect the recoverability of the asset, based on management's estimation. In addition, we have several additional legal proceedings outstanding. We have recorded provisions for litigation for claims that were estimable and for which there is a high probability that we will be held responsible based on our legal consultants' opinions and management's estimations. If our estimations are wrong, we may incur additional litigation expenses.

     FAIR VALUE OF WARRANTS. In July 2004, we consummated a private placement, whereby we issued 1,800,000 shares, an aggregate of $3 million principal amount of convertible notes and warrants (including additional investment rights) to purchase an aggregate of 2,037,500 ordinary shares to investors for a total consideration of $5.7 million, net of issuance expenses. The consideration was allocated based on the respective fair values of the ordinary shares, notes, warrants and additional investment rights. The fair value of the warrants and the additional investment rights was based on a valuation prepared by an independent, valuation expert using the Black-Scholes pricing model. The valuation result was judged to be reasonable by our management based on comparisons to benchmarks in similar circumstances.

SIGNIFICANT EXPENSES

     COST OF REVENUES. Cost of revenues consist primarily of manufacturing costs, depreciation of fixed assets, project development costs, impairment losses on long-lived assets, amortization of capitalized software, customer relationship assets and inventories write-downs.

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

     FINANCIAL INCOME (EXPENSES), NET. Financial expenses consist of interest and bank expenses, interest on convertible note, amortization expenses of discount on convertible note, deferred expenses and currency remeasurement losses. Financial income consists of interest on cash and cash equivalent balances, currency remeasurement gains and gain on restructuring of debt.

NEW UNITED STATES ACCOUNTING PRONOUNCEMENTS

     In December 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), "Share-Based Payment," or FAS 123R, which replaces FAS 123 and supersedes APB 25. FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based upon their fair values, beginning with the first interim or annual period after December 15, 2005, with early adoption encouraged. We expect to adopt FAS 123(R) in the first quarter of 2006, using the modified prospective method of adoption and do not expect that the adoption of SFAS 123(R) will have a material effect on the financial position or results of operations. Compensation cost is recognized beginning with the effective date
(a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

     In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment," or SAB 107. SAB 107 provides the SEC Staff's position regarding the application of Statement 123(R) and contains interpretive guidance related to the interaction between Statement 123(R) and certain SEC rules and regulations, and also provides the SEC Staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. We do not believe that the adoption of SAB 107 will have a material effect on our financial position, results of operations or cash flows.

     In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154, or SFAS 154, "Accounting Changes and Error Corrections," a replacement of APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

     In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4," or SFAS 151. SFAS 151 amends Accounting Research Bulletin, or ARB, No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The provisions of this Statement shall be applied prospectively. We do not believe that the adoption of this statement will have a material impact on our financial condition or results of operations.

YEAR ENDED DECEMBER 31, 2005 COMPARED WITH YEAR ENDED DECEMBER 31, 2004

     REVENUES. Our revenues decreased 5% to $13.4 million in 2005 from $14.1 million in 2004. The decrease in our revenues is primarily attributable to our being engaged in a higher proportion of development programs and a decrease in sales of off-the-shelf products. We expect that in 2006 our revenues will be primarily generated from sales of our new products and from the products acquired in our purchase of certain assets of Vectop.

     COST OF REVENUES. Cost of revenues increased 20% to $12.3 million in 2005 from $10.3 million in 2004. The increase is mainly due to the increased expenses attributable to development programs, which also have lower profit margins. In addition, 17% of such increase is due to a write-down of inventories. In 2006, we expect that our cost of revenues as a percentage of revenues will decrease.

     GROSS PROFIT. Our gross profit decreased 71% to approximately $1.1 million in 2005 from $3.9 million in 2004. Our profit margin decreased to 8% in 2005 from 27% in 2004. The decrease in gross margin is due to the mix between the traditional products that we sell and the lower margin of certain long-term fixed price contracts whereby new products are being developed together with our customers.

     RESEARCH AND DEVELOPMENT EXPENSES. In 2005 and 2004 we did not incur any research and development expenses. We made a strategic decision not to engage in internal research, and development activities, but entered into development projects through customers orders. In 2006, we expect that we will continue to enter into new development projects and develop products through customer orders, but will also initiate internally funded research.

     MARKETING, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing, selling, general and administrative expenses were approximately $2.9 million in both 2005 and in 2004. While we continue to implement our costs savings measures, we also continued to support our sales efforts in our current and new markets. We expect that marketing and selling expenses will increase in 2006.

     FINANCIAL INCOME (EXPENSES), NET. Our financial expenses, net, were $624,000 in 2005 compared to $248,000 in 2004. Our increased financial expenses in 2005 were attributable primarily to the interest payable on the $3 million of convertible notes issued in 2004 and to higher interest rates. Foreign currency exchange differences and amortization expenses on convertible notes and deferred charges also contributed to the increase of our financial expenses.

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

     MARKETING, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing, selling, general and administrative expenses increased 7% to $2.9 million in 2004 from $2.7 million in 2003. While we continued our cost savings measures in 2004, we increased our sales efforts in our existing and new markets, which resulted in increased marketing and selling expenses.

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

POLITICAL CONDITIONS

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

     Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. These developments have adversely affected the regional peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel's relationship with several Arab countries. In August 2005, Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank. In January 2006, Hamas won the elections in the Palestinian Authority and on March 28, 2006, elections to the Israeli parliament were held in Israel. The implications of these developments cannot at this time be foreseen. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

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

ECONOMIC CONDITIONS

In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Although economic activity in Israel has improved recently, our operations could be adversely affected if the economic conditions in Israel begin to deteriorate again.

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

CORPORATE TAX RATE

     Israeli companies are generally subject to income tax on their worldwide taxable income. The applicable rate for 2005 was 34%, which was reduced to 31% in 2006, and will be further reduced to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

     As of December 31, 2005, our net operating loss carry-forwards for Israeli tax purposes were approximately $46 million, including a carry forward capital loss amounting to approximately $3 million.

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

     The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for such devaluation:

                                                      ISRAELI INFLATION
YEAR ENDED    ISRAELI INFLATION   ISRAELI DEVALUATION   ADJUSTED FOR
DECEMBER 31,        RATE %               RATE %         DEVALUATION %
------------        ------               ------         -------------

  2001               1.4                  9.3              (7.8)
  2002               6.8                  7.3               0.7
  2003              (1.9)                (7.6)              6.1
  2004               1.2                 (1.6)              2.8
  2005               2.4                  6.8              (4.1)

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

     As a result of continuing losses during the period 1999 through 2002 that amounted to $58.5 million, we were forced to incur significant debt and issue equity securities. During the four years ended December 31, 2003, we relied predominantly on Mr. Howard P.L Yeung and our other principal shareholders, and to a lesser extent on new investors to provide us with working capital. During this period, they provided us with $13.1 million in equity capital, convertible debt and loans. In July 2004 we raised $5.88 million from institutional and accredited investors, and in April 2005 we raised additional $3 million from the same investors.

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

     On June 22, 2003, we signed a memorandum of agreement with our Banks, which agreement was approved by our shareholders at an extraordinary general meeting of shareholders that was held on July 22, 2003. Pursuant to an agreement that was finalized on September 24, 2003, we restructured $3,451,000 of our outstanding debt to the Banks. We repaid $1,100,000 on account of our debt to the Banks, and the Banks forgave $1,100,000 of debt and received warrants to purchase 3,781,995 of our ordinary shares, at an exercise price that is equal to the nominal (par) value of our shares, in lieu of $1,251,000 of our debt. The Banks also granted us an additional short-term line of credit of $500,000 to finance our cash flow requirements during 2003. As part of the agreement our controlling shareholder, Mr. Yeung, agreed to grant the Banks a put option allowing the Banks to require him to purchase the warrants granted to the Banks, for the consideration of $1,251,000, exercisable within a period of 45 days commencing on March 24, 2005 and the Banks granted Mr. Yeung a call option allowing him to require the Banks, during a period of 18 months, commencing as of September 24, 2003, and in the event that the Banks will not exercise their put option, during additional 90 days period commencing as of May 9, 2005, to sell him such warrants at a price that is not lower than $1,251,000 and not higher then $1,770,165, depending on the average closing price of our ordinary shares during the last 90 business days prior to such exercise. In May 2005, Mr. Yeung exercised his call option to purchase the warrants from the Banks and in October 2005, exercised these warrants. Upon such exercise, we issued Mr. Yeung 3,781,995 ordinary shares.

     We also agreed to grant the Banks warrants to purchase an additional 1,100,000 ordinary shares at an exercise price of $2.00 per share, exercisable for five years, commencing as of September 24, 2003.

     As of December 31, 2005, we were indebted to our Banks under a short-term loan of $700,000 and credit facilities of $177,000. in addition, our Banks provided $3.5 million of guarantees on behalf of our customers and suppliers in the ordinary course of business. The guarantees are secured by a first priority floating charge on all our assets and by a fixed charge on goodwill (intangible assets), unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of damage). Our agreements with the Banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business, from placing a lien on our assets without the Banks' consent and from declaring dividends to our shareholders. In addition, The Israeli Tax Authority has a first priority fixed charge on our fixed assets in the Beit-She'an facility. This charge will be released when the litigation between us and our former chief executive officer is resolved.

     On July 12, 2004 we entered into a stock purchase agreement with certain institutional investors, pursuant to which such investors purchased 1.8 million of our ordinary shares at a price of $1.60 per share, together with additional investment rights to purchase up to an aggregate of an additional 1.1 million ordinary shares at an exercise price of $2.10 per share, for a period of 24 months from August 11, 2004. In addition, we issued an aggregate of $3.0 million principal amount of convertible notes. The convertible notes will mature on July 12, 2007, bear interest at a rate of six month LIBOR plus 2.5% and are convertible at the investors' option at a conversion price of $2.10. The investors also received warrants exercisable for a period of five years beginning on January 12, 2005 to purchase up to an aggregate of 937,500 ordinary shares at an exercise price of $2.50 per share.

     On April 6, 2005 we entered into a stock purchase agreement with the same institutional investors, pursuant to which such investors purchased 965,934 of our ordinary shares. In addition we issued to these investors new warrants to purchase an additional 1,875,000 of our ordinary shares at a purchase price of $2.10 per share for a period of 24 months. As part of this transaction the investors exercised 909,066 additional investment rights that were issued to them in the July 12, 2004 transaction, for the purchase of 909,066 ordinary shares. As a result, we received proceeds of approximately $3,000,000.

     We had capital expenditures of $411,000 in 2005 and $349,000 in 2004. We currently do not have any significant capital spending or purchase commitments.

     Net cash used in operating activities was $5.1 million in 2005. This was attributable primarily to our loss of $2.3 million, an increase in trade receivables of $2.7 million, a net increase in costs and estimated earnings in excess of billings of $685,000, and a $568,000 decrease in deferred revenues; offset by $200,000 decrease in inventories, and depreciation and amortization of $1.4 million. Net cash generated from operating activities was $997,000 in 2004. This was attributable primarily to our net income of $822,000, depreciation and amortization of $1.07 million and a $295,000 increase in other payables and accrued expenses; offset by, a net increase in costs and estimated earnings in excess of billings of $2.0 million, $951,000 increase in inventories and a $574,000 decrease in deferred revenues.

     Net cash used in investing activities was approximately $750,000 in 2005 and $1.4 million in 2004. In 2005, we purchased the net assets of Vectop for $351,000 million and invested $411,000 in property and equipment. In 2004, we used $1.0 million as an investment in long-term restricted cash (restricted to secure bank guarantees issued to certain of our customers) and $349,000 for the purchase of property and equipment.

     Net cash provided by financing activities was $2.8 million in 2005. This amount was principally in respect of net proceeds of $2.8 million from issuance of shares and warrants and from the exercise of warrants. Net cash provided by financing activities was $3.4 million in 2004. This amount was principally provided by the proceeds of the private placement and the issuance of convertible notes in July 2004, in a total amount of $5.7 million, and was offset in part by the repayment of $ 2.3 million of short-term bank credits and loans with the proceeds of the private placement.

     As a result of the foregoing, at December 31, 2005, we had working capital of $3.6 million and cash and cash equivalents of $350,000 as compared to working capital of $2.3 million and cash and cash equivalents of $3.5 million at December 31, 2004.

     We expect to fund our short-term liquidity needs, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from our cash and cash equivalents, operating cash flow and our credit facilities. We believe that our current cash and cash equivalents, credit facilities and our expected cash flow from operations in 2006 will be sufficient to meet our cash requirements in 2006. However, we cannot assure that that such funds will be sufficient to finance our operations and that, in such event, our shareholders, other investors or the Banks will continue to provide us with funds when requested. The failure of our principal shareholders, other new investors or the banks, to provide us with the necessary financing may result in a significant scale back or elimination of some aspects of our operations.

     As of March, 31, 2006 there were 16, 670,779 warrants outstanding to purchase 16,670,779 of our ordinary shares. Of such warrants, 13,667,345 warrants have an exercise price of $2.00 per share, 2,065,934 warrants have an exercise price of $2.10 per share and 937,500 warrants have an exercise price of $2.50 per share. To the extent any warrants are exercised, the proceeds will be added to our working capital.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

RESEARCH AND DEVELOPMENT

     Our research and development investments focus on improvements to our existing products and the development of complementary products that would provide continued support for our current customers and would improve our capability to market our products to new customers.

     In the years ended December 31, 2003, 2004 and 2005, we didn't incur research and development costs. In 2003, we made a strategic decision not to engage in internal research and development activities, but rather to develop products through customer orders. In 2006, we expect that we will continue to enter into new development projects and develop products through customer orders, but will also initiate internally funded research.

     As of December 31, 2005, we employed 38 engineers in research and development, which spend most of their time on research and development activities generated through customer orders and an immaterial part of their time on internal research and development activities.

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

     Pursuant to applicable Israeli law, we are currently required to pay royalties at the rate of 3-5% of sales of products developed with certain grants received from the Chief Scientist, up to 100% of the amount of such grants, linked to the U.S. dollar. As of December 31, 2005, our total obligation for royalties payments, net of royalties paid or accrued is approximately $668,000.

     We are committed to pay royalties to the Israel - United States Binational Industrial Research and Development Foundation at the rate of 5% of the sales proceeds up to 150% of the research and development expenses financed by the foundation. Our total obligation for royalties, net of royalties paid or accrued, totaled approximately $2.1 million as of December 31, 2005.

D.   TREND INFORMATION

     After six years of losses, we succeeded in reducing our losses and returning to profitable operations in the years 2003 and 2004. In 2005, we reported a loss of $2.3 million. We cannot provide any assurances that we will be successful in meeting our targets in the future. As a result of the unpredictable business environment in which we operate, we are unable to provide any specific guidance as to sales and profitability trends.

     In 2005 our revenues decreased as a result of our engaging in a higher proportion of development programs and a decrease in sales of off-the-shelf products. We expect that in 2006 the proportion of sales of off-the-shelf products will increase. We believe that such change of product mix will result in an increase of our profits.

     Our future revenues will, in great measure, be dependent upon the success of our sales and marketing strategy. We are currently focusing our sales efforts on:

     o    Net Centric Digital Recorder (NCDR);

     o    Ground debriefing stations;

     o    Optronics; cameras for HUD and armored vehicles;

     o    Testing solutions

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

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2005 and the effect we expect them to have on our liquidity and cash flow in future periods.

    CONTRACTUAL OBLIGATIONS                                    PAYMENTS DUE BY PERIOD
------------------------------    ----------------------------------------------------------------------
                                                  Less than 1                                More than 5
                                    Total             year          1-3 Years     3-5 Years     years
                                  ----------       ----------       ----------    ----------  ----------
Long-term debt obligations        $3,260,000       $  700,000       $2,560,000             -           -
Operating lease obligations       $1,517,000       $  576,000       $  941,000             -           -
                                  ----------       ----------       ----------    ----------  ----------
Total                             $4,777,000       $1,276,000       $3,501,000             -           -


     In addition, we have long-term liabilities for severance pay that is calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. As of December 31, 2005 our severance pay liability was $2,009,000. .

     We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3 - "Key Information."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME                 AGE    POSITION
----                 ---    --------

Herzle Bodinger (1)   63    Chairman of the board and president
Adar Azancot          41    Chief executive officer
Elan Sigal            39    Chief financial officer
Zvi Alon              52    Vice president, business development and marketing
Dov Sella             51    Vice president and chief operating officer
Adrian Berg           58    Director
Roy Kui Chuen Chan    59    Director
Ben Zion Gruber       47    Director
Michael  Letchinger   50    Director
Hava Snir             63    Outside director
Zvi Tropp             65    Outside director

     Messrs. Chan and Gruber will serve as directors until our 2006 annual general meeting of shareholders. Messrs. Bodinger and Letchinger will serve as directors until our 2007 annual general meeting of shareholders. Mr. Berg will serve as a director until our 2008 annual general meeting of shareholders.

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

     ZVI TROPP has served as an outside director since December 2000. Recently, Mr. Tropp was elected as the chairman of RAFAEL, the Israeli weapon development agency. From November 2000 until April 2003, Mr. Tropp served as the chief executive officer of Enavis Networks Ltd, a wholly owned subsidiary of ECI Telecom Ltd. Since April 2003, Mr. Tropp has served as senior consultant with Zenovar Consultants Ltd. Zenovar an Israeli company providing consultancy services with respect to business organization, marketing and real estate. Mr. Tropp was vice president-finance and business development of Baltimore Spice Israel Ltd., an Israeli food additives manufacturer, from January 1994 until May 1998. Prior thereto, Mr. Tropp served in various positions in the private sector. Prior to joining the private sector, Mr. Tropp was a government employee for 20 years and held various positions with the Israeli Ministries of Defense and Agriculture, the last of which was as chief economic adviser to the Ministry of Defense. Mr. Tropp has lectured in Economics and Defense Economics at the Hebrew University, Tel Aviv University and Bar Ilan University. Mr. Tropp serves as a member of the board of directors of Ofek Trust Fund Ltd., an Israeli affiliate of Bank Leumi Le-Israel B.M., whose shares trade on the Tel Aviv Stock Exchange, of ELBIT Medical Imaging Ltd, whose shares are traded on NASDAQ, and of several Israeli private companies. Mr. Tropp holds a B.Sc. degree in Agriculture and an M.Sc. degree in Agricultural Economics, both from the Hebrew University.

B.   COMPENSATION

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2005.


                                                 Salaries, fees,            Pension, retirement
                                              commissions and bonuses      and similar benefits
                                              -----------------------      --------------------
All directors and executive officers
 as a group, consisting then of 11 persons           $808,750                   $215,530

     During the year ended December 31, 2005, we paid each of our outside directors a per meeting attendance fee of NIS 1,000
($217) plus an annual fee of NIS 18,000 ($3,910).

     As of December 31, 2005, our directors and executive officers as a group, consisting of eleven persons, held options to purchase an aggregate of 1,374,000 ordinary shares, at exercise prices ranging from $0.69 to $1.34 per share, vesting over three years. These options were issued under our 2003 Stock Option Plan and expire in 2013. In 2005, 144,000 options previously granted under our 1999 Stock Option Plan were cancelled and 53,333 options were forfeited.

C.   BOARD PRACTICES

INTRODUCTION

     According to the Israeli Companies Law and our Articles of Association, the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our chief executive officer and board of directors. Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable agreements.

ELECTION OF DIRECTORS

     Our articles of association provide for a board of directors consisting of no less than two and no more than eleven members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of seven directors.

     Pursuant to our articles of association, the board of directors is divided into three classes. Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office. The majority of directors may appoint additional directors to temporarily fill any vacancies in the board of directors; provided, however that the total number of directors will not exceed eleven, and that if the total number of directors decreases below six, the board of directors may call a general meeting of shareholders, so that following such meeting there will be at least six directors in office.

     Messrs. Chan and Gruber are Class A directors and will hold office until the Annual General Meeting of Shareholders to be held in 2006. Messrs. Bodinger and Letchinger are Class B directors and will hold office until the Annual General Meeting of Shareholders to be held in 2007. Mr. Berg is a Class C director and will hold office until the Annual General Meeting of Shareholders to be held in 2008.

     Ms. Snir and Mr. Tropp are outside directors and will hold office until our 2006 Annual General Meeting of shareholders. Under the Israeli Companies Law, their terms of service may not be renewed.

     We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors and instead follow Israeli law and practice. See below in this Item 6C. "Directors, Senior Management and Employees
- Board Practices - NASDAQ Marketplace Rules and Home Country Practices."

OUTSIDE AND INDEPENDENT DIRECTORS

     The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

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

     According to a March 2005 amendment to the Israeli Companies Law, effective as of January 2006, at least one of the outside directors must be an accounting and financial expert and the other outside directors must be professional experts, as such terms are defined by regulations promulgated under the Israeli Companies Law. This requirement does not apply to outside directors appointed prior to the March 2005 amendment.

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

     We do not follow the requirements of the NASDAQ Marketplace Rules the requirement to maintain a majority of independent directors within the meaning of the NASDAQ Marketplace Rules on our board and instead follow Israeli law and practice. See below in this Item 6C. "Directors, Senior Management and Employees
- Board Practices - NASDAQ Marketplace Rules and Home Country Practices." However, in accordance with the rules of the Securities and Exchange Commission, we have the mandated three independent directors, as defined by the Securities and Exchange Commission and NASDAQ Marketplace rules, on our audit committee. Our board of director has determined that Ms. Snir and Mr. Tropp both qualify as independent directors under the Securities and Exchange Commission and NASDAQ requirements and as outside directors under the Israeli Companies Law requirements. Our board of directors has further determined that Mr. Gruber qualifies as an independent director under the SEC and NASDAQ requirements.

     We do not follow the requirements of the NASDAQ Marketplace Rules with regard to regularly scheduled meetings of independent directors. Under Israeli law independent directors are not required to hold executive sessions. See below in this Item 6C. "Directors, Senior Management and Employees - Board Practices - NASDAQ Marketplace Rules and Home Country Practices."

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

     Our audit committee also has the responsibility of approving related-party transactions as required by law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

     Our audit committee is generally authorized to investigate any matter within the scope of its responsibilities and has the power to obtain from our internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

     Our member of our audit committee are currently Ms. Hava Snir and Messrs. Zvi Tropp and Ben Zion Gruber, each of whom satisfies the respective "independence" requirements of the SEC and NASDAQ. We also comply with Israeli law requirements for audit committee members. Our Board of Directors has determined that Mr. Tropp qualifies as a financial expert. The audit committee meets at least once each quarter.

     Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

OTHER COMMITTEES

     Our board of directors established a compensation committee composed of Mr. Zvi Tropp and Mr. Adrian Berg. The compensation committee is authorized to determine all compensations issues, especially to administer our option plans subject to general guidelines determined by our board of directors from time to time. The compensation committee will also make recommendation to our board of directors in connection with the terms of employment of our chief executive officer and president.

INTERNAL AUDIT

     The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. An internal audit must satisfy the Israeli Companies Law's independence requirements. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Our internal auditor complies with the requirements of the Israeli Companies Law.

EMPLOYMENT AGREEMENTS

     On May 1, 1997, we entered into an employment agreement with Mr. Herzle Bodinger who assumed the position of the general director of our international division. Mr. Bodinger was appointed our chief executive officer and president in June 1998. Nonetheless, his terms of employment have not changed. The agreement provides for a base salary and a package of benefits including options and warrants and contains certain non-competition and confidentiality provisions. The agreement does not provide for any benefits upon termination of employment, except for benefits to which Mr. Bodinger is entitled under Israeli law. Such benefits include severance payments equal to one month salary per each year of employment with us. Under the agreement, the term of Mr. Bodinger's employment will continue until such time as it is terminated by us, subject to providing Mr. Bodinger with a six-month's prior notice. Mr. Bodinger may terminate the agreement on a one-month's prior notice. As of October 24, 2001, Mr. Bodinger relinquished the chief executive officer position to Adar Azancot retaining the positions of president and chairman of our board of directors. We are currently negotiating a new employment agreement with Mr. Bodinger. As part of these negotiations, Mr. Bodinger agreed, effective as of September 2003, to reduce his monthly salary. Mr. Bodinger agreed to a further reduction in his salary as of February 1, 2004.

     On July 9, 2001, we entered into an employment agreement with Mr. Adar Azancot, our chief executive officer. The agreement provides for the same base salary and a package of customary benefits Mr. Azancot had as vice president of marketing and business development and contains certain non-competition and confidentiality provisions. In September 2002, our board of directors resolved to increase Mr. Azancot's base salary.

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

     The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which is defined as a shareholder who has the ability to direct the activities of a company, other than in circumstances where this power derives solely from the shareholder's position on the board of directors or any other position with the company, and includes a shareholder that holds 50% or more of the voting rights. The Israeli Companies Law also provides that some transactions between a public company and a controlling shareholder, or transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the board of directors and of shareholders. Moreover, an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest and a transaction with a controlling shareholder or his relative regarding terms of service and employment must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting (excluding the vote of abstaining shareholders). The transaction can be approved by shareholders without this one-third approval restraint, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

     However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

     In addition, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are for the benefit of the company. If the director or the office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders provided that certain criteria are met.

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

     The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (3) was from a shareholder holding more than a 45% interest in the company which resulted in the acquiror becoming a holder of more than a 45% interest in the company.

     If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

EXCULPATION, INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

     EXCULPATION OF OFFICE HOLDERS

     The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. However, a company may not in advance exculpate a director from his liability to the company with respect to a breach of his duty of care in the event of distributions.

     INSURANCE OF OFFICE HOLDERS

     The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract to insure office holders in respect of liabilities incurred by the office holder with a respect to an act performed in his or her capacity as an office holder, as a result of:

     o A breach of the office holder's duty of care to us or to another person;

     o A breach of the office holder's duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our company's interests; or

     o A financial liability imposed upon the office holder in favor of another person in respect of an act performed by him in his capacity as an office holder.

     o    INDEMNIFICATION OF OFFICE HOLDERS

     The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

     o A financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court;

     o Reasonable litigation expenses, including attorney's fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

     o Reasonable litigation expenses, including attorneys' fees, incurred by such office holder or which were imposed on him by a court, in proceedings we instituted against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder.

     In accordance with the Israeli Companies Law, a company's articles of association may permit the company to:

     o Prospectively undertake to indemnify an office holder, provided that the undertaking is limited to types of events, which, in the opinion of the company's board of directors, are, at the time of the undertaking, foreseeable due to the company's activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances; and

     o    Retroactively indemnify an office holder of our company.

     LIMITATIONS ON EXCULPATION, INSURANCE AND INDEMNIFICATION

     These provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify an office holder, nor exculpate an office holder, nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

     o A breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

     o A breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

     o Any act or omission done with the intent to unlawfully yield a personal benefit; or

     o    Any fine imposed on the office holder.

     Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if the office holder is a director, also by our shareholders.

     Our Articles of Association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law.

     Pursuant to the Israeli Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if such office holder is a director, also by our shareholders.

     We currently maintain a directors and officers liability insurance policy with a per claim and aggregate coverage limit of $5.0 million. However, at ane annual general meeting of our shareholders held on June, 2005, our shareholders approved an increase of the aggregate coverage limit to $10.0 million provided that the annual premium will not exceed $150,000.

NASDAQ MARKETPLACE RULES AND HOME COUNTRY PRACTICES

     Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350, without the need to seek individual exemptions from NASDAQ. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.

     On May 5, 2005, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. In addition, in accordance with the rules of the SEC, we have the mandated three independent directors, as defined by the SEC and NASDAQ rules, on our audit committee. See above in this Item 6C. "Directors, Senior Management and Employees - Board Practices - Independent and Outside Directors."

     On May and August 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350. We informed NASDAQ that we do not comply with the following requirements of Rule 4350, and instead follow Israeli law and practice in respect of such requirements:

     o The requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. In addition, in accordance with the rules of the SEC, we have the mandated three independent directors, as defined by the SEC and NASDAQ rules, on our audit committee. See above in this
          Item 6C. "Directors, Senior Management and Employees - Board Practices
          - Independent and Outside Directors.

     o The requirement that our independent directors will have regularly scheduled meetings at which only independent directors are present. Under Israeli law independent directors are not required to hold executive sessions.

     o The requirement regarding the directors nominations process. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders. See above in this Item 6C. "Directors, Senior Management and Employees - Board Practices - Election of Directors."

     o The requirement regarding compensation of officers. Instead, we follow Israeli law and practice. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require the approval of the board of directors if the transaction is not an "extraordinary transaction," unless a company's articles of association provide otherwise, and if such transaction is an "extraordinary transaction," it requires the approval of the audit committee and the board of directors, in that order. The compensation of office holders who are directors must be approved by our Audit Committee, Board of Directors and shareholders, in that order.

D.   EMPLOYEES

     On December 31, 2005, we employed 109 persons, of whom 38 were employed in research, development and engineering, 56 persons in manufacturing and logistics, 5 persons in sales and marketing, and 10 persons in administration and management and finance. All of our employees are located in Israel. In addition, CACS (our 80% owned subsidiary) employed 15 persons in China.

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

E.   SHARE OWNERSHIP

BENEFICIAL OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information as of March 28, 2006 regarding the beneficial ownership by each of our directors and executive officers:

                                            NUMBER OF ORDINARY
                                           SHARES BENEFICIALLY    PERCENTAGE OF
             NAME                                 OWNED (1)       OWNERSHIP (2)
             ----                                 ---------       -------------
Herzle Bodinger (3)                               300,000            1.1%
Adar Azancot (3) (4)                              300,000            1.1%
Elan Sigal (3) (5)                                 75,000              *
Zvi Alon (3) (6)                                  100,000              *
Dov Sella (3)                                     100,000              *
Adrian Berg (7) (8)                               256,600            1.0%
Roy Kui Chuen Chan (9) (10)                       176,600              *
Ben Zion Gruber (3)(11)                           254,082            1.0%
Michael Letchinger (12)                                --             --
Hava Snir (3)                                          --             --
Zvi Tropp (3)                                          --             --
All directors and executive officers as a
group (11) persons)(13)                         1,553,082            5.9%

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

(2) The percentages shown are based on 26,168,027 ordinary shares issued and outstanding as of March 28, 2006.

(3) The business addresses of Messrs. Bodinger, Azancot, Sigal, Alon, Sella, Gruber, Tropp and Ms. Snir is c/o RADA Electronic Industries Ltd., 7 Giborei Israel Street, Netanya, Israel.

(4) All such ordinary shares are subject to currently exercisable options granted under our stock option plans, 200,000 options at an exercise price of $0.69 per share and 100,000 options at an exercise price of $1.34 per share. The options expire in September 2013.

(5) All such ordinary shares are subject to currently exercisable options granted under our stock option plans, at an exercise price of $1.29 per share. The options expire in September 2013.

(6) All such ordinary shares are subject to currently exercisable options granted under our stock option plan at an exercise price of $0.69 per share. The options expire in September 2013.

(7) The business address of Mr. Berg is Alexander & Co., 17 St. Ann's Square, Manchester M2 7 PW, U.K.

(8) Includes 252,000 ordinary shares subject to currently exercisable options granted under our stock option plan at an exercise price of $1.34 per share. The options expire in September 2013.

(9) The business address of Mr. Chuen Chan is Gearhart Holdings (H.K.) Limited, 2202 Kodak House II, 39 Healthy Street, E. North Point, Hong Kong.

(10) Includes 172,000 ordinary shares subject to currently exercisable options granted under our stock option plan at an exercise price of $1.34 per share. The options expire in September 2013.

(11) Includes 204,082 ordinary shares issuable upon currently exercisable warrants at an exercise price of $2.00 per share that were issue in connection with the private placement of our shares in June 2002, and 50,000 ordinary shares subject to currently exercisable options granted under our stock option plans, at an exercise price of $1.34 per share. Such options expire in September 2013.

(12) The business address of Mr. Letchinger is 2709 Rittenhouse Street, Washington DC, 20015, USA.

(13) Includes 204,082 ordinary shares issuable upon the exercise of currently exercisable warrants, at an exercise price of $2 per share that were issued in connection with a private placement of our shares in June 2002. Such warrants expire on June 30, 2007.

STOCK OPTION PLANS

     1996 STOCK OPTION PLAN

     Our 1996 Stock Option Plan, or the 1996 Plan, authorizes the issuance of options to purchase an aggregate of 5,600 ordinary shares, to key employees and consultants, including officers and directors of our company and its subsidiaries, who, are in position to contribute significantly to our success, in the judgment of the board of directors or, if appointed in the future, a committee which will administer the 1996 Plan.

     Options granted under the 1996 Plan may be for a maximum term of ten years from the date of grant. The exercise price of an option granted to an employee may not be less than 60% of the fair market value of our ordinary shares on the date of grant of the option. The exercise price of an option to a non-employee director or consultant may not be less than 80% of the fair market value of our ordinary shares on the date of grant of the option. If any option expires without having been fully exercised, the shares with respect to which such option has not been exercised will be available for future grants.

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

     Our board of directors may, at its discretion, modify, revise or terminate the 1996 Plan at any time, except that the aggregate number of shares issuable pursuant to options may not be increased (except in the event of certain changes in our capital structure), the eligibility provisions and minimum option price may not be changed, or the permissible maximum term of options may not be increased without the consent of our shareholders.

     The 1996 Plan also contained provisions protecting optionees against dilution of the value of their options in the case of stock splits, stock dividends or other changes in our capital structure, in the event of any proposed reorganization or merger involving our company or in the event of any spin-off or distribution of assets to our shareholders.

     The board of directors or the committee will determine the number of shares covered by each option, and the formulation, within the limitations of the 1996 Plan, of the form of option

     As of March 28, 2006, options to purchase 4,400 ordinary shares had been granted to two employees and directors at an average exercise price of $3.84 per share. All of such options are currently exercisable. No options have been exercised to date.

     1999 STOCK OPTION PLAN

     Our 1999 Stock Option Plan, or the 1999 Plan, provides for the issuance of stock options to purchase an aggregate of 325,200 of our ordinary shares. Options under the 1999 Plan may be issued to key employees and consultants, including officers and directors of our company and its subsidiaries who, in the judgment of the board of directors or, if appointed in the future, a committee which will administer the 1999 Plan, are in a position to contribute significantly to our success. The terms of the 1999 Plan are substantially the same as those of the1996 Plan. As of March 28, 2006, options to purchase 279,000 ordinary shares had been granted to 39 employees at an average exercise price of $2.39 per share. Of such options, options to purchase 250,502 ordinary shares are currently exercisable.

     2003 STOCK OPTION PLAN

     Our 2003 Stock Option Plan, or the 2003 Plan, provides for the issuance of stock options to purchase an aggregate of 2,000,000 of our ordinary shares. Options under the 2003 Plan may be issued to employees including officers and directors of our company and its subsidiaries who, in the judgment of the board of directors based on the recommendation of our compensation committee, are in a position to contribute significantly to our success. The provisions of our 2003 Plan are designated to allow for the tax benefits promulgated under the Israeli Income Tax Ordinance [New Version]. Our board of directors has resolved that all options that will be granted to Israeli residents under the 2003 Plan will be taxable under the "capital gains path." Pursuant to this path the profit realized by the employee is taxed as a capital gain (25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted. If the shares are sold before the lapse of said 24 months period, the profit is re-characterized as ordinary income. The company is not allowed a corresponding salary expense, even in the event the profit is taxed as ordinary income. Otherwise, the terms of the 2003 Plan are substantially the same as those of the 1996 Plan. As of March 28, 2006 options to purchase 2,123,000 ordinary shares had been granted. Of such options, 136,003 options have been exercised and 178,497 have been cancelled or forfeited. Options to purchase 1,612,502 ordinary shares are currently exercisable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     Mr. Howard Yeung is the beneficial holder of 46% of our outstanding shares, and holds currently exercisable warrants to purchase an additional 8,265,306 of our ordinary shares. Accordingly, Mr. Howard Yeung may be deemed to control our company.

     The following table sets forth certain information as of March 28, 2006, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

                                       NUMBER OF
                                     ORDINARY SHARES     PERCENTAGE OF
NAME                              BENEFICIALLY OWNED(1)   OWNERSHIP(2)
----                              ---------------------   ------------

Howard P.L. Yeung (3)(4)(5)             20,407,861           59.3%
Kenneth Yeung (3)(6)                     1,350,086            5.2%
Iroquuois Capital LLP (7)(8)             1,488,047            5.4%
Smithfield  Fiduciary LLC (9)(10)        1,711,190            6.2%

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

(2) The percentages shown are based on 26,168,027 ordinary shares outstanding as of March 28, 2006.

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

(5) The address of Mr. Howard P.L. Yeung is 2202 Kodak Houge II, 39 Healthy Street, North Point, Hong Kong.

(6) The address of Mr. Kenneth Yeung is 2202 Kodak Houge II, 39 Healthy Street, North Point, Hong Kong.

(7) Includes 218,750 ordinary shares issuable upon currently exercisable warrants at an exercise price of $2.50 per share and 333,333 ordinary shares issuable upon currently exercisable convertible notes that were issued in connection with the private placement of our shares in July 2004. In addition, 630,259 ordinary shares issuable upon currently exercisable warrants at an exercise price of $2.10 per share that was issued in connection with the private placement of our shares in April 2005.

(8) The address of Iroquuois Capital LLP is 641 Lexington Ave., 26th Floor, New York, New York, 10022.

(9) Includes 400,000 ordinary shares issuable upon currently exercisable warrants at an exercise price of $2.50 per share and 609,524 ordinary shares issuable upon currently exercisable convertible notes that were issued in connection with the private placement of our shares in July 2004. In addition, 472,541 ordinary shares issuable upon currently exercisable warrants at an exercise price of $2.10 per share that was issued in connection with the private placement of our shares in April 2005.

(10) The address of Smithfield Fiduciary LLC is c/o Highbridge Capital Management LLC, 9 West 57th Street, 27th Floor, New York, New York 10019.

MAJOR SHAREHOLDERS VOTING RIGHTS

     Our major shareholders do not have different voting rights.

 RECORD HOLDERS

     Based on a review of the information provided to us by our transfer agent, as of March 27, 2006, there were 99 holders of record of our ordinary shares, of which 78 record holders holding approximately 22.47% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees

B.   RELATED PARTY TRANSACTIONS

     On April 23, 2002, we entered into a loan agreement with Mr. Yeung, according to which he provided us with a $550,000 loan facility. The purpose of the facility was to provide us with short term working capital. We utilized $350,000 of the facility between April to June 2002. The remainder of this facility was subsequently converted into our ordinary shares.

     On June 9, 2002, our shareholders approved the conversion of $1,350,000 of the principal amount of loans granted by Mr. Yeung, our controlling shareholders into 2,755,102 of our ordinary shares at a price of $0.49 per share, which is equal to 70% of the average closing price of our ordinary shares for the ten
(10) trading days prior to June 9, 2002. In addition, we agreed to issue to Mr. Yeung warrants to purchase 8,265,306 ordinary shares. Such warrants will be outstanding for five years and will be exercisable during the first 36 months at an exercise price of $2.00 per share, and during the subsequent 24 month period, at an exercise price which shall be equal to the higher of: (i) $2.00 per share or (ii) 50% of the average closing price of our ordinary shares during the ten
(10) trading days prior to the exercise date.

     We also agreed to provide Mr. Yeung with the right to cause us to file a registration statement with the SEC commencing one year after the issuance date, to register the resale of the ordinary shares issued and the ordinary shares issuable upon exercise of the warrants.

     On June 22, 2003 we signed a memorandum of agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., or the Banks, which agreement was approved by our shareholders at an extraordinary general meeting of shareholders that was held on July 22, 2003. Pursuant to the agreement that was finalized on September 24, 2003, we restructured $3,451,000 of our outstanding debt to the Banks. We repaid $1,100,000 on account of our debt the Banks, and the Banks forgave $1,100,000 of debt and received warrants to purchase 3,781,995 of our ordinary shares, at an exercise price that is equal to the nominal (par) value of our shares, in lieu of $1,251,000 of our debt. The Banks also agreed to grant us an additional short-term line of credit of $500,000 to finance our cash flow requirements during 2003. As part of the agreement, our controlling shareholder, Mr. Yeung, agreed to grant the Banks a put option allowing the Banks to require him to purchase the above warrants for the consideration of $1,251,000, exercisable within a period of 45 days commencing on March 24, 2005 and the Banks granted Mr. Yeung a call option allowing him to require the Banks, during a period of 18 months, commencing as of September 24, 2003, and in the event that the Banks do not exercise their put option, during an additional 90 day period commencing as of May 9, 2005, to sell him such warrants at a price that is not lower than $1,251,000 and not higher then $1,770,165, depending upon the average close price of our ordinary shares during the 90 business days prior to such exercise. We also granted the Banks warrants to purchase an additional 1,100,000 ordinary shares at an exercise price of $2.00 per share, exercisable for five years, commencing as of September 24, 2003. In May 2005, Mr. Yeung exercised his call option to purchase the warrants from the Banks and in October 2005 exercised these warrants. Upon such exercise, we issued Mr. Yeung 3,781,995 ordinary shares.

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

LEGAL PROCEEDINGS

     In December 1998, Mr. Haim Nissenson, our former president and chief executive officer, filed a complaint against us and Mr. Herzle Bodinger, our president, in the Regional Court for Labor Disputes of Tel Aviv (Case No. 3/4074/98 H. NISSENSON V. RADA ELECTRONIC INDUSTRIES LTD. AND OTHERS), seeking approximately NIS 2.0 million (approximately $440,000) for salary, vacation and severance payments and other benefits that he is allegedly entitled to pursuant to his retirement agreement with us. In addition, Mr. Nissenson is seeking a permanent injunction and a declarative relief, stating that a personal loan that was provided to him by us had been forgiven. Mr. Nissenson is also asserting that Mr. Bodinger caused the breach of the retirement agreement. In response, we filed a statement of defense claiming, among other things, that (i) the retirement agreement is not valid since it was not approved pursuant to the requirements of the applicable law; (ii) Mr. Nissenson was responsible for our company's precarious financial condition at the time he resigned and for the concealment of these facts from our board of directors and our investors; (iii) during the board of directors meeting in which such agreement was discussed and approved, Mr. Nissenson misrepresented our financial and economic condition and the nature and origins of his debt to us; and (iv) by breaching his fiduciary duties Mr. Nissenson caused us damages in amounts that exceed the amount of the complaint, which damages should be offset from any amounts awarded in favor of Mr. Nissenson, if any. In addition, we asserted that in accordance to a certificate dated March 23, 1992, Mr. Nissenson assigned all his rights to receive employment related benefits other than salaries, including severance and vacation payments up to the above certificate date. The hearing of this claim was combined with the hearing of our claim for repayment of the loan granted to Mr. Nissenson, as detailed below. After completion of the testimony of Mr. Nissenson's witnesses, the court is currently hearing the testimony of our witnesses. Our management believes that this claim will not have a material adverse effect on our financial condition or results of operations. In addition, the income tax authorities have demanded that we commence payment of the salary tax due in respect of the retirement arrangements of Mr. Nissenson which are the subject matter of this litigation. An agreement was reached with the tax authority whereby the tax liability shall be discharged over several years and that in the event that Mr. Nissenson's claim shall be dismissed, the tax payment shall be recovered.

     In September 1999, we filed a suit in the District Court of Tel-Aviv against Messrs. Haim Nissenson and Eles Dubronsky, a former board member, (Civil File 2514/99 RADA ELECTRONIC INDUSTRIES LTD. V. H. NISSENSON AND OTHERS) seeking damages in the amount of $1.4 million. In the complaint, we alleged that Messrs. Nissenson and Dubronsky: (i) represented to our board of directors inaccurate and incomplete information, and (ii) failed to disclose, during the course of our board's deliberations to acquire Jetborne International, Ltd., their personal interest in Jetborne International and Mr. Nissenson's involvement in a previous attempt to gain control of Jetborne International several years earlier. We alleged that our board of directors approved the acquisition based on such inaccurate and incomplete information and that the acquisition caused severe losses. We further alleged that in their conduct Messrs. Nissenson and Dubronsky breached their fiduciary duty owed to us and to our shareholders while acting as an executive and members of our board of directors. Our motion to attach the funds deposited by Mr. Nissenson in his pension funds was denied by the Court in May 2000. The suit is currently in its preliminary stages, and efforts are being made to commence a mediation process in respect thereof.

     In January 2000, Vertical Integration Limited filed a claim against us with the District Court of Tel Aviv (Case No. 1120/00 VERTICAL INTEGRATION LIMITED V. RADA ELECTRONIC INDUSTRIES LTD) for the amount of $250,000. It is alleged that at the beginning of 1997, they entered into an agreement with us, whereby they were entitled to remuneration in the event that they found an investor for our company. It is further alleged that they had initiated the negotiations that took place during 1997 and 1998 between us and Boeing Corporation, and that the Cooperation Agreement, which was entered into with Boeing Corporation in 1999, was a result of their efforts and that they are entitled to a commission. The claim was vigorously defended and the case is in its final stages pending judgment to be delivered by the court. We believe that there will be no material exposure or adverse effect on our financial condition as a result of this suit.

     In August 2000, we filed a claim against Mr. Haim Nissenson in the Regional Court for Labor Disputes in Tel Aviv (Case No. 7049/00 RADA ELECTRONIC INDUSTRIES LTD. V. NISSENSON.) for the amount of NIS 2.0 million (approximately $440,000) for the repayment of the loan granted by us to Mr. Nissenson that allegedly was forgiven by us in Mr. Nissenson's retirement agreement, as mentioned above. The hearings of both Mr. Nissenson's and our claims in the Regional Court for Labor Disputes were joined and the court is currently hearing the testimony of our witnesses.

     In October 2000, Mr. Guy Nissenson, the son of Mr. Haim Nissenson, filed a complaint in the District Court of Tel-Aviv against Mr. Bodinger (Civil Case 2733/99 G. NISSENSON V. H. BODINGER), alleging that Mr. Bodinger made defamatory comments regarding him during a board meeting. The complaint seeks damages in the amount of NIS 1.1 million (approximately $250,000). On June 2004, the District Court completely denied the claim and compelled the plaintiff to pay litigation costs in the amount of NIS 50,000. The plaintiff appealed the judgment to the Israeli Supreme Court and the appeal is pending.

     In January 2001, we filed a suit against our former controller, Mr. Mordechai Perera in the Regional Court for Labor Disputes in Tel Aviv (Case No. 1672/01 RADA ELECTRONIC INDUSTRIES LTD. V. PERERA) in the amount of approximately $260,000 for the repayment of a loan provided to him. While Mr. Perera does not deny that he received such amount, he claims that it was promised to him on account of his compensation and was registered as a loan in the books of our company for tax purposes. He further claims that Mr. Nissenson orally promised him that such loan would be forgiven. In March 2001, Mr. Perera filed a counter claim in the amount of approximately $520,000 for various payments to which he is allegedly entitled in connection with his employment and termination thereof by us, including bonus, severance payments, vacation redemption and overtime payments. The hearing of the cases was completed and the parties are now preparing written summations.

     In February 2001, we filed a suit against Mr. Dubronsky, in the District Court of Tel Aviv (Civil Case 1158/01 RADA ELECTRONIC INDUSTRIES LTD. V. E. DUBRONSKY) seeking approximately $250,000. We maintain that Mr. Dubronsky is personally responsible for drafting and executing Mr. Nissenson's retirement agreement and that in such capacity he breached his fiduciary duties to our company and should the Labor Court decide that the retirement agreement is valid and enforceable against us, Mr. Dubronsky has to indemnify us for all the damages caused to us as a result of such Court decision. The District Court has issued a stay of the proceedings pending resolution of the Labor Court proceedings detailed above. In the event that a mediation process takes place, as mentioned above, this claim will also be included in it.

     In May 2001, Mr. Haim Nissenson filed a suit against us in the District Court of Tel Aviv (Civil Case 1715/01 H. NISSENSON V. RADA ELECTRONIC INDUSTRIES LTD.) for damages allegedly suffered by him as a result the cancellation of an attachment imposed by us on his pension funds in connection with the previously mentioned Jetborne International litigation. The claim is for NIS 1.0 million (approximately $220,000). In response, we filed a statement of defense denying all of Mr. Nissenson's allegations. In the event that a mediation process takes place, as mentioned above, this claim will also be included in it.

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

     In June 2001, we filed a counter claim against Mr. Haim Nissenson, his wife and another former director for damages caused us as a result of transfers of funds to third parties that were made in breach of fiduciary duties owed to us by Mr. Nissenson and the other former director. In addition, we are seeking a declaratory judgment stating that Mrs. Nissenson is liable to us for the repayment of the loan provided to Mr. Nissenson, jointly with Mr. Nissenson. We are also seeking a declaration that the transfer of the title to Mr. Nissenson's house and another apartment to his wife without consideration in the beginning of 1997 are void and were made to avoid the repayment of outstanding loans to us. In the event that a mediation process takes place, as mentioned above, this claim will also be included in it.

     In August 2004, Mr. Nissenson filed a suit against us, and our office holders, Messers. Bodinger, Azancot, Agmon, Tropp, Sigal and Ms. Snir and against our former chief financial officer, Mr. Ronen Stein, in the District Court of Tel Aviv (Civil Case 56365/04 NISSENSON V. RADA ELECTRONIC INDUSTRIES LTD. AND OTHERS), seeking damages in the amount of NIS 1.0 million (approximately $220,000) and alleging that the description of the claim filed against him and another former director in connection with the acquisition of our formerly owned subsidiary Jetborne International, Ltd. included in our annual reports on Form 20-F and certain press releases contains defamatory allegations with respect to Mr. Nissenson. We believe that we and our officers have valid defenses against these claims. According to Israeli law, the usual award in defamatory claims is low and does not exceed NIS 500,000 (approximately $110,000).

     In June 2005, Mr. Nissenson filed a suit in the District Court of Tel Aviv against our chairman, Mr. Bodinger (Civil Case No. 1845/05 H. NISSENSON V. H. BODINGER) seeking damages in an amount of NIS 2.6 million (approximately $565,000 ). In the complaint, which was filed with the court one day before the expiration of the statute of limitations , Mr. Nissenson alleged that Mr. Bodinger committed fraud against him and negligent misrepresentation towards him, as a result of which he was compelled at the time (June 1998), to retire from his position as the chief executive officer of our company. Mr. Nissenson further alleged that Mr. Bodinger represented to our board of directors that Boeing Corporation would not invest in our company unless Mr. Nissenson retired from his position as the chief executive officer. It is further alleged that as a result, Mr. Nissenson retired from his position, losing income equal to the claimed amount of NIS 2.6 million. In response, we filed a statement of defense, claiming among other things, that no representation whatsoever was made by Mr. Bodinger to the board of directors and that Mr. Nissenson was fully aware, at all times, of all the relevant information regarding the possibility of the investment by Boeing Corporation. We further asserted that the allegation raised by Mr. Nissenson in this claim is inconsistent with his allegation in his claim against us in the Regional Court for Labor Dispute (Case No. 3/4074/98) and that there is no sufficient legal basis for his claim. Our management believes that this claim (in respect of which Mr. Bodinger is entitled to indemnity from us), does not carry any material exposure or adverse effect on our financial condition. In the event that a mediation process takes place, as mentioned above, this claim will also be included in it.

     From time to time we are involved in legal proceedings arising from the operation of our business. Based on the advice of our legal counsel, management believes such other current proceedings will not have a material adverse effect on our financial position or results of operations.

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

B.   SIGNIFICANT CHANGES

     Since the date of the annual consolidated financial statements included in this annual report, no significant changes have occurred.

ITEM 9. THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

     ANNUAL STOCK INFORMATION

     The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National Market or the NASDAQ Capital Market:

YEAR           HIGH           LOW
----           ----           ---
2001          $2.58          $1.48
2002           1.80           0.54
2003           2.37           0.41
2004           3.44           1.14
2005           1.88           1.06

QUARTERLY STOCK INFORMATION

     The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

2004                     HIGH           LOW
----                     ----           ---
First Quarter           $1.99          $1.44
Second Quarter           3.44           1.41
Third Quarter            2.32           1.14
Fourth Quarter           1.64           1.16

2005                     HIGH            LOW
----                     ----            ---
First Quarter           $1.88          $1.46
Second Quarter           1.74           1.29
Third Quarter            1.52           1.25
Fourth Quarter           1.33           1.06


MONTHLY STOCK INFORMATION

     The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital
Market:

2005                                        HIGH               LOW
----                                        ----               ---
October                                    $1.33             $1.18
November                                    1.23              1.13
December                                    1.19              1.06

2006
----
January                                     1.29              1.08
February                                    1.14              1.00
March [through March 28, 2006]              1.16              0.90


B.   PLAN OF DISTRIBUTION

     Not applicable.

C.   MARKETS

     Our ordinary shares traded on the NASDAQ National Market under the symbol "RADIF" from 1985 until June 10, 2002 when the listing of our ordinary shares was transferred to the NASDAQ Capital Market. On December 13, 2005, we changed our symbol to "RADI"

D.   SELLING SHAREHOLDERS

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

     On February 1, 2000, the Israeli Companies Law came into effect and superseded most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983, except for certain provisions which relate to liens, bankruptcy, dissolution and liquidation of companies. Under the Israeli Companies Law, as recently amended, various provisions, some of which are detailed below, overrule the current provisions of our articles of association.

     THE POWERS OF THE DIRECTORS

     Under the provisions of the Israeli Companies Law, or and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See "Item 6A. Directors, Senior Management and Employees - Approval of Related Party Transactions Under Israeli Law."

     The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

     Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own shares in our company in order to qualify to serve as directors.

     RIGHTS ATTACHED TO SHARES

     Our authorized share capital consists of 47,500,000 ordinary shares of a nominal value of NIS 0.005 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

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

     LIABILITY TO CAPITAL CALLS BY THE COMPANY. Under our memorandum of association and the Israeli Companies Law, the liability of our shareholders is limited to the par value of the shares held by them.

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

     PROVISIONS RESTRICTING CHANGE IN CONTROL OF OUR COMPANY

     The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such board's confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Generally, under the Israeli Companies Law, our articles of association are deemed to include a requirement that such merger be approved by an extraordinary resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder. See also "Item 6A. Directors, Senior Management and Employees - Directors and Senior Management
- Approval of Related Party Transactions Under Israeli Law."

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

E.   TAXATION

     The following is a discussion of Israeli and United States tax consequences material to us and our shareholders. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

     HOLDERS OF OUR ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES, ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

ISRAELI TAX CONSIDERATIONS

     The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli tax consequences to purchasers of our ordinary shares and Israeli government programs benefiting us. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law.

     GENERAL CORPORATE TAX RATE

     Israeli companies are subject to income tax on their worldwide income. The applicable rate for 2005 was 34%. The rate was reduced to 31% in 2006, and will be further reduced to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

     LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

     Under the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, Industrial Companies are entitled to certain corporate tax benefits, including, among others:

     o Deduction, under certain conditions, of purchases of know-how and patents over an eight-year period for tax purposes;

     o Right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies;

     o    Accelerated depreciation rates on equipment and buildings; and

     o Deductions over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv stock exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel.

     Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an "Industrial Company" is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise owned by an Industrial Company, whose major activity in a given tax year is industrial production activity.

     We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

     LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND DEVELOPMENT, 1984

     The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder, commonly referred to as the Research Law. Grants received under such programs are repaid through a mandatory royalty based on revenues from products incorporating know-how developed with the grants. This government support is conditioned upon the ability of the participant to comply with certain applicable requirements and conditions specified in the Office of the Chief Scientist's programs and with the provisions of the Research Law.

     Under the Research Law, research and development programs which meet specified criteria and are approved by a research committee of the Office of the Chief Scientist are eligible for grants of up to 50% of certain of the project's approved expenditure, as determined by the research committee.

     In exchange, the recipient of such grants is required to pay the Office of the Chief Scientist royalties from the revenues derived from products incorporating technology developed within the framework of the approved research and development program or derived from such program (including ancillary services in connection with such program), usually up to100% of the U.S. dollar-linked value of the total grants received in respect of such program, plus LIBOR interest.

     The terms of the Israeli Government participation generally requires that the products developed with such grants be manufactured in Israel. However, under regulations promulgated under the Research Law, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside Israel, provided that the grant recipient pays royalties at an increased rate. The Research Law also allows for the approval of grants in cases in which the applicant declares that part or all of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that this is essential for the execution of the program. The Research Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the prior approval of the research committee. The Research Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel. No approval is required for the sale or export of any products resulting from such research and development.

     However, in June 2005, an amendment to the Research Law became effective, which amendment was intended to make the Research Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of Office of the Chief Scientist-funded know-how outside of Israel. The amendment permits the Office of the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of demanding the recipient to pay increased royalties as described above. The amendment further permits, under certain circumstances and subject to the Office of the Chief Scientist's prior approval, the transfer outside Israel of know-how that has been funded by Office of the Chief Scientist, generally in the following cases: (a) the grant recipient pays to the Office of the Chief Scientist a portion of the consideration paid for such funded know-how (according to certain formulas), (b) the grant recipient receives know-how from a third party in exchange for its funded know-how, or (c) such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities.

     The Research Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. "Means of control" refers to voting rights or the right to appoint directors or the chief executive officer. An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research Law. Additionally, procedures regulated under the Research Law require the grant recipient to obtain the approval of the Office of the Chief Scientist prior to a change in the holdings of the recipient or change in the holdings of the means of control of the recipient if the recipient's shares are being issued to a non-Israeli person or entity and require the new non-Israeli party to undertake to the Office of the Chief Scientist to comply with the Research Law.

     The funds available for grants from the Office of the Chief Scientist were reduced in 1998, however the Israeli authorities have indicated in the past that the government may increase grants from the Office of the Chief Scientist in the future.

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

     TAXATION UNDER INFLATIONARY CONDITIONS

     The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be summarized as follows:

     o There is a special tax adjustment for the preservation of equity whereby some corporate assets are classified broadly into fixed assets and non-fixed assets. Where a company's equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

     o Subject to specific limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

     CAPITAL GAINS TAX ON SALES OF OUR ORDINARY SHARES

     As of January 1, 2003, when the recent Israeli tax reform came into effect, individuals and companies on which the provisions of the income tax law (Inflationary Adjustments), 1985 are not imposed, are subject to a 15% tax rate on the real capital gains derived on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel. This will be the case so long as our securities remain listed on NASDAQ or traded on a stock exchange in Israel or another country.

     Under a recent amendment to the income tax ordinance, effective as of January 1, 2003 and with respect to sales of shares on or after January 1 2006, individuals are subject to a 20% tax rate on the real capital gains derived on or after January 1, 2003 from the sale of shares. Substantial individual shareholders (who are defined as shareholders of 10% or more of the shares of the company on the date of the sale of the shares or any date during the 12 months before the sale of the shares) are subject to a 25% tax rate on the real capital gains derived on or after January 1, 2003 from the sale of shares. Companies on which the provisions of the income tax law (Inflationary Adjustments), 1985 were not imposed before January 1, 2006 are subject to 25% tax rate on real capital gains derived on or after January 1, 2003 from the sale of the shares. Notwithstanding the above, companies on which the provisions of the income tax law (Inflationary Adjustments), 1985 were imposed before January 1, 2006 are subject to regular corporate tax rate on real capital gains derived on the sale of the shares.

     Under income tax regulations Non-Israeli residents, who sell shares of an Israeli company publicly traded on a recognized stock exchange outside of Israel, will be exempt from tax subject to the satisfaction of all following conditions:

     o The capital gain is not attributable to a permanent establishment in Israel

     o The shares were purchased after the first initial public offering on the recognized stock exchange outside of Israel

     Pursuant to the convention between the governments of the United States of America and Israel with respect to taxes on income, as amended, referred to as the Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the Treaty and who is entitled to claim the benefits afforded to such person by the Treaty generally will not be subject to the Israeli capital gains tax unless such U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to particular conditions. A sale, exchange or disposition of ordinary shares by such a U.S. resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under such U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. laws applicable to foreign tax credits. The Treaty does not relate to U.S. state or local taxes.

     TAXATION OF NON-RESIDENT HOLDERS OF SHARES

     Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends after January 1 2006 other than bonus shares or stock dividends, income tax at the rate of 20% will be withheld on dividends distributed to Israeli individual shareholders or to a Non-resident.

     The foregoing tax rates are withheld at source, unless a different rate is provided by a treaty between Israel and the shareholder's country of residence. (For instance under the provisions of the treaty between Israel and the United States 12.5% tax rate is imposed on dividends not generated by an approved enterprise if the non-resident is a U.S. corporation that holds 10% of a company's voting power, and 15% on dividends generated by an approved enterprise. In addition under the Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident within the meaning of the Treaty will be 25%).

     FOREIGN EXCHANGE REGULATIONS

     Dividends (if any) paid to the holders of our ordinary shares, and any amounts payable with respect to our ordinary shares upon dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely reparable U.S. dollars at the rate of exchange prevailing at the time of conversion, however, Israeli income tax is required to have been paid or withheld on these amounts.

     STAMP DUTY

     Under the Stamp Tax on Documents Law, certain documents are subject to stamp tax. Promulgated regulations provide for a gradual phase-out of the stamp tax by 2008. A new regulation abolished the Stamp Tax for documents signed after January 1, 2006. We may be liable to pay stamp tax with respect to documents that were signed in the period beginning June 1, 2003 and ending on December 31, 2005. Based on a legal advice received by us, our management believes that the potential costs arising from this matter are not material.

     TAX REFORM

     On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 5762-2002, known as the Tax Reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002.

     The tax reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

     o Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. With respect to assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

     o Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

     o Introduction of controlled foreign corporation, or CFC, rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly of indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

     o Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains Tax on Sales of Our Ordinary Shares" above; and

     o Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

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

     If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

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

     TAXATION OF DIVIDENDS

     Subject to the discussion below under "Passive Foreign Investment Companies," the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See "-Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

     Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or, in the case of certain U.S. Holders, financial services income for United States foreign tax credit purposes. U.S. Holders should note that recently enacted legislation eliminates the "financial services income" category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to "passive category income" and "general category income." Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion below. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

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

     If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund" (a "QEF election") or to "mark-to-market" your ordinary shares, as described below:

     o you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

     o the amount allocated to each year during which we are considered a PFIC and subsequent years, other than the year of the dividend payment or disposition, would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

     o the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

     o you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

     Alternatively, if the ordinary shares are considered "marketable stock" and if you elect to "mark-to-market" your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer a PFIC, will be capital gain or loss.

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

     This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website WWW.RADA.COM. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-30198.

     The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at 7 Giborei Israel Street, Netanya 42504, Israel.

I.   SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

INTEREST RATE RISK

     We currently do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk. We pay interest on our credit facilities, convertible notes and short-term loans based on Libor, for dollar-denominated loans, and Israeli prime or adjustment differences to the Israeli consumer price index, for some of our NIS-denominated loans. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities. However, we expect our exposure to market risk from changes in interest rates to be minimal and not material. Therefore, no quantitative tabular disclosures are required.

     A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the U.S. dollar). As of December 31, 2005, we had liabilities payable in NIS which are not linked to the U.S. dollar in the amount of $2.1 million and cash and receivables in the amount of $2.0 million denominated in NIS. Accordingly, an increase of 1% of the NIS against the dollar would increase our financing expenses by approximately $1,000. A devaluation of 1% of the NIS against the dollar would decrease our financing expenses by the same amount. Neither a ten percent increase nor decrease in current exchange rates would have a material affect on our consolidated financial statements. However, the amount of liabilities payable and/or cash and receivables in NIS is likely to change from time to time.

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

ITEM 16. RESERVED.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Mr. Zvi Tropp, one of our outside directors, qualifies as an independent director as this term is defined in NASDAQ's Market Rule 4200, and meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

     For a brief listing of Mr. Tropp's relevant experience, see Item 6.A. "Directors, Senior Management and Employees -- Directors and Senior Management."

ITEM 16B. CODE OF ETHICS

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

FEES PAID TO INDEPENDENT PUBLIC ACCOUNTANTS

     The following table sets forth, for each of the years indicated, the fees paid to our principal independent registered public accounting firm. All of such fees were pre-approved by our Audit Committee.

                           YEAR ENDED DECEMBER 31,
                           ------------------------
                            2004             2005
                           -------          -------
SERVICES RENDERED           FEES             FEES
-----------------          -------          -------

Audit (1)                  $66,000          $77,500
Audit-related (2)                -          $ 7,500
Tax                              -                -
Other                            -                -
                           -------          -------
Total                      $66,000          $85,000
                           =======          =======

----------

     (1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent registered public accounting firm can reasonably provide, such as services preformed in connection with documents filed with the SEC.

     (2) Audit related fees consist of fees for assurance and related services by the independent registered public accounting firm that are reasonably related to the performance of the audit or review of the registrant financial statements.

PRE-APPROVAL POLICIES AND PROCEDURES

     Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered accounting firm, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

     Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

ISSUER PURCHASE OF EQUITY SECURITIES

     Neither we, nor any "affiliated purchaser" of our company, has purchased any of our securities during 2005.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS


CONSOLIDATED FINANCIAL STATEMENTS

Index To Financial Statements                                    F-1

Report of Independent Registered Public Accounting Firm          F-2

Consolidated Balance Sheets                                      F-3

Consolidated Statements of Operations                            F-4

Statements of Changes in Shareholders' Equity                    F-5

Consolidated Statements of Cash Flows                            F-7

Notes to Consolidated Financial Statements                       F-8

ITEM 19. EXHIBITS

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

                             AS OF DECEMBER 31, 2005

                            U.S. DOLLARS IN THOUSANDS

                                      INDEX

                                                                PAGE
                                                             ----------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM         F-2

CONSOLIDATED BALANCE SHEETS                                     F-3

CONSOLIDATED STATEMENTS OF OPERATIONS                           F-4

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY      F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS                        F-6 - F-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                   F-8 - F-33

[ERNST & YOUNG LOGO]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

               RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

     We have audited the accompanying consolidated balance sheets of Rada Electronic Industries Ltd. ("the Company") and its subsidiary as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.



                                              /S/ Kost Forer Gabbay and Kasierer
Tel-Aviv, Israel                              KOST FORER GABBAY & KASIERER
March 30, 2006                                  A Member of Ernst & Young Global

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                        DECEMBER 31,
                                                                                    --------------------
                                                                               NOTE   2005        2004
                                                                               ---  --------    --------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                         $    350    $  3,464
  Restricted cash                                                                      1,017           -
  Trade receivables (net of allowance for doubtful accounts of $ 6
   and $ 221 at December 31, 2005 and 2004, respectively)                              4,920       1,643
  Other accounts receivable and prepaid expenses                                         156         208
  Costs and estimated earnings in excess of billings on uncompleted
  contracts                                                                     3      1,396       1,385
  Inventories                                                                   4      1,942       1,824
                                                                                    --------    --------

TOTAL current assets                                                                   9,781       8,524
                                                                                    --------    --------

LONG-TERM RECEIVABLES AND DEPOSITS:
  Long-term receivables                                                         5        983         988
  Long-term restricted cash                                                                -       1,002
  Leasing deposits                                                                        72          94
  Severance pay fund                                                                   1,614       1,638
                                                                                    --------    --------

TOTAL long-term receivables and deposits                                               2,669       3,722
                                                                                    --------    --------

PROPERTY, PLANT AND EQUIPMENT, NET                                              6      3,931       4,283
                                                                                    --------    --------

OTHER ASSETS:
  Intangible assets, net                                                        7      2,469       1,709
  Deferred charges, net                                                                   40          59
                                                                                    --------    --------

TOTAL other assets                                                                     2,509       1,768
                                                                                    --------    --------

TOTAL assets                                                                        $ 18,890    $ 18,297
                                                                                    ========    ========

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit and  loans                                             8   $    877    $     14
  Trade payables                                                                       1,671       1,080
  Other accounts payable and accrued expenses                                   9      3,217       3,612
  Deferred revenues                                                                       50         488
  Billings in excess of costs and estimated earnings on uncompleted
    contracts                                                                   3        391       1,065
                                                                                    --------    --------

TOTAL current liabilities                                                              6,206       6,259
                                                                                    --------    --------

LONG-TERM LIABILITIES:
  Convertible note                                                             11      2,560       2,346
  Accrued severance pay                                                                2,009       2,063
                                                                                    --------    --------

TOTAL long-term liabilities                                                            4,569       4,409
                                                                                    --------    --------

COMMITMENTS AND CONTINGENT LIABILITIES                                         10

MINORITY INTERESTS                                                                       380         397
                                                                                    --------    --------

SHAREHOLDERS' EQUITY:                                                          11
  Share capital -
    Ordinary shares of NIS 0.005 par value - Authorized: 47,500,000 and
      45,000,000 shares at December 31, 2005 and 2004, respectively; Issued and outstanding: 26,144,027 and 20,448,364 shares at December 31,
      2005 and 2004, respectively                                                        116         110
  Additional paid-in capital                                                          66,900      64,074
  Accumulated deficit                                                                (59,281)    (56,952)
                                                                                    --------    --------

TOTAL shareholders' equity                                                             7,735       7,232
                                                                                    --------    --------

TOTAL liabilities and shareholders' equity                                          $ 18,890    $ 18,297
                                                                                    ========    ========


The accompanying notes are an integral part of the consolidated financial statements.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                                YEAR ENDED DECEMBER 31,
                                                                           --------------------------------
                                                                    NOTE      2005        2004        2003
                                                                    ----   --------    --------    --------
Revenues:                                                             15
  Products                                                                 $ 11,303    $ 11,123    $  8,977
  Services                                                                    2,118       3,037       3,338
                                                                           --------    --------    --------

                                                                             13,421      14,160      12,315
                                                                           --------    --------    --------
Cost of revenues:
  Products                                                                   10,829       8,669       6,933
  Services                                                                    1,481       1,618       2,659
                                                                           --------    --------    --------

                                                                             12,310      10,287       9,592
                                                                           --------    --------    --------

Gross profit                                                                  1,111       3,873       2,723
                                                                           --------    --------    --------

Operating expenses:
  Marketing and selling                                                         927         738         781
  General and administrative                                                  1,939       2,116       1,917
                                                                           --------    --------    --------

TOTAL operating expenses                                                      2,866       2,854       2,698
                                                                           --------    --------    --------

Operating income (loss)                                                      (1,755)      1,019          25
Financial income (expenses), net                                      13       (624)       (248)        708
Other income (expenses), net                                                     33          23          (2)
                                                                           --------    --------    --------

                                                                             (2,346)        794         731
Minority interests in losses of subsidiary                                       17          28          27
                                                                           --------    --------    --------

Net income (loss)                                                          $ (2,329)   $    822    $    758
                                                                           ========    ========    ========

Net earnings (loss) per share:                                        16

  Basic net earnings (loss) per share                                      $  (0.10)   $   0.04    $   0.04
                                                                           ========    ========    ========

  Diluted net earnings (loss) per share                                    $  (0.10)   $   0.03    $   0.04
                                                                           ========    ========    ========


The accompanying notes are an integral part of the consolidated financial statements.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA



                                                    NUMBER OF                ADDITIONAL                   TOTAL
                                                    ORDINARY      SHARE       PAID-IN     ACCUMULATED  SHAREHOLDERS'
                                                     SHARES      CAPITAL      CAPITAL       DEFICIT       EQUITY
                                                   ----------   ----------   ----------   ----------    ----------
Balance at January 1, 2003                         18,510,716   $      108   $   58,909   $  (58,532)   $      485

  Adjustment of accrual for issuance expenses               -            -          354            -           354
  Fair value of warrants issued in connection
    with settlement of debt, net *)                         -            -        1,267            -         1,267
  Fair value of warrants issued to suppliers                -            -           14            -            14
  Net income                                                -            -            -          758           758
                                                   ----------   ----------   ----------   ----------    ----------

Balance at December 31, 2003                       18,510,716          108       60,544      (57,774)        2,878

  Issuance of Ordinary shares and warrants, net
    *)                                              1,864,313            2        3,300            -         3,302
  Beneficial conversion feature
     on convertible note                                    -            -          180            -           180
  Exercise of options                                  73,335   **)      -           50            -            50
  Net income                                                -            -            -          822           822
                                                   ----------   ----------   ----------   ----------    ----------

Balance at December 31, 2004                       20,448,364          110       64,074      (56,952)        7,232

  Issuance of Ordinary shares and warrants,  net
    *)                                                965,934            1        1,005            -         1,006
  Exercise of warrants, net **)                     4,691,061            5        1,794            -         1,799
  Exercise of options                                  38,668   ***)     -           27            -            27
  Net loss                                                  -            -            -       (2,329)       (2,329)
                                                   ----------   ----------   ----------   ----------    ----------

Balance at December 31, 2005                       26,144,027   $      116   $   66,900   $  (59,281)   $    7,735
                                                   ==========   ==========   ==========   ==========    ==========

*) Net of issuance expenses of approximately $ 85, $ 95 and $ 38 for the years ended December 31, 2005, 2004 and 2003, respectively.

**)  Net of issuance expenses of approximately $ 148.

***) Represents and amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                           YEAR ENDED DECEMBER 31,
                                                                       -----------------------------
                                                                         2005       2004       2003
                                                                       -------    -------    -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                    $(2,329)   $   822    $   758
  Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
    Depreciation and amortization                                        1,347      1,066      2,072
    Amortization expenses on convertible note                              214        106          -
    Minority interests in losses of subsidiary                             (17)       (28)       (27)
    Gain on extinguishment of debt                                           -          -     (1,013)
    Stock compensation expense - fair value of warrants issued to
      suppliers                                                              -          -         14
    Accrued interest and translation differences on long-term
      receivables                                                            -          2        (97)
    Capital loss on property, plant and equipment                            -         16          -
    Decrease (increase) in trade receivables, net                       (2,676)     1,853     (1,664)
    Decrease (increase) in other accounts receivable and prepaid
      expenses                                                              81         42       (157)
    Decrease (increase) in costs and estimated earnings in excess of
      billings, net                                                       (685)    (1,980)     1,085
    Decrease (increase) in inventories                                     200       (951)       204
    Increase (decrease) in trade payables                                 (219)       440          5
    Increase (decrease) in other accounts payable and accrued
      expenses                                                            (444)       295        722
    Decrease in deferred revenues                                         (568)      (574)      (709)
    Accrued severance pay, net                                             (30)      (112)      (172)
                                                                       -------    -------    -------

Net cash provided by (used in) operating activities                     (5,126)       997      1,021
                                                                       -------    -------    -------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash paid in conjunction with the acquisition of certain assets
    and liabilities of Vectop, net (a)                                    (351)         -          -
  Investment in long-term restricted cash                                  (15)    (1,002)         -
  Purchase of property, plant and equipment                               (411)      (349)       (49)
  Increase (decrease) in leasing deposits                                   22        (23)        (1)
  Loans repaid by employees                                                  5          -          -
                                                                       -------    -------    -------

Net cash used in investing activities                                     (750)    (1,374)       (50)
                                                                       -------    -------    -------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of shares and warrants, net                     1,006      3,302          -
  Proceeds from issuance of convertible note, net                            -      2,351          -
  Proceeds from short-term loans                                           700          -        946
  Repayments of loans                                                     (933)    (1,359)    (4,096)
  Increase (decrease) in short-term bank credit, net                       163       (970)     2,076
  Exercise of warrants, net                                              1,799          -          -
  Exercise of options                                                       27         50          -
                                                                       -------    -------    -------

Net cash provided by (used in) financing activities                      2,762      3,374     (1,074)
                                                                       -------    -------    -------

Increase (decrease) in cash and cash equivalents                        (3,114)     2,997       (103)
Cash and cash equivalents at the beginning of the year                   3,464        467        570
                                                                       -------    -------    -------

Cash and cash equivalents at the end of the year                       $   350    $ 3,464    $   467
                                                                       =======    =======    =======

The accompanying notes are an integral part of the consolidated financial statements.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                    YEAR ENDED DECEMBER 31,
                                                               --------------------------------
                                                                 2005        2004         2003
                                                               -------    -----------   -------

   (a) Cash paid in conjunction with the acquisition of certain assets and liabilities of Vectop, net (see also Note 1d):

        Working capital, net                                   $   844
        Equipment                                                  (62)
        Intangible assets                                       (1,263)
        Deferred revenues                                          130
                                                               -------

                                                               $  (351)
                                                               =======
    (b) NON-CASH TRANSACTIONS:
        Fair value of warrants issued in connection with
          settlement of debt                                   $     -    $         -   $ 1,305
                                                               =======    ===========   =======

        Adjustment of accrual for issuance expenses            $     -    $         -   $   354
                                                               =======    ===========   =======

    (c) SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:
        Net cash paid during the year for:
        Income taxes                                           $     3    $         3   $     5
                                                               =======    ===========   =======

        Interest                                               $   396    $       290   $   240
                                                               =======    ===========   =======

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

     b. As reflected in the consolidated financial statements, as of December 31, 2005, the Company had an accumulated deficit of $ 59,281. During 2005, the Company concluded a private placement of 965,934 Ordinary shares and issued warrants to purchase up to an aggregate of 1,875,000 Ordinary shares in the amount of $ 1,091. In addition, additional investment rights to purchase 909,066 Ordinary shares were exercised in the amount of $ 1,909 (see Note 11a). Management believes that the anticipated cash flows from operations will enable the Company to finance its operations at least through December 31, 2006.

     c. The Company operates a test and repair shop using its ATE products in Beijing, China through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS" or "subsidiary"). CACS was established with a third party, which owns the remaining 20% equity interest.

     d. On February 13, 2005, the Company purchased certain assets and assumed certain liabilities related to the operations of Vectop Limited ("Vectop") in order to increase its customer base. Vectop is an Israeli company specializing in the design, development, marketing and sale of electro-optic equipment and debriefing systems. Vectop's assets also include know-how, patents and intellectual property to produce off-the-shelf products such as cameras and video recorders, which are currently operational onboard aircraft and tanks in Israel and other countries. The Company purchased Vectop's net assets for $ 381 in cash and additional future royalties based on revenues derived from Vectop projects five years from the date of the agreement up to $
          500. The net assets purchased are considered to be a business, in accordance with EITF 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or Business". The acquisition was accounted for under the purchase method of accounting in accordance with FAS 141, "Business Combinations", and the results of Vectop operations have been included from the acquisition date (February 2005).

          The purchase price related to the acquisition of Vectop was allocated to the fair market value of tangible and intangible assets acquired and liabilities assumed at the date of acquisition, as detailed below.

          Cash and cash equivalents                        $   30
          Trade receivables                                   601
          Other current assets                                347
          Equipment                                            62
          Customer relationships (five-year useful life)    1,263
                                                           ------

          Total assets acquired                             2,303
                                                           ------

          Short-term bank credit and loans                    933
          Trade payables                                      810
          Other accounts payable and accrued expenses          49
          Deferred revenues                                   130
                                                           ------

          Total liabilities assumed                         1,922
                                                           ------

          Net assets acquired                              $  381
                                                           ======

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL (CONT.)

          Customer relationships were determined by Company's management using the discounted cash flows approach and is being amortized on a straight-line basis over an estimated useful life of five years (see also Note 7).

          The following table presents unaudited pro forma results of operations and gives effect to the acquisition of Vectop as if the acquisition had been consummated at January 1, 2004. The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisition been made as of the beginning of this period or the results that may occur in the future. Net income for the period presented includes amortization of intangible assets related to the acquisition of $ 253. The unaudited pro forma information is as follows:

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                                2004
                                                               -------
                                                              UNAUDITED
                                                               -------

Revenues                                                       $17,187

Net income from continuing operations                          $   910

Basic net income per share from continuing operations          $  0.05
                                                               =======

Diluted net income per share from continuing operations        $  0.04
                                                               =======

Weighted average number of Ordinary shares in computation of
  basic net income per share                                    19,374
                                                               =======

Weighted average number of Ordinary shares in computation of
  diluted net income per share                                  23,684

     e. In 2003, the Company changed the estimated useful life of the remaining intangible assets associated with its Aircraft Test Systems Programs Sets ("TPSs") from a range of eight to 18 years to a range of five to 10 years. The effect of change in estimate on the net income and net income per share for the years ended December 31, 2005, 2004 and 2003 resulted in a decrease of $ 138 (or $ 0.01 per share) , $ 221 (or $ 0.01 per share) and $ 136 (or $ 0.01 per share), respectively.

     f.   As for major customers, see Note 15.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

          a.   Use of estimates:

               The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

          b.   Financial statements in U.S. dollars:

               Most of the revenues of the Company and its subsidiary are generated in U.S. dollars ("dollar"). In addition, a substantial portion of the costs of the Company and its subsidiary is incurred in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiary operate. Thus, their functional and reporting currency is the dollar.

               Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate, in the period in which the currency exchange rate changes. The representative exchange rate at December 31, 2005 was U.S. $ 1.00 = NIS 4.603 (December 31, 2004
               - NIS 4.308 and December 31, 2003 - NIS 4.379).

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

               Restricted cash is invested in a short-term bank deposit, which is used as security for the Company's guarantees to customers. The deposit is in U.S. dollars and bears interest at an average rate of 2.3%

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          e.   Inventories:

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

          f.   Property, plant and equipment:

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

               Leasehold improvements are depreciated over the shorter of the estimated useful life or the lease period.

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

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               At each balance sheet date, the unamortized capitalized costs of the software products are compared to the net realizable value of the product. If the unamortized capitalized costs of a computer software product exceed the net realizable value of the product, such excess is written off. The net realizable value is calculated as the estimated future gross revenues from the product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy the Company's responsibility set forth at the time of the sale.

               A customer relationships asset (intangible asset) has been recorded as a result of the acquisition of Vectop and is amortized using the straight-line basis over the expected useful life of five years.

               As for impairment charges included in these financial statements, see Note 7.

          h.   Impairment of long-lived assets:

               The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2005, no impairment losses have been identified.

          i.   Research and development costs:

               Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"), requires capitalization of certain software development, costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model.

               Research and development costs incurred in the process of developing product masters and the Company's Test System Programs Sets ("TPS") software library, integrated with the Company's test station, are charged to expenses as incurred.

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

          k.   Severance pay:

               The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is partly provided by monthly deposits for insurance policies and/or pension funds and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet. The deposited funds of the Company's employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements.

               The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

               Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2005, 2004 and 2003 amounted to $ 57, $ 76 and $ 132, respectively.

          l.   Fair value of financial instruments:

               The following methods and assumptions were used by the Company in estimating fair value and disclosures for financial instruments.

               The carrying amount of cash and cash equivalents, restricted cash, trade receivables, short-term bank credit, trade payables approximate their fair value due to the short-term maturity of these instruments.

               Convertible notes are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the convertible notes approximate their fair value.

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

               The Company granted loans in prior years to its former CEO and a former officer amounting to approximately $ 983 as of December 31, 2005 and 2004. These loans are unsecured and the Company is currently in litigation with these officers regarding such loans. If not paid, the Company will incur a loss equal to the amount of the loan.

               The Company has no off-balance sheet credit risks.

          n.   Warranty:

               In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the liability from these warranties is immaterial at balance sheet date.

          o.   Share based compensation:

               The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               The Company adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", which amended certain provisions of Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of 2003. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

               Pro forma information regarding the Company's net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

               The following table illustrates the effect on net income (loss) and net earnings (loss) per share, assuming that the Company had applied the fair value recognition provisions of SFAS No. 123 on its stock-based employee compensation:

                                                          YEAR ENDED DECEMBER 31,
                                                    ---------------------------------
                                                       2005         2004       2003
                                                    ---------    ---------  ---------
Net income (loss), as reported                      $  (2,329)   $     822  $     758
Add: Stock-based employee compensation included
  in reported net income (loss)                             -            -          -
Deduct: Total stock-based employee compensation
  expense under fair value based methods                 (136)         (73)       (58)
                                                    ---------    ---------  ---------

Pro forma net income (loss)                         $  (2,465)   $     749  $     700
                                                    =========    =========  =========

Basic and diluted net earnings (loss) per share:
Basic net earnings (loss) per share as reported     $   (0.10)   $    0.04  $    0.04
Pro forma basic net earnings (loss) per share       $   (0.11)   $    0.04  $    0.04
Diluted net earnings (loss) per share as reported   $   (0.10)   $    0.03  $    0.04
Pro forma basic net earnings (loss) per share       $   (0.11)   $    0.03  $    0.04

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               The fair value for options granted in 2005, 2004 and 2003 is being amortized over their vesting period and is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                        YEAR ENDED DECEMBER 31,
                               ---------------------------------------
                                 2005          2004              2003
                               -------       --------          -------
Expected life of option        4 years       2 years           2 years
Dividend yield                    0%            0%                0%
Expected volatility              66%           68%               31%
Risk-free interest rate         4.4%          2.6%              1.0%

               The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for "Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

          p.   Revenue recognition:

               The Company generates revenues mainly from the sale of products and from long-term fixed price contracts for ATE, avionics and ground debriefing systems. In addition, the Company leases ATE to customers and provides manufacturing, development and product support services.

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

               Revenues from certain long-term fixed price contracts are recognized in accordance with Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method in accordance with the "Input Method". The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. As of December 31, 2005, the provision for estimated losses identified is $ 68.

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

               Revenues from certain arrangements may include multiple elements within a single contract. The Company's accounting policy complies with the provisions of Emerging Issues Task Force Issue 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), relating to the separation of multiple deliverables into individual accounting units with determinable fair value. The Company's arrangements are accounted for as separate units of accounting when it is possible to determine objective and reliable evidence of fair value of the contract elements in order to separate the fees among the elements. Revenue is recognized when the element is delivered and all other criteria for revenue recognition are met.

               The Company accounts for software sales (TPS's) in accordance with Statement of Position No. 97-2, "Software Revenue Recognition ("SOP No. 97-2"), as amended. Revenue from software arrangements is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. Arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable. If the fee is considered not to be fixed or determinable, revenue is deferred and recognized when payments become due from the customer or are actually collected when collectability is not probable, providing that all other revenue recognition criteria have been met.

               SERVICE REVENUES:

               Revenues from services are recognized as the services are performed.

               Revenue under operating leases of equipment are recognized ratably over the lease period, in accordance with Statement of Financial Accounting Standard No. 13, "Accounting for Leases" ("SFAS No. 13").

               Deferred revenues include unearned amounts received from customers, but not yet recognized as revenues.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          q.   Basic and diluted net earnings (loss) per share:

               Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Options and warrants to purchase 16,005,112 and 14,862,237 Ordinary shares have been excluded from the computation of diluted net earnings per share for the years ended December 31, 2004 and 2003, respectively, since their effect is anti-dilutive. For the year ended December 31, 2005, all outstanding options and warrants have been excluded from the computation of diluted net loss per share, since their effect is anti-dilutive.

          r.   Recently Issued Accounting Standards:

               In December 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which replaces FAS 123 and supersedes APB 25. FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based upon their fair values, beginning with the first interim or annual period after December 15, 2005, with early adoption encouraged. The Company has the option to choose either the modified prospective or modified retrospective method. The Company currently expects to adopt FAS 123(R) in the first quarter of 2006, using the modified prospective method of adoption and does not expect that the adoption of SFAS 123(R) will have a material effect on its financial position or results of operations. Compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

               In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 provides the SEC Staff's position regarding the application of Statement 123(R) and contains interpretive guidance related to the interaction between Statement 123(R) and certain SEC rules and regulations, and also provides the SEC Staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on its financial statements or its results of operations.

               In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 ("SFAS 154"), "Accounting Changes and Error Corrections", a replacement of APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 3:- CONTRACTS IN PROGRESS

               Amounts included in the financial statements, which relate to costs and estimated earnings in excess of billings on uncompleted contracts are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Summarized below are the components of the amounts:

          a. Costs and estimated earnings in excess of billings on uncompleted contracts:

                                                           DECEMBER 31,
                                                        ------------------
                                                          2005       2004
                                                        -------    -------

    Costs incurred on uncompleted contracts             $ 7,625    $ 5,774
    Estimated earnings                                      435         50
                                                        -------    -------

                                                          7,190      5,824
    Less - billings and progress payments                 5,794      4,439
                                                        -------    -------

                                                        $ 1,396    $ 1,385
                                                        =======    =======

b. Billings in excess of costs and estimated earnings on uncompleted contracts:


   Costs incurred on uncompleted contracts              $ 7,426    $ 4,336
   Estimated earnings                                     1,380      1,454
                                                        -------    -------

                                                          8,806      5,790
   Less - billings and progress payments                  9,197      6,855
                                                        -------    -------

                                                        $  (391)   $(1,065)
                                                        =======    =======


NOTE 4:- INVENTORIES

                                 DECEMBER 31,
                               ---------------
                                2005     2004
                               ------   ------

Raw materials and components   $1,348   $1,178
Work in progress                  541      447
Finished goods                     53      199
                               ------   ------

                               $1,942   $1,824
                               ======   ======

               Write-downs of inventories for the years ended December 31, 2005, 2004 and 2003 amounted to $ 342, $ 0 and $ 0, respectively. The write-down in 2005 was due to excess and slow-moving inventories and was included under the cost of revenues.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 5:- LONG-TERM RECEIVABLES

                                            DECEMBER 31,
                                            -----------
                                            2005   2004
                                            ----   ----

Loan to former chief executive officer *)   $705   $705
Loan to a former officer *)                  278    278
Loans to employees                             -      5
                                            ----   ----

                                            $983   $988
                                            ====   ====

          *)   See also Note 10a.


NOTE 6:- PROPERTY, PLANT AND EQUIPMENT

                                      DECEMBER 31,
                                   -----------------
                                     2005      2004
                                   -------   -------
Cost:
  Factory building                 $ 1,940   $ 1,940
  Other building                     1,042     1,042
  Machinery and equipment           13,785    13,321
  Office furniture and equipment       521       512
  Leasehold improvements                23        23
                                   -------   -------

                                    17,311    16,838
                                   -------   -------
Accumulated depreciation:
  Factory building                   1,275     1,203
  Other building                       263       219
  Machinery and equipment           11,453    10,779
  Office furniture and equipment       368       334
  Leasehold improvements                21        20
                                   -------   -------

                                    13,380    12,555
                                   -------   -------

Depreciated cost                   $ 3,931   $ 4,283
                                   =======   =======

     The Company's factory building in Beit-She'an, Israel, is located on land leased from the Israel Lands Administration until the year 2034.

     Depreciation expense amounted to $ 825, $ 778 and $ 932 for the years ended December 31, 2005, 2004 and 2003, respectively. As for charges, see Note 10e.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:- INTANGIBLE ASSETS, NET

                                    DECEMBER 31, 2005                          DECEMBER 31, 2004
                      ------------------------------------------       --------------------------------
                                 GROSS                                  GROSS
                      USEFUL    CARRYING    ACCUMULATED   AMORTIZED    CARRYING    ACCUMULATED   AMORTIZED
                       LIFE      AMOUNT    AMORTIZATION    BALANCE      AMOUNT    AMORTIZATION    BALANCE
                      ------     ------       ------       ------       ------       ------       ------
                      (YEARS)
Amortized
  intangible
  assets:
Test Systems
  Programs Sets
  ("TPS")             5-10       $8,275       $6,841       $1,434       $8,275       $6,566       $1,709
Customer
  relationships          5        1,263          228        1,035            -            -            -
                                 ------       ------       ------       ------       ------       ------

Total                            $9,538       $7,069       $2,469       $8,275       $6,566       $1,709
                                 ======       ======       ======       ======       ======       ======

               Aggregate amortization expenses were $ 503, $ 275 and $ 382 for the years ended December 31, 2005, 2004 and 2003, respectively. The expected amortization expense over the next five years is approximately as follows:

               2006                                 $        519
               2007                                          519
               2008                                          421
               2009                                          421
               2010                                          236
                                                    ------------

                                                    $      2,116
                                                    ============

               The weighted average useful life of the intangible assets is five years. Impairment of Test System Programs Sets ("TPSs") was $ 0, $ 0 and $ 758 for the years ended December 31, 2005, 2004 and 2003, respectively included in cost of revenues. The impairment was recorded in 2003 since the Company did not anticipate future revenues on specific TPSs.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 8:- SHORT-TERM BANK CREDIT AND LOANS

                                                   DECEMBER 31,
                                                 ---------------
                                                 2005       2004
                                                 ----       ----

Short-term loan in U.S. dollars (1)              $700       $  -
Short-term bank credit in NIS (2)                 166         14
Short-term bank credit in U.S. dollars (3)         11          -
                                                 ----       ----

                                                 $877       $ 14
                                                 ====       ====

               (1) The interest rate at December 31, 2005 is 5.1%. The loan is due in October 2006.

               (2) The interest rate at December 31, 2005 is 9.3% (December 31, 2004 - 11.7%).

               (3)  The interest rate at December 31, 2005 is 13.6%.

               The total authorized credit line of bank guarantees provided to customers of the Company at December 31, 2005 is $ 5,376, out of which, $ 1,866 is unutilized. In addition, the Company received an additional revolving line of credit of $ 500, out of which, $ 177 was utilized at December 31, 2005. The revolving line of credit is due at December 2006 and will be renewed on an annual basis.

               As for collateral, see Note 10e.


NOTE 9:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                 DECEMBER 31,
                                                             -------------------
                                                              2005         2004
                                                             ------       ------

Payroll and related accruals                                 $  980       $  969
Provision for legal proceedings                                 576          567
Accrued royalties                                               691          679
Accrued commissions                                             338          480
Contracts in progress - provision for estimated losses           68          392
Other                                                           564          525
                                                             ------       ------

                                                             $3,217       $3,612
                                                             ======       ======

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

     a. As of December 31, 2005, the Company was a party to various legal proceedings, including the following:

          1. In June 1998, the Company's Board of Directors accepted the resignation of the Company's former CEO. In December 1998, the former CEO commenced legal proceedings against the Company in the Tel-Aviv Labor Court, claiming approximately $ 440 in respect of salary, severance pay, vacation pay and other fringe benefits. The former CEO also claimed that a personal loan that was provided to him by the Company had been forgiven and that the Company is to bear the tax in respect thereof. In May 2001, an additional claim of approximately $ 220 was filed by the former CEO against the Company in the Tel-Aviv District Court for damages allegedly caused to him as a result of attachment imposed on certain of his assets by the Company that was subsequently cancelled by the Court. In addition, in 2001, the Company filed a claim against a former director. In the event the former CEO's claim in the Labor Court is accepted by the Court, damages in the amount of $ 250 should be covered by the former director. The Company filed additional lawsuits against the former CEO and a former director in the amount of $ 260 for funds that they allegedly transferred from the Company to a third party. In September 1999, the Company filed a lawsuit against the former CEO and the former director with the District Court of Tel-Aviv in the amount of $ 1,400 for damages caused to the Company in the purchase of a subsidiary and negligence of management. In August 2000, the Company filed an additional lawsuit against the former CEO in the amount of approximately $ 440 regarding the repayment of the loan provided to him. Management believes, based on the advice of its legal counsel that the Company has a valid defense against all claims made against it.

          2. In 1999 and 2000, the former CEO and his son filed a number of complaints against the Company's president and are seeking damages for alleged slander by him in the amount of approximately $ 750. The claim by the former CEO was withdrawn and replaced by a new claim filed in 2004, while his son's claim was dismissed and an appeal is pending in the Supreme Court. Management believes, based on the advice of its legal counsel, that the Company has a strong defense against the allegations and accordingly, did not record any provision.

          3. In 2001, a former employee and officer of the Company filed a claim against the Company with the Tel-Aviv Labor Court claiming approximately $ 520 in respect of severance pay, vacation pay and other fringe benefits. This claim was filed as a counter-claim to a claim filed by the Company in 2000, in the amount of $ 260 in respect of the repayment of a personal loan that was provided to the former employee. Management believes, based on the advice of its legal counsel, that the Company has a strong defense against the former employee's counterclaim and accordingly, did not record any provision.

          4. In 2001, a former director filed a claim against the Company, claiming that he is entitled to 600,000 options to purchase Ordinary shares of the Company. Management believes, based on the advice of its legal counsel, that the claim does not have any merit and accordingly, did not record any provision.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

          5. In 2000, a claim was filed by an individual against the Company, claiming that he served as a broker in an agreement signed between the Company and a customer and is entitled to commissions (or finder's fee) in the amount of $ 250. Management believes based on the advice of its legal counsel that the Company has a strong defense against the allegations.

          6. In 2005, the former CEO of the Company filed a claim against the Chairman of the Company (in respect of which the Chairman is entitled to indemnity) alleging that the Chairman has committed fraud and negligent misrepresentation of him. The former CEO claims that, as a result, he was compelled to retire from his position, resulting in a loss of a salary and benefits in the aggregate amount of approximately $ 565. Management believes, based on the advice of its legal counsel, that this claim is entirely without merit and that the Company has a strong defense against the allegations and accordingly, did not record any provision.

          7. The Company is involved periodically in various legal claims in the Ordinary course of business, including claims by agents and others for commissions, royalties and others The Company has accrued an amount which it believes is sufficient to cover damages, if any, that may result from these claims. The Company's management, based on the advice of its legal counsel, believes that such claims will not have a material adverse effect on the financial position or results of operations of the Company.

     b. The Company's research and development efforts have been partially financed through royalty-bearing programs sponsored by the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor ("OCS"). In return for the OCS's participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the OCS, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued totaled approximately $ 668 as of December 31, 2005. The total amount of royalties charged to operations for the years ended December 31, 2005, 2004 and 2003 was approximately $ 27, $ 60 and $ 73, respectively.

     c. Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and Development Fund ("BIRD") Foundation. The Company is committed to pay royalties to the BIRD Foundation at a rate of 5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $ 2,107 as of December 31, 2005. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The total amount of royalties charged to operations for the years ended December 31, 2005, 2004 and 2003 was approximately $ 12, $ 20 and $ 15, respectively.

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     d. The Company's offices in Netanya are rented under a non-cancelable operating lease expiring January 31, 2008. In addition, the Company's motor vehicles are rented under operating leases. Annual minimum future rental commitments under these leases, at exchange rates in effect on December 31, 2005, are approximately as follows:

          2006                               $         576
          2007                                         576
          2008                                         365
                                             -------------

                                             $       1,517
                                             =============

          Lease expense for the years ended December 31, 2005, 2004 and 2003 was $ 471, $ 508 and $ 447, respectively.

     e. Floating charges have been recorded on all of the Company's assets and specific charges have been recorded on certain assets in respect of the Company's liabilities to its banks and other creditors.

     f. The Company provides bank guarantees to its customers in the Ordinary course of business. These guarantees are provided to customers to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers as of December 31, 2005 is approximately $ 3,510.

NOTE 11:- SHAREHOLDERS' EQUITY

     a.   Share capital:

          Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

          In April 2005, the Company completed a private placement to institutional investors. The Company issued 965,934 Ordinary shares for total proceeds of $ 1,091 ($ 1,006 net of issuance expenses) and warrants to purchase up to an aggregate of 1,875,000 Ordinary shares at an exercise price of $ 2.10 per share. At the same time, the investors exercised additional investment rights to purchase 909,066 of the Company's Ordinary shares at an exercise price of $ 2.10 per share, for total amount of $ 1,909 ($ 1,761 net of issuance expenses) (see also c. below).

          In July 2004, the Company issued 1,800,000 shares, an aggregate of $ 3,000 principal amount of convertible notes, additional investment rights to purchase up to an aggregate of 1,100,000 Ordinary shares at an exercise price of $ 2.10 per share, (with a term of two years commencing six months following the closing) and warrants to purchase up to an aggregate of 937,500 Ordinary shares at an exercise price of $ 2.50 per share (for a term of five years commencing six months following the closing) to investors in a private placement for a total consideration of $ 5,880 ($ 5,712 net of issuance expenses) (see also c. below).

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- SHAREHOLDERS' EQUITY (CONT.)

          The consideration was allocated based on the relative fair values of the Ordinary shares, notes, additional investment rights and warrants in accordance with APB No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". The convertible notes bear interest at a rate of six-month LIBOR plus 2.5%. The principal is due in July 2007 and the interest is payable in quarterly installments until July 2007. The notes are convertible to Ordinary shares at a conversion price of $ 2.10. In connection with the issuance of the notes, additional investment rights and warrants, $ 180 was recorded as a beneficial conversion feature in accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios". The total amount of the deemed discount on the notes as a result of the allocated proceeds attributable to the warrants, additional investment rights and the beneficial conversion feature amounting to $ 760, is amortized over the term of the notes using the interest method. At December 31, 2005, the unamortized balance on the deemed discount on the convertible notes was $ 440. The fair value of the warrants and additional investment rights was based on a valuation prepared using the Black-Scholes pricing model, assuming a risk free interest of 2.64% and 3.69%, respectively, a volatility factor of 0.67 and 0.68, respectively, dividend yield of 0% and contractual life of two years and five years, respectively. In addition, the valuation considered that the warrants and additional investment rights were restricted for the first six months, the warrants were not traded on the market at any time, and the underlying asset had a low marketability. The valuation result was judged to be reasonable by comparison to benchmarks in similar circumstances. The Company's management is responsible for the valuation.

          Costs incurred with respect to the issuance of the convertible notes of $ 69 have been recorded as deferred charges and are amortized as financial expenses over the term of the notes using the interest method.

     b.   Stock option plans:

          In 1996, 1999 and 2003, the Company's Board of Directors approved the adoption of Employee Stock Option Plans ("the Plans"), which authorized the grant of options to purchase up to an aggregate of 240,000, 1,040,000 and 2,000,000 Ordinary shares, respectively, to officers, directors, consultants and key employees of the Company and its subsidiary. Options granted under the Plans expire within a maximum of 10 years from adoption of the plan. Options granted under the Company's Plans vest ratably over three years, one third on each anniversary of the grant.

          The exercise price of an option granted to an employee may not be less than 60% of the fair market value of the Ordinary shares on the date of grant of the option. The exercise price of an option granted to a non-employee director or consultant may not be less than 80% of the fair market value of the Ordinary shares on the date of grant of the option. Any options that are cancelled or forfeited before expiration become available for future grants. At December 31, 2005, 102,897 options were available for grant under the Plans described above.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- SHAREHOLDERS' EQUITY (CONT.)

          In 2003, the Company granted suppliers/consultants, options to purchase 100,000 Ordinary shares at an exercise price ranging from $
          0.69 - $ 2.00. At the grant date, the fair value of the options was accounted for under EITF 96-18 and was determined using the Black and Scholes pricing model assuming a risk free rate of 1%, a volatility factor ranging from 30% to 70%, dividend yield of 0% and a contractual life of two to five years. In relation to the options, in 2003 the Company recorded $ 14 as operating expenses.

          Transactions related to the above Plans (including warrants to directors) during the years ended December 31, 2005, 2004 and 2003 were as follows:

                                                         YEAR ENDED DECEMBER 31,
                          -----------------------------------------------------------------------------------
                                   2005                          2004                           2003
                          -----------------------       -----------------------       -----------------------
                                           WEIGHTED                      WEIGHTED                      WEIGHTED
                                           AVERAGE        AMOUNT         AVERAGE                       AVERAGE
                          AMOUNT OF        EXERCISE        OF            EXERCISE     AMOUNT OF        EXERCISE
                           OPTIONS          PRICE        OPTIONS          PRICE        OPTIONS          PRICE
                          ----------        -----       ----------        -----       ----------        -----
Options outstanding
   at beginning of
   year                    2,031,433        $1.56        2,223,200        $1.60          526,000        $4.89
   Granted                   342,000        $1.14          100,000        $1.29        1,852,000        $1.07
   Exercised                 (38,668)       $0.69          (73,335)       $0.69                -        $   -
   Expired                         -        $   -          (36,400)       $4.58                -        $   -
   Forfeited or
     cancelled              (218,865)       $3.77         (182,032)       $1.89         (154,800)       $6.34
                          ----------                    ----------                    ----------

Options outstanding
   at end of year          2,115,900        $1.26        2,031,433        $1.56        2,223,200        $1.60
                          ==========        =====       ==========        =====       ==========        =====

Exercisable options
   at end of year          1,854,567        $1.29        1,425,434        $1.71        1,045,200        $2.23
                          ==========        =====       ==========        =====       ==========        =====

          No compensation expense was recorded for the years ended December 31, 2005, 2004 and 2003.

          The options outstanding as of December 31, 2005 have been separated into ranges of exercise price, as follows:

                               OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                      ---------------------------------       --------------------
                                     WEIGHTED
                                     AVERAGE     WEIGHTED                     WEIGHTED
                         AT         REMAINING    AVERAGE         AT          AVERAGE
    RANGE OF          DECEMBER 31, CONTRACTUAL   EXERCISE     DECEMBER 31,   EXERCISE
 EXERCISE PRICE         2005          LIFE        PRICE         2005          PRICE
 --------------       ---------       -----       -----       ---------       -----
                                     (YEARS)
 $  0.69 - 1.00         632,500        4.18       $0.70         632,500       $0.70
 $  1.29 - 2.00       1,371,000        6.07       $1.31       1,109,667       $1.35
 $  3.09 - 4.13          80,400        2.03       $3.41          80,400       $3.41
 $  5.00 - 6.25          32,000        2.00       $5.63          32,000       $5.63
                      ---------                               ---------

                      2,115,900                   $1.26       1,854,567       $1.29
                      =========                   =====       =========       =====

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- SHAREHOLDERS' EQUITY (CONT.)

     c.   Warrants:

          As of December 31, 2005, warrants to purchase 16,670,779 Ordinary shares were outstanding.

          In April 2005, in connection with the issuance of Ordinary shares described in a. above, the Company granted the purchasers of the Ordinary shares, warrants to purchase up to an aggregate of 1,875,000 Ordinary shares at $ 2.10 per share, which expire on the later of (i) 24 months from the date of the grant, and (ii) 24 months from the date of the shareholder approval, ratifying the issuance of the Ordinary shares and the warrants under the Securities Purchase Agreement to the selling shareholders and authorizing the increase of the Company's authorized Ordinary shares from 45,000,000 Ordinary shares to no less than 47,500,000 Ordinary shares

          In July 2004, in connection with the issuance of Ordinary shares and convertible notes described in a. above, the Company granted the investors additional investment rights to purchase up to an aggregate of 1,100,000 Ordinary shares at an exercise price of $ 2.10 per share, (with a term of two years commencing six months following the closing) and warrants to purchase up to an aggregate of 937,500 Ordinary shares at an exercise price of $ 2.50 per share (for a term of five years commencing six months following the closing). In April 2005, 909,066 additional investment rights were exercised.

          The warrants are classified as shareholders' equity in accordance with EITF 09-19, "Accounting for Derivatives Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock".

          In September 2003, the Company signed an agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. ("the banks") to restructure a portion of the debt owed to the banks. The carrying value of the restructured debt was $ 3,451. As part of the restructuring, the Company issued 3,781,992 warrants to the banks, paid $ 1,100 and the banks forgave the remaining debt. The warrants issued to the banks have an exercise price equal to par value of the shares and a term of two and a half years. The banks had a put option to sell the warrants to the Company's major shareholder for a consideration of $ 1,251.

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

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- SHAREHOLDERS' EQUITY (CONT.)

          The transaction was recorded in accordance with SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings". The above warrants (3,781,995 warrants and 1,100,000 warrants) that were issued to the banks were recorded at fair value ($ 1,267, net of issuance expenses). The fair value of the warrants was based on a valuation prepared at the consummation date of the transaction. The valuation took into consideration the long lock-up period and a marketability discount. The valuation result was judged to be reasonable by comparison to benchmarks in similar circumstances. The Company's management is responsible for the valuation. The difference between the consideration paid to the banks (cash and warrants) and the carrying amount of the debt of $ 1,013 was recognized as a gain on restructuring of debt, net of issuance expenses, presented in financial income (expenses), net, in the statement of operations. In October 2005, 3,781,995 warrants were exercised by the major shareholders for a total consideration of $ 38.

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

     c. Israeli companies are subject to income tax at the corporate tax rate of 35% for the 2004 tax year and 34% for the 2005 tax year. On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 -27%, in 2009 - 26% and in 2010 and thereafter - 25%.

          As of December 31, 2005, the net operating tax loss carryforward relating to the Company in Israel amounted to approximately $ 45,650, including a carryforward capital loss amounting to approximately $ 2,650. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

          As of December 31, 2005, carryforward tax losses relating to non-Israeli companies (U.S. and China), amounted to approximately $ 9,750.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 12:- TAXES ON INCOME (CONT.)

          As the Company believes that the tax assets in respect of these carryforward losses amounting to approximately $ 17,935 are not more likely than not to be realized, the Company has recorded a valuation allowance in respect of the entire amount of the deferred tax asset relating to the carryforward losses.

     d.   Income (loss) before income taxes:

                        YEAR ENDED DECEMBER 31,
               -------------------------------------
                 2005           2004           2003
               -------        -------        -------

Domestic       $(2,254)       $   937        $   867
Foreign            (75)          (115)          (109)
               -------        -------        -------

               $(2,329)       $   822        $   758
               =======        =======        =======

     e. The main reconciling items between the statutory tax rate of the Company and the effective tax rate is the valuation allowance recorded in respect of the tax assets relating to net operating loss carryforwards and other temporary differences due to the uncertainty of the realization of such tax assets.

NOTE 13:- FINANCIAL INCOME (EXPENSES), NET

                                                              YEAR ENDED DECEMBER 31,
                                                       -------------------------------------
                                                         2005           2004           2003
                                                       -------        -------        -------
Income:
   Gain on restructuring of debt, net (see Note
     11c)                                              $     -        $     -        $ 1,013
   Foreign currency exchange differences                   164            234              -
   Interest on cash equivalents and restricted
     cash                                                   20              4              9
                                                       -------        -------        -------

                                                           184            238          1,022
                                                       -------        -------        -------
Expenses:
   Interest on convertible note                            181             64              -
   Amortization expenses on convertible note and
     deferred expenses                                     234            115              -
   Foreign currency exchange differences                   156             79             22
   Interest on loans and other credit balances              68             82            230
   Bank commissions                                        100            116             59
   Others                                                   69             30              3
                                                       -------        -------        -------

                                                           808            486            314
                                                       -------        -------        -------

                                                       $  (624)       $  (248)       $   708
                                                       =======        =======        =======

NOTE 14:- RELATED PARTY TRANSACTIONS

     There are no related party balances as of December 31, 2005 and 2004, and no related party transactions for the years ended December 31, 2005, 2004 and 2003.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

     a. In accordance with Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information", the Company is organized and operates as one business segment, which develops, manufactures and sells ATE products, avionics equipment and aviation data acquisition and debriefing systems.

     b.   Revenues by geographic areas:

          Revenues are attributed to geographic area based on the location of the end customers as follows:

                           YEAR ENDED DECEMBER 31,
                    -----------------------------------
                      2005          2004          2003
                    -------       -------       -------

North America       $ 5,096       $ 4,715       $ 5,115
Europe                  586         3,022         3,436
Israel                5,546         4,998         3,224
Others                2,193         1,425           540
                    -------       -------       -------

Total               $13,421       $14,160       $12,315
                    =======       =======       =======

     c.   Major customers:

          Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues, are as follows:

                YEAR ENDED DECEMBER 31,
                ----------------------
                2005     2004     2003
                ----     ----     ----
                          %
                ----------------------

Customer A       12       19       11
Customer B       14       *)       12
Customer C       21       *)       22
Customer D       *)       10       14
Customer E        -       11        -
Customer F       *)       17       19
Customer G       12       *)       *)

          *)   Less than 10%.

     d.   Long-lived assets by geographic areas:

                 DECEMBER 31,
             -------------------
              2005         2004
             ------       ------

Israel       $5,332       $4,718
China         1,108        1,333
             ------       ------

             $6,440       $6,051
             ======       ======

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16:- NET EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted net earnings (loss) per share:

                                                                        YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                  2005              2004          2003
                                                              ------------        -------       -------
Numerator:

Net income (loss)                                             $     (2,329)       $   822       $   758
                                                              ============        =======       =======

Denominator:

Weighted average number of Ordinary shares outstanding
   during the year used to compute basic net earnings
   (loss) per share (in thousands)                                  22,513         19,374        18,511
Incremental shares attributable to exercise of
   outstanding options and warrants (assuming proceeds
   would be used to purchase Treasury stock) (in
   thousands)                                                            -          4,310         1,193
                                                              ------------        -------       -------

Weighted average number of Ordinary shares outstanding
   during the year used to compute diluted net earnings
   (loss) per share (in thousands)                                  22,513         23,684        19,704
                                                              ============        =======       =======

Basic net earnings (loss) per share                           $      (0.10)       $  0.04       $  0.04
                                                              ============        =======       =======

Diluted net earnings (loss) per share                         $      (0.10)       $  0.03       $  0.04
                                                              ============        =======       =======

                               S I G N A T U R E S

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                                RADA ELECTRONIC INDUSTRIES LTD.


                                                By: /s/ Herzle Bodinger
                                                -----------------------
                                                Herzle Bodinger
                                                President


Dated:  March 30, 2006