Form 20-F
period 2006-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2007-03-30
CIK 761238

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 20-F

     [_]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE
          SECURITIES EXCHANGE ACT OF 1934

                                       OR

     [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
          EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

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
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

       TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH REGISTERED
------------------------------------   -----------------------------------------
ORDINARY SHARES, NIS 0.015 PAR VALUE              NASDAQ CAPITAL MARKET

Securities registered or to be registered pursuant to Section 12(g) of the Act:
NONE

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

           ORDINARY SHARES, PAR VALUE NIS 0.015 PER SHARE...8,728,509
                            (as of December 31, 2006)

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

                               Yes [X]     No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

   Large accelerated filer [_] Accelerated filer [_] Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

                           Item 17 [_]     Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               Yes [_]     No [X]

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

     Our shares are traded on the NASDAQ Capital Market, under the symbol "RADA"
as used in this annual report, the terms "we," "us" and "our" mean RADA
Electronic Industries Ltd. and its subsidiaries, unless otherwise indicated.

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

     In 2006, we received a letter from the NASDAQ Stock Market indicating that our ordinary shares were subject to delisting from the NASDAQ Capital Market as a result of our shares trading below a minimum bid price of $1.00 for thirty consecutive trading days. In order to regain compliance with this requirement our shareholders approved a one share for three shares reverse split on January
29, 2007 and the reverse stock split was effective as of February 14, 2007. As a result of the reverse stock split, we are presently in compliance with the
Nasdaq Stock Market Rules. All share and per share amounts in this annual report reflect the reverse stock split.

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

                                      -i-

                                TABLE OF CONTENTS

          A.     Consolidated Statements and Other Financial

                                      -ii-

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS
          FOR AUDIT COMMITTEE...........................................65
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND

S I G N A T U R E S.....................................................67

                                     -iii-

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     We derived the following consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 from our audited consolidated financial statements included in this annual report. We derived the consolidated statements of operations data for the years ended December 31, 2002 and 2003, and the consolidated balance sheet data as of December 31, 2002, 2003 and 2004 from our audited consolidated financial statements that are not included in this annual report.

                                                              Year Ended December 31,
                                              --------------------------------------------------------
                                                2002        2003        2004        2005        2006
                                              --------    --------    --------    --------    --------
                                             (U.S. dollars in thousands, except share and per share data)

Revenues ..................................   $ 10,399    $ 12,315    $ 14,160    $ 13,421    $ 13,037
Cost of revenues ..........................      9,223       9,592      10,287      12,082      10,999
                                              --------    --------    --------    --------    --------
Gross profit ..............................      1,176       2,723       3,873       1,339       2,038
   Research and development expenses ......        122           -           -           -         181
   Marketing, selling, general and
      administrative expenses .............      3,809       2,698       2,854       3,094       3,110
Operating income (loss) ...................     (2,035)         25       1,019      (1,755)     (1,253)
Financial income (expenses), net ..........       (364)        708        (248)       (624)       (775)
Other income (expenses), net ..............       (290)         (2)         23          33          45
Minority interest in losses (gains) of
subsidiary ................................        206          27          28          17         (17)
Net income (loss) .........................   $ (2,483)   $    758    $    822    $ (2,329)   $ (2,000)
                                              ========    ========    ========    ========    ========
Basic net income (loss) per share* ........   $  (0.45)   $   0.12    $   0.12    $  (0.31)   $  (0.23)
                                              ========    ========    ========    ========    ========
Diluted net income (loss) per share* ......   $  (0.45)   $   0.12    $   0.09    $  (0.31)   $  (0.23)
                                              ========    ========    ========    ========    ========
Weighted average number of shares used
   to compute basic net income (loss) per
   share* .................................      5,518       6,170       6,458       7,504       8,723
                                              ========    ========    ========    ========    ========
Weighted average number of shares used
   to compute diluted net income (loss) per
   share* .................................      5,518       6,568       7,895       7,504       8,723
                                              ========    ========    ========    ========    ========

----------

     *All share and per share amounts reflect a one share for three shares reverse stock split that was effective February 14, 2007.

                                                                 As of December 31,
                                               ------------------------------------------------------
                                                 2002        2003        2004       2005       2006
                                               --------    --------    --------   --------   --------
                                                             (U.S. dollars in thousands)

BALANCE SHEET DATA:
Working capital (deficiency) ...............   $ (8,055)   $ (2,716)   $  2,265   $  3,575   $  3,514
Total assets ...............................     14,607      14,549      18,297     18,890     17,455
Short-term credits and current maturities of      5,697       1,123          14        877        559
long-term loans
Long-term debt, net of current maturities ..          -       1,220           -          -        142
Convertible note ...........................          -           -       2,346      2,560      2,858
Capital stock ..............................     58,893      59,247      64,184     67,016     67,355
Shareholders' equity .......................        485       2,878       7,232      7,735      6,074

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
ANY OF THE FOLLOWING RISKS. IN THAT CASE, THE VALUE OF OUR ORDINARY SHARES COULD
DECLINE, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

WE HAVE A HISTORY OF LOSSES, AND MAY NOT BE ABLE TO ACHIEVE OR SUSTAIN
PROFITABILITY IN THE FUTURE.

     In the year ended December 31, 2006 we recorded a net loss of $2 million.
We have incurred losses in three out of the last five years and as of December
31, 2006 our accumulated deficit was $61 million. We may not be able to achieve or sustain profitability in the future.

WE MAY NOT BE ABLE TO SERVICE OUR DEBT, INCLUDING $3 MILLION OF CONVERTIBLE
NOTES DUE ON JULY 12, 2007.

     Our ability to pay or to refinance our indebtedness, including $3 million of convertible notes due July 12, 2007, will depend upon our future operating performance. Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If we are unable to meet our debt service obligations or fund our other liquidity needs, we would attempt to restructure or refinance our indebtedness or seek additional equity capital. It may be challenging for us to accomplish such actions on satisfactory terms.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, WHICH MAY NOT BE
AVAILABLE TO US.

     Our working capital requirements and the cash flow from our operating activities are likely to vary greatly from quarter to quarter, depending on the timing of orders and deliveries, the build-up of inventories, and the payment terms offered to our customers. As a consequence of our significant losses, we incurred significant bank debt and sold equity and debt securities in private placements in the years 1997 through 2006. We may need to raise additional funds for a number of uses, including:

     o    Working capital and operating activities;

     o    Implementing marketing and sales activities for our products;

     o    Maintaining and expanding research and development programs;

     o    Hiring additional qualified personnel; and

     o    Supporting an increased level of operations.

     We may not be able to obtain additional funds on the most favorable terms.
If we cannot raise needed funds on favorable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

     o    Develop new products;

     o    Enhance our existing products;

     o    Remain current with evolving industry standards;

     o    Fulfill our contractual obligations;

     o    Take advantage of future opportunities;

     o    Respond to competitive pressures or unanticipated requirements; or

     o    Retain our listing on the NASDAQ Capital Market.

     If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.
Any equity or debt financings may cause dilution to our then-existing shareholders and may increase our financing expenses. If additional funds are raised through the issuance of equity securities, the net tangible book value per share of our ordinary shares would decrease and the percentage ownership of then current shareholders would be diluted.

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

REDUCTION IN MILITARY BUDGETS WORLDWIDE MAY CAUSE A REDUCTION IN OUR REVENUES,
WHICH WOULD ADVERSELY AFFECT OUR BUSINESS, OPERATING RESULTS AND FINANCIAL
CONDITION.

     A significant portion of our revenues is derived from the sale of products with military applications. These revenues, on a consolidated basis, totaled approximately $11.6 million, or 89% of revenues in 2006, $11.8 million, or 88%
of revenues in 2005, and $11.8 million, or 83% of revenues in 2004. The military budgets of a number of countries may be reduced in the future. Declines in military budgets may result in reduced demand for our products and manufacturing services. This would result in reduction in our core business' revenues and adversely affect our business, results of operations and financial condition.

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

WE DEPEND ON SALES TO KEY CUSTOMERS AND THE LOSS OF ONE OR MORE OF OUR KEY
CUSTOMERS WOULD RESULT IN A LOSS OF A SIGNIFICANT AMOUNT OF OUR REVENUES.

     A significant portion of our revenues is derived from a small number of customers. Our major customers during the three years ended December 31, 2006 were as follows:

                                     Percentage of Revenues
                                   ----------------------------
                                   2004        2005        2006
                                   ----        ----        ----

Smiths Electronic Systems .          5%         21%         38%
The Boeing Company ........         10%          3%          -
Israeli Ministry of Defense         19%         12%          5%
Israel Aviation Industries           6%         14%         20%
Portuguese Air Force ......         17%          -           2%
U.S. Navy .................         11%          -           -
Lockheed Martin ...........          5%         12%          9%
Hindustan Aeronautics .....          -           5%          3%

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

WE MAY ENCOUNTER DIFFICULTIES WITH OUR INTERNATIONAL OPERATIONS AND SALES.

     While our principal executive offices are located in Israel, exports accounted for 67% of our sales in 2006, 59% of our sales in 2005 and 65% of our sales in 2004. This subjects us to many risks inherent in engaging in export international business, including:

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

WE ARE DEPENDENT ON OUR SENIOR MANAGEMENT AND KEY PERSONNEL, IN PARTICULAR
HERZLE BODINGER, OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER, WHOSE LOSS COULD
ADVERSELY AFFECT OUR BUSINESS.

     Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are dependent on the services of Herzle Bodinger, Our chairman and chief executive officer. We do not carry key person life insurance on our senior management or key personnel. Any loss of the services of Herzle Bodinger, other members of senior management or other key personnel could negatively and materially effect our business.

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

THE STATUS OF OUR CHINESE SUBSIDIARY AND ITS JOINT VENTURE WITH BEIJING TIANZU
FORESTRY COMPANY IS UNCERTAIN AND WE MAY BE REQUIRED TO INITIATE LITIGATION IN
ORDER TO ENFORCE OUR RIGHTS.

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
However, the transfer of the title to the land and the buildings has not been completed. Although Tianzu is legally obligated to complete such transfer of title to the land and the buildings, such transfer may not be completed and we may be required to initiate litigation in order to enforce our rights to receive title to the land and buildings.

COMPLIANCE WITH CHANGING REGULATION OF CORPORATE GOVERNANCE AND PUBLIC
DISCLOSURE MAY RESULT IN ADDITIONAL EXPENSES.

     As a result of certain corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general have increased in recent years. The Sarbanes-Oxley Act of 2002 requires changes in some of our corporate governance and securities disclosure or compliance practices. We expect that the on-going implementation of these regulations will further increase our legal compliance costs and will make some activities more time consuming. We are presently evaluating and monitoring regulatory developments and cannot estimate the magnitude of additional costs we may incur as a result of such developments. Implementing
Section 404 of the Sarbanes-Oxley Act of 2002, which governs internal controls and procedures for financial reporting, will require expenditure of significant management time and financial resources to comply with the applicable requirements. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

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

     o    Future sales of our ordinary shares;

     o    Delisting of our shares from the NASDAQ Capital Market; and

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

RISKS RELATING TO OUR LOCATION IN ISRAEL

CONDUCTING BUSINESS IN ISRAEL ENTAILS SPECIAL RISKS.

     We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the
State of Israel. As a result, the political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of
Israel could have a material adverse effect on our business, financial condition and results of operations.

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, which began in
September 2000 and which has continued with varying levels of severity through
2006. In July 2006, an armed conflict began between Israel and Hezbollah forces in Lebanon, which involved rocket attacks on populated areas in the northern parts of Israel. On August 14, 2006, a cease-fire between Hezbollah and Israel took effect. This situation has had an adverse effect on Israel's economy, primarily in the geographical areas directly harmed by this conflict. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. No predictions can be made as to whether or when a final resolution of the area's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development or our operations.

     Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries.
Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

WE MAY BE ADVERSELY AFFECTED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE
OF DEVALUATION OF THE NIS AGAINST THE U.S. DOLLAR.

     In 2006, approximately 31% of our expenses were in U.S. dollars or U.S.
dollar-linked NIS, in 2005 approximately 38% of our expenses were in U.S.
dollars or U.S. dollar-linked NIS and in 2004 approximately 34% of our expenses were in U.S. dollars or U.S. dollar-linked NIS. In each of these years, virtually all our remaining expenses were in unlinked NIS. Our expenses that are denominated in U.S. dollars or paid in Israeli currency linked to the U.S.
dollar-NIS exchange rate are influenced by the extent to which any inflation in
Israel is not offset (or is offset on a lagging basis) by the devaluation of the
NIS in relation to the U.S. dollar. In 2004 and 2005, the rate of inflation was
1.2% and 2.4%, respectively and in 2006 the rate deflation was 0.1% and the NIS was reevaluated against the dollar. These changes, as well as the recent world-wide devaluation of the U.S. dollar, have affected our operations, financial condition and results of operations by decreasing the NIS equivalents of our U.S. denominated revenues and increasing the U.S. dollar equivalents of our NIS denominated expenses. We may be adversely affected in the future if the rate of inflation in Israel exceeds the devaluation of the NIS against the U.S.
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

     In April 1985, we completed an initial public offering. Our ordinary shares are traded on the NASDAQ National Market from our initial public offering in
1985 until June 10, 2002 when the listing of our ordinary shares was transferred to the NASDAQ Capital Market. We are listed under the symbol "RADA."

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

     Our capital expenditures for the years ended December 31, 2004, 2005 and
2006 were approximately $349,000, $411,000 and $236,000, respectively. These expenditures were principally for machinery equipment and office furniture and equipment.

B.   BUSINESS OVERVIEW

INDUSTRY OVERVIEW

     Our activity is focused on the market for defense electronics products.
This market has been growing in recent years and is currently a large part of the defense business. Two contradictory forces control the defense electronics market. On the one hand, new military aircraft are equipped with significantly more avionics systems than they used to carry ten to twenty years ago. In addition, the increasing usage of advanced avionics in modern aircraft, including upgrades of existing technology and growing number of unmanned aerial vehicles, or UAVs, has provided significant growth to the market. On the other hand, the significant reduction in the price of electronic systems is shrinking the dollar value of the market.

     Advanced defense electronics systems are, typically, derivatives or enhancements of consumer electronic systems. Most of the defense electronics systems are built for commercial components and even sub-systems, a fact that reduces the overall price and, at the same time, generates complex obsolescence issues.

     Customers for defense electronics products in the aerospace field are either governments or major integrators. Doing business with these customers is complex, has a long sales cycle and requires long term commitments for future support of delivered hardware. Production batches of these products are, usually small, especially in the retrofit market.

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

PRODUCTS AND SERVICES

     We provide integrated avionic solutions. Our aim is to provide not only state of the art products but also comprehensive end- to- end solutions for one or more avionic systems. The first integrated system that we provided was for the A-4 avionics upgrade program of the Israeli Air Force, or IAF. This program was the first comprehensive and complete avionics system to be provided entirely by us. During 2004, we increased our involvement and development efforts in the area of unmanned aircraft vehicles. Currently we have four new product lines:

     o    Net-Centric Digital Recorder and related recording devices;

     o    Ground information management systems that support our recording products and provide advanced data management capabilities;

     o    Optronic products based on technology we acquired as part of the
          Vectop transaction; and

     o    Inertial navigation products based on ring laser gyros, or RLG, fiber optic gyros, or FOG, and micro-electro mechanical sensors, or MEMS.

     In addition, we continue to sell and support our traditional products including:

     o    Advanced training solutions;

     o    Integrated trainer aircraft avionics packages;

     o    Flight data recorders and supporting ground analysis;

     o    Unmanned aerial vehicle avionics; and

     o    Automatic testing solutions.

     We also provide manufacturing services to original equipment manufacturers in Israel and in the United States, using the manufacturing capabilities of our
Beit She'an plant. We offer production of turnkey solutions, in "build to print"
or "build to specification" modes. To date, we have provided manufacturing services to, among others, Smiths, Israel Aircraft Industries, or IAI, and
RAFAEL Armament Development Authority Ltd., or RAFAEL. Our China-based subsidiary provides test and repair services using our CATS(TM) testers and test program sets.

NET CENTRIC DIGITAL RECORDER - NCDR

     Recent developments in digital video recording systems and the significant reduction in size and cost of solid state memories have turned solid state digital video recording systems into the de-facto standard solution for airborne applications. These systems have begun penetrating the aviation industry in new aircraft such as the F-16I, as well as in the retrofit market. Identifying this trend, we developed the Net Centric Digital Recorder, or NCDR with the view of capturing sales from: (i) new aircraft that will be delivered with digital recorders; (ii) the retrofit market for airborne video tape recorders; and (iii)
the integration of various additional applications into the NCDR, making it an airborne server.

     The NCDR, together with our ground debriefing system, provides advanced debriefing at an affordable price. We have identified a growing need for digital video replacement of aging analog airborne video tape recorders, or VTR.
Approximately 15,000 VTRs are installed on board fighter aircraft today and we have initiated a world-wide marketing effort to promote the replacement of these aging VTRs with our new NCDR. This marketing activity has been successful in several programs around the world, especially in our strategic markets. We were awarded the U.S. Navy T-45 advanced trainer digital recorder and processor program and we are making final deliveries of our NCDR to the Chilean Air Force for its F-16 fleet. In 2006, we were chosen by Lockheed Martin to provide the
NCDR for all LM F-16 aircraft. We won a similar NCDR program for an Indian Navy aircraft. The NCDR is fully qualified and is continuously being demonstrated to various potential customers. We currently market the NCDR jointly with Smiths, utilizing Smiths' broader access to the market, especially in the U.S.

     Additional applications are being developed and integrated into the NCDR in order to provide an integrated airborne data server. These applications include embedding data transfer capability to the system enabling the NCDR not only to record during flight but also to provide data to the aircraft before flight, and the integration of ground collision warning based on digital terrain data stored in the NCDR memory.

GROUND INFORMATION MANAGEMENT SYSTEMS

     Since 1999, we have offered operational ground debriefing stations complementing our airborne systems. The operational ground debriefing station is a PC-based application operating in a Windows NT/2000/XP(R) environment. The solution, provides a state-of-the-art debriefing environment, fully capitalizing on all available digital and video information in a highly synchronized presentation. Further capitalizing on current day technology, individual stations have a networking capability, providing data sharing, as well as cross-unit and inter-air force debriefing.

     The IAF and two other air forces have purchased ground debriefing systems for their F-16 A/B, F-5 and A-4 fleets.

     As part of the Peace Marble, or PM-V Program, with Lockheed Martin
Aerospace, we developed the next generation of our ground information management system by advancing it to the digital video era. This modification has resulted in significant growth in the system's capability as well as establishing our system as a major and central device in the day- to-day operation of air force squadrons.

     As of December 31, 2006, we have delivered 22 systems to the PM-V Program as well as two additional debriefing systems to Lockheed Martin Aerospace for use in integration and flight-testing. We are in the final stages of a completing a digital debriefing system for the new F-16s purchased by the
Chilean Air Force. As an extension of the development work completed as part of the PM-V Program, we are supplying the Chilean Air Force with a digital video recorder for each of their F-16 aircraft as well as an advanced digital video ground debriefing station. This station will be linked to a F-5 ground debriefing station we previously delivered to the Chilean Air Force, creating a common network debriefing solution for both front-line aircraft.

     In addition, each NCDR system includes some derivative of our ground data management system to enable playback of recorded data.

OPTRONIC PRODUCTS FOR AIRBORNE AND GROUND VEHICLES

     The acquisition of the Vectop's assets in February 2005 provided us with a new product line. Airborne cameras are an integral part of any training and airborne debriefing system on board military platforms. Our customers include major Israeli integrators (such as IAF, IAI and Elbit), as well as foreign customers.

     This product line includes:

     o    EYE WITNESS. An airborne heads-up display, or HUD, and a camera, that is sold to customers in different configurations. We believe that a significant part of the future revenues related to the assets purchased from Vectop will be derived from the Eye Witness. We are currently competing in an IAF bid with this product.

     o    NIGHT WITNESS. A night vision camera that can be installed on any pair of night vision goggles to enable the recording of the pilot's view through the night vision goggles. Its unique capability has been integrated in several fighter aircraft and helicopter programs.

     o    ARMOR SENTRY. A video camera developed for ground armored vehicles and tanks. This system is being delivered to the Israeli ground forces for installation in the new "Merkava" battle tank and is generating interest in foreign markets. We recently won a bid for a continuation program for the "Merkava" and began making deliveries in the fourth quarter of 2006.

     o    SNIPER WITNESS. The Sniper Witness enables sniper training facilities to better analyze the activities of the trainees as well as accurately debrief the operation, resulting in better training. The system is based on a miniature video camera attached to the sniper sight and a portable video recorder. The system is used by an Israeli armed forces training facility and is currently being demonstrated to other armed forces in the U.S. and Europe.

INERTIAL AND GLOBAL POSITIONING SYSTEMS BASED NAVIGATION SOLUTIONS

     During 2003, we developed low cost navigation systems based on a RLG, and global positioning systems, or GPS. Our RLG based system is now qualified and operational as part of the IAF A-4 upgrade program. This development provided us with the know-how to further develop navigation solutions based on other sensors.

     During 2005, we initiated a research and development program to integrate the FOG and MEMS sensors into our navigation systems Navigation systems based on these sensors are significantly more cost effective. We believe that the market for low cost navigation systems includes significantly more potential installations including ground based and marine based systems.

     Today, we offer our customers our existing RLG navigation system, or RNS, as part of our avionics packages and as a stand-alone system and we also offer a
MEMS based solution. We plan to offer a new FOG based navigation system by mid
2007.

ADVANCED TRAINING SOLUTIONS

     Our training solutions are based on a complete and integrated system that incorporates an airborne component installed in the aircraft and a ground-based component, installed in the squadron facilities. Recent technological developments, undertaken primarily for the IAF, enable system adaptation to any kind of aircraft, regardless of its onboard avionics systems. Our more recent solutions are based on our newly developed Net Centric Digital Recorder, which allows the integration of our airborne digital video recordings with numerous other digital data components and provides the essential building blocks for a squadron information management network, or SIMNET, as a ground component.

INTEGRATED TRAINER AIRCRAFT AVIONICS PACKAGE

     Following our selection by the IAF to provide our ACE(TM) integrated trainer aircraft avionics package for their advanced trainer, the A-4 Skyhawk, we were awarded a follow-on program aimed at total replacement of the aging avionics package of the A-4 aircraft with a new, upgraded package. The new avionics package replaced the legacy weapon delivery and navigation system of the aircraft with a new state-of-the-art system that significantly improved the capabilities of the A-4, increased its reliability and provided advanced training capabilities.

     The upgraded system includes an inertial navigation system, or INS, GPS,
HUD, camera, central weapon delivery and navigation processor based on an enhanced flight monitoring unit, which is the core of the ACE(TM) system and a control and display unit. The upgraded A-4 program was completed during 2005. We expect to negotiate the terms of an additional upgrade package to the IAF A-4 aircraft during the first half of 2007.We believe that this program places us among the few companies worldwide that performed a complete aircraft avionics system upgrade. As a result of the A-4 system development, we have proposed similar, cost effective, trainer aircraft avionics packages to other customers.
The A-4 avionics package provides, at a very affordable price, a complete and modern avionics suite tailored for trainer aircraft. We have launched marketing efforts to promote this package to different customers.

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
We are currently upgrading the FACE(TM) systems we supplied to the Royal
Netherlands Air Force for its F-16 aircraft between the years 1996 and 1999.
During 2004 we supplied FACE(TM) systems for the F-16 fleet of the Portuguese
Air Force and for U.S. Navy aircraft, and during 2006 we supplied FACE(TM)
systems to the USAF as part of an FMS upgrade for F-16 aircraft of the Jordanian
Air Force. We believe that we will be able to continue to secure additional
FACE(TM) contracts in the future.

     DATA ACQUISITION SYSTEM - DAS

     The DAS is an advanced avionics data acquisition system designed to acquire, process and record data from various aircraft systems. We developed and jointly marketed with Smith the DAS for the new IAF F-16I aircraft. DAS consists of two sub-systems, a data acquisition unit, or DAU, and an enhanced crash survival memory unit, or ECSMU. The DAU interfaces with numerous data systems and data channels in the aircraft and acquires, processes and records data, mostly for maintenance purposes. The ECSMU is a "black box" capable of recording digital data and digitized audio transferred through the DAU. The DAS is a form fit replacement for the CSFDR system, which is currently installed on most F-16 aircraft worldwide. DAS has been offered as a substitute in various projects that require a flight data recorder with advanced capabilities and growth potential.

     The DAS is designed to meet all commercial aviation requirements for "black box" recorders, thus expanding its market potential. During 2004, we started supplying production DAS units to the IAF and entered into contracts to supply
DAS units to the Polish Air Force and the Korean Air Force starting in 2005.
Additional DAS contracts, for the USAF and others, are expected during 2008

     PERFORMS (PROCESSING, EVALUATING, AND REPORTING OF FORCE MANAGEMENT DATA
     SOFTWARE)

     Starting in mid-2001 we have been the primary sub-contractor to Lockheed
Martin Aerospace in the development of a new aircraft data logging and analysis software package, known as PERFORMS. PERFORMS is designed to replace the aging and hard to support data processing station, or DPS, that was developed to provide data logging and fatigue analysis for all F-16 aircraft users. PERFORMS is a Windows 2000(R) based software package, utilizing a state-of- the-art graphics user interface, and provides all the required infrastructure to perform any type of analysis on data acquired by all legacy F-16 airborne flight data recorders.

     The analysis includes fatigue monitoring, engine usage monitoring and other applications that may be added, as required by different users. The recorded data is downloaded to the station and stored in a commercial off the shelf database with an interface for "plug-in" applications, allowing those applications to access the data, manipulate and analyze it and provide a variety of maintenance management tools. The program is managed by Lockheed Martin
Aerospace and is supplied to F-16 users in evolving software "builds" delivered every 12 months starting in April 2003. Updated and upgraded PERFORMS software packages were delivered during 2004 and 2005, 2006 and are scheduled for delivery in 2007. Various air force customers currently use the software, and we expect to receive requests to support the installation and operation of the software from these users.

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

     We initiated efforts to penetrate this market during 2001. Since then we have entered into a contract with IAI to develop and provide an Input Output
Controller, or IOC, a unit that is part of our data acquisition systems product line, for IAI's next generation UAV. We are continuing our efforts to widen our participation in this important program as well as in other programs. The development of this product was completed, and it is currently in production, including various derivatives that were added to a complete package that incorporates 10 units per aircraft. In addition, we have won and are delivering other types of units for the same UAV model which includes up to 23 units per aircraft. This numbers will provide us with significant sales volume when the
UAV program serial production picks up.

     During 2004, we developed and delivered a miniature avionics module (MAM)
to IAI. This unit is aimed at the miniature UAV market and provides complete avionics capabilities in a single miniaturized unit. This unit was recently selected for a miniature UAV sold by IAI to a foreign customer and we expect to be under contract for delivery of serial units during 2007

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

COMMERCIAL AVIATION TEST STATIONS - CATS(TM)

     The Commercial Aviation Test Stations, or CATS(TM), is a family of multi-purpose, computerized automatic test equipment that meets the specific needs of airlines and third party maintenance companies. The CATS(TM) stations test and repair a variety of electronic units in existing commercial aircraft, incorporating tools for testing, troubleshooting, and performing diagnostic procedures. CATS(TM) stations replace or augment test stations from aircraft manufacturers or avionics OEM suppliers, while automating multiple manual test procedures.

MANUFACTURING SERVICES

     In 2000, we began providing manufacturing services to OEMs located in
Israel and the United States, using the excess manufacturing capacity at our
Beit She'an plant. We offer manufacturing turnkey solutions, either in "build to print" or "build to specification" modes. To date, we have provided our manufacturing services to Smiths, IAI, RAFAEL, and other Israeli companies, both in the defense and commercial sectors.

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
In September 1999, the U.S. and the State of Israel signed a letter of acceptance pursuant to which the U.S. agreed to provide the IAF with 50 F-16I aircraft and an option for an additional 52 aircraft, which was exercised in
June 2001 for a total of 102 F-16I aircraft. In cooperation with Smiths, we are developing and supplying the data acquisition system that includes the advanced data acquisition unit and an enhanced crash survivable memory unit, which will be manufactured in our Beit She'an facility. In addition, in March 2001 we signed an agreement with the Aircraft Structural Integrity Program Group of
Lockheed Martin pursuant to which we are assisting in the development of a fatigue analysis system based on a PC computer for analyzing structural fatigue of the F-16 aircraft. As the main subcontractor, our principal task is to develop the software for the fatigue analysis system. The fatigue analysis system will utilize data collected from the data acquisition unit and our
FACE(TM) system, as well as other systems used by air forces operating F-16 aircraft. In 2006 we were chosen by Lockheed Martin to supply the baseline NCDR for all F-16 FMS sales and upgrades.

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

     In October 2003, we signed a teaming agreement with Smiths. The teaming agreement establishes cooperation in connection with the products for the PM-V
Program and its derivatives. In addition, the agreement details commitments made by Smiths to purchase production services from us in the future.

     During 2004, we expanded our cooperation with Smiths to include our newly developed Net Centric Digital Recorder and have jointly offered this product to potential customers. In late 2006, we entered into a contract in the US for the adaptation and production of the NCDR for various platforms, including the US
NAVY T-45 and for Foreign Military Sales of F-16.

     In addition to the cooperation with Smiths in connection with the PM-V
Program, we are currently supplying the Royal Netherlands Air Force with an integration package for our FACE(TM) System and Smiths' black box for its F-16
MLU fleet. A similar package is also being supplied to the Portuguese Air Force and the Royal Jordanian Air Force.

     ISRAEL AIRCRAFT INDUSTRIES. IAI was our second largest customer in 2006, accounting for approximately 20% of our total revenues. We are actively supplying avionics and test equipment to four different divisions of IAI. We have identified the Israeli government-owned aerospace industries as potential customers and cooperation entities. In particular the Lahav and Malat divisions of IAI, major aircraft integrators, require our services as an avionics and test equipment providers.

     MARKETING

     Our chairman and chief executive officer, Herzle Bodinger and our vice president business development, Zvi Alon, lead our marketing efforts. We currently employ five other persons in marketing our core business products. Our engineering department supports our marketing staff with respect to product pricing and technical demonstrations. In addition, we have sales consultants, agents and representatives in Europe, South America, and India who receive commissions for sales effected through them.

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

PRINCIPAL CUSTOMERS

     Generally, we complete a few major transactions each year, each in an amount comprising approximately 10% of our revenues for such year. As a result, each year a significant portion of our revenues is derived from a small number of customers. The following table sets forth our principal customers in 2005 and
2006:

                                    2005     2006
                                    ----     ----

    Smiths Electronic Systems .      21%      38%
    The Boeing Company ........       3%       -
    Israeli Ministry of Defense      12%       5%
    Israel Aviation Industries       14%      20%
    Portuguese Air Force ......       -        2%
    U.S. Navy .................       -        -
    Lockheed Martin ...........      12%       9%
    Hindustan Aeronautics .....       5%       3%

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

                                             2004     2005     2006
                                             ----     ----     ----

Israel .................................      35%      41%      33%
North America ..........................      33%      38%      36%
Europe .................................      21%       5%       6%
Other (mainly India and Central America)      10%      16%      25%

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

MANUFACTURING AND SUPPLY

     Our main production facilities are located in Beit She'an, Israel. The plant is equipped to handle most of our manufacturing processes and testing requirements. For several specific processes we utilize subcontractors. This approach is a key to our flexibility and versatility.

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

C.   ORGANIZATIONAL STRUCTURE

     We had one active subsidiary in 2006, Beijing Huarui Aircraft Components
Maintenance and Services Co., an 80% owned subsidiary based in China that is engaged in aircraft repair services.

D.   PROPERTY, PLANTS AND EQUIPMENT

     We own a 30,000 square feet building in Beit She'an, Israel. The building, which includes manufacturing facilities, warehouse space and a portion of our development facilities, is situated on land leased from the Israel Land
Authority for a period of 49 years until 2034. The plant has sufficient capacity to meet our current requirements. If volume was to increase significantly, we believe that we will be able to increase the number of workers or shifts at the plant, or use more subcontractors.

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
However, the transfer of the title to the land and the buildings has not been completed. Although Tianzu is legally obligated to complete such transfer of title to the land and the buildings, we can not guarantee that such transfer will be completed, or that we will not be required to initiate litigation in order to enforce our rights to receive title to the land and buildings. In
January 2007, we met with Tianzu and discussed a potential resolution whereby
Tianzu will withdraw from the joint venture, waiving their interest in the joint venture, while obtaining title to the land and building.

     The aggregate annual rent for our offices in Israel was approximately
$177,000 in 2006.

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
The majority of our sales are made outside Israel and a substantial part of them are in dollars. In addition, a substantial portion of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and our subsidiary operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. All monetary balance sheet accounts have been remeasured using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been remeasured using the average exchange rate for the period.

     On February 14, 2007, we effected a one share for three shares reverse stock split with respect to our ordinary shares. All share and per share amounts in this report have been restated for all prior periods to reflect the reverse stock split.

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

     We believe the following accounting policies are the most critical in fully understanding and evaluating our financial condition and results of our operations under U.S. generally accepted accounting principles.

     REVENUE RECOGNITION. Our revenues mainly derived from sales of automated test equipment and avionics products and from long-term fixed price contracts for ATE, avionics and ground debriefing systems. In addition, we lease ATE and provide manufacturing, development and product support services. Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the collection of the fee is probable. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse, unless we can objectively and reliably demonstrate that the criteria specified in the acceptance provisions are satisfied.

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
Revenue under operating leases of equipment are recognized ratably over the lease period. Revenues from certain arrangements may include multiple elements within a single contract. Generally, our arrangements are accounted for as separate units of accounting when it is possible to determine objective and reliable evidence of fair value of the undelivered elements in order to separate the fees among the elements. Revenue is recognized when the element is delivered and all other criteria for revenue recognition are met.

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

     INTANGIBLE ASSETS. Costs of producing our TPS software library, which can be integrated with our CATS test station, incurred subsequent to achieving technological feasibility, were capitalized, and are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the software. We assess the recoverability of these intangible assets at each balance sheet date by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software products sold. The use of different assumptions with respect to the expected cash flows from our assets and other economic variables may lead to different conclusions regarding the recoverability of our assets' carrying values and to the potential need to record an impairment loss for our intangible assets. An intangible asset related to customer relationships has been recorded as a result of our acquisition of certain assets and liabilities of Vectop in February 2005 and is being amortized using a straight line basis over the expected useful life of five years. For the year ended December 31, 2006, we recorded $19,000 of impairment charges on specific TPS's from which we do not anticipate to derive future revenues.

     IMPAIRMENT OF LONG-LIVED ASSETS. We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount the carrying value of the asset exceeds its fair value. For the year ended December 31, 2006, no impairment was required.

     SHARE-BASED COMPENSATION. Effective January 1, 2006, we account for stock-based compensation in accordance with FASB Statement No. 123 (Revised
2004), "Share-Based Payment," or SFAS 123(R), applying the modified prospective method, and with Securities and Exchange Commission Staff Accounting Bulletin
No. 107, "Share-Based Payment," or SAB 107. In accordance with SFAS 123(R), we measure the compensation cost associated with share-based payment transactions based on the fair value at the grant date of the options. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods, according to the straight-line method.

     For employee option grants, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions relating to the dividend yield, expected volatility, risk free interest rate, expected life of the option by the employee and estimated forfeiture rates, in accordance with SAB 107. Changes in our assumptions with respect to these components may change the compensation award costs and amounts expensed in each period and consequently the results of our operations. For the year ended December 31, 2006 we incurred share-based compensation expense of $ 221,000. As of December 31, 2006, there was $ 270 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans, which are expected to be recognized over a weighted-average period of one year.

     Prior to the adoption of SFAS 123(R), the Company applied SFAS 123, amended by SFAS 148, "Accounting for Stock-Based Compensation - Transition and
Disclosure," which allowed companies to apply the existing accounting rules under APB 25, "Accounting for Stock Issued to Employees," and related
Interpretations. In general, as the exercise price of options granted under these plans was equal to the market price of the underlying common stock on the grant date, no stock-based employee compensation cost was recognized in the net loss attributed to common stockholders for periods prior to the adoption of SFAS
123(R).

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

     FAIR VALUE OF WARRANTS. In July 2004, we consummated a private placement, whereby we issued 600,000 shares, an aggregate of $3 million principal amount of convertible notes and warrants (including additional investment rights) to purchase an aggregate of 679,167 ordinary shares to investors for a total consideration of $5.7 million, net of issuance expenses. The consideration was allocated based on the respective fair values of the ordinary shares, notes, warrants and additional investment rights. The fair value of the warrants and the additional investment rights was based on a valuation prepared by an independent, valuation expert using the Black-Scholes pricing model. The valuation result was judged to be reasonable by our management based on comparisons to benchmarks in similar circumstances.

SIGNIFICANT EXPENSES

     Cost of Revenues. Cost of revenues consist primarily of manufacturing costs, depreciation of fixed assets, project development costs, impairment losses on long-lived assets, amortization of capitalized software and inventories write-downs.

     MARKETING, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing and
selling expenses consist primarily of expenses for sales and marketing personnel, sales commissions, marketing activities, public relations, promotional materials, amortization of customer relationship assets, travel expenses and trade show exhibit expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, administrative personnel, professional fees, provisions for doubtful accounts, and other general corporate expenses.

     FINANCIAL INCOME (EXPENSES), NET. Financial expenses consist of interest and bank expenses, interest on convertible note and loans, amortization expenses of discount on convertible note, deferred expenses and currency remeasurement losses. Financial income consists of interest on cash and cash equivalent balances and currency remeasurement gains.

RECENT ACCOUNTING PRONOUNCEMENTS

     In September 2006, the Financial Accounting Standards Board ("FASB") issued
SFAS No. 157, "Fair Value Measurements". This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.
SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.
We believe this Standard will not have a material effect on our consolidated financial statements.

     In June 2006, the FASB issued Interpretation No. 48, "Accounting for
Uncertainty in Income Taxes" ("FIN 48"), an interpretation of SFAS 109,
"Accounting for Income Taxes". FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions shall initially be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts.
FIN 48 also revises disclosure requirements to include an annual tabular roll forward of unrecognized tax benefits. The provisions of this interpretation are required to be adopted for fiscal periods beginning after December 15, 2006. We will be required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustments to be recognized as an adjustment to retained earnings. Based on our initial evaluation as of December
31, 2006, we do not believe that FIN 48 will have a material impact on its financial statements.

     In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for
Financial Assets and Financial Liabilities," ("SFAS No. 159"), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS
No. 159 is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS No. 159 no later than January 1, 2008. We have not yet determined the effect that the adoption of SFAS No. 159 will have on our consolidated financial statements.

YEAR ENDED DECEMBER 31, 2006 COMPARED WITH YEAR ENDED DECEMBER 31, 2005

     Revenues. Our revenues decreased 3% to $13.0 million in 2006 from $13.4 million in 2005. We expect that in 2007 our revenues will be primarily generated from sales of our new products.

     Cost of Revenues. Cost of revenues decreased 9% to $11 million in 2006 from
$12.1 million in 2005. The decrease is mainly due to the decreased revenues from development programs which have lower profit margins. In 2007, we expect that our cost of revenues as a percentage of revenues will continue to decrease.

     GROSS PROFIT. Our gross profit increased 54% to approximately $2.0 million in 2006 from $1.3 million in 2005. Our profit margin increased to 16% in 2006 from 10% in 2005. The improved margins reflects the mix between the traditional and new products that we sell and the lower margin of certain long-term fixed price contracts whereby new products are being developed for our customers.

     RESEARCH AND DEVELOPMENT EXPENSES. In 2006 we incurred $181,000 of research and development expenses. In 2005 we did not incur any research and development expenses as we made a strategic decision not to engage in internal research, and development activities, but entered into development projects through customers orders. In 2007, we expect that we will continue to enter into new development projects and develop products through customer orders, but will also initiate internally funded research.

     MARKETING, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing,
selling, general and administrative expenses were approximately $3.1 million in both 2006 and in 2005. While we continue to implement our costs savings measures, we also continued to support our sales efforts in our current and new markets. We expect that marketing and selling expenses will remain at the same level in 2007.

     FINANCIAL INCOME (EXPENSES), NET. Our financial expenses, net, were
$775,000 in 2006 compared to $624,000 in 2005. Our increased financial expenses in 2006 were attributable primarily to the interest payable and amortization expense on the deemed discount on the $3 million of convertible notes issued in
2004 and to higher interest rates.

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

     Cost of Revenues. Cost of revenues increased 17% to $12.1 million in 2005 from $10.3 million in 2004. The increase is mainly due to the increased expenses attributable to development programs, which have lower profit margins. In addition, 17% of such increase is due to a write-down of inventories.

     GROSS PROFIT. Our gross profit decreased 66% to approximately $1.3 million in 2005 from $3.9 million in 2004. Our profit margin decreased to 8% in 2005 from 27% in 2004. The decrease in gross margin is due to the mix between the traditional products that we sell and the lower margin of certain long-term fixed price contracts whereby new products are being developed for our customers.

     RESEARCH AND DEVELOPMENT EXPENSES. In 2005 and 2004 we did not incur any research and development expenses. We made a strategic decision not to engage in internal research, and development activities, but entered into development projects through customers orders.

     MARKETING, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing,
selling, general and administrative expenses were approximately $3.1 million in
2005 and $2.9 million in 2004. While we continue to implement our costs savings measures, we also continued to support our sales efforts in our current and new markets.

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

     Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. These developments have adversely affected the regional peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel's relationship with several Arab countries. In August 2005, Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank. In July 2006, an armed conflict began between Israel and Hezbollah forces in Lebanon, which involved rocket attacks on populated areas in the northern parts of Israel. On August 14,
2006, a cease-fire between Hezbollah and Israel took effect. This situation has had an adverse effect on Israel's economy, primarily in the geographical areas directly harmed by this conflict. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.
No predictions can be made as to whether or when a final resolution of the area's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development or our operations.

     Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries.
Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

CORPORATE TAX RATE

     Israeli companies are generally subject to income tax at the corporate tax rate. The applicable rate for 2006 of 31%, will be reduced to 29% in 2007, and will be further reduced to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

     As of December 31, 2006, our carried forward net operating loss for Israeli tax purposes was approximately $46 million, including a carry forward capital loss amounting to approximately $3 million.

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

                                                              Israeli inflation
         Year ended     Israeli inflation  Israeli devaluation  adjusted for
         December 31,         rate %             rate %         devaluation %
            ----            ---------          ---------          ---------

            2002               6.8                7.3                0.7
            2003              (1.9)              (7.6)               6.1
            2004               1.2               (1.6)               2.8
            2005               2.4                6.8               (4.1)
            2006              (0.1)              (8.2)               8.8

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

     At an extraordinary meeting of shareholders held on June 9, 2002, our shareholders approved the terms of a purchase agreement between us and certain investors, pursuant to which such investors purchased 646,258 of our ordinary shares at a price of $1.47 per share, which was equal to 70% of the average closing price of the ordinary shares for the ten (10) trading days prior to June
9, 2002. In addition, pursuant to the approval of our shareholders, we issued to such investors warrants to purchase 1,434,014 of our ordinary shares. Such warrants have a term of five years and are exercisable during the first 36 months after issuance at an exercise price of $6.00 per share, and during the subsequent 24 month period, at an exercise price which will be equal to the higher of: (i) $6.00 per share or (ii) 50% of the average closing price during the ten (10) trading days prior to an exercise date. The warrants contain certain anti-dilution provisions that could reduce the exercise price of the warrants in the event that we issue securities at a price below the exercise prices of the warrants our shareholders also approved the conversion of the
$450,000 of loans granted by Mr. Yeung, into 918,367 of our ordinary shares at a price of $1.47 per share, which was equal to 70% of the average closing price of our ordinary shares for the ten trading days prior to the date of shareholder approval. As part of the transaction, we issued to Mr. Yeung on June 30, 2002 warrants to purchase 2,755,102 ordinary shares. Such warrants will be outstanding for five years and will be exercisable during the first 36 months at an exercise price of $6.00 per share, and during the subsequent 24 month period, at an exercise price which shall be equal to the higher of: (i) $6.00 per share or (ii) 50% of the average closing price of our ordinary shares during the ten
(10) trading days prior to the exercise date. Under the terms of the purchase agreements, we also agreed to provide the investors and Mr. Yeung with certain registration rights.

     On June 22, 2003, we signed a memorandum of agreement with our Banks, which agreement was approved by our shareholders at an extraordinary general meeting of shareholders that was held on July 22, 2003. Pursuant to an agreement that was finalized on September 24, 2003, we restructured $3,451,000 of our outstanding debt to the Banks. We repaid $1,100,000 on account of our debt to the Banks, and the Banks forgave $1,100,000 of debt and received warrants to purchase 1,260,665 of our ordinary shares, at an exercise price that is equal to the nominal (par) value of our shares, in lieu of $1,251,000 of our debt. The
Banks also granted us an additional short-term line of credit of $500,000 to finance our cash flow requirements during 2003. As part of the agreement our controlling shareholder, Mr. Yeung, agreed to grant the Banks a put option allowing the Banks to require him to purchase the warrants granted to the Banks, for the consideration of $1,251,000, exercisable within a period of 45 days commencing on March 24, 2005 and the Banks granted Mr. Yeung a call option allowing him to require the Banks, during a period of 18 months, commencing as of September 24, 2003, and in the event that the Banks will not exercise their put option, during additional 90 days period commencing as of May 9, 2005, to sell him such warrants at a price that is not lower than $1,251,000 and not higher then $1,770,165, depending on the average closing price of our ordinary shares during the last 90 business days prior to such exercise. In May 2005, Mr.
Yeung exercised his call option to purchase the warrants from the Banks and in
October 2005, exercised these warrants. Upon such exercise, we issued Mr. Yeung
1,260,665 ordinary shares. We also agreed to grant the Banks warrants to purchase an additional 366,667 ordinary shares at an exercise price of $6.00 per share, exercisable for five years, commencing as of September 24, 2003.

     On July 12, 2004 we entered into a stock purchase agreement with certain institutional investors, pursuant to which such investors purchased 600,000 of our ordinary shares at a price of $4.80 per share, together with additional investment rights to purchase up to an aggregate of an additional 366,667 ordinary shares at an exercise price of $6.30 per share, for a period of 24 months from August 11, 2004. In addition, we issued an aggregate of $3.0 million principal amount of convertible notes. The convertible notes will mature on July
12, 2007, bear interest at a rate of six month LIBOR plus 2.5% and are convertible at the investors' option at a conversion price of $6.30. The investors also received warrants exercisable for a period of five years beginning on January 12, 2005 to purchase up to an aggregate of 312,500 ordinary shares at an exercise price of $7.50 per share.

     On April 6, 2005 we entered into a stock purchase agreement with the same institutional investors, pursuant to which such investors purchased 321,978 of our ordinary shares. In addition, we issued the investors new warrants to purchase an additional 625,000 of our ordinary shares at a purchase price of
$6.30 per share for a period of 24 months. As part of this transaction the investors exercised 303,022 additional investment rights that were issued to them in the July 12, 2004 transaction, for the purchase of 303,022 ordinary shares. As a result, we received proceeds of approximately $3,000,000.

     As of December 31, 2006, we owed our Banks $288,000 under long-term loans.
$175,000 under a short-term loan and $238,000 under credit facilities.. In addition, our Banks provided $1.4 million of guarantees on our behalf to our customers and suppliers in the ordinary course of business. The guarantees are secured by a first priority floating charge on all our assets and by a fixed charge on goodwill (intangible assets), unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of damage). Our agreements with the Banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business, from placing a lien on our assets without the Banks' consent and from declaring dividends to our shareholders. In addition, The Israeli Tax Authority has a first priority fixed charge on our fixed assets in the Beit She'an facility. This charge will be released when the litigation between us and our former chief executive officer is resolved.

     In addition, on September 1, 2006, we entered into a loan agreement with
Mr. Yeung, according to which he provided a $650,000 short-term loan to our company. The purpose of the loan was to provide us with short term working capital. The loan was repaid on November 30, 2006.

     We had capital expenditures of $236,000 in 2006 and $411,000 in 2005. We currently do not have any significant capital spending or purchase commitments.

CASH FLOWS

     The following table summarizes our cash flows for the periods presented:

                                                           Year ended December 31,
                                                           ----------------------
                                                             2005          2006
                                                           --------      --------
                                                          (US dollars in thousands)

Net cash provided by (used in) operating activities ......   (5,126)          717
Net cash provided by (used in) investing activities ......     (750)           71
Net cash provided by (used in) financing  activities .....    2,762          (148)
Net decrease (increase) in cash and cash equivalents .....   (3,114)          640
Cash and cash equivalents at beginning of the year .......    3,464           350
Cash and cash equivalents at end of the year .............      350           990

     Net cash generated from operating activities was $717,000 in 2006. This was primarily attributable to our loss of $2.0 million and an increase in inventories of $526,000 offset by a net decrease in costs and estimated earnings in excess of billings of $622,000, a $126,000 increase in accounts payables, accrued expenses, depreciation and amortization of $1.4 million and share-based compensation expenses of $221,000. Net cash used in operating activities was
$5.1 million in 2005. This was primarily attributable to our loss of $2.3 million, an increase in trade receivables of $2.7 million, a net increase in costs and estimated earnings in excess of billings of $685,000 and a $568,000 decrease in deferred revenues, offset by a $200,000 decrease in inventories and depreciation and amortization of $1.4 million.

     Net cash provided from investing activities was approximately $71,000 in
2006 and $750,000 was used in 2005. In 2006, $313,000 was released from restricted cash and we invested $236,000 in property.. In 2005, we purchased the net assets of Vectop for $351,000 and invested $411,000 in property and equipment.

     Net cash used in financing activities was $148,000 in 2006. This amount was principally in respect of our repayment of $ 525,000 of current maturities of long-term loans offset by $288,000 in proceeds from a long term loan. Net cash provided by financing activities was $2.8 million in 2005. This amount was principally in respect of net proceeds of $2.8 million from the issuance of shares and warrants and from the exercise of warrants.

     As a result of the foregoing, at December 31, 2006, we had working capital of $3.5 million and cash and cash equivalents of $990,000 as compared to working capital of $3.6 million and cash and cash equivalents of $350,000 at December
31, 2005.

     We expect to fund our short-term liquidity needs, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from our cash and cash equivalents, operating cash flow and our credit facilities. We believe that our current cash and cash equivalents, credit facilities and our expected cash flow from operations in
2007 will be sufficient to meet our cash requirements in 2007. However, we cannot assure that that such funds will be sufficient to finance our operations.
In such event, we expect our shareholders, other investors or the Banks will continue to provide us with funds.

     As of March, XX, 2007 there were 5,493,282 warrants outstanding to purchase
5,493,282 of our ordinary shares. Of such warrants, 4,555,782 warrants have an exercise price of $6.00 per share, 625,000 warrants have an exercise price of
$6.30 per share and 312,500 warrants have an exercise price of $7.50 per share.
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

     In 2006 we incurred $181,000 of any research and development expenses. In the years ended December 31, 2004 and 2005, we didn't incur research and development costs. In 2007, we expect that we will continue to enter into new development projects and develop products through customer orders, and we will continue to initiate internally funded research and to invest in existing projects.

     As of December 31, 2006, we employed 30 engineers in research and development, which spend most of their time on research and development activities generated through customer orders and an immaterial part of their time on internal research and development activities.

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

     Pursuant to applicable Israeli law, we are currently required to pay royalties at the rate of 3-5% of sales of products developed with certain grants received from the Chief Scientist, up to 100% of the amount of such grants, linked to the U.S. dollar. As of December 31, 2006, our total obligation for royalties payments, net of royalties paid or accrued is approximately $861,000.

     We are committed to pay royalties to the Israel - United States Binational
Industrial Research and Development Foundation at the rate of 5% of the sales proceeds up to 150% of the research and development expenses financed by the foundation. Our total obligation for royalties, net of royalties paid or accrued, totaled approximately $2.1 million as of December 31, 2006.

D.   TREND INFORMATION

     In 2005 and 2006 our revenues remained relatively constant. We expect that in 2007 the proportion of sales of off-the-shelf products will continue to increase in comparison to revenues from development programs and that as a result of such change in our product mix, our operating results will improve.

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

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2006 and the effect we expect them to have on our liquidity and cash flow in future periods.

     Contractual Obligations                                    Payments due by Period
---------------------------------      --------------------------------------------------------------------------
                                                       Less than 1                                     More than
                                         Total            year          1-3 Years       3-5 Years       5 years
                                       ----------      ----------      ----------      ----------      ----------

Long-term debt obligations ......      $3,321,000      $3,179,000      $  142,000               -               -
Operating lease obligations .....      $1,306,000      $  721,000      $  585,000               -               -
                                       ----------      ----------      ----------      ----------      ----------
Total ...........................      $4,627,000      $3,900,000      $  727,000               -               -

     In addition, we have long-term liabilities for severance pay that is calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. As of December 31, 2006 our severance pay liability was $2,026,000. .

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

Name                       Age       Position
------------------------  ----       ----------------------------------------------------------------

Herzle Bodinger (1) ....   64        Chairman of the board and president, and chief executive officer
Elan Sigal .............   40        Chief financial officer
Zvi Alon ...............   53        Vice president, business development and marketing
Dov Sella ..............   52        Vice president and chief operating officer
Adrian Berg ............   59        Director
Roy Kui Chuen Chan .....   60        Director
Ben Zion Gruber ........   48        Director
Michael  Letchinger ....   51        Director
Nurit Mor ..............   63        Outside director
Eli Akavia .............   58        Outside director

     Messrs. Bodinger and Letchinger will serve as directors until our 2007 annual general meeting of shareholders. Mr. Berg will serve as a director until our 2008 annual general meeting of shareholders. Messrs. Chan and Gruber will serve as directors until our 2009 annual general meeting of shareholders.

     Ms. Mor and Mr. Akavia will serve as outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until our 2009 annual general meeting of shareholders. Pursuant to the provisions of the
Israeli Companies Law their term may be extended for one additional three-years period.

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
Prior to that, Mr. Sigal worked with us from July 1997 to April 2000, initially as a system engineer developing one of our leading products, and later as a marketing manager. For nine years Mr. Sigal served as a fighter pilot in the
Israeli Air Force. Mr. Sigal holds a B.A. degree in Economics from Tel Aviv
University.

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

     BEN ZION GRUBER was elected as a director designee of the shareholders
(excluding Howard Yeung) that participated in our last private placement. Mr.
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

     MICHAEL LETCHINGER was elected as a director designee of Horsham
Enterprises Ltd. in November 2004. Since 2000, Mr. Letchinger has been General
Counsel and Senior Vice President-Managing of Potomac Golf Properties, LLC, a
company engaged in real estate development and free standing golf facilities.
From 1994 to 2000, Mr. Letchinger was General Counsel and Senior Vice
President-Managing of Potomac Development Associates, a sister company of
Potomac Golf Properties, LLC. Mr. Letchinger holds a B.A. degree in economics from Brandeis University, Waltham, Massachusetts, and a JD from University of
Chicago Law School.

     NURIT MOR has served as our outside director since August 2006. Ms. Mor has since September 2005 served as an outside director of Aspen Real Estate Ltd. and from May 2004 Ms. Mor has served as an outside director of I.B.I Investment
House Ltd., both Israeli public companies. From 1973 to 2003 Ms. Mor served in various positions with the management of the Bank of Israel, including director of public complaints and customer relations. Ms. Mor holds a B.A. degree in
Economics and Statistics and an MA in Business Administration from the Hebrew
University, Jerusalem, and an M.A degree in Labor Studies form the Tel Aviv
University.

     ELI AKAVIA has served as our Outside Director since August 2006. Mr. Akavia has since August 2002 served as an independent consultant in accounting and audit issues.. From 1979 to 2002 Mr. Akavia served as partner in various positions in Luboshitz Kasierer, currently a member firm of Ernst & Young
International, As of June 2004 Mr. Akavia serves as a director in Eden Springs
Ltd., and since December 2003 Mr. Akavia acts as a director in On Track
Innovation Ltd. both public Israeli companies. In addition, Mr. Akavia serves as a director in Wintegra Inc. a Delaware corporation. Mr. Akavia has been a
Certified Public Accountant (Israel) since 1975 and holds a B.Sc. degree in
Mathematics and Economics from the Hebrew University in Jerusalem and an M.B.A degree from the Tel Aviv University.

     Adar Azancot ceased to serve as our Chief Executive Officer effective as of
August 31, 2006.

B    COMPENSATION

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December
31, 2006.

                                                        Salaries, fees,   Pension, retirement
                                                       commissions and        and similar
                                                           bonuses             benefits
                                                          ----------          ----------

All directors and executive officers
 as a group, consisting then of 11 persons .....          $  683,100          $  273,100

     During the year ended December 31, 2006, we paid each of our outside directors a per meeting attendance fee of NIS 1,000 ($237) plus an annual fee of
NIS 18,000 ($4,260).

     As of December 31, 2006, our directors and executive officers as a group, consisting of eleven persons, held options to purchase an aggregate of 658,001 ordinary shares, at exercise prices ranging from $2.07 to $4.02 per share, vesting over three years. These options were issued under our 2003 Stock Option
Plan and expire in 2013. In 2006 200,001 options at exercise price of $2.40 were granted under 2003 plan.

C    BOARD PRACTICES

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

     Pursuant to our articles of association, the board of directors is divided into three classes (other than outside directors). Generally, at each annual meeting of shareholders one class of directors (other than outside directors) is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office. The majority of directors may appoint additional directors to fill any vacancies in the board of directors until the next general meeting; provided, however that the total number of directors will not exceed the maximum number, if any, fixed by or in accordance with our articles of association, and that if the total number of directors decreases below six, the board of directors may call a general meeting of shareholders, so that following such meeting there will be at least six directors in office.

     Messrs. Bodinger and Letchinger are Class B directors and will hold office until the Annual General Meeting of Shareholders to be held in 2007. Mr. Berg is a Class C director and will hold office until the Annual General Meeting of
Shareholders to be held in 2008. Messrs. Chan and Gruber are Class A directors and will hold office until the Annual General Meeting of Shareholders to be held in 2009.

     Ms. Mor and Mr. Akavia are outside directors and will hold office until our
2009 Annual General Meeting of shareholders.

     We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors and instead follow Israeli law and practice. See below in this Item 6C. "Directors, Senior Management and Employees
- Board Practices - NASDAQ Marketplace Rules and Home Country Practices."

OUTSIDE AND INDEPENDENT DIRECTORS

     OUTSIDE DIRECTORS. Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli
Companies Law provides that a person may not be appointed as an outside director if the person, or the person's relative, partner, employer or an entity under that person's control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term "relative"
means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

     In addition, no person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as director or may otherwise interfere with the person's ability to serve as director. If, at the time an outside director is appointed, all current members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

     As of 2006, at least one of the outside directors elected must have
"accounting and financial expertise" and any other outside director must have
"accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law.
This requirement does not apply to outside directors appointed prior to 2006.

     Outside directors are elected at our annual general meeting of shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.
In general, outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

     Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     INDEPENDENT DIRECTORS. In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective
"independence" requirements of NASDAQ and the Securities and Exchange
Commission. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. We do not follow the requirement of the NASDAQ Marketplace Rules to maintain a majority of independent directors on our board and instead follow Israeli law and practice. See below in this Item
6C. "Directors, Senior Management and Employees - Board Practices - NASDAQ
Marketplace Rules and Home Country Practices." However, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and
Exchange Commission and NASDAQ Marketplace, on our audit committee.

     Our board of directors has determined that Ms. Nurit Mor and Mr. Akavia both qualify as independent directors under the Securities and Exchange
Commission and NASDAQ requirements and as outside directors under the Israeli
Companies Law requirements. Our board of directors has further determined that
Mr. Gruber qualifies as an independent director under the Securities and
Exchange Commission and NASDAQ requirements.

     We do not follow the requirements of the NASDAQ Marketplace Rules with regard to regularly scheduled meetings of independent directors. Under Israeli law independent directors are not required to hold executive sessions. See below in this Item 6C. "Directors, Senior Management and Employees - Board Practices -
NASDAQ Marketplace Rules and Home Country Practices."

COMMITTEES OF THE BOARD OF DIRECTORS

     AUDIT COMMITTEE. Our audit committee, established in accordance with
Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the
Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.

     Our audit committee also has the responsibility of approving related-party transactions as required by Israeli law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

     Our audit committee is generally authorized to investigate any matter within the scope of its responsibilities and has the power to obtain from our internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations. Our Audit
Committee also has the right to hire independent counsel and accountants to assist it in any investigation that it may instigate.

     The current members of our audit committee are Ms. Nurit Mor, and Messrs
Eli Akavia and Ben Zion Gruber, each of whom satisfies the respective
"independence" requirements of the Securities and Exchange Commission and
NASDAQ. We also comply with Israeli law requirements for audit committee members. The audit committee meets at least once each quarter.

     COMPENSATION COMMITTEE. Our board of directors established a compensation committee composed of Ms. Nurit Mor and Mr. Adrian Berg. The compensation committee is authorized to determine all compensations issues, including the administration of our option plans subject to general guidelines determined by our board of directors from time to time. The compensation committee will also make recommendations to our board of directors in connection with the terms of employment of our chief executive officer and president.

INTERNAL AUDIT

     The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. An internal audit must satisfy the Israeli Companies Law's independence requirements. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Our internal auditor, complies with the requirements of the
Israeli Companies Law.

DIRECTORS' SERVICE CONTRACTS

     We do not have any service contracts with our directors. There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

     The Israeli Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An
"office holder" is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, or any person filling any of these positions in a company even if he or she holds a different title, and also includes any other manager directly subordinate to the general manager. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. An office holder must act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain
(i) information regarding the business feasibility of an action brought for his or her approval or performed by him or her by virtue of his or her position; and
(ii) all other important information pertaining to these actions. The duty of loyalty requires that an office holder act in good faith and for the benefit of the company, including the duty to (i) avoid any conflict of interest between the office holder's position in the company and any other position he holds or his personal affairs; (ii) avoid any competition with the company's business;
(iii) avoid exploiting any business opportunity of the company in order to obtain benefit for the office holder or any other person; and (iv) disclose to the company any information or documents relating to the company's affairs which the office holder received by virtue of his or her position as an office holder.

     The Israeli Companies Law regulates the approval procedures for transaction between a company and its controlling shareholders or transaction in which office holders or the controlling shareholders or their relatives have a personal interest. For the purpose of these requirements a controlling shareholder is defined as a shareholder that holds either solely or in concert with others at least 25% of the issued share capital of the company unless another shareholder holds more than 50% of the issued share capital. The holdings of two or more shareholders, each having a personal interest in the approval of the same transaction are aggregated for this purpose.

     Under the Israeli Companies Law, transactions of a company with an office holder and transactions of a company with another entity in which an office holder has a personal interest and which are not extraordinary transactions, must be approved by the board of directors or as otherwise provided for in a company's articles of association. An extraordinary transaction is a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities. Extraordinary transactions with an office holder that is not a director and transactions that involve the grant of an exemption, insurance, indemnification or an undertaking to indemnify an office holder that is not a director must be approved by the audit committee and the board of directors.
Extraordinary transactions with a director and transactions involving the conclusion of a contract by a company with a director as to the terms of his office, including the grant of an exemption, insurance, indemnification or an undertaking to indemnify, or the conclusion of a contract by a company with a director as to the terms of his employment in other positions, must be approved by the audit committee, board of directors and shareholders. If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and shareholders, supported by the vote of at least one-third of the shares of the non-controlling shareholders voting on the matter, or provided that the total number of shares held by non-controlling shareholders that voted against the proposal did not exceed one percent of all of the voting rights in the company.

     The Israeli Companies Law requires that an office holder and a controlling shareholder disclose promptly, and no later than by the first board meeting at which such transaction is considered, any personal interest that he or she may have and all related material information and documents, in connection with any existing or proposed transaction of the company. Personal interest includes any personal interest of the person's relative, or any corporation in which the person or any relative of such person is an interested party. The disclosure requirement does not apply where the office holder or controlling shareholder's personal interest is created only by the personal interest of a relative in a transaction that is not an extraordinary transaction.

     A director who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the discussions of the board of directors or audit committee and may not vote on this matter, unless the transaction under consideration is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

     Under the Companies Regulations (Relief from Related Party Transactions),
5760-2000, promulgated under the Israeli Companies Law, and amended in January
2002, certain transactions between a company and its controlling shareholder(s)
do not require shareholder approval. In addition, under such regulations, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements only benefit the company or if the directors'
compensation does not exceed the maximum amount of compensation for outside directors determined by applicable regulations. Under very limited circumstances, employment and compensation arrangements for an office holder that is a controlling shareholder of the company or his relative do not require the approval of shareholders. The foregoing relief will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the transaction or compensation arrangement will require shareholders' approval as detailed above.

     Board of directors and shareholder approval is also required in the event a company issues its securities in a private placement of securities that will cause a person to become a controlling shareholder, or in the event a private placement in which 20% or more of the company's outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or not under market terms, and that issuance will (i) increase the relative holdings of a shareholder that holds 5% or more of the company's outstanding share capital, or (ii) cause any person to become a holder of more than 5% of the company's outstanding share capital.

     Notwithstanding all of the above, if any of the enumerated transactions requiring special approvals is adverse to the company's interest, such approval would not be effective.

EXCULPATION, INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

     EXCULPATION OF OFFICE HOLDERS

     The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his or her duty of loyalty. If permitted by its articles of association, a company may exculpate in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in the event of distributions.

     INSURANCE OF OFFICE HOLDERS

     The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract to insure office holders in respect of liabilities incurred by the office holder with a respect to an act performed in his or her capacity as an office holder, as a result of:

     o    a breach of the office holder's duty of care to the company or to another person;

     o    a breach of the office holder's duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company's interests; or

     o    a financial liability imposed upon the office holder in favor of another person.

     INDEMNIFICATION OF OFFICE HOLDERS

     The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

     o    a monetary liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court;

     o    reasonable litigation expenses, including attorney's fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a monetary liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

     o    reasonable litigation expenses, including attorneys' fees, incurred by the office holder or which were imposed on him or her by a court, in an action instituted by the company or on the company's behalf or by another person, against the office holder, or in a criminal charge from which he was acquitted, or in a criminal proceeding in which the office holder was convicted of a criminal offense which does not require proof of criminal intent.

     In accordance with the Israeli Companies Law, a company's articles of association may permit the company to:

     o    prospectively undertake to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of events which the company's board of directors deems foreseeable considering the company's actual operations at the time of the undertaking, and to an amount or standard that the board of directors has determined as reasonable under the circumstances.

     o    retroactively indemnify an office holder of the company.

     LIMITATIONS ON EXCULPATION, INSURANCE AND INDEMNIFICATION

     The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exculpating an office holder from duty to the company shall be valid, where such insurance, indemnification or exculpation relates to any of the following:

     o    a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

     o    a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently.

     o    any act or omission done with the intent to unlawfully yield a personal benefit; or

     o    any fine or forfeiture imposed on the office holder.

     Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if the office holder is a director, also by our shareholders.

     Our Articles of Association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law. We currently maintain a directors and officers liability insurance policy with a per claim and aggregate coverage limit of $5.0 million. However, at an annual general meeting of our shareholders held on June,
2005, our shareholders approved an increase of the aggregate coverage limit to
$10.0 million provided that the annual premium will not exceed $150,000.

NASDAQ MARKETPLACE RULES AND HOME COUNTRY PRACTICES

     Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.

     In May and August 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350. We informed NASDAQ that we do not comply with the following requirements of Rule 4350, and instead follow Israeli law and practice in respect of such requirements:

     o    the requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. In addition, in accordance with the rules of the
          Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee. See above in this Item 6C. "Directors, Senior Management and Employees - Board
          Practices - Independent and Outside Directors.

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

D.   EMPLOYEES

     On December 31, 2006, we employed 97 persons, of whom 30 were employed in research, development and engineering, 55 persons in manufacturing and logistics, 5 persons in sales and marketing, and 7 persons in administration and management and finance. All of our employees are located in Israel. In addition,
CACS (our 80% owned subsidiary) employed 15 persons in China.

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

E.   SHARE OWNERSHIP

BENEFICIAL OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information as of March 26, 2007 regarding the beneficial ownership by each of our directors and executive officers:

                                                  Number of Ordinary Shares  Percentage of
 NAME                                               Beneficially Owned (1)    Ownership(2)
 --------                                                 ----------          ----------

 Herzle Bodinger (3)............................             100,000                 1.1%
 Elan Sigal (3)(4)  ............................              55,555                   *
 Zvi Alon (3)(5)  ..............................              55,555                   *
 Dov Sella (3)(5)  .............................              55,555                   *
 Adrian Berg (6)(7)  ...........................              85,533                 1.0%
 Roy Kui Chuen Chan (8)(9)  ....................              58,867                   *
 Ben Zion Gruber (3)(10) .......................              84,694                 1.0%
 Michael Letchinger (11) .......................                   -                   -
 Nurit Mor (3) .................................                   -                   -
 Eli Akavia (3) ................................                   -                   -
 All directors and executive officers as a group
     (10) persons)(12) .........................             495,759                 5.7%

-----------
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

(2)  The percentages shown are based on 8,728,509 ordinary shares issued and outstanding as of March 26, 2007.

(3)  The business addresses of Messrs. Bodinger, Azancot, Sigal, Alon, Sella,
     Gruber, Akavia and Ms. Mor is c/o RADA Electronic Industries Ltd., 7
     Giborei Israel Street, Netanya, Israel.

(4)  All such ordinary shares are subject to currently exercisable options granted under our 2003 stock option plan. 22,222 options at an exercise price of $2.40 per share and 33,333 options at an exercise price of $3.87 per share . The options expire in September 2013.

(5)  All such ordinary shares are subject to currently exercisable options granted under our 2003 stock option plan. 33,333 options at an exercise price of $2.07 per share and 22,222 options at an exercise price of $2.40 per share. The options expire in September 2013.

(6)  The business address of Mr. Berg is Alexander & Co., 17 St. Ann's Square,
     Manchester M2 7 PW, U.K.

(7)  Includes 84,000 ordinary shares subject to currently exercisable options granted under our stock option plan at an exercise price of $4.02 per share. The options expire in September 2013.

(8)  The business address of Mr. Chuen Chan is Gearhart Holdings (H.K.) Limited,
     2202 Kodak House II, 39 Healthy Street, E. North Point, Hong Kong.

(9)  Includes 57,333 ordinary shares subject to currently exercisable options granted under our stock option plan at an exercise price of $4.02 per share. The options expire in September 2013.

(10) Includes 68,027 ordinary shares issuable upon currently exercisable warrants at an exercise price of $6.00 per share that were issue in connection with the private placement of our shares in June 2002, and
     16,667 ordinary shares subject to currently exercisable options granted under our stock option plans, at an exercise price of $4.02 per share. Such options expire in September 2013.

(11) The business address of Mr. Letchinger is 2709 Rittenhouse Street,
     Washington DC, 20015, USA.

(12) Includes 68,027 ordinary shares issuable upon the exercise of currently exercisable warrants, at an exercise price of $6 per share that were issued in connection with a private placement of our shares in June 2002. Such warrants expire on June 30, 2007.

STOCK OPTION PLANS

1999 STOCK OPTION PLAN

     Our 1999 Stock Option Plan, or the 1999 Plan, provides for the issuance of stock options to purchase an aggregate of 108,400 of our ordinary shares.
The1999 Plan, authorizes the issuance of options to key employees and consultants, including officers and directors of our company and its subsidiaries, who, are in position to contribute significantly to our success, in the judgment of the board of directors or, if appointed in the future, a committee which will administer the 1999 Plan. The board of directors or the committee will determine the number of shares covered by each option, and the formulation, within the limitations of the 1999 Plan, of the form of option

     Options granted under the 1999 Plan may be for a maximum term of ten years from the date of grant. The exercise price of an option granted to an employee may not be less than 60% of the fair market value of our ordinary shares on the date of grant of the option. The exercise price of an option to a non-employee director or consultant may not be less than 80% of the fair market value of our ordinary shares on the date of grant of the option. If any option expires without having been fully exercised, the shares with respect to which such option has not been exercised will be available for future grants.

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

     Our board of directors may, at its discretion, modify, revise or terminate the 1999 Plan at any time, except that the aggregate number of shares issuable pursuant to options may not be increased (except in the event of certain changes in our capital structure), the eligibility provisions and minimum option price may not be changed, or the permissible maximum term of options may not be increased without the consent of our shareholders.

     The 1999 Plan also contains provisions protecting optionees against dilution of the value of their options in the case of stock splits, stock dividends or other changes in our capital structure, in the event of any proposed reorganization or merger involving our company or in the event of any spin-off or distribution of assets to our shareholders.

     As of March 26, 2007, options to purchase 81,633 ordinary shares had been granted to 30 employees at an average exercise price of $6.51 per share. All of such options are currently exercisable.

2003 STOCK OPTION PLAN

     Our 2003 Stock Option Plan, or the 2003 Plan, provides for the issuance of stock options to purchase an aggregate of 666,667 of our ordinary shares. At the
Company's Annual General meeting held in August, 2006, shareholder approve a
500,000 share increase in the number ordinary shares available for grant under the plan. Consequently, 1,166,667 shares are subject to this plan. Options under the 2003 Plan may be issued to employees including officers and directors of our company and its subsidiaries who, in the judgment of the board of directors based on the recommendation of our compensation committee, are in a position to contribute significantly to our success. The provisions of our 2003 Plan are designated to allow for the tax benefits promulgated under the Israeli Income
Tax Ordinance [New Version]. Our board of directors has resolved that all options that will be granted to Israeli residents under the 2003 Plan will be taxable under the "capital gains path." Pursuant to this path the profit realized by the employee is taxed as a capital gain (25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted. If the shares are sold before the lapse of said 24 months period, the profit is re-characterized as ordinary income. The company is not allowed a corresponding salary expense, even in the event the profit is taxed as ordinary income. Otherwise, the terms of the 2003 Plan are substantially the same as those of the 1999 Plan.

     As of March 26, 2007 options to purchase 1,191,000 ordinary shares had been granted. Of such options, 51,168 options have been exercised and 80,666 have been cancelled or forfeited. 1,059,166 options are outstanding. Options to purchase 705,722 ordinary shares are currently exercisable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     Mr. Howard Yeung is the beneficial holder of 46% of our outstanding shares, and holds currently exercisable warrants to purchase an additional 2,755,102 of our ordinary shares. Accordingly, Mr. Howard Yeung may be deemed to control our company.

     The following table sets forth certain information as of March 26, 2007, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

                                                Number of
                                             Ordinary Shares       Percentage of
      Name                                Beneficially Owned(1)    Ownership(2)
   ----------                                  ----------          ----------

Howard P.L. Yeung (3)(4)(5) .........           6,802,620                59.2%
Kenneth Yeung (3)(6) ................             450,029                 5.2%
Iroquuois Capital LLP (7)(8) ........             496,016                 5.4%
Smithfield  Fiduciary LLC (9)(10) ...             570,397                 6.2%

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

(2)  The percentages shown are based on 8,728,509 ordinary shares outstanding as of March 26, 2007.

(3)  Of the 6,802,620 ordinary shares, 450,029 shares are held by Horsham
     Enterprises Ltd., a corporation incorporated in the British Virgin Islands.
     Messrs. Howard P.L. Yeung and his brother Kenneth Yeung are the beneficial owners, in equal shares, of Horsham Enterprises Ltd. Accordingly, Messrs.
     Yeung may be deemed to be the beneficial owners of the ordinary shares held by Horsham Enterprises Ltd.

(4)  Includes 2,755,102 ordinary shares issuable upon the exercise of currently exercisable warrants issued to Mr. Howard P.L. Yeung.

(5)  The address of Mr. Howard P.L. Yeung is 2202 Kodak House II, 39 Healthy
     Street, North Point, Hong Kong.

(6)  The address of Mr. Kenneth Yeung is 2202 Kodak House II, 39 Healthy Street,
     North Point, Hong Kong.

(7)  Includes 72,917 ordinary shares issuable upon currently exercisable warrants at an exercise price of $7.50 per share and 111,111 ordinary shares issuable upon currently exercisable convertible notes that were issued in connection with the private placement of our shares in July 2004.
     In addition, 210,086 ordinary shares issuable upon currently exercisable warrants at an exercise price of $6.30 per share that was issued in connection with the private placement of our shares in April 2005.

(8)  The address of Iroquois Capital LLP is 641 Lexington Ave., 26th Floor, New
     York, New York, 10022.

(9)  Includes 133,333 ordinary shares issuable upon currently exercisable warrants at an exercise price of $7.50 per share and 203,175 ordinary shares issuable upon currently exercisable convertible notes that were issued in connection with the private placement of our shares in July 2004.
     In addition, 157,514 ordinary shares issuable upon currently exercisable warrants at an exercise price of $6.30 per share that was issued in connection with the private placement of our shares in April 2005.

(10) The address of Smithfield Fiduciary LLC is c/o Highbridge Capital
     Management LLC, 9 West 57th Street, 27th Floor, New York, New York 10019.

SIGNIFICANT CHANGES IN THE OWNERSHIP OF MAJOR SHAREHOLDERS

     On January 27, 2005, Bank Leumi le-Israel B.M, filed a Schedule 13G with the Securities and Exchange Commission reflecting ownership of 976,399, or
13.7%, of our ordinary shares. In an amendment to the Schedule 13G filed with the Securities and Exchange Commission on June 6, 2005, Bank Leumi le-Israel B.M
reported ownership of 220,000, or 2.9%, of our ordinary shares.

MAJOR SHAREHOLDERS VOTING RIGHTS

     Our major shareholders do not have different voting rights.

RECORD HOLDERS

     Based on a review of the information provided to us by our transfer agent, as of March 28, 2007, there were 309 holders of record of our ordinary shares, of which 283 record holders holding approximately 28% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees

B.   RELATED PARTY TRANSACTIONS

     On June 22, 2003 we signed a memorandum of agreement with Bank Hapoalim
B.M. and Bank Leumi Le-Israel B.M., or the Banks, which agreement was approved by our shareholders at an extraordinary general meeting of shareholders that was held on July 22, 2003. Pursuant to the agreement that was finalized on September
24, 2003, we restructured $3,451,000 of our outstanding debt to the Banks. We repaid $1,100,000 on account of our debt the Banks, and the Banks forgave
$1,100,000 of debt and received warrants to purchase 1,260,665 of our ordinary shares, at an exercise price that is equal to the nominal (par) value of our shares, in lieu of $1,251,000 of our debt. The Banks also agreed to grant us an additional short-term line of credit of $500,000 to finance our cash flow requirements during 2003. As part of the agreement, our controlling shareholder,
Mr. Yeung, agreed to grant the Banks a put option allowing the Banks to require him to purchase the above warrants for the consideration of $1,251,000, exercisable within a period of 45 days commencing on March 24, 2005 and the
Banks granted Mr. Yeung a call option allowing him to require the Banks, during a period of 18 months, commencing as of September 24, 2003, and in the event that the Banks do not exercise their put option, during an additional 90 day period commencing as of May 9, 2005, to sell him such warrants at a price that is not lower than $1,251,000 and not higher then $1,770,165, depending upon the average close price of our ordinary shares during the 90 business days prior to such exercise. We also granted the Banks warrants to purchase an additional
366,667 ordinary shares at an exercise price of $6.00 per share, exercisable for five years, commencing as of September 24, 2003.

     In May 2005, Mr. Yeung exercised his call option to purchase the warrants from the Banks and in October 2005 exercised these warrants. Upon such exercise, we issued 1,260,665 ordinary shares, to Mr. Yeung.

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

LEGAL PROCEEDINGS

     ALL PROCEEDINGS DESCRIBED HEREUNDER, IN WHICH WE OR OUR OFFICE HOLDERS ARE
INVOLVED, AGAINST MR. H. NISSENSON, OUR FORMER PRESIDENT, OR MR. E. DUBRONSKY, A
FORMER BOARD MEMBER, ARE THE SUBJECT OF MEDIATION PROCESS WHICH IS CURRENTLY
ONGOING. AS A RESULT, ALL SUCH PROCEEDINGS, EXCEPT THOSE IN THE REGIONAL LABOR
COURT IN TEL-AVIV, HAVE BEEN STAYED, PENDING THE OUTCOME OF THE MEDIATION
PROCESS.

     In December 1998, Mr. Haim Nissenson, our former president and chief executive officer, filed a complaint against us and Mr. Herzle Bodinger, our president, in the Regional Labor Court of Tel Aviv (Case No. 3/4074/98 H.
NISSENSON V. RADA ELECTRONIC INDUSTRIES LTD. AND OTHERS), seeking approximately
NIS 2.0 million (approximately $440,000) for salary, vacation and severance payments and other benefits that he is allegedly entitled to pursuant to his retirement agreement with us. In addition, Mr. Nissenson is seeking a permanent injunction and a declarative relief, stating that a personal loan that was provided to him by us had been forgiven. Mr. Nissenson is also asserting that
Mr. Bodinger caused the breach of the retirement agreement. In response, we filed a statement of defense claiming, among other things, that (i) the retirement agreement is not valid since it was not approved pursuant to the requirements of the applicable law; (ii) Mr. Nissenson was responsible for our company's precarious financial condition at the time he resigned and for the concealment of these facts from our board of directors and our investors; (iii)
during the board of directors meeting in which such agreement was discussed and approved, Mr. Nissenson misrepresented our financial and economic condition and the nature and origins of his debt to us; and (iv) by breaching his fiduciary duties Mr. Nissenson caused us damages in amounts that exceed the amount of the complaint, which damages should be offset from any amounts awarded in favor of
Mr. Nissenson, if any. In addition, we asserted that in a certificate dated
March 23, 1992, Mr. Nissenson assigned to us all his rights to receive employment related benefits other than salaries, including severance and vacation payments for the period up to the certificate date. The hearing of this claim was combined with the hearing of our claim for repayment of the loan granted to Mr. Nissenson, as detailed below. The hearing of testimony in this matter was recently concluded. Our management believes that this claim will not have a material adverse effect on our financial condition or results of operations. In addition, the income tax authorities have demanded that we commence payment of the salary tax due in respect of the retirement arrangements of Mr. Nissenson which are the subject matter of this litigation. An agreement was reached with the tax authority whereby the tax liability will be discharged over several years and that in the event that Mr. Nissenson's claim is dismissed, the tax payment will be recovered.

     In September 1999, we filed a suit in the District Court of Tel-Aviv against Messrs. Haim Nissenson and Eles Dubronsky (Civil File 2514/99 RADA
ELECTRONIC INDUSTRIES LTD. V. H. NISSENSON AND OTHERS) seeking damages in the amount of $1.4 million. In the complaint, we alleged that Messrs. Nissenson and
Dubronsky: (i) represented to our board of directors inaccurate and incomplete information, and (ii) failed to disclose, during the course of our board's deliberations to acquire Jetborne International, Ltd., their personal interest in Jetborne International and Mr. Nissenson's involvement in a previous attempt to gain control of Jetborne International several years earlier. We alleged that our board of directors approved the acquisition based on such inaccurate and incomplete information and that the acquisition caused severe losses. We further alleged that in their conduct Messrs. Nissenson and Dubronsky breached their fiduciary duty owed to us and to our shareholders while acting as an executive and members of our board of directors. Our motion to attach the funds deposited by Mr. Nissenson in his pension funds was denied by the Court in May 2000. The suit is still in its preliminary stages.

     In January 2000, Vertical Integration Limited filed a claim against us with the District Court of Tel Aviv (Case No. 1120/00 VERTICAL INTEGRATION LIMITED V.
RADA ELECTRONIC INDUSTRIES LTD) for the amount of $250,000. It was alleged that at the beginning of 1997, they entered into an agreement with us, whereby they were entitled to remuneration in the event that they found an investor for our company. The claim was dismissed by the Court and it was held, inter alia, that the witnesses for the plaintiffs were not credible. The plaintiffs appealed to the Supreme Court and the matter is now pending. We believe that there will be no material exposure or adverse effect on our financial condition as a result of this appeal.

     In August 2000, we filed a claim against Mr. Haim Nissenson in the Regional
Court for Labor Disputes in Tel Aviv (Case No. 7049/00 RADA ELECTRONIC
INDUSTRIES LTD. V. NISSENSON.) for the amount of NIS 2.0 million (approximately
$440,000) for the repayment of the loan granted by us to Mr. Nissenson that allegedly was forgiven by us in Mr. Nissenson's retirement agreement, as mentioned above. The hearings of both Mr. Nissenson's and our claims in the
Regional Court for Labor Disputes were joined and the court has recently completed hearing the testimony of our witnesses.

     In January 2001, we filed a suit against our former controller, Mr.
Mordechai Perera in the Regional Court for Labor Disputes in Tel Aviv (Case No.
1672/01 RADA ELECTRONIC INDUSTRIES LTD. V. PERERA) in the amount of approximately $260,000 for the repayment of a loan provided to him. While Mr.
Perera did not deny that he received such amount, he argued that it was promised to him on account of his compensation and was registered as a loan in the books of our company for tax purposes. He further claimed that Mr. Nissenson orally promised him that such loan would be forgiven. In March 2001, Mr. Perera filed a counter claim in the amount of approximately $520,000 for various payments to which he was allegedly entitled in connection with his employment and termination thereof by us, including bonus, severance payments, vacation redemption and overtime payments. In December 2006 a judgment was delivered by the Court, whereby Perera's counter-claim was dismissed entirely and our claim was allowed in part, as the Court held that we have waived half of Perera's debt. We have recently appealed to the National Labor Court and the matter is pending there.

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

     In May 2001, Mr. David Kenig, a former member of our board of directors, filed a claim against us in the District Court of Tel Aviv (Civil Case 1791/01
KENIG V. RADA ELECTRONIC INDUSTRIES LTD.) seeking a declaration that he is entitled to receive options to purchase 200,000 of our ordinary shares (after the reverse split) under the same terms and conditions as those granted by us to other directors in 1999, and an injunction enforcing us to issue such options to him. Based on legal advice, we believe that the claim has no merits. In July
2001 we filed a counter-claim in the amount of NIS 500,000. In the counter-claim we maintain that Mr. Kenig is personally responsible for executing Mr.
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

     In June 2001, we filed a counter claim (within the framework of the said civil case 1715/01) against Mr. Haim Nissenson, his wife and another former director for damages caused us as a result of transfers of funds to third parties that were made in breach of fiduciary duties owed to us by Mr. Nissenson and the other former director. In addition, we are seeking a declaratory judgment stating that Mrs. Nissenson is liable to us for the repayment of the loan provided to Mr. Nissenson, jointly with Mr. Nissenson. We are also seeking a declaration that the transfer of the title to Mr. Nissenson's house and another apartment to his wife without consideration in the beginning of 1997 are void and were made to avoid the repayment of outstanding loans to us.

     In August 2004, Mr. Nissenson filed a suit against us, and our office holders, Messers. Bodinger, Azancot, Agmon, Tropp, Sigal and Ms. Snir and
against our former chief financial officer, Mr. Ronen Stein, in the Magistrate
Court of Tel Aviv (CIVIL CASE 56365/04 NISSENSON V. RADA ELECTRONIC INDUSTRIES
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
condition.

     In May 2006, Mr. Nissenson filed a suit in the Magistrates Court of
Tel-Aviv against our Board Members, Mr. R. K. C. Chan and Mr. A.H. Berg (C.C.
29334/06 NISSENSON VS. CHAN AND BERG) seeking damages in the amount of NIS. 0.5
Million (approx. $110,000). In essence, this claim is identical to Mr.
Nissenson' claim against us and against our officer holders (C.C. 56365/04 in the Magistrates Court of Tel-Aviv) which is described above. A response has not as yet been submitted on behalf of the defendants, since the issue of the competency of the Court has to be decided first.

     In 2006, we filed a suit before an Arbitrator seeking to recover $444,574 from Parado Technologies Ltd., formerly known as Vectop Ltd. ("Vectop"). On the same day Vectop counterclaimed against us seeking an order that we transfer an amount of $181,492 to a trust account and to provide Vectop an accounting of sales made during 2006. These claims are related to an agreement made with
Vectop in 2005 whereby we purchased certain of Vectop's assets. Under the
Agreement, Vectop is entitled to receive payments contingent upon sales made by us of Vectop's products. According to the Agreement, the first $200,000 due to
Vectop should have been transferred to a trust account for the purpose of indemnifying us for possible future damages. In our claim, we assert that we are entitled to compensation because of misrepresentations made by Vectop during the negotiations, in connection with five of the products sold to us by Vectop. We also allege that Vectop breached the agreement by not providing on time financial statements reconciled to US GAAP. We also asserted that we have a right of set-off against payments due to Vectop under the Agreement. Vectop alleges that we are obliged to transfer to the trust account the part of the immediate payment from the sales of the year 2005 and that we can only be indemnified from this trust account under a final award of the Arbitrator. We believe that there is a possibility that the Arbitrator will order the transfer of the said amount to the trust account until a final award is delivered. As for the outcome of the arbitration, the matter is still in its early stages and we are therefore unable to assess the possibility that Vectop's claim will be allowed.

     From time to time we are involved in legal proceedings arising from the operation of our business. Based on the advice of our legal counsel, management believes such other current proceedings will not have a material adverse effect on our financial position or results of operations.

DIVIDEND DISTRIBUTION POLICY

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

Year                   High                 Low
----------          ----------          ----------

2002 .....          $     5.40          $     1.65
2003 .....                6.69                1.65
2004 .....               10.32                3.42
2005 .....                5.64                3.18
2006 .....                3.9                 1.95

     QUARTERLY STOCK INFORMATION

     The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

2005                       High            Low
----                    ----------     ----------

First Quarter ......    $     5.64     $     4.38
Second Quarter .....          5.22           3.87
Third Quarter ......          4.56           3.75
Fourth Quarter .....          3.99           3.18

2006                       High            Low
----                    ----------     ----------

First Quarter ......    $      3.9     $     2.79
Second Quarter .....          2.85           1.95
Third Quarter ......          3.03           2.16
Fourth Quarter .....          2.67           1.98

     MONTHLY STOCK INFORMATION

     The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital
Market:

2006                                       High                 Low
----                                    ----------          ----------

October ......................          $     2.67          $     2.34
November .....................                2.43                2.1
December .....................                2.19                1.98

2007
----

January ......................          $     3.00          $     1.95
February .....................                2.55                1.98
March (through March 28, 2007)                2.94                2.01

B.   PLAN OF DISTRIBUTION

     Not applicable.

C.   MARKETS

     Our ordinary shares traded on the NASDAQ National Market under the symbol
"RADIF" from 1985 until June 10, 2002 when the listing of our ordinary shares was transferred to the NASDAQ Capital Market. On December 13, 2005, we changed our symbol to "RADI." , which symbol was changed for a 22 business day period to
RADID after our reverse split on February 14, 2007. On March 15, 2007, we changed our symbol to "RADA."

D.   SELLING SHAREHOLDERS

     Not applicable.

E.   DILUTION

     Not applicable.

F.   EXPENSE OF THE ISSUE

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.   SHARE CAPITAL

     Not applicable.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

PURPOSES AND OBJECTS OF THE COMPANY

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

THE POWERS OF THE DIRECTORS

     Under the provisions of the Israeli Companies Law, and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See "Item 6A. Directors, Senior Management and Employees -
Approval of Related Party Transactions Under Israeli Law."

     The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

     Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own shares in our company in order to qualify to serve as directors.

RIGHTS ATTACHED TO SHARES

     Our authorized share capital consists of 16,333,333 ordinary shares of a nominal value of NIS 0.015 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

     The rights attached to the ordinary shares are as follows:

     DIVIDEND RIGHTS. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors. See "Item 8A. Financial Information - Consolidated and
Other Financial Information - Dividend Distribution Policy." If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

     VOTING RIGHTS. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

     An ordinary resolution, such as a resolution for the declaration of dividends, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the matter. Under our articles of association, a special resolution, such as amending our memorandum of association or articles of association, approving any change in capitalization, winding-up, authorization of a class of shares with special rights, or other changes as specified in our articles of association, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting in person, by proxy or by written ballot, and voting on the matter.

     Pursuant to our articles of association, our directors are elected at our annual general meeting of shareholders for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. and hold office until the third next annual general meeting of shareholders and until their successors have been elected. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. For information regarding the election of outside directors, see "Item 6C. Directors, Senior Management and Employees -
Directors and Senior Management - Board Practices - Election of Directors."

     RIGHTS TO SHARE IN THE COMPANY'S PROFITS. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See this Item 10B. "Additional Information - Memorandum and
Articles of Association - Rights Attached to Shares - Dividend Rights."

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

ANNUAL AND SPECIAL GENERAL MEETINGS

     The board of directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or
35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as "special general meetings." In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1%
of the voting power in the company, or one or more shareholders having at least
5% of the voting power in the company.

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

PROVISIONS RESTRICTING CHANGE IN CONTROL OF OUR COMPANY

     The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such board's confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Generally, under the Israeli Companies Law, our articles of association are deemed to include a requirement that such merger be approved by a special resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli
Companies Law and regulations promulgated thereunder. See also "Item 6A.
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

GENERAL CORPORATE TAX RATE

     Israeli companies are subject to income tax on their worldwide income regardless of the territorial source of such income. The applicable rate for
2006 was 31%. The rate was reduced to 29% in 2007, and will be further reduced to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

     Under the Encouragement of Industry (Taxes) Law 5729-1969, or the Industry
Encouragement Law, Industrial Companies are entitled to certain corporate tax benefits, including, among others:

o    Deduction, under certain conditions, of purchases of know-how and patents over an eight-year period for tax purposes;

o    Right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies;

o    Accelerated depreciation rates on equipment and buildings; and

o    Deductions over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv stock exchange or, following January
     1, 2003, on a recognized stock market outside of Israel.

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

LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND DEVELOPMENT, 5744-1984

     The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade
and Labor, or the Office of the Chief Scientist, pursuant to the Law for the
Encouragement of Industrial Research and Development, 5744-1984, and the
regulations promulgated thereunder, commonly referred to as the Research Law.
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

     In exchange, the recipient of such grants is required to pay the Office of the Chief Scientist royalties from the revenues derived from products incorporating technology developed within the framework of the approved research and development program or derived from such program (including ancillary services in connection with such program), usually up to 100% of the U.S.
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
The Research Law also allows for the approval of grants in cases in which the applicant declares that part or all of the manufacturing will be performed outside of Israel or by foreign residents and the research committee is convinced that this is essential for the execution of the program. The Research
Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the prior approval of the research committee. The Research Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel. No approval is required for the sale or export of any products resulting from such research and development.

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

     The Research Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the
Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a foreign resident becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief
Scientist to comply with the Research Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief
Scientist or additional information or representations in respect of certain of such events. For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. "Means of control" refers to voting rights or the right to appoint directors or the chief executive officer. An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.
Accordingly, any foreign resident who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research Law.
Additionally, procedures regulated under the Research Law require the grant recipient to obtain the approval of the Office of the Chief Scientist prior to a change in the holdings of the recipient or change in the holdings of the means of control of the recipient if the recipient's shares are being issued to a foreign person or entity and require the new foreign party to undertake to the
Office of the Chief Scientist to comply with the Research Law.

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

TAXATION UNDER INFLATIONARY CONDITIONS

     The Income Tax Law (Inflationary Adjustments), 5745-1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex.
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

CAPITAL GAINS TAX ON SALES OF OUR ORDINARY SHARES

     Under the Income Tax Ordinance [New Version], 5721-1961, commonly referred to as the Tax Ordinance, the general rule is that Israeli resident individuals are subject to a 20% tax rate on the real capital gains derived on or after
January 1, 2003. Substantial individual shareholders (who are defined as shareholders of 10% or more of the shares of the company on the date of the sale of the shares or any date during the 12 months before the sale of the shares)
are subject to a 25% tax rate on the real capital gains derived on or after
January 1, 2003 from the sale of shares. Notwithstanding, capital gains of an
Israeli resident individual from the sale of non-index linked debentures, commercial securities, State loans and/or loans, is subject to a 15% tax rate on the real capital gains derived on or after January 1, 2003 from the sale of such securities, while substantial individual holders of such non-index linked securities are subject to a 20% tax rate on the real capital gains derived on or after January 1, 2003 from the sale of such securities.

     For the tax years 2006-2009, Israeli resident companies who were not subject to the provisions of Article 6 of the Inflationary Adjustments Law
(which deals with the purchase and sale of securities publicly traded on a recognized stock exchange during periods of inflation) prior to August 10, 2005, are subject to 25% tax rate on real capital gains derived on or after January 1,
2003 from the sale of securities publicly traded on a recognized stock exchange.
Notwithstanding the above, Israeli resident companies which were subject to the provisions of Article 6 of the Inflationary Adjustments Law prior to August 10,
2005, are subject to the regular corporate tax rate on real capital gains derived from the sale of securities publicly traded on a recognized stock exchange.

     Under income tax regulations foreign residents, who sell shares of an
Israeli company publicly traded on a recognized stock exchange outside of
Israel, will be exempt from tax subject to the satisfaction of all following conditions:

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
state or local taxes.

TAXATION OF FOREIGN RESIDENT HOLDERS OF SHARES

     Foreign residents are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends after January 1 2006 other than bonus shares or stock dividends, income tax at the rate of 20% will be withheld on dividends distributed to Israeli individual shareholders or to a foreign resident.

     The foregoing tax rates are withheld at source, unless a different rate is provided by a treaty between Israel and the shareholder's country of residence.
(For instance under the provisions of the treaty between Israel and the United
States 12.5% tax rate is imposed on dividends not generated by an approved enterprise if the foreign resident is a U.S. corporation that holds 10% of a company's voting power, and 15% on dividends generated by an approved enterprise. In addition under the Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident within the meaning of the
Treaty will be 25%).

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

CONTROLLED FOREIGN CORPORATION

     In general, and subject to the provisions of all relevant legislation, an
Israeli resident who holds, directly of indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than
50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income (generally referred to as a Controlled Foreign Corporation, or CFC), is liable for tax on the portion of his income attributed to holdings in such corporation, as if such income was distributed to him as a dividend.

SHARE ALLOCATIONS TO EMPLOYEES

     In general, the section of the Tax Ordinance that deals with taxation of share allocations to employees and/or officers (excluding controlling members)
provides that a company may choose one of three courses of taxation which course must be approved by the assessing officer: (i) work income course for shares held 12 months in trust; (ii) capital gains course for shares held 24 months in trust; and (iii) allocation not through a trustee. Each of these courses has different tax consequences.

     As of January 1, 2006, the periods mentioned in the first two courses commence as of the date of grant and not as of the end of the tax year in which the shares were granted.

STAMP DUTY

     Documents signed after January 1, 2006 are not subject to stamp tax.

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
Holders, broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, foreign resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar, persons who hold the ordinary shares through partnerships or other pass-through entities, persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, investors that actually or constructively own 10 percent or more of our voting shares, and investors holding ordinary shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

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
Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for United States foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion below. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

     Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15 percent.
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
As of December 31, 2006, we had liabilities payable in NIS which are not linked to the U.S. dollar in the amount of $2.8 million and cash and receivables in the amount of $2.5 million denominated in NIS. Accordingly, an increase of 1% of the
NIS against the dollar would increase our financing expenses by approximately
$1,000. A devaluation of 1% of the NIS against the dollar would decrease our financing expenses by the same amount. Neither a ten percent increase nor decrease in current exchange rates would have a material affect on our consolidated financial statements. However, the amount of liabilities payable and/or cash and receivables in NIS is likely to change from time to time.

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

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
         PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.
Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

ITEM 15T. CONTROLS AND PROCEDURES

     Not applicable.

ITEM 16. RESERVED.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that that Mr. Eli Akavia, one of our outside directors, qualifies as an independent director as this term is defined by the rules of the Securities and Exchange Committee and NASDAQ, and meets the definition of an audit committee financial expert, as defined by rules of the
Securities and Exchange Commission. For a brief listing of Mr. Akavia's relevant experience, see Item 6.A. "Directors, Senior Management and Employees -
Directors and Senior Management."

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     FEES PAID TO INDEPENDENT PUBLIC ACCOUNTANTS

     The following table sets forth, for each of the years indicated, the fees paid to our principal independent registered public accounting firm. All of such fees were pre-approved by our Audit Committee.

                                   Year Ended December 31
                              ------------------------------
Services Rendered                2005                2006
--------------------          ----------          ----------

Audit (1) ..........          $   77,500          $   74,000
Audit-related (2) ..          $    7,500                   -
                              ----------          ----------
Total ..............          $   85,000          $   74,000

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
     financial statements.

     PRE-APPROVAL POLICIES AND PROCEDURES

     Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered accounting firm, Kost Forer Gabbay & Kasierer, a Member of Ernst &
Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and also requires the
Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT
          COMMITTEE

     Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     ISSUER PURCHASE OF EQUITY SECURITIES

     Neither we nor any affiliated purchaser has purchased any of our securities during 2006.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

     INDEX TO EXHIBITS

EXHIBIT       DESCRIPTION

 1.1          Memorandum of Association of the Registrant*

 1.2          Articles of Association of the Registrant*

 2.1          Specimen of Share Certificate*

 4.3          1999 Employee Stock Option Plan, as amended*

 4.4          2003 Employee Stock Option Plan, as amended**

 4.8          Memorandum of Agreement dated June 23 2003 between the Registrant and Bank
              Hapoalim B.M. and Bank Leumi Le-Israel B.M.**

   8          List of Subsidiaries of the Registrant

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

_________

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

                             AS OF DECEMBER 31, 2006

                            U.S. DOLLARS IN THOUSANDS

                                      INDEX

                                                                   PAGE
                                                                ----------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM            F-2

CONSOLIDATED BALANCE SHEETS                                     F-3 - F-4

CONSOLIDATED STATEMENTS OF OPERATIONS                              F-5

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY         F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                           F-7 - F-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                      F-9 - F-36

                                     F - 1

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

               RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

     We have audited the accompanying consolidated balance sheets of Rada
Electronic Industries Ltd. ("the Company") and its subsidiary as of December 31,
2006 and 2005 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

     As discussed in Note 2p to the consolidated financial statements, in 2006 the Company adopted Statement Financial Accounting Standards Board No. 123
(revised 2004), "Share-Based Payment".

                                                /S/Kost Forer Gabbay and Kasierer
Tel-Aviv, Israel                                  KOST FORER GABBAY & KASIERER
March 29, 2007                                  A Member of Ernst & Young Global

                                     F - 2

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                      DECEMBER 31,
                                                                   --------------------
                                                             NOTE   2006         2005
                                                             ----  -------      -------

    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                        $   990      $   350
  Restricted cash                                                      704        1,017
  Trade receivables (net of allowance for
    doubtful accounts of $ 34 and $ 6 at December
    31, 2006 and 2005, respectively)                                 4,296        4,920
  Other accounts receivable and prepaid expenses                       200          156
  Costs and estimated earnings in excess of billings
    on uncompleted contracts                                    3      668        1,396
  Inventories                                                   4    2,468        1,942
                                                                   -------      -------

TOTAL current assets                                                 9,326        9,781
                                                                   -------      -------

LONG-TERM RECEIVABLES AND DEPOSITS:
  Long-term receivables                                         5      983          983
  Leasing deposits                                                      78           72
  Severance pay fund                                                 1,624        1,614
                                                                   -------      -------

TOTAL long-term receivables and deposits                             2,685        2,669
                                                                   -------      -------

PROPERTY, PLANT AND EQUIPMENT, NET                              6    3,359        3,931
                                                                   -------      -------

OTHER ASSETS:
  Intangible assets, net                                        7    1,906        2,469
  Goodwill                                                      7      166            -
  Deferred charges, net                                                 13           40
                                                                   -------      -------

TOTAL other assets                                                   2,085        2,509
                                                                   -------      -------

TOTAL assets                                                       $17,455      $18,890
                                                                   =======      =======

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 3

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                 DECEMBER 31,
                                                                            -----------------------
                                                                       NOTE   2006           2005
                                                                       ---- --------       --------

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                                 8a $    238       $    177
  Current maturities of long-term loans                                  8b      321            700
  Convertible note                                                       11    2,858              -
  Trade payables                                                               1,611          1,671
  Other accounts payable and accrued expenses                             9    3,419          3,217
  Deferred revenues                                                               84             50
  Billings in excess of costs and estimated earnings
    on uncompleted contracts                                              3      285            391
                                                                            --------       --------

TOTAL current liabilities                                                      8,816          6,206
                                                                            --------       --------

LONG-TERM LIABILITIES:
  Long-term loans                                                        8b      142              -
  Convertible note                                                       11        -          2,560
  Accrued severance pay                                                        2,026          2,009
                                                                            --------       --------

TOTAL long-term liabilities                                                    2,168          4,569
                                                                            --------       --------

COMMITMENTS AND CONTINGENT LIABILITIES                                   10

MINORITY INTERESTS                                                               397            380
                                                                            --------       --------

SHAREHOLDERS' EQUITY:                                                    11
  Share capital -
    Ordinary shares of NIS 0.015 par value - Authorized:
    16,333,333 and 15,833,333 shares at December 31, 2006
    and 2005, respectively; Issued and outstanding: 8,728,509
    and 8,714,676 shares at December 31, 2006  and 2005,
    respectively                                                                 116            116
  Additional paid-in capital                                                  67,239         66,900
  Accumulated deficit                                                        (61,281)       (59,281)
                                                                            --------       --------

TOTAL shareholders' equity                                                     6,074          7,735
                                                                            --------       --------

TOTAL liabilities and shareholders' equity                                  $ 17,455       $ 18,890
                                                                            ========       ========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 4

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                          YEAR ENDED DECEMBER 31,
                                                                    --------------------------------------
                                                           NOTE       2006          2005            2004
                                                           ----     --------       --------       --------

Revenues:                                                   15
  Products                                                          $ 10,984       $ 11,303       $ 11,123
  Services                                                             2,053          2,118          3,037
                                                                    --------       --------       --------

                                                                      13,037         13,421         14,160
                                                                    --------       --------       --------
Cost of revenues:
  Products                                                             9,517         10,601          8,669
  Services                                                             1,482          1,481          1,618
                                                                    --------       --------       --------

                                                                      10,999         12,082         10,287
                                                                    --------       --------       --------

Gross profit                                                           2,038          1,339          3,873
                                                                    --------       --------       --------

Operating costs and expenses:
  Research and development                                               181              -              -
  Marketing and selling                                                1,316          1,155            738
  General and administrative                                           1,794          1,939          2,116
                                                                    --------       --------       --------

TOTAL operating costs and expenses                                     3,291          3,094          2,854
                                                                    --------       --------       --------

Operating income (loss)                                               (1,253)        (1,755)         1,019
Financial expenses, net                                     13          (775)          (624)          (248)
Other income, net                                                         45             33             23
                                                                    --------       --------       --------

                                                                      (1,983)        (2,346)           794
Minority interests in losses (earnings) of subsidiary                    (17)            17             28
                                                                    --------       --------       --------

Net income (loss)                                                   $ (2,000)      $ (2,329)      $    822
                                                                    ========       ========       ========

Net earnings (loss) per share:                              16
  Basic net earnings (loss) per share                               $  (0.23)      $  (0.31)      $   0.12
                                                                    ========       ========       ========

  Diluted net earnings (loss) per share                             $  (0.23)      $  (0.31)      $   0.09
                                                                    ========       ========       ========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 5

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                     NUMBER OF                     ADDITIONAL                      TOTAL
                                                     ORDINARY         SHARE         PAID-IN      ACCUMULATED    SHAREHOLDERS'
                                                      SHARES         CAPITAL        CAPITAL        DEFICIT         EQUITY
                                                     ---------      ---------      ---------      ---------       ---------

Balance at January 1, 2004                           6,170,238      $     108      $  60,544      $ (57,774)      $   2,878

  Issuance of Ordinary shares and warrants,
    net *)                                             621,438              2          3,300              -           3,302
  Beneficial conversion feature
     on convertible note                                     -              -            180              -             180
  Exercise of options                                   24,445         ***) -             50              -              50
  Net income                                                 -              -              -            822             822
                                                     ---------      ---------      ---------      ---------       ---------

Balance at December 31, 2004                         6,816,121            110         64,074        (56,952)          7,232

  Issuance  of  Ordinary  shares and  warrants,
    net *)                                             321,978              1          1,005              -           1,006
  Exercise of warrants, net **)                      1,563,688              5          1,794              -           1,799
  Exercise of options                                   12,889         ***) -             27              -              27
  Net loss                                                   -              -              -         (2,329)         (2,329)
                                                     ---------      ---------      ---------      ---------       ---------

Balance at December 31, 2005                         8,714,676            116         66,900        (59,281)          7,735

  Exercise of options                                   13,833         ***) -             28              -              28
  Share-based compensation for employees                     -              -            221              -             221
  Issuance expenses related to stamp tax
    provision                                                -              -             90              -              90
  Net loss                                                   -              -              -         (2,000)         (2,000)
                                                     ---------      ---------      ---------      ---------       ---------

Balance at December 31, 2006                         8,728,509            116         67,239        (61,281)          6,074
                                                     =========      =========      =========      =========       =========

*)   Net of issuance expenses of approximately $ 85 and $ 95 for the years ended
     December 31, 2005 and 2004, respectively.

**)  Net of issuance expenses of approximately $ 148.

***) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 6

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                               YEAR ENDED DECEMBER 31,
                                                                          -----------------------------------
                                                                           2006          2005          2004
                                                                          -------       -------       -------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                       $(2,000)      $(2,329)      $   822
  Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
    Depreciation and amortization                                           1,398         1,347         1,066
    Amortization expense on convertible note                                  298           214           106
    Minority interests in earnings (losses) of subsidiary                      17           (17)          (28)
    Share-based compensation for employees                                    221             -             -
    Accrued interest and translation differences on long-term
      receivables                                                               -             -             2
    Capital loss on property, plant and equipment                               -             -            16
    Severance pay, net                                                          7           (30)         (112)
    Decrease (increase) in trade receivables, net                             624        (2,676)        1,853
    Decrease (increase) in other accounts receivable and prepaid
      expenses                                                                (44)           81            42
    Decrease (increase) in costs and estimated earnings in excess of
      billings, net                                                           622          (685)       (1,980)
    Decrease (increase) in inventories                                       (526)          200          (951)
    Increase (decrease) in trade payables                                     (60)         (219)          440
    Increase (decrease) in other accounts payable and accrued
      expenses                                                                126          (444)          295
    Increase (decrease) in deferred revenues                                   34          (568)         (574)
                                                                          -------       -------       -------

Net cash provided by (used in) operating activities                           717        (5,126)          997
                                                                          -------       -------       -------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash paid in conjunction with the acquisition of certain assets
    and liabilities of Vectop, net (a)                                          -          (351)            -
  Deduction of long-term restricted cash                                      313             -             -
  Investment in restricted cash                                                 -           (15)       (1,002)
  Purchase of property, plant and equipment                                  (236)         (411)         (349)
  Increase (decrease) in leasing deposits                                      (6)           22           (23)
  Loans repaid by employees                                                     -             5             -
                                                                          -------       -------       -------

Net cash provided by (used in) investing activities                            71          (750)       (1,374)
                                                                          -------       -------       -------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of Ordinary shares and warrants, net                   -         1,006         3,302
  Proceeds from issuance of convertible note, net                               -             -         2,351
  Proceeds from short-term loans                                                -           700             -
  Proceeds from long-term loans                                               288             -             -
  Proceeds from bridge loan                                                   650             -             -
  Repayment of bridge loan                                                   (650)            -             -
  Repayments of current maturities of long-term loans                        (525)         (933)       (1,359)
  Short-term bank credit, net                                                  61           163          (970)
  Exercise of warrants, net                                                     -         1,799             -
  Exercise of options                                                          28            27            50
                                                                          -------       -------       -------

Net cash provided by (used in) financing activities                          (148)        2,762         3,374
                                                                          -------       -------       -------

Increase (decrease) in cash and cash equivalents                              640        (3,114)        2,997
Cash and cash equivalents at the beginning of the year                        350         3,464           467
                                                                          -------       -------       -------

Cash and cash equivalents at the end of the year                          $   990       $   350       $ 3,464
                                                                          =======       =======       =======

NON-CASH TRANSACTIONS:
  Goodwill in respect of Vectop (royalties payable)                           166       $     -       $     -
                                                                          =======       =======       =======
  Issuance expenses related to stamp tax provision                             90       $     -       $     -
                                                                          =======       =======       =======

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 7

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                    YEAR ENDED
                                                    DECEMBER 31,
                                                       2005
                                                      -------

(a)  CASH PAID IN CONJUNCTION WITH THE ACQUISITION
     OF CERTAIN ASSETS AND LIABILITIES OF VECTOP,
     NET (SEE ALSO NOTE 1D):

     Working capital, net                             $   844
     Equipment                                            (62)
     Intangible assets                                 (1,263)
     Deferred revenues                                    130
                                                      -------

                                                      $  (351)
                                                      =======

                                               YEAR ENDED DECEMBER 31,
                                               ------------------------
                                               2006      2005      2004
                                               ----      ----      ----

(b)  SUPPLEMENTAL DISCLOSURES OF CASH FLOW
     ACTIVITIES:

       Net cash paid during the year for:

         Income taxes                          $ 14      $  3      $  3
                                               ====      ====      ====

         Interest                              $307      $396      $290
                                               ====      ====      ====

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 8

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

     b.   As reflected in the consolidated financial statements, as of December
          31, 2006, the Company has an accumulated deficit of $ 61,281. Based on continued financial support from the Company's shareholders, existing and anticipated orders in 2007, management believes that the anticipated cash flows from operations, will enable the Company to finance its operations at least through December 31, 2007.

     c.   The Company operates a test and repair shop using its ATE products in
          Beijing, China through its 80% owned Chinese subsidiary, Beijing Huari
          Aircraft Components Maintenance and Services Co. Ltd. ("CACS" or
          "subsidiary"). CACS was established with a third party, which owns the remaining 20% equity interest.

     d.   On February 13, 2005, the Company purchased certain assets and assumed certain liabilities related to the operations of Vectop Limited
          ("Vectop") in order to increase its customer base. Vectop is an
          Israeli company specializing in the design, development, marketing and sale of electro-optic equipment and debriefing systems. Vectop's assets also include know-how, patents and intellectual property to produce off-the-shelf products such as cameras and video recorders, which are currently operational onboard aircraft and tanks in Israel and other countries. The Company purchased Vectop's net assets for $
          381 in cash and additional future royalties based on revenues derived from Vectop projects five years from the date of the agreement up to $
          500. The net assets purchased are considered to be a business, in accordance with EITF 98-3, "Determining Whether a Non-monetary
          Transaction Involves Receipt of Productive Assets or Business". The
          acquisition was accounted for under the purchase method of accounting in accordance with FAS 141, "Business Combinations", and the results of Vectop operations have been included from the acquisition date
          (February 2005). The purchase price related to the acquisition of
          Vectop was allocated to the fair market value of tangible and intangible assets acquired and liabilities assumed at the date of acquisition, as detailed below.

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

                                     F - 9

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 1:- GENERAL (CONT.)

          Customer relationships were determined by Company's management using the discounted cash flows approach and is being amortized on a straight-line basis over the expected useful life of five years (see also Note 7).

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

                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                                            2004
                                                                           -------
                                                                          UNAUDITED
                                                                           -------

          Revenues                                                          $17,187
                                                                            =======
          Net income from continuing operations                             $   910
                                                                            =======
          Basic net income per share from continuing operations             $  0.05
                                                                            =======
          Diluted net income per share from continuing operations           $  0.04
                                                                            =======
          Weighted average number of Ordinary shares in computation of
          basic net earnings per share                                        6,458
                                                                            =======
          Weighted average number of Ordinary shares in computation of
          diluted net earnings per share                                      7,895
                                                                            =======

     e.   As for major customers, see Note 15.

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

                                     F - 10

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

          Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52, "Foreign Currency
          Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate, in the period in which the currency exchange rate changes. The representative exchange rate at December 31, 2006 was U.S. $ 1.00 = NIS 4.225,
          December 31, 2005 was U.S. $ 1.00 = NIS 4.603 and December 31, 2004 -
          NIS 4.308.

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

          Restricted cash is invested in a short-term bank deposit (less than three months), which is mainly used as security for the Company's guarantees to customers. The deposit is in U.S. dollars and bears interest at an average rate of 4.6%.

     e.   Inventories:

          Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories and for market prices lower than cost.

          Cost is determined as follows:

          Raw materials and components- using the "first-in, first-out" cost method.

          Work in progress and finished goods- represents the cost of manufacturing with the addition of allocable indirect manufacturing costs.

                                     F - 11

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

                                                   %
                                              -----------

          Factory and other buildings           2.5 - 4
          Machinery and equipment             10 - 15,33
          Office furniture and equipment        6 - 15

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

                                     F - 12

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     h.   Goodwill

          Goodwill represents excess of the costs over the net assets of businesses acquired. Under SFAS No. 142, "Goodwill and Other
          Intangible Assets" ("SFAS No. 142") goodwill acquired in a business combination should not be amortized. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. In 2006, the Company recorded goodwill in respect of additional consideration payable in connection with the acquisition of Vectop. The Company determines fair value of goodwill using market capitalization and is tested for impairment by comparing the fair market value with its carrying amount. As of December 31, 2006, no impairment losses have been identified.

     i.   Impairment of long-lived assets:

          The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144
          "Accounting for the Impairment or Disposal of Long-Lived Assets"
          ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.
          Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31,
          2006, no impairment losses have been identified.

     j.   Research and development costs:

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

                                     F - 13

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     k.   Income taxes:

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

     l.   Severance pay:

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

          Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2006, 2005 and 2004 amounted to $ 43, $ 57 and $ 76, respectively.

     m.   Fair value of financial instruments:

          The following methods and assumptions were used by the Company in estimating fair value and disclosures for financial instruments:

          The carrying amount of cash and cash equivalents, restricted cash, trade receivables, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of these instruments.

          The fair value of the convertible notes and long-term loans are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the convertible notes and long-term loans approximate their fair value.

                                     F - 14

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     n.   Concentrations of credit risk:

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, trade receivables and long-term receivables.

          The Company's cash and cash equivalents and restricted cash are mainly held in U.S. dollars with major banks in Israel. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

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

          The Company granted loans in prior years to its former CEO and a former officer amounting to approximately $ 983 as of December 31,
          2006 and 2005. These loans are partly unsecured and the Company is currently in litigation with these officers regarding such loans. If not paid, the Company will incur a loss equal to the amount of the loan, net of a provision recorded against the loan.

          The Company has no off-balance sheet credit risks.

     o.   Warranty:

          In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the liability from these warranties is immaterial at balance sheet date.

                                     F - 15

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     p.   Share-based compensation:

          At December 31, 2006, the Company has three stock-based employee compensation plans, which are described in Note 11b. Prior to January
          1, 2006, the Company accounted for those plans under the recognition and measurement provisions of APB 25, "Accounting for Stock Issued to
          Employees", and related Interpretations, as permitted by FASB
          Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS
          123"). In general, as the exercise price of options granted under these plans was equal to the market price of the underlying common stock on the grant date, no stock-based employee compensation cost was recognized in the statements of operations for the years ended
          December 2005 and 2004.

          Effective January 1, 2006, the Company adopted FASB Statement No. 123
          (revised 2004), "Share-Based Payment" ("SFAS 123(R)") , and related
          Securities and Exchange Commission rules included in Staff Accounting
          Bulletin No. 107, on a modified prospective basis. Under this method, compensation cost recognized in 2006 includes costs related to 1) all share-based payments granted prior to but not yet vested as of January
          1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and 2) all share-based payments granted subsequent to January 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).
          The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations. Results for prior periods have not been restated.

          The Company had unvested options granted to employees upon its adoption of SFAS 123(R) on January 1, 2006. The impact of the adoption of SFAS 123(R) on January 1, 2006 was an increase of approximately $
          75 thousand on the Company's net loss and $ 0.01 on the basic and diluted net loss per share for the year ended December 31, 2006.

                                     F - 16

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The following table illustrates the effect on net income (loss) and net earnings (loss) per share, assuming that the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company's stock options plans in all periods presented prior to the adoption of SFAS 123(R). For purposes of this pro forma disclosure, the value of the options is estimated using a
          Black-Scholes-Merton option-pricing model and amortized to expense over the options' vesting periods.

                                                                       YEAR ENDED DECEMBER 31,
                                                                       -----------------------
                                                                        2005             2004
                                                                       -------         -------

          Net income (loss), as reported                                $(2,329)        $   822
          Deduct - total stock-based employee compensation expense
          under fair value based methods                                   (136)            (73)
                                                                        -------         -------

          Pro forma net income (loss)                                   $(2,465)        $   749
                                                                        =======         =======

          Net earnings (loss) per share:

          Basic net earnings (loss) per share as reported               $ (0.31)        $  0.12
          Pro forma basic net earnings (loss) per share                 $ (0.33)        $  0.12
          Diluted net earnings (loss) per share as reported             $ (0.31)        $  0.09
          Pro forma diluted net earnings (loss) per share               $ (0.33)        $  0.09

          The Company estimates the fair value of stock options on the grant date using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions:

                                        YEAR ENDED DECEMBER 31,
                                       -------------------------
                                        2006     2005     2004
                                       -------  -------  -------

          Expected term                4 years  4 years  2 years
          Dividend yield                  0%       0%       0%
          Expected volatility            54%      66%      68%
          Risk-free interest rate        4.7%     4.4%     2.6%
          Estimated forfeitures          10%       -        -

                                     F - 17

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The risk-free interest rate assumption is based on the yield from U.S.
          Treasury zero-coupon bonds with an equivalent term as of the Company's employee stock options. The dividend yield assumption is based on the
          Company's historical and expectation of future dividend payouts and may be subject to substantial change in the future. The expected term of the options represents the period of time that the options are expected to be outstanding and is based on the Company's historical information, with respect to employee options exercised. The Company used its historical volatility for calculating volatility in accordance with SFAS 123 (R). Estimated forfeitures are based on actual historical pre-vesting forfeitures.

     q.   Revenue recognition:

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

          Revenues from certain long-term fixed price contracts are recognized in accordance with Statement of Position No. 81-1, "Accounting for
          Performance of Construction-Type and Certain Production-Type
          Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method in accordance with the "Input Method". The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. As of December
          31, 2006, the provision for estimated losses identified is $ 104.

          Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit or loss are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

                                     F - 18

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases, the Company expects to perform its contractual obligations and its licensees are expected to satisfy their obligations under the contract.

          According to SOP 81-1, costs that are incurred and are directly associated with a specific anticipated contract are being deferred, subject to evaluation of their probable recoverability, and recorded as unbilled contract costs.

          Revenues from certain arrangements may include multiple elements within a single contract. The Company's accounting policy complies with the provisions of Emerging Issues Task Force Issue 00-21,
          "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), relating to the separation of multiple deliverables into individual accounting units with determinable fair value. The Company's arrangements are accounted for as separate units of accounting when it is possible to determine objective and reliable evidence of fair value of the undelivered elements in order to separate the fees among the elements. Revenue is recognized when the element is delivered and all other criteria for revenue recognition are met.

          The Company accounts for software sales (TPSs) in accordance with
          Statement of Position No. 97-2, "Software Revenue Recognition ("SOP
          No. 97-2"), as amended. Revenue from software arrangements is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. Arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable. If the fee is considered not to be fixed or
          determinable, revenue is deferred and recognized when payment becomes due from the customer or are actually collected when collectability is not probable, providing that all other revenue recognition criteria have been met.

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

                                     F - 19

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     r.   Basic and diluted net earnings (loss) per share:

          Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year.
          Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year in accordance with Statement of Financial Accounting
          Standards No. 128, "Earnings Per Share". Options and warrants to purchase 5,335,037 Ordinary shares have been excluded from the computation of diluted net earnings per share for the year ended
          December 31, 2004, since their effect is anti-dilutive. For the years ended December 31, 2006 and 2005, all outstanding options and warrants have been excluded from the computation of diluted net loss per share, since their effect is anti-dilutive.

     s.   Recently issued Accounting Standards:

          In September 2006, the Financial Accounting Standards Board ("FASB")
          issued SFAS No. 157, "Fair Value Measurements". This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management believes this Standard will not have a material effect on its consolidated financial statements.

          In June 2006, the FASB issued Interpretation No. 48, "Accounting for
          Uncertainty in Income Taxes" ("FIN 48"), an interpretation of SFAS
          109, "Accounting for Income Taxes". FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions shall initially be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. The provisions of this Interpretation are required to be adopted for fiscal periods beginning after December 15, 2006. The Company will be required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustments to be recognized as an adjustment to retained earnings. Based on Company's initial evaluation as of December 31, 2006, the Company does not believe that FIN 48 will have a material impact on its financial statements.

          In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," ("SFAS No. 159"),
          which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt
          SFAS No. 159 no later than January 1, 2008. The Company has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

                                     F - 20

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

                                                           DECEMBER 31,
                                                       ---------------------
                                                        2006          2005
                                                       -------       -------

          Costs incurred on uncompleted contracts      $ 6,758       $ 7,625
          Estimated earnings                             1,612           435
                                                       -------       -------

                                                         5,146         7,190
          Less - billings and progress payments          4,478         5,794
                                                       -------       -------

                                                       $   668       $ 1,396
                                                       =======       =======

     b.   Billings in excess of costs and estimated
          earnings on uncompleted contracts:

          Costs incurred on uncompleted contracts      $ 3,706       $ 7,426
          Estimated earnings                             2,005         1,380
                                                       -------       -------

                                                         5,711         8,806
          Less - billings and progress payments          5,996         9,197
                                                       -------       -------

                                                       $  (285)      $  (391)
                                                       =======       =======

NOTE 4:- INVENTORIES

                                          DECEMBER 31,
                                       ------------------
                                        2006        2005
                                       ------      ------

     Raw materials and components      $1,852      $1,348
     Work in progress                     523         541
     Finished goods                        93          53
                                       ------      ------

                                       $2,468      $1,942
                                       ======      ======

     Write-offs of inventories for the years ended December 31, 2006, 2005 and
     2004 amounted to $ 29, $ 342 and $ 0, respectively. The write-offs in 2006 and 2005 was due to slow-moving items and excess inventories and was presented as cost of revenues.

                                     F - 21

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 5:- LONG-TERM RECEIVABLES

                                                  DECEMBER 31,
                                                 --------------
                                                 2006      2005
                                                 ----      ----

     Loan to former chief executive officer      $705      $705
     Loan to a former officer                     278       278
                                                 ----      ----

                                                 $983      $983
                                                 ====      ====

     See also Note 10a.

NOTE 6:- PROPERTY, PLANT AND EQUIPMENT, NET

                                             DECEMBER 31,
                                         --------------------
                                          2006         2005
                                         -------      -------

     Cost:
      Factory building                   $ 1,940      $ 1,940
      Other building                       1,042        1,042
      Machinery and equipment             14,001       13,785
      Office furniture and equipment         541          521
      Leasehold improvements                  23           23
                                         -------      -------

                                          17,547       17,311
                                         -------      -------
     Accumulated depreciation:
      Factory building                     1,320        1,275
      Other building                         310          263
      Machinery and equipment             12,140       11,453
      Office furniture and equipment         396          368
      Leasehold improvements                  22           21
                                         -------      -------

                                          14,188       13,380
                                         -------      -------

     Depreciated cost                    $ 3,359      $ 3,931
                                         =======      =======

     The Company's factory building in Beit-She'an, Israel, is located on land leased from the Israel Lands Administration until 2034.

     Depreciation expense amounted to $ 808, $ 825 and $ 778 for the years ended
     December 31, 2006, 2005 and 2004, respectively.

     As for charges, see Note 10e.

                                     F - 22

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:- INTANGIBLE ASSETS, NET AND GOODWILL

                                      DECEMBER 31, 2006                           DECEMBER 31, 2005
                          ------------------------------------------      ------------------------------
                                      GROSS                               GROSS
                          USEFUL     CARRYING    ACCUMULATED AMORTIZED   CARRYING  ACCUMULATED   AMORTIZED
                           LIFE       AMOUNT     AMORTIZATION BALANCE     AMOUNT   AMORTIZATION   BALANCE
                          ------      ------      ----------  ------      ------      ------      ------
                          (YEARS)
                          ------

     Amortized
       intangible
       assets:
     Test Systems
       Programs Sets
       ("TPS")            5 - 10      $8,275      $ *) 7,135  $1,140      $8,275      $6,841      $1,434
     Customer
       relationships        5          1,263             497     766       1,263         228       1,035
                                      ------      ----------  ------      ------      ------      ------

     Total                            $9,538      $    7,632  $1,906      $9,538      $7,069      $2,469
                                      ======      ==========  ======      ======      ======      ======

     *)   Includes impairment charges of $ 19.

     Amortization expense was $ 544, $ 503 and $ 275 for the years ended
     December 31, 2006, 2005 and 2004, respectively. The expected amortization expense over the next six years is approximately as follows:

     2007                                          $        500
     2008                                                   421
     2009                                                   421
     2010                                                   211
     2011 and thereafter                                    353
                                                   ------------

                                                   $      1,906
                                                   ============

     The weighted average useful life of the intangible assets is five years.
     Impairment of Test System Programs Sets ("TPSs") was $ 19, $ 0 and $ 0 for
     the years ended December 31, 2006, 2005 and 2004, respectively and included in cost of revenues. The impairment of $ 19 was recorded in 2006 since the
     Company does not anticipate future revenues on certain specific TPSs.

     In 2006, the Company recorded $ 166 of goodwill in respect of additional consideration payable in connection with the acquisition of Vectop relating to royalties due based on actual revenues derived from Vectop projects.

                                     F - 23

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 8:- SHORT-TERM BANK CREDIT AND LOANS

     a.   Short-term bank credit:

                                                  DECEMBER 31,
                                                 --------------
                                                 2006      2005
                                                 ----      ----
          Short-term:
            Bank credit in NIS (1)               $238      $166
            Bank credit in U.S. dollars (2)         -        11
                                                 ----      ----

                                                 $238      $177
                                                 ====      ====

          (1)  The interest rate at December 31, 2006 is 8.85% (December 31,
               2005 - 9.3%).

          (2)  The interest rate at December 31, 2005 is 13.6%.

          The revolving line of credit is due in December 2007 and will be renewed on an annual basis.

          As for collaterals, see Note 10e.

     b.   Long-term loans

                                           DECEMBER 31,
                                          --------------
                                          2006      2005
                                          ----      ----

          Loan in NIS (1)                 $288      $  -
          Loan in U.S. dollars (2)         175       700
                                          ----      ----

                                          $463      $700
                                          ====      ====

          Current maturities
            Loan in NIS (1)               $146      $  -
            Loan in U.S. dollars (2)       175       700
                                          ----      ----

                                          $321      $700
                                          ====      ====

          (1)  The principal of the loan is due in 21 monthly installments from
               March 2007 until November 2008 and the interest is payable monthly from February 2007. The interest rate at December 31,
               2006 is 8.6%.

          (2)  The principal of the loan is due in 15 monthly installments from
               January 2006 until April 2007 and the interest is payable monthly from March 2005. The interest rate at December 31, 2006 and 2005 is 5.1%.

          The Company's line of credit (including loans) is $ 763, out of which
          $ 701 was utilized at December 31, 2006.

                                     F - 24

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 9:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                    DECEMBER 31,
                                                                 ------------------
                                                                  2006        2005
                                                                 ------      ------

     Payroll and related accruals                                $  953      $  980
     Provision for legal proceedings                                561         576
     Accrued royalties                                              861         691
     Accrued commissions                                            294         338
     Contracts in progress - provision for estimated losses         104          68
     Accrued expenses                                               401         539
     Other                                                          245          25
                                                                 ------      ------

                                                                 $3,419      $3,217
                                                                 ======      ======

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

     a.   As of December 31, 2006, the Company was a party to various legal proceedings, including the following:

          1.   In June 1998, the Company's Board accepted the resignation of the
               Company's former CEO. In December 1998, the former CEO commenced legal proceedings against the Company in the Tel-Aviv Labor
               Court, claiming approximately $ 440 in respect of salary,
               severance pay, vacation pay and other fringe benefits. The former
               CEO also claimed that a personal loan that was provided to him by the Company had been forgiven and that the Company is to bear the tax in respect thereof. In May 2001, an additional claim of approximately $ 220 was filed by the former CEO against the
               Company in the Tel-Aviv District Court for damages allegedly caused to him as a result of attachment imposed on certain of his assets by the Company that was subsequently cancelled by the
               Court. In addition, in 2001, the Company filed a claim against a former director. In the event the former CEO's claim in the Labor
               Court is accepted by the Court, damages in the amount of $ 250 should be covered by the former director. The Company filed additional lawsuits against the former CEO and a former director in the amount of $ 260 for funds that they allegedly transferred from the Company to a third party. In September 1999, the Company filed a lawsuit against the former CEO and the former director with the District Court of Tel-Aviv in the amount of $ 1,400 for damages caused to the Company in the purchase of a subsidiary and negligence of management. In August 2000, the Company filed an additional lawsuit against the former CEO in the amount of approximately $ 440 regarding the repayment of the loan provided to him. Management believes, based on the advice of its legal counsel, that the Company has a strong defense against all claims made against it.

                                     F - 25

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

          2.   In 1999 and 2000, the former CEO and his son filed a number of complaints against the Company's president and are seeking damages for alleged slander by him in the amount of approximately
               $ 750. The claim by the former CEO was withdrawn and replaced by a new claim filed in 2004, for an amount of NIS 1 million ($ 235 at December 31, 2006) while his son's claim was dismissed and an appeal to the Supreme Court was withdrawn. Management believes, based on the advice of its legal counsel, that the Company has a strong defense against the allegations and, accordingly, did not record any provision.

          3.   In 2001, a former employee and officer of the Company filed a claim against the Company with the Tel-Aviv Labor Court claiming approximately $ 520 in respect of severance pay, vacation pay and other fringe benefits. This claim was filed as a counter-claim to a claim filed by the Company in 2000, in the amount of $ 260 in respect of the repayment of a personal loan that was provided to the former employee. The Company's claim was allowed in part while the employers' claim was dismissed. The Company appealed to the National Labor Court.

          4.   In 2001, a former director filed a claim against the Company, claiming that he is entitled to 200,000 (after the reverse split)
               options to purchase Ordinary shares of the Company. Management believes, based on the advice of its legal counsel, that the claim does not have any merit and, accordingly, did not record any provision.

          5.   In 2000, a claim was filed by an Israeli firm against the
               Company, claiming that it served as a broker in an agreement signed between the Company and a potential investor and is entitled to commissions (or finder's fee) in the amount of $ 250.
               The claim was dismissed by the Court and Plaintiff appealed to the Supreme Court. Management believes, based on the advice of its legal counsel, that there is no merit to the appeal.

          6.   In 2005, the former CEO of the Company filed a claim against the
               Chairman of the Company (in respect of which the Chairman is entitled to indemnification) alleging that the Chairman has committed fraud and negligent misrepresentation of him. The former CEO claims that, as a result, he was compelled to retire from his position, resulting in a loss of a salary and benefits in the aggregate amount of approximately $ 565. Management believes, based on the advice of its legal counsel, that there is no merit to the claim and that the Company has a strong defense against the allegations and, accordingly, did not record any provision.

          7.   In 2006, the former CEO filed a claim against two of the Board members seeking damages in the amount of NIS 0.5 million ($ 118 at December 31, 2006). In essence, this claim is identical to the claim against the Company and against its Chairman, which is described in 6 above. Defense has not as yet been submitted on behalf of the defendants, since the issue of the competency of the Court has to be decided first.

                                     F - 26

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

          8.   In 2006, the Company filed a suit before an arbitrator seeking to recover $ 445 from Parado Technologies Ltd., formerly known as
               Vectop Ltd. ("Vectop"). Consequently, Vectop counterclaim seeking an order that the Company will transfer an amount of $ 181 to a trust account and with respect to royalties due to Vectop for
               2005 and 2006.

               In accordance with the agreement with Vectop (see Note 1d),
               Vectop is entitled to receive payments contingent upon sales made by the Company of Vectop's products. According to the agreement, the first $ 200 due to Vectop should have been transferred to a trust account for the purpose of indemnifying the Company for possible future damages.

               In the claim against Vectop, the Company asserts that it is entitled to compensation because of misrepresentations made by
               Vectop during the negotiations, in connection with five of the products sold by Vectop. It is alleged that Vectop breached the agreement, by not providing timely financial statements
               reconciled to US GAAP. The Company asserts that it has a right of off-set against payments due to Vectop under the agreement.

               Vectop alleges that the Company is obliged to transfer to the trust account the part of the immediate payment of royalties due from the 2005 sales and that it can only be indemnified from this trust account under a final decision of the arbitrator. The
               Company believes that there is a possibility that the arbitrator will order the transfer of said amount to the trust account until a final award is made. As for the outcome of the arbitration, management believes, based on the advice of its legal counsel, that the matter is still in its early stages and it is therefore not possible to assess the risk involved in Vectop's claim.

          9.   The Company is involved periodically in various legal claims in the ordinary course of business, including claims by agents and others for commissions, royalties and others. The Company has accrued an amount which it believes is sufficient to cover damages, if any, that may result from these claims. The Company's management, based on the advice of its legal counsel, believes that such claims will not have a material adverse effect on the financial position or results of operations of the Company.

                                     F - 27

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     b.   The Company's research and development efforts have been partially financed through royalty-bearing programs sponsored by the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor
          ("OCS"). In return for the OCS's participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the
          OCS, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $ 685 as of
          December 31, 2006. The total amount of royalties charged to operations for the years ended December 31, 2006, 2005 and 2004 was approximately
          $ 17, $ 27 and $ 60, respectively.

     c.   Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and
          Development Fund ("BIRD") Foundation. The Company is committed to pay royalties to the BIRD Foundation at a rate of 5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The
          Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $ 2,097 as of December 31, 2006. The total amount of royalties charged to operations for the years ended
          December 31, 2006, 2005 and 2004 was approximately $ 14, $ 12 and $
          20, respectively.

     d.   The Company's offices in Netanya are rented under a non-cancelable operating lease expiring January 31, 2008. In addition, the Company's motor vehicles are rented under operating leases. Annual minimum future rental commitments under these leases, at exchange rates in effect on December 31, 2006, are approximately as follows:

          2007                                         $         721
          2008                                                   492
          2009                                                    94
                                                       -------------

                                                       $       1,307
                                                       =============

          Lease expense for the years ended December 31, 2006, 2005 and 2004 was
          $ 479 $ 471 and $ 508, respectively.

     e.   Floating charges have been recorded on all of the Company's assets and specific charges have been recorded on certain assets in respect of the Company's liabilities to its banks and other creditors.

     f.   The Company provides bank guarantees to its customers in the ordinary course of business. These guarantees are provided to customers to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers as of December 31, 2006 is approximately $ 1,354.

                                     F - 28

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

          In February 2007, the Company effected a 3 to 1 reverse stock split with respect to its Ordinary shares. All shares, stock options, warrants and net earnings (loss) per share amounts in these financial statements have been restated for all prior periods to reflect the reverse stock split.

          In April 2005, the Company completed a private placement to institutional investors. The Company issued 321,978 Ordinary shares for total proceeds of $ 1,091 ($ 1,006 net of issuance expenses) and warrants to purchase up to an aggregate of 625,000 Ordinary shares at an exercise price of $ 6.30 per share. At the same time, the investors exercised additional investment rights to purchase 303,022 of the
          Company's Ordinary shares at an exercise price of $ 6.30 per share, for total amount of $ 1,909 ($ 1,761 net of issuance expenses) (see also c. below).

          In July 2004, the Company issued 600,000 shares, an aggregate of $
          3,000 principal amount of convertible notes, additional investment rights to purchase up to an aggregate of 366,667 Ordinary shares at an exercise price of $ 6.30 per share, (with a term of two years commencing six months following the closing) and warrants to purchase up to an aggregate of 312,500 Ordinary shares at an exercise price of
          $ 7.50 per share (for a term of five years commencing six months following the closing) to investors in a private placement for a total consideration of $ 5,880 ($ 5,712 net of issuance expenses) (see also
          c. below).

          The consideration was allocated based on the relative fair values of the Ordinary shares, notes, additional investment rights and warrants in accordance with APB No. 14, "Accounting for Convertible Debt and
          Debt Issued with Stock Purchase Warrants". The convertible notes bear interest at a rate of six-month LIBOR plus 2.5%. The principal is due in July 2007 and the interest is payable in quarterly installments until July 2007. The notes are convertible to Ordinary shares at a conversion price of $ 6.30. In connection with the issuance of the notes, additional investment rights and warrants, $ 180 was recorded as a beneficial conversion feature in accordance with EITF 98-5,
          "Accounting for Convertible Securities with Beneficial Conversion
          Features or Contingently Adjustable Conversion Ratios".

                                     F - 29

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11:- SHAREHOLDERS' EQUITY (CONT.)

          The total amount of the deemed discount on the notes as a result of the allocated proceeds attributable to the warrants, additional investment rights and the beneficial conversion feature amounting to $
          760, is amortized over the term of the notes using the interest method. At December 31, 2006, the unamortized balance on the deemed discount on the convertible notes was $ 142. The fair value of the warrants and additional investment rights was based on a valuation prepared using the Black-Scholes-Merton option-pricing model, assuming a risk free interest of 2.64% and 3.69%, respectively, a volatility factor of 0.67 and 0.68, respectively, dividend yield of 0% and contractual life of two years and five years, respectively. In addition, the valuation considered that the warrants and additional investment rights were restricted for the first six months, the warrants were not traded on the market at any time, and the underlying asset had a low marketability. The valuation result was judged to be reasonable by comparison to benchmarks in similar circumstances. The
          Company's management is responsible for the valuation.

          Costs incurred with respect to the issuance of the convertible notes of $ 69 have been recorded as deferred charges and are amortized as financial expenses over the term of the notes using the interest method.

     b.   Stock option plans:

          In 1996, 1999 and 2003, the Company's Board approved the adoption of
          Employee Stock Option Plans ("the Plans"), which authorized the grant of options to purchase up to an aggregate of 80,000, 346,667 and
          1,166,667 Ordinary shares (in 2006 the Company's Board approved increase of the 2003 plan by an additional 500,000 options), respectively, to officers, directors, consultants and key employees of the Company and its subsidiary. Options granted under the Plans expire within a maximum of 10 years from adoption of the plan. One third of the options granted under the Company's Plans vest immediately on the grant date and the remaining two third vests ratably over two years.
          Compensation expense is recognized by the straight-line method.

          The exercise price of an option granted to an employee may not be less than 60% of the fair market value of the Ordinary shares on the date of grant of the option. The exercise price of an option granted to a non-employee director or consultant may not be less than 80% of the fair market value of the Ordinary shares on the date of grant of the option. Any options that are cancelled or forfeited before expiration become available for future grants. At December 31, 2006, 166,432 options were available for grant under the Plans described above. Upon exercise of options by employees, the Company satisfies the requirements by issuing newly issued shares.

                                     F - 30

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11:- SHAREHOLDERS' EQUITY (CONT.)

          Transactions related to the above Plans (including warrants to directors) during the year ended December 31, 2006 were as follows:

                                                        YEAR ENDED DECEMBER 31, 2006
                                           --------------------------------------------------
                                                                       WEIGHTED
                                                                       AVERAGE
                                                           WEIGHTED    REMAINING
                                                            AVERAGE   CONTRACTUAL   AGGREGATE
                                           AMOUNT OF       EXERCISE      TERM       INTRINSIC
                                            OPTIONS          PRICE    (IN YEARS)      VALUE
                                           ----------       --------   --------      --------

          Options outstanding at
            beginning of year                 705,300       $   3.79       5.29      $      -
          Granted                             400,000       $   2.40       6.07      $      -
          Exercised                           (13,833)      $   2.07       6.07      $      -
          Expired                             (11,467)      $   4.09          -      $      -
          Forfeited                           (22,533)      $   3.70       4.52      $      -
                                           ----------

          Options outstanding at end
            of year                         1,057,467       $   3.31       4.85      $      -
                                           ==========       ========   ========      ========

          Vested and expected to
            vest at December 31, 2006       1,025,864       $   3.34       4.82      $      -
                                           ==========       ========   ========      ========

          Exercisable options at end
            of year                           759,578       $   3.63       4.47      $      -
                                           ==========       ========   ========      ========

          No share-based employee compensation expense was recorded for the years ended December 31, 2005 and 2004 under APB 25. Share based compensation for the year ended December 31, 2006 was $ 221.

          The weighted-average grant-date fair value of options granted during the years ended December 31, 2006, 2005 and 2004 was $ 0.34, $ 0.55 and $ 0.44, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the
          Company's closing stock price on December 31, 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. Total intrinsic value of options exercised for the years ended December 31, 2006, 2005 and 2004 was $ 13, $ 98 and $ 183, respectively. As of December 31, 2006, there was $ 270 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the
          Company's stock option plans. That cost is expected to be recognized over a weighted-average period of one year.

                                     F - 31

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11:- SHAREHOLDERS' EQUITY (CONT.)

          The options outstanding as of December 31, 2006 have been separated into ranges of exercise prices, as follows:

                                       OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                               ---------------------------------         ------------------
                                            WEIGHTED
                                             AVERAGE
                                            REMAINING    WEIGHTED                   WEIGHTED
                                  AT       CONTRACTUAL   AVERAGE           AT        AVERAGE
             RANGE OF         DECEMBER 31,   LIFE (IN    EXERCISE      DECEMBER 31, EXERCISE
          EXERCISE PRICE         2006         YEARS)      PRICE           2006       PRICE
          ---------------      ---------       ---        ------         ------      ------

          $  2.07 - 3.00         586,000      5.02        $ 2.30        319,334      $ 2.21
          $  3.87 - 6.00         436,667      5.21        $ 3.97        405,444      $ 4.00
          $  9.28 - 12.38         24,133      1.42        $10.16         24,133      $10.16
          $ 14.63 - 20.25         10,667      1.5         $16.88         10,667      $16.88
                               ---------                                -------

                               1,057,467                  $ 3.31        759,578      $ 3.63
                               =========                  ======        =======      ======

     c.   Warrants:

          As of December 31, 2006, warrants to purchase 5,493,282 Ordinary shares were outstanding.

          In April 2005, in connection with the issuance of Ordinary shares described in a. above, the Company granted the purchasers of the
          Ordinary shares, warrants to purchase up to an aggregate of 625,000
          Ordinary shares at $ 6.30 per share, which expire on the later of (i)
          24 months from the date of the grant, and (ii) 24 months from the date of the shareholder approval, ratifying the issuance of the Ordinary shares and the warrants under the Securities Purchase Agreement to the selling shareholders and authorizing the increase of the Company's authorized Ordinary shares from 15,000,000 Ordinary shares to no less than 15,833,333 Ordinary shares

          In July 2004, in connection with the issuance of Ordinary shares and convertible notes described in a. above, the Company granted the investors additional investment rights to purchase up to an aggregate of 366,667 Ordinary shares at an exercise price of $ 6.30 per share,
          (with a term of two years commencing six months following the closing)
          and warrants to purchase up to an aggregate of 312,500 Ordinary shares at an exercise price of $ 7.50 per share (for a term of five years commencing six months following the closing). In April 2005, 303,022 additional investment rights were exercised.

                                     F - 32

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

     c.   Tax rates applicable to income of companies in Israel:

          In June 2004, an amendment to the Income Tax Ordinance (No. 140 and
          Temporary Provision), 2004 was passed by the "Knesset" (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%,
          2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

     d.   As of December 31, 2006, the net operating tax loss carryforward relating to the Company in Israel amounted to approximately $ 49,000, including a carryforward capital loss amounting to approximately $
          2,955. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

          As of December 31, 2006, carryforward tax losses relating to the subsidiary (in China), amounted to approximately $ 239.

          As the Company believes that it is more likely than not that the tax assets in respect of these carryforward losses amounting to approximately $ 15,300 will not be utilized, the Company recorded a valuation allowance for the entire balance of the deferred tax asset relating to the carryforward losses.

     e.   The main reconciling items between the statutory tax rate of the
          Company and the effective tax rate is the valuation allowance recorded in respect of the tax assets relating to net operating loss carryforward and other temporary differences due to the uncertainty of the realization of such tax assets.

                                     F - 33

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- TAXES ON INCOME (CONT.)

     f.   Income (loss) before income taxes:

                              YEAR ENDED DECEMBER 31,
                        -----------------------------------
                         2006          2005          2004
                        -------       -------       -------

          Domestic      $(2,085)      $(2,254)      $   937
          Foreign            85           (75)         (115)
                        -------       -------       -------

                        $(2,000)      $(2,329)      $   822
                        =======       =======       =======

NOTE 13:- FINANCIAL EXPENSES, NET

                                                                YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               2006        2005        2004
                                                              -----       -----       -----

     Income:
        Foreign currency exchange differences                 $  96       $ 164       $ 234
        Interest on cash equivalents and restricted cash         56          20           4
                                                              -----       -----       -----

                                                                152         184         238
                                                              -----       -----       -----
     Expenses:
        Interest on convertible note                            231         181          64
        Amortization expenses on convertible note and
          deferred expenses                                     323         234         115
        Foreign currency exchange differences                   240         156          79
        Interest on loans and other credit balances              35          68          82
        Bank commissions                                         98         100         116
        Others                                                    -          69          30
                                                              -----       -----       -----

                                                                927         808         486
                                                              -----       -----       -----

                                                              $(775)      $(624)      $(248)
                                                              =====       =====       =====

NOTE 14:- RELATED PARTY TRANSACTIONS

     There are no related party balances as of December 31, 2006 and 2005, and no related party transactions for the years ended December 31, 2006, 2005 and 2004.

NOTE 15:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

     a.   In accordance with Statement of Financial Accounting Standards No.
          131, "Disclosures About Segments of an Enterprise and Related
          Information", the Company is organized and operates as one business segment, which develops, manufactures and sells ATE products, avionics equipment and aviation data acquisition and debriefing systems (see
          Note 1a).

                                     F - 34

                               RADA ELECTRONIC INDUSTRIES LTD.AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 15:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (CONT.)

     b.   Revenues by geographic areas:

          Revenues are attributed to geographic area based on the location of the end customers as follows:

                                  YEAR ENDED DECEMBER 31,
                             ---------------------------------
                              2006         2005         2004
                             -------      -------      -------

          North America      $ 4,666      $ 5,096      $ 4,715
          Europe                 792          586        3,022
          Israel               4,265        5,546        4,998
          Others               3,314        2,193        1,425
                             -------      -------      -------

          Total              $13,037      $13,421      $14,160
                             =======      =======      =======

     c.   Major customers:

          Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues, are as follows:

                       YEAR ENDED DECEMBER 31,
                        --------------------
                        2006    2005    2004
                        ----    ----    ----
                                  %
                        --------------------

          Customer A      *)      12      19
          Customer B      20      14      *)
          Customer C      38      21      *)
          Customer D       -      *)      10
          Customer E      *)       -      11
          Customer F      *)      *)      17
          Customer G      *)      12      *)

          *)   Less than 10%.

     d.   Long-lived assets by geographic areas:

                         DECEMBER 31,
                      ------------------
                       2006        2005
                      ------      ------

          Israel      $4,518      $5,332
          China          926       1,108
                      ------      ------

                      $5,444      $6,440
                      ======      ======

                                     F - 35

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

                                                                                 YEAR ENDED DECEMBER 31,
                                                                  -------------------------------------------------
                                                                     2006                2005               2004
                                                                  ------------       ------------       ------------

     Numerator:

     Net income (loss)                                            $     (2,000)      $     (2,329)      $        822
                                                                  ============       ============       ============

     Denominator:

     Weighted average number of Ordinary shares outstanding
        during the year used to compute basic net earnings
        (loss) per share (in thousands)                                  8,723              7,504              6,458
     Incremental shares attributable to exercise of
        outstanding options and warrants (assuming proceeds
        would be used to purchase treasury stock) (in
        thousands)                                                           -                  -              1,437
                                                                  ------------       ------------       ------------

     Weighted average number of Ordinary shares outstanding
        during the year used to compute diluted net earnings
        (loss) per share (in thousands)                                  8,723              7,504              7,895
                                                                  ============       ============       ============

     Basic net earnings (loss) per share                          $      (0.23)      $      (0.31)      $       0.12
                                                                  ============       ============       ============

     Diluted net earnings (loss) per share                        $      (0.23)      $      (0.31)      $       0.09
                                                                  ============       ============       ============

                                     F - 36

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

                                           RADA ELECTRONIC INDUSTRIES LTD.

                                           By: /s/ Herzle Bodinger
                                           -----------------------
                                           Herzle Bodinger
                                           President and Chief Executive Officer

Dated:  March 29, 2007

                                       67