Form 20-F
period 2007-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2008-03-28
CIK 761238

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 20-F

[_]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                                       OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
     ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

                                       OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM _________ TO _________

                                                      OR

[_]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934

       DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT.................

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

           ORDINARY SHARES, PAR VALUE NIS 0.015 PER SHARE...8,705,788
                            (As of December 31, 2007)

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

                                  INTRODUCTION

     RADA Electronic Industries Ltd., an Israeli corporation, is engaged in the military and commercial aerospace industries. We develop, manufacture and sell avionics systems, including digital video recorders, ground debriefing stations, stores management systems, flight data recorders, inertial navigation systems, trainers upgrades, avionics systems for the avionics for unmanned aerial vehicles market, and electro-optic cameras for airplanes and armored vehicles.

     Our shares are traded on the NASDAQ Capital Market, under the symbol
"RADA." As used in this annual report, the terms "we," "us" and "our" mean RADA
Electronic Industries Ltd. and its subsidiaries, unless otherwise indicated.

     We currently use CATS(TM), ACE(TM) and FACE(TM) as trade names. We acquired the rights to the Israeli trademark VDS(R) and to the U.S. trademark application for the same trademark in February 2005. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

                                       i

                                TABLE OF CONTENTS

                                                                                         PAGE NO.

PART I                                                                                      1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS                               1
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE                                             1
ITEM 3. KEY INFORMATION                                                                     1
        A. Selected Financial Data                                                          1
        B. Capitalization and Indebtedness                                                  2
        C. Reasons for the Offer and Use of Proceeds                                        2
        D. Risk Factors                                                                     2
ITEM 4. INFORMATION ON THE COMPANY                                                          9
        A. History and Development of the Company                                          10
        B. Business Overview                                                               10
        C. Organizational Structure                                                        18
        D. Property, Plants and Equipment                                                  18
ITEM 4A. UNRESOLVED STAFF COMMENTS                                                         19
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS                                       19
        A. Operating Results                                                               19
        B. Liquidity and Capital Resources                                                 24
        C. Research and Development, Patents and Licenses                                  27
        D. Trend Information                                                               27
        E. Off-Balance Sheet Arrangements                                                  28
        F. Tabular Disclosure of Contractual Obligations                                   28
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                         28
        A. Directors and Senior Management                                                 28
        B. Compensation                                                                    30
        C. Board Practices                                                                 31
        D. Employees                                                                       37
        E. Share Ownership                                                                 38
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                                  40
        A. Major Shareholders                                                              40
        B. Related Party Transactions                                                      41
        C. Interests of Experts and Counsel                                                41
ITEM 8. FINANCIAL INFORMATION                                                              42
        A. Consolidated Statements and Other Financial Information                         42
        B. Significant Changes                                                             45
ITEM 9. THE OFFER AND LISTING                                                              45
        A. Offer and Listing Details                                                       45
        B. Plan of Distribution                                                            46
        C. Markets                                                                         46
        D. Selling Shareholders                                                            46
        E. Dilution                                                                        46
        F. Expense of the Issue                                                            46
ITEM 10. ADDITIONAL INFORMATION                                                            46
        A. Share Capital                                                                   46
        B. Memorandum and Articles of Association                                          47
        C. Material Contracts                                                              49
        D. Exchange Controls                                                               49
        E. Taxation                                                                        49
        F. Dividend and Paying Agents                                                      56
        G. Statement by Experts                                                            56
        H. Documents on Display                                                            57
        I. Subsidiary Information                                                          57
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS                        57
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES                            58

                                       ii

PART II                                                                                    58

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                                   58
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS      58
ITEM 15. CONTROLS AND PROCEDURES                                                           58
ITEM 15T. CONTROLS AND PROCEDURES                                                          58
ITEM 16. RESERVED                                                                          59
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT                                                 59
ITEM 16B. CODE OF ETHICS                                                                   59
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES                                           59
ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE       60
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS            60

PART III                                                                                   60

ITEM 17. FINANCIAL STATEMENTS                                                              60
ITEM 18. FINANCIAL STATEMENTS                                                              60
ITEM 19. EXHIBITS                                                                          61
S I G N A T U R E S                                                                        62

                                      iii

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     We derived the following consolidated statements of operations data for the years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006and 2007 from our audited consolidated financial statements included in this annual report. We derived the consolidated statements of operations data for the years ended December 31, 2003 and 2004, and the consolidated balance sheet data as of December 31, 2003, 2004 and 2005 from our audited consolidated financial statements that are not included in this annual report. All share and per share amounts have been restated for all prior periods to reflect a one share for three shares reverse stock split that was effective February 14, 2007.

                                                                      YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------------------------------
                                                   2003           2004           2005           2006           2007
                                                 --------       --------       --------       --------       --------
                                                           (In thousands, except share and per share data)

Revenues                                         $ 12,315       $ 14,160       $ 13,421       $ 13,037       $ 14,021
Cost of revenues                                    9,592         10,287         12,082         10,999         10,681
                                                 --------       --------       --------       --------       --------
Gross profit                                        2,723          3,873          1,339          2,038          3,340
   Research and development expenses                    -              -              -            181            324
   Marketing, selling, general and
      administrative expenses                       2,698          2,854          3,094          3,110          3,403
Operating income (loss)                                25          1,019         (1,755)        (1,253)          (387)
Financial income (expenses), net                      708           (248)          (624)          (775)          (629)
Other income (expenses), net                           (2)            23             33             45              -
Minority interest in losses (gains) of
subsidiary                                             27             28             17            (17)           (62)
Net income (loss)                                $    758       $    822       $ (2,329)      $ (2,000)      $ (1,078)
                                                 ========       ========       ========       ========       ========
Basic net income (loss) per share                $   0.12       $   0.12       $  (0.31)      $  (0.23)      $  (0.12)
                                                 ========       ========       ========       ========       ========
Diluted net income (loss) per share              $   0.12       $   0.09       $  (0.31)      $  (0.23)      $  (0.12)
                                                 ========       ========       ========       ========       ========
Weighted average number of shares used
   to compute basic net income (loss) per
   share                                            6,170          6,458          7,504          8,705          8,705
                                                 ========       ========       ========       ========       ========

Weighted average number of shares used
   to compute diluted net income (loss) per
   share                                            6,568          7,895          7,504          8,705          8,705
                                                 ========       ========       ========       ========       ========

                                                                          AS OF DECEMBER 31,
                                                  -----------------------------------------------------------------
                                                    2003           2004          2005          2006          2007
                                                  --------       --------      --------      --------      --------
                                                                      (U.S. dollars in thousands)
BALANCE SHEET DATA:
Working capital (deficiency)                      $ (2,716)      $  2,265      $  3,575      $    510      $  4,058
Total assets                                        14,549         18,297        18,890        17,455        17,406
Short-term credits and current maturities of
  long-term loans                                    1,123             14           877           559           490
Long-term debt, net of current maturities            1,220              -             -           142           261
Convertible note                                         -          2,346         2,560         2,858         1,622
Shareholders' equity                                 2,878          7,232         7,735         6,074         6,725

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
ANY OF THE FOLLOWING RISKS. IN THAT CASE, THE VALUE OF OUR ORDINARY SHARES COULD
DECLINE, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

WE HAVE A HISTORY OF LOSSES, AND MAY NOT BE ABLE TO ACHIEVE OR SUSTAIN
PROFITABILITY IN THE FUTURE.

     In the year ended December 31, 2007, we recorded a net loss of $1.1 million, and we have incurred losses in three out of the last five years. As of
December 31, 2007 our accumulated deficit was $62.4 million. We may not be able to achieve or sustain profitability in the future.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, WHICH MAY NOT BE
AVAILABLE TO US.

     Our working capital requirements and the cash flow from our operating activities are likely to vary greatly from quarter to quarter, depending on the timing of orders and deliveries, the build-up of inventories, and the payment terms offered to our customers. As a consequence of our significant losses, we incurred significant bank debt and sold equity and debt securities in private placements in the years 1997 through 2007. We may need to raise additional funds for a number of uses, including:

     o    Working capital and operating activities;

     o    Implementing marketing and sales activities for our products;

     o    Maintaining and expanding research and development programs;

     o    Hiring additional qualified personnel; and

     o    Supporting an increased level of operations.

     We may not be able to obtain additional funds on favorable terms. If we cannot raise needed funds on favorable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

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

WE MAY NOT BE ABLE TO IMPLEMENT OUR GROWTH STRATEGY, WHICH COULD ADVERSELY
AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     In line with our growth strategy, we have entered into teaming agreements and other co-operation agreements with General Electric Aviation System
(formerly Smiths Aerospace Electronic Systems) or GE Aviation, and Lockheed
Martin Aerospace to increase our penetration into the aviation market. We are currently investing and intend to continue to invest significant resources to develop these relationships. Should our relationships fail to materialize into significant agreements or should we fail to work efficiently with such parties, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

     Our growth is partially dependant on the development of new products, based on internal research and development. Although we carefully analyze the market needs before we invest in the development of a new product, we cannot be sure that the needs we identify are true, we might face difficulties or delays in the development process that will result in changes of the market needs and competing products may emerge during the development and certification process.

COMPETITION IN THE MARKET FOR AUTOMATED TEST EQUIPMENT AND AVIONICS EQUIPMENT IS
INTENSE. OUR PRODUCTS MAY NOT ACHIEVE MARKET ACCEPTANCE, WHICH COULD ADVERSELY
AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The market for our products is highly competitive, and we may not be able to compete effectively in our market. Our principal competitors in the automated test equipment market are Zaban in Israel, and Aerospatiale Avionique and Avtron
abroad. Our principal competitors in the avionics market are Harris, Rockwell
Collins, Honeywell, Elbit Systems Ltd., or Elbit, Israel Aircraft Industries
Ltd., or IAI, R.S.L. Ltd., TEAC, Enertec and Calculex. We expect to continue to face competition from these and other competitors. Most, if not all, of our competitors are far larger, have substantially greater resources including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we have. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

OUR INITIATIVE OF PROVIDING MANUFACTURING SERVICES MAY NOT SUCCEED, AND AS A
RESULT, WE MAY BE UNABLE TO ACHIEVE PROFITABILITY IN OUR BEIT-SHE'AN PRODUCTION
FACILITY AND MAY BE FORCED TO SHUT DOWN ITS OPERATIONS.

     In June 2000, we began to provide manufacturing services to original equipment manufacturers in Israel and the United States, using the manufacturing capabilities of our Beit-She'an plant. The market for our manufacturing services is highly competitive, and we may not be able to compete effectively in this market. The cost of labor and the efficiency of the production equipment and production processes are crucial to our success in this market. Consequently, should we fail to maintain low labor costs, enhance our production equipment and develop new and more efficient production methods, we may have to shut down the operations of our Beit-She'an plant, which may harm our competitiveness and could adversely affect our business, results of operations and financial condition.

REDUCTION IN MILITARY BUDGETS WORLDWIDE MAY CAUSE A REDUCTION IN OUR REVENUES,
WHICH WOULD ADVERSELY AFFECT OUR BUSINESS, OPERATING RESULTS AND FINANCIAL
CONDITION.

     A significant portion of our revenues is derived from the sale of products with military applications. These revenues, on a consolidated basis, totaled approximately $11.6 million, or 83% of revenues, in 2007, $11.6 million, or 89%
of revenues, in 2006 and $11.8 million, or 88 % of revenues, in 2005. The military budgets of a number of countries may be reduced in the future. Declines in military budgets may result in reduced demand for our products and manufacturing services. This would result in reduction in our core business'
revenues and adversely affect our business, results of operations and financial
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

IF WE DO NOT RECEIVE THE GOVERNMENTAL APPROVALS NECESSARY FOR THE EXPORT OF OUR
PRODUCTS, OUR REVENUES MAY DECREASE. SIMILARLY IF OUR SUPPLIERS AND PARTNERS DO
NOT RECEIVE GOVERNMENT APPROVALS NECESSARY TO EXPORT THEIR PRODUCTS OR DESIGNS
TO US, OUR REVENUES MAY DECREASE AND WE MAY FAIL TO IMPLEMENT OUR GROWTH
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

WE DEPEND ON SALES TO KEY CUSTOMERS AND THE LOSS OF ONE OR MORE OF OUR KEY
CUSTOMERS WOULD RESULT IN A LOSS OF A SIGNIFICANT AMOUNT OF OUR REVENUES, WHICH
WOULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS.

     A significant portion of our revenues is derived from a small number of customers. Our major customers during the three years ended December 31, 2007 were as follows:

                                     PERCENTAGE OF REVENUES
                                    -----------------------
                                    2005     2006      2007
                                    ----     ----      ----

GE Aviation                          21%      38%      17%
Israeli Ministry of Defense          12%       5%       5%
Israel Aviation Industries           14%      20%      17%
RAFAEL Advanced Defense Systems       -        2%      10%
Lockheed Martin                      12%       9%       4%
Hindustan Aeronautics                 5%       3%      14%

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

WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS OF COMPONENTS FOR OUR PRODUCTS AND IF
WE ARE UNABLE TO OBTAIN THESE COMPONENTS WHEN NEEDED, WE WOULD EXPERIENCE DELAYS
IN MANUFACTURING OUR PRODUCTS AND OUR FINANCIAL RESULTS COULD BE ADVERSELY
AFFECTED.

     We acquire most of the components for the manufacturing of our products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States. Certain of these suppliers are currently the sole source of one or more components upon which we are dependent. Suppliers of some of the components for manufacturing require us to place orders with significant lead-time to assure supply in accordance with our manufacturing requirements. Inadequacy of operating funds may cause us to delay placement of such orders and may result in delays in supply. Delays in supply may significantly hurt our ability to fulfill our contractual obligations and may significantly hurt our business and result of operations. We may not be able to continue to obtain such components from these suppliers on satisfactory commercial terms. Temporary disruptions of our manufacturing operations would ensue if we were required to obtain components from alternative sources, which may have an adverse effect on our financial results.

RAPID TECHNOLOGICAL CHANGES MAY ADVERSELY AFFECT THE MARKET ACCEPTANCE OF OUR
PRODUCTS AND COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND
RESULTS OF OPERATIONS.

     The avionics market in which we compete is subject to technological changes, introduction of new products, change in customer demands and evolving industry standards. Our future success will depend upon our ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new technologies and by developing and introducing enhancements to our current products and new products. We may not be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements. In addition, we may experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements and such enhancements may not adequately meet the requirements of the market and may not achieve any significant degrees of market acceptance.
If release dates of our new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition would be materially adversely affected.

WE MAY ENCOUNTER DIFFICULTIES WITH OUR INTERNATIONAL OPERATIONS AND SALES.

     Exports accounted for 62% of our sales in 2007, 67% of our sales in 2006 and 59% of our sales in 2005. This subjects us to many risks inherent in engaging in export international business, including:

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

     o    Potential adverse tax consequences.

     We may not be able to sustain or increase revenues from international operations and may encounter significant difficulties in connection with the sale of our products in international markets. Any of these events will have a material adverse affect on our business, operating results and financial condition.

CURRENCY EXCHANGE RATE FLUCTUATIONS IN THE WORLD MARKETS IN WHICH WE CONDUCT
BUSINESS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF
OPERATIONS AND FINANCIAL CONDITION.

     We may be adversely affected by fluctuations in currency exchange rates.
While our revenues are generally denominated in U.S. dollars, a significant portion of our expenses is incurred in NIS. As of December 31, 2007 our losses due to the decrease of the U.S dollars were approximately $200,000. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, we may not be able to do so.
Furthermore, such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if for any reason, exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. In the future, such fluctuations may have a material adverse effect on revenues from international sales, operating expenses and consequently, on our business, operating results and financial condition.

WE ARE DEPENDENT ON OUR SENIOR MANAGEMENT AND KEY PERSONNEL, IN PARTICULAR
HERZLE BODINGER, THE CHAIRMAN OF OUR BOARD OF DIRECTORS, AND OUR PRESIDENT, AND
MR. ZVI ALON, OUR CHIEF EXECUTIVE OFFICER, WHOSE LOSS COULD ADVERSELY AFFECT OUR
BUSINESS.

     Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are dependent on the services of Herzle Bodinger, the chairman of our Board of Directors and our president, and Mr. Zvi Alon, our chief executive officer. Any loss of the services of Herzle Bodinger, other members of senior management or other key personnel could negatively and materially affect our business.

OUR PROPRIETARY TECHNOLOGY IS DIFFICULT TO PROTECT AND UNAUTHORIZED USE OF OUR
PROPRIETARY TECHNOLOGY BY THIRD PARTIES MAY IMPAIR OUR ABILITY TO COMPETE
EFFECTIVELY, WHICH COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND
RESULTS OF OPERATIONS.

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

WE MAY FAIL TO MAINTAIN EFFECTIVE INTERNAL CONTROLS IN ACCORDANCE WITH SECTION
404 OF THE SARBANES-OXLEY ACT OF 2002, WHICH COULD HAVE AN ADVERSE EFFECT ON OUR
FINANCIAL RESULTS AND THE MARKET PRICE OF OUR ORDINARY SHARES.

     The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section
404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting, which started in connection with this Annual Report on
Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

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

SUBSTANTIAL FUTURE SALES OF OUR ORDINARY SHARES MAY DEPRESS OUR SHARE PRICE.

     If our principal shareholders sell substantial amounts of their ordinary shares, including shares registered under effective registration statements and shares issuable upon the exercise of outstanding warrants, or convertible notes, or if the perception exists that our principal shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity-related securities in the future at a time, in a place and on terms we deem appropriate.

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

RISKS RELATING TO OUR LOCATION IN ISRAEL

POLITICAL, ECONOMIC AND MILITARY INSTABILITY IN ISRAEL MAY DISRUPT OUR
OPERATIONS AND NEGATIVELY AFFECT OUR BUSINESS CONDITION, HARM OUR RESULTS OF
OPERATIONS AND ADVERSELY AFFECT OUR SHARE PRICE.

     We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the
State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of
Israel could have a material adverse effect on our business, financial condition and results of operations.

     Since the establishment of the State of Israel in 1948, Israel and its Arab
neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel's international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in
September 2000 and which has continued with varying levels of severity through
2007. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Recently, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel's northern border with Lebanon in the summer of 2006, and extensive hostilities along Israel's border with the Gaza
Strip since June 2007 when the Hamas effectively took control of the Gaza Strip, which have intensified since February 2008. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and
Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

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

FLUCTUATIONS IN THE EXCHANGE RATE BETWEEN THE U.S. DOLLAR AND FOREIGN CURRENCIES
MAY AFFECT OUR OPERATING RESULTS.

     A significant portion of the cost of our operations, mainly personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S.
dollar and the NIS. In addition, if the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the U.S. dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in U.S. dollars may increase. NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and share price.

SERVICE AND ENFORCEMENT OF LEGAL PROCESS ON US AND OUR DIRECTORS AND OFFICERS
MAY BE DIFFICULT TO OBTAIN.

     Service of process upon our directors and officers and the Israeli experts named herein, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets, most of our directors and officers and the Israeli experts named in this annual report are located outside the U.S., any judgment obtained in the United
States against us or these individuals or entities may not be collectible within the United States.

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

YOUR RIGHTS AND RESPONSIBILITIES AS A SHAREHOLDER WILL BE GOVERNED BY ISRAELI
LAW AND DIFFER IN SOME RESPECTS FROM THOSE OF A TYPICAL U.S. CORPORATION.

     Because we are an Israeli company, the rights and responsibilities of our shareholders are governed by our articles of association and by Israeli law.
These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in a typical U.S. corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders' vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revisions in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

AS A FOREIGN PRIVATE ISSUER WHOSE SHARES ARE LISTED ON THE NASDAQ CAPITAL
MARKET, WE MAY FOLLOW CERTAIN HOME COUNTRY CORPORATE GOVERNANCE PRACTICES
INSTEAD OF CERTAIN NASDAQ REQUIREMENTS.

     As a foreign private issuer whose shares are listed on the NASDAQ Capital
Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and
Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on the NASDAQ Capital
Market, we may follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, and quorum at shareholders' meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

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

     In April 1985, we completed an initial public offering. Our ordinary shares were traded on the NASDAQ National Market from our initial public offering in
1985 until June 10, 2002 when the listing of our ordinary shares was transferred to the NASDAQ Capital Market. We are listed under the symbol "RADA."

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

     Our capital expenditures for the years ended December 31, 2005, 2006 and
2007 were approximately $411,000, $236,000 and $353,000, respectively. These expenditures were principally for machinery equipment and office furniture and equipment.

B.   BUSINESS OVERVIEW

INDUSTRY OVERVIEW

     Our activity is focused on the defense electronics market. This market has been growing in recent years and is currently a large part of the defense business. Two contradictory forces control the defense electronics market: on the one hand, new military vehicles of all kinds are equipped with significantly more electronic systems than they used to carry a decade ago; in addition, the increasing usage of advanced electronics in modern vehicles, including upgrades of existing technology and growing number of unmanned vehicles of all kinds, has provided significant growth to the market. On the other hand, the significant reduction in the price of electronic systems is reducing the dollar value of the market.

     Advanced defense electronics systems are, typically, derivatives or enhancements of industrial and consumer electronic systems. Most of the defense electronics systems are built of commercial components and even sub-systems, a fact that reduces the overall price and, at the same time, generates complex obsolescence issues.

     Customers for defense electronics products are either governments or major integrators. Engaging in business relationships with these customers is complex, has a long sales cycle and requires long term commitments for future support of delivered hardware. Production batches of these products are usually small, especially in the retrofit market.

     Suppliers of defense electronic systems are either providers of sub-systems to major integrators or providers of integrated systems to the industry or to the forces. These companies are typically very large and have diversified product offerings.

     New products in the defense electronic market are usually developed utilizing internal and customers' research and development funds, and are tailored to specific customers' needs. In many cases, the customer who pays for the design and adaptation limits the use of intellectual property that was funded by it for other applications, due to either financial or security reasons.

PRODUCTS AND SERVICES

     We primarily provide integrated avionic solutions. Our aim is to provide not only state of the art products but also comprehensive end-to-end solutions for one or more avionic systems.

     Our current product lines are:

     o    Trainer aircraft upgrades;

     o    Data & video recording and management;

     o    Avionics for unmanned aerial vehicles, or UAVs;

     o    Inertial navigation products (based on ring laser gyros, or RLG, fiber optic gyros, or FOG, and micro-electro mechanical sensors, or MEMS);
          and

     o    Optronic products (head-up displays, or HUD, cameras and rear-view cameras for tanks).

     In addition, we continue to sell and support our traditional products and services, as follows:

     o    Commercial aviation test stations - CATS(TM);

     o    Manufacturing services to original equipment manufactures, or OEMs in
          Israel and in the United States, using the manufacturing capabilities of our Beit She'an plant; and

     o    Test and repair services through our China based subsidiary using our
          CATS(TM) testers and test programs.

TRAINER AIRCRAFT UPGRADES

     We conducted an avionics upgrade program of all of the avionics systems of the A-4 "Skyhawk" fleet of the Israeli Airforce, or IAF, advanced trainer fleet.
The aging avionics of the A-4 aircraft were completely replaced by a new, upgraded avionics package designed by us. Our new avionics package replaced the legacy weapon delivery and navigation system of the aircraft with a new state-of-the-art system that significantly improved the capabilities of the A-4, increased its reliability and provided advanced training capabilities. The upgrade package includes an inertial navigation system, or INS, global positioning system, or GPS, HUD, HUD Camera, central weapon delivery and navigation processor, and a control and display unit. The A-4 upgrade program was completed in 2005.

     We believe that this program places RADA among the few companies worldwide that have performed a complete aircraft avionics system upgrade. The A-4 avionics package provides, at a very affordable price, a complete and modern avionics package tailored for trainer aircraft. We have launched marketing efforts to promote this package to several customers.

DATA & VIDEO RECORDING AND MANAGEMENT

     Our data & video recording and management solutions are a continuously expanding family of solutions that combine airborne data collection and recording systems with ground debriefing stations that together provide data/video/audio recording, retrieval, analysis and storage. This family of solutions includes, among others, our Fatigue Analysis And Autonomous Air Combat
Evaluation System, or FACE(TM) and our Data Acquisition System, or DAS, flight data recorders, the Network-Centric Digital Recorder, or NCDR, and their supporting ground systems. The NCDR is our current best-selling product and is sold to customers worldwide.

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

     The FACE(TM) system is capable of communicating in real time with a voice and data recorder, which is a crash survival unit known as a "black box"
manufactured by GE Aviation, for the purpose of recording flight safety related data. We are currently upgrading the FACE(TM) systems we supplied to the Royal
Netherlands Air Force for its F-16 aircraft between the years 1996 and 1999.
During 2004 we supplied FACE(TM) systems for the F-16 fleet of the Portuguese
Air Force and for U.S. Navy aircraft, and during 2006 we supplied FACE(TM)
systems to the United States Air Force, or USAF, as part of an FMS upgrade for
F-16 aircraft of the Jordanian Air Force. The FACE(TM) is currently the only proven solution of its kind for F-16A/B aircraft. We believe that we will be able to continue to secure additional FACE(TM) contracts in the near future for
F-16A/B users worldwide.

     DATA ACQUISITION SYSTEM - DAS

     The DAS is an advanced avionics data acquisition system designed to acquire, process and record data from various aircraft systems. DAS consists of two sub-systems, a data acquisition unit, or DAU, and an enhanced crash survival memory unit, or ECSMU. The DAU interfaces with numerous data systems and data channels in the aircraft and acquires, processes and records data, mostly for maintenance purposes. The ECSMU is a "black box" capable of recording digital data and digitized audio transferred through the DAU. The DAS is a form fit replacement to the Crash-Survivable Flight Data Recording or CSFDR system, which is currently installed on most of the F-16 aircraft worldwide.

     We have jointly developed the DAU with GE Aviation and together, we have successfully sold the DAS system to the IAF for its F-16I aircraft. The majority of the DAU units are produced by us.

     The DAS is designed to meet all commercial aviation requirements for "black box" recorders, thus expanding its market potential beyond the defense electronics market. DAS is being offered as a substitute in various projects that require a flight data recorder with advanced capabilities and growth potential.

     During 2004, we started supplying production DAS units for the IAF and entered into contracts to supply DAS units for the Polish Air Force and the
Korean Air Force. The production for these programs is still ongoing. Additional
DAS contracts with the USAF and other air forces are expected during 2008.

     NET CENTRIC DIGITAL RECORDER - NCDR

     Recent developments in digital video recording systems and the significant reduction in size and cost of solid state memories have turned solid state digital video recording systems into the de-facto standard solution for airborne applications. These systems have begun penetrating the aviation industry in new aircraft such as the F-16I, as well as in the retrofit market. Identifying this trend, we developed the NCDR in 2005 with the view of capturing sales from: (i)
new aircraft that will be delivered with digital recorders; (ii) the retrofit market for airborne video tape recorders; and (iii) the integration of various additional applications into the NCDR, making it an airborne server.

     The NCDR, together with our ground debriefing system, provides advanced debriefing at an affordable price. We have identified a growing need for digital video replacement of aging analog airborne video tape recorders, or VTR. Over
10,000 VTRs are installed on board fighter aircraft today, and we have initiated a worldwide marketing effort to promote the replacement of these aging VTRs with our new NCDR. This marketing activity has been successful in several programs around the world, especially in our strategic markets (Israel, U.S. and
India). We were awarded the U.S. Navy T-45 advanced trainer digital recorder and processor program at the end of 2005 and the program is still ongoing. We have completed the deliveries of NCDRs to the Chilean Air Force for its F-16 fleet.
In 2006, we were chosen by Lockheed Martin to provide the NCDR for all Lockheed
Martin F-16 aircraft, and started serial deliveries in 2007. We won a similar
NCDR program for an Indian Navy aircraft.

     The NCDR is fully qualified and is continuously being demonstrated to various potential customers. We currently market the NCDR jointly with GE
Aviation utilizing GE Aviation's broad access to the world market, especially in the U.S. in 2007 we were awarded by the IAF a multi-year program to develop the next generation of the NCDR and equip all the IAF fighters aircraft with our advanced solution. We expect to complete the development by the second half of
2009 and to complete the equipment of all the IAF fighters aircraft by the end of 2010.

     Currently, additional applications are being developed and integrated into the NCDR in order to provide an integrated airborne data server. These applications include embedding data transfer capability to the system, enabling the NCDR not only to record during flight but also to provide data to the aircraft before flight, and the integration of ground collision warning based on digital terrain data stored in the NCDR memory.

     GROUND DEBRIEFING STATIONS

     Since 1999, we have offered operational ground debriefing stations, or GDS, complementing our airborne systems. The operational ground debriefing station is a PC-based application operating in a Windows NT/2000/XP(R) environment. The solution provides a state-of-the-art debriefing environment, fully capitalizing on all available digital and video information in a completely synchronized presentation. Further capitalizing on current technologies, individual stations have a networking capability, providing data sharing, as well as cross-unit and inter-air force debriefing.

     As part of Lockheed Martin Aerospace Peace Marble V (PM-V) Program, we
developed the next generation of our ground debriefing solutions by advancing it to the digital video era. This modification has resulted in significant growth in the system's capability as well as establishing our system as a major and central device in the day-to-day operation of air force squadrons. We have delivered 22 stations to the PM-V Program as well as two additional debriefing systems to Lockheed Martin Aerospace for use in integration and flight-testing.

     Currently, all of our NCDR programs incorporate similar ground debriefing solutions.

UNMANNED AERIAL VEHICLES AVIONICS

     We identified the UAV avionics market as a fast growing market that will gradually replace the manned military airborne avionics. This market has many common aspects with manned avionics products; however, it requires slightly different technology and understanding of its specific requirements.

     Typically, a UAV avionics package needs to be smaller, lighter, highly reliable and inexpensive when compared to a manned aircraft suite. The major attraction of the UAV avionics market is the large number of UAVs that are expected to be required in the future.

     We initiated efforts to penetrate this market during 2001. Since then we have entered into a contract with IAI to develop and provide an input output controller, or IOC, a unit that is part of our data acquisition systems product line, for IAI's next generation UAV. We are continuing our efforts to widen our participation in this important program as well as in other programs. The development of this product was completed, and it is currently in production, including various derivatives that were added to a complete package that incorporates 10 units per aircraft. In addition, we have won and are delivering other types of units for the same UAV model which includes up to 23 units per aircraft. These numbers will provide us with significant sales volumes when the
UAV program serial production picks up.

     During 2004, we developed and delivered a miniature avionics module, or
MAM, to IAI. This unit is aimed at the small-scale and medium-scale UAV markets, and provides complete avionics capabilities in a single miniaturized unit. This unit was recently selected to be used in the miniature UAV to be sold by IAI to a foreign customer. The contract was signed in 2007 and deliveries will be made throughout 2008.

INERTIAL AND GPS-BASED NAVIGATION SOLUTIONS

     During 2003, we developed an affordable navigation system based on the integration of a RLG with GPS. Our RLG based system is now qualified and operational as part of the IAF A-4 upgrade program. This development established our first product of INS solutions.

     During 2005, we initiated a research and development program to integrate
FOG and MEMS sensors into our navigation systems. Navigation systems based on these sensors are significantly more cost effective. We believe that the market for low cost navigation systems has significantly greater potential for installations of ground based and marine based systems.

     In 2007 we received an order from RAFAEL Advanced Defense Systems, or
RAFAEL, to develop and produce a FOG-based new generation of inertial measurement units, or IMUs, for the Litening targeting pod. We expect to complete the development of this product in 2008 and start deliveries in 2009.

     In 2007 we received our first order for MEMS-based INS for an Asian customer and signed an agreement with IAI for optional orders of this product during 2008.

     We are continuing our research and development efforts with respect to the
MEMS technology and intend to design a complete family of applications that will provide solutions for various UAV manufacturers. At the same time, we are marketing this product to our strategic customers and together with them are working to define the next versions of this family of products.

OPTRONIC PRODUCTS FOR AIRBORNE AND GROUND VEHICLES

     The acquisition of Vectop's assets in February 2005 provided us with a new product line. Airborne cameras are an integral part of any training and airborne debriefing system on board military platforms. Our customers include major
Israeli integrators (such as IAF, IAI and Elbit), as well as foreign customers.

     This product line includes:

     o    EYE WITNESS - An airborne HUD camera, which is sold to customers in different configurations. We have over fifteen customers worldwide for this product, and revenues from this product are expected to continue in the next three years.

     o    ARMOR SENTRY - A video camera developed for armored vehicles and tanks. This system is being delivered to the Israeli Defense Force, or
          IDF, ground forces for installation in the IDF "Merkava" main battle tank. We expect to receive additional orders of this product from the
          IDF in 2008.

COMMERCIAL AVIATION TEST STATIONS - CATS(TM)

     CATS(TM) is a family of multi-purpose, computerized automatic test equipment that meets the specific needs of airlines and third party maintenance companies. The CATS(TM) stations test a variety of electronic units in existing commercial aircraft, incorporating tools for testing, troubleshooting, and performing diagnostic procedures. CATS(TM) stations replace or augment test stations from aircraft manufacturers or avionics OEM suppliers, while automating multiple manual test procedures. Recently we are seeing renewed interest in this product, especially in the U.S. from smaller maintenance companies rather than from airlines. In addition, we are continuing to support our customers by providing maintenance and repair services through product support agreements.

MANUFACTURING SERVICES

     In 2000, we began providing manufacturing services to OEMs located in
Israel and the U.S, using the excess manufacturing capacity of our Beit She'an plant. We offer manufacturing "built-to-print" turnkey solutions. To-date, we have provided manufacturing services to GE Aviation, IAI, and RAFAEL among others.

TEST AND REPAIR SERVICES

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

SALES AND MARKETING

     STRATEGY

     Our sales and marketing strategy is based on the following principles:

     o    Maintaining our business focus on electronics for the military market;

     o    Expanding our product offerings by adding new applications to our existing product lines and by adapting our products to land systems;

     o    Expanding our customer base by including our products in solutions and integrated systems for airborne and land vehicles;

     o    Establishing marketing channels with system integrators and major manufacturers such as The Boeing Company, Lockheed Martin Aerospace,
          GE Aviation, IAI, RAFAEL, HAL and others; and

     o    Expanding our activities to large potential markets, especially in the military and the unmanned combat air vehicle areas, and developing new marketing channels aimed directly at these customers.

     STRATEGIC RELATIONSHIPS

     As part of our strategy, we have entered into a number of strategic relationships with Lockheed Martin Aerospace, GE Aviation, Israel Aerospace
Industries, Hindustan Aeronautics Ltd. and Rafael Advanced Defense Systems Ltd.
and have focused our marketing and sales efforts to support these relationships.
In particular, we have identified the Israeli government-owned defense industries as potential customers and entities to cooperate with.

     LOCKHEED MARTIN AEROSPACE. Our sales of avionics products focus mainly on the F-16 aircraft manufactured by Lockheed Martin Aerospace, the most popular fighter aircraft in the western world today. In cooperation with GE Aviation, we are supplying the data acquisition system that includes the advanced data acquisition unit which is manufactured in our Beit She'an production facility.
In 2006 Lockheed Martin chose the GE Aviation - RADA team to supply our baseline
NCDR and, or GDS, for all of its U.S. Sponsored F-16 Foreign Military Sales, or
FMS, and upgrades.

     GE Aviation. GE Aviation, (formerly Smiths Aerospace Electronic Systems, or
Smiths) is a worldwide leader in avionics systems for fighter and commercial aircraft. In October 2003, we signed a teaming agreement with Smiths. The teaming agreement establishes cooperation in connection with the products for the PM-V Program and its derivatives. In addition, the agreement details commitments made by Smiths to purchase production services from us in the future. During 2004, we expanded our cooperation with Smith to include our newly developed NCDR and have jointly offered this advanced product to potential customers. In late 2006, we entered into a contract with Smiths, for the adaptation and production of the NCDR in the U.S., for various platforms, including the U.S. NAVY T-45 and for foreign military sales of F-16. In January
2007, General Electronic Co. purchased Smiths and our agreements were assigned to GE Aviation. Together with GE Aviation, we are currently exploring several additional opportunities in the U.S. for this product. In 2007, and after fruitful and successful cooperation in recent years, the teaming agreement was extended by three more years.

     ISRAEL AEROSPACE INDUSTRIES (IAI). We are actively supplying avionics and test equipment to four different divisions of IAI. In particular the Lahav and
Malat divisions of IAI, major aircraft integrators, require our services as an avionics and test equipment provider.

     HINDUSTAN AERONAUTICS LTD. (HAL). HAL is the major aerospace integrator in
India. We are cooperating with four divisions of HAL, and are supplying NCDRs,
HUD Cameras, debriefing stations, support equipment, and other services to HAL in increasing numbers.

     RAFAEL ADVANCED DEFENSE SYSTEMS LTD. (RAFAEL). RAFAEL is a world leader in the development and supply of missiles, smart weapons and pods of various types.
RAFAEL has gradually become a strategic customer for us as a result of our development and production of a few advanced built-to-spec products in recent years to both divisions of RAFAEL.

     MARKETING

     Our chairman, Herzle Bodinger, our chief executive officer, Zvi Alon and our vice president of business development, Dov Sella, lead our marketing efforts. We currently employ four additional persons in marketing our core business products. Our chief technology officer and our engineering department support our marketing efforts with respect to product pricing, technical and management proposals preparations, and technical demonstrations. In addition, we have sales consultants, agents and representatives in Europe, South America, and
India who receive commissions for sales effected through them.

     The Israeli Ministry of Defense has historically supported and continues to support our marketing efforts through its Export and Defense Assistance division, and various projects for the Israeli Defense Forces and its related divisions. The Israeli Ministry of Industry and Commerce supports our marketing efforts via its Industrial Cooperation Authority through the exploitation of
"offset commitments" by Lockheed Martin Aerospace and the Boeing Company to the
State of Israel. There is no guarantee that this kind of assistance will be available to us in the future.

     FIXED-PRICE CONTRACTS

     The vast majority of our contracts are fixed-price contracts. Under fixed-price contracts, the price is not subject to adjustment by reason of the costs incurred in the performance of the contracts, as long as the costs incurred and work performed fall within governmental guidelines. Under our fixed-price contracts, we assume the risk that increased or unexpected costs may reduce our profits or generate a loss. This risk can be particularly significant under a fixed-price contract for research and development involving new technologies.

     Our books and records may be subject to audits by the Israeli Ministry of
Defense and other governmental agencies including the U.S. Department of
Defense. These audits may result in adjustments to contract costs and profits.
To date, we have not incurred any liability as a result of such audits.

PRINCIPAL CUSTOMERS

     Generally, we complete a few major transactions each year, each in an amount comprising approximately 10% of our revenues for such year. As a result, each year a significant portion of our revenues is derived from a small number of customers. The following table sets forth our principal customers in 2006 and
2007:

                                    2006      2007
                                    ----      ----

GE Aviation                          38%      17%
Israeli Ministry of Defense           5%       5%
Israel Aviation Industries           20%      17%
Lockheed Martin                       9%       4%
Hindustan Aeronautics                 3%      14%
RAFAEL Advanced Defense Systems       2%      10%

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

                                   2005     2006     2007
                                   ----     ----     ----

Israel                              41%      33%      39%
North America                       38%      36%      24%
Europe                               5%       6%      13%
India                                5%       5%      14%
Other (mainly Central America)      11%      20%      10%

COMPETITION

     The markets for our products are highly competitive. Our principal competitors in the avionics and military electronics market are Harris, Rockwell
Collins, Honeywell, Elbit Systems Ltd., IAI, TEAC, Enertec, Calculex, and
others. We expect to continue to face competition from these and other competitors. Most of our competitors are larger, have greater resources including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

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

PROPRIETARY INFORMATION

     We hold a patent for our ACE(TM) system in Israel and the U.S., U.S. Patent
No. 5467274. In addition, in connection with the assets we acquired from Vectop
Ltd. in February 2005, we acquired the rights to the following patents and patent applications: Israeli patents No. 121042, No. 116131, No. 124816 and No.
1088253, U.S. patents No. 6,061,182, No. 5,742,434, No. 6,301,052 and No.
5,699,440, European patents (France England and Italy) No. 0777142 and No.
1088253, Indian patent application No. IN/PCT/200/00611 and Japanese patent application No. 329384/94. Nevertheless, we generally do not consider patent protection significant to our current operations and rely upon a combination of security devices, copyrights, trademarks, trade secret laws and contractual restrictions to protect our rights in our products. Our policy is to require employees and consultants to execute confidentiality agreements upon the commencement of their relationships with us. These measures may not be adequate to protect our technology from third-party infringement, and our competitors might independently develop technologies that are substantially equivalent or superior to ours. Additionally, our products may be sold in foreign countries that provide less protection for intellectual property rights than that provided under U.S. or Israeli laws.

     The Israeli Government usually retains certain rights in technologies and inventions resulting from our performance as a prime contractor or subcontractor under Israeli Government contracts and may generally disclose such information to third parties, including other defense contractors. When the Israeli
Government funds research and development, it may acquire rights to proprietary data and title to inventions; we may retain a non-exclusive, royalty-free license for such inventions. However, if the Israeli Government purchases only the end product, we may retain the principal rights and the Government may use the data and take an irrevocable, non-exclusive, royalty-free license.

MANUFACTURING AND SUPPLY

     Our main production facilities are located in Beit She'an, Israel. The plant is equipped to handle most of our manufacturing processes and testing requirements. For several specific processes we utilize subcontractors. This structure allow us flexibility and versatility.

     We place great emphasis on quality control in our product realization process. Commencing with customer requirements and expectations via raw material inspection through completion, specifications are repeatedly checked. We maintain a quality assurance team that participates in every stage of the design and manufacture of the products. Our quality management system is certified by the Standards Institute of Israel, or SII, pursuant to ISO 9001 for hardware design and production and ISO 9000.3 for software, both since 1995. SII performs quality system audits twice a year and various customers perform audits four to six times a year. In April 2001, SII certified our environmental management system pursuant to ISO 14001. Our quality management system was revised to comply with ISO 9001:2000 in June 2003. During 2005 we were certified according to AS-9100, a quality management system for aerospace requirements.

     According to the standard warranty incorporated in most of our sales contracts, we warrant that our products will be free from defects in design, materials or workmanship, and guarantee repair or replacement of defective parts for a typical period of two years following delivery of a product to the customer. We also provide maintenance services to customers who sign maintenance contracts.

SOURCE AND AVAILABILITY OF RAW MATERIALS

     We acquire most of the components for the manufacturing of our products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the U.S. Some of these suppliers are currently the sole source of one or more components upon which we are dependent. Since many of our purchases require long lead-times, a delay in supply of an item can significantly delay the delivery of a product. To date, we have not experienced any particular difficulty in obtaining timely deliveries of necessary components. See Item 3D
"Risk Factors." We depend on a limited number of suppliers of components for our products and if we are unable to obtain these components when needed, we would experience delays in manufacturing our products and our financial results could be adversely affected.

C.   ORGANIZATIONAL STRUCTURE

     We had one active subsidiary in 2007, Beijing Huarui Aircraft Components
Maintenance and Services Co., an 80% owned subsidiary based in China that is engaged in aircraft repair services.

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

     Our executive offices and research and development facilities are located in a 12,500 square foot office facility in Netanya, Israel. The lease for this facility expires in January 2010.

     The aggregate annual rent for our offices in Israel was approximately
$189,000 in 2007.

     Our Chinese subsidiary, CACS, conducts its business in an approximately
16,000 square foot facility in Beijing that includes offices and test and repair facilities. The land for this facility was leased by Beijing Tianzu Forestry
Company, or Tianzu, the minority shareholder in CACS, from the Chinese government for 30 years. Under a joint venture agreement, and in consideration for its equity investment in CACS, Tianzu granted CACS usage rights in the land, constructed the buildings and granted CACS the ownership of these buildings.
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
FORWARD-LOOKING STATEMENTS THAT REFLECT OUR CURRENT PLANS, ESTIMATES AND BELIEFS
AND INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY
FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE
OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AND ELSEWHERE IN
THIS ANNUAL REPORT.

OVERVIEW

     We develop, manufacture and sell automated test equipment, avionics products and ground debriefing systems and provide manufacturing services for military and commercial use, mainly in Israel, the U.S., India and Europe. We also provide test and repair services using our CATS(TM) testers and test program sets through our Chinese subsidiary.

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
The majority of our sales are made outside Israel and a substantial part of them are in dollars. In addition, a substantial portion of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date.
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

     Revenues from long-term fixed-price contracts are recognized by the percentage-of-completion method in accordance with the "Input Method." We apply this method when the total of the costs and revenues of the contract can reasonably be estimated. The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit or loss are recorded in results of operations when they are reasonably determined by management on a cumulative catch-up basis.

     Revenues from services are recognized when the service is performed.
Revenues under operating leases of equipment are recognized ratably over the lease period. Revenues from certain arrangements may include multiple elements within a single contract. Generally, our multiple element arrangements are accounted for as separate units of accounting when it is possible to determine objective and reliable evidence of fair value of the undelivered elements in order to separate the fees among the elements. Revenues are recognized when the element is delivered and all other criteria for revenue recognition are met.

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

     INTANGIBLE ASSETS. Costs of producing our TPS software library, which can be integrated with our CATS test station, incurred subsequent to achieving technological feasibility, were capitalized, and are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the software. We assess the recoverability of these intangible assets at each balance sheet date by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software products sold. The use of different assumptions with respect to the expected cash flows from our assets and other economic variables may lead to different conclusions regarding the recoverability of our assets' carrying values and to the potential need to record an impairment loss for our intangible assets. An intangible asset related to customer relationships as well as has been recorded as a result of our acquisition of certain assets and liabilities of Vectop in February 2005 and is being amortized using a straight line basis over the expected useful life of five years. For the year ended December 31, 2007, no impairment was required.

     IMPAIRMENT OF LONG-LIVED ASSETS. We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount the carrying value of the asset exceeds its fair value. For the year ended December 31, 2007, no impairment was required.

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
method.

     For employee option grants, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions relating to the dividend yield, expected volatility, risk free interest rate and expected life of the option by the employee, in accordance with SAB 107. Changes in our assumptions with respect to these components may change the compensation award costs and amounts expensed in each period and consequently the results of our operations. For the year ended
December 31, 2007 we incurred share-based compensation expense of $178,000. As of December 31, 2007, there was $79,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the
Company's stock option plans, which are expected to be recognized over a weighted-average period of one year.

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

     PROVISION FOR LITIGATION. Our former chief executive officer and a former officer have outstanding loans from us which they claim that they are not obliged to repay. We are engaged in legal actions with these former officers concerning, among other things, the repayment of the loans. According to our legal consultants, we have a strong case with regard to our claims for repayment of the outstanding loans. We recorded a provision for the loans receivable in the amount that we believe is sufficient to reflect the recoverability of the asset, based on management's estimation. Subsequent to balance sheet date, in
March 2008, a counter claim of the former officer was dismissed and our claim was allowed almost in full. In addition, we have several additional legal proceedings outstanding. We have recorded provisions for litigation for claims that were estimable and for which there is a high probability that we will be held responsible based on our legal consultants' opinions and management's estimations. If our estimations are wrong, we may incur additional litigation expenses.

     ACCOUNTING FOR INCOME TAXES. ON JANUARY 1, 2007, WE ADOPTED FIN 48,
"ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES," WHICH CONTAINS A TWO-STEP APPROACH
TO RECOGNIZING AND MEASURING UNCERTAIN TAX POSITIONS ACCOUNTED FOR IN ACCORDANCE
WITH STATEMENT 109, "ACCOUNTING FOR INCOME TAXES." THE FIRST STEP IS TO EVALUATE
THE TAX POSITION TAKEN OR EXPECTED TO BE TAKEN IN A TAX RETURN BY DETERMINING IF
THE WEIGHT OF AVAILABLE EVIDENCE INDICATES THAT IT IS MORE LIKELY THAN NOT THAT,
ON AN EVALUATION OF THE TECHNICAL MERITS, THE TAX POSITION WILL BE SUSTAINED ON
AUDIT, INCLUDING RESOLUTION OF ANY RELATED APPEALS OR LITIGATION PROCESSES. THE
SECOND STEP IS TO MEASURE THE TAX BENEFIT AS THE LARGEST AMOUNT THAT IS MORE
THAN 50% LIKELY TO BE REALIZED UPON ULTIMATE SETTLEMENT. PRIOR TO JANUARY 1,
2007, WE ESTIMATED OUR UNCERTAIN INCOME TAX OBLIGATIONS IN ACCORDANCE WITH SFAS
NO. 109, "ACCOUNTING FOR INCOME TAXES" (SFAS NO. 109) AND SFAS NO. 5 "ACCOUNTING
FOR CONTINGENCIES" ("SFAS NO. 5"). NO PROVISION WAS RECORDED AS A RESULT OF THE
ADOPTION OF FIN 48 OR FOR THE YEAR ENDED DECEMBER 31, 2007.

     WE AND OUR SUBSIDIARY HAVE PROVIDED A VALUATION ALLOWANCE IN RESPECT TO THE
DEFERRED TAX ASSETS RESULTING FROM OPERATING LOSS CARRYFORWARDS AND OTHER
TEMPORARY DIFFERENCES. OUR MANAGEMENT CURRENTLY BELIEVES THAT SINCE WE AND OUR
SUBSIDIARY HAVE A HISTORY OF LOSSES IT IS MORE LIKELY THAN NOT THAT THE DEFERRED
TAX REGARDING THE LOSS CARRYFORWARDS AND OTHER TEMPORARY DIFFERENCES WILL NOT BE
REALIZED IN THE FORESEEABLE FUTURE.

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

     FINANCIAL INCOME (EXPENSES), NET. Financial expenses consist of interest and bank expenses, interest on convertible note and loans, amortization expenses of discount on convertible note, deferred charges and currency remeasurement losses. Financial income consists of interest on cash and cash equivalent balances and currency remeasurement gains.

RECENT ACCOUNTING PRONOUNCEMENTS

     In September 2006, the Financial Accounting Standards Board ("FASB") issued
SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for us beginning
January 1, 2008. The FASB issues a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. We have not yet determined the effect that the adoption of SFAS No. 157 will have on our consolidated financial statements.

     In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for
Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159
permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of SFAS No. 159 are effective for the Company beginning
January 1, 2008. We have not yet determined the effect that the adoption of SFAS
No. 159 will have on our consolidated financial statements.

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business
Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. We do not expect that the adoption of SFAS 141R will have any impact on our consolidated results of operations and financial condition.

     In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51". SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect that the adoption of SFAS No. 160 will have significant impact on our consolidated financial statements.

YEAR ENDED DECEMBER 31, 2007 COMPARED WITH YEAR ENDED DECEMBER 31, 2006

     Revenues. Our revenues increased 7.7% to $14.0 million in 2007 from $13.0 million in 2006. We expect that in 2008 our revenues will be primarily generated from sales of our off-the-shelf products.

     Cost of Revenues. Cost of revenues decreased 3% to $10.7 million in 2007 from $11.0 million in 2006. The decrease is mainly due to the decreased revenues from development programs which have lower profit margins. In 2008, we expect that our cost of revenues as a percentage of revenues will slightly increase.

     GROSS PROFIT. Our gross profit increased 65% to approximately $3.4 million in 2007 from $2.0 million in 2006. Our profit margin increased to 24% in 2007 from 16% in 2006. The improved margin reflects the mix between our traditional and our off-the-shelf products that have higher margins and which accounted for a greater percentage of our 2007 sales.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses were approximately $324,000 in 2007 compared to $181,000 in 2006. In 2008, we expect that our research and development expense will increase as we plan to initiate additional internally funded research.

     MARKETING, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing,
selling, general and administrative expenses were approximately $3.4 million in
2007 compared to $3.1 million in 2006. We expect that marketing and selling expenses will remain at the same level in 2008.

     FINANCIAL INCOME (EXPENSES), NET. Our financial expenses, net, were
$629,000 in 2007 compared to $775,000 in 2006. Our decreased financial expenses in 2007 were attributable primarily to a lower level of borrowings on which interest was payable.

YEAR ENDED DECEMBER 31, 2006 COMPARED WITH YEAR ENDED DECEMBER 31, 2005

     REVENUES. Our revenues decreased 3% to $13.0 million in 2006 from $13.4 million in 2005.

     COST OF REVENUES. Cost of revenues decreased 9% to $11.0 million in 2006 from $12.1 million in 2005. The decrease is mainly due to the decreased revenues from development programs which have lower profit margins.

     GROSS PROFIT. Our gross profit increased 54% to approximately $2.0 million in 2006 from $1.3 million in 2005. Our profit margin increased to 16% in 2006 from 10% in 2005. The improved margins reflects the mix between the traditional and new products that we sell and the lower margin of certain long-term fixed-price contracts whereby new products are being developed for our customers.

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

     FINANCIAL INCOME (EXPENSES), NET. Our financial expenses, net, were
$775,000 in 2006 compared to $624,000 in 2005. Our increased financial expenses in 2006 were attributable primarily to the interest payable and amortization expense on the deemed discount on the $3.0 million of convertible notes issued in 2004 and to higher interest rates.

OUR LOCATION IN ISRAEL

     We are incorporated under the laws of the State of Israel, and our principal executive offices and principal manufacture, research and development facilities are located in Israel. See Item 3D "Key Information - Risk Factors -
Risks Relating to Our Operations in Israel" for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

CORPORATE TAX RATE

     Israeli companies are generally subject to income tax at the corporate tax rate. The applicable rate for 2007 of 29% will be reduced to 28% in 2008 and will be further reduced to 26% in 2009 and 25% in 2010 and thereafter.

     As of December 31, 2007, our carried forward net operating loss for Israeli tax purposes was approximately $63 million, including a carry forward capital loss amounting to approximately $4 million.

IMPACT OF CURRENCY FLUCTUATION AND OF INFLATION

     A significant portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. In addition, if the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the U.S. dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in U.S. dollars may increase. NIS linked balance sheet items, may also create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and share price. The caption "Financial and other income (expenses), net" in our consolidated financial statements includes the impact of these factors as well as traditional interest income or expense.
See Note 13 to our consolidated financial statements.

     The following table sets forth, for the periods indicated, (i) devaluation of the NIS against the most important currency for our business, the U.S.
dollar, and (ii) inflation as reflected in changes in the Israeli consumer price index.

                                                     YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------
                                         2003        2004      2005      2006       2007
                                         ----        ----      ----      ----       ----

Devaluation of NIS vs. U.S. Dollar       (7.6)%     (1.6)%      6.8%     (8.2)%     (8.9)%
Israeli Consumer Price Index             (1.9)%      1.2%       2.4%     (0.1)%      3.4%

     Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

B.   LIQUIDITY AND CAPITAL RESOURCES

     We have historically met our financial requirements primarily through cash generated by operations, funds generated by our public offering in 1985, private placements of our ordinary shares and issuance of debt securities, loans from our principal shareholders, short-term loans and credit facilities from Bank
Hapoalim B.M. and Bank Leumi Le-Israel B.M., or the Banks, research and development grants from the Government of Israel and the Israel-U.S. Binational
Industrial Research and Development Foundation, and investment grants for approved enterprise programs and marketing grants from the Government of Israel.

     As a result of $58.5 million in losses during the period 1999 through 2002, we were forced to incur significant debt and issue equity securities. During the four years ended December 31, 2003, we relied predominantly on Mr. Howard P.L
Yeung and our other principal shareholders and to a lesser extent on new investors to provide us with working capital. During this period, they provided us with $13.1 million in equity capital, convertible debt and loans.

     On June 22, 2003, we signed a memorandum of agreement with the Banks, which agreement was approved by our shareholders at an extraordinary general meeting of shareholders that was held on July 22, 2003. Pursuant to an agreement that was finalized on September 24, 2003, we restructured $3,451,000 of our outstanding debt to the Banks. We repaid $1,100,000 on account of our debt to the Banks, and the Banks forgave $1,100,000 of debt and received warrants to purchase 1,260,665 of our ordinary shares, at an exercise price that is equal to the nominal (par) value of our shares, in lieu of $1,251,000 of our debt. The
Banks also granted us an additional short-term line of credit of $500,000 to finance our cash flow requirements during 2003. As part of the agreement our controlling shareholder, Mr. Yeung, agreed to grant the Banks a put option allowing the Banks to require him to purchase the warrants granted to the Banks, for the consideration of $1,251,000, exercisable within a period of 45 days commencing on March 24, 2005 and the Banks granted Mr. Yeung a call option allowing him to require the Banks, during a period of 18 months, commencing as of September 24, 2003, and in the event that the Banks did not exercise their put option, during additional 90 days period commencing as of May 9, 2005, to sell him such warrants at a price that is not lower than $1,251,000 and not higher then $1,770,165, depending on the average closing price of our ordinary shares during the last 90 business days prior to such exercise. In May 2005, Mr.
Yeung exercised his call option to purchase the warrants from the Banks and in
October 2005, exercised these warrants. Upon such exercise, we issued Mr. Yeung
1,260,665 ordinary shares. We also agreed to grant the Banks warrants to purchase an additional 366,667 ordinary shares at an exercise price of $6.00 per share, exercisable for five years, commencing as of September 24, 2003.

     On July 12, 2004 we entered into a stock purchase agreement with certain institutional investors, pursuant to which such investors purchased 600,000 of our ordinary shares at a price of $4.80 per share, together with additional investment rights to purchase up to an aggregate of an additional 366,667 ordinary shares at an exercise price of $6.30 per share, for a period of 24 months from August 11, 2004. In addition, we issued to such investors an aggregate of $3.0 million principal amount of convertible notes. Such convertible notes bore interest at a rate of six month LIBOR plus 2.5% and were convertible at the investors' option at a conversion price of $6.30. The investors also received warrants exercisable for a period of five years beginning on January 12, 2005 to purchase up to an aggregate of 312,500 ordinary shares at an exercise price of $7.50 per share. Such convertible notes matured on July 12, 2007. We repaid the $3.0 million of convertible notes and the balance of the interest accrued thereon, in July 2007.We obtained the funds used to repay these notes from a loan that was provided to us by Mr. Yeung, our controlling shareholder in consideration for issuance of a convertible note and warrants, as described below.

     On April 6, 2005 we entered into a stock purchase agreement with the same institutional investors, pursuant to which such investors purchased 321,978 of our ordinary shares. In addition, we issued the investors new warrants to purchase an additional 625,000 of our ordinary shares at a purchase price of
$6.30 per share for a period of 24 months. These warrants expired in April 2007 without being exercised. As part of this transaction the investors exercised
303,022 additional investment rights that were issued to them in the July 12,
2004 transaction, for the purchase of 303,022 ordinary shares. As a result, we received proceeds of approximately $3,000,000.

     On June 29, 2007 we entered into an amendment and exchange agreement with certain shareholders who participated in a private placement of our shares in
June 2002. Pursuant to such agreement we received a loan in the principal aggregate amount of $400,000 for a period of three years which born interest at a rate of 8% per annum, paid in arrears on a quarterly basis. In consideration for such loan, our audit committee and board of directors approved the extension of warrants to purchase up to an aggregate of 155,782 ordinary shares that were issued to these shareholders as part of the June 2002 private placement, until
June 30, 2010, and the repricing of the exercise price of warrants to purchase up to an aggregate of 606,803 ordinary shares issued to some of the investors in the 2002 private placement, to $1.88 per share which were also extended until
June 30, 2010. As of December 31, 2007 none of the warrants held by the investors of the June 2002 private placement were exercised. Subsequent to the balance sheet date, we repaid $300,000 of the loan to the shareholders in consideration for 152,765 ordinary shares.

     On December 10, 2007 we issued $3.0 million principal amount of convertible notes to Mr. Yeung, our controlling shareholder. The convertible notes will mature on December 10, 2010, bear interest at a rate of six month LIBOR plus
3.5% and are convertible into ordinary shares at a conversion price of $2.09.
Mr. Yeung also received warrants exercisable for a period of five years beginning on December 10, 2007 to purchase up to an aggregate of 1,578,947 ordinary shares at an exercise price of $2.375 per share.

     As of December 31, 2007, we owed the Banks $157,000 under long-term loans and $333,000 under credit facilities. In addition, the Banks provided $816,000 of guarantees on our behalf to our customers and suppliers in the ordinary course of business. The guarantees are secured by a first priority floating charge on all our assets and by a fixed charge on goodwill (intangible assets), unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of damage). Our agreements with the Banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business, from placing a lien on our assets without the Banks' consent and from declaring dividends to our shareholders. In addition, The Israeli Tax
Authority has a first priority fixed charge on our fixed assets in the Beit
She'an facility. This charge will be released when the litigation between us and our former chief executive officer is resolved.

     We had capital expenditures of $353,000 in 2007 and $236, 000 in 2006. We currently do not have any significant capital spending or purchase commitments.

CASH FLOWS

     The following table summarizes our cash flows for the periods presented:

                                                       YEAR ENDED DECEMBER 31,
                                                          ---------------
                                                          2006       2007
                                                          ----       ----
                                                     (U.S. dollars in thousands)

Net cash provided by (used in) operating activities        717       (118)
Net cash provided by (used in) investing activities         71       (226)
Net cash provided by (used in) financing  activities      (148)       189
Net increase (decrease) in cash and cash equivalents       640       (155)
Cash and cash equivalents at beginning of the year         350        990
Cash and cash equivalents at end of the year               990        835

     Net cash used in operating activities was $118,000 in 2007. This was primarily due to increase in trade receivables of $611,000, increase in costs and estimated earnings in excess of billings, net of $230,000 and decrease in trade payables of $139,000. This was offset by a increase in other accounts payables of $199,000 and an decrease in inventories of $104,000. Net cash generated from operating activities was $717,000 in 2006. This was primarily attributable to a net decrease in costs and estimated earnings in excess of billings of $622,000, a $126,000 increase in accounts payables, accrued expenses, depreciation and amortization of $1.4 million and share-based compensation expenses of $221,000 that was offset in part by our loss of $2.0 million and an increase in inventories of $526,000.

     Net cash used in investing activities was approximately $226,000 in 2007.
This was mainly due to investing of $353,000 in property, plant and equipment which was offset by decrease in restricted cash of $106,000. Net cash provided from investing activities was approximately $71,000 in 2006, mainly due to decrease of $313,000 in restricted cash which was offset by investment of
$236,000 in property, plant and equipment.

     Net cash provided by financing activities was $189,000 in 2007. This amount was principally in respect of net proceeds of $3.4 million from loans received from our shareholders which was offset by repayments of long term loans in the amount of $3.3 million. Net cash used in financing activities was $148,000 in
2006. This amount was principally in respect of our repayment of $525,000 of current maturities of long-term loans offset by $288,000 in proceeds from a long term loan.

     As a result of the foregoing, at December 31, 2007, we had working capital of $4.0 million and cash and cash equivalents of $835,000 as compared to working capital of $3.5 million and cash and cash equivalents of $990,000 at December
31, 2006

     We expect to fund our short-term liquidity needs, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from our cash and cash equivalents, operating cash flow and our credit facilities. We believe that our current cash and cash equivalents, credit facilities and our expected cash flow from operations in
2008 will be sufficient to meet our cash requirements in 2008. However, we cannot assure that such funds will be sufficient to finance our operations. In such event, we expect our shareholders, other investors or the Banks will continue to provide us with funds.

     As of March 27, 2008 there were 3,020,698 warrants outstanding to purchase
3,020,698 of our ordinary shares. Of such warrants, 606,803 warrants have an exercise price of $1.88 per share, 1,578,947 warrants have an exercise price of
$2.38 per share, 522,449 warrants have an exercise price of $6.00 and 312,500 warrants have an exercise price of $7.50 per share. To the extent any warrants are exercised, the proceeds will be added to our working capital.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

RESEARCH AND DEVELOPMENT

     Our research and development investments focus on improvements to our existing products and the development of complementary products that would provide continued support for our current customers and would improve our capability to market our products to new customers.

     In 2007 and 2006, we incurred $324,000 and $181,000, respectively, of research and development expenses. In the year ended December 31, 2005, we didn't incur research and development costs. In 2008, we expect that we will continue to enter into new development projects and develop products through customer orders, and we will continue to initiate internally funded research and to invest in existing projects.

     As of December 31, 2007, we employed 32 engineers in research and development, who spend most of their time on research and development activities generated through customer orders and an immaterial part of their time on internal research and development activities.

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
We have not received any grants from the Office of the Chief Scientist since
1996.

     Pursuant to applicable Israeli law, we are currently required to pay royalties at the rate of 3-5% of sales of products developed with certain grants received from the Chief Scientist, up to 100% of the amount of such grants, linked to the U.S. dollar. As of December 31, 2007, our total obligation for royalties payments, net of royalties paid or accrued is approximately $883,000.

     We are committed to pay royalties to the Israel - United States Binational
Industrial Research and Development Foundation at the rate of 5% of the sales proceeds up to 150% of the research and development expenses financed by the foundation. Our total obligation for royalties, net of royalties paid or accrued, totaled approximately $2.6 million as of December 31, 2007.

D.   TREND INFORMATION

     In 2006 and 2007 our revenues remained relatively constant. We expect that in 2008 the proportion of sales of off-the-shelf products will continue to increase in comparison to revenues from development programs and that as a result of such change in our product mix, our operating results will improve.

     Our future revenues will, in great measure, be dependent upon the success of our sales and marketing strategy. We are currently focusing our sales efforts on:

     o    Net Centric Digital Recorders (NCDR);

     o    Inertial Navigation Systems

     o    Ground debriefing stations;

     o    Optronic products; cameras for HUD and armored vehicles;

     o    Testing solutions; and

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

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2007 and the effect we expect them to have on our liquidity and cash flow in future periods.

     CONTRACTUAL OBLIGATIONS                           PAYMENTS DUE BY PERIOD
     -----------------------     --------------------------------------------------------------------
                                                  LESS THAN 1                               MORE THAN
                                   TOTAL            YEAR         1-3 YEARS     3-5 YEARS     5 YEARS
                                 ----------      ----------      ----------   ----------   ----------
                                                               (in thousands)

Long-term debt obligations       $3,557,000      $  157,000      $3,400,000            -            -
Operating lease obligations         820,000         350,000         470,000            -            -
                                 ----------      ----------      ----------   ----------   ----------
Total                            $4,377,000      $  507,000      $3,870,000            -            -

     In addition, we have long-term liabilities for severance pay that is calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. As of December 31, 2007 our severance pay liability was $2,442,000.

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

  NAME                   AGE    POSITION
  ----                   ---    --------

  Herzle Bodinger        65     Chairman of the Board and President
  Zvi Alon               54     Vice President and Chief Executive Officer
  Dov Sella              52     Vice President Marketing and Sales
  Shiri Lazarovich       33     Chief Financial Officer
  Yuval Dan-Gur          44     Vice President Engineering
  Oleg Kiperman          54     Chief Technology Officer
  Adrian Berg            60     Director
  Roy Kui Chuen Chan     61     Director
  Ben Zion Gruber        49     Director
  Michael  Letchinger    52     Director
  Nurit Mor              64     Outside director
  Eli Akavia             60     Outside director

     Mr. Berg will serve as a director until our 2008 annual general meeting of shareholders. Messrs. Chan and Gruber will serve as directors until our 2009 annual general meeting of shareholders. Messrs. Bodinger and Letchinger will serve as directors until our 2010 annual general meeting of shareholders.

     Ms. Mor and Mr. Akavia will serve as outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until our 2009 annual general meeting of shareholders. Pursuant to the provisions of the
Israeli Companies Law their terms may be extended for one additional three-year period.

     HERZLE BODINGER has served as our chairman of the Board of Directors since
July 1998, and since 2001 has served as our president as well. General (Res.)
Bodinger first joined us in May 1997 as the president of our U.S. subsidiary,
Rada Electronic Industries Inc., and was appointed our chief executive officer in June 1998. He served as our chief executive officer from 1998 until 2001 and resumed this position from June 2006 until July 2007. General (Res.) Bodinger served as the Commander of the Israeli Air Force from January 1992 through July
1996. During the last 35 years of his service, he also served as a fighter pilot while holding various command positions. General (Res.) Bodinger holds a B.A.
degree in Economics and Business Administration from the Bar-Ilan University and completed the 100th Advanced Management Program at Harvard University.

     ZVI ALON has served as our chief executive officer since July 2007. Mr.
Alon joined us in January 2000 and served as our vice president and chief operating officer until March 2003 when he was appointed vice president of marketing and sales. From 1982 to 1999, Mr. Alon served in various managerial positions with the Israel Aircraft Industries, as director of business development and marketing, director of electrical and avionics engineering, avionics programs manager and group leader and operational definition officer of the "Lavi" project office. Previously, Mr. Alon served in the Israeli Air Force for ten years. Mr. Alon holds a B.Sc. degree in Mathematics and Computer Science and a M.Sc. degree in Computer Science, both from Tel Aviv University.

     SHIRI LAZAROVICH has served as our chief financial officer since December
2007. Ms. Lazarovich served as our controller since September 2004. Prior to that and from January 2000 she served as a manager in the accountant, assurance and business advisory services department of PricewaterhouseCoopers, Israel. Ms.
Lazarovich holds a double bachelor's degree in Accounting and in Economics from the Hebrew University of Jerusalem, and is a Certified Public Accountant in
Israel.

     DOV SELLA has served as our vice president of marketing and sales since
July 2007. Prior to that, and since January 2003, Mr. Sella served as our chief operating officer. Mr. Sella has over 20 years of senior management and product development experience. From 1982 until 1997 Mr. Sella worked for Elbit Systems
Ltd., a leading Israeli defense contractor. Among his positions at Elbit were director of programs, director of avionics engineering and director of business development. Between 1997 and 2000, Mr. Sella served UltraGuide Ltd., a medical devices start-up, as executive vice president and vice president of business development and vice president of research and development. During the three years prior to joining our company, Mr. Sella was the president of NeuroVision
Inc., a medical technology start-up. Mr. Sella has a B.Sc. degree in Computer
Engineering from the Technion Israel Institute of Technology, or the Technion,
(cum laude). He served as a fighter aircraft navigator in the Israeli Air Force.

     YUVAL DAN-GUR has served as our vice president engineering since July 2007.
Prior to that and since October 2005, Mr. Dan-Gur served as our director of programs. Prior to his employment with Rada, from July 1998 until September
2005, Mr. Dan-Gur was in management of complex, inter-disciplinary projects using leading technologies for the Israeli MOD. Prior to that, from January 1996 until June 1998 Mr. Dan-Gur served as the head of the headquarters of the planning unit for operations of the Israeli's Navy Dockyards. Mr. Dan-Gur holds
BSc in Electrical Engineering and MSc in Industrial and Management Engineering
by the Technion and a PhD in Information Systems from Haifa University.

     OLEG KIPERMAN has served as our chief technology officer since July 2007.
Mr. Kiperman joined us in 1984 as project manager of several embedded avionics development programs and in 2000 was nominated as our director of engineering.
From 1982 until 1984 Mr. Kiperman served as a hardware development team leader at Tadiran (developing digital communication systems). From 1977 until 1982 Mr.
Kiperman served as a senior engineer in the IAF Weapons Control Branch. Mr.
Kiperman holds a B.Sc. in Electrical Engineering from the Technion.

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

     ROY KUI CHUEN CHAN has served as a director since November 1997. Mr. Chan is a designee of Horsham Enterprises Ltd. Mr. Chan has been legal consultant to
Yeung Chi Shing Estates Limited, a Hong Kong holding company with major interests in hotels and real estate in Hong Kong, China, the U.S., Canada and
Australia, and its international group of companies, since 1984. Mr. Chan presently serves as legal counsel to several Hong Kong companies, including
Horsham Enterprises Ltd. Mr. Chan received his qualification as a solicitor and has been a member of the U.K. bar since 1979 after he completed five years of training at Turners Solicitors.

     BEN ZION GRUBER was elected as a director designee of the shareholders
(excluding Howard Yeung) that participated in the private placement of our shares in June 2002. Mr. Gruber is founder and manager of several real estate and construction companies and an entrepreneur involved in several hi-tech companies. Mr. Gruber is a Colonel (Res) of the Israeli Defense Forces serving as Brigadier Commander of a tank battalion. Mr. Gruber holds an M.A. degree in
Behavioral Sciences from Tel Aviv University, a B.Sc. degree in Engineering of microcomputers from "Lev" Technology Institute and is currently studying for his
PhD degree in Behavioral Sciences at the University of Middlesex, England. In
addition Mr. Gruber is a graduate of a summer course in Business Administration at Harvard University, as well as several other courses and training in management, finance and entrepreneurship. Mr. Gruber is a member of the Board of
Employment Service of the Government of Israel. He also serves on the boards of directors of the Company for Development of Efrat Ltd., and the Association of
Friends of "Kefar Shaul" Hospital. Mr. Gruber serves on the Ethics Committees of the Eitanim and Kefar Shaul Hospitals as well as a director of several other charitable organizations.

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

     NURIT MOR has served as our outside director since August 2006. Ms. Mor has served as an outside director of Aspen Real Estate Ltd. since September 2005 and from May 2004 Ms. Mor has served as an outside director of I.B.I Investment
House Ltd., both Israeli public companies. From 1973 to 2003 Ms. Mor served in senior positions in the Bank of Israel, including in the public complaints and customer relations department. Ms. Mor holds a B.A. degree in Economics and
Statistics a diploma in Business Administration from the Hebrew University,
Jerusalem, and an M.A degree in Labor Studies form the Tel Aviv University.

     ELI AKAVIA has served as our Outside Director since August 2006. Mr. Akavia has since August 2002 served as an independent consultant in accounting and audit issues. From 1979 to 2002 Mr. Akavia served as partner in various positions in Luboshitz Kasierer, which was merged into Kost, Forer, Gabbay which is currently a member firm of Ernst & Young International. Mr. Akavia serves as a director of Eden Springs Ltd., On Track Innovation Ltd., Starling Ltd. and
Eshld Ltd., all of which are public Israeli companies. Mr. Akavia has been a
Certified Public Accountant (Israel) since 1975 and holds a B.Sc. degree in
Mathematics and Economics from the Hebrew University in Jerusalem and an M.B.A degree from the Tel Aviv University.

     Elan Sigal, our former chief financial officer, resigned as of December
2007.

B.   COMPENSATION

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December
31, 2007.

                                                 SALARIES, FEES,         PENSION, RETIREMENT
                                             COMMISSIONS AND BONUSES     AND SIMILAR BENEFITS
                                             -----------------------     --------------------

All directors and executive officers
 as a group, consisting of 12persons                $730,516                   $268,844

     During the year ended December 31, 2007, we paid each of our outside directors a per meeting attendance fee of NIS 1,000 ($243) plus an annual fee of
NIS 18,000 ($4,382).

     As of December 31, 2007, our directors and executive officers as a group, consisting of twelve persons, held options to purchase an aggregate of 626,666 ordinary shares, at exercise prices ranging from $2.07 to $4.02 per share, vesting over three years. These options were issued under our 2003 Stock Option
Plan and expire in 2013. In 2007, 83,333 options having an exercise price of
$2.91 were granted under the 2003 Plan.

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

     Mr. Berg is a Class C director and will hold office until the Annual
General Meeting of Shareholders to be held in 2008. Messrs. Chan and Gruber are
Class A directors and will hold office until the Annual General Meeting of
Shareholders to be held in 2009. Messrs. Bodinger and Letchinger are Class B directors and will hold office until the Annual General Meeting of Shareholders to be held in 2010.

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

OUTSIDE AND INDEPENDENT DIRECTORS

     OUTSIDE DIRECTORS. Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli
Companies Law provides that a person may not be appointed as an outside director if the person, or the person's relative, partner, employer or an entity under that person's control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term "relative"
means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder, as such term is defined below, excluding service as an outside director of a company that is offering its shares to the public for the first time.

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

     As of 2006, at least one of the elected outside directors must have
"accounting and financial expertise" and any other outside director must have
"accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law.
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

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

FIDUCIARY DUTIES OF OFFICE HOLDERS

     The Israeli Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An
"office holder" is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder's position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company's business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company's affairs that the office holder has received due to his position as an office holder.

DISCLOSURE OF PERSONAL INTERESTS OF AN OFFICE HOLDER

     The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

APPROVAL OF TRANSACTIONS WITH OFFICE HOLDERS

     Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director requires both board of directors and audit committee approval. The compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

     Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, however, a transaction that is adverse to the company's interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

DISCLOSURE OF PERSONAL INTERESTS OF A CONTROLLING SHAREHOLDER; APPROVAL OF
TRANSACTIONS WITH CONTROLLING SHAREHOLDERS

     The disclosure requirements which apply to an office holder also apply to a controlling shareholder with respect to his or her personal interest in any existing or proposed transaction by us. The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such a transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders without this one-third approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

     Under the Companies Regulations (Relief from Related Party Transactions),
5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. In addition, under such regulations, directors' compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the
Israeli Securities Law. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders' approval as detailed above.

     In addition, a private placement of securities that will (i) cause a person to become a controlling shareholder or (ii) increase the relative holdings of a shareholder that holds 5% or more of the company's outstanding share capital, or
(iii) will cause any person to become, as a result of the issuance, a holder of more than 5% of the company's outstanding share capital in a private placement in which 20% or more of the company's outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or not under market terms, requires approval by the board of directors and the shareholders of the company.

     The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a
45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition was made in a private placement that received shareholder approval, (i) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, if there is not already a 25% or greater shareholder of the company, or
(ii) was from a shareholder holding a 45% interest in the company which resulted in the acquirer becoming a holder of a 45% interest in the company if there is not already a 45% or greater shareholder of the company.

     If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company's outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

     Our Articles of Association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law. We currently maintain a directors and officers liability insurance policy with a per claim and aggregate coverage limit of $7.5 million.

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

D.   EMPLOYEES

     On December 31, 2007, we employed 92 persons, of whom 32 were employed in research, development and engineering, 47 persons in manufacturing and logistics, 4 persons in sales and marketing, and 9 persons in administration and management and finance. All of our employees are located in Israel. In addition,
CACS (our 80% owned subsidiary) employed 24 persons in China.

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

     Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Further, Israeli employees and employers are required to pay predetermined sums to the National
Insurance Institute which is similar to the United States Social Security
Administration; such amounts also include payments for national health insurance. Most of our ongoing severance obligations for our Israeli employees are provided for by monthly payments made by us for insurance policies to cover these obligations.

E.   SHARE OWNERSHIP

BENEFICIAL OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information as of March 27, 2008 regarding the beneficial ownership by each of our directors and executive officers:

                                          NUMBER OF ORDINARY SHARES  PERCENTAGE OF
NAME                                        BENEFICIALLY OWNED (1)   OWNERSHIP(2)
----                                        ----------------------   ------------

Herzle Bodinger (3)(4)                               148,611              1.7%
Zvi Alon (3)(5)                                       77,777                *
Shiri Lazarovich (3)(6)                               14,222                *
Dov Sella (3)(5)                                      77,777                *
Yuval Dan-Gur (3)(7)                                  31,111                *
Oleg Kiperman (3)(8)                                  48,778                *
Adrian Berg (8)(10)                                   85,533              1.0%
Roy Kui Chuen Chan (11)(12)                           58,867                *
Ben Zion Gruber (3)(13)                               50,681                *
Michael Letchinger (14)                                   --               --
Nurit Mor (3)                                             --               --
Eli Akavia (3)                                            --               --
All directors and executive officers as a
    group (12 persons)(14)                           593,357              6.8%

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

(2)  The percentages shown are based on 8,705,788 ordinary shares issued and outstanding as of March 27, 2008.

(3)  The business addresses of Messrs. Bodinger, Alon, Sella, Dan-Gur, Kiperman,
     Gruber and Akavia and Ms. Mor and Ms. Lazarovich is c/o RADA Electronic
     Industries Ltd., 7 Giborei Israel Street, Netanya, Israel.

(4)  All such ordinary shares are subject to currently exercisable options granted under our 2003 stock option plan. 100,0000 options have an exercise price of $4.02 per share and 48,611 options have an exercise price of $3.87 per share. The options expire in January 2013.

(5)  All such ordinary shares are subject to currently exercisable options granted under our 2003 stock option plan. 33,333 options have an exercise price of $2.07 per share and 44,444 options have an exercise price of $2.40 per share. The options expire in January 2013.

(6)  All such ordinary shares are subject to currently exercisable options granted under our 1999 and 2003 stock option plans. 5,333 options have an exercise price of $3.42 per share and 8,889 options have an exercise price of $2.40 per share. 11,556 options expire in January 2013 and 2,667 options expire in December 2009.

(7)  All such ordinary shares are subject to currently exercisable options granted under our 1999 and 2003 stock option plan. 13,333 options have an exercise price of $3.42 per share and 17,778 options have an exercise price of $2.40 per share. 24,444 options expire in January 2013 and 6,667 options expire in December 2009.

(8)  All such ordinary shares are subject to currently exercisable options granted under our 1999 and 2003 stock option plan. 6,000 options have an exercise price of $9.85 per share, 25,000 options have an exercise price of
     $2.07 per share and 17,778 options have an exercise price of $2.40 per share. 42,778 options expire in January 2013 and 6,000 options expire in
     December 2009.

(9)  The business address of Mr. Berg is Alexander & Co., 17 St. Ann's Square,
     Manchester M2 7 PW, U.K.

(10) Includes 84,000 ordinary shares subject to currently exercisable options granted under our stock option plan at an exercise price of $4.02 per share. The options expire in January 2013.

(11) The business address of Mr. Roy Chan is Gearhart Holdings (H.K.) Limited,
     2202 Kodak House II, 39 Healthy Street, E. North Point, Hong Kong.

(12) Includes 57,333 ordinary shares subject to currently exercisable options granted under our stock option plan at an exercise price of $4.02 per share. The options expire in January 2013.

(13) Includes 34,014 ordinary shares issuable upon currently exercisable warrants at an exercise price of $1.88 per share that were issued in June
     2007, and 16,667 ordinary shares subject to currently exercisable options granted under our stock option plans, at an exercise price of $4.02 per share. Such options expire in January 2013.

(14) The business address of Mr. Letchinger is 2709 Rittenhouse Street,
     Washington DC, 20015, USA.

STOCK OPTION PLANS

1999 STOCK OPTION PLAN

     Our 1999 Stock Option Plan, or the 1999 Plan, provides for the issuance of stock options to purchase an aggregate of 108,400 of our ordinary shares.
The1999 Plan, authorizes the issuance of options to key employees and consultants, including officers and directors of our company and its subsidiaries, who, are in position to contribute significantly to our success, in the judgment of the board of directors or, if appointed in the future, a committee which will administer the 1999 Plan. The board of directors or the committee will determine the number of shares covered by each option, and the formulation, within the limitations of the 1999 Plan, of the form of option.

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

     As of March 27, 2008 options to purchase 165,400 ordinary shares were granted at an average exercise price of $9.63 per share. Of such options, 92,133 have been cancelled or forfeited. 73,267 options are outstanding and currently exercisable.

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

     As of March 27, 2008 options to purchase 1,191,000 ordinary shares were granted. Of such options, 51,168 options have been exercised and 104,166 were cancelled expired or forfeited. 1,035,666 options are outstanding. Options to purchase 872,056 ordinary shares are currently exercisable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     Mr. Howard Yeung is the beneficial holder of 46% of our outstanding shares, and holds currently exercisable warrants to purchase an additional 1,578,947of our ordinary shares. Accordingly, Mr. Howard Yeung may be deemed to control our company.

     The following table sets forth certain information as of March 27, 2008, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

                                     NUMBER OF
                                  ORDINARY SHARES             PERCENTAGE OF
NAME                            BENEFICIALLY OWNED(1)         OWNERSHIP(2)
----                            ---------------------         ------------

Howard P.L. Yeung (3)(4)(5)           5,626,465                  49.2%

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

(2)  The percentages shown are based on 8,705,788 ordinary shares outstanding as of March 27, 2008.

(3)  Of the 5,626,465 ordinary shares, 450,029 shares are held by Horsham
     Enterprises Ltd., a corporation incorporated in the British Virgin Islands.
     Messrs. Howard P.L. Yeung and his brother Kenneth Yeung are the beneficial owners, in equal shares, of Horsham Enterprises Ltd. Accordingly, Messrs.
     Yeung may be deemed to be the beneficial owners of the ordinary shares held by Horsham Enterprises Ltd.

(4)  Includes 1,578,947 ordinary shares issuable upon the exercise of currently exercisable warrants issued to Mr. Howard P.L. Yeung.

(5)  The address of Messrs. Howard P.L. Yeung is 2202 Kodak House II, 39 Healthy
     Street, North Point, Hong Kong.

SIGNIFICANT CHANGES IN THE OWNERSHIP OF MAJOR SHAREHOLDERS

     On January 27, 2005, Bank Leumi le-Israel B.M. filed a Schedule 13G with the Securities and Exchange Commission reflecting ownership of 976,399, or
13.7%, of our ordinary shares. In an amendment to the Schedule 13G filed with the Securities and Exchange Commission on June 6, 2005, Bank Leumi le-Israel B.M
reported ownership of 220,000, or 1.9%, of our ordinary shares.

MAJOR SHAREHOLDERS VOTING RIGHTS

     Our major shareholders do not have different voting rights.

RECORD HOLDERS

     Based on a review of the information provided to us by our transfer agent, as of March 27, 2008, there were 258 holders of record of our ordinary shares, of which 234 record holders holding approximately 64% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees.

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

     In May 2005, Mr. Yeung exercised his call option to purchase the warrants from the Banks and in October 2005 exercised these warrants. Upon such exercise, we issued 1,260,665 ordinary shares to Mr. Yeung.

     On December 10, 2007 we entered into a loan agreement with Mr. Yeung.
Pursuant to such agreement, in consideration for a loan in the amount of $3.0 million, we issued $3.0 million principal amount of convertible notes to Mr.
Yeung. The convertible notes will mature on December 10, 2010, bear interest at a rate of six month LIBOR plus 3.5% and are convertible into ordinary shares at a conversion price of $2.09 per share. In addition, Mr. Yeung received warrants exercisable for a period of five years beginning on December 10, 2007 to purchase up to an aggregate of 1,578,947 ordinary shares at an exercise price of
$2.375 per share.

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

LEGAL PROCEEDINGS

     In December 1998, Mr. Haim Nissenson, our former president and chief executive officer, filed a complaint against us and Mr. Herzle Bodinger, chairman of our Board of Directors and our president, in the Regional Labor
Court of Tel Aviv (Case No. 3/4074/98 H. NISSENSON V. RADA ELECTRONIC INDUSTRIES
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
Nissenson was responsible for our company's precarious financial condition at the time he resigned and for the concealment of these facts from our board of directors and our investors; (iii) during the board of directors meeting in which such agreement was discussed and approved, Mr. Nissenson misrepresented our financial and economic condition and the nature and origins of his debt to us; and (iv) by breaching his fiduciary duties Mr. Nissenson caused us damages in amounts that exceed the amount of the complaint, which damages should be offset from any amounts awarded in favor of Mr. Nissenson, if any. In addition, we asserted that in a certificate dated March 23, 1992, Mr. Nissenson assigned to us all his rights to receive employment related benefits other than salaries, including severance and vacation payments for the period up to the certificate date. The hearing of this claim was combined with the hearing of our claim for repayment of the loan granted to Mr. Nissenson, as detailed below. The hearing of testimony in this matter was concluded and the oral summations as well as written responses have been heard and filed. Currently, the cases are pending the judgment of the Labour Court. Our management believes that this claim will not have a material adverse effect on our financial condition or results of operations. In addition, the income tax authorities have demanded that we commence payment of the salary tax due in respect of the retirement arrangements of Mr. Nissenson which are the subject matter of this litigation. An agreement was reached with the tax authority whereby the tax liability will be discharged over several years and that in the event that Mr. Nissenson's claim is dismissed, the tax payment will be recovered.

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
RADA ELECTRONIC INDUSTRIES LTD) for the amount of $250,000. It was alleged that at the beginning of 1997, they entered into an agreement with us, whereby they were entitled to remuneration in the event that they found an investor for our company. The claim was dismissed by the Court and it was held, inter alia, that the witnesses for the plaintiffs were not credible. The plaintiffs appealed to the Supreme Court. The matter was heard in February 2008 and the appeal is pending the resolution of the Supreme Court. We believe that there will be no material exposure or adverse effect on our financial condition as a result of this appeal.

     In August 2000, we filed a claim against Mr. Nissenson in the Regional
Court for Labor Disputes in Tel Aviv (Case No. 7049/00 RADA ELECTRONIC
INDUSTRIES LTD. V. NISSENSON.) for the amount of NIS 2.0 million (approximately
$440,000) for the repayment of the loan we granted to Mr. Nissenson that allegedly was forgiven by us in Mr. Nissenson's retirement agreement, as mentioned above. The hearings of both Mr. Nissenson's and our claims in the
Regional Court for Labor Disputes were joined and the hearing of the cases was recently concluded. The cases are pending resolution of the Labor Court.

     In January 2001, we filed a suit against our former controller, Mr.
Mordechai Perera in the Regional Court for Labor Disputes in Tel Aviv (Case No.
1672/01 RADA ELECTRONIC INDUSTRIES LTD. V. PERERA) in the amount of approximately $260,000 for the repayment of a loan provided to him. While Mr.
Perera did not deny that he received such amount, he argued that it was promised to him on account of his compensation and was registered as a loan in the books of our company for tax purposes. He further claimed that Mr. Nissenson orally promised him that such loan would be forgiven. In March 2001, Mr. Perera filed a counter claim in the amount of approximately $520,000 for various payments to which he was allegedly entitled in connection with his employment and termination thereof by us, including bonus, severance payments, vacation redemption and overtime payments. In December 2006 a judgment was delivered by the Court, whereby Mr. Perera's counter-claim was dismissed and our claim was allowed in part, as the Court held that we had waived half of Mr. Perera's debt.
We have appealed to the National Labor Court and Mr. Perera also filed an appeal. Both appeals were heard in March 2008. At the hearing we reached a settlement agreement with Mr. Perera according to which his claim was completely dismissed and our claim was allowed almost in full.

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

     In August 2004, Mr. Nissenson filed a suit against us, Mr. Bodinger and our former office holders, Messers. Azancot, Agmon, Ronen Stein, Tropp, Sigal and
Ms. Snir, in the Magistrate Court of Tel Aviv (CIVIL CASE 56365/04 NISSENSON V.
RADA ELECTRONIC INDUSTRIES LTD. AND OTHERS), seeking damages in the amount of
NIS 1.0 million (approximately $220,000) and alleging that the description of the claim filed against him and another former director in connection with the acquisition of our formerly owned subsidiary Jetborne International, Ltd.
included in our annual reports on Form 20-F and certain press releases contains defamatory allegations with respect to Mr. Nissenson. We believe that we, Mr.
Bodinger and our former office holders have valid defenses against these claims.
According to Israeli law, the usual award in defamatory claims is low and does not exceed NIS 500,000 (approximately $110,000).

     In June 2005, Mr. Nissenson filed a suit in the District Court of Tel Aviv against our chairman, Mr. Bodinger (Civil Case No. 1845/05 H. NISSENSON V. H.
BODINGER) seeking damages in an amount of NIS 2.6 million (approximately
$565,000 ). In the complaint, which was filed with the court one day before the expiration of the statute of limitations, Mr. Nissenson alleged that Mr.
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

     In 2006, we filed a suit before an Arbitrator seeking to recover $444,574 from Parado Technologies Ltd., formerly known as Vectop Ltd. ("Vectop"). On the same day Vectop counterclaimed against us seeking an order that we transfer an amount of $181,492 to a trust account and to provide Vectop an accounting of sales made during 2006. These claims are related to an agreement made with
Vectop in 2005 whereby we purchased certain of Vectop's assets. Under the agreement, Vectop is entitled to receive payments contingent upon sales made by us of Vectop's products. According to the agreement, the first $200,000 due to
Vectop should have been transferred to a trust account for the purpose of indemnifying us for possible future damages. In our claim, we assert that we are entitled to compensation because of misrepresentations made by Vectop during the negotiations, in connection with five of the products sold to us by Vectop. We also allege that Vectop breached the agreement by not providing on time financial statements reconciled to US GAAP. We also asserted that we have a right of set-off against payments due to Vectop under the Agreement. Vectop alleges that we are obliged to transfer to the trust account the part of the immediate payment from the sales of the year 2005 and that we can only be indemnified from this trust account under a final award of the Arbitrator. The
Arbitrator has ordered that we transfer $170,000 to the trust account until a final award is delivered and additional $36,000 is due and payable pursuant to the agreement. The hearing of the case has been concluded and it is now pending the Arbitrator's award. We believe that it is reasonable that part of our claim will be allowed.

     In March 2007 David Kenig, a former member of our Board of Directors who resigned from our Board in 1999, commenced an action against us in New York
State Supreme Court alleging that we failed to provide him certain stock options to which he was entitled as a result of his service on the Board of Directors in the 1990s. Mr. Kenig alleged in his complaint that he was entitled to recover
$1.8 million from us. We moved to dismiss this complaint on several grounds. In
December 2007, the court granted our motion to dismiss the action in its entirety. Mr. Kenig has filed a notice of appeal from the dismissal, but has not yet taken steps to perfect or prosecute that appeal.

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

YEAR                                            HIGH               LOW
----                                           -------             ------

2003                                            $ 6.69             $ 1.65
2004                                             10.32               3.42
2005                                              5.64               3.18
2006                                              3.90               1.95
2007                                              3.00               1.95

         QUARTERLY STOCK INFORMATION

     The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

2006                                            HIGH                LOW
----                                           -------             ------

First Quarter                                   $3.90              $2.79
Second Quarter                                   2.85               1.95
Third Quarter                                    3.03               2.16
Fourth Quarter                                   2.67               1.98

2007                                            HIGH                LOW
----                                           -------             ------

First Quarter                                   $2.15              $1.74
Second Quarter                                   2.20               1.42
Third Quarter                                    2.55               1.52
Fourth Quarter                                   3.00               1.95

     MONTHLY STOCK INFORMATION

     The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital
Market:

2007                                            HIGH               LOW
----                                           -------             ------
October                                         $2.15              $2.00
November                                         2.15               1.74
December                                         2.03               1.89

2008
January                                         $2.80              $2.06
February                                         2.18               2.07
March (through March 26, 2008)                   2.18               1.81

B.   PLAN OF DISTRIBUTION

     Not applicable.

C.   MARKETS

     Our ordinary shares traded on the NASDAQ National Market under the symbol
"RADIF" from 1985 until June 10, 2002 when the listing of our ordinary shares was transferred to the NASDAQ Capital Market. On December 13, 2005, we changed our symbol to "RADI.", which symbol was changed for a 22 business day period to
RADID after our reverse split on February 14, 2007. On March 15, 2007, we changed our symbol to "RADA."

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
This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under
Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Since some parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion.

GENERAL CORPORATE TAX RATE

     Israeli companies are subject to income tax on their worldwide income regardless of the territorial source of such income. The applicable rate for
2007 was 29%. The rate will be further reduced to 27% in 2008, 26% in 2009 and
25% in 2010 and thereafter. Capital gains derived after January 1, 2003 (the gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are subject to tax at a rate of 25%.)

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

     The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. We believe that we currently qualify as an "Industrial
Company" within the meaning of the Industry Encouragement Law. The Industry
Encouragement Law defines "Industrial Company" as a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividend, is derived from an
"Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity.

     The following corporate tax benefits, among others, are available to
Industrial Companies:

     o    Amortization of the cost of purchased know-how and patents and/or right to use a patent and know-how which are used for the development or advancement of the company, over an eight-year period;

     o    Accelerated depreciation rates on equipment and buildings;

     o    Under specified conditions, the company may elect to file consolidated tax returns with other related Israeli Industrial Companies; and

     o    Expenses related to a public offering are deductible in equal amounts over three years.

     Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure that we qualify or will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND DEVELOPMENT, 1984

     Under the Law for the Encouragement of Industrial Research and Development,
1984, research and development programs approved by a governmental committee of the Office of the Chief Scientist are eligible for grants, in exchange for payment of royalties from revenues generated by the products developed in accordance with the program. Once a project is approved, the Office of the Chief
Scientist will award grants between 20% to 50% of the project's approved budget, in exchange for royalties at a rate of 3% to 6%, depending on the date of approval of the project, of the proceeds from the sales of the products that are developed from projects funded by the Office of the Chief Scientist. These royalties must be paid beginning with the commencement of sales of those products and ending when 100% of the dollar value of the grant was repaid or, for projects approved after January 1, 1999, the dollar amount of the grant plus interest at the rate LIBOR for dollar deposits in a twelve-month period.

     The terms of this Israeli governmental participation also require that the products developed with government grants be manufactured in Israel, unless a special governmental committee, in its discretion consents to manufacturing abroad. In addition, in the event that any of the manufacturing rights are transferred out of Israel, if approved by the special governmental committee, we may be required to pay royalties at a higher rate and be liable to an increased aggregate pay back amount depending on the portion of manufacturing performed outside of Israel, up to a maximum of 300% of the dollar amount of the grant, or of the dollar amount plus interest, as applicable. The technology developed pursuant to the terms of these grants may not be transferred outside of Israel, excluding several exceptions, which will be detailed below, and may be transferred to third parties within Israel only with the prior approval of the governmental committee. This approval is not required for the export of any products resulting from that research development. Approval of the transfer of technology within Israel may be granted only if the recipient abides by all of the provisions of this law and the regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. There can be no assurance that this consent, requested at the time of a future transfer of technology, will be granted.

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

     The Research Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the
Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a foreign resident becoming an interested party directly in the recipient.

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

TAXATION UNDER INFLATIONARY CONDITIONS

     The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be generally described as follows:

     o    Where a company's equity, as calculated under the Inflationary
          Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, based on the change in the consumer price index. The unused portion that is carried forward may be deducted in full in the following year.

     o    If the company's depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to the company's ordinary income.

     o    Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

     The Minister of Finance may, with the approval of the Knesset Finance
Committee, determine by decree, during a certain fiscal year (or until February
28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed, as applicable, 3%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or, that the rate of increase of the
Israeli consumer price index relating to such fiscal year shall be deemed to be
0%, and to make the adjustments required to be made as a result of such determination.

CAPITAL GAINS TAX ON SALES OF OUR ORDINARY SHARES

     Under income tax regulations shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that (1) such shareholders did not acquire their shares prior to first initial public offering on a recognized stock exchange outside of Israel, (2) the provisions of the
Income Tax Law (inflationary adjustments), 1985 do not apply to such gain, and
(3) such gains did not derive from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

     Under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the
U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition or (ii)
the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel.

TAXATION OF FOREIGN RESIDENT HOLDERS OF SHARES

     Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. With respect to a substantial shareholder, the applicable tax rate is at 25%. Under the
U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%.

     A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in
Israel.

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

     This summary does not address the effect of any U.S. federal taxation other than U.S. federal income and gift and estate taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

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

     DISPOSITION OF ORDINARY SHARES

     If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the
Code.

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
As of December 31, 2007, we had liabilities payable in NIS which are not linked to the U.S. dollar in the amount of $2.6 million and cash and receivables in the amount of $2.0 million denominated in NIS. Accordingly, an increase of 1% of the
NIS against the dollar would increase our financing expenses by approximately
$6,000. A devaluation of 1% of the NIS against the dollar would decrease our financing expenses by the same amount. Neither a ten percent increase nor decrease in current exchange rates would have a material affect on our consolidated financial statements. However, the amount of liabilities payable and/or cash and receivables in NIS is likely to change from time to time.

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

DISCLOSURE CONTROLS AND PROCEDURES

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

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f)
and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.
Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets,
(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

     Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report.
Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2007, our company's internal control over financial reporting was effective.

     This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the
Securities and Exchange Commission that permit us to provide only management's report in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

                              YEAR ENDED DECEMBER 31
                            ------------------------
                              2006            2007
                            -------          -------

SERVICES RENDERED:
Audit (1)                    74,000           70,000
Audit-related (2)                --               --
                            -------          -------
Total                       $74,000          $70,000

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

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     ISSUER PURCHASE OF EQUITY SECURITIES

     We did not purchase any of our securities during 2006. On December 10, 2007 we entered into a loan agreement with Mr. Yeung, our controlling shareholder.
Pursuant to such agreement, in consideration for a loan in the amount of $3.0 million, we issued $3.0 million principal amount of convertible notes to Mr.
Yeung. The convertible notes will mature on December 10, 2010, bear interest at a rate of six month LIBOR plus 3.5% and are convertible into ordinary shares at a conversion price of $2.09. In addition, Mr. Yeung received warrants exercisable for a period of five years beginning on December 10, 2007 to purchase up to an aggregate of 1,578,947 ordinary shares at an exercise price of
$2.375 per share.

     The following table sets forth, for each of the months indicated, the total number of shares purchased by Mr. Yeung, the average price paid per share, the number of shares purchased as part of our publicly announced repurchase programs, the maximum number of shares that may yet be purchased under the programs.

                                                                    Total Number of
                                                                    Shares Purchased    Approximate Dollar
                                                                       as Part of      Value of Shares that
                                                                        Publicly       May Yet Be Purchased
                            Total Number of   Average Price Paid    Announced Plans     Under the Plans or
Period in 2007              Shares Purchased       per Share          or Programs            Programs
--------------              ----------------       ---------          -----------            --------

December                       3,014,354             $2.24                  -                    -

                                   PART III.

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
Notes to Consolidated Financial Statements                       F-9

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

               RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2007

                            U.S. DOLLARS IN THOUSANDS

                                      INDEX

                                                                     PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM              F-2

CONSOLIDATED BALANCE SHEETS                                       F-3 - F-4

CONSOLIDATED STATEMENTS OF OPERATIONS                                F-5

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY           F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                             F-7 - F-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                        F-9 - F-33

                                     F - 1

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

               RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

     We have audited the accompanying consolidated balance sheets of Rada
Electronic Industries Ltd. ("the Company") and subsidiary as of December 31,
2007 and 2006 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiary as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

     As discussed in Note 2p to the consolidated financial statements, in 2006 the Company adopted Statement Financial Accounting Standards Board No. 123
(revised 2004), "Share-Based Payment".

                                            /s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel                              KOST FORER GABBAY & KASIERER
March 27, 2008                              A Member of Ernst & Young Global

                                     F - 2

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                         DECEMBER 31,
                                                                                     --------------------
                                                                          NOTE        2007         2006
                                                                         ------      -------      -------

    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                          $   835      $   990
  Restricted cash                                                                        598          704
  Trade receivables (net of allowance for doubtful accounts of $ 62
    and $ 34 at December 31, 2007 and 2006, respectively)                              4,907        4,296
  Other accounts receivable and prepaid expenses                                         305          200
  Costs and estimated earnings in excess of billings on uncompleted
    contracts                                                                3a          701          668
  Inventories                                                                 4        2,609        2,468
                                                                                     -------      -------

TOTAL current assets                                                                   9,955        9,326
                                                                                     -------      -------

LONG-TERM RECEIVABLES AND DEPOSITS:
  Long-term receivables                                                       5          983          983
  Leasing deposits                                                                        57           78
  Severance pay fund                                                                   2,038        1,624
                                                                                     -------      -------

TOTAL long-term receivables and deposits                                               3,078        2,685
                                                                                     -------      -------

PROPERTY, PLANT AND EQUIPMENT, NET                                            6        2,745        3,359
                                                                                     -------      -------

OTHER ASSETS:                                                                 7
  Intangible assets, net                                                               1,414        1,906
  Goodwill                                                                               214          166
  Deferred charges, net                                                                    -           13
                                                                                     -------      -------

TOTAL other assets                                                                     1,628        2,085
                                                                                     -------      -------

TOTAL assets                                                                         $17,406      $17,455
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

                                     F - 3

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                   DECEMBER 31,
                                                                              -----------------------
                                                                   NOTE         2007           2006
                                                                  ------      --------       --------

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit and current maturities
    of long-term loans                                                 8      $    490       $    559
  Convertible note                                                   11a             -          2,858
  Trade payables                                                                 1,472          1,611
  Other accounts payable and accrued expenses                          9         3,666          3,419
  Deferred revenues                                                                181             84
  Billings in excess of costs and estimated earnings
    on uncompleted contracts                                          3b            88            285
                                                                              --------       --------

TOTAL current liabilities                                                        5,897          8,816
                                                                              --------       --------

LONG-TERM LIABILITIES:
  Long-term loan                                                      8b             -            142
   Loan from shareholders, net                                        8b           261              -
  Convertible note from a shareholder, net                           11c         1,622              -
  Accrued severance pay                                                          2,442          2,026
                                                                              --------       --------

TOTAL long-term liabilities                                                      4,325          2,168
                                                                              --------       --------

COMMITMENTS AND CONTINGENT LIABILITIES                                10

MINORITY INTEREST                                                                  459            397
                                                                              --------       --------

SHAREHOLDERS' EQUITY:                                                 11
  Share capital -
    Ordinary shares of NIS 0.015 par value - Authorized:
    16,333,333 shares at December 31, 2007 and 2006; Issued
    and outstanding: 8,705,788 at December 31, 2007 and 2006                       116            116
  Additional paid-in capital                                                    68,968         67,239
  Accumulated deficit                                                          (62,359)       (61,281)
                                                                              --------       --------

TOTAL shareholders' equity                                                       6,725          6,074
                                                                              --------       --------

TOTAL liabilities and shareholders' equity                                    $ 17,406       $ 17,455
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

                                     F - 4

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                             YEAR ENDED DECEMBER 31,
                                                                      --------------------------------------
                                                           NOTE         2007           2006           2005
                                                          ------      --------       --------       --------

Revenues:                                                     15
  Products                                                            $ 11,704       $ 10,984       $ 11,303
  Services                                                               2,317          2,053          2,118
                                                                      --------       --------       --------

                                                                        14,021         13,037         13,421
                                                                      --------       --------       --------
Cost of revenues:
  Products                                                               9,501          9,517         10,601
  Services                                                               1,180          1,482          1,481
                                                                      --------       --------       --------

                                                                        10,681         10,999         12,082
                                                                      --------       --------       --------

Gross profit                                                             3,340          2,038          1,339
                                                                      --------       --------       --------

Operating costs and expenses:
  Research and development                                                 324            181              -
  Marketing and selling                                                  1,213          1,316          1,155
  General and administrative                                             2,190          1,794          1,939
                                                                      --------       --------       --------

TOTAL operating costs and expenses                                       3,727          3,291          3,094
                                                                      --------       --------       --------

Operating loss                                                             387          1,253          1,755
Financial expenses, net                                       13           629            775            624
Other income, net                                                            -             45             33
                                                                      --------       --------       --------

                                                                         1,016          1,983          2,346
Minority interest in losses (earnings) of subsidiary                       (62)           (17)            17
                                                                      --------       --------       --------

Net loss                                                              $  1,078       $  2,000       $  2,329
                                                                      ========       ========       ========

Net loss per share:
  Basic and diluted net loss per share                                $   0.12       $   0.23       $   0.31
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

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                     NUMBER OF                     ADDITIONAL                        TOTAL
                                                     ORDINARY         SHARE         PAID-IN       ACCUMULATED     SHAREHOLDERS'
                                                      SHARES         CAPITAL         CAPITAL         DEFICIT         EQUITY
                                                     ---------      ---------       ---------       ---------       ---------

Balance at January 1, 2005                           6,793,400      $     110       $  64,074       $ (56,952)      $   7,232

  Issuance  of  Ordinary  shares and  warrants,
    net *)                                             321,978              1           1,005               -           1,006
  Exercise of warrants, net **)                      1,563,688              5           1,794               -           1,799
  Exercise of options                                   12,889          ***)-              27               -              27
  Net loss                                                   -              -               -          (2,329)         (2,329)
                                                     ---------      ---------       ---------       ---------       ---------

Balance at December 31, 2005                         8,691,955            116          66,900         (59,281)          7,735

  Exercise of options                                   13,833          ***)-              28               -              28
  Share-based compensation for employees                     -              -             221               -             221
  Issuance expenses related to stamp tax
    provision                                                -              -              90               -              90
  Net loss                                                   -              -               -          (2,000)         (2,000)
                                                     ---------      ---------       ---------       ---------       ---------

Balance at December 31, 2006                         8,705,788            116          67,239         (61,281)          6,074

  Share-based compensation for employees                     -              -             175               -             175
  Issuance of warrants                                       -              -             986               -             986
  Beneficial conversion feature on convertible
    note                                                     -              -             568               -             568
  Net loss                                                                                  -          (1,078)         (1,078)
                                                     ---------      ---------       ---------       ---------       ---------

Balance at December 31, 2007                         8,705,788      $     116       $  68,968       $ (62,359)      $   6,725
                                                     =========      =========       =========       =========       =========

*)   Net of issuance expenses of approximately $ 85 for the years ended December
     31, 2005.

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

                                     F - 6

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                   YEAR ENDED DECEMBER 31,
                                                                          -----------------------------------------
                                                                            2007            2006            2005
                                                                          ---------       ---------       ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                $  (1,078)      $  (2,000)      $  (2,329)
  Adjustments required to reconcile net loss to net cash provided by
    (used in) operating activities:
    Depreciation and amortization                                             1,227           1,398           1,347
    Amortization expense on convertible note                                    142             298             214
    Amortization expense on loans                                                37               -               -
    Minority interest in earnings (losses) of subsidiary                         62              17             (17)
    Share-based compensation for employees                                      175             221               -
    Severance pay, net                                                            2               7             (30)
    Decrease (increase) in trade receivables, net                              (611)            624          (2,676)
    Decrease (increase) in other accounts receivable and prepaid
      expenses                                                                 (105)            (44)             81
    Decrease (increase) in costs and estimated earnings in excess of
      billings, net                                                            (230)            622            (685)
    Decrease (increase) in inventories                                          104            (526)            200
    Decrease in trade payables                                                 (139)            (60)           (219)
    Increase (decrease) in other accounts payable and accrued
      expenses                                                                  199             126            (444)
    Increase (decrease) in deferred revenues                                     97              34            (568)
                                                                          ---------       ---------       ---------

Net cash provided by (used in) operating activities                            (118)            717          (5,126)
                                                                          ---------       ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash paid in conjunction with the acquisition of certain assets
    and liabilities of Vectop, net (a)                                            -               -            (351)
  Change in restricted cash                                                     106             313             (15)
  Purchase of property, plant and equipment                                    (353)           (236)           (411)
  Decrease (increase) in leasing deposits                                        21              (6)             22
  Loans repaid by employees                                                       -               -               5
                                                                          ---------       ---------       ---------

Net cash provided by (used in) investing activities                            (226)             71            (750)
                                                                          ---------       ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of Ordinary shares and warrants, net                     -               -           1,006
  Proceeds from issuance of loan and warrants                                   400               -               -
  Proceeds from issuance of convertible loan and warrants                     3,000               -               -
  Proceeds from short-term loans                                                  -               -             700
  Proceeds from long-term loans                                                   -             288               -
  Proceeds from bridge loan                                                       -             650               -
  Repayment of bridge loan                                                        -            (650)              -
  Repayments of current maturities of long-term loans                          (306)           (525)           (933)
  Repayments of long-term convertible note                                   (3,000)              -               -
  Short-term bank credit, net                                                    95              61             163
  Exercise of warrants, net                                                       -               -           1,799
  Exercise of options                                                             -              28              27
                                                                          ---------       ---------       ---------

Net cash provided by (used in) financing activities                             189            (148)          2,762
                                                                          ---------       ---------       ---------

Increase (decrease) in cash and cash equivalents                               (155)            640          (3,114)
Cash and cash equivalents at the beginning of the year                          990             350           3,464
                                                                          ---------       ---------       ---------

Cash and cash equivalents at the end of the year                          $     835       $     990       $     350
                                                                          =========       =========       =========

NON-CASH TRANSACTIONS:
  Goodwill in respect of Vectop (royalties payable)                       $      48       $     166       $       -
                                                                          =========       =========       =========
  Issuance expenses related to stamp tax provision                        $       -       $      90       $       -
                                                                          =========       =========       =========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 7

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                       YEAR ENDED
                                                       DECEMBER 31,
                                                          2005
                                                        --------

(a)  CASH PAID IN CONJUNCTION WITH THE ACQUISITION
      OF CERTAIN ASSETS AND LIABILITIES OF VECTOP,
      NET (SEE ALSO NOTE 1D):

      Working capital, net                              $    844
      Equipment                                              (62)
      Intangible assets                                   (1,263)
      Deferred revenues                                      130
                                                        --------

                                                        $   (351)
                                                        ========

                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                             2007          2006          2005
                                                           --------      --------      --------

(b)  SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:

      Net cash paid during the year for:

        Income taxes                                       $     15      $     14      $      3
                                                           ========      ========      ========

        Interest                                           $    308      $    307      $    396
                                                           ========      ========      ========

(c)     Non-cash transactions

        Transfer of equipment to inventory                 $    245      $      -      $      -
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

                                     F - 8

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL

     a.   Rada Electronic Industries Ltd. an Israeli corporation ("the
          Company"), is involved in the military and commercial aerospace industries. The Company is engaged in the development, manufacture and sale of avionics systems (Digital Video Recorders, Ground Debriefing
          Stations, Stores Management Systems, Flight Data Recorders, Inertial
          Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.

     b.   As reflected in the consolidated financial statements as of December
          31, 2007, the Company has an accumulated deficit of $ 62,359. Based on continued financial support from the Company's shareholders, existing and anticipated orders in 2008, management believes that the anticipated cash flows from operations, as well as financial support up to $1,500 (in the form of long term loans) in 2008 from the
          Company's controlling shareholder in respect of a new technology developed by the Company, will enable the Company to finance its operations at least through December 31, 2008.

     c.   The Company operates a test and repair shop using its Automated Test
          Equipment ("ATE") products in Beijing, China through its 80% owned
          Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and
          Services Co. Ltd. ("CACS" or "subsidiary"). CACS was established with a third party, which owns the remaining 20% equity interest.

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

Cash and cash equivalents                           $     30
Trade receivables                                        601
Other current assets                                     347
Equipment                                                 62
Customer relationships (five-year useful life)         1,263
                                                    --------

TOTAL assets acquired                                  2,303
                                                    --------

Short-term bank credit and loans                         933
Trade payables                                           810
Other accounts payable and accrued expenses               49
Deferred revenues                                        130
                                                    --------

TOTAL liabilities assumed                              1,922
                                                    --------

Net assets acquired                                 $    381
                                                    ========

                                     F - 9

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

     b.   Financial statements in U.S. dollars:

          Most of the revenues of the Company are generated in U.S. dollars
          ("dollar"). In addition, a substantial portion of the costs of the
          Company is incurred in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, their functional and reporting currency is the dollar. The financial statements of the Company's subsidiary are in the local currency.

          Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52, "Foreign Currency
          Translation" ("SFAS No. 52"). All the Company's transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate, in the period in which the currency exchange rate changes. The translation adjustments of the subsidiary are reported as accumulated other comprehensive income (loss) in shareholders' equity.
          The representative exchange rate at December 31, 2007 was U.S. $ 1.00
          = NIS 3.846, December 31, 2006 was U.S. $ 1.00 = NIS 4.225 and
          December 31, 2005 - NIS 4.603.

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

                                     F - 10

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Restricted cash is invested in a short-term bank deposit (less than three months), which is mainly used as security for the Company's guarantees to customers. The deposit is in U.S. dollars and bears interest at an average rate of 3.95%.

     e.   Inventories:

          Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories and for market prices lower than cost, See also
          Note 4.

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

     f.   Property, plant and equipment:

          Property plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are as follows:

                                                  %
                                            -------------

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

     g.   Intangible assets:

          Capitalized software costs are amortized by the greater of the amount computed using: (i) the ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product. The Company assesses the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.

                                     F - 11

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

          A customer relationships asset (intangible asset) has been recorded as a result of the acquisition of Vectop and is amortized over the expected useful life of five years.

          As for impairment charges included in these financial statements, see
          Note 7.

     h.   Goodwill

          Goodwill represents excess of the costs over the net assets of businesses acquired. Under SFAS No. 142, "Goodwill and Other
          Intangible Assets" ("SFAS No. 142"), goodwill acquired in a business combination should not be amortized. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. In 2007 and
          2006, the Company recorded goodwill in respect of additional consideration payable in connection with the acquisition of Vectop relating to royalties due based on actual revenues derived from Vectop projects. The Company determines fair value of goodwill using market capitalization and is tested for impairment by comparing the fair market value with its carrying amount. As of December 31, 2007, no impairment losses have been identified.

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
          Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31,
          2007, no impairment losses have been identified.

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

                                     F - 12

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Research and development costs incurred in the process of developing product masters and the Company's Test System Programs Sets ("TPSs")
          software library, integrated with the Company's test station, are charged to expenses as incurred.

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

          On January 1, 2007, the Company adopted FASB Interpretation No. 48,
          "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB
          Statement No. 109" (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The adoption of FIN 48 did not result in a change in the Company's accumulated deficit.

     l.   Severance pay:

          The Company's liability for severance pay is calculated pursuant to
          Israel's Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is partly provided by monthly deposits for insurance policies and/or pension funds and by an accrual. The value of these policies is recorded as an asset in the
          Company's balance sheet. The deposited funds of the Company's employees include profits accumulated up to the balance sheet date.
          The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements.

          The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

          Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2007, 2006 and 2005 amounted to $ 21, $ 43 and $ 57, respectively.

                                     F - 13

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

          The Company granted loans in prior years to its former CEO and a former officer amounting to approximately $ 983 as of December 31,
          2007 and 2006. These loans are partly unsecured and the Company is currently in litigation with these officers regarding such loans (see also Note 10 for subsequent event). If not paid, the Company will incur a loss equal to the amount of the loan, net of a provision recorded against the loan.

          The Company has no off-balance sheet credit risks.

     o.   Warranty:

          In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the liability from these warranties is immaterial at balance sheet date.

                                     F - 14

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     p.   Share-based compensation:

          At December 31, 2007, the Company has three stock-based employee compensation plans, which are described in Note 11b. Prior to January
          1, 2006, the Company accounted for those plans under the recognition and measurement provisions of APB 25, "Accounting for Stock Issued to
          Employees", and related Interpretations, as permitted by FASB
          Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS
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

          The Company had unvested options granted to employees upon its adoption of SFAS 123(R) on January 1, 2006. The impact of the adoption of SFAS 123(R) on January 1, 2006 was an increase of approximately $
          75 on the Company's net loss and $ 0.01 basic and diluted net loss per share for the years ended December 31, 2007 and 2006.

          The following table illustrates the effect on net loss and net loss per share, assuming that the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the
          Company's stock options plans in 2005, prior to the adoption of SFAS
          123(R). For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes-Merton option-pricing model and amortized to expense over the options' vesting periods.

                                                                                   YEAR ENDED
                                                                                   DECEMBER 31,
                                                                                      2005
                                                                                   ----------

Net loss, as reported                                                              $    2,329
Deduct - total stock-based employee compensation expense under fair value
  based methods                                                                           136
                                                                                   ----------

Pro forma net loss                                                                 $    2,465
                                                                                   ==========

Net loss per share:

Basic and diluted net loss per share as reported                                   $     0.31
Pro forma basic and diluted net loss per share                                     $     0.33

                                     F - 15

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

                                                YEAR ENDED DECEMBER 31,
                                          ---------------------------------
                                           2007         2006         2005
                                          -------      -------      -------

          Expected term                  4 years      4 years      4 years
          Dividend yield                       0%           0%           0%
          Expected volatility                 43%          54%          66%
          Risk-free interest rate            4.7%         4.7%         4.4%
          Estimated forfeitures            10-20%          10%           -

          The risk-free interest rate assumption is based on the yield from U.S.
          Treasury zero-coupon bonds with an equivalent term as of the Company's employee stock options. The dividend yield assumption is based on the
          Company's historical and expectation of future dividend payouts and may be subject to substantial change in the future. The expected term of the options represents the period of time that the options are expected to be outstanding and is based on the Company's historical information, with respect to employee options exercised. The Company used its historical stock price movement over the most recent periods ended on the date of grant equal to the expected option term for calculating volatility in accordance with SFAS 123 (R). Estimated forfeitures are based on actual historical pre-vesting forfeitures.

     q.   Revenue recognition:

          The Company generates revenues mainly from the development, manufacture and sale of avionics systems, trainers' upgrades, and avionics and electro optic cameras for airplanes and armored vehicles.
          In addition, the Company leases ATE to customers and provides manufacturing, development and product support services.

          PRODUCT REVENUES:

          The Company recognizes revenue from sales of products in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition".
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

          Revenues from long-term fixed price contracts are recognized in accordance with Statement of Position No. 81-1, "Accounting for
          Performance of Construction-Type and Certain Production-Type
          Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method in accordance with the "Input Method". The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. As of December
          31, 2007, the provision for estimated losses identified is $ 26.

                                     F - 16

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

                                     F - 17

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     r.   Basic and diluted net loss per share:

          Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of
          Ordinary shares outstanding during each year, plus dilutive potential
          Ordinary shares considered outstanding during the year in accordance with Statement of Financial Accounting Standards No. 128, "Earnings
          Per Share". For the years ended December 31, 2007, 2006 and 2005, all outstanding options, convertible notes and warrants have been excluded from the computation of diluted net loss per share, since their effect is anti-dilutive.

     s.   Recently issued Accounting Standards:

          In September 2006, the Financial Accounting Standards Board ("FASB")
          issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This
          Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No.
          157 are effective for the Company beginning January 1, 2008. The FASB issues a FASB Staff Position (FSP) to defer the effective date of SFAS
          No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The
          Company has not yet determined the effect that the adoption of SFAS
          No. 157 will have on its consolidated financial statements.

          In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS
          No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of SFAS No. 159 are effective for the Company beginning January 1,
          2008. The Company has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

          In December 2007, the FASB issued SFAS No. 141 (revised 2007),
          "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company does not expect the adoption of SFAS 141R will have material impact on its consolidated results of operations and financial condition.

                                     F - 18

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          In December 2007, the FASB issued SFAS No. 160, "Noncontrolling
          Interests in Consolidated Financial Statements, an amendment of ARB
          No. 51". SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently.
          SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The
          Company does not expect the adoption of SFAS No. 160 will have significant impact on its consolidated financial statement.

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

                                                              DECEMBER 31,
                                                         ----------------------
                                                           2007           2006
                                                         -------        -------

          Costs incurred on uncompleted contracts        $ 5,152        $ 6,758
          Estimated earnings (expenses)                      790         (1,612)
                                                         -------        -------

                                                           5,942          5,146
          Less - billings and progress payments            5,241          4,478
                                                         -------        -------

                                                         $   701        $   668
                                                         =======        =======

     b.   Billings in excess of costs and estimated
          earnings on uncompleted contracts:

          Costs incurred on uncompleted contracts        $ 1,040        $ 3,706
          Estimated earnings                                   -          2,005
                                                         -------        -------

                                                           1,040          5,711
          Less - billings and progress payments            1,128          5,996
                                                         -------        -------

                                                         $   (88)       $  (285)
                                                         =======        =======

                                     F - 19

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 4:- INVENTORIES

                                        DECEMBER 31,
                                    --------------------
                                     2007          2006
                                    ------        ------

Raw materials and components        $1,349        $1,852
Work in progress                       767           523
Finished goods                         493            93
                                    ------        ------

                                    $2,609        $2,468
                                    ======        ======

          Write-offs of inventories for the years ended December 31, 2007, 2006 and 2005 amounted to $ 134, $ 29 and $ 342, respectively. The write-offs in 2007, 2006 and 2005 were due to slow-moving items and excess inventories and were presented as cost of revenues.

NOTE 5:- LONG-TERM RECEIVABLES

                                                DECEMBER 31,
                                              ----------------
                                              2007        2006
                                              ----        ----

Loan to former chief executive officer        $705        $705
Loan to a former officer                       278         278
                                              ----        ----

                                              $983        $983
                                              ====        ====

          See also Note 10a.

NOTE 6:- PROPERTY, PLANT AND EQUIPMENT

                                             DECEMBER 31,
                                        ----------------------
                                         2007           2006
                                        -------        -------

Cost:
  Factory building                      $ 1,940        $ 1,940
  Other buildings                         1,042          1,042
  Machinery and equipment                13,332         14,001
  Office furniture and equipment            582            541
  Leasehold improvements                     25             23
                                        -------        -------

                                         16,921         17,547
                                        -------        -------
Accumulated depreciation:
  Factory building                        1,391          1,320
  Other buildings                           359            310
  Machinery and equipment                11,977         12,140
  Office furniture and equipment            426            396
  Leasehold improvements                     23             22
                                        -------        -------

                                         14,176         14,188
                                        -------        -------

Depreciated cost                        $ 2,745        $ 3,359
                                        =======        =======

                                     F - 20

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 6:- PROPERTY, PLANT AND EQUIPMENT (CONT.)

          The Company's factory building in Beit-She'an, Israel is located on land leased from the Israel Lands Administration until 2034.

          Depreciation expense amounted to $ 722, $ 808 and $ 825 for the years ended December 31, 2007, 2006 and 2005, respectively.

          As for charges, see Note 10e.

NOTE 7:- INTANGIBLE ASSETS, NET AND GOODWILL

                                          DECEMBER 31, 2007                               DECEMBER 31, 2006
                          ------------------------------------------------      ------------------------------------
                                        GROSS                                     GROSS
                          USEFUL       CARRYING   ACCUMULATED      AMORTIZED     CARRYING    ACCUMULATED     AMORTIZED
                           LIFE         AMOUNT    AMORTIZATION      BALANCE       AMOUNT    AMORTIZATION      BALANCE
                          ------        ------      --------        ------        ------      --------        ------
                          (YEARS)

Amortized intangible
  assets:
Test System
  Programs Sets           5 - 10        $8,275      $*)7,391        $  884        $8,275      $*)7,135        $1,140
Customer
  relationships             5            1,263           733           530         1,263           497           766
                                        ------      --------        ------        ------      --------        ------

Total                                   $9,538      $  8,124        $1,414        $9,538      $  7,632        $1,906
                                        ======      ========        ======        ======      ========        ======

          *)   Includes impairment charges of $ 19.

          Amortization expense was $ 492, $ 544 and $ 503 for the years ended
          December 31, 2007, 2006 and 2005, respectively. The expected amortization expense over the next 5 years is approximately as follows:

          2008        $  413
          2009           413
          2010           235
          2011           177
          2012           176
                      ------

                      $1,414
                      ======

          The weighted average useful life of the intangible assets is five years. Impairment of TPSs was $ 0, $ 19 and $ 0 for the years ended
          December 31, 2007, 2006 and 2005, respectively and included in cost of revenues. The impairment of $ 19 was recorded in 2006 since the
          Company does not anticipate future revenues on certain specific TPSs.

          In 2007 and 2006, the Company recorded $ 48 and $ 166 of goodwill in respect of additional consideration payable in connection with the acquisition of Vectop relating to royalties due based on actual revenues derived from Vectop projects.

                                     F - 21

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 8:- SHORT-TERM BANK CREDIT AND LOANS

     a.   Short-term bank credit:

                               DECEMBER 31,
                             ----------------
                             2007        2006
                             ----        ----

Bank credit in NIS *)        $333        $238
                             ====        ====

          *)   The interest rate at December 31, 2007 is 8.6% (December 31, 2006
               - 8.85%).

          The revolving line of credit is due in December 2008 and will be renewed on an annual basis.

          As for charges, see Note 10e.

     b.   Long-term loans:

                                                   DECEMBER 31,
                                                 ----------------
                                                 2007        2006
                                                 ----        ----

Loan in NIS (1)                                  $  -        $288
Loan in U.S. dollars (2)                            -         175
Loan in U.S. dollars from shareholder (3)         261           -
                                                 ----        ----

                                                 $261        $463
                                                 ====        ====

Current maturities
  Loan in NIS (1)                                $157        $146
  Loan in U.S. dollars (2)                          -         175
                                                 ----        ----

                                                 $157        $321
                                                 ====        ====

          (1)  The principal of the loan is due in 21 monthly installments from
               March 2007 until November 2008 and the interest is payable monthly from February 2007. The interest rate at December 31,
               2007 is 8.6%.

          (2)  The principal of the loan is due in 15 monthly installments from
               January 2006 until April 2007 and the interest is payable monthly from March 2005. The interest rate for the period ended December
               31, 2007 and as of December 31, 2006 is 5.1%.

          (3)  In July 2007, the Company received a loan from shareholders in the amount of $ 400. The loan bears an annual interest rate of
               8%. The loan is due in one installment in June, 2010. See also
               Note 11(c).

          The Company's line of credit (including loans) is $ 1,466, which all was utilized at December 31, 2007.

                                     F - 22

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 9:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                  DECEMBER 31,
                                                              --------------------
                                                               2007          2006
                                                              ------        ------

Payroll and related accruals                                  $1,112        $  953
Provision for legal proceedings                                  617           561
Accrued royalties                                                911           861
Accrued commissions                                              254           294
Contracts in progress - provision for estimated losses            26           104
Accrued expenses                                                 582           401
Other                                                            164           245
                                                              ------        ------

                                                              $3,666        $3,419
                                                              ======        ======

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

     a.   As of December 31, 2007, the Company was a party to various legal proceedings, including the following:

          1.   In June 1998, the Company's Board accepted the resignation of the
               Company's former CEO. In December 1998, the former CEO commenced legal proceedings against the Company in the Tel-Aviv Labor
               Court, claiming approximately $ 440 in respect of salary,
               severance pay, vacation pay and other fringe benefits. The former
               CEO also claimed that a personal loan that was provided to him by the Company had been forgiven and that the Company has to bear the tax in respect thereof. In August 2000, the Company filed in the same Court a lawsuit against the former CEO in the amount of approximately $ 440 regarding the repayment of the loan provided to him. This claim was joined with the former CEO's claim. In addition, in 2001, the Company filed a claim against a former director claiming that in the event that the former CEO's claim in the Labor Court is accepted by the Court, damages in the amount of $ 250 should be covered by the former director. In
               December 2007 and January 2008 - after completion of the
               testimony - the Tel-Aviv Labor Court heard the parties' oral summations which were followed by written summation in response.
               The court is expected to give its judgment in both of the claims within the next six months.

               In September 1999, the Company filed a lawsuit against the former
               CEO and the former director with the District Court of Tel-Aviv in the amount of $ 1,400 for damages caused to the Company in the purchase of a subsidiary and negligence of management. In May
               2001, the former CEO filed in the Tel-Aviv District Court an additional claim against the Company, of approximately $ 220, for damages allegedly caused to him as a result of attachment imposed on certain of his assets by the Company (an attachment that was subsequently cancelled by the Court).The Company filed in the said Court a counter claim against the former CEO and a former director in the amount of $ 260 for funds that they allegedly transferred from the Company to a third party. All of the claims were joined and transferred to the District Court Central Region.

                                     F - 23

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

     2.   In 1999 and 2000, the former CEO and his son filed a number of complaints against the Company's president and are seeking damages for alleged slander by him in the amount of approximately $ 750. The claim by the former CEO was withdrawn and replaced by a new claim filed in
          2004, for an amount of NIS 1 million (approximately $ 260 at December
          31, 2007) while his son's claim was dismissed and an appeal to the
          Supreme Court was withdrawn. Management believes, based on the advice of its legal counsel, that the Company has a strong defense against the allegations and, accordingly, did not record any provision.

     3.   In 2001, a former employee and officer of the Company filed a claim against the Company with the Tel-Aviv Labor Court claiming approximately $ 520 in respect of severance pay, vacation pay and other fringe benefits. This claim was filed as a counter-claim to a claim filed by the Company in 2000, in the amount of approximately $
          260 in respect of the repayment of a personal loan that was provided to the former employee. In December 2006 a judgment was delivered by the Court, whereby the former-employee's counter-claim was dismissed entirely and the Company's claim was allowed in part. Appeals on this judgment were filed by both of the parties with the National Labor
          Court. In March 2008, a settlement was reached with the
          former-employee, according to which his counter-claim was dismissed and the Companys' claim was allowed almost in its entirety.

     4.   In 2001, a former director filed a claim against the Company, claiming that he is entitled to 200,000 options (after the reverse split) to purchase Ordinary shares of the Company. Management believes, based on the advice of its legal counsel, that the claim does not have any merit and, accordingly, did not record any provision.

     5.   In 2000, a claim was filed by an Israeli firm against the Company, claiming that it served as a broker in an agreement signed by the
          Company and a potential investor and is entitled to commissions (or finder's fee) in the amount of approximately $ 260. The claim was dismissed by the Court, and the plaintiff appealed to the Supreme
          Court. Management believes, based on the advice of its legal counsel, that there is no merit to the appeal.

     6.   In 2005, the former CEO of the Company filed a claim against the
          Chairman of the Company (in respect of which the Chairman is entitled to indemnification) alleging that the Chairman committed fraud and negligent misrepresentation of him. The former CEO claims that, as a result, he was compelled to retire from his position, resulting in a loss of a salary and benefits in the aggregate amount of approximately
          $ 620. Management believes, based on the advice of its legal counsel, that there is no merit to the claim and that the Company has a strong defense against the allegations and, accordingly, did not record any provision.

                                     F - 24

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     7.   In 2006, the former CEO filed a claim against two of the Board members seeking damages in the amount of NIS 0.5 million (approximately $ 130 at December 31, 2007). In essence, this claim is identical to the claim against the Company and against its Chairman, which is described in 6 above. A response has not as yet been submitted on behalf of the defendants, since the issue of the competency of the Court has to be decided first.

     8.   In 2006, the Company filed a suit before an arbitrator seeking to recover $ 445 from Parado Technologies Ltd., formerly known as Vectop
          Ltd. ("Vectop"). Consequently, Vectop filed a counter claim seeking an order that the Company will transfer an amount of $ 181 to a trust account with respect to royalties due to Vectop for 2005 and 2006.

          In accordance with the agreement with Vectop (see Note 1d), Vectop is entitled to receive payments contingent upon sales made by the Company of Vectop's products. According to the agreement, the first $ 200 due to Vectop should have been transferred to a trust account for the purpose of indemnifying the Company for possible future damages.

          In the claim against Vectop, the Company asserts that it is entitled to compensation because of misrepresentations made by Vectop during the negotiations, in connection with five of the products sold by
          Vectop. It is alleged that Vectop breached the agreement, by not providing timely financial statements reconciled to U.S. GAAP. The
          Company asserts that it has a right of off-set against payments due to
          Vectop under the agreement.

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

     9.   The Company is involved periodically in various legal claims in the ordinary course of business, including claims by agents and others for commissions, royalties and others. The Company has provided an amount which it believes is sufficient to cover damages, if any that may result from these claims. The Company's management, based on the advice of its legal counsel, believes that such claims will not have a material adverse effect on the financial position or results of operations of the Company.

                                     F - 25

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     b.   The Company's research and development efforts have been partially financed through royalty-bearing programs sponsored by the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor
          ("OCS"). In return for the OCS's participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the
          OCS, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $ 883 as of
          December 31, 2007. The total amount of royalties charged to operations for the years ended December 31, 2007, 2006 and 2005 was approximately
          $ 10, $ 17 and $ 27, respectively.

     c.   Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and
          Development Fund ("BIRD") Foundation. The Company is committed to pay royalties to the BIRD Foundation at a rate of 5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The
          Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $ 2,064 as of December 31, 2007. The total amount of royalties charged to operations for the years ended
          December 31, 2007, 2006 and 2005 was approximately $ 7, $ 14 and $ 12, respectively.

     d.   The Company's offices in Netanya are rented under a non-cancelable operating lease expiring January 31, 2010. In addition, the Company's motor vehicles are rented under operating leases. Annual minimum future rental commitments under these leases, at exchange rates in effect on December 31, 2007, are approximately as follows:

          2008        $350
          2009         344
          2010         126
                      ----

                      $820
                      ====

          Lease expense for the years ended December 31, 2007, 2006 and 2005 was
          $ 619, $ 656 and $ 476, respectively.

     e.   Floating charges have been recorded on all of the Company's assets and specific charges have been recorded on certain assets in respect of the Company's liabilities to its banks and other creditors.

     f.   The Company provides bank guarantees to its customers and others in the ordinary course of business. The guarantees which are provided to customers are to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers and others as of
          December 31, 2007 is approximately $ 816.

                                     F - 26

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

          The consideration was allocated based on the relative fair values of the Ordinary shares, notes, additional investment rights and warrants in accordance with APB No. 14, "Accounting for Convertible Debt and
          Debt Issued with Stock Purchase Warrants" ("APB No. 14"). The convertible notes bear interest at a rate of six-month LIBOR plus 2.5%
          in quarterly installments. The principal was repaid in July 2007, see also (Note 11(c)) below. In connection with the issuance of the notes, additional investment rights and warrants, $ 180 was recorded as a beneficial conversion feature in accordance with EITF 98-5,
          "Accounting for Convertible Securities with Beneficial Conversion
          Features or Contingently Adjustable Conversion Ratios" ("EITF 98-5").

          The total amount of the deemed discount on the notes as a result of the allocated proceeds attributable to the warrants, additional investment rights and the beneficial conversion feature amounting to $
          760, was amortized over the term of the notes using the interest method. The fair value of the warrants and additional investment rights was based on a valuation prepared using the
          Black-Scholes-Merton option-pricing model, assuming a risk free interest of 2.64% and 3.69%, respectively, a volatility factor of 0.67 and 0.68, respectively, dividend yield of 0% and contractual life of two years and five years, respectively. In addition, the valuation considered that the warrants and additional investment rights were restricted for the first six months, the warrants were not traded on the market at any time, and the underlying asset had a low marketability. The valuation result was judged to be reasonable by comparison to benchmarks in similar circumstances. The Company's management is responsible for the valuation.

                                     F - 27

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
          method.

     b.   Stock option plans:

          In 1996, 1999 and 2003, the Company's Board approved the adoption of
          Employee Stock Option Plans ("the Plans"), which authorized the grant of options to purchase up to an aggregate of 80,000, 346,667 and
          1,166,667 Ordinary shares (in 2006 the Company's Board approved an increase in the 2003 plan by an additional 500,000 options), respectively, to officers, directors, consultants and key employees of the Company and its subsidiary. Options granted under the Plans expire within a maximum of ten years from adoption of the plan. One third of the options granted under the Company's Plans vest immediately on the grant date and the remaining two third vests ratably over two years.
          Compensation expense is recognized by the straight-line method.

          The exercise price of an option granted to an employee may not be less than 60% of the fair market value of the Ordinary shares on the date of grant of the option. The exercise price of an option granted to a non-employee director or consultant may not be less than 80% of the fair market value of the Ordinary shares on the date of grant of the option. Any options that are cancelled or forfeited before expiration become available for future grants. At December 31, 2007, 114,966 options were available for grant under the Plans described above. Upon exercise of options by employees, the Company satisfies the requirements by issuing newly issued shares.

          Transactions related to the above Plans (including warrants to directors) during the year ended December 31, 2007 were as follows:

                                             YEAR ENDED DECEMBER 31, 2007
                                   --------------------------------------------------
                                                               WEIGHTED
                                                               AVERAGE
                                                   WEIGHTED   REMAINING
                                                   AVERAGE   CONTRACTUAL  AGGREGATE
                                    AMOUNT OF      EXERCISE      TERM     INTRINSIC
                                     OPTIONS        PRICE     (IN YEARS)    VALUE
                                   ----------    ----------   ----------  ----------

Options outstanding at              1,057,467    $     3.31         4.85
  beginning of year
Granted                                83,333    $     2.91         5.08
Forfeited                             (31,867)   $     3.11         4.80
                                   ----------

Options outstanding at end
  of year                           1,108,933    $     3.28         4.87  $        -
                                   ==========    ==========   ==========  ==========

Vested and expected to
  vest at December 31, 2007         1,056,572    $     3.33         4.86  $        -
                                   ==========    ==========   ==========  ==========

Exercisable options at end
  of year                             945,322    $     3.42         4.84  $        -
                                   ==========    ==========   ==========  ==========

                                     F - 28

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- SHAREHOLDERS' EQUITY (CONT.)

          Share based compensation for the year ended December 31, 2007 and 2006 was $175 and $ 221, respectively. No share-based employee compensation expense was recorded for the year ended December 31, 2005 under APB
          25.

          The weighted-average grant-date fair value of options granted during the years ended December 31, 2007, 2006 and 2005 was $ 2.91, $ 0.34 and $ 0.55, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the
          Company's closing stock price on December 31, 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. Total intrinsic value of options exercised for the years ended December 31, 2006 and 2005 was $
          13 and $ 98, respectively. As of December 31, 2007, there was $ 79 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of two years.

     c.   Warrants:

          As of December 31, 2007, warrants to purchase 3,020,698 Ordinary shares were outstanding.

          On December 10, 2007, in connection with a convertible note in the amount of $ 3,000 issued to a shareholder, the Company issued warrants to purchase up to an aggregate of 1,578,947 Ordinary shares at an exercise price of $ 2.38 per share for a term of five years. The convertible notes bear an interest at a rate of six-month LIBOR plus
          3.5%. The principal is due in December 2010 and the interest is payable in quarterly installments until December 2010. The notes are convertible to Ordinary shares at a conversion price of 2.09 per share.

          The consideration was allocated based on the relative fair values of the convertible loan and warrants in accordance with APB No. 14. In connection with the issuance of the convertible note, $ 568 was recorded as a beneficial conversion feature in accordance with EITF
          98-5. The total amount of the deemed discount on the convertible note as a result of the allocated proceeds attributable to the warrants and the beneficial conversion feature amounting to $ 1,410, was amortized over the term of the note using the interest method. The fair value of the warrants was based on the Black-Scholes-Merton option-pricing model, assuming a risk free interest of 3.49%, a volatility factor of
          47%, dividend yield of 0% and contractual life of five years.

          In July 2007, the Company received a loan in the amount of $ 400 from certain shareholders, See also Note 8(b). These shareholders had warrants to purchase 762,585 Ordinary shares which expired on the same date of the issuance of the loan. In connection with the issuance of the loan the warrants to purchase 606,803 Ordinary shares were extended for a term of three years and repriced to an exercise price of $ 1.88 per share. Warrants to purchase the remaining 155,782
          Ordinary shares were extended for an additional three years. The extended and repriced warrants were accounted for as modification accounting in accordance with FASB 123(R).

                                     F - 29

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- SHAREHOLDERS' EQUITY (CONT.)

          The consideration was allocated based on the relative fair values of the loan and warrants (extended and repriced) in accordance with APB
          No. 14. The fair value of the warrants was based on the
          Black-Scholes-Merton option-pricing model, assuming a risk free interest of 5%, a volatility factor of 43%, dividend yield of 0% and contractual life of three years.

          The total amount of the deemed discount on the loan of $ 158, is amortized over the term of the loan using the interest method.

          Subsequent to balance sheet date, the Company repaid $ 300 of the loan to the shareholders in consideration for 152,765 Ordinary shares.

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

          In April 2005, in connection with the issuance of Ordinary shares described in a. above, the Company granted the purchasers of the
          Ordinary shares, warrants to purchase up to an aggregate of 625,000
          Ordinary shares at $ 6.30 per share, which expire on the later of (i)
          24 months from the date of the grant, and (ii) 24 months from the date of the shareholder approval, ratifying the issuance of the Ordinary shares and the warrants under the Securities Purchase Agreement to the selling shareholders and authorizing the increase of the Company's authorized Ordinary shares from 15,000,000 Ordinary shares to no less than 15,833,333 Ordinary shares.

     d.   According to registration rights agreements with various security holders listed under registration statements filed in connection with private placements for issuance of shares, convertible notes and warrants issued, should the Company fail to maintain and file the effectiveness of those registration statements for the periods stated
          in the respective agreements, the Company risks having imposed on it unlimited liquidated damages as defined in those agreements.

          In accordance with EITF 00-19, the warrants are classified as permanent equity. If at any time payment of liquidated damages becomes probable, the Company will recognize a liability, and a charge to expense, for the probable damages in accordance with SFAS No. 5,
          "Accounting for Contingencies".

                                     F - 30

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
          2009 - 26%, 2010 and thereafter - 25%.

     d.   As of December 31, 2007, the net operating tax loss carryforward relating to the Company in Israel amounted to approximately $ 62,690, including a carryforward capital loss amounting to approximately $
          3,688. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

          As the Company believes that it is more likely than not that the tax assets in respect of these carryforward losses amounting to approximately $ 16,926 will not be utilized, the Company recorded a valuation allowance for the entire balance of the deferred tax asset relating to the carryforward losses.

     e.   The main reconciling items between the statutory tax rate of the
          Company and the effective tax rate is the valuation allowance recorded in respect of the tax assets relating to net operating loss carryforwards and other temporary differences due to the uncertainty of the realization of such tax assets.

     f.   Income (loss) before income taxes:

                        YEAR ENDED DECEMBER 31,
                ---------------------------------------
                  2007            2006            2005
                -------         -------         -------

Domestic        $(1,386)        $(2,085)        $(2,254)
Foreign             308              85             (75)
                -------         -------         -------

                $(1,078)        $(2,000)        $(2,329)
                =======         =======         =======

                                     F - 31

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- FINANCIAL EXPENSES, NET

                                                               YEAR ENDED DECEMBER 31,
                                                           -------------------------------
                                                             2007        2006        2005
                                                           -------     -------     -------

Income:
   Foreign currency exchange differences                   $    26     $    96     $   164
   Interest on cash equivalents and restricted cash            105          56          20
                                                           -------     -------     -------

                                                               131         152         184
                                                           -------     -------     -------
Expenses:
   Interest on convertible note                                116         231         181
   Amortization expense on convertible note and
     deferred expenses                                         193         323         234
   Foreign currency exchange differences                       207         240         156
   Interest on loans and other credit balances                 192          35          68
   Bank commissions                                             52          98         100
   Others                                                        -           -          69
                                                           -------     -------     -------

                                                               760         927         808
                                                           -------     -------     -------

                                                           $   629     $   775     $   624
                                                           =======     =======     =======

NOTE 14:- RELATED PARTY TRANSACTIONS

     There were no related party balances as of December 31, 2006, and no related party transactions for the years ended December 31, 2006 and 2005.
     For the year ended December 31, 2007 the Company recognized revenues in the amount of $ 870 from a related party (a company controlled by the major shareholder).

     See also Note 11(c) for transactions with Company's shareholders.

                                     F - 32

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

                             YEAR ENDED DECEMBER 31,
                     -------------------------------------
                       2007           2006          2005
                     -------        -------        -------

North America        $ 3,403        $ 4,666        $ 5,096
Europe                 1,792            792            586
Israel                 5,479          4,265          5,546
Others                 3,347          3,314          2,193
                     -------        -------        -------

Total                $14,021        $13,037        $13,421
                     =======        =======        =======

     c.   Major customers:

          Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues are as follows:

                    YEAR ENDED DECEMBER 31,
                  ---------------------------
                    2007      2006      2005
                  -------   -------   -------
                               %
                  ---------------------------

Customer A             *)        *)        12
Customer B             17        20        14
Customer C             17        38        21
Customer D             *)        *)        12
Customer E             10        *)        *)
Customer F             14        *)        *)

          *)   Less than 10%.

     d.   Long-lived assets by geographic areas:

                   DECEMBER 31,
              --------------------
               2007          2006
              ------        ------

Israel        $3,207        $4,518
China          1,166           926
              ------        ------

              $4,373        $5,444
              ======        ======

                                     F - 33

                               S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                RADA ELECTRONIC INDUSTRIES LTD.

                                                By: /s/ Zvika Alon
                                                ------------------
                                                Zvika Alon
                                                Chief Executive Officer

Dated: March 27, 2008

                                       62