Form 20-F/A
period 2007-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2008-04-07
CIK 761238

SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 20-F/A

                                 Amendment No. 1

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

                               Yes [_]     No [X]

This Report on Form 20-F/A is incorporated by reference into our Form F-3 Registration Statements File Nos. 333-117954, 333-115598 and 333-12074, and our Form S-8 Registration Statements File Nos. 333-111437 and 333-12844.

                                EXPLANATORY NOTE

     This Amendment No. 1 on Form 20-F/A is being filed solely to amend Item 6. and Item 7. of RADA Electronic Industries Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, which was filed on March 28, 2008.

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

                                TABLE OF CONTENTS

                                                                        PAGE NO.
                                                                        --------

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                           1
         A. Directors and Senior Management                                   1
         B. Compensation                                                      3
         C. Board Practices                                                   3
         D. Employees                                                        10
         E. Share Ownership                                                  10
ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                   13
         A. Major Shareholders                                               13
         B. Related Party Transactions                                       14
         C. Interests of Experts and Counsel                                 14
ITEM 19. EXHIBITS                                                            14
S I G N A T U R E S                                                          16

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

     YUVAL DAN-GUR has served as our vice president engineering since July 2007. Prior to that and since October 2005, Mr. Dan-Gur served as our director of programs. Prior to his employment with Rada, from July 1998 until September 2005, Mr. Dan-Gur was in management of complex, inter-disciplinary projects using leading technologies for the Israeli MOD. Prior to that, from January 1996 until June 1998 Mr. Dan-Gur served as the head of the headquarters of the planning unit for operations of the Israeli's Navy Dockyards. Mr. Dan-Gur holds B.S.C in Electrical Engineering and M.S.C in Industrial and Management Engineering by the Technion and a PhD in Information Systems from Haifa University.

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

E.   SHARE OWNERSHIP

BENEFICIAL OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information as of April 7, 2008 regarding the beneficial ownership by each of our directors and executive officers:

                                                 NUMBER OF
                                              ORDINARY SHARES
                                                BENEFICIALLY    PERCENTAGE OF
NAME                                              OWNED (1)      OWNERSHIP(2)
----                                              ---------      ------------

Herzle Bodinger (3)(4)                             148,611          1.7%
Zvi Alon (3)(5)                                     77,777            *
Shiri Lazarovich (3)(6)                             14,222            *
Dov Sella (3)(5)                                    77,777            *
Yuval Dan-Gur (3)(7)                                31,111            *
Oleg Kiperman (3)(8)                                48,778            *
Adrian Berg (8)(10)                                 85,533          1.0%
Roy Kui Chuen Chan (11)(12)                         58,867            *
Ben Zion Gruber (3)(13)                             50,681            *
Michael Letchinger (14)                                 --           --
Nurit Mor (3)                                           --           --
Eli Akavia (3)                                          --           --
All directors and executive officers as a
    group (12 persons)(14)                         593,357          6.8%

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

(2) The percentages shown are based on 8,858,553 ordinary shares issued and outstanding as of April 7, 2008.

(3) The business addresses of Messrs. Bodinger, Alon, Sella, Dan-Gur, Kiperman, Gruber and Akavia and Ms. Mor and Ms. Lazarovich is c/o RADA Electronic Industries Ltd., 7 Giborei Israel Street, Netanya, Israel.

(4) All such ordinary shares are subject to currently exercisable options granted under our 2003 stock option plan. 100,0000 options have an exercise price of $4.02 per share and 48,611options have an exercise price of $3.87 per share. The options expire in January 2013.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     Mr. Howard Yeung is the beneficial holder of 46% of our outstanding shares. In addition, Mr. Yeung currently holds 1,435,407 ordinary shares issuable upon conversion of convertible notes and 1,578,947 ordinary shares issuable upon the exercise of currently exercisable warrants . Accordingly, Mr. Howard Yeung may be deemed to control our company.

     The following table sets forth certain information as of April 7, 2008, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

                                   NUMBER OF
                                 ORDINARY SHARES             PERCENTAGE OF
NAME                           BENEFICIALLY OWNED(1)          OWNERSHIP(2)
----                           ---------------------          ------------

Howard P.L. Yeung (3)(4)(5)         7,061,872                    59.5%

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

(2) The percentages shown are based on 8,858,553 ordinary shares outstanding as of April 7, 2008.

(3) Of the 7,061,872 ordinary shares, 450,029 shares are held by Horsham Enterprises Ltd., a corporation incorporated in the British Virgin Islands. Messrs. Howard P.L. Yeung and his brother Kenneth Yeung are the beneficial owners, in equal shares, of Horsham Enterprises Ltd. Accordingly, Messrs. Yeung may be deemed to be the beneficial owners of the ordinary shares held by Horsham Enterprises Ltd.

(4) Includes 1,435,407 ordinary shares issuable upon conversion of convertible notes and 1,578,947 ordinary shares issuable upon the exercise of currently exercisable warrants.

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

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 19. EXHIBITS

     INDEX TO EXHIBITS

EXHIBIT   DESCRIPTION
-------   -----------

   1.1    Memorandum of Association of the Registrant*

   1.2    Articles of Association of the Registrant*

   2.1    Specimen of Share Certificate*

   4.3    1999 Employee Stock Option Plan, as amended*

   4.4    2003 Employee Stock Option Plan, as amended**

   4.8 Memorandum of Agreement dated June 23 2003 between the Registrant and Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M.**

   8      List of Subsidiaries of the Registrant***

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

     *** Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

                               S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                            RADA ELECTRONIC INDUSTRIES LTD.


                                            By: /s/ Zvika Alon
                                            -------------------
                                            Zvika Alon
                                            Chief Executive Officer


Dated: April 7, 2008