Form 20-F
period 2008-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2009-04-01
CIK 761238

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________________

Commission file number: 0-15375
RADA ELECTRONIC INDUSTRIES LTD.
(Exact Name of Registrant as Specified in Its Charter
and Translation of Registrant’s Name Into English)

Israel
(Jurisdiction of Incorporation or Organization)
7 Giborei Israel Street, Netanya 42504, Israel
(Address of Principal Executive Offices)

Shiri Lazarovich, CFO, +972 9 892 1122 [phone], + 972 9 885 5885 [fax]
7 Giborei Israel Street, Netanya 42504, Israel
(Name, telephone, facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares, NIS 0.015 Par Value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.015 per share…8,858,553
(As of December 31, 2008)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐          No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐          No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐          Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐          No ☒

This Report on Form 20-F is incorporated by reference into our Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954, and 333-150197, and our Form S-8 Registration Statements File Nos. 333-111437 and 333-12844.

INTRODUCTION

          We are an Israel based defense electronics contractor. The Company specializes in the development, manufacture and sale of Data Recording and Management Systems (Digital Video & data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems, Avionics Solutions (Trainer Aircraft Upgrades, Stores Management Systems, Interface Computers) and Avionics for UAVs.

          Our shares are traded on the NASDAQ Capital Market, under the symbol “RADA.” As used in this annual report, the terms “we,” “us” and “our” mean RADA Electronic Industries Ltd. and its subsidiaries, unless otherwise indicated.

          We currently use CATS™, ACE™, FACE™ and VDS® as trade names. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

          Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

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

          Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Such forward-looking statements are also included in Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects.”Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

          We derived the following consolidated statements of operations data for the years ended December 31, 2006, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 from our audited consolidated financial statements included elsewhere in this annual report. We derived the consolidated statements of operations data for the years ended December 31, 2004 and 2005, and the consolidated balance sheet data as of December 31, 2004, 2005 and 2006 from our audited consolidated financial statements that are not included in this annual report. All share and per share amounts have been restated for all prior periods to reflect a one share for three shares reverse stock split that was effective February 14, 2007.

	Year Ended December 31,

	2004	2005	2006	2007	2008

	(U.S. dollars in thousands, except share and per share data)

Revenues	$14,160	$13,421	$13,037	$14,021	$17,881
Cost of revenues	10,287	12,082	10,999	10,681	13,686

Gross profit	3,873	1,339	2,038	3,340	4,195
Research and development expenses	–	–	181	324	686
Marketing and selling	738	1,155	1,316	1,213	1,496
General and administrative expenses	2,093	1,906	1,749	2,190	1,903
Operating income (loss)	1,042	(1,722)	(1,208)	(387)	110
Financial income (expense), net	(248)	(624)	(775)	(629)	(668)
Minority interest in losses (gains) of subsidiary	28	17	(17)	(62)	(18)
Net income (loss)	$822	$(2,329)	$(2,000)	$(1,078)	$(576)

Basic net income (loss) per share	$0.12	$(0.31)	$(0.23)	$(0.12)	$(0.07)

Diluted net income (loss) per share	$0.09	$(0.31)	$(0.23)	$(0.12)	$(0.07)

Weighted average number of shares used to compute basic net income (loss) per share	6,458	7,504	8,702	8,706	8,855

Weighted average number of shares used to compute diluted net income (loss) per share	7,895	7,504	8,702	8,706	8,855

	As of December 31,

	2004	2005	2006	2007	2008

	(U.S. dollars in thousands)

BALANCE SHEET DATA:
Working capital	$2,265	$3,575	$510	$4,058	$5,582
Total assets	18,297	18,890	17,455	15,368	18,494
Short-term credits and current maturities of Long-term loans	14	877	559	490	162
Long-term debt, net of current maturities	–	–	142	261	1,546
Convertible note - long terms	2,346	2,560	2,858	1,622	1,980
Shareholders’ equity	7,232	7,735	6,074	6,725	6,996

B.	Capitalization and Indebtedness

          Not applicable.

C.	Reasons for the Offer and Use of Proceeds

          Not applicable.

D.	Risk Factors

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

          In the year ended December 31, 2008 we recorded a net loss of $576,000 and we have incurred losses in four out of the last five years. As of December 31, 2008 our accumulated deficit was $62.9 million. We may not be able to achieve or sustain profitability in the future.

We may need to raise additional capital in the future, which may not be available to us.

          Our working capital requirements and the cash flow from our operating activities are likely to vary greatly from quarter to quarter, depending on the timing of orders and deliveries, the build-up of inventories, and the payment terms offered to our customers. As a consequence of our significant losses, we incurred significant bank debt and sold equity and debt securities in private placements in the years 1997 through 2008. We may need to raise additional funds for a number of uses, including:

•	Working capital and operating activities;

•	Implementing marketing and sales activities for our products;

•	Maintaining and expanding research and development programs;

•	Hiring additional qualified personnel; and

•	Supporting an increased level of operations.

          We may not be able to obtain additional funds on favorable terms. If we cannot raise needed funds on favorable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

•	Develop new products;

•	Enhance our existing products;

•	Remain current with evolving industry standards;

•	Fulfill our contractual obligations;

•	Take advantage of future opportunities;

•	Respond to competitive pressures or unanticipated requirements; or

•	Retain our listing on the NASDAQ Capital Market.

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

We may not be able to implement our growth strategy which could adversely affect our business, financial condition and results of operations.

          In line with our growth strategy, we have entered into teaming agreements and other co-operation agreements with General Electric Aviation Systems (formerly Smiths Aerospace Electronic Systems) or GE Aviation to increase our penetration into the aviation market. We are currently investing and intend to continue to invest significant resources to develop this relationship. Should our relationship fail to materialize into significant agreements or should we fail to work efficiently with such party, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

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

Recent worldwide credit market turmoil may adversely affect our customers, which directly impacts our business and results of operations.

          Our operations and performance depend on our customers, including those from the governmental sector, having adequate resources to purchase our products and services. The unprecedented turmoil in the credit markets and the global economic downturn generally adversely impact our customers and potential customers. These economic conditions have continued to deteriorate despite government intervention globally, and may remain volatile and uncertain for the foreseeable future. Customers have altered and may continue to alter their purchasing activities in response to lack of credit, economic uncertainty and concern about the stability of markets in general, and have reduced or delayed purchases of our products and services or other sales activities that affect purchases of our products and services. If we are unable to adequately respond to changes in demand resulting from deteriorating economic conditions, our financial condition and operating results may be materially adversely affected.

Competition in the market for defense electronics is intense. Our products may not achieve market acceptance which could adversely affect our business, financial condition and results of operations.

          The market for our products is highly competitive, and we may not be able to compete effectively in our market. Our principal competitors in the defense electronics market are GE, Rockwell Collins, Honeywell, Elbit Systems, Israel Aircraft Industries Ltd., Goodrich (thru the acquisition of TEAC Aerospace), the Zodiac group (thru the acquisition of Enertec), Astronautics C.A., AITech Defense Systems, and others. We expect to continue to face competition from these and other competitors. Most of our competitors are far larger, have substantially greater resources including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we have. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

Our initiative of providing manufacturing services may not succeed, and as a result, we may be unable to achieve profitability in our Beit-She’an production facility and may be forced to shut down its operations.

          In June 2000, we began to provide manufacturing services to original equipment manufacturers in Israel and the United States, using the manufacturing capabilities of our Beit-She’an plant. The market for our manufacturing services is highly competitive and we may not be able to compete effectively in this market. The cost of labor and the efficiency of the production equipment and production processes are crucial to our success in this market. Consequently, should we fail to maintain low labor costs, enhance our production equipment and develop new and more efficient production methods, we may have to shut down the operations of our Beit-She’an plant, which may harm our competitiveness and could adversely affect our business, results of operations and financial condition.

Reduction in defense budgets worldwide may cause a reduction in our revenues, which would adversely affect our business, operating results and financial condition.

          The vast majority of our revenues is derived from the sale of products with military applications. These revenues, on a consolidated basis, totaled approximately $15.3 million or 86% of revenues in 2008, $11.6 million, or 83% of revenues in 2007 and$11.6 million, or 89 % of revenues in 2006. The defense budgets of a number of countries may be reduced in the future. Declines in defense budgets may result in reduced demand for our products and manufacturing services. This would result in reduction in our core business’ revenues and adversely affect our business, results of operations and financial condition.

Sales of our products are subject to governmental procurement procedures and practices; termination, reduction or modification of contracts with our customers, and especially with the Government of Israel, or a substantial decrease in our customers’ budgets may adversely affect our business, operating results and financial condition.

          Our products are sold primarily to government agencies and authorities and government-owned companies, many of which have complex and time-consuming procurement procedures. A long period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular customer. In addition, our sales to government agencies, authorities and companies are directly affected by these customers’ budgetary constraints and the priority given in their budgets to the procurement of our products.

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

          Under Israeli law, the export of our products and know-how is subject to approval by the Israeli Ministry of Defense. To initiate sales proposals with regard to exports of our products and know-how and to export such products or know-how, we must obtain permits from the Ministry of Defense. We may not be able to receive in a timely manner all the required permits for which we may apply in the future.

          Similarly, under foreign laws the export of certain military products, technical designs and spare parts require the prior approval of, or export license from, such foreign governments. In order to maintain our third party production, certain co-development activities and procurements required for the performance of certain contracts, we must receive detailed technical designs, products or products’ parts samples from our strategic partners or suppliers. We may not be able to receive all the required permits and/or licenses in a timely manner. Consequently, our revenues may decrease and we may fail to implement our growth strategy.

We depend on sales to key customers and the loss of one or more of our key customers would result in a loss of a significant amount of our revenues, which would adversely affect our business, financial condition and results of operations.

          A significant portion of our revenues is derived from a small number of customers. Our major customers during the three years ended December 31, 2008 were as follows:

	Percentage of Revenues

	2006	2007	2008

GE Aviation	38%	17%	16%
Israeli Ministry of Defense	5%	5%	15%
Israel Aerospace Industries	20%	17%	11%
RAFAEL Advanced Defense Systems	2%	10%	9%
Hindustan Aeronautics Ltd	10%	14%	29%

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

          The defense electronics market in which we compete is subject to technological changes, introduction of new products, change in customer demands and evolving industry standards. Our future success will depend upon our ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new technologies and by developing and introducing enhancements to our current products and new products. We may not be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements. In addition, we may experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements and such enhancements may not adequately meet the requirements of the market and may not achieve any significant degrees of market acceptance. If release dates of our new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition would be materially adversely affected.

We may encounter difficulties with our international operations and sales.

          Exports accounted for 55% of our sales in 2008, 61% of our sales in 2007 and 67% of our sales in 2006. This subjects us to many risks inherent in engaging in export international business, including:

•	Limitations and disruptions resulting from the imposition of government controls;

•	Changes in regulatory requirements;

•	Export license requirements;

•	Economic or political instability;

•	Trade restrictions;

•	Changes in tariffs;

•	Currency fluctuations;

•	Longer receivable collection periods and greater difficulty in accounts receivable collection;

•	Greater difficulty in safeguarding intellectual property;

•	Difficulties in managing overseas subsidiaries and international operations; and

•	Potential adverse tax consequences.

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

We are dependent on our senior management and key personnel, in particular Herzle Bodinger, the chairman of our Board of Directors, and our president, and Mr. Zvi Alon our chief executive officer, whose loss could adversely affect our business.

          Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are dependent on the services of Herzle Bodinger, the chairman of our Board of Directors and our president, and Mr. Zvi Alon our chief executive officer. Any loss of their services other members of senior management or other key personnel could negatively and materially affect our business.

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

          Beijing Huarui Aircraft Components Maintenance and Services Co., Ltd. or CACS, our Chinese subsidiary, conducts its business in an approximately 16,000 square foot facility in Beijing that includes offices and test and repair facilities. The land for this facility was leased by Beijing Tianzu Forestry Company or Tianzu, the minority shareholder in CACS, from the Chinese government for 30 years. Under a joint venture agreement, and in consideration for its equity investment in CACS, Tianzu granted CACS usage rights in the land, constructed the buildings and granted CACS the ownership of these buildings. However, the transfer of the title to the land and the buildings has not been completed. Although Tianzu is legally obligated to complete such transfer of title to the land and the buildings, such transfer may not be completed and we may be required to initiate litigation in order to enforce our rights to receive title to the land and buildings. We have reached an understanding with our Chinese partner pursuant to which the Chinese partner will surrender its shares in CACS in consideration for retaining title to the land and the building. The agreement between the parties has not been finalized yet and it is subject to approval from the various Chinese regulatory authorities and other legal procedures.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting, which started in connection with this Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. To comply with this statute, we will be required to document and test our internal control procedures, and our management will be required to assess and issue a report concerning our internal controls over financial reporting. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are relatively new and complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares may suffer.

Risk Factors Related to Our Ordinary Shares

Our share price has been volatile in the past and may decline in the future.

          Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•	Quarterly variations in our operating results;

•	Operating results that vary from the expectations of securities analysts and investors;

•	Changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	Announcements of technological innovations or new products by us or our competitors;

•	Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Changes in the status of our intellectual property rights;

•	Announcements by third parties of significant claims or proceedings against us;

•	Additions or departures of key personnel;

•	Future sales of our ordinary shares;

•	Delisting of our shares from the NASDAQ Capital Market; and

•	Stock market price and volume fluctuations.

          Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

          In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources both of which could have a material adverse effect on our business and results of operations.

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

          Our shares have traded on the Nasdaq Stock Market since 1985 and on the Nasdaq Capital Market since June 10, 2002. During the last twelve months, we have from time to time not been in compliance with Nasdaq’s continued listing requirement that the share price of our ordinary shares exceed $1.00. While we met this requirement as of December 31, 2008 and March, 2009, we cannot assure you that our share price will continue to be greater than $1.00 per share or that we will be able to satisfy the other listing maintenance requirements. Should we fail to satisfy such requirements, our ordinary shares may be delisted from the Nasdaq Capital Market and transferred to the OTC Bulletin Board.

          The Securities and Exchange Commission has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than $5.00 per share, subject to certain exemptions. If we were delisted from the Nasdaq Capital Market we would lose our exemption. As a Penny Stock, our ordinary shares may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended (“Exchange Act”), or the Penny Stock Rule. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

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

          We are incorporated under the laws of the State of Israel, and our principal executive offices and manufacturing and research and development facilities are located in Israel. Political, economic and security conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2008. In December of 2008 the IDF has operated in Gaza strip in response to continuing attacks over the Southern settlements of Israel by Hamas activists. The operation has ended in the beginning of 2009, however, the cease fire has not entered into effect to this time. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

          Many of our employees in Israel are obligated to perform annual military reserve duty and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

Fluctuations in the exchange rate between the U.S. dollar and foreign currencies may affect our operating results.

          A significant portion of the cost of our operations, mainly personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in U.S. dollars may increase. NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and share price.

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

          Because we are an Israeli company, the rights and responsibilities of our shareholders are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in a typical U.S. corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revisions in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

          As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on The NASDAQ Capital Market, we may follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

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

          We develop, manufacture and sell defense electronics (solid-state recorders, computers, inertial navigation systems, and alike) and their supporting ground systems (automated testers, data debriefing stations). We also provide test and repair services using our CATS™ testers and test program sets for commercial aviation electronic systems through our Chinese subsidiary. Our U.S.-based subsidiaries have been inactive since January 1, 2002.

          In April 1985, we completed our initial public offering. Our ordinary shares are traded on the NASDAQ National Market from our initial public offering in 1985 until June 10, 2002 when the listing of our ordinary shares was transferred to the NASDAQ Capital Market. We are listed under the symbol “RADA.”

          In February 2005, we purchased certain assets and assumed certain liabilities related to the operations of Vectop, an Israeli company specializing in the design, development, marketing and sale of electro-optic equipment and debriefing systems. Such assets included the know-how, intellectual property and patents that were used by, or connected to Vectop’s business, as well as full access to customer lists related to the products acquired.

          Our capital expenditures for the years ended December 31, 2006, 2007 and 2008 were approximately $236,000, $353,000 and $498,000, respectively. These expenditures were principally for machinery equipment and office furniture and equipment.

B.	Business Overview

Industry Overview

          Our activity is focused on the defense electronics market. This market has been growing in recent years and is currently a large part of the defense business reflects two contradictory trends, the proliferation of defense electronics on one hand, which has been offset by the significant reduction in the price of electronic systems and is reducing the dollar value of the market. Today, new military vehicles of all kinds are equipped with significantly more electronic systems than they used to carry in the past. The increasing usage of advanced electronics in modern vehicles, including upgrades of existing technology and the growing use of unmanned vehicles of all kinds, have provided significant growth to the market.

          Advanced defense electronics systems of today, typically try to incorporate components that are derived from the industrial or the consumer electronics markets, especially from the telecom markets. Most of the defense electronics systems are built with commercial components and even sub-systems, a fact that reduces the overall price, and at the same time generates complex obsolescence issues.

          Customers of defense electronics products are either governments or major integrators. Engagement in business relationships with these customers is complex, has a long sales cycle and requires long term commitments for future support of delivered hardware. Production batches of such products are usually small.

          Suppliers of defense electronic systems are either providers of sub-systems to major integrators or providers of integrated systems to the industry or to the armed forces. These companies are typically very large and have diversified product offerings.

          New products in the defense electronic market are usually developed utilizing internal and customer research and development funds, and are tailored to specific customer needs. In many cases, the customer who pays for the design and adaptation, limits the use of intellectual property that was funded by it for other applications, due to either financial or security reasons.

Products and Services

          We primarily provide integrated solutions. Our aim is to provide not only state-of-the-art products but also comprehensive end-to-end solutions for one or more systems.

          Our current product lines are:

•	Data Recording & Management

•	Inertial Navigation Systems

•	Unmanned Aerial Vehicle (UAV) Avionics

•	Avionics Solutions

          In addition, we continue to sell and support our legacy products and services, as follows:

•	Commercial aviation test stations - CATS™

•	Test and repair services through our China based subsidiary using our CATS™ testers and test programs.

          Based on our accumulated experience in ruggedized data storage and management for the military market, we began in 2007 to develop a new and revolutionary information disaster recovery solution for the commercial market. Disaster recovery is the process of regaining access to the data, hardware and software necessary to resume critical business operations after a natural or human-induced disaster. A disaster recovery plan, or DRP, is part of a larger process known as business continuity planning, or BCP. Disaster recovery is becoming an increasingly important aspect of enterprise computing. As devices, systems, and networks become ever more complex, there are simply more things that can go wrong. As a consequence, recovery plans have also become more complex. Interruption of service or loss of data can have serious financial impact on current enterprises, whether directly or through loss of customer confidence. In 2008, we completed the development and delivered a few prototypes to our customer for initial field tests. We see this activity as a potential new line of business and one of the growth engines for our company in the future, as this business is huge and fast growing.

Data Recording & Management

          RADA is a world leader in the field of mission data recording, management, and post-mission analysis and debriefing. Over the past 25 years we have developed, fielded and supported a wide range of solid-state digital recorders, cameras and debriefing systems for aerospace and military applications, including:

•	Flight Data Recorders for fighter aircraft

•	Video/Audio/Data Recorders (with Data Transfer functions)

•	High-Rate (no compression) Data Recorders for aircraft and airborne pods

•	Airborne Data Servers – the latest approach to avionic data management

•	A wide range of HUD Video Cameras for fighter aircraft

•	A variety of Ground Debriefing Solutions (GDS)

          Featuring state-of-the-art technologies, RADA’s digital recorders are designed for both airborne and military applications. RADA’s high-performance recorders feature simultaneous, high-capacity video, audio and data recording, high throughput and mass storage handling capabilities, supporting rapid dissemination and real time playback. RADA’s Video Recorders implement MPEG-2 and/or MPEG-4 (H.264) compression formats, supporting up to 128GB of solid state memory, facilitating continuous recording over extended mission durations.

          RADA’s Ground Debriefing Stations, or GDS, feature synchronized video, audio, data, and Air Combat Maneuvering Instrumentation (ACMI) debriefing. GDS solutions vary from personal, laptop-size debriefing units, through robust desktop multi-channel systems supporting the mission debriefing of four-aircraft formations up to large-scale simultaneous debriefing systems. These network-based systems support large numbers of participants operating from different locations, and provide advanced data management features.

          RADA’s products are fully qualified and operational with fixed and rotary-wing aircraft and land vehicles, and are backed by our teams of experts dedicated to providing global technical and maintenance support. Our customers include leading air forces and prime integrators worldwide, such as General Electric, Lockheed Martin, Boeing, Hindustan Aeronautics Ltd, Embraer, the Israeli Air Force, Israel Aircraft Industries and others.

          Data Acquisition System - DAS

          The DAS is an advanced avionics data acquisition system designed to acquire, process and record data from various aircraft systems. DAS consists of two sub-systems, a data acquisition unit, or DAU, and an enhanced crash survival memory unit, or ECSMU. The DAU interfaces with numerous data systems and data channels in the aircraft and acquires, processes and records data, mostly for maintenance purposes. The ECSMU is a “black box” capable of recording digital data and digitized audio transferred through the DAU. The DAS is a form fit replacement to the crash-survivable flight data recording, or CSFDR, system which is currently installed on most of F-16 aircraft worldwide. The DAS is designed to meet all commercial aviation requirements for “black box” recorders, thus expanding its market potential beyond the defense electronics market. DAS is being offered as a substitute in various projects that require a flight data recorder with advanced capabilities and growth potential.

          The DAS is a product of GE Aviation. We have developed significant parts of the DAU as a subcontractor to GE Aviation, and are assembling and testing the unit in our production plant at Beit She’an. To dater, the majority of the DAU units (just under 200 units) were produced by us and shipped to GE Aviation. While production is ongoing, additional DAS contracts between GE and the U.S. Air force and other air forces are expected to be signed during 2009 and should contribute to our revenues for the next several years.

          Digital Video & Data Recorder - DVDR

          RADA’s Digital Video & Data Recorder, or DVDR, is a military-off-the-shelf, or MOTS, mission data recorder. Form and fit to all common airborne analog recorders, we believe our DVDR has become the replacement-of-choice for these ageing, near-obsolete products. The video and audio recording functions are empowered by synchronized recording of various data sources, real-time playback, and mass storage management. The DVDR records up to six video channels, two audio channels, MIL-STD-1553 Mux-Bus channels, and Fast Ethernet channels - all stamped with precise time for post-mission synchronized debriefing. The system supports two video playback outputs. It incorporates a removable mass-memory unit, or RMU, which stores up to 128Gbytes of flash memory. The DVDR can be installed in cockpits or equipment bays, and is qualified to the harshest military environment. It is accompanied by RADA’s family of ground debriefing solutions, or GDS, displaying synchronized playback of the recorded video, audio and data along with ACMI displays.

          Our marketing activities have been successful in several programs around the world, especially in our strategic markets of Israel, USA and India. We have signed a teaming agreement with GE Aviation to jointly market our DVDR in the USA and some other markets, where GE Aviation is a prime contractor and we produce and deliver the equipment. Through this teaming agreement, Boeing awarded us the U.S. Navy T-45 advanced trainer digital recorder and processor program at end of 2005 and we delivered recording and ground debriefing system to Lockheed Martin for its new F-16 production programs in mid-2006. We completed the deliveries to the Chilean Air Force for its modern F-16 fleet in 2006 and recently received a follow-on order for their F-16A/B fleet. We also won a program for the delivery of recorders for the Indian Navy aircraft. In 2008, we signed a contract with a strategic customer in Southeast Asia to equip most of its fighter aircraft fleet with the DVDRs, including the transfer of production technology. We are actively pursuing, directly and through our teaming agreement with GE Aviation, upgrade programs of recorders replacements worldwide.

          High-Rate Data Recorder - HRDR

          RADA’s High Rate Data Recorder, or HRDR, provides a solution for the extremely high data recording rates typically required by modern reconnaissance and targeting pods. The HRDR provides extremely-high data recording and reading rates, combined with the NATO Standard STANAG 4575 file system management capabilities. It implements copper fibre channel physical interface per STANAG 4575, along with SCSI-over-fibre channel data transfer protocol. It can operate as a standard Fibre Channel disk, enabling the user to implement any standard file system.

          The HRDR provides multi-partitions mode, where any access to the first partition is treated according to STANAG 4575, while access to the second partition is treated as a standard disk access. It possesses a high capacity of up to 256 GBytes of solid-state flash memory, and supports secure erase according to the AFSSI 5020 standard. The HRDR is packaged in a compact mechanical structure, shaped to fit pods’ internal curvatures. It withstands harsh military environment, providing high reliability and operating life.

          The HRDR is under production and is being delivered to Zeiss/Rafael for their RecceLite program. The system is being offered to various producers of pods in Israel and overseas.

          Video Recorder & Data Server System - VRDS

          RADA’s Video Recorder & Data Server System, or VRDS, is a solution for video and data recording and mass-storage management onboard combat platforms. The VRDS baseline functions of video, audio and multiple data sources recording are complemented by mass storage management, powerful processing and extremely fast distribution of mass data over Gigabit Ethernet channels, facilitating advanced capabilities with today’s avionics which involve mass data processing.

          The VRDS records up to six video channels, two audio channels, MIL-STD-1553 Mux-Bus channel and Gigabit Ethernet channels – all stamped with precise time for post-mission synchronized debriefing. The system supports two video playback outputs. It incorporates a Removable Mass-Memory Unit, or RMU, which stores up to 128Gbytes of flash memory and implements an autonomous secure-erase mechanism. The VRDS is form-fit to the widely-used Data Transfer Equipment or DTE and is qualified for use in cockpit military environments. It is accompanied by RADA’s family of Ground Debriefing Solutions, or GDS, displaying synchronized playback of the recorded video, audio and data along with ACMI displays.

          The VRDS was ordered by the Israeli Air Force, or IAF, in 2008. Serial deliveries will commence in the second half of 2009 and are expected to be completed during 2010, with the aim to equip the vast majority of the IAF’s aircraft. The system is being actively offered to air forces globally.

          HUD Color Video Cameras - HCVC

          With over 1,500 units installed globally, RADA’s “EyeWitness” HUD Color Video Camera, or HCVC, is an advanced, widely-used and highly affordable MOTS family of products. This mature camera is designed to fit any Head-Up Display, or HUD, which is currently operational in fighter aircraft cockpits. The HCVC captures the image of the HUD symbols superimposed over the outside world view, as seen by the pilot during the mission. The color video signal produced by the HCVC is recorded in-flight and used for post-flight ground debriefing.

          The “EyeWitness” HCVC is installed on the HUD mechanical frame either between the pilot’s eyes and the HUD combiner, or beyond the HUD combiner. In the latter installation position, the HUD symbol is superimposed over the camera video by the aircraft display processor prior to recording. “EyeWitness” cockpit cameras employ CCD technology to produce perfect images through high video quality, while their field-of-view is designed to capture the entire HUD display. The HCVCs are highly reliable and are qualified for use in cockpit military environments.

          The “EyeWitness” HCVC family of products has been sold to numerous customers worldwide, including, Boeing/IAI, Hindustan Aeronautics Ltd, or HAL, Embraer and Elbit, and air forces such as the IAF, the Indian air force, the Turkish air force, and others. The production line for the HCVC is active, enabling follow-on sales and support to the majority of our current customers, and deliveries to new customers to which we are actively marketing these products

          Ground Debriefing Stations - GDS

          Since 1999, we have offered operational ground debriefing stations complementing our airborne systems. The operational ground debriefing station is a PC-based application operating in a Windows NT/2000/XP® environment. The solution provides a state-of-the-art debriefing environment, fully capitalizing on all available digital and video information in a completely synchronized presentation. Further capitalizing on current technologies, individual stations have a networking capability, providing data sharing, as well as cross-unit and ground debriefing station inter-air force debriefing.

          As part of Lockheed Martin Aerospace Peace Marble V (PM-V) Program, we developed the next generation of our ground debriefing solutions by advancing it to the digital video era. This development has resulted in significant growth in the system’s capability as well as establishing our system as a major and central device in the day-to-day operation of air force squadrons. We have delivered 24 stations in total to the PM-V Program.

          Currently, all of our DVDR/VRDS programs incorporate this or similar ground debriefing solutions and are being delivered to our customers worldwide.

Inertial Navigation Systems

          Leveraging on our in-depth scientific research and algorithmic expertise, utilizing state-of-the-art Fiber Optic Gyro, or FOG, and Micro-Electro Mechanical Systems (MEMS) sensors, and taking advantage of its experience in electronic and mechanical design, RADA is introducing a line of advanced - yet affordable - inertial navigation solutions, or INS. RADA’s INS are adaptable to the performance and interface requirements of multiple combat platforms and weapon systems.

          Among RADA’s navigation products are:

•	R-100F: FOG-based, navigation-grade Embedded GPS-INS (EGI)

•	R-200M: Compact, MEMS-based, multiple-sensor aided INS for combat platforms and weapons

•	MAVINS – Modular Avionics and MEMS-Based INS: Specially-designed compact integrated solution for UAVs and disposable applications

•	Inertial Measurement Unit (IMU)

          RADA’s navigation solutions introduce sophisticated and proprietary sensor fusion algorithms, and embed modular design principles leading to minimal integration efforts into larger mission systems. The compact, reliable, and affordable INS are applicable to manned and unmanned platforms, as well as to disposable applications.

          Our INS line ranges from inertial measuring units, or IMU, through fully-integrated and compact modular avionics and INS/GPS for UAVs, to navigation-grade, high-performance systems. RADA’s navigation products are backed by our global, dedicated, and professional technical and maintenance services. We are continuing our research and development efforts and intend to design a complete family of applications that will provide solutions for various manufacturers’ needs. At the same time, we are marketing our products to our strategic customers and together with them are working to define the next versions of this family of solutions.

          Among RADA’s customers for navigation solutions are leading air forces and prime integrators worldwide, including IAI, RAFAEL Advanced Defense Systems Ltd, Embraer, ADE (India’s DRDO) IAF, and others.

          R-100F Embedded GPS/INS (EGI)

          The R-100F is a high performance, navigation-grade Inertial Navigation System, based on advanced FOG technology. It integrates navigation sensors with an embedded 16-channels CA-code GPS receiver, providing independent INS-only and blended INS/GPS solutions. The R-100F characteristics and performance make it suitable for a broad spectrum of INS applications, including mission control and flight control systems. The system is qualified to military environment.

          The R-100F advantages are: usage of advanced FOG sensor technology; implementation of three independent navigation solutions (INS Only, Blended INS/GPS, GPS Only); steering calculations for various coordinate systems and datum; powerful interface capabilities; low weight and volume; high reliability; and affordability.

          RADA received a contract in 2008 from one of its strategic customers to install the R-100F on board fighter aircraft. Serial production is scheduled to commence at the end of 2009.

          R-200M MEMS-Based INS

          The R-200M is an extremely compact, highly reliable and affordable INS, embedding inertial MEMS sensors, 16-channel GPS, air pressure sensors and a magnetic heading sensor, providing multi-sensor aided navigation solution. The characteristics and performance of the R-200M make it suitable for a broad spectrum of inertial data applications in Unmanned Aircraft Vehicles, or UAV, and weapon systems, as a full INS solution, as an Attitude and Heading Reference System, or AHRS, as a data source for stabilization functions onboard combat platforms, and other utilizations.

          The R-200M advantages are: usage of calibrated low-cost MEMS sensors, high accuracy INS data in blended INS/GPS mode, accurate attitude data with baro aiding (for non-GPS navigation), stable INS data during GPS outages, low weight and volume, high reliability and affordability.

          The R-200M is being offered to UAV manufacturers and weapon producers in our strategic markets.

          Modular Avionics and INS - MAVINS

          The MAVINS is an all-in-one, dual-redundant and compact modular avionics system, providing a complete core-avionics solution for small-size UAVs, disposable applications and back-up solutions for manned platforms. It integrates MEMS-based sensors, GPS receivers, powerful processors and extended I/O channels to facilitate platform flight control, mission management, navigation functions and payload control applications.

          The MAVINS can perform in any combination of the following core-avionics applications:

•	Flight Control – computations and flight surfaces control

•	Mission Computing and Management

•	Inertial navigation – full solution, AHRS sub-functionalities

•	Air Data Center (ADC)

•	Magnetometer

•	Payloads and data-link control through extended I/O

          In addition to its inherent, by-design high reliability, the MAVINS introduces full dual-redundancy, thus ensuring increased mission reliability for all its functionalities.

          In 2007 we received our first order for the MAVINS from an Asian customer and signed an agreement with IAI during 2008. Deliveries for both customers will commence in 2009.

          Inertial Measurement Unit - IMU

          The Inertial Measurement Unit, or ISU, is a FOG-based replacement for ageing mechanical-gyro based units, used in pods and combat vehicles. It provides inertial data (attitude angles and accelerations) to mission/navigation computers onboard the vehicles or pods. The system is qualified for use in military environments and introduces high reliability and affordability compared to its predecessors.

          In 2007 we received the first order for the IMU from RAFAEL Advanced Defense Systems, or RAFAEL. We expect to start serial deliveries of the system at the end of 2009.

Unmanned Aerial Vehicle Avionics

          Based on 30 years of defense electronic systems development experience, RADA has taken its core avionics expertise a step further, offering a wide spectrum of avionic products optimized for UAVs of all sizes.

          RADA’s UAV Avionics offer:

•	Extremely compact through modern board connectivity solutions
•	Innovative conductive cooling techniques
•	Withstanding extreme environmental conditions
•	Very high reliability
•	Affordability

RADA’s UAV avionics product family comprises:

•	Interface Control Processors (ICP)

•	Engine Control Computers (ECC)

•	Payload Management Computers (PMC)

•	Payload Interface Units (PIU)

•	All-in-one Modular Avionics and INS (MAVINS)

•	Electrical Power Management Units (EPMU)

          RADA’s MOTS UAV avionics solutions are operational onboard tactical and medium altitude long endurance and high altitude long endurance aerial vehicles. RADA’s extremely-compact MAVINS provides a complete core-avionics single unit solution for miniature aerial vehicles. Our solutions can be easily adapted to specific “built-to-spec” requirements for all types of Unmanned Aerial Systems, or UAS.

          RADA’s UAV avionics solutions are provided to world leading UAS manufacturers, and are supported by our globally-available, dedicated, and professional technical and maintenance services.

          There are up to 26 units of all of the abovementioned units installed onboard IAI’s next-generation UAV. Serial production of these units is expected to commence during 2009.

Avionics Solutions

          RADA, a developer and manufacturer of core avionics systems for over 30 years, currently offers a wide spectrum of military avionics systems designed for integration in new and upgraded aircraft and unmanned systems worldwide.

          RADA offers the following solutions:

•	Complete Integrated Avionics Upgrade Suits

•	Mission and Display Computers

•	Weapon Management Systems

•	Data Interface and Processing Computers

•	Mission Data Recorders and Debriefing Solutions

•	HUD Video Cameras

•	Inertial Navigation Systems

•	Air Data Sensors

          RADA’s avionics solutions range from fully integrated avionics suites, MOTS core avionics subsystems, to tailor-made “built-to-spec” units, backed by our teams of experts dedicated to providing global technical and maintenance support.

          Our avionics systems are easily adapted to Western, Eastern, and indigenous-origin platforms of all kinds. We provide our avionic expertise as team members and subcontractors, and as prime contractors for avionic upgrades.

          Our avionics are currently onboard the F-16, F-15, A-4, Jaguar, MiG-27, Su-30MKI, Dhruv Helicopter, and a growing number of UAVs.

          RADA’s avionics solutions are accepted by leading air forces and prime integrators worldwide, such as Lockheed Martin, Boeing, General Electric, HAL, Embraer, IAF, IAI, Rafael and many others.

          Integrated Avionics Upgrade Suit

          We conducted an avionics upgrade program of all of the avionics systems of the A-4 “Skyhawk” fleet of the IAF. The aging avionics of the A-4 aircraft were completely replaced by a new, upgraded avionics package designed by us. Our new avionics package replaced the legacy weapon delivery and navigation system of the aircraft with a new state-of-the-art system that significantly improved the capabilities of the A-4, increased its reliability and provided advanced training capabilities. The upgrade package includes an INS, GPS, HUD, HUD Camera, central Mission and Display Computer, and a control and display unit. The A-4 upgrade program was completed in 2005.

          We believe that this program places RADA among the few companies worldwide that have performed a complete aircraft avionics system upgrade. The A-4 avionics package provides, at a very affordable price, a complete and modern avionics package. We are actively marketing this solution to several international customers.

Commercial Aviation Test Stations - CATSTM

          CATS™ is a family of multi-purpose, computerized automatic test equipment that meets the specific needs of airlines and third party maintenance companies. The CATS™ stations, which were developed in the 90’s, test a variety of electronic units installed onboard commercial aircraft, incorporating tools for testing, troubleshooting, and performing diagnostic procedures. We are continuing to support our CATS customers by providing maintenance and repair services through product support agreements.

Test and Repair Services

          We operate a test and repair shop based on the use of our CATS™ tester in Beijing, China through CACS, our 80% owned Chinese subsidiary. CACS was established as a joint venture company with Tianzu Forest Development Company, which owns the remaining 20% equity interest. Pursuant to the joint venture agreement, Tianzu Forest Development provided the facilities for CACS’ operations while we provided CATS™ testers and test program set services.

Sales and Marketing

          Strategy

          Our sales and marketing strategy is based on the following principles:

•	Maintaining our business focus on electronic systems for the defense market;

•	Expanding our product offerings by adding new applications to our existing product lines and by adapting our products to land systems;

•	Expanding our customer base by including our products in solutions and integrated systems for airborne and land vehicles;

•	Establishing marketing channels with system integrators and major manufacturers such as The Boeing Company, Lockheed Martin Aeronautics, GE Aviation, IAI, RAFAEL, HAL, Embraer and others; and

•

Expanding our products base and marketing activities to large potential markets, especially in the land systems and the UAVs segments, thru identification of current and future applications that may become affordable by the injection of advanced COTS technologies that offer superior performance and/or significant price savings, and developing new marketing channels aimed directly at these segments.

          Strategic Relationships and Customers

          As part of our strategy, we have entered into a number of strategic relationships with Lockheed Martin Aeronautics, GE Aviation, Israel Aerospace Industries, Hindustan Aeronautics Ltd., Embraer and Rafael Advanced Defense Systems Ltd. and have focused our marketing and sales efforts to support these relationships.

          Lockheed Martin Aerospace. Our sales of avionics products focus mainly on the F-16 aircraft manufactured by Lockheed Martin Aerospace, the most popular fighter aircraft in the western world today. In cooperation with GE Aviation, we are supplying the data acquisition system that includes the advanced data acquisition unit which is manufactured in our Beit She’an production facility. In 2006 Lockheed Martin chose the GE Aviation - RADA team to supply our DVDR and GDS to its U.S. Sponsored F-16 Foreign Military Sales, or FMS, and upgrades.

          GE Aviation. GE Aviation is a worldwide leader in avionics systems for fighter and commercial aircraft. In October 2003, we signed a teaming agreement. The teaming agreement establishes cooperation in connection with the products for the PM-V Program and its derivatives. In addition, the agreement details commitments made by GE to purchase production services from RADA. During 2004, we expanded our cooperation to include our newly developed DVDR and have jointly offered this advanced product to potential customers. In late 2006, we entered into a contract with GE for the adaptation and production of the DVDR in the U.S., for various platforms, including the U.S. NAVY T-45 and for foreign military sales of F-16. Together with GE Avionics we are currently exploring several additional opportunities in the U.S. for this product. In 2007, and after fruitful and successful cooperation in recent years, the teaming agreement was extended by three more years.

          Israel Aircraft Industries. We are actively supplying avionics and test equipment to four different divisions of IAI. In particular, the Lahav and Malat divisions of IAI, major aircraft integrators, require our services as an avionics and test equipment provider.

          Hindustan Aeronautics Ltd. HAL is the major aerospace integrator in India. We are cooperating with four divisions of HAL, and are supplying DVDRs, HCVCs, debriefing stations, support equipment and other services to HAL in growing figures.

          Embraer. The Military Aircraft Division of the Brazilian world-known aircraft manufacturer is gradually becoming a strategic customer for RADA as a result of our marketing efforts and applicability of our product range (HCVC, DVDR, INS, and general avionics solutions).

          RAFAEL Advanced Defense Systems Ltd. RAFAEL is a world leader in the development and supply of missiles, smart weapons and pods of various types. RAFAEL has gradually become a strategic customer for us as a result of our development and production of a few advanced built-to-spec products in recent years to both divisions of RAFAEL.

          Marketing

          Our chairman, Herzle Bodinger, our chief executive officer, Zvi Alon, and our vice president of Marketing & Sales, Dov Sella, lead our business development and marketing efforts. We currently employ four additional persons in marketing of our core business products. Our chief technology officer and our engineering department support our marketing efforts with respect to product pricing, technical and management proposals preparations, and technical demonstrations. In addition, we have sales consultants, agents and representatives in Europe, South America, and Asia who receive commissions for sales affected through them.

          The Israeli Ministry of Defense has historically supported and continues to support our marketing efforts through its Defense Export Assistance branch, or SIBAT, and various projects for the Israeli Defense Forces and its related divisions. The Israeli Ministry of Industry and Commerce supports our marketing efforts through its Industrial Cooperation Authority by the exploitation of “offset commitments” by Lockheed Martin Aerospace and the Boeing Company to the State of Israel. There is no guarantee that this kind of assistance will be available to us in the future.

          Fixed Price Contracts

          The vast majority of our contracts are fixed-price contracts. Under fixed-price contracts, the price is not subject to adjustment by reason of the costs incurred in the performance of the contracts, as long as the costs incurred and work performed fall within governmental guidelines. Under our fixed-price contracts, we assume the risk that increased or unexpected costs may reduce our profits or generate losses. This risk can be particularly significant under a fixed-price contract for research and development involving new technologies.

          Our books and records may be subject to audits by the Israeli Ministry of Defense and other governmental agencies, including the U.S. Department of Defense. These audits may result in adjustments to contract costs and profits. To date, we have not incurred any liability as a result of such audits.

Principal Customers

          Generally, we complete a few major transactions each year, each in an amount comprising approximately 10% of our revenues for such year. As a result, each year a significant portion of our revenues is derived from a small number of customers. The following table sets forth our principal customers in 2007 and 2008:

	2008	2007

GE Aviation	16%	17%
Israeli Ministry of Defense	15%	5%
Israel Aerospace Industries	11%	17%
Hindustan Aeronautics Ltd	29%	14%
RAFAEL Advanced Defense Systems	9%	10%

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

Markets

          We sell our products to various air forces and companies worldwide. The following table presents our revenues by geographical market for the periods indicated:

	2008	2007	2006

Israel	45%	39%	33%
Asia (mainly India)	32%	21%	11%
North America	21%	32%	48%
Europe	1%	5%	6%
Other (mainly Central America)	1%	3%	2%

Competition

          The markets for our products are highly competitive. Our principal competitors in the avionics and military electronics market are GE, Rockwell Collins, Honeywell, Elbit Systems, Israel Aircraft Industries Ltd., Goodrich (thru the acquisition of TEAC Aerospace), the Zodiac group (thru the acquisition of Enertec), Astronautics C.A., AITech Defense Systems, and others. We expect to continue to face competition from these and other competitors. Most of our competitors are larger, have greater resources including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

Export Policy

          Exports of military related products are subject to the military export policy of the State of Israel. Current Israeli Government policy encourages export to approved customers of military products similar to those manufactured by us, provided that such export does not run counter to Israeli policy or national security considerations.

          We must obtain a marketing license to initiate a sales proposal and ultimately an export license for each product delivery. We may not obtain marketing or export licenses in the future and the Israeli governmental policy with respect to military exports may be altered. However, to date we have not encountered any significant difficulties in obtaining necessary licenses for sale of our products.

Proprietary Information

          We hold a patent for our ACE™ system in Israel and the U.S., U.S. Patent No. 5467274. We generally do not consider patent protection significant to our current operations and rely upon a combination of security devices, copyrights, trademarks, trade secret laws and contractual restrictions to protect our rights in our products. Our policy is to require employees and consultants to execute confidentiality agreements upon the commencement of their relationships with us. These measures may not be adequate to protect our technology from third-party infringement, and our competitors might independently develop technologies that are substantially equivalent or superior to ours. Additionally, our products may be sold in foreign countries that provide less protection for intellectual property rights than that provided under U.S. or Israeli laws.

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

Manufacturing and Supply

          Our production plant is located in Beit She’an, Israel. The plant is equipped to handle most of our manufacturing processes and testing requirements. For several specific processes we utilize subcontractors. This structure allows us flexibility and versatility.

          We place great emphasis on quality control in our production processes. Commencing with customer requirements and expectations via raw material inspection through completion, specifications are repeatedly checked. We maintain a quality assurance team that participates in every stage of the design and manufacturing of the products. Our quality management system is certified by the Standards Institute of Israel, or SII, pursuant to ISO 9001:2000 for hardware design and production and ISO 90003:2004 for software design. SII performs quality system audits twice a year and various customers perform audits four to six times a year. Our environmental management system is certified by SII to ISO 14001 Our quality management system is certified also according to AS-9100B, a quality management system for aerospace requirements.

          According to the standard warranty incorporated in most of our sales contracts, we warrant that our products will be free from defects in design, materials or workmanship, and guarantee repair or replacement of defective parts for a typical periods between one year to year and a half, following delivery of a product to a customer. We also provide maintenance services to customers who sign maintenance contracts.

Source and Availability of Raw Materials

          We acquire most of the components for the manufacturing of our products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the U.S. Some of these suppliers are currently the sole source of one or more components upon which we are dependent. Since many of our purchases require long lead-times, a delay in supply of an item can significantly delay the delivery of a product. To date, we have not experienced any particular difficulty in obtaining timely deliveries of necessary components. See Item 3D “Risk Factors.” We depend on a limited number of suppliers of components for our products and if we are unable to obtain these components when needed, we would experience delays in manufacturing our products and our financial results could be adversely affected.

C.	Organizational Structure

          We had one active subsidiary in 2008, Beijing Huarui Aircraft Components Maintenance and Services Co., an 80% owned subsidiary that is based in China that is engaged in aircraft repair services.

D.	Property, Plants and Equipment

          We own a 30,000 square feet building in Beit She’an, Israel. The building, which includes manufacturing facilities and warehouse space, is situated on land leased from the Israel Land Authority for a period of 49 years until 2034. The plant has sufficient capacity to meet our current requirements. If volume was to increase significantly, we believe that we will be able to increase the number of workers or shifts at the plant, or use more subcontractors.

          Our executive offices and research and development facilities are located in a 17,200 square feet office facility in Netanya, Israel. The lease for this facility expires in January 2010. The aggregate annual rent for our offices in Israel was approximately $268,000 in 2008.

          Our Chinese subsidiary, CACS, conducts its business in an approximately 16,000 square feet facility in Beijing that includes offices and test and repair facilities. The land for this facility was leased by Beijing Tianzu Forestry Company or Tianzu, the minority shareholder in CACS, from the Chinese government for 30 years. Under a joint venture agreement, and in consideration for its equity investment in CACS, Tianzu granted CACS usage rights in the land, constructed the buildings and granted CACS the ownership of these buildings. However, the transfer of the title to the land and the buildings has not been completed. Although Tianzu is legally obligated to complete such transfer of title to the land and the buildings, we can not guarantee that such transfer will be completed, or that we will not be required to initiate litigation in order to enforce our rights to receive title to the land and buildings. We have reached an understanding with our Chinese partner pursuant to which the Chinese partner will surrender its shares in CACS in consideration for retaining title to the land and the building. The agreement between the parties has not been finalized yet and it is subject to approval from the various Chinese regulatory authorities and other legal procedures.

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

Overview

          We develop, manufacture and sell defense electronics (solid-state recorders, computers, inertial navigation systems, and alike) and their supporting ground systems (automated testers, data debriefing stations). We also provide test and repair services using our CATS™ testers and test program sets for commercial aviation electronic systems through our Chinese subsidiary.

General

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Financial Accounting Standards Board Statement No. 52. The majority of our sales are made outside Israel and a substantial part of them are in dollars. In addition, a substantial portion of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. All monetary balance sheet accounts have been remeasured using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been remeasured using the average exchange rate for the period. The financial statements of the Company’s foreign subsidiary, whose functional currency is not the U.S. dollar, have been translated into dollars. All balance sheet amounts have been translated using the exchange rates in effect at balance sheet date. Statement of operation amounts have been translated using the average exchange rate prevailing during the year. Such translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

          On February 14, 2007, we effected a 3 to 1 reverse stock split with respect to our ordinary shares. All share and per share amounts in this report have been restated for all prior periods to reflect the reverse stock split.

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

          Revenue Recognition. Our revenues mainly derived from sales of defense electronics (solid-state recorders, computers, inertial navigation systems, and alike) and their supporting ground systems (automated testers, data debriefing stations). In addition, we lease ATE and provide manufacturing, development and product support services. Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the collection of the fee is probable. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse, unless we can objectively and reliably demonstrate that the criteria specified in the acceptance provisions are satisfied.

          Revenues from long-term fixed price contracts are recognized by the percentage-of-completion method in accordance with the “Input Method.” We apply this method when the total of the costs and revenues of the contract can reasonably be estimated. The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit or loss are recorded in results of operations when they are reasonably determined by management, on a cumulative catch-up basis. Revenues under long-term fixed-price contracts that involve both development and production are recorded using the cost-to-cost method (development phase) and units-of-delivery method (production phase) as applicable to each phase of the contract, as the basis to measure progress toward completion.

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

          Intangible Assets. Costs of producing our TPS software library, which can be integrated with our CATS test station, incurred subsequent to achieving technological feasibility, were capitalized, and are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product. We assess the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software products sold. An intangible asset related to customer relationships has been recorded as a result of our acquisition of certain assets and liabilities of Vectop, in February 2005, and is being amortized over the expected useful life of five years. For the year ended December 31, 2008, no impairment was required.

          Impairment of Long-Lived Assets. We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount of the carrying value of the asset exceeds its fair value. For the year ended December 31, 2008, no impairment was required.

          Impairment of Goodwill: We are required to assess the impairment of goodwill at least annually (or more frequently if impairment indicators arise. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. In our case, the Company has only one reporting unit. The Company determines its fair value according to the Company’s market capitalization and the goodwill was tested for impairment by comparing the fair market value with its carrying amount. As of December 31, 2008, no impairment losses have been identified. As a result, step two was not required.

          Share-Based Compensation. Effective January 1, 2006, we account for stock-based compensation in accordance with FASB Statement No. 123 (Revised 2004), “Share-Based Payment,” or SFAS 123(R), applying the modified prospective method, and with Securities and Exchange Commission Staff Accounting Bulletin No. 107, “Share-Based Payment,” or SAB 107. In accordance with SFAS 123(R), we measure the compensation cost associated with share-based payment transactions based on the fair value at the grant date of the options. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods, according to the straight-line method.

          For employee option grants, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions relating to the dividend yield, expected volatility, risk free interest rate and expected life of the option by the employee, in accordance with SFAS 123 (R) and SAB 107. Our assumptions with respect to these components will impact the compensation award costs and amounts expensed in each period and consequently the results of our operations. For the year ended December 31, 2008 we incurred share-based compensation expense of $131,000. As of December 31, 2008, there was $151,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under our stock option plans, which are expected to be recognized over a weighted-average period of two year.

          Provision for Litigation. We were engaged in legal actions with few of our former officers concerning, among other things, the repayment of loans that were granted to them by RADA and allegedly forgiven by our company In March 2008, a counter claim of the former officer was dismissed, our claim was allowed almost in full and his appeal was denied resulting in such employee’s obligation of repay the outstanding loan amount. In addition, in February 2009, the Regional Labor Court in Tel-Aviv denied substantially all of the claims filed against us by our former CEO. Furthermore the court accepted our claim and ordered that the loan we granted to him be repaid. We recorded a provision for the loans receivable in the amount that we believe is sufficient to reflect the recoverability of the asset, based on management’s estimation. In addition, we have several additional legal proceedings outstanding. We have recorded provisions for litigation for claims that were estimable and for which there is a high probability that we will be held responsible based on our legal consultants’ opinions and management’s estimations. If our estimations are wrong, we may incur additional litigation expenses.

          Accounting for income taxes. On January 1, 2007, we adopted FIN 48, “Accounting for Uncertainty in Income Taxes,” which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement 109, “Accounting for Income Taxes.” The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Prior to January 1, 2007, we estimated our uncertain income tax obligations in accordance with SFAS No. 109, “Accounting for Income Taxes,” or SFAS No. 109, and SFAS No. 5 “Accounting for Contingencies,” or SFAS No. 5. No provision was recorded as a result of the adoption of FIN 48 and for the years ended December 31, 2007 and 2008.

          The Company has provided a valuation allowance in respect to the deferred tax assets resulting from operating loss carryforwards and other temporary differences. Our management currently believes that since our company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

Significant Expenses

          Cost of Revenues. Cost of revenues consist primarily of manufacturing costs, depreciation of fixed assets, project development costs, amortization of capitalized software and inventories write-downs.

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

           Research and Development Expenses. Research and Development Expenses consist primarily salary expenses for Research and Development personnel, use of subcontractors and other costs incurred in the process of developing product masters.

          Financial Income (Expenses), Net. Financial expenses consist of interest and bank expenses, interest on convertible note and loans, amortization expenses of discount on convertible note, deferred charges and currency remeasurement losses. Financial income consists of interest on cash and cash equivalent balances and currency remeasurement gains.

Recent Accounting Pronouncements

          In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS 141R. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. We do not expect the adoption of SFAS 141R will have material impact on our consolidated results of operations and financial condition.

          In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, or SFAS No. 160. SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect the adoption of SFAS No. 160 will have any significant impact on our consolidated financial statement.

          In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP FAS 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP FAS 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP FAS 157-2. The Company does not expect the adoption of FAS 157 with respect to certain nonfinancial assets and nonfinancial liabilities that are under the scope of FSP FAS 157-2 to have a material impact on its financial position, results of operations or cash flows.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, “Determination of the Useful Life of Intangible Assets”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The Company does not expect that the adoption of FAS 142-3 will have material impact on the Company’s consolidated financial statement.

          In June 2008, the FASB issued EITF No. 07-5 “Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. The Company believes adopting this statement will have no material impact on the consolidated financial statements

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

          Revenues. Our revenues increased 27.4% to $17.9 million in 2008 from $14.0 million in 2007 mainly due to traditional and off-the-shelf products. Based on our current estimates of market demand, we expect that our revenues in 2009 will continue to increase from sales of our off-the-shelf products. However, our revenues are subject to government budgets and we cannot assure that the worsening economic climate will not result in the cancellation or suspension of certain projects or programs.

          Cost of Revenues. Cost of revenues increased 27.4% to $13.7 million in 2008 from $10.7 million in 2007. The increase is mainly due to the increase in revenues. In 2009, we expect that our cost of revenues as a percentage of revenues will be consistent with 2008.

          Gross Profit. Our gross profit increased 26% to $4.2 million in 2008 from $3.3 million in 2007. Our profit margin was approximately 24% in 2008 and in 2007. In 2009, we expect that our gross margin will slightly increase due to more sales of our off-the-shelf products.

          Research and Development Expenses. Research and development expenses increased 117 % to approximately $686,000 in 2008 from $324,000 in 2007. The increase is mainly due to a development project which began in 2007. In 2009, we expect that our research and development expense will continue to increase, but at a lower rate.

          Marketing, Selling, General and Administrative Expenses. Marketing, selling, general and administrative expenses were approximately $3.4 million in 2008 and in 2007. We expect that marketing, selling, general and administrative expenses will remain at the same level in 2009.

          Financial Income (Expenses), Net. Our financial expenses, net, were $668,000 in 2008 compared to $629,000 in 2007. Our interest expense, net, was $220,000 in 2008 compared with $203,000 in 2007. Our amortization expense on a convertible note in 2008 was $473,000 as compared to $193,000 of amortization expense in 2007. Foreign currency exchange differences resulted in income of $190,000 in 2008 and expenses of $181,000 in 2007, mainly due to changes in the NIS/dollar exchange rate.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

          Revenues. Our revenues increased 7.7% to $14.0 million in 2007 from $13.0 million in 2006.

          Cost of Revenues. Cost of revenues decreased 3% to $10.7 million in 2007 from $11.0 million in 2006. The decrease is mainly due to the decreased revenues from development programs which have lower profit margins.

          Gross Profit. Our gross profit increased 65% to approximately $3.4 million in 2007 from $2.0 million in 2006. Our profit margin increased to 24% in 2007 from 16% in 2006. The improved margin reflects the mix between our traditional and our off the shelf product that have higher margins and which accounted for a greater percentage of our 2007 sales.

          Research and Development Expenses. Research and development expenses were approximately $324,000 in 2007 compared to $181,000 in 2006.

          Marketing, Selling, General and Administrative Expenses. Marketing, selling, general and administrative expenses were approximately $3.4 million in 2007 compared to $3.1 million in 2006.

          Financial Income (Expenses), Net. Our financial expenses, net, were $629,000 in 2007 compared to $775,000 in 2006. Our decreased financial expenses in 2007 was attributable primarily to a lower level of borrowings on which interest was payable.

Our Location in Israel

          We are incorporated under the laws of the State of Israel, and our principal executive offices and principal manufacture, research and development facilities are located in Israel. See Item 3D “Key Information – Risk Factors – Risks Relating to Our Operations in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Corporate Tax Rate

          Israeli companies are generally subject to income tax at the corporate tax rate. The applicable rate for 2008 of 27% will be reduced to 26% in 2009 and will be further reduced to 25% in 2010 and thereafter.

          As of December 31, 2008, our carry forward net operating loss for Israeli tax purposes was approximately $59.5 million including a carry forward capital loss amounting to approximately $3.6 million.

Impact of Currency Fluctuation and of Inflation

          A significant portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in U.S. dollars may increase. NIS linked balance sheet items, may also create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and share price. The caption “Financial expenses, net” in our consolidated financial statements includes the impact of these factors as well as traditional interest income or expense. See Note 13 to our consolidated financial statements.

          The following table sets forth, for the periods indicated, (i) the devaluation of the NIS against the most important currency for our business, the U.S. dollar, and (ii) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,

	2004	2005	2006	2007	2008

Devaluation of NIS vs. U.S. Dollar	(1.6)%	6.8%	(8.2)%	(8.9)%	(1.1)%
Israeli Consumer Price Index	1.2%	2.4%	(0.1)%	3.4%	3.8%

          Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

B.      Liquidity and Capital Resources

          We have historically met our financial requirements primarily through cash generated by operations, funds generated by our public offering in 1985, private placements of our ordinary shares and issuance of debt securities, loans from our principal shareholders, short-term loans and credit facilities from Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and the Israeli branch of State Bank of India, or the Banks, research and development grants from the Government of Israel and the Israel-U.S. Binational Industrial Research and Development Foundation, and investment grants for approved enterprise programs and marketing grants from the Government of Israel.

          On July 12, 2004 we entered into a stock purchase agreement with certain institutional investors, pursuant to which such investors purchased 600,000 of our ordinary shares at a price of $4.80 per share, together with additional investment rights to purchase up to an aggregate of an additional 366,667 ordinary shares at an exercise price of $6.30 per share, for a period of 24 months from August 11, 2004. In addition, we issued to such investors an aggregate of $3.0 million principal amount of convertible notes. Such convertible notes bore interest at a rate of six month LIBOR plus 2.5% and were convertible at the investors’ option at a conversion price of $6.30. The investors also received warrants exercisable for a period of five years beginning on January 12, 2005 to purchase up to an aggregate of 312,500 ordinary shares at an exercise price of $7.50 per share. Such convertible notes matured on July 12, 2007. We repaid the $3.0 million of convertible notes and the balance of the interest accrued thereon, in July 2007 utilizing funds obtained from a loan from Mr. Yeung, our controlling shareholder, we issued Mr Yeung a convertible note and warrants, as described below.

          On April 6, 2005 we entered into a stock purchase agreement with the same institutional investors, pursuant to which such investors purchased 321,978 of our ordinary shares. In addition, we issued the investors new warrants to purchase an additional 625,000 of our ordinary shares at a purchase price of $6.30 per share for a period of 24 months. These warrants expired on April 2007 without being exercised. As part of this transaction the investors exercised 303,022 additional investment rights for the purchase of 303,022 ordinary shares that were issued to them in the July 12, 2004 transaction. As a result, we received proceeds of approximately $3.0 million.

          On June 29, 2007 we entered into an amendment and exchange agreement with certain shareholders who participated in a private placement of our shares in June 2002. Pursuant to such agreement we received a loan in the principal aggregate amount of $400,000 for a period of three years which bears interest at a rate of 8% per annum, paid in arrears on a quarterly basis. In consideration for such loan our audit committee and board of directors approved the extension until June 30, 2010 of warrants to purchase up to an aggregate of 155,782 ordinary shares that were issued to these shareholders as part of the June 2002 private placement, and the re-pricing of the exercise price of warrants to purchase up to an aggregate of 606,803 ordinary shares issued to some of the investors in the 2002 private placement, to $1.88 per share which were also extended until June 30, 2010.

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

          In January 2008, the Company repaid $300,000 of the $400,000 loan received in June 2007 in consideration for 152,765 ordinary shares.

          In July 2008, the Company entered into a $1.5 million loan agreement with a company controlled by Mr. Yeung, our controlling shareholder, in order to facilitate further development of our inertial navigation system technology. The loan was drawn down in July ($1.0 million) and in December 2008 ($0.5 million). The loan bears interest of 3% + LIBOR payable at the beginning of every quarter. Principal payments equal to U.S. $90,000 are payable in six equal installments commencing July 1, 2009 and the remaining principal amount will be payable in eight equal installments, commencing April 1, 2011. Subject to the approval of the IMOD, we will grant the lender a non-exclusive license to use the technology developed for non-military/commercial purposes. The non-exclusive license will automatically convert into an exclusive license should we default on any of our obligations under the loan agreement. We have also agreed in the future, subject to the approval of several governmental authorities including the IMOD, to establish a joint venture with Mr. Yeung or an affiliated entity that will be engaged in the production and marketing of such non-military/commercial products and technology.

          As of December 31, 2008, we owed our Banks $33,000 under long-term loans, and $132,000 under credit facilities. In addition, the Banks provided $2.5 million of guarantees on our behalf to our customers and suppliers in the ordinary course of business. The guarantees are secured by a first priority floating charge on all of our assets and by a fixed charge on goodwill (intangible assets), unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of loss). Our agreements with the Banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business, from placing a lien on our assets without the Banks’ consent and from declaring dividends to our shareholders. In addition, the Israeli Tax Authority has a first priority fixed charge on our fixed assets in the Beit She’an facility. This charge will be released when the litigation between us and our former chief executive officer is resolved.

          We had capital expenditures of $498,000 in 2008 and $353,000 in 2007. We currently do not have any significant capital spending or purchase commitments.

Cash Flows

          The following table summarizes our cash flows for the periods presented:

	Year ended December 31,

	2006	2007	2008

	(U.S. dollars in thousands)

Net cash provided by (used in) operating activities	717	(118)	(316)
Net cash provided by (used in) investing activities	71	(226)	(927)
Net cash provided by (used in) financing activities	(148)	189	1,333
Effect of exchange rate changes on cash and cash equivalents	–	–	39
Net increase (decrease) in cash and cash equivalents	640	(155)	129
Cash and cash equivalents at beginning of the year	350	990	835
Cash and cash equivalents at end of the year	990	835	964

          Net cash used in operating activities was $316,000 in 2008. This was primarily due to increase in inventories of $2.2 million due to customers’ orders backlog for 2009, an increase in costs and estimated earnings in excess of billings, net of $1.6 million and increase in other accounts receivable and prepaid expenses of $250,000. This was offset by an increase in trade receivables of $1.5 million and a decrease in trade payables of $950,000. Net cash used in operating activities was $118,000 in 2007. This was primarily attributable to an increase in trade receivables of $611,000, an increase in costs and estimated earnings in excess of billings of $230,000 and a decrease in trade payables of $139,000. This was offset by a increase in other accounts payables of $199,000 and a decrease in inventories of $104,000.

          Net cash used in investing activities was approximately $927,000 in 2008. This was mainly due to our investment of $498,000 in property, plant and equipment, $235,000 paid in conjunction with the acquisition of certain assets and liabilities of Vectop and an increase in restricted cash of $195,000. Net cash used in investing activities was approximately $226,000 in 2007. This was mainly due to our investment of $353,000 in property, plant and equipment, which was offset by a decrease in restricted cash of $106,000.

          Net cash provided by financing activities was $1.3 million in 2008, reflecting net proceeds of $1.5 million of shareholder loans, which was offset by repayments of $490,000 of long term loans to a bank and short term bank credit. Net cash provided by financing activities was $189,000 in 2007, reflecting net proceeds of $3.4 million of shareholder loans, which was offset by repayments of $3.3 million of long term loans.

          As a result of the foregoing, at December 31, 2008, we had working capital of $5.6 million and cash and cash equivalents of $964,000 as compared to working capital of $4.0 million and cash and cash equivalents of $835,000 at December 31, 2007.

          We expect to fund our short-term liquidity needs, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from our cash and cash equivalents, operating cash flow and our credit facilities. We believe that our current cash and cash equivalents, credit facilities and our expected cash flow from operations in 2009, as well as continued financial support from our Company controlling shareholder, will be sufficient to meet our cash requirements in 2009.

           As of March 31, 2009 there were 2,654,032 warrants outstanding to purchase 2,654,032 of our ordinary shares. Of such warrants, 606,803 warrants have an exercise price of $1.88 per share which will be expired on June 30, 2010, 1,578,947 warrants have an exercise price of $2.38 per share which will expire on December 10, 2012, 155,782 warrants have an exercise price of $6.00 which will expire on June 30, 2010 and 312,500 warrants have an exercise price of $7.50 per share which expire on January 12, 2010. To the extent any warrants are exercised, the proceeds will be added to our working capital.

C.      Research and Development, Patents and Licenses

Research and Development

          Our research and development investments focus on improvements to our existing products and the development of complementary products that would provide continued support for our current customers and would improve our capability to market our products to new customers.

          In 2008, 2007 and 2006 we incurred $686,000, $324,000 and $181,000 respectively of research and development expenses. The vast majority of those expenses is attribute to our INS line of products. In 2009, we expect that we will continue to enter into new development projects and develop products through customer orders, and we will continue our internally funded research in existing products.

          As of December 31, 2008, we employed 41 engineers in research and development who spend most of their time on research and development activities generated through customer orders and an immaterial part of their time on internal research and development activities.

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

          Pursuant to applicable Israeli law, we are currently required to pay royalties at the rate of 3-5% of sales of products developed with certain grants received from the Chief Scientist, up to 100% of the amount of such grants, linked to the U.S. dollar. As of December 31, 2008, our total obligation for royalties payments, net of royalties paid or accrued is approximately $424,000.

          We are committed to pay royalties to the Israel - United States Binational Industrial Research and Development Foundation at the rate of 5% of the sales proceeds up to 150% of the research and development expenses financed by the foundation. Our total obligation for royalties, net of royalties paid or accrued, totaled approximately $2.1 million as of December 31, 2008.

D.      Trend Information

          In 2008 our revenues increased by 27.4% from 2007. We expect that in 2009 our revenues will continue to increase and the proportion of sales of off-the-shelf products will continue to increase in comparison to revenues from development programs and that as a result of such change in our product mix, our operating results will improve. However, our revenues are subject to government budgets and we cannot assure you that the worsening economic climate will not result in the cancellation or suspension of certain projects or programs.

          Our future revenues will, in great measure, be dependent upon the success of our sales and marketing strategy. We are currently focusing our sales efforts on:

•	Digital Video & Data Recorders and Ground Debriefing Systems;

•	Inertial Navigation Systems

•	Avionics for UAVs; and

•	Data Acquisition Systems

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

F.      Tabular Disclosure of Contractual Obligations

          The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2008 and the effect we expect them to have on our liquidity and cash flow in future periods.

	Payments due by Period

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Long-term debt obligations	$3,865,000	$190,000	$3,675,000	–	–
Operating lease obligations	1,295,000	751,000	544,000	–	–

Total	$5,160,000	$941,000	$4,219,000	–	–

In addition, for few employees we have long-term liabilities for severance pay that is calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. As of December 31, 2008 our severance pay liability was $439,000.

          We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3 – “Key Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

          Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Herzle Bodinger	66	Chairman of the board and President
Zvi Alon	55	Chief Executive Officer
Dov Sella	53	Vice President Marketing and Sales
Shiri Lazarovich	34	Chief Financial Officer
Oleg Kiperman	55	Chief Technology Officer
Adrian Berg	61	Director
Roy Kui Chuen Chan	62	Director
Ben Zion Gruber	50	Director
Michael Letchinger	53	Director
Nurit Mor	65	Outside director
Eli Akavia	61	Outside director

          Messrs. Chan and Gruber will serve as directors until our 2009 annual general meeting of shareholders. Mr. Berg will serve as a director until our 2011 annual general meeting of shareholders. Messrs. Bodinger and Letchinger will serve as directors until our 2010 annual general meeting of shareholders.

          Ms. Mor and Mr. Akavia will serve as outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until our 2009 annual general meeting of shareholders. Pursuant to the provisions of the Israeli Companies Law their term may be extended for one additional three-year period. However, the term of office of outside Directors in a company whose shares are traded outside of Israel may be further extended by additional periods of three years if: (i) the audit committee and, subsequently, the board of directors of the Company confirms that the reelection for an additional term is for the benefit of the company, taking into account the outside director’s expertise and special contribution to the function of the board of directors and its committees, (ii) the reelection was approved the shareholders in accordance with the special majority requirements for the election of outside directors outside directors and (iii) the shareholders, were informed of the term previously served by such outside director and of the grounds for the audit committee and board of directors resolution to recommend the extension of the outside director’s term of office..

          Herzle Bodinger has served as our chairman of the Board of Directors since July 1998 and since 2001 has served as our president as well. General (Res.) Bodinger first joined us in May 1997 as the president of our U.S. subsidiary and was appointed our chief executive officer in June 1998. He served as our chief executive officer from 1998 until 2001 and served once again in this position from June 2006 until July 2007. General (Res.) Bodinger served as the Commander of the Israeli Air Force from January 1992 through July 1996. During the last 35 years of his service, he also served as a fighter pilot while holding various command positions. General (Res.) Bodinger holds a B.A. degree in Economics and Business Administration from the Bar-Ilan University and completed the 100th Advanced Management Program at Harvard University.

          Zvi Alon has served as our chief executive officer since July 2007. Mr. Alon joined us in January 2000 and served as our vice president and chief operating officer until March 2003 when he was appointed vice president of marketing and sales. From 1982 to 1999, Mr. Alon served in various managerial positions with the Israel Aircraft Industries, as director of business development and marketing, director of electrical and avionics engineering, avionics programs manager and group leader and operational definition officer of the “Lavi” project office. Previously, Mr. Alon served in the Israeli Air Force for ten years. Mr. Alon holds a B.Sc. degree in Mathematics and Computer Science and a M.Sc. degree in Computer Science, both from Tel Aviv University.

          Shiri Lazarovich has served as our chief financial officer since December 2007. Ms. Lazarovich served as our controller since September 2004. Prior to that and from January 2000 she served as a manager in the accountant, assurance and business advisory services department of PricewaterhouseCoopers, Israel. Ms. Lazarovich holds bachelor degrees in Accounting and in Economics from the Hebrew University of Jerusalem and is a Certified Public Accountant in Israel.

          Dov Sella has served as our vice president of marketing and sales since July 2007. Prior to that, and since January 2003, Mr. Sella served as our chief operating officer. Mr. Sella has over 20 years of senior management and product development experience. From 1982 until 1997 Mr. Sella worked for Elbit Systems Ltd., a leading Israeli defense contractor. Among his positions at Elbit were director of programs, director of avionics engineering and director of business development. Between 1997 and 2000, Mr. Sella served as executive vice president and vice president of business development and vice president of research and development of UltraGuide Ltd., a medical devices start-up. During the three years prior to joining our company, Mr. Sella was the president of NeuroVision Inc., a medical technology start-up. Mr. Sella has a B.Sc. degree (cum laude) in Computer Engineering from the Technion Israel Institute of Technology (Technion), He served as a fighter aircraft navigator in the Israeli Air Force.

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

          Ben Zion Gruber was elected as a director designee of the shareholders (excluding Howard Yeung) that participated in the private placement of our shares in June 2002. Mr. Gruber is a founder and manager of several real estate and construction companies and an entrepreneur involved in several hi-tech companies. Mr. Gruber is a Colonel (Res.) of the Israeli Defense Forces serving as Brigadier Commander of a tank battalion. Mr. Gruber holds an M.A. degree in Behavioral Sciences from Tel Aviv University, a B.Sc. degree in Engineering of microcomputers from “Lev” Technology Institute and is currently studying for his PhD degree in Behavioral Sciences at the University of Middlesex, England. In addition Mr. Gruber is a graduate of a summer course in Business Administration at Harvard University, as well as several other courses and training in management, finance and entrepreneurship. Mr. Gruber is a member of the Board of Employment Service of the Government of Israel. He also serves on the boards of directors of the Company for Development of Efrat Ltd., and the Association of Friends of “Kefar Shaul” Hospital. Mr. Gruber serves on the Ethics Committees of the Eitanim and Kefar Shaul Hospitals as well as a director of several other charitable organizations.

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

          Nurit Mor has served as one of our outside directors since August 2006. Ms. Mor has since September 2005 served as an outside director of Aspen Real Estate Ltd. and from May 2004 Ms. Mor has served as an outside director of I.B.I Investment House Ltd., both Israeli public companies. From 1973 to 2003 Ms. Mor served in senior positions in the Bank of Israel, including public complaints and banking supervision department. Ms. Mor holds a B.A. degree in Economics and Statistics a diploma in Business Administration from the Hebrew University, Jerusalem, and an M.A. degree in Labor Studies form the Tel Aviv University.

          Eli Akavia has served as one of our outside directors since August 2006. Mr. Akavia has since August 2002 served as an independent consultant in accounting and audit issues. From 1979 to 2002, Mr. Akavia served as partner in various positions in Luboshitz Kasierer, which was merged into Kost, Forer, Gabbay & Kasierer which is currently a member firm of Ernst & Young Global. Mr. Akavia also serves as a director of Eden Springs Ltd., On Track Innovation Ltd, Starling Ltd and in Eshld Ltd Direct funds, all of which are public Israeli companies. Mr. Akavia has been a Certified Public Accountant (Israel) since 1975 and holds a B.Sc. degree in Mathematics and Economics from the Hebrew University in Jerusalem and an M.B.A. degree from the Tel Aviv University.

          Yuval Dan-Gur, our former VP of engineering, resigned as of December 2008.

B.      Compensation

          The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2008.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers as a group, consisting of 12 persons	$836,544	$322,617

          During the year ended December 31, 2008, we paid each of our outside directors a per meeting attendance fee of NIS 1,000 ($279) plus an annual fee of NIS 18,000 ($5,017).

          As of December 31, 2008, our directors and executive officers as a group, consisting of twelve persons, held options to purchase an aggregate of 589,666 ordinary shares, at exercise prices ranging from $2.07 to $3.42 per share, vesting over three years. These options were issued under our 2003 Stock Option Plan and expire in 2013. In 2008, 261,000 options having an exercise price of $2.14 were granted under the 2003 Plan repricing 258,000 options with an exercise price of $4.02 that were cancelled.

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

Election of Directors

          Our articles of association provide for a board of directors consisting of no less than two and no more than eleven members or such other number as may be determined from time to time at a general meeting of shareholders. All the directors in the company must be qualified to serve as a director and the time required for such position, taking into consideration the type and size of the company and the scope and complexity of its operation. The directors must provide the electing general meeting with a detailed declaration as to the compliance with the above-listed requirements. Our board of directors is currently composed of seven directors.

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

          Messrs. Chan and Gruber are Class A directors and will hold office until the Annual General Meeting of Shareholders to be held in 2009. Messrs. Bodinger and Letchinger are Class B directors and will hold office until the Annual General Meeting of Shareholders to be held in 2010. Mr. Berg is a Class C director and will hold office until the Annual General Meeting of Shareholders to be held in 2011.

          Ms. Mor and Mr. Akavia are outside directors and will hold office until our 2009 Annual General Meeting of Shareholders.

          We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors and instead follow Israeli law and practice. See below in this Item 6C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Marketplace Rules and Home Country Practices.”

Outside and Independent Directors

          Outside Directors. Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder, as such term is defined below, excluding service as an outside director of a company that is offering its shares to the public for the first time.

          In addition, no person may serve as an outside director if the person’s position or other activities create, or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an outside director is appointed, all current members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

          As of 2006, at least one of the elected outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. This requirement does not apply to outside directors appointed prior to 2006. However, if at least one of our directors meets the independence requirements of the Securities Exchange Act of 1934, as amended, and the standards of The Nasdaq Global Market rules for membership on the audit committee and also has financial and accounting expertise as defined in the Companies Law and applicable regulations, then our outside directors are required to meet the professional requirement only.

          Outside directors are elected at our annual general meeting of shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. The initial term of an outside director is three years and he or she may be reelected to additional terms of three years. However, the term of office of an outside director in a company whose shares are traded also outside of Israel, may further extended if all of the following conditions are met: (i) the audit committee and, subsequently, the board of directors of the Company confirms that the reelection for an additional term is for the benefit of the company, taking into account the outside director’s expertise and special contribution to the function of the board of directors and its committees, (ii) the reelection was approved the shareholders in accordance with the special majority requirements for the election of outside directors outside directors and (iii) the shareholders, were informed of the term previously served by such outside director and of the grounds for the audit committee and board of directors resolution to recommend the extension of the outside director’s term of office..

          Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company. If the vacancy of an outside director position causes the company to have fewer than two outside directors, the board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint a new outside director.

          Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service. All outside directors shall receive the same annual compensation from the company; however, if the company has declared an outside director as an “expert outside directors”, as such term is defined under the Companies Regulations; it can pay him or her a higher remuneration in comparison to the other outside directors. Moreover, if an outside director also serves as an independent director under NASDAQ Market Rules and therefore has additional liability, he or she is entitled to receive the highest remuneration permitted under the Companies Regulations.

          Independent Directors. In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. We do not follow the requirement of the NASDAQ Marketplace Rules to maintain a majority of independent directors on our board and instead follow Israeli law and practice. See below in this Item 6C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Marketplace Rules and Home Country Practices.” However, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ Marketplace, on our audit committee.

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

          We do not follow the requirements of the NASDAQ Marketplace Rules with regard to regularly scheduled meetings of independent directors. Under Israeli law outside directors are not required to hold executive sessions. See below in this Item 6C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Marketplace Rules and Home Country Practices.”

          Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law. We have not included such a provision in our articles of association since our board of directors complies with the independent director requirements of the NASDAQ Marketplace Rules described above.

          A recent amendment to the Israeli Companies Law provides that publicly traded company is entitled to nominate independent directors, which shall have all the qualifications of an outside director; however, he or she is not subject to the “accounting and financial expertise” or “professional qualification” requirements and may be elected and removed from office by a simple majority vote of the general shareholders meeting. The nomination of independent directors shall be made only after the company has incorporated into its Articles of Association a provision regarding the number or percentage of independent and outside directors to be nominated in the company.

Committees of the Board of Directors

          Audit Committee. Under the Companies Law, the board of directors of any public company must also appoint an audit committee comprised of at least three directors including all of the outside directors, but excluding the chairman of the board of directors; controlling shareholder or a relative of a controlling shareholder; and any director employed by the company or who provides services to the company on a regular basis. Our audit committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.

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

          The current members of our audit committee are Ms. Nurit Mor and Messrs Eli Akavia and Ben Zion Gruber, each of whom satisfies the “independence” requirements of both the Securities and Exchange Commission and NASDAQ. We also comply with Israeli law requirements for audit committee members. The audit committee meets at least once each quarter.

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

Internal Audit

          The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. An internal audit must satisfy the Israeli Companies Law’s independence requirements. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice. Our internal auditor complies with the requirements of the Israeli Companies Law.

Directors’ Service Contracts

          We do not have any service contracts with our directors. There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

          The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received due to his position as an office holder.

Disclosure of Personal Interests of an Office Holder

          The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

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

          Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

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

          Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

          In addition, a private placement of securities that will (i) cause a person to become a controlling shareholder or (ii) increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, or (iii) will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital in a private placement in which 20% or more of the company’s outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or not under market terms, requires approval by the board of directors and the shareholders of the company.

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

          If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

Insurance of Office Holders

          The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract to insure office holders in respect of liabilities incurred by the office holder with a respect to an act performed in his or her capacity as an office holder, as a result of:

•	a breach of the office holder’s duty of care to the company or to another person;

•

a breach of the office holder’s duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; or

•	a financial liability imposed upon the office holder in favor of another person.

Indemnification of Office Holders

          The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

•	a monetary liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

•

reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a monetary liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

•

reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on him or her by a court, in an action instituted by the company or on the company’s behalf or by another person, against the office holder, or in a criminal charge from which he was acquitted, or in a criminal proceeding in which the office holder was convicted of a criminal offense which does not require proof of criminal intent.

          In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

•

prospectively undertake to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of events which the company’s board of directors deems foreseeable considering the company’s actual operations at the time of the undertaking, and to an amount or standard that the board of directors has determined as reasonable under the circumstances.

•	retroactively indemnify an office holder of the company.

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

•

a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently.

•	any act or omission done with the intent to unlawfully yield a personal benefit; or

•	any fine or forfeiture imposed on the office holder.

          Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if the office holder is a director, also by our shareholders.

          Our Articles of Association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law. We currently maintain a directors and officers liability insurance policy with per claim and aggregate coverage limit of $7.5 million.

D.      Employees

          On December 31, 2008, we employed 98 persons, of whom 41 were employed in research, development and engineering, 44 persons in manufacturing and logistics, 4 persons in sales and marketing, and 9 persons in administration and management and finance. All of our employees are located in Israel. In addition, CACS (our 80% owned subsidiary) employed 21 persons in China.

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

E.      Share Ownership

Beneficial Ownership of Executive Officers and Directors

          The following table sets forth certain information as of March 31, 2009 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership(2)

Herzle Bodinger (3) (4)	118,333	1.3%
Zvi Alon (3) (5)	100,000	1.1%
Dov Sella (3) (5)	100,000	1.1%
Shiri Lazarovich (3) (6)	18,666	*
Oleg Kiperman (3) (7)	57,667	*
Adrian Berg (8) (9)	31,283	*
Roy Kui Chuen Chan (10) (11)	21,833	*
Ben Zion Gruber (3)(12)	40,314	*
Michael Letchinger (13)	–	–
Nurit Mor (3)	–	–
Eli Akavia (3)	–	–
All directors and executive officers as a group (11 persons)	488,096	5.2%

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

(2)	The percentages shown are based on 8,858,553 ordinary shares issued and outstanding as of March 31, 2009.

(3)	The business addresses of Messrs. Bodinger, Alon, Sella, Kiperman, Gruber and Akavia and Ms. Mor and Ms. Lazarovich is c/o RADA Electronic Industries Ltd., 7 Giborei Israel Street, Netanya, Israel.

(4)

All such ordinary shares are subject to currently exercisable options granted under our 2003 stock option plan. 35,000 options at an exercise price of $2.14 per share and 83,333 options at an exercise price of $2.91 per share. The options expire in January 2013.

(5)

All such ordinary shares are subject to currently exercisable options granted under our 2003 stock option plan. 33,333 options at an exercise price of $2.07 per share and 66,667 options at an exercise price of $2.40 per share. The options expire in January 2013.

(6)

All such ordinary shares are subject to currently exercisable options granted under our 1999 and 2003 stock option plans. 5,333 options at an exercise price of $3.42 per share and 13,333 options at an exercise price of $2.40 per share. 16,000 options expire in January 2013 and 2,666 options expire in December 2009.

(7)

All such ordinary shares are subject to currently exercisable options granted under our 1999 and 2003 stock option plan. 6,000 options at an exercise price of $9.85 per share, 25,000 options at an exercise price of $2.07 per share and 26,667 options at an exercise price of $2.40 per share. 51,667 options expire in January 2013 and 6,000 options expire in December 2009.

(8)	The business address of Mr. Berg is Alexander & Co., 17 St. Ann’s Square, Manchester M2 7 PW, U.K.

(9)	Includes 29,750 ordinary shares subject to currently exercisable options granted under our stock option plan at an exercise price of $2.14 per share. The options expire in January 2013.

(10)	The business address of Mr. Roy Chan is Gearhart Holdings (H.K.) Limited, 2202 Kodak House II, 39 Healthy Street, E. North Point, Hong Kong.

(11)	Includes 20,300 ordinary shares subject to currently exercisable options granted under our stock option plan at an exercise price of $2.14 per share. The options expire in January 2013.

(12)

Includes 34,014 ordinary shares issuable upon currently exercisable warrants at an exercise price of $1.88 per share that were issue in June 2007, and 6,300 ordinary shares subject to currently exercisable options granted under our stock option plans, at an exercise price of $2.14 per share. Such options expire in January 2013.

(13)	The business address of Mr. Letchinger is 2709 Rittenhouse Street, Washington DC, 20015, USA.

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

          Options may not be transferable by the optionee otherwise than by will or the laws of descent and distribution and during the optionee’s lifetime are exercisable only by the optionee. Options terminate before their expiration dates one year after the optionee’s death while in our employ, three months after the optionee’s retirement for reasons of age or disability or involuntary termination of employment other than for cause, and immediately upon voluntary termination of employment or involuntary termination of employment for cause.

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

          As of March 31, 2009 options to purchase 165,400 ordinary shares were granted under the 1999 Plan at an average exercise price of $9.63 per share. Of such options, 102,800 have been cancelled or forfeited. 62,600 options having an average exercise price of $8.19 per share are outstanding and currently exercisable.

2003 Stock Option Plan

          Our 2003 Stock Option Plan, or the 2003 Plan, provides for the issuance of stock options to purchase an aggregate of 666,667 of our ordinary shares. At the Company’s Annual General meeting held in August, 2006, shareholder approve a 500,000 share increase in the number ordinary shares available for grant under the plan. Consequently, 1,166,667 shares are subject to this plan. Options under the 2003 Plan may be issued to employees including officers and directors of our company and its subsidiaries who, in the judgment of the board of directors based on the recommendation of our compensation committee, are in a position to contribute significantly to our success. The provisions of our 2003 Plan are designated to allow for the tax benefits promulgated under the Israeli Income Tax Ordinance [New Version]. Our board of directors has resolved that all options that will be granted to Israeli residents under the 2003 Plan will be taxable under the “capital gains path.” Pursuant to this path the profit realized by the employee is taxed as a capital gain (25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted. If the shares are sold before the lapse of said 24 months period, the profit is re-characterized as ordinary income. The company is not allowed a corresponding salary expense, even in the event the profit is taxed as ordinary income. Otherwise, the terms of the 2003 Plan are substantially the same as those of the 1999 Plan.

          In 2008, 261,000 options having an exercise price of $2.14 were granted replacing 258,000 options that were granted in 2003; the options were cancelled and granted under the 2003 Plan to four directors of the Company.

          As of March 31, 2009 options to purchase 1,452,000 ordinary shares were granted under the 2003 Plan at an average exercise price of $2.80 per share of such options, 51,168 options have been exercised and 626,166 options were cancelled, expired or forfeited and 774,666 options remain outstanding of which options to purchase 571,972 ordinary shares having an average exercise price of $2.54 per share are currently exercisable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

          Mr. Howard Yeung is the beneficial holder of 46% of our outstanding shares. In addition, Mr. Yeung currently holds convertible notes under which 1,435,407 ordinary shares are issuable upon conversion and currently exercisable warrants pursuant to which 1,578,947 ordinary shares are issuable. Accordingly, Mr. Howard Yeung may be deemed to control our company.

          The following table sets forth certain information as of March 31, 2009, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)

Howard P.L. Yeung (3) (4) (5)	7,061,872	59.5%
Kenneth Yeung (3) (6)	450,029	5.1%

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

(2)	The percentages shown are based on 8,858,553 ordinary shares outstanding as of March 31, 2009.

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

Record Holders

          Based on a review of the information provided to us by American Stock Transfer & Trust Company, our transfer agent, as of March 31, 2009, there were 163 holders of record of our ordinary shares, of which 144 record holders holding approximately 60.7% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees

B.      Related Party Transactions

          On December 10, 2007 we sold $3.0 million of convertible notes to Mr. Yeung. The convertible notes will mature on December 10, 2010, bear interest at a rate of six month LIBOR plus 3.5% and are convertible into ordinary shares at a conversion price of $2.09 per share. In addition, Mr. Yeung received warrants exercisable for a period of five years beginning on December 10, 2007 to purchase up to an aggregate of 1,578,947 ordinary shares at an exercise price of $2.375 per share.

          In July 2008, entered into a $1.5 million loan agreement with Mr. Yeung in order to facilitate further development of our inertial navigation system technology. The loan was drawdown in two installments: in July ($1.0 million) and in December 2008 ($0.5 million). The loan bears interest at LIBOR plus 3% payable at the beginning of every quarter. Principal payments of $90,000 are payable in six equal installments commencing on July 1, 2009 and the remaining principal is payable in eight equal installments, commencing on April 1, 2011. Subject to the approval of the IMOD, he will be granted a non-exclusive license to use the technology for non-military/commercial purposes. The non-exclusive license will automatically convert to an exclusive license should we default on any of our obligations under the loan agreement. We have also agreed in the future, subject to the approval of several governmental authorities including the IMOD, to establish a joint venture with Mr. Yeung or an affiliated entity that will be engaged in the production and marketing of such non-military/ commercial products and technology.

C.      Interests of Experts and Counsel

          Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information

Legal Proceedings

          In December 1998, Mr. Haim Nissenson, our former president and chief executive officer, filed a complaint against us and Mr. Herzle Bodinger, chairman of our Board of Directors and our president, in the Regional Labor Court of Tel Aviv (Case No. 3/4074/98 H. Nissenson v. RADA Electronic Industries Ltd. and others), seeking approximately NIS 2.0 million for salary, vacation and severance payments and other benefits that he was allegedly entitled to pursuant to his retirement agreement with us. In addition, Mr. Nissenson has also sought a permanent injunction and declarative relief, stating that a personal loan that was provided to him by us had been forgiven. In August 2000, we filed a claim against Mr. Nissenson in the Regional Court for Labor Disputes in Tel Aviv (Case No. 7049/00 RADA Electronic Industries Ltd. v. Nissenson.) for the amount of NIS 2.0 million the repayment of the loan we granted to Mr. Nissenson that allegedly was forgiven by us in Mr. Nissenson’s retirement agreement, as mentioned above. The hearings of both Mr. Nissenson’s and our claims in the Regional Court for Labor Disputes were joined. In February 2009, the Regional Labor Court determined that Mr., Nissenson is required to repay the $485,000 of loans he received from us together with accrued interest and linkage differences as provided by law. The Court also denied all of Mr. Nissenson’s claims and allegations against Mr. Herzle Bodinger, our current Chairman of the Board, as well as substantially all of Mr. Nissenson’s claims against us, except for payment of recuperation fees and vacation fees in the aggregate amount of NIS 109,000, together with accrued interest and linkage differences, as provided by law. The Court found that the retirement agreement between us and Mr. Nissenson is null and void since it was not legally approved, tainted with misleading information provided by Mr. Nissenson and included provisions that were not properly approved by our Board of Directors.

          We have reached a settlement in all other pending claims involving Messrs Nissenson, Dobronski, other current and former directors and officers and us. Pursuant to this settlement, it was agreed that all the claims that were filed in the following cases 6152-08-07 (old number 2514/99), 6159-08-07 (old number 1751/01), 2600-03-08 (old number 1158/01), 1845/05 in the District Court of Tel-Aviv, 56365/04 in the magistrate Court of Tel-Aviv and 29334/06 in the Magistrate Court of Tel Aviv were dismissed, while such agreement does not constitute a waiver by each party of any of its claims or otherwise an admission of the parties’ claims. Pursuant to such agreement, we do not insist in our claims that Mr. Nissenson and Mr, Dobronski did not disclose their personal interest in Jetborne International, Ltd., as previously stated in our reports.

          In January 2000, Vertical Integration Limited filed a claim against us with the District Court of Tel Aviv (Case No. 1120/00 Vertical Integration Limited v. RADA Electronic Industries Ltd) for the amount of $250,000. It was alleged that at the beginning of 1997 Plaintiff entered into an agreement with us, whereby it was entitled to remuneration in the event that it would find an investor for us. The claim was dismissed by the District Court and it was held, inter alia, that the witnesses for the Plaintiffs were not credible. Plaintiffs appealed to the Supreme Court and their appeal was denied on 4.2.2009.

          In May 2001, Mr. David Kenig, a former member of our board of directors, filed a claim against us in the District Court of Tel Aviv (Civil Case 1791/01 Kenig v. RADA Electronic Industries Ltd.) seeking a declaration that he is entitled to receive options to purchase 200,000 of our ordinary shares (after the reverse split) under the same terms and conditions as those granted by us to other directors in 1999, and an injunction enforcing us to issue such options to him. Based on legal advice, we believe that the claim has no merits. In July 2001, we filed a counter-claim in the amount of NIS 500,000. In the counter-claim we maintain that Mr. Kenig is personally responsible for executing Mr. Nissenson’s retirement agreement and that in such capacity he breached his fiduciary and care duties towards us and should the Labor Court decide that the retirement agreement is valid and enforceable against us, then Mr. Kenig has to indemnify us for all the damages caused to us as a result of such Labor Court decision. The District Court has issued a stay of the hearings pending resolution of the Labor Court proceedings detailed above.

          In March 2007, Mr. David Kenig commenced an action against us in New York State Supreme Court alleging that we failed to provide him certain stock options to which he was entitled as a result of his service on the Board of Directors in the 1990s. Mr. Kenig alleged in his complaint that he was entitled to recover $1.8 million from us. We moved to dismiss this complaint on several grounds. In December 2007, the court granted our motion to dismiss the action in its entirety. Mr. Kenig attempted to appeal from the dismissal, but did not do so in a timely fashion and his appeal was rejected. He subsequently made a motion to the appellate court in New York seeking additional time to prosecute his appeal. That motion was denied. Mr. Kenig has made a motion to the appellate court asking that court to reconsider its denial of his request for additional time to appeal. That motion was denied and Mr. Kenig’s appeal from the order dismissing his claims was dismissed.

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

A.      Offer and Listing Details

          Annual Stock Information

          The following table sets forth for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National Market or the NASDAQ Capital Market:

Year	High	Low

2004	10.32	3.42
2005	5.64	3.18
2006	3.90	1.95
2007	3.00	1.95
2008	2.80	0.50

          Quarterly Stock Information

          The following table sets forth for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

2007	High	Low

First Quarter	$2.15	$1.74
Second Quarter	2.20	1.42
Third Quarter	2.55	1.52
Fourth Quarter	3.00	1.95

2008	High	Low

First Quarter	$2.80	$1.52
Second Quarter	2.20	1.68
Third Quarter	1.90	1.20
Fourth Quarter	1.54	0.50

          Monthly Stock Information

          The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low

2008
October	$1.54	$0.50
November	1.33	0.53
December	0.98	0.53

2009
January	$0.94	$0.62
February	1.10	0.52
March (through March 30, 2009)	1.26	0.77

B.      Plan of Distribution

          Not applicable.

C.      Markets

          Our ordinary shares traded on the NASDAQ National Market under the symbol “RADIF” from 1985 until June 10, 2002 when the listing of our ordinary shares was transferred to the NASDAQ National Market. On December 13, 2005, we changed our symbol to “RADI,” and on March 15, 2007, we changed our symbol to “RADA.”

D.      Selling Shareholders

          Not applicable.

E.      Dilution

          Not applicable.

F.      Expense of the Issue

          Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.      Share Capital

          Not applicable.

B.      Memorandum and Articles of Association

Purposes and Objects of the Company

          We are registered with the Israeli Companies Registry and have been assigned company number 52-003532-0. Section 2 of our memorandum of association provides that we were established for the purpose of engaging in the business of providing services of planning, development, consultation and instruction in the electronics field. In addition, the purpose of our company is to perform various corporate activities permissible under Israeli law.

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

The Powers of the Directors

          Under the provisions of the Israeli Companies Law, and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See “Item 6A. Directors, Senior Management and Employees – Approval of Related Party Transactions Under Israeli Law.”

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

          The rights attached to the ordinary shares are as follows:

          Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors. See “Item 8A. Financial Information – Consolidated and Other Financial Information – Dividend Distribution Policy.” If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

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

          Pursuant to our articles of association, our directors are elected at our annual general meeting of shareholders for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. and hold office until the third next annual general meeting of shareholders and until their successors have been elected. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. For information regarding the election of outside directors, see “Item 6C. Directors, Senior Management and Employees – Directors and Senior Management - Board Practices - Election of Directors.”

          Rights to share in the company’s profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See this Item 10B. “Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Dividend Rights.”

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

          Limitations on any existing or prospective major shareholder. See Item 6A. “Directors and Senior Management – Approval of Related Party Transactions Under Israeli Law.”

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

Annual and Special General Meetings

          The board of directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.

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

Provisions Restricting Change in Control of Our Company

          The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such board’s confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Generally, under the Israeli Companies Law, our articles of association are deemed to include a requirement that such merger be approved by a special resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder. See also “Item 6A. Directors, Senior Management and Employees – Directors and Senior Management – Approval of Related Party Transactions Under Israeli Law.” In addition, the purchase of 25% or more of the outstanding share capital of a company or the purchase of substantial assets of a company requires, under certain conditions the approval of the Restrictive Practices Authority. Furthermore if the target company has received tax incentives of grants from the Office of the Chief scientist, changes in ownership may require also the approval of the tax authorities or the Office of the Chief Scientist, as applicable.

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

C.      Material Contracts

          None.

D.      Exchange Controls

          Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

          Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repairable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

          Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repairable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

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

General Corporate Tax Rate

          Israeli companies are subject to income tax on their worldwide income regardless of the territorial source of such income. The applicable rate for 2008 was 27%. The rate will be further reduced to 26% in 2009 and 25% in 2010 and thereafter. Capital gains derived after January 1, 2003 (the gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are subject to tax at a rate of 25%.

Law for the Encouragement of Industry (Taxes), 1969

          The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. We believe that we currently qualify as an “Industrial Company” within the meaning of the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividend, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

          The following corporate tax benefits, among others, are available to Industrial Companies:

•	Amortization of the cost of purchased know-how and patents and/or right to use a patent and know-how which are used for the development or advancement of the company, over an eight-year period;

•	Accelerated depreciation rates on equipment and buildings;

•	Under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

•	Expenses related to a public offering are deductible in equal amounts over three years.

          Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Law for the Encouragement of Industrial Research and Development, 1984

          Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs approved by a governmental committee of the Office of the Chief Scientist are eligible for grants, in exchange for payment of royalties from revenues generated by the products developed in accordance with the program. Once a project is approved, the Office of the Chief Scientist will award grants between 20-50% of the project’s approved budget, in exchange for royalties at a rate of 3% to 6%, depending on the date of approval of the project, of the proceeds from the sales of the products that are developed from projects funded by the Office of the Chief Scientist. These royalties must be paid beginning with the commencement of sales of those products and ending when 100% of the dollar value of the grant was repaid or, for projects approved after January 1, 1999, the dollar amount of the grant plus interest at the rate LIBOR for dollar deposits in a twelve-month period.

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

          The amendment further permits, under certain circumstances and subject to the Office of the Chief Scientist’s prior approval, the transfer outside Israel of know-how that has been funded by Office of the Chief Scientist, generally in the following cases: (a) the grant recipient pays to the Office of the Chief Scientist a portion of the consideration paid for such funded know-how (according to certain formulas), (b) the grant recipient receives know-how from a third party in exchange for its funded know-how, or (c) such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities.

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

          In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.

          Accordingly, any foreign resident who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research Law.

          Additionally, procedures regulated under the Research Law require the grant recipient to obtain the approval of the Office of the Chief Scientist, or the OCS, prior to a change in the holdings of the recipient or change in the holdings of the means of control of the recipient if the recipient’s shares are being issued to a foreign person or entity and require the new foreign party to undertake to the Office of the Chief Scientist to comply with the Research Law.

          We cannot assure you that we will receive OCS grants in the future. In addition, each application to the OCS is reviewed separately, and grants are based on the program approved by the research committee. Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the OCS.

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

Taxation under Inflationary Conditions

          The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. On February 26, 2008, the Inflationary Adjustments Law was abolished effective as of January 1, 2008, subject however to transition provisions and other special provisions for prevention of distortion in tax calculations. The Inflationary Adjustments Law was highly complex. Its features, which were material to us, can be generally described as follows:

•

Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, based on the change in the consumer price index. The unused portion that is carried forward may be deducted in full in the following year. Beginning in 2008 and thereafter no deduction will be permitted. However, the unused portion of deduction accumulated until December 31, 2007, will be deducted from the taxable income of 2008, with no adjustment to the inflation at 2008.

•

If the company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to the company’s ordinary income beginning in 2008 and thereafter no excess will be added.

•

Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index. Depreciation regulation will continue to apply but losses carried forward will be adjusted for inflation only until December 31, 2007. In February 2008, the Income Tax law (Inflation adjustment) was cancelled.

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

          Under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. However, under the U.S.-Israel Tax Treaty, U.S. Residents would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to limitations in U.S. laws applicable to foreign tax credits. The treaty does not relate to U.S. state or local taxes.

Taxation of Foreign Resident Holders of Shares

          Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a substantial shareholder, the applicable tax rate is at 25%. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%.

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

United States Federal Income Tax Consequences

          The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not discuss all the tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules, including persons that are non-U.S. Holders, broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, foreign resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar, persons who hold the ordinary shares through partnerships or other pass-through entities, persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, investors that actually or constructively own 10 percent or more of our voting shares, and investors holding ordinary shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

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

          For purposes of this summary, the term “U.S. Holder” means an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

          Subject to the discussion below under “Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “-Disposition of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

          Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for United States foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion below. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

          Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Ordinary Shares

          If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amounts realized on the sale or other disposition and your adjusted tax basis in the ordinary shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

          An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (the “IRS”). In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

          For U.S. federal income tax purposes, we will be considered a passive foreign investment company (“PFIC”) for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

          If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a “qualified electing fund” (a “QEF election”) or to “mark-to-market” your ordinary shares, as described below:

•

you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•

the amount allocated to each year during which we are considered a PFIC and subsequent years, other than the year of the dividend payment or disposition, would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

•	you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

          Alternatively, if the ordinary shares are considered “marketable stock” and if you elect to “mark-to-market” your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer a PFIC, will be capital gain or loss.

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

          Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. Gift and Estate Tax

          An individual U.S. Holder of ordinary shares will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

F.      Dividend and Paying Agents

          Not applicable.

G.      Statement by Experts

          Not applicable.

H.      Documents on Display

          We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

          As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm, and we intend to file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

          This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.rada.com. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-30198.

          The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at 7 Giborei Israel Street, Netanya 42504, Israel.

I.      Subsidiary Information

          Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Interest Rate Risk

          We currently do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk. We pay interest on our credit facilities, convertible notes and long-term and short-term loans based on Libor, for dollar-denominated loans, and Israeli prime or adjustment differences to the Israeli consumer price index, for some of our NIS-denominated loans. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities. However, we expect our exposure to market risk from changes in interest rates to be minimal and not material. Therefore, no quantitative tabular disclosures are required.

          A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the U.S. dollar). As of December 31, 2008, we had liabilities payable in NIS which are not linked to the U.S. dollar in the amount of $5.5 million and cash and receivables in the amount of $2.2 million denominated in NIS. Accordingly, an increase of 1% of the NIS against the dollar would increase our financing expenses by approximately $32,000. A devaluation of 1% of the NIS against the dollar would decrease our financing expenses by the same amount. Neither a ten percent increase nor decrease in current exchange rates would have a material affect on our consolidated financial statements. However, the amount of liabilities payable and/or cash and receivables in NIS is likely to change from time to time.

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

Disclosure Controls and Procedures

          We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management’s Annual Report on Internal Control over Financial Reporting

          Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2008, our internal control over financial reporting is effective.

          This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

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

          Our board of directors has determined that that Mr. Eli Akavia, one of our outside directors, qualifies as an independent director as this term is defined by the rules of the Securities and Exchange Committee and NASDAQ, and meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief listing of Mr. Akavia’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees -- Directors and Senior Management.”

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

Fees Paid to Independent registered Public accounting firm

          The following table sets forth, for each of the years indicated, the fees paid to our principal independent registered public accounting firm. All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31

	2007	2008

Services Rendered:
Audit	$70,000	$84,000

Total	$70,000	$84,000

Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent registered public accounting firm can reasonably provide, such as services preformed in connection with documents filed with the SEC.

          Pre-Approval Policies and Procedures

          Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered accounting firm, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

          Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

          Neither we, nor any “affiliated purchaser” of our company, has purchased any of our securities during 2008.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

          Not applicable

ITEM 16G.	CORPORATE GOVERNANCE

          Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350 must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

          In May and August 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350. We informed NASDAQ that we do not comply with the following requirements of Rule 4350, and instead follow Israeli law and practice in respect of such requirements:

•

the requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. In addition, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee. See above in this Item 6C. “Directors, Senior Management and Employees - Board Practices - Independent and Outside Directors.

•

the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present. Under Israeli law independent directors are not required to hold executive sessions.

•

the requirement regarding the nominations process for directors. Instead, we follow Israeli law and practice in accordance with which our board of directors recommends directors for election by our shareholders. See above in this Item 6C. “Directors, Senior Management and Employees - Board Practices - Election of Directors.”

•

the requirement regarding the compensation of officers. Instead, we follow Israeli law and practice. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require the approval of the board of directors if the transaction is not an “extraordinary transaction,” unless a company’s articles of association provide otherwise, and if such transaction is an “extraordinary transaction,” it requires the approval of the audit committee and the board of directors, in that order. The compensation of office holders who are directors must be approved by our Audit Committee, Board of Directors and shareholders, in that order.

PART III

ITEM 17.	FINANCIAL STATEMENTS

          Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant*
1.2	Articles of Association of the Registrant*
2.1	Specimen of Share Certificate*
4.1	1999 Employee Stock Option Plan, as amended*
4.2	2003 Employee Stock Option Plan, as amended**
4.3	Memorandum of Agreement dated June 23, 2003 between the Registrant and Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M.**
4.4	Loan Agreement dated July 1, 2008 between the Registrant and Faith Content Development Ltd.
4.5	Joint Venture Agreement dated July 2, 2008 between the Registrant and Faith Content Development Ltd.
4.6	License Agreement dated July 2, 20-08 between the Registrant and Faith Content Development Ltd.
8	List of Subsidiaries of the Registrant
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, Independent Registered Public Accounting Firm (Israel) with respect to our Registration Statements on Form F-3 and S-8

          * Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.
          ** Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

             We have audited the accompanying consolidated balance sheets of Rada Electronic Industries Ltd. (“the Company”) and subsidiary as of December 31, 2008 and 2007 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

             We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

             In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiary as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2009	A Member of Ernst & Young Global

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands
		December 31,

	Note	2008	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$964	$835
Restricted cash		793	598
Trade receivables (net of allowance for doubtful accounts of $ 60 and $ 62 at December 31, 2008 and 2007, respectively)		3,434	4,907
Other accounts receivable and prepaid expenses		597	305
Costs and estimated earnings in excess of billings on uncompleted contracts	3a	2,210	701
Inventories	4	4,409	2,609

Total current assets		12,407	9,955

LONG-TERM RECEIVABLES AND DEPOSITS:
Long-term receivables	5	803	983
Leasing deposits		56	57

Total long-term receivables and deposits		859	1,040

PROPERTY, PLANT AND EQUIPMENT, NET	6	3,699	2,745

OTHER ASSETS:	7
Intangible assets, net		972	1,414
Goodwill		557	214

Total other assets		1,529	1,628

Total assets		$18,494	$15,368

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

		December 31,

	Note	2008	2007

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	8	$162	$490
Trade payables		2,760	1,472
Other accounts payable and accrued expenses	9	3,860	3,847
Billings in excess of costs and estimated earnings on uncompleted contracts	3b	43	88

Total current liabilities		6,825	5,897

LONG-TERM LIABILITIES:
Long-term loan	8b	33	–
Loans from shareholders, net	8b	1,546	261
Convertible note from a shareholder, net	11c	1,980	1,622
Accrued severance pay and other long term liability		558	404

Total long-term liabilities		4,117	2,287

COMMITMENTS AND CONTINGENT LIABILITIES	10

MINORITY INTEREST		556	459

SHAREHOLDERS’ EQUITY:	11
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at December 31, 2008 and 2007; Issued and outstanding: 8,858,553 and 8,705,788 shares at December 31, 2008 and December 31, 2007, respectively		119	116
Additional paid-in capital		69,495	68,968
Accumulated other comprehensive income		317	–
Accumulated deficit		(62,935)	(62,359)

Total shareholders’ equity		6,996	6,725

Total liabilities and shareholders’ equity		$18,494	$15,368

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

		Year ended December 31,

	Note	2008	2007	2006

Revenues:	15
Products		$15,543	$11,704	$10,984
Services		2,338	2,317	2,053

		17,881	14,021	13,037

Cost of revenues:
Products		12,472	9,501	9,517
Services		1,214	1,180	1,482

		13,686	10,681	10,999

Gross profit		4,195	3,340	2,038

Operating costs and expenses:
Research and development		686	324	181
Marketing and selling		1,496	1,213	1,316
General and administrative		1,903	2,190	1,794

Total operating costs and expenses		4,085	3,727	3,291

Operating profit (loss)		110	(387)	(1,253)
Financial expenses, net	13	668	629	775
Other income, net		–	–	45

		(558)	(1,016)	(1,983)
Minority interest in earnings of subsidiary		(18)	(62)	(17)

Net loss		$(576)	$(1,078)	$(2,000)

Net loss per share:
Basic and diluted net loss per share		$(0.07)	$(0.12)	$(0.23)

Weighted average number of Ordinary shares used for computing basic and diluted net loss per share		8,855,205	8,705,788	8,701,924

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity

Balance at January 1, 2006	8,691,955	$116	$66,900	$–	$(59,281)	$7,735

Exercise of options	13,833	*) –	28	–	–	28
Share-based compensation for employees	–	–	221	–	–	221
Issuance expenses related to stamp tax provision	–	–	90	–	–	90
Net loss	–	–	–	–	(2,000)	(2,000)

Balance at December 31, 2006	8,705,788	116	67,239	–	(61,281)	6,074

Share-based compensation for employees	–	–	175	–	–	175
Issuance of warrants	–	–	986	–	–	986
Beneficial conversion feature on convertible note	–	–	568	–	–	568
Net loss	–	–	–	–	(1,078)	(1,078)

Balance at December 31, 2007	8,705,788	116	68,968	–	(62,359)	6,725

Share-based compensation for employees	–	–	131	–	–	131
Conversion of loan into shares	152,765	3	396	–	–	399
Foreign currency translation adjustment, net	–	–	–	317	–	317
Net loss	–	–	–		(576)	(576)

Balance at December 31, 2008	8,858,553	$119	$69,495	$317	$(62,935)	$6,996

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2008	2007	2006

Cash flows from operating activities:

Net loss	$(576)	$(1,078)	$(2,000)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,154	1,227	1,398
Amortization expense on convertible note	358	142	298
Amortization expense on loans	114	37	–
Loss due to extinguishment of a loan	100	–	–
Minority interest in earnings of subsidiary and others	97	62	17
Share-based compensation for employees	131	175	221
Severance pay, net	35	2	7
Decrease (increase) in trade receivables, net	1,502	(611)	624
Increase in other accounts receivable and prepaid expenses	(250)	(105)	(44)
Decrease (increase) in costs and estimated earnings in excess of billings, net	(1,554)	(230)	622
Decrease (increase) in inventories	(2,214)	104	(526)
Decrease (increase) in trade payables	950	(139)	(60)
Increase (decrease) in other accounts payable and accrued expenses	(163)	296	160

Net cash provided by (used in) operating activities	(316)	(118)	717

Cash flows from investing activities:
Cash paid in conjunction with the acquisition of certain assets and liabilities of Vectop.	(235)	–	–
Change in restricted cash	(195)	106	313
Purchase of property, plant and equipment	(498)	(353)	(236)
Decrease (increase) in leasing deposits	1	21	(6)

Net cash provided by (used in) investing activities	(927)	(226)	71

Cash flows from financing activities:
Proceeds from long term loan from a shareholder	1,500	–	–
Proceeds from long term receivables	158
Proceeds from issuance of loan and warrants	–	400	–
Proceeds from issuance of convertible loan and warrants	–	3,000	–
Proceeds from long-term loans from banks, net	165	–	288
Proceeds from bridge loan	–	–	650
Repayment of bridge loan	–	–	(650)
Repayments of current maturities of long-term loans	(157)	(306)	(525)
Repayments of long-term convertible note	–	(3,000)	–
Short-term bank credit, net	(333)	95	61
Exercise of options	–	–	28

Net cash provided by (used in) financing activities	1,333	189	(148)

Effect of exchange rate changes on cash and cash equivalents	39	–	–
Increase (decrease) in cash and cash equivalents	129	(155)	640
Cash and cash equivalents at the beginning of the year	835	990	350

Cash and cash equivalents at the end of the year	$964	$835	$990

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2008	2007	2006

(b) Supplemental disclosures of cash flow activities:

Net cash paid during the year for:

Income taxes	$22	$15	$14

Interest	$216	$308	$307

(c) Non-cash transactions:

Transfer of inventory to equipment	$429	$245	$–

Goodwill in respect of Vectop (royalties payable)	$93	$48	$166

Purchase of fixed assets	$486	$–	$–

Conversion of loan into shares	$399	$–	$–

Issuance expenses related to stamp tax provision	$–	$–	$90

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL

a.	Rada Electronic Industries Ltd. an Israeli corporation (“the Company”), is involved in the military and commercial aerospace industries. The Company is engaged in the development, manufacture and sale of defense electronics (solid-state recorders, computers, inertial navigation systems and alike) and their supporting ground systems (automated testers, data debriefing stations). The Company also provides test and repair services using our CATS™ testers and test program sets for commercial aviation electronic systems through the Chinese subsidiary.

b.	As reflected in the consolidated financial statements as of December 31, 2008, the Company has an accumulated deficit of $ 62,935. Based on continued financial support from the Company’s shareholders and existing and anticipated orders in 2009, management believes that the anticipated cash flows from operations, as well as financial support from the Company’s controlling shareholders, will enable the Company to finance its operations at least through December 31, 2009.

c.	The Company operates a test and repair shop using its Automated Test Equipment (“ATE”) products in Beijing, China through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. (“CACS” or “subsidiary”). CACS was established with a third party, which owns the remaining 20% equity interest.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

a.	Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

Most of the revenues of the Company are generated in U.S. dollars (“dollar”). In addition, a substantial portion of the costs of the Company is incurred in dollars. The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, its functional and reporting currency is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate, in the period in which the currency exchange rate changes.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements of the Company’s foreign subsidiary, whose functional currency is not the U.S. dollar, have been translated into dollars. All balance sheet amounts have been translated using the exchange rates in effect at balance sheet date. Statement of operation amounts have been translated using the average exchange rate prevailing during the year. Such translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

c.	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiary. Inter-company transactions and balances have been eliminated upon consolidation.

d.	Reclassifications:

Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation.

e.	Cash and cash equivalents:

All highly liquid investments that are readily convertible to cash and are not restricted as to withdrawal or use and the period to maturity of which did not exceed three months at time of deposit, are considered cash equivalents.

f.	Restricted cash:

Restricted cash is invested in a short-term bank deposit (less than three months), which is mainly used as security for the Company’s guarantees to customers. The deposit is in U.S. dollars and bears a variable interest up to 1%.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories and for market prices lower than cost. See also Note 4.

Cost is determined as follows:

Raw materials and components - using the “first-in, first-out” cost method.

Work in progress and finished goods - represents the cost of manufacturing with the addition of allocable indirect manufacturing costs.

Amounts related to long-term contracts as determined by the percentage of completion method of accounting are recorded as “Costs and estimated earnings in excess of billings.”

h.	Property, plant and equipment:

Property plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are as follows:

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

%

Factory and other buildings	4
Machinery and equipment	7, 10, 15, 33
Office furniture and equipment	6 - 15

Leasehold improvements are depreciated over the shorter of the estimated useful life or the lease period.

Assets, in respect of which investment grants have been received, are presented at cost less the related grant amount. Depreciation is based on net cost.

i.	Intangible assets:

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

At each balance sheet date, the unamortized capitalized costs of the software products are compared to the net realizable value of the product. If the unamortized capitalized costs of a computer software product exceed the net realizable value of the product, such excess is written off. The net realizable value is calculated as the estimated future gross revenues from the product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy the Company’s responsibility set forth at the time of the sale.

A customer relationships asset (intangible asset) has been recorded as a result of the acquisition of Vectop and is amortized over the expected useful life of five years.

As for impairment charges included in these financial statements, see Note 7.

j.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2008, no impairment losses have been identified.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Goodwill

Goodwill represents excess of the costs over the net assets of businesses acquired. Under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill acquired in a business combination should not be amortized. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, In 2008 and 2007, the Company recorded goodwill in respect of additional consideration payable in connection with the acquisition of Vectop relating to royalties due based on actual revenues derived from Vectop projects. The Company operates in one segment, and this segment comprises its only reporting unit, as required under SFAS 142.

SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to the reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company determines its fair value according to the Company’s market capitalization and the goodwill was tested for impairment by comparing the fair market value with its carrying amount. As of December 31, 2008 and 2007, no impairment losses have been identified. As a result, step two was not required.

l.	Research and development costs:

Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”), requires capitalization of certain software development, costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model.

Research and development costs incurred in the process of developing product masters and the Company’s Test System Programs Sets (“TPS”) software library, integrated with the Company’s test station, are charged to expenses as incurred.

Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release, have been capitalized.

m.	Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS 109”). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The adoption of FIN 48 did not result in a change in the Company’s accumulated deficit. The Company did not record any provision in connection with FIN 48 as of December 31, 2007 and 2008.

n.	Severance pay:

The Company’s agreements with most of its employees are in accordance with section 14 of the Severance Pay Law -1963, under which the Company’s contributions for severance pay shall be instead of severance compensation. Upon release of the policy to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee.

The Company’s liability for severance pay for the employees that are not under section 14, is calculated pursuant to Israel’s Severance Pay Law, based on the most recent salary of the employees as of the balance sheet date less monthly deposits for insurance policies and/or pension funds. Employees are entitled to one month’s salary for each year of employment or a portion thereof.

The carrying value of deposited funds includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements.

Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2008, 2007 and 2006 amounted to $ 28, $ 21 and $ 43, respectively.

o.	Fair value of financial instruments:

The carrying amount of cash and cash equivalents, restricted cash, trade receivables, other accounts receivable, short-term bank credit, current maturities of long term loans, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

The fair value of the convertible notes and long-term loans are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the convertible notes and long-term loans approximates their fair value.

Effective January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements” and, effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 2- Include other inputs that are directly or indirectly observable in the marketplace. Level 3-Unobservable inputs which are supported by little or no market activity.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, trade receivables and long-term receivables.

The Company’s cash and cash equivalents and restricted cash are mainly held in U.S. dollars with major banks in Israel. Management believes that the financial institutions that hold the Company’s investments are financially sound and, low, minimal credit risk exists with respect to these investments.

The Company’s trade receivables are derived from sales to large and solid organizations located mainly in the United States, Europe and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to these amounts that the Company has determined to be doubtful of collection. The allowance is computed for specific debts and the collectability is determined based upon the Company’s experience.

The Company granted loans in prior years to its former CEO and a former officer amounting to approximately $ 845 as of December 31, 2008. These loans are partly unsecured and if not paid, the Company will incur a loss equal to the amount of the loan, net of a provision recorded against the loan. (See also note 10 for status of litigation).

The Company has no off-balance sheet credit risks.

q.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, stockholders. The other comprehensive income (loss) relates to gain and loss on foreign currency translation adjustments.

r.	Warranty:

In connection with the sale of its products, the Company provides product warranties for periods between one year to one year and a half. Based on past experience and engineering estimates, the liability from these warranties is immaterial as of December 31, 2007 and 2008.

s.	Share-based compensation:

At December 31, 2008, the Company has two stock-based employee compensation plans, which are described in Note 11b.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective January 1, 2006, the Company adopted FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) , and related Securities and Exchange Commission rules included in Staff Accounting Bulletin No. 107, on a modified prospective basis. Under this method, compensation cost recognized in 2006 includes costs related to 1) all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and 2) all share-based payments granted subsequent to January 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of operations. Results for prior periods have not been restated.

The Company estimates the fair value of stock options on the grant date using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions:

	Year ended December 31,

	2008	2007	2006

Expected term	3 years	4 years	4 years
Dividend yield	0%	0%	0%
Expected volatility	53%	43%	54%
Risk-free interest rate	2.7%	4.7%	4.7%

The risk-free interest rate assumption is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term as of the Company’s employee stock options. The dividend yield assumption is based on the Company’s historical and expectation of future dividend payouts and may be subject to changes in the future. The expected term of the options represents the period of time that the options are expected to be outstanding and is based on the simplified method, as allowed under Staff Accounting Bulleting 110, which is the mid point between the vesting date and the end of the contractual of the option. The Company used its historical stock price movement over the most recent periods ended on the date of grant equal to the expected option term for calculating volatility in accordance with SFAS 123 (R). Estimated forfeitures are based on actual historical pre-vesting forfeitures. The expected term in 2008 was determined to be three years due to the modification of the options (see also Note 11b).

t.	Revenue recognition:

The Company generates revenues mainly from the sale of products and from long-term fixed price contracts for ATE, avionics and ground debriefing systems. In addition, the Company leases ATE to customers and provides manufacturing, development and product support services.

Product revenues:

The Company recognizes revenue from sales of products in accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”. Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the Company has determined that collection of the fee is probable. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse, unless the Company can objectively and reliably demonstrate that the criteria specified in the acceptance provisions are satisfied.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from long-term fixed price contracts which provide a substantial level of development efforts are recognized in accordance with Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”), using contract accounting on a percentage of completion method in accordance with the “Input Method”. The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. As of December 31, 2008 and 2007, the provision for estimated losses identified is $ 106 and $ 26 respectively.

Revenues under long-term fixed-price contracts that involve both development and production are recorded using the cost-to-cost method (development phase) and units-of-delivery method (production phase) as applicable to each phase of the contract, as the basis to measure progress toward completion.

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

Revenues from certain arrangements may include multiple elements within a single contract. The Company’s accounting policy complies with the provisions of Emerging Issues Task Force Issue 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), relating to the separation of multiple deliverables into individual accounting units with determinable fair value. The Company’s arrangements are accounted for as separate units of accounting when it is possible to determine objective and reliable evidence of fair value of the undelivered elements in order to separate the fees among the elements. Revenue is recognized when the element is delivered and all other criteria for revenue recognition are met.

The Company accounts for software sales (TPSs) in accordance with Statement of Position No. 97-2, “Software Revenue Recognition (“SOP No. 97-2”), as amended. Revenue from software arrangements is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. Arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable. If the fee is considered not to be fixed or determinable, revenue is deferred and recognized when payment becomes due from the customer or are actually collected when collectability is not probable, providing that all other revenue recognition criteria have been met.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Service revenues:

Revenues from services are recognized as the services are performed.

Revenue under operating leases of equipment are recognized ratably over the lease period, in accordance with Statement of Financial Accounting Standard No. 13, “Accounting for Leases” (“SFAS No. 13”).

Deferred revenues include unearned amounts received from customers, but not yet recognized as revenues.

u.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share”. For the years ended December 31, 2008, 2007 and 2006, all outstanding options, convertible notes and warrants have been excluded from the computation of diluted net loss per share, since their effect is anti-dilutive.

v.	Recently issued Accounting Standards:

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquire and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company does not expect the adoption of SFAS 141R will have material impact on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 will have significant impact on its consolidated financial statement.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP FAS 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP FAS 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP FAS 157-2. The Company does not expect the adoption of FAS 157 with respect to certain nonfinancial assets and nonfinancial liabilities that are under the scope of FSP FAS 157-2, to have a material impact on its financial position, results of operations or cash flows.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, “Determination of the Useful Life of Intangible Assets”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The Company does not expect the adoption of FAS 142-3 will have material impact on the Company’s consolidated financial statement.

In June 2008, the FASB issued EITF No. 07-5 “Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. The Company believes adopting this statement will have no material impact on the consolidated financial statements.

NOTE 3:- CONTRACTS IN PROGRESS

Amounts included in the financial statements, which relate to costs and estimated earnings in excess of billings on uncompleted contracts are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Summarized below are the components of the amounts:

a.	Costs and estimated earnings in excess of billings on uncompleted contracts:

	December 31,

	2008	2007

Costs incurred on uncompleted contracts	$6,036	$5,152
Estimated earnings	732	790

	6,768	5,942
Less - billings and progress payments	4,558	5,241

	$2,210	$701

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:- CONTRACTS IN PROGRESS (Cont.)

b.	Billings in excess of costs and estimated earnings on uncompleted contracts:

	December 31,

	2008	2007

Costs incurred on uncompleted contracts	$835	$1,040
Estimated earnings (expenses)	(118)	–

	717	1,040
Less - billings and progress payments	760	1,128

	$(43)	$(88)

NOTE 4:- INVENTORIES

	December 31,

	2008	2007

Raw materials and components	$1,894	$1,349
Work in progress	1,933	767
Finished goods	582	493

	$4,409	$2,609

Write-offs of inventories for the years ended December 31, 2008, 2007 and 2006 amounted to $ 191, $ 134 and $ 29, respectively. The write-offs were due to slow-moving items and excess inventories and were recorded as cost of revenues.

NOTE 5:-      LONG-TERM RECEIVABLES

	December 31,

	2008	2007

Loan to former chief executive officer	$705	$705
Loan to a former officer (*)	98	278

	$803	$983

See also Note 10a.

(*)	In March 2008, a counter claim of the former officer was dismissed. The Company claim was allowed almost in full and his appeal was denied resulting in such employee’s repayment of the outstanding loan amount. As a result, out of the $278 outstanding loan, $138 was paid and $140 will be paid in 48 installments commencing January 2009.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:- PROPERTY, PLANT AND EQUIPMENT

	December 31,

	2008	2007

Cost:
Factory building	$1,987	$1,940
Other buildings	1,222	1,042
Machinery and equipment (*)	11,959	13,332
Office furniture and equipment	342	582
Leasehold improvements	50	25

	15,560	16,921

Accumulated depreciation:
Factory building	1,419	1,391
Other buildings	414	359
Machinery and equipment (*)	9,789	11,977
Office furniture and equipment	215	426
Leasehold improvements	24	23

	11,861	14,176

Depreciated cost	$3,699	$2,745

(*)	Write-offs of machinery and equipment, (cost and accumulated depreciation), for the year ended December 31, 2008 amounted to a gross amount of $ 3,063, net of depreciated cost of $0. The write-offs in 2008 were due to fully depreciated assets that are no longer in use.

The Company’s factory building in Beit-She’an, Israel is located on land leased from the Israel Lands Administration until 2034.

Depreciation expense amounted to $ 712, $ 722 and $ 808 for the years ended December 31, 2008, 2007 and 2006, respectively.

As for charges, see Note 10f.

NOTE 7:- INTANGIBLE ASSETS, NET AND GOODWILL

On February 13, 2005, the Company purchased certain assets and assumed certain liabilities related to the operations of Vectop Limited (“Vectop”) in order to increase its customer base. The Company purchased Vectop’s net assets for $ 381 in cash and additional future royalties based on revenues derived from Vectop projects five years from the date of the agreement. The net assets purchased are considered to be a business, in accordance with EITF 98-3, “Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets or Business”. The acquisition was accounted for under the purchase method of accounting in accordance with FAS 141, “Business Combinations”.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:- INTANGIBLE ASSETS, NET AND GOODWILL (Cont.)

	December 31, 2008				December 31, 2007

	Useful life	Gross carrying amount	Accumulated amortization	Amortized balance	Gross carrying amount		Accumulated amortization	Amortized balance

	(Years)

Amortized intangible assets:
Test Systems Programs Sets (“TPS”)	5 - 10	$8,275	$7,568	$707	$8,275	$	*) 7,391	$884
Customer
relationships	5	1,263	998	265	1,263		733	530

Total		$9,538	$8,566	$972	$9,538		$8,124	$1,414

*) Includes impairment charges of $ 19.

Amortization expense was $ 442, $ 492 and $ 544 for the years ended December 31, 2008, 2007 and 2006, respectively. The expected amortization expense over the next four years is approximately as follows:

2009	$442
2010	177
2011	177
2012	176

$972

The weighted average useful life of the intangible assets is five years. No impairment of Test System Programs Sets (“TPSs”) was recorded in 2008 and 2007. In 2006 an impairment of $ 19 was recorded since the Company does not anticipate future revenues on certain specific TPSs.

In 2008 and 2007, the Company recorded $ 343 and $ 48, respectively, of goodwill in respect of additional consideration payable in connection with the acquisition of Vectop relating to royalties due based on actual revenues derived from Vectop projects.

NOTE 8:- SHORT-TERM BANK CREDIT AND LOANS

a.	Short-term bank credit:

	December 31,

	2008	2007

Bank credit in NIS *)	$–	$333

*)	The interest rate at December 31, 2008 is 6.1% (December 31, 2007 - 8.6%).

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:- SHORT-TERM BANK CREDIT AND LOANS (Cont.)

b.	Long-term loans:

	December 31,

	2008	2007

Loan from bank in NIS (1)	$33	$–
Loan in U.S. dollars from shareholder, net (3)	76	261
Loan in U.S. dollars from a shareholder (4)	1,470	–

	$1,579	$261

Current maturities
Loan from bank in NIS (1)	$132	$–
Loan in NIS (2)	–	157
Loan in U.S. dollars from a shareholder (4)	30	–

	$162	$157

(1)	In March 2008, the Company received a loan from the bank in the amount of approximately $ 260. The principal of the loan is due in 24 monthly installments from March 2008 until March 2010. The interest rate at December 31, 2008 is 6.1%.

(2)	The principal of the loan is due in 21 monthly installments from March 2007 until November 2008 and the interest is payable monthly from February 2007. The interest rate at December 31, 2007 is 8.6%. As of December 31, 2008, the loan was fully paid.

(3)	In July 2007, the Company received a loan from shareholders in the amount of $ 400. The loan bears an annual interest rate of 8%. The remaining loan is due in one installment in June, 2010. In January 2008, the shareholders entered into an agreement with the Company whereby $ 300 of the loan was converted into shares. The conversion of the loan was treated as an extinguishment of debt in accordance with EITF 96-19 and EITF 06-6 and as a result a loss in the amount of $ 100 was recorded as financial expenses. See also Note 11(c).

(4)	In July 2008, the Company entered into a $1.5 million loan agreement with its controlling shareholder. The loan was provided mainly in order to facilitate the development of the Company’s inertial navigation systems technology (“INS Technology”). The loan was drawn down in July ($1.0 million) and in December 2008 ($0.5 million). The loan bears interest of 3% + LIBOR payable at the beginning of every quarter. Principal payments equal to $ 90 are payable in six equal installments commencing July 1, 2009 and the remaining principal amount will be payable in eight equal installments, commencing April 1, 2011. In addition, the controlling shareholder received a non-exclusive license to sell the INS Technology for non-military/commercial purposes. The non-exclusive license granted under this agreement will automatically convert into an exclusive license should the Company default on any of its obligations under the loan agreement. The fair value of the non-exclusive license at the transaction date is deemed deminimus.

The Company’s line of credit from the bank (including guarantees and loans) is $ 2,772, from which $ 2,652 was utilized at December 31, 2008. See also Note 10(g).

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-       OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2008	2007

Payroll and related accruals	$1,239	$1,112
Provision for legal proceedings	650	617
Accrued royalties	794	911
Accrued commissions	254	254
Contracts in progress - provision for estimated losses	106	26
Accrued expenses	660	582
Deferred revenues	36	181
Other	121	164

	$3,860	$3,847

NOTE 10:-     COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2008, the Company was a party to various legal proceedings, including the following:

1.	In December 1998, Mr. Haim Nissenson, the Company’s former president and chief executive officer, filed a complaint against the Company and Mr. Herzle Bodinger, chairman of the Company’s Board of Directors and the Company’s president, in the Regional Labor Court of Tel Aviv (Case No. 3/4074/98 H. Nissenson v. RADA Electronic Industries Ltd. and others), seeking approximately NIS 2.0 million for salary, vacation and severance payments and other benefits that he was allegedly entitled to pursuant to his retirement agreement with the Company. In addition, Mr. Nissenson has also sought a permanent injunction and declarative relief, stating that a personal loan that was provided to him by the Company had been forgiven. In August 2000, the Company filed a claim against Mr. Nissenson in the Regional Court for Labor Disputes in Tel Aviv (Case No. 7049/00 RADA Electronic Industries Ltd. v. Nissenson.) for the amount of NIS 2.0 million for the repayment of the loan the Company granted to Mr. Nissenson that allegedly was forgiven by the Company in Mr. Nissenson’s retirement agreement, as mentioned above. The hearings of both Mr. Nissenson’s and the Company’s claims in the Regional Court for Labor Disputes were joined.

Subsequent to balance sheet date, in February 2009, the Regional Labor Court determined that Mr., Nissenson is required to repay the $ 485 of loans he received from the Company together with accrued interest and linkage differences as provided by law. The Court also denied all of Mr. Nissenson’s claims and allegations against Mr. Herzle Bodinger, the Company’s current Chairman of the Board, as well as substantially all of Mr. Nissenson’s claims against the Company, except for payment of recuperation fees and vacation fees in the aggregate amount of NIS 109, together with accrued interest and linkage differences, as provided by law. The Court found that the retirement agreement between the Company and Mr. Nissenson is null and void since it was not legally approved, tainted with misleading information provided by Mr. Nissenson and included provisions that were not properly approved by the Company’s Board of Directors.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.	In April 2008, the Company reached a settlement in all other pending claims involving Messers Nissenson. Dobronski, other current and former directors and officers and the Company. Pursuant to this settlement, it was agreed that all the claims that were filed in the following cases 6152-08-07 (old number 2514/99), 6159-08-07 (old number 1751/01), 2600-03-08 (old number 1158/01), 1845/05 in the District Court of Tel-Aviv, 56365/04 in the Magistrate Court of Tel-Aviv and 29334/06 in the Magistrate Court of Tel Aviv were dismissed, while such agreement does not constitute a waiver by each party of any of its claims or otherwise an admission of the parties’ claims. Pursuant to such agreement, the Company does not insist in its claims that Mr. Nissenson and Mr., Dobronski did not disclose their personal interest in Jetborne International, Ltd., a former subsidiary of the Company, as previously stated in the Company’s reports.

3.	In 2000, a claim was filed by an Israeli firm against the Company, claiming that it served as a broker in an agreement signed by the Company and a potential investor and is entitled to commissions (or finder’s fee) in the amount of approximately $ 250. The claim was dismissed by the Court. Plaintiffs appealed to the Supreme Court and their appeal was denied on February 4, 2009.

4.	In 2001, a former director filed a claim in Israel against the Company, claiming that he is entitled to 200,000 options (after the reverse split) to purchase Ordinary shares of the Company.

In addition, in March 2007, the same former director commenced an action against the Company in New York State Supreme Court alleging that the Company failed to provide him certain stock options as described above. The former director also alleged in his complaint that he was entitled to recover $1.8 million from the Company. The Company moved to dismiss this complaint on several grounds. In December 2007, the court granted the Company’s motion to dismiss the action in its entirety. The former director attempted to appeal from the dismissal, but did not do so in a timely fashion and his appeal was rejected. He subsequently made a motion to the appellate court in New York seeking additional time to prosecute his appeal. That motion was denied. He has made a motion to the appellate court asking the court to reconsider its denial of his request for additional time to appeal. In March 2009, that motion was denied and his appeal from the order dismissing his claims was dismissed.

Management believes, based on the advice of its legal counsel, that the claims do not have any merit and, accordingly, did not record any provision.

5.	The Company is involved periodically in various legal claims in the ordinary course of business, including claims by agents and others for commissions, royalties and others. The Company has provided an amount which it believes is sufficient to cover damages, if any that may result from these claims. The Company’s management, based on the advice of its legal counsel, believes that such claims will not have a material adverse effect on the financial position or results of operations of the Company.

b.	The Company’s research and development efforts have been partially financed through royalty-bearing programs sponsored by the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor (“OCS”). In return for the OCS’s participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the OCS, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company’s total obligation for royalties, net of royalties paid or accrued, totaled approximately $ 424 as of December 31, 2008. The total amount of royalties charged to operations for the years ended December 31, 2008, 2007 and 2006 was approximately $ 13, $ 10 and $ 17, respectively.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-            COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and Development Fund (“BIRD”) Foundation. The Company is committed to pay royalties to the BIRD Foundation at a rate of 5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company’s total obligation for royalties, net of royalties paid or accrued, totaled approximately $ 2,066 as of December 31, 2008. The total amount of royalties charged to operations for the years ended December 31, 2008, 2007 and 2006 was approximately $ 0, $ 7 and $ 14, respectively.

d.	The Company’s offices in Netanya are rented under a non-cancelable operating lease expiring January 31, 2010. In addition, the Company’s motor vehicles are rented under operating leases.

Annual minimum future rental commitments under these leases, at exchange rates in effect on December 31, 2008, are approximately as follows:

2009	$751
2010	394
2011	149

$1,294

Lease expense for the years ended December 31, 2008, 2007 and 2006 was $ 719, $ 619 and $ 656, respectively.

e.	During 2008, the Company entered in to a lease agreement to purchase a machine in the amount of approximately $ 224, which was accounted for as a capital lease under SFAS 13. The total amount of the lease liability was $ 147 as of December 31, 2008.

f.	Floating charges have been recorded on all of the Company’s assets and specific charges have been recorded on certain assets in respect of the Company’s liabilities to its banks and other creditors.

g.	The Company provides bank guarantees to its customers and others in the ordinary course of business. The guarantees which are provided to customers are to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers and others as of December 31, 2008 is approximately $ 2,488.

NOTE 11:- SHAREHOLDERS’ EQUITY

a.	Share capital:

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

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

In January 2008, the Company repaid $ 300 of the $ 400 loan received in June 2007 in consideration for 152,765 ordinary shares. (See also Note 8).

b.	Stock option plans:

In 1999 and 2003, the Company’s Board approved the adoption of Employee Stock Option Plans (“the Plans”), which authorized the grant of options to purchase up to an aggregate of 346,667 and 1,166,667 Ordinary shares (in 2006 the Company’s Board approved an increase in the 2003 plan by an additional 500,000 options), respectively, to officers, directors, consultants and key employees of the Company and its subsidiary. Options granted under the Plans expire within a maximum of ten years from adoption of the plan. One third of the options granted under the Company’s Plans vest immediately on the grant date and the remaining two thirds vest ratably over two years. Compensation expense is recognized by the straight-line method.

The exercise price of an option granted to an employee may not be less than 60% of the fair market value of the Ordinary shares on the date of grant of the option. The exercise price of an option granted to a non-employee director or consultant may not be less than 80% of the fair market value of the Ordinary shares on the date of grant of the option. Any options that are cancelled or forfeited before expiration become available for future grants. At December 31, 2008, 346,632 options were available for grant under the Plans described above. Upon exercise of options by employees, the Company satisfies the requirements by issuing newly issued shares.

In May 2008, the Company granted under the 2003 Israeli Stock Option Plan to four of its director’s options to purchase a total of 261,000 ordinary shares for an exercise price of $ 2.14 per share of which 258,000 were in exchange for 258,000 options that were granted to those directors in 2003 for an exercise price of $ 4.02 per share. Those options were fully vested and there was no remaining compensation expense related to those options. The Company accounted for the exchange of options under the provisions of SFAS 123(R) as a modification. A modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value measured at the modification date. Under SFAS 123(R), the calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original option measured immediately before its terms are modified based on current circumstances. That is, the original (pre-modification) option will be valued based on current assumptions, without regard to the assumptions made on the grant date. As a result of the modification, the Company will record incremental compensation cost of $ 191 to be recognized over the new service period beginning on the modification date. In 2008 $ 48 was recognized due to this modification.

The term of the new options is five years and they will vest as follows: 25% of the options granted to each of our directors will vest on January 1, 2009, additional 40% shall vest in four equal installments of 10% each on the last date of each calendar quarter commencing on March 31, 2009 and the balance of 35% shall vest in two equal installments of 17.5% each on March 31, 2010 and June 30, 2010 respectively.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

Transactions related to the above Plans (including warrants to directors) during the year ended December 31, 2008 were as follows:

	Year ended December 31, 2008

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding at beginning of year	1,108,933	$3.28	3.87
Granted (*)	261,000	$2.14	4.07
Cancelled (*)	(258,000)	$4.02	4.07
Forfeited	(234,667)	$2.78	4.02

Options outstanding at end of year	877,266	$2.86	3.83	$–

Vested and expected to vest at December 31, 2008	851,806	$2.89	3.82	$–

Exercisable options at end of year	609,322	$3.17	3.72	$–

(*) See Note 11b

Share based compensation for the years ended December 31, 2008, 2007 and 2006 was $ 131, $ 175 and $ 221 respectively.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2008, 2007 and 2006 was $ 0.81, $ 2.91 and $ 0.34, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on December 31, 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. As of December 31, 2008 all options were out of the money. As of December 31, 2008 and 2007, there was $ 151 and $ 79 respectively of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of two years.

c.	Warrants:

As of December 31, 2008, warrants to purchase 2,654,032 Ordinary shares were outstanding.

On December 10, 2007, in connection with a convertible note in the amount of $ 3,000 issued to a shareholder, the Company issued warrants to purchase up to an aggregate of 1,578,947 Ordinary shares at an exercise price of $ 2.38 per share for a term of five years. The convertible notes bear an interest at a rate of six-month LIBOR plus 3.5%. The principal is due in December 2010 and the interest is payable in quarterly installments until December 2010. The notes are convertible to Ordinary shares at a conversion price of $ 2.09 per share.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

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

In July 2007, the Company received a loan in the amount of $ 400 from certain shareholders, See also Note 8(b). These shareholders had warrants to purchase 762,585 Ordinary shares which expired on the same date of the issuance of the loan. In connection with the issuance of the loan the warrants to purchase 606,803 Ordinary shares were extended for a term of three years and repriced to an exercise price of $ 1.88 per share. Warrants to purchase the remaining 155,782 Ordinary shares were extended for an additional three years. The extended and re-priced warrants were accounted for as modification accounting in accordance with FASB 123(R).

The consideration was allocated based on the relative fair values of the loan and warrants (extended and repriced) in accordance with APB No. 14. The fair value of the warrants was based on the Black-Scholes-Merton option-pricing model, assuming a risk free interest of 5%, a volatility factor of 43%, dividend yield of 0% and contractual life of three years.

The total amount of the deemed discount on the loan of $ 158, is amortized over the term of the loan using the interest method. In January 2008, the shareholders entered in to an agreement with the Company in order to convert $ 300 of the loan into shares. As of December 31, 2008 the net deemed discount is $ 24. (See also Note 11a).

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

In accordance with EITF 00-19, the warrants are classified as permanent equity. If at any time payment of liquidated damages becomes probable, the Company will recognize a liability, and a charge to expense, for the probable damages in accordance with SFAS No. 5, “Accounting for Contingencies”.

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

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

b.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “Industrial Company” under the Law for the Encouragement of Industry. The principal benefit from the above law is the deduction of expenses in connection with a public offering.

c.	Tax rates applicable to income of companies in Israel:

In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

d.	As of December 31, 2008, the net operating tax loss carryforward relating to the Company in Israel amounted to approximately $ 59,488, including a carryforward capital loss amounting to approximately $ 3,623. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

As the Company believes that it is more likely than not that the deferred tax assets in respect of these carryforward losses amounting to approximately $ 14,872 will not be utilized, the Company recorded a valuation allowance for the entire balance of the deferred tax asset relating to the carryforward losses.

e.	The main reconciling items between the statutory tax rate of the Company and the effective tax rate is the valuation allowance recorded in respect of the deferred tax assets relating to net operating loss carryforwards and other temporary differences due to the uncertainty of the realization of such tax assets.

f.	Loss before income taxes:

	Year ended December 31,

	2008	2007	2006

Domestic	$(647)	$(1,386)	$(2,085)
Foreign	71	308	85

	$(576)	$(1,078)	$(2,000)

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:- FINANCIAL EXPENSES, NET

	Year ended December 31,

	2008	2007	2006

Income:
Foreign currency exchange differences	$190	$26	$96

Others	66	–	–
Interest on cash equivalents and restricted cash	63	105	56

	319	131	152

Expenses:
Interest on convertible note	222	116	231
Amortization expense on convertible note and deferred expenses	473	193	323
Loss due to extinguishment of a loan	100	–	–
Foreign currency exchange differences	–	207	240
Interest on loans and other credit balances	61	192	35
Bank commissions	131	52	98

	987	760	927

	$668	$629	$775

NOTE 14:- RELATED PARTY TRANSACTIONS

a.	For the year ended December 31, 2008, the Company incurred $ 308 in respect of interest on loans received from its shareholders.

b.	For the year ended December 31, 2007 the Company recognized revenues in the amount of $ 870 from a related party (a company controlled by the major shareholder).

See also Notes 8(b), 11(a) and (c) for transactions with Company’s shareholders.

NOTE 15:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	In accordance with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”, the Company is organized and operates as one business segment, which develops, manufactures and sells ATE products, avionics equipment and aviation data acquisition and debriefing systems (see Note 1a).

b.	Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Year ended December 31,

	2008	2007	2006

Israel	$8,032	$5,479	$4,265
Asia (Mainly India)	5,642	2,944	1,461
North America	3,819	4,519	6,261
Europe	144	676	792
Others	244	403	258

Total	$17,881	$14,021	$13,037

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.	Major customers:

Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues are as follows:

	Year ended December 31,

	2008	2007	2006

		%

Customer A	15	*)	*)
Customer B	11	17	20
Customer C	16	17	38
Customer D	*)	10	*)
Customer E	29	14	*)

*)	Less than 10%.

d.	Long-lived assets by geographic areas:

	December 31,

	2008	2007

Israel	$4,353	$3,599
China	875	774

	$5,228	$4,373

S I G N A T U R E S

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADA ELECTRONIC INDUSTRIES LTD. By: /s/ Zvi Alon —————————————— Zvi Alon Chief Executive Officer

Dated: April 1, 2009