Form 20-F/A
period 2008-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2009-04-02
CIK 761238

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A

Amendment No. 1

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

EXPLANATORY NOTE

This Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2008, or Amendment No. 1, amends our Annual Report on Form 20-F for the year ended December 31, 2008 initially filed with the Securities and Exchange Commission on April 1, 2009. The Form 20-F for the year ended December 31, 2008 is hereby amended to correct typographical errors in Exhibit 13.1 and Exhibit 13.2, and this Amendment No. 1 amends those exhibits.

Other than the foregoing exhibits, no part of the Annual Report on 20-F for the year ended December 31, 2008 is being amended. This Amendment No. 1 does not reflect events occurring after the filing of the Form 20-F and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above.

1

S I G N A T U R E S

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

RADA ELECTRONIC INDUSTRIES LTD. By: /s/ Zvi Alon —————————————— Zvi Alon Chief Executive Officer

Dated: April 2, 2009

2