Form 20-F
period 2009-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2010-03-26
CIK 761238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

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

Shiri Lazarovich, CFO, +972 9 892 1122 (phone), + 972 9 885 5885 (fax)
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

Ordinary Shares, par value NIS 0.015 per share…8,868,857
(As of December 31, 2009)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes *  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes *  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No *

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes *    No *

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

Item 17 *  Item 18 *

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes *  No ☒

This Report on Form 20-F is incorporated by reference into our Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954 and 333-150197 and our Form S-8 Registration Statements File Nos. 333-111437 and 333-12844.

INTRODUCTION

We are an Israel based defense electronics contractor.  We specialize in the development, manufacture and sale of data recording and management systems (such as digital video and data recorders, ground debriefing stations, head-up display cameras), inertial navigation systems for air and land applications, avionics solutions (such as aircraft upgrades, avionics for unmanned aircraft vehicles, or UAVs, store management systems and interface computers) and radar sensors for active protective systems for land vehicles.

Our shares are traded on the NASDAQ Capital Market under the symbol “RADA.”  As used in this annual report, the terms “we,” “us” and “our” mean RADA Electronic Industries Ltd. and its subsidiaries, unless otherwise indicated.

We currently use CATS™, ACE™ and FACE™ as trade names.  All other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Such forward-looking statements are also included in Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects.” Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.           Selected Financial Data

We derived the following consolidated statements of operations data for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements included elsewhere in this annual report.  We derived the consolidated statements of operations data for the years ended December 31, 2005 and 2006, and the consolidated balance sheet data as of December 31, 2005, 2006 and 2007 from our audited consolidated financial statements that are not included in this annual report.  All share and per share amounts have been restated for all prior periods to reflect a one share for three shares reverse stock split that was effective February 14, 2007.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(U.S. dollars in thousands, except per share data)
Revenues	$13,421	$13,037	$14,021	$17,881	$18,442
Cost of revenues	12,082	10,999	10,681	13,686	12,431
Gross profit	1,339	2,038	3,340	4,195	6,011
Research and development expenses	-	181	324	686	1,616
Marketing and selling	1,155	1,316	1,213	1,496	1,399
General and administrative expenses	1,906	1,749	2,190	1,837	1,937
Operating income (loss)	(1,722)	(1,208)	(387)	176	1,059
Financial expense, net	(624)	(775)	(629)	(734)	(832)
Net income (loss)	$(2,346)	$(1,983)	$(1,016)	$(558)	$227
Net (income) loss attributable to noncontrolling interest	17	(17)	(62)	(18)	(14)
Net income (loss) attributable to RADA Electronic Industries shareholders	$(2,329)	$(2,000)	$(1,078)	$(576)	$213
Basic and diluted net income (loss) per share	$(0.31)	$(0.23)	$(0.12)	$(0.07)	$0.02
Weighted average number of shares used to compute basic and diluted net income (loss) per share	7,504	8,702	8,706	8,855	8,862

	As of December 31,
	2005	2006	2007	2008	2009
	(U.S. dollars in thousands)
BALANCE SHEET DATA:
Working capital	$4,151	$1,071	$4,675	$6,232	$4,773
Total assets	18,314	16,894	14,751	17,844	18,989
Short-term credits and current maturities of Long-term loans	877	559	490	162	184
Convertible note - short term	-	-	-	-	2,482
Long-term debt, net of current maturities	-	142	261	1,579	1,410
Convertible note - long term	2,560	2,858	1,622	1,980	-
Shareholders’ equity	7,735	6,074	6,725	6,996	7,291

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

Risks Related to Our Business and Our Industry

We have a recent history of losses, and may not be able to achieve or sustain profitability in the future.

We incurred net losses in each of the four years ended December 31, 2008 and as of December 31, 2009 our accumulated deficit was $62.7 million.  While we reported operating income of $1,059,000 and net income of $213,000 for the year ended December 31, 2009, we may not be able to achieve or sustain profitability in the future.

We may need to raise additional capital in the future, which may not be available to us.

Our working capital requirements and the cash flow from our operating activities are likely to vary greatly from quarter to quarter, depending on the timing of orders and deliveries, the build-up of inventories, and the payment terms offered to our customers.  As a consequence of our significant losses in prior years, we incurred significant bank debt and sold equity and debt securities in private placements in the years 1997 through 2009.  We may need to raise additional funds for a number of uses, including:

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

If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.  Any equity or debt financings may cause dilution to our then existing shareholders and may increase our financing expenses.  If additional funds are raised through the issuance of equity securities, the net tangible book value per share of our ordinary shares would decrease and the percentage ownership of then current shareholders would be diluted.

We may not be able to implement our growth strategy which could adversely affect our business, financial condition and results of operations.

In line with our growth strategy, we have entered into a number of strategic relationships with Embraer, General Electric Aviation Systems, or GE Aviation, Hindustan Aeronautics Ltd, Israel Aerospace Industries, Lockheed Martin Aeronautics and Rafael Advanced Defense Systems Ltd. to increase our penetration into the aviation market.  We are currently investing and intend to continue to invest significant resources to develop these relationships.  Should our relationships fail to materialize into significant agreements or should we fail to work efficiently with these companies, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

Our growth is dependant in part on the development of new products, based on internal research and development.  We may not accurately identify market needs before we invest in the development of a new product.  In addition, we might face difficulties or delays in the development process that will result in our inability to timely offer products that satisfy the market and competing products may emerge during the development and certification process.

Unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The recent crisis in the financial and credit markets in the United States, Europe and Asia led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness.  Although global economic conditions have begun to stabilize or improve, many of the markets in which we operate remain weak.  If the economies in the countries in which we operate continue to be weak or weaken further, the demand for our products and technology may decrease as a result of continued constraints on capital spending by our customers.  In addition, this could result in longer sales cycles and increased price competition for our products.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets, remain weak or weaken further, our business, operating results and financial condition may be materially adversely affected.

Competition in the market for defense electronics is intense.  Our products may not achieve market acceptance which could adversely affect our business, financial condition and results of operations.

The market for our products is highly competitive and we may not be able to compete effectively in our market.  Our principal competitors in the defense electronics market are AITech Defense Systems, Elbit Systems, GE Avionics, Goodrich, Honeywell, Israel Aircraft Industries Ltd., Northrop Grumman, Sagem , the Zodiac group, Astronautics C.A., and others.  We expect to continue to face competition from these and other competitors.  Most of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do.  These competitors are able to achieve greater economies of scale and may be less vulnerable to price competition than us.  We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors.  Failure to do so could adversely affect our business, financial condition and results of operations.

Reduction in defense budgets worldwide may cause a reduction in our revenues, which would adversely affect our business, operating results and financial condition.

The vast majority of our revenues is derived from the sale of products with military applications.  These revenues, on a consolidated basis, totaled approximately $16.1 million or 88% of revenues in 2009, $15.3 million, or 86% of revenues in 2008 and $11.6 million or 83 % of revenues in 2007.  The defense budgets of a number of countries may be reduced in the future.  Declines in defense budgets may result in reduced demand for our products and manufacturing services.  This would result in reduction in our core business’ revenues and adversely affect our business, results of operations and financial condition.

Sales of our products are subject to governmental procurement procedures and practices; termination, reduction or modification of contracts with our customers or a substantial decrease in our customers’ budgets may adversely affect our business, operating results and financial condition.

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

Further, our business with the State of Israel and other governmental entities is, in general, subject to delays in funding and performance of contracts and the termination for convenience (among other reasons) of contracts or subcontracts with governmental entities.  The termination, reduction or modification of our contracts or subcontracts with the Government of Israel in the event of change in requirements, policies or budgetary constraints would have an adverse effect on our business, operating results and financial condition.

If we do not receive the governmental approvals necessary for the export of our products, our revenues may decrease.  Similarly if our suppliers and partners do not receive government approvals necessary to export their products or designs to us, our revenues may decrease and we may fail to implement our growth strategy.

Israel’s defense export policy regulates the sale of a number of our systems and products.  Current Israeli policy encourages export to approved customers of defense systems and products, such as ours, as long as the export is consistent with Israeli government policy.  A license is required to initiate marketing activities.  We are also required to obtain a specific export license for any hardware exported from Israel.  We may not be able to receive all the required permits and licenses for which we may apply in the future.  If we do not receive the required permits for which we apply, our revenues may decrease.

We are subject to laws regulating export of “dual use” items (items that are typically sold in the commercial market, but that also may be used in the defense market) and defense export control legislation.  Additionally, our participation in governmental procurement processes in Israel and other countries is subject to specific regulations governing the conduct of the process of procuring defense contracts.  Furthermore, solicitations for procurements by governmental purchasing agencies in Israel and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process.  We may not be able to respond quickly and effectively to changing laws and regulations and any failure to comply with such laws and regulations may subject us to significant liability and penalties.

We depend on sales to key customers and the loss of one or more of our key customers would result in a loss of a significant amount of our revenues, which would adversely affect our business, financial condition and results of operations.

A significant portion of our revenues is derived from a small number of customers.  Our major customers during the three years ended December 31, 2009 were as follows:

	Percentage of Revenues
	2007	2008	2009
Hindustan Aeronautics Ltd	14%	29%	15%
GE Aviation	17%	16%	12%
Embraer	-	1%	11%
Israel Aerospace Industries	17%	11%	12%
RAFAEL Advanced Defense Systems	10%	9%	7%
Israeli Ministry of Defense	5%	15%	6%

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

We depend on a limited number of suppliers of components for our products and if we are unable to obtain these components when needed, we could experience delays in the manufacturing of our products and our financial results could be adversely affected.

We acquire most of the components for the manufacturing of our products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States.  Certain of these suppliers are currently the sole source of one or more components upon which we are dependent.  Suppliers of some of the components for manufacturing require us to place orders with significant lead-time to assure supply in accordance with our manufacturing requirements.  Inadequacy of operating funds may cause us to delay the placement of such orders and may result in delays in supply.  Delays in supply may significantly hurt our ability to fulfill our contractual obligations and may significantly hurt our business and result of operations.  In addition, we may not be able to continue to obtain such components from these suppliers on satisfactory commercial terms.  Temporary disruptions of our manufacturing operations would ensue if we were required to obtain components from alternative sources, which may have an adverse effect on our financial results.

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

We are subject to risks associated with international operations.

Exports accounted for 65% of our sales in 2009, 55% of our sales in 2008 and 60% of our sales in 2007.  This subjects us to many risks inherent in engaging in international business, including:

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

We may be adversely affected by fluctuations in currency exchange rates.  While our revenues are generally denominated in U.S. dollars, a significant portion of our expenses is incurred in NIS.  We engage in currency hedging transactions intended to partly reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.  However, such transactions may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.  In the future, such fluctuations may have a material adverse effect on revenues from international sales, operating expenses and consequently, on our business, operating results and financial condition.

We are dependent on our senior management and key personnel, and the loss of any key member of our management team could adversely affect our business.

Our future success depends in large part on the continued services of our senior management and key personnel.  In particular, we are dependent on the services of Herzle Bodinger, the chairman of our Board of Directors and our president, and Mr. Zvi Alon, our chief executive officer.  Any loss of their services or the services of other members of senior management or other key personnel could negatively and materially affect our business.

Claims that our products infringe upon the intellectual property of third parties may require us to incur significant costs, enter into licensing agreements or license substitute technology.

Third parties may assert infringement claims against us or claims that we have violated a patent or infringed on a copyright, trademark or other proprietary right belonging to them.  Any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend against the claim.  Moreover, a successful claim of product infringement against us or a settlement could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology.  We might not be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all.  We also may not be able to be able to obtain a license from another provider of suitable alternative technology to permit us to continue offering the product.  Infringement claims asserted against us could have a material adverse effect on our business, operating results and financial condition.

The status of our Chinese subsidiary and its joint venture with Beijing Tianzhu Forestry Company is uncertain and we may be required to initiate litigation in order to enforce our rights.

Beijing Huarui Aircraft Components Maintenance and Services Co., Ltd. or CACS, our Chinese subsidiary, conducts its business in an approximately 16,000 square foot facility in Beijing that includes offices and test and repair facilities.  The land for this facility was leased by Beijing Tianzhu Forestry Company or Tianzhu, the minority shareholder in CACS, from the Chinese government for 30 years.  Under a joint venture agreement, and in consideration for its equity investment in CACS, Tianzhu granted CACS usage rights in the land, constructed the buildings and granted CACS the ownership of these buildings.  However, the transfer of the title to the land and the buildings has not been completed.  Although Tianzhu is legally obligated to complete such transfer of title to the land and the buildings, such transfer may not be completed and we may be required to initiate litigation in order to enforce our rights to receive title to the land and buildings.  We have reached an understanding with our Chinese partner pursuant to which the Chinese partner will surrender its shares in CACS in consideration for retaining title to the land and the building.  Due to various Chinese regulatory requirements, the above understanding may not be effected and the parties are negotiating new avenues to achieve such restructuring.  Our Chinese counsel has advised us that notwithstanding the default of Tianzhu, CACS still has the contractual right to ownership and use the land and buildings within the approved joint venture agreement.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting, which started in connection with our 2007 Annual Report on form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting.  Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risk Factors Related to Our Ordinary Shares

One of our shareholders may be able to control matters requiring a shareholder vote.

Mr. Howard Yeung beneficially owns approximately 58.2% of our outstanding shares.  As a result, Mr. Yeung may be deemed to have effective control over our company and so long as he holds such ownership interest, he will continue to be able to exert significant influence over matters requiring a shareholder vote, including the election of our entire Board of Directors other than our two outside directors, and will generally have the ability to direct our business and affairs.

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

Substantial future sales of our ordinary shares by our principal shareholder may depress our share price.

If our principal shareholder sells substantial amounts of his ordinary shares, including shares registered under effective registration statements and shares issuable upon the exercise of outstanding warrants or convertible notes, or if the perception exists that our principal shareholder may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.  Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate.

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

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel.  As a result, political, economic and military conditions in Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn.  This, in turn, could have a material adverse effect on our operations and business.  There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2009.  Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

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

We report our financial results in dollars, while a significant amount of our expenses, primarily salaries and facility related costs, are paid in NIS.  Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS.  Since 2007, the NIS has generally appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses.  We are also influenced by the timing of, and the extent to which, any increase in the rate of inflation in Israel over the rate of inflation in the United States is not offset by the depreciation of the NIS against the dollar.  Our dollar costs in Israel will increase if inflation in Israel exceeds the depreciation of the NIS against the dollar or if the timing of such depreciation lags behind inflation in Israel.  We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the dollar.  If the dollar cost of our operations in Israel increases, our dollar measured results of operations will be adversely affected.

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

Because we are an Israeli company, the rights and responsibilities of our shareholders are governed by our articles of association and by Israeli law.  These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in a typical U.S. corporation.  In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.  Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval.  In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company.  However, Israeli law does not define the substance of this duty of fairness.  Furthermore Israeli corporate law regulates mergers, requires tender offers for acquisition of shares above specified thresholds and prescribes special approvals for transactions involving office holders and controlling shareholders.  Because Israeli corporate law has undergone extensive revisions in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.  We follow Israeli law and practice instead of NASDAQ rules regarding the composition of the board of directors, director nomination process, compensation of executive officers and the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present.

As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules.  We follow Israeli law and practice instead of The NASDAQ Marketplace Rules regarding the composition of the board of directors, director nomination process, compensation of executive officers and the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present.  As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice with regard to, among other things, quorum at shareholders’ meetings and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.	INFORMATION ON THE COMPANY

A.           History and Development of the Company

We were incorporated under the laws of the State of Israel on December 8, 1970.  We are a public limited liability company under the Israeli Companies Law 1999-5759, or the Israeli Companies Law, and operate under this law and associated legislation.  Our registered offices and principal place of business are located at 7 Giborei Israel Street, Netanya 42504, Israel, and our telephone number is +972-9-892-1111.  Our address on the internet is www.rada.com.  The information on our website is not incorporated by reference into this annual report.

We develop, manufacture and sell defense electronics: data recording and management, inertial navigation systems, unmanned aircraft vehicles, or UAV and avionics solutions.  In addition, we continue to sell and support our commercial aviation electronic products and services, mainly through our Chinese subsidiary.

B.           Business Overview

Industry Overview

Our activity is primarily focused on the defense electronics market.  This market has grown in recent years and is currently a large part of the defense business.  The defense electronics market reflects two contradictory trends, the proliferation of defense electronics on one hand, which has been offset by the significant reduction in the price of electronic systems which is reducing the dollar value of the market.  Today, new military vehicles of all kinds are equipped with significantly more electronic systems than they used to carry in the past.  The increasing usage of advanced electronics in modern vehicles, including upgrades of existing technology and the growing use of unmanned vehicles of all kinds, have provided significant growth to the market.

Today’s advanced defense electronics systems typically try to incorporate components that are derived from the industrial or the consumer electronics markets, especially from the telecom markets.  Most of the defense electronics systems are built with commercial components and even sub-systems, a fact that reduces the overall price, and at the same time generates complex obsolescence issues.

Purchasers of defense electronics products are either governments or major integrators.  Engagement in business relationships with these customers is complex, has a long sales cycle and requires long-term commitments for future support of delivered hardware.  Production batches of such products are usually small.

Suppliers of defense electronic systems are either providers of sub-systems to major integrators or providers of integrated systems to the industry or to the armed forces.  These companies are typically very large and have diversified product offerings.

New products in the defense electronic market are usually developed utilizing internal and customer sponsored research and development funds and are tailored to specific customer needs.  In many cases, the customer who pays for the design and adaptation limits the use of intellectual property that was funded by it for other applications, due to either financial or security reasons.

Products and Services

We primarily provide integrated solutions.  Our aim is to provide not only state-of-the-art products, but also comprehensive end-to-end solutions for one or more systems.

Our current product lines are:

•	Data/video recording and management for aerial and land platforms;

•	Inertial navigation systems for aerial and land platforms;

•	Avionics solutions (including avionics for UAVs); and

•	Radar sensors for active protection systems for land platforms.

In addition, we continue to support our legacy products and services, as follows:

•	Commercial aviation test stations, or CATS™; and

•	Test and repair services through our China based subsidiary using our CATS™ testers and test programs.

Based on our accumulated experience in ruggedized data storage and management for the military market, we began in 2007 to develop a new and innovative information disaster recovery solution for the commercial market.  Disaster recovery is the process of regaining access to the data, hardware and software necessary to resume critical business operations after a natural or human-induced disaster.  A disaster recovery plan, or DRP, is part of a larger process known as business continuity planning, or BCP.  Disaster recovery is becoming an increasingly important aspect of enterprise computing.  As devices, systems, and networks become ever more complex, there are more things that can go wrong.  As a consequence, recovery plans have also become more complex.  Interruption of service or loss of data can have serious financial impact on current enterprises, whether directly or through loss of customer confidence.  In 2008, we completed the development and delivered a few prototypes of our disaster recovery solution to our customer Axxana (www.axxana.com), for initial field tests.  In 2009, we delivered a few additional prototypes to Axxana.  Axxana is responsible for the business development and marketing activity for this product, while we manufacture the hardware at our production plant in Beit She’an, Israel.  We believe that this activity will be one of the growth engines for our company in the future, as this business is huge and fast growing.

Data/Video Recording and Management

We are a world leader in the field of mission data recording, management, and post-mission analysis and debriefing.  Over the past 25 years we have developed, fielded and supported a wide range of solid-state digital recorders, cameras and debriefing systems for aerospace and military applications, including:

•	Flight data recorders for fighter aircraft;

•	Video/audio/data recorders (with data transfer functions);

•	High-rate (no compression) data recorders for aircraft and airborne pods;

•	Airborne data servers (the latest approach to avionic data management);

•	A wide range of head-up display, or HUD, video cameras for fighter aircraft; and

•	A variety of ground debriefing solutions, or GDS.

Featuring state-of-the-art technologies, our digital recorders are designed for both airborne and land military applications.  Our high-performance recorders feature simultaneous, high-capacity video, audio and data recording, high throughput and mass storage handling capabilities, supporting rapid dissemination and real time playback.  Our video recorders implement MPEG-2 and/or MPEG-4 (H.264) compression formats, supporting up to 128GB of solid state memory, facilitating continuous recording over extended mission durations.

Our GDS feature synchronized video, audio, data, and air combat maneuvering instrumentation, or ACMI, debriefing.  GDS vary from personal, laptop-size debriefing units, through robust desktop multi-channel systems supporting the mission debriefing of four-aircraft formations up to large-scale simultaneous debriefing systems.  These network-based systems support large numbers of participants operating from different locations, and provide advanced data management features.

Our products are fully qualified and operational with fixed and rotary-wing aircraft and land vehicles, and are backed by our teams of experts dedicated to providing global technical and maintenance support.  Our customers include leading air forces and prime integrators worldwide, such as the Israeli Air Force, or IAF, the Chilean Air Force, or FACH, GE Aviation, Lockheed Martin, Boeing, Hindustan Aeronautics Ltd, Embraer, Rafael, Israel Aircraft Industries, or IAI, and others.

Data Acquisition System

The Data Acquisition System, or DAS, is a product of GE Aviation.  We have developed significant parts of the data acquisition unit, or DAU, which is part of the DAS, as a subcontractor for GE Aviation, and we assemble and test the unit at our production plant at Beit She’an, Israel.  To date, the majority of the DAU units (close to 250 units) were produced by us and shipped to GE Aviation.  Our agreement with GE Aviation regarding the DAS production has been extended several times in recent years and is currently in effect until the end of 2011.

Digital Video & Data Recorder

Our Digital Video & Data Recorder, or DVDR, is a military-off-the-shelf, or MOTS, mission data recorder.  Form and fit to all common airborne analog recorders, we believe our DVDR has become the replacement-of-choice for these ageing, near-obsolete products.  The video and audio recording functions are empowered by synchronized recording of various data sources, real-time playback, and mass storage management. The DVDR records up to six video channels, two audio channels, MIL-STD-1553 Mux-Bus channels, and fast Ethernet channels - all stamped with precise time for post-mission synchronized debriefing.  The system supports two video playback outputs.  It incorporates a removable mass-memory unit, or RMU, which stores up to 128Gbytes of flash memory.  The DVDR can be installed in cockpits or equipment bays, and is qualified to the harshest military environment.  It is accompanied by our family of GDS, displaying synchronized playback of the recorded video, audio and data along with ACMI displays.

Our marketing activities have been successful in several programs around the world, especially in our strategic markets of Israel, the United States and India.  We have signed a teaming agreement with GE Aviation to jointly market our DVDR in the United States and some other markets, where GE Aviation is a prime contractor and we produce and deliver the equipment.  Through this teaming agreement, Boeing awarded us the U.S. Navy T-45 advanced trainer digital recorder and processor program at end of 2005 and we delivered recording and ground debriefing system to Lockheed Martin for its new F-16 production programs in mid-2006. At the end of 2009, the teaming agreement with GE Aviation was modified to exclude the marketing of the DVDR.  We completed the deliveries to the Chilean Air Force for its modern F-16 fleet in 2006 and recently received a follow-on order for its F-16A/B fleet.  We also won a program for the delivery of recorders for the Indian Navy aircraft.  In 2008, we signed a contract with a strategic customer in Southeast Asia to equip most of its fighter aircraft fleet with the DVDRs, including the transfer of production technology.  We are actively pursuing upgrade programs of recorders replacements worldwide.

High-Rate Data Recorder

Our High Rate Data Recorder, or HRDR, provides a solution for the extremely high data recording rates typically required by modern reconnaissance and targeting pods.  The HRDR provides extremely-high data recording and reading rates, combined with the NATO Standard STANAG 4575 file system management capabilities.  It implements copper fibre-channel physical interface per STANAG 4575, along with SCSI-over-fibre channel data transfer protocol.  It can operate as a standard Fibre Channel disk, enabling the user to implement any standard file system.

The HRDR provides multi-partitions mode, where any access to the first partition is treated according to STANAG 4575, while access to the second partition is treated as a standard disk access.  It possesses a high capacity of up to 256 GBytes of solid-state flash memory, and supports secure erase according to the AFSSI 5020 standard. The HRDR is packaged in a compact mechanical structure, shaped to fit pods’ internal curvatures.  It is able to withstand harsh military environments, providing high reliability and operating life.

The HRDR is under production and is being delivered to Zeiss/Rafael for their RecceLite program. The system is being offered to various producers of pods in Israel and overseas.

Video Recorder & Data Server System

Our Video Recorder & Data Server System, or VRDS, is a solution for video and data recording and mass-storage management onboard combat platforms.  The VRDS baseline functions of video, audio and multiple data sources recording are complemented by mass storage management, powerful processing and extremely fast distribution of mass data over Gigabit Ethernet channels, facilitating advanced capabilities with today’s avionics which involve mass data processing.

The VRDS records up to six video channels, two audio channels, MIL-STD-1553 Mux-Bus channel and Gigabit Ethernet channels, all stamped with precise time for post-mission synchronized debriefing.  The system supports two video playback outputs.  It incorporates a removable mass-memory unit, or RMU, which stores up to 128Gbytes of flash memory and implements an autonomous secure-erase mechanism.  The VRDS is form-fit to the widely-used data transfer equipment or DTE, and is qualified for use in cockpit military environments.  It is accompanied by our family of GDS, displaying synchronized playback of the recorded video, audio and data along with ACMI displays.

The VRDS was ordered by the IAF in 2008.  A series of deliveries commenced at the end of 2009 and are expected to be completed during 2010, with the aim to equip the vast majority of the IAF’s aircraft.  The system is being actively offered to air forces and major integrators globally.

HUD Color Video Cameras

With over 1,500 units installed globally, our “EyeWitness” HUD Color Video Camera, or HCVC, is an advanced, widely-used and highly affordable MOTS family of products.  This mature camera is designed to fit any HUD which is currently operational in fighter aircraft cockpits.  The HCVC captures the image of the HUD symbols superimposed over the outside world view, as seen by the pilot during the mission.  The color video signal produced by the HCVC is recorded in-flight and used for post-flight ground debriefing.

The “EyeWitness” HCVC is installed on the HUD mechanical frame either between the pilot’s eyes and the HUD combiner, or beyond the HUD combiner. In the latter installation position, the HUD symbol is superimposed over the camera video by the aircraft display processor prior to recording.  Our “EyeWitness” cockpit cameras employ charge-coupled device (CCD) technology to produce perfect images through high video quality, while their field-of-view is designed to capture the entire HUD display.  The HCVCs are highly reliable and are qualified for use in cockpit military environments.

Our “EyeWitness” HCVC family of products has been sold to numerous customers worldwide, including, Boeing/IAI, Hindustan Aeronautics Ltd , or HAL, Embraer and Elbit, and air forces such as the IAF, the Indian air force, the Turkish air force and others. The production line for the HCVC is active, enabling follow-on sales and support to the majority of our current customers, and deliveries to new customers to which we are actively marketing these products.

Ground Debriefing Stations

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

As part of Lockheed Martin Aerospace Peace Marble V (PM-V) Program, we developed the next generation of our GDS by advancing the system to the digital video era.  This development resulted in significant growth in the system’s capability as well as establishing our system as a major and central device in the day-to-day operation of air force squadrons.  We have delivered 24 stations in total to the PM-V Program.

Currently, all of our DVDR/VRDS programs incorporate this or similar ground debriefing stations and are being delivered to our customers worldwide.

Inertial Navigation Systems

Leveraging on our in-depth scientific research and algorithmic expertise, utilizing state-of-the-art fiber optic gyro, or FOG, and micro-electro mechanical systems, or MEMS, sensors, and taking advantage of our experience in electronic and mechanical design, we are introducing a line of advanced - yet affordable - inertial navigation solutions, or INS.  Our INS are adaptable to the performance and interface requirements of multiple combat platforms and weapon systems.  Among our navigation products are:

•	R-100F: FOG-based, navigation-grade Embedded GPS-INS;

•	R-200M: Compact, MEMS-based, multiple-sensor aided INS for combat platforms and weapons;

•	MAVINS – Modular Avionics and MEMS-Based INS: Specially-designed compact integrated solution for UAVs and disposable applications; and

•	Inertial measurement units or IMU.

Our navigation solutions introduce sophisticated and proprietary sensor fusion algorithms, and embed modular design principles leading to minimal integration efforts into larger mission systems.  The compact, reliable, and affordable INS are applicable to manned and unmanned platforms, as well as to disposable applications.

Our INS line ranges from IMUs through fully-integrated and compact modular avionics and INS/GPS for UAVs, to navigation-grade, high-performance systems.  Our navigation products are backed by our global, dedicated, and professional technical and maintenance services.  We are continuing our research and development efforts and intend to design a complete family of applications that will provide solutions for various manufacturers’ needs.  At the same time, we are marketing our products to our strategic customers and together with them are working to define the next versions of this family of solutions.

Among our customers for navigation solutions are leading air forces and prime integrators worldwide, including IAF, IAI, RAFAEL Advanced Defense Systems Ltd, Embraer, ADE (India’s DRDO) and others.

R-100F Embedded GPS/INS

The R-100F is a high performance, navigation-grade INS, based on advanced FOG technology.  It integrates navigation sensors with an embedded 16-channels CA-code GPS receiver, providing independent INS-only and blended INS/GPS solutions.  The R-100F characteristics and performance make it suitable for a broad spectrum of INS applications, including mission control and flight control systems.  The system is qualified for use in military environments.

The R-100F advantages include the usage of advanced FOG sensor technology; implementation of three independent navigation solutions (INS only, Blended INS/GPS, GPS only); steering calculations for various coordinate systems and datum, powerful interface capabilities, low weight and volume; high reliability and affordability.

We were awarded a contract in 2008 from one of our strategic customers to install the R-100F on board fighter aircraft.  Serial production is scheduled to commence in mid 2010. We plan to make the necessary adaptations of the R-100F system to various land platforms during 2010.

R-200M MEMS-Based INS

The R-200M is an extremely compact, highly reliable and affordable INS, embedding inertial MEMS sensors, 16-channel GPS, air pressure sensors and a magnetic heading sensor, providing multi-sensor aided navigation solution.  The characteristics and performance of the R-200M make it suitable for a broad spectrum of inertial data applications in UAVs and weapon systems, as a full INS solution, as an attitude and heading reference system, or AHRS, as a data source for stabilization functions onboard combat platforms and other utilizations.

The R-200M advantages include usage of calibrated low-cost MEMS sensors, high accuracy INS data in blended INS/GPS mode, accurate attitude data with barometric data aiding (for non-GPS navigation), stable INS data during GPS outages, low weight and volume, high reliability and affordability.

The R-200M is being offered to UAV manufacturers and weapon producers in our strategic markets.  We plan to make the necessary adaptations of the R-200M system to land platforms during 2010.

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

The MAVINS can perform in any combination of the following core-avionics applications:

•	Flight control – computations and flight surfaces control;

•	Mission computing and management;

•	Inertial navigation - full solution, AHRS sub-functionalities;

•	Air data center;

•	Magnetometer; and

•	Payloads and data-link control through extended I/O.

In addition to its inherent by-design high reliability, the MAVINS introduces full dual-redundancy, thus ensuring increased mission reliability for all its functionalities.

In 2007, we received our first order for the MAVINS from an Asian customer and signed an agreement with IAI during 2008.  Deliveries for both customers are ongoing.

Inertial Measurement Unit

Our Inertial Measurement Unit, or ISU, is a FOG-based replacement for aging mechanical-gyro-based units, used in pods and combat vehicles.  It provides inertial data (attitude angles and accelerations) to mission/navigation computers onboard the vehicles or pods.  The system is qualified for use in military environments and introduces high reliability and affordability compared to its predecessors.

In 2007, we received the first order for the IMU from RAFAEL Advanced Defense Systems.  We expect to commence deliveries of the system in mid-2010.

Avionics Solutions

We have been a developer and manufacturer of core avionics systems for over 30 years.  We currently offer a wide spectrum of military avionics systems designed for integration in new and upgraded military aircraft and UAVs worldwide.  In particular, our UAV avionics are extremely compact through modern board connectivity solutions, use innovative conductive cooling techniques, withstand extreme environmental conditions and are very reliable and affordable.

We offer the following avionics solutions:

•	Complete integrated avionics upgrade suites for fighters and mission aircraft;

•	Mission and display computers;

•	Weapon management systems;

•	Data interface and processing computers;

•	Mission data recorders and debriefing solutions;

•	HUD video cameras;

•	INS;

•	Air data sensors; and

•	UAV avionics:

°	Interface control processors;
°	Engine control computers;
°	Payload management computers;
°	Payload interface units;
°	All-in-one Modular Avionics and INS, or MAVINS; and
°	Electrical power management units.

Our avionics solutions range from fully integrated avionics suites, MOTS core avionics subsystems, to tailor-made “built-to-spec” units, backed by our teams of experts dedicated to providing global technical and maintenance support.

Our avionics systems are easily adapted to western, eastern, and indigenous-origin platforms of all kinds. We provide our avionic expertise as team members and subcontractors and as prime contractors for avionic upgrades.

Our avionics are currently onboard the F-16, F-15, A-4, Jaguar, MiG-27, Su-30MKI, Dhruv Helicopter and MiG-29 aircraft, and onboard a continuously-growing number of UAVs.  There are up to 26 of our units installed onboard IAI’s next-generation Heron TP UAV.  Serial production of these units will commence in early 2010.

In 2009, we were awarded an upgrade program by a strategic customer for its aircraft fleet.  We believe that this program places us among the few companies worldwide that are performing such upgrades and will lead to other such programs in the near future.

Our avionics solutions are accepted by leading air forces and prime integrators worldwide, such as the IAF, Lockheed Martin, Boeing, GE Aviation, HAL, Embraer, IAI, Rafael and many others.

Radar Sensors for Active Protection Systems

During 2009, we developed a brand-new radar sensor, which is integrated into active protection systems, or APS, for the protection of land platforms (such as main battle tanks and armored fighting vehicles or AFVs) against anti-tank missiles and shells.

We strategically decided to enter into this field through our in-depth familiarization with the operational requirements of the modern battlefield arena and after a careful and thorough analysis of current obstacles and future challenges.  Analyses showed that there is a global, very high and rapidly growing need for APS solutions, while the price and performance of currently available radars is a deterrent to market growth.

We have recruited a group of highly-experienced specialists in this field, and have defined and developed a very effective and affordable solution that takes advantage of state-of-the-art technologies while implementing special and unique techniques, elevating the performance to the desired levels while reducing dramatically the cost of the radar.  We developed an engineering prototype and teamed with Israel Military Industries (IMI) for the integration and testing of our “Sentinel” radar with the IMI APS.  During the last quarter of 2009, the integrated system passed very successful live field tests and it is now being offered to the Israeli Defense Forces, or IDF, and other customers worldwide.  We believe that the “Sentinel” will become one of our growth engines in the near future.

Commercial Aviation Test Stations or CATSTM

Commercial Aviation Test Stations, or CATSTM, is a family of multi-purpose, computerized automatic test equipment that meets the specific needs of airlines and third party maintenance companies.  The CATS™, which were developed in the 1990’s, test a variety of electronic units installed onboard commercial aircraft, incorporating tools for testing, troubleshooting, and performing diagnostic procedures.  We are continuing to support our CATS™ customers by providing maintenance and repair services through product support agreements.

Test and Repair Services

We operate a test and repair shop based on the use of our CATS™ tester in Beijing, China through CACS, our 80%-owned Chinese subsidiary.  CACS was established as a joint venture company with Tianzhu Forest Development Company, which owns the remaining 20% equity interest.  Pursuant to the joint venture agreement, Tianzhu Forest Development provided the facilities for CACS’ operations while we provided CATS™ testers and test program set services.

Sales and Marketing

Strategy

Our sales and marketing strategy is based on the following principles:

•	Maintaining our business focus on electronic systems for the defense market;

•	Expanding our product offerings by adding new applications to our existing product lines and by adapting our products to land systems;

•	Expanding our customer base by including our products in solutions and integrated systems for airborne and land vehicles;

•	Establishing marketing channels with system integrators and major manufacturers such as The Boeing Company, Lockheed Martin Aeronautics, GE Aviation, IMI, IAI, RAFAEL, HAL, Embraer and others; and

•
Expanding our products base and marketing activities to large potential markets, especially in the land systems and the UAVs segments, through identification of current and future applications that may become affordable by the injection of advanced commercial off-the-shelf technologies that offer superior performance and/or significant price savings, and developing new marketing channels aimed directly at these segments.

Strategic Relationships and Customers

As part of our strategy, we have entered into a number of strategic relationships with Lockheed Martin Aeronautics, GE Aviation, Israel Military Industries, Israel Aerospace Industries, Hindustan Aeronautics Ltd., Embraer and Rafael Advanced Defense Systems Ltd. and have focused our marketing and sales efforts to support these relationships.

Lockheed Martin Aeronautics.  Our sales of avionics products focus mainly on the F-16 aircraft manufactured by Lockheed Martin Aeronautics, the most popular fighter aircraft in the western world today.  Through a teaming agreement with GE Aviation, we are supplying the data acquisition system that includes our advanced data acquisition unit, which is manufactured at our production facility in Beit She’an, Israel.  In 2006, Lockheed Martin chose the GE Aviation/RADA team to supply our DVDR and GDS to its U.S. Sponsored F-16 foreign military sales and upgrades.  Since August 2009, we have supplied the GDS directly to Lockheed Martin.

GE Aviation.  GE Aviation is a worldwide leader in avionics systems for fighter and commercial aircraft.  In October 2003, we signed a teaming agreement with GE Aviation.  The teaming agreement establishes cooperation in connection with the provision of products for the PM-V Program and its derivatives.  In addition, the agreement details commitments made by GE Aviation to purchase production services from us.  During 2004, we expanded our cooperation to include our newly developed DVDR and have jointly offered this advanced product to potential customers.  In late 2006, we entered into a contract with GE Aviation for the adaptation and production of the DVDR in the United States for various platforms, including the U.S. NAVY T-45 and for foreign military sales of F-16s.  In 2007, after successful cooperation over a number of years, the teaming agreement was extended for three additional years.  In 2009, the DVDR product was removed from the teaming agreement and we are now marketing it directly to our current and potential customers.

Israel Military Industries.  IMI is a world leader in the field of APS for land platforms and the IDF recently named IMI as the supplier of APS for the “Namer” AFV.  We have teamed with IMI on the integration and production of our “Sentinel” radar for their APS worldwide, and have recently received a request for proposal for the “Namer” system in competition with Elta, an IAI subsidiary.

Israel Aircraft Industries.  We actively supply avionics and test equipment to four different divisions of IAI.  In particular, the Lahav and Malat divisions of IAI, major aircraft integrators, utilize our services as an avionics and test equipment provider.

Hindustan Aeronautics Ltd.  HAL is the major aerospace integrator in India.  We are currently cooperating with four divisions of HAL and supply DVDRs, HCVCs, debriefing stations, support equipment and other services to HAL in growing figures.

Embraer.  The Military Aircraft Division of the Brazilian aircraft manufacturer is gradually becoming a strategic customer for us as a result of our marketing efforts and applicability of our product range (HCVC, DVDR, INS and general avionics solutions) for their aircraft.

RAFAEL Advanced Defense Systems Ltd.  RAFAEL is a world leader in the development and supply of missiles, smart weapons and pods of various types.  RAFAEL has gradually become a strategic customer for us as a result of our development and production of a few advanced built-to-specification products in recent years.

Business Development and Marketing

Our chairman, Herzle Bodinger, our chief executive officer, Zvi Alon, and our vice president of marketing and sales, Dov Sella, lead our business development and marketing efforts.  We currently employ four additional persons in the marketing of our core business products.  Our chief technology officer and our engineering department support our marketing efforts with respect to product pricing, technical and management proposals preparations, and technical demonstrations.  In addition, we have sales consultants and representatives in Europe, South America and Asia who receive commissions for sales affected through them.

The Israeli Ministry of Defense has historically supported and continues to support our marketing efforts through its defense export assistance branch, or SIBAT, and various projects for the IDF and its related divisions.  The Israeli Ministry of Industry and Commerce supports our marketing efforts through its Industrial Cooperation Authority by the exploitation of “offset commitments” by Lockheed Martin Aerospace and the Boeing Company to the State of Israel.  There is no guarantee that this kind of assistance will be available to us in the future.

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

Principal Customers

Generally, we complete a few major transactions each year, each in an amount comprising approximately 10% of our revenues for such year.  As a result, each year a significant portion of our revenues is derived from a small number of customers.  The following table sets forth our principal customers in 2008 and 2009:

	2008	2009
Hindustan Aeronautics Ltd	29%	15%
Israel Aerospace Industries	11%	12%
GE Aviation	16%	12%
Embraer	1%	11%
RAFAEL Advanced Defense Systems	9%	7%
Israeli Ministry of Defense	15%	6%

Although we continually strive to increase the number of our customers, we anticipate that a significant portion of our future revenues will continue to be derived from a small number of customers.

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

Markets

We sell our products to various air forces and companies worldwide.  The following table presents our revenues by geographical markets for the periods indicated:

	2007	2008	2009
Israel	40%	45%	35%
Asia	21%	32%	24%
North America	32%	20%	20%
South & Latin America	2%	1%	18%
Europe	5%	2%	3%

Competition

The markets for our products are highly competitive.  Our principal competitors in the avionics and military electronics market are Astronautics C.A., AITech Defense Systems, Elbit Systems, GE Aviation, Goodrich, Honeywell, Israel Aircraft Industries Ltd., Northrop Grumman, Sagem and the Zodiac group. We expect to continue to face competition from these and other competitors. Most of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do.  These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us.  We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors.  Failure to do so could adversely affect our business, financial condition and results of operations.

Government Regulations

Israel’s defense export policy regulates the sale of a number of our systems and products.  Current Israeli policy encourages export to approved customers of defense systems and products, such as ours, as long as the export is consistent with Israeli government policy.  A license is required to initiate marketing activities.  We are also required to obtain a specific export license for any hardware exported from Israel.  We cannot assure you that we will receive all the required permits and licenses for which we may apply in the future.

In 2007, an Israeli law regulating export of “dual use” items (items that are typically sold in the commercial market, but that also may be used in the defense market) came into effect.  In addition, a new Defense Export Control Law was adopted in 2007 and the law’s supplemental regulations became effective in February 2008.  The new regulations and law enhance enforcement of export control legislation, provide certain exemptions from license requirements and broaden certain areas of licensing, particularly with respect to transfer of technology.  In addition, our participation in governmental procurement processes in Israel and other countries is subject to specific regulations governing the conduct of the process of procuring defense contracts.  Furthermore, solicitations for procurements by governmental purchasing agencies in Israel and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process.

In addition, antitrust laws and regulations in Israel and other countries often require governmental approvals for transactions that are considered to limit competition.  Such transactions may include cooperative agreements for specific programs or areas, as well as mergers and acquisitions.

Proprietary Information

We hold a patent for our ACE™ system in Israel and the United States, U.S. Patent No. 5467274.  We generally do not consider patent protection significant to our current operations and rely upon a combination of security devices, copyrights, trademarks, trade secret laws and contractual restrictions to protect our rights in our products.  Our policy is to require employees and consultants to execute confidentiality agreements upon the commencement of their relationships with us.  These measures may not be adequate to protect our technology from third-party infringement, and our competitors might independently develop technologies that are substantially equivalent or superior to ours.  Additionally, our products may be sold in foreign countries that provide less protection for intellectual property rights than that provided under U.S. or Israeli laws.

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

We place great emphasis on quality control in our production processes.  Commencing with customer requirements and expectations, via raw material inspection through completion, specifications are repeatedly checked.  We maintain a quality assurance team that participates in every stage of the design and manufacturing of the products.  Our quality management system is certified by the Standards Institute of Israel, or SII, pursuant to ISO 9001:2000 for hardware design and production and ISO 90003:2004 for software design.  SII performs quality system audits twice a year and various customers perform audits four to six times a year. Our environmental management system is certified by SII to ISO 14001.  Our quality management system is certified also according to AS-9100B, a quality management system for aerospace requirements.

According to the standard warranty incorporated in most of our sales contracts, we warrant that our products will be free from defects in design, materials or workmanship, and guarantee repair or replacement of defective parts typically for periods between one to two years following delivery of a product to a customer.  We also provide maintenance services to customers who sign maintenance contracts.

Source and Availability of Raw Materials

We acquire most of the components for the manufacturing of our products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States.  Some of these suppliers are currently the sole source of one or more components upon which we are dependent.  Since many of our purchases require long lead-times, a delay in supply of an item can significantly delay the delivery of a product.  To date, we have not experienced any particular difficulty in obtaining timely deliveries of necessary components.  We depend on a limited number of suppliers of components for our products and if we are unable to obtain these components when needed, we would experience delays in manufacturing our products and our financial results could be adversely affected.  See Item 3D “Risk Factors.”

C.           Organizational Structure

We had one active subsidiary in 2009, Beijing Huarui Aircraft Components Maintenance and Services Co., an 80%-owned subsidiary that is based in China that is engaged in aircraft repair services.

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

Our executive offices and research and development facilities are located in a 17,200 square feet office facility in Netanya, Israel.  The lease for this facility expires in January 2012. The aggregate annual rent for our offices in Israel was approximately $314,000 in 2009.

Our Chinese subsidiary, CACS, conducts its business in an approximately 16,000 square feet facility in Beijing that includes offices and test and repair facilities.  The land for this facility was leased by Beijing Tianzhu Forestry Company or Tianzhu, the minority shareholder in CACS, from the Chinese government for 30 years.  Under a joint venture agreement and in consideration for its equity investment in CACS, Tianzhu granted CACS usage rights in the land, constructed the buildings and granted CACS the ownership of these buildings.  However, the transfer of the title to the land and the buildings has not been completed.  Although Tianzhu is legally obligated to complete such transfer of title to the land and the buildings, we cannot guarantee that such transfer will be completed, or that we will not be required to initiate litigation in order to enforce our rights to receive title to the land and buildings. We have reached an understanding with our Chinese partner pursuant to which the Chinese partner will surrender its shares in CACS in consideration for retaining title to the land and the building. Due to various Chinese regulatory requirements, the above understanding may not be effected and the parties are negotiating new avenues to achieve such restructuring.  Our Chinese counsel has advised us that notwithstanding the default of Tianzhu, CACS still has the contractual right to ownership and use the land and buildings within the approved joint venture agreement.

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

Overview

We develop, manufacture and sell defense electronics including data recording and management, INS, UAV avionics and other avionics solutions.  In addition, we continue to sell and support our commercial aviation electronic products and services, mainly through our Chinese subsidiary.

General

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  Transactions and balances originally denominated in dollars are presented at their original amounts.  Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 830 (formerly SFAS 52). The majority of our sales are made outside Israel and a substantial part of them are in dollars.  In addition, a substantial portion of our costs are incurred in dollars.  Since the dollar is the primary currency of the economic environment in which we operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date.  Operational accounts and non monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction.  All monetary balance sheet accounts have been remeasured using the exchange rates in effect at the balance sheet date.  Statement of operations amounts have been remeasured using the average exchange rate for the period.  The financial statements of our foreign subsidiary, whose functional currency is not the U.S. dollar, have been translated into dollars. All balance sheet amounts have been translated using the exchange rates in effect at balance sheet date. Statement of operation amounts have been translated using the average exchange rate prevailing during the year. Such translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

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

We believe the following accounting policies are the most critical in fully understanding and evaluating our financial condition and results of our operations under U.S.GAAP.

Revenue Recognition.  Our revenues are mainly derived from sales of defense electronics (solid-state recorders, computers, inertial navigation systems, etc.) and their supporting ground systems (automated testers, data debriefing stations).  In addition, we lease automated test equipment and provide manufacturing, development and product support services.  Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the collection of the fee is probable.  If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse, unless we can objectively and reliably demonstrate that the criteria specified in the acceptance provisions are satisfied.

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

Intangible Assets.  Costs of producing our test program sets software library, which can be integrated with our CATS™, incurred subsequent to achieving technological feasibility, were capitalized, and are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product. We assess the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software products sold.  An intangible asset related to customer relationships has been recorded as a result of our acquisition of certain assets and liabilities of Vectop in February 2005, and was amortized over the expected useful life of five years.  For the year ended December 31, 2009, no impairment was required.

Impairment of Long-Lived Assets.  We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends.  Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount of the carrying value of the asset exceeds its fair value.  For the year ended December 31, 2009, no impairment was required.

Impairment of Goodwill.  We are required to assess the impairment of goodwill at least annually (or more frequently if impairment indicators arise.  FASB ASC 350 “Intangibles-Goodwill and other” (formerly Statement of Financial Accounting Standards, or SFAS, 142) prescribes a two-phase process for impairment testing of goodwill.  The first phase screens for impairment while the second phase (if necessary) measures impairment.  In the first phase of impairment testing, goodwill attributable to each reporting unit is tested for impairment by comparing the fair value of each reporting unit with its carrying value.  In our case, we have only one reporting unit.  We determine its fair value according to our market capitalization and the goodwill was tested for impairment by comparing the fair market value with its carrying amount.  As of December 31, 2009, no impairment losses have been identified.  As a result, step two was not required.

Share-Based Compensation. Effective January 1, 2006, we account for stock-based compensation in accordance with FASB ASC 718  “Share-Based Payment,” or ASC 718 (formerly SFAS 123(R)), applying the modified prospective method, and with Securities and Exchange Commission Staff Accounting Bulletin No. 107, “Share-Based Payment,” or SAB 107.  In accordance with ASC 718, we measure the compensation cost associated with share-based payment transactions based on the fair value at the grant date of the options.  The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods, according to the straight-line method.

For employee option grants, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions relating to the dividend yield, expected volatility, risk free interest rate and expected life of the option by the employee, in accordance with ASC 718 and ASC 718-10 (formerly SFAS 123(R) and SAB 107).  Our assumptions with respect to these components will impact the compensation award costs and amounts expensed in each period and consequently the results of our operations.  For the year ended December 31, 2009, we incurred share-based compensation expense of $62,000.  As of December 31, 2009, there was $31,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under our stock option plans, which are expected to be recognized next year.

Accounting for income taxes.  On January 1, 2007, we adopted FASB ASC 740-10 “Income Taxes”  (formerly FIN 48) which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740-10 The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement ASC 740-10 (formerly SFAS 109).

We have provided a valuation allowance in respect to the deferred tax assets resulting from operating loss carryforwards and other temporary differences.  Our management currently believes that since our company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

Derivatives and hedging: We are required to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income as stipulated in FASB ASC 815 “Derivatives and Hedging,” or ASC 815 (formerly SFAS 133).  If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.  The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.  We use derivatives to hedge certain cash flow foreign currency exposures in order to further reduce our exposure to foreign currency risks.

In 2009, we entered into forward contracts in order to hedge certain expense transactions denominated in NIS currency.  Our forward contracts did not qualify a hedging instrument under ASC 815.

Changes in the fair value of forward contracts are reflected in the consolidated statements of operations as financial income or expense and not against the Other Comprehensive Income.  As of December 31, 2009, the fair value of the outstanding forward contracts was $14,000, which was recorded in other liabilities against financial expenses.

Significant Expenses

Cost of Revenues.  Cost of revenues consist primarily of manufacturing costs, depreciation of fixed assets, project development costs, amortization of capitalized software and inventories write-downs.

Marketing and Selling Expenses  Marketing and selling expenses consist primarily of expenses for sales and marketing personnel, sales commissions, marketing activities, public relations, promotional materials, amortization of customer relationship assets, travel expenses and trade show exhibit expenses.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, administrative personnel, professional fees, provisions for doubtful accounts and other general corporate expenses.

Research and Development Expenses.  Research and development expenses consist primarily of salary expenses for research and development personnel, use of subcontractors and other costs incurred in the process of developing product masters.

Financial Income (Expenses), Net.  Financial expenses consist of interest and bank expenses, interest on convertible note and loans, amortization expenses of discount on convertible note, deferred charges and currency remeasurement losses.  Financial income consists of interest on cash and cash equivalent balances and currency remeasurement gains.

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
Revenues	100.0%	100.0%	100.0%
Cost of revenues	76.2%	76.5%	67.4%
Gross profit	23.8%	23.5%	32.6%
Research and development	2.3%	3.8%	8.8%
Marketing and selling	8.7%	8.4%	7.6%
General and administrative	15.6%	10.3%	10.5%
Operating income (loss)	(2.8)%	1.0%	5.7%
Financial expenses, net	(4.5)%	(4.1)%	(4.5)%
Net income (loss)	(7.3)%	(3.1)%	1.2%
Net income attributable to noncontrolling interest	(0.4)%	(0.1)%	(0.1)%
Net income (loss) attributable to RADA shareholders	(7.7)%	(3.2)%	1.1%

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Revenues.  Our revenues increased by 3.1% to $18.4 million in 2009 from $17.9 million in 2008, mainly due to increased sales of traditional and off-the-shelf products.  Based on our current estimates of market demand, we expect that our revenues in 2010 will continue to increase from sales of our off-the-shelf products and also from new development projects that were signed in 2009.

Cost of Revenues.  Cost of revenues decreased by 9.2% to $12.4 million in 2009 from $13.7 million in 2008.  The decrease is mainly due to the increased percentage of our revenues attributable to off-the-shelf products, which generally have higher margins.  In 2010, we expect that our cost of revenues as a percentage of revenues will decrease mainly due to a significant development project that will account for a substantial portion of our revenues.

Gross Profit.  Our gross profit increased by 43% to $6.0 million in 2009 from $4.2 million in 2008.  Our profit margin was approximately 33% in 2009 and 24% in 2008, due to more profitable projects and the increased sales of off-the-shelf products, which generally have higher margins.

Research and Development Expenses.  Research and development expenses increased by 135% to approximately $1.6 million in 2009 from $686,000 in 2008.  The increase is mainly due to our investments in the development of our INS technology.  We expect that our research and development expense will remain constant in 2010.

Marketing and Selling Expenses. Marketing and selling expenses decreased by 6% to approximately $1.4 million in 2009 from $1.5 million in 2008. We expect that our marketing and selling expenses will remain constant in 2010.

General and Administrative Expenses.  General and administrative expenses increased by 5% to approximately $1.9 million in 2009 from $1.8 million in 2008. We expect that our general and administrative expenses will remain constant in 2010.

Financial Expenses, Net.  Our financial expenses, net, increased by 13% to $832,000 in 2009 compared to $734,000 in 2008.  Our interest expense, net, was $228,000 in 2009 compared with $220,000 in 2008.  Our amortization expense on a convertible note and loans from shareholders in 2009 was $517,000 as compared to $473,000 of amortization expense in 2008.  Foreign currency exchange differences resulted in expenses of $5,000 in 2009 compared to income of $190,000 in 2008, mainly due to changes in the NIS/dollar exchange rate.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Revenues.  Our revenues increased by 27.7% to $17.9 million in 2008 from $14.0 million in 2007, mainly due to increased traditional and off-the-shelf product sales.

Cost of Revenues.  Cost of revenues increased by 27.4% to $13.7 million in 2008 from $10.7 million in 2007.  The increase is mainly due to the increase in revenues.

Gross Profit.  Our gross profit increased by 26% to $4.2 million in 2008 from $3.3 million in 2007, mainly due to the increase in revenues.  Our profit margin was approximately 24% in 2008 and in 2007.

Research and Development Expenses.  Research and development expenses increased by 117 % to approximately $686,000 in 2008 from $324,000 in 2007.  The increase is mainly due to costs associated with a development project which began in 2007.

Marketing and Selling Expenses. Marketing and selling expenses increased by 23% to approximately $1.5million in 2008 from $1.2 million in 2007.

General and Administrative Expenses.  General and administrative expenses decreased by 16% to approximately $1.8 million in 2008 from $2.2 million in 2007.

Financial Expenses, Net.   Our financial expenses, net, increased by 17% to $734,000 in 2008 compared to $629,000 in 2007.  Our interest expense, net, was $220,000 in 2008 compared with $203,000 in 2007.  Our amortization expense on a convertible note and loans from shareholders in 2008 was $473,000 as compared to $193,000 of amortization expense in 2007.  Foreign currency exchange differences resulted in income of $190,000 in 2008 and expenses of $181,000 in 2007, mainly due to changes in the NIS/dollar exchange rate.

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

Corporate Tax Rate

Israeli companies are generally subject to income tax at the corporate tax rate.  The applicable rate for 2009 was 26%.  The rate was reduced to 25% in 2010, and will be further reduced to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

As of December 31, 2009, our carry net operating loss forward for Israeli tax purposes was approximately $61.1 million including a carry forward capital loss amounting to approximately $3.5 million.

Impact of Currency Fluctuation and of Inflation

A significant portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS.  Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS.  In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in U.S. dollars may increase.  NIS linked balance sheet items, may also create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share.  Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations.  Therefore, exchange rate fluctuations could have a material adverse impact on our operating results and share price. The caption “Financial expenses, net” in our consolidated financial statements includes the impact of these factors as well as traditional interest income or expense.  See Note 13 to our consolidated financial statements.

The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the NIS against the most important currency for our business, the U.S. dollar, until December 31 each year and the year before, and (ii) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2005	2006	2007	2008	2009
NIS vs. U.S. Dollar	6.8%	(8.2)%	(8.9)%	(1.1)%	(0.7)%
Israeli Consumer Price Index	2.4%	(0.1)%	3.4%	3.8%	3.9%

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results.  We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Recently Issued Accounting Standards

In June 2009, the FASB issued Accounting Standards Update No. 2009-01, Topic 105 - Generally Accepted Accounting Principles amendments based upon Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement 162, or ASU 2009-01.  ASU 2009-01 establishes the FASB ASC as the single source of authoritative accounting principles to be applied to financial statements of nongovernmental entities in conformity with U.S. GAAP. ASU 2009-01 was effective for financial statements issued for interim and annual periods ending after September 15, 2009.  Our adoption of ASU 2009-01 did not affect our consolidated results of operations or financial condition.

In October 2009, the FASB issued an update to ASC 605-25, “Revenue recognition – Multiple-Element Arrangements,” that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

•	Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;

•
Require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence of selling price  or third-party evidence of selling price;

•	Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and

•	Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

We may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented.  We are currently evaluating the impact on its consolidated results of operations and financial condition.

B.           Liquidity and Capital Resources

We have historically met our financial requirements primarily through cash generated by operations, funds generated by our public offering in 1985, private placements of our ordinary shares and issuance of debt securities, loans from our principal shareholders, short-term loans and credit facilities from banks, most recently Bank Leumi Le-Israel B.M. and the Israeli branch of State Bank of India, or the Banks, research and development grants from the Government of Israel and the Israel-U.S. Binational Industrial Research and Development Foundation, and investment grants for approved enterprise programs and marketing grants from the Government of Israel.

On July 12, 2004, we entered into a stock purchase agreement with certain institutional investors, pursuant to which such investors purchased 600,000 of our ordinary shares at a price of $4.80 per share, together with additional investment rights to purchase up to an aggregate of an additional 366,667 ordinary shares at an exercise price of $6.30 per share, for a period of 24 months from August 11, 2004.  In addition, we issued to such investors an aggregate of $3.0 million principal amount of convertible notes.  Such convertible notes bore interest at a rate of six month LIBOR plus 2.5% and were convertible at the investors’ option at a conversion price of $6.30.  The investors also received warrants exercisable for a period of five years beginning on January 12, 2005 to purchase up to an aggregate of 312,500 ordinary shares at an exercise price of $7.50 per share. Such convertible notes matured on July 12, 2007.  We repaid the $3.0 million of convertible notes and the balance of the interest accrued thereon in July 2007, utilizing funds obtained from a loan from Mr. Yeung, our controlling shareholder.  We issued to Mr. Yeung a convertible note and warrants, as described below.

On April 6, 2005, we entered into a stock purchase agreement with the same institutional investors, pursuant to which such investors purchased 321,978 of our ordinary shares.  In addition, we issued to the investors new warrants to purchase an additional 625,000 of our ordinary shares at a purchase price of $6.30 per share for a period of 24 months.  These warrants expired on April 2007 without being exercised.  As part of this transaction the investors exercised additional investment rights for the purchase of 303,022 ordinary shares that were issued to them in the July 12, 2004 transaction.  As a result, we received proceeds of approximately $3.0 million.

On June 29, 2007, we entered into an amendment and exchange agreement with certain shareholders who participated in a private placement of our shares in June 2002.  Pursuant to such agreement we received a loan in the principal aggregate amount of $400,000 for a period of three years, which bears interest at a rate of 8% per annum, paid in arrears on a quarterly basis.  In consideration for such loan our audit committee and board of directors approved the extension until June 30, 2010 of warrants to purchase up to an aggregate of 155,782 ordinary shares that were issued to these shareholders as part of the June 2002 private placement, and the re-pricing of the exercise price of warrants to purchase up to an aggregate of 606,803 ordinary shares issued to some of the investors in the 2002 private placement, to $1.88 per share which were also extended until June 30, 2010.  In January 2008, we repaid $300,000 of the $400,000 loan received in June 2007 in consideration for 152,765 ordinary shares.

On December 10, 2007, we issued $3.0 million principal amount of convertible notes to Mr. Yeung, our controlling shareholder.  The convertible notes will mature on October 14, 2010, bear interest at a rate of six month LIBOR plus 3.5% and are convertible into ordinary shares at a conversion price of $2.09.  Mr. Yeung also received warrants exercisable for a period of five years beginning on October 15, 2007 to purchase up to an aggregate of 1,578,947 ordinary shares at an exercise price of $2.375 per share.

In July 2008, we entered into a $1.5 million loan agreement with a company controlled by Mr. Yeung, our controlling shareholder, in order to facilitate further development of our INS technology.  The loan was drawn down in July 2008 ($1.0 million) and in December 2008 ($0.5 million).  The loan bears interest of 3% + LIBOR payable at the beginning of every quarter.  Principal payments equal to U.S.$90,000 are payable in six equal installments commencing July 1, 2009 and the remaining principal amount will be payable in eight equal installments, commencing April 1, 2011.  Subject to the approval of the Israeli Ministry of Defense, we will grant the lender a non-exclusive license to use the technology developed for non-military/commercial purposes.  The non-exclusive license will automatically convert into an exclusive license should we default on any of our obligations under the loan agreement.  We have also agreed in the future, subject to the approval of several governmental authorities including the Israeli Ministry of Defense, to establish a joint venture with Mr. Yeung or an affiliated entity that will be engaged in the production and marketing of such non-military/ commercial products and technology.

As of December 31, 2009, we owed the Banks $33,000 under credit facilities.  In addition, the Banks provided $2.4 million of guarantees on our behalf to our customers and suppliers in the ordinary course of business.  The guarantees are secured by a first priority floating charge on all of our assets and by a fixed charge on goodwill (intangible assets), unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of loss).  Our agreements with the Banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business, from placing a lien on our assets without the Banks’ consent and from declaring dividends to our shareholders.

We had capital expenditures of $216,000 in 2009, $498,000 in 2008 and $353,000 in 2007, primarily for machinery and equipment.  We currently do not have any significant capital spending or purchase commitments.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2007	2008	2009
	(U.S. dollars in thousands)
Net cash provided by (used in) operating activities	(118)	(316)	322
Net cash used in investing activities	(226)	(927)	(330)
Net cash provided by financing activities	189	1,333	32
Effect of exchange rate changes on cash and cash equivalents.	-	39	(1)
Net increase (decrease) in cash and cash equivalents	(155)	129	23
Cash and cash equivalents at beginning of the year	990	835	964
Cash and cash equivalents at end of the year	835	964	987

Net cash provided by operating activities was $322,000 in 2009.  This was primarily due to a decrease in costs and estimated earnings in excess of billings, net of $854,000, depreciation and amortization of $1.2 million and amortization expense on a convertible note of $502,000.  This was offset by an increase in trade receivables of $1.2 million and an increase in inventories of $1.3 million.  Net cash used in operating activities was $316,000 in 2008.  This was primarily due to increase in inventories of $2.2 million due to the backlog of customer orders for delivery in 2009, an increase in costs and estimated earnings in excess of billings, net of $1.6 million and an increase in other accounts receivable and prepaid expenses of $250,000.  This was offset by a decrease in trade receivables of $1.5 million and an increase in trade payables of $950,000. Net cash used in operating activities was $118,000 in 2007.  This was primarily attributable to an increase in trade receivables of $611,000, an increase in costs and estimated earnings in excess of billings of $230,000 and a decrease in trade payables of $139,000. This was offset by a increase in other accounts payables of $199,000 and a decrease in inventories of $104,000.

Net cash used in investing activities was approximately $330,000 in 2009.  This was mainly due to our investment of $261,000 in property, plant and equipment and payment of $93,000 in conjunction with the acquisition of certain assets and liabilities of Vectop.  Net cash used in investing activities was approximately $927,000 in 2008.  This was mainly due to our investment of $498,000 in property, plant and equipment, $235,000 paid in conjunction with the acquisition of certain assets and liabilities of Vectop and an increase in restricted cash of $195,000.  Net cash used in investing activities was approximately $226,000 in 2007.  This was mainly due to our investment of $353,000 in property, plant and equipment, which was offset by a decrease in restricted cash of $106,000.

Net cash provided by financing activities was $32,000 in 2009, reflecting net repayment to us of $173,000 of employee long-term loans, which was offset by aggregate repayments of $132,000 of long-term loans to a bank.  Net cash provided by financing activities was $1.3 million in 2008, reflecting net proceeds of $1.5 million of shareholder loans, which was offset by aggregate repayments of $490,000 of long-term loans to a bank and short-term bank credit.  Net cash provided by financing activities was $189,000 in 2007, reflecting net proceeds of $3.4 million of shareholder loans, which was offset by aggregate repayments of $3.3 million of long-term loans.

As a result of the foregoing, at December 31, 2009, we had working capital of $4.8 million and cash and cash equivalents of $987,000 as compared to working capital of $6.2 million and cash and cash equivalents of $964,000 at December 31, 2008.

We expect to fund our short-term liquidity needs, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from our cash and cash equivalents, operating cash flow and our credit facilities.  We believe that our current cash and cash equivalents, credit facilities and our expected cash flow from operations in 2010, as well as continued financial support from our controlling shareholder, will be sufficient to meet our cash requirements in 2010.

As of March 25, 2010, warrants to purchase 2,649,032 of our ordinary shares were outstanding.  Of such warrants, warrants to purchase 601,803 ordinary shares have an exercise price of $1.88 per share and expire on June 30, 2010, warrants to purchase 1,578,947 ordinary shares have an exercise price of $2.38 per share and expire on December 10, 2012, warrants to purchase 155,782 ordinary shares have an exercise price of $6.00 and expire on June 30, 2010 and warrants to purchase 312,500 ordinary shares have an exercise price of $7.50 per share and expire on January 12, 2010.  To the extent any warrants are exercised, the proceeds will be added to our working capital.

C.           Research and Development, Patents and Licenses

Research and Development

Our research and development investments focus on improvements to our existing products and the development of complementary products that would provide continued support for our current customers and would improve our capability to market our products to new customers.

In 2009, 2008 and 2007 we incurred $1,616,000, $686,000 and $324,000 respectively of research and development expenses.  The vast majority of those expenses is attributable to our investments in our inertial navigation technology.  In 2010, we expect that we will continue to enter into new development projects and develop products through customer orders and we will continue our internally funded research and development with respect to existing products.

As of December 31, 2009, we employed 41 engineers in research and development who spend most of their time on research and development activities generated through customer orders and part of their time on internal research and development activities.

The Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, or the OCS, encourages research and development by providing grants to Israeli companies.  The terms of such grants prohibit the manufacture of the developed products outside Israel and the transfer of technologies developed using the grants to any person without the prior written consent of the OCS.  During 2009, we developed a new radar sensor for APS, partly financed by the OCS. In 2009, we received a royalty bearing grant of $203,000 from the OCS for such development program.

Pursuant to applicable Israeli law, we are currently required to pay royalties at the rate of 3-5% of sales of products developed with certain grants received from the OCS, up to 100% of the amount of such grants, linked to the U.S. dollar.  As of December 31, 2009, our total obligation for royalty payments, net of royalties paid or accrued is approximately $410,000.

We are committed to pay royalties to the Israel - United States Binational Industrial Research and Development Foundation at the rate of 5% of the sales proceeds up to 150% of the research and development expenses financed by the foundation.  Our total obligation for royalties, net of royalties paid or accrued, totaled approximately $2.1 million as of December 31, 2009.

D.           Trend Information

In 2009, our revenues increased by 3.1% from 2008.  We expect that in 2010 our revenues will continue to increase and the proportion of sales of off-the-shelf products will continue to increase in comparison to revenues from development programs and that as a result of such change in our product mix, our operating results will improve.  However, our revenues are subject to government budgets and we cannot assure you that the economic climate will not result in the cancellation or suspension of certain projects or programs.

Our future revenues will, in great measure, be dependent upon the success of our sales and marketing strategy.  We are currently focusing our sales efforts on:

•	Digital Video & Data Recorders and GBS;

•	INS;

•	Avionics solutions (including for UAVs); and

•	Radar sensors for APS.

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

F.           Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2009 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-term debt obligations	$4,180,000	$2,696,000	$1,484,000	-	-
Operating lease obligations	1,682,000	842,000	840,000	-	-
Total	$5,862,000	$3,538,000	$2,324,000	-	-

In addition, we have long-term liabilities for severance pay for certain employees that is calculated pursuant to Israeli law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Under Israeli law, employees are entitled to one month’s salary for each year of employment or a portion thereof upon termination of employment in certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause.  As of December 31, 2009 our severance pay liability was $414,000.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Herzle Bodinger	67	Chairman of the Board of Directors and President
Zvi Alon	56	Chief Executive Officer
Dov Sella	54	Vice President Marketing and Sales
Shiri Lazarovich	35	Chief Financial Officer
Oleg Kiperman	56	Chief Technology Officer
Dan Ariel	63	Vice President Engineering
Adrian Berg	62	Director
Roy Kui Chuen Chan	63	Director
Ben Zion Gruber	51	Director
Michael Letchinger	54	Director
Nurit Mor	66	Outside director
Eli Akavia	62	Outside director

Messrs. Bodinger and Letchinger will serve as directors until our 2010 annual general meeting of shareholders.  Mr. Berg will serve as a director until our 2011 annual general meeting of shareholders.  Messrs. Chan and Gruber will serve as directors until our 2012 annual general meeting of shareholders.

Ms. Mor and Mr. Akavia serve as outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until our 2012 annual general meeting of shareholders.

Herzle Bodinger has served as the chairman of our board of directors since July 1998 and since 2001 has served also as our president.  General (Res.) Bodinger first joined us in May 1997 as the president of our U.S. subsidiary and was appointed our chief executive officer in June 1998.  General (Res.) Bodinger served as our chief executive officer from 1998 until 2001 and served once again in this position from June 2006 until July 2007.  General (Res.) Bodinger served as the Commander of the Israeli Air Force from January 1992 through July 1996.  During the 35 years of his service, he also served as a fighter pilot while holding various command positions.  General (Res.) Bodinger holds a B.A. degree in Economics and Business Administration from the Bar-Ilan University and completed the 100th Advanced Management Program at Harvard University.

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

Shiri Lazarovich has served as our chief financial officer since December 2007. Ms. Lazarovich previously served as our controller from September 2004.  Prior to that and from January 2000, Ms. Lazarovich served as a manager in the accountant, assurance and business advisory services department of PricewaterhouseCoopers, Israel.  Ms. Lazarovich holds a B.A. degree in Accounting and in Economics from the Hebrew University of Jerusalem and is a Certified Public Accountant in Israel.

Dov Sella has served as our vice president of marketing and sales since July 2007.  Prior to that and from January 2003, Mr. Sella served as our chief operating officer.  Mr. Sella has over 20 years of senior management and product development experience.  From 1982 until 1997, Mr. Sella worked for Elbit Systems Ltd., a leading Israeli defense contractor.  Among his positions at Elbit, he served as director of programs, director of avionics engineering and director of business development.  Between 1997 and 2000, Mr. Sella served as executive vice president and vice president of business development and vice president of research and development of UltraGuide Ltd., a medical devices start-up.  During the three years prior to joining our company, Mr. Sella was the president of NeuroVision Inc., a medical technology start-up.  Mr. Sella has a B.Sc. degree (cum laude) in Computer Engineering from the Technion - Israeli Institute of Technology.  Mr. Sella served as a fighter aircraft navigator in the Israeli Air Force.

Oleg Kiperman has served as our chief technology officer since July 2007. Mr. Kiperman joined us in 1984 as project manager of several embedded avionics development programs and in 2000 was named as our director of engineering.  From 1982 until 1984 Mr. Kiperman served as a hardware development team leader at Tadiran (developing digital communication systems).  From 1977 until 1982 Mr. Kiperman served as a senior engineer in the IAF Weapons Control Branch.  Mr. Kiperman holds a B.Sc. in Electrical Engineering from the Technion - Israeli Institute of Technology.

Dan Ariel joined our company as vice president of engineering in March 2009.  During the four years prior to joining our company, Mr. Ariel served as research and development director for Lumenis Ltd, a global leader in medical lasers.  Between 2001 and 2004, Mr. Ariel served as the director of infrared systems at Elisra Electronics Systems.  Between the years 1992 and 2001, Mr. Ariel worked for Elbit Systems, where his last position was senior director of airborne sensors.  Between 1991 and 1992, Mr. Ariel was with ELTA Systems as a senior radar systems engineer.  Previously Mr. Ariel served as a senior engineer and projects manager in the Israeli Air Force in various research and development positions. Mr. Ariel holds both B.Sc. (summa cum laude) and M.Sc. degrees in Electrical Engineering from the Technion - Israeli Institute of Technology and a M.Sc. degree in Management from the Polytechnic University of New York.

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

Roy Kui Chuen Chan has served as a director since November 1997.  Mr. Chan is a designee of Horsham Enterprises Ltd.  Mr. Chan has been legal consultant to Yeung Chi Shing Estates Limited, a Hong Kong holding company with major interests in hotels and real estate in Hong Kong, China, the United States, Canada and Australia, and its international group of companies, since 1984.  Mr. Chan presently serves as legal counsel to several Hong Kong companies, including Horsham Enterprises Ltd.  Mr. Chan received his qualification as a solicitor and has been a member of the U.K. bar since 1979 after he completed five years of training at Turners Solicitors.

Ben Zion Gruber was elected as a director designee of the shareholders (excluding Howard Yeung) that participated in the private placement of our shares in June 2002.  Mr. Gruber is a founder and manager of several real estate and construction companies and an entrepreneur involved in several hi-tech companies.  Mr. Gruber is a Colonel (Res.) of the IDF serving as Brigadier Commander of a tank battalion.  Mr. Gruber is a member of the Board of Employment Service of the Government of Israel.  Mr. Gruber also serves on the board of directors of the Company for Development of Efrat Ltd., and the Association of Friends of Kefar Shaul Hospital.  Mr. Gruber serves on the Ethics Committees of the Eitanim and Kefar Shaul Hospitals as well as a director of several other charitable organizations.  Mr. Gruber holds a B.Sc. degree in Engineering of Microcomputers from "Lev" Technology Institute, an M.A. degree in Behavioral Sciences from Tel Aviv University and is currently studying for his Ph. D degree in Behavioral Sciences at the University of Middlesex, England.  In addition, Mr. Gruber is a graduate of a summer course in Business Administration at Harvard University, as well as several other courses and training in management, finance and entrepreneurship.

Michael Letchinger was elected as a director designee of Horsham Enterprises Ltd. in November 2004.  Since 2000, Mr. Letchinger has been general counsel and senior vice president-managing of Potomac Golf Properties, LLC, a company engaged in real estate development and free standing golf facilities.  From 1994 to 2000, Mr. Letchinger was general counsel and senior vice president-managing of Potomac Development Associates, a sister company of Potomac Golf Properties, LLC.  Mr. Letchinger holds a B.A. degree in Economics from Brandeis University, Waltham, Massachusetts, and a JD degree from University of Chicago Law School.

Nurit Mor has served as one of our outside directors since August 2006.  Ms. Mor has served as an outside director of Aspen Real Estate Ltd. since September 2005 and of I.B.I Investment House Ltd. since May 2004, both Israeli public companies.  From 1973 to 2003, Ms. Mor served in senior positions at the Bank of Israel, including public complaints and banking supervision department.  Ms. Mor holds a B.A. degree in Economics and Statistics and a diploma in Business Administration from the Hebrew University of Jerusalem, and an M.A. degree in Labor Studies from Tel Aviv University.

Eli Akavia has served as one of our outside directors since August 2006.  Mr. Akavia has served as an independent consultant in accounting and audit issues since August 2002.  From 1979 to 2002, Mr. Akavia served as partner in various positions in Luboshitz Kasierer, which was merged into Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global.  Mr. Akavia also serves as a director of Eden Springs Ltd., On Track Innovation Ltd, Starling Ltd and in Eshlad Ltd Direct Funds, all of which are public Israeli companies.  Mr. Akavia has been a Certified Public Accountant (Israel) since 1975 and holds a B.Sc. degree in Mathematics and Economics from the Hebrew University of Jerusalem and an M.B.A. degree from the Tel Aviv University.

B.           Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2009.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting of 12 persons	$928,584	$280,466

During the year ended December 31, 2009, we paid each of our outside directors a per meeting attendance fee of NIS 1,705 ($434) and an annual fee of NIS 26,790 ($6,812).

As of December 31, 2009, our directors and executive officers as a group, consisting of 12 persons, held options to purchase an aggregate of 612,000 ordinary shares, at exercise prices ranging from $2.07 to $3.42 per share, vesting over three years.  These options were issued under our 2003 Stock Option Plan and expire in 2013.

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

Messrs. Chan and Gruber are Class A directors and will hold office until the Annual General Meeting of Shareholders to be held in 2012.  Messrs. Bodinger and Letchinger are Class B directors and will hold office until the Annual General Meeting of Shareholders to be held in 2010.  Mr. Berg is a Class C director and will hold office until the Annual General Meeting of Shareholders to be held in 2011.  Ms. Mor and Mr. Akavia serve as our outside directors and each will hold office for a second three year term until October 2012.

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

Outside directors are elected at our annual general meeting of shareholders.  The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter.  This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.  In general, the initial term of an outside director is three years and he or she may be reelected to on additional term of three year.  Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.  If the vacancy of an outside director position causes the company to have fewer than two outside directors, the board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint a new outside director.

Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors.  An outside director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.  All outside directors shall receive the same annual compensation from the company; however, if the company has declared an outside director as an “expert outside director,” as such term is defined in regulations promulgated under the Israeli Companies Law; the company can pay him or her a higher remuneration in comparison to the other outside directors.  Moreover, if an outside director also serves as an independent director under NASDAQ Market Rules and therefore has additional liability, he or she is entitled to receive the highest remuneration permitted under such regulations.

Independent Directors.  In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission.  However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules.  We do not follow the requirement of the NASDAQ Marketplace Rules to maintain a majority of independent directors on our board and instead follow Israeli law and practice (see Item 16G. “Corporate Governance”).  However, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ Marketplace, on our audit committee.

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

Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a specified part of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law.  Such independent directors shall have all the qualifications of an outside director; however, he or she is not subject to the “accounting and financial expertise” or “professional qualification” requirements and may be elected and removed from office by a simple majority vote of the general shareholders meeting.  We have not included such a provision in our articles of association.

Committees of the Board of Directors

Audit Committee.   Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must be comprised of at least three directors including all of the outside directors, but excluding the chairman of the board of directors; controlling shareholder or a relative of a controlling shareholder; and any director employed by the company or who provides services to the company on a regular basis.

In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.  Our audit committee also has the responsibility of approving related-party transactions as required by Israeli law.  Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

The current members of our audit committee are Ms. Nurit Mor and Messrs Eli Akavia and Ben Zion Gruber, each of whom satisfies the “independence” requirements of both the Securities and Exchange Commission and NASDAQ.  We also comply with Israeli law requirements for audit committee members.  The audit committee meets at least once each quarter.

Compensation Committee.  Our board of directors established a compensation committee composed of Ms. Nurit Mor and Mr. Adrian Berg.  The compensation committee is authorized to determine all compensations issues, including the administration of our option plans, subject to general guidelines determined by our board of directors from time to time.  The compensation committee also makes recommendations to our board of directors in connection with the terms of employment of our chief executive officer and president.

Internal Audit

The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee.  An internal audit must satisfy the Israeli Companies Law’s independence requirements. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice.  Under the Companies Law, the Internal Auditor may not be an interested party or an office holder, or a relative of any of the foregoing, nor may the internal auditor be the company's independent accountant or its representative.  Our internal auditor complies with the requirements of the Israeli Companies Law.

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

D.           Employees

On December 31, 2009, we employed 107 persons, of whom 50 were employed in research, development and engineering, 45 persons in manufacturing and logistics, 3 persons in sales and marketing, and 9 persons in administration and management and finance.  All of our employees are located in Israel.  In addition, CACS (our 80%-owned subsidiary) employed 21 persons in China.

On December 31, 2008, we employed 98 persons, of whom 41 were employed in research, development and engineering, 44 persons in manufacturing and logistics, 4 persons in sales and marketing, and 9 persons in administration and management and finance.  All of our employees are located in Israel.  In addition, CACS (our 80%-owned subsidiary) employed 21 persons in China.

On December 31, 2007, we employed 92 persons, of whom 32 were employed in research, development and engineering, 47 persons in manufacturing and logistics, 4 persons in sales and marketing, and 9 persons in administration and management and finance.  All of our employees are located in Israel.  In addition, CACS (our 80%-owned subsidiary) employed 24 persons in China.

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

E.           Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 25, 2010 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership(2)
Herzle Bodinger (3) (4)	165,833	1.9%
Zvi Alon (3) (5)	100,000	1.1%
Dov Sella (3) (5)	100,000	1.1%
Shiri Lazarovich (3) (6)	16,000	*
Oleg Kiperman (3) (7)	55,667	*
Dan Ariel (3)	--	--
Adrian Berg (8) (9)	71,658	*
Roy Kui Chuen Chan (10) (11)	49,383	*
Ben Zion Gruber (3)(12)	48,864	*
Michael Letchinger (13)	--	--
Nurit Mor (3)	--	--
Eli Akavia (3)	--	--
All directors and executive officers as a group (12 persons)	607,405	6.4%
_______
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

(2)	The percentages shown are based on 8,868,857 ordinary shares issued and outstanding as of March 25, 2010.

(3)
The business addresses of Messrs. Bodinger, Alon, Sella, Kiperman, Ariel, Gruber and Akavia and Ms. Mor and Ms. Lazarovich is c/o RADA Electronic Industries Ltd., 7 Giborei Israel Street, Netanya, Israel.

(4)
All such ordinary shares are subject to currently exercisable options granted under our 2003 stock option plan.  Options to purchase 82,500 ordinary shares are exercisable at an exercise price of $2.14 per share and options to purchase 83,333 ordinary shares are exercisable at an exercise price of $2.91 per share.  The options expire in January 2013.

(5)
All such ordinary shares are subject to currently exercisable options granted under our 2003 stock option plan.  Options to purchase 33,333 ordinary shares are exercisable at an exercise price of $2.07 per share and options to purchase 66,667 ordinary shares are exercisable at an exercise price of $2.40 per share.  The options expire in January 2013.

(6)
All such ordinary shares are subject to currently exercisable options granted under our 2003 stock option plans.  Options to purchase 2,667 ordinary shares are exercisable at an exercise price of $3.42 per share and options to purchase 13,333 ordinary shares are exercisable at an exercise price of $2.40 per share.  The options expire in January 2013.

(7)
Includes 51,667 ordinary shares subject to currently exercisable options granted under 2003 stock option plan.  Options to purchase 25,000 ordinary shares are exercisable at an exercise price of $2.07 per share and options to purchase 26,667 ordinary shares are exercisable at an exercise price of $2.40 per share.  The options expire in January 2013.

(8)	The business address of Mr. Berg is Alexander & Co., 17 St. Ann's Square, Manchester M2 7 PW, U.K.

(9)	Includes 70,125 ordinary shares subject to currently exercisable options granted under our stock option plan at an exercise price of $2.14 per share. The options expire in January 2013.

(10)	The business address of Mr. Roy Chan is Gearhart Holdings (H.K.) Limited, 2202 Kodak House II, 39 Healthy Street, E. North Point, Hong Kong.

(11)	Includes 47,850 ordinary shares subject to currently exercisable options granted under our stock option plan at an exercise price of $2.14 per share. The options expire in January 2013.

(12)
Includes 34,014 ordinary shares issuable upon currently exercisable warrants at an exercise price of $1.88 per share that were issued in June 2007, and 14,850 ordinary shares subject to currently exercisable options granted under our stock option plans, at an exercise price of $2.14 per share.  Such options expire in January 2013.

(13)	The business address of Mr. Letchinger is 2709 Rittenhouse Street, Washington DC, 20015, USA.

Stock Option Plans

1999 Stock Option Plan

Our 1999 Stock Option Plan, or the 1999 Plan, provided for the issuance of stock options to purchase an aggregate of 108,400 of our ordinary shares.  The1999 Plan was for a term of ten years and expired on December 31, 2009.  The 1999 Plan authorized the issuance of options to key employees and consultants, including officers and directors of our company and its subsidiaries.

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

As of December 31, 2009, options to purchase 165,400 ordinary shares had been granted under the 1999 Plan at an average exercise price of $9.63 per share.  Of such options, no options had been exercised, options to purchase 102,800 ordinary shares had been cancelled, expired or forfeited and options to purchase 62,600 ordinary shares were outstanding having an average exercise price of $9.63 per share.  On December 31, 2009, the 1999 Plan expired.

2003 Stock Option Plan

Our 2003 Stock Option Plan, or the 2003 Plan, provides for the issuance of stock options to purchase an aggregate of 666,667 of our ordinary shares.  At our annual general meeting held in August 2006, the shareholders approved an increase in the number ordinary shares available for grant under the 2003 Plan by 500,000 shares. Consequently, 1,166,667 ordinary shares are subject to the 2003 Plan.  Options under the 2003 Plan may be granted to employees including officers and directors of our company and its subsidiaries who, in the judgment of the board of directors based on the recommendation of our compensation committee, are in a position to contribute significantly to our success.  The provisions of our 2003 Plan are designated to allow for the tax benefits promulgated under the Israeli Income Tax Ordinance [New Version].  Our board of directors has resolved that all options that will be granted to Israeli residents under the 2003 Plan will be taxable under the “capital gains path.” Pursuant to this path the profit realized by the employee is taxed as a capital gain (25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted.  If the shares are sold before the lapse of said 24 months period, the profit is re-characterized as ordinary income. We are not allowed to record a corresponding salary expense, even in the event the profit is taxed as ordinary income. Otherwise, the terms of the 2003 Plan are substantially the same as those of the 1999 Plan.

In May 2008, we granted to four of our directors options to purchase a total of 261,000 ordinary shares for an exercise price of $ 2.14 per share in exchange for options to purchase 258,000 ordinary shares that were granted to those directors in 2003 for an exercise price of $ 4.02 per share.  Those new options granted were fully vested and there was no compensation expense related to those options.

As of December 31, 2009, options to purchase 1,452,000 ordinary shares had been granted under the 2003 Plan at an average exercise price of $2.80 per share.  Of such options, options to purchase 56,472 ordinary shares had been exercised, options to purchase 626,166 ordinary shares had been cancelled, expired or forfeited and options to purchase 769,362 ordinary shares were outstanding having an average exercise price of $2.44 per share, of which options to purchase 678,013 ordinary shares were exercisable having an average exercise price of $2.48.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

Mr. Howard Yeung is the beneficial holder of 44% of our outstanding shares.  In addition, Mr. Yeung currently holds convertible notes under which 1,435,407 ordinary shares are issuable and currently exercisable warrants pursuant to which 1,578,947 ordinary shares are issuable.  Accordingly, Mr. Howard Yeung may be deemed to control our company.

The following table sets forth certain information as of March 25, 2010, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Howard P.L. Yeung (3) (4) (5)	6,911,872	58.2%
Kenneth Yeung (3) (6)	450,029	5.1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options and notes currently exercisable or convertible or exercisable or convertible within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,868,857 ordinary shares outstanding as of March 25, 2010.

(3)
Of the 6,911,872 ordinary shares, 450,029 ordinary shares are held by Horsham Enterprises Ltd., a corporation incorporated in the British Virgin Islands.  Messrs. Howard P.L. Yeung and his brother Kenneth Yeung are the beneficial owners, in equal shares, of Horsham Enterprises Ltd.  Accordingly, Messrs. Yeung may be deemed to be the beneficial owners of the ordinary shares held by Horsham Enterprises Ltd.

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

Significant Changes in the Ownership of Major Shareholders

On October 15, 2007, we entered into a loan agreement with Mr. Yeung.  Pursuant to such agreement, in consideration for a loan in the amount of $3.0 million, we issued $3.0 million principal amount of convertible notes to Mr. Yeung.  The convertible notes will mature on October 14, 2010, bear interest at a rate of six month LIBOR plus 3.5% and are convertible into ordinary shares at a conversion price of $2.09 per share.  In addition, Mr. Yeung received warrants, exercisable for a period of five years beginning on October 15, 2007, to purchase up to an aggregate of 1,578,947 ordinary shares at an exercise price of $2.375 per share.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by American Stock Transfer & Trust Company, our transfer agent, as of March 25, 2010, there were 93 holders of record of our ordinary shares, of which 80 record holders holding approximately 60.6% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees.

B.           Related Party Transactions

On October 15, 2007 we sold $3.0 million of convertible notes to Mr. Yeung.  The convertible notes will mature on October 14, 2010, bear interest at a rate of six month LIBOR plus 3.5% and are convertible into ordinary shares at a conversion price of $2.09 per share.  In addition, Mr. Yeung received warrants, exercisable for a period of five years beginning on October 15, 2007, to purchase up to an aggregate of 1,578,947 ordinary shares at an exercise price of $2.375 per share.

In July 2008, we entered into a $1.5 million loan agreement with a company controlled by Mr. Yeung, our controlling shareholder, in order to facilitate further development of our INS technology.  The loan was drawn down in July 2008 ($1.0 million) and in December 2008 ($0.5 million).  The loan bears interest of 3% + LIBOR payable at the beginning of every quarter.  Principal payments equal to U.S.$90,000 are payable in six equal installments commencing July 1, 2009 and the remaining principal amount will be payable in eight equal installments, commencing April 1, 2011.  Subject to the approval of the Israeli Ministry of Defense, we will grant the lender a non-exclusive license to use the technology developed for non-military/commercial purposes.  The non-exclusive license will automatically convert into an exclusive license should we default on any of our obligations under the loan agreement.  We have also agreed in the future, subject to the approval of several governmental authorities including the Israeli Ministry of Defense, to establish a joint venture with Mr. Yeung or an affiliated entity that will be engaged in the production and marketing of such non-military/ commercial products and technology.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Legal Proceedings

Commencing 1998 we were engaged in litigation with Mr. Haim Nissenson, our former president and chief executive officer, in connection with payments that were allegedly due to him in connection with his employment with us and the termination thereof (Case No. 3/4074/98 H. Nissenson v. RADA Electronic Industries Ltd. and others, in the Regional Labor Court in Tel Aviv).  In addition, Mr. Nissenson has also sought a permanent injunction and declarative relief, stating that a personal loan that was provided to him by us had been forgiven.  In August 2000, we filed a claim against Mr. Nissenson in the Regional Labor Court in Tel Aviv (Case No. 7049/00 RADA Electronic Industries Ltd. v. Nissenson.) for the repayment of the loan we granted to Mr. Nissenson in the amount of NIS 2.0 million that allegedly was forgiven by us in Mr. Nissenson’s retirement agreement, as mentioned above.  In February 2009, the Regional Labor Court determined that Mr. Nissenson is required to repay the $485,000 of loans he received from us together with accrued interest and linkage differences as provided by law.  The Court also denied all of Mr. Nissenson’s claims and allegations against Mr. Herzle Bodinger, the current Chairman of our Board of Directors, as well as substantially all of Mr. Nissenson’s claims against us.  The Court found that the retirement agreement between us and Mr. Nissenson is null and void since it was not legally approved, tainted with misleading information provided by Mr. Nissenson and included provisions that were not properly approved by our Board of Directors.  Mr. Nissenson appealed to the National Labor Court in Jerusalem.  In January 2010, the National Labor Court approved a settlement between the parties according to which the judgment of the Regional Labor Court remains in full force and effect.  In addition, based on the authorization given to the National Labor Court by the parties to rule by way of settlement, the National Labor Court has determined that the we shall pay Mr. Nissenson, on account of social benefits due to him in connection with his employment as our chief executive officer, a gross amount of NIS760,000.

We and Mr. Nissenson have also reached an agreement with respect to the repayment of the loan pursuant to which NIS600,000 was paid in December 2009, an additional NIS300,000 will be paid until May 1, 2010 and the balance will be paid in 50 equal, consecutive monthly installments that commenced on January 15, 2010.  The amounts due to Mr. Nissenson in accordance with the judgment of the National Labor Court will be paid to Mr. Nissenson proportionally to these installments.

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

Annual Stock Information

The following table sets forth for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National Market or the NASDAQ Capital Market:

Year	High	Low
2005	$5.64	$3.18
2006	$3.90	$1.95
2007	$3.00	$1.95
2008	$2.80	$0.50
2009	$3.09	$0.52

Quarterly Stock Information

The following table sets forth for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

2008	High	Low
First Quarter	$2.80	$1.52
Second Quarter	$2.20	$1.68
Third Quarter	$1.90	$1.20
Fourth Quarter	$1.54	$0.50
2009	High	Low
First Quarter	$1.26	$0.52
Second Quarter	$2.12	$1.10
Third Quarter	$3.09	$1.80
Fourth Quarter	$2.99	$2.15

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
October 2009	$2.80	$2.33
November 2009	$2.89	$2.20
December 2009	$2.99	$2.15
January 2010	$2.80	$2.23
February 2010	$2.90	$2.35
March (through March 24, 2010)	$2.93	$2.55

B.           Plan of Distribution

Not applicable.

C.           Markets

Our ordinary shares traded on the NASDAQ Global Market under the symbol “RADIF” from 1985 until June 10, 2002 when the listing of our ordinary shares was transferred to the NASDAQ Capital Market. On December 13, 2005, we changed our symbol to “RADI,” and on March 15, 2007, we changed our symbol to “RADA.”

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

Annual and Special General Meetings

The board of directors must convene an annual meeting of shareholders at least once every calendar year, within 15 months of the last annual meeting.  Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as “special general meetings.”  In addition, the board of directors must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.

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

Provisions Restricting Change in Control of Our Company

The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction.  The approval of the board of directors of both companies is subject to such board’s confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors.  Each company must notify its creditors about the contemplated merger.  Generally, under the Israeli Companies Law, our articles of association are deemed to include a requirement that such merger be approved by a special resolution of the shareholders, as explained above.  The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder.  For purposes of the shareholders approval, the merger shall not be deemed as granted, unless the court determines otherwise, if it is not supported by the majority of the shares represented at the general meeting, other than those shares that are held by the other party to the merger or by any shareholder holding 25% or more of the outstanding share capital of the company or the right to appoint 25% or more of the members of the board of directors.  See also “Item 6A.  Directors, Senior Management and Employees – Directors and Senior Management – Approval of Related Party Transactions Under Israeli Law.”

The Israeli Companies Law also provides that an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company.  An acquisition of shares of a public company must also be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company.  These requirements do not apply if the acquisition (i) was made through a private placement that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company.  The special tender offer must be extended to all shareholders but, the offer may include explicit limitations allowing the offeror not to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The special tender offer may be effected only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of the outstanding shares, the acquisition must be made by means of a tender offer for the entire outstanding shares.  In such event, if less than 5% of the outstanding shares are not tendered in the tender offer, all the shares of the company will be deemed as tendered and sold.  However, if more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire any shares at all.  The law provides for appraisal allowing any shareholder to file a motion to the court within three months following the consummation of a full tender offer.

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

General Corporate Tax Rate

Israeli companies are subject to income tax on their worldwide income regardless of the territorial source of such income.  The applicable rate for 2009 was 26%.  The rate was reduced to 25% in 2010, and will be further reduced to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter. Capital gains derived after January 1, 2003 (the gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are subject to tax at a rate of 25%.

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

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs approved by a governmental committee of the Office of the Chief Scientist are eligible for grants, in exchange for payment of royalties from revenues generated by the products developed in accordance with the program.  Once a project is approved, the Office of the Chief Scientist will award grants between 20-50% of the project's approved budget, in exchange for royalties at a rate of 3% to 6%, depending on the date of approval of the project, of the proceeds from the sales of the products that are developed from projects funded by the Office of the Chief Scientist.  These royalties must be paid beginning with the commencement of sales of those products and ending when 100% of the dollar value of the grant was repaid or, for projects approved after January 1, 1999, the dollar amount of the grant plus interest at the rate LIBOR for dollar deposits in a twelve-month period.

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

•
Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index. Depreciation regulation will continue to apply but losses carried forward will be adjusted for inflation only until December 31, 2007.In February 2008, the Income Tax law (Inflation adjustment) was cancelled.

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

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares.  This summary does not discuss all the tax consequences that may be relevant to a U.S. Holder in light of such holder's particular circumstances or to U.S. Holders subject to special rules, including persons that are non-U.S. Holders, broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, foreign resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar, persons who hold the ordinary shares through partnerships or other pass-through entities, persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, investors that actually or constructively own 10 percent or more of our voting shares, and investors holding ordinary shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

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

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15 percent.  Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel, or the Treaty, or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that the ordinary shares will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations.  The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year.  Such election may not be changed without the consent of the Internal Revenue Service, or the IRS.  In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date.  Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future.  However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund," or QEF election, or to "mark-to-market" your ordinary shares, as described below:

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

F.           Dividend and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We also submit to the Securities and Exchange Commission reports on Form 6-K containing (among other things) press releases and unaudited financial information.  We post our annual report on Form 20-F on our website (www.rada.com) promptly following the filing of our annual report with the Securities and Exchange Commission.  The information on our website is not incorporated by reference into this annual report.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330.  The Exchange Act file number for our Securities and Exchange Commission filings is 0-30198.

The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at 7 Giborei Israel Street, Netanya 42504, P.O 8606, Israel.

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

Foreign Currency Exchange Risk

The depreciation of the NIS against the U.S. dollar has the effect of reducing the U.S. dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the U.S. dollar).  As of December 31, 2009, we had liabilities payable in NIS which are not linked to the U.S. dollar in the amount of $5.9 million and cash and receivables in the amount of $1.4 million denominated in NIS.  Accordingly, 1% appreciation of the NIS against the dollar would increase our financing expenses by approximately $45,000.  A 1% depreciation of the NIS against the dollar would decrease our financing expenses by the same amount.  Neither a 10% increase nor decrease in current exchange rates would have a material affect on our consolidated financial statements.  However, the amount of liabilities payable and/or cash and receivables in NIS is likely to change from time to time.

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our consolidated financial statements in continuing operations.

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

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2009, our internal control over financial reporting is effective.

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

Our board of directors has determined that that Mr. Eli Akavia, one of our outside directors, within the meaning of the Israeli Companies Law, and an independent director, as defined by the rules of the Securities and Exchange Committee and NASDAQ, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.  For a brief listing of Mr. Akavia’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees -- Directors and Senior Management.”

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions.  Written copies of our code of ethics are available upon request.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Registered Public Accounting Firm Fees

The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firm.  All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31
Services Rendered:	2008	2009
Audit	$84,000	$81,000

Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit and reviews of our interim financial results, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any “affiliated purchaser” of our company, has purchased any of our securities during 2009.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

In May 2005 and August 2005, we provided NASDAQ with notices of non-compliance with Rule 4350.  We informed NASDAQ that we do not comply with the following requirements of Rule 4350, and instead follow Israeli law and practice in respect of such requirements::

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (1)
2.1	Specimen of Share Certificate (1)
4.1	1999 Employee Stock Option Plan, as amended (1)
4.2	2003 Employee Stock Option Plan, as amended (2)
4.3	Memorandum of Agreement dated June 23, 2003, between the Registrant and Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M.(2)
4.4	Loan Agreement dated July 1, 2008, between the Registrant and Faith Content Development Ltd. (3)
4.5	Joint Venture Agreement dated July 2, 2008, between the Registrant and Faith Content Development Ltd. (4)
4.6	License Agreement dated July 2, 2008 between the Registrant and Faith Content Development Ltd. (5)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
_________
(1)	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.
(2)	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference.
(3)	Filed as Exhibit 4.4 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.
(4)	Filed as Exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.
(5)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

We have audited the accompanying consolidated balance sheets of Rada Electronic Industries Ltd. ("the Company") and subsidiary as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiary as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 25, 2010	A Member of Ernst & Young Global

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2008
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$987	$964
Restricted cash	760	793
Trade receivables (net of allowance for doubtful accounts of $ 78 and $ 60 at December 31, 2009 and 2008, respectively)	4,675	3,434
Other accounts receivable and prepaid expenses	604	597
Costs and estimated earnings in excess of billings on uncompleted contracts	1,291	2,210
Inventories	5,685	4,409

Total current assets	14,002	12,407

LONG-TERM RECEIVABLES AND DEPOSITS	602	209

PROPERTY, PLANT AND EQUIPMENT, NET	3,268	3,699

OTHER ASSETS:
Intangible assets, net	530	972
Goodwill	587	557

Total other assets	1,117	1,529

Total assets	$18,989	$17,844

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2009	2008

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$184	$162
Trade payables	2,590	2,760
Convertible note from a shareholder, net	2,482	-
Other accounts payable and accrued expenses	3,458	3,210
Billings in excess of costs and estimated earnings on uncompleted contracts	515	43

Total current liabilities	9,229	6,175

LONG-TERM LIABILITIES:
Long-term bank loan	-	33
Loans from shareholders, net	1,410	1,546
Convertible note from a shareholder, net	-	1,980
Accrued severance pay and other long term liability	489	558

Total long-term liabilities	1,899	4,117

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at December 31, 2009 and 2008; Issued and outstanding: 8,868,857 and 8,858,553 shares at December 31, 2009 and December 31, 2008, respectively	119	119
Additional paid-in capital	69,578	69,495
Accumulated other comprehensive income	316	317
Accumulated deficit	(62,722)	(62,935)

Total RADA Electronic Industries shareholders' equity	7,291	6,996
Non-controlling interests	570	556

Total equity	7,861	7,552

Total liabilities and equity	$18,989	$17,844

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2009	2008	2007

Revenues:
Products	$16,010	$15,543	$11,704
Services	2,432	2,338	2,317

	18,442	17,881	14,021
Cost of revenues:
Products	11,291	12,472	9,501
Services	1,140	1,214	1,180

	12,431	13,686	10,681

Gross profit	6,011	4,195	3,340

Operating costs and expenses:
Research and development	1,616	686	324
Marketing and selling	1,399	1,496	1,213
General and administrative	1,937	1,837	2,190

Total operating costs and expenses	4,952	4,019	3,727

Operating profit (loss)	1,059	176	(387)
Financial expenses, net	832	734	629

Net income (loss)	227	(558)	(1,016)

Net income attributable to noncontrolling interest	(14)	(18)	(62)

Net income (loss) attributable to RADA Electronic Industries shareholders	$213	$(576)	$(1,078)

Net income (loss) per share:

Basic and diluted net income (loss) per share attributable to RADA Electronic Industries shareholders	$0.02	$(0.07)	$(0.12)

Weighted average number of Ordinary shares used for computing basic and diluted net income (loss) per share	8,862,544	8,855,205	8,705,788

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of			Additional	Accumulated other		Non
	Ordinary	Share		paid-in	comprehensive	Accumulated	controlling	Total
	shares	capital		capital	income (loss)	deficit	interest (**)	equity

Balance at January 1, 2007	8,705,788	$116		$67,239	$-	$(61,281)	$397	$6,471

Share-based compensation for employees	-	-		175	-	-		175
Issuance of warrants	-	-		986	-	-		986
Beneficial conversion feature on convertible note	-	-		568	-	-		568
Net loss	-	-		-	-	(1,078)	62	(1,016)

Balance at December 31, 2007	8,705,788	116		68,968	-	(62,359)	459	7,184

Share-based compensation for employees	-	-		131	-	-		131
Conversion of loan into shares	152,765	3		396	-	-		399
Foreign currency translation adjustment, net	-	-		-	317	-	79	396
Net loss	-	-		-		(576)	18	(558)

Balance at December 31, 2008	8,858,553	119		69,495	317	(62,935)	556	7,552
Share-based compensation for employees	-	-		62	-	-		62
Exercise of options	5,304	*	)	12	-	-		12
Exercise of warrants	5,000	*	)	9	-	-		9
Foreign currency translation adjustment, net	-	-		-	(1)	-		(1)
Net income	-	-		-	-	213	14	227

Balance at December 31, 2009	8,868,857	$119		$69,578	$316	$(62,722)	$570	$7,861

*)	Represents an amount lower than $ 1.
**)	Effective January 1, 2009, the Company reclassified noncontrolling interest in the equity.

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2008	2007
Cash flows from operating activities:

Net income (loss)	$213	$(576)	$(1,078)
Non-controlling interests in earnings of subsidiary	14	97	62

Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,176	1,154	1,227
Amortization expense on a convertible note	502	358	142
Amortization expense on loans	15	114	37
Loss due to extinguishment of a loan	-	100	-
Share-based compensation for employees	62	131	175
Severance pay, net	(25)	35	2
Decrease (increase) in trade receivables, net	(1,241)	1,502	(611)
Increase in other accounts receivable and prepaid expenses	(30)	(250)	(105)
Decrease (increase) in costs and estimated earnings in excess of billings, net	854	(1,554)	(230)
Decrease (increase) in inventories	(1,315)	(2,214)	104
Increase (decrease) in trade payables	(170)	950	(139)
Increase (decrease) in other accounts payable and accrued expenses	267	(163)	296

Net cash provided by (used in) operating activities	322	(316)	(118)

Cash flows from investing activities:
Cash paid in conjunction with the acquisition of certain assets and liabilities of Vectop, net	(93)	(235)	-
Change in restricted cash	33	(195)	106
Purchase of property, plant and equipment	(261)	(498)	(353)
Increase (decrease) in long-term receivables and deposits	(9)	1	21

Net cash used in investing activities	(330)	(927)	(226)

Cash flows from financing activities:
Proceeds from long-term loan from a shareholder	-	1,500	-
Proceeds from long-term receivables	173	158	-
Proceeds from issuance of loan and warrants	-	-	400
Proceeds from issuance of convertible loan and warrants	-	-	3,000
Proceeds from long-term loans from banks, net	-	165	-
Repayments of current maturities of long-term loans	(132)	(157)	(306)
Repayments of long-term convertible note	-	-	(3,000)
Repayment of long term loan from a shareholder	(30)	-	-
Short-term bank credit, net	-	(333)	95
Exercise of options and warrants	21	-	-

Net cash provided by financing activities	32	1,333	189

Effect of exchange rate changes on cash and cash equivalents	(1)	39	-
Increase (decrease) in cash and cash equivalents	23	129	(155)
Cash and cash equivalents at the beginning of the year	964	835	990

Cash and cash equivalents at the end of the year	$987	$964	$835

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2009	2008	2007

(b)	Supplemental disclosures of cash flow activities:

	Net cash paid during the year for:

	Income taxes	$9	$22	$15

	Interest	$240	$216	$308

(c)	Non-cash transactions

	Transfer of inventory to equipment	$-	$429	$245

	Goodwill in respect of Vectop (royalties payable)	$30	$93	$48
	Purchase of fixed assets	$-	$486	$-
	Conversion of loan into shares	$-	$399	$-

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.
Rada Electronic Industries Ltd. ("the Company"), is an Israeli corporation involved in the military and commercial aerospace industries. The Company is engaged in the development, manufacture and sale of defense electronics: Data Recording & Management, Inertial Navigation Systems, UAV Avionics and avionics solutions and their supporting ground systems (automated testers, data debriefing stations). The Company also provides test and repair services using its CATS testers and test program sets for commercial aviation electronic systems mainly through its Chinese subsidiary.

b.
As reflected in the consolidated financial statements as of December 31, 2009, the Company has an accumulated deficit of $ 62,722. Based on continued financial support from the Company's shareholders and existing and anticipated orders in 2010, management believes that the anticipated cash flows from operations, as well as financial support from the Company's controlling shareholders, will enable the Company to finance its operations at least through December 31, 2010.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with ASC 830 (originally issued as "SFAS 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate, in the period in which the currency exchange rate changes.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements of the Company's foreign subsidiary, whose functional currency is not the U.S. dollar, have been translated into dollars. All balance sheet amounts have been translated using the exchange rates in effect at balance sheet date. Statement of operation amounts have been translated using the average exchange rate prevailing during the year. Such translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders' equity.

c.	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiary. Inter-company transactions and balances have been eliminated upon consolidation.

d.	Reclassifications:

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

e.	Cash and cash equivalents:

All highly liquid investments that are readily convertible to cash and are not restricted as to withdrawal or use and the period to maturity of which did not exceed three months at time of deposit, are considered cash equivalents.

f.	Restricted cash:

Restricted cash is invested in a short-term bank deposit (less than three months), which is mainly used as security for the Company's guarantees to customers. The deposit is in U.S. dollars and bears a variable interest of up to 1%.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories and for market prices lower than cost, See also Note 4.

Cost is determined as follows:

Raw materials and components - using the FIFO cost method.

Work in progress and finished goods - represents the cost of manufacturing with the addition of allocable indirect manufacturing costs.

Costs incurred on long-term contracts in progress include direct labor, material, subcontractors, other direct costs and an allocation of overheads, which represent recoverable costs incurred for production.

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

Property plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are as follows:

%

Factory and other buildings	4
Machinery and equipment	7 - 33
Office furniture and equipment	6 - 15

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

A customer relationships asset (intangible asset) has been recorded as a result of the acquisition of Vectop and is being amortized over the expected useful life of five years. See also Note 7.

No impairment charges were recorded for the years ended December 31, 2009, 2008 and 2007.

j.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360 ("Formerly SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2009, no impairment losses have been identified.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Goodwill

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350 (Formerly "SFAS No. 142"), goodwill acquired in a business combination should not be amortized. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. In 2009 and 2008, the Company recorded goodwill in respect of additional consideration payable in connection with the acquisition of Vectop relating to royalties due based on actual revenues derived from Vectop projects. The Company operates in one segment, and this segment comprises its only reporting unit, as required under ASC 350.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. The Company determines its fair value according to the Company's market capitalization and the goodwill was tested for impairment by comparing the fair market value with its carrying amount. As of December 31, 2009, no impairment losses have been identified. As a result, step two was not required.

l.	Research and development costs:

Research and development costs, net of participation grants, include costs incurred for independent research and development and are expensed as incurred.

The Company received royalty-bearing grants, from the Israeli Chief Scientist's Office ("OCS") for the purpose of partially funding research and development projects. The grants are recognized as a deduction from research and development costs or capitalized costs on the basis of costs incurred. See also note 10(b).

Statement of ASC 985 (Formerly "SFAS No. 86") requires capitalization of certain software development, costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model.

Research and development costs incurred in the process of developing product masters and the Company's Test System Programs Sets ("TPS") software library, integrated with the Company's test station, are charged to expenses as incurred. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release has been capitalized.

m.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740 (Formerly "SFAS 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On January 1, 2007, the Company adopted ASC 740-10 (Formerly "FIN 48"). ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.

The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The adoption of ASC 740-10 did not result in a change in the Company's accumulated deficit. The Company did not record any provision in connection with ASC 740-10 as of December 31, 2008 and 2009.

n.	Severance pay:

The Company's agreements with most of its employees are in accordance with section 14 of the Severance Pay Law -1963, under which the Company's contributions for severance pay shall be instead of severance compensation. Upon release of the policy to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee.

The Company's liability for severance pay for the employees that are not under section 14 is calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees as of the balance sheet date less monthly deposits for insurance policies and/or pension funds. Employees are entitled to one month's salary for each year of employment or a portion thereof.

The carrying value of deposited funds includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements.

Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2009, 2008 and 2007 amounted to $ 433, $ 505 and $ 313, respectively.

o.	Fair value of financial instruments:

The carrying amount of cash and cash equivalents, restricted cash, trade receivables, other accounts receivable, current maturities of long term loans, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

The fair value of the convertible note and long-term loans are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the convertible note and long-term loans approximate their fair value.

Effective January 1, 2008, the Company adopted ASC 820 (Formerly "SFAS 157").

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 -	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The adoption of ASC 820 did not result in a change in the Company's accumulated deficit. The Company did not record any provision in connection with ASC 820 as of December 31, 2008 and 2009.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, trade receivables and long-term receivables.

The Company's cash and cash equivalents and restricted cash are mainly held in U.S. dollars with major banks in Israel. Management believes that the financial institutions that hold the Company's investments are financially sound and, low, minimal credit risk exists with respect to these investments.

The Company's trade receivables are derived from sales to large and solid organizations located mainly in the United States, Asia and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to these amounts that the Company has determined to be doubtful of collection. The allowance is computed for specific debts and the collectability is determined based upon the Company's experience.

The Company has no off-balance sheet credit risks.

q.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220 (Formerly "SFAS No. 130"). This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, stockholders. The other comprehensive income (loss) relates to gain and loss on foreign currency translation adjustments.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Warranty:

In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the liability from these warranties is immaterial as of December 31, 2008 and 2009.

s.	Share-based compensation:

At December 31, 2009, the Company has one stock-based employee compensation plan, which is described in Note 11b.

The Company accounts for stock-based compensation under ASC 718, "Compensation – Stock Compensation", (formerly SFAS No. 123(R)), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors.

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's statements of operations.

The Company estimates the fair value of stock options on the grant date using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions. No options were granted in 2009:

	Year ended December 31,
	2008	2007

Expected term	3 years	4 years
Dividend yield	0%	0%
Expected volatility	53%	43%
Risk-free interest rate	2.7%	4.7%

The risk-free interest rate assumption is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term as of the Company's employee stock options. The dividend yield assumption is based on the Company's historical and expectation of future dividend payouts and may be subject to changes in the future. The expected term of the options represents the period of time that the options are expected to be outstanding and is based on the simplified method, as allowed under ASC 718-10, which is the midpoint between the vesting dates and end of the contractual of the option. The Company used its historical stock price movement over the most recent periods ended on the date of grant equal to the expected option term for calculating volatility in accordance with ASC 718. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

t.	Revenue recognition:

The Company generates revenues mainly from the sale of products and from long-term fixed price contracts of defense electronics: Data Recording & Management, Inertial Navigation Systems, UAV Avionics and avionics solutions and their supporting ground systems. In addition, the Company leases ATE to customers and provides manufacturing, development and product support services.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Product revenues:

The Company recognizes revenue from sales of products in accordance with ASC 605-10 "Revenue Recognition" (Formerly "Staff Accounting Bulletin ("SAB") No. 104"). Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the Company has determined that collection of the fee is probable. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse, unless the Company can objectively and reliably demonstrate that the criteria specified in the acceptance provisions are satisfied.

Revenues from long-term fixed price contracts which provide a substantial level of development efforts are recognized in accordance with ASC 605-35 (Formerly "Statement of Position No. 81-1"), using contract accounting on a percentage of completion method in accordance with the "Input Method". The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. As of December 31, 2009 and 2008, the provision for estimated losses identified is $ 170 and $ 106, respectively.

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

The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases, the Company expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

Revenues from certain arrangements may include multiple elements within a single contract. The Company's accounting policy complies with the provisions of ASC 605-25 (Formerly "Emerging Issues Task Force Issue 00-21"), relating to the separation of multiple deliverables into individual accounting units with determinable fair value. The Company's arrangements are accounted for as separate units of accounting when it is possible to determine objective and reliable evidence of fair value of the undelivered elements in order to separate the fees among the elements. Revenue is recognized when the element is delivered and all other criteria for revenue recognition are met.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Service revenues:

Revenues from services are recognized as the services are performed.

Revenue under operating leases of equipment is recognized ratably over the lease period, in accordance with ASC 840 (Formerly "SFAS No. 13").

Deferred revenues include unearned amounts received from customers, but not yet recognized as revenues.

u.	Basic and diluted net income (loss) per share:

Basic net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year in accordance with ASC 260 (Formerly "SFAS No. 128"). For the year ended December 31, 2009, 2008 and 2007, all the outstanding options, convertible note and warrants have been excluded from the computation of diluted net loss per share, since their effect is anti-dilutive.

v.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on ASC 815 ("SFAS No. 133"), as amended and related Interpretations. ASC 815 requires the Company to recognize all derivatives on the balances sheet at fair value. If a derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings (for cash flow hedge transactions) or recognized in other comprehensive income until the hedged item is recognized in earnings (for fair value hedge transactions).

The ineffective portion of a derivative's change in fair value is recognized in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included in earnings. Cash flows related to such hedges are classified as operating activities.

The Company enters into forward exchange contracts in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS. Any gain or loss derived from such instruments, which are not defined as hedging instruments, is recognized immediately as financial expenses, net.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2009, the fair value of the outstanding forward contracts is $ 14 which was recorded in other liabilities against financial expenses.

w.	Recently issued Accounting Standards:

In June 2009, the FASB issued ASU No. 2009-01, Topic 105 — Generally Accepted Accounting Principles amendments based upon Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement 162 ("ASU 2009-01"). ASU 2009-01 establishes the FASB ASC as the single source of authoritative accounting principles to be applied to financial statements of nongovernmental entities in conformity with U.S. GAAP. ASU 2009-01 was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company's adoption of ASU 2009-01 did not affect its consolidated results of operations or financial condition.

In October 2009, the FASB issued an update to ASC 605-25, "Revenue recognition – Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

-
Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;

Require an entity to allocate revenue in an arrangement using estimated selling prices ("ESP") of deliverables if a vendor does not have vendor-specific objective evidence of selling price ("VSOE") or third-party evidence of selling price ("TPE"); and

-	Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

-	Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

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

Amounts included in the financial statements, which relate to costs and estimated earnings in excess of billings on uncompleted contracts are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Summarized below are the components of the amounts:

a.	Costs and estimated earnings in excess of billings on uncompleted contracts:

	December 31,
	2009	2008

Costs incurred on uncompleted contracts, net(*)	$9,290	$6,036
Estimated earnings (loss)	(157)	732

	9,133	6,768
Less - billings and progress payments	7,305	4,558

Costs and estimated earnings in excess of billings on uncompleted contracts	1,828	2,210

Less: Long-term portion	(537)	-

Current portion	$1,291	$2,210

(*)	Net of OCS grants in the amount of $382 (see Note 10b)

b.	Billings in excess of costs and estimated earnings on uncompleted contracts:

Costs incurred on uncompleted contracts	$1,996	$835
Estimated earnings (loss)	1,066	(118)
	3,062	717
Less - billings and progress payments	3,577	760

	$(515)	$(43)

NOTE 4:-	INVENTORIES

Raw materials and components	$2,449	$2,320
Work in progress	2,831	1,933
Finished goods	405	156

	$5,685	$4,409

Write-offs of inventories for the years ended December 31, 2009, 2008 and 2007 amounted to $ 310, $ 191 and $ 134, respectively. The write-offs were due to slow-moving items and excess inventories and were recorded as cost of revenues.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	LONG –TERM RECEIVABLES AND DEPOSITS

	December 31,
	2009	2008

Costs and estimated earnings in excess of billings on uncompleted contracts (see also Note 3)	$537	$-
Long term receivable to former officers, net (see also Note 10a)	-	153
Leasing deposits	65	56

	$602	$209

NOTE 6:-	PROPERTY, PLANT AND EQUIPMENT

Cost:
Factory building	$1,988	$1,987
Other buildings	1,226	1,222
Machinery and equipment (*)	10,525	11,959
Office furniture and equipment	366	342
Leasehold improvements	50	50

	14,155	15,560
Accumulated depreciation:
Factory building	1,500	1,419
Other buildings	466	414
Machinery and equipment (*)	8,650	9,789
Office furniture and equipment	244	215
Leasehold improvements	27	24

	10,887	11,861

Depreciated cost	$3,268	$3,699

(*)
Write-offs of machinery and equipment (cost and accumulated depreciation) for the year ended December 31, 2009 and 2008 amounted to a gross amount of $ 1,816 and $ 3,063, net of depreciated cost of $ 0. The write-offs in 2009 and 2008 were due to fully depreciated assets that are no longer in use.

The Company's factory building in Beit-She'an, Israel is located on land leased from the Israel Lands Administration until 2034.

Depreciation expense amounted to $ 734, $ 712 and $ 722 for the years ended December 31, 2009, 2008 and 2007, respectively.

As for charges, see Note 10f.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	OTHER ASSETS

a.	Intangible assets, net:

On February 13, 2005, the Company purchased certain assets and assumed certain liabilities related to the operations of Vectop Limited ("Vectop") in order to increase its customer base. The Company purchased Vectop's net assets for $ 381 in cash and additional future royalties based on revenues derived from Vectop projects five years from the date of the agreement. The net assets purchased are considered to be a business, in accordance with EITF 98-3, "Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets or Business". The acquisition was accounted for under the purchase method of accounting.

	December 31, 2009				December 31, 2008
	Useful life	Gross carrying amount	Accumulated amortization	Amortized balance	Gross carrying amount	Accumulated amortization	Amortized balance
	(Years)
Amortized intangible assets:
Test Systems Programs Sets ("TPS")	5 - 10	$8,275	$7,745	$530	$8,275	$7,568	$707
Customer relationships	5	1,263	1,263	-	1,263	998	265

Total		$9,538	$9,008	$530	$9,538	$8,566	$972

Amortization expense was $ 442, $ 442 and $ 492 for the years ended December 31, 2009, 2008 and 2007, respectively. The expected amortization expense over the next four years is approximately as follows:

2010	$177
2011	177
2012	176

$530

The weighted average useful life of the intangible assets is five years. No impairment of TPSs was recorded in 2009, 2008 and 2007.

b.	Goodwill:

In 2009 and 2008, the Company recorded $ 30 and $ 343, respectively, of goodwill in respect of additional consideration payable in connection with the acquisition of Vectop relating to royalties due based on actual revenues derived from Vectop projects.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	LOANS

a.	Current maturities

	December 31,
	2009	2008
Loan from bank in NIS (1)	$33	$132
Loan in U.S. dollars from shareholder, net (2)	91	-
Loan in U.S. dollars from shareholder (3)	60	30

	$184	$162

b.	Long-term loans:

Loan from bank in NIS (1)	$-	$33
Loan in U.S. dollars from shareholder, net (2)	-	76
Loan in U.S. dollars from shareholder (3)	1,410	1,470

	$1,410	$1,579

(1)
In March 2008, the Company received a loan from the bank in the amount of approximately $260. The principal of the loan is due in 24 monthly installments from March 2008 until March 2010. The interest rate at December 31, 2009 and 2008 was 5.35% and 6.1% respectively.

(2)
In July 2007, the Company received a loan from shareholders in the amount of $ 400. The loan bears an annual interest rate of 8%. The loan is due in one installment in June, 2010. In January 2008, the shareholders entered into an agreement with the Company whereby $ 300 of the loan was converted into shares. The conversion of the loan was treated as an extinguishment of debt in accordance with ASC470-50 (Formerly "EITF 96-19" and "EITF 06-6"). See also Note 11(c).

(3)
In July 2008, the Company entered into a $ 1.5 million loan agreement with its controlling shareholder. The loan was provided mainly in order to facilitate the development of the Company's inertial navigation systems technology ("INS Technology"). The loan was drawn down in July ($1.0 million) and in December 2008 ($ 0.5 million). The loan bears interest of 3% + LIBOR payable at the beginning of every quarter. Principal payments equal to $ 90 are payable in six equal installments commencing July 1, 2009 on a quarterly basis and the remaining principal amount will be payable in eight equal installments, commencing April 1, 2011. In addition, the controlling shareholder received a non-exclusive license to sell the INS Technology for non-military/commercial purposes. The non-exclusive license granted under this agreement will automatically convert into an exclusive license should the Company default on any of its obligations under the loan agreement. The fair value of the non-exclusive license at the transaction date is deemed deminimus.

The Company's line of credit from the bank (including guarantees and loans) is $ 2,750, from which $ 2,450 was utilized at December 31, 2009. See also Note 10(g).

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2009	2008

Payroll and related accruals	$1,404	$1,239
Accrued expenses	664	660
Accrued royalties	450	794
Accrued commissions	254	254
Tax authorities	287	-
Deferred revenues	102	36
Contracts in progress - provision for estimated losses	170	106
Others	127	121

	$3,458	$3,210

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	As of December 31, 2009, the Company was a party to various legal proceedings, including the following:

1.
Since 1998 the Company was engaged in litigation with Mr. Haim Nissenson, its former president and chief executive officer in connection with payments that were allegedly due to him in connection with his employment with the Company and the termination thereof (Case No. 3/4074/98 H. Nissenson v. RADA Electronic Industries Ltd. and others, in the Regional Labor Court in Tel Aviv). In addition, Mr. Nissenson also sought a permanent injunction and declarative relief, stating that a personal loan that was provided to him by the Company had been forgiven.

In August 2000, the Company filed a claim against Mr. Nissenson in the Regional Labor Court in Tel Aviv (Case No. 7049/00 RADA Electronic Industries Ltd. v. Nissenson.) for the repayment of the loan granted to Mr. Nissenson in the amount of NIS 2.0 million that allegedly was forgiven by the Company in Mr. Nissenson's retirement agreement, as mentioned above.  In February 2009, the Regional Labor Court determined that Mr., Nissenson is required to repay the $ 485 of loans he received from the Company together with accrued interest and linkage differences as provided by law. The Regional Court also denied all of Mr. Nissenson's claims and allegations against Mr. Herzle Bodinger, the current Chairman of the Board of Directors of the Company, as well as substantially all of Mr. Nissenson's claims against the Company. The Regional Court found that the retirement agreement between the Company and Mr. Nissenson is null and void since it was not legally approved, tainted with misleading information provided by Mr. Nissenson and included provisions that were not properly approved by the Company's Board of Directors. Mr. Nissenson appealed to the National Labor Court in Jerusalem and on January 2010, the National Court approved the arrangement between the parties according to which the judgment of the Regional Labor Court remains in full force and effect. In addition, based on the authorization given to the National Labor Court by the parties to rule by way of settlement, the National Court has determined that the Company shall pay Mr. Nissenson, on account of social benefits due to him in connection with his employment as our CEO, a gross amount of 760,000 NIS ($ 201).

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Company and Mr. Nissenson reached an agreement with respect to the repayment of the loan pursuant to which 600,000 NIS ($159) was paid in December 2009, additional 300,000 NIS ($80) will be paid until May 1, 2010 and the remaining balance will be paid in 50 equal, consecutive monthly installments commencing on January 15, 2010. The amounts due to Mr. Nissenson in accordance with the judgment of the National Labor Court will be paid to him proportionately to these installments. The decision of the National Labor Court brought to an end the dispute between Mr. H. Nissenson and the Company and any proceeding connected thereto.

2.
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

b.
The Company's research and development efforts have been partially financed through royalty-bearing programs sponsored by the OCS. In return for the OCS's participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the OCS, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $ 410 as of December 31, 2009. The total amount of royalties charged to operations for the years ended December 31, 2009, 2008 and 2007 was approximately $ 14, $ 13 and $ 10, respectively.

c.
Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and Development Fund ("BIRD") Foundation. The Company is committed to pay royalties to the BIRD Foundation at a rate of 5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $ 2,066 as of December 31, 2009. The total amount of royalties charged to operations for the years ended December 31, 2009, 2008 and 2007 was approximately $ 0, $ 0 and $ 7, respectively.

d.	The Company's offices in Netanya are rented under a non-cancelable operating lease expiring January 31, 2012. In addition, the Company's motor vehicles are rented under operating leases.

Annual minimum future rental commitments under these leases, at exchange rates in effect on December 31, 2009, are approximately as follows:

2010	$842
2011	695
2012	145

$1,682

Lease expense for the years ended December 31, 2009, 2008 and 2007 was $ 796, $ 719 and $ 619, respectively.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

e.
During 2008, the Company entered in to a lease agreement to purchase a machine in the amount of approximately $ 224, which was accounted for as a capital lease under ASC 840(Formerly "SFAS 13"). The total amount of the lease liability was $ 104 and $ 147 as of December 31, 2009 and 2008 respectively.

f.	Floating charges have been recorded on all of the Company's assets and specific charges have been recorded on certain assets in respect of the Company's liabilities to its banks and other creditors.

g.
The Company provides bank guarantees to its customers and others in the ordinary course of business. The guarantees which are provided to customers are to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers and others as of December 31, 2009 is approximately $ 2,417.

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

In January 2008, the Company repaid $ 300 of the $ 400 loan received in June 2007 in consideration for 152,765 Ordinary shares (see also Note 8).

b.	Stock option plans:

In 1999 and 2003, the Company's Board approved the adoption of Israeli Employee Stock Option Plans ("the Plans"), which authorized the grant of options to purchase up to an aggregate of 346,667 and 1,166,667 Ordinary shares (in 2006 the Company's Board approved an increase in the 2003 plan by an additional 500,000 options), respectively, to officers, directors, consultants and key employees of the Company and its subsidiary. Options granted under the Plans expire within a maximum of ten years from adoption of the plan. One third of the options granted under the Company's Plans vest immediately on the grant date and the remaining two thirds vest ratably over two years. Compensation expense is recognized by the straight-line method.

The exercise price of an option granted to an employee may not be less than 60% of the fair market value of the Ordinary shares on the date of grant of the option. The exercise price of an option granted to a non-employee director or consultant may not be less than 80% of the fair market value of the Ordinary shares on the date of grant of the option. Any options that are cancelled or forfeited before expiration become available for future grants. At December 31, 2009, 340,832 options were available for grant under the 2003 Israeli Stock Option Plan.  Upon exercise of options by employees, the Company satisfies the requirements by issuing newly issued shares.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

In May 2008, the Company granted under the 2003 Israeli Stock Option Plan to four of its directors options to purchase a total of 261,000 ordinary shares for an exercise price of $ 2.14 per share in exchange for 258,000 options that were granted to those directors in 2003 for an exercise price of $ 4.02 per share and additional 3,000 new options. Those new options granted were fully vested and there was no compensation expense related to those options. The options will vest as follows: 25% of the options granted to each of our directors will vest on January 1, 2009, additional 40% shall vest in four equal installments of 10% each on the last date of each calendar quarter commencing on March 31, 2009 and the balance of 35% shall vest in two equal installments of 17.5% each on March 31, 2010 and June 30, 2010, respectively.

The Company accounted for the exchange of options under the provisions of ASC 718 (Formerly "SFAS 123(R)") as a modification. A modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value measured at the same date. Under ASC 718, the calculation of the incremental value is based on the excess of the fair value of the (modified) award based on current circumstances over the fair value of the original option measured immediately before its terms are modified based on current circumstances. That is, the original (pre-modification) option will be valued based on current assumptions, without regard to the assumptions made on the grant date. As a result of the modification, the Company will record incremental compensation cost of $ 123 to be recognized over the new service period beginning on the modification date. In 2009 and 2008, $ 45 and $ 48 were recorded, respectively, due to this modification.

Transactions related to the above Plans (including warrants to directors) during the year ended December 31, 2009 were as follows:

	Year ended December 31, 2009
	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Options outstanding at beginning of year	877,266	$2.86	3.83	$-
Exercised	(5,304)	$2.15	3.07
Expired	(62,600)	$8.19	-
Forfeited	(40,000)	$2.74	2.56

Options outstanding at end of year	769,362	$2.44	3.07	$41,463

Vested and expected to vest at December 31, 2009	769,362	$2.44	3.07	$41,463

Exercisable options at end of year	678,013	$2.48	3.07	$33,242

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

Share based compensation for the years ended December 31, 2009, 2008 and 2007 was $ 62, $ 131 and $ 175 respectively.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2008 and 2007 was $ 0.81 and $ 2.91, respectively. No options were granted in 2009. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on December 31, 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. As of December 31, 2009, 281,983 options were in-the-money. As of December 31, 2009 and 2008, there was $ 31 and $ 93, respectively of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized in 2010.

c.	Warrants:

As of December 31, 2009, warrants to purchase 2,649,032 Ordinary shares were outstanding.

On December 10, 2007, in connection with the issuance of convertible note in the amount of $ 3,000 to a shareholder, the Company issued warrants to purchase up to an aggregate of 1,578,947 Ordinary shares at an exercise price of $ 2.38 per share for a term of five years. The convertible note bears interest at a rate of six-month LIBOR plus 3.5%. The principal is due in October 2010 and the interest is payable in quarterly installments until October 2010. The notes are convertible to Ordinary shares at a conversion price of $ 2.09 per share.

The consideration was allocated based on the relative fair values of the convertible loan and warrants in accordance with ASC 470 (Formerly "APB No. 14"). In connection with the issuance of the convertible note, $ 568 was recorded as a beneficial conversion feature in accordance with ASC 470-20 (Formerly "EITF 98-5"). The total amount of the deemed discount on the convertible note as a result of the allocated proceeds attributable to the warrants and the beneficial conversion feature amounting to $ 1,410, was amortized over the term of the note using the interest method. The fair value of the warrants was based on the Black-Scholes-Merton option-pricing model, assuming a risk free interest of 3.49%, a volatility factor of 47%, dividend yield of 0% and contractual life of five years. As of December 31, 2009, the net deemed discount is $ 530.

In July 2007, the Company received a loan in the amount of $ 400 from certain shareholders, See also Note 8(b). These shareholders had warrants to purchase 762,585 Ordinary shares which expired on the same date of the issuance of the loan. In connection with the issuance of the loan the warrants to purchase 606,803 Ordinary shares were extended for a term of three years and repriced to an exercise price of $ 1.88 per share. Warrants to purchase the remaining 155,782 Ordinary shares were extended for an additional three years. The extended and re-priced warrants were accounted for as modification accounting in accordance with ASC 718.

The consideration was allocated based on the relative fair values of the loan and warrants (extended and repriced) in accordance with ASC 470. The fair value of the warrants was based on the Black-Scholes-Merton option-pricing model, assuming a risk free interest of 5%, a volatility factor of 43%, dividend yield of 0% and contractual life of three years.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

The total amount of the deemed discount on the loan of $ 158, is amortized over the term of the loan using the interest method. In January 2008, the shareholders entered in to an agreement with the Company in order to convert $ 300 of the loan into shares. As of December 31, 2009, the net deemed discount is $ 9. (See also Note 11a).

NOTE 12:-	TAXES ON INCOME

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured and adjusted in accordance with the change in the CPI. As explained in Note 2b, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of ASC 740 (Formerly "SFAS No. 109"), the Company has not provided deferred income taxes on this difference between the financial reporting basis and the tax bases of assets and liabilities.

b.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an "Industrial Company" under the Law for the Encouragement of Industry. The principal benefit from the above law is the deduction of expenses in connection with a public offering.

c.	Tax rates applicable to income of companies in Israel:

In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the "Knesset" (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 - 25%.

d.	Reduction in Israeli tax rates (cont.):

During July 2009, an additional reduction to the corporate tax rate was approved in the Israeli parliament ("the Knesset"), according to it the corporate tax rate is scheduled to decrease as follows: 24% - 2011, 23% - 2012, 22% - 2013, 21% - 2014, 20% - 2015 and 18% - 2016 tax year and thereafter.

e.
As of December 31, 2009, the net operating tax loss carryforward relating to the Company in Israel amounted to approximately $ 61,105, including a carryforward capital loss amounting to approximately $ 3,516. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

As the Company believes that it is more likely than not that the deferred tax assets in respect of these carryforward losses amounting to approximately $ 14,400 will not be utilized, the Company recorded a valuation allowance for the entire balance of the deferred tax asset relating to the carryforward losses.

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

g.	Income (loss) before income taxes:

	Year ended December 31,
	2009	2008	2007

Domestic	$140	$(647)	$(1,386)
Foreign	73	71	308

	$213	$(576)	$(1,078)

NOTE 13:-	FINANCIAL EXPENSES, NET

Income:
Foreign currency exchange differences	$58	$190	$26
Interest on cash equivalents and restricted cash	9	63	105
Others	10	-	-

	77	253	131
Expenses:
Interest on convertible note and loans from shareholders	215	246	269
Amortization expense on a convertible note and loans from shareholders	517	473	193
Loss due to extinguishment of a loan	-	100	-
Foreign currency exchange differences	63	-	207
Interest on loans from banks and other credit balances	22	37	39
Bank commissions	92	131	52

	909	987	760

	$832	$734	$629

NOTE 14:-	RELATED PARTY TRANSACTIONS

a.	For the year ended December 31, 2009, the Company incurred $ 215 in respect of interest on loans received from its shareholders.

b.	For the year ended December 31, 2007 the Company recognized revenues in the amount of $ 870 from a related party (a company controlled by the major shareholder).

 See also Notes 8b (3), 10(a) and 11(c) for transactions with Company's shareholders.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
In accordance with Statement of ASC 280 (Formerly "FAS. 131"), the Company is organized and operates as one business segment, which develops, manufactures and sells ATE products, avionics equipment and aviation data acquisition and debriefing systems (see also Note 1a).

b.	Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Year ended December 31,
	2009	2008	2007

Israel	$6,461	$8,032	$5,654
Asia	4,435	5,642	2,980
North America	3,756	3,662	4,519
South & Latin America	3,208	244	192
Europe	582	301	676

Total	$18,442	$17,881	$14,021

c.	Major customers:

Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues are as follows:

	Year ended December 31,
	2009	2008	2007
	%

Customer A	6	15	*)
Customer B	12	11	17
Customer C	12	16	17
Customer D	*)	*)	10
Customer E	15	29	14
Customer F	11	*)	-

*)	Less than 10%

d.	Long-lived assets by geographic areas:

	December 31,
	2009	2008

Israel	$3,615	$4,353
China	770	875

	$4,385	$5,228

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADA ELECTRONIC INDUSTRIES LTD.

By:	/s/ Zvi Alon
Name:	Zvi Alon
Title:	Chief Executive Officer

Dated:  March 25, 2010