Form 20-F
period 2010-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2011-03-31
CIK 761238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Ordinary Shares, par value NIS 0.015 per share…8,868,857
(As of December 31, 2010)

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

Yes ☐   No ☐

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

Yes ☐  No ☒

This Report on Form 20-F is incorporated by reference into our Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954 and 333-150197 and our Form S-8 Registration Statement File No. 333-111437.

INTRODUCTION

We are an Israel based defense electronics contractor.  We specialize in the development, manufacture and sale of data recording and management systems (such as digital video and data recorders, ground debriefing stations, head-up display cameras), inertial navigation systems for air and land applications, avionics solutions (such as aircraft upgrades, avionics for unmanned aircraft vehicles, or UAVs, store management systems and interface computers) and radar sensors for anti-terrorism/force protection systems (ground radars for applications such as active protection systems for armored fighting vehicles and perimeter surveillance).

Our shares are traded on the NASDAQ Capital Market under the symbol "RADA."  As used in this annual report, the terms "we," "us" and "our" mean RADA Electronic Industries Ltd. and its subsidiaries, unless otherwise indicated.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  We urge you to consider that statements which use the terms "anticipate," "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Such forward-looking statements are also included in Item 4 – "Information on the Company" and Item 5 – "Operating and Financial Review and Prospects." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. "Key Information - Risk Factors."

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

We derived the following consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements included elsewhere in this annual report.  We derived the consolidated statements of operations data for the years ended December 31, 2006 and 2007, and the consolidated balance sheet data as of December 31, 2006, 2007 and 2008 from our audited consolidated financial statements that are not included in this annual report.  All share and per share amounts have been restated for all prior periods to reflect a one share for three shares reverse stock split that was effective February 14, 2007.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(U.S. dollars in thousands, except per share data)
Revenues	$13,037	$14,021	$17,881	$18,442	$27,523
Cost of revenues	10,999	10,681	13,665	12,223	20,117
Gross profit	2,038	3,340	4,216	6,219	7,406
Research and development expenses, net	181	324	686	1,616	1,182
Marketing and selling	1,316	1,213	1,517	1,607	2,563
General and administrative expenses	1,749	2,190	1,837	1,937	1,732
Operating income (loss)	(1,208)	(387)	176	1,059	1,929
Financial expense, net	(775)	(629)	(734)	(832)	(1,184)
Net Income (loss)	$(1,983)	$(1,016)	$(558)	$227	$745
Net (income) loss attributable to noncontrolling interest	(17)	(62)	(18)	(14)	(11)
Net income (loss) attributable to RADA Electronic Industries' shareholders	$(2,000)	$(1,078)	$(576)	$213	$734
Basic and diluted net income (loss) per Ordinary share attributable for RADA Electronic Industries' shareholders	$(0.23)	$(0.12)	$(0.07)	$0.02	$0.08
Weighted average number of shares used to compute basic and diluted net income (loss) per share	8,702	8,706	8,855	8,862	8,869

	As of December 31,
	2006	2007	2008	2009	2010
	(U.S. dollars in thousands)
BALANCE SHEET DATA:
Working capital	$1,071	$4,675	$6,232	$4,773	$7,594
Total assets	16,894	14,751	17,844	18,989	27,098
Short-term credits and current maturities of long-term loans	559	490	162	184	4,274
Convertible note - short term	-	-	-	2,482	-
Long-term debt, net of current maturities	142	261	1,579	1,410	881
Convertible note - long term	2,858	1,622	1,980	-	2,598
Shareholders' equity	6,074	6,725	6,996	7,291	8,583

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business and Our Industry

We have a recent history of losses, and may not be able to achieve or sustain profitability in the future)

We incurred net losses in each of the four years ended December 31, 2008 and as of December 31, 2010 our accumulated deficit was $ 62 million.  While we reported net income of $213,000 and $734,000 for the years ended December 31, 2009 and 2010, we may not be able to achieve or sustain profitability in the future.

We may need to raise additional capital in the future, which may not be available to us.

Our working capital requirements and the cash flow from our operating activities are likely to vary greatly from quarter to quarter, depending on the timing of orders and deliveries, the build-up of inventories, and the payment terms offered to our customers.  As a consequence of our significant losses in prior years, we incurred significant bank debt and sold equity and debt securities in private placements in the years 1997 through 2010.  We may need to raise additional funds for a number of uses, including:

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

In line with our growth strategy, we have entered into a number of strategic relationships with Embraer Defense Systems, Hindustan Aeronautics Ltd, Israel Aerospace Industries Ltd., or IAI, Lockheed Martin Aeronautics, Rafael Advanced Defense Systems Ltd, or Rafael, and Israel Military Industries Ltd, or IMI, to increase our penetration into the defense electronics market.  We are currently investing and intend to continue to invest significant resources to develop these relationships.  Should our relationships fail to materialize into significant agreements or should we fail to work efficiently with these companies, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

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

The 2008 and 2009 crisis in the financial and credit markets in the United States, Europe and Asia led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness.  Although global economic conditions have begun to stabilize or improve, many of the markets in which we operate remain uncertain.  If the economies in the countries in which we operate remain uncertain or weaken further, the demand for our products and technology may decrease as a result of continued constraints on capital spending by our customers.  In addition, this could result in longer sales cycles and increased price competition for our products.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets, remain uncertain or weaken further, our business, operating results and financial condition may be materially adversely affected.

On March 11, 2011, an earthquake off the eastern coast of Japan triggered a devastating tsunami tidal wave, causing damage and destruction.  It is too early to predict the long-term impact of this disaster on the economy of Japan and elsewhere.

Competition in the market for defense electronics is intense.  Our products may not achieve market acceptance which could adversely affect our business, financial condition and results of operations.

The market for our products is highly competitive and we may not be able to compete effectively in our market.  Our principal competitors in the defense electronics market include, Elbit Systems, GE Avionics, Goodrich, Honeywell, IAI, Northrop Grumman, Sagem, THALES, Zodiac group and Astronautics C.A.  We expect to continue to face competition from these and other competitors.  Most of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do.  These competitors are able to achieve greater economies of scale and may be less vulnerable to price competition than us.  We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors.  Failure to do so could adversely affect our business, financial condition and results of operations.

Reduction in defense budgets worldwide may cause a reduction in our revenues, which would adversely affect our business, operating results and financial condition.

The vast majority of our revenues is derived from the sale of products with military applications.  These revenues totaled approximately $26.1 million, or 95% of our revenues, in 2010, $16.1 million, or 88% of our revenues, in 2009 and $15.3 million, or 86% of our revenues, in 2008.  The defense budgets of a number of countries may be reduced in the future.  Declines in defense budgets may result in reduced demand for our products and manufacturing services.  This would result in reduction in our core business' revenues and adversely affect our business, results of operations and financial condition.

Sales of our products are subject to governmental procurement procedures and practices; termination, reduction or modification of contracts with our customers or a substantial decrease in our customers' budgets may adversely affect our business, operating results and financial condition.

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

Israel's defense export policy regulates the sale of our systems and products.  Current Israeli policy encourages export to approved customers of defense systems and products, such as ours, as long as the export is consistent with Israeli government policy.  A license is required to initiate marketing activities.  We are also required to obtain a specific export license for any hardware exported from Israel.  We may not be able to receive all the required permits and licenses for which we may apply in the future.  If we do not receive the required permits for which we apply, our revenues may decrease.

We are subject to laws regulating export of "dual use" items (items that are typically sold in the commercial market, but that also may be used in the defense market) and defense export control legislation.  Additionally, our participation in governmental procurement processes in Israel and other countries is subject to specific regulations governing the conduct of the process of procuring defense contracts.  Furthermore, solicitations for procurements by governmental purchasing agencies in Israel and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process.  We may not be able to respond quickly and effectively to changing laws and regulations and any failure to comply with such laws and regulations may subject us to significant liability and penalties.

We depend on sales to key customers and the loss of one or more of our key customers would result in a loss of a significant amount of our revenues, which would adversely affect our business, financial condition and results of operations.

A significant portion of our revenues is derived from a small number of customers.  Our major customers during the three years ended December 31, 2010 were as follows:

	Percentage of Revenues
	2008	2009	2010
Latin America Customer	-	-	36%
Israeli Ministry of Defense	15%	6%	17%
Israel Aerospace Industries	11%	12%	10%
GE Aviation	16%	12%	7%
Hindustan Aeronautics Ltd	29%	15%	4%
Embraer Defense Systems	1%	11%	3%

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

Exports accounted for 67% of our sales in 2010, 65% of our sales in 2009 and 55% of our sales in 2008.  This subjects us to many risks inherent in engaging in international business, including:

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

Risk Factors Related to Our Ordinary Shares

One of our shareholders is able to control matters requiring a shareholder vote.

Mr. Howard Yeung beneficially owns approximately 58.1% of our outstanding shares.  As a result, Mr. Yeung may be deemed to have effective control over our company and so long as he holds such ownership interest, he will continue to be able to exert significant influence over matters requiring a shareholder vote, including the election of our entire Board of Directors other than our two outside directors, and will generally have the ability to direct our business and affairs.

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

If our principal shareholder sells substantial amounts of his ordinary shares, including shares registered under effective registration statements and shares issuable upon the exercise of outstanding warrants or upon the conversion of convertible notes, or if the perception exists that our principal shareholder may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.  Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate.

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

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Major hostilities between Israel and its neighbors may hinder Israel's international trade and lead to economic downturn.  This, in turn, could have a material adverse effect on our operations and business.  There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2010.  In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups.  Ongoing or future violence between Israel and the Palestinians, armed conflicts, terrorist activities, tension along Israel's northern borders, or political instability in the region would likely disrupt international trading activities in Israel and may have a material adverse effect on our business, financial conditions and results of operations.

Recent popular uprisings in various countries in the Middle East are affecting the political stability of those countries.  In addition, such instability may affect the global economy and marketplace as a result of changes in oil and gas prices.  Any events that affect the State of Israel may impact us in unpredictable ways.  If our operations are significantly impacted by such events, our results of operations may be adversely affected.

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

As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules.  We follow Israeli law and practice instead of The NASDAQ Marketplace Rules regarding the composition of the board of directors, director nomination process, compensation of executive officers and the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present.  As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice with regard to, among other things, quorum at shareholders' meetings and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules.

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

We develop, manufacture and sell defense electronics: avionics solutions (including avionics for unmanned aerial vehicles, data/video recording and management systems, inertial navigation systems and radar sensors for anti-terrorism/force protection systems.  In addition, we continue to sell and support our commercial aviation legacy products and services, mainly through our Chinese subsidiary.

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

Today's advanced defense electronics systems typically try to incorporate components that are derived from the industrial or the consumer electronics markets, especially from the telecom markets.  Most of the defense electronics systems are built with commercial components and even sub-systems, a fact that reduces the overall price, and at the same time generates complex obsolescence issues.

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

New products in the defense electronic market are usually developed utilizing internal and customer sponsored research and development funds and are tailored to specific customer needs.  In many cases, the customer who pays for the design and adaptation limits the use of intellectual property that was funded by it for other applications, due to either commercial or security reasons.

Products and Services

We primarily provide integrated solutions.  Our aim is to provide not only state-of-the-art products, but also comprehensive end-to-end solutions for one or more systems.

Our current product lines are:

•	Data/video recording and management for aerial and land platforms;

•	Inertial navigation systems for aerial and land platforms;

•	Avionics solutions (including avionics for UAVs); and

•	Radar sensors for anti-terrorism/force protection systems.

In addition, we continue to support our legacy commercial aviation test stations.

We also provide test and repair services through our China-based subsidiary.

Data/Video Recording and Management

We are a world leader in the field of mission data recording, management, and post-mission analysis and debriefing.  Over the past 25 years we have developed, fielded and supported a wide range of solid-state digital recorders, cameras and debriefing systems for aerospace and military applications, including:

•	Flight data recorders for fighter aircraft;

•	Video/audio/data recorders (with data transfer functions);

•	High-rate (no compression) data recorders for aircraft and airborne pods;

•	Airborne data servers (the latest approach to avionic data management);

•	A wide range of video cameras for fighter aircraft head-up displays, or HUD,; and

•	A variety of ground debriefing solutions, or GDS.

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

Our GDS feature synchronized video, audio, data, and air combat maneuvering debriefing.  GDS vary from personal, laptop-size debriefing units, through robust desktop multi-channel systems supporting the mission debriefing of four-aircraft formations up to large-scale simultaneous debriefing systems.  These network-based systems support large numbers of participants operating from different locations, and provide advanced data management features.

Our products are fully qualified and operational with fixed and rotary-wing aircraft and land vehicles, and are backed by our teams of experts dedicated to providing global technical and maintenance support.  Our customers include leading air forces and prime integrators worldwide, such as the Israeli Air Force, or IAF, the Chilean Air Force, GE Aviation, Lockheed Martin, Boeing, HAL, Embraer Defense Systems, or Embraer, Rafael, IAI, and others.

Data Acquisition System

The Data Acquisition System, or DAS, is a product of GE Aviation.  We have developed significant parts of the data acquisition unit, or DAU, which is part of the DAS, as a subcontractor for GE Aviation, and we assemble and test the unit at our production plant at Beit She'an, Israel.  To date, we have produced and shipped approximately 300 DAUs to GE Aviation.  Our DAS production agreement with GE Aviation has been extended several times in recent years and is currently in effect until the end of 2011.

Digital Video & Data Recorder

Our Digital Video & Data Recorder, or DVDR, is a military-off-the-shelf, or MOTS, mission data recorder.  Our DVDR fits all common airborne analog recorders, and we believe that our DVDR has become the replacement-of-choice for these ageing, near-obsolete products.  The video and audio recording functions are empowered by synchronized recording of various data sources, real-time playback, and mass storage management. The DVDR records up to six video channels, two audio channels, MIL-STD-1553 Mux-Bus channels, and fast Ethernet channels - all stamped with precise time for post-mission synchronized debriefing.  The system supports two video playback outputs.  It incorporates a removable mass-memory unit, or RMU, which stores up to 128Gbytes of flash memory.  The DVDR can be installed in cockpits or equipment bays, and is qualified to the harshest military environment.  It is accompanied by our family of GDS, displaying synchronized playback of the recorded video, audio and data along with ACMI displays.

Our DVDR marketing activities have been successful in several programs around the world. In 2008, we signed a contract with a strategic customer in Southeast Asia to equip most of its fighter aircraft fleet with the DVDRs, including the transfer of production technology.  We are actively pursuing upgrade programs of recorders replacements worldwide.

High-Rate Data Recorder

Our High Rate Data Recorder, or HRDR, provides a solution for the extremely high data recording rates typically required by modern reconnaissance and targeting pods.  The HRDR provides extremely-high data recording and reading rates, combined with the NATO Standard STANAG 4575 file system management capabilities.  It implements a copper fibre-channel physical interface per STANAG 4575, along with SCSI-over-fibre channel data transfer protocol.  It can operate as a standard fibre-channel disk, enabling the user to implement any standard file system.

The HRDR provides multi-partitions mode, where any access to the first partition is treated according to STANAG 4575, while access to the second partition is treated as a standard disk access.  It possesses a high capacity of up to 256 GBytes of solid-state flash memory, and supports secure erase according to the AFSSI 5020 standard. The HRDR is packaged in a compact mechanical structure, shaped to fit pods' internal curvatures.  It is able to withstand harsh military environments, providing high reliability and operating life.

The HRDR is under production and is being delivered to Zeiss/Rafael for their RecceLite program.

Video Recorder & Data Server System

Our Video Recorder & Data Server System, or VRDS, is a solution for video and data recording and mass-storage management onboard combat platforms.  The VRDS baseline functions of video, audio and multiple data sources recording are complemented by mass storage management, powerful processing and extremely fast distribution of mass data over Gigabit Ethernet channels, facilitating advanced capabilities with today's avionics which involve mass data processing.

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

VRDSs were ordered by the IAF in 2008, and a series of deliveries commenced at the end of 2009 and are expected to be completed by mid-2011, with the aim to equip the vast majority of the IAF's aircraft.  The system is being actively offered to air forces and major integrators globally.

HUD Color Video Cameras

With over 1,500 units installed globally, our "EyeWitness" HUD Color Video Camera, or HCVC, is an advanced, widely-used and highly affordable MOTS family of products.  This mature camera is designed to fit any HUD which is currently operational in fighter aircraft cockpits.  The HCVC captures the image of the HUD symbols superimposed over the outside world view, as seen by the pilot during the mission.  The color video signal produced by the HCVC is recorded in-flight and used for post-flight ground debriefing.

The "EyeWitness" HCVC is installed on the HUD mechanical frame either between the pilot's eyes and the HUD combiner, or beyond the HUD combiner. In the latter installation position, the HUD symbol is superimposed over the camera video by the aircraft display processor prior to recording.  Our "EyeWitness" cockpit cameras employ charge-coupled device (CCD) technology to produce perfect images through high video quality, while their field-of-view is designed to capture the entire HUD display.  The HCVCs are highly reliable and are qualified for use in cockpit military environments.

Our "EyeWitness" HCVC family of products has been sold to numerous customers worldwide, including, Boeing, IAI, HAL, Embraer and Elbit, and air forces such as the IAF, the Indian air force, the Turkish air force and others.  The production line for the HCVC is active, enabling follow-on sales and support to the majority of our current customers, and deliveries to new customers to which we are actively marketing these products.

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

As part of Lockheed Martin Aerospace Peace Marble V (PM-V) Program, we developed the next generation of our GDS by advancing the system to the digital video era.  This development resulted in significant growth in the system's capability as well as establishing our system as a major and central device in the day-to-day operation of air force squadrons.  Currently, all of our DVDR/VRDS programs incorporate this or similar ground debriefing stations and are being delivered to customers worldwide.

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

Our INS line ranges from IMUs through fully-integrated and compact modular avionics and INS/GPS for UAVs, to navigation-grade, high-performance systems.  Our navigation products are backed by our global, dedicated, and professional technical and maintenance services.  We are continuing our research and development efforts and intend to design a complete family of applications that will provide solutions for various manufacturers' needs.  At the same time, we are marketing our products to our strategic customers and together with them are working to define the next versions of this family of solutions.

Among our customers for navigation solutions are leading air forces and prime integrators worldwide, including the IAF, IAI, Rafael, Embraer and ADE (India's Defense Research and Development Organization).

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

We were awarded a contract in 2008 from one of our strategic customers to install the R-100F on board fighter aircraft.  Serial production is scheduled to commence in mid - 2011. We plan to make the necessary adaptations of the R-100F system for use on various land platforms during 2011.

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

The R-200M is being offered to UAV manufacturers and weapon producers in our strategic markets.  We plan to make the necessary adaptations of the R-200M system to land platforms during 2011.

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

Inertial Measurement Unit

Our Inertial Measurement Unit, or IMU, is a FOG-based replacement for aging mechanical-gyro-based units, used in pods and combat vehicles.  It provides inertial data (attitude angles and accelerations) to mission/navigation computers onboard the vehicles or pods.  The system is qualified for use in military environments and introduces high reliability and affordability compared to its predecessors.

In 2007, we received the first order for the IMU from Rafael.  We expect to commence deliveries of the system in mid-2011.

Avionics Solutions

We have been a developer and manufacturer of core avionics systems for over 30 years.  We currently offer a wide spectrum of military avionics systems designed for integration in new and upgraded military aircraft and UAVs worldwide.

Our avionics solutions range from fully integrated avionics suites, MOTS core avionics subsystems, to tailor-made "built-to-spec" units, backed by our teams of experts dedicated to providing global technical and maintenance support.

In 2009 we were awarded, as a prime contractor and integrator, an upgrade program by a strategic customer for its aircraft fleet.  We believe that this program places us among the few companies worldwide that are performing such upgrades and will lead to other such programs in the future.

Our avionics systems are easily adapted to western, eastern, and indigenous-origin platforms of all kinds. We provide our avionic expertise as team members and subcontractors and as prime contractors for avionic upgrades. In particular, our avionics for UAVs are extremely compact through modern board connectivity solutions, use innovative conductive cooling techniques, withstand extreme environmental conditions and are very reliable and affordable.

We offer the following avionics solutions:

•	Complete integrated avionics upgrade suites for fighters and mission aircraft;

•	Mission and display computers;

•	Weapon management systems;

•	Data interface and processing computers;

•	Mission data recorders and debriefing solutions;

•	HUD video cameras;

•	INS;

•	Air data sensors; and

•	Avionics for UAVs (Interface control processors, Engine control computers, Payload management computers, and many others).

Our avionics solutions are accepted by leading air forces and prime integrators worldwide, such as the IAF, Lockheed Martin, Boeing, GE Aviation, HAL, Embraer, IAI, Rafael and many others. Our units are installed onboard the F-16, F-15, A-4, Jaguar, MiG-27, Su-30MKI, Dhruv Helicopter, MiG-29 and Super-Tucano aircraft, and onboard a continuously-growing number of UAVs.

Radar Sensors for Anti-Terrorism/Force Protection Systems

In 2009, after recruiting a group of highly-experienced specialists, we started to develop advanced ground radar units for anti-terrorism/force-protection (AT/FP) applications. Our advanced Pulse Doppler radar systems are solid state units, implementing the active electronically scanned array (AESA) design concept, are in the S and C frequency bands, and are designed for medium range use of up to 20 kilometers.

The advantages of our radar technology and products are:

▪	Spatial electronic scanning: track-while-scan (TWS),

▪	Maximum flexibility in real-time,

▪	Accurate range measurements thru phase modulation,

▪	Accurate direction measurements through interferometer,

▪	Resistance to jamming/noise by ECCM techniques,

▪	Ground and side multi-path cancellation,

▪	Co-existence with nearby systems,

▪	Automatic self-calibration, and

▪	Very high reliability and affordability.

In the implementation process of our radar systems we demonstrate extremely short development and adaptation cycles, mainly through the usage of standard processors, standard operating systems, and automatic translation of simulation code into operational software. Usage of commercial-off-the-shelf (COTS) components ensures low costs and high reliability figures. Our radar systems are simple to interface with, through the usage of standard Ethernet links, and are simple to install and easy to maintain.

Currently our radar product line includes the following products:

•	RPS-10 Radar for Active Protection Systems

•	RHS-20 Perimeter Surveillance Radar (PSR)

We believe that our radar product line will become one of our growth engines in the near future.

RPS-10 Radar for Active Protection Systems

The RPS-10 is a Pulse Doppler radar system, compact and armored, designed specifically for active protection systems (APS) installed onboard armored fighting vehicles (AFV). This active electronically scanning array (AESA) radar is in the core of any APS.

The role of the RPS-10 for use with APSs includes:

•	Detection of all relevant threats (ATMs, RPGs, projectiles),

•	Provision of threat data – range, velocity, angles – to the APS central processor,

•	Track-While-Search: Tracking of detected threats for precise data provisioning, while continuously scanning the entire arena, and

•	Locating threat firing points for weapon system counter-fire reaction.

The data provided by the RPS-10 is used for automatic activation of threat-neutralizing countermeasures and for locating the threat's firing points. The radar is highly programmable and configurable, easily tailored to the operational needs and uniqueness of any APS. The radar subsystem, as part of the APS, is comprised of identical, independent and interchangeable units, interfacing among themselves and with the APS via standard Ethernet links.

We have teamed with IMI for the integration and testing of our RPS-10 radar with the IMI "Iron Fist" APS.  During the last quarter of 2009 and in 2010, the integrated system was successful in passing live field tests in Israel, the United States and Germany, and it is now being offered to customers worldwide.

RHS-20 Perimeter Surveillance Radar

The RHS-20 Perimeter Surveillance Radar (PSR) is an advanced active electronically scanned array (AESA) Pulse Doppler radar. It provides constant coverage of 360 degrees, detects and tracks multiple moving targets such as pedestrians, vehicles, marine vessels and low-altitude/low speed flying vehicles (UAVs, Ultra-light Aircraft), all at ranges that enable adequate operational alert periods. This solid-state, static radar is tailored to military, paramilitary and civilian security applications such as border security, force protection and strategic resources protection.

The RHS-20 is a fully-digital radar, which is easily programmable and configurable to any operational scenario, including in real-time per pre-defined triggers. Operating at the C frequency Band, it shows superior performance over currently available radar systems in adverse weather (rain, snow) and poor visibility conditions.

The RHS-20 interfaces with any security system and other radar systems and sensors via Ethernet, and is extremely reliable and affordable. Being compact and lightweight, it has inherent portability and can be installed onboard surveillance vehicles (on top of a mast) or at stationary sites.

Support of Legacy Products

We are continuing to support our customers that use our commercial aviation test stations by providing maintenance and repair services through product support agreements.

Sales and Marketing

Strategy

Our sales and marketing strategy is based on the following principles:

•	Maintaining our business focus on electronic systems for the military and para-military markets;

•	Expanding our product offerings by adding new applications to our existing product lines and by adapting our products to land systems;

•	Expanding our customer base by including our products in solutions and integrated systems for airborne and land vehicles;

•	Establishing marketing channels with system integrators and major manufacturers such as Embraer, HAL, Lockheed Martin , IMI, IAI, Rafael and others; and

•
Expanding our products base and marketing activities to large potential markets, especially in the land systems and the Homeland Security segments, through identification of current and future applications that may become affordable by the injection of advanced commercial off-the-shelf technologies that offer superior performance and/or significant price savings, and developing new marketing channels aimed directly at these segments.

Strategic Relationships and Customers

As part of our strategy, we have entered into a number of strategic relationships with Lockheed Martin , GE Aviation, IMI, Israel Aerospace Industries, HAL, Embraer, Rafael and several air forces in South America.  We have focused our marketing and sales efforts to support these relationships.

Lockheed Martin Aeronautics.  Our sales of avionics products focus mainly on the F-16 aircraft manufactured by Lockheed Martin, the most popular fighter aircraft in the western world today.  Through a teaming agreement with GE Aviation, we are supplying the data acquisition system that includes our advanced data acquisition unit, which is manufactured at our production facility in Beit She'an, Israel.  In 2006, Lockheed Martin chose the GE Aviation/RADA team to supply our DVDR and GDS to its U.S. Sponsored F-16 foreign military sales and upgrades.  Since August 2009, we are supplying the GDS directly to Lockheed Martin.

GE Aviation.  GE Aviation is a worldwide leader in avionics systems for fighter and commercial aircraft.  As a subcontractor for GE Aviation, we developed significant parts of GE Aviation's data acquisition system for the F-16. In October 2003, we signed a teaming agreement with GE Aviation and to date, we have produced and shipped approximately 300 units to GE Aviation.  In 2007, after successful cooperation over a number of years, the teaming agreement was extended until the end of 2011.

Israel Military Industries.  IMI is a world leader in the field of Active Protection Systems (APS) for land platforms and is the developer and manufacturer of the "Iron Fist" APS.  We have teamed with IMI on the integration and production of our RPS-10 radar as part of their APS solution for customers worldwide.

Israel Aircraft Industries.  We actively supply avionics and test equipment to four different divisions of IAI.  In particular, the Lahav and Malat divisions of IAI, major aircraft integrators, utilize our services as an avionics and test equipment provider.

Hindustan Aeronautics Ltd.  HAL is the major aerospace integrator in India.  We are currently cooperating with four divisions of HAL and supply DVDRs, HCVCs, debriefing stations, support equipment and other services to HAL in growing numbers.

Embraer Defense Systems.  The Military Aircraft Division of this Brazilian aircraft manufacturer is a strategic customer for us. In addition to supplying MOTS units such as DVDR, INS and CHVC, we take a significant and continuously-growing part in Embraer's programs through the development and supply of avionic units per their specifications, and the provision of installation, design, training and support activities.

Rafael Advanced Defense Systems Ltd.  Rafael is a world leader in the development and supply of missiles, smart weapons and pods of various types.  Rafael has gradually become a strategic customer for us as a result of our development and production of a few advanced built-to-specification products in recent years.

Air Forces in Latin America. We are performing a major upgrade program, with continued growth in its scope, for an air force in Latin America. We are the sole provider of digital recorders and debriefing solutions to another air force in the region. Both these air forces are strategic customers of ours and there is potential for long-term cooperation with them.

Business Development and Marketing

Our Chairman and President, Maj. Gen. (Ret.) Herzle Bodinger, our Chief Executive Officer, Mr., Zvi Alon, and our vice president of business development, marketing and sales, Mr. Dov Sella, lead our business development and marketing efforts.  We currently employ four additional professionals in the marketing and sales of our products.  Our chief technology officer and our engineering department support our marketing and sales efforts with respect to proposal preparations, and product demonstrations.  In addition, we have business development consultants in Europe, South America and Asia who receive fees from us for business successfully obtained through them.

The Israeli Ministry of Defense has historically supported and continues to support our marketing efforts through its defense export assistance branch, or SIBAT, and various projects for the Israel Defense Forces and its related divisions.  The Israeli Ministry of Industry and Commerce supports our marketing efforts through its Industrial Cooperation Authority by the exploitation of "offset commitments" by Lockheed Martin Aerospace and the Boeing Company to the State of Israel.  There is no guarantee that this type of assistance will be available to us in the future.

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

Principal Customers

Generally, we complete a few major transactions each year, each in an amount comprising approximately 10% of our revenues for such year.  As a result, each year a significant portion of our revenues is derived from a small number of customers.  The following table sets forth our principal customers in 2009 and 2010:

	2009	2010
Latin American Customer	-	36%
Israeli Ministry of Defense	6%	17%
Israel Aircraft Industries Ltd	12%	10%
GE Aviation	12%	7%
Hindustan Aeronautics Ltd	15%	4%
Embraer Defense Systems	11%	3%

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

Markets

We sell our products to various air forces and companies worldwide.  The following table presents our revenues by geographical markets for the periods indicated:

	2008	2009	2010
Israel	45%	35%	33%
Asia	32%	24%	14%
North America	20%	20%	13%
South and Latin America	1%	18%	39%
Europe	2%	3%	1%

Competition

The markets for our products are highly competitive.  Our principal competitors in the avionics and military electronics market include Elbit Systems, GE Avionics, Goodrich, Honeywell, IAI, Northrop Grumman, Sagem, Thales, the Zodiac group and Astronautics C.A.  We expect to continue to face competition from these and other competitors. Most of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do.  These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us.  We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors.  Failure to do so could adversely affect our business, financial condition and results of operations.

Government Regulations

Israel's defense export policy regulates the sales of our systems and products.  Current Israeli policy encourages export to approved customers of defense systems and products, such as ours, as long as the export is consistent with Israeli government policy.  A license is required to initiate marketing activities.  We are also required to obtain a specific export license for any hardware exported from Israel.  We cannot assure you that we will receive all the required permits and licenses for which we may apply in the future.

In 2007, an Israeli law regulating export of "dual use" items (items that are typically sold in the commercial market, but that also may be used in the defense market) came into effect.  In addition, a new Defense Export Control Law was adopted in 2007 and the law's supplemental regulations became effective in February 2008.  The new regulations and law enhance enforcement of export control legislation, provide certain exemptions from license requirements and broaden certain areas of licensing, particularly with respect to transfer of technology.  In addition, our participation in governmental procurement processes in Israel and other countries is subject to specific regulations governing the conduct of the process of procuring defense contracts.  Furthermore, solicitations for procurements by governmental purchasing agencies in Israel and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process.

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

Manufacturing and Supply

Our production plant is located in Beit She'an, Israel.  The plant is equipped to handle most of our manufacturing processes and testing requirements.  For several specific processes we utilize outsourced resources.  This structure allows us flexibility and versatility.

We place great emphasis on quality control in our production processes.  Commencing with customer requirements and expectations, via raw material inspection through completion, specifications are repeatedly checked.  We maintain a quality assurance team that participates in every stage of the design and manufacturing of the products.  Our quality management system is certified by the Standards Institute of Israel, or SII, pursuant to ISO 9001:2008 for hardware design and production and ISO 90003:2004 for software design.  SII performs quality system audits twice a year and various customers perform audits four to six times a year. Our environmental management system is certified by SII to ISO 14001:2004.  Our quality management system is also certified according to AS-9100B, a quality management system for aerospace requirements.

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

In 2010, we had one active subsidiary, CACS, an 80%-owned subsidiary, which is based in China and is engaged in aircraft repair services.   On December 15, 2010, we entered into an agreement for the sale of our ownership interest in CACS to a Chinese company.  While this transaction was expected to be completed in 2011, it was subject to (i) the withdrawal of our local partner, Tianzhu Forest Development Co., or Tianzhu, from CACS, and (ii) the receipt of certain approvals from Chinese authorities.  While these actions are underway, the purchaser has materially breached its obligations under the agreement, and we are currently assessing our legal rights under the agreement of sale.  Nevertheless, we expect that Tianzhu will withdraw from CACS during 2011.  Following such withdrawal, CACS will become a 100% owned subsidiary of our company.  In consideration for the 20% interest in CACS, we will exchange our 80% interest in the land and building used by CACS and CACS will remain in its current facilities pursuant to a lease agreement with Tianzhu.

D.	Property, Plants and Equipment

We own a 30,000 square feet building in Beit She'an, Israel.  The building, which includes manufacturing facilities and warehouse space, is situated on land leased from the Israel Land Authority for a period of 49 years until 2034.  The plant has sufficient capacity to meet our current requirements.  If volume was to increase significantly, we believe that we will be able to increase the number of workers or shifts at the plant, or use more outsourced resources.

Our executive offices and research and development facilities are located in a 17,200 square feet office facility in Netanya, Israel.  The lease for this facility expires in January 2012.  The aggregate annual rent for our offices in Israel was approximately $310,000 in 2010.

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

Overview

We develop, manufacture and sell defense electronics including data recording and management systems (such as digital video and data recorders, ground debriefing stations, head-up display cameras), inertial navigation systems for air and land applications, avionics solutions (such as aircraft upgrades, avionics for UAVs, store management systems and interface computers) and radar systems for anti-terrorism/force protection systems (ground radars for applications such as active protection systems for armored fighting vehicles, perimeter surveillance and alike).  In addition, we continue to sell and support our commercial aviation electronic products and services, mainly through our Chinese subsidiary.

General

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  All references in this annual report to "dollars" or "$" are to U.S. dollars and all references in this annual report to "NIS" are to New Israeli Shekels.  Transactions and balances originally denominated in dollars are presented at their original amounts.  Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 830.  The majority of our sales are made outside Israel and a substantial part of them are in dollars.  In addition, a substantial portion of our costs are incurred in dollars.  Since the dollar is the primary currency of the economic environment in which we operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date.  Operational accounts and non monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction.  All monetary balance sheet accounts have been remeasured using the exchange rates in effect at the balance sheet date.  Statement of operations amounts have been remeasured using the average exchange rate for the period.  The financial statements of our foreign subsidiary, whose functional currency is not the U.S. dollar, have been translated into dollars. All balance sheet amounts have been translated using the exchange rates in effect at balance sheet date. Statement of operation amounts have been translated using the average exchange rate prevailing during the year. Such translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders' equity.

Discussion of Critical Accounting Policies and Estimations

Our critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the notes to our consolidated financial statements.  These policies have been consistently applied in all material respects.  While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, we believe the estimates and judgments associated with the reported amounts are appropriate under the circumstances.  We believe the following accounting policies are the most critical in fully understanding and evaluating our financial condition and results of our operations under U.S.GAAP.

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

Intangible Assets.  Costs of producing our test program sets software library, or TPS, which can be integrated with our commercial aviation test stations,, incurred subsequent to achieving technological feasibility, were capitalized, and are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product. We assess the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software products sold. In the year ended December 31, 2010, we recorded an impairment charge of $45,000 with respect to certain TPSs that we believe will not be realizable.

Impairment of Long-Lived Assets.  We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends.  Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount of the carrying value of the asset exceeds its fair value.  For the year ended December 31, 2010, no impairment was required.

Impairment of Goodwill.  We are required to assess the impairment of goodwill at least annually (or more frequently if impairment indicators arise.  FASB ASC 350 "Intangibles-Goodwill and other" prescribes a two-phase process for impairment testing of goodwill.  The first phase screens for impairment while the second phase (if necessary) measures impairment.  In the first phase of impairment testing, goodwill attributable to each reporting unit is tested for impairment by comparing the fair value of each reporting unit with its carrying value.  In our case, we have only one reporting unit.  We determine its fair value according to our market capitalization and the goodwill was tested for impairment by comparing the fair market value with its carrying amount.  As of December 31, 2010, no impairment losses have been identified.  As a result, step two was not required.

Share-Based Compensation. Effective January 1, 2006, we account for stock-based compensation in accordance with FASB ASC 718  "Share-Based Payment," or ASC 718, applying the modified prospective method, and with Securities and Exchange Commission Staff Accounting Bulletin No. 107, "Share-Based Payment," or SAB 107.  In accordance with ASC 718 we measure the compensation cost associated with share-based payment transactions based on the fair value at the grant date of the options.  The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods, according to the straight-line method.

For employee option grants, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions relating to the dividend yield, expected volatility, risk free interest rate and expected life of the option by the employee, in accordance with ASC 718 and ASC 718-10.  Our assumptions with respect to these components will impact the compensation award costs and amounts expensed in each period and consequently the results of our operations.  For the year ended December 31, 2010, we incurred share-based compensation expense of $31,000.  As of December 31, 2010, we did not have any unrecognized compensation costs related to non-vested share-based compensation arrangements under our stock option plans.

Accounting for income taxes.  On January 1, 2007, we adopted FASB ASC 740-10 "Income Taxes," which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740-10 The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement ASC 740-10. We provided a valuation allowance in respect to the deferred tax assets resulting from operating loss carryforwards and other temporary differences.  Our management currently believes that since our company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

Derivatives and hedging: We are required to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income as stipulated in FASB ASC 815 "Derivatives and Hedging," or ASC 815.  If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.  The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.  We use derivatives to hedge certain cash flow foreign currency exposures in order to further reduce our exposure to foreign currency risks.

In 2009 and 2010, we entered into forward contracts in order to hedge certain expense transactions denominated in NIS.  Our forward contracts did not qualify as hedging instruments under ASC 815. Changes in the fair value of forward contracts are reflected in the consolidated statements of operations as financial income or expense and not against the Other Comprehensive Income.  As of December 31, 2010, the fair value of the outstanding forward contracts was $28,000, which was recorded in other receivables against financial income.

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

Financial Expenses, Net.  Financial expenses consist of interest and bank expenses, interest on convertible note and loans, amortization expenses of discount on convertible note, deferred charges and currency remeasurement losses.  Financial income consists of interest on cash and cash equivalent balances and currency remeasurement gains.

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
Revenues	100.0%	100.0%	100.0%
Cost of revenues	76.5%	67.4%	73.1%
Gross profit	23.5%	32.6%	26.9%
Research and development, Net	3.8%	8.8%	4.3%
Marketing and selling	8.4%	7.6%	9.3%
General and administrative	10.3%	10.5%	6.3%
Operating income	1.0%	5.7%	7.0%
Financial expenses, net	(4.1)%	(4.5)%	(4.3)%
Net income (loss)	(3.1)%	1.2%	2.7%
Net income attributable to noncontrolling interest	(0.1)%	(0.1)%	0.0%
Net income (loss) attributable to RADA shareholders	(3.2)%	1.1%	2.7%

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Revenues.  Our revenues increased by 49% to $27.5 million in 2010 from $18.4 million in 2009.  The increase is primarily due to the large scale integration projects that we are executing for our Latin American customers.   Based on our current backlog, we expect that our revenues in 2011 will continue to increase both from sales of our off-the-shelf products, integration projects and new products that were developed during the last two years.

Cost of Revenues.  Cost of revenues increased by 65% to $20.1 million in 2010 from $12.2 million in 2009.  The increase is primarily due to the increase in our revenues.  In 2011, we expect that our cost of revenues as a percentage of revenues will remain similar to 2010, primarily due to the continuing costs associated with our large scale projects that will continue to account for a substantial portion of our revenues.

Gross Profit.  Our gross profit increased by 19% to $7.4 million in 2010 from $6.2 million in 2009.  Our profit margin was approximately 27% in 2010 and 34% in 2009.  This increase in gross profit is attributable to our large integration projects that accounted for a significant part of our revenues in 2010, which projects generate lower gross margins than our typical product sales programs.

Research and Development Expenses, Net.  Research and development expenses, net decreased by 27% to approximately $1.2 million in 2010 from $1.6 million in 2009.  The decrease is primarily due to the participation of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade in the development of our 'Sentinel' radar products.  We expect that our research and development expenses in 2011 will return to the higher level of expenditures of 2009 since we are continuing to invest in the research and development of new products, particularly our inertial navigation products and 'Sentinel' radar.

Marketing and Selling Expenses. Marketing and selling expenses increased by 60% to approximately $2.6 million in 2010 from $1.6 million in 2009.  This increase is primarily due to increased sales commissions which grew to $1.2 million in 2010 compared to $0.2 million in 2009 as a result of the increase in revenues in the 2010 period.

General and Administrative Expenses.  General and administrative expenses decreased by 10% to approximately $1.7 million in 2010 from $1.9 million in 2009, primarily due to payments received from judgments relating to completed litigation.  We expect that in 2011 our general and administrative expenses will revert to the level of 2009.

Financial Expenses, Net.  Our financial expenses, net, increased by 43% to $1.2 million in 2010 compared to $832,000 in 2009.  Our interest expense, net, was $252,000 in 2010 compared with $228,000 in 2009.  Our amortization expense on a convertible note and loans from shareholders in 2010 was $576,000 as compared to $517,000 of amortization expense in 2009.  Foreign currency exchange differences resulted in expenses of $107,000 in 2010 compared to expenses of $5,000 in 2009, primarily due to changes in the NIS/dollar exchange rate.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Revenues.  Our revenues increased by 3% to $18.4 million in 2009 from $17.9 million in 2008, primarily due to increased traditional and off-the-shelf product sales.

Cost of Revenues.  Cost of revenues decreased by 11% to $12.2 million in 2009 from $13.7 million in 2008.  The decrease is primarily due to the increased percentage of our revenues attributable to off-the-shelf products, which generally have higher margins.

Gross Profit.  Our gross profit increased by 48% to $6.2 million in 2009 from $4.2 million in 2008, primarily due to the increase in revenues.  Our profit margin was approximately 34% in 2009 and 24% in 2008.

Research and Development Expenses.  Research and development expenses increased by 135% to approximately $1.6 million in 2009 from $686,000 in 2008.  The increase is primarily due to our investments in the development of our INS technology.

Marketing and Selling Expenses. Marketing and selling expenses increased by 6% to approximately $1.6 million in 2009 from $1.5 million in 2008.

General and Administrative Expenses.  General and administrative expenses increased by 6% to approximately $1.9 million in 2009 from $1.8 million in 2008.

Financial Expenses, Net.   Our financial expenses, net, increased by 13% to $832,000 in 2009 compared to $734,000 in 2008.  Our interest expense, net, was $228,000 in 2009 compared with $220,000 in 2008.  Our amortization expense on a convertible note and loans from shareholders in 2009 was $517,000 as compared to $473,000 of amortization expense in 2008.  Foreign currency exchange differences resulted in expenses of $5,000 in 2009 compared to income of $190,000 in 2008, primarily due to changes in the NIS/dollar exchange rate.

Our Location in Israel

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal manufacture, research and development facilities are located in Israel.  See Item 3D "Key Information – Risk Factors – Risks Relating to Our Operations in Israel" for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Corporate Tax Rate

The rate of the Israeli corporate tax is as follows: 2008 - 27%, 2009 - 26%, 2010 - 25%.  Tax at a reduced rate of 25% applies on capital gains arising after January 1, 2003, instead of the regular tax rate. In July 2009, the Israeli Parliament passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), which prescribes, among other things, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting in 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

In December 2010, the Israeli Parliament, passed the Law for Economic Efficiency for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law, effective as of January 1, 2011.  According to the amendment, the benefit tracks under the Investment Law were modified and a uniform tax rate will apply to all of the income of an Approved or Privileged Enterprise.  Companies may elect to irrevocably implement the amendment (while waiving benefits provided under the Investment Law as currently in effect) and subsequently would be subject to the amended tax rates that are: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%. We are currently examining the possible effect of the amendment on our financial statements, if at all, and has not yet decided whether to apply the amendment.

As of December 31, 2010, our net operating loss carry forward for Israeli tax purposes was approximately $62.0 million including a capital loss carry forward of  approximately $3.7 million.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development, and the International Finance Corporation.  Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.  In June 2010, Israel joined the Organization for Economic Co-operation and Development, or the OECD, an international organization whose members are governments of mostly developed economies.  The OECD's main goal is to promote policies that will improve the economic and social well-being of people around the world.

Israel and the European Union Community, known as the "European Union," concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area.  The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the "EFTA," established a free-trade zone between Israel and the EFTA nations.  In November 1995, Israel entered into a new agreement with the European Union, which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union.  In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and the Asia-Pacific region.

Impact of Currency Fluctuation and of Inflation

A significant portion of the cost of our Israeli operations, primarily personnel and facility-related, is incurred in NIS.  Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS.  In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in U.S. dollars may increase.  NIS linked balance sheet items, may also create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share.  Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations.  Therefore, exchange rate fluctuations could have a material adverse impact on our operating results and share price. The caption "Financial expenses, net" in our consolidated financial statements includes the impact of these factors as well as traditional interest income or expense.  See Note 13 to our consolidated financial statements.

The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the NIS against the most important currency for our business, the U.S. dollar, until December 31 each year and the year before, and (ii) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2006	2007	2008	2009	2010
NIS vs. U.S. Dollar	(8.2)%	(8.9)%	(1.1)%	(0.7)%	(6.0)%
Israeli Consumer Price Index	(0.1)%	3.4%	3.8%	3.9%	2.7%

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results.  We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Recently Issued Accounting Standards

In October 2009, the FASB issued Accounting Standards Update, 2009-13, "Revenue Recognition (Topic 605) Multiple Deliverable Revenue Arrangements-A Consensus of the FASB Emerging Issues Task Force."  The update provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting.  The update establishes a selling price hierarchy for determining the selling price of a deliverable.  The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific nor third-party evidence is available.

We may elect to adopt the update prospectively to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented.  We apply the guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011.  We are currently evaluating the impact of the adoption of the new guidance on our financial statements, but do not expect it to have a material effect on our financial statements.

B.	Liquidity and Capital Resources

We have historically met our financial requirements primarily through cash generated by operations, funds generated by our public offering in 1985, private placements of our ordinary shares and debt securities, loans from our principal shareholders, short-term loans and credit facilities from banks, most recently Bank Leumi Le-Israel B.M. and the Israeli branch of State Bank of India, or the Banks, research and development grants from the Government of Israel and the Israel-U.S. Binational Industrial Research and Development Foundation, and investment grants for approved enterprise programs and marketing grants from the Government of Israel.

As of December 31, 2010, we owed $2.2 million under a revolving annual line of credit and $4.4 million under another revolving line of credit to secure borrowings from our bank and other creditors.  In addition, the Banks provided $3.2 million of guarantees on our behalf mainly to our customers and suppliers in the ordinary course of business.  The guarantees are secured by a first priority floating charge on all of our assets and by a fixed charge on goodwill (intangible assets), unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of loss).  Our agreements with the Banks prohibit us from: (i) selling or otherwise transferring any assets except in the ordinary course of business, (ii) placing a lien on our assets without the Banks' consent, or (iii) declaring dividends to our shareholders.

Our working capital at December 31, 2009 and December 31, 2010, was $4.8 million and $7.6 million, respectively.  Cash and cash equivalents amounted to $ 987,000 at December 31, 2009 compared to $850,000 at December 31, 2010.  Short-term and long-term bank deposits and restricted bank deposits amounted to $0.8 million at December 31, 2009 compared to $2.2 million at December 31, 2010.

In July 2008, we entered into a $1.5 million loan agreement with a company controlled by Mr. Yeung in order to facilitate further development of our INS technology.  The loan was drawn down in July 2008 ($1.0 million) and in December 2008 ($0.5 million).  The loan bears interest of 3% + LIBOR payable at the beginning of every quarter.  Principal payments equal to $90,000 were payable in six equal installments commencing July 1, 2009 and the remaining principal amount will be payable in eight equal installments, commencing April 1, 2011. Subject to the approval of the Israeli Ministry of Defense, we will grant the lender a non-exclusive license to use the technology developed for non-military/commercial purposes.  The non-exclusive license will automatically convert into an exclusive license should we default on any of our obligations under the loan agreement.  We have also agreed in the future, subject to the approval of several governmental authorities including the Israeli Ministry of Defense, to establish a joint venture with Mr. Yeung or an affiliated entity that will be engaged in the production and marketing of such non-military/ commercial products and technology.

In October 2010, the maturity date of a $3 million convertible note that we issued to Mr. Yeung, our controlling shareholder, in October 2007 was extended to October 2012.  In addition, the expiration date of warrants to purchase up to an aggregate of 1,578,947 ordinary shares granted to Mr. Yueng at such time was extended to October 2014.  The convertible note bears interest at a rate of six-month LIBOR plus 3.5% (which was 3.96% at December 31, 2010), and is convertible into ordinary shares at a conversion price of $2.09 per share.  The modification was accounted for as a modification of debt in accordance with ASC 470-50.  As result, we recorded a $451,000 discount on the convertible note.  The discount will be amortized over the term of the extended term of the convertible note using the interest method.  As of December 31, 2010, the net discount is $402,000.  See Item 7A. “Major Shareholders and Related Party Transactions - Related Party Transactions.”

We had capital expenditures of $603,000 in the year ended December 31, 2010, primarily for machinery and equipment.  We currently do not have any significant capital spending or purchase commitments.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2008	2009	2010
	(U.S. dollars in thousands)
Net cash provided by (used in) operating activities	(316)	119	(1,864)
Net cash used in investing activities	(927)	(330)	(2,027)
Net cash provided by financing activities	1,333	235	3,731
Effect of exchange rate changes on cash and cash equivalents.	39	(1)	23
Net increase (decrease) in cash and cash equivalents	129	23	(137)
Cash and cash equivalents at beginning of the year	835	964	987
Cash and cash equivalents at end of the year	964	987	850

Net cash used in operating activities was $1.9 million in 2010. This was primarily due to an increase in trade receivables of $4.8 million, due to increase in revenues in 2010, particularly in the fourth quarter and an increase in costs and estimated earnings in excess of billings, net of $1.7 million.  This was offset by an increase in trade payables of $0.8 million and in other accounts payable and accrued expenses of $2.2 million, depreciation and amortization of $1.0 million and amortization expense on a convertible note and loans of $576,000. Net cash provided by operating activities was $119,000 in 2009.  This was primarily due to a decrease in costs and estimated earnings in excess of billings, net of $651,000, depreciation and amortization of $1.2 million and amortization expense on a convertible note and loans of $517,000.  This was offset by an increase in trade receivables of $1.2 million and an increase in inventories of $1.3 million. Net cash used in operating activities was $316,000 in 2008.  This was primarily due to increase in inventories of $2.2 million due to the backlog of customer orders for delivery in 2009, an increase in costs and estimated earnings in excess of billings, net of $1.6 million and an increase in other accounts receivable and prepaid expenses of $250,000.  This was offset by a decrease in trade receivables of $1.5 million and an increase in trade payables of $950,000.

Net cash used in investing activities was approximately $2.0 million in 2010, primarily due to change in restricted cash of $1.4 million and our investment of $603,000 in property, plant and equipment. Net cash used in investing activities was approximately $330,000 in 2009, primarily due to our investment of $261,000 in property, plant and equipment and payment of $93,000 in conjunction with the acquisition of certain assets and liabilities of Vectop Limited, or Vectop, in 2005.  Net cash used in investing activities was approximately $927,000 in 2008, primarily due to our investment of $498,000 in property, plant and equipment and $235,000 paid in conjunction with the acquisition of certain assets and liabilities of Vectop.

Net cash provided by financing activities was $3.7 million in 2010, reflecting net proceeds of $3.7 million of short term bank credit. Net cash provided by financing activities was $235,000 in 2009, reflecting net repayment to us of $173,000 of employee long-term loans and $203,000 of grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, which was offset by aggregate repayments of $132,000 of long-term loans to a bank.  Net cash provided by financing activities was $1.3 million in 2008, reflecting net proceeds of $1.5 million of shareholder loans, which was offset by aggregate repayments of $490,000 of long-term loans to a bank and short-term bank credit.

As a result of the foregoing, at December 31, 2010, we had working capital of $7.6 million and cash and cash equivalents of $850,000 as compared to working capital of $4.8 million and cash and cash equivalents of $987,000 at December 31, 2009.

We expect to fund our short-term liquidity needs, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from our cash and cash equivalents, operating cash flow and our credit facilities.  We believe that our current cash and cash equivalents, credit facilities and our expected cash flow from operations in 2011 will be sufficient to meet our cash requirements in 2011.

As of March 30 2011, warrants to purchase 1,578,947 of our ordinary shares were outstanding.  These warrants were issued on December 10, 2007 in connection with the issuance of a $3 million convertible note to our controlling shareholder, at an exercise price of $ 2.38 per share.  The warrant is exercisable until October 15, 2014.  To the extent any warrants are exercised, the proceeds will be added to our working capital.

C.	Research and Development, Patents and Licenses

Research and Development

Our research and development investments focus on improvements to our existing products and the development of complementary products that would provide continued support for our current customers and would improve our capability to market our products to new customers.

In 2010, 2009 and 2008 we incurred $1.2 million, $1.6 million and $686,000 respectively of research and development expenses, net.  The vast majority of these expenses is attributable to our Inertial Navigation products and 'Sentinel' radar.  In 2011, we will continue to invest in the research and development of new products.  As of December 31, 2010, we employed 46 engineers in research and development who spend most of their time on research and development activities generated through customer orders and part of their time on internal research and development activities.

The Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, or the OCS, encourages research and development by providing grants to Israeli companies.  The terms of such grants prohibit the manufacture of the developed products outside Israel and the transfer of technologies developed using the grants to any person without the prior written consent of the OCS.  During 2010 and 2009, we developed a new radar sensor for APS, partly financed by the OCS.  In 2010 and 2009, we received royalty bearing grants of $355,000 and $203,000, respectively, from the OCS. We did not receive any OCS grants in 2008.

Pursuant to applicable Israeli law, we are currently required to pay royalties at the rate of 3-5% of sales of products developed with certain grants received from the OCS, up to 100% of the amount of such grants, linked to the U.S. dollar.  As of December 31, 2010, our total obligation for royalty payments, net of royalties paid or accrued is approximately $810,000.

We are committed to pay royalties to the Israel - United States Binational Industrial Research and Development Foundation at the rate of 5% of the sales proceeds up to 150% of the research and development expenses financed by the foundation.  Our total obligation for royalties, net of royalties paid or accrued, totaled approximately $2.1 million as of December 31, 2010.

D.	Trend Information

In 2010, our revenues increased by 49% from 2009.  We expect that in 2011 our revenues will continue to increase.   However, our revenues are subject to government budgets and we cannot assure you that the economic climate will not result in the cancellation or suspension of certain projects or programs.

Our future revenues will, in great measure, be dependent upon the success of our sales and marketing strategy.  We are currently focusing our sales efforts on:

•	Avionics solutions (including for UAVs);

•	Digital Video & Data Recorders and GDS;

•	INS; and

•	Radar systems for anti-terrorism/force protection.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2010 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-term debt obligations	$4,087,000	$560,000	$3,527,000	-	-
Operating lease obligations	1,143,000	800,000	343,000	-	-
Total	$5,230,000	$1,360,000	$3,870,000	-	-

In addition, we have long-term liabilities for severance pay for certain employees that is calculated pursuant to Israeli law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Under Israeli law, employees are entitled to one month's salary for each year of employment or a portion thereof upon termination of employment in certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause.  As of December 31, 2010 our severance pay liability was $499,000.

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Herzle Bodinger	68	Chairman of the Board of Directors and President
Zvi Alon	57	Chief Executive Officer
Dov Sella	55	Vice President Marketing and Sales
Shiri Lazarovich	36	Chief Financial Officer
Oleg Kiperman	57	Chief Technology Officer
Adrian Berg	63	Director
Roy Kui Chuen Chan	64	Director
Ben Zion Gruber	52	Director
Michael Letchinger	55	Director
Nurit Mor	67	Outside director
Eli Akavia	63	Outside director

Mr. Berg will serve as a director until our 2011 annual general meeting of shareholders.  Messrs. Chan and Gruber will serve as directors until our 2012 annual general meeting of shareholders.  Messrs. Bodinger and Letchinger will serve as directors until our 2013 annual general meeting of shareholders.  Ms. Mor and Mr. Akavia serve as outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until our 2012 annual general meeting of shareholders.

Herzle Bodinger has served as the chairman of our board of directors since July 1998 and since 2001, has also served as our president.  General (Res.) Bodinger first joined us in May 1997 as the president of our U.S. subsidiary and was appointed our chief executive officer in June 1998.  General Bodinger served as our chief executive officer from 1998 until 2001 and served once again in this position from June 2006 until July 2007.  General Bodinger served as the Commander of the IAF from January 1992 through July 1996.  During the 35 years of his service, he also served as a fighter pilot while holding various command positions.  General Bodinger holds a B.A. degree in Economics and Business Administration from the Bar-Ilan University and completed the 100th Advanced Management Program at Harvard University.

Zvi Alon has served as our chief executive officer since July 2007.  Mr. Alon joined us in January 2000 and served as our vice president and chief operating officer until March 2003 when he was appointed vice president of marketing and sales.  From 1982 to 1999, Mr. Alon served in various managerial positions with the IAI, as director of business development and marketing, director of electrical and avionics engineering, avionics programs manager and group leader and operational definition officer of the "Lavi" project office.  Previously, Mr. Alon served in the IAF for ten years.  Mr. Alon holds a B.Sc. degree in Mathematics and Computer Science and a M.Sc. degree in Computer Science, both from Tel Aviv University.

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

Dov Sella has served as our vice president of business development, marketing and sales since July 2007.  Prior to that and from January 2003, Mr. Sella served as our chief operating officer.  Mr. Sella has over 20 years of senior management and product development experience.  From 1982 until 1997, Mr. Sella worked for Elbit Systems Ltd., a leading Israeli defense contractor.  Among his positions at Elbit, he served as director of programs, director of avionics engineering and director of business development.  Between 1997 and 2000, Mr. Sella served as executive vice president and vice president of business development and vice president of research and development of UltraGuide Ltd., a medical devices start-up.  During the three years prior to joining our company, Mr. Sella was the president of NeuroVision Inc., a medical technology start-up.  Mr. Sella has a B.Sc. degree (cum laude) in Computer Engineering from the Technion - Israeli Institute of Technology.  Mr. Sella served as a fighter aircraft navigator in the IAF.

Oleg Kiperman has served as our chief technology officer since July 2007.  Mr. Kiperman joined us in 1984 as project manager of several embedded avionics development programs and in 2000 was named as our director of engineering.  From 1982 until 1984, Mr. Kiperman served as a hardware development team leader at Tadiran developing digital communication systems.  From 1977 until 1982, Mr. Kiperman served as a senior engineer in the IAF Weapons Control Branch.  Mr. Kiperman holds a B.Sc. degree in Electrical Engineering from the Technion - Israeli Institute of Technology.

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

Ben Zion Gruber has served as a director since June 2002.  Mr. Gruber is a founder and manager of several real estate and construction companies and an entrepreneur involved in several hi-tech companies.  Mr. Gruber is a Colonel (Res.) of the Israel Defense Forces serving as Brigadier Commander of a tank battalion.  Mr. Gruber is a member of the Board of Employment Service of the Government of Israel.  Mr. Gruber also serves on the board of directors of the Company for Development of Efrat Ltd., and the Association of Friends of Kefar Shaul Hospital.  Mr. Gruber serves on the Ethics Committees of the Eitanim and Kefar Shaul Hospitals as well as a director of several other charitable organizations.  Mr. Gruber holds a B.Sc. degree in Engineering of Microcomputers from "Lev" Technology Institute, an M.A. degree in Behavioral Sciences from Tel Aviv University and is currently studying for his Ph. D degree in Behavioral Sciences at the University of Middlesex, England.  In addition, Mr. Gruber is a graduate of a summer course in Business Administration at Harvard University, as well as several other courses and training in management, finance and entrepreneurship.

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

Eli Akavia has served as one of our outside directors since August 2006.  Mr. Akavia has served as an independent consultant in accounting and audit issues since August 2002.  From 1979 to 2002, Mr. Akavia served as partner in various positions in Luboshitz Kasierer, which was merged into Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global.  Mr. Akavia also serves as a director of Eden Springs Ltd., On Track Innovation Ltd., Starling Ltd. and in Eshlad Ltd. Direct Funds, all of which are public Israeli companies.  Mr. Akavia has been a Certified Public Accountant (Israel) since 1975 and holds a B.Sc. degree in Mathematics and Economics from the Hebrew University of Jerusalem and an M.B.A. degree from Tel Aviv University.

B.	Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2010.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting of 12 persons	$1,056,811	$321,423

During the year ended December 31, 2010, we paid each of our outside directors a per meeting attendance fee of NIS 1,735 ($465) and an annual fee of NIS 27,275 ($7,306).

As of December 31, 2010, our directors and executive officers as a group, consisting of 12 persons, held options to purchase an aggregate of 612,000 ordinary shares, at exercise prices ranging from $2.07 to $3.42 per share, vesting over three years.  These options were issued under our 2003 Stock Option Plan and expire in 2013.

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

Election of Directors

Our articles of association provide for a board of directors consisting of no less than two and no more than 11 members or such other number as may be determined from time to time at a general meeting of shareholders.  All the directors in the company must be qualified to serve as a director and the time required for such position, taking into consideration the type and size of the company and the scope and complexity of its operation.  The directors must provide the electing general meeting with a detailed declaration as to the compliance with the above-listed requirements.  Our board of directors is currently composed of seven directors.

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

Messrs. Chan and Gruber are Class A directors and will hold office until the Annual General Meeting of Shareholders to be held in 2012.  Messrs. Bodinger and Letchinger are Class B directors and will hold office until the Annual General Meeting of Shareholders to be held in 2013.  Mr. Berg is a Class C director and will hold office until the Annual General Meeting of Shareholders to be held in 2011.  Ms. Mor and Mr. Akavia serve as our outside directors and each will hold office for a second three year term until October 2012.

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

In addition, no person may serve as an outside director if the person's position or other activities create, or may create a conflict of interest with the person's responsibilities as director or may otherwise interfere with the person's ability to serve as director.  If, at the time an outside director is appointed, all current members of the board of directors are of the same gender, then that outside director must be of the other gender.  A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

At least one of the elected outside directors must have "accounting and financial expertise" and any other outside director must have "accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law.

Outside directors are elected at our annual general meeting of shareholders.  The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter.  This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.  In general, the initial term of an outside director is three years and he or she may be reelected to on additional term of three year.  Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.  If the vacancy of an outside director position causes the company to have fewer than two outside directors, the board of directors is required under the Companies Law to call a special general meeting of the company's shareholders as soon as possible to appoint a new outside director.

Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors.  An outside director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.  All outside directors shall receive the same annual compensation from the company; however, if the company has declared an outside director as an "expert outside director," as such term is defined in regulations promulgated under the Israeli Companies Law; the company can pay him or her a higher remuneration in comparison to the other outside directors.  Moreover, if an outside director also serves as an independent director under NASDAQ Market Rules and therefore has additional liability, he or she is entitled to receive the highest remuneration permitted under such regulations.

Independent Directors.  In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of NASDAQ and the Securities and Exchange Commission.  However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules.  We do not follow the requirement of the NASDAQ Marketplace Rules to maintain a majority of independent directors on our board and instead follow Israeli law and practice (see Item 16G. "Corporate Governance").  However, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ Marketplace, on our audit committee.

Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a specified part of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law.  Pursuant to Israeli regulations adopted in January 2011, directors who comply with the independence requirements of NASDAQ and the Securities and Exchange Commission are deemed to comply with the independence requirements of the Israeli Companies Law.  We have not included such a provision in our articles of association.

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

In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.  Our audit committee also has the responsibility of approving related-party transactions as required by Israeli law.  Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

The current members of our audit committee are Ms. Nurit Mor and Messrs Eli Akavia and Ben Zion Gruber, each of whom satisfies the "independence" requirements of both the Securities and Exchange Commission and NASDAQ.  We also comply with Israeli law requirements for audit committee members.  The audit committee meets at least once each quarter.

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

•	a breach of the office holder's duty of care to the company or to another person;

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

•
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

Recent Amendment to the Israeli Companies Law

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, or Amendment No. 16, which implements a comprehensive reform in corporate governance in Israel.  Most of the provisions of Amendment No. 16 will become effective on May 14, 2011 and the remainder will become effective on September 15, 2011. A summary of the principal changes introduced by Amendment No. 16 is set forth below:

•
A higher shareholder approval threshold was adopted to permit a chief executive officer to also serve as chairman of the board and vice versa, and a prohibition was adopted on the chairman's ability to serve the company in any capacity other than as the chief executive officer;

•
The majority of the members of the audit committee is now required to be "independent" (as such term is defined under the Israeli Companies Law); the chairman of the audit committee is required to be an outside director, and the following are disqualified from serving as members of the audit committee: the chairman, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of its income from the controlling shareholder;

•
The functions to be performed by the audit committee were expanded to include, among others the following: determination whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures, to assess the scope of work and compensation of the company's independent accountant, to assess the company's internal audit system and the performance of its internal auditor and to set whistle blower procedures (including protections afforded to whistle blowers);

•
The threshold to elect outside directors was increased, such that the election of outside directors now requires a majority vote at a shareholders' meeting, provided that either: at least a majority (previously, one-third) of the shares of non-controlling shareholders voted at the meeting on the matter vote in favor of the election of the outsider director, or the total number of shares of non-controlling shareholders voted against the election of the outside director does not exceed 2% (previously, 1%) of the voting rights in the company;

•
The independence requirements of outside directors were enhanced such that an individual may not be appointed as an outside director in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman, chief executive officer, a 5% shareholder or the chief financial officer; in addition, an individual may not be appointed as an outside director if his relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the outside director himself may not be affiliated in order to qualify as an outside director;

•
Outside directors may be re-elected following the initial term for an additional term by means of one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint outside directors for their initial term (which was the only available way to re-elect external directors prior to the adoption of Amendment No. 16), or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company on the matter, excluding the votes of any controlling shareholder and those who have a personal interest in the matter as a result of their relationship with any controlling shareholder, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than 2% of the voting rights in the company;

•	The terms of employment of an officer now require the approval of the audit committee as well as the board of directors;

•
The threshold to approve extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest was increased, such that: (i) at least a majority (previously one-third) of the votes cast by shareholders who have no personal interest in the transaction and who vote on the matter are voted in favor of the transaction, or (ii) the votes cast by shareholders who have no personal interest in the transaction voted against the transaction do not represent more than 2% (previously 1%) of the voting rights in the company; in addition, any such extraordinary transaction whose term is more than three years, require approval as described above every three years, unless (with respect to transactions not involving management fees) the audit committee approves that a longer term is reasonable under the circumstances;

•
With respect to full tender offers (tender offers for the acquisition of all outstanding shares in a company), the time-frame for a shareholder to a request appraisal rights with respect to the tender offer was extended from three to six months following the consummation of a tender, but it is now permitted for the acquirer to elect that any shareholder tendering his shares will not be entitled to appraisal rights.

D.	Employees

On December 31, 2010, we employed 104 persons, of whom 46 persons were employed in research, development and engineering, 45 persons in manufacturing and logistics, 4 persons in sales and marketing, and 9 persons in administration, management and finance.  All of our employees are located in Israel.  In addition, CACS, our 80%-owned subsidiary, employed 21 persons in China as of such date.

On December 31, 2009, we employed 107 persons, of whom 50 persons were employed in research, development and engineering, 45 persons in manufacturing and logistics, 3 persons in sales and marketing, and 9 persons in administration, management and finance.  All of our employees are located in Israel.  In addition, CACS employed 21 persons in China as of such date.

On December 31, 2008, we employed 98 persons, of whom 41 were employed in research, development and engineering, 44 persons in manufacturing and logistics, 4 persons in sales and marketing, and 9 persons in administration and management and finance.  All of our employees are located in Israel.  In addition, CACS employed 21 persons in China as of such date.

Our technical employees have signed nondisclosure agreements covering all proprietary information that they might possess or to which they might have access.  Employees are not organized in any union, although they are employed according to provisions established by the Israeli Ministry of Labor.  Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) are applicable to our Israeli employees by order of the Israeli Ministry of Labor.  These provisions primarily concern the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment.  We generally provide our employees with benefits and working conditions beyond the required minimums.  Under the collective bargaining agreements, the wages of most of our employees are linked to the Israeli consumer price index, although the extent of the linkage is limited.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 30, 2011 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership(2)
Herzle Bodinger (3)(4)	183,333	2.0%
Zvi Alon (3)(5)	100,000	1.1%
Dov Sella (3)(5)	100,000	1.1%
Shiri Lazarovich (3)(6)	16,000	*
Oleg Kiperman (3)(7)	55,667	*
Adrian Berg (8)(9)	86,533	1.0%
Roy Kui Chuen Chan (10)(11)	59,533	*
Ben Zion Gruber (3)(12)	11,000	*
Michael Letchinger (13)	--	--
Nurit Mor (3)	--	--
Eli Akavia (3)	--	--
All directors and executive officers as a group (11 persons)	612,066	6.5%
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

(2)	The percentages shown are based on 8,883,524 ordinary shares issued and outstanding as of March 30, 2011.

(3)
The business addresses of Messrs. Bodinger, Alon, Sella, Kiperman, Ariel, Gruber and Akavia and Ms. Mor and Ms. Lazarovich is c/o RADA Electronic Industries Ltd., 7 Giborei Israel Street, Netanya, Israel.

(4)
All such ordinary shares are subject to currently exercisable options granted under our 2003 stock option plan.  Options to purchase 100,000 ordinary shares are exercisable at an exercise price of $2.14 per share and options to purchase 83,333 ordinary shares are exercisable at an exercise price of $2.91 per share.  The options expire in January 2013.

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

(8)	The business address of Mr. Berg is Alexander & Co., 17 St. Ann's Square, Manchester M2 7 PW, U.K.

(9)	Includes 85,000 ordinary shares subject to currently exercisable options granted under our stock option plan at an exercise price of $2.14 per share. The options expire in January 2013.

(10)	The business address of Mr. Roy Chan is Gearhart Holdings (H.K.) Limited, 2202 Kodak House II, 39 Healthy Street, E. North Point, Hong Kong.

(11)	Includes 58,000 ordinary shares subject to currently exercisable options granted under our stock option plan at an exercise price of $2.14 per share. The options expire in January 2013.

(12)	Includes 11,000 ordinary shares subject to currently exercisable options granted under our stock option plans, at an exercise price of $2.14 per share. Such options expire in January 2013.

(13)	The business address of Mr. Letchinger is 2709 Rittenhouse Street, Washington DC, 20015, USA.

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

As of December 31, 2010, options to purchase 1,452,000 ordinary shares had been granted under the 2003 Plan at an average exercise price of $2.80 per share.  Of such options, options to purchase 56,472 ordinary shares had been exercised, options to purchase 627,166 ordinary shares had been cancelled, expired or forfeited and options to purchase 768,362ordinary shares were outstanding and exercisable having an average exercise price of $2.44 per share.

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Mr. Howard Yeung is the beneficial holder of 44% of our outstanding shares.  In addition, Mr. Yeung currently holds a convertible note under which 1,435,407 ordinary shares are issuable and currently exercisable warrants pursuant to which 1,578,947 ordinary shares are issuable.  Accordingly, Mr. Howard Yeung may be deemed to control our company.

The following table sets forth certain information as of March 30, 2011, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Howard P.L. Yeung (3) (4) (5)	6,911,872	58.1%
Kenneth Yeung (3) (5)	450,029	5.1%

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

(2)	The percentages shown are based on 8,883,524 ordinary shares outstanding as of March 30, 2011.

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

(4)
Includes (i) 3,447,489 outstanding ordinary shares, (ii) 1,435,407 ordinary shares issuable upon conversion of a convertible note held by Faith Content Development Limited, an affiliate of Mr. Yeung and (iii) 1,578,947 ordinary shares issuable upon the exercise of currently exercisable warrants held by Mr. Yeung.

(5)	The address of Messrs. Howard P.L. Yeung and Kenneth Yeung is 2202 Kodak House II, 39 Healthy Street, North Point, Hong Kong.

Significant Changes in the Ownership of Major Shareholders

On October 15, 2007, we entered into a $3.0 million loan agreement with Mr. Yeung.  Pursuant to such agreement, in consideration for the loan, we issued to Mr. Yeung a convertible note in the principal amount of $3.0 million. The convertible note bears interest at a rate of six month LIBOR plus 3.5% and is convertible into ordinary shares at a conversion price of $2.09 per share.  The convertible note was initially scheduled to mature on October 14, 2010.  In addition, Mr. Yeung received warrants to purchase up to an aggregate of 1,578,947 ordinary shares at an exercise price of $2.375 per share.  The warrants were initially exercisable for a period of five years beginning on October 15, 2007.  Effective as of April 2010, our Audit Committee and Board of Directors approved an amendment to the loan transaction according to which the maturity date of the notes and the expiration date of the warrants has been extended by two years, until October 14, 2012 and October 15, 2014, respectively.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by American Stock Transfer & Trust Company, our transfer agent, as of March 30, 2011, there were 157 holders of record of our ordinary shares, of which 139 record holders holding approximately 59.8% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees.

B.	Related Party Transactions

On October 15, 2007, we entered into a $3.0 million loan agreement with Mr. Yeung, our controlling shareholder.  Pursuant to such agreement, in consideration for the loan, we issued to Mr. Yeung a convertible note in the principal amount of $3.0 million.  The convertible note bears interest at a rate of six month LIBOR plus 3.5% and is convertible into ordinary shares at a conversion price of $2.09 per share.  The convertible note was initially scheduled to mature on October 14, 2010.  In addition, Mr. Yeung received warrants to purchase up to an aggregate of 1,578,947 ordinary shares at an exercise price of $2.375 per share.  The warrants were initially exercisable for a period of five years beginning on October 15, 2007.  Effective as of April 2010, our Audit Committee and Board of Directors approved an amendment to the loan transaction according to which the maturity date of the convertible note and the expiration date of the warrants has been extended by two years, until October 14, 2012 and October 15, 2014, respectively.  Pursuant to the Israeli Companies Regulations (Relief from Related Party Transactions) 5760-2000 and based on a legal opinion that we received, we determined that shareholder approval was not required for the amendment to the loan transaction, since it extends the term of an existing transaction that was duly approved in accordance with requirements of the Israeli Companies Law.  However, in the event that within 14 days from the date of the disclosure of the resolution of the audit committee and the board of directors in this Annual Report, one or more shareholders holding at least 1% of our voting rights will so request, such resolution will be subject to the approval of the general meeting of our shareholders.

In July 2008, we entered into a $1.5 million loan agreement with a company controlled by Mr. Yeung, our controlling shareholder, in order to facilitate further development of our INS technology.  The loan was drawn down in July 2008 ($1.0 million) and in December 2008 ($0.5 million).  The loan bears interest of 3% + LIBOR payable at the beginning of every quarter.  Principal payments equal to $90,000 are payable in six equal installments commencing July 1, 2009 and the remaining principal amount will be payable in eight equal installments, commencing April 1, 2011.  Subject to the approval of the Israeli Ministry of Defense, we will grant the lender a non-exclusive license to use the technology developed for non-military/commercial purposes.  The non-exclusive license will automatically convert into an exclusive license should we default on any of our obligations under the loan agreement.  We have also agreed in the future, subject to the approval of several governmental authorities including the Israeli Ministry of Defense, to establish a joint venture with Mr. Yeung or an affiliated entity that will be engaged in the production and marketing of such non-military/ commercial products and technology.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Legal Proceedings

Commencing 1998 we were engaged in litigation with Mr. Haim Nissenson, our former president and chief executive officer, in connection with payments that were allegedly due to him in connection with his employment with us and the termination thereof (Case No. 3/4074/98 H. Nissenson v. RADA Electronic Industries Ltd. and others, in the Regional Labor Court in Tel Aviv).  In addition, Mr. Nissenson has also sought a permanent injunction and declarative relief, stating that a personal loan that was provided to him by us had been forgiven.  In August 2000, we filed a claim against Mr. Nissenson in the Regional Labor Court in Tel Aviv (Case No. 7049/00 RADA Electronic Industries Ltd. v. Nissenson.) for the repayment of the loan we granted to Mr. Nissenson in the amount of NIS 2.0 million that allegedly was forgiven by us in Mr. Nissenson's retirement agreement, as mentioned above.  In February 2009, the Regional Labor Court determined that Mr. Nissenson is required to repay the $485,000 of loans he received from us together with accrued interest and linkage differences as provided by law.  The Court also denied all of Mr. Nissenson's claims and allegations against Mr. Herzle Bodinger, the current Chairman of our Board of Directors, as well as substantially all of Mr. Nissenson's claims against us.  The Court found that the retirement agreement between us and Mr. Nissenson is null and void since it was not legally approved, tainted with misleading information provided by Mr. Nissenson and included provisions that were not properly approved by our Board of Directors.  Mr. Nissenson appealed to the National Labor Court in Jerusalem.  In January 2010, the National Labor Court approved a settlement between the parties according to which the judgment of the Regional Labor Court remains in full force and effect.  In addition, based on the authorization given to the National Labor Court by the parties to rule by way of settlement, the National Labor Court has determined that the we shall pay Mr. Nissenson, on account of social benefits due to him in connection with his employment as our chief executive officer, a gross amount of NIS760,000.

From time to time we are involved in legal proceedings arising from the operation of our business.  Based on the advice of our legal counsel, management believes such current proceedings, if any, will not have a material adverse effect on our financial position or results of operations.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2010.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low
2006	$3.90	$1.95
2007	$3.00	$1.95
2008	$2.80	$0.50
2009	$3.09	$0.52
2010	$2.93	$1.81

Quarterly Stock Information

The following table sets forth for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

2009	High	Low
First Quarter	$1.26	$0.52
Second Quarter	$2.12	$1.10
Third Quarter	$3.09	$1.80
Fourth Quarter	$2.99	$2.15
2010	High	Low
First Quarter	$2.93	$2.23
Second Quarter	$2.63	$1.81
Third Quarter	$2.74	$1.91
Fourth Quarter	$2.65	$2.20

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
October 2010	$2.58	$2.20
November 2010	$2.65	$2.35
December 2010	$2.50	$2.25
January 2011	$3.04	$2.14
February 2011	$2.80	$2.40
March (through March 29, 2011)	$3.53	$2.72

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares traded on the NASDAQ Global Market under the symbol "RADIF" from 1985 until June 10, 2002, when the listing of our ordinary shares was transferred to the NASDAQ Capital Market. On December 13, 2005, we changed our symbol to "RADI," and on March 15, 2007, we changed our symbol to "RADA."

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expense of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Purposes and Objectives of the Company

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

The Powers of the Directors

Under the provisions of the Israeli Companies Law, and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested.  In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting.  See "Item 6A. Directors, Senior Management and Employees – Approval of Related Party Transactions under Israeli Law."

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

The rights attached to the ordinary shares are as follows:

Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared.  The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law.  Our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors.  See "Item 8A. Financial Information – Consolidated and Other Financial Information – Dividend Distribution Policy."  If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed.  We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

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

Pursuant to our articles of association, our directors are elected at our annual general meeting of shareholders for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. and hold office until the third next annual general meeting of shareholders and until their successors have been elected.  All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.  For information regarding the election of outside directors, see "Item 6C. Directors, Senior Management and Employees – Directors and Senior Management - Board Practices - Election of Directors."

Rights to share in the company's profits.  Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.  See this Item 10B. "Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Dividend Rights."

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

Limitations on any existing or prospective major shareholder.  See Item 6A. "Directors and Senior Management – Approval of Related Party Transactions Under Israeli Law."

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

Annual and Special General Meetings

The board of directors must convene an annual meeting of shareholders at least once every calendar year, within 15 months of the last annual meeting.  Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as "special general meetings."  In addition, the board of directors must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.

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

Provisions Restricting Change in Control of Our Company

The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction.  The approval of the board of directors of both companies is subject to such board's confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors.  Each company must notify its creditors about the contemplated merger.  Generally, under the Israeli Companies Law, our articles of association are deemed to include a requirement that such merger be approved by a special resolution of the shareholders, as explained above.  The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder.  For purposes of the shareholders approval, the merger shall not be deemed as granted, unless the court determines otherwise, if it is not supported by the majority of the shares represented at the general meeting, other than those shares that are held by the other party to the merger or by any shareholder holding 25% or more of the outstanding share capital of the company or the right to appoint 25% or more of the members of the board of directors.  See also "Item 6A.  Directors, Senior Management and Employees – Directors and Senior Management – Approval of Related Party Transactions Under Israeli Law."

The Israeli Companies Law also provides that an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company.  An acquisition of shares of a public company must also be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company.  These requirements do not apply if the acquisition (i) was made through a private placement that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company.  The special tender offer must be extended to all shareholders but, the offer may include explicit limitations allowing the offeror not to purchase shares representing more than 5% of the voting power attached to the company's outstanding shares, regardless of how many shares are tendered by shareholders.  The special tender offer may be effected only if (i) at least 5% of the voting power attached to the company's outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

In addition, the purchase of 25% or more of the outstanding share capital of a company or the purchase of substantial assets of a company requires, under certain conditions the approval of the Restrictive Practices Authority.  Furthermore if the target company has received tax incentives of grants from the OCS, changes in ownership may require also the approval of the tax authorities or the OCS, as applicable.

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

General Corporate Tax Rate

The rate of the Israeli corporate tax is as follows: 2008 - 27%, 2009 - 26%, 2010 - 25%.  Tax at a reduced rate of 25% applies on capital gains arising after January 1, 2003, instead of the regular tax rate. In July 2009, the Israeli Parliament passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), which prescribes, among other things, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting in 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%. Capital gains derived after January 1, 2003 (the gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are subject to tax at a rate of 25%.

In December 2010, the Israeli Parliament, passed the Law for Economic Efficiency for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law, effective as of January 1, 2011.  According to the amendment, the benefit tracks under the Investment Law were modified and a uniform tax rate will apply to all of the income of an Approved or Privileged Enterprise.  Companies may elect to irrevocably implement the amendment (while waiving benefits provided under the Investment Law as currently in effect) and subsequently would be subject to the amended tax rates that are: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%. We are currently examining the possible effect of the amendment on our financial statements, if at all, and has not yet decided whether to apply the amendment.

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

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs approved by a governmental committee of the OCS are eligible for grants, in exchange for payment of royalties from revenues generated by the products developed in accordance with the program.  Once a project is approved, the OCS will award grants between 20-50% of the project's approved budget, in exchange for royalties at a rate of 3% to 6%, depending on the date of approval of the project, of the proceeds from the sales of the products that are developed from projects funded by the OCS.  These royalties must be paid beginning with the commencement of sales of those products and ending when 100% of the dollar value of the grant was repaid or, for projects approved after January 1, 1999, the dollar amount of the grant plus interest at the rate LIBOR for dollar deposits in a twelve-month period.

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

In June 2005, an amendment to the Research Law became effective, which amendment was intended to make the Research Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS-funded know-how outside of Israel.

The amendment permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of demanding the recipient to pay increased royalties as described above.

The amendment further permits, under certain circumstances and subject to the OCS's prior approval, the transfer outside Israel of know-how that has been funded by OCS, generally in the following cases: (a) the grant recipient pays to the OCS a portion of the consideration paid for such funded know-how (according to certain formulas), (b) the grant recipient receives know-how from a third party in exchange for its funded know-how, or (c) such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities.

The Research Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the OCS of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a foreign resident becoming an interested party directly in the recipient.

In addition, the rules of the OCS may require prior approval of the OCS or additional information or representations in respect of certain of such events. For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company.  "Means of control" refers to voting rights or the right to appoint directors or the chief executive officer.  An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.

Accordingly, any foreign resident who acquires 5% or more of our ordinary shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the Research Law.

Additionally, procedures regulated under the Research Law require the grant recipient to obtain the approval of the OCS, prior to a change in the holdings of the recipient or change in the holdings of the means of control of the recipient if the recipient's shares are being issued to a foreign person or entity and require the new foreign party to undertake to the OCS to comply with the Research Law.

We cannot assure you that we will receive OCS grants in the future.  In addition, each application to the OCS is reviewed separately, and grants are based on the program approved by the research committee.  Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the OCS.

In order to meet certain conditions in connection with the grants and programs of the OCS, we have made some representations to the Israeli government about our future plans for our Israeli operations.  From time to time the extent of our Israeli operations has differed and may in the future differ, from our representations.  If, after receiving grants under certain of such programs, we fail to meet certain conditions to those benefits or if there is any material deviation from the representations made by us to the Israeli government, we could be required to refund to the State of Israel tax or other benefits previously received (including interest and consumer price index linkage difference) and would likely be denied receipt of such grants or benefits, and participation of such programs, thereafter.

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

Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2012 will be subject to tax at a reduced maximum tax rate of 15 percent.  Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel, or the Treaty, or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that the ordinary shares will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations.  The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

The Health Care Reform and Education Reconciliation Act of 2010 (Pub. Law 111-152) requires certain U.S. Holders who are individuals to pay a 3.8% tax on the lesser of the excess of their modified adjusted gross income over a threshold amount ($250,000 for married persons filing jointly and $200,000 for single taxpayers) or their "net investment income," which generally includes capital gains from the disposition of property, for taxable years beginning after December 31, 2012.  This tax is in addition to any capital gains taxes due on such investment income.  A similar tax will apply to estates and trusts.  U.S. Holders should consult their tax advisors regarding the effect, if any, this law may have on them.

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

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, discussed above, you would be required to make an annual return on IRS Form 8621 regarding your ordinary shares and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund," or QEF election, or to "mark-to-market" your ordinary shares, as described below:

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•
the amount allocated to each year during which we are considered a PFIC and subsequent years, other than the year of the dividend payment or disposition, would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year, and

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year.

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

We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We also submit to the Securities and Exchange Commission reports on Form 6-K containing (among other things) press releases and unaudited financial information.  We post our annual report on Form 20-F on our website (www.rada.com) promptly following the filing of our annual report with the Securities and Exchange Commission.  The information on our website is not incorporated by reference into this annual report.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330.  The Exchange Act file number for our Securities and Exchange Commission filings is 000-15375.

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

Foreign Currency Exchange Risk

The depreciation of the NIS against the U.S. dollar has the effect of reducing the U.S. dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the U.S. dollar).  As of December 31, 2010, we had liabilities payable in NIS which are not linked to the U.S. dollar in the amount of $7.3 million and cash and receivables in the amount of $5.0 million denominated in NIS.  Accordingly, 1% appreciation of the NIS against the dollar would increase our financing expenses by approximately $22,000.  A 1% depreciation of the NIS against the dollar would decrease our financing expenses by the same amount.  Neither a 10% increase nor decrease in current exchange rates would have a material affect on our consolidated financial statements.  However, the amount of liabilities payable and/or cash and receivables in NIS is likely to change from time to time.

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

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2010, our internal control over financial reporting is effective.

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

We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions.  Written copies of our code of ethics are available upon request.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Registered Public Accounting Firm Fees

The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firm.  All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31
Services Rendered:	2009	2010
Audit(1)	$81,000	$86,000
Other(2)	-	$15,000
Total	$81,000	101,000
___________
(1)  Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit and reviews of our interim financial results, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.
(2)  Other fees in 2010 relate to services provided in connection with a proposed financing.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any "affiliated purchaser" of our company, has purchased any of our securities during 2010.

ITEM 16F.	CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Listing Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Listing Rules.  A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.

In May 2005 and August 2005, we informed NASDAQ that we do not comply with the following requirements of Rule 5615(a) (3), and instead follow Israeli law and practice in respect of such requirements:

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

Index to Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Changes in Shareholders' Equity	F-6
Consolidated Statements of Cash Flows	F-7 - F-8
Notes to Consolidated Financial Statements	F-9 – F-36

ITEM 19.                EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (1)
2.1	Specimen of Share Certificate (1)
4.2	2003 Employee Stock Option Plan, as amended (2)
4.3	Loan Agreement dated July 1, 2008, between the Registrant and Faith Content Development Ltd. (3)
4.4	Joint Venture Agreement dated July 2, 2008, between the Registrant and Faith Content Development Ltd. (4)
4.5	License Agreement dated July 2, 2008 between the Registrant and Faith Content Development Ltd. (5)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
_____________
(1)	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.
(2)	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference.
(3)	Filed as Exhibit 4.4 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.
(4)	Filed as Exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.
(5)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

We have audited the accompanying consolidated balance sheets of Rada Electronic Industries Ltd. ("the Company") and subsidiary as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiary as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2011	A Member of Ernst & Young Global

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$850	$987
Restricted cash	1,448	760
Trade receivables (net of allowance for doubtful accounts of $ 78 at December 31, 2010 and 2009)	9,452	4,675
Other accounts receivable and prepaid expenses	820	604
Costs and estimated earnings in excess of billings on uncompleted contracts	2,698	1,291
Inventories	6,215	5,685

Total current assets	21,483	14,002

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,546	602

PROPERTY, PLANT AND EQUIPMENT, NET	3,173	3,268

OTHER ASSETS:
Intangible assets, net	309	530
Goodwill	587	587

Total other assets	896	1,117

Total assets	$27,098	$18,989

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2010	2009

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank credit and current maturities of long-term loans	$4,274	$184
Trade payables	3,430	2,590
Convertible note from a shareholder, net	-	2,482
Other accounts payable and accrued expenses	5,714	3,458
Billings in excess of costs and estimated earnings on uncompleted contracts	471	515

Total current liabilities	13,889	9,229

LONG-TERM LIABILITIES:
Loans from shareholders, net	881	1,410
Convertible note from a shareholder, net	2,598	-
Accrued severance pay and other long term liability	547	489

Total long-term liabilities	4,026	1,899

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at December 31, 2010 and 2009; Issued and outstanding: 8,868,857 shares at December 31, 2010 and December 31, 2009	119	119
Additional paid-in capital	70,060	69,578
Accumulated other comprehensive income	392	316
Accumulated deficit	(61,988)	(62,722)

Total RADA Electronic Industries shareholders' equity	8,583	7,291
Non-controlling interests	600	570

Total equity	9,183	7,861

Total liabilities and equity	$27,098	$18,989

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2010	2009	2008

Revenues:
Products	$25,776	$16,010	$15,543
Services	1,747	2,432	2,338

	27,523	18,442	17,881
Cost of revenues:
Products	19,297	11,083	12,451
Services	820	1,140	1,214

	20,117	12,223	13,665

Gross profit	7,406	6,219	4,216

Operating costs and expenses:
Research and development, net	1,182	1,616	686
Marketing and selling	2,563	1,607	1,517
General and administrative	1,732	1,937	1,837

Total operating costs and expenses	5,477	5,160	4,040

Operating profit	1,929	1,059	176
Financial expenses, net	1,184	832	734

Net income (loss)	745	227	(558)

Less: Attributable to non-controlling interests	(11)	(14)	(18)
Net income (loss) attributable to RADA Electronic Industries' shareholders	$734	$213	$(576)

Net income (loss) per share:

Basic and diluted net income (loss) per Ordinary share	$0.08	$0.02	$(0.07)

Weighted average number of Ordinary shares used for computing basic and diluted net income (loss) per share	8,868,857	8,862,544	8,855,205

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of			Additional	Accumulated other		Non
	Ordinary	Share		paid-in	comprehensive	Accumulated	controlling	Total
	shares	capital		capital	income (loss)	deficit	interest **)	equity

Balance at January 1, 2008	8,705,788	$116		$68,968	$-	$(62,359)	$459	$7,184

Share-based compensation for employees	-	-		131	-	-	-	131
Conversion of loan into shares	152,765	3		396	-	-	-	399
Foreign currency translation adjustment, net	-	-		-	317	-	79	396
Net loss	-	-		-	-	(576)	18	(558)

Balance at December 31, 2008	8,858,553	119		69,495	317	(62,935)	556	7,552
Share-based compensation for employees	-	-		62	-	-	-	62
Exercise of options	5,304	*	) -	12	-	-	-	12
Exercise of warrants	5,000	*	) -	9	-	-	-	9
Foreign currency translation adjustment, net	-	-		-	(1)	-	-	(1)
Net income	-	-		-	-	213	14	227

Balance at December 31, 2009	8,868,857	119		69,578	316	(62,722)	570	7,861
Share-based compensation for employees	-	-		31	-	-	-	31
Discount on convertible loan due to modification of debt	-	-		451	-	-	-	451
Foreign currency translation adjustment, net	-	-		-	76	-	19	95
Net income	-	-		-	-	734	11	745

Balance at December 31, 2010	8,868,857	$119		$70,060	$392	$(61,988)	$600	$9,183

*)	Represents an amount lower than $ 1.
**)         Effective January 1, 2009, the Company reclassified noncontrolling interest in the equity

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008

Cash flows from operating activities:
Net income (loss)	$734	$213	$(576)
Non-controlling interests in earnings of subsidiary	11	14	97
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	962	1,176	1,154
Amortization expense - convertible note and loans	576	517	572
Share-based compensation for employees	31	62	131
Severance pay, net	85	(25)	35
Decrease (increase) in trade receivables, net	(4,777)	(1,241)	1,502
Decrease (increase) in other accounts receivable and prepaid expenses	(395)	(30)	(250)
Decrease (increase) in costs and estimated earnings in excess of billings, net	(1,659)	651	(1,554)
Increase in inventories	(501)	(1,315)	(2,214)
Increase (decrease) in trade payables	840	(170)	950
Increase (decrease) in other accounts payable and accrued expenses	2,229	267	(163)

Net cash provided by (used in) operating activities	(1,864)	119	(316)

Cash flows from investing activities:

Cash paid in conjunction with the acquisition of certain assets and liabilities of Vectop (earn-out)	-	(93)	(235)
Purchase of property, plant and equipment	(603)	(261)	(498)
Increase (decrease) in deposits	(11)	(9)	1
Change in restricted cash	(1,413)	33	(195)

Net cash used in investing activities	(2,027)	(330)	(927)

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008
Cash flows from financing activities:

Proceeds from long-term loan from a shareholder	-	-	1,500
Proceeds from long-term receivables	-	173	158
Proceeds from long-term loans from banks, net	-	-	165
Repayments of current maturities of long-term loans	-	(132)	(157)
Repayment of long term loan from shareholders	(160)	(30)	-
Short-term bank credit, net	3,712	-	(333)
Grants received from OCS	179	203	-
Exercise of options and warrants	-	21	-

Net cash provided by financing activities from continuing operations	3,731	235	1,333

Effect of exchange rate changes on cash and cash equivalents	23	(1)	39

Increase (decrease) in cash and cash equivalents	(137)	23	129
Cash and cash equivalents at the beginning of the year	987	964	835

Cash and cash equivalents at the end of the year	$850	$987	$964

		Year ended December 31,
		2010	2009	2008
(b)	Supplemental disclosures of cash flow activities:

	Net cash paid during the year for:

	Income taxes	$7	$9	$22

	Interest	$219	$240	$216

(c)	Non-cash transactions

	Transfer of inventory to equipment	$-	$-	$429

	Goodwill in respect of Vectop (royalties payable)	$-	$30	$93

	Purchase of fixed assets	$-	$-	$486

	Conversion of loan into shares	$-	$-	$399

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-       GENERAL

a.
Rada Electronic Industries Ltd. ("the Company") is an Israel - based defense electronics contractor that specialize in the development, manufacture and sale of data recording and management systems (such as digital video and data recorders, ground debriefing stations, head-up display cameras), inertial navigation systems for air and land applications, avionics solutions (such as aircraft upgrades, avionics for unmanned aircraft vehicles, or UAVs, store management systems and interface computers) and radar sensors for active protective systems for land vehicles. The Company also provides test and repair services using its CATS testers and test program sets (“TPS”) for commercial aviation electronic systems mainly through its Chinese subsidiary.

b.
As reflected in the consolidated financial statements as of December 31, 2010, the Company has an accumulated deficit of $ 61,988. Based on existing and anticipated orders in 2011 and the Company's current bank facilities, management believes that the anticipated cash flows from operations will enable the Company to finance its operations at least through December 31, 2011.

d.
The Company operates a test and repair shop using its Automated Test Equipment ("ATE") products in Beijing, China through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS" or "subsidiary"). CACS was established with a Chinese third party, which owns the remaining 20% equity interest.

In 2010, the Company and the Chinese third party agreed that the third party would withdraw it 20% interest from CACS and the Company would become a 100% interest holder in CACS. In consideration for the 20% interest in CACS, the Company would provide the third party its 80% interest in the land and building in CACS. The agreement is subject to the approval of the Chinese authorities and other procedures which need to be performed by both parties.

e.	Revenues from major customers accounted for 63%, 50% and 71% of total revenues for the years ended December 31, 2010, 2009 and 2008, respectively. See note 15c.

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

d.	Reclassification:

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

Restricted cash is invested in a short-term bank deposit (less than three months), which is mainly used as security for the Company's guarantees to customers. The deposit is in U.S. dollars and bears a variable interest of up to 1.25%.

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

Costs incurred on long-term contracts in progress include direct labor, material, subcontractors, other direct costs and an allocation of overhead, which represent recoverable costs incurred for production.

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

No impairment charges were recorded for the years ended December 31, 2009 and 2008. In 2010, the Company recorded an impairment charge of $ 45 in respect of TPS's which will not be realizable in the future.

j.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360 ("Formerly SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2010, no impairment losses have been identified.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Goodwill

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350 (Formerly "SFAS No. 142"), goodwill acquired in a business combination may not be amortized. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. In 2009 and 2008, the Company recorded goodwill in respect of additional consideration payable in connection with the acquisition of Vectop relating to royalties due based on actual revenues derived from Vectop projects. The Company operates in one segment, and this segment comprises its only reporting unit, as required under ASC 350.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. The Company determines its fair value according to the Company's market capitalization and the goodwill was tested for impairment by comparing the fair market value with its carrying amount. As of December 31, 2010, no impairment losses have been identified. As a result, step two was not required.

l.	Research and development costs:

Research and development costs, net of participation grants, include costs incurred for research and development and are expensed as incurred.

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

Research and development costs incurred in the process of developing product masters and the Company's TPS software library, integrated with the Company's test station, are charged to expenses as incurred. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been capitalized.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740 (Formerly: "SFAS 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

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

The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The adoption of ASC 740-10 did not result in a change in the Company's accumulated deficit. The Company did not record any provision in connection with ASC 740-10 as of December 31, 2009 and 2010.

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

Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2010, 2009 and 2008 amounted to $ 668, $ 433 and $ 505, respectively.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Fair value of financial instruments:

The Company measures its financial instruments at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -	inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 -
inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The carrying amount of cash and cash equivalents, restricted cash, trade receivables, other accounts receivable, bank credit and current maturities of long term loans, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

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
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's cash and cash equivalents and restricted cash are mainly held in U.S. dollars with major banks in Israel. Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

The Company's trade receivables are derived from sales to large and solid organizations located mainly in the United States, Asia, South America and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to these amounts that the Company has determined to be doubtful of collection. The allowance is computed for specific debts and the collectability is determined based upon the Company's experience.

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

In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the liability from these warranties is de minimis as of December 31, 2009 and 2010.

s.	Share-based compensation:

At December 31, 2010, the Company has one stock-based employee compensation plan, which is described in Note 11b.

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

The Company estimates the fair value of stock options on the grant date using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions. No options were granted in 2009 and 2010:

Year ended December 31,
2008

Expected term	Three years
Dividend yield	0%
Expected volatility	53%
Risk-free interest rate	2.7%

The risk-free interest rate assumption is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term as of the Company's employee stock options. The dividend yield assumption is based on the Company's historical and expectation of future dividend payouts and may be subject to changes in the future. The expected term of the options represents the period of time that the options are expected to be outstanding and is based on the simplified method, as allowed under ASC 718-10, which is the midpoint between the vesting dates and end of the contractual term of the option. The Company used its historical stock price movement over the most recent periods ended on the date of grant equal to the expected option term for calculating volatility in accordance with ASC 718. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

t.	Revenue recognition:

The Company generates revenues mainly from the sale of products and from long-term fixed price contracts of defense electronics: Data Recording & Management, Inertial Navigation Systems, UAV Avionics and avionics solutions and their supporting ground systems. In addition, the Company leases automated test equipment to customers and provides manufacturing, development and product support services.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

  Product revenues:

The Company recognizes revenue from sales of products in accordance with ASC 605-10, "Revenue Recognition" (Formerly "Staff Accounting Bulletin ("SAB") No. 104"). Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the Company has determined that collection of the fee is probable. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse, unless the Company can objectively and reliably demonstrate that the criteria specified in the acceptance provisions are satisfied.

Revenues from long-term fixed price contracts which provide a substantial level of development efforts are recognized in accordance with ASC 605-35 (Formerly "Statement of Position No. 81-1"), using contract accounting on a percentage of completion method in accordance with the "Input Method". The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. As of December 31, 2010 and 2009, the provision for estimated losses identified is $ 68 and $ 170, respectively.

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

Basic net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year in accordance with ASC 260 (Formerly "SFAS No. 128"). For the years ended December 31, 2010, 2009 and 2008, all the outstanding options, convertible notes and warrants have been excluded from the computation of diluted net income (loss) per share, since their effect is anti-dilutive.

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

As of December 31, 2010 and December 31, 2009, the fair value of the outstanding forward contracts is $ 28 which was recorded in other receivables against financial income and $ 14 which was recorded in accruals against financial expenses,.

w.	Recently issued accounting standards:

In October 2009, the FASB issued Accounting Standards Update, 2009-13, "Revenue Recognition (Topic 605) Multiple Deliverable Revenue Arrangements - a Consensus of the FASB Emerging Issues Task Force". This update provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific nor third-party evidence is available.

The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. The Company applies this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011. The Company is currently evaluating the impact of the adoption of this new guidance on its financial statements, but does not expect it to have a material effect on its consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-       CONTRACTS IN PROGRESS

Amounts included in the consolidated financial statements, which relate to costs and estimated earnings in excess of billings on uncompleted contracts are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Summarized below are the components of the amounts:

a.	Costs and estimated earnings in excess of billings on uncompleted contracts:

	December 31,
	2010	2009

Costs incurred on uncompleted contracts, net *)	$17,679	$9,290
Estimated loss	(384)	(157)

	17,295	9,133
Less - billings and progress payments	13,852	7,305

Costs and estimated earnings in excess of billings on uncompleted contracts	3,443	1,828

Less: Long-term portion	(745)	(537)

Current portion	$2,698	$1,291

(*)	Net of OCS grants in the amount of $ 382 (see Note 10b)

b.	Billings in excess of costs and estimated earnings on uncompleted contracts:

	December 31,
	2010	2009

Costs incurred on uncompleted contracts	$2,316	$1,996

Estimated earnings	2,934	1,066

	5,250	3,062

Less - billings and progress payments	5,721	3,577

	$(471)	$(515)

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-       INVENTORIES

	December 31,
	2010	2009

Raw materials and components	$2,542	$2,449
Work in progress	3,164	2,831
Finished goods	509	405

	$6,215	$5,685

Write-offs of inventories for the years ended December 31, 2010, 2009 and 2008 amounted to $ 133, $ 310 and $ 191, respectively. The write-offs were due to slow-moving items and excess inventories and were recorded as cost of revenues.

NOTE 5:-       LONG TERM RECEIVABLES AND DEPOSITS

	December 31,
	2010	2009

Costs and estimated earnings in excess of billings on uncompleted contracts (see Note 3)	$745	$537
Restricted cash	725	-
Leasing deposits	76	65

	$1,546	$602

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-       PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2010	2009
Cost:

Factory building	$1,989	$1,988
Other buildings	1,267	1,226
Machinery and equipment (*)	10,710	10,525
Office furniture and equipment	388	366
Leasehold improvements	124	50

	14,478	14,155
Accumulated depreciation:

Factory building	1,579	1,500
Other buildings	518	466
Machinery and equipment (*)	8,919	8,650
Office furniture and equipment	260	244
Leasehold improvements	29	27

	11,305	10,887

Depreciated cost	$3,173	$3,268

(*)
Write-offs of machinery and equipment (cost and accumulated depreciation) for the year ended December 31, 2010 and 2009 amounted to a gross amount of $ 450 and $ 1,816. The write-offs are due to fully depreciated assets that are no longer in use.

The Company's factory building in Beit-She'an, Israel is located on land leased from the Israel Lands Administration until 2034.

Depreciation expense amounted to $ 741, $ 734 and $ 712 for the years ended December 31, 2010, 2009 and 2008, respectively.

As for charges, see Note 10f.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-       OTHER ASSETS

a.	Intangible assets, net:

	December 31, 2010				December 31, 2009
	Useful life	Gross carrying amount	Accumulated amortization	Amortized balance	Gross carrying amount	Accumulated amortization	Amortized balance
	(Years)
Test Systems Programs Sets ("TPS")	5 - 10	$8,275	$7,966	$309	$8,275	$7,745	$530

Amortization expense was $ 221, $ 442 and $ 442 for the years ended December 31, 2010, 2009 and 2008, respectively. The expected amortization expense over the next two years is approximately as follows:

2011	$155
2012	154

$309

The weighted average useful life of the intangible assets is five years. An impairment of TPSs in the amount of $ 45 was recorded in 2010.

b.	Goodwill:

In 2010, 2009 and 2008, the Company recorded $ 0, $ 30 and $ 343, respectively, of goodwill in respect of additional consideration payable in connection with the acquisition of Vectop Limited in 2005 relating to royalties due based on actual revenues derived from Vectop projects.

NOTE 8:-       BANK CREDIT AND LOANS

a.	Current maturities

	December 31,
	2010	2009

Loan from bank in NIS (1)	$-	$33
Loan in U.S. dollars from shareholder, net (2)	-	91
Loan in U.S. dollars from shareholder (3)	529	60
Bank credit (4)	3,745	-

	$4,274	$184

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-       BANK CREDIT AND LOANS (Cont.)

b.	Long-term loans:

	December 31,
	2010	2009

Loan in U.S. dollars from shareholder (3)	$881		$1,410

Convertible note from a shareholder, net (5)	$2,598	$	*) 2,482

*)         in current maturities.

(1)
In March 2008, the Company received a loan from the bank in the amount of approximately $ 260. The principal of the loan was due in 24 monthly installments from March 2008 until March 2010. The interest rate at December 31, 2009 was 5.35%.

(2)
In July 2007, the Company received a loan from shareholders in the amount of $ 400. The loan bears an annual interest rate of 8%. The loan was due in one installment in June 2010. In January 2008, the shareholders entered into an agreement with the Company whereby $ 300 of the loan was converted into shares and the remaining loan balance was paid in June 2010.

(3)
In July 2008, the Company entered into a $ 1,500 loan agreement with its controlling shareholder. The loan was provided mainly in order to facilitate the development of the Company's inertial navigation systems technology ("INS Technology"). The loan was drawn down in July ($ 1,000) and in December 2008 ($ 500). The loan bears interest of 3% + LIBOR payable at the beginning of every quarter. Principal payments equal to $ 90 are payable in six equal installments commencing July 1, 2009 on a quarterly basis and the remaining principal amount will be payable in eight equal installments, commencing April 1, 2011. In addition, the controlling shareholder received a non-exclusive license to sell the INS Technology for non-military/commercial purposes. The non-exclusive license granted under this agreement will automatically convert into an exclusive license should the Company default on any of its obligations under the loan agreement. The fair value of the non-exclusive license at the transaction date is deemed de minimis.

(4)
The Company has a revolving annual line of credit from banks and other creditors of $ 2,200, and a line of credit for guarantees of approximately $ 3,232. As of December 31, 2010 the utilized line of credit from its revolving annual line of credit was $ 2,200.

In addition, the Company may secure borrowing with its bank and other creditors against specific accounts receivables up to a revolving line of credit of $ 4,400. As of December 31, 2010, the Company secured borrowings against specific accounts receivables in the amount of $ 1,500.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-       BANK CREDIT AND LOANS (Cont.)

The annual average interest rate on the lines of credit is 4.25 % at December 31, 2010. See also Note 10(g).

The guarantees are secured by a first priority floating charge on all of our assets and by a fixed charge on goodwill (intangible assets), unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of loss).  The agreements with the Banks prohibit the Company from: (i) selling or otherwise transferring any assets except in the ordinary course of business, (ii) placing a lien on our assets without the Banks’ consent, or (iii) declaring dividends to its shareholders.

(5)	See Note 11(c)

NOTE 9:-       OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2010	2009

Payroll and related accruals	$1,698	$1,398
Accrued expenses	408	762
Accrued expenses - subcontractors	2,150	-
Accrued royalties	221	450
Accrued commissions	385	254
Tax authorities	172	293
Deferred revenues	581	102
Contracts in progress - provision for estimated losses	68	170
Others	31	29

	$5,714	$3,458

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-     COMMITMENTS AND CONTINGENT LIABILITIES

a.	As of December 31, 2010, the Company was a party to various legal proceedings, including the following:

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

In August 2000, the Company filed a claim against Mr. Nissenson in the Regional Labor Court in Tel Aviv (Case No. 7049/00 RADA Electronic Industries Ltd. v. Nissenson.) for the repayment of the loan granted to Mr. Nissenson in the amount of NIS 2.0 million that allegedly was forgiven by the Company in Mr. Nissenson's retirement agreement, as mentioned above.  In February 2009, the Regional Labor Court determined that Mr., Nissenson is required to repay the $485 of loans he received from the Company together with accrued interest and linkage differences as provided by law. The Regional Court also denied all of Mr. Nissenson's claims and allegations against Mr. Herzle Bodinger, the current Chairman of the Board of Directors of the Company, as well as substantially all of Mr. Nissenson's claims against the Company. The Regional Court found that the retirement agreement between the Company and Mr. Nissenson is null and void since it was not legally approved, tainted with misleading information provided by Mr. Nissenson and included provisions that were not properly approved by the Company's Board of Directors. Mr. Nissenson appealed to the National Labor Court in Jerusalem and on January 2010, the National Court approved the arrangement between the parties according to which the judgment of the Regional Labor Court remains in full force and effect. In addition, based on the authorization given to the National Labor Court by the parties to rule by way of settlement, the National Court has determined that the Company shall pay Mr. Nissenson, on account of social benefits due to him in connection with his employment as our CEO, a gross amount of NIS 760,000 ($ 201). The decision of the National Labor Court brought to an end the dispute between Mr. H. Nissenson and the Company and any proceeding connected thereto.

b.
The Company's research and development efforts have been partially financed through royalty-bearing programs sponsored by the OCS. In return for the OCS's participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the OCS, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $ 810 as of December 31, 2010. The total amount of royalties charged to operations for the years ended December 31, 2010, 2009 and 2008 was approximately $ 6, $ 14 and $ 13, respectively.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.
Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and Development Fund ("BIRD") Foundation. The Company is committed to pay royalties to the BIRD Foundation at a rate of 5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $ 2,066 as of December 31, 2010. The total amount of royalties charged to operations for the years ended December 31, 2010, 2009 and 2008 was approximately $ 0, each year, respectively.

d.	The Company's offices in Netanya are rented under a non-cancelable operating lease expiring January 31, 2012. In addition, the Company's motor vehicles are rented under operating leases.

Annual minimum future rental commitments under these leases, at exchange rates in effect on December 31, 2010, are approximately as follows:

2011	$800
2012	279
2013	63

$1,142

Lease expense for the years ended December 31, 2010, 2009 and 2008 was $ 906, $ 796 and $ 719, respectively.

e.
During 2008, the Company entered in to a lease agreement to purchase a machine in the amount of approximately $ 224, which was accounted for as a capital lease under ASC 840(Formerly "SFAS 13"). The total amount of the lease liability was $ 79 and $ 104 as of December 31, 2010 and 2009 respectively.

f.	Floating charges have been recorded on all of the Company's assets and specific charges have been recorded on certain assets in respect of the Company's liabilities to its banks and other creditors.

g.
The Company provides bank guarantees to its customers and others in the ordinary course of business. The guarantees which are provided to customers are to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers and others as of December 31, 2010 is approximately $ 3,232.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-     SHAREHOLDERS' EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

In January 2008, the Company converted $ 300 of the $ 400 loan received in June 2007 in consideration for 152,765 Ordinary shares (see also Note 8).

b.	Stock option plans:

In 2003, the Company's Board approved the adoption of its Israel Employee Stock Option Plan ("the Plan"), which authorized the grant of options to purchase up to an aggregate of 1,166,667 Ordinary shares (in 2006 the Company's Board approved an increase in the plan by an additional 500,000 options), respectively, to officers, directors, consultants and key employees of the Company and its subsidiary. Options granted under the Plan expire within a maximum of ten years from adoption of the plan. One third of the options granted under the Plan vest immediately on the grant date and the remaining two thirds vest ratably over two years. Compensation expense is recognized by the straight-line method.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-     SHAREHOLDERS' EQUITY (Cont.)

The exercise price of an option granted to an employee may not be less than 60% of the fair market value of the Ordinary shares on the date of grant of the option. The exercise price of an option granted to a non-employee director or consultant may not be less than 80% of the fair market value of the Ordinary shares on the date of grant of the option. Any options that are cancelled or forfeited before expiration become available for future grants. At December 31, 2010, 341,832 options were available for grant under the Plan.  Upon exercise of options by employees, the Company satisfies the requirements by issuing newly issued shares.

In May 2008, the Company granted under Plan to four of its directors options to purchase total options of 261,000 ordinary shares at an exercise price of $ 2.14 per share in exchange for 258,000 options that were granted to those directors in 2003 at an exercise price of $ 4.02 per share. The new option grants were fully vested and there was no compensation expense related to those options. The options will vest as follows: 25% of the options granted to each of our directors will vest on January 1, 2009, additional 40% shall vest in four equal installments of 10% each on the last date of each calendar quarter commencing on March 31, 2009 and the balance of 35% shall vest in two equal installments of 17.5% each on March 31, 2010 and June 30, 2010, respectively.

The Company accounted for the exchange of options under the provisions of ASC 718 (Formerly "SFAS 123(R)") as a modification. A modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value measured at the same date. Under ASC 718, the calculation of the incremental value is based on the excess of the fair value of the (modified) award based on current circumstances over the fair value of the original option measured immediately before its terms are modified based on current circumstances. That is, the original (pre-modification) option will be valued based on current assumptions, without regard to the assumptions made on the grant date. As a result of the modification, the Company will record incremental compensation cost of $ 123 to be recognized over the new service period beginning on the modification date. In 2010 and 2009, $ 31 and $ 45 were recorded, respectively, due to this modification.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-     SHAREHOLDERS' EQUITY (Cont.)

Transactions related to the Plan (including options to directors) during the year ended December 31, 2010 were as follows:

	Year ended December 31, 2010
	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding at beginning of year	769,362	$2.44	3.07
Forfeited	(1,000)	$3.42	2.07

Options outstanding at end of year	768,362	$2.44	2.07	$150

Vested and expected to vest at December 31, 2010	768,362	$2.44	2.07	$150

Exercisable options at end of year	768,362	$2.44	2.07	$150

Share based compensation for the years ended December 31, 2010, 2009 and 2008 was $ 31, $ 62 and $ 131 respectively.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2008 was $ 0.81. No options were granted in 2009 and 2010.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on December 31, 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. As of December 31, 2010, 638,696 options were in-the-money. As of December 31, 2010 there was $ 31 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-     SHAREHOLDERS' EQUITY (Cont.)

c.	Warrants:

As of December 31, 2010, warrants to purchase 1,578,947 Ordinary shares were outstanding.

These warrants were issued on December 10, 2007 in connection with the issuance of a convertible note of $ 3,000 to a shareholder, at an exercise price of $ 2.38 per share for a term of five years. The convertible note bears interest at a rate of six-month LIBOR plus 3.5%. The principal was originally due in October 2010 and the interest was payable in quarterly installments until October 2010. The notes are convertible to Ordinary shares at a conversion price of $ 2.09 per share. The consideration was allocated based on the relative fair values of the convertible loan and warrants in accordance with ASC 470. In connection with the issuance of the convertible note, $ 568 was recorded as a beneficial conversion feature in accordance with ASC 470-20 (Formerly "EITF 00-27"). The total amount of the discount on the convertible note as a result of the allocated proceeds attributable to the warrants and the beneficial conversion feature amounting to $ 1,410, was amortized over the term of the note using the interest method. The fair value of the warrants was based on the Black-Scholes-Merton option-pricing model, assuming a risk free interest of 3.49%, a volatility factor of 47%, dividend yield of 0% and contractual life of five years.

In October 2010, the maturity date of the $ 3,000 convertible note was extended to October 2012 and the expiration date of the warrants was extended to October 2014. The convertible note bears interest at a rate of six-month LIBOR plus 3.5% which was 3.96% at December 31, 2010. The transaction was accounted for as a modification of debt accordance with ASC 470-50. As a result, the Company recorded a discount on the convertible note of $ 451 due the modification. The discount will be amortized over the term of the extended note using the interest method.

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

b.	Tax rates applicable to income of companies in Israel:

The corporate tax rates in Israel are as follows: 2008 - 27%, 2009 - 26%, 2010 - 25%.  Tax at a reduced rate of 25% applies on capital gains arising after January 1, 2003, instead of the regular tax rate. In July 2009, the Knesset (Israel's Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting in 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

In December 2010, the Israeli Parliament passed the Law for Economic Efficiency for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments in the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

c.
As of December 31, 2010, the net operating tax loss carryforward relating to the Company in Israel amounted to approximately $ 62,000, including a carryforward capital loss amounting to approximately$ 3,700. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

As the Company believes that it is more likely than not that the deferred tax assets in respect of these carryforward losses amounting to approximately $ 11,100 will not be utilized, the Company recorded a valuation allowance for the entire balance of the deferred tax asset relating to the carryforward losses.

d.
The main reconciling items between the statutory tax rate of the Company and the effective tax rate is the valuation allowance recorded in respect of the deferred tax assets relating to net operating loss carryforwards and other temporary differences due to the uncertainty of the realization of such tax assets.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-     TAXES ON INCOME (Cont.)

e.	Net income (loss)

	Year ended December 31,
	2010	2009	2008

Domestic	$682	$140	$(647)
Foreign	52	73	71

	$734	$213	$(576)

NOTE 13:-     FINANCIAL EXPENSES, NET

	Year ended December 31,
	2010	2009	2008

Income:

Foreign currency exchange differences	$70	$58	$190
Interest on cash equivalents and restricted cash	5	9	63
Others	-	10	-

	75	77	253
Expenses:

Interest on convertible note and loans from shareholders	174	215	246
Amortization expense on a convertible note and loans from shareholders	576	517	473
Foreign currency exchange differences	177	63	-
Interest on loans from banks and other credit balances	83	22	37
Bank commissions and others	249	92	231

	1,259	909	987

	$(1,184)	$(832)	$(734)

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-     RELATED PARTY BALANCE AND TRANSACTIONS

For the year ended December 31, 2010, the Company incurred $ 42 in respect of interest on loans received from its shareholders.

See also Notes 8 and 11(c) for transactions with Company's shareholders.

NOTE 15:-     MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
In accordance with Statement of ASC 280 (Formerly "FAS. 131"), the Company is organized and operates as one business segment, which develops, manufactures and sells ATE products, avionics equipment and aviation data acquisition and debriefing systems (see also Note 1a).

b.	Revenues by geographic areas:

 Revenues are attributed to geographic area based on the location of the end customers as follows:

	Year ended December 31,
	2010	2009	2008

Israel	$9,187	$6,461	$8,032
Asia	3,920	4,435	5,642
North America	3,532	3,756	3,662
South & Latin America	10,678	3,208	244
Europe	206	582	301

Total	$27,523	$18,442	$17,881

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-     MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.	Major customers:

 Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues are as follows:

	Year ended December 31,
	2010		2009		2008
	%

Customer A	17		*	)	15
Customer B	10		12		11
Customer C	*	)	12		16
Customer D	36		*	)	*	)
Customer E	*	)	15		29
Customer F	*	)	11		*	)

*)	Less than 10%

d.	Long-lived assets by geographic areas:

	December 31,
	2010	2009

Israel	$3,269	$3,615
China	800	770

	$4,069	$4,385

NOTE 16:-     SUBSEQUENT EVENT

On December 15, 2010, the Company entered into an agreement for the sale of the company’s ownership interest in CACS to a Chinese company.  While this transaction was expected to be completed in 2011, it was subject to (i) the withdrawal of our local partner, Tianzhu Forest Development Co., from CACS, and (ii) the receipt of certain approvals from Chinese authorities. While these actions are underway, the purchaser has materially breached its obligations under the agreement, and the Company is currently assessing its legal rights under the agreement of sale.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADA ELECTRONIC INDUSTRIES LTD.

By:	/s/ Zvi Alon
Name:	Zvi Alon
Title:	Chief Executive Officer

Dated:  March 31, 2011