Form 20-F
period 2011-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2012-03-29
CIK 761238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Ordinary Shares, par value NIS 0.015 per share…8,918,647
(As of December 31, 2011)

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

INTRODUCTION

We are an Israel based defense electronics contractor.  We specialize in the development, manufacture and sale of data recording and management systems (such as digital video and data recorders, ground debriefing stations, head-up display cameras), inertial navigation systems for air and land applications, avionics solutions (such as aircraft upgrades, avionics for unmanned aircraft vehicles, or UAVs, store management systems and interface computers) and land radars for force and border protection applications (active protection systems for armored fighting vehicles, hostile fire detection and perimeter surveillance).

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

TABLE OF CONTENTS

Page No.

PART I			6
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		6
ITEM 3.	KEY INFORMATION		6
	A.	Selected Financial Data	6
	B.	Capitalization and Indebtedness	7
	C.	Reasons for the Offer and Use of Proceeds	7
	D.	Risk Factors	7
ITEM 4.	INFORMATION ON THE COMPANY		15
	A.	History and Development of the Company	15
	B.	Business Overview	16
	C.	Organizational Structure	23
	D.	Property, Plants and Equipment	24
ITEM 4A.	UNRESOLVED STAFF COMMENTS		24
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		24
	A.	Operating Results	24
	B.	Liquidity and Capital Resources	30
	C.	Research and Development, Patents and Licenses	33
	D.	Trend Information	33
	E.	Off-Balance Sheet Arrangements	34
	F.	Tabular Disclosure of Contractual Obligations	34
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		34
	A.	Directors and Senior Management	34
	B.	Compensation	36
	C.	Board Practices	36
	D.	Employees	43
	E.	Share Ownership	44
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		46
	A.	Major Shareholders	46
	B.	Related Party Transactions	47
	C.	Interests of Experts and Counsel	48
ITEM 8.	FINANCIAL INFORMATION		48
	A.	Consolidated Statements and Other Financial Information	48
	B.	Significant Changes	48
ITEM 9.	THE OFFER AND LISTING		48
	A.	Offer and Listing Details	48
	B.	Plan of Distribution	49
	C.	Markets	49
	D.	Selling Shareholders	49
	E.	Dilution	49
	F.	Expense of the Issue	49
ITEM 10.	ADDITIONAL INFORMATION		50
	A.	Share Capital	50
	B.	Memorandum and Articles of Association	50
	C.	Material Contracts	53
	D.	Exchange Controls	53
	E.	Taxation	53
	F.	Dividend and Paying Agents	61
	G.	Statement by Experts	61
	H.	Documents on Display	61
	I.	Subsidiary Information	62
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS		62
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		62

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

We derived the following consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this annual report.  We derived the consolidated statements of operations data for the years ended December 31, 2007 and 2008, and the consolidated balance sheet data as of December 31, 2007, 2008 and 2009 from our audited consolidated financial statements that are not included in this annual report.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(U.S. dollars in thousands, except per share data)
Revenues	$14,021	$17,881	$18,442	$27,523	$19,405
Cost of revenues	10,681	13,665	12,223	20,117	13,800
Gross profit	3,340	4,216	6,219	7,406	5,605
Research and development, net	324	686	1,616	1,182	2,543
Marketing and selling	1,213	1,517	1,607	2,563	2,106
General and administrative	2,190	1,837	1,937	1,732	1,997
Operating income (loss)	(387)	176	1,059	1,929	(1,041)
Financial expense, net	(629)	(734)	(832)	(1,184)	(478)
Net Income (loss)	$(1,016)	$(558)	$227	$745	$(1,519)
Net (income) loss attributable to noncontrolling interest	(62)	(18)	(14)	(11)	(7)
Net income (loss) attributable to RADA Electronic Industries' shareholders	$(1,078)	$(576)	$213	$734	$(1,526)
Basic and diluted net income (loss) per Ordinary share attributable for RADA Electronic Industries' shareholders	$(0.12)	$(0.07)	$0.02	$0.08	$(0.17)
Weighted average number of shares used to compute basic and diluted net income (loss) per share	8,706	8,855	8,862	8,869	8,899

	As of December 31,
	2007	2008	2009	2010	2011
	(U.S. dollars in thousands)
BALANCE SHEET DATA:
Working capital	$4,675	$6,232	$4,773	$7,594	$2,954
Total assets	14,751	17,844	18,989	27,098	24,190
Short-term credits and current maturities of long-term loans	490	162	184	4,274	6,338
Convertible note - short term	-	-	2,482	-	2,810
Long-term debt, net of current maturities	261	1,579	1,410	881	176
Convertible note - long term	1,622	1,980	-	2,598	-
Shareholders' equity	6,725	6,996	7,291	8,583	7,224

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business and Our Industry

We have a history of operating losses and may not be able to sustain profitability in the future.  To the extent that we continue to incur operating losses, we may not have sufficient working capital to fund our operations in the future.

We incurred operating losses in three of the last five years and may not be able to achieve or sustain profitable operations in the future or generate positive cash flows from operations.  As of December 31, 2011, our accumulated deficit was $63.5 million.  To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing.  Such financing may not be available, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.

Competition in the market for defense electronics is intense.  Our products may not achieve market acceptance which could adversely affect our business, financial condition and results of operations.

The market for our products is highly competitive and we may not be able to compete effectively in our market.  Our principal competitors in the defense electronics market include, Elbit Systems Ltd., GE Aviation, Goodrich Corporation, Honeywell International Inc., Israel Aerospace Industries Ltd., or IAI, Northrop Grumman Corporation, Sagem Avionics Inc., Thales Group, Zodiac Group and Astronautics C.A. Ltd.  We expect to continue to face competition from these and other competitors.  Most of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do.  These competitors are able to achieve greater economies of scale and may be less vulnerable to price competition than us.  We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors.  Failure to do so could adversely affect our business, financial condition and results of operations.

We may need to raise additional capital in the future, which may not be available to us.

Our working capital requirements and the cash flow from our operating activities are likely to vary greatly from quarter to quarter, depending on the timing of orders and deliveries, the build-up of inventories, and the payment terms offered to our customers.  As a consequence of our losses, we incurred significant bank debt and sold equity and debt securities in private placements to fund our operating requirements.  We may need to raise additional funds for a number of uses, including:

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

If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.  Any equity or debt financings may cause dilution to our then existing shareholders and may increase our financing expenses.  If additional funds are raised through the issuance of equity securities, the net tangible book value per share of our ordinary shares would decrease and the percentage ownership of then current shareholders would be diluted.

We may not be able to implement our growth strategy which could adversely affect our business, financial condition and results of operations.

In line with our growth strategy, we entered into a number of strategic relationships with Embraer S.A, or Embraer, Hindustan Aeronautics Ltd., or HAL, IAI, Lockheed Martin Corporation, or Lockheed Martin, Rafael Advanced Defense Systems Ltd, or Rafael, and Israel Military Industries Ltd., or IMI, to increase our penetration into the defense electronics market.  We are currently investing and intend to continue to invest significant resources to develop these relationships and additional new relationships.  Should our relationships fail to materialize into significant agreements or should we fail to work efficiently with these companies, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

Our growth is dependent in part on the development of new products, based on internal research and development.  We may not accurately identify market needs before we invest in the development of a new product.  In addition, we might face difficulties or delays in the development process that will result in our inability to timely offer products that satisfy the market and competing products may emerge during the development and certification process.

Unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

Our results of operations can be materially affected by adverse conditions in the financial markets and depressed economic conditions generally.  During 2011, several European countries had severe economic difficulties which affected the economy of the entire Euro-zone countries.  The financial instability resulted in the down grading of the credit worthiness of several European countries including France, Spain, Portugal and Greece and led to depressed conditions and the downsizing of the economies in the Euro-zone.  Worsening economic conditions, such as continued European sovereign debt uncertainty, may result in diminished demand for our products and technology and in decreased sales volumes.  In addition, this could result in longer sales cycles and increased price competition for our products.  Any of these events would likely harm our business, operating results and financial condition.

Natural disasters, terrorist attacks or breaches of network or information technology security could have an adverse effect on our business.

Natural disasters, terrorist acts, acts of war, cyber-attacks or other breaches of network or information technology (IT) security may cause equipment failures or disrupt our systems and operations. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the defense electronics market.  In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

Reduction in defense budgets worldwide may cause a reduction in our revenues, which would adversely affect our business, operating results and financial condition.

The vast majority of our revenues derive from the sale of products with military applications.  These revenues totaled approximately $17.9 million, or 92% of our revenues, in 2011, $26.1 million, or 95% of our revenues, in 2010 and $16.1 million, or 88% of our revenues, in 2009.  The defense budgets of a number of countries may be reduced in the future.  Declines in defense budgets may result in reduced demand for our products and manufacturing services.  This would result in reduction in our core business' revenues and adversely affect our business, results of operations and financial condition.

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

A significant portion of our revenues is derived from a small number of customers.  During the year ended December 31, 2011, 53% of our revenues were attributable to three customers.  We anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers.  If our principal customers do not continue to purchase products from us at current levels or if such customers are not retained and we are not able to derive sufficient revenues from sales to new customers to compensate for their loss, our revenues would be reduced and adversely affect our business, financial condition and results of operations.

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

The defense electronics market in which we compete is subject to technological changes, introduction of new products, change in customer demands and evolving industry standards.  Our future success will depend upon our ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new technologies and by developing and introducing enhancements to our current products and new products.  We may not be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements.  In addition, we may experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements and such enhancements may not adequately meet the requirements of the market and may not achieve any significant degrees of market acceptance.  If release dates of our new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition may be adversely affected.

We are subject to risks associated with international operations; we generate a significant portion of our sales from customers located in countries that may be adversely affected by political or economic instability and corruption.

We are a global aviation and defense company with worldwide operations. Although over 43% of our sales are in Israel, North America and Western Europe, we expect to derive an increasing portion of our sales and future growth from other regions such as Latin America, India and Central and Eastern Europe, which may be more susceptible to political or economic instability. In addition, in many less-developed markets, we rely heavily on third-party distributors and other agents for the marketing and distribution of our products and capabilities. Many of these distributors do not have internal compliance resources comparable to ours. Business activities in many of these markets have historically been more susceptible to corruption. If our efforts to screen third-party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, which may adversely affect our reputation and our business, financial condition or results of operations.

Exports accounted for 62% of our sales in 2011, 67% of our sales in 2010 and 65% of our sales in 2009.  This subjects us to many risks inherent in engaging in international business, including:

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

We may not be able to sustain or increase revenues from international operations and may encounter significant difficulties in connection with the sale of our products in international markets.  Any of those events may adversely affect our business, operating results and financial condition.

Currency exchange rate fluctuations in the world markets in which we conduct business could have a material adverse effect on our business, results of operations and financial condition.

Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and related personnel expenses, are incurred in other currencies, particularly in NIS.  Therefore, our costs in such other currencies, as expressed in dollars, are influenced by the exchange rate between the dollar and the relevant currency.  We are also exposed to the risk that the rate of inflation in Israel will exceed the rate of depreciation of the NIS in relation to the dollar or that the timing of this depreciation lags behind inflation in Israel.  This would have the effect of increasing the dollar cost of our operations.  In the past, the NIS exchange rate with the dollar and other foreign currencies has fluctuated, generally reflecting inflation rate differentials.  We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the dollar.  If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. We engage in currency hedging transactions intended to partly reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.  However, such transactions may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.

We are dependent on our senior management and key personnel, and the loss of any key member of our management team could adversely affect our business.

Our future success depends in large part on the continued services of our senior management and key personnel.  In particular, we are dependent on the services of Herzle Bodinger, the executive chairman of our Board of Directors and Mr. Zvi Alon, our chief executive officer.  Any loss of their services or the services of other members of senior management or other key personnel could negatively affect our business.

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

Mr. Howard Yeung beneficially owns approximately 61.4% of our outstanding shares.  As a result, Mr. Yeung may be deemed to have effective control over our company and so long as he holds such ownership interest, he will continue to be able to exert significant influence over matters requiring a shareholder vote, including the election of our entire Board of Directors other than our two outside directors, and will generally have the ability to direct our business and affairs.

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

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups.  Also, during 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations.  To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.  Ongoing violence between Israel and the Palestinians as well as tension between Israel and other countries in the Middle East may have a material adverse effect on our business, financial condition and results of operations.

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

Service of process upon our directors and officers and the Israeli experts named in this annual report, most of whom reside outside the U.S., may be difficult to obtain within the U.S.  Furthermore, since substantially most our assets, our directors and officers and the Israeli experts named in this annual report are located outside the U.S., any judgment obtained in the U.S. against us or these individuals or entities may not be collectible within the U.S.

There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel.  However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of U.S. courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from those of a typical U.S. corporation.

We are incorporated under Israeli law and the rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli law.  These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.  In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.  Israeli law provides that these duties are applicable to shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require the shareholders’ approval.  In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company’s articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company.  However, Israeli law does not define the substance of this duty of fairness.  There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules.  We follow Israeli law and practice instead of The NASDAQ Stock Market Rules regarding the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice with regard to, among other things, the composition of the board of directors, director nomination process, compensation of officers and quorum at shareholders’ meetings.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated under the laws of the State of Israel on December 8, 1970.  We are a public limited liability company under the Israeli Companies Law 1999-5759, or the Israeli Companies Law, and operate under this law and associated legislation.  Our registered offices and principal place of business are located at 7 Giborei Israel Street, Netanya 42504, Israel, and our telephone number is +972-9-892-1111.  Our website address is www.rada.com.  The information on our website is not incorporated by reference into this annual report.

We develop, manufacture and sell defense electronics: avionics solutions (including avionics for unmanned aerial vehicles), data/video recording and management systems, inertial navigation systems and land radars for force and border protection systems.  In addition, we continue to sell and support our commercial aviation legacy products and services, mainly through our Chinese subsidiary.

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

Today's advanced defense electronics systems typically incorporate components that are derived from the industrial or the consumer electronics markets, especially from the telecom markets.  Most of the defense electronics systems are built with commercial components and even with sub-systems, which reduces the overall price, and at the same time generates complex obsolescence issues.

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

Our current product lines are:

•	Data/video recording and management for aerial and land platforms;

•	Inertial navigation systems for aerial and land platforms;

•	Avionics solutions (including avionics for UAVs); and

•	Radars for force and border protection systems (land based).

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

Data/Video Recording and Management

We are a world leader in the field of mission data recording, management, and post-mission analysis and debriefing.  Over the past 25 years we have developed, fielded and supported a wide range of solid-state digital recorders, cameras and debriefing systems for aerospace and military applications, including:

•	Flight data recorders, or FDR, for fighter aircraft;

•	Digital video/audio/data recorders, or DVDR (with data transfer functions);

•	High-rate (no compression) data recorders, or HRDR, for aircraft and airborne pods;

•	VRDS – video recorders and airborne data servers (the latest approach to avionic data management);

•	A wide range of head-up-displays color video cameras, or HCVC, for fighter aircraft; and

•	A variety of ground debriefing solutions, or GDS.

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

Our products are fully qualified and operational with fixed and rotary-wing aircraft and land vehicles, and are backed by our teams of experts dedicated to providing global technical and maintenance support.  Our customers include leading air forces and prime integrators worldwide, such as the Israeli Air Force, or IAF, the Chilean Air Force, GE Aviation, Lockheed Martin, Boeing Company, HAL, Embraer, Rafael, IAI, and others.

Inertial Navigation Systems

Leveraging on our in-depth scientific research and algorithmic expertise, utilizing state-of-the-art fiber optic gyro, or FOG, and micro-electro mechanical systems, or MEMS, sensors, and taking advantage of our experience in electronic and mechanical design, we are introducing a line of advanced - yet affordable - inertial navigation systems, or INS.  Our INS are adaptable to the performance and interface requirements of multiple combat platforms and weapon systems.  Among our navigation products are:

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

Our INS line ranges from IMUs through fully-integrated and compact modular avionics and INS/GPS for UAVs, to navigation-grade, high-performance systems.  Our navigation products are backed by our global, dedicated, and professional technical and maintenance services.  We are continuing with our research and development efforts and intend to design a complete family of applications that will provide solutions for various manufacturers' needs.  At the same time, we are marketing our products to our strategic customers and together with them are working to define the next versions of this family of solutions.

Among our customers for navigation solutions are leading air forces and prime integrators worldwide, including the IAF, IAI, Rafael, Embraer, Indra Sistemas, S.A. and India's Defense Research and Development Organization.

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

In 2009 we were awarded, as a prime contractor and integrator, an intelligence, reconnaissance and surveillance upgrade program by a strategic customer for its aircraft fleet.  We believe that this program places us among the few companies worldwide that are performing such upgrades and will lead to other such programs in the future.

Our avionics systems are easily adapted to western, eastern, and indigenous-origin platforms of all kinds.  We provide our avionic expertise as team members and subcontractors and as prime contractors for avionic upgrades.  In particular, our avionics for UAVs are extremely compact through modern board connectivity solutions, use of innovative conductive cooling techniques, withstand extreme environmental conditions and are very reliable and affordable.

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

Our avionics solutions are accepted by leading air forces and prime integrators worldwide, such as the IAF, Lockheed Martin, Boeing Company, GE Aviation, HAL, Embraer, IAI, Rafael and many others. Our units are installed onboard the F-16, F-15, A-4, Jaguar, MiG-27, Su-30MKI, Dhruv Helicopter, MiG-29 and Super-Tucano aircraft, and onboard a continuously-growing number of UAVs.

Radars for Force and Border Protection Solutions

We develop advanced ground radars for tactical applications such as force protection and border protection.  Our radars are pulse Doppler radars, introducing hemispheric spatial coverage and multi-mission capabilities, are solid-state, fully digital (software-defined), do not include any moving parts, are compact, mobile and highly reliable, and demonstrate unprecedented performance-to-price ratio.

The advantages of our radar technology and products are:

▪	Non-uniform active electronically scanned array, or AESA Antenna, introducing spatial electronic scanning, track-while search capability and coverage of very high elevation angles

▪	Accurate range and direction measurements

▪	Resistance to jamming/noise using ECCM techniques

▪	Multipath cancellation

▪	Co-existence with nearby Systems

▪	Automatic Self-Calibration

The asymmetric/irregular conflicts in which modern armies are engaged with in recent years dictate the needs for instantaneous and real-time intelligence, minimal cycle time for target acquisition, very accurate weapons with minimal collateral damage, and discrimination between hostiles and civilians. Our tactical radars, which move with soldiers in the field and are operated by them, provide the real-time knowledge of whether and from where they are being fired at, detect all relevant threats from any firing angles (including very high angles), discriminate among threats, and provide the needed intelligence for any course of action, whether counter-fire or avoidance.  The performance-over-price ratio of our radars makes them ideal solutions to the requirements imposed by the asymmetric arena.

We have developed two radar hardware platforms: the compact hemispheric radar, or CHR, which is tailored to combat vehicles and short-range protection applications; and the multi-mission hemispheric radar, or MHR, which is tailored to Force and Border Protection Applications.  On each radar platform we implement several operational applications by changing the radar software.

The current operational applications of the CHR are the following:

▪	RPS-10: Radar sensors system for active protection systems

▪	RPS-15: hostile fire detection system, or HFDS, for combat vehicles

The current operational applications of the MHR are the following:

▪	RHS-30: Detection of small & slow aerial vehicles

▪	RHS-32: Long-range perimeter surveillance

▪	RPS-34: Detection of mortars and elevated threats

▪	RPS-40: Multi-mission HFDS for stationary and mobile forces

▪	RPS-42: multi-mission radar system for close air defense

▪	RHS-44: Multi-mission radar system for border protection

Support of Legacy Products

We support our customers that use our commercial aviation test stations by providing ongoing maintenance and repair services through product support agreements.

Business Development, Sales and Marketing

Strategy

Our business development strategy is based on the following principles:

•	Maintaining our business focus on electronic systems for the military and para-military markets;

•	Expanding our product offerings by adding new applications to our existing product lines and by adapting our products to land systems;

•	Expanding our customer base by including our products in solutions and integrated systems for airborne and land vehicles;

•	Establishing sales channels with system integrators and major manufacturers such as Embraer, HAL, Lockheed Martin, IMI, IAI, Rafael and others; and

•
Expanding our products base, business development and marketing activities to large potential markets, especially in the land systems and the Homeland Security segments, through identification of current and future applications that may become affordable by the injection of advanced commercial off-the-shelf technologies that offer superior performance and/or significant price savings, and developing new marketing channels aimed directly at these segments.

Strategic Relationships and Customers

As part of our strategy, we entered into a number of strategic relationships with leading global defense contractors and several air forces.  We have focused our marketing and sales efforts to support these relationships.

Lockheed Martin.  Lockheed Martin is the manufacturer of the F-16 aircraft, the most popular fighter aircraft in the western world today.  We are supplying the DVDR and GDS for new F-16 aircraft production and for F-16 upgrade programs led by Lockheed Martin.

GE Aviation.  GE Aviation is a world leader in avionics systems for fighter and commercial aircraft.  We have prolonged and successful cooperation with GE for over 12 years.  We are performing built-to-print production of several products for GE, and in discussions of additional future opportunities.

Israel Military Industries.  IMI is a world leader in the field of active protection systems, or APS, for land platforms and is the developer and manufacturer of the "Iron Fist" APS.  We are teamed with IMI on the integration and production of our RPS-10 radars as part of their “Iron Fist” APS solution for local and global customers.  In July 2011, the “Iron Fist” APS successfully completed trials conducted by the U.S. Defense Department.

Israel Aircraft Industries.  We actively supply avionics and test equipment to four different divisions of IAI, and in particular to the LAHAV and MALAT divisions, who are major aircraft integrators and utilize our products and services.

Hindustan Aeronautics Ltd.  HAL is the major aerospace integrator in India.  We are currently cooperating with four divisions of HAL and supply DVDRs, HCVCs, GDS, support equipment and other services in growing numbers.

Embraer S.A.  The Military Aircraft Division of the Brazilian aircraft manufacturer is a strategic customer.  In addition to supplying avionics such as DVDR, INS and HCVC to Embraer, we are participating to a greater degree in Embraer’s programs through the development and supply of avionic units per their specifications and their training and support activities.

Rafael Advanced Defense Systems Ltd.  Rafael is a world leader in the development and supply of missiles, smart weapons and pods of various types.  Rafael has become a strategic customer of ours as a result of our development and production of a few advanced built-to-specification products in recent years.

Air Forces. We are performing a major upgrade program for an air force in Latin America. We are the sole provider of digital recorders and debriefing solutions to another air force in the region.  We are the primary provider of recorders and debriefing solutions to a major Asian air force.  All these air forces introduce the potential of prolonged cooperation and are strategic customers of ours.

Business Development and Marketing

Our executive chairman, Maj. Gen. (Ret.) Herzle Bodinger, our chief executive officer, Mr., Zvi Alon, and our chief business development officer, Mr. Dov Sella, lead our business development and marketing efforts.  We currently employ three additional professionals in the marketing and sales of our products.  Our chief technology officer and our engineering department support our marketing and sales efforts with respect to proposal preparations and products demonstrations.  In addition, we have business development consultants in Europe, South America and Asia who receive fees for business successfully obtained using their services.

The Israeli Ministry of Defense has historically supported, and continues to support, our marketing efforts through its defense export assistance branch and through various projects for the Israel Defense Forces and its related divisions.  The Israeli Ministry of Industry, Commerce and Labor supports our marketing efforts through its Industrial Cooperation Authority by the exploitation of "Industrial Participation” commitments made to the government of Israel by major U.S. integrators such as Lockheed Martin, Boeing Company, General Dynamics Corporation, GE Aviation and others.  There is no guarantee that this type of assistance will be available to us in the future.

Fixed Price Contracts

The vast majority of our contracts are fixed-price contracts, under which the price is not subject to adjustment by reason of the costs incurred in the performance of the contracts, as long as the costs incurred and work performed fall within governmental guidelines.  Under our fixed-price contracts, we assume the risk of increased or unexpected costs that may reduce our profits or even generate losses.  This risk can be particularly significant under fixed-price contracts for research and development involving new technologies.

Our books and records may be subject to audits by the Israeli Ministry of Defense and other governmental agencies, including the U.S. Department of Defense.  These audits may result in adjustments to contract costs and profits.

Principal Customers

Generally, we complete a few major transactions each year, each in an amount comprising approximately 10% of our revenues for such year.  As a result, each year a significant portion of our revenues is derived from a small number of customers.  The following table sets forth our principal customers in 2009, 2010 and 2011:

	Percentage of Revenues
	2009	2010	2011
Embraer S.A.	11%	3%	23%
Israel Aerospace Industries	12%	10%	17%
A Latin America Customer	-	36%	8%
Israeli Ministry of Defense	6%	17%	13%
Hindustan Aeronautics Ltd	15%	4%	8%
GE Aviation	12%	7%	7%

Although we continually strive to increase the number of our customers, we anticipate that a significant portion of our future revenues will continue to be derived from a small number of customers.

Like many companies deriving a substantial portion of their revenues from government contracts, we are subject to business risks, including changes in governmental appropriations and changes in national defense policies and priorities.  Although many of the programs in which we participate as a contractor or subcontractor may extend for several years, our business is dependent upon annual appropriations and funding of new and existing contracts.  Most of the contracts are subject to termination for the convenience of the customer, pursuant to which the customer pays only for reimbursement of costs incurred and the applicable profit on work performed.  The Israeli government or any other government may discontinue funding purchases of our products over the long term.

Markets

We sell our products to various air forces and companies worldwide.  The following table presents our revenues by geographical markets for the periods indicated:

	2009	2010	2011
Israel	35%	33%	36%
South and Latin America	18%	39%	37%
Asia	24%	14%	16%
North America	20%	13%	10%
Europe	3%	1%	1%

Competition

The markets for our products are highly competitive.  Our principal competitors in the defense electronics market include Elbit Systems Ltd., GE Aviation, Goodrich Corporation, Honeywell International Inc., IAI, Northrop Grumman Corporation, Sagem Avionics Inc., Thales Group, Zodiac Group and Astronautics C.A. Ltd.  We expect to continue to face competition from these and other competitors.  Most of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do.  These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us.  We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors.  Failure to do so could adversely affect our business, financial condition and results of operations.

Government Regulations

Israel's defense export policy regulates the sales of our systems and products.  Current Israeli policy encourages export to approved customers of defense systems and products, such as ours, as long as the export is consistent with Israeli government policy.

A license is required to initiate marketing activities.  We are also required to obtain a specific export license for any hardware exported from Israel.  In 2007, an Israeli law regulating export of "dual use" items (items that are typically sold in the commercial market, but that also may be used in the defense market) came into effect.  In addition, a new Defense Export Control Law was adopted in 2007 and the law's supplemental regulations became effective in February 2008.  Those laws and regulations enhanced the enforcement of export control legislation and broadened certain areas of licensing, particularly with respect to transfer of technology.  It is not certain that we will receive all the required permits and licenses for which we may apply in the future.

Our participation in governmental procurement processes in Israel and other countries is subject to specific regulations governing the process of procuring defense contracts.  Furthermore, solicitations for procurements by governmental purchasing agencies in Israel and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process.

In addition, antitrust laws and regulations in Israel and other countries often require governmental approvals for transactions that are considered to limit competition.  Such transactions may include cooperative agreements for specific programs or areas, as well as mergers and acquisitions.

Proprietary Information

We generally do not consider patent protection significant to our current operations and rely upon a combination of security devices, trade secret laws and contractual restrictions to protect our rights in our products.  Our policy is to require employees and consultants to execute confidentiality agreements upon the commencement of their relationships with us.  These measures may not be adequate to protect our technology from third-party infringement, and our competitors might independently develop technologies that are substantially equivalent or superior to ours.  Additionally, our products may be sold in foreign countries that provide less protection for intellectual property rights than that provided under U.S. or Israeli laws.

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

Source and Availability of Raw Materials

We acquire most of the components for the manufacturing of our products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States.  Some of these suppliers are currently the sole source of one or more components upon which we are dependent.  Since many of our purchases require long lead-times, a delay in supply of an item can significantly delay the delivery of a product.  To date, we have not experienced any particular difficulties in obtaining timely deliveries of necessary components.  We depend on a limited number of suppliers of components for our products and if we are unable to obtain these components when needed, we would experience delays in manufacturing our products and our financial results could be adversely affected.

C.	Organizational Structure

As of December 31, 2011, we owned an 80% interest in CACS, a company based in China that is engaged in aircraft repair services.

In 2010, we and our local partner, Tianzhu Forest Development Co., or Tianzhu, agreed that Tianzhu would divest its 20% interest in CACS and we would become a 100% interest holder in CACS.  In consideration for the 20% interest in CACS, we would provide Tianzhu its 80% interest in the land and building in CACS.  The agreement is subject to the approval of the Chinese authorities and other procedures which need to be performed by both parties.  While this transaction was expected to be approved and finalized in 2011, as of March 28, 2012 the approval of the Chinese authorities has not yet been received and the transaction has not been completed.

D.	Property, Plants and Equipment

We own a 30,000 square feet building in Beit She'an, Israel.  The building, which includes manufacturing facilities and warehouse space, is situated on land leased from the Israel Land Authority for a period of 49 years until 2034.  The plant has sufficient capacity to meet our current requirements.

Our executive offices and research and development facilities are located in a 17,200 square feet office facility in Netanya, Israel.  The lease for this facility expires in January 2015.  The aggregate annual rent for our offices in Israel was approximately $330,000 in 2011.

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

Overview

We develop, manufacture and sell defense electronics including data recording and management systems (such as digital video and data recorders, ground debriefing stations, head-up display cameras), inertial navigation systems for air and land applications, avionics solutions (such as aircraft upgrades, avionics for UAVs, store management systems and interface computers) and radar systems for force and border protection solutions (ground radars for applications such as active protection systems for armored fighting vehicles, hostile fire detection, perimeter surveillance and alike).  We sell and support our commercial aviation electronic products and services, mainly through our Chinese subsidiary.

General

Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with U.S. GAAP.  Transactions and balances originally denominated in dollars are presented at their original amounts.  Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC 830.  The majority of our sales are made outside of Israel and a substantial part of them are in dollars.  In addition, a substantial portion of our costs are incurred in dollars.  Since the dollar is the primary currency of the economic environment in which we operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date.  Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction.  All monetary balance sheet accounts have been remeasured using the exchange rates in effect at the balance sheet date.  Statement of operations amounts have been remeasured using the average exchange rate for the period.  The financial statements of our foreign subsidiary, whose functional currency is not the dollar, have been translated into dollars.  All balance sheet amounts have been translated using the exchange rates in effect at balance sheet date.  Statement of operation amounts have been translated using the average exchange rate prevailing during the year.  Such translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders' equity.

Discussion of Critical Accounting Policies and Estimations

Our critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the notes to our consolidated financial statements.  These policies have been consistently applied in all material respects.  While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, we believe the estimates and judgments associated with the reported amounts are appropriate under the circumstances.  We believe the following accounting policies are the most critical in fully understanding and evaluating our financial condition and results of our operations under U.S. GAAP.

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

Impairment of Long-Lived Assets.  We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends.  Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount of the carrying value of the asset exceeds its fair value.  For the year ended December 31, 2011, no such impairment was required.

Impairment of Goodwill.  We are required to assess the impairment of goodwill at least annually (or more frequently if impairment indicators arise).  FASB ASC 350 "Intangibles-Goodwill and other" prescribes a two-phase process for impairment testing of goodwill.  The first phase screens for impairment while the second phase (if necessary) measures it.  In the first phase of impairment testing, goodwill attributable to each reporting unit is tested for impairment by comparing the fair value of each reporting unit with its carrying value.  We have only one reporting unit and we determine its fair value according to our market capitalization.  The goodwill was tested for impairment by comparing the fair market value with its carrying amount and as of December 31, 2011, no impairment losses have been identified.  As a result, step two was not required.

Share-Based Compensation. We account for stock-based compensation in accordance with FASB ASC 718  "Share-Based Payment," or ASC 718, applying the modified prospective method, and with SEC Staff Accounting Bulletin No. 107, "Share-Based Payment," or SAB 107.  In accordance with ASC 718 we measure the compensation cost associated with share-based payment transactions based on the fair value at the grant date of the options.  The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods, according to the straight-line method.

For employee option grants, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions relating to the dividend yield, expected volatility, risk free interest rate and expected life of the option by the employee, in accordance with ASC 718 and ASC 718-10.  Our assumptions with respect to these components will impact the compensation award costs and amounts expensed in each period and consequently the results of our operations.  We didn't incur share-based compensation expense for the year ended December 31, 2011.  As of December 31, 2011, we did not have any unrecognized compensation costs related to non-vested share-based compensation arrangements under our stock option plans.

Accounting for income taxes.  On January 1, 2007, we adopted FASB ASC 740-10 "Income Taxes," which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740-10.  The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement ASC 740-10.  We provided a valuation allowance in respect to the deferred tax assets resulting from operating loss carryforwards and other temporary differences.  Our management currently believes that since our company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

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

In 2010 and 2011, we entered into forward contracts in order to hedge certain expense transactions denominated in NIS.  Our forward contracts did not qualify as hedging instruments under ASC 815. Changes in the fair value of forward contracts are reflected in the consolidated statements of operations as financial income or expense and not against the Other Comprehensive Income.  As of December 31, 2011, the fair value of the outstanding forward contracts was $(87,000), which was recorded in other payables against financial expenses.

Significant Expenses

Cost of Revenues.  Cost of revenues consist primarily of manufacturing costs, depreciation of fixed assets, project development costs, amortization of capitalized software and inventories write-downs.

Marketing and Selling Expenses  Marketing and selling expenses consist primarily of expenses for payments for marketing and business development personnel, marketing activities, public relations, promotional materials, amortization of customer relationship assets, travel expenses and trade show exhibit expenses.

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

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
Revenues	100.0%	100.0%	100.0%
Cost of revenues	67.4%	73.1%	71.1%
Gross profit	32.6%	26.9%	28.9%
Research and development, Net	8.8%	4.3%	13.1%
Marketing and selling	7.6%	9.3%	10.8%
General and administrative	10.5%	6.3%	10.3%
Operating income (loss)	5.7%	7.0%	(5.3%)
Financial expenses, net	(4.5%)	(4.3%)	(2.5%)
Net income (loss)	1.2%	2.7%	(7.8%)
Net income attributable to noncontrolling interest	(0.1%)	0.0%	0.0%
Net income (loss) attributable to RADA shareholders	1.1%	2.7%	(7.8)%

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Revenues.  Our revenues decreased by 29% to $19.4 million in 2011 from $27.5 million in 2010.  The decrease is primarily due to two large scale integration projects that did not progress as expected.  Based on our current backlog, we expect that our revenues in 2012 will increase both from sales of our off-the-shelf products and new products that were developed during the last two years.

Cost of Revenues.  Cost of revenues decreased by 31% to $13.8 million in 2011 from $20.1 million in 2010.  The decrease is primarily due to the decrease in our revenues.  We expect that our cost of revenues as a percentage of revenues will remain similar in 2012, primarily due to the continuing costs associated with our large scale projects that will continue to account for a substantial portion of our revenues.

Gross Profit.  Our gross profit decreased by 24% to $5.6 million in 2011 from $7.4 million in 2010.  Our profit margin was approximately 29% in 2011 and 27% in 2010.  The increase in gross profit is mainly attributable to the decrease in revenues in 2011.

Research and Development Expenses, Net.  Research and development expenses, net increased by 115% to approximately $2.5 million in 2011 from $1.2 million in 2010.  The increase is primarily attributable to the development of our INS and radar technology.  We intend to continue to invest in the research and development of new products in 2012, particularly our INS and radar technology.

Marketing and Selling Expenses. Marketing and selling expenses decreased by 18% to approximately $2.1 million in 2011 from $2.6 million in 2010.  This decrease is primarily due to lower payments for marketing and business development personnel in 2011 compared to 2010 as a result of the decrease in revenues in 2011.

General and Administrative Expenses.  General and administrative expenses increased by 15% to approximately $2.0 million in 2011 from $1.7 million in 2010, primarily due to lower payments received from judgments relating to completed litigation.  We expect that in 2012 our general and administrative expenses will remain consistent.

Financial Expenses, Net.  Our financial expenses, net, decreased by 60% to $0.5 million in 2011 compared to $1.2 million in 2010.  Our interest expense, net, was $166,000 in 2011 compared to $252,000 in 2010.  Our amortization expense on a convertible note and loans from shareholders was $212,000 in 2011 compared to $576,000 in 2010.  Foreign currency exchange differences resulted in income of $304,000 in 2011 compared to expenses of $107,000 in 2010, primarily due to changes in the NIS/dollar exchange rate.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Revenues.  Our revenues increased by 49% to $27.5 million in 2010 from $18.4 million in 2009.  The increase was primarily due to the large scale integration projects that we are executing for our Latin American customers.

Cost of Revenues.  Cost of revenues increased by 65% to $20.1 million in 2010 from $12.2 million in 2009.  The increase was primarily due to the increase in our revenues.

Gross Profit.  Our gross profit increased by 19% to $7.4 million in 2010 from $6.2 million in 2009.  Our profit margin was approximately 27% in 2010 and 34% in 2009.  This increase in gross profit was attributable to our large integration projects that accounted for a significant part of our revenues in 2010, which projects generate lower gross margins than our typical product sales programs.

Research and Development Expenses.  Research and development expenses, net decreased by 27% to approximately $1.2 million in 2010 from $1.6 million in 2009.  The decrease was primarily due to the participation of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS, in the development of our radars.

Marketing and Selling Expenses. Marketing and selling expenses increased by 60% to approximately $2.6 million in 2010 from $1.6 million in 2009.  This increase was primarily due to increased payments for marketing and business development personnel as a result of the increase in revenues in the 2010 period.

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

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at the rate of 24% in 2011.  On December 5, 2011, the Knesset passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Tax Burden Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate and increases the corporate tax rate and capital gains tax to 25% in 2012 and thereafter.

As of December 31, 2011, our net operating loss carry forward for Israeli tax purposes was approximately $61.3 million including a capital loss carry forward of approximately $3.5 million.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development, and the International Finance Corporation.  Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the U.S., Australia, Canada and Japan.  These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.  In June 2010, Israel joined the Organization for Economic Co-operation and Development, or the OECD, an international organization whose members are governments of mostly developed economies.  The OECD's main goal is to promote policies that will improve the economic and social well-being of people around the world.

Israel and the European Union Community, known as the "European Union," concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years.  In 1985, Israel and the U.S. entered into an agreement to establish a Free Trade Area.  The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the "EFTA," established a free-trade zone between Israel and the EFTA nations.  In November 1995, Israel entered into a new agreement with the European Union, which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union.  Israel has established commercial and trade relations with other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and the Asia-Pacific region.

Impact of Currency Fluctuation and of Inflation

A significant portion of the cost of our Israeli operations, primarily personnel and facility-related, is incurred in NIS.  Therefore, our NIS related costs, as expressed in dollars, are influenced by the exchange rate between the dollar and the NIS.  In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in dollars may increase.  NIS linked balance sheet items, may also create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share.  Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations.  Therefore, exchange rate fluctuations could have a material adverse impact on our operating results and share price.  The caption "Financial expenses, net" in our consolidated financial statements includes the impact of these factors as well as traditional interest income or expense.  See Note 13 to our consolidated financial statements.

The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the NIS against the most important currency for our business, the dollar, until December 31 each year and the year before, and (ii) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2007	2008	2009	2010	2011
NIS vs. U.S. Dollar	(8.9)%	(1.1)%	(0.7)%	(6.0)%	7.7%
Israeli Consumer Price Index	3.4%	3.8%	3.9%	2.7%	2.2%

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results.  We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Recently Issued Accounting Standards

In June 2011, the FASB issued guidance on the presentation of comprehensive income, which amended existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, statement of comprehensive income or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. The guidance requires retrospective application, and it is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on our financial statements.

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on our financial statements.

B.	Liquidity and Capital Resources

We have historically met our financial requirements primarily through cash generated by operations, funds generated by our public offering in 1985, private placements of our ordinary shares and debt securities, loans from our principal shareholders, short-term loans and credit facilities from banks (most recently Bank Leumi Le-Israel B.M. and the Israeli branch of State Bank of India, or the Banks) research and development grants from the government of Israel and the Israel-U.S. Binational Industrial Research and Development Foundation, investment grants for approved enterprise programs and marketing grants from the government of Israel.

As of December 31, 2011, we owed $2.0 million under a revolving annual line of credit and $1.9 million of secured borrowing with a bank and other creditors against specific accounts receivables.  In addition, the Banks provided $1.8 million of guarantees on our behalf mainly to our customers and suppliers in the ordinary course of business.  The guarantees are secured by a first priority floating charge on all of our assets and by a fixed charge on goodwill (intangible assets), unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of loss).  Our agreements with the Banks prohibit us from: (i) selling or otherwise transferring any assets except in the ordinary course of business, (ii) placing a lien on our assets without the Banks' consent, or (iii) declaring dividends to our shareholders.

Our working capital as of December 31, 2010 and December 31, 2011, was $7.6 million and $3.0 million, respectively.  Cash and cash equivalents amounted to $850,000 as of December 31, 2010 compared to $1.1 million as of December 31, 2011.  Short-term and long-term bank deposits and restricted bank deposits amounted to $2.2 million as of December 31, 2010 compared to $1.8 million as of December 31, 2011.

In 2008, we borrowed $1.5 million from a company controlled by Mr. Yeung in order to facilitate further development of our INS technology.  This loan bears interest of LIBOR + 3% payable at the beginning of every quarter.  Principal payments equal to $90,000 were payable in six equal installments commencing July 1, 2009 and the remaining principal amount will be payable in eight equal installments, commencing April 1, 2011.  Subject to the approval of the Israeli Ministry of Defense, we will grant the lender a non-exclusive license to use the technology developed for non-military/commercial purposes.  The non-exclusive license will automatically convert into an exclusive license should we default on any of our obligations under the loan agreement.  We have also agreed in the future, subject to the approval of several governmental authorities including the Israeli Ministry of Defense, to establish a joint venture with Mr. Yeung or an affiliated entity that will be engaged in the production and marketing of such non-military/ commercial products and technology.

In October 2010, the maturity date of a $3 million convertible note issued to Mr. Yeung, our controlling shareholder, in October 2007 was extended to October 2012.  In addition, the expiration date of warrants to purchase up to an aggregate of 1,578,947 ordinary shares granted to Mr. Yeung at such time was extended to October 2014.  The convertible note bears interest at a rate of six-month LIBOR + 3.5% (which together was 4.3% at December 31, 2011) and is convertible into ordinary shares at a conversion price of $2.09 per share.  The modification was accounted for as a modification of debt in accordance with ASC 470-50.  As result, we recorded a $451,000 discount on the convertible note.  The discount will be amortized over the extended term of the convertible note using the interest method.  As of December 31, 2011, the net discount is $190,000.  See Item 7B. “Major Shareholders and Related Party Transactions - Related Party Transactions.”

In September 2011, we entered into a revolving loan agreement with Faith Content Development Ltd., or FCD, an entity controlled by Mr. Yeung, our controlling shareholder.  The loan was in the principal amount of $1.7 million, bearing interest of three month LIBOR + 2.5% per annum.  The principal and all the unpaid interest accrued thereupon was paid on February 29, 2012 by means of a set-off against the 2012 loan, received from Mr. Yeung, our controlling shareholder and Mr. Ben Zion Gruber, a shareholder and board member of our company.  Pursuant to the Israeli Companies Regulations (Relief from Related Party Transactions) 5760-2000 and based on a legal opinion that we received, we determined that shareholder approval was not required for this loan because the transaction was at market terms, in the ordinary course of business and did not harm our best interests.  However, in the event that within 14 days from the date of this Annual Report, one or more shareholders holding at least 1% of our voting rights will so request, this loan will be subject to the approval of a general meeting of our shareholders.

In February 2012, we entered into a $3.0 million loan agreement with FCD and Mr. Ben Zion Gruber.  The loan was approved by our Audit Committee and Board of Directors, and the transaction was also approved by our shareholders at an extraordinary meeting held in January 2012.  FCD provided $2.7 million and Mr. Ben Zion Gruber provided $300,000.  We used $1.7 million of the loan to repay in full all of the amounts due and payable under the September 2011 loan, as described above.  We intend to use the remaining $1.3 million to finance our future operations, including the continued development of our INS Technology and land radar for protection systems.  The loan bears interest at the rate of the greater of three months LIBOR + 5% per annum, or 7% per annum.  Interest is payable quarterly in arrears and the principal is due on February 28, 2014.  In addition, on February 28, 2012, we issued to FCD and to Mr. Ben Zion Gruber, 1,080,000 and 120,000 warrants, to purchase ordinary shares, respectively, at an exercise price of $2.50 per share.  These warrants may be exercised within a period of three years.

We had capital expenditures of $218,000 in the year ended December 31, 2011, primarily for machinery and equipment.  We currently do not have any significant capital spending or purchase commitments.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2009	2010	2011
	(U.S. dollars in thousands)
Net cash provided by (used in) operating activities	119	(1,864)	(1,754)
Net cash provided by (used in) investing activities	(330)	(2,027)	147
Net cash provided by financing activities	235	3,731	1,857
Effect of exchange rate changes on cash and cash equivalents	(1)	23	7
Net increase (decrease) in cash and cash equivalents	23	(137)	257
Cash and cash equivalents at beginning of the year	964	987	850
Cash and cash equivalents at end of the year	987	850	1,107

Net cash used in operating activities was $1.8 million in 2011.  This was primarily due to an increase in inventory of $2.1 million, a decrease in trade payables of $0.7 million and a decrease in other payables of $2.0 million.  This was offset by a decrease in trade receivables of $2.5 million, costs and estimated earnings in excess of billings, net of $1.2 million, depreciation and amortization of $1.0 million and amortization expense on a convertible note and loans of $212,000.  Net cash used in operating activities was $1.9 million in 2010. This was primarily due to an increase in trade receivables of $4.8 million, due to increase in revenues in 2010, particularly in the fourth quarter and an increase in costs and estimated earnings in excess of billings, net of $1.7 million.  This was offset by an increase in trade payables of $0.8 million and in other accounts payable and accrued expenses of $2.2 million, depreciation and amortization of $1.0 million and amortization expense on a convertible note and loans of $576,000. Net cash provided by operating activities was $119,000 in 2009.  This was primarily due to a decrease in costs and estimated earnings in excess of billings, net of $651,000, depreciation and amortization of $1.2 million and amortization expense on a convertible note and loans of $517,000.  This was offset by an increase in trade receivables of $1.2 million and an increase in inventories of $1.3 million.

Net cash provided by investing activities was approximately $147,000 in 2011, primarily due to change in restricted cash of $348,000.  Net cash used in investing activities was approximately $2.0 million in 2010, primarily due to change in restricted cash of $1.4 million and our investment of $603,000 in property, plant and equipment.  Net cash used in investing activities was approximately $330,000 in 2009, primarily due to our investment of $261,000 in property, plant and equipment and payment of $93,000 in conjunction with the acquisition of certain assets and liabilities of Vectop Limited in 2005.

Net cash provided by financing activities was $1.9 million in 2011, reflecting net proceeds of $1.7 million from a shareholder loan transaction.  Net cash provided by financing activities was $3.7 million in 2010, reflecting net proceeds of $3.7 million of short term bank credit.  Net cash provided by financing activities was $235,000 in 2009, reflecting net repayment to us of $173,000 of employee long-term loans and $203,000 of grants received from the OCS, which was offset by aggregate repayments of $132,000 of long-term loans to a bank.

As a result of the foregoing, at December 31, 2011, we had working capital of $3.0 million and cash and cash equivalents of $1.1 million as compared to working capital of $7.6 million and cash and cash equivalents of $850,000 at December 31, 2010.

We expect to fund our short-term liquidity needs, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from our cash and cash equivalents, operating cash flow and our credit facilities.  We believe that our current cash and cash equivalents, credit facilities and our expected cash flow from operations will be sufficient to meet our cash requirements in 2012.

As of December 31, 2011, a warrant to purchase 1,578,947 of our ordinary shares was outstanding.  This warrant was issued on December 10, 2007 in connection with the issuance of a $3.0 million convertible note to our controlling shareholder at an exercise price of $ 2.38 per share.  The warrant is exercisable until October 15, 2014.  To the extent that the warrant is exercised, the proceeds will be added to our working capital.

C.	Research and Development, Patents and Licenses

Research and Development

Our research and development investments focus on improvements to our existing products and the development of complementary products that would provide continued support for our current customers and would improve our capability to market our products to new customers.  In 2011, 2010 and 2009 we incurred $2.5 million, $1.2 million and $1.6 million, respectively, of research and development expenses, net.  The vast majority of these expenses are attributable to the research on our inertial navigation systems and radars.  In 2012, we will continue to invest in the research and development of new products.  As of December 31, 2011, we employed 44 engineers in research and development who concentrate mainly on research and development activities generated through customer orders and to a lesser extent on internal research and development activities.

The OCS encourages research and development by providing grants to Israeli companies.  The terms of such grants prohibit the manufacture of the developed products outside of Israel and the transfer of technologies developed using the grants to any person without the prior written consent of the OCS.  During 2011, 2010 and 2009, we developed a new radar sensor for APS, partly financed by the OCS.  In 2011, 2010 and 2009, we received royalty bearing grants of $382,000, $179,000 and $203,000, respectively, from the OCS.

Pursuant to applicable Israeli law, we are currently required to pay royalties at the rate of 3-5% of sales of products developed with certain grants received from the OCS, up to 100% of the amount of such grants, adjusted by the exchange rate with the dollar.  As of December 31, 2011, our total obligation for royalty payments, net of royalties paid or accrued was approximately $1.5 million.

We are committed to pay royalties to the Israel - United States Binational Industrial Research and Development Foundation at the rate of 5% of the sales proceeds up to 150% of the research and development expenses financed by the foundation.  Our total obligation for royalties, net of royalties paid or accrued, totaled approximately $2.1 million as of December 31, 2011.

D.	Trend Information

In 2011, our revenues decreased by 24% compared to our revenues in 2010.  We expect that in 2012 our revenues will increase.   However, our revenues are subject to government budgets and we cannot provide any assurances that the economic climate will not result in the cancellation or suspension of certain projects or programs.

Our future revenues will, in great measure, be dependent upon the success of our sales and marketing strategy.  We are currently focusing our sales efforts on:

•	Avionics solutions (including for UAVs);

•	Digital Video & Data Recorders and GDS;

•	INS; and

•	Radar systems for force and border protection solutions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2011 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-term debt obligations	$5,436,000	$5,244,000	$192,000	-	-
Operating lease obligations	1,538,000	650,000	888,000	-	-
Total	$6,974,000	$5,894,000	$1,080,000	-	-

In addition, we have long-term liabilities for severance pay for certain employees that are calculated pursuant to Israeli law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Under Israeli law, employees are entitled to one month's salary for each year of employment or a portion thereof upon termination of employment in certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause.  As of December 31, 2011 our severance pay liability was $500,000.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Herzle Bodinger	69	Executive Chairman of the Board of Directors
Zvi Alon	58	Chief Executive Officer
Dov Sella	56	Chief Business Development Officer
Shiri Lazarovich	37	Chief Financial Officer
Oleg Kiperman	58	Chief Technology Officer
Adrian Berg	64	Director
Roy Kui Chuen Chan	65	Director
Ben Zion Gruber	53	Director
Michael Letchinger	56	Director
Nurit Mor	68	Outside director
Eli Akavia	64	Outside director

Messrs. Chan and Gruber will serve as directors until our 2012 annual general meeting of shareholders.  Messrs. Bodinger and Letchinger will serve as directors until our 2013 annual general meeting of shareholders.  Mr. Berg will serve as a director until our 2014 annual general meeting of shareholders.  Ms. Mor and Mr. Akavia serve as outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until October 28, 2012.

Herzle Bodinger has served as the executive chairman of our board of directors since July 1998.  General (Res.) Bodinger first joined us in May 1997 as the chief executive officer of our U.S. subsidiary and was appointed our chief executive officer in June 1998.  General Bodinger served as our chief executive officer from 1998 until 2001 and from June 2006 until July 2007.  General Bodinger served as the Commander of the IAF from January 1992 through July 1996.  During the 35 years of his service in the IDF, he also served as a fighter pilot while holding various command positions.  General Bodinger holds a B.A. degree in Economics and Business Administration from the Bar-Ilan University and completed the 100th Advanced Management Program at Harvard University.

Zvi Alon has served as our chief executive officer since July 2007.  Mr. Alon joined us in January 2000 and served as our chief operating officer until March 2003 when he was appointed vice president of marketing and sales.  From 1982 to 1999, Mr. Alon served in various managerial positions with the IAI, as director of business development and marketing, director of electrical and avionics engineering, avionics programs manager and group leader and operational definition officer of the "Lavi" project office.  Previously, Mr. Alon served in the IAF for ten years.  Mr. Alon holds a B.Sc. degree in Mathematics and Computer Science and a M.Sc. degree in Computer Science, both from Tel Aviv University.

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

Dov Sella has served as our chief business development officer since July 2007.  Prior to that and from January 2003, Mr. Sella served as our chief operations officer.  Mr. Sella has over 20 years of senior management and product development experience.  From 1982 until 1997, Mr. Sella worked for Elbit Systems Ltd., a leading Israeli defense contractor.  Among his positions at Elbit, he served as director of programs, director of avionics engineering and director of business development.  Between 1997 and 2000, Mr. Sella served as executive vice president and vice president of business development and vice president of research and development of UltraGuide Ltd., a medical devices start-up.  During the three years prior to joining our company, Mr. Sella was the president of NeuroVision Inc., a medical technology start-up.  Mr. Sella has a B.Sc. degree (cum laude) in Computer Engineering from the Technion - Israeli Institute of Technology.  Mr. Sella served as a fighter aircraft navigator in the IAF.

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

Michael Letchinger, has served as a director since 2004.  Mr. Letchinger is a designee of Horsham Enterprises Ltd.  Since 2000, Mr. Letchinger has been general counsel and senior vice president-managing of Potomac Golf Properties, LLC, a company engaged in real estate development and free standing golf facilities.  From 1994 to 2000, Mr. Letchinger was general counsel and senior vice president-managing of Potomac Development Associates, a sister company of Potomac Golf Properties, LLC.  Mr. Letchinger holds a B.A. degree in Economics from Brandeis University, Waltham, Massachusetts, and a J.D. degree from University of Chicago Law School.

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

Eli Akavia has served as one of our outside directors since August 2006.  Mr. Akavia has served as an independent consultant in accounting and audit issues since August 2002.  From 1979 to 2002, Mr. Akavia served as partner in various positions in Luboshitz Kasierer, which was merged into Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global.  Mr. Akavia also serves as a director of On Track Innovation Ltd., Starling Ltd. and in Eshlad Ltd. Direct Funds, all of which are public Israeli companies.  Mr. Akavia has been a Certified Public Accountant (Israel) since 1975 and holds a B.Sc. degree in Mathematics and Economics from the Hebrew University of Jerusalem and an M.B.A. degree from Tel Aviv University.

B.	Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2011.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting of 11 persons	$1,125,810	$306,146

During the year ended December 31, 2011, we paid each of our outside directors a per-meeting attendance fee of NIS 1,799 (approximately $500) and an annual fee of NIS 28,286 (approximately $7,900).

As of December 31, 2011, our directors and executive officers as a group, consisting of 11 persons, held options to purchase an aggregate of 580,740 ordinary shares, at exercise prices ranging from $2.07 to $3.42 per share, vesting over three years.  These options were issued under our 2003 Stock Option Plan and expire in January 2013.

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

Messrs. Chan and Gruber are Class A directors and will hold office until the Annual General Meeting of Shareholders to be held in 2012.  Messrs. Bodinger and Letchinger are Class B directors and will hold office until the Annual General Meeting of Shareholders to be held in 2013.  Mr. Berg is a Class C director and will hold office until the Annual General Meeting of Shareholders to be held in 2014.  Ms. Mor and Mr. Akavia serve as our outside directors and each will hold office for a second three year term until October 28, 2012.

We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors and instead follow Israeli law and practice.  See below in this Item 6C. "Directors, Senior Management and Employees - Board Practices - NASDAQ Marketplace Rules and Home Country Practices."

Outside and Independent Directors

Outside Directors.  The Israeli Companies Law requires publicly held Israeli companies to appoint at least two outside directors.  The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above as well as a sibling, brother, sister or parent of the foregoing relatives.  In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company.  Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an outside director.  In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an outside director is appointed, all current members of the board of directors are of the same gender, then that outside director must be of the other gender.  A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

At least one of the elected outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Capital Market, such as our company, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign exchange serves on its board of directors.  All of the outside directors of such a company must have “professional qualification.”

The outside directors are elected by shareholders at a general meeting.  The shareholders voting in favor of their election must include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the outside director (unless such personal interest is not related to such persons relationship with the controlling shareholder).  This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the outside director represent 2% or less of the voting rights in the company.

In general, under the Israeli Companies Law, outside directors serve for a three-year term and may be reelected to two additional three-year terms, at the nomination of either the board of directors or any shareholder(s) holding at least 1% of the voting rights in the company.  If the board of directors proposed the nominee, the reelection must be approved by the shareholders in the same manner required to appoint outside directors for an initial term, as described above.  If such reelection is proposed by shareholders, such reelection requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company.  Outside directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court order, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee and the Financial Statements Review Committee must include all the outside directors.  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors.  In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of NASDAQ and the Securities and Exchange Commission.  However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  We do not follow the requirement of the NASDAQ Stock Market Rules to maintain a majority of independent directors on our board and instead follow Israeli law and practice (see Item 16G. "Corporate Governance").  However, we have the mandated three independent directors on our audit committee, in accordance with the rules of the Securities and Exchange Commission and NASDAQ Stock Market.

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

We do not follow the requirements of the NASDAQ Stock Market Rules with regard to regularly scheduled meetings of independent directors.  Under Israeli law, outside directors are not required to hold executive sessions.  See below in this Item 6C. "Directors, Senior Management and Employees - Board Practices - NASDAQ Marketplace Rules and Home Country Practices."

Committees of the Board of Directors

Audit Committee.   Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must be comprised of at least three directors, the majority of which must be independent directors.  Such independent directors must meet all of the standards required of an outside director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine year period will not be deemed to interrupt the nine year period).  The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; a controlling shareholder or any of the controlling shareholder’s relatives; and any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder.  Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter.  However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting.

The responsibilities of the audit committee include, among other things, identifying irregularities in the management of the company’s business, approving related party transactions as required by law, review of the internal controls of the company, the internal auditor’s audit plan and the independent auditor’s engagement and compensation.  The audit committee is also required to establish and monitor whistleblower procedures.  Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be financially literate, satisfy the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ and one of whom must have an accounting or related financial management expertise at senior levels within a company.

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

The current members of our audit committee are Ms. Nurit Mor and Messrs. Eli Akavia and Ben Zion Gruber, each of whom satisfies the "independence" requirements of both the Securities and Exchange Commission and NASDAQ.  We also comply with Israeli law requirements for audit committee members.  The audit committee meets at least once each quarter.

Compensation Committee.  Our board of directors established a compensation committee composed of Ms. Nurit Mor and Mr. Adrian Berg.  The compensation committee is authorized to determine all compensations issues, including the administration of our option plans, subject to general guidelines determined by our board of directors from time to time.  The compensation committee also makes recommendations to our board of directors in connection with the terms of employment of our chief executive officer.

Internal Audit

The Israeli Companies Law also requires the board of directors of a publicly held company to appoint an internal auditor nominated by the audit committee.  An internal audit must satisfy the Israeli Companies Law's independence requirements.  The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice.  Under the Companies Law, the internal auditor may not be an interested party or an office holder, or a relative of any of the foregoing, nor may the internal auditor be the company's independent accountant or its representative.  Our internal auditor complies with the requirements of the Israeli Companies Law.

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

Approval of Transactions with Office Holders

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors including exculpation, insurance and indemnification of, or an undertaking to, indemnify such office holders require both audit committee and board of directors approval.  The compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

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

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements which apply to an office holder also apply to a controlling shareholder with respect to his or her personal interest in any existing or proposed transaction by us.  The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such a transaction must include at least a simple majority of the shareholders voted on the matter, excluding the votes of shareholders who have a personal interest in such transaction.  This majority requirement will not apply if the total number of shares of disinterested shareholders who vote against the approval of the transaction represent less than 2% of the voting rights in the company.

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

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company's outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.  The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer.  However, in the event of a full tender offer, the offeror may determine that any shareholder who accepts the offer will not be entitled to appraisal rights.  Such determination will be effective only if the offeror or the company has timely published all the information that is required to be published in connection with such full tender offer pursuant to all applicable laws.

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

As of December 31, 2011, we employed 99 persons, of whom 44 persons were employed in research, development and engineering, 42 persons in manufacturing and logistics, 4 persons in sales and marketing, and 9 persons in administration, management and finance.  All of our employees are located in Israel.  In addition, CACS, our 80%-owned subsidiary, employed 21 persons in China as of such date.

As of December 31, 2010, we employed 104 persons, of whom 44 persons were employed in research, development and engineering, 45 persons in manufacturing and logistics, 4 persons in sales and marketing, and 9 persons in administration, management and finance.  All of our employees are located in Israel.  In addition, CACS, our 80%-owned subsidiary, employed 21 persons in China as of such date.

On December 31, 2009, we employed 107 persons, of whom 50 persons were employed in research, development and engineering, 45 persons in manufacturing and logistics, 3 persons in sales and marketing, and 9 persons in administration, management and finance.  All of our employees are located in Israel.  In addition, CACS employed 21 persons in China as of such date.

Our technical employees have signed nondisclosure agreements covering all proprietary information that they might possess or to which they might have access.  Employees are not organized in any union, although they are employed according to provisions established by the Israeli Ministry of Industry, Trade and Labor.  Certain provisions of the collective bargaining agreements between the General Federation of Labor in Israel (Histadrut) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) are applicable to our Israeli employees by order of the Israeli Ministry of Industry, Trade and Labor.  These provisions primarily concern the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment.  We generally provide our employees with benefits and working conditions beyond the required minimums.  Under the collective bargaining agreements, the wages of most of our employees are linked to the Israeli consumer price index, although the extent of the linkage is limited.

Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause.  Further, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute; such amounts also include payments for national health insurance.  Most of our ongoing severance obligations for our Israeli employees are provided for by monthly payments made by us for insurance policies to cover these obligations.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 28, 2012 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership(2)
Herzle Bodinger (3)(4)	183,333	2.0%
Zvi Alon (3)(5)	90,000	1.0%
Dov Sella (3)(5)	100,000	1.1%
Shiri Lazarovich (3)(6)	16,000	*
Oleg Kiperman (3)(7)	52,407	*
Adrian Berg (8)(9)	86,533	1.0%
Roy Kui Chuen Chan (10)(11)	59,533	*
Ben Zion Gruber (3)(12)	120,000	1.3%
Michael Letchinger (13)	--	--
Nurit Mor (3)	--	--
Eli Akavia (3)	--	--
All directors and executive officers as a group (11 persons)	707,806	7.4%
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

(2)	The percentages shown are based on 8,918,647 ordinary shares issued and outstanding as of March 28, 2012.

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

(5)
All such ordinary shares are subject to currently exercisable options granted under our 2003 stock option plan.  Options to purchase 33,333 ordinary shares are exercisable at an exercise price of $2.07 per share and options to purchase 56,667 ordinary shares are exercisable at an exercise price of $2.40 per share.  The options expire in January 2013.

(6)
All such ordinary shares are subject to currently exercisable options granted under our 2003 stock option plans.  Options to purchase 2,667 ordinary shares are exercisable at an exercise price of $3.42 per share and options to purchase 13,333 ordinary shares are exercisable at an exercise price of $2.40 per share.  The options expire in January 2013.

(7)
Includes 48,407 ordinary shares subject to currently exercisable options granted under 2003 stock option plan.  Options to purchase 21,740 ordinary shares are exercisable at an exercise price of $2.07 per share and options to purchase 26,667 ordinary shares are exercisable at an exercise price of $2.40 per share.  The options expire in January 2013.

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

(12)
All such ordinary shares are subject to currently exercisable warrants granted pursuant to the loan agreement entered into in February 2012.  Warrants to purchase 120,000 ordinary shares are exercisable at an exercise price of $2.50 per share.  The warrants expire in February 2015.

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

In May 2008, we granted to four of our directors options to purchase a total of 261,000 ordinary shares for an exercise price of $2.14 per share in exchange for options to purchase 258,000 ordinary shares that were granted to those directors in 2003 for an exercise price of $4.02 per share.  Those new options granted were fully vested and there was no compensation expense related to those options.

As of December 31, 2011, options to purchase 1,452,000 ordinary shares had been granted under the 2003 Plan at an average exercise price of $2.80 per share.  Of such options, options to purchase 106,262 ordinary shares had been exercised, options to purchase 627,165 ordinary shares had been cancelled, expired or forfeited and options to purchase 718,573 ordinary shares were outstanding and exercisable having an average exercise price of $2.45 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information as of March 28, 2012, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Howard P.L. Yeung (3) (5)	7,991,872	61.4%
Kenneth Yeung (4) (5)	450,029	5.0%

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

(2)	The percentages shown are based on 8,918,647 ordinary shares outstanding as of March 28, 2012.

(3)
Includes (i) 3,447,489 outstanding ordinary shares; (ii) 1,435,407 ordinary shares issuable upon conversion of a convertible note held by Faith Content Development Limited, an affiliate of Mr. Yeung; (iii) 2,658,947 ordinary shares issuable upon the exercise of currently exercisable warrants held by Mr. Yeung; and (iv) 450,029 ordinary shares held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother Kenneth Yeung. Mr. Howard Yeung may be deemed to control our company.

(4)	The shares are held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother Kenneth Yeung.

(5)	The address of Messrs. Howard P.L. Yeung and Kenneth Yeung is 2202 Kodak House II, 39 Healthy Street, North Point, Hong Kong.

Significant Changes in the Ownership of Major Shareholders

On February 28, 2012, we entered into a $3.0 million loan agreement with FCD, an entity controlled by Mr. Yeung, our controlling shareholder, and Mr. Ben Zion Gruber, a shareholder and board member of our company.  According to this loan agreement, we issued warrants to purchase 1,080,000 and 120,000 ordinary shares to our controlling shareholder and to Mr. Ben Zion Gruber respectively,  at an exercise price of $2.50 per share.  These warrants expire in February 2015.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by American Stock Transfer & Trust Company, our transfer agent, as of March 28, 2012, there were 146 holders of record of our ordinary shares, of which 128 record holders holding approximately 62.6% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees.

B.	Related Party Transactions

On October 15, 2007, we entered into a $3.0 million loan agreement with Mr. Yeung, pursuant to which, we issued to Mr. Yeung a convertible note that is convertible into ordinary shares at a conversion price of $2.09 per share.  The convertible note was initially scheduled to mature on October 14, 2010.  In addition, Mr. Yeung received warrants to purchase up to an aggregate of 1,578,947 ordinary shares at an exercise price of $2.375 per share, exercisable for a period of five years beginning on October 15, 2007.  Effective as of April 2010, our Audit Committee and Board of Directors approved an amendment to the loan transaction according to which the maturity date of the notes and the expiration date of the warrants has been extended by two years, until October 14, 2012 and October 15, 2014, respectively.  Pursuant to the Israeli Companies Regulations (Relief from Related Party Transactions) 5760-2000 and based on a legal opinion that we received, we determined that shareholder approval was not required for the amendment to the loan transaction, since it extends the term of an existing transaction that was duly approved in accordance with requirements of the Israeli Companies Law.

In September 2011, we entered into a revolving loan agreement with FCD, an entity controlled by Mr. Yeung, our controlling shareholder.  The loan was in the principal amount of $1.7 million, bearing interest of three month LIBOR + 2.5% per annum.  The principal and all the unpaid interest accrued thereupon was paid on February 29, 2012 by means of a set-off against a loan received from Mr. Yeung, our controlling shareholder and Mr. Ben Zion Gruber, a shareholder and board member of our company.  Pursuant to the Israeli Companies Regulations (Relief from Related Party Transactions) 5760-2000 and based on a legal opinion that we received, we determined that shareholder approval was not required for this loan because the transaction was at market terms, in the ordinary course of business and did not harm our best interests.  However, in the event that within 14 days from the date of this Annual Report one or more shareholders holding at least 1% of our voting rights so request, this loan will be subject to the approval of a general meeting of our shareholders.

In February 2012, we entered into a $3.0 million loan agreement with FCD and Mr. Ben Zion Gruber.  The loan was approved by our Audit Committee and Board of Directors, and the transaction was also approved by our shareholders at an extraordinary meeting held in January 2012.  FCD provided $2.7 million and Mr. Ben Zion Gruber provided $300,000.  We used $1.7 million of the loan to repay in full all of the amounts due and payable under the September 2011 loan, as described above.  We intend to use the remaining $1.3 million to finance our future operations, including the continued development of our INS Technology and land radar for protection systems.  The loan bears interest at the rate of the greater of three months LIBOR + 5% per annum, or 7% per annum.  Interest is payable quarterly in arrears and the principal is due on February 28, 2014.  In addition, on February 28, 2012 we issued to FCD and to Mr. Ben Zion Gruber, warrants to purchase 1,080,000 and 120,000 ordinary shares, respectively, at an exercise price of $2.50 per share.  These warrants may be exercised within a period of three years.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Legal Proceedings

Currently, we are not a party to any legal proceedings; however, from time to time we are involved in legal proceedings arising from the operation of our business.  Based on the advice of our legal counsel, management believes such current proceedings, if any, will not have a material adverse effect on our financial position or results of operations.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2011.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low
2007	$3.00	$1.95
2008	$2.80	$0.50
2009	$3.09	$0.52
2010	$2.93	$1.81
2011	$4.48	$1.55

Quarterly Stock Information

The following table sets forth for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

2010	High	Low
First Quarter	$2.93	$2.23
Second Quarter	$2.63	$1.81
Third Quarter	$2.74	$1.91
Fourth Quarter	$2.65	$2.20

2011	High	Low
First Quarter	$3.53	$2.14
Second Quarter	$4.48	$2.85
Third Quarter	$4.28	$1.80
Fourth Quarter	$2.64	$1.55

2012	High	Low
First Quarter (through March 28, 2012)	$2.37	$1.86

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
October 2011	$2.64	$1.82
November 2011	$2.40	$1.55
December 2011	$2.08	$1.55
January 2012	$2.37	$1.86
February 2012	$2.20	$1.89
March (through March 28, 2012)	$2.10	$1.87

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The Powers of the Directors

Under the provisions of the Israeli Companies Law, and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested.  In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting.  See Item 6C. "Directors, Senior Management and Employees - Board Practices – Approval of Related Party Transactions Under Israeli Law."

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

The rights attached to the ordinary shares are as follows:

Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared.  The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law.  Our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors.  See Item 8A. "Financial Information – Consolidated and Other Financial Information – Dividend Distribution Policy."  If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed.  We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

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

Pursuant to our articles of association, our directors are elected at our annual general meeting of shareholders for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting, and hold office until the third next annual general meeting of shareholders and until their successors have been elected.  All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.  For information regarding the election of outside directors, see Item 6C "Directors, Senior Management and Employees - Board Practices -Election of Directors."

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

Limitations on any existing or prospective major shareholder.  See Item 6C. "Directors, Senior Management and Employees - Board Practices – Approval of Related Party Transactions Under Israeli Law."

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

Provisions Restricting Change in Control of Our Company

The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction.  The approval of the board of directors of both companies is subject to such board's confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors.  Each company must notify its creditors about the contemplated merger.  Generally, under the Israeli Companies Law, our articles of association are deemed to include a requirement that such merger be approved by a special resolution of the shareholders, as explained above.  The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder.  For purposes of the shareholders’ approval, the merger shall not be deemed as granted, unless the court determines otherwise, if it is not supported by the majority of the shares represented at the general meeting, other than those shares that are held by the other party to the merger or by any shareholder holding 25% or more of the outstanding share capital of the company or the right to appoint 25% or more of the members of the board of directors.  See Item 6C.  "Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law."

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

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of the outstanding shares, the acquisition must be made by means of a tender offer for the entire outstanding shares.  In such event, if less than 5% of the outstanding shares are not tendered in the tender offer, all the shares of the company will be deemed as tendered and sold.  However, if more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire any shares at all.  The law provides for appraisal allowing any shareholder to file a motion to the court within six months following the consummation of a full tender offer. However, in the event of a full tender offer, the offeror may determine that any shareholder who accepts the offer will not be entitled to appraisal rights.  Such determination will be effective only if the offeror or the company has timely published all the information that is required to be published in connection with such full tender offer pursuant to all applicable laws.

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

General Corporate Tax Rate

The Israeli corporate tax rate was 26% in 2009, 25% in 2010 and 24% in 2011.  On December 5, 2011, the Israeli Parliament, the Knesset, passed the Law for Tax Burden Reform (Legislative Amendments), 2011, which among others, cancels effective from January 1, 2012, the scheduled progressive reduction in the corporate tax rate, and increases the corporate tax rate to 25% in 2012 and thereafter.  In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.  Capital gains derived after January 1, 2003 (the gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are subject to tax at a rate of 25%.

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

Taxation of Foreign Resident Holders of Shares

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20% (25% in 2012), which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence.  With respect to a substantial shareholder, the applicable tax rate is at 25% (30% in 2012 and tax will be withheld at source at a rate of 25% in 2012).  Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income; provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

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

Controlled Foreign Corporation

In general, and subject to the provisions of all relevant legislation, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income (generally referred to as a Controlled Foreign Corporation, or CFC), is liable for tax on the portion of his income attributed to holdings in such corporation, as if such income was distributed to him as a dividend.

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

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares.  This summary does not discuss all the tax consequences that may be relevant to a U.S. Holder in light of such holder's particular circumstances or to U.S. Holders subject to special rules, including persons that are non-U.S. Holders, broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, taxpayers whose functional currency is not the U.S. dollar, persons who hold the ordinary shares through partnerships or other pass-through entities, persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, investors that actually or constructively own 10 percent or more of our voting shares, and investors holding ordinary shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

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

If we are treated as a PFIC for any taxable year in your holding period, dividends would not qualify for the reduced maximum tax rate, discussed above, you would be required to make an annual return on IRS Form 8621 regarding your ordinary shares and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund," or QEF election, or to "mark-to-market" your ordinary shares, as described below:

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

Additional Tax on Investment Income

In addition to the taxes on dividends and dispositions of our ordinary shares described above, recently enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on net investment income, which may include dividends and capital gains, for taxable years beginning after December 31, 2012.

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

Beginning with the 2011 tax year, U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their U.S. Federal income tax return. Such form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution and a U.S. branch of a non-US institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ordinary shares.

Any U.S. holder who holds 10% or more in vote or value of our ordinary shares may be subject to certain additional U.S. information reporting requirements.

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

Foreign Currency Exchange Risk

The depreciation of the NIS against the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar).  As of December 31, 2011, we had liabilities payable in NIS which are not linked to the dollar in the amount of $6.3 million and cash and receivables in the amount of $2.6 million denominated in NIS.  Accordingly, 1% appreciation of the NIS against the dollar would increase our financing expenses by approximately $90,000.  A 1% depreciation of the NIS against the dollar would decrease our financing expenses by the same amount.  Neither a 10% increase nor decrease in current exchange rates would have a material effect on our consolidated financial statements.  However, the amount of liabilities payable and/or cash and receivables in NIS is likely to change from time to time.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our consolidated financial statements in continuing operations.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2011, our internal control over financial reporting is effective.

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

	Year Ended December 31
Services Rendered:	2010		2011
Audit (1)	$96,000		$99,000
Other	15,000	(2)	-
Total	$111,000		$99,000
___________
(1)  Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit and reviews of our interim financial results, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.
(2)  This amount relates to services provided in connection with a proposed financing.

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

Issuer Purchase of Equity Securities

Neither we, nor any "affiliated purchaser" of our company, has purchased any of our securities during 2011.

ITEM 16F.	CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules.  A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.

In May 2005 and August 2005, we informed NASDAQ that we do not comply with the following requirements of Rule 5615(a)(3), and instead follow Israeli law and practice in respect of such requirements:

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.               EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (1)
2.1	Specimen of Share Certificate (1)
4.2	2003 Employee Stock Option Plan, as amended (2)
4.3	Loan Agreement dated July 1, 2008, between the Registrant and Faith Content Development Ltd. (3)
4.4	Joint Venture Agreement dated July 2, 2008, between the Registrant and Faith Content Development Ltd. (4)
4.5	License Agreement dated July 2, 2008 between the Registrant and Faith Content Development Ltd. (5)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema Document.*
101.CAL	XBRL Taxonomy Calculation Linkbase Document.*
101.LAB	XBRL Taxonomy Label Linkbase Document.*
101.PRE	XBRL Taxonomy Presentation Linkbase Document.*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.*
_________

*
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

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

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 2 Pal-Yam Avenue Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972 (4)8654022 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

We have audited the accompanying consolidated balance sheets of Rada Electronic Industries Ltd. ("the Company") and subsidiary as of December 31, 2011 and 2010 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiary as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Haifa, Israel	KOST FORER GABBAY & KASIERER
March 29, 2012	A Member of Ernst & Young Global

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2011	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,107	$850
Restricted cash	1,385	1,448
Trade receivables (net of allowance for doubtful accounts of $ 7 and $ 78 at December 31, 2011 and 2010, respectively)	6,920	9,452
Costs and estimated earnings in excess of billings on uncompleted contracts	814	2,698
Other accounts receivable and prepaid expenses	727	820
Inventories	7,655	6,215

Total current assets	18,608	21,483

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,563	1,546

PROPERTY, PLANT AND EQUIPMENT, NET	3,277	3,173

OTHER ASSETS:
Intangible assets, net	155	309
Goodwill	587	587

Total other assets	742	896

Total assets	$24,190	$27,098

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2011	2010

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank credit and current maturities of long-term loans	$6,338	$4,274
Trade payables	2,380	3,083
Convertible note from a shareholder, net	2,810	-
Other accounts payable and accrued expenses	4,126	6,061
Billings in excess of costs and estimated earnings on uncompleted contracts	-	471

Total current liabilities	15,654	13,889

LONG-TERM LIABILITIES:
Loans from shareholders, net	176	881
Convertible note from a shareholder, net	-	2,598
Accrued severance pay and other long term liability	516	547

Total long-term liabilities	692	4,026

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at December 31, 2011 and 2010; Issued and outstanding: 8,918,647 and 8,868,857 shares at December 31, 2011 and December 31, 2010 respectively	119	119
Additional paid-in capital	70,176	70,060
Accumulated other comprehensive income	443	392
Accumulated deficit	(63,514)	(61,988)

Total RADA Electronic Industries shareholders' equity	7,224	8,583
Non-controlling interest	620	600

Total equity	7,844	9,183

Total liabilities and equity	$24,190	$27,098

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2011	2010	2009

Revenues:
Products	$17,469	$25,776	$16,010
Services	1,936	1,747	2,432

	19,405	27,523	18,442
Cost of revenues:
Products	12,707	19,297	11,083
Services	1,093	820	1,140

	13,800	20,117	12,223

Gross profit	5,605	7,406	6,219

Operating costs and expenses:
Research and development, net	2,543	1,182	1,616
Marketing and selling	2,106	2,563	1,607
General and administrative	1,997	1,732	1,937

Total operating costs and expenses	6,646	5,477	5,160

Operating profit (loss)	(1,041)	1,929	1,059
Financial expenses, net	478	1,184	832

Net income (loss)	(1,519)	745	227

Less: Attributable to non-controlling interest	(7)	(11)	(14)
Net income (loss) attributable to RADA Electronic Industries' shareholders	$(1,526)	$734	$213

Net income (loss) per share attributable to RADA Electronic Industries' shareholders:

Basic and diluted net income (loss) per Ordinary share	$(0.17)	$0.08	$0.02

Weighted average number of Ordinary shares used for computing basic and diluted net income (loss) per share	8,899,161	8,868,857	8,862,544

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of		Additional	Accumulated other		Non
	Ordinary	Share	paid-in	comprehensive	Accumulated	controlling	Total
	shares	capital	capital	income (loss)	deficit	interest **)	equity

Balance at January 1, 2009	8,858,553	$119	$69,495	$317	$(62,935)	$556	$7,552
Share-based compensation for employees	-	-	62	-	-	-	62
Exercise of options	5,304	*) -	12	-	-	-	12
Exercise of warrants	5,000	*) -	9	-	-	-	9
Foreign currency translation adjustment, net	-	-	-	(1)	-	-	(1)
Net income	-	-	-	-	213	14	227

Balance at December 31, 2009	8,868,857	119	69,578	316	(62,722)	570	7,861
Share-based compensation for employees	-	-	31	-	-	-	31
Discount on convertible loan due to modification of debt	-	-	451	-	-	-	451
Foreign currency translation adjustment, net	-	-	-	76	-	19	95
Net income	-	-	-	-	734	11	745

Balance at December 31, 2010	8,868,857	119	70,060	392	(61,988)	600	9,183
Exercise of options	49,790	*) -	116	-	-	-	116
Foreign currency translation adjustment, net	-	-	-	51	-	13	64
Net income	-	-	-	-	(1,526)	7	(1,519)

Balance at December 31, 2011	8,918,647	119	70,176	443	(63,514)	620	7,844

*)	Represents an amount lower than $ 1.
**)	Effective January 1, 2009, the Company reclassified noncontrolling interest in the equity

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009

Cash flows from operating activities:
Net income (loss)	$(1,519)	$745	$227
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	951	962	1,176
Amortization expense - convertible note and loans	212	576	517
Share-based compensation for employees	-	31	62
Severance pay, net	1	85	(25)
Decrease (increase) in trade receivables, net	2,532	(4,777)	(1,241)
Increase in other accounts receivable and prepaid expenses	(417)	(395)	(30)
Decrease (increase) in costs and estimated earnings in excess of billings, net	1,224	(1,659)	651
Increase in inventories	(2,069)	(501)	(1,315)
Increase (decrease) in trade payables	(697)	493	(170)
Increase (decrease) in other accounts payable and accrued expenses	(1,972)	2,576	267

Net cash provided by (used in) operating activities	(1,754)	(1,864)	119

Cash flows from investing activities:

Cash paid in conjunction with the acquisition of certain assets and liabilities of Vectop (earn-out)	-	-	(93)
Purchase of property, plant and equipment	(218)	(603)	(261)
Increase (decrease) in deposits	17	(11)	(9)
Change in restricted cash	348	(1,413)	33

Net cash provided by (used in) investing activities	147	(2,027)	(330)

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009
Cash flows from financing activities:

Proceeds from long-term loan from a shareholder	1,700	-	-
Proceeds from long-term receivables	-	-	173
Proceeds from long-term loans from banks, net	-	-	-
Repayments of current maturities of long-term loans	-	-	(132)
Repayment of long term loan from shareholders	(529)	(160)	(30)
Short-term bank credit, net	188	3,712	-
Grants received from OCS	382	179	203
Exercise of options and warrants	116	-	21

Net cash provided by financing activities from continuing operations	1,857	3,731	235

Effect of exchange rate changes on cash and cash equivalents	7	23	(1)

Increase (decrease) in cash and cash equivalents	257	(137)	23
Cash and cash equivalents at the beginning of the year	850	987	964

Cash and cash equivalents at the end of the year	$1,107	$850	$987

		Year ended December 31,
		2011	2010	2009
(b)	Supplemental disclosures of cash flow activities:

	Net cash paid during the year for:

	Income taxes	$63	$7	$9

	Interest	$168	$219	$240

(c)	Non-cash transactions

	Transfer of inventory to property, plant and equipment	$629	$-	$39

	Goodwill in respect of Vectop	$-	$-	$30

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.
Rada Electronic Industries Ltd. ("the Company") is an Israel - based defense electronics contractor that specialize in the development, manufacture and sale of data recording and management systems (such as digital video and data recorders, ground debriefing stations, head-up display cameras), inertial navigation systems for air and land applications, avionics solutions (such as aircraft upgrades, avionics for unmanned aircraft vehicles, or UAVs, store management systems and interface computers) and land radar for force and border protection applications (active protective systems for armored fighting vehicles, hostile fire detection and perimeter surveillance ). The Company also provides test and repair services using its CATS testers and test program sets for commercial aviation electronic systems mainly through its Chinese subsidiary.

The Company is organized and operates as one business segment.

b.
As reflected in the consolidated financial statements as of December 31, 2011, the Company has an accumulated deficit of $ 63,514. Based on existing and anticipated orders in 2012 and the Company's current credit facilities, management believes that the anticipated cash flows from operations and liquidity resources will enable the Company to finance its operations at least through December 31, 2012.

c.
The Company operates a test and repair shop using its Automated Test Equipment ("ATE") products in Beijing, China through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS" or "subsidiary"). CACS was established with a Chinese third party, which owns the remaining 20% equity interest.

In 2010, the Company and the Chinese third party, agreed that the third party would divest its 20% interest in CACS and we would become a 100% interest holder in CACS.  In consideration for the 20% interest in CACS, the Company would provide the third party its 80% interest in the land and building in CACS.  The agreement is subject to the approval of the Chinese authorities and other procedures which need to be performed by both parties.  While this transaction was expected to be approved and finalized in 2011, as of March 28, 2012 the approval of the Chinese authorities has not yet been received and the transaction was not executed.

d.	Revenues from major customers accounted for 76%, 77% and 62% of total revenues for the years ended December 31, 2011, 2010 and 2009, respectively. See note 15c.

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

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they were made.

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

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360 (Formerly “SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2011, no impairment losses have been identified.

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

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. The Company determines its fair value according to the Company's market capitalization and the goodwill was tested for impairment by comparing the fair market value with its carrying amount. As of December 31, 2011, no impairment losses have been identified. As a result, step two was not required.

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

The Company applies ASC 740-10 (Formerly "FIN 48"). ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.

The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The adoption of ASC 740-10 did not result in a change in the Company's accumulated deficit. The Company did not record any provision in connection with ASC 740-10 as of December 31 2011.

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

Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2011, 2010 and 2009 amounted to $ 583, $ 668 and $ 433, respectively.

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

In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the liability from these warranties is de minimis as of December 31, 2011.

s.	Share-based compensation:

At December 31, 2011, the Company has one stock-based employee compensation plan, which is described in Note 11b.

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

The Company estimates the fair value of stock options on the grant date using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions. No options were granted in 2011, 2010 and 2009.

t.	Revenue recognition:

The Company generates revenues mainly from the sale of products and from long-term fixed price contracts of defense electronics as follows: data recording and management systems, inertial navigation systems for air and land applications, avionics solutions, avionics for UAVs, and land radar for force and border protection applications. In addition, the Company leases automated test equipment ("ATE") to customers and provides manufacturing, development and product support services.

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

Revenues from long-term fixed price contracts which provide a substantial level of development efforts are recognized in accordance with ASC 605-35 (Formerly "Statement of Position No. 81-1"), using contract accounting on a percentage of completion method in accordance with the "Input Method". The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. As of December 31, 2011 and 2010, the provision for estimated losses identified is $ 56 and $ 68, respectively.

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

Revenue under operating equipment leases is recognized ratably over the lease period, in accordance with ASC 840 (Formerly "SFAS No. 13").

u.	Basic and diluted net income (loss) per share:

Basic net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year in accordance with ASC 260 (Formerly "SFAS No. 128"). For the years ended December 31, 2011, 2010 and 2009, all the outstanding options, convertible notes and warrants have been excluded from the computation of diluted net income (loss) per share, since their effect is anti-dilutive.

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

As of December 31, 2011 and December 31, 2010, the fair value of the outstanding forward contracts is $ 87 which was recorded in accruals against financial expenses and $ 28 which was recorded in other receivables against financial income.

w.	Recently issued accounting standards:

In June 2011, the FASB issued guidance on the presentation of comprehensive income, which amended existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, statement of comprehensive income or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. The guidance requires retrospective application, and it is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	CONTRACTS IN PROGRESS

Amounts included in the consolidated financial statements, which relate to unbilled receivables are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Summarized below are the components of the amounts:

a.	Costs and estimated earnings in excess of billings on uncompleted contracts:

	December 31,
	2011	2010

Costs incurred on uncompleted contracts, net *)	$19,464	$17,679
Estimated earnings (loss)	3,377	(384)

	22,841	17,295
Less - billings and progress payments	20,943	13,852

Costs and estimated earnings in excess of billings on uncompleted contracts	1,898	3,443

Less: Long-term portion	(1,084)	(745)

Current portion	$814	$2,698

(*)	Net of OCS grants in the amount of $ 275 and $ 382 as of December 31, 2011 and 2010 respectively (see Note 10b).

NOTE 4:-	INVENTORIES

	December 31,
	2011	2010

Raw materials and components	$2,430	$2,542
Work in progress	4,529	3,164
Finished goods	696	509

	$7,655	$6,215

Write-offs of inventories for the years ended December 31, 2011, 2010 and 2009 amounted to $ 136, $ 133 and $ 310, respectively. The write-offs were due to slow-moving items and excess inventories and were recorded in cost of revenues.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-          LONG TERM RECEIVABLES AND DEPOSITS

	December 31,
	2011	2010

Costs and estimated earnings in excess of billings on uncompleted contracts (see Note 3)	$1,084	$745
Restricted cash	440	725
Leasing deposits	39	76

	$1,563	$1,546

NOTE 6:-	PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2011	2010
Cost:

Factory building	$1,989	$1,989
Other buildings	1,319	1,267
Machinery and equipment (*)	11,628	10,710
Office furniture and equipment	393	388
Leasehold improvements	208	124

	15,537	14,478
Accumulated depreciation:

Factory building	1,660	1,579
Other buildings	570	518
Machinery and equipment (*)	9,704	8,919
Office furniture and equipment	278	260
Leasehold improvements	48	29

	12,260	11,305

Depreciated cost	$3,277	$3,173

(*)
Write-offs of machinery and equipment (cost and accumulated depreciation) for the year ended December 31, 2011 and 2010 amounted to a gross amount of $ 0 and $ 450. The write-offs are due to fully depreciated assets that are no longer in use.

The Company's factory building in Beit-She'an, Israel is located on land leased from the Israel Lands Administration until 2034.

Depreciation expense amounted to $ 797, $ 741 and $ 734 for the years ended December 31, 2011, 2010 and 2009, respectively.

As for charges, see Note 10f.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	OTHER ASSETS

a.	Intangible assets, net:

	December 31, 2011				December 31, 2010
	Useful life	Gross carrying amount	Accumulated amortization	Amortized balance	Gross carrying amount	Accumulated amortization	Amortized balance
	(Years)
Test Systems Programs Sets ("TPS")	5 - 10	$8,275	$8,120	$155	$8,275	$7,966	$309

Amortization expense was $ 154, $ 221 and $ 442 for the years ended December 31, 2011, 2010 and 2009, respectively. The expected amortization expense next year is $ 155.

NOTE 8:-	BANK CREDIT AND LOANS

a.	Current maturities

	December 31,
	2011	2010

Loan in U.S. dollars from shareholder (1,2,3)	$2,405	$529
Bank credit (5)	3,933	3,745
Convertible note from a shareholder, net (4)	2,810	-

	$9,148	$4,274

b.	Long-term loans:

	December 31,
	2011	2010

Loan in U.S. dollars from shareholder (1)	$176	$881

Convertible note from a shareholder, net (4)	$-	$2,598

*)	in current maturities

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	BANK CREDIT AND LOANS (Cont.)

1.
In July 2008, the Company entered into a $ 1,500 loan agreement with its controlling shareholder. The loan was provided mainly in order to facilitate the development of the Company's inertial navigation system technology (“INS Technology”). The loan was drawn down in July ($ 1,000) and in December 2008 ($ 500). The loan bears interest of LIBOR+3% payable at the beginning of every quarter. Principal payments equal to $ 90 are payable in six equal installments commencing July 1, 2009 on a quarterly basis and the remaining principal amount will be payable in eight equal installments, commencing April 1, 2011. In addition, the controlling shareholder received a non-exclusive license to sell the INS Technology for non-military/commercial purposes. The non-exclusive license granted under this agreement will automatically convert into an exclusive license should the Company default on any of its obligations under the loan agreement. The fair value of the non-exclusive license at the transaction date is deemed de minimis.

2.
In September 2011 the Company entered into a revolving loan agreement ("September loan agreement") with its controlling shareholder in the amount of $1,700. The loan was drawn down in September ($1,000), November ($500) and December ($200) 2011. The loan carried interest at the rate of three month LIBOR+2.5% per annum.  The interest is due and payable on a monthly basis and the principal is payable at the end of the sequential month subject to the ability of the Company to request monthly extension for the repayment date up to March 31, 2012.

3.
In order to finance future operations, including the continued development of the INS Technology and land radar for protection systems, the Company in February 2012 entered into a $3,000 loan agreement with an entity affiliated with its controlling shareholder and another shareholder. The controlling shareholder provided $2,700 and the other shareholder $300. Of such amount, $1,700 was used to repay in full the outstanding amount due and payable under the September loan agreement. The February loan bears interest at the rate of the greater of three months LIBOR+5% per annum, or 7% per annum.  Interest is payable quarterly in arrears. The principal of the loan will be repaid in February 28, 2014. The loan granted by the controlling shareholder is secured by a floating charge over all of the Company's assets that are subordinated to the specific and floating charges over the Company's assets that were granted to certain banks and financing institutes.

In February 2012, pursuant to 2012 loan agreement the Company issued 1,200,000 warrants at an exercise price of $ 2.5 per share for a term of three years.

4.	See Note 11(c).

5.
The Company has a revolving annual line of credit from banks of $ 2,000, and a line of credit for guarantees of approximately $ 1,825, all of which was utilized as of December 31, 2011. In addition, the Company may secure borrowing with its bank and other creditors against specific accounts receivables up to $ 4,100.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	BANK CREDIT AND LOANS (Cont.)

As of December 31, 2011, the Company secured borrowings against specific accounts receivables in the amount of $ 1,933.

The annual average interest rate on the lines of credit is 4.25% at December 31, 2011. See also Note 10(g).

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

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2011	2010

Payroll and related accruals	$1,951	$2,045
Accrued expenses - subcontractors	1,060	2,150
Accrued expenses	453	408
Accrued royalties	55	221
Accrued commissions	201	385
Tax authorities	122	172
Advance from customers	112	581
Contracts in progress - provision for estimated losses	56	68
Others	116	31

	$4,126	$6,061

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-       COMMITMENTS AND CONTINGENT LIABILITIES

a.	As of December 31, 2011, the Company was not a party to any legal proceedings.

b.
The Company's research and development efforts have been partially financed through royalty-bearing programs sponsored by the OCS. In return for the OCS's participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the OCS, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $ 1,468 as of December 31, 2011. The total amount of royalties charged to operations for the years ended December 31, 2011, 2010 and 2009 was approximately $ 1, $ 6 and $ 14, respectively. As of December 31, 2011, the company received total grants from the OCS in the amount of $ 5,452.

Research and development grants received from the OCS, amounted to $ 382, $ 179 and $ 203 in 2011, 2010 and 2009, respectively.

c.
Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and Development Fund ("BIRD") Foundation. The Company is committed to pay royalties to the BIRD Foundation at a rate of 5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $ 2,066 as of December 31, 2011. No royalties were charged to operations for the years ended December 31, 2011, 2010 and 2009.

d.	The Company's offices in Netanya are rented under a non-cancelable operating lease expiring January 31, 2015. In addition, the Company's motor vehicles are rented under operating leases.

Annual minimum future rental commitments under these leases, at exchange rates in effect on December 31, 2011, are approximately as follows:

2012	$650
2013	489
2014	373

$1,512

Lease expense for the years ended December 31, 2011, 2010 and 2009 was $ 878, $ 906 and $ 796, respectively.

e.
In 2008, the Company entered in to a lease agreement to purchase machinery in the amount of approximately $ 224, which was accounted for as a capital lease under ASC 840 (Formerly "SFAS 13"). The total amount of the lease liability was $ 45 and $ 79 as of December 31, 2011 and 2010 respectively.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-       COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

f.	Floating charges have been recorded on all of the Company's assets and specific charges have been recorded on certain assets in respect of the Company's liabilities to its banks and other creditors.

g.
The Company provides bank guarantees to its customers and others in the ordinary course of business. The guarantees which are provided to customers are to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers and others as of December 31, 2011 is approximately $ 1,972.

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Stock option plans:

In 2003, the Company's Board approved the adoption of Israeli Employee Stock Option Plan ("the Plan"), which authorized the grant of options to purchase up to an aggregate of 1,166,667 Ordinary shares (in 2006 the Company's Board approved an increase in the plan by an additional 500,000 options), respectively, to officers, directors, consultants and key employees of the Company and its subsidiary. Options granted under the Plan expire within a maximum of ten years from adoption of the plan. One third of the options granted under the Company's Plan vest immediately on the grant date and the remaining two thirds vest ratably over two years. Compensation expense is recognized by the straight-line method.

The exercise price of an option granted to an employee may not be less than 60% of the fair market value of the Ordinary shares on the date of grant of the option. The exercise price of an option granted to a non-employee director or consultant may not be less than 80% of the fair market value of the Ordinary shares on the date of grant of the option. Any options that are cancelled or forfeited before expiration become available for future grants. At December 31, 2011, 341,832 options were available for grant under the Plan.  Upon exercise of options by employees, the Company satisfies the requirements by issuing newly issued shares.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

The Company accounted for the exchange of options under the provisions of ASC 718 (Formerly "SFAS 123(R)") as a modification. A modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value measured at the same date. Under ASC 718, the calculation of the incremental value is based on the excess of the fair value of the (modified) award based on current circumstances over the fair value of the original option measured immediately before its terms are modified based on current circumstances. That is, the original (pre-modification) option will be valued based on current assumptions, without regard to the assumptions made on the grant date. As a result of the modification, the Company recorded an incremental compensation cost of $ 123 which was recognized over the new service period beginning on the modification date.

Transactions related to the above Plan (including warrants to directors) during the year ended December 31, 2011 were as follows:

	Year ended December 31, 2011
	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding at beginning of year	768,363	$2.44	1.07	$-
Exercised	(49,790)	$2.33	1.07	$-

Options outstanding at end of year	718,573	$2.45	1.07	$-

Vested and expected to vest at December 31, 2011	718,573	$2.45	1.07	$-

Exercisable options at end of year	718,573	$2.45	1.07	$-

Share based compensation for the years ended December 31, 2011, 2010 and 2009 was $ 0, $ 31 and $ 62 respectively.

No options were granted in 2010 and 2011.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on December 31, 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2011. As of December 31, 2011, no options were in-the-money. As of December 31, 2011 there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

c.	Warrants:

As of December 31, 2011, warrants to purchase 1,578,947 Ordinary shares were outstanding.

These warrants were issued on December 10, 2007 in connection with the issuance of a convertible note of $ 3,000 to a shareholder, at an exercise price of $ 2.38 per share for a term of five years. The convertible note bears interest at a rate of six-month LIBOR plus 3.5%. The principal was originally due in October 2010 and the interest was payable in quarterly installments. The note was convertible into Ordinary shares at a conversion price of $ 2.09 per share. The consideration was allocated based on the relative fair values of the convertible loan and warrants in accordance with ASC 470. In connection with the issuance of the convertible note, $ 568 was recorded as a beneficial conversion feature in accordance with ASC 470-20 (Formerly "EITF 00-27"). The total amount of the discount on the convertible note as a result of the allocated proceeds attributable to the warrants and the beneficial conversion feature amounting to $ 1,410, was amortized over the term of the note using the interest method. The fair value of the warrants was based on the Black-Scholes-Merton option-pricing model, assuming a risk free interest of 3.49%, a volatility factor of 47%, dividend yield of 0% and contractual life of five years.

In October 2010, the maturity date of the $ 3,000 convertible note was extended to October 2012 and the expiration date of the warrants was extended to October 2014. The convertible note bears interest at a rate of six-month LIBOR + 3.5% which was 3.96% at December 31, 2010 and it is convertible into Ordinary shares at a conversion price of $ 2.09 per share. The transaction was accounted for as a modification of debt accordance with ASC 470-50. As a result, the Company recorded a discount on the convertible note of $ 451 due the modification. The discount will be amortized over the term of the extended note using the interest method.

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

In December 2011, the Israeli Parliament ("Knesset") passed the Law for Socioeconomic Change (Legislative Amendments) (Taxes), 2011 which prescribes, among others, to cancel, effective from 2012, the scheduled progressive reduction in the corporate tax rate and to raise the statutory corporate tax rate to 25% in 2012. In view of the increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate will also be increased. The Amendment was enacted effective as of December 6, 2011. The adoption of the amendment had no effect on the financial statements.

c.
As of December 31, 2011, the net operating tax loss carryforward relating to the Company in Israel amounted to approximately $ 61.3 million, including a carryforward capital loss amounting to approximately $ 3.5 million. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

As the Company believes that it is more likely than not that the deferred tax assets in respect of these carryforward losses amounting to approximately $ 14.4 million will not be utilized, the Company recorded a valuation allowance for the entire balance of the deferred tax asset relating to the carryforward losses.

d.
The main reconciling items between the statutory tax rate of the Company and the effective tax rate is the valuation allowance recorded in respect of the deferred tax assets relating to net operating loss carryforwards and other temporary differences due to the uncertainty of the realization of such tax assets.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2011	2010	2009

Income:

Foreign currency exchange differences	$395	$70	$58
Interest on cash equivalents and restricted cash	20	5	9
Others	197	-	10

	612	75	77
Expenses:

Interest on convertible note and loans from shareholders	159	174	215
Amortization expense on a convertible note and loans from shareholders	212	576	517
Foreign currency exchange differences	288	177	63
Interest on loans from banks and other credit balances	27	83	22
Bank commissions and others	404	249	92

	1,090	1,259	909

	$(478)	$(1,184)	$(832)

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	RELATED PARTY BALANCE AND TRANSACTIONS

For the year ended December 31, 2011, the Company incurred $ 39 in respect of interest on loans received from its shareholders.

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

b.	Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Year ended December 31,
	2011	2010	2009

Israel	$7,009	$9,187	$6,461
Asia	3,110	3,920	4,435
North America	1,876	3,532	3,756
South & Latin America	7,289	10,678	3,208
Europe	121	206	582

Total	$19,405	$27,523	$18,442

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.	Major customers:

Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues are as follows:

	Year ended December 31,
	2011		2010		2009
	%

Customer A	13		17		*	)
Customer B	17		10		12
Customer C	*	)	*	)	12
Customer D	*	)	36		*	)
Customer E	*	)	*	)	15
Customer F	23		*	)	11

*)	Less than 10%

d.	Long-lived assets by geographic areas:

	December 31,
	2011	2010

Israel	$3,277	$3,269
China	742	800

	$4,019	$4,069

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADA ELECTRONIC INDUSTRIES LTD.

By:	/s/ Zvi Alon
Name: Zvi Alon
Title: Chief Executive Officer

Dated:  March 29, 2012