Form 20-F
period 2012-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2013-04-24
CIK 761238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

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

Ordinary Shares, par value NIS 0.015 per share…8,918,647
(As of December 31, 2012)

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

Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms.  If we filed any of these documents as an exhibit to this annual report or to any previous filing with the Securities and Exchange Commission, or the SEC, you may read the document itself for a complete recitation of its terms.

Except for the historical information contained in this annual report, the statements contained in this annual report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  We urge you to consider that statements which use the terms "anticipate," "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Such forward-looking statements are also included in Item 4 – "Information on the Company" and Item 5 – "Operating and Financial Review and Prospects." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. "Key Information - Risk Factors."

i

TABLE OF CONTENTS

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS	54
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	54

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.           Selected Financial Data

We derived the following consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this annual report.  We derived the consolidated statements of operations data for the years ended December 31, 2008 and 2009, and the consolidated balance sheet data as of December 31, 2008, 2009 and 2010 from our audited consolidated financial statements that are not included in this annual report.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(U.S. dollars in thousands, except per share data)
Revenues	$17,881	$18,442	$27,523	$19,405	$21,551
Cost of revenues	13,665	12,223	20,117	13,800	16,233
Gross profit	4,216	6,219	7,406	5,605	5,318
Research and development, net	686	1,616	1,182	2,543	2,423
Marketing and selling	1,517	1,607	2,563	2,106	1,664
General and administrative	1,837	1,937	1,732	1,997	2,243
Operating income (loss)	176	1,059	1,929	(1,041)	(1,012)
Financial expense, net	(734)	(832)	(1,184)	(478)	(1,043)
Net Income (loss)	$(558)	$227	$745	$(1,519)	$(2,055)
Net (income) loss attributable to non-controlling interest	(18)	(14)	(11)	(7)	4
Net income (loss) attributable to RADA Electronic Industries' shareholders	$(576)	$213	$734	$(1,526)	$(2,051)
Basic and diluted net income (loss) per Ordinary share attributable for RADA Electronic Industries' shareholders	$(0.07)	$0.02	$0.08	$(0.17)	$(0.23)
Weighted average number of shares used to compute basic and diluted net income (loss) per share	8,855	8,862	8,869	8,899	8,919

	As of December 31,
	2008	2009	2010	2011	2012
	(U.S. dollars in thousands)
BALANCE SHEET DATA:
Working capital	$6,232	$4,773	$7,594	$2,954	$1,977
Total assets	17,844	18,989	27,098	24,190	22,886
Short-term credits and current maturities of long-term loans	162	184	4,274	6,338	7,140
Convertible note - short term	-	2,482	-	2,810	3,000
Long-term debt, net of current maturities	1,579	1,410	881	176	-
Convertible note - long term	1,980	-	2,598	-	-
Shareholders' equity	6,996	7,291	8,583	7,224	5,906

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

We incurred operating losses in two of the last five years and may not be able to achieve or sustain profitable operations in the future or generate positive cash flows from operations.  As of December 31, 2012, our accumulated deficit was $65 million.  To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing.  Such financing may not be available, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.

We may need to raise additional capital in the future, which may not be available to us; We are under a standstill agreement with our controlling shareholder after not repaying fully and timely the interest and principal due on a loan he provided us.

Our working capital requirements and the cash flow from our operating activities are likely to vary greatly from quarter to quarter, depending on the timing of orders and deliveries, the build-up of inventories, and the payment terms offered to our customers.  As a consequence of our historic losses and our need to invest in research and development, we incurred significant bank debt and sold equity and debt securities in private placements to fund our operating requirements.  Our controlling shareholder and other shareholders have provided us with loans in the aggregate amount of approximately $7.5 million, which are secured by second degree liens over all of our properties.  As of April 24, 2013 we have not timely and fully repaid the principal and interest due on part of such shareholders loans and therefore they may be subject to acceleration upon the demand of the lenders.  However, we reached a standstill agreement with our shareholders according to which, except in extraordinary circumstances, they will not take any action to accelerate the loans prior to January 31, 2014.

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

If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.  Any equity or debt financings may cause dilution to our then existing shareholders and may increase our financial expenses.  If additional funds are raised through the issuance of equity securities, the net tangible book value per share of our ordinary shares would decrease and the percentage ownership of then current shareholders would be diluted.

Competition in the market for defense electronics is intense.  Our products may not achieve market acceptance which could adversely affect our business, financial condition and results of operations.

The market for our products is highly competitive and we may not be able to compete effectively in our market.  Our principal competitors in the defense electronics market include Elbit Systems Ltd., GE Aviation, Goodrich Corporation, Honeywell International Inc., Israel Aerospace Industries Ltd., or IAI, Northrop Grumman Corporation, Sagem Avionics Inc., Thales Group, Zodiac Group, Astronautics C.A. Ltd and SRC Inc.  We expect to continue to face competition from these and other competitors.  Most of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do.  These competitors are able to achieve greater economies of scale and may be less vulnerable to price competition than us.  We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors.  Failure to do so could adversely affect our business, financial condition and results of operations.

We may not be able to implement our growth strategy which could adversely affect our business, financial condition and results of operations.

In line with our growth strategy, we entered into a number of strategic relationships with Embraer S.A., or Embraer, Hindustan Aeronautics Ltd., or HAL, IAI, Lockheed Martin Corporation, or Lockheed Martin, Rafael Advanced Defense Systems Ltd, or Rafael, and Israel Military Industries Ltd., or IMI, to increase our penetration into the defense electronics market.  We are currently investing and intend to continue to invest significant resources to develop these relationships and additional new relationships.  Should our relationships fail to materialize into significant agreements or should we fail to work efficiently with these companies, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

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

Reductions in defense budgets worldwide may cause a reduction in our revenues, which would adversely affect our business, operating results and financial condition.

The vast majority of our revenues are derived from the sale of products with military applications.  These revenues totaled approximately $20.3 million, or 94% of our revenues, in 2012, $17.9 million, or 92% of our revenues, in 2011 and $26.1 million, or 95% of our revenues, in 2010.  The defense budgets of a number of countries may be reduced in the future.  Declines in defense budgets may result in reduced demand for our products and manufacturing services.  This would result in reduction in our core business' revenues and adversely affect our business, results of operations and financial condition.

Unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

Our results of operations can be materially affected by adverse conditions in the financial markets and depressed economic conditions generally.  The turmoil in the credit markets and the global economic downturn that commenced in 2008 and continued through 2012 generally adversely impacted our target customers. During 2011 and 2012, several European countries encountered severe economic difficulties, resulted in the down grading of the credit worthiness of several European countries including France, Spain, Portugal and Greece and led to depressed conditions and the downsizing of the economies in the Euro-zone.  Worsening economic conditions, such as continued European sovereign debt uncertainty, may result in diminished demand for our products and technology and in decreased sales volumes.  In addition, this could result in longer sales cycles and increased price competition for our products.  Any of these events would likely harm our business, operating results and financial condition.

Sales of our products are subject to governmental procurement procedures and practices; termination, reduction or modification of contracts with our customers or a substantial decrease in our customers' budgets may adversely affect our business, operating results and financial condition.

Our products are primarily sold to governmental agencies, governmental authorities and government-owned companies, many of which have complex and time consuming procurement procedures.  A substantial period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular customer.  In addition, our sales to governmental agencies, authorities and companies are directly affected by these customers’ budgetary constraints and the priority given in their budgets to the procurement of our products.  A decrease in governmental funding for our customers’ budgets would adversely affect our results of operations.  This risk is heightened during periods of global economic slowdown.  Accordingly, governmental purchases of our systems, products and services may decline in the future as the governmental purchasing agencies may terminate, reduce or modify contracts or subcontracts if:

•	their requirements or budgetary constraints change;

•	they cancel multi-year contracts and related orders if funds become unavailable;

•	they shift spending priorities into other areas or for other products; or

•	they adjust contract costs and fees on the basis of audits.

Any such event may have a material adverse effect on us.

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

If we do not receive the governmental approvals necessary for the export of our products, our revenues may decrease.  Similarly, if our suppliers and partners do not receive government approvals necessary to export their products or designs to us, our revenues may decrease and we may fail to implement our growth strategy.

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

A significant portion of our revenues is derived from a small number of customers.  During the years ended December 31, 2012 and 2011, 54% and 53% of our revenues, respectively, were attributable to three customers. We anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers.  If our principal customers do not continue to purchase products from us at current levels or if such customers are not retained and we are not able to derive sufficient revenues from sales to new customers to compensate for their loss, our revenues would be reduced and adversely affect our business, financial condition and results of operations.

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

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber attack, malware, computer viruses and other means of unauthorized access.  The potential liabilities associated with these events could exceed the insurance coverage we maintain.  Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors in the defense electronics market.  In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation.  To date, we have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

We are subject to risks associated with international operations; we generate a significant portion of our sales from customers located in countries that may be adversely affected by political or economic instability and corruption.

We are a global aviation and defense company with worldwide operations. Although over 37% of our sales are in Israel, North America and Western Europe, we expect to derive an increasing portion of our sales and future growth from other regions such as Latin America, India and Central and Eastern Europe, which may be more susceptible to political or economic instability. In addition, in many less-developed markets, we rely heavily on third-party distributors and other agents for the marketing and distribution of our products and capabilities. Many of these distributors do not have internal compliance resources comparable to ours. Business activities in many of these markets have historically been more susceptible to corruption. If our efforts to screen third-party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, which may adversely affect our reputation and our business, financial condition or results of operations.

Exports accounted for 75% of our sales in 2012, 64% of our sales in 2011 and 67% of our sales in 2010.  This subjects us to many risks inherent in engaging in international business, including:

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

In addition, as a company registered with the SEC, we are subject to the regulations imposed by the Foreign Corrupt Practices Act, or FCPA, which generally prohibits registrants and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business or obtaining an improper business benefit. We have adopted proactive procedures to promote compliance with the FCPA, but we may be held liable for actions taken by our strategic or local partners or agents even though these partners or agents may not themselves be subject to the FCPA. Any determination that we have violated the FCPA could materially and adversely affect our business, results of operations, and cash flows.

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

Risk Factors Related to Our Ordinary Shares

Because one of our shareholders owns a majority of our outstanding shares, investors will not be able to affect the outcomes of shareholder votes.

Mr. Howard Yeung beneficially owned approximately 61.4% of our outstanding shares as of April 24, 2013.  For as long as Mr. Yeung has a controlling interest in our company, he will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, as long as Mr. Yeung has a controlling interest in our company, he will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, including the power to elect all of the members of our board of directors (except outside directors, within the meaning of Israeli law), or prevent an acquisition or any other change in control of us.  Because the interests of Mr. Yeung may differ from the interests of our other shareholders, actions taken by him with respect to us may not be favorable to our other shareholders.

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

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2013.  Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations.  In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in neighboring areas to Israel, such as Hamas in Gaza and Hezbollah in Lebanon. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

Service of process upon our directors and officers and the Israeli experts named in this annual report, most of who reside outside the U.S., may be difficult to obtain within the U.S.  Furthermore, since substantially most our assets, our directors and officers and the Israeli experts named in this annual report are located outside the U.S., any judgment obtained in the U.S. against us or these individuals or entities may not be collectible within the U.S.

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

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from those of a typical U.S. corporation.

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

Israeli government programs and tax benefits may be terminated or reduced in the future.

We participate in programs of the Office of the Chief Scientist in the Ministry of Industry, Trade and Labor, or OCS, for which we receive funding for the development of technologies and products. The benefits available under these programs depend on meeting specified conditions. For more information about these programs see Item 5. “Operating and financial review – Research & Developments – Chief Scientist (OCS).” If we fail to comply with these conditions, we may be required to pay additional penalties, make refunds and may be denied future benefits. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under these programs, and therefore these benefits may not be available to us in the future at their current levels or at all.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules.  We follow Israeli law and practice instead of The NASDAQ Stock Market Rules regarding the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice with regard to, among other things, the composition of the board of directors, director nomination process, compensation of officers and quorum at shareholders’ meetings.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

Products and Services

We primarily provide integrated solutions.  Our aim is to provide not only state-of-the-art products, but to also provide comprehensive end-to-end solutions for one or more systems.

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

Data/Video Recording and Management

We are one of the world’s leaders in the field of mission data recording, management, and post-mission analysis and debriefing.  Over the past 25 years we have developed, fielded and supported a wide range of solid-state digital recorders, cameras and debriefing systems for aerospace and military applications, including:

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

Inertial Navigation Systems

Leveraging on our in-depth scientific research and algorithmic expertise, utilizing state-of-the-art fiber optic gyro, or FOG, and micro-electro mechanical systems, or MEMS, sensors, and taking advantage of our experience in electronic and mechanical design, we are introducing a line of advanced - yet affordable - inertial navigation systems, or INS.  Our INS products are adaptable to the performance and interface requirements of multiple combat platforms and weapon systems.  Among our navigation products are:

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

Radars for Force and Border Protection Solutions

We develop advanced ground radars for tactical applications such as force protection and border  protection.  Our radars are pulse Doppler, software-defined radars, introducing hemispheric spatial coverage and multi-mission capabilities, are solid-state, fully digital, do not include any moving parts, are compact, mobile and highly reliable, and demonstrate unprecedented performance-to-price ratio.

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

The asymmetric and irregular conflicts in which modern armies are engaged with in recent years dictate the needs for instantaneous and real-time intelligence, minimal cycle time for target acquisition, highly accurate weapons with minimal collateral damage and discrimination between hostiles and civilians. Our tactical radars, which move with the combat units in the field and are operated by them, provide the real-time knowledge of whether and from where they are being fired at, detect all relevant threats from any firing angles (including very high angles), discriminate among threats and provide the needed intelligence for any course of action, whether counter-fire or avoidance.  The performance-over-price ratio of our radars makes them ideal solutions to the requirements imposed by the asymmetric arena.

We have developed two radar hardware platforms: the compact hemispheric radar, or CHR, which is tailored for use in combat vehicles and short-range protection applications; and the multi-mission hemispheric radar, or MHR, which is tailored for use in force and border protection applications.  For each radar platform we implement several operational missions by changing the radar operational parameters.

The current operational missions of the CHR are the following:

▪
The RPS-10 radar sensors for active protection systems, or APS, detect all relevant threats that may be fired at combat vehicles, including RPGs, anti-tank guided missiles (ATGMs) and projectiles and provide 360° hemispheric coverage. The system delivers threat data to the APS, enabling it to neutralize threats.

▪
The RPS-15 comprehensive hostile fire management system for combat vehicle detects, tracks, classifies, and locates direct and elevated threats fired at combat vehicles, allowing the mobile force to successfully complete its mission while operating in a hostile environment.

 The current operational missions of the MHR are the following:

▪
The RPS-40 hostile fire detection radar system detects, tracks, classifies and locates direct and elevated threats fired at stationary or mobile forces. It computes the Point-Of-Origin (POO) and Point-Of-Impact (POI) of the threats, which may be rockets, artillery, mortars, ATGMs, RPGs, and more. The system can be integrated with any protection and Command, Control, Communications, Computers and Intelligence (C4I) system and be installed at stationary bases and posts, or onboard fighting vehicles.

▪
The RPS-42 tactical hemispheric air surveillance radar system can detect, classify and track all types of aerial vehicles, including fighters, helicopters, UAVs, transport aircraft, etc. at tactical ranges. Mobile or stationary, the system can be integrated with any C4I system and other radars and sensors, and can operate either as a stand-alone, or as part of a large-scale surveillance system.

▪
The RHS-44 radar system for border protection can detect, identify, and track aerial and surface border intruders including slow and small aircraft, vehicles, vessels, and pedestrians at tactical ranges. The RHS-44 can operate either as a stand-alone, or as part of a large-scale surveillance system.

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

Israel Military Industries.  IMI is a world leader in the field of APS for land platforms and is the developer and manufacturer of the "Iron Fist" APS.  We are teamed with IMI on the integration and production of our RPS-10 radars as part of their “Iron Fist” APS solution for local and global customers.  In July 2011, the “Iron Fist” APS successfully completed trials conducted by the U.S. Defense Department.  The “Iron Fist” APS was selected by the Israel Defense Forces, or IDF, as the APS designed to protect the Namer heavy infantry fighting vehicle.

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

The Israeli Ministry of Defense has historically supported, and continues to support, our marketing efforts through its defense export assistance branch and through various projects for the IDF and its related divisions.  The Israeli Ministry of Industry, Commerce and Labor supports our marketing efforts through its Industrial Cooperation Authority by the exploitation of "Industrial Participation” commitments made to the government of Israel by major U.S. integrators such as Lockheed Martin, Boeing Company, General Dynamics Corporation, GE Aviation and others.  There is no guarantee that this type of assistance will be available to us in the future.

In 2012, our MHR and CHR production-standard prototypes underwent highly successful field tests and demonstrations in Israel and abroad.  In October 2012, we showcased our full range of tactical land radar solutions for defense and HLS markets at the AUSA Annual Meeting in Washington, DC.

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

Principal Customers

Generally, we complete a few major transactions each year, each in an amount comprising approximately 10% of our revenues for such year.  As a result, each year a significant portion of our revenues is derived from a small number of customers.  The following table sets forth our principal customers in 2010, 2011 and 2012:

	Percentage of Revenues
	2010	2011	2012
Embraer S.A.	3%	23%	32%
Israel Aerospace Industries	10%	17%	11%
A Latin America Customer	36%	8%	9%
Israeli Ministry of Defense	17%	13%	5%
Hindustan Aeronautics Ltd	4%	8%	6%
GE Aviation	7%	7%	4%
Russian Aircraft Corporation MiG	7%	3%	11%

Although we continually strive to increase the number of our customers, we anticipate that a significant portion of our future revenues will continue to be derived from a small number of current customers.  Because of our dependency on a small number of customers and on government contracts, we are subject to business risks, including changes in governmental appropriations and changes in national defense policies and priorities.  Although many of the programs in which we participate as a contractor or subcontractor may extend for several years, our business is dependent upon annual appropriations and funding of new and existing contracts.  Most of the contracts are subject to termination for the convenience of the customer, pursuant to which the customer pays only for reimbursement of costs incurred and the applicable profit on work performed.  The Israeli government or any other government may discontinue funding purchases of our products over the long term. See Item 3D “Key Information – Risk Factors - Risks Related to Our Business and Our Industry.”

Markets

We sell our products to various air forces and companies worldwide.  The following table presents our revenues by geographical markets for the periods indicated:

	2010	2011	2012
Israel	33%	36%	25%
South and Latin America	39%	37%	41%
Asia	14%	16%	21%
North America	13%	10%	11%
Europe	1%	1%	1%

Competition

The markets for our products are highly competitive.  Our principal competitors in the defense electronics market include Elbit Systems Ltd., GE Aviation, Goodrich Corporation, Honeywell International Inc., IAI, Northrop Grumman Corporation, Sagem Avionics Inc., Thales Group, Zodiac Group, Astronautics C.A. Ltd and SRC Inc.  We expect to continue to face competition from these and other competitors.  Most of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do.  These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us.  We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors.  Failure to do so could adversely affect our business, financial condition and results of operations.

Government Regulations

Israel's defense export policy regulates the sales of our systems and products.  Current Israeli policy encourages export to approved customers of defense systems and products, such as ours, as long as the export is consistent with Israeli government policy.

A license is required to initiate marketing activities.  We are also required to obtain a specific export license for any hardware exported from Israel.  We are regulated by an Israeli law regulating export of "dual use" items (items that are typically sold in the commercial market, but that also may be used in the defense market) and the Defense Export Control Law and its supplemental regulations.  Those laws and regulations govern the enforcement of export control and defined certain new areas of licensing, particularly with respect to transfer of technology.  It is not certain that we will receive all the required permits and licenses for which we may apply in the future. Our participation in governmental procurement processes in Israel and other countries is subject to specific regulations governing the process of procuring defense contracts.  Furthermore, solicitations for procurements by governmental purchasing agencies in Israel and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process.

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

 C.           Organizational Structure

We own an 80% interest in CACS, a company based in China that is engaged in aircraft repair services.  In 2010, we and our local partner in China, Tianzhu Forest Development Co., or Tianzhu, agreed that Tianzhu would divest its 20% interest and CACS would become a wholly-owned subsidiary.  In consideration for the 20% interest in CACS, we agreed to provide Tianzhu our 80% interest in the land and building in CACS.  The agreement is subject to the approval of the Chinese authorities and other procedures which need to be performed by both parties.  While this transaction was expected to be approved and finalized in 2012, the approval of the Chinese authorities has not yet been received.

D.           Property, Plants and Equipment

We own a 30,000 square feet industrial building in Beit She'an, Israel.  The building, which includes manufacturing facilities and warehouse space, is situated on land leased from the Israel Land Authority for a period of 49 years ending in 2034.  The plant has sufficient capacity to meet our current requirements.

Our executive offices and research and development facilities are located in a 17,200 square feet office facility in Netanya, Israel.  The lease for this facility expires in January 2015.  The aggregate annual rent for our offices in Israel was approximately $297,000 in 2012.

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

Overview

We develop, manufacture and sell defense electronics including data recording and management systems (such as digital video and data recorders, ground debriefing stations, head-up display cameras), inertial navigation systems for air and land applications, avionics solutions (such as aircraft upgrades, avionics for UAVs, store management systems and interface computers) and radar systems for force and border protection solutions (ground radars for applications such as active protection systems for armored fighting vehicles, hostile fire detection, perimeter surveillance and alike).  We sell and support our commercial aviation electronic products and services, mainly through our 80% -owned Chinese subsidiary.

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

We also generate revenues from repair services using our automated test equipment, mainly through CACS Revenues from services are recognized when the service is performed.

Impairment of Long-Lived Assets.  We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends.  Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount of the carrying value of the asset exceeds its fair value.  As of December 31, 2012 and 2011, no impairment losses have been identified

Impairment of Goodwill.  We are required to assess the impairment of goodwill at least annually (or more frequently if impairment indicators arise).  FASB ASC 350 "Intangibles-Goodwill and other" prescribes a two-phase process for impairment testing of goodwill.  The first phase screens for impairment while the second phase (if necessary) measures it.  In the first phase of impairment testing, goodwill attributable to each reporting unit is tested for impairment by comparing the fair value of each reporting unit with its carrying value.  We have only one reporting unit and we determine its fair value according to our market capitalization.  The goodwill was tested for impairment by comparing the fair market value with its carrying amount and as of December 31, 2012, no impairment losses have been identified.  As a result, step two was not required.

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

For employee option grants, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions relating to the dividend yield, expected volatility, risk free interest rate and expected life of the option by the employee, in accordance with ASC 718 and ASC 718-10.  Our assumptions with respect to these components will impact the compensation award costs and amounts expensed in each period and consequently the results of our operations.  We didn't incur share-based compensation expense for the year ended December 31, 2012.  As of December 31, 2012, we did not have any unrecognized compensation costs related to non-vested share-based compensation arrangements under our stock option plans. Accounting for income taxes.  On January 1, 2007, we adopted FASB ASC 740-10 "Income Taxes," which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740-10.  The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement ASC 740-10.  We provided a valuation allowance in respect to the deferred tax assets resulting from operating loss carryforwards and other temporary differences.  Our management currently believes that since our company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

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

In 2012 and 2011, we entered into forward contracts in order to hedge certain expense transactions denominated in NIS.  Our forward contracts did not qualify as hedging instruments under ASC 815. Changes in the fair value of forward contracts are reflected in the consolidated statements of operations as financial income or expense and not against the Other Comprehensive Income.  As of December 31, 2012, the fair value of the outstanding forward contracts was $151,000 which was recorded in other receivables against financial income and as of December 31, 2011, the fair value of the outstanding forward contracts was $87,000, which was accrued against financial expenses.

Inventory valuation. The majority of our inventory consists of work in progress, raw materials and components. Inventories are valued at the lower of cost or market. Cost of finished goods is determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs. Cost of raw materials is determined using the “standard cost” method. Raw material is valued using the “FIFO” method. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material items based on their potential utilization. If we consider specific inventory to be damaged, we write such inventory down to zero. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, and excess inventories. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning the future utilization of the inventory items. Inventory write-offs were $72,000, $136,000 and $133,000 as of December 31, 2012, 2011 and 2010, respectively.

Allowance for doubtful accounts. Our trade receivables are derived from sales to customers all over the world. We perform ongoing credit evaluations of our customers. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was $15,000, $7,000 and $78,000 as of December 31, 2012, 2011 and 2010, respectively.

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

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
Revenues	100.0%	100.0%	100.00%
Cost of revenues	73.1%	71.1%	75.3%
Gross profit	26.9%	28.9%	24.7%
Research and development, net	4.3%	13.1%	11.2%
Marketing and selling	9.3%	10.8%	7.7%
General and administrative	6.3%	10.3%	10.4%
Operating income (loss)	7.0%	(5.3)%	(4.7)%
Financial expenses, net	(4.3)%	(2.5)%	(4.8)%
Net income (loss)	2.7%	(7.8)%	(9.5)%
Net income attributable to non-controlling interest	0.0%	0.0%	0.0%
Net income (loss) attributable to RADA shareholders	2.7%	(7.8)%	(9.5)%

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Revenues.  Our revenues increased by 11% to $21.6 million in 2012 from $19.4 million in 2011.  The increase in revenues is primarily attributed to two major projects, which were delayed in 2011 and resumed during the second half of 2012.

Cost of Revenues.  Cost of revenues increased by 18% to $16.2 million in 2012 from $13.8 million in 2011.  The increase is primarily due to a loss provision in one of our projects in the avionic upgrade product line.  We expect that our cost of revenues as a percentage of revenues will improve in 2013, primarily due to completion of the large scale upgrade project characterized with lower gross margins.

Gross Profit.  Our gross profit decreased by 5.1% to $5.3 million in 2012 from $5.6 million in 2011.  Our profit margin was approximately 25% in 2012 and 29% in 2011.  The decrease in gross profit in 2012 was mainly attributable to the increase in the cost of revenues.

Research and Development Expenses, Net.  Our research and development expenses, net, decreased by 5% to approximately $2.4 million in 2012 (net of $142,000 grant received from the OCS) from $2.5 million in 2011 (net of $382,000 grant received from the OCS).  We expect that our research and development expenses in 2013 will be lower than in 2012 as our inertial navigation and radar products are mature enough to enable business development and marketing activities.

Marketing and Selling Expenses. Marketing and selling expenses decreased by 21% to approximately $1.7 million in 2012 from $2.1 million in 2011.  This decrease is primarily due to lower commissions that we paid in 2012 compared to 2011.

General and Administrative Expenses.  General and administrative expenses increased by 12% to approximately $2.2 million in 2012 from $2.0 million in 2011.  In 2011, we received $130,000 in payments for past litigation, which reduced the general and administrative expenses .  We expect that in 2013 our general and administrative expenses will remain similar to those we incurred in 2012.

Financial Expenses, Net.  Our financial expenses, net, increased by 118% to $1 million in 2012 compared to $0.5 million in 2011.  Our interest expense, net, was $376,000 in 2012 compared to $166,000 in 2011.  Our expense resulting from the amortization of discount on a convertible note and loans from shareholders was $516,000 in 2012 compared to $212,000 in 2011.  Foreign currency exchange differences, net resulted in income of $105,000 in 2012 compared to income of $107,000 in 2011, primarily due to changes in the NIS/dollar exchange rate.  We expect that in 2013 our financial expenses will increase based on higher interest rates applicable to our loans from our controlling shareholder.

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

Gross Profit.  Our gross profit decreased by 24% to $5.6 million in 2011 from $7.4 million in 2010.  Our profit margin was approximately 29% in 2011 and 27% in 2010.  The decrease in gross profit was mainly attributable to the decrease in revenues in 2011.

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

Financial Expenses, Net.  Our financial expenses, net, decreased by 60% to $0.5 million in 2011 compared to $1.2 million in 2010.  Our interest expense, net, was $166,000 in 2011 compared to $252,000 in 2010.  Our amortization expense on a convertible note and loans from shareholders was $212,000 in 2011 compared to $576,000 in 2010.  Foreign currency exchange differences resulted in income of $107,000 in 2011 compared to expenses of $107,000 in 2010, primarily due to changes in the NIS/dollar exchange rate.

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

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at the rate of 25% in 2012.  The tax rate is expected to remain at 25% in 2013 and thereafter.

As of December 31, 2012, our net operating loss carry forward for Israeli tax purposes was approximately $62.5 million, including a capital loss carry forward of approximately $3.5 million.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development, and the International Finance Corporation.  Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade.  Israel is a member of the Organization for Economic Co-operation and Development, or the OECD, an international organization whose members are governments of mostly developed economies.  The OECD's main goal is to promote policies that will improve the economic and social well-being of people around the world.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the U.S., Australia, Canada and Japan.  These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

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

Impact of Currency Fluctuation and of Inflation

A significant portion of the cost of our Israeli operations, primarily personnel and facility-related, is incurred in NIS.  Therefore, our NIS related costs, as expressed in dollars, are influenced by the exchange rate between the dollar and the NIS.  In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in dollars may increase.  NIS linked balance sheet items, may also create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share.  Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations.  Therefore, exchange rate fluctuations could have a material adverse impact on our operating results and share price.  The caption "Financial expenses, net" in our consolidated financial statements includes the impact of these factors as well as traditional interest income or expense.  See Note 14 to our consolidated financial statements.

The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the NIS against the most important currency for our business, the dollar, until December 31 each year and the year before, and (ii) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2008	2009	2010	2011	2012
NIS vs. U.S. Dollar	(1.1)%	(0.7)%	(6.0)%	7.7%	(2.3)%
Israeli Consumer Price Index	3.8%	3.9%	2.7%	2.2%	1.6%

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results.  We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Recently Issued Accounting Standards

Effective January 1, 2012, we retrospectively adopted a new standard issued by the FASB by presenting total comprehensive income and the components of net income and other comprehensive income (loss) in two separate but consecutive statements. The adoption of this guidance resulted only in a change in the way we present other comprehensive income in our consolidated financial statements and did not have any impact on our results of operations, financial position or cash flows. Comparative amounts of previous periods are also presented.

B.           Liquidity and Capital Resources

We have historically met our financial requirements primarily through cash generated by operations, funds generated by our public offering in 1985, private placements of our ordinary shares and debt securities, loans from our principal shareholders, short-term loans and credit facilities from banks (most recently Bank Leumi Le-Israel B.M. and the Israeli branch of State Bank of India, or the Banks), research and development grants from the government of Israel and the Israel-U.S. Binational Industrial Research and Development Foundation, investment grants for approved enterprise programs and marketing grants from the government of Israel.

As of December 31, 2012, we owed $2.0 million under an annual line of credit and $1.2 million of secured borrowing with a bank against specific accounts receivable.  In addition, the Banks provided $1.8 million of guarantees on our behalf, mainly to our customers and suppliers in the ordinary course of business.  The guarantees are secured by a first priority floating charge on all of our assets and by a fixed charge on our property in Beit She'an, goodwill (intangible assets), unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of loss).  Our agreements with the Banks prohibit us from: (i) selling or otherwise transferring any assets except in the ordinary course of business; (ii) placing a lien on our assets without the Banks' consent; or (iii) declaring dividends to our shareholders.

Our working capital as of December 31, 2011 and December 31, 2012, was $3.0 million and $2.04 million, respectively.  Cash and cash equivalents amounted to $1.1 million as of December 31, 2011 compared to $1.2 million as of December 31, 2012.  Short-term and long-term bank deposits and restricted bank deposits amounted to $1.8 million as of December 31, 2011 compared to $1.4 million as of December 31, 2012.

In 2008, we borrowed $1.5 million from a company controlled by Mr. Yeung, our controlling shareholder, in order to facilitate further development of our INS technology.  This loan bears interest of LIBOR + 3% payable at the beginning of every quarter.  Principal payments equal to $90,000 each were payable in six equal installments commencing July 1, 2009 and the remaining principal amount was to be payable in eight equal installments, commencing April 1, 2011.  On August 29, 2012, our controlling shareholder agreed to postpone the repayment of $1.5 million of the principal that was due to be repaid to him, that 50% of such amount would be paid on December 15, 2012 and the remaining 50% would be payable on February 15, 2013. As of February 15, 2013 we have not repaid such principal amounts and as a result we are incurring default interest payment at the rate of Libor +7%.

In October 2010, a $3 million convertible note issued to Mr. Yeung in October 2007 was extended to October 2012.  In addition, the expiration date of a warrant to purchase up to an aggregate of 1,578,947 ordinary shares granted to Mr. Yeung at such time was extended to October 2014.  The convertible note bears interest at a rate of six-month LIBOR + 3.5% and is convertible into ordinary shares at a conversion price of $2.09 per share.  The Note is secured by a second degree floating charge over all of our assets. From January 2013, the loan bears default increased interest rate of LIBOR + 7.5%. See Item 7B. “Major Shareholders and Related Party Transactions - Related Party Transactions.”

In September 2011, we entered into a revolving loan agreement with Faith Content Development Ltd., or FCD, an entity controlled by Mr. Yeung.  The loan was in the principal amount of $1.7 million, bearing interest of three month LIBOR + 2.5% per annum.  The principal and all the unpaid and accrued interest was paid on February 29, 2012 with the proceeds from a new loan from FCD and Mr. Ben Zion Gruber, a shareholder and member of our board of directors. The loan was approved by our Audit Committee and Board of Directors, and the transaction was also approved by our shareholders at an extraordinary meeting of shareholders held in January 2012.  FCD provided $2.7 million and Mr. Ben Zion Gruber provided $300,000.  We used $1.7 million of the loan to repay in full all of the amounts due and payable under the September 2011 loan, as described above.  The remaining portion of the loan was added to our working capital.  The loan bears interest at the rate of the greater of three months LIBOR + 5% per annum, or 7% per annum.  Interest is payable quarterly in arrears and the principal is due on February 28, 2014.  As of December 31, 2012, the outstanding balance of this loan was $3.0 million.  In addition, on February 28, 2012, we issued to FCD and to Mr. Ben Zion Gruber, warrants to purchase 1,080,000 and 120,000 ordinary shares, respectively, at an exercise price of $2.50 per share.  These warrants have a term of three years.  The second degree floating charge that was granted with respect to the convertible note of 2007, secures this loan as well.

Due to our cash flow and working capital difficulties we were not able to timely and fully make the repayment of interest and principal amounts to our shareholders as described above. As a result we are required to pay the default interest on account of all such loans and all such loans may be accelerated by our lenders. However, we have reached a "standstill agreement" with our lenders, according to which, except in extraordinary circumstances, no action will be taken to accelerate the loans or to exercise their rights prior to January 31, 2014.

We made capital expenditures of $705,000 in the year ended December 31, 2012, primarily for machinery and equipment.  We currently do not have any significant capital spending or purchase commitments.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2010	2011	2012
	(U.S. dollars in thousands)
Net cash provided by (used in) operating activities	(1,685)	(1,372)	(752)
Net cash provided by (used in) investing activities	(2,027)	147	(219)
Net cash provided by financing activities	3,552	1,475	1,008
Effect of exchange rate changes on cash and cash equivalents	23	7	20
Net increase (decrease) in cash and cash equivalents	(137)	257	57
Cash and cash equivalents at beginning of the year	987	850	1,107
Cash and cash equivalents at end of the year	850	1,107	1,164

Net cash used in operating activities was $700,000 in 2012.  This was primarily due to a decrease in trade receivables of $1.5 million, a decrease in trade payables of $400,000, a decrease in other payables of $390,000, depreciation and amortization of $900,000 and amortization expense on a convertible note and loans of $516,000.  This was offset by an increase in other receivables of $339,000, costs and estimated earnings in excess of billings, net of $900,000.  Net cash used in operating activities was $1.4 million in 2011. This was primarily due to an increase in inventory of $2.1 million, a decrease in trade payables of $700,000 and a decrease in other payables of $2.0 million.  This was offset by a decrease in trade receivables of $2.5 million, costs and estimated earnings in excess of billings, net of $1.2 million, depreciation and amortization of $1.0 million and amortization expense on a convertible note and loans of $212,000. Net cash used in operating activities was $1.7 million in 2010. This was primarily due to an increase in trade receivables of $4.8 million, due to increase in revenues in 2010, particularly in the fourth quarter and an increase in costs and estimated earnings in excess of billings, net of $1.7 million.  This was offset by an increase in trade payables of $0.5 million and in other accounts payable and accrued expenses of $2.6 million, depreciation and amortization of $1.0 million and amortization expense on a convertible note and loans of $576,000.

Net cash used by investing activities was approximately $219,000 in 2012, primarily due to change in restricted cash of $472,000 and our investment of $688,000 in property, plant and equipment.  Net cash provided by investing activities was approximately $147,000 in 2011, primarily due to change in restricted cash of $348,000.  Net cash used in investing activities was approximately $2.0 million in 2010, primarily due to change in restricted cash of $1.4 million and our investment of $603,000 in property, plant and equipment.

Net cash provided by financing activities was $1.01 million in 2012, reflecting net proceeds of $1.8_million from a shareholder loans transaction.  Net cash provided by financing activities was $1.5 million in 2011, reflecting net proceeds of $1.7 million from a shareholder loan transaction.  Net cash provided by financing activities was $3.6 million in 2010, reflecting net proceeds of $3.7 million of short term bank credit.

As a result of the foregoing, at December 31, 2012, we had working capital of $2 million and cash and cash equivalents of $1.2 million as compared to working capital of $3.0 million and cash and cash equivalents of $1.1 million at December 31, 2011.

We expect to fund our short-term liquidity needs, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from our cash and cash equivalents, operating cash flow and our credit facilities.  We believe that our current cash and cash equivalents, credit facilities and our expected cash flow from operations will be sufficient to meet our cash requirements in 2013.

As of December 31, 2012, warrants to purchase 2,778,947 of our ordinary shares were outstanding: (i) a warrant to purchase 1,578,947 which was issued on December 10, 2007 in connection with the issuance of a $3.0 million convertible note to our controlling shareholder at an exercise price of $2.38 per share, exercisable until October 15, 2014; and (ii) warrants to purchase 1,200,000 ordinary shares which were issued on February 28, 2012 in connection with the loan agreement entered into in February 2012 at an exercise price of $2.50 per share, exercisable until February 28, 2015.  To the extent that the warrants will be exercised, the proceeds will be added to our working capital.

C.           Research and Development, Patents and Licenses

Research and Development

Our research and development investments focus on improvements to our existing products and the development of complementary products that would provide continued support for our current customers and would improve our capability to market our products to new customers.  In 2012, 2011 and 2010 we incurred $2.4 million, $2.5 million and $1.2 million, respectively, of research and development expenses, net.  The vast majority of these expenses are attributable to the research on our inertial navigation systems and radars.  In 2013, we will continue to invest in the research and development of new products.  As of December 31, 2012, we employed 45 engineers in research and development who concentrate mainly on research and development activities generated through customer orders and to a lesser extent on internal research and development activities.

The OCS encourages research and development by providing grants to Israeli companies, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, as amended. The terms of such grants prohibit the manufacture of the developed products outside of Israel and the transfer of technologies developed using the grants to any person without the prior written consent of the OCS.  During 2012, 2011 and 2010, we developed a new radar sensor for APS, partly financed by the OCS.  In 2012, 2011 and 2010, we received royalty bearing grants of $142,000, $382,000 and $179,000, respectively, from the OCS.

Pursuant to applicable Israeli law, we are currently required to pay royalties at the rate of 3-5% of sales of products developed with certain grants received from the OCS, up to 100% of the amount of such grants, adjusted by the exchange rate with the dollar.  As of December 31, 2012, our total obligation for royalty payments, net of royalties paid or accrued was approximately $1.5 million.

We are committed to pay royalties to the Israel - United States Binational Industrial Research and Development Foundation at the rate of 5% of the sales proceeds up to 150% of the research and development expenses financed by the foundation.  Our total obligation for royalties, net of royalties paid or accrued, totaled approximately $2.1 million as of December 31, 2012.

D.           Trend Information

In 2012, our revenues increased by 11% compared to our revenues in 2011 and we expect that in 2013 our revenues will continue to increase.   However, our revenues are subject to government budgets and we cannot provide any assurances that the economic climate will not result in the cancellation or suspension of certain projects or programs.

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

F.           Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2012 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-term debt obligations	$6,984,000	$6,984,000	-	-	-
Operating lease obligations	1,247,000	661,000	586,000	-	-
Total	$8,231,000	$7,645,000	$586,000	-	-

In addition, we have long-term liabilities for severance pay for certain employees that are calculated pursuant to Israeli law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Under Israeli law, employees are entitled to one month's salary for each year of employment or a portion thereof upon termination of employment in certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause.  As of December 31, 2012 our severance pay liability was $519,000.

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Herzle Bodinger	70	Executive Chairman of the Board of Directors
Zvi Alon	59	Chief Executive Officer
Dov Sella	57	Chief Business Development Officer
Shiri Lazarovich	38	Chief Financial Officer
Oleg Kiperman	59	Chief Technology Officer
Adrian Berg	65	Director
Roy Kui Chuen Chan	66	Director
Ben Zion Gruber (1)(2)	54	Director
Michael Letchinger	57	Director
Nurit Mor (1)(2)	69	Outside director
Eli Akavia (1)(2)	65	Outside director
(1) Member of the Audit Committee (2) Member of the Compensation Committee

Messrs. Chan and Gruber will serve as directors until our 2015 annual general meeting of shareholders.  Messrs. Bodinger and Letchinger will serve as directors until our 2013 annual general meeting of shareholders.  Mr. Berg will serve as a director until our 2014 annual general meeting of shareholders.  Ms. Mor and Mr. Akavia serve as outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until October 21, 2015.

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

Adrian Berg has served as a director since November 1997.  Mr. Berg is a designee of Horsham Enterprises Ltd.  Since 1976, Mr. Berg has been a chartered accountant and senior partner at the U.K. firm, Alexander & Co., Chartered Accountants.  Mr. Berg holds a B.Sc. degree in Industrial Administration from the University of Salford and received his qualification as a fellow of the England & Wales Institute of Chartered Accountants in 1973 after he completed three years of training at Arthur Andersen & Co.

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

Nurit Mor has served as one of our outside directors since August 2006.  Ms. Mor served as an outside director of two subsidiaries of Bank of Jerusalem since 2010, Aspen Real Estate Ltd., an Israeli public company, since September 2005 and of I.B.I Investment House Ltd., an Israeli public company, since May 2004 From 1973 to 2003, Ms. Mor served in senior positions at the Bank of Israel, including public complaints and banking supervision department.  Ms. Mor holds a B.A. degree in Economics and Statistics and a diploma in Business Administration from the Hebrew University of Jerusalem, and an M.A. degree in Labor Studies from Tel Aviv University.

Eli Akavia has served as one of our outside directors since August 2006.  Mr. Akavia has served as an independent consultant in accounting and audit issues since August 2002.  From 1979 to 2002, Mr. Akavia served as partner in various positions in Luboshitz Kasierer, which was merged into Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global.  Mr. Akavia also serves as a director of On Track Innovation Ltd., Eden Spring Ltd. and in Eshlad Ltd. Direct Funds, all of which are public Israeli companies.  Mr. Akavia has been a Certified Public Accountant (Israel) since 1975 and holds a B.Sc. degree in Mathematics and Economics from the Hebrew University of Jerusalem and an M.B.A. degree from Tel Aviv University.

B.            Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2012.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting of 11 persons	$987,296	$264,286

During the year ended December 31, 2012, we paid each of our outside directors a per-meeting attendance fee of NIS 1,816 (approximately $500) and an annual fee of NIS 28,558 (approximately $7,900).

As of April 24, 2013, our director, Mr. Ben Zion Gruber, held warrants to purchase 120,000 ordinary shares at an exercise price of $2.50 per share that were issued pursuant to the loan agreement we entered into in February 2012.  The warrants expire in February 2015.  No other board members or executive officers held any options or warrants of our company as of that date.

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

Messrs. Chan and Gruber are Class A directors and will hold office until the Annual General Meeting of Shareholders to be held in 2015.  Messrs. Bodinger and Letchinger are Class B directors and will hold office until the Annual General Meeting of Shareholders to be held in 2013.  Mr. Berg is a Class C director and will hold office until the Annual General Meeting of Shareholders to be held in 2014.  Ms. Mor and Mr. Akavia serve as our outside directors and each will hold office for a second three year term until October 21, 2015.

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

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee and the Compensation Committee must include all the outside directors.  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors.  In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of NASDAQ and the SEC.  However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  We do not follow the requirement of the NASDAQ Stock Market Rules to maintain a majority of independent directors on our board and instead follow Israeli law and practice (see Item 16G. "Corporate Governance").  However, we have the mandated three independent directors on our audit committee, in accordance with the rules of the SEC and NASDAQ Stock Market.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an outside director; or (ii) a director that serves as a board member less than nine years and the audit committee has approved that he or she meets the independence requirements of an outside director.  A majority of the members serving on the audit committee and the compensation committee must be independent under the Israeli Companies Law.

Our board of directors has determined that Ms. Mor and Mr. Akavia both qualify as independent directors under the SEC and NASDAQ requirements and as outside directors under the Israeli Companies Law requirements.  Our board of directors has further determined that Mr. Gruber qualifies as an independent director under the SEC and NASDAQ  requirements.

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

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be financially literate, satisfy the respective "independence" requirements of the SEC and NASDAQ and one of whom must have an accounting or related financial management expertise at senior levels within a company.

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

The current members of our audit committee are Ms. Nurit Mor and Messrs. Eli Akavia and Ben Zion Gruber, each of whom satisfies the "independence" requirements of both the SEC and NASDAQ.  We also comply with Israeli law requirements for audit committee members.  The audit committee meets at least once each quarter.

Compensation Committee.  Effective December 2012, under an amendment to the Companies Law, our Board of Directors is required to appoint a compensation committee, whose role is to: (i) recommend to the board on a compensation policy for office holders and to recommend to the board, once every three years, on the approval of the continued validity of the compensation policy that was determined for a period exceeding three years; (ii)  recommend an update the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve the Terms of Service and Employment of Office Holders that require the committee’s approval; and (iv) exempt a transaction from the requirement for shareholders’ approval.  The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company.  Under Israeli law, our compensation committee will consist of no less than three members, including all of our outside directors (who must constitute a majority of its members of the committee), and that the remainder of the members of the compensation committee be directors whose terms of service and employment were determined pursuant to the applicable regulations.  The amendment imposes the same restrictions on the actions and membership in the compensation committee as are discussed above under “Audit Committee” with respect to, among other things, the requirement that an outside director serve as the chairman of the committee and the list of persons who may not serve on the committee. Our board of directors established a compensation committee composed of Ms. Nurit Mor, Mr. Eli Akavia and Mr. Ben-Zion Gruber.

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

D.            Employees

As of December 31, 2012, we employed 112 persons, of whom 53 persons were employed in research, development and engineering, 46 persons in manufacturing and logistics, 4 persons in sales and marketing, and 9 persons in administration, management and finance.  All of our employees are located in Israel.  In addition, CACS, our 80%-owned subsidiary, employed 19 persons in China as of such date.

As of December 31, 2011, we employed 112 persons, of whom 54 persons were employed in research, development and engineering, 45 persons in manufacturing and logistics, 5 persons in sales and marketing, and 8 persons in administration, management and finance.  All of our employees are located in Israel.  In addition, CACS, our 80%-owned subsidiary, employed 21 persons in China as of such date

As of December 31, 2010, we employed 103 persons, of whom 49 persons were employed in research, development and engineering, 41 persons in manufacturing and logistics, 4 persons in sales and marketing, and 9 persons in administration, management and finance.  All of our employees are located in Israel.  In addition, CACS, our 80%-owned subsidiary, employed 21 persons in China as of such date.

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

E.             Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of April 24, 2013 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership(2)
Herzle Bodinger	--	--
Zvi Alon	--	--
Dov Sella	--	--
Shiri Lazarovich	--	--
Oleg Kiperman (3)	4,000	*
Adrian Berg (4)	1,533	*
Roy Kui Chuen Chan (5)	1,533	*
Ben Zion Gruber (6)	120,000	1.3%
Michael Letchinger	--	--
Nurit Mor	--	--
Eli Akavia	--	--
All directors and executive officers as a group (11 persons)	127,066	1.4%
_______
*    Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,918,647 ordinary shares issued and outstanding as of April 24, 2013.

(3)	The business addresses of Mr. Kiperman is c/o RADA Electronic Industries Ltd., 7 Giborei Israel Street, Netanya, Israel.

(4)	The business address of Mr. Berg is Alexander & Co., 17 St. Ann's Square, Manchester M2 7 PW, U.K.

(5)	The business address of Mr. Roy Chan is Gearhart Holdings (H.K.) Limited, 2202 Kodak House II, 39 Healthy Street, E. North Point, Hong Kong.

(6)
All such ordinary shares are subject to currently exercisable warrants granted pursuant to the loan agreement entered into in February 2012.  The warrants have an exercise price of $2.50 per share.  and  expire in February 2015. The business address of Mr. Gruber is c/o RADA Electronic Industries Ltd., 7 Giborei Israel Street, Netanya, Israel.

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information as of April 24, 2013, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Howard P.L. Yeung (3) (5)	7,991,872	61.4%
Kenneth Yeung (4) (5)	450,029	5.0%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options and notes currently exercisable or convertible or exercisable or convertible within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,918,647 ordinary shares outstanding as of April 24, 2013.

(3)
Includes (i) 3,447,489 outstanding ordinary shares; (ii) 1,435,407 ordinary shares issuable upon conversion of a convertible note held by FCD, an affiliate of Mr. Yeung; (iii) 2,658,947 ordinary shares issuable upon the exercise of currently exercisable warrants held by Mr. Yeung; and (iv) 450,029 ordinary shares held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother Kenneth Yeung. Mr. Howard Yeung may be deemed to control our company.

(4)	The shares are held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother Kenneth Yeung.

(5)	The address of Messrs. Howard P.L. Yeung and Kenneth Yeung is 2202 Kodak House II, 39 Healthy Street, North Point, Hong Kong.

Significant Changes in the Ownership of Major Shareholders

On February 28, 2012, we entered into a $3.0 million loan agreement with FCD, an entity controlled by Mr. Yeung, our controlling shareholder, and Mr. Gruber, a shareholder and director of our company. According to this loan agreement, we issued warrants to purchase 1,080,000 and 120,000 ordinary shares to our controlling shareholder and to Mr. Gruber respectively, at an exercise price of $2.50 per share.  These warrants expire in February 2015.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by American Stock Transfer & Trust Company, our transfer agent, as of April 24, 2013, there were 111 holders of record of our ordinary shares, of which 95 record holders holding approximately 60.8% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees.

B.           Related Party Transactions

On October 15, 2007, we entered into a $3.0 million loan agreement with Mr. Yeung, pursuant to which, we issued to Mr. Yeung a convertible note that is convertible into ordinary shares at a conversion price of $2.09 per share.  The convertible note was initially scheduled to mature on October 14, 2010.  In addition, Mr. Yeung received warrants to purchase up to an aggregate of 1,578,947 ordinary shares at an exercise price of $2.375 per share, exercisable for a period of five years beginning on October 15, 2007.  Effective as of April 2010, our Audit Committee and Board of Directors approved an amendment to the loan transaction according to which the maturity date of the notes and the expiration date of the warrants has been extended by two years, until October 14, 2012 and October 15, 2014, respectively.  Pursuant to the Israeli Companies Regulations (Relief from Related Party Transactions) 5760-2000 and based on a legal opinion that we received, we determined that shareholder approval was not required for the amendment to the loan transaction, since it extends the term of an existing transaction that was duly approved in accordance with requirements of the Israeli Companies Law.  As of April 24, 2013 we have not repaid the loan and as a result we incur default interest payment at the rate of LIBOR +7.5%.

In September 2011, we entered into a revolving loan agreement with FCD, an entity controlled by Mr. Yeung.  The loan was in the principal amount of $1.7 million, bearing interest of three month LIBOR + 2.5% per annum.  The principal and all the unpaid interest accrued thereupon was paid on February 29, 2012 from the proceeds of a loan received from FCD and Mr. Ben Zion Gruber, a shareholder and director of our company.  Pursuant to the Israeli Companies Regulations (Relief from Related Party Transactions) 5760-2000 and based on a legal opinion that we received, we determined that shareholder approval was not required for this loan because the transaction was at market terms, in the ordinary course of business and did not harm our best interests.

Subject to the approval of the Israeli Ministry of Defense, we also agreed to grant FCD a non-exclusive license to use the technology developed for non-military/commercial purposes. The non-exclusive license will automatically convert into an exclusive license should we default on any of our obligations under the loan agreement.  We have also agreed, subject to the approval of several governmental authorities including the Israeli Ministry of Defense, to establish in the future a joint venture with Mr. Yeung or an affiliated entity that will be engaged in the production and marketing of such non-military products and technology.

In February 2012, we entered into a $3.0 million loan agreement with FCD and Mr. Ben Zion Gruber.  The loan was approved by our Audit Committee and Board of Directors, and the transaction was also approved by our shareholders at an extraordinary meeting held in January 2012.  FCD provided $2.7 million and Mr. Ben Zion Gruber provided $300,000.  We used $1.7 million of the loan to repay in full all of the amounts due and payable under the September 2011 loan, as described above.  We intend to use the remaining $1.3 million to finance our future operations, including the continued development of our INS Technology and land radar for protection systems.  The loan bears interest at the rate of the greater of three months LIBOR + 5% per annum, or 7% per annum.  Interest is payable quarterly in arrears and the principal is due on February 28, 2014.  In addition, on February 28, 2012 we issued to FCD and to Mr. Ben Zion Gruber, warrants to purchase 1,080,000 and 120,000 ordinary shares, respectively, at an exercise price of $2.50 per share.  These warrants may be exercised within a period of three years.  As of April 24, 2013 we have not repaid part of the interest or any of the principal that was due and as a result we are incurring default interest payment at the rate of 12%. We have reached a "standstill agreement" with our controlling shareholder, according to which, except for extraordinary circumstances, they will not accelerate the loans or take any action, or otherwise exercise their rights, with respect to the collection of the loans prior to January 31, 2014.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Export Sales

Export sales constitute a significant portion of our sales. In 2012, we had approximately $16.3 million of export sales, constituting approximately 75% of our total sales. For further information regarding the allocation of our revenues by geographic region see Item 4 –“Information on the Company-Markets”.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2012.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low
2008	$2.80	$0.50
2009	$3.09	$0.52
2010	$2.93	$1.81
2011	$4.48	$1.55
2012	$2.37	$0.95

Quarterly Stock Information

The following table sets forth for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

2011	High	Low
First Quarter	$3.53	$2.14
Second Quarter	$4.48	$2.85
Third Quarter	$4.28	$1.80
Fourth Quarter	$2.64	$1.55

2012	High	Low
First Quarter	$2.37	$1.70
Second Quarter	$2.00	$1.04
Third Quarter	$1.47	$0.97
Fourth Quarter	$1.51	$0.95

2013	High	Low
First Quarter (through April 22, 2013)	$1.92	$1.05

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
October 2012	$1.51	$0.95
November 2012	$1.28	$1.07
December 2012	$1.17	$1.04
January 2013	$1.20	$1.05
February 2013	$1.92	$1.13
March 2013	$1.59	$1.12
April (through April 22, 2013)	$1.19	$0.96

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

Provisions Restricting Change in Control of Our Company

The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction.  The approval of the board of directors of both companies is subject to such board's confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors.  Each company must notify its creditors about the contemplated merger.  Generally, under the Israeli Companies Law, our articles of association are deemed to include a requirement that such merger be approved by a special resolution of the shareholders, as explained above.  The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder.  For purposes of the shareholders' approval, the merger shall not be deemed as granted, unless the court determines otherwise, if it is not supported by the majority of the shares represented at the general meeting, other than those shares that are held by the other party to the merger or by any shareholder holding 25% or more of the outstanding share capital of the company or the right to appoint 25% or more of the members of the board of directors.  See Item 6C.  "Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law."

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

C.           Material Contracts

We do not deem any individual contract to be a material contract which is not in the ordinary course of our business.

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

General Corporate Tax Rate

The Israeli corporate tax rate was 25% in 2010, 24% in 2011 and 25% in 2012.  The corporate tax rate is expected to remain at 25% in 2013 and thereafter.  In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.  Capital gains derived after January 1, 2003 (the gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are subject to tax at a rate of 25%.

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

Share Allocations to Employees and controlling shareholders

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

Controlling shareholders will be taxable under section 3(i) to the Tax Ordinance, according to which, the grantee pays income tax rate (according to the marginal tax rate of the grantee- up to 48% in 2012) on the profit upon the sale of the underlying shares. As of January 1, 2013 the marginal tax rate (48%) of an individual will increase in 2% in case his taxable income in a tax year exceed the amount of NIS 800,000 (including capital gains from marketable securities, dividends and interest income).

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

Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder in tax years beginning after December 31, 2012 will be subject to tax at a reduced maximum tax rate of 20 percent.  Distributions taxable as dividends paid on the ordinary shares should qualify for the 20 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel, or the Treaty, or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations.  The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

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

F.           Dividend and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We are subject to certain of the reporting requirements of the Exchange Act, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We also submit to the SEC reports on Form 6-K containing (among other things) press releases and unaudited financial information.  We post our annual report on Form 20-F on our website (www.rada.com) promptly following the filing of our annual report with the SEC.  The information on our website is not incorporated by reference into this annual report.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.  The Exchange Act file number for our SEC filings is 000-15375.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at 7 Giborei Israel Street, Netanya 42504, P.O 8606, Israel.

I.           Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Interest Rate Risk

We currently do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risks.  We pay interest on our credit facilities, convertible notes and long-term and short-term loans based on Libor, for dollar-denominated loans, and Israeli prime or adjustment differences to the Israeli consumer price index, for some of our NIS-denominated loans.  As a result, changes in the general level of interest rates may affect the amount of interest payable by us under these facilities.  Accordingly, a 1% increase in the Libor rate would increase our financing expenses by approximately $41,500.

Foreign Currency Exchange Risk

The depreciation of the NIS against the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar).  As of December 31, 2012, we had liabilities payable in NIS which are not linked to the dollar in the amount of $3.7 million and cash and receivables in the amount of $1.3 million denominated in NIS.  Accordingly, 1% appreciation of the NIS against the dollar would increase our financing expenses by approximately $51,000.  A 1% depreciation of the NIS against the dollar would decrease our financing expenses by the same amount.  Neither a 10% increase nor decrease in current exchange rates would have a material effect on our consolidated financial statements.  However, the amount of liabilities payable and/or cash and receivables in NIS is likely to change from time to time.

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

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F.  Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2012, our internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED.

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that that Mr. Eli Akavia, one of our outside directors, within the meaning of the Israeli Companies Law, and an independent director, as defined by the rules of the Securities and Exchange Committee and NASDAQ, meets the definition of an audit committee financial expert, as defined by rules of the SEC.  For a brief listing of Mr. Akavia's relevant experience, see Item 6.A. "Directors, Senior Management and Employees -- Directors and Senior Management."

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

	Year Ended December 31
Services Rendered:	2011	2012
Audit (1)	$99,000	$93,000
Total (2)	$99,000	$93,000
___________
(1)
Include professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by our accountant in connection with statutory and regulatory filings or engagements.

(2)	No audit related, tax or other fees paid to our principal independent registered public accounting firm in 2011 and 2012.

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

Issuer Purchase of Equity Securities

Neither we, nor any "affiliated purchaser" of our company, has purchased any of our securities during 2012.  Although we do not believe that either Mr. Yeung, our controlling shareholder, or Mr. Gruber, a shareholder and director of our company, may be deemed to be an affiliated purchaser as defined in the Exchange Act, on February 28, 2012, we entered into a $3.0 million loan agreement with FCD, an entity controlled by Mr. Yeung, and Mr. Gruber, according to which, we issued warrants to purchase 1,080,000 and 120,000 ordinary shares to FCD and to Mr. Gruber, respectively, at an exercise price of $2.50 per share.  These warrants expire in February 2015.

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

In May 2005 and August 2005, we informed NASDAQ that we do not comply with the following requirements of Rule 5615(a)(3), and instead follow Israeli law and practice in respect of such requirements:

•
The requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules.  Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. In addition, in accordance with the rules of the SEC and NASDAQ, we have the mandated three independent directors, as defined by the rules of the SEC and NASDAQ, on our audit committee.  See above in this Item 6C. "Directors, Senior Management and Employees - Board Practices - Independent and Outside Directors.

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

Not applicable.

ITEM 18.           FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.           EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (1)
2.1	Specimen of Share Certificate (1)
4.1	Loan Agreement dated July 1, 2008, between the Registrant and Faith Content Development Ltd. (2)
4.2	License Agreement dated July 2, 2008 between the Registrant and Faith Content Development Ltd. (3)
4.3	Loan Agreement dated as of February 27, 2012 by and among the Registrant, Faith Content Development Limited and Mr. Benzion Gruber
8.1	List of Subsidiaries of the Registrant
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document.* (4)
101.SCH	XBRL Taxonomy Extension Schema Document.* (4)
101.CAL	XBRL Taxonomy Calculation Linkbase Document.* (4)
101.LAB	XBRL Taxonomy Label Linkbase Document.* (4)
101.PRE	XBRL Taxonomy Presentation Linkbase Document.* (4)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.* (4)

*
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.
(2)	Filed as Exhibit 4.4 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.
(3)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.
(4)	To be filed by amendment to this Annual Report on Form 20-F for the year ended December 31, 2012.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 2 Pal-Yam Avenue Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972 (4)8654022 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

RADA ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of RADA Electronic Industries Ltd. ("the Company") and its subsidiary as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiary as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Haifa, Israel	/s/Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
April 24, 2013	A Member of Ernst & Young Global

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2012	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,164	$1,107
Restricted deposits	1,311	1,385
Trade receivables (net of allowance for doubtful accounts of $15 and $7 at December 31, 2012 and 2011, respectively)	5,381	6,920
Costs and estimated earnings in excess of billings on uncompleted contracts	1,748	814
Other accounts receivable and prepaid expenses	939	727
Inventories	7,272	7,655

Total current assets	17,815	18,608

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,160	1,563

PROPERTY, PLANT AND EQUIPMENT, NET	3,324	3,277

OTHER ASSETS:
Intangible assets, net	-	155
Goodwill	587	587

Total other assets	587	742

Total assets	$22,886	$24,190

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2012	2011

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank credit	$3,172	$3,933
Trade payables	1,948	2,380
Loans from shareholders	3,968	2,405
Convertible note from a shareholder, net	3,000	2,810
Other accounts payable and accrued expenses	3,750	4,126

Total current liabilities	15,838	15,654

LONG-TERM LIABILITIES:
Loans from shareholders, net	-	176
Accrued severance pay and other long term liability	519	516

Total long-term liabilities	519	692

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at December 31, 2012 and 2011; Issued and outstanding: 8,918,647 shares at December 31, 2012 and December 31, 2011 respectively	119	119
Additional paid-in capital	70,884	70,176
Accumulated other comprehensive income	468	443
Accumulated deficit	(65,565)	(63,514)

Total RADA Electronic Industries shareholders' equity	5,906	7,224
Non-controlling interest	623	620

Total equity	6,529	7,844

Total liabilities and equity	$22,886	$24,190

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2012	2011	2010

Revenues:
Products	$20,073	$17,469	$25,776
Services	1,478	1,936	1,747

	21,551	19,405	27,523
Cost of revenues:
Products	15,453	12,707	19,297
Services	780	1,093	820

	16,233	13,800	20,117

Gross profit	5,318	5,605	7,406

Operating costs and expenses:
Research and development, net	2,423	2,543	1,182
Marketing and selling	1,664	2,106	2,563
General and administrative	2,243	1,997	1,732

Total operating costs and expenses	6,330	6,646	5,477

Operating profit (loss)	(1,012)	(1,041)	1,929
Financial expenses, net	1,043	478	1,184

Net income (loss)	(2,055)	(1,519)	745

Less: Net (income) loss attributable to non-controlling interest	4	(7)	(11)
Net income (loss) attributable to RADA Electronic Industries' shareholders	$(2,051)	$(1,526)	$734

Net income (loss) per share attributable to RADA Electronic Industries' shareholders:

Basic and diluted net income (loss) per Ordinary share	$(0.23)	$(0.17)	$0.08

Weighted average number of Ordinary shares used for computing basic and diluted net income (loss) per share	8,918,647	8,899,161	8,868,857

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010

Net income (loss)	$(2,055)	$(1,519)	$745
Less: Net (income) loss attributable to non-controlling interest	4	(7)	(11)
Net income (loss) attributable to RADA Electronic Industries' shareholders	$(2,051)	$(1,526)	$734

Other comprehensive income:
Change in foreign currency translation adjustment	$32	$64	$95
Less: other comprehensive income attributable to non-controlling interest	7	13	19
Other comprehensive income (loss) attributable to RADA Electronic Industries' shareholders	$25	$51	$76

Comprehensive income (loss)	$(2,023)	$(1,455)	$840
Less: comprehensive income attributable to non-controlling interest	3	20	30
Comprehensive income (loss) attributable to RADA Electronic Industries' shareholders	$(2,026)	$(1,475)	$810

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of		Additional	Accumulated other		Non
	Ordinary	Share	paid-in	comprehensive	Accumulated	controlling	Total
	shares	capital	capital	income	deficit	interest	equity

Balance at January 1,2010	8,868,857	119	69,578	316	(62,722)	570	7,861
Share-based compensation for employees	-	-	31	-	-	-	31
Discount on convertible loan due to modification of debt	-	-	451	-	-	-	451
Other comprehensive income	-	-	-	76	-	19	95
Net income	-	-	-	-	734	11	745

Balance at December 31, 2010	8,868,857	119	70,060	392	(61,988)	600	9,183
Exercise of options	49,790	*) -	116	-	-	-	116
Other comprehensive income	-	-	-	51	-	13	64
Net Loss	-	-	-	-	(1,526)	7	(1,519)

Balance at December 31, 2011	8,918,647	119	70,176	443	(63,514)	620	7,844
Issuance of warrants to shareholders			708				708
Other comprehensive income				25		7	32
Net Loss					(2,051)	(4)	(2,055)

Balance at December 31, 2012	8,918,647	119	70,884	468	(65,565)	623	6,529

*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010

Cash flows from operating activities:
Net income (loss)	$(2,055)	$(1,519)	$745
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	897	951	962
Amortization –of discount on convertible note and loans	516	212	576
Share-based compensation for employees	-	-	31
Severance pay, net	19	1	85
Decrease (increase) in trade receivables, net	1,539	2,532	(4,777)
Increase in other accounts receivable and prepaid expenses	(337)	(417)	(395)
Grants received from Chief Scientist's Office (OCS)	142	382	179
Decrease (increase) in unbilled receivables	(943)	1,224	(1,659)
Decrease (increase) in inventories	325	(2,069)	(501)
Increase (decrease) in trade payables	(463)	(697)	493
Increase (decrease) in other accounts payable and accrued expenses	(392)	(1,972)	2,576

Net cash provided by (used in) operating activities	(752)	(1,372)	(1,685)

Cash flows from investing activities:

Purchase of property, plant and equipment	(688)	(218)	(603)
Increase (decrease) in deposits	(3)	17	(11)
Change in restricted cash	472	348	(1,413)

Net cash provided by (used in) investing activities	(219)	147	(2,027)

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010
Cash flows from financing activities:

Proceeds from loans from a shareholder, net of issuance expenses	3,998	1,700	-
Repayment of long term loan from shareholders	(2,229)	(529)	(160)
Short-term bank credit, net	(761)	188	3,712

Exercise of options and warrants	-	116	-

Net cash provided by financing activities from continuing operations	1,008	1,475	3,552

Effect of exchange rate changes on cash and cash equivalents	20	7	23

Increase (decrease) in cash and cash equivalents	57	257	(137)
Cash and cash equivalents at the beginning of the year	1,107	850	987

Cash and cash equivalents at the end of the year	$1,164	$1,107	$850

		Year ended December 31,
		2012	2011	2010
(b)	Supplemental disclosures of cash flow activities:

	Net cash paid during the year for:

	Income taxes	$84	$63	$7

	Interest	$304	$168	$219

(c)	Non-cash transactions

	Transfer of inventory to property, plant and equipment	$58	$629	$-
	Purchase of property, plant and equipment in credit	$31	$-	$-

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

The Company is organized and operates as one operating segment.

b.
As reflected in the consolidated financial statements as of December 31, 2012, the Company has an accumulated deficit of $65,565. Based on existing and anticipated orders in 2013 and the Company's current credit facilities, management believes that the anticipated cash flows from operations and liquidity resources will enable the Company to finance its operations at least through December 31, 2013 (see Note17).

c.
The Company operates a test and repair shop using its Automated Test Equipment ("ATE") products in Beijing, China through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS" or "subsidiary"). CACS was established with a Chinese third party, which owns the remaining 20% equity interest.

d.	Revenues from major customers accounted for 68%, 64% and 73% of total revenues for the years ended December 31, 2012, 2011 and 2010, respectively. (see note 16c).

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

a.	Use of estimates:

The preparation of financial statements in conformity with ("US GAAP")requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they were made.

b.	Financial statements in U.S. dollars:

Most of the revenues of the Company are generated in U.S. dollars. In addition, a substantial portion of the costs of the Company is incurred in U.S dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, its functional and reporting currency is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate, in the period in which the currency exchange rate changes.

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

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. Current maturities of a loan from its controlling shareholder in the amount of $2,405 were reclassified from Bank credit and current maturities to loans from shareholders. This reclassification did not impact total assets, total liabilities, stockholders’ equity, and results of operations or cash flows.

e.	Cash equivalents:

All highly liquid investments that are readily convertible to cash and are not restricted as to withdrawal or use and the period to maturity of which did not exceed three months at time of deposit, are considered cash equivalents.

f.	Restricted deposit:

Restricted cash is invested in short-term bank deposits (less than three months), which are mainly used as security for the Company's guarantees to customers. The deposits are in U.S. dollars and bears a variable interest of up to 1.5%.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories and for market prices lower than cost, (see also Note 4).

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

Leasehold improvements are dpreciated over the shorter of the estimated useful life or the lease period.

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

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2012 and 2011, no impairment losses have been identified.

k.	Goodwill

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, "Intangibles- Goodwill and Other", goodwill acquired in a business combination should not be amortized. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. The Company determines its fair value according to the Company's market capitalization and the goodwill was tested for impairment by comparing the fair market value with its carrying amount. As of December 31, 2012, no impairment losses have been identified. As a result, step two was not required.

l.	Research and development costs:

Research and development costs, net of participation grants, include costs incurred for research and development and are expensed as incurred.

The Company received royalty-bearing grants, from the Chief Scientist's Office of the Israeli Ministry of Industry, Trade and Labour ("OCS") for the purpose of partially funding research and development projects. The grants are recognized as a deduction from research and development costs or capitalized costs on the basis of costs incurred(see also note 11b).

ASC 985, "Software", requires capitalization of certain software development, costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model.

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

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

The Company applies ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.

The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The adoption of ASC 740-10 did not result in a change in the Company's accumulated deficit. The Company did not record any provision in connection with ASC 740-10 as of December 31, 2012 and 2011.

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

Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2012, 2011 and 2010 amounted to $562, $583 and $668, respectively.

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

Level 1 -
Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

The carrying amount of cash and cash equivalents, restricted deposits, trade receivables, other accounts receivable, bank credit and current maturities of long term loans, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table presents the Company's assets (liabilities) measured at fair value on a recurring basis at December 31, 2012 and 2011:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$-	$(87)	$-	$(87)

Total	$-	$(87)	$-	$(87)

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$-	$151	$-	$151

Total	$-	$151	$-	$151

p.	Concentrations of credit risk:

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

The Company accounts for comprehensive income in accordance with ASC 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, which is effective for annual reporting periods beginning after December 15, 2011. Accordingly, the Company adopted ASU 2011-05 on January 1, 2012. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. Upon adoption of the new guidance, the Company elected to present a separate statement of consolidated comprehensive income.

The other comprehensive income, net, relates to gains on foreign currency translation adjustments were in the amount of $468 and $443 at December 31, 2012 and 2011, respectively.

r.	Warranty:

In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the liability from these warranties is not material as of December 31, 2012 and 2011.

s.	Share-based compensation:

At December 31, 2012, the Company has one stock-based employee compensation plan, which is described in Note 12b.

The Company accounts for stock-based compensation under ASC 718, "Compensation – Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors.

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's statements of operations.

The Company estimates the fair value of stock options on the grant date using the Black-Scholes-Merton option-pricing model. No options were granted during the years ended December 31, 2012, 2011 and 2010. In addition, all outstanding options at December 31, 2012 were expired on January 26, 2013 due to expiry of the Company's option plan after 10 years.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Revenue recognition:

The Company generates revenues mainly from the sale of products and from long-term fixed price contracts of defense electronics as follows: data recording and management systems, inertial navigation systems for air and land applications, avionics solutions, avionics for UAVs, and land radar for force and border protection applications. In addition, the Company provides manufacturing, development and product support services.

The Company also generates revenues from repair services using its Automated Test Equipment ("ATE") mainly through CACS.

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

Revenues from long-term fixed price contracts which provide a substantial level of development efforts are recognized in accordance with ASC 605-35 ("Construction-Type and Production-Type contracts"), using contract accounting on a percentage of completion method in accordance with the "Input Method". The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. As of December 31, 2012 and 2011, the provision for estimated losses identified is $583 and $56, respectively.

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

Basic net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year in accordance with ASC 260, "Earnings Per Share". For the years ended December 31, 2012, 2011 and 2010, all the outstanding options, convertible notes and warrants have been excluded from the computation of diluted net income (loss) per share, since their effect is anti-dilutive.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on ASC 815, "Derivatives and Hedging", as amended and related Interpretations. ASC 815 requires the Company to recognize all derivatives on the balances sheet at fair value. If a derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings (for cash flow hedge transactions) or recognized in other comprehensive income until the hedged item is recognized in earnings (for fair value hedge transactions).

The ineffective portion of a derivative's change in fair value is recognized in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included in earnings. Cash flows related to such hedges are classified as operating activities.

The Company enters into forward exchange contracts in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS. Any gain or loss derived from such instruments is recognized immediately as financial expenses, net.

As of December 31, 2012 and December 31, 2011, the fair value of the outstanding forward contracts is $151 which was recorded in other receivables against financial income and $87 which was recorded in accruals against financial expenses, respectively.

w.	Recently issued accounting standards:

Effective January 1, 2012, the Company retrospectively adopted a new standard issued by the Financial Accounting Standards Board by presenting total comprehensive income and the components of net income and other comprehensive income (loss) in two separate but consecutive statements. The adoption of this guidance resulted only in a change in how the Company presents other comprehensive income in the Company's consolidated financial statements and did not have any impact on the Company's results of operations, financial position or cash flows. Comparative prior periods amounts are also presented.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	CONTRACTS IN PROGRESS

Amounts included in the consolidated financial statements, which relate to unbilled receivables are classified as current assets.. Summarized below are the components of the amounts:

Costs and estimated earnings in excess of billings on uncompleted contracts:

	December 31,
	2012	2011

Costs incurred on uncompleted contracts, net *)	$13,946	$19,464
Estimated earnings (loss)	5,267	3,377

	19,213	22,841
Less - billings and progress payments	16,401	20,943

Costs and estimated earnings in excess of billings on uncompleted contracts	2,812	1,898

Less: Long-term portion	(1,064)	(1,084)

Current portion	$1,748	$814

(*)   Net of OCS grants in the amount of $313 and $275 as of December 31, 2012 and 2011 respectively (see Note 11b).

NOTE 4:-	OTHER ACCOUNTS RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2012	2011

Prepaid expenses	$356	$238
Government institutions	265	366
Derivative instruments	151	-
Other	167	123

	$939	$727

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	INVENTORIES

	December 31,
	2012	2011

Raw materials and components	$2,747	$2,430
Work in progress	3,885	4,529
Finished goods	640	696

	$7,272	$7,655

Write-offs of inventories for the years ended December 31, 2012, 2011 and 2010 amounted to $72, $136 and $133, respectively. The write-offs were due to slow-moving items and excess inventories and were recorded in cost of revenues.

NOTE 6:-	LONG TERM RECEIVABLES AND DEPOSITS

	December 31,
	2012	2011

Costs and estimated earnings in excess of billings on uncompleted contracts (see Note 3)	$1,064	$1,084
Restricted deposits	42	440
Leasing deposits	54	39

	$1,160	$1,563

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2012	2011
Cost:

Factory building	$1,989	$1,989
Other buildings	1,329	1,319
Machinery and equipment (*)	8,934	11,628
Office furniture and equipment	399	393
Leasehold improvements	208	208

	12,859	15,537
Accumulated depreciation:

Factory building	1,741	1,660
Other buildings	622	570
Machinery and equipment (*)	6,783	9,704
Office furniture and equipment	293	278
Leasehold improvements	96	48

	9,535	12,260

Depreciated cost	$3,324	$3,277

(*)
Write-offs of machinery and equipment (cost and accumulated depreciation) for the years ended December 31, 2012 and 2011 amounted to $3,502 and $0, respectively. The write-offs are due to fully depreciated assets that are no longer in use.

Depreciation expense amounted to $742, $797 and $741 for the years ended December 31, 2012, 2011 and 2010, respectively.

As for charges, see Note 11f.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	OTHER ASSETS

a.	Intangible assets, net:

	December 31, 2012				December 31, 2011
	Useful Life from date of acquisition	Gross carrying amount	Accumulated amortization	Amortized balance	Gross carrying amount	Accumulated amortization	Amortized balance
	(Years)
Test Systems Programs Sets ("TPS")	5 - 10	$8,275	$8,275	$-	$8,275	$8,120	$155

Amortization expense was $155, $154 and $221 for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 9:-	BANK CREDIT AND LOANS

a.	Current maturities

	December 31,
	2012	2011

Loan in U.S. dollars from shareholder (1,2,3)	$3,968	$2,405
Bank credit (5)	3,172	3,933
Convertible note from its controlling shareholder, net (4)	3,000	2,810

	$10,140	$9,148

b.	Long-term loans:

	December 31,
	2012	2011

Loan in U.S. dollars from its controlling shareholder (1)	$-	$176

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	BANK CREDIT AND LOANS (Cont.)

1.
In July 2008, the Company entered into a $1,500 loan agreement with its controlling shareholder. The loan was provided mainly in order to facilitate the development of the Company's inertial navigation system technology (“INS Technology”). The loan bears interest of LIBOR+3% payable at the beginning of every quarter. The controlling shareholder received a non-exclusive license to sell the INS Technology for non-military/commercial purposes. The non-exclusive license granted under this agreement will automatically convert into an exclusive license should the Company default on any of its obligations under the loan agreement. The fair value of the non-exclusive license at the transaction date is deemed de minimis. During September 2012 an amendment to the finance agreement was signed, according to which, the controlling shareholder agreed to lend of the company $1,148 in addition to the then remaining unpaid loan amount of $352, to support the development efforts. The loan bears interest of LIBOR+3% and which was to be payable in two equal installments of $750 each, up until February 10, 2013, and has not yet been repaid by the Company (see also Note 17). As of December 31, 2012, a total balance of $1,500 is due.

2.
In September 2011 the Company entered into a revolving loan agreement ("September loan agreement") with its controlling shareholder in the amount of $1,700. The loan carried interest at the rate of three month LIBOR+2.5% per annum.

3.
During February, 2012, in order to finance future operations, including the continued development of the INS Technology and land radar for protection systems, the Company entered into a $3,000 loan agreement ("February Agreement") with an entity affiliated with its controlling shareholder and another shareholder. The controlling shareholder provided $2,700 and the other shareholder provided $300. Of such amount, $1,700 was used to repay in full the outstanding amount due and payable under the September loan agreement. The  loan bears interest at the rate of the greater of three months LIBOR+5% per annum, or 7% per annum.  Interest is payable quarterly in arrears. The principal of the loan will be repaid on February 28, 2014. The loan granted by the controlling shareholder is secured by a floating charge over all of the Company's assets that are subordinated to the specific and floating charges over the Company's assets that were granted to certain banks and financing institutes. As part of this loan agreement the Company issued 1,200,000 warrants at an exercise price of $2.5 per share for a term of three years (see Note 12c). The transaction was accounted for as a Debt Instruments with Detachable Warrants in accordance with ASC 470-20. The total amount of discount on the loan as a result of the allocated proceeds attributable to the warrants feature amounting to $708, is amortized over the term of the loan using the effective interest method pursuant to ASC 835, "Interest". The loan is classified as a short term loan due to the fact that the Company has failed to repay a convertible note issued to its controlling shareholder as mentioned in section 4 below (see also Note 17).

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	BANK CREDIT AND LOANS (Cont)

4.
During December 2007, the Company issued a convertible note in the amount of $3,000 to its controlling shareholder, and warrants to purchase up to an aggregate of 1,578,947 ordinary shares at an exercise price of $2.38 per share for a term of five years. The principal was due on December 2010. During October 2010, the maturity date of the convertible note was extended to October 2012 and the expiration date of the warrants was extended to October 2014. The convertible note bears interest at a rate of six-month LIBOR + 3.5% which was 3.96% at December 31, 2010 and it is convertible into Ordinary shares at a conversion price of $2.09 per share. The transaction was accounted for as a modification of debt accordance with ASC 470-50, "Debt". As a result, the Company recorded a discount on the convertible note of $451 due the modification. The discount was amortized over the term of the extended note using the interest method (see also Note 17). As of December 31, 2012, the Company did not repay the convertible note principal of $3,000. From January 2013 the loan bears default increased interest rate of LOBOR +7.5%.

5.
The Company has an annual line of credit from banks of $2,000 out of which $1,986 was fully utilized as of December 31, 2012, and a line of credit for guarantees of approximately $2,340, out of which $1,790 was utilized as of December 31, 2012. In addition, the Company may secure borrowing with one of its banks against specific accounts receivables up to $1,750. As of December 31, 2012, the Company secured borrowings against specific accounts receivables in the amount of $1,186  (see also Note 11g).

The annual average interest rate on the lines of credit is 3.18% at December 31, 2012.

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

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2012	2011

Payroll and related accruals	$1,719	$1,951
Accrued expenses - subcontractors	883	1,060
Accrued expenses	564	453
Accrued royalties	-	55
Accrued commissions	357	201
Tax authorities	140	122
Advance from customers	-	112
Contracts in progress - provision for estimated losses	-	56
Others	87	116

	$3,750	$4,126

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	As of December 31, 2012, the Company was not a party to any legal proceedings.

b.
The Company's research and development efforts have been partially financed through royalty-bearing programs sponsored by the OCS. In return for the OCS's participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the OCS, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $1.5M as of December 31, 2012. The total amount of royalties charged to operations for the years ended December 31, 2012, 2011 and 2010 was approximately $0, $1 and $6, respectively. As of December 31, 2012, the company received total grants from the OCS in the amount of $5,594.

Research and development grants received from the OCS, amounted to $142, $382 and $179 in the years ended December 31, 2012, 2011 and 2010, respectively.

c.
Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and Development Fund ("BIRD") Foundation. The Company is committed to pay royalties to the BIRD Foundation at a rate of 5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $2,066 as of December 31, 2012. No royalties were charged to operations for the years ended December 31, 2012, 2011 and 2010.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	The Company's offices in Netanya, Israel are rented under a non-cancelable operating lease expiring January 31, 2015. In addition, the Company's motor vehicles are rented under operating leases.

Annual minimum future rental commitments under these leases, at exchange rates in effect on December 31, 2012, are approximately as follows:

2013	$661
2014	541
2015	45

$1,247

Lease expense for the years ended December 31, 2012, 2011 and 2010 was $783, $878 and $906, respectively.

e.
In 2008, the Company entered in to a lease agreement to purchase machinery in the amount of approximately $224, which was accounted for as a capital lease under ASC 840, "Leases". The total amount of the lease liability was $16 and $45 as of December 31, 2012 and 2011 respectively.

f.	Floating charges have been recorded on all of the Company's assets and specific charges have been recorded on certain assets in respect of the Company's liabilities to its banks and other creditors.

g.
The Company provides bank guarantees to its customers and others in the ordinary course of business. The guarantees which are provided to customers are to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers and others as of December 31, 2012 is approximately $1,790.

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Stock option plans:

In 2003, the Company's Board approved the adoption of Israeli Employee Stock Option Plan ("the Plan"), which authorized the grant of options to purchase up to an aggregate of 1,666,667 Ordinary shares (in 2006 the Company's Board approved an increase in the plan by an additional 500,000 options), respectively, to officers, directors, consultants and key employees of the Company and its subsidiary. Options granted under the Plan expire within a maximum of ten years from adoption of the plan. One third of the options granted under the Company's Plan vest immediately on the grant date and the remaining two thirds vest ratably over two years. Compensation expense is recognized by the straight-line method.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The exercise price of an option granted to an employee may not be less than 60% of the fair market value of the Ordinary shares on the date of grant of the option. The exercise price of an option granted to a non-employee director or consultant may not be less than 80% of the fair market value of the Ordinary shares on the date of grant of the option. Any options that are cancelled or forfeited before expiration become available for future grants. At December 31, 2012, 341,832 options were available for grant under the Plan.  Upon exercise of options by employees, the Company satisfies the requirements by issuing newly issued shares.

Transactions related to the above Plan (including warrants to directors) during the year ended December 31, 2012 were as follows:

	Year ended December 31, 2012
	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding at beginning of year	718,573	$2.45	1.07	$-

Options outstanding at end of year	718,573	$2.45	0.07	$-

Vested and expected to vest at December 31, 2012	718,573	$2.45	0.07	$-

Exercisable options at end of year	718,573	$2.45	0.07	$-

Share based compensation for the years ended December 31, 2012, 2011 and 2010 was $0, $0 and $31 respectively.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

No options were granted in 2011 and 2012. All options were expired on January 26, 2013 due to expiry of the 2003 plan.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on December 31, 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2012. As of December 31, 2012, no options were in-the-money. As of December 31, 2012 there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

c.	Warrants:

As of December 31, 2012, warrants to purchase 2,778,947 Ordinary shares were outstanding. 1,578,947 of these warrants were issued on December 10, 2007 in connection with the issuance of a convertible note of $3,000 to its controlling shareholder, at an exercise price of $2.38 per share for a term of five years. During October 2010, the expiration date of the warrants was extended to October 2014, and the conversion price was set at $2.09 per share.

During February 2012, pursuant to 2012 loan agreement the Company issued warrants to purchase 1,200,000 Ordinary shares at an exercise price of $2.5 per share for a term of three years.

The fair value of the warrants was based on the Black-Scholes-Merton option-pricing model, assuming a stock price of $2.04, a risk free interest of 0.41%, a volatility factor of 52.5%, dividend yield of 0% and contractual life of three years.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME

a.	Tax rates applicable to income of companies in Israel:

In December 2011, the Israeli Parliament ("Knesset") passed the Law for Adjustment of the Tax Burden (Legislative Amendments), 2011, which came into effect on January 1, 2012 ("the Law for Adjustment of the Tax Burden"). Pursuant to the Law for Adjustment of the Tax Burden, the corporate tax rate is 25% in 2012 and thereafter. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

b.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company qualifies as an "Industrial Company" under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industrial Encouragement Law”). The Industrial Encouragement Law defines an “Industrial Company” as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production.

The principal benefit from the above law is the deduction of expenses in connection with a public offering. Also, under the industrial Encouragement Law an "Industrial Company" is entitled to special rates of depreciation for industrial equipment and in addition to amortization of the cost of purchased know-how and patents over an eight year period for tax purposes and an accelerated depreciation rate on equipment.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

c.
As of December 31, 2012, the net operating tax loss carryforward relating to the  Company in Israel amounted to approximately $ 62.6 million, including a carryforward capital loss amounting to approximately $ 3.5 million. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

As the Company believes that it is more likely than not that the deferred tax assets in respect of these carryforward losses amounting to approximately $ 16.7 million will not be utilized, the Company recorded a valuation allowance for the entire balance of the deferred tax asset relating to the carryforward losses.

d.
The main reconciling items between the statutory tax rate of the Company and the effective tax rate is the valuation allowance recorded in respect of the deferred tax assets relating to net operating loss carryforwards and other temporary differences due to the uncertainty of the realization of such tax assets.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont)

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2012	2011

Net operating loss carry forward	$15,653	$15,317
Allowance and reserve	334	318

Total deferred tax assets before valuation allowance	15,987	15,635
Valuation allowance	(15,987)	(15,635)

Net deferred tax assets	$-	$-

As of December 31, 2012 and December 31, 2011, the Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carry forward and other temporary differences, since they have a history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

The Company account for its income tax uncertainties in accordance with FASB ASC No. 740 which clarifies the accounting for uncertainties in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

As of December 31, 2012 and 2011, there were no unrecognized tax benefits that if recognized would affect the annual effective tax rate.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2012	2011	2010

Income:

Foreign currency exchange differences	$166	$395	$70
Interest on cash equivalents and restricted deposits	18	20	5
Others	31	197	-

	215	612	75
Expenses:

Interest on convertible note and loans from shareholders	376	159	174
Amortization of discount on a convertible note and loans from shareholders	516	212	576
Foreign currency exchange differences	60	288	177
Interest on loans from banks and other credit balances	26	27	83
Bank commissions and others	280	404	249

	1,258	1,090	1,259

	$(1,043)	$(478)	$(1,184)

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	RELATED PARTY BALANCE AND TRANSACTIONS

For the year ended December 31, 2012, the Company incurred $248 in respect of interest on loans received from its shareholders.

See also Notes 9 and 12c for transactions with the Company's shareholders.

NOTE 16:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
In accordance with Statement of ASC 280, "Segment Reporting" , the Company is organized and operates as one business segment, which develops, manufactures and sells ATE products, avionics equipment and aviation data acquisition and debriefing systems (see also Note 1a).

b.	Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Year ended December 31,
	2012	2011	2010

Israel	$5,329	$7,009	$9,187
Asia	4,594	3,110	3,920
North America	2,370	1,876	3,532
Latin America	8,943	7,289	10,678
Europe	315	121	206

Total	$21,551	$19,405	$27,523

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.	Major customers:

Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues are as follows:

	Year ended December 31,
	2012	2011	2010
	%

Customer A	5	13	17
Customer B	11	17	10
Customer C	9	8	36
Customer D	32	23	3
Customer E	11	3	7

d.	Long-lived assets by geographic areas:

	December 31,
	2012	2011

Israel	$3,262	$3,277
China	649	742

	$3,911	$4,019

NOTE 17:-	SUBSEQUENT EVENTS:

During April, 2013, the Company entered into a "standstill agreement" with its controlling shareholder and another shareholder, according to which those shareholders will not take any action, or otherwise exercise their rights, with respect to the collection of loans in the total amount of $7,500 at least until January 31, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADA ELECTRONIC INDUSTRIES LTD.

By:	/s/ Zvi Alon
Name:	Zvi Alon
Title:	Chief Executive Officer

Dated:  April 24, 2013