Form 20-F/A
period 2012-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2013-05-02
CIK 761238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

Yes ☐     No ☒

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F of Rada Electronic Industries Ltd. amends the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 that was filed with the Securities and Exchange Commission on April 24, 2013 (the “Original 20-F”).  This Amendment does not reflect a change in the results of operations of the registrant or in any information in the Original 20-F other than to furnish Exhibit 101 to the Original 20-F, which contains the XBRL Interactive Data Files required to be submitted and posted pursuant to Rule 405 of Regulation S-T.  This Amendment does not reflect events occurring after the filing of the Original 20-F or modify or update the disclosure contained therein in any way other than as required to reflect the amendment discussed above.  Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, the complete text of Exhibit 101 of the Original 20-F in its entirety is attached to this Amendment.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description
101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema Document.*
101.CAL	XBRL Taxonomy Calculation Linkbase Document.*
101.LAB	XBRL Taxonomy Label Linkbase Document.*
101.PRE	XBRL Taxonomy Presentation Linkbase Document.*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.*

*
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on Form 20-F/A on its behalf.

RADA ELECTRONIC INDUSTRIES LTD.

By:	/s/ Zvi Alon
Name: Zvi Alon
Title: Chief Executive Officer

Dated:  May 02, 2013