Form 20-F
period 2013-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2014-04-30
CIK 761238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

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

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of principal executive offices)

Shiri Lazarovich, CFO, +972 9 892 1122 (phone), + 972 9 885 5885 (fax)
7 Giborei Israel Street, Netanya 4250407, Israel
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

Ordinary Shares, par value NIS 0.015 per share…8,918,647
(As of December 31, 2013)

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

Yes ☐    No ☒

INTRODUCTION

We are an Israel based defense electronics contractor.  We specialize in the development, manufacture and sale of airborne data recording and management systems (such as digital video and data recorders, ground debriefing stations, head-up display cameras), inertial navigation systems for air and land applications, avionics solutions (such as aircraft upgrades, avionics for unmanned aircraft vehicles, or UAVs, store management systems and interface computers) and tactical land radars for force and border protection applications (active protection systems for armored fighting vehicles, hostile fire detection, and perimeter surveillance).

Our shares are traded on the NASDAQ Capital Market under the symbol "RADA".  As used in this annual report, the terms "we," "us" and "our" mean RADA Electronic Industries Ltd. and its subsidiaries, unless otherwise indicated.

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

i

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS	61
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	61

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.           Selected Financial Data

We derived the following consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 from our audited consolidated financial statements included elsewhere in this annual report.  We derived the consolidated statements of operations data for the years ended December 31, 2009 and 2010, and the consolidated balance sheet data as of December 31, 2009, 2010 and 2011 from our audited consolidated financial statements that are not included in this annual report.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(U.S. dollars in thousands, except per share data)
Revenues	$18,442	$27,523	$19,405	$21,551	$21,761
Cost of revenues	12,223	20,117	13,800	16,233	17,160
Gross profit	6,219	7,406	5,605	5,318	4,601
Research and development, net	1,616	1,182	2,543	2,423	1,459
Marketing and selling	1,607	2,563	2,106	1,664	1,959
General and administrative	1,937	1,732	1,944	2,137	1,919
Operating income (loss)	1,059	1,929	(988)	(906)	(736)
Financial expense, net	832	1,184	531	1,149	1,907
Net Income (loss)	$227	$745	$(1,519)	$(2,055)	(2,643)
Net (income) loss attributable to non-controlling interest	(14)	(11)	(7)	4	8
Net income (loss) attributable to RADA Electronic Industries' shareholders	$213	$734	$(1,526)	$(2,051)	(2,635)
Basic and diluted net income (loss) per Ordinary share attributable for RADA Electronic Industries' shareholders	$0.02	$0.08	$(0.17)	$(0.23)	$(0.30)
Weighted average number of shares used to compute basic and diluted net income (loss) per share	8,862	8,869	8,899	8,919	8,919

	As of December 31,
	2009	2010	2011	2012	2013
	(U.S. dollars in thousands)
BALANCE SHEET DATA:
Working capital (deficiency)	$4,773	$7,594	$2,954	$1,977	$(152)
Total assets	18,989	27,098	24,190	22,886	22,007
Short-term credits and current maturities of long-term loans	184	4,274	6,338	7,140	7,194
Convertible note - short term	2,482	-	2,810	3,000	3,000
Long-term debt, net of current maturities	1,410	881	176	-	-
Convertible note - long term	-	2,598	-	-	-
Shareholders' equity	7,291	8,583	7,224	5,906	3,350

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We incurred operating losses in each of the last  three years and may not be able to achieve or sustain profitable operations in the future or generate positive cash flows from operations.  As of December 31, 2013, our accumulated deficit was $68.2 million.  To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing.  Such financing may not be available, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.

We will need to raise additional capital in the future, which may not be available to us; We have entered into  a standstill agreement with our controlling shareholder and other shareholders after not repaying fully and timely the interest and principal due on loans  provided to us.

As a consequence of our need to invest in research and development, we incurred significant bank debt and sold equity and debt securities in private placements to fund our operating requirements.  Our controlling shareholder and other shareholders have provided us with loans in the aggregate amount of approximately $7.1 million, which are secured by second degree liens over all of our properties.  As of April 30, 2014 we have not timely and fully repaid the principal and interest due on a portion of such shareholders’ loans and therefore such loans are subject to acceleration upon the demand of the lenders.  However, we reached a standstill agreement with our shareholders according to which, except in extraordinary circumstances, they will not take any action to accelerate the loans prior to January 31, 2015.

Our working capital requirements and the cash flow from our operating activities are likely to vary greatly from quarter to quarter, depending on the timing of orders and deliveries, the build-up of inventories, and the payment terms offered to our customers.  We will need to raise additional funds for a number of uses, including:

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

The market for our products is highly competitive and we may not be able to compete effectively in our market.  Our principal competitors in the defense electronics market include Elbit Systems Ltd., GE Aviation, Goodrich Corporation, Honeywell International Inc., Israel Aerospace Industries Ltd., or IAI, Northrop Grumman Corporation, Sagem Avionics LLC, Thales Group, Zodiac Aerospace Group and SRC Inc.  We expect to continue to face competition from these and other competitors.  Most of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do.  These competitors are able to achieve greater economies of scale and may be less vulnerable to price competition than us.  We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors.  Failure to do so could adversely affect our business, financial condition and results of operations.

We may not be able to implement our growth strategy which could adversely affect our business, financial condition and results of operations.

In line with our growth strategy, we entered into a number of strategic relationships with Embraer S.A., or Embraer, Hindustan Aeronautics Ltd., or HAL, IAI, Lockheed Martin Corporation, or Lockheed Martin, Boeing Defense, Space & Security, or Boeing, Rafael Advanced Defense Systems Ltd., or Rafael, and Israel Military Industries Ltd., or IMI, to increase our penetration into the defense electronics market.  We are currently investing and intend to continue to invest significant resources to develop these relationships and additional new relationships.  Should our relationships fail to materialize into significant agreements or should we fail to work efficiently with these companies, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

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

The vast majority of our revenues are derived from the sale of products with military applications.  These revenues totaled approximately $20.7 million, or 95% of our revenues, in 2013, $20.3 million, or 94% of our revenues, in 2012 and $17.9 million, or 92% of our revenues, in 2011.  The defense budgets of a number of countries may be reduced in the future.  Declines in defense budgets may result in reduced demand for our products and manufacturing services.  This would result in reduction in our core business' revenues and adversely affect our business, results of operations and financial condition.

Unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

During periods of slowing economic activity our customers may reduce their demand for our products and technology, which would reduce our sales, and our business, operating results and financial condition may be adversely affected. Economies throughout the world currently face a number of challenges, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. Notwithstanding the improving economic conditions in some of our markets, many companies are still cutting back expenditures or delaying plans to add additional personnel or systems. Any further worsening of the global economic condition could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral.  Any of these events would likely harm our business, operating results and financial condition.

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

A significant portion of our revenues is derived from a small number of customers.  During each of the years ended December 31, 2013 and 2012, 54% of our revenues were attributable to three customers. We anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers.  If our principal customers do not continue to purchase products from us at current levels or if such customers are not retained and we are not able to derive sufficient revenues from sales to new customers to compensate for their loss, our revenues would be reduced and adversely affect our business, financial condition and results of operations.

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

We enter into fixed-price contracts that could subject us to losses in the event we fail to properly estimate our costs.

We enter into firm fixed-price contracts. If our initial cost estimates are incorrect, we can lose money on these contracts. Because many of these contracts involve new technologies, unforeseen events, such as technological difficulties and other cost overruns, can result in the contract pricing becoming less favorable or even unprofitable to us and have an adverse impact on our financial results.

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

We are a global aviation and defense company with worldwide operations. Although over 44% of our sales are in Israel, North America and Western Europe, we expect to derive an increasing portion of our sales and future growth from other regions such as Latin America, India and Central and Eastern Europe, which may be more susceptible to political or economic instability. In addition, in many less-developed markets, we rely heavily on third-party distributors and other agents for the marketing and distribution of our products and capabilities. Many of these distributors do not have internal compliance resources comparable to ours. Business activities in many of these markets have historically been more susceptible to corruption. If our efforts to screen third-party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, which may adversely affect our reputation and our business, financial condition or results of operations.

Exports accounted for 81% of our sales in 2013, 75% of our sales in 2012 and 64% of our sales in 2011.    Our reliance on export sales subjects us to many risks inherent in engaging in international business, including:

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

In addition, as a company registered with the SEC, we are subject to the regulations imposed by the Foreign Corrupt Practices Act, or FCPA, which generally prohibits registrants and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business or obtaining an improper business benefit. We have adopted proactive procedures to promote compliance with the FCPA, but we may be held liable for actions taken by our strategic or local partners or agents even though these partners or agents may not themselves are subject to the FCPA. Any determination that we have violated the FCPA could materially and adversely affect our business, results of operations, and cash flows.

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

Regulations that impose disclosure requirements regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries in our products will result in additional cost and expense and could result in other significant adverse effects.

Rules adopted by the SEC implementing the Dodd-Frank Wall Street Reform and Consumer Protection Act impose diligence and disclosure requirements regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries in our products. Compliance with these rules may result in additional cost and expense, including for due diligence to determine and verify the sources of any conflict minerals used in our products, in addition to the cost of remediation and other changes to products, processes, or sources of supply as a consequence of such verification activities. These rules may also affect the sourcing and availability of minerals used in the manufacture of our products to the extent that there may be only a limited number of suppliers offering “conflict free” metals that can be used in our products. There can be no assurance that we will be able to obtain such metals in sufficient quantities or at competitive prices. Also, since our supply chain is complex, we may face reputational challenges with our customers, shareholders and other stakeholders if we are unable to sufficiently verify the origins of the metals used in our products. We may also encounter customers who require that all of the components of our products be certified as conflict free. If we are not able to meet customer requirements, such customers may choose to disqualify us as a supplier, which could impact our sales and the value of portions of our inventory.

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

Mr. Howard Yeung beneficially owned approximately 56.6% of our outstanding shares as of April 30, 2014.  For as long as Mr. Yeung has a controlling interest in our company, he will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, as long as Mr. Yeung has a controlling interest in our company, he will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, including the power to elect all of the members of our board of directors (except outside directors, within the meaning of Israeli law), or prevent an acquisition or any other change in control of us.  Because the interests of Mr. Yeung may differ from the interests of our other shareholders, actions taken by him with respect to us may not be favorable to our other shareholders.

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

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2014.  Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations.  In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in neighboring areas to Israel, such as Hamas in Gaza and Hezbollah in Lebanon. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules.  Among other things, as a foreign private issuer we may follow home country practice with regard to the composition of the board of directors, director nomination procedure, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Stock Market Rules which require that we  obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.	INFORMATION ON THE COMPANY

A.           History and Development of the Company

We were incorporated under the laws of the State of Israel on December 8, 1970.  We are a public limited liability company under the Israeli Companies Law 1999-5759, or the Israeli Companies Law, and operate under this law and associated legislation.  Our registered offices and principal place of business are located at 7 Giborei Israel Street, Netanya 4250407, Israel, and our telephone number is +972-9-892-1111.  Our website address is www.rada.com.  The information on our website is not incorporated by reference into this annual report.

We develop, manufacture and sell defense electronics including, avionics solutions (including avionics for unmanned aerial vehicles), airborne data/video recording and management systems, inertial navigation systems and tactical land radars for force and border protection systems.  In addition, we continue to sell and support our legacy commercial aviation products and services, mainly through our Chinese subsidiary.

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

 Today's advanced defense electronics systems typically incorporate components that are derived from the industrial or the consumer electronics markets, especially from the telecom markets.  Most of the defense electronics systems are built with commercial components and even with sub-systems, which reduce the overall price, and at the same time generate complex obsolescence issues.

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

Our current product lines are:

•	Data/video recording and management for aerial platforms;

•	Inertial navigation systems for aerial and land platforms;

•	Avionics solutions (including avionics for UAVs); and

•	Radars for force and border protection systems (land based).

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

Data/Video Recording and Management

We are one of the world’s leaders in the field of mission data recording, management, and post-mission analysis and debriefing.  Over the past 25 years we have developed, fielded and supported a wide range of solid-state digital recorders, cameras and debriefing systems for aerospace and military applications, including:

•	Flight data recorders, or FDR, for fighter aircraft;

•	Digital video/audio/data recorders, or DVDR (with data transfer functions);

•	High-rate (no compression) data recorders, or HRDR, for aircraft and airborne pods;

•	Video recorders and airborne data servers, or VRDS, the latest approach to avionic data management;

•	A wide range of head-up-displays color video cameras, or HCVC, for fighter aircraft; and

•	A variety of ground debriefing solutions, or GDS.

Featuring state-of-the-art technologies, our digital recorders are designed for military applications.  Our high-performance recorders provide simultaneous, high-capacity video (both analog and digital/HD), audio and data recording, high throughput and mass storage handling capabilities, supporting rapid dissemination and real time playback.  Our video recorders implement MPEG-2 and/or MPEG-4 (H.264) compression formats, supporting up to 128GB of solid state memory, facilitating continuous recording over extended mission durations.

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

Our products are fully qualified and operational with fixed and rotary-wing aircraft and land vehicles, and are backed by our support experts who provide global technical and maintenance support.  Our customers include leading air forces and prime integrators worldwide, such as the Israeli Air Force, or IAF, the Chilean Air Force, GE Aviation, Lockheed Martin, Boeing, HAL, Embraer, Rafael, IAI, and others.

Inertial Navigation Systems

Leveraging on our in-depth scientific research and algorithmic expertise, utilizing state-of-the-art fiber optic gyro, or FOG, and micro-electro mechanical systems, or MEMS, sensors, and taking advantage of our experience in electronic and mechanical design, we are introducing a line of advanced - yet affordable - inertial navigation systems, or INS.  Our INS products are adaptable to the performance and interface requirements of multiple combat platforms and weapon systems.  Among our navigation products are:

•	R-100F: FOG-based, navigation-grade Embedded GPS-INS;

•	R-200M: Compact, MEMS-based, multiple-sensor aided INS for combat platforms and weapons;

•	MAVINS – Modular Avionics and MEMS-Based INS: Specially-designed compact integrated solution for UAVs and disposable applications; and

•	Inertial measurement units or IMUs.

Our navigation solutions introduce sophisticated and proprietary sensor fusion algorithms, and embed modular design principles leading to minimal integration efforts into larger mission systems.  The compact, reliable, and affordable INS are applicable to manned and unmanned platforms, as well as to disposable applications.

Our INS line of products ranges from IMUs through fully-integrated and compact modular avionics and INS/GPS for UAVs, to navigation-grade, high-performance systems.  Our navigation products are backed by our global, dedicated, and professional technical and maintenance services.  We are continuing with our research and development efforts and intend to design a complete family of applications that will provide solutions for various manufacturers' needs.  At the same time, we are marketing our products to our strategic customers and are working together to define the next versions of this family of solutions.

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

We offer the following avionics solutions:

•	Complete integrated avionics upgrade suites for fighters and mission aircraft;

•	Mission and display computers;

•	Weapon management systems;

•	Data interface and processing computers;

•	Mission data recorders and debriefing solutions;

•	HUD video cameras;

•	INS;

•	Air data sensors; and

•	Avionics for UAVs (Interface control processors, engine control computers, Payload management computers, and others).

Our avionics solutions are accepted by leading air forces and prime integrators worldwide, such as the IAF, Lockheed Martin, Boeing Company, GE Aviation, HAL, Embraer, IAI, Rafael and many others. Our units are installed onboard F-16, F-15, A-4, Jaguar, MiG-27, Su-30MKI, Dhruv Helicopter, MiG-29 and Super-Tucano aircraft, and onboard a continuously-growing number of UAVs.

Tactical Radars for Force and Border Protection Solutions

We develop advanced ground radars for tactical applications such as force protection and border protection.  Our pulse Doppler software-defined radars, are solid-state, fully digital, do not include any moving parts, are compact, mobile and highly reliable, provide hemispheric spatial coverage and multi-mission capabilities and demonstrate unprecedented performance-to-price ratio.

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

▪
The RPS-15 comprehensive hostile fire management system for combat vehicle detects, tracks, classifies~~,~~ and locates direct and elevated threats fired at combat vehicles, allowing the mobile force to successfully complete its mission while operating in a hostile environment.

 The current operational missions of the MHR are the following:

▪
The RPS-40 hostile fire detection radar system detects, tracks, classifies and locates direct and elevated threats fired at stationary or mobile forces. It computes the Point-Of-Origin (POO) and Point-Of-Impact (POI) of the threats, which may be rockets, artillery, mortars, ATGMs, RPGs, and more other threats. The system can be integrated with any protection and Command, Control, Communications, Computers and Intelligence (C4I) system and be installed at stationary bases and posts, or onboard fighting vehicles.

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

Business Development, Sales and Marketing

Strategy

Our business development strategy is based on the following principles:

•	Maintaining our business focus on electronic systems for the military and para-military markets;

•	Expanding our product offerings by adding new applications to our existing product lines and by adapting our products to land systems;

•	Expanding our customer base by including our products in solutions and integrated systems for airborne and land vehicles;

•	Establishing sales channels with system integrators and major manufacturers such as Embraer, HAL, Lockheed Martin, Boeing, IMI, IAI, Rafael and others; and

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

Lockheed Martin.  Lockheed Martin is the manufacturer of the F-16 aircraft, one of the most popular fighter aircraft in the western world today.  We are supplying the DVDR and GDS for new F-16 aircraft production and for F-16 upgrade programs led by Lockheed Martin.

GE Aviation.  GE Aviation is a world leader in avionics systems for fighter and commercial aircraft.  We have prolonged and successful cooperation with GE for over 12 years.  We are performing built-to-print production of several products for GE.

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

Israel Aerospace  Industries.  We actively supply avionics and test equipment to four different divisions of IAI, and in particular to the LAHAV and MALAT divisions, who are major aircraft integrators and utilize our products and services.

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

Boeing Defense, Space and Security. Boeing, a provider of air defense and high-energy laser systems, has acquired our MHR in 2013 for evaluation of its use as part its directed energy tactical systems. Field testing of the MHR, which was recently delivered to Boeing, are ongoing and initial results are positive.

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

Business Development and Marketing

Our executive chairman, Maj. Gen. (Ret.) Herzle Bodinger, our chief executive officer, Mr. Zvi Alon, and our chief business development officer, Mr. Dov Sella, lead our business development and marketing efforts.  We currently employ three additional professionals in the marketing and sales of our products.  Our chief technology officer and our engineering department support our marketing and sales efforts with respect to proposal preparations and products demonstrations.  In addition, we have business development consultants in Europe, South America and Asia who receive fees for sales generated by them.

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

In 2012 and 2013, our MHR and CHR production-standard prototypes underwent highly successful field tests and demonstrations in Israel and abroad.  In October 2012 and 2013, we showcased our full range of tactical land radar solutions for the defense and HLS markets at the Association of the United States Army (AUSA) Annual Meeting in Washington, D.C.

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

Principal Customers

Generally, we complete a few major transactions each year, each in an amount comprising more than 10% of our revenues for such year.  As a result, each year a significant portion of our revenues is derived from a small number of customers.  The following table sets forth our principal customers in 2011, 2012 and 2013:

	Percentage of Revenues
	2011	2012	2013
Embraer S.A.	23%	32%	20%
Lockheed Martin Corporation	2%	5%	17%
Hindustan Aeronautics Ltd	8%	6%	17%
Israel Aerospace Industries	17%	11%	12%
A Latin America Customer	8%	9%	11%
Israeli Ministry of Defense	13%	5%	1%
GE Aviation	7%	4%	2%
Russian Aircraft Corporation MiG	3%	11%	2%

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

Geographical Markets

We sell our products to various air forces and companies worldwide.  The following table presents our revenues by geographical markets for the periods indicated:

	2011	2012	2013
Israel	36%	25%	20%
South and Latin America	37%	41%	31%
Asia	16%	21%	25%
North America	10%	11%	24%
Europe	1%	1%	1%

Competition

The markets for our products are highly competitive.  Our principal competitors in the defense electronics market include Elbit Systems Ltd., GE Aviation, Goodrich Corporation, Honeywell International Inc., IAI, Northrop Grumman Corporation, Sagem Avionics LLC., Thales Group, Zodiac Aerospace Group and SRC Inc.  We expect to continue to face competition from these and other competitors.  Most of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do.  These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us.  We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors.  Failure to do so could adversely affect our business, financial condition and results of operations.

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

We place great emphasis on quality control in our production processes.  Commencing with customer requirements and expectations, via raw material inspection through completion, specifications are repeatedly checked.  We maintain a quality assurance team that participates in every stage of the design and manufacturing of the products.  Our quality management system is certified by the Standards Institute of Israel, or SII, pursuant to ISO 9001:2008 for hardware design and production and ISO 90003:2004 for software design.  SII performs quality system audits twice a year and various customers perform audits four to six times a year.  Our environmental management system is certified by SII to ISO 14001:2004.  Our quality management system is also certified according to AS-9100C, a quality management system for aerospace requirements.

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

 C.           Organizational Structure

We own an 80% interest in CACS, a company based in China that is engaged in aircraft repair services.  In 2010, we and our local partner in China, Tianzhu Forest Development Co., or Tianzhu, agreed that Tianzhu would divest its 20% interest and CACS would become a wholly-owned subsidiary.  In consideration for the 20% interest in CACS, we agreed to provide Tianzhu our 80% interest in the land and building in CACS.  The agreement is subject to the approval of the Chinese authorities and other procedures which need to be performed by both parties, which have not been completed as yet and the necessary approval may never be obtained.

D.           Property, Plants and Equipment

We own a 30,000 square feet industrial building in Beit She'an, Israel.  The building, which includes manufacturing facilities and warehouse space, is situated on land leased from the Israel Land Authority for a period of 49 years ending in 2034.  The plant has sufficient capacity to meet our current requirements.

Our executive offices and research and development facilities are located in a 17,200 square feet office facility in Netanya, Israel.  The lease for this facility expires in January 2015.  The aggregate annual rent for our offices in Israel was approximately $316,000 in 2013.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating Results

The following discussion of our results of operations should be read together with our consolidated financial statements and the related notes, which appear elsewhere in this annual report.  The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward-looking statements.  Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report

Overview

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

We also generate revenues from repair services using our automated test equipment, mainly through CACS. Revenues from services are recognized when the service is performed.

Impairment of Long-Lived Assets.  We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends.  Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount of the carrying value of the asset exceeds its fair value.  As of December 31, 2013 and 2012, no impairment losses have been identified

Impairment of Goodwill.  We are required to assess the impairment of goodwill at least annually (or more frequently if impairment indicators arise).  FASB ASC 350 "Intangibles-Goodwill and other" prescribes a two-phase process for impairment testing of goodwill.  The first phase screens for impairment while the second phase (if necessary) measures it.  In the first phase of impairment testing, goodwill attributable to each reporting unit is tested for impairment by comparing the fair value of each reporting unit with its carrying value.  We have only one reporting unit and we determine its fair value according to our market capitalization.  The goodwill was tested for impairment by comparing the fair market value with its carrying amount and as of December 31, 2013 and 2012(our annual assessment date), no impairment indicators have been identified.  As a result, step two was not required.

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

Derivatives and hedging, We are required to recognize all derivatives on the balance sheet at fair value.  Derivatives that are not hedges must be adjusted to fair value through income as stipulated in FASB ASC 815 "Derivatives and Hedging," or ASC 815.  If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.  The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.  We use derivatives to hedge certain cash flow foreign currency exposures in order to further reduce our exposure to foreign currency risks.

In 2013 and 2012, we entered into forward contracts in order to hedge certain expense transactions denominated in NIS.  Our forward contracts did not qualify as hedging instruments under ASC 815. Changes in the fair value of forward contracts are reflected in the consolidated statements of operations as financial income or expense and not against the Other Comprehensive Income.  As of December 31, 2013, the fair value of the outstanding forward contracts was $46,000, which was recorded in other receivables against financial income and as of December 31, 2012, the fair value of the outstanding forward contracts was $151,000, which was accrued against financial expenses.

Inventory valuation. The majority of our inventory consists of work in progress, raw materials and components. Inventories are valued at the lower of cost or market. Cost of finished goods is determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs. Cost of raw materials is determined using the “standard cost” method. Raw material is valued using the “FIFO” method. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material items based on their potential utilization. If we consider specific inventory to be damaged, we write such inventory down to zero. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, and excess inventories. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning the future utilization of the inventory items. Inventory write-offs were $313,000, $72,000 and $136,000 as of December 31, 2013, 2012 and 2011, respectively.

Allowance for doubtful accounts. Our trade receivables are derived from sales to customers all over the world. We perform ongoing credit evaluations of our customers. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was $36,000, $15,000 and $7,000 as of December 31, 2013, 2012 and 2011, respectively.

Explanation of Key Income Statement Items

Revenues.  Our revenues are mainly derived from sales of defense electronics (solid-state recorders, computers, inertial navigation systems, etc.) and their supporting ground systems (automated testers, data debriefing stations).

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

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, legal, administrative personnel, professional fees, provisions for doubtful accounts and other general corporate expenses.

Research and Development Expenses, net.  Research and development expenses consist primarily of salary expenses for research and development personnel, use of subcontractors and other costs incurred in the process of developing product masters.

Financial Expenses, Net.  Financial expenses consist of interest and bank expenses, interest on convertible note and loans, amortization expenses of discount on convertible note, deferred charges and currency remeasurement losses.  Financial income consists of interest on cash and cash equivalent balances and currency remeasurement gains.

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
Revenues	100.0%	100.0%	100%
Cost of revenues	71.1%	75.3%	78.9%
Gross profit	28.9%	24.7%	21.1%
Research and development, net	13.1%	11.2%	6.7%
Marketing and selling	10.8%	7.8%	9.0%
General and administrative	10%	9.9%	8.8%
Operating income (loss)	(5)%	(4.2)%	(3.4)%
Financial expenses, net	(2.8)%	(5.3)%	(8.8)%
Net income (loss)	(7.8)%	(9.5)%	(12.2)%
Net income attributable to non-controlling interest	0.0%	0.0%	0.0%
Net income (loss) attributable to RADA shareholders	(7.8)%	(9.5)%	(12.2)%

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Revenues.  Our revenues increased by 1% to $21.8 million in 2013 from $21.6 million in 2012.

Cost of Revenues.  Cost of revenues increased by 6% to $17.2 million in 2013 from $16.2 million in 2013.  The increase is primarily due to the erosion of the dollar against the NIS.  We expect that our cost of revenues as a percentage of revenues will be similar in 2014.

Gross Profit.  Our gross profit decreased by 13% to $4.7 million in 2013 from $5.3 million in 2012.  Our profit margin was approximately 21% in 2013 and 25% in 2012.  The decrease in gross profit in 2013 was mainly attributable to the increase in the cost of revenues.

Research and Development Expenses, Net.  Our research and development expenses, net, decreased by 40% to approximately $1.5 million in 2013 (net of $15,000 of grants received from the OCS) from $2.4 million in 2012 (net of $142,000 in grants  received from the OCS).  We expect that our research and development expenses in 2014 will be lower than in 2013 as our inertial navigation and radar products are mature enough to enable business development and marketing activities.

Marketing and Selling Expenses. Marketing and selling expenses increased by 18% to approximately $2.0_ million in 2013 from $1.7 million in 2012.  This increase is primarily due to an  increase in commissions and the costs associated with  the engagement of a U.S. market consultant_.

General and Administrative Expenses.  General and administrative expenses decreased by 10% to approximately $1.9 million in 2013 from $2.2 million in 2012.  We expect that in 2014 our general and administrative expenses will remain similar to those we incurred in 2013.

Financial Expenses, Net.  Our financial expenses, net, increased by 66% to $1.9 million in 2013 compared to $1 million in 2012.  Our interest expense, net, was $729,000 in 2013 compared to $376,000 in 2012.  Our expense resulting from the amortization of the discount on a convertible note and loans from shareholders was $489,000 in 2013 compared to $516,000 in 2012.  Foreign currency exchange differences, net resulted in loss of $120,000 in 2013 compared to income of $105,000 in 2012, primarily due to changes in the NIS/dollar exchange rate.  We expect that in 2014 our financial expenses will decrease based on possible decrease in loan interest.

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

Gross Profit.  Our gross profit decreased by 5% to $5.3 million in 2012 from $5.6 million in 2011.  Our profit margin was approximately 25% in 2012 and 29% in 2011.  The decrease in gross profit in 2012 was mainly attributable to the increase in the cost of revenues.

Research and Development Expenses, Net.  Research and development expenses, net decreased by 5% to approximately $2.4 million in 2012 from $2.5 million in 2011.  The decrease is primarily attributable to reduced spending on the  development of our INS and radar technology.

Marketing and Selling Expenses. Marketing and selling expenses decreased by 21% to approximately $1.7 million in 2012 from $2.1 million in 2011.  This decrease is primarily due to lower commissions that we paid in 2012 compared to 2011.

General and Administrative Expenses.  General and administrative expenses increased by 10% to approximately $2.1 million in 2012 from $1.9 million in 2011, primarily due to lower payments received from judgments relating to completed litigation.

Financial Expenses, Net.  Our financial expenses, net, increased by 116% to $1 million in 2012 compared to $0.5 million in 2011.  Our interest expense, net, was $376,000 in 2012 compared to $159,000 in 2011.  Our expense resulting from the amortization of discount on a convertible note and loans from shareholders was $516,000 in 2012 compared to $212,000 in 2011.   Foreign currency exchange differences, net resulted in income of $105,000 in 2012 compared to income of $107,000 in 2011, primarily due to changes in the NIS/dollar exchange rate.

Our Location in Israel

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal manufacture, research and development facilities are located in Israel.  See Item 3D "Key Information – Risk Factors – Risks Relating to Our Location in Israel" for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at the rate of 25% in 2013.  The tax rate is expected to increase to 26.5% in 2014.

As of December 31, 2013, our net operating loss carry forward for Israeli tax purposes was approximately $67.5 million, including a capital loss carry forwards of approximately $3.8 million.

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

	Year Ended December 31,
	2009	2010	2011	2012	2013
NIS vs. U.S. Dollar	(0.7)%	(6.0)%	7.7%	(2.3)%	(7.0)%
Israeli Consumer Price Index	3.9%	2.7%	2.2%	1.6%	1.9%

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

Not applicable.

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

As of December 31, 2013, we owed $0.9 million under an annual line of credit and $0.93 million of secured borrowing with a bank against specific accounts receivable.  In addition, the Banks provided $1.2 million of guarantees on our behalf, mainly to our customers and suppliers in the ordinary course of business.  The guarantees are secured by a first priority floating charge on all of our assets and by a fixed charge on our property in Beit She'an, goodwill (intangible assets), unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of loss).  Our agreements with the Banks prohibit us from: (i) selling or otherwise transferring any assets except in the ordinary course of business; (ii) placing a lien on our assets without the Banks' consent; or (iii) declaring dividends to our shareholders.

We had working capital as of December 31, 2012 of $2 million and a working capital deficit of $0.152 million at December 31, 2013.  Cash and cash equivalents amounted to $1.2 million as of December 31, 2012 compared to $2.1 million as of December 31, 2013.  Short-term and long-term bank deposits and restricted bank deposits amounted to $1.3 million as of December 31, 2012 compared to $1.0 million as of December 31, 2013.

In July 2008, we borrowed $1.5 million from Faith Content Development Limited, or FCD, a company controlled by Mr. Yeung, our controlling shareholder, in order to facilitate further development of our INS technology.  This loan carried interest at LIBOR + 3% payable at the beginning of every quarter.  On August 29, 2012, FCD  agreed to postpone the repayment of $1.5 million of the principal that was due to be repaid, so that 50% of such amount would be paid on December 15, 2012 and the remaining 50% would be payable on February 15, 2013.

In August 2013, FCD agreed to reissue $350,000  of the loan that had been previously repaid by our company in March 2013 and to facilitate an additional short term loan in the amount of up to $1,000,000 to be repaid by  December 31, 2013, or the Credit Facility. The Credit Facility provided for  interest at 3.5% per annum above the  three month LIBOR rate. In September 2013, we  borrowed $850,000 under the Credit Facility and the total amount of the loan increased to $1.2 million. As of April 30.2014, we repaid the amount due under the Credit Facility but not the remaining balance of the original INS loan ($1,150,000). We continue to incur default interest payment at the rate of Libor +7%  on such loan.

In October 2010, a $3 million convertible note originally  issued to Mr. Yeung in October 2007 ( subsequently assigned by him to FCD), was extended to October 2012.  In addition, the expiration date of a warrant to purchase up to an aggregate of 1,578,947 ordinary shares granted to Mr. Yeung at such time was extended to October 2014.  The convertible note bears interest at a rate of six-month LIBOR + 3.5% and is convertible into ordinary shares at a conversion price of $2.09 per share.  The note is secured by a second degree floating charge over all of our assets. From January 2013, the loan bears default increased interest rate of LIBOR + 7.5%. See Item 7B. “Major Shareholders and Related Party Transactions - Related Party Transactions.”

In September 2011, we entered into a revolving loan agreement with FCD.  The loan was in the principal amount of $1.7 million, bearing interest of three month LIBOR + 2.5% per annum.  The principal and all the unpaid and accrued interest was paid on February 29, 2012 with the proceeds from a new loan from FCD and Mr. Ben Zion Gruber, a shareholder and member of our board of directors. The loan was approved by our Audit Committee and Board of Directors, and the transaction was also approved by our shareholders at an extraordinary meeting of shareholders held in January 2012.  FCD provided $2.7 million and Mr. Ben Zion Gruber provided $300,000.  We used $1.7 million of the loan to repay in full all of the amounts due and payable under the September 2011 loan, as described above.  The remaining portion of the loan was added to our working capital.  The loan bears interest at the rate of the greater of three months LIBOR + 5% per annum, or 7% per annum.  Interest is payable quarterly in arrears and the principal was due on February 28, 2014. In addition, on February 28, 2012, we issued to FCD and to Mr. Ben Zion Gruber warrants to purchase 1,080,000 and 120,000 ordinary shares, respectively, at an exercise price of $2.50 per share.  These warrants have a term of three years.  The second degree floating charge that was granted with respect to the convertible note of 2007 secures this loan as well. As of December 31, 2013, the outstanding balance of this loan was $3.0 million.

Due to our cash flow and working capital difficulties we were not able to timely and fully make the repayment of interest and principal amounts to our shareholders as described above. As a result we are required to pay the default interest on account of all such loans and all such loans may be accelerated by our lenders. However, we have entered into a "standstill agreement" with our lenders, according to which, except in extraordinary circumstances, no action will be taken to accelerate the loans or to exercise their rights prior to January 31, 2015. As of April 30, 2014, we continue to incur default interest based on this agreement.

We made capital expenditures of $351,000 in the year ended December 31, 2013, primarily for machinery and equipment.  We currently do not have any significant capital spending or purchase commitments.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2011	2012	2013
	(U.S. dollars in thousands)
Net cash provided by (used in) operating activities	(1,372)	(752)	1,432
Net cash provided by (used in) investing activities	147	(219)	(85)
Net cash provided (used in) by financing activities	1,475	1,008	(435)
Effect of exchange rate changes on cash and cash equivalents	7	20	61
Net increase in cash and cash equivalents	257	57	973
Cash and cash equivalents at beginning of the year	850	1,107	1,164
Cash and cash equivalents at end of the year	1,107	1,164	2,137

Net cash used in operating activities was $1,400,000 in 2013.  This was primarily due to a decrease in trade receivables of $491,000, depreciation and amortization of $752,000 and amortization expense on a convertible note and loans of $489,000.  This was offset by an increase in other receivables of $484,000, costs and estimated earnings in excess of billings, net of $236,000, an increase in trade payables of $981,000 and an increase in other payables of $600,000,.  Net cash used in operating activities was $700,000 in 2012.  This was primarily due to a decrease in trade receivables of $1.5 million, a decrease in trade payables of $400,000, a decrease in other payables of $390,000, depreciation and amortization of $900,000 and amortization expense on a convertible note and loans of $516,000.  This was offset by an increase in other receivables of $339,000, costs and estimated earnings in excess of billings; net of $900,000. Net cash used in operating activities was $1.4 million in 2011. This was primarily due to an increase in inventory of $2.1 million, a decrease in trade payables of $700,000 and a decrease in other payables of $2,069,000.  This was offset by a decrease in trade receivables of $2.5 million, costs and estimated earnings in excess of billings, net of $1.2 million, depreciation and amortization of $1.0 million and amortization expense on a convertible note and loans of $212,000.

Net cash used by investing activities was approximately $85,000 in 2013, primarily due to a change in restricted cash of $282,000 and our investment of $370,000 in property, plant and equipment.  Net cash used by investing activities was approximately $219,000 in 2012, primarily due to a change in restricted cash of $472,000 and our investment of $688,000 in property, plant and equipment.  Net cash provided by investing activities was approximately $147,000 in 2011, primarily due to a change in restricted cash of $348,000.

Net cash provided by financing activities was $0.435 million in 2013, reflecting net proceeds of $0.9_million from a shareholder loans transaction. Net cash provided by financing activities was $1.01 million in 2012, reflecting net proceeds of $1.8 million from a shareholder loan transaction.  Net cash provided by financing activities was $1.5 million in 2011, reflecting net proceeds of $1.7 million from a shareholder loan transaction.

As a result of the foregoing, at December 31, 2013, we had a working capital deficit of $0.152 million and cash and cash equivalents of $2.1 million as compared to working capital of $2.0 million and cash and cash equivalents of $1.2 million at December 31, 2012.

We expect to fund our short-term liquidity needs, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from our cash and cash equivalents, operating cash flow and our credit facilities.  We believe that our current cash and cash equivalents, credit facilities and our expected cash flow from operations will be sufficient to meet our cash requirements in 2014.

As of December 31, 2013, warrants to purchase 2,778,947 of our ordinary shares were outstanding: (i) a warrant to purchase 1,578,947, which was issued on December 10, 2007 in connection with the issuance of a $3.0 million convertible note to our controlling shareholder at an exercise price of $2.38 per share, exercisable until October 15, 2014; and (ii) warrants to purchase 1,200,000 ordinary shares, which were issued on February 28, 2012 in connection with the loan agreement entered into in February 2012 at an exercise price of $2.50 per share, exercisable until February 28, 2015.  To the extent that the warrants will be exercised, the proceeds will be added to our working capital.

C.           Research and Development, Patents and Licenses

Research and Development

Our research and development investments focus on improvements to our existing products and the development of complementary products that would provide continued support for our current customers and would improve our capability to market our products to new customers.  In 2013, 2012 and 2011 we incurred $1.5 million, $2.4 million and $2.5 million, respectively, of research and development expenses, net.  The vast majority of these expenses are attributable to the research on our radars.  In 2014, we will continue to invest in the research and development of new products.  As of December 31, 2013, we employed 47 engineers in research and development who concentrate mainly on research and development activities generated through customer orders and to a lesser extent on internal research and development activities.

The OCS encourages research and development by providing grants to Israeli companies, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, as amended. The terms of such grants prohibit the manufacture of the developed products outside of Israel and the transfer of technologies developed using the grants to any person without the prior written consent of the OCS.  During 2012, 2011 we developed a new radar sensor for APS, partly financed by the OCS.  In 2013 and 2012, we received royalty bearing grants of $15,000 and $142,000, respectively, from the OCS. Pursuant to applicable Israeli law, we are currently required to pay royalties at the rate of 3-5% of sales of products developed with certain grants received from the OCS, up to 100% of the amount of such grants, adjusted by the exchange rate with the dollar.  As of December 31, 2013, our total obligation for royalty payments, net of royalties paid or accrued was approximately $1.5 million.

We are committed to pay royalties to the Israel - United States Binational Industrial Research and Development Foundation at the rate of 5% of the sales proceeds up to 150% of the research and development expenses financed by the foundation.  Our total obligation for royalties, net of royalties paid or accrued, totaled approximately $2.07 million as of December 31, 2013.

D.           Trend Information

In 2013, our revenues increased by 1% compared to our revenues in 2012, and we expect that in 2014 our revenues will be similar to 2013.   However, our revenues are subject to government budgets, and we cannot provide any assurances that the economic climate will not result in the cancellation or suspension of certain projects or programs.

Our future revenues will, in great measure, be dependent upon the success of our sales and marketing strategy.  We are currently focusing our sales efforts on:

•	Avionics solutions (including for UAVs);

•	Digital Video & Data Recorders and GDS;

•	INS; and

•	Tactical radar systems for force and border protection solutions.

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

F.           Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2013 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-term debt obligations	$8,307,000	$8,307,000	-	-	-
Operating lease obligations	949,000	688,000	261,000	-	-
Total	$9,256,000	$8,995,000	$261,000	-	-

In addition, we have long-term liabilities for severance pay for certain employees that are calculated pursuant to Israeli law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Under Israeli law, employees are entitled to one month's salary for each year of employment or a portion thereof upon termination of employment in certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause.  As of December 31, 2013 our severance pay liability was $569,000.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Herzle Bodinger	71	Executive Chairman of the Board of Directors
Zvi Alon	60	Chief Executive Officer
Dov Sella	58	Chief Business Development Officer
Shiri Lazarovich	39	Chief Financial Officer
Oleg Kiperman	60	Chief Technology Officer
Adrian Berg	66	Director
Roy Kui Chuen Chan	67	Director
Ben Zion Gruber (1)(2)	55	Director
Michael Letchinger	58	Director
Nurit Mor (1)(2)	70	Outside director
Elan Sigal (1)(2)	46	Outside director

(1) Member of the Audit Committee (2) Member of the Compensation Committee

Messrs. Chan and Gruber will serve as directors until our 2015 annual general meeting of shareholders.  Messrs. Bodinger and Letchinger will serve as directors until our 2016 annual general meeting of shareholders.  Mr. Berg will serve as a director until our 2014 annual general meeting of shareholders.  Mrs. Mor and Mr. Elan Sigal serve as outside directors pursuant to the provisions of the Israeli Companies Law. Mrs. Mor is serving a three-year term until October 21, 2015 and Mr. Elan Sigal is serving a three-year term until August 29, 2016.

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

Elan Sigal has served as one of our outside directors since August 2013. Since January 2013, Mr. Sigal has served as the chief financial officer of Landa Corporation (Israel), an Israeli company that develops printing systems with proprietary nanography technology for the commercial market. Between January 2008 and December 2012, Mr. Sigal was the chief financial officer of Objet Geometries Ltd., an Israeli company that is engaged in the design, development and manufacture of 3D printers.  Between 2004 and December 2007, Mr. Sigal served as the chief financial officer of our company.  From May 2000 to December 2003, Mr. Sigal worked as a management consultant in the London office of McKinsey & Co., a leading global management consulting firm.  For ten years Mr. Sigal served as a fighter pilot in the Israeli Air Force.  Mr. Sigal holds a B.A. degree in Economics from Tel Aviv University.

B.           Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2013.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting of 11 persons	$1,098,540	$273,338

During the year ended December 31, 2013, we paid each of our outside directors a per-meeting attendance fee of NIS 1,850 (approximately $500) and an annual fee of NIS 29,125 (approximately $8,000).

As of April 30, 2014, our director, Mr. Ben Zion Gruber, held warrants to purchase 120,000 ordinary shares at an exercise price of $2.50 per share that were issued pursuant to the loan agreement we entered into in February 2012.  The warrants expire in February 2015.  No other board members or executive officers held any options or warrants of our company as of that date.

Pursuant to the Israeli Companies Law, we have adopted a compensation policy and are required to follow certain approval requirements with respect to the compensation of our directors and executive officers.  See below “Board of Directors – Compensation Committee” and Item 10. Additional Information –Office Holders.

We follow Israeli law and practice instead of the requirements of the NASDAQ Stock Market Rules regarding the compensation of our chief executive office and other executive officers.  See Item 16G. “Corporate Governance.”

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

Messrs. Chan and Gruber are Class A directors and will hold office until the Annual General Meeting of Shareholders to be held in 2015.  Messrs. Bodinger and Letchinger are Class B directors and will hold office until the Annual General Meeting of Shareholders to be held in 2016.  Mr. Berg is a Class C director and will hold office until the Annual General Meeting of Shareholders to be held in 2014.  Ms. Mor and Mr. Sigal serve as our outside directors and each holds office for a three year term until October 21, 2015 and August 29, 2016, respectively.

We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors and instead follow Israeli law and practice.  See Item 16G. " Corporate Governance."

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

In general, under the Israeli Companies Law, outside directors serve for a three-year term and may be reelected to two additional three-year terms, at the nomination of either the board of directors or any shareholder(s) holding at least 1% of the voting rights in the company.  If the board of directors proposed the nominee, the reelection must be approved by the shareholders in the same manner required to appoint outside directors for an initial term, as described above.  If such reelection is proposed by shareholders, such reelection requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company and provided further that, at the time of the appointment, such reelected outside director is not (i) a related or competitor shareholder, or  (ii) a relative of such related or competitor shareholder or otherwise affiliated with a related or competitor shareholder either at the time of appointment or at any time during the two years period prior to such appointment. A related or competitor shareholder is defined by the Israeli Companies Law as the shareholder that proposed the reelection or a holder of 5% or more of the outstanding share capital of the company, provided that at the time of appointment (i) such shareholders, their controlling shareholder or any entity controlled by either of them has business relations with company, or (ii) such shareholders, their controlling shareholder or any entity controlled by either of them are competitors of the company.  Outside directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court order, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

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

Our board of directors has determined that Ms. Mor and Mr. Sigal both qualify as independent directors under the SEC and NASDAQ requirements and as outside directors under the Israeli Companies Law requirements.  Our board of directors has further determined that Mr. Gruber qualifies as an independent director under the SEC and NASDAQ  requirements.

We do not follow the requirements of the NASDAQ Stock Market Rules with regard to regularly scheduled meetings of independent directors.  Under Israeli law, outside directors are not required to hold executive sessions.  See Item 16G. " Corporate Governance."

Committees of the Board of Directors

Audit Committee.   Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must be comprised of at least three directors, the majority of which must be independent directors.  Such independent directors must meet all of the standards required of an outside director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine year period will not be deemed to interrupt the nine year period).  The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; a controlling shareholder or any of the controlling shareholder’s relatives; and any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder.  Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter.  However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting. The chairman of the audit committee must be an Outside Director.

Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

The role of the audit committee, pursuant to the Israeli Companies Law, includes:

•
monitoring deficiencies in the management of the company, including in consultation with the independent auditors or the internal auditor, and to advise the board of directors on how to correct such deficiencies. If the audit committee finds a material deficiency, it will hold at least one meeting regarding such material deficiency, with the presence of the internal auditor or the independent auditors but without the presence of the senior management of the company. However, a member of the company’s senior management can participate in the meeting in order to present an issue which is under his or her responsibility;

•
determining, on the basis of detailed arguments, whether to classify certain engagements or transactions as material or extraordinary, as applicable, and therefore as requiring special approval under the Israeli Companies Law. The audit committee may make such determination according to principles and guidelines predetermined on an annual basis;

•
determining if transactions (excluding extraordinary transactions) with a controlling shareholder, or in which a controlling shareholder has a personal interest, are required to be rendered pursuant to a competitive procedure;

•	deciding whether to approve engagements or transactions that require the audit committee approval under the Israeli Companies Law;

•
determining the approval procedure of non-extraordinary transactions, following classification as such by the audit committee, including whether such specific non-extraordinary transactions require the approval of the audit committee;

•	examining and approving the annual and periodical working plan of the internal auditor;

•
overseeing the company’s internal auditing and the performance of the internal auditor; confirm that the internal auditor has sufficient tools and resources at his disposal, taking into account, among other, the special requirements of the company and its size;

•
examining the scope of work of the independent auditor and its pay, and bringing such recommendations on these issue before the Board; determining the procedure of addressing complaints of employees regarding shortcomings in the management of the company and ensure the protection of employees who have filed such complaints;

•
determining with respect to transactions with the controlling shareholder or in which such controlling shareholder has personal interest, whether such transactions are extraordinary or not, an obligation to conduct competitive process under supervisions of the audit committee or determination that prior to entering into such transactions the company shall conduct other process as the audit committee may deem fit, all taking into account the type of the company. The audit committee my set such qualifications for one year in advance; and

•
determining the manner of approval of transactions with the controlling shareholder or in which it has personal interest which (i) are not negligible transactions (pursuant to the committee's determination) and (ii) are not qualified by the committee as extraordinary transactions.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be financially literate, satisfy the respective "independence" requirements of the SEC and NASDAQ and one of whom must have an accounting or related financial management expertise at senior levels within a company.

The current members of our audit committee are Ms. Nurit Mor and Messrs. Elan Sigal and Ben Zion Gruber, each of whom satisfies the "independence" requirements of both the SEC and NASDAQ.  We also comply with Israeli law requirements for audit committee members.  The audit committee meets at least once each quarter.

Compensation Committee.  Effective December 2012, under an amendment to the Companies Law, our Board of Directors is required to appoint a compensation committee, whose role is to: (i) recommend to the board on a compensation policy for office holders and to recommend to the board, once every three years, on the approval of the continued validity of the compensation policy that was determined for a period exceeding three years; (ii)  recommend an update the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve the Terms of Service and Employment of Office Holders that require the committee’s approval; and (iv) exempt a transaction from the requirement for shareholders’ approval.  The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company.  Under Israeli law, our compensation committee will consist of no less than three members, including all of our outside directors (who must constitute a majority of its members of the committee), and that the remainder of the members of the compensation committee be directors whose terms of service and employment were determined pursuant to the applicable regulations.  The amendment imposes the same restrictions on the actions and membership in the compensation committee as are discussed above under “Audit Committee” with respect to, among other things, the requirement that an outside director serve as the chairman of the committee and the list of persons who may not serve on the committee. Our board of directors established a compensation committee composed of Ms. Nurit Mor, Mr. Elan Sigal and Mr. Ben-Zion Gruber.

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

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a fiduciary duty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The fiduciary duty includes (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received due to his position as an office holder.

Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders

The Israeli Companies Law requires that an office holder promptly and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may also be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

Approval of a Compensation Policy for Office Holders

The Israeli Companies Law and the regulations adopted thereunder require the compensation committee to adopt a policy for director and office holders.  In adopting the compensation policy, the compensation committee must take into account factors such as the office holder’s education, experience, past compensation arrangements with the company, and the proportional difference between the person’s cost of compensation and the average cost of compensation of the company’s employees.

The compensation policy must be approved at least once every three years at the company’s general meeting of shareholders, and is subject to the approval of a majority vote of the votes of the shareholders present and voting at a shareholders’ meeting, provided that either: (i) such majority includes at least a majority of the votes of  all shareholders who are not controlling shareholders and do not have a personal interest in the approval of the compensation policy, present and voting at such meeting (excluding abstentions); or (ii) the total number of ordinary shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the compensation policy,  voting against the resolution does not exceed 2% of the aggregate voting rights in the company.

The Board may approve the compensation policy even if such policy was not approved by the shareholders, provided that the compensation committee and the board of directors resolve, based on detailed consideration of the compensation policy that approval of the policy, is in the best interest of the company, despite the fact that it was not approved at the shareholders’ meeting.

The compensation policy shall serve as the basis for decisions concerning the financial terms of employment or engagement of officer holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation committee must also consider among others, the ratio between the cost of terms offered to the relevant director or office holder and the average  and median cost of compensation of the other employees of the company, including those employed through manpower companies, the effect of disparities in salary upon work relationships in the company, the possibility of reducing variable compensation at the discretion of the board of directors; the possibility of setting a limit on the exercise value of non-cash variable compensation; and as to severance compensation (in excess of those promulgated by applicable labor law), the period of service of the director or office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the link between variable compensation and long-term performance and measurable criteria, the relationship between variable and fixed compensation, and the upper limit for the value of variable compensation, the conditions under which a director or an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements, the minimum holding or vesting period for variable, equity-based compensation whilst referring to appropriate a long-term perspective based incentives; and maximum limits for severance compensation.

Once a compensation policy is properly adopted, the Israeli Companies Law requires the compensation policy to be approved by the company’s compensation committee, with subsequent approval of the board of directors. In addition, compensation of the directors and the chief executive officer is also subject to the approval of the shareholders at a general meeting. The approval of the compensation of the chief executive officer that complies with the compensation policy is subject to the same majority requirements as the approval of a transaction between a company and its controlling shareholder.  Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.  The terms of employment of the company’s directors and executive officers must satisfy the requirements of the compensation policy in respect of matters relating to compensation. Any deviations from the compensation policy in respect of the compensation of the office holders require the approval of the compensation committee, the board of directors and the shareholders. If the deviation is with respect to the compensation of the chief executive office then such approval must be made by the majority of the shareholders provided that such majority includes the majority of the votes of the non-controlling shareholder and other shareholders who have personal interest in the proposal (unless such personal interest is not related to the controlling shareholder) present and voting (excluding abstention). Such special majority is not required if the number of votes of the non-controlling shareholders and shareholder who do not have personal interest in the proposal as aforesaid is lower than 2% of the aggregate voting rights in the company.

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require the approval of the compensation committee prior and in addition to the approval of the board of directors.  However, if the company duly adopts a compensation plan for its office holders, the approval of the board of directors is not required if the new arrangement only modifies an existing arrangement and the compensation committee determines that such modification is not material.  Generally, the compensation of the CEO must be approved by the compensation committee, the board and of directors and by the majority of the shareholders provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a Personal Interest in the approval of the compensation policy and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company.  The compensation of office holders who are directors must be approved by the compensation committee, board of directors and simple majority vote of the shareholders.

Outside Directors of the company are prohibited from receiving, directly or indirectly, any compensation from the company, other than for their services as Outside Directors pursuant to the provisions and limitations set forth in regulations promulgated under the Israeli Companies Law, which compensation is determined prior to their appointment and may not be changed throughout the term of their service as Outside Directors (except for certain exceptions set forth in such regulations).

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

Pursuant to the Israeli Companies Law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, but excludes a shareholder whose power derives solely from its position on the board of directors or any other position at the company. A person is presumed to be a “controlling shareholder” if it holds or controls, by itself or together with others, one half or more of any one of the “Means of Control” of the company. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer. For the purpose of related party translations, under the Israeli Companies Law, a controlling shareholder is also a shareholder who holds 25% or more of the voting rights if no other shareholder who holds more than 50% of the voting rights. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. As of Admission, the company does not have a controlling shareholder.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, together with any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Israeli Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

An extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, including a private placement in which the controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company, regarding his or her terms of employment, require the approval of a company’s audit committee (or compensation committee with respect to compensation arrangements), board of directors and shareholders, in that order. Such transaction must be elected by a majority vote of the Ordinary Shares present and voting at a shareholders’ meeting, provided that either: (i) such majority includes at least a majority of votes held by all shareholders who do not have a personal interest in such transaction, present and voting at such meeting (excluding abstentions); or (ii) the total number of votes of shareholders who do not have a personal interest in such transaction voting against the approval of the transaction, does not exceed 2% of the aggregate voting rights in the company.

Pursuant to the Israeli Companies Law, the audit committee of the company should determine in connection with such transaction if it requires rendering pursuant to a competitive procedure or pursuant to other proceedings. See "Audit Committee" above.

To the extent that any such transaction with a controlling shareholder or his relative is for a period extending beyond three years, shareholder approval is required once every three years, unless, in respect to certain transactions, the audit committee determines that the longer duration of the transaction is reasonable under the circumstances.

Pursuant to regulations promulgated pursuant to the Israeli Companies Law, a transaction with a controlling shareholder that would otherwise require approval of the shareholders is exempt from shareholders’ approval if each of the audit committee and the board of directors determine that the transaction meets certain criteria that are set out in specific regulations promulgated under the Israeli Companies Law. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determination, that despite such determination by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that otherwise apply to such transactions.

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, (i) the acquisition was made in a private placement that received shareholder approval, (ii) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, if there is not already a 25% or greater shareholder of the company, or (iii) was from a shareholder holding a 45% interest in the company which resulted in the acquirer becoming a holder of a 45% interest in the company if there is not already a 45% or greater shareholder of the company.

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

D.                 Employees

As of December 31, 2013, we employed 115 persons, of whom 47 persons were employed in research, development and engineering, 56 persons in manufacturing and logistics, 4 persons in sales and marketing, and 8 persons in administration, management and finance.  All of our employees are located in Israel.  In addition, CACS, our 80%owned subsidiary, employed 16 persons in China as of such date.

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

E.           Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of April 30, 2014 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership(2)
Herzle Bodinger	--	--
Zvi Alon	--	--
Dov Sella	--	--
Shiri Lazarovich	--	--
Oleg Kiperman (3)	4,000	*
Adrian Berg (4)	1,533	*
Roy Kui Chuen Chan (5)	1,533	*
Ben Zion Gruber (6)	120,000	1.3%
Michael Letchinger	--	--
Nurit Mor	--	--
Elan Sigal	--	--
All directors and executive officers as a group (11 persons)	127,066	1.4%
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

(2)	The percentages shown are based on 8,918,647 ordinary shares issued and outstanding as of April 30, 2014.

(3)	The business address of Mr. Kiperman is c/o RADA Electronic Industries Ltd., 7 Giborei Israel Street, Netanya, Israel.

(4)	The business address of Mr. Berg is Alexander & Co., 17 St. Ann's Square, Manchester M2 7 PW, U.K.

(5)	The business address of Mr. Roy Chan is Gearhart Holdings (H.K.) Limited, 2202 Kodak House II, 39 Healthy Street, E. North Point, Hong Kong.

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

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information as of April 30, 2014, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Howard P.L. Yeung (3) (5)	6,556,465	56.6%
Kenneth Yeung (4) (5)	450,029	5.0%

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

(2)	The percentages shown are based on 8,918,647 ordinary shares outstanding as of April 30, 2014.

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

Significant Changes in the Ownership of Major Shareholders

On February 28, 2012, we entered into a $3.0 million loan agreement with FCD and Mr. Gruber, a shareholder and director of our company. According to this loan agreement, we issued warrants to purchase 1,080,000 and 120,000 ordinary shares to our controlling shareholder and to Mr. Gruber, respectively. The warrants have an exercise price of $2.50 per share and expire in February 2015.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by American Stock Transfer & Trust Company, our transfer agent, as of April 30, 2014, there were 119 holders of record of our ordinary shares, of which 103 record holders holding approximately 60% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees.

B.           Related Party Transactions

In October, 2007, we entered into a $3.0 million loan agreement with Mr. Yeung, pursuant to which, we issued to Mr. Yeung a convertible note that is convertible into ordinary shares at a conversion price of $2.09 per share.  The convertible note was initially scheduled to mature on October 14, 2010.  In addition, Mr. Yeung received warrants to purchase up to an aggregate of 1,578,947 ordinary shares at an exercise price of $2.375 per share, exercisable for a period of five years beginning on October 15, 2007.  Effective as of April 2010, our Audit Committee and Board of Directors approved an amendment to the loan transaction according to which the maturity date of the notes and the expiration date of the warrants was extended by two years, until October 14, 2012 and October 15, 2014, respectively. This loan was assigned by Mr. Yeung to FCD.  As of April 30, 2014 we have not repaid the loan and as a result we incur default interest payment at the rate of LIBOR +7.5%.

In 2008, we borrowed $1.5 million from FCD, a company controlled by Mr. Yeung, our controlling shareholder, in order to facilitate further development of our INS technology.  This loan bears interest of LIBOR + 3% payable at the beginning of every quarter.  Principal payments equal to $90,000 each were payable in six equal installments commencing July 1, 2009 and the remaining principal amount was to be payable in eight equal installments, commencing April 1, 2011.  On August 29, 2012,  Mr. Yeung agreed to postpone the repayment of $1.5 million of the principal that was due to be repaid to him, such that 50% of such amount would be paid on December 15, 2012 and the remaining 50% would be payable on February 15, 2013. Subject to the approval of the Israeli Ministry of Defense, we also agreed to grant FCD a non-exclusive license to use the technology developed for non-military/commercial purposes. The non-exclusive license will automatically convert into an exclusive license should we default on any of our obligations under the loan agreement.  We have also agreed, subject to the approval of several governmental authorities including the Israeli Ministry of Defense, to establish in the future a joint venture with Mr. Yeung or an affiliated entity that will be engaged in the production and marketing of such non-military products and technology.

In August 2013, FCD agreed to reissue $350,000 of the loan than had been previously repaid by our company in March 2013 and to facilitate an additional short term loan in the amount of up to $1,000,000 to be repaid by December 31, 2013, or the Credit Facility. The Credit Facility provided for interest at 3.5% per annum above the three month LIBOR rate. In September 2013, we borrowed $850,000 under the Credit Facility and the total amount of the loan increased to $1.2 million. As of April 30, 2014, we have repaid the new loan ($1.2 million) but not the remaining balance of the original INS loan ($1,150,000). We continue to incur default interest payment at the rate of Libor +7%. In August 2013, FCD agreed to reissue $350,000 of the loan than had been previously repaid by our company in March 2013 and to facilitate an additional short term loan in the amount of up to $1,000,000 to be repaid by December 31, 2013, or the Credit Facility. The Credit Facility provided for interest at 3.5% per annum above the three month LIBOR rate. In September 2013, we borrowed $850,000 under the Credit Facility and the total amount of the loan increased to $1.2 million. As of April 30.2014, we repaid the amount due under the Credit Facility, but not the remaining balance of the original INS loan ($1,150,000). We continue to incur default interest payments at the rate of Libor +7% on such loan.

In September 2011, we entered into a revolving $1.7 million loan agreement with FCD, bearing interest at the three month LIBOR rate plus2.5% per annum.  The principal and all the unpaid interest accrued thereupon were paid on February 29, 2012 from the proceeds of a loan received from FCD and Mr. Ben Zion Gruber, a shareholder and director of our company.

In February 2012, we entered into a $3.0 million loan agreement with FCD and Mr. Ben Zion Gruber.  The loan was approved by our Audit Committee and Board of Directors, and the transaction was also approved by our shareholders at an extraordinary meeting held in January 2012.  FCD provided $2.7 million and Mr. Ben Zion Gruber provided $300,000.  We used $1.7 million of the loan to repay in full all of the amounts due and payable under the September 2011 loan, as described above.  The remaining $1.3 million was use to finance our future operations, including the continued development of our INS technology and tactical radars.  The loan bears interest at the rate of the greater of three months LIBOR plus 5% per annum, or 7% per annum.  Interest is payable quarterly in arrears and the principal was due on February 28, 2014.  In addition, on February 28, 2012 we issued to FCD and to Mr. Ben Zion Gruber, warrants to purchase 1,080,000 and 120,000 ordinary shares, respectively, at an exercise price of $2.50 per share.  These warrants may be exercised within a period of three years.  As of April 30, 2014 we have not repaid part of the interest or any of the principal that was due, and as a result, we are incurring default interest payment at the rate of 12%. We have reached a "standstill agreement" with our controlling shareholder, according to which, except for extraordinary circumstances, they will not accelerate the loans or take any action, or otherwise exercise their rights, with respect to the collection of the loans prior to January 31, 2015.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Export Sales

Export sales constitute a significant portion of our sales. In 2013, we had approximately $_17.8 million of export sales, constituting approximately 74% of our total sales. For further information regarding the allocation of our revenues by geographic region see Item 4 –“Information on the Company-Markets.”

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

B.           Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2013.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low
2009	$3.09	$0.52
2010	$2.93	$1.81
2011	$4.48	$1.55
2012	$2.37	$0.95
2013	$2.26	$0.96

Quarterly Stock Information

The following table sets forth for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

2012	High	Low
First Quarter .	$2.37	$1.70
Second Quarter	$2.00	$1.04
Third Quarter .	$1.47	$0.97
Fourth Quarter	$1.51	$0.95

2013	High	Low
First Quarter .	$1.92	$1.05
Second Quarter	$1.52	$0.96
Third Quarter .	$1.60	$1.00
Fourth Quarter	$2.26	$1.33

2014	High	Low
First Quarter	$1.80	$1.26
Second Quarter( through April-25)	$1.73	$1.41

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
October 2013	$2.26	$1.37
November 2013	$1.94	$1.53
December 2013	$1.69	$1.33
January 2014	$1.58	$1.26
February 2014	$1.57	$1.33
March 2014	$1.80	$1.40

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

General Corporate Tax Rate

The Israeli corporate tax rate was 24% in 2011, 25% in 2012 and 25% in 2013.  The corporate tax rate is expected to be at 26.5% in 2014 and thereafter.  In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.  Capital gains derived after January 1, 2003   ~~(~~the gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are subject to tax at a rate of 25%, and 26.5%  in 2014 and onwards.

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

Capital Gains Tax on Sales of Our Ordinary Shares

Capital gains tax is imposed on the disposal of capital assets by an Israeli resident and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus.” The Real Capital Gain on the disposition of a capital asset is the amount of total capital gain in excess of Inflationary Surplus. Inflationary Surplus is computed, generally, on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposal of the capital asset.

Under income tax regulations shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that: (1)  the securities were purchased upon or after the registration of the securities on a stock exchange (this requirement generally does not apply to shares purchased on or after January 1, 2009); (2) the seller of the securities does not have a permanent establishment in Israel to which the generated capital gain is attributed; and (3) such gains did not derive from a permanent establishment or business activity of such shareholders in Israel.  However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition, (ii) ) or the seller, if an individual, has been present in Israel for more than 183 days (in the aggregate) during the taxable year, or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. However, under the U.S.-Israel Tax Treaty, U.S. Residents would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to limitations in U.S. laws applicable to foreign tax credits. The treaty does not relate to U.S. state or local taxes.

Taxation of Foreign Resident Holders of Shares

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence.  With respect to a substantial shareholder, the applicable tax rate is at 30% Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%.

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

Share Allocations to controlling shareholders

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

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders (as defined below) who hold ordinary shares as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended, ( the “Code,) Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares.  This summary does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers;

•	financial institutions;

•	certain insurance companies;

•	investors liable for alternative minimum tax;

•	tax-exempt organizations;

•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar;

•	persons who hold the ordinary shares through partnerships or other pass-through entities;

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

•	investors that actually or constructively own 10% or more of our voting shares; and

•	Investors holding ordinary shares as part of a straddle, or appreciated financial position or a hedging or conversion transaction.

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

You are urged to consult your tax advisors regarding the foreign and U.S. federal, state and local tax consequences of an investment in ordinary shares.

For purposes of this summary, a U.S. Holder is:

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

Subject to the discussion, below, under the heading "Passive Foreign Investment Companies," the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See "-Disposition of Ordinary Shares" below for a discussion of the taxation of capital gains. Our dividends will not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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

Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income.  Dividends generally will be treated as foreign-source passive category income for U.S. foreign tax credit purposes.  Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate, see discussion below.  A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.  The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, including the Medicare tax, discussed below, "qualified dividend income" received by a non-corporate U.S. Holder will be subject to tax at a reduced maximum tax rate of 20 t%.  Distributions taxable as dividends paid on the ordinary shares should qualify for the 20 % rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel, (the “Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable].  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from a passive foreign investment company, see discussion below, or in respect of certain hedged positions or in certain other situations.  The legislation enacting the reduced tax rate on qualified dividends contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amounts realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income.  Deduction of capital losses is subject to certain limitations under the Code.

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

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year.  Such election may not be changed without the consent of the Internal Revenue Service ( the “IRS”).  In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date.  Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a passive foreign investment company, (a “PFIC”), for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Included in the calculation of our income and assets is a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, by value. If we were determined to be a PFIC for U.S. federal income tax purposes, unfavorable and highly complex rules would apply to U.S. Holders owning ordinary shares directly or indirectly. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC, nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurance that we will not become a PFIC for any future taxable year.

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced tax rate on qualified dividend income, discussed above, you may be required to file IRS Form 8621 with your tax return, and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund," or, by making a "QEF election,” or to "mark-to-market" your ordinary shares, as described below:,

•
the amount allocated to each year during which we are considered a PFIC, other than the year of the dividend payment or disposition, would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year, and

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year.

If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you.  You would not be eligible to make a QEF election unless we comply with certain information reporting requirements.

Alternatively, assuming the ordinary shares qualify as "marketable stock" within the meaning of section 1296(e) of the Code, if you elect to "mark-to-market" your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer a PFIC, will be capital gain or loss.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 28%).  Backup withholding will not apply, however, if you (i) are a corporation or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file with their U.S. federal income tax return Form 8938, on which information about the assets. Failure, including their value, is provided. Taxpayers who fail to file the form when required are subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution or a U.S. branch of a non US institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ordinary shares.

Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional U.S. information reporting requirements.

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

The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at 7 Giborei Israel Street, Netanya 4250407, P.O 8606, Israel.

I.             Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Interest Rate Risk

We currently do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risks.  We pay interest on our credit facilities, convertible notes and short-term loans based on Libor, for dollar-denominated loans, and Israeli prime or adjustment differences to the Israeli consumer price index, for some of our NIS-denominated loans.  As a result, changes in the general level of interest rates may affect the amount of interest payable by us under these facilities.  Accordingly, a 1% increase in the Libor rate would increase our financing expenses by approximately $53,500.

Foreign Currency Exchange Risk

The depreciation of the NIS against the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar).  As of December 31, 2013, we had liabilities payable in NIS which are not linked to the dollar in the amount of $4.6 million and cash and receivables in the amount of $1.1 million denominated in NIS.  Accordingly, 1% appreciation of the NIS against the dollar would increase our financing expenses by approximately $58,000.  A 1% depreciation of the NIS against the dollar would decrease our financing expenses by the same amount.  Neither a 10% increase nor decrease in current exchange rates would have a material effect on our consolidated financial statements.  However, the amount of liabilities payable and/or cash and receivables in NIS is likely to change from time to time.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2013, our internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined ~~that~~ that Mr. Elan Sigal, one of our outside directors, within the meaning of the Israeli Companies Law, and an independent director, as defined by the rules of the Securities and Exchange Committee and NASDAQ, meets the definition of an audit committee financial expert, as defined by rules of the SEC.  For a brief listing of Mr. Sigal's relevant experience, see Item 6~~.~~A. "Directors, Senior Management and Employees -- Directors and Senior Management."

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

	Year Ended December 31
Services Rendered:	2012	2013
Audit (1)	$93,000	$99,000
Other	-	5,000
Total (2)	$93,000	$104,000
___________
(1)
Include professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by our accountant in connection with statutory and regulatory filings or engagements.

(2)	No audit related, tax or other fees paid to our principal independent registered public accounting firm in 2012 and 2013.

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

Issuer Purchase of Equity Securities

Neither we, nor any "affiliated purchaser" of our company, has purchased any of our securities during 2013.  Although we do not believe that either Mr. Yeung, our controlling shareholder, or Mr. Gruber, a shareholder and director of our company, may be deemed to be an affiliated purchaser as defined in the Exchange Act, on February 28, 2012, we entered into a $3.0 million loan agreement with FCD, an entity controlled by Mr. Yeung, and Mr. Gruber, according to which, we issued warrants to purchase 1,080,000 and 120,000 ordinary shares to FCD and to Mr. Gruber, respectively, at an exercise price of $2.50 per share.  These warrants expire in February 2015.

ITEM 16F.	CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a) (3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules.  A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.

We have notified NASDAQ   pursuant to Rule 5615(a) (3), that we do not comply with the following Rules and instead follow Israeli law and practice in respect of such Rules:

•
The Rule requiring maintaining a majority of independent directors, as defined under the NASDAQ Marketplace Rules.  Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. In addition, in accordance with the rules of the SEC and NASDAQ, we have the mandated three independent directors, as defined by the rules of the SEC and NASDAQ, on our audit committee.  See above in Item 6C. "Directors, Senior Management and Employees - Board Practices Outside and Independent Directors.”

•
The Rule requiring that our independent directors have regularly scheduled meetings at which only independent directors are present: instead, we follow Israeli law according to which independent directors are not required to hold executive sessions.

•
The Rule regarding independent director oversight of director nominations process for directors.  Instead: instead, we follow Israeli law and practice according to which our board of directors recommends directors for election by our shareholders.  See above Item 6C. "Directors, Senior Management and Employees - Board Practices - Election of Directors."

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.       FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.       EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (1)
2.1	Specimen of Share Certificate (1)
4.1	Loan Agreement dated July 1, 2008, between the Registrant and Faith Content Development Ltd. (2)
4.2	License Agreement dated July 2, 2008 between the Registrant and Faith Content Development Ltd. (3)
4.3	Loan Agreement dated as of February 27, 2012 by and among the Registrant, Faith Content Development Limited and Mr. Benzion Gruber (4)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema Document.*
101.CAL	XBRL Taxonomy Calculation Linkbase Document.*
101.LAB	XBRL Taxonomy Label Linkbase Document.*
101.PRE	XBRL Taxonomy Presentation Linkbase Document.*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.*

*
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.
(2)	Filed as Exhibit 4.4 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.
(3)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.
(4)	Filed as Exhibit 4.3 to our Annual Report on Form 20-F for the year ended December 31, 2012 and incorporated herein by reference.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

RADA ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of RADA Electronic Industries Ltd. ("the Company") and its subsidiary as of December 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiary as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Haifa, Israel	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
April 30, 2014	A Member of Ernst & Young Global

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,137	$1,164
Restricted deposits	1,033	1,311
Trade receivables (net of allowance for doubtful accounts of $36 and $15 at December 31, 2013 and 2012)	4,890	5,381
Costs and estimated earnings in excess of billings on uncompleted contracts	2,031	1,748
Other accounts receivable and prepaid expenses	412	939
Inventories	6,798	7,272

Total current assets	17,301	17,815

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,133	1,160

PROPERTY, PLANT AND EQUIPMENT, NET	2,986	3,324

GOODWILL	587	587

Total assets	$22,007	$22,886

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2013	2012

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank credit	$1,887	$3,172
Trade payables	2,909	1,948
Convertible note and Loans from a shareholder, net	8,307	6,968
Other accounts payable and accrued expenses	4,350	3,750

Total current liabilities	17,453	15,838

LONG-TERM LIABILITIES:

Accrued severance pay and other long term liability	569	519

Total long-term liabilities	569	519

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at December 31, 2013 and 2012; Issued and outstanding: 8,918,647 shares at December 31, 2013 and December 31, 2012 respectively	119	119
Additional paid-in capital	70,884	70,884
Accumulated other comprehensive income	547	468
Accumulated deficit	(68,200)	(65,565)

Total RADA Electronic Industries shareholders' equity	3,350	5,906
Non-controlling interest	635	623

Total equity	3,985	6,529

Total liabilities and equity	$22,007	$22,886

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2013	2012	2011

Revenues:
Products	$20,443	$20,073	$17,469
Services	1,318	1,478	1,936

	21,761	21,551	19,405
Cost of revenues:
Products	16,487	15,453	12,707
Services	673	780	1,093

	17,160	16,233	13,800

Gross profit	4,601	5,318	5,605

Operating costs and expenses:
Research and development, net	1,459	2,423	2,543
Marketing and selling	1,959	1,664	2,106
General and administrative	1,919	2,137	1,944

Total operating costs and expenses	5,337	6,224	6,593

Operating loss	(736)	(906)	(988)
Financial expenses, net	1,907	1,149	531

Net loss	(2,643)	(2,055)	(1,519)

Less: Net (income) loss attributable to non-controlling interest	8	4	(7)
Net loss attributable to RADA Electronic Industries' shareholders	$(2,635)	$(2,051)	$(1,526)

Net loss per share attributable to RADA Electronic Industries' shareholders:

Basic and diluted net loss per Ordinary share	$(0.30)	$(0.23)	$(0.17)

Weighted average number of Ordinary shares used for computing basic and diluted net loss per share	8,918,647	8,918,647	8,918,647

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011

Net Loss	$(2,643)	$(2,055)	$(1,519)
Less: Net (income) loss attributable to non-controlling interest	8	4	(7)
Net loss attributable to RADA Electronic Industries' shareholders	$(2,635)	$(2,051)	$(1,526)

Other comprehensive income:
Change in foreign currency translation adjustment	$99	$32	$64
Less: other comprehensive income attributable to non-controlling interest	20	7	13
Other comprehensive income attributable to RADA Electronic Industries' shareholders	$79	$25	$51

Comprehensive loss	$(2,544)	$(2,023)	$(1,455)
Less: comprehensive income attributable to non-controlling interest	12	3	20
Comprehensive loss attributable to RADA Electronic Industries' shareholders	$(2,556)	$(2,026)	$(1,475)

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of			Additional	Accumulated other		Non
	Ordinary	Share		paid-in	comprehensive	Accumulated	controlling	Total
	shares	capital		capital	income	deficit	interest	equity

Balance at January 1,2011	8,868,857	119		70,060	392	(61,988)	600	9,183
Exercise of options	49,790	*	)	116	-	-	-	116
Other comprehensive income	-	-		-	51	-	13	64
Net loss	-	-		-	-	(1,526)	7	(1,519)

Balance at December 31, 2011	8,918,647	119		70,176	443	(63,514)	620	7,844
Issuance of warrants to shareholders				708				708
Other comprehensive income					25		7	32
Net loss						(2,051)	(4)	(2,055)

Balance at December 31, 2012	8,918,647	119		70,884	468	(65,565)	623	6,529
Other comprehensive income					79		20	99
Net loss						(2,635)	(8)	(2,643)

Balance at December 31, 2013	8,918,647	119		70,884	547	(68,200)	635	3,985

*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011

Cash flows from operating activities:
Net loss	$(2,643)	$(2,055)	$(1,519)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	752	897	951
Amortization of discount on convertible note and loans	489	516	212
Severance pay, net	50	19	1
Decrease in trade receivables, net	491	1,539	2,532
Decrease (increase) in other accounts receivable and prepaid expenses	484	(337)	(417)
Grants received from Chief Scientist's Office (OCS)	15	142	382
Decrease (increase) in unbilled receivables	(236)	(943)	1,224
Decrease (increase) in inventories	449	325	(2,069)
Increase (decrease) in trade payables	981	(463)	(697)
Increase (decrease) in other accounts payable and accrued expenses	600	(392)	(1,972)

Net cash provided by (used in) operating activities	1,432	(752)	(1,372)

Cash flows from investing activities:

Purchase of property, plant and equipment	(370)	(688)	(218)
Increase (decrease) in deposits	3	(3)	17
Change in restricted cash	282	472	348

Net cash provided by (used in) investing activities	(85)	(219)	147

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
Cash flows from financing activities:

Proceeds from loans from a shareholder, net of issuance expenses	850	3,998	1,700
Repayment of long term loan from shareholders	-	(2,229)	(529)
Short-term bank credit, net	(1,285)	(761)	188

Exercise of options and warrants	-	-	116

Net cash provided by financing activities from continuing operations	(435)	1,008	1,475

Effect of exchange rate changes on cash and cash equivalents	61	20	7

Increase in cash and cash equivalents	973	57	257
Cash and cash equivalents at the beginning of the year	1,164	1,107	850

Cash and cash equivalents at the end of the year	$2,137	$1,164	$1,107

		Year ended December 31,
		2013	2012	2011
(b)	Supplemental disclosures of cash flow activities:

	Net cash paid during the year for:

	Income taxes	$14	$84	$63

	Interest	$180	$304	$168

(c)	Non-cash transactions

	Transfer of inventory to property, plant and equipment	$25	$58	$629

	Purchase of property, plant and equipment in credit	$11	$31	$-

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

b.
As reflected in the consolidated financial statements as of December 31, 2013, the Company has an accumulated deficit of $68,200. Based on existing and anticipated orders in 2014 and the Company's current credit facilities, management believes that the anticipated cash flows from operations and liquidity resources will enable the Company to finance its operations at least through December 31, 2014.

c.
The Company operates a test and repair shop using its Automated Test Equipment ("ATE") products in Beijing, China through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS" or "subsidiary"). CACS was established with a Chinese third party, which owns the remaining 20% equity interest.

d.	Revenues from major customers accounted for 81%, 68% and 64% of total revenues for the years ended December 31, 2013, 2012 and 2011, respectively (see Note 15c).

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

The preparation of financial statements in conformity with ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they were made.

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

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation Withholding taxes expenses were reclassified from General and administrative to net financial expenses .This reclassification did not impact total assets, total liabilities, stockholders’ equity, and results of operations and cash flows.

e.	Cash equivalents:

All highly liquid investments that are readily convertible to cash and are not restricted as to withdrawal or use and the period to maturity of which did not exceed three months at time of deposit, are considered cash equivalents.

f.	Restricted deposit:

Restricted cash is invested in short-term bank deposits (less than three months), which are mainly used as security for the Company's guarantees to customers. The deposits are in U.S. dollars and bear a variable interest of up to 0.5%.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories and for market prices lower than cost, (see also Note 5).

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

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment"; whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2013,2012 and 2011, no impairment losses have been identified.

j.	Goodwill

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, "Intangibles- Goodwill and Other", goodwill acquired in a business combination should not be amortized. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. The Company determines its fair value according to the Company's market capitalization and the goodwill was tested for impairment by comparing the fair market value with its carrying amount. As of December 31, 2013, no impairment indicators  have been identified. As a result, step two was not required..

k.	Research and development costs:

Research and development costs, net of participation grants, include costs incurred for research and development and are expensed as incurred.

The Company received royalty-bearing grants, from the Chief Scientist's Office of the Israeli Ministry of Industry, Trade and Labor ("OCS") for the purpose of partially funding research and development projects. The grants are recognized as a deduction from research and development costs incurred (see also Note 10b).

l.	Income taxes:

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

The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The adoption of ASC 740-10 did not result in a change in the Company's accumulated deficit. The Company did not record any provision in connection with ASC 740-10 as of December 31, 2013 and 2012.

m.	Severance pay:

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

Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2013, 2012 and 2011 amounted to $483, $562 and $583, respectively.

n.	Fair value of financial instruments:

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

The following table presents the Company's assets (liabilities) measured at fair value on a recurring basis at December 31, 2013 and 2012:

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Fair value of financial instruments (Cont.):

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$-	$151	$-	$151

Total	$-	$151	$-	$151

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$-	$46	$-	$46

Total	$-	$46	$-	$46

o.	Concentrations of credit risk:

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

The Company has no off-balance sheet credit risks.

p.	Comprehensive income (loss):

The Company accounts for comprehensive income in accordance with ASC 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Comprehensive income (loss) (Cont.):

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

The components of accumulated other comprehensive income  (loss), net of taxes were as follows:

	Year ended December 31,
	2013	2012	2011

Foreign currency translation differences	$547	$468	$443

q.	Warranty:

In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the liability from these warranties is not material as of December 31, 2013 and 2012.

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

Revenues from long-term fixed price contracts which provide a substantial level of development efforts are recognized in accordance with ASC 605-35 ("Construction-Type and Production-Type contracts"), using contract accounting on a percentage of completion method in accordance with the "Input Method". The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. As of December 31, 2013 and 2012, the provision for estimated losses identified is $41 and $583, respectively.

Revenues under long-term fixed-price contracts that involve both development and production are recorded using the cost-to-cost method (development phase) and units-of-delivery method (production phase) as applicable to each phase of the contract, as the basis to measure progress toward completion.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Revenue recognition (Cont.):

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

Service revenues:

Revenues from services are recognized as the services are performed.

s.	Basic and diluted net income (loss) per share:

Basic net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year in accordance with ASC 260, "Earnings Per Share". For the years ended December 31, 2013, 2012 and 2011, all the outstanding options, convertible notes and warrants have been excluded from the computation of diluted net income (loss) per share, since their effect is anti-dilutive.

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

The Company enters into forward exchange contracts in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS. Since the derivative instruments that the Company holds do not meet the definition of hedging instruments under ASC 815, any gain or loss derived from such instruments is recognized immediately as financial expenses, net.

As of December 31, 2013 and December 31, 2012, the fair value of the outstanding forward contracts is $46 which was recorded in other receivables against financial income and $151 which was recorded in accruals against financial expenses, respectively.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	CONTRACTS IN PROGRESS

Amounts included in the consolidated financial statements, which relate to unbilled receivables are classified as current assets. Summarized below are the components of the amounts:

Costs and estimated earnings in excess of billings on uncompleted contracts:

	December 31,
	2013	2012

Costs incurred on uncompleted contracts, net *)	$35,032	$13,946
Estimated earnings	5,221	5,267

	40,253	19,213
Less - billings and progress payments	37,205	16,401

Costs and estimated earnings in excess of billings on uncompleted contracts	3,048	2,812

Less: Long-term portion	(1,017)	(1,064)

Costs and estimated earnings in excess of billings on uncompleted contracts - Current portion	$2,031	$1,748

(*)	Net of OCS grants in the amount of $15 and $313 as of December 31, 2013 and 2012 respectively (see Note 10b).

NOTE 4:-	LONG-TERM RECEIVABLES AND OTHER DEPOSITS

	December 31,
	2013	2012

Prepaid expenses	$250	$356
Government institutions	79	265
Derivative instruments	46	151
Other	37	167

	$412	$939

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	INVENTORIES

	December 31,
	2013	2012

Raw materials	$3,833	$2,747
Work in progress	2,157	3,885
Finished goods	808	640

	$6,798	$7,272

Write-offs of inventories for the years ended December 31, 2013, 2012 and 2011 amounted to $313, $72 and $136, respectively. The write-offs were due to slow-moving items and excess inventories and were recorded in cost of revenues.

NOTE 6:-       LONG TERM RECEIVABLES AND DEPOSITS

	December 31,
	2013	2012

Costs and estimated earnings in excess of billings on uncompleted contracts (see Note 3)	$1,017	$1,064
Restricted deposits	38	42
Leasing deposits	78	54

	$1,133	$1,160

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2013	2012
Cost:

Factory building	$1,989	$1,989
Other buildings	1,371	1,329
Machinery and equipment (*)	9,095	8,934
Office furniture and equipment	411	399
Leasehold improvements	209	208

	13,075	12,859
Accumulated depreciation:

Factory building	1,821	1,741
Other buildings	674	622
Machinery and equipment (*)	7,173	6,783
Office furniture and equipment	311	293
Leasehold improvements	110	96

	10,089	9,535

Depreciated cost	$2,986	$3,324

(*)
Write-offs of machinery and equipment (cost and accumulated depreciation) for the years ended December 31, 2013, 2012 and 2011 amounted to $333, $3,502 and $0 respectively. The write-offs are due to fully depreciated assets that are no longer in use.

Depreciation expense amounted to $752, $742 and $797 for the years ended December 31, 2013, 2012 and 2011, respectively.

As for charges, see Note 10e.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	BANK CREDIT AND LOANS

Current maturities

	December 31,
	2013	2012

Loan in U.S. dollars from shareholders (1,2,3)	$5,307	$3,968
Convertible note from controlling shareholder, net (4)	3,000	3,000
Bank credit (5)	1,887	3,172

	$10,194	$10,140

In July 2008, the Company entered into a $1,500 loan agreement with its controlling shareholder. The loan bears interest of LIBOR+3% payable at the beginning of every quarter. During September 2012 an amendment to the finance agreement was signed, according to which, the controlling shareholder agreed to lend to the company $1,148 in addition to the then remaining unpaid loan amount of $352, to support the development efforts. The loan bears interest of LIBOR+3% which was to be payable in two equal installments of $750 each, in December 2012 and February 2013. During March 2013 $350 out of the open balance due was repaid.

In August 2013 the Company and the controlling shareholder amended the loan agreement whereby an additional amount of $350 was provided to the Company to be repaid on December 31, 2013, and the remaining $1,150 to be repaid according to the Standstill agreement (Note 8 (4)). The company returned the $350 in February 2014.

In august 2013 the Company and the controlling shareholder agreed on an additional short term loan in the amount of up to $1,000 (the "New Loan"). The New Loan bears an interest rate of LIBOR+3.5%, to be repaid by the Company by December 31, 2013. In September 2013 the controlling shareholder granted under this new loan an amount of $850. In February 2014 the Company repaid this Loan.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	BANK CREDIT AND LOANS (Cont)

1.
In September 2011 the Company entered into a revolving loan agreement ("September loan agreement") with its controlling shareholder in the amount of $1,700. The loan carried interest at the rate of three month LIBOR+2.5% per annum.

2.
During February, 2012, in order to finance future operations, the Company entered into a $3,000 loan agreement ("February Agreement") with an entity affiliated with its controlling shareholder and another shareholder. The controlling shareholder provided $2,700 and the other shareholder provided $300. Of such amount, $1,700 was used to repay in full the outstanding amount due and payable under the September loan agreement (Note 8 (1)). The loan bears interest at the rate of the greater of three months LIBOR+5% per annum, or 7% per annum

Interest is payable quarterly in arrears. The principal of the loan should have been repaid on February 28, 2014.

The loan provided by the controlling shareholder is secured by a floating charge over all of the Company's assets that are subordinated to the specific and floating charges over the Company's assets that were granted to certain banks and financing institutes.

As part of this loan agreement the Company issued 1,200,000 warrants at an exercise price of $2.5 per share for a term of three years (see Note 11c). The transaction was accounted for as a Debt Instruments with Detachable Warrants in accordance with ASC 470-20. The total amount of discount on the loan as a result of the allocated proceeds attributable to the warrants feature amounting to $708, is amortized over the term of the loan using the effective interest method pursuant to ASC 835.

The loan was classified as a short term loan due to the fact that the Company has failed to repay a convertible note issued to its controlling shareholder as mentioned in section 4 below. According to the standstill agreement the amounts of $3,000 bears additional default interest rate of 5%.

3.
Dring December 2007, the Company issued a convertible note in the amount of $3,000 to its controlling shareholder, and warrants to purchase up to an aggregate of 1,578,947 ordinary shares at an exercise price of $2.38 per share for a term of five years. The principal was due on December 2010. During October 2010, the maturity date of the convertible note was extended to October 2012 and the expiration date of the warrants was extended to October 2014. The convertible note bears interest at a rate of six-month LIBOR + 3.5% which was 3.96% at December 31, 2010 and it is convertible into Ordinary shares at a conversion price of $2.09 per share. The transaction was accounted for as a modification of debt accordance with ASC 470-50, "Debt". As a result, the Company recorded a discount on the convertible note of $451 Due the modification. The discount was amortized over the term of the extended note using the interest method. As of December 31, 2013, the Company did not repay the convertible note principal of $3,000. From January 2013 the loan bears default increased interest rate of LOBOR +7.5%.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	BANK CREDIT AND LOANS (Cont)

4.
During April, 2013, the Company entered into a "standstill agreement" with its controlling shareholder and another shareholder, according to which those shareholders will not take any action, or otherwise exercise their rights, with respect to the collection of loans in the total amount of $7,500 at least until January 31, 2014. According to the agreement, all remaining balances of unpaid loans bears additional default interest rate as originally agreed in the loan agreements. During April 2014 the agreement termination date was extended to January 31, 2015. As of April 30, 2014 all the loan amounts included in the agreement were not yet repaid.

5.
The Company has an annual line of bank credit of $1,000 out of which $953 was fully utilized as of December 31, 2013, and a line of credit for guarantees of approximately $1,307, out of which $1,243 was utilized as of December 31, 2013. In addition, the Company may secure borrowing with one of its banks against specific accounts receivables up to $2,250. As of December 31, 2013, the Company secured borrowings against specific accounts receivables in the amount of $934 (see also Note 10f).

The annual average interest rate on the lines of credit is 3.63% at December 31, 2013.

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

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2013	2012

Payroll and related accruals	$1,895	$1,719
Accrued expenses - subcontractors	1,053	883
Accrued expenses	607	564
Accrued commissions	434	357
Tax authorities	361	140
Others	-	87

	$4,350	$3,750

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	As of December 31, 2013, the Company was not a party to any legal proceedings.

b.
The Company's research and development efforts have been partially financed through royalty-bearing programs sponsored by the OCS. In return for the OCS's participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the OCS, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $1.5M as of December 31, 2013. The total amount of royalties charged to operations for the years ended December 31, 2013, 2012 and 2011 was approximately $12, $6 and $1, respectively. As of December 31, 2013, the company received total grants from the OCS in the amount of $5,545.

Research and development grants received from the OCS, amounted to $15, $142 and $382 in the years ended December 31, 2013, 2012 and 2011, respectively.

c.
Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and Development Fund ("BIRD") Foundation. The Company is committed to pay royalties to the BIRD Foundation at a rate of 5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation.

The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $2,066 as of December 31, 2013. No royalties were charged to operations for the years ended December 31, 2013, 2012 and 2011

d.	The Company's offices in Netanya, Israel are rented under a non-cancelable operating lease expiring January 31, 2015. In addition, the Company's motor vehicles are rented under operating leases.

Annual minimum future rental commitments under these leases, at exchange rates in effect on December 31, 2013, are approximately as follows:

2014	$688
2015	179
2016	82

$949

Lease expense for the years ended December 31, 2013, 2012 and 2011 was $747, $783 and $878, respectively.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont)

e.	Floating charges have been recorded on all of the Company's assets and specific charges have been recorded on certain assets in respect of the Company's liabilities to its banks and other creditors.

f.
The Company provides bank guarantees to its customers and others in the ordinary course of business. The guarantees which are provided to customers are to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers and others as of December 31, 2013 is approximately $1,243

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

The exercise price of an option granted to an employee may not be less than 60% of the fair market value of the Ordinary shares on the date of grant of the option. The exercise price of an option granted to a non-employee director or consultant may not be less than 80% of the fair market value of the Ordinary shares on the date of grant of the option. Any options that are cancelled or forfeited before expiration become available for future grants. At December 31, 2013, all outstanding options from last year were expired due to the plan expiry.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

Transactions related to the above Plan (including warrants to directors) during the year ended December 31, 2013 were as follows:

	Year ended December 31, 2013
	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding at beginning of year	718,573	$2.45	1.07	$-
Options expired	(718,573)	$2.45	1.07	$-

Options outstanding at end of year	-	-	-	$-

Share based compensation for the years ended December 31, 2013, 2012 and 2011 was $0 each year.

c.	Warrants:

As of December 31, 2013, warrants to purchase 1,200,000 Ordinary shares were outstanding. During February 2012, pursuant to 2012 loan agreement the Company issued warrants to purchase 1,200,000 Ordinary shares at an exercise price of $2.5 per share for a term of three years.

The fair value of the warrants was based on the Black-Scholes-Merton option-pricing model, assuming a stock price of $2.04, a risk free interest of 0.41%, a volatility factor of 52.5%, dividend yield of 0% and contractual life of three years.

NOTE 12:-	TAXES ON INCOME

a.	The Israeli corporate tax rate was 24% in 2011 and 25% in 2012 and 2013.

On December 5, 2011, the "Knesset" (Israeli parliament) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, cancels effective from 2012, the scheduled reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25%, as above, the real capital gain tax rate and the real betterment tax rate were also increased accordingly.

b.
On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 ("the Budget Law"), which consists, among others, of fiscal changes whose main aim is to enhance the collection of taxes in those years.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont)

c.
These changes include, among others, increasing the corporate tax rate from 25% to 26.5%, cancelling the reduction in the tax rates applicable to privileged enterprises (9% in development area A and 16% elsewhere) and, in certain cases, increasing the rate of dividend withholding tax within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014. There are also other changes such as taxation of revaluation gains effective from August 1, 2013. The provisions regarding revaluation gains will become effective only after the publication of regulations defining what should be considered as "retained earnings not subject to corporate tax" and regulations that set forth provisions for avoiding double taxation of overseas assets. As of the date of approval of these financial statements, these regulations have not been issued.

d.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

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

e.
As of December 31, 2013, the net operating tax loss carryforward relating to the Company in Israel amounted to approximately $ 67.7 million, including a carryforward capital loss amounting to approximately $ 3.8 million. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

As the Company believes that it is more likely than not that the deferred tax assets in respect of these carryforward losses amounting to approximately $ 17.3 million will not be utilized, the Company recorded a valuation allowance for the entire balance of the deferred tax asset relating to the carryforward losses.

f.
The main reconciling items between the statutory tax rate of the Company and the effective tax rate is the valuation allowance recorded in respect of the deferred tax assets relating to net operating loss carryforward and other temporary differences due to the uncertainty of the realization of such tax assets.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont)

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2013	2012

Net operating loss carry forward	$16,926	$15,653
Allowance and reserve	351	334

Total deferred tax assets before valuation allowance	17,277	15,987
Valuation allowance	(17,277)	(15,987)

Net deferred tax assets	$-	$-

As of December 31, 2013 and December 31, 2012, the Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carry forward and other temporary differences, since they have a history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

The Company account for its income tax uncertainties in accordance with FASB ASC No. 740 which clarifies the accounting for uncertainties in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

As of December 31, 2013 and 2012, there were no unrecognized tax benefits that if recognized would affect the annual effective tax rate.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2013	2012	2011

Income:

Foreign currency exchange differences	$15	$166	$395
Interest on cash equivalents and restricted deposits	12	18	20
Others	-	31	197

	(27)	(215)	(612)
Expenses:

Interest on convertible note and loans from shareholders	729	376	159
Withholding taxes of Interest to convertible note and loans from shareholders	205	106	53
Amortization of discount on a convertible note and loans from shareholders	489	516	212
Foreign currency exchange differences	135	60	288
Interest on loans from banks and other credit balances	84	26	27
Bank commissions and others	292	280	404

	1,934	1,364	1,143

	$1,907	$1,149	$531

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	RELATED PARTY BALANCE AND TRANSACTIONS

For the year ended December 31, 2013, the Company incurred $491 in respect of interest on loans received from its shareholders.

See also Notes 8 and 11c for transactions with the Company's shareholders.

NOTE 15:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
In accordance with Statement of ASC 280, "Segment Reporting", the Company is organized and operates as one business segment, which develops, manufactures and sells ATE products, avionics equipment and aviation data acquisition and debriefing systems (see also Note 1a).

b.	Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Year ended December 31,
	2013	2012	2011

Israel	$4,267	$5,329	$7,009
Asia	5,466	4,594	3,110
North America	5,091	2,370	1,876
Latin America	6,798	8,943	7,289
Europe	139	315	121

Total	$21,761	$21,551	$19,405

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.	Major customers:

Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues are as follows:

	Year ended December 31,
	2013	2012	2011
	%

Customer A	1	5	13
Customer B	12	11	17
Customer C	11	9	8
Customer D	20	32	23
Customer E	2	11	3
Customer F	17	6	8
Customer G	17	5	2

d.	Long-lived assets by geographic areas:

	December 31,
	2013	2012

Israel	$2,930	$3,262
China	644	649

	$3,574	$3,911

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADA ELECTRONIC INDUSTRIES LTD.

By:	/s/ Zvi Alon
Name: Zvi Alon
Title: Chief Executive Officer

Dated:  April 30, 2014