Form 20-F
period 2014-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2015-04-29
CIK 761238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Ordinary Shares, par value NIS 0.015 per share…8,988,396
(As of December 31, 2014)

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

Yes ☐      No ☒

INTRODUCTION

We are an Israel based defense electronics contractor.  We specialize in the development, manufacturing, marketing and sales of military avionics systems for manned and unmanned aircraft, inertial navigation systems for air and land platforms, and tactical land radars for force and border protection applications.

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

i

TABLE OF CONTENTS
Page No.

PART I	1

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	2
ITEM 4.	INFORMATION ON THE COMPANY	14
A.	History and Development of the Company	14
B.	Business Overview	14
C.	Organizational Structure	23
D.	Property, Plants and Equipment	23
ITEM 4A.	UNRESOLVED STAFF COMMENTS	23
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	23
A.	Operating Results	23
B.	Liquidity and Capital Resources	30
C.	Research and Development, Patents and Licenses	32
D.	Trend Information	33
E.	Off-Balance Sheet Arrangements	33
F.	Tabular Disclosure of Contractual Obligations	33
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	34
A.	Directors and Senior Management	34
B.	Compensation	36
C.	Board Practices	37
D.	Employees	47
E.	Share Ownership	48
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS41	49
A.	Major Shareholders	49
B.	Related Party Transactions	50
C.	Interests of Experts and Counsel	52
ITEM 8.	FINANCIAL INFORMATION	52
A.	Consolidated Statements and Other Financial Information	52
B.	Significant Changes	52
ITEM 9.	THE OFFER AND LISTING	53
A.	Offer and Listing Details	53
B.	Plan of Distribution	54
C.	Markets	54
D.	Selling Shareholders	54
E.	Dilution	54
F.	Expense of the Issue	54
ITEM 10.	ADDITIONAL INFORMATION	54
A.	Share Capital	54
B.	Memorandum and Articles of Association	54
C.	Material Contracts	57
D.	Exchange Controls	57
E.	Taxation	57
F.	Dividend and Paying Agents	64
G.	Statement by Experts	64
H.	Documents on Display	64
I.	Subsidiary Information	65
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS	65
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	65

ii

PART II	65

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	65
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	65
ITEM 15.	CONTROLS AND PROCEDURES	66
ITEM 16.	RESERVED.	67

PART III	70

ITEM 17.	FINANCIAL STATEMENTS	70
ITEM 18.	FINANCIAL STATEMENTS	70
ITEM 19.	EXHIBITS	70

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.           Selected Financial Data

We derived the following consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this annual report.  We derived the consolidated statements of operations data for the years ended December 31, 2010 and 2011, and the consolidated balance sheet data as of December 31, 2010, 2011 and 2012 from our audited consolidated financial statements that are not included in this annual report.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(U.S. dollars in thousands, except per share data)
Revenues	$27,523	$19,405	$21,551	$21,761	$22,481
Cost of revenues	20,117	13,800	16,233	17,160	15,944
Gross profit	7,406	5,605	5,318	4,601	6,537
Research and development, net	1,182	2,543	2,423	1,459	789
Marketing and selling	2,563	2,106	1,664	1,959	2,392
General and administrative	1,732	1,944	2,137	1,919	1,901
Operating income (loss)	1,929	(988)	(906)	(736)	1,455
Financial expense, net	1,184	531	1,149	1,907	1,254
Net Income (loss)	$745	$(1,519)	$(2,055)	(2,643)	201
Net (income) loss attributable to non-controlling interest	(11)	(7)	4	8	7
Net income (loss) attributable to RADA Electronic Industries' shareholders	$734	$(1,526)	$(2,051)	(2,635)	208
Basic and diluted net income (loss) per Ordinary share attributable for RADA Electronic Industries' shareholders	$0.08	$(0.17)	$(0.23)	$(0.30)	$0.02
Weighted average number of shares used to compute basic and diluted net income (loss) per share	8,869	8,919	8,919	8,919	8,945

	As of December 31,
	2010	2011	2012	2013	2014
	(U.S. dollars in thousands)
BALANCE SHEET DATA:
Working capital (deficiency)	$7,594	$2,954	$1,977	$(152)	$35
Total assets	27,098	24,190	22,886	22,007	20,097
Short-term credits and current maturities of long-term loans	4,274	6,338	7,140	7,194	6,709
Convertible note - short term	-	2,810	3,000	3,000	3,000
Long-term shareholders loans, net of current maturities	881	176	-	-	-
Convertible note - long term	2,598	-	-	-	-
Shareholders' equity	8,583	7,224	5,906	3,350	3,547

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

We incurred operating losses in each of the years 2011, 2012 and 2013 and may not be able to achieve or sustain profitable operations in the future or generate positive cash flows from operations.  As of December 31, 2014, our accumulated deficit was $68 million.  To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing.  Such financing may not be available, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.

We will need to raise additional capital in the future, which may not be available to us; we have entered into a standstill agreement with our controlling shareholder and other shareholders after not repaying fully and timely the interest and principal due on loans provided to us.

As a consequence of our need to invest in research and development, we incurred significant bank debt and sold equity and debt securities in private placements to fund our operating requirements.  Our controlling shareholder and other shareholders have provided us with loans in the aggregate amount of approximately $8.1 million, which are secured by second degree liens over all of our properties.  We have not timely and fully repaid the principal and interest due on a portion of such shareholders’ loans and therefore such loans are subject to acceleration upon the demand of the lenders.  However, we reached a standstill agreement with the lenders, or the Standstill Agreement, according to which, except under extraordinary circumstances, they will not take any action to accelerate the loans.  The forbearance period created under the Standstill Agreement expired on January 31 2015. On April 27, 2015, following our shareholders' approval, we signed with our lenders an amendment to the Standstill Agreement, according to which, the forbearance period was extended to August 31, 2016 or (ii) 30 days after the closing of the offering that we intend to execute, resulting in the repayment of at least $7.5M on account of the our debt.

As part of the extension of the Standstill Agreement, we intend to offer new ordinary shares in a potential offering that will dilute our shareholders’ holdings.

In order to repay the debt under the Standstill Agreement, our shareholders approved an outline pursuant to which we intend to first offer new ordinary shares in a registered public offering in order to raise up to approximately US$ 13 million. Under the negotiated terms of the standstill agreement , the lenders will have the right to participate in the offering on the same terms as the underwriter or placement agent will establish. In the event the lenders agree to participate in the offering to an extent that would result in the offering not being deemed to be a “public offering” under the federal securities laws, the lenders will have the right to subscribe for the shares that were to be offered in the potential offering in a private placement.

In the event that we do not complete the offering or private placement by September 30, 2015, or if the proceeds of the offering or the private placement are insufficient to repay the debt in full, the lenders will, on a pro rata basis be entitled to convert some or all of the remaining debt that they hold, at such time and from time to time into our ordinary shares.

Any equity, debt financings or conversions of debt, may cause dilution to our then existing shareholders and may increase our financial expenses.  If additional funds are raised through the issuance of equity securities, the net tangible book value per share of our ordinary shares may decrease and the percentage ownership of our then current shareholders would be diluted.

Competition in the market for defense electronics is intense.  Our products may not achieve market acceptance which could adversely affect our business, financial condition and results of operations.

The market for our products is highly competitive and we may not be able to compete effectively in our market.  Our principal competitors in the defense electronics market include Elbit Systems Ltd., Goodrich Corporation, Honeywell International Inc., Israel Aerospace Industries Ltd., or IAI, Northrop Grumman Corporation, Sagem Avionics LLC, Thales Group, Zodiac Aerospace Group and SRC Inc.  We expect to continue to face competition from these and other competitors.  Most of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do.  These competitors are able to achieve greater economies of scale and may be less vulnerable to price competition than us.  We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors.  Failure to do so could adversely affect our business, financial condition and results of operations.

We may not be able to implement our growth strategy which could adversely affect our business, financial condition and results of operations.

In line with our growth strategy, we entered into a number of strategic relationships with Embraer S.A., or Embraer, Hindustan Aeronautics Ltd., or HAL, IAI, Lockheed Martin Corporation, or Lockheed Martin, Boeing Defense, Space & Security, or Boeing, Rafael Advanced Defense Systems Ltd., or Rafael, Israel Military Industries Ltd., or IMI, and DRS Technologies, or DRS, to increase our penetration into the defense electronics market.  We are currently investing and intend to continue to invest significant resources to develop these relationships and additional new relationships.  Should our relationships fail to materialize into significant agreements or should we fail to work efficiently with these companies, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

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

While we have met with initial success in the introduction of our advanced ground radars for tactical applications such as defense forces protection and border protection, there can be no assurance that we will succeed in obtaining general market acceptance or that we will ever recover our investment in this new product family.

We have developed two radar hardware platforms for use in combat vehicles and short-range protection applications and in defense forces and border protection applications. In December 2014, we have announce the first significant order for this product family, a $4.5 million from a leading ministry of defense. To date we have not received any large orders other customers. Similarly, we announced in March 2015 that we entered into a contract with Lockheed Martin, which selected our multi-mission hemispheric radar product to support internally funded high energy laser weapon system prototype testing, and that we had entered into an agreement with DRS Technologies, under which they agreed to  sell, produce, and support, our tactical radars as part of its tactical radar portfolio. We have not yet received any orders from DRS Technologies with respect to the sale of our radars to third parties and there can be no assurance that we will ever receive any such orders.

Reductions in defense budgets worldwide may cause a reduction in our revenues, which would adversely affect our business, operating results and financial condition.

The vast majority of our revenues are derived from the sale of products with military applications.  These revenues totaled approximately $21.6 million, or 96% of our revenues, in 2014, $20.3 million, or 93% of our revenues, in 2013 and $20.3 million, or 94% of our revenues, in 2012.  The defense budgets of a number of countries may be reduced in the future.  Declines in defense budgets may result in reduced demand for our products and manufacturing services.  This would result in reduction in our core business' revenues and adversely affect our business, results of operations and financial condition.

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

A significant portion of our revenues is derived from a small number of customers. During the years ended December 31, 2014 and 2013, 51% and 54% of our revenues, respectively, were attributable to three customers. We anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers.  No assurances can be given that our customers will continue to purchase our products, that we will be successful in any bid for new contracts to provide such products, or that if we are grantedsubsequent orders, that such orders would be of a scope comparable to the sales that we have experienced to date. If our principal customers do not continue to purchase products from us at current levels or if we do not retain such customers and we are not able to derive sufficient revenues from sales to new customers to compensate for their loss, our revenues would be reduced and adversely affect our business, cash flows, financial condition and results of operations.

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

We are a global aviation and defense company with worldwide operations. Although 58% of our sales are in Israel and North America, we expect to derive an increasing portion of our sales and future growth from other regions such as Latin America, India and Central and Eastern Europe, which may be more susceptible to political or economic instability. In addition, in many less-developed markets, we rely heavily on third-party distributors and other agents for the marketing and distribution of our products and capabilities. Many of these distributors do not have internal compliance resources comparable to ours. Business activities in many of these markets have historically been more susceptible to corruption. If our efforts to screen third-party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, which may adversely affect our reputation and our business, financial condition or results of operations.

Exports accounted for 78% of our sales in 2014, 81% of our sales in 2013 and 75% of our sales in 2012.    Our reliance on export sales subjects us to many risks inherent in engaging in international business, including:

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

Mr. Howard Yeung and an affiliate beneficially own approximately 48% of our outstanding shares as of April 29, 2015.  For as long as Mr. Yeung has a controlling interest in our company, he will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, as long as Mr. Yeung has a controlling interest in our company, he will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, including the power to elect all of the members of our board of directors (except outside directors, within the meaning of Israeli law), or prevent an acquisition or any other change in control of us.  Because the interests of Mr. Yeung may differ from the interests of our other shareholders, actions taken by him with respect to us may not be favorable to our other shareholders.

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

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2015.  Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations.  In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in neighboring areas to Israel, such as Hamas in Gaza and Hezbollah in Lebanon. Following extensive missiles' attacks on its southern border and against Israeli population centers in July 2014, Israel has invaded the Gaza strip in order to destroy Hamas's military organization as well as its missiles' and tunnels' capabilities. On July 21, 2014, all U.S. airlines and most major airlines of other nationalities suspended their flights to Israel’s Ben-Gurion International Airport for several days after a missile landed approximately 1.5 km away. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

Furthermore, we could be adversely affected by the interruption or reduction of trade between Israel and its trading partners.  Some countries, companies and organizations continue to participate in a boycott of Israeli companies and others doing business with Israel or with Israeli companies.  As a result, we are precluded from marketing our products to these countries, companies and organizations.  Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities.  Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel.  Restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

We may not be able to enforce covenants not-to-compete under current Israeli law.

We have non-competition agreements with most of our employees, many of which are governed by Israeli law. These agreements generally prohibit our employees from competing with us or working for our competitors for a specified period following termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas and only when the employee has unique value specific to that employer’s business and not just regarding the professional development of the employee. Any such inability to enforce non-compete covenants may cause us to lose any competitive advantage resulting from advantages provided to us by such confidential information.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our Israeli employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967 (the “Israeli Patent Law”), inventions conceived by an employee during the term and as part of the scope of his or her employment with a company are regarded as "service inventions," which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Israeli Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “C&R Committee”), a body constituted under the Israeli Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. The C&R Committee (decisions of which have been upheld by the Israeli Supreme Court) has held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. Further, the C&R Committee has not yet set specific guidelines regarding the method for calculating this remuneration or the criteria or circumstances under which an employee’s waiver of his right to remuneration will be disregarded. We generally enter into intellectual property assignment agreements with our employees pursuant to which such employees assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such assignment beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current or former employees, or be forced to litigate such claims, which could negatively affect our business.

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

We participate from time to time in programs of the Office of the Chief Scientist in the Ministry of Economy, or OCS, for which we receive funding for the development of technologies and products. The benefits available under these programs depend on meeting specified conditions. For more information about these programs see Item 5. “Operating and financial review and prospects – Research & Developments – Chief Scientist (OCS).” If we fail to comply with these conditions, we may be required to pay additional penalties, make refunds and may be denied future benefits. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under these programs, and therefore these benefits may not be available to us in the future at their current levels or at all.

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

We develop, manufacture and sell defense electronics including, avionics solutions (including avionics for unmanned aerial vehicles), airborne data/video recording and management systems, inertial navigation systems and tactical land radars for defense forces and border protection systems.  In addition, we continue to sell and support our legacy commercial aviation products and services, mainly through our Chinese subsidiary.

B.           Business Overview

Industry Overview

Our activity is primarily focused on the defense electronics market.  This market has grown in recent years and is currently a large part of the defense business.  The defense electronics market reflects two contradictory trends, the proliferation of defense electronics, which has been offset by the significant reduction in the price of electronic systems which is reducing the dollar value of the market.  Today, new military vehicles of all kinds are equipped with significantly more electronic systems than they used to carry in the past.  The increasing usage of advanced electronics in modern vehicles, including upgrades of existing technology and the growing use of unmanned vehicles of all kinds, have provided significant growth to the market.

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

Products and Services

We primarily provide integrated solutions.  Our aim is to provide not only state-of-the-art products, but to also provide comprehensive end-to-end solutions for one or more systems. Our current product lines are:

•	Military avionics (Data/video recorders, core avionics for aircraft and UAVs);

•	Inertial navigation systems for aerial and land platforms;

•	Tactical Radars for defense forces and border protection systems (land based).

In addition, we continue to support our legacy commercial aviation test stations.  We also provide test and repair services through our China-based subsidiary.

Military Avionics

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

Our products are fully qualified and operated by leading air forces and prime integrators worldwide, such as the Israeli Air Force, or IAF, Lockheed Martin, Boeing Company, GE Aviation, HAL, Embraer, IAI, Rafael, the Chilean Air Force and many others. Our units are installed onboard F-16, F-15, A-4, Jaguar, MiG-27, Su-30MKI, Dhruv Helicopter, MiG-29, Super-Tucano and other aircraft, and onboard a continuously-growing number of UAVs.

Inertial Navigation Systems

Leveraging on our in-depth scientific research and algorithmic expertise, utilizing state-of-the-art fiber optic gyro, or FOG, and micro-electro mechanical systems, or MEMS, sensors, and taking advantage of our experience in electronic and mechanical design, we are introducing a line of advanced - yet affordable - inertial navigation systems, or INS.  Our INS products are adaptable to the performance and interface requirements of multiple combat platforms and weapon systems.  Among our navigation products are:

•	R-100F: FOG-based, navigation-grade Embedded GPS-INS;

•	R-200M: Compact, MEMS-based, multiple-sensor aided INS for combat platforms and weapons;

•	MAVINS – Modular Avionics and MEMS-Based INS: Specially-designed compact integrated solution for UAVs and disposable applications; and

•	Inertial measurement units, or IMUs.

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

Among our customers for navigation solutions are leading air forces and prime integrators worldwide, including the IAF, IAI, Rafael, Embraer, Indra Sistemas S.A., and India's Defense Research and Development Organization.

Tactical Radars for Defense Forces and Border Protection Solutions

We develop advanced ground radars for tactical applications such as defense forces protection and border protection.  Our pulse Doppler, software-defined radars are solid-state, fully digital, incorporate active electronically scanned array, or AESA antenna, are compact, mobile and highly reliable, provide hemispheric spatial coverage and multi-mission capabilities, and demonstrate unprecedented performance-to-price ratio.

The asymmetric and irregular conflicts in which modern armies are engaged with in recent years dictate the needs for instantaneous and real-time intelligence, minimal cycle time for target acquisition, highly accurate weapons with minimal collateral damage and discrimination between hostiles and civilians. Our tactical radars, which move with the maneuvering combat units in the field, provide the real-time knowledge of whether and from where they are threatened, detect all relevant threats from any firing angles (including very high angles), discriminate among threats and provide the needed intelligence for any course of action, whether counter-fire or avoidance.  The performance-over-price ratio of our radars makes them ideal solutions to the needs and requirements imposed by the asymmetric arena.

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

Among our customers for Radar Systems are leading defense forces and industries worldwide, including Boeing, Lockheed Martin, DRS, the US NAVY and a leading MOD in the Middle East.

Support of Legacy Products

We support our customers that use our commercial aviation test stations by providing ongoing maintenance and repair services through product support agreements.

Business Development, Sales and Marketing

Strategy

Our business development strategy is based on the following principles:

•	Maintaining our business focus on electronic systems for the military and para-military markets;

•	Expanding our product offerings by adding new applications to our existing product lines and by adapting our products to land systems;

•	Expanding our customer base by including our products in solutions and integrated systems for airborne and land vehicles;

•	Establishing sales channels with system integrators and major manufacturers such as Embraer, HAL, Lockheed Martin, Boeing, IMI, IAI, Rafael, DRS and others; and

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

Lockheed Martin.  Lockheed Martin is the manufacturer of the F-16 aircraft, one of the most popular fighter aircraft in the western world today.  We are supplying the DVDR and GDS for new F-16 aircraft production and for F-16 upgrade programs led by Lockheed Martin. In 2015, Lockheed Martin ordered a single radar system for integration in their internally funded high energy laser research and development program.

Israel Military Industries.  IMI is a world leader in the field of APS for land platforms and is the developer and manufacturer of the "Iron Fist" APS.  We are teamed with IMI on the integration and production of our RPS-10 radars as part of their “Iron Fist” APS solution for local and global customers.  In July 2011, the “Iron Fist” APS successfully completed trials conducted by the U.S. Defense Department.   In 2013, it was integrated and successfully demonstrated through live fire tests on the NAMER heavy infantry fighting vehicle.

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

Boeing Defense, Space and Security. Boeing, a provider of air defense and high-energy laser systems, has acquired our MHR in 2013 for evaluation of its use as part its directed energy tactical systems. Field testing of the MHR by Boeing demonstrates very good performance.

DRS Technologies, LLC. DRS is a major player in the defense electronics market in North America, with focus on tactical systems and radars. In 2015, we signed a teaming agreement with DRS to market, sell, produce and maintain our tactical radars in the North American market.

Military Forces. We are the sole providers of digital recorders and debriefing solutions to an air force in Latin America.  We are the primary provider of recorders and debriefing solutions to a major Asian air force.  Our tactical radars for air defense are under evaluation by a Far-East country’s army. Our tactical radars are used by the US Navy as part of their ground based air defense advanced technology development program. All these military forces introduce the potential of prolonged cooperation and are strategic customers of ours.

Business Development and Marketing

Our executive chairman, Maj. Gen. (Ret.) Herzle Bodinger, our chief executive officer, Mr. Zvi Alon, and our chief business development officer, Mr. Dov Sella, lead our business development and marketing efforts.  We currently employ six additional professionals in the marketing and sales of our products, three of them part-time.  Our chief technology officer and our engineering department support our marketing and sales efforts with respect to proposal preparations and products demonstrations.  In addition, we have business development consultants in Europe, South America and Asia who receive fees for sales generated by them, and two part-time consultants who assist us in the development of the North American market.

The Israeli Ministry of Defense has historically supported, and continues to support, our marketing efforts through its defense export assistance branch and through various projects for the IDF and its related divisions.   There is no guarantee that this type of assistance will be available to us in the future.

We take part and present our tactical radars at the major land systems exhibitions on a regular basis, such as the Association of the United States Army (AUSA) Annual Meeting in Washington, D.C., Eurosatory in Paris, DSEI in London, and in regional exhibitions such as LAAD in Brazil, Seoul Aerospace & Defense, and DefExpo in India.

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

Principal Customers

Generally, we complete a few major transactions each year, each in an amount comprising more than 10% of our revenues for such year.  As a result, each year a significant portion of our revenues is derived from a small number of customers.  The following table sets forth our principal customers in 2012, 2013 and 2014:

	Percentage of Revenues
	2012	2013	2014
Embraer S.A.	32%	20%	16%
Lockheed Martin Corporation	5%	17%	13%
Hindustan Aeronautics Ltd	6%	17%	22%
Israel Aerospace Industries	11%	12%	10%
A Latin America Customer	9%	11%	-
Israeli Ministry of Defense	5%	1%	5%
GE Aviation	4%	2%	4%
Russian Aircraft Corporation MiG	11%	2%	2%

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

Geographical Markets

We sell our products to various air forces and companies worldwide.  The following table presents our revenues by geographical markets for the periods indicated:

	2012	2013	2014
Israel	25%	20%	22%
South and Latin America	41%	31%	12%
Asia	21%	25%	29%
North America	11%	23%	36%
Europe	1%	1%	0%

Competition

The markets for our products are highly competitive.  Our principal competitors in the defense electronics market include Elbit Systems Ltd., Goodrich Corporation, Honeywell International Inc., IAI, Northrop Grumman Corporation, Sagem Avionics LLC., Thales Group, Zodiac Aerospace Group and SRC Inc.  We expect to continue to face competition from these and other competitors.  Most of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do.  These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us.  We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors.  Failure to do so could adversely affect our business, financial condition and results of operations.

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

Our executive offices and research and development facilities are located in a 17,782 square feet office facility in Netanya, Israel.  The lease for this facility expires in January 2018.  The aggregate annual rent for our offices in Israel was approximately $333,000 in 2014.

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

We develop, manufacture and sell defense electronics including military avionics systems for manned and unmanned aircraft, inertial navigation systems for air and land platforms, and tactical land radars for force and border protection applications.  We sell and support our commercial aviation electronic products and services, mainly through our 80% -owned Chinese subsidiary.

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

Impairment of Long-Lived Assets.  We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends.  Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount of the carrying value of the asset exceeds its fair value.  As of December 31, 2014 and 2013, no impairment losses have been identified

Impairment of Goodwill.  We are required to assess the impairment of goodwill at least annually (or more frequently if impairment indicators arise).  FASB ASC 350 "Intangibles-Goodwill and other" prescribes a two-phase process for impairment testing of goodwill.  The first phase screens for impairment while the second phase (if necessary) measures it.  In the first phase of impairment testing, goodwill attributable to each reporting unit is tested for impairment by comparing the fair value of each reporting unit with its carrying value.  We have only one reporting unit and we determine its fair value according to our market capitalization.  The goodwill was tested for impairment by comparing the fair market value with its carrying amount and as of December 31, 2014 and 2013(our annual assessment date), no impairment indicators have been identified.

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

Derivatives and hedging. We, we are required to recognize all derivatives on the balance sheet at fair value.  Derivatives that are not hedges must be adjusted to fair value through income as stipulated in FASB ASC 815 "Derivatives and Hedging," or ASC 815.  If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.  The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.  We use derivatives to hedge certain cash flow foreign currency exposures in order to further reduce our exposure to foreign currency risks.

In 2014, 2013 and 2012, we entered into forward contracts in order to hedge certain expense transactions denominated in NIS.  Our forward contracts did not qualify as hedging instruments under ASC 815. Changes in the fair value of forward contracts are reflected in the consolidated statements of operations as financial income or expense and not against the Other Comprehensive Income.  As of December 31, 2014, the fair value of the outstanding forward contracts was $216,000, which was recorded in other payables against financial expense and as of December 31, 2013, the fair value of the outstanding forward contracts was $46,000, which was recorded in other receivables against financial income.

Inventory valuation. The majority of our inventory consists of work in progress, raw materials and components. Inventories are valued at the lower of cost or market. Cost of finished goods is determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs. Raw material is valued using the “FIFO” method. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material items based on their potential utilization. If we consider specific inventory to be damaged, we write such inventory down to zero. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, and excess inventories. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning the future utilization of the inventory items. Inventory write-offs were $138,000, $313,000 and $72,000 as of December 31, 2014, 2013 and 2012, respectively.

Allowance for doubtful accounts. Our trade receivables are derived from sales to customers all over the world. We perform ongoing credit evaluations of our customers. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was $24,000, $36,000 and $15,000 as of December 31, 2014, 2013 and 2012, respectively.

Explanation of Key Income Statement Items

Revenues. Our revenues are mainly derived from sales of defense electronics (solid-state recorders, computers, inertial navigation systems, etc.) and their supporting ground systems (automated testers, data debriefing stations).

Cost of Revenues.  Cost of revenues consists primarily of salaries, raw materials, subcontractor expenses, related depreciation costs, inventories write-downs and overhead allocated to Cost of revenues activities.

Marketing and Selling Expenses  Marketing and selling expenses consist primarily of salaries for marketing and business development personnel, marketing activities, public relations, promotional materials, travel expenses and trade show exhibit expenses.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, legal, administrative personnel, professional fees, provisions for doubtful accounts and other general corporate expenses.

Research and Development Expenses, net.  Research and development expenses consist primarily of salaries for research and development personnel, use of subcontractors and other costs incurred in the process of developing product prototypes.

Financial Expenses, Net.  Financial expenses consist of interest and bank expenses, interest on convertible note and loans, amortization expenses of discount on convertible note, deferred charges and currency remeasurement losses.  Financial income consists of interest on cash and cash equivalent balances and currency remeasurement gains.

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
Revenues	100.0%	100%	100%
Cost of revenues	75.3%	78.9%	70.9%
Gross profit	24.7%	21.1%	29.1%
Research and development, net	11.2%	6.7%	3.5%
Marketing and selling	7.7%	9.0%	10.6%
General and administrative	9.9%	8.8%	8.5%
Operating income (loss)	(4.2)%	(3.4)%	6.5%
Financial expenses, net	(5.3)%	(8.8)%	(5.6)%
Net income (loss)	(9.5)%	(12.2)%	0.9%
Net Loss attributable to non-controlling interest	0.0%	0.0%	0.0%
Net income (loss) attributable to RADA shareholders	(9.5)%	(12.2)%	0.9%

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Revenues.  Our revenues increased by 3% to $22.5 million in 2014 from $21.8 million in 2013.

Cost of Revenues.  Cost of revenues decreased by 7% to $15.9 million in 2014 from $17.2 million in 2013.  The decrease in our cost of revenues is attributable to the significant reduction of low margin programs in 2014  compared to 2013.

Gross Profit.  Our gross profit increased by 42% to $6.5 million in 2014 from $4.6 million in 2013.  Our profit margin was approximately 29% in 2014 and 21% in 2013.  The increase in gross profit in 2014 was mainly attributable to the decrease in the cost of revenues.

Research and Development Expenses, Net.  Our research and development expenses, net, decreased by 46% to approximately $0.8 million in 2014 from $1.5 million in 2013 (net of $15,000 in grants received from the OCS). Our research and development expenses decreased as the result of the maturation of our radar products.   We expect that our research and development expenses in 2015 will remain similar to those we incurred in 2014 and we will sustain a base level of development for our existing products, as well as developing new applications for our products.

Marketing and Selling Expenses. Marketing and selling expenses increased by 22% to approximately $2.4 million in 2014 from $2 million in 2013.  This increase is primarily due to our increased efforts to sell our new radar products, mainly reflected in the costs incurred  as part of our participation in field demonstrations requested by our potential customers.

General and Administrative Expenses.  General and administrative expenses decreased by 1% to approximately $1.9 million in 2014 from $1.92 million in 2013.  We expect that in 2015 our general and administrative expenses will remain similar to those we incurred in 2014.

Financial Expenses, Net.  Our financial expenses, net, decreased by 34% to $1.25 million in 2014 compared to $1.9 million in 2013.  Our interest expense, net, was $708,000 in 2014 compared to $729,000 in 2013.  Our expense resulting from the amortization of the discount on a convertible note and loans from shareholders was $43,000 in 2014 compared to $489,000 in 2013.  Foreign currency exchange differences, net resulted in loss of $63,000 in 2014 compared to loss of $120,000 in 2013, primarily due to changes in the NIS/dollar exchange rate.  We expect that in 2015 our financial expenses will remain similar to those we incurred in 2014.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Revenues.  Our revenues increased by 1% to $21.8 million in 2013 from $21.6 million in 2012.

Cost of Revenues.  Cost of revenues increased by 6% to $17.2 million in 2013 from $16.2 million in 2013.  The increase is primarily due to the erosion of the dollar against the NIS.

 Gross Profit.  Our gross profit decreased by 13% to $4.6 million in 2013 from $5.3 million in 2012.  Our profit margin was approximately 21% in 2013 and 25% in 2012.  The decrease in gross profit in 2013 was mainly attributable to the increase in the cost of revenues.

Research and Development Expenses, Net.  Our research and development expenses, net, decreased by 40% to approximately $1.5 million in 2013 (net of $15,000 of grants received from the OCS) from $2.4 million in 2012 (net of $142,000 in grants received from the OCS).

Marketing and Selling Expenses. Marketing and selling expenses increased by 18% to approximately $2 million in 2013 from $1.7 million in 2012.  This increase is primarily due to an increase in commissions and the costs associated with the engagement of a U.S. market consultant.

General and Administrative Expenses.  General and administrative expenses decreased by 10% to approximately $1.9 million in 2013 from $2.2 million in 2012.

Financial Expenses, Net.  Our financial expenses, net, increased by 66% to $1.9 million in 2013 compared to $1 million in 2012.  Our interest expense, net, was $729,000 in 2013 compared to $376,000 in 2012.  Our expense resulting from the amortization of the discount on a convertible note and loans from shareholders was $489,000 in 2013 compared to $516,000 in 2012.  Foreign currency exchange differences, net resulted in loss of $120,000 in 2013 compared to income of $106,000 in 2012, primarily due to changes in the NIS/dollar exchange rate.

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

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at the rate of 26.5% in 2014.  The tax rate is expected to be 26.5% in 2015.

As of December 31, 2014, our net operating loss carry forward for Israeli tax purposes was approximately $61.8 million, including a capital loss carry forwards of approximately $3.4 million.

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

	Year Ended December 31,
	2010	2011	2012	2013	2014
NIS vs. U.S. Dollar	(6.0)%	7.7%	(2.3)%	(7.0)%	12%
Israeli Consumer Price Index	2.7%	2.2%	1.6%	1.8%	(0.2)%

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results.  We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued comprehensive new revenue recognition guidance(ASU 2014-09 - Revenue from Contracts with Customers (Topic 606), effectively replacing all current guidance on the topic. Given the significance of this pronouncement, the Company is currently in the process of reviewing the new standard and its potential impact on the Company. The new guidance is effective for the Company's consolidated financial statements beginning on January 1, 2017. The effects of the new guidance on the Company's statements of the financial position, results of operations and cash flows are still being assessed.

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

As of December 31, 2014, we owed $0.9 million under a bank annual line of credit and $0.69 million of secured borrowing with a bank against specific accounts receivable.  In addition, the Banks provided $0.5 million of guarantees on our behalf, mainly to our customers and suppliers in the ordinary course of business.  The guarantees are secured by a first priority floating charge on all of our assets and by a fixed charge on our property in Beit She'an, goodwill (intangible assets), unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of loss).  Our agreements with the Banks prohibit us from: (i) selling or otherwise transferring any assets except in the ordinary course of business; (ii) placing a lien on our assets without the Banks' consent; or (iii) declaring dividends to our shareholders.

We had working capital as of December 31, 2014 of $0.035 million compared with a working capital deficit of $0.15 million at December 31, 2013.  Cash and cash equivalents amounted to $1.8 million as of December 31, 2014 compared to $2.1 million as of December 31, 2013.  Short-term and long-term bank deposits and restricted bank deposits amounted to $0.68 million as of December 31, 2014 compared to $1.0 million as of December 31, 2013.

In July 2008, we borrowed $1.5 million from Faith Content Development Limited, or FCD, a company controlled by Mr. Yeung, our controlling shareholder, in order to facilitate further development of our INS technology.  This loan carried interest at LIBOR + 3% payable at the beginning of every quarter.  On August 29, 2012, FCD  agreed to postpone the repayment of $1.5 million of the principal that was due to be repaid, so that 50% of such amount would be paid on December 15, 2012 and the remaining 50% would be payable on February 15, 2013. In August 2013, FCD agreed to reissue $350,000 of the loan that had been previously repaid by our company in March 2013 and to facilitate an additional short term loan in the amount of up to $1,000,000 to be repaid by December 31, 2013, or the Credit Facility. The Credit Facility provided for interest at 3.5% per annum above the three month LIBOR rate. In September 2013, we borrowed $850,000 under the Credit Facility and the total amount of the loan increased to $1.2 million. As of December 31, 2014, we repaid the amount due under the Credit Facility but not the remaining balance of the original INS loan ($1,150,000). We continue to incur default interest payment on such loan, see also below with respect to the amended standstill agreement.

In October 2010, a $3 million convertible note originally issued to Mr. Yeung in October 2007 (subsequently assigned by him to FCD), was extended to October 2012.  In addition, the expiration date of a warrant to purchase up to an aggregate of 1,578,947 ordinary shares granted to Mr. Yeung at such time was extended to October 2014.  The convertible note bears interest at a rate of six-month LIBOR + 3.5% and is convertible into ordinary shares at a conversion price of $2.09 per share.  The note is secured by a second degree floating charge over all of our assets. From January 2013, the loan bears default increased interest rate of LIBOR + 7.5%. See Item 7B. “Major Shareholders and Related Party Transactions - Related Party Transactions.”

In September 2011, we entered into a revolving loan agreement with FCD.  The loan was in the principal amount of $1.7 million, bearing interest of three month LIBOR + 2.5% per annum.  The principal and all the unpaid and accrued interest was paid on February 29, 2012 with the proceeds from a new loan from FCD and Mr. Ben Zion Gruber, a shareholder and member of our board of directors. The loan was approved by our Audit Committee and Board of Directors, and the transaction was also approved by our shareholders at an extraordinary meeting of shareholders held in January 2012.  FCD provided $2.7 million and Mr. Ben Zion Gruber provided $300,000.  We used $1.7 million of the loan to repay in full all of the amounts due and payable under the September 2011 loan, as described above.  The remaining portion of the loan was added to our working capital.  The loan bears interest at the rate of the greater of three months LIBOR + 5% per annum, or 7% per annum.  Interest is payable quarterly in arrears and the principal was due on February 28, 2014. In addition, on February 28, 2012, we issued to FCD and to Mr. Ben Zion Gruber warrants to purchase 1,080,000 and 120,000 ordinary shares, respectively, at an exercise price of $2.50 per share.  These warrants have a term of three years.  The second degree floating charge that was granted with respect to the convertible note of 2007 secures this loan as well. As of December 31, 2014, the outstanding balance of this loan was $2.97 million.

In April 2014, we borrowed $1.0 million from FCD for working capital. This loan carried interest at LIBOR + 3.5% payable at the beginning of every quarter and the principal was due on January 31, 2015.

Due to our cash flow and working capital difficulties, we were not able to timely and fully make the repayment of interest and principal amounts to our shareholders. As a result we were required to pay the default interest on account of all such loans and all such loans may be accelerated by our lenders.

However, we have entered into a standstill agreement with our lenders, effective as of February 1, 2013, according to which, except in extraordinary circumstances, no action will be taken to accelerate the loans or to exercise their rights prior to January 31, 2014. On April 2014, the Standstill Agreement was amended and the forbearance period pursuant to such agreement was extended until January 31, 2015.

On April 16, 2015 following the approval of our shareholders, the standstill agreement was further amended and the termination of the forbearance period has been extended to the earlier of (i) August 31, 2016 or (ii) 30 days after the closing of a potential offering, resulting in the repayment of at least $7.5 million on account of the debt owed to our lenders. See Item 7B “Related Party Transactions” for a description of the potential offering. Pursuant to the recent amendment of the standstill agreement, as of and after February 1, 2015 the default interest on all outstanding principal amounts is Libor + 9%.

We made capital expenditures of $328,000 in the year ended December 31, 2014, primarily for machinery and equipment.  We currently do not have any significant capital spending or purchase commitments.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2012	2013	2014
	(U.S. dollars in thousands)
Net cash provided by (used in) operating activities	(752)	1,432	122
Net cash provided by (used in) investing activities	(219)	(85)	66
Net cash provided by (used in) financing activities	1,008	(435)	(528)
Effect of exchange rate changes on cash and cash equivalents	20	61	(11)
Net increase in cash and cash equivalents	57	973	(351)
Cash and cash equivalents at beginning of the year	1,107	1,164	2,137
Cash and cash equivalents at end of the year	1,164	2,137	1,786

Net cash provided by operating activities was $122,000 in 2014.  This was primarily due to a decrease in trade receivables of $1,435,000, depreciation and amortization of $690,000 and decrease in inventories of $111,000.  This was offset by an increase in costs and estimated earnings in excess of billings, net of $599,000, decrease in trade payables of $1,594,000 and a decrease in other payables of $163,000. Net cash provided by operating activities was $1,432,000 in 2013.  This was primarily due to a decrease in trade receivables of $491,000, depreciation and amortization of $752,000, amortization expense on a convertible note and loans of $489,000.  a decrease in other receivables of $484,000, a decrease in inventories of $449,000, an increase in trade payables of $981,000 and an increase in other payables of $600,000. This was offset by an increase in costs and estimated earnings in excess of billings, net of $236,000. Net cash used in operating activities was $752,000 in 2012.  This was primarily due to a decrease in trade receivables of $1.5 million, depreciation and amortization of $897,000, a decrease in inventories of $325,000 and amortization expense on a convertible note and loans of $516,000.  This was offset by an increase in other receivables of $337,000, an increase of costs and estimated earnings in excess of billings, net of $943,000, a decrease in trade payables of $463,000 and a decrease in other payables of $392,000.

Net cash provided by investing activities was approximately $66,000 in 2014, primarily due to a change in restricted deposits of $392,000 and Offset by investment of $328,000 in property, plant and equipment.  Net cash used in investing activities was approximately $85,000 in 2013, primarily due to a change in restricted deposits of $282,000 Offset by investment of $370,000 in property, plant and equipment.  Net cash used in investing activities was approximately $219,000 in 2012, primarily due to a change in restricted deposits of $472,000 and our investment of $688,000 in property, plant and equipment.

Net cash used in financing activities was $528,000 in 2014, reflecting net repayment of $230,000 from a shareholder loans transaction and a decrease in short-term bank credit of $298,000. Net cash used in financing activities was $435,000 in 2013, reflecting net proceeds of $850,000 from a shareholder loans transaction and a decrease in short-term bank credit of $1,285,000. Net cash provided by financing activities was $1,008,000 in 2012, reflecting net proceeds of $1,769,000 from a shareholder loans transaction and a decrease in short-term bank credit of $761,000.

As a result of the foregoing, at December 31, 2014, we had a working capital of $35,000 and cash and cash equivalents of $1,786,000 as compared to working capital deficit of $152,000 and cash and cash equivalents of $2,137,000 at December 31, 2013.

We expect to fund our short-term liquidity needs, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from our cash and cash equivalents, operating cash flow and our credit facilities.  We believe that our current cash and cash equivalents, credit facilities and our expected cash flow from operations will be sufficient to meet our cash requirements in 2015.

C.           Research and Development, Patents and Licenses

Research and Development

Our research and development investments focus on improvements to our existing products and the development of complementary products that would provide continued support for our current customers and would improve our capability to market our products to new customers.  In 2014, 2013 and 2012 we incurred $0.8 million, $1.5 million and $2.4 million, respectively, of research and development expenses, net.  The vast majority of these expenses are attributable to the research on our radars.  In 2015, we will continue to invest in the research and development of new products.  As of December 31, 2014, we employed 45 engineers (including 5 sub-contractors) in research and development who concentrate mainly on research and development activities generated through customer orders and to a lesser extent on internal research and development activities.

The OCS encourages research and development by providing grants to Israeli companies, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, as amended. The terms of such grants prohibit the manufacture of the developed products outside of Israel and the transfer of technologies developed using the grants to any person without the prior written consent of the OCS.  During 2012, 2011 we developed a new radar sensor for APS, partly financed by the OCS.  In 2013 and 2012, we received royalty bearing grants of $15,000 and $142,000, respectively, from the OCS. Pursuant to applicable Israeli law, we are currently required to pay royalties at the rate of 3-5% of sales of products developed with certain grants received from the OCS, up to 100% of the amount of such grants, adjusted by the exchange rate with the dollar.  As of December 31, 2014, our total obligation for royalty payments, net of royalties paid or accrued was approximately $1.5 million.

We were committed to pay royalties to the Israel - United States Binational Industrial Research and Development Foundation(BIRD ) at the rate of 5% of the sales proceeds up to 150% of the research and development expenses financed by the foundation.  Since the company had stated to BIRD that no revenues were generated from the funded projects, the foundation had agreed no royalties is due until future revenues, if any.

D.           Trend Information

In 2014, our revenues increased by approximately 3% compared to our revenues in 2013, and we expect that in 2015 our revenues will be similar to 2014.   However, our revenues are subject to government budgets, and we cannot provide any assurances that the economic climate will not result in the cancellation or suspension of certain projects or programs. We do not have a significant backlog of orders for delivery subsequent to 2015.

Our future revenues will, in great measure, be dependent upon the success of our sales and marketing strategy.  We are currently focusing our sales efforts on:

•	Military Avionics INS; and

•	Tactical radar systems for force and border protection solutions.

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

F.           Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2014 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-term debt obligations	$8,227,000	$8,147,000	$80,000	-	-
Operating lease obligations	1,484,000	549,000	935,000	-	-
Total	$9,711,000	$8,696,000	$1,015,000	-	-

In addition, we have long-term liabilities for severance pay for certain employees that are calculated pursuant to Israeli law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Under Israeli law, employees are entitled to one month's salary for each year of employment or a portion thereof upon termination of employment in certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause.  As of December 31, 2014 our severance pay liability was $634,000.

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Herzle Bodinger	72	Executive Chairman of the Board of Directors
Zvi Alon	61	Chief Executive Officer
Dov Sella	59	Chief Business Development Officer
Shiri Lazarovich	40	Chief Financial Officer
Oleg Kiperman	61	Chief Technology Officer
Adrian Berg	67	Director
Roy Kui Chuen Chan	68	Director
Ben Zion Gruber (1)(2)	56	Director
Michael Letchinger	59	Director
Nurit Mor (1)(2)	71	Outside director
Elan Sigal (1)(2)	47	Outside director
(1) Member of the Audit Committee (2) Member of the Compensation Committee

Messrs. Chan and Gruber will serve as directors until our 2015 annual general meeting of shareholders.  Messrs. Bodinger and Letchinger will serve as directors until our 2016 annual general meeting of shareholders.  Mr. Berg will serve as a director until our 2017 annual general meeting of shareholders.  Mrs. Mor and Mr. Elan Sigal serve as outside directors pursuant to the provisions of the Israeli Companies Law. Mrs. Mor is serving a three-year term until October 21, 2015 and Mr. Elan Sigal is serving a three-year term until August 29, 2016.

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

B.           Compensation

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose information concerning the amount and type of compensation paid to its chief executive officer, chief financial officer and the three other most highly compensated executive officers, rather than on an aggregate basis. Nevertheless, a recent amendment to the regulations promulgated under the Israeli Companies Law requires us to disclose the annual compensation of our five most highly compensated officers (or all the named executive officers if there are less than five) on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. Under the Companies Law regulations, this disclosure is required to be included in the notice of our annual meeting of shareholders each year or in a public document that accompanies such notice, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. The Companies Law regulations permit us to refer to a report filed pursuant to the laws of the country in which our shares are listed for trading that includes the required information in lieu of its inclusion in the notice of annual meeting. Because of that disclosure requirement under Israeli law, we are including such information in this annual report, pursuant to the disclosure requirements of Form 20-F.

The following table includes information for the year ended December 31, 2014 concerning the five (5) most highly compensated executive officers of our company, or Highly Compensated EO, (the figures below reflect the applicable cost of employment on an annual basis):

	Herzle Bodinger	Zvi Alon	Dov Sella	Oleg Kiperman	Shiri Lazarovich
Annual salary cost and other benefits ($)2	326,594	306,705	293,301	242,237	204,231
Total ($)	326,594	306,705	293,301	242,237	204,231

2. Includes the Highly Compensated EO's gross salary plus payments of (i) social benefits such as payments for savings funds, education funds, pension, severance, insurances, social security; (ii) general benefits such as car (including maintenance and gas), cell phone; and (iii) other benefits pursuant to our company's policy; including tax gross-up in respect therewith.

During the year ended December 31, 2014, the aggregate compensation paid  to all of our executive officers and directors as a group was approximately $1,119,128.  As of December 31, 2014, the aggregate amount set aside or accrued for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers was approximately $286,422.

During the year ended December 31, 2014, we paid each of our outside directors a per-meeting attendance fee of NIS 1,862 (approximately $500) and an annual fee of NIS 29,270 (approximately $8,000).

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

Messrs. Chan and Gruber are Class A directors and will hold office until the Annual General Meeting of Shareholders to be held in 2015.  Messrs. Bodinger and Letchinger are Class B directors and will hold office until the Annual General Meeting of Shareholders to be held in 2016.  Mr. Berg is a Class C director and will hold office until the Annual General Meeting of Shareholders to be held in 2017.  Ms. Mor and Mr. Sigal serve as our outside directors and each holds office for a three year term until October 21, 2015 and August 29, 2016, respectively.

We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors and instead follow Israeli law and practice.  See Item 16G. “Corporate Governance."

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

We do not follow the requirements of the NASDAQ Stock Market Rules with regard to regularly scheduled meetings of independent directors.  Under Israeli law, outside directors are not required to hold executive sessions.  See Item 16G. “"Corporate Governance."

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

D.          Employees

As of December 31, 2014, we employed 108 persons, of whom 45 persons were employed in research, development and engineering, 51 persons in manufacturing and logistics, 4 persons in sales and marketing, and 8 persons in administration, management and finance.  All of our employees are located in Israel.  In addition, CACS, our 80%owned subsidiary, employed 16 persons in China as of such date.

As of December 31, 2013, we employed 115 persons, of whom 47 persons were employed in research, development and engineering, 56 persons in manufacturing and logistics, 4 persons in sales and marketing, and 8 persons in administration, management and finance.  All of our employees are located in Israel.  In addition, CACS, our 80%owned subsidiary, employed 17 persons in China as of such date.

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

E.           Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of April 29, 2015 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership(2)
Herzle Bodinger	--	--
Zvi Alon	--	--
Dov Sella	--	--
Shiri Lazarovich	--	--
Oleg Kiperman (3)	4,000	*
Adrian Berg (4)	1,533	*
Roy Kui Chuen Chan (5)	1,533	*
Ben Zion Gruber	-	-
Michael Letchinger	--	--
Nurit Mor	--	--
Elan Sigal	--	--
All directors and executive officers as a group (11 persons)	7,066	*
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

(2)	The percentages shown are based on 8,988,396 ordinary shares issued and outstanding as of April 29, 2015.

(3)	The business address of Mr. Kiperman is c/o RADA Electronic Industries Ltd., 7 Giborei Israel Street, Netanya, Israel.

(4)	The business address of Mr. Berg is Alexander & Co., 17 St. Ann's Square, Manchester M2 7 PW, U.K.

(5)	The business address of Mr. Roy Chan is Gearhart Holdings (H.K.) Limited, 2202 Kodak House II, 39 Healthy Street, E. North Point, Hong Kong.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information as of April 29, 2015, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Howard P.L. Yeung (3) (5)	5,007,426	48%
Kenneth Yeung (4) (5)	450,029	5.0%

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

(2)	The percentages shown are based on 8,988,396 ordinary shares outstanding as of April 29, 2015.

(3)
Based on a Schedule 13D/A filed on April 7, 2015. Includes (i) 3,572,019 outstanding ordinary shares, which includes 450,029 ordinary shares held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother Kenneth Yeung. Mr. Howard Yeung may be deemed to control our company and (ii) 1,435,407 ordinary shares issuable upon conversion of a convertible note held by Faith Content Development Limited, an affiliate of Mr. Yeung.

(4)	The shares are held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother Kenneth Yeung.

(5)	The address of Messrs. Howard P.L. Yeung and Kenneth Yeung is 2202 Kodak House II, 39 Healthy Street, North Point, Hong Kong.

Significant Changes in the Ownership of Major Shareholders

None Major

Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by American Stock Transfer & Trust Company, our transfer agent, as of April 27, 2015, there were 110 holders of record of our ordinary shares, of which 99 record holders holding approximately 65% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees.

B.           Related Party Transactions

In October, 2007, we entered into a $3.0 million loan agreement with Mr. Yeung, pursuant to which, we issued to Mr. Yeung a convertible note that is convertible into ordinary shares at a conversion price of $2.09 per share.  The convertible note was initially scheduled to mature on October 14, 2010.  In addition, Mr. Yeung received warrants to purchase up to an aggregate of 1,578,947 ordinary shares at an exercise price of $2.375 per share, exercisable for a period of five years beginning on October 15, 2007.  Effective as of April 2010, our Audit Committee and Board of Directors approved an amendment to the loan transaction according to which the maturity date of the notes and the expiration date of the warrants was extended by two years, until October 14, 2012 and October 15, 2014, respectively. This loan was assigned by Mr. Yeung to FCD.  As of April 29, 2015 we did not repay the loan and as a result, we incur default interest at the rate of LIBOR +7.5%. As from February 1, 2015, according to the amended standstill agreement, as described below.

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

In February 2012, we entered into a $3.0 million loan agreement with FCD and Mr. Ben Zion Gruber.  The loan was approved by our Audit Committee and Board of Directors, and the transaction was also approved by our shareholders at an extraordinary meeting held in January 2012.  FCD provided $2.7 million and Mr. Ben Zion Gruber provided $300,000.  We used $1.7 million of the loan to repay in full all of the amounts due and payable under the September 2011 loan, as described above.  The remaining $1.3 million was used to finance our future operations, including the continued development of our INS technology and tactical radars.  The loan bears interest at the rate of the greater of three months LIBOR plus 5% per annum, or 7% per annum.  Interest is payable quarterly in arrears and the principal was due on February 28, 2014.  In addition, on February 28, 2012 we issued to FCD and to Mr. Ben Zion Gruber, warrants to purchase 1,080,000 and 120,000 ordinary shares, respectively, at an exercise price of $2.50 per share.  These warrants have a three year term.  During September 2014, we issued 69,749 ordinary shares upon the exercise of 120,000 of these warrants on a cashless exercise basis. In February 2015, the remaining 1,080,000 options expired.

In August 2013, FCD agreed to reissue $350,000 of the loan than had been previously repaid by our company in March 2013 and to facilitate an additional short term loan in the amount of up to $1,000,000 to be repaid by December 31, 2013, or the Credit Facility. The Credit Facility provided for interest at 3.5% per annum above the three month LIBOR rate. In September 2013, we borrowed $850,000 under the Credit Facility and the total amount of the loan increased to $1.2 million. As of April 30, 2014, we have repaid the new loan ($1.2 million) but not the remaining balance of the original INS loan ($1,150,000). We continue to incur default interest payment at the rate of Libor +7%. In August 2013, FCD agreed to reissue $350,000 of the loan than had been previously repaid by our company in March 2013 and to facilitate an additional short term loan in the amount of up to $1,000,000 to be repaid by December 31, 2013, or the Credit Facility. The Credit Facility provided for interest at 3.5% per annum above the three month LIBOR rate. In September 2013, we borrowed $850,000 under the Credit Facility and the total amount of the loan increased to $1.2 million. We repaid the amount due under the Credit Facility, but not the remaining balance of the original INS loan ($1,150,000). We continue to incur default interest payments at the rate of Libor +7% on such loan.As from February 1, 2015, according to the amended standstill agreement, as described below.

In April 2014 we, the Company and the controlling shareholder agreed on an additional short-term loan for $1,000,000. This short term loan bears interest at the LIBOR rate +3.5%, and was to be repaid by December 31, 2014. As of April 29, 2015, the loan had not yet repaid.

As of April 29, 2015, we have not repaid part of the interest or any of the principal that was due, and as a result, we continued to incur default interest payments at the rate of 9%.

In order not to default on our loans’ obligations, we entered into standstill agreement with our lenders, according to which, except in extraordinary circumstances, no action will be taken to accelerate the loans or to exercise their rights prior to January 31, 2014.  On April 2014 the term of the forbearance period pursuant to the Standstill Agreement was extended to January 31, 2015.  On April 27, 2015,  following the approval of our shareholders, the standstill agreement was further amended and the forbearance period was extended to the earlier of (i) August 31, 2016 or (ii) 30 days after the closing of an offering resulting in the repayment of at least $7.5 million on account of the debt.

As of December 31, 2014, the debt owed to the lenders, consists of US$ 7,850,000 in principal and US$ 1,340,674 of unpaid interest owed to FCD and US$ 270,000 of principal and US$ 33,609 of unpaid interest owed to Mr. Gruber, or US$ 9,494,283 in total for both lenders.

Pursuant to the amendment to the standstill agreement. , the default interest payable, as of and after February 1, 2015 on all outstanding principal amounts of the debt owed to the two lenders is Libor + 9%.

In addition, our shareholders  approved an outline for the repayment of the debt owed to the two lenders. Pursuant to the outline, we intend to offer new ordinary shares in potential offering of approximately US$ 13 million. Under the negotiated terms, the lenders will have the right to participate in such offering on the same terms as the underwriter or placement agent will establish for such offering.

The net proceeds of such offering, if successful, will be used as follows: (i) the payment of an agreed amount of $100,000 to FCD on account of expenses incurred by FCD in the course of our negotiations, including the fees and expenses of its financial and legal advisers and for fees and expenses to be incurred in connection with the independent valuation of our company and negotiation and documentation of the restructuring process, or the FCD Expenses; (ii)  repayment of the accrued interest associated with the debt  owed to it (including withholding taxes), and thereafter the principal of the debt (pari passu to FCD and Mr. Gruber); and (iii) the remainder for working capital for our company.

In the event the lenders agree to participate in the offering to an extent that would result in the offering not being deemed to be a “public offering” under the federal securities laws, the Lenders will have the right to subscribe for the shares that were to be offered in the potential offering in a private placement, or the Private Placement. The net proceeds of such Private Placement will be used in the same manner as described above.

       In the event that by September 30, 2015 neither the offering or the Private Placement is completed, or if the net proceeds of the offering or the Private Placement are insufficient to repay the debt in full, the lenders will, on a pro rata basis be entitled to convert some or all of the remaining debt, at such time and from time to time into our ordinary shares, or the Conversion. The terms of the Conversion are as follows: (i) the minimum amount to be converted at any one time is US$300,000 of debt; (ii) the share issue price will be the lower of $1.00 or 15% below the preceding 7 days volume weighted average price; and (iii) any unconverted debt will continue to be subject to the terms of the extended standstill agreement. In addition, we will enter into a registration rights agreement with the lenders that will provide the lenders with the right to demand from us that we file a registration statement on Form F-3 at our expense and that we keep the registration statement continuously effective for such period as may be designated by the lenders until they may freely resell the shares covered by the registration statement.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Export Sales

Export sales constitute a significant portion of our sales. In 2014, we had approximately $17.5 million of export sales, constituting approximately 78% of our total sales. For further information regarding the allocation of our revenues by geographic region see Item 4 –“Information on the Company-Markets.”

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

B.           Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2014.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low
2010	$2.93	$1.81
2011	$4.48	$1.55
2012	$2.37	$0.95
2013	$2.26	$0.96
2014	$6.29	$1.26

Quarterly Stock Information

The following table sets forth for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

2013	High	Low
First Quarter .	$1.92	$1.05
Second Quarter	$1.52	$0.96
Third Quarter .	$1.60	$1.00
Fourth Quarter	$2.26	$1.33
2014	High	Low
First Quarter	$1.80	$1.26
Second Quarter	$1.73	$1.30
Third Quarter .	$6.29	$1.31
Fourth Quarter	$3.86	$1.80
2015	High	Low
First Quarter	$3.25	$1.55
Second Quarter( through April-27)	$2.94	$2.33

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
October 2014	$3.30	$1.80
November 2014	$3.70	$2.30
December 2014	$3.86	$2.28
January 2015	$2.66	$2.26
February 2015	$2.56	$2.28
March 2015	$3.25	$1.55

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

Rights Attached to Shares

Our authorized share capital consists of 30,000,000ordinary shares of a nominal value of NIS 0.015 each.  All outstanding ordinary shares are validly issued, fully paid and non-assessable.  The rights attached to the ordinary shares are as follows:

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

General Corporate Tax Rate

The Israeli corporate tax rate was 24% in 2011, 25% in 2012 and 25% in 2013 and 26.5% in 2014.  The corporate tax rate is expected to be at 26.5% in 2015 and thereafter.  In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.  Capital gains derived after January 1, 2003   ~~(~~the gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are subject to tax at a rate of 25%, and 26.5% in 2014 and onwards.

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

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 24% for a corporation in 2011, 25% in 2012 and 2013 and 26.5% in 2014 and thereafter) and a marginal tax rate of up to 45% for an individual in 2011, 48% in 2012 and 50% in 2013 and thereafter. In 2014, an additional tax liability of 2% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 811,560 ($208,681).

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

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders (as defined below) who hold ordinary shares as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended, (the “Code”) Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty (the “Treaty”), all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares.  This summary does not account for the specific circumstances of any particular investor, such as:

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

• investors that actually or constructively own 10% or more of our voting shares; and

• Investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging transaction or conversion transaction.

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

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation.  In addition, this summary does not include any discussion of state, local or foreign taxation.

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

Taxation of Dividends

Subject to certain limitations (including the discussion below under the heading "Passive Foreign Investment Companies"), the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See "-Disposition of Ordinary Shares" below for a discussion of the taxation of capital gains. Our dividends will not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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

Subject to certain limitations discussed below, "qualified dividend income" received by a non-corporate U.S. Holder will be subject to tax at a reduced maximum tax rate of 20%.  Distributions taxable as dividends paid on the ordinary shares should qualify for the 20% rate provided that either: (i) we are entitled to benefits under the Treaty or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable].  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from a passive foreign investment company, see discussion below, in respect of certain hedged positions, or in certain other situations.  The legislation enacting the reduced tax rate on qualified dividends contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amounts realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss (currently taxed at 20%) if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income.  Deduction of capital losses is subject to certain limitations under the Code.

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

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced tax rate on qualified dividend income, discussed above, you may be required to file IRS Form 8621 with your tax return, and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund," (by making a "QEF election”), or to "mark-to-market" your ordinary shares, as described below:,

•      the amount allocated to each year during which we are considered a PFIC, other than the year of the dividend payment or disposition, would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year, and

• the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year.

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

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax (currently at 28%).  Backup withholding will not apply, however, if you (i) are a corporation or fall within certain exempt categories, and demonstrate such fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file with their U.S. federal income tax return Form 8938, on which information about the assets. Taxpayers who fail to file the form when required are subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution or a U.S. branch of a non U.S. institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ordinary shares.

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

Interest Rate Risk

We currently do not invest in or otherwise hold, for trading or other purposes, any financial instruments subject to market risks.  We pay interest on our credit facilities, convertible notes and short-term loans based on Libor, for dollar-denominated loans, and Israeli prime or adjustment differences to the Israeli consumer price index, for some of our NIS-denominated loans.  As a result, changes in the general level of interest rates may affect the amount of interest payable by us under these facilities.  Accordingly, a 1% increase in the Libor rate would increase our financing expenses by approximately $51,200.

Foreign Currency Exchange Risk

The depreciation of the NIS against the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar).  As of December 31, 2014, we had liabilities payable in NIS which are not linked to the dollar in the amount of $3.8 million and cash and receivables in the amount of $1.6 million denominated in NIS.  Accordingly, 1% appreciation of the NIS against the dollar would increase our financing expenses by approximately $54,000.  A 1% depreciation of the NIS against the dollar would decrease our financing expenses by the same amount.  Neither a 10% increase nor decrease in current exchange rates would have a material effect on our consolidated financial statements.  However, the amount of liabilities payable and/or cash and receivables in NIS is likely to change from time to time.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2014, our internal control over financial reporting is effective.

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

	Year Ended December 31
Services Rendered:	2013	2014
Audit (1)	$99,000	$100,000
Other	5,000	5,000
Total (2)	$104,000	$94,000
___________
(1)
Include professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by our accountant in connection with statutory and regulatory filings or engagements.

(2)	No audit related, tax or other fees paid to our principal independent registered public accounting firm in 2013 and 2014.

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

Issuer Purchase of Equity Securities

Neither we, nor any "affiliated purchaser" of our company, has purchased any of our securities during 2014.

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

•
The requirements regarding the directors’ nominations process. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders. See Item 6C “Directors, Senior Management and Employees - Board Practices - Election of Directors.

•
The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Under Israeli law and practice, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and private placements. Under Israeli regulations, Israeli companies whose shares have been publicly offered only outside of Israel or are listed for trade only on an exchange outside of Israel, such as our company, are exempt from the Israeli law requirement to obtain shareholder approval for private placements of a 20% or more interest in the company. For the approvals and procedures required under Israeli law and practice for an issuance that will result in a change of control of the company and acquisitions of the stock or assets of another company, see Item 6C “Directors, Senior Management and Employee - Board Practices - Approval of Related Party Transactions Under Israeli Law - Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders” and Item 10B “Additional Information - Memorandum and Articles of Association - Provisions Restricting Change in Control of Our Company.”

•
Shareholder Approval.  We seek shareholder approval for all corporate action requiring such approval in accordance with the requirements of the Israeli Companies Law rather than under the requirements of the NASDAQ Listing Rules, including (but not limited to) the appointment or termination of auditors, appointment and dismissal of directors, approval of interested party acts and transactions requiring general meeting approval as discussed above and a merger.

•
Shareholder Approval.  We seek shareholder approval for all corporate action requiring such approval in accordance with the requirements of the Israeli Companies Law rather than under the requirements of the NASDAQ Listing Rules, including (but not limited to) the appointment or termination of auditors, appointment and dismissal of directors, approval of interested party acts, adoption of Stock Option Plans and any amendment thereto, and transactions requiring general meeting approval as discussed above and a merger.

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

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 2 Pal-Yam Blvd. Brosh Bldg. Haifa 3309502, Israel Tel: 972 (4)8654000 Fax: 972 (3)5633439 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

RADA ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of RADA Electronic Industries Ltd. ("the Company") and its subsidiary as of December 31, 2014 and 2013 and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiary as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Haifa, Israel	/s/Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
April 29, 2015	A Member of Ernst & Young Global

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2014	2013

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,786	$2,137
Restricted deposits	349	1,033
Trade receivables (net of allowance for doubtful accounts of $24 and $36 at December 31, 2014 and 2013)	3,455	4,890
Costs and estimated earnings in excess of billings on uncompleted contracts	2,657	2,031
Other accounts receivable and prepaid expenses	428	412
Inventories	6,651	6,798

Total current assets	15,326	17,301

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,394	1,133

PROPERTY, PLANT AND EQUIPMENT, NET	2,790	2,986

GOODWILL	587	587

Total assets	$20,097	$22,007

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2014	2013

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank credit	$1,589	$1,887
Trade payables	1,315	2,909
Convertible Note and Loans from shareholders, net	8,120	8,307
Other accounts payable and accrued expenses	4,267	4,350

Total current liabilities	15,291	17,453

LONG-TERM LIABILITIES:

Accrued severance pay and other long term liability	634	569

Total long-term liabilities	634	569

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares of NIS 0.015 par value each - Authorized: 16,333,333 shares at December 31, 2014 and 2013; Issued and outstanding: 8,988,396 and 8,918,647 shares at December 31, 2014 and December 31, 2013 respectively	119	119
Additional paid-in capital	70,884	70,884
Accumulated other comprehensive income	536	547
Accumulated deficit	(67,992)	(68,200)

Total RADA Electronic Industries shareholders' equity	3,547	3,350
Non-controlling interest	625	635

Total equity	4,172	3,985

Total liabilities and equity	$20,097	$22,007

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2014	2013	2012

Revenues:
Products	$20,927	$20,443	$20,073
Services	1,554	1,318	1,478

	22,481	21,761	21,551
Cost of revenues:
Products	15,124	16,487	15,453
Services	820	673	780

	15,944	17,160	16,233

Gross profit	6,537	4,601	5,318

Operating costs and expenses:
Research and development, net	789	1,459	2,423
Marketing and selling	2,392	1,959	1,664
General and administrative	1,901	1,919	2,137

Total operating costs and expenses	5,082	5,337	6,224

Operating income (loss)	1,455	(736)	(906)
Financial expenses, net	1,254	1,907	1,149

Net income (loss)	201	(2,643)	(2,055)

Less: Net loss attributable to non-controlling interest	7	8	4

Net income (loss) per share attributable to RADA Electronic Industries' shareholders:	208	(2,635)	(2,051)

Net income (loss) attributable to RADA Electronic Industries' shareholders

Basic and diluted net income (loss) per Ordinary share	$0.02	$(0.30)	$(0.23)

Weighted average number of Ordinary shares used for computing basic and diluted net income (loss) per share	8,944,803	8,918,647	8,918,647

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012

Net income (loss)	$201	$(2,643)	$(2,055)
Less: Net loss attributable to non-controlling interest	7	8	4
Net income (loss) attributable to RADA Electronic Industries' shareholders	$208	$(2,635)	$(2,051)

Other Comprehensive Income:
Change in foreign currency translation adjustment	$(14)	$99	$32
Less: other comprehensive income (loss) attributable to non-controlling interest	(3)	20	7
Other comprehensive income (loss) attributable to RADA Electronic Industries' shareholders	$(11)	$79	$25

Comprehensive income (loss)	$197	$(2,544)	$(2,023)
Less: comprehensive Income (loss) attributable to non-controlling interest	(10)	12	3
Comprehensive income (loss) attributable to RADA Electronic Industries' shareholders	$207	$(2,556)	$(2,026)

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of			Additional		Accumulated other		Non
	Ordinary	Share		paid-in		comprehensive	Accumulated	controlling	Total
	shares	capital		capital		income	deficit	interest	equity

Balance at January 1,2012	8,918,647	119		70,176		443	(63,514)	620	7,844
Issuance of warrants to shareholders				708					708
Other comprehensive income						25		7	32
Net loss							(2,051)	(4)	(2,055)

Balance at December 31, 2012	8,918,647	119		70,884		468	(65,565)	623	6,529
Other comprehensive income						79		20	99
Net loss							(2,635)	(8)	(2,643)

Balance at December 31, 2013	8,918,647	119		70,884		547	(68,200)	635	3,985
Other comprehensive income						(11)		(3)	(14)
Cashless Warrants exercise	69,749	(*	)	-(*	)				-
Net income (loss)							208	(7)	201

Balance at December 31, 2014	8,988,396	119		70,884		536	(67,992)	625	4,172

(*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012

Cash flows from operating activities:
Net income (loss)	$201	$(2,643)	$(2,055)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	690	752	897
Amortization of discount on convertible note and loans	43	489	516
Severance pay, net	(15)	50	19
Decrease in trade receivables, net	1,435	491	1,539
Decrease (increase) in other accounts receivable and prepaid expenses	13	484	(337)
Grants received from Chief Scientist's Office (OCS)	-	15	142
Increase in unbilled receivables	(599)	(236)	(943)
Decrease in inventories	111	449	325
Increase (decrease) in trade payables	(1,594)	981	(463)
Increase (decrease) in other accounts payable and accrued expenses	(163)	600	(392)

Net cash provided by (used in) operating activities	122	1,432	(752)

Cash flows from investing activities:

Purchase of property, plant and equipment	(328)	(370)	(688)
Increase (decrease) in deposits	2	3	(3)
Change in restricted deposits	392	282	472

Net cash provided by (used in) investing activities	66	(85)	(219)

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from financing activities:

Proceeds from- loans from shareholders, net of issuance expenses	1,000	850	3,998
Repayment of long term loan from shareholders	-	-	(2,229)
Short-term bank credit, net	(298)	(1,285)	(761)
Repayment of short term loan from shareholders	(1,230)	-	-

Net cash provided by (used in) financing activities from continuing operations	(528)	(435)	1,008

Effect of exchange rate changes on cash and cash equivalents	(11)	61	20

Increase (decrease) in cash and cash equivalents	(351)	973	57
Cash and cash equivalents at the beginning of the year	2,137	1,164	1,107

Cash and cash equivalents at the end of the year	$1,786	$2,137	$1,164

		Year ended December 31,
		2014	2013	2012
(b)	Supplemental disclosures of cash flow activities:

	Net cash paid during the year for:

	Income taxes	$35	$14	$84

	Interest	$57	$180	$304

(c)	Non-cash transactions

	Transfer of inventory to property, plant and equipment	$37	$25	$58

	Purchase of property, plant and equipment in credit	$144	$11	$31

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.
RADA Electronic Industries Ltd. ("the Company") is an Israel - based defense electronics contractor that specialize in the development, manufacture and sale of data recording and management systems (such as digital video and data recorders, ground debriefing stations, head-up display cameras), inertial navigation systems for air and land applications, avionics solutions (such as aircraft upgrades, avionics for unmanned aircraft vehicles, or UAVs, store management systems and interface computers) and land radar for defense forces and border protection applications (active protective systems for armored fighting vehicles, hostile fire detection and perimeter surveillance ). The Company also provides test and repair services using its CATS testers and test program sets for commercial aviation electronic systems mainly through its Chinese subsidiary.

The Company is organized and operates as one operating segment.

b.
As reflected in the consolidated financial statements as of December 31, 2014, the Company has an accumulated deficit of $67,992. Based on existing and anticipated orders in 2015 and the Company's current credit facilities, management believes that the anticipated cash flows from operations and liquidity resources will enable the Company to finance its operations at least through December 31, 2015.

On April 16, 2015 the Company's shareholders have approved an outline for the repayment of the Company's debts to its lenders. Pursuant to the outline, The Company intends to offer new Ordinary Shares in a registered public offering in order to raise up to approximately US$ 13 million (the "Offering").  In the event that by September 30, 2015 the Offering or the Private Placement is not completed, or if the net proceeds of the Offering or the Private Placement are insufficient to repay the debts in full, the lenders shall be entitled to convert some or all of the remaining debts.

The terms of the conversion were also agreed and are as follows: (i) the minimum amount to be converted at any one time is US$300,000 of Debt; (ii) the share issue price will be the lower of $1.00 or 15% below the preceding 7 days VWAP (volume weighted average price); and (iii) any unconverted debt will continue to be subject to the terms of the extended standstill agreement. See also Note 16.

On April 27, 2015, the standstill agreement was further amended and the termination of the forbearance period has been extended to the earlier of (i) August 31, 2016 or (ii) 30 days after the closing of the Offering resulting in the repayment of at least $7.5M on account of the Debt. Pursuant to such recent amendment, the default interest payable, as of and after February 1, 2015 on all outstanding principal amounts is Libor + 9% (see also Note 8).

c.
The Company operates a test and repair shop using its Automated Test Equipment ("ATE") products in Beijing, China through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS" or "subsidiary"). CACS was established with a Chinese third party, which owns the remaining 20% equity interest.

d.	Revenues from major customers accounted for 78%, 81% and 68% of total revenues for the years ended December 31, 2014, 2013 and 2012, respectively (see Note 15c).

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

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate, in the period in which the currency exchange rate changes.

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

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation Withholding tax expenses were reclassified from general and administrative to net financial expenses .This reclassification did not impact total assets, total liabilities, shareholders’ equity, and results of operations and cash flows.

e.	Cash equivalents:

All highly liquid investments that are readily convertible to cash and are not restricted as to withdrawal or use and the period to maturity of which did not exceed three months at time of deposit, are considered cash equivalents.

f.	Restricted deposit:

Restricted cash is invested in long term and short-term bank deposits (less than twelve months), which are mainly used as security for the Company's guarantees to customers. The deposits are in U.S. dollars and bear a variable interest of up to 1.5%.

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

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, plant and equipment"; whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2014, 2013 and 2012, no impairment losses have been identified.

j.	Goodwill

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, "Intangibles - Goodwill and other", goodwill acquired in a business combination should not be amortized. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. The Company determines its fair value according to the Company's market capitalization and the goodwill was tested for impairment by comparing the fair market value with its carrying amount. As of December 31, 2014, no impairment indicators have been identified. As a result, step two was not required.

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

The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The adoption of ASC 740-10 did not result in a change in the Company's accumulated deficit. The Company did not record any provision in connection with ASC 740-10 as of December 31, 2014 and 2013.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Severance pay:

The Company's agreements with most of its employees are in accordance with section 14 of the Severance Pay Law -1963, under which the Company's contributions for severance pay shall be instead of severance compensation. Upon release of the policy to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments will be made by the Company to the employee.

The Company's liability for severance pay for the employees that are not covered in section 14 is calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees as of the balance sheet date less monthly deposits for insurance policies and/or pension funds. Employees are entitled to one month's salary for each year of employment or a portion thereof.

The carrying value of deposited funds includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements.

Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2014, 2013 and 2012 amounted to $674, $483 and $562, respectively.

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

The following table presents the Company's assets (liabilities) measured at fair value on a recurring basis at December 31, 2014 and 2013:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$-	$46	$-	$46

Total	$-	$46	$-	$46

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$-	$216	$-	$216

Total	$-	$216	$-	$216

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

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Comprehensive income (loss) (Cont.):

The total accumulated other comprehensive income, net was as follows:

	December 31,
	2014	2013

Accumulated foreign currency translation differences	$536	$547

The following table summarizes the changes in accumulated balances of other comprehensive income, net of taxes for the year ended December 31, 2014:

	Accumulated foreign currency translation differences	Total
Balance as of December 31, 2013	$547	$547
Current period other comprehensive income (loss)	(11)	(11)

Balance as of December 31, 2014	$536	$536

q.	Warranty:

In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the liability from these warranties is not material as of December 31, 2014 and 2013.

r.	Revenue recognition:

The Company generates revenues mainly from the sale of products and from long-term fixed price contracts of defense electronics as follows: data recording and management systems, inertial navigation systems for air and land applications, avionics solutions, avionics for UAVs, and land radar for defense forces and border protection applications. In addition, the Company provides manufacturing, development and product support services.

The Company also generates revenues from repair services using its ATE mainly through CACS.

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

Revenues from long-term fixed price contracts which provide a substantial level of development efforts are recognized in accordance with ASC 605-35 ("Construction-Type and Production-Type contracts"), using contract accounting on a percentage of completion method in accordance with the "Input Method". The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. As of December 31, 2014 and 2013, the provision for estimated losses identified is $0 and $41, respectively.

Revenues from long-term fixed-price contracts that involve both development and production are recorded using the cost-to-cost method (development phase) and units-of-delivery method (production phase) as applicable to each phase of the contract, as the basis to measure progress toward completion

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit or loss are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

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

Basic net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year in accordance with ASC 260, "Earnings per share". For the years ended December 31,  2013 and 2012, all the outstanding options, convertible notes and warrants have been excluded from the computation of diluted net income (loss) per share, since their effect is anti-dilutive.

t.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on ASC 815, "Derivatives and hedging", as amended and related Interpretations. ASC 815 requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings (for cash flow hedge transactions) or recognized in other comprehensive income until the hedged item is recognized in earnings (for fair value hedge transactions).

The ineffective portion of a derivative's change in fair value is recognized in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included in earnings. Cash flows related to such hedges are classified as operating activities.

The Company enters into forward exchange contracts and option contracts in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS. Since the derivative instruments that the Company holds do not meet the definition of hedging instruments under ASC 815, any gain or loss derived from such instruments is recognized immediately as financial expenses, net.

As of December 31, 2014 and December 31, 2013, the fair value of the outstanding forward contracts is $216 which was recorded in other accruals against financial expenses and $46 which was recorded in other receivables against financial income, respectively.

u.
Recently Issued Accounting Standards

In May 2014, FASB issued comprehensive new revenue recognition guidance, (ASU 2014-09 - Revenue from Contracts with Customers (Topic 606) effectively replacing all current guidance on the topic. Given the significance of this pronouncement, the Company is currently in the process of reviewing the new standard and its potential impact on the Company. The new guidance is effective for the Company's consolidated financial statements beginning on January 1, 2017. The effects of the new guidance on the Company's statements of the financial position, results of operations and cash flows are still being assessed.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	CONTRACTS IN PROGRESS

Amounts included in the consolidated financial statements, which relate to unbilled receivables are classified as current assets. Summarized below are the components of the amounts:

Costs and estimated earnings in excess of billings on uncompleted contracts:

	December 31,
	2014	2013

Costs incurred on uncompleted contracts, net (*)	$18,417	$35,032
Estimated earnings	8,544	5,221

	26,961	40,253

Less - billings and progress payments	23,287	37,205

Costs and estimated earnings in excess of billings on uncompleted contracts	3,674	3,048

Less: Long-term portion	(1,017)	(1,017)

Costs and estimated earnings in excess of billings on uncompleted contracts - Current portion	$2,657	$2,031

(*)	Net of OCS grants in the amount of $0 and $15 as of December 31, 2014 and 2013, respectively (see Note 10b).

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2014	2013

Prepaid expenses	$279	$250
Government institutions	53	79
Derivative instruments	-	46
Advance payment to vendors	96	37

	$428	$412

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	INVENTORIES

	December 31,
	2014	2013

Raw materials	$2,891	$3,833
Work in progress	2,394	2,157
Finished goods	1,366	808

	$6,651	$6,798

Write-offs of inventories for the years ended December 31, 2014, 2013 and 2012 amounted to $138, $313 and $72, respectively. The write-offs were due to slow-moving items and excess inventories and were recorded in cost of revenues.

NOTE 6:-       LONG TERM RECEIVABLES AND DEPOSITS

	December 31,
	2014	2013

Costs and estimated earnings in excess of billings on uncompleted contracts (see Note 3)	$1,017	$1,017
Restricted deposits	330	38
Leasing deposits	47	78

	$1,394	$1,133

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2014	2013
Cost:

Factory building	$1,989	$1,989
Other buildings	1,366	1,371
Machinery and equipment (*)	9,530	9,095
Office furniture and equipment	435	411
Leasehold improvements	231	209

	13,551	13,075
Accumulated depreciation:

Factory building	1,898	1,821
Other buildings	726	674
Machinery and equipment (*)	7,693	7,173
Office furniture and equipment	332	311
Leasehold improvements	112	110

	10,761	10,089

Depreciated cost	$2,790	$2,986

(*)
Write-offs of machinery and equipment (cost and accumulated depreciation) for the years ended December 31, 2014, 2013 and 2012 amounted to $0, $333 and $3,502, respectively. The write-offs are due to fully depreciated assets that are no longer in use.

Depreciation expense amounted to $690, $752 and $742 for the years ended December 31, 2014, 2013 and 2012, respectively.

As for charges, see Note 10e.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	BANK CREDIT AND LOANS

Current maturities

	December 31,
	2014	2013

Loan in U.S. dollars from shareholders (2,3,4,5)	$5,120	$5,307
Convertible note from controlling shareholder, net (1)	3,000	3,000
Bank credit (8)	1,589	1,887

	$9,709	$10,194

1.
In December 2007, the Company issued a convertible note in the amount of $3,000 to its controlling shareholder, and warrants to purchase up to an aggregate of 1,578,947 ordinary shares at an exercise price of $2.38 per share for a term of five years. The principal was due on December 2010. During October 2010, the maturity date of the convertible note was extended to October 2012 and the expiration date of the warrants was extended to October 2014. The convertible note bears interest at a rate of six-month LIBOR + 3.5% which was 3.96% at December 31, 2010 and it is convertible into Ordinary shares at a conversion price of $2.09 per share. The transaction was accounted for as a modification of debt accordance with ASC 470-50, "Debt". As a result, the Company recorded a discount on the convertible note of $451. Due to the modification, the discount was amortized over the term of the extended note using the interest method.

As of December 31, 2014, the company did not repay the convertible note principal of $3,000. From January 2013 the loan bears default increased interest rate of LIBOR+7.5% (see also section 7 below).

2.
In July 2008, the Company entered into a $1,500 loan agreement with its controlling shareholder. The loan bears interest of LIBOR+3% payable at the beginning of every quarter. During September 2012 an amendment to the finance agreement was signed, according to which, the controlling shareholder agreed to lend to the company $1,148 in addition to the then remaining unpaid loan amount of $352, to support the development efforts. The loan bears interest of LIBOR+3% which was to be payable in two equal installments of $750 each, in December 2012 and February 2013. During March 2013 $350 out of the open balance due was repaid.  In August 2013 the Company and the controlling shareholder amended the loan agreement whereby an additional amount of $350 was provided to the Company to be repaid on December 31, 2013, and the remaining $1,150 to be repaid according to a standstill agreement (see also section 7 below). The Company repaid the $350 in February 2014.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	BANK CREDIT AND LOANS (Cont.)

3.
In February 2012, in order to finance future operations, the Company entered into a $3,000 loan agreement with an entity affiliated with its controlling shareholder and another shareholder. The controlling shareholder provided $2,700 and the other shareholder provided $300. Of such amount, $1,700 was used to repay in full an outstanding amount due. The loan bears interest at the rate of the greater of three months LIBOR+5% per annum, or 7% per annum. During March 2014 $30 was repaid to the other shareholder. As of December 31, 2014, the principal of the loan is $2,970. Interest is payable quarterly in arrears. The principal of the loan should have been repaid on February 28, 2014.

The loan provided by the controlling shareholder is secured by a floating charge over all of the Company's assets that are subordinated to the specific and floating charges over the Company's assets that were granted to certain banks and financing institutes.

According to the standstill agreement the principle amounts bears additional default interest rate of 5% (see also section 7 below).

As part of this loan agreement, the Company issued 1,200,000 warrants at an exercise price of $2.5 per share exercisable for a term of three years. In September 2014, 120,000 warrants were exercised (see Note 11(c)). The transaction was accounted for as a Debt Instruments with Detachable Warrants in accordance with ASC 470-20. The total amount of discount on the loan as a result of the allocated proceeds attributable to the warrants feature amounting to $708, is amortized over the term of the loan using the effective interest method pursuant to ASC 835.

4.
In August 2013, the Company and the controlling shareholder agreed on an additional short-term loan in the amount of up to $1,000 (the "Loan"). The Loan bears an interest rate of LIBOR+3.5%, to be repaid by the Company by December 31, 2013. In September 2013, the controlling shareholder provided us with $850 under the loan. In February 2014, the Company repaid the $850 provided under this Loan.

5.
In April 2014 the Company and the controlling shareholder agreed on an additional short term loan in the amount of up to $1,000. The loan bears an interest rate of LIBOR+3.5%, to be repaid by the Company by December 31, 2014.

6.	As of December 31, 2014, the principle loans amounts to a total of $8,120 and were not yet repaid. Therefore, the loans were classified as a short term loans.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	BANK CREDIT AND LOANS (Cont.)

7.
In February 2013, the Company entered into a "standstill agreement" with its controlling shareholder and another shareholder ("the parties"), according to which those shareholders will not take any action, or otherwise exercise their rights, with respect to the collection of loans at least until January 31, 2014. According to the agreement, all remaining balances of unpaid loans bears additional default interest rate as originally agreed in the loan agreements.

In April 2014, the agreement was extended in a year to January 31, 2015.

On April 27, 2015, a second amendment was approved by the parties as follows: the termination of the forbearance period has been extended to the earlier of (i) August 31, 2016 or (ii) 30 days after the closing of the Offering resulting in the repayment of at least $7.5M on account of the debts (see also Note 16). Pursuant to such recent amendment, the default interest payable, as of and after February 1, 2015 on all outstanding principal amounts is Libor + 9%.

8.
The Company has an annual line of bank credit of $1,000 out of which $930 was fully utilized as of December 31, 2014, and a line of credit for guarantees of approximately $1,134, out of which $479 was utilized as of December 31, 2014. In addition, the Company may secure borrowing with one of its banks against specific accounts receivables up to $2,250. As of December 31, 2014, the Company secured borrowings against specific accounts receivables in the amount of $659 (see also Note 10f).

The annual average interest rate on the lines of credit is 3.023% at December 31, 2014.

The guarantees are secured by a first priority floating charge on all of the Company's assets and by a fixed charge on goodwill (intangible assets), unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of loss).

The agreements with the Banks prohibit the Company from: (i) selling or otherwise transferring any assets except in the ordinary course of business, (ii) placing a lien on the Company's assets without the Bank's consent, or (iii) declaring dividend to its shareholders.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2014	2013

Payroll and related accruals	$1,476	$1,895
Accrued expenses - subcontractors	1,433	1,053
Accrued expenses	486	607
Accrued commissions	-	434
Tax authorities	602	361
Derivatives Instruments	216	-
Others	54	-

	$4,267	$4,350

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	As of December 31, 2014, the Company was not a party to any legal proceedings.

b.
The Company's research and development efforts have been partially financed through royalty-bearing programs sponsored by the OCS. In return for the OCS's participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the OCS, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $1.5M as of December 31, 2014. The total amount of royalties charged to operations for the years ended December 31, 2014, 2013 and 2012 was approximately $18, $12 and $6, respectively. As of December 31, 2014, the company received total grants from the OCS in the amount of $5,545.

Research and development grants received from the OCS, amounted to $0, $15 and $142 in the years ended December 31, 2014, 2013 and 2012, respectively.

c.
Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and Development Fund ("BIRD") Foundation. The Company is committed to pay royalties to the BIRD Foundation at a rate of 5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation.

The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $2,066 as of December 31, 2014. Since the company had stated to BIRD that no revenues were generated from the funded projects, the foundation had agreed no royalties is due until future revenues, if any. No royalties were charged to operations for the years ended December 31, 2014, 2013 and 2012

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-    COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	The Company's offices in Netanya, Israel are rented under a non-cancelable operating lease expiring January 31, 2018. In addition, the Company's motor vehicles are rented under operating leases.

Annual minimum future rental commitments under these leases, at exchange rates in effect on December 31, 2014, are approximately as follows:

2015	$549
2016	495
2017	412
2018	28

$1,484

Lease expense for the years ended December 31, 2014, 2013 and 2012 was $754, $747 and $791, respectively.

e.
Floating charges have been recorded on all of the Company's assets and specific charges have been recorded on certain assets in respect of the Company's liabilities to its banks and other creditors, including its shareholders.

f.
The Company provides bank guarantees to its customers and others in the ordinary course of business. The guarantees which are provided to customers are to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers and others as of December 31, 2014 is approximately $479.

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company. (see also note 16).

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

The exercise price of an option granted to an employee may not be less than 60% of the fair market value of the Ordinary shares on the date of grant of the option. The exercise price of an option granted to a non-employee director or consultant may not be less than 80% of the fair market value of the Ordinary shares on the date of grant of the option. Any options that are cancelled or forfeited before expiration become available for future grants. On December 31, 2014 and 2013, all outstanding options from prior years have been expired due to the plan expiry.

c.	Warrants:

During February 2012, pursuant to 2012 loan agreement (Note 8(3)) the Company issued warrants to purchase 1,200,000 Ordinary shares at an exercise price of $2.5 per share for a term of three years.

The fair value of the warrants was based on the Black-Scholes-Merton option-pricing model, assuming a stock price of $2.04, a risk free interest of 0.41%, a volatility factor of 52.5%, dividend yield of 0% and contractual life of three years.

During September 2014, 120,000 warrants were exercised to 69,749 Ordinary shares on a cashless basis as agreed in the warrants agreement. All other 1,080,000 warrants were expired on February 2015 due to the end of their contractual life.

NOTE 12:-	TAXES ON INCOME

a.	The Israeli corporate tax rate was 25% in 2012 and 2013 and 26.5% in 2014.

On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 ("the Budget Law"), which consists, among others, of fiscal changes whose main aim is to enhance the collection of taxes in those years.

These changes include, among others, increasing the corporate tax rate from 25% to 26.5% and cancelling the reduction in the tax rates applicable to privileged enterprises (9% in development area A and 16% elsewhere).

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

c.
As of December 31, 2014, the net operating tax loss carryforward relating to the Company in Israel amounted to approximately $ 61.8 million, including a carryforward capital loss amounting to approximately $ 3.4 million. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

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

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2014	2013

Net operating loss carry forward	$16,389	$16,926
Allowance and reserve	346	351

Total deferred tax assets before valuation allowance	16,735	17,277
Valuation allowance	(16,735)	(17,277)

Net deferred tax assets	$-	$-

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

As of December 31, 2014 and December 31, 2013, the Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carry forward and other temporary differences, since it has a history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

The Company account for its income tax uncertainties in accordance with FASB ASC No. 740 which clarifies the accounting for uncertainties in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

As of December 31, 2014 and 2013, there were no unrecognized tax benefits that if recognized would affect the annual effective tax rate.

NOTE 13:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2014	2013	2012

Income:

Foreign currency exchange differences	$208	$15	$166
Interest on cash equivalents and restricted deposits	5	12	18
Others	-	-	31

	(213)	(27)	(215)
Expenses:

Interest on convertible note and loans from shareholders	708	729	376
Withholding taxes of Interest to convertible note and loans from shareholders	294	205	106
Amortization of discount on a convertible note and loans from shareholders	43	489	516
Foreign currency exchange differences	271	135	60
Interest on loans from banks and other credit balances	7	84	26
Bank commissions and others	144	292	280

	1,467	1,934	1,364

Financial Expenses, net	$1,254	$1,907	$1,149

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	RELATED PARTY BALANCE AND TRANSACTIONS

For the year ended December 31, 2014, the Company incurred $473 in respect of interest on loans received from its shareholders.

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

b.	Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Year ended December 31,
	2014	2013	2012

Israel	$5,005	$4,267	$5,329
Asia	6,604	5,466	4,594
North America	8,072	5,091	2,370
Latin America	2,731	6,798	8,943
Europe	69	139	315

Total	$22,481	$21,761	$21,551

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.	Major customers:

Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues are as follows:

	Year ended December 31,
	2014	2013	2012
	%

Customer A	5	1	5
Customer B	10	12	11
Customer C	-	11	9
Customer D	16	20	32
Customer E	2	2	11
Customer F	22	17	6
Customer G	13	17	5
Customer H	10	-	-

d.	Long-lived assets by geographic areas:

	December 31,
	2014	2013

Israel	$2,820	$2,930
China	557	644

	$3,377	$3,574

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	SUBSEQUENT EVENTS:

On April 16, 2015, the Company's shareholders have approved the following:

a.
The increase of the Company's authorized share capital by NIS 200,000, such that following the increase, the authorized share capital shall equal NIS 450,000 divided into 30,000,000 ordinary shares, par value NIS 0.015 each, and

b.
An outline for the repayment of the Company's debts to its shareholders, pursuant to which the Company will offer new Ordinary Shares in a registered public Offering in order to raise up to approximately US$ 13 million:

1.	The lenders will have the right to participate in the Offering on the same terms as the underwriter or placement agent for the Offering will establish.

2.
In the event that by September 30, 2015 the Offering is not completed, or if the net proceeds of the Offering are insufficient to repay the debts in full, the lenders shall be entitled to convert some or all of the remaining debt into the Company's ordinary shares. The terms of the Conversion were also agreed and are as follows: (i) the minimum amount to be converted at any one time is US$300,000 of Debt; (ii) the share issue price will be the lower of $1.00 or 15% below the preceding 7 days VWAP; and (iii) any unconverted debt will continue to be subject to the terms of the extended standstill agreement.

c.
Following the approval of the Company's shareholders, the standstill agreement was further amended and the termination of the forbearance period has been extended as further details in Note 8, section 7 above.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADA ELECTRONIC INDUSTRIES LTD.

By:	/s/ Zvi Alon
Name: Zvi Alon
Title: Chief Executive Officer

Dated:  April 29, 2015