Form 20-F
period 2015-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2016-05-16
CIK 761238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Ordinary Shares, par value NIS 0.015 per share…15,898,965
(As of December 31, 2015)

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

A.           Selected Financial Data
We derived the following consolidated statements of operations data for the years ended December 31, 2013, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 from our audited consolidated financial statements included elsewhere in this annual report.  We derived the consolidated statements of operations data for the years ended December 31, 2011 and 2012, and the consolidated balance sheet data as of December 31, 2011, 2012 and 2013 from our audited consolidated financial statements that are not included in this annual report.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(U.S. dollars in thousands, except share and per share data)
Revenues	$19,405	$21,551	$21,761	$22,481	$14,864
Cost of revenues	13,800	16,233	17,160	15,944	12,291
Gross profit	5,605	5,318	4,601	6,537	2,573
Research and development, net	2,543	2,423	1,459	789	693
Marketing and selling	2,106	1,664	1,959	2,392	2,358
General and administrative	1,944	2,137	1,919	1,901	1,858
Goodwill impairment	-	-	-	-	587
Operating income (loss)	(988)	(906)	(736)	1,455	(2,923)
Financial expense, net	531	1,149	1,907	1,254	3,574
Net income (loss)	(1,519)	(2,055)	(2,643)	201	(6,497)
Net (income) loss attributable to non-controlling interest	(7)	4	8	7	36
Net income (loss) attributable to RADA Electronic Industries' shareholders	(1,526)	(2,051)	(2,635)	208	(6,461)
Basic and diluted net income (loss) per Ordinary share attributable for RADA Electronic Industries' shareholders	$(0.17)	$(0.23)	$(0.30)	$0.02	$(0.54)
Weighted average number of shares used to compute basic and diluted net income (loss) per share	8,919	8,919	8,919	8,945	11,904

	As of December 31,
	2011	2012	2013	2014	2015
	(U.S. dollars in thousands)
BALANCE SHEET DATA:
Working capital (deficiency)	$2,954	$1,977	$(152)	$35	$6,522
Total assets	24,190	22,886	22,007	20,097	18,576
Short-term credits and current maturities of long-term loans	6,338	7,140	7,194	6,709	-
Convertible note - short term	2,810	3,000	3,000	3,000	3,090
Long-term shareholders loans, net of current maturities	176	-	-	-	-
Shareholders' equity	7,224	5,906	3,350	3,547	8,507

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

We incurred operating losses in 2013 and 2015 and may not be able to achieve or sustain profitable operations in the future or generate positive cash flows from operations.  As of December 31, 2015, our accumulated deficit was $74 million.  To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing.  Such financing may not be available, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.

We will need to raise additional capital in the future, which may not be available to us; we have entered into a standstill agreement with our controlling shareholder and other shareholders after not repaying fully and timely the interest and principal due on loans provided to us.

As a consequence of our need to invest in research and development, we incurred significant bank debt and sold equity and debt securities in private placements to fund our operating requirements.  Our controlling shareholder and other shareholders  provided us with loans, the principal amount of which as of December 31, 2015 totaled $3.1 million. These loans  are secured by second degree liens over all of our properties.  We have not timely and fully repaid the principal and interest due on a portion of such shareholders’ loans and therefore such loans are subject to acceleration upon the demand of the lenders.  However, we reached a standstill agreement with the lenders, or the Standstill Agreement, according to which, except under extraordinary circumstances, they will not take any action to accelerate the loans.  The forbearance period created under the Standstill Agreement expired on January 31 2015. Following shareholder approval, we entered into amendments to the Standstill Agreement dated April 27, 2015 and June 2, 2015, according to which, the forbearance period was extended to August 31, 2016.

On July 30, 2015, we completed a public offering of 6,910,569 ordinary shares, offered at a price to the public of $1.23 per share. We received gross proceeds of $8,500,000 before deducting underwriting discounts and commissions and other offering expenses issuance costs amounted to approximately $1,070,000.

In order to repay our existing debt prior to the end of the standstill period of the Standstill Agreement, we intend to offer new ordinary shares in a proposed offering that will substantially dilute the holdings of our shareholders.

In order to repay the remaining debt subject to the Standstill Agreement, we entered into an investment transaction with a new investor, DBSI Investments Ltd., or DBSI, according to which we agreed to issue 17,021,277 ordinary shares, in consideration for the aggregate amount of approximately $4,000,000 reflecting a price per each share of $0.235, or the Initial Investment. We will also issue to DBSI, without additional consideration, warrants to purchase: (i) 8,510,638 additional ordinary shares at an exercise price per share of $0.235 (resulting in an aggregate exercise price of $2,000,000) exercisable for a period of 24 months following the date of the Initial Investment; and (ii) warrants to purchase an additional 7,272,727 ordinary shares at an exercise price per share of $0.275 (resulting in an aggregate exercise price of $2,000,000) exercisable for a period of 48 months following the date of the Initial Investment.

In addition, as part of the investment transaction, DBSI has agreed to grant the Company an option, exercisable in the discretion of either DBSI or the Company, to obtain a loan from the Investor in the principal amount of up to $3,175,000 which may be used solely for the purpose of the repayment of the outstanding convertible loan and accrued interest to existing shareholders due on August 31, 2016.

During the term of the loan, DBSI will have the right, but not the obligation, at its sole discretion, to convert the then remaining convertible loan amount into ordinary shares at a price per share equal to the lower of: (i) $1.20, or (ii) a five percent (5%) discount to the FMV (the average of the closing prices of the Company's Ordinary Shares over the 5 consecutive trading days ending on the last trading day prior to the date of conversion), but in no event less  than US$ 0.235. These additional issuances would substantially dilute the ownership interests and voting rights of our shareholders.

Competition in the market for defense electronics is intense.  Our products may not achieve market acceptance which could adversely affect our business, financial condition and results of operations.

The market for our products is highly competitive and we may not be able to compete effectively in our market.  Our principal competitors in the defense electronics market include Elbit Systems Ltd., United Technologies Aerospace Systems, Honeywell International Inc., Israel Aerospace Industries Ltd., or IAI, Northrop Grumman Corporation, Sagem Avionics LLC, Thales Group, Zodiac Aerospace Group and SRC Inc.  We expect to continue to face competition from these and other competitors.  Most of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do.  These competitors are able to achieve greater economies of scale and may be less vulnerable to price competition than us.  We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors.  Failure to do so could adversely affect our business, financial condition and results of operations.

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

We have developed two radar hardware platforms for use in combat vehicles and short-range protection applications and in defense forces and border protection applications. In December 2014, we announced the first significant order for this product family, a $4.5 million order from the Israel Ministry of Defense. To date, we have not received any large orders from other customers. In March 2015 we announced that we entered into a contract with Lockheed Martin, which selected our multi-mission hemispheric radar product to support internally funded high energy laser weapon system prototype testing, and that we had entered into an agreement with DRS Technologies, under which they agreed to sell, produce, and support, our tactical radars as part of its tactical radar portfolio. We have not yet received any orders from DRS Technologies with respect to the sale of our radars to third parties and there can be no assurance that we will ever receive any such orders.

Reductions in defense budgets worldwide may cause a reduction in our revenues, which would adversely affect our business, operating results and financial condition.

The vast majority of our revenues are derived from the sale of products with military applications.  These revenues totaled approximately $14.1 million, or 95% of our revenues, in 2015, $21.6 million, or 96% of our revenues, in 2014 and $20.3 million, or 93% of our revenues, in 2013.  The defense budgets of a number of countries may be reduced in the future.  Declines in defense budgets may result in reduced demand for our products and manufacturing services.  This would result in reduction in our core business' revenues and adversely affect our business, results of operations and financial condition.

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

A significant portion of our revenues is derived from a small number of customers. During the years ended December 31, 2015 and 2014, 51% and 61% of our revenues, respectively, were attributable to four customers. We anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers.  No assurances can be given that our customers will continue to purchase our products, that we will be successful in any bid for new contracts to provide such products, or that if we are grantedsubsequent orders, that such orders would be of a scope comparable to the sales that we have experienced to date. If our principal customers do not continue to purchase products from us at current levels or if we do not retain such customers and we are not able to derive sufficient revenues from sales to new customers to compensate for their loss, our revenues would be reduced and adversely affect our business, cash flows, financial condition and results of operations.

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

We are a global aviation and defense company with worldwide operations. Although 65% of our sales are in Israel and North America, we expect to derive an increasing portion of our sales and future growth from other regions such as Latin America, India and Central and Eastern Europe, which may be more susceptible to political or economic instability. In addition, in many less-developed markets, we rely heavily on third-party distributors and other agents for the marketing and distribution of our products and capabilities. Many of these distributors do not have internal compliance resources comparable to ours. Business activities in many of these markets have historically been more susceptible to corruption. If our efforts to screen third-party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, which may adversely affect our reputation and our business, financial condition or results of operations.

Exports accounted for 59% of our sales in 2015, 78% of our sales in 2014 and  81% of our sales in 2013.    Our reliance on export sales subjects us to many risks inherent in engaging in international business, including:

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

As of May 15, 2016, Mr. Howard Yeung and an affiliate beneficially owned 3,572,019 outstanding ordinary shares and 9,169,213 ordinary shares issuable upon the conversion of a loan provided by an entity owned by him. Mr. Yeung owned approximately 22% of our outstanding shares as of May 15, 2016. Following the pending investment by DBSI, which was approved by our shareholders on May 15, 2016, DBSI will own 17,021,277 of our ordinary shares, or 52% of our outstanding shares, as of the closing of the Initial Investment which is expected to take place by the end of May, 2016.  For as long as DBSI, or any shareholder, has a controlling interest in our company, it will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, as long as DBSI has a controlling interest in our company, it will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, including the power to elect all of the members of our board of directors (except external directors, within the meaning of Israeli law), or prevent an acquisition or any other change in control of us.  Because the interests of our controlling shareholders may differ from the interests of our other shareholders, actions taken by it with respect to us may not be favorable to our other shareholders.

If we fail to maintain compliance with NASDAQ’s continued listing requirements, our shares may be delisted from the NASDAQ Capital Market.

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “RADA.”  To continue to be listed on the NASDAQ Capital Market, we need to satisfy a number of conditions, including minimum shareholders’ equity of at least $2.5 million and a minimum closing bid price per share of $1.00 for 30 consecutive business days.  On October 1, 2015 Rada received notification from NASDAQ for not maintaining a minimum bid price of US$1.00 per share for 30 consecutive business days (Listing Rule 5550(a) (2)). We were given 180 calendar days, or until March 29, 2016, to regain compliance. On March 30, 2016, we received notification from NASDAQ that we are eligible for an additional 180 calendar days to regain compliance. We were granted the extension because we met the continued listing requirements for the market value of publicly held shares and all other initial listing standards for NASDAQ Capital Market (rule 5505 – Capital Market criteria), except for the bid price requirement and because we have provided written notice of our intention to cure the minimum bid price deficiency during the second compliance period by effecting a reverse stock split, if necessary. To regain compliance, our shares must close at US$1.00 per share or more for a minimum of ten (10) consecutive business days. If we are not deemed in compliance before the expiration of the additional 180 day compliance period, we may be delisted from NASDAQ, and trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

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

We may in the future be classified as a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average quarterly value of our assets for the taxable year produce or are held for the production of passive income.  Based on certain estimates of our gross income and gross assets and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2015. There can be no assurance that we will not be considered a PFIC for any future taxable year. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.  U.S. residents should carefully read Item 10E. “Additional Information - Taxation - United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

We have developed various radar hardware platforms: the compact hemispheric radar, or CHR, which is tailored for use in combat vehicles and short-range protection applications; and a family of multi-mission hemispheric radars, or MHRs, which are tailored for use in force and border protection applications. We offer today the portable MHR, or pMHR, the enhanced MHR, or eMHR, and the improved and enhanced MHR, or ieMHR; all share the same basic characteristics, but differ in range, size, weight, and price. For each radar platform we implement several operational missions by changing the radar operational parameters.

The current operational missions of the CHR are the following:

▪
The RPS-10 radar sensors for active protection systems, or APS, detect all relevant threats that may be fired at combat vehicles, including RPGs, anti-tank guided missiles (ATGMs) and projectiles and provide 360° hemispheric coverage. The system delivers threat data to the APS, enabling it to neutralize threats.

▪
The RPS-12 short-range hemispheric air surveillance radar system can detect, classify and track aerial vehicles at ranges of up to 10km, with emphasis on small UAVs. Mobile or stationary, the system can be integrated with any C4I system and other radars and sensors, and can operate either as a stand-alone, or as part of a large-scale surveillance system.

▪
The RPS-14 radar system for perimeter and border protection can detect, identify, and track aerial and surface intruders including slow and small aircraft, vehicles, vessels, and pedestrians at tactical ranges. The RPS-14 can operate either as a stand-alone, or as part of a large-scale surveillance system.

▪
The RPS-15 comprehensive hostile fire management system for combat vehicle detects, tracks, classifies~~,~~ and locates direct and elevated threats fired at combat vehicles, allowing the mobile force to successfully complete its mission while operating in a hostile environment.

The current operational missions of the MHR family of radar platforms are the following:

▪
The RPS-40/70/80 hostile fire detection radar systems detect, track, classify and locate direct and elevated threats fired at stationary or mobile forces. They compute the Point-Of-Origin (POO) and Point-Of-Impact (POI) of the threats, which may be rockets, artillery, mortars, ATGMs, RPGs, and more other threats. The systems can be integrated with any protection and Command, Control, Communications, Computers and Intelligence (C4I) system and be installed at stationary bases and posts, or onboard fighting vehicles.

▪
The RPS-42/72/82 tactical hemispheric air surveillance radar systems can detect, classify and track all types of aerial vehicles, including fighters, helicopters, UAVs, transport aircraft, etc. at tactical ranges. Mobile or stationary, the systems can be integrated with any C4I system and other radars and sensors, and can operate either as a stand-alone, or as part of a large-scale surveillance system.

▪
The RHS-44/74/84 radar systems for border protection can detect, identify, and track aerial and surface border intruders including slow and small aircraft, vehicles, vessels, and pedestrians at tactical ranges. The systems can operate either as a stand-alone, or as part of a large-scale surveillance system.

Among our customers for radar systems are leading defense forces and industries worldwide, including the Israeli MOD, Lockheed Martin, DRS, the U.S. Navy, Elettronica S.p.A and additional air defense integrators. Some of our customers have purchased a small number of our radars for evaluation and integration in their air defense and/or other systems. These may turn into larger production orders if  the evaluation is successful and such systems begin full rate production.

Support of Legacy Products

We support our customers that use our commercial aviation test stations by providing ongoing maintenance and repair services through product support agreements.

Business Development, Sales and Marketing

Strategy

Our business development strategy is based on the following principles:

•	Maintaining our business focus on electronic systems for the military and para-military markets;

•	Expanding our product offerings by adding new applications to our existing product lines and by adapting our products to land systems;

•	Expanding our customer base by including our products in solutions and integrated systems for airborne and land vehicles;

•	Expanding our global presence by engaging business development consultants and service providers in all of the countries and territories to which our products are applicable;

•	Establishing sales channels with system integrators and major manufacturers such as Embraer, HAL, Lockheed Martin, Boeing, IMI, IAI, Rafael, DRS and others; and

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

Business Development and Marketing

Our executive chairman, Maj. Gen. (Ret.) Herzle Bodinger, our chief executive officer, Mr. Zvi Alon, and our chief business development officer, Mr. Dov Sella, lead our business development and marketing efforts.  We currently employ six additional professionals in the marketing and sales of our products, three of them part-time.  Our chief technology officer and our engineering department support our marketing and sales efforts with respect to proposal preparations and products demonstrations.  In addition, we have business development consultants in Israel, Europe, South America and Asia who receive fees for sales generated by them, and two part-time consultants who assist us in the development of the North American market.

The Israeli Ministry of Defense has historically supported, and continues to support, our marketing efforts through its defense export assistance branch and through various projects for the IDF and its related divisions.   There is no guarantee that this type of assistance will be available to us in the future.

We take part and present our tactical radars at the major land systems exhibitions on a regular basis, such as the Association of the United States Army (AUSA) Annual Meeting in Washington, D.C., Eurosatory in Paris, DSEI in London, and in regional exhibitions such as LAAD in Brazil, Seoul Aerospace & Defense, DefExpo in India and others.

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

Principal Customers

Generally, we complete a few major transactions each year, each in an amount comprising more than 10% of our revenues for such year.  As a result, each year a significant portion of our revenues is derived from a small number of customers.  The following table sets forth our principal customers in 2013, 2014 and 2015:

	Percentage of Revenues
	2013	2014	2015
Embraer S.A.	20%	16%	9%
Lockheed Martin Corporation	17%	13%	7%
Hindustan Aeronautics Ltd	17%	22%	12%
Israel Aerospace Industries	12%	10%	23%
A Latin America Customer	11%	-	-

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

Geographical Markets

We sell our products to various air forces and companies worldwide.  The following table presents our revenues by geographical markets for the periods indicated:

	2013	2014	2015
Israel	20%	22%	41%
South and Latin America	31%	12%	11%
Asia	25%	30%	23%
North America	23%	36%	24%
Europe	1%	0%	1%

Competition

The markets for our products are highly competitive.  Our principal competitors in the defense electronics market include Elbit Systems Ltd., United Technologies Aerospace Systems, Honeywell International Inc., IAI, Northrop Grumman Corporation, Sagem Avionics LLC., Thales Group, Zodiac Aerospace Group and SRC Inc.  We expect to continue to face competition from these and other competitors.  Most of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do.  These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us.  We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors.  Failure to do so could adversely affect our business, financial condition and results of operations.

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

Our executive offices and research and development facilities are located in a 17,782 square feet office facility in Netanya, Israel.  The lease for this facility expires in January 2018.  The aggregate annual rent for our offices in Israel was approximately $318,000 in 2015.

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

Impairment of Long-Lived Assets.  We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends.  Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount of the carrying value of the asset exceeds its fair value.  As of December 31, 2015 and 2014, no impairment losses have been identified

Impairment of Goodwill.  We are required to assess the impairment of goodwill at least annually (or more frequently if impairment indicators arise).  FASB ASC 350 "Intangibles-Goodwill and other" prescribes a two-phase process for impairment testing of goodwill.  The first phase screens for impairment while the second phase (if necessary) measures it.  In the first phase of impairment testing, goodwill attributable to each reporting unit is tested for impairment by comparing the fair value of each reporting unit with its carrying value.  We have only one reporting unit and we determine its fair value according to our market capitalization.  The goodwill was tested for impairment by comparing the fair market value with its carrying amount and as of December 31, 2015 (our annual assessment date) impairment indicators have been identified and the company's goodwill was impaired, As of December 31, 2014, no impairment indicators have been identified.

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

In 2015, 2014 and 2013, we entered into forward contracts in order to hedge certain expense transactions denominated in NIS.  Our forward contracts did not qualify as hedging instruments under ASC 815. Changes in the fair value of forward contracts are reflected in the consolidated statements of operations as financial income or expense and not against the Other Comprehensive Income.  As of December 31, 2015, the fair value of the outstanding forward contracts was $23,000, which was recorded in other payables against financial expense and as of December 31, 2014, the fair value of the outstanding forward contracts was $216,000, which was recorded in other payables against financial expense.

Inventory valuation. The majority of our inventory consists of work in progress, raw materials and components. Inventories are valued at the lower of cost or market. Cost of finished goods is determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs. Raw material is valued using the “FIFO” method. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material items based on their potential utilization. If we consider specific inventory to be damaged, we write such inventory down to zero. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, and excess inventories. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning the future utilization of the inventory items. Inventory write-offs were $153,000, $138,000 and $313,000 as of December 31, 2015, 2014 and 2013, respectively.

Allowance for doubtful accounts. Our trade receivables are derived from sales to customers all over the world. We perform ongoing credit evaluations of our customers. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was $10,000, $24,000, $36,000 as of December 31, 2015, 2014 and 2013, respectively.

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

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
Revenues	100%	100%	100%
Cost of revenues	78.9%	70.9%	82.6%
Gross profit	21.1%	29.1%	17.3%
Research and development, net	6.7%	3.5%	4.6%
Marketing and selling	9.0%	10.6%	15.9%
General and administrative	8.8%	8.5%	16.4%
Operating income (loss)	(3.4)%	6.5%	(19.7)%
Financial expenses, net	(8.8)%	(5.6)%	(24.0)%
Net income (loss)	(12.2)%	0.9%	(43.7)%
Net Loss attributable to non-controlling interest	0.0%	0.0%	0.2%
Net income (loss) attributable to RADA shareholders	(12.2)%	0.9%	(43.5)%

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Revenues.  Our revenues decreased by 34% to $14.8 million in 2015 from $22.5 million in 2014 mainly due to delays in securing expected contracts that were delayed to later dates.

Cost of Revenues.  Cost of revenues decreased by 23% to $12.3 million in 2015 from $15.9 million in 2014.  The decrease in our cost of revenues is attributable to the reduction in sales and the significant reduction of low margin programs in 2015  compared to 2014.  Percentage of cost of revenues from our sales increased to 82.6% from 70.9% in 2014 due to the large reduction in overall sales.

Gross Profit.  Our gross profit decreased by 61% to $2.6 million in 2015 from $6.5 million in 2014.  Our profit margin was approximately 17% in 2015 and 29% in 2014.  The decrease in our gross profit and gross profit margin in 2015 was mainly attributable to the decrease in revenues and the relatively lower decrease in cost of revenues.

Research and Development Expenses, Net.  Our research and development expenses, net, decreased by 12% to approximately $0.7 million in 2015 from $0.8 million in 2014. Our research and development expenses decreased as the result of the maturation of our radar products.   We expect that our research and development expenses in 2016 will remain similar to those we incurred in 2015 and we will sustain a base level of development for our existing products, as well as developing new applications for our products.

Marketing and Selling Expenses. Marketing and selling expenses decreased by 1% to approximately $2.36 million in 2015 from $2.4 million in 2014.  We have maintained a similar level of marketing and selling expenses primarily due to our efforts to sell our new radar products, mainly reflected in the costs incurred  as part of our participation in field demonstrations requested by our potential customers.

General and Administrative Expenses.  General and administrative expenses increased by 29% to approximately $2.4 million in 2015 from $1.9 million in 2014.  Our general and administrative expenses in 2015 include an approximately $0.6 million charge due to goodwill impairment. We expect that in 2016 our general and administrative expenses will remain similar to those we incurred in 2015, with no goodwill impairment.

Financial Expenses, Net.  Our financial expenses, net, increased by 185% to $3.6 million in 2015 compared to $1.2 million in 2014.  Our expense resulting from the amortization of the discount on a convertible note and loans from shareholders was $2,684,000 in 2015 compared to $43,000 in 2014.  Our interest expense, net, was $575,000 in 2015 compared to $708,000 in 2014. Foreign currency exchange differences, net resulted in a loss of $30,000 in 2015 compared to loss of $63, 000 in 2014, primarily due to changes in the NIS/dollar exchange rate.  We expect that in 2016 our financial expenses will decrease in comparison to those we incurred in 2015, due to the repayment of the debt that is subject to the Standstill Agreement.

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

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at the rate of 26.5% in 2015.  Effective January 1, 2016, the tax rate was reduced to 25%.

As of December 31, 2015, our net operating loss carry forward for Israeli tax purposes was approximately $62.3 million, including a capital loss carry forwards of approximately $3.4 million.

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

	Year Ended December 31,
	2011	2012	2013	2014	2015
NIS vs. U.S. Dollar	7.7%	(2.3)%	(7.0)%	12%	0.3%
Israeli Consumer Price Index	2.2%	1.6%	1.8%	(0.2)%	(1)%

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results.  We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Recently Issued Accounting Standards

ASU 2014-09 - Revenue from Contracts with Customers (Topic 606):
In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016). The guidance permits the use of either a retrospective or cumulative effect transition method. We are currently evaluating the impact of the guidance on our consolidated financial statements.

ASU 2014-15 – Presentation of Financial Statements-Going Concern (Subtopic 205-40):
In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern", which defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The pronouncement is effective for annual reporting periods ending after December 15, 2016, with early adoption permitted.

ASU 2015-15 - Interest-Imputation of Interest (Subtopic 835-30):
In April 2015, the FASB issued guidance on debt issuance costs. The guidance requires entities to present debt issuance costs related to a recognized debt liability as a direct deduction from the carrying amount of that debt in the balance sheet. This guidance does not contain guidance for debt issuance costs related to line-of-credit arrangements. Consequently, in August 2015, the FASB issued additional guidance to add paragraphs indicating that the SEC staff would not object to an entity deferring and presenting debt issuance costs related to line-of-credit arrangements as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The guidance is effective for the interim and annual periods beginning on or after December 15, 2015. We do not expect this guidance to have a material effect on our consolidated financial statements at the time of adoption of this standard.

ASU 2015-11 - Inventory (Topic 330):
In July 2015, the FASB issued guidance on current accounting for inventory measurement. The new guidance requires entities to measure inventory at the lower of cost or net realizable value. Net realizable value is defined by the guidance as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is permitted). We are currently evaluating the potential effect of the guidance on our consolidated financial statements.

ASU 2015-17 - Income Taxes (Topic 740):
In November 2015, FASB issued guidance on balance sheet classification of deferred taxes. The new guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for interim and annual periods beginning after December 15, 2016 (early adoption is permitted). We have not yet adopted ASU 2015-17 and do not expect the adoption of this guidance to have a material impact on our consolidated financial position or results of operations.

ASU 2016-02 - Leases (Topic 842):
In February 2016, the FASB issued guidance on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, "Leases". The guidance is effective for the interim and annual periods beginning on or after December 15, 2018 (early adoption is permitted). We are currently evaluating the potential effect of the guidance on our consolidated financial statements.

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

We had working capital as of December 31, 2015 of $6.522 million compared with a working capital of $0.035 million at December 31, 2014.  Cash and cash equivalents amounted to $1.8 million as of December 31, 2015 compared to $1.8 million as of December 31, 2014.  Short-term and long-term bank deposits and restricted bank deposits amounted to $0.68 million as of December 31, 2015 compared to $0.68 million as of December 31, 2014.

As of December 31, 2015, we owed $0.75 million under a bank annual line of credit and $1.7 million of secured borrowing with a bank against specific accounts receivable.  In addition, the Banks provided $0.4 million of guarantees on our behalf, mainly to our customers and suppliers in the ordinary course of business.  The guarantees are secured by a first priority floating charge on all of our assets and by a fixed charge on our property in Beit She'an, goodwill (intangible assets), unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of loss).  Our agreements with the Banks prohibit us from: (i) selling or otherwise transferring any assets except in the ordinary course of business; (ii) placing a lien on our assets without the Banks' consent; or (iii) declaring dividends to our shareholders.

In July 2008, we borrowed $1.5 million from Faith Content Development Limited, or FCD, a company controlled by Mr. Yeung, our controlling shareholder, in order to facilitate further development of our INS technology.  This loan carried interest at LIBOR + 3% payable at the beginning of every quarter.  On September 2, 2012, FCD  agreed to postpone the repayment of $1.5 million of the principal that was due to be repaid, so that 50% of such amount would be paid on December 15, 2012 and the remaining 50% would be payable on February 15, 2013. In August 2013, FCD agreed to reissue $350,000 of the loan that had been previously repaid by our company in March 2013 and to facilitate an additional short term loan in the amount of up to $1,000,000 to be repaid by December 31, 2013, or the Credit Facility. The Credit Facility provided for interest at 3.5% per annum above the three month LIBOR rate. In September 2013, we borrowed $850,000 under the Credit Facility and the total amount of the loan increased to $1.2 million. As of December 31, 2014, we repaid the amount due under the Credit Facility but not the remaining balance of the original INS loan ($1,150,000). We continue to incur default interest payment on such loan, see also below with respect to the amended standstill agreement.

In December 2010, a $3 million convertible note originally issued to Mr. Yeung in October 2007 (subsequently assigned by him to FCD), was extended to October 2012.  In addition, the expiration date of a warrant to purchase up to an aggregate of 1,578,947 ordinary shares granted to Mr. Yeung at such time was extended to October 2014.  The convertible note bears interest at a rate of six-month LIBOR + 3.5% and is convertible into ordinary shares at a conversion price of $2.09 per share.  The note is secured by a second degree floating charge over all of our assets. From January 2013, the loan bears default increased interest rate of LIBOR + 7.5%. See Item 7B. “Major Shareholders and Related Party Transactions - Related Party Transactions.”

In September 2011, we entered into a revolving loan agreement with FCD.  The loan was in the principal amount of $1.7 million, bearing interest of three month LIBOR + 2.5% per annum.  The principal and all the unpaid and accrued interest was paid on February 29, 2012 with the proceeds from a new loan from FCD and Mr. Ben Zion Gruber, a shareholder and member of our board of directors. The loan was approved by our Audit Committee and Board of Directors, and the transaction was also approved by our shareholders at an extraordinary meeting of shareholders held in January 2012.  FCD provided $2.7 million and Mr. Ben Zion Gruber provided $300,000.  We used $1.7 million of the loan to repay in full all of the amounts due and payable under the September 2011 loan, as described above.  The remaining portion of the loan was added to our working capital.  The loan bears interest at the rate of the greater of three months LIBOR + 5% per annum, or 7% per annum.  Interest is payable quarterly in arrears and the principal was due on February 28, 2014. In addition, on February 28, 2012, we issued to FCD and to Mr. Ben Zion Gruber warrants to purchase 1,080,000 and 120,000 ordinary shares, respectively, at an exercise price of $2.50 per share.  These warrants had a term of three years.  The second degree floating charge that was granted with respect to the convertible note of 2007 secures this loan as well.

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

However, we entered into a standstill agreement, or the Standstill Agreement, with our lenders, effective as of February 1, 2013, according to which, except in extraordinary circumstances, no action will be taken to accelerate the loans or to exercise their rights prior to January 31, 2014. On April and June 2015, the Standstill Agreement was amended and the forbearance period pursuant to such agreement was extended until August 31, 2016.  See Item 7B “Related Party Transactions”. Pursuant to amendments of the Standstill Agreement, as of and after February 1, 2015 the default interest on all outstanding principal amounts is Libor + 9%.

On July 30, 2015, we completed a public offering of 6,910,569 ordinary shares, offered at a price to the public of $1.23 per share. We received gross proceeds of $8,500,000 before deducting underwriting discounts and commissions and other offering expenses Issuance costs amounted to approximately $1,070,000.As of December 31, 2015 the remaining principal amount of the debt owed under the Standstill Agreement was $3,090,000. On May 15, 2016, our shareholders approved the sale to DBSI of 17,021,277 ordinary shares in consideration for approximately $4,000,000, reflecting a price per share of $0.235. In addition, we will issue to DBSI warrants to purchase: (i) an additional 8,510,638 ordinary shares at an exercise  price per share of $0.235 (resulting in an aggregate exercise price of $2,000,000),  exercisable for a period of 24 months following the date of the initial investment and (ii) warrants to purchase an additional 7,272,727 shares at an exercise price per share of $0.275 (resulting in an aggregate exercise price of $2,000,000), exercisable for a period of 48 months following the date of the initial investment.

Furthermore, DBSI has agreed to grant us an option, exercisable either by either us or DBSI, for us to obtain a loan in the principal amount of up to $3,175,000 which may be used solely for the purpose of the repayment of the outstanding shareholders' debt. We intend to exercise such option in the event we are unable to repay the shareholders' debt in full on or before its maturity date (on August 31, 2016).

During the term of the loan, DBSI will have the right, but not the obligation, at its sole discretion, to convert the then remaining convertible loan amount into ordinary shares at a price per share equal to the lower of: (i) $1.20, or (ii) a five percent (5%) discount to the FMV (the average of the closing prices of the Company's Ordinary Shares over the 5 consecutive trading days ending on the last trading day prior to the date of conversion), but in no event less  than $0.235. These additional issuances would substantially dilute the ownership interests and voting rights of our shareholders.

In addition, on May 15, 2016, our shareholders approved an increase to our share capital by NIS 675,000. Following the increase, our authorized share capital is NIS 1,125,000 divided into 75,000,000 ordinary shares, par value NIS 0.015 each.

We made capital expenditures of $374,000 in the year ended December 31, 2015, primarily for machinery and equipment.  We currently do not have any significant capital spending or purchase commitments.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2013	2014	2015
	(U.S. dollars in thousands)
Net cash provided by (used in) operating activities	1,432	122	(2,765)
Net cash provided by (used in) investing activities	(85)	66	(378)
Net cash provided by (used in) financing activities	(435)	(528)	3,227
Effect of exchange rate changes on cash and cash equivalents	61	(11)	(116)
Increase(decrease) in cash and cash equivalents	973	(351)	(32)
Cash and cash equivalents at beginning of the year	1,164	2,137	1,786
Cash and cash equivalents at end of the year	2,137	1,786	1,754

Net cash used in operating activities was ($2,765,000) in 2015.  This was primarily due to an increase in trade receivables of $583,000, decrease in other accounts payables and accrued expenses of $1,448,000 and increase in inventories of $487,000.  This was offset by a decrease in costs and estimated earnings in excess of billings, net of $1,467,000, increase in trade payables of $584,000 and a decrease in other accounts receivable and prepaid expenses of $224,000. Net cash provided by operating activities was $122,000 in 2014.  This was primarily due to a decrease in trade receivables of $1,435,000, depreciation and amortization of $690,000 and decrease in inventories of $111,000.  This was offset by an increase in costs and estimated earnings in excess of billings, net of $599,000, decrease in trade payables of $1,594,000 and a decrease in other payables of $163,000. Net cash provided by operating activities was $1,432,000 in 2013.  This was primarily due to a decrease in trade receivables of $491,000, depreciation and amortization of $752,000, amortization expense on a convertible note and loans of $489,000,  a decrease in other receivables of $484,000, a decrease in inventories of $449,000, an increase in trade payables of $981,000 and an increase in other payables of $600,000. This was offset by an increase in costs and estimated earnings in excess of billings, net of $236,000.

Net cash used in investing activities was approximately $378,000 in 2015, primarily due to a change in restricted deposits of $6, which was offset by the investment of $374,000 in property, plant and equipment.  Net cash provided by investing activities was approximately $66,000 in 2014, primarily due to a change in restricted deposits of $392,000 and offset by investment of $328,000 in property, plant and equipment.  Net cash used in investing activities was approximately $85,000 in 2013, primarily due to a change in restricted deposits of $282,000 offset by investment of $370,000 in property, plant and equipment.

Net cash provided by financing activities was $3,227,000 in 2015, reflecting the net repayment of $5,030,000 of shareholders loans and the issuance of ordinary shares in a public offering that provided us with net proceeds of $7,430,000 and a decrease in short-term bank credit of $827,000. Net cash used in financing activities was $528,000 in 2014, reflecting net repayment of $230,000 from a shareholder loans transaction and a decrease in short-term bank credit of $298,000. Net cash used in financing activities was $435,000 in 2013, reflecting net proceeds of $850,000 from a shareholder loans transaction and a decrease in short-term bank credit of $1,285,000.

As a result of the foregoing, at December 31, 2015, we had a working capital of $6,522,000 and cash and cash equivalents of $1,754,000 as compared to working capital of $35,000 and cash and cash equivalents of $1,786,000 at December 31, 2014.

We expect to fund our short-term liquidity needs in 2016, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from our cash and cash equivalents, operating cash flow and our credit facilities and the investment by DBSI.  We believe that our current cash and cash equivalents, credit facilities and our expected cash flow from operations will be sufficient to meet our cash requirements in 2016.

C.           Research and Development, Patents and Licenses

Research and Development

Our research and development investments focus on improvements to our existing products and the development of complementary products that would provide continued support for our current customers and would improve our capability to market our products to new customers.  In 2015, 2014 and 2013 we incurred $0.7 million, $0.8 million and $1.5 million, respectively, of research and development expenses, net.  The vast majority of these expenses are attributable to the research on our radars.  In 2016, we will continue to invest in the research and development of new products.  As of December 31, 2015, we employed 45 engineers (including 5 sub-contractors) in research and development who concentrate mainly on research and development activities generated through customer orders and to a lesser extent on internal research and development activities.

The OCS encourages research and development by providing grants to Israeli companies, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, as amended. The terms of such grants prohibit the manufacture of the developed products outside of Israel and the transfer of technologies developed using the grants to any person without the prior written consent of the OCS.  During 2012, 2011 we developed a new radar sensor for APS, partly financed by the OCS.  In 2013 and 2012, we received royalty bearing grants of $15,000 and $142,000, respectively, from the OCS. Pursuant to applicable Israeli law, we are currently required to pay royalties at the rate of 3-5% of sales of products developed with certain grants received from the OCS, up to 100% of the amount of such grants, adjusted by the exchange rate with the dollar.  As of December 31, 2015, our total obligation for royalty payments, net of royalties paid or accrued was approximately $1.5 million.

We were committed to pay royalties to the Israel - United States Binational Industrial Research and Development Foundation (BIRD ) at the rate of 5% of the sales proceeds up to 150% of the research and development expenses financed by the foundation.  Since the company had stated to BIRD that no revenues were generated from the funded projects, the foundation had agreed no royalties is due until future revenues, if any.

D.           Trend Information

In 2015, our revenues decreased by approximately 34% compared to our revenues in 2014 due to project delays and we expect that in 2016 our revenues will be similar to 2015.   However, our revenues are subject to government budgets, and we cannot provide any assurances that the economic climate will not result in the cancellation or suspension of certain projects or programs. We do not have a significant backlog of orders for delivery subsequent to 2016.

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

F.           Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2015 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-term debt obligations	$3,169,000	$3,119,000	$50,000	-	-
Operating lease obligations	1,386,000	713,000	673,000	-	-
Total	$4,555,000	$3,832,000	$723,000	-	-

In addition, we have long-term liabilities for severance pay for certain employees that are calculated pursuant to Israeli law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Under Israeli law, employees are entitled to one month's salary for each year of employment or a portion thereof upon termination of employment in certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause.  As of December 31, 2015 our severance pay liability was $660,000.

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Herzle Bodinger	73	Executive Chairman of the Board of Directors
Zvi Alon	62	Chief Executive Officer
Dov Sella	60	Chief Business Development Officer
Shiri Lazarovich	41	Chief Financial Officer
Oleg Kiperman	62	Chief Technology Officer
Adrian Berg	68	Director
Roy Kui Chuen Chan	69	Director
Ben Zion Gruber (1)(2)	57	Director
Michael Letchinger	60	Director
Nurit Mor (1)(2)	72	External director
Elan Sigal (1)(2)	48	External director
Dr Alon Dumanis (1)(2)	66	Director

(1) Member of the Audit Committee (2) Member of the Compensation Committee

Messrs. Chan, Dumanis and Gruber will serve as directors until our 2018 annual general meeting of shareholders.  Messrs. Bodinger and Letchinger will serve as directors until our 2016 annual general meeting of shareholders.  Mr. Berg will serve as a director until our 2017 annual general meeting of shareholders.  Mrs. Mor and Mr. Elan Sigal serve as external directors pursuant to the provisions of the Israeli Companies Law. Mrs. Mor is serving a three-year term until October 21, 2018 and Mr. Elan Sigal is serving a three-year term until August 29, 2016.  Notwithstanding the above, Messrs Chan, Berg and Letchinger have notified us that, as of the closing of the Initial Investment of DBSI, and subject to such closing, they will resign as directors with immediate effect. It is expected that DBSI will appoint new directors.

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

Dr. Alon Dumanis has served as one of our directors since September 2015. Until December 31, 2015, Dr. Dumanis acted as the Chief Executive Officer of Crecor B.V., Docor International B.V., Docor Levi Lassen I B.V., Docor Levi Lassen II B.V. and Docor International Management Ltd., all Dutch investment companies, subsidiaries of The Van-Leer Group Foundation, and currently Dr. Dumanis is a member of the management teams of the foregoing companies. Dr. Dumanis is currently a chairman of Aposense, a public company traded on TASE, Xsight System, Softlib, SPNano, Bondex, Clariton, DNR Imaging, and a member of the board of directors of other Hi Tech companies in Docor’s investment portfolio. Dr. Dumanis is a former member of the board of directors of Tadiran Communications (a public company traded on TASE), of El Al Israel Airlines (a public company traded on TASE), of Protalix Biotherapeutics (a public company traded on the New York Stock Exchange), and a former member of the board of directors of Inventech Investments Co. Ltd. (a public company traded on TASE), Spectronix (a public company traded on TASE) and Ice Cure (a public company traded on TASE). Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force at the rank of Brigadier General. Dr. Dumanis currently serves as chairman and member of several national steering committees and is the author of many papers published in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana, USA.

B.           Compensation

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose information concerning the amount and type of compensation paid to its chief executive officer, chief financial officer and the three other most highly compensated executive officers, rather than on an aggregate basis. Nevertheless, regulations promulgated under the Israeli Companies Law requires us to disclose the annual compensation of our five most highly compensated officers (or all the named executive officers if there are less than five) on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. Under the Companies Law regulations, this disclosure is required to be included in the notice of our annual meeting of shareholders each year or in a public document that accompanies such notice, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. The Companies Law regulations permit us to refer to a report filed pursuant to the laws of the country in which our shares are listed for trading that includes the required information in lieu of its inclusion in the notice of annual meeting. Because of that disclosure requirement under Israeli law, we are including such information in this annual report, pursuant to the disclosure requirements of Form 20-F.

The following table includes information for the year ended December 31, 2015 concerning the five (5) most highly compensated executive officers of our company, or Highly Compensated EO, (the figures below reflect the applicable cost of employment on an annual basis):

	Herzle Bodinger	Zvi Alon	Dov Sella	Oleg Kiperman	Shiri Lazarovich
Annual salary cost and other benefits ($)1	304,391	284,556	271,789	227,071	191,467
Total ($)	304,391	284,556	271,789	227,071	191,467

1. Includes the Highly Compensated EO's gross salary plus payments of (i) social benefits such as payments for savings funds, education funds, pension, severance, insurances, social security; (ii) general benefits such as car (including maintenance and gas), cell phone; and (iii) other benefits pursuant to our company's policy; including tax gross-up in respect therewith.

During the year ended December 31, 2015, the aggregate compensation paid to all of our executive officers and directors as a group was approximately $ 1,036,397.  As of December 31, 2015, the aggregate amount set aside or accrued for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers was approximately $275,763.

During the year ended December 31, 2015, we paid each of our outside directors a per-meeting attendance fee of NIS 1,862 (approximately $500) and an annual fee of NIS 29,270 (approximately $8,000).

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

Election of Directors

Our articles of association, as in effect until May 15, 2016, or the Existing Articles, provide for a board of directors consisting of no less than two and no more than 11 members or such other number as may be determined from time to time at a general meeting of shareholders.  All the directors in the company must be qualified to serve as a director and the time required for such position, taking into consideration the type and size of the company and the scope and complexity of its operation.  The directors must provide the electing general meeting with a detailed declaration as to the compliance with the above-listed requirements.  Our board of directors is currently composed of seven directors.

Pursuant to the Existing Articles, the board of directors is divided into three classes (other than outside directors).  At each annual meeting of shareholders one class of directors (other than outside directors) is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting.  However, pursuant to the Amended and Restated Articles of Association, or the Amended Articles, adopted by our shareholders on May 15, 2016 and effective as of the closing of the Investment Transaction, the directors, except for the External Directors, shall be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors, and each director shall generally serve until the Annual General Meeting next following the Annual General Meeting at which such director was appointed, or his earlier vacation of office or removal pursuant to the Amended Articles. Except with respect to the removal of External Directors, the shareholders shall be entitled to remove any director(s) from office, by a simple majority of the voting power of the Company represented at the meeting in person or by proxy and voting thereon.  All the members of our board of directors (except the external directors as detailed below) may be reelected upon completion of their term of office.  The majority of directors may appoint additional directors to fill any vacancies in the board of directors until the next annual general meeting; provided, however that the total number of directors will not exceed the maximum number, if any, fixed by or in accordance with our articles of association.

Messrs. Chan, Dumanis and Gruber are Class A directors and will hold office until the Annual General Meeting of Shareholders to be held in 2018.  Messrs. Bodinger and Letchinger are Class B directors and will hold office until the Annual General Meeting of Shareholders to be held in 2016.  Mr. Berg is a Class C director and will hold office until the Annual General Meeting of Shareholders to be held in 2017.  Ms. Mor and Mr. Sigal serve as our external directors and each holds office for a three year term until October 21, 2018 and August 29, 2016, respectively.

We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors and instead follow Israeli law and practice.  See Item 16G. “Corporate Governance."

External and Independent Directors

External Directors.  The Israeli Companies Law requires publicly held Israeli companies to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above as well as a sibling, brother, sister or parent of the foregoing relatives.  In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company.  Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an external director.  In addition, no person may serve as an external director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed, all current members of the board of directors are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

At least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Capital Market, such as our company, are not required to appoint an external director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign exchange serves on its board of directors.  All of the external directors of such a company must have “professional qualification.”

The external directors are elected by shareholders at a general meeting.  The shareholders voting in favor of their election must include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the external director (unless such personal interest is not related to such persons relationship with the controlling shareholder).  This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the external director represent 2% or less of the voting rights in the company.

In general, under the Israeli Companies Law, external directors serve for a three-year term and may be reelected to two additional three-year terms, at the nomination of either the board of directors or any shareholder(s) holding at least 1% of the voting rights in the company.  If the board of directors proposed the nominee, the reelection must be approved by the shareholders in the same manner required to appoint external directors for an initial term, as described above.  If such reelection is proposed by shareholders, such reelection requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company and provided further that, at the time of the appointment, such reelected external director is not (i) a related or competitor shareholder, or  (ii) a relative of such related or competitor shareholder or otherwise affiliated with a related or competitor shareholder either at the time of appointment or at any time during the two years period prior to such appointment. A related or competitor shareholder is defined by the Israeli Companies Law as the shareholder that proposed the reelection or a holder of 5% or more of the outstanding share capital of the company, provided that at the time of appointment (i) such shareholders, their controlling shareholder or any entity controlled by either of them has business relations with company, or (ii) such shareholders, their controlling shareholder or any entity controlled by either of them are competitors of the company.  External directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court order, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one external director and the audit committee and the Compensation Committee must include all the external directors.  An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

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

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) a director that serves as a board member less than nine years and the audit committee has approved that he or she meets the independence requirements of an external director.  A majority of the members serving on the audit committee and the compensation committee must be independent under the Israeli Companies Law. Our Audit Committee has determined that Mr. Alon Dumanis qualifies as an independent director under the Israeli Companies Law.

Our board of directors has determined that Ms. Mor, Mr. Sigal and Mr. Dumanis qualify as independent directors under the SEC and NASDAQ requirements and as independent directors under the Israeli Companies Law requirements.  Our board of directors has further determined that Mr. Gruber qualifies as an independent director under the SEC and NASDAQ requirements.

We do not follow the requirements of the NASDAQ Stock Market Rules with regard to regularly scheduled meetings of independent directors.  Under Israeli law, external directors are not required to hold executive sessions.  See Item 16G. “"Corporate Governance."

Committees of the Board of Directors

Audit Committee.   Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must be comprised of at least three directors, the majority of which must be independent directors.  Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine year period will not be deemed to interrupt the nine year period).  The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; a controlling shareholder or any of the controlling shareholder’s relatives; and any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder.  Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter.  However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting. The chairman of the audit committee must be an external director.

Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

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

Pursuant to recent amendment to the Israeli companies Law, effective as of February 2016, an audit committee that complies with the requirements of the Israeli companies Law may act also as compensation committee. Our board of directors has determined that our audit committee complies with the such requirements and therefore, commencing as of May 2016, it shall serve also as compensation committee.

The current members of our audit committee are Ms. Nurit Mor, Mr. Elan Sigal and Dr. Alon Dumanis, each of whom satisfies the "independence" requirements of both the SEC and NASDAQ.  We also comply with Israeli law requirements for audit committee members.  The audit committee meets at least once each quarter.

Compensation Committee.  Effective December 2012, under an amendment to the Companies Law, our Board of Directors is required to appoint a compensation committee, whose role is to: (i) recommend to the board on a compensation policy for office holders and to recommend to the board, once every three years, on the approval of the continued validity of the compensation policy that was determined for a period exceeding three years; (ii)  recommend an update the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve the Terms of Service and Employment of Office Holders that require the committee’s approval; and (iv) exempt a transaction from the requirement for shareholders’ approval.  The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company.  Under Israeli law, our compensation committee will consist of no less than three members, including all of our external directors (who must constitute a majority of its members of the committee), and that the remainder of the members of the compensation committee be directors whose terms of service and employment were determined pursuant to the applicable regulations.  The amendment imposes the same restrictions on the actions and membership in the compensation committee as are discussed above under “Audit Committee” with respect to, among other things, the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee. Our board of directors established a compensation committee composed of Ms. Nurit Mor, Mr. Elan Sigal and Dr. Alon Dumanis.

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

External directors of the company are prohibited from receiving, directly or indirectly, any compensation from the company, other than for their services as external directors pursuant to the provisions and limitations set forth in regulations promulgated under the Israeli Companies Law, which compensation is determined prior to their appointment and may not be changed throughout the term of their service as external directors (except for certain exceptions set forth in such regulations).

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

Our Articles of Association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law.  We currently maintain a directors and officers liability insurance policy with per claim and aggregate coverage limit of $7.5 million. Furthermore, pursuant to the resolutions adopted by our shareholders on May 15, 2016, we intend to enter into agreements with our directors and officeholders providing for the indemnification and exemption of such directors and officeholders.

D.                 Employees

As of December 31, 2015, we employed 105 persons, of whom 45 persons were employed in research, development and engineering, 51 persons in manufacturing and logistics, 2 persons in sales and marketing, and 7 persons in administration, management and finance.  All of our employees are located in Israel.  In addition, CACS, our 80%owned subsidiary, employed 16 persons in China as of such date.

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

Our technical employees have signed nondisclosure agreements covering all proprietary information that they might possess or to which they might have access.  Employees are not organized in any union, although they are employed according to provisions established by the Israeli Ministry of Economy and Industry.  Certain provisions of the collective bargaining agreements between the General Federation of Labor in Israel (Histadrut) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) are applicable to our Israeli employees by order of the Israeli Ministry of Economy and Industry.  These provisions primarily concern the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment.  We generally provide our employees with benefits and working conditions beyond the required minimums.  Under the collective bargaining agreements, the wages of most of our employees are linked to the Israeli consumer price index, although the extent of the linkage is limited.

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

E.           Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of May 15, 2016 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership(2)
Herzle Bodinger	--	--
Zvi Alon	--	--
Dov Sella	--	--
Shiri Lazarovich	--	--
Oleg Kiperman (3)	4,000	*
Adrian Berg (4)	1,533	*
Roy Kui Chuen Chan (5)	1,533	*
Ben Zion Gruber	-	-
Michael Letchinger	--	--
Nurit Mor	--	--
Elan Sigal	--	--
Alon Dumanis	--	--

All directors and executive officers as a group (11 persons)	7,066	*

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

(2)	The percentages shown are based on 15,898,965 ordinary shares issued and outstanding as of May 15, 2016.

(3)	The business address of Mr. Kiperman is c/o RADA Electronic Industries Ltd., 7 Giborei Israel Street, Netanya, Israel.

(4)	The business address of Mr. Berg is Alexander & Co., 17 St. Ann's Square, Manchester M2 7 PW, U.K.

(5)	The business address of Mr. Roy Chan is Gearhart Holdings (H.K.) Limited, 2202 Kodak House II, 39 Healthy Street, E. North Point, Hong Kong.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information as of May 15, 2016, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Howard P.L. Yeung (3) (5)	12,741,232	50.83%
Kenneth Yeung (4) (5)	450,029	2.8%

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

(2)	The percentages shown are based on 15,898,965 ordinary shares outstanding as of May 15, 2016.

(3)
Based on a Schedule 13D/A filed by Howard P.L.Yeung on August 28, 2015. Includes 3,121,990 outstanding ordinary shares and 9,169,213 ordinary shares issuable upon the conversion of unpaid loan balances of $2,988,000 due to Faith Content Development Ltd., an entity owned by Mr. Howard P.L. Yeung. In addition, though not presented on the Schedule 13D/A, as an admission of beneficial ownership by Mr. Howard P.L. Yeung, we are including  450,029 ordinary shares held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother Kenneth Yeung. These shares are also listed under Kenneth Yeung’s holdings (see footnote 4).

(4)	The shares are held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother Kenneth Yeung.

(5)	The address of Messrs. Howard P.L. Yeung and Kenneth Yeung is 2202 Kodak House II, 39 Healthy Street, North Point, Hong Kong.

Significant Changes in the Ownership of Major Shareholders

On April 7, 2015, Howard Yeung reported on a Schedule 13D/A that he owns directly 3,121,990 ordinary shares, representing 34.73% of our outstanding ordinary shares. On August 28, 2015, Mr. Yeung reported on a Schedule 13D/A that he owned 3,121,990 ordinary shares, representing 19.63% of our outstanding ordinary shares. This dilution was the result of our public offering conducted in July 2015. We expect that Mr. Yeung’s ownership of our ordinary shares would be further diluted to 11% after the Initial Investment by DBSI.

MMCAP International Inc. SPC reported on Schedule 13G on August 14, 2015 that it acquired ownership of 1,000,000 of our ordinary shares or 6.29% of our outstanding share capital. On February 16, 2016, it filed a Schedule 13G/A representing that it sold shares and currently holds only 219,237 of our ordinary shares, or 1.38% of our outstanding share capital.

Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by American Stock Transfer & Trust Company, our transfer agent, as of May 15, 2016, there were 111 holders of record of our ordinary shares, of which 98 record holders holding approximately 65% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees.

B.           Related Party Transactions

In July 2008, we borrowed $1.5 million from Faith Content Development Limited, or FCD, a company controlled by Mr. Yeung, our controlling shareholder, in order to facilitate further development of our INS technology.  This loan carried interest at LIBOR + 3% payable at the beginning of every quarter.  On September 02, 2012, FCD  agreed to postpone the repayment of $1.5 million of the principal that was due to be repaid, so that 50% of such amount would be paid on December 15, 2012 and the remaining 50% would be payable on February 15, 2013. In August 2013, FCD agreed to reissue $350,000 of the loan that had been previously repaid by our company in March 2013 and to facilitate an additional short term loan in the amount of up to $1,000,000 to be repaid by December 31, 2013, or the Credit Facility. The Credit Facility provided for interest at 3.5% per annum above the three month LIBOR rate. In September 2013, we borrowed $850,000 under the Credit Facility and the total amount of the loan increased to $1.2 million. As of December 31, 2014, we repaid the amount due under the Credit Facility but not the remaining balance of the original INS loan ($1,150,000). We continue to incur default interest payment on such loan, see also below with respect to the amended standstill agreement.

In December 2010, a $3 million convertible note originally issued to Mr. Yeung in October 2007 (subsequently assigned by him to FCD), was extended to October 2012.  In addition, the expiration date of a warrant to purchase up to an aggregate of 1,578,947 ordinary shares granted to Mr. Yeung at such time was extended to October 2014.  The convertible note bears interest at a rate of six-month LIBOR + 3.5% and is convertible into ordinary shares at a conversion price of $2.09 per share.  The note is secured by a second degree floating charge over all of our assets. From January 2013, the loan bears default increased interest rate of LIBOR + 7.5%.

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

However, we entered into the Standstill Agreement with our lenders, effective as of February 1, 2013, according to which, except in extraordinary circumstances, no action will be taken to accelerate the loans or to exercise their rights prior to January 31, 2014. On April 2014 and June 2015, the Standstill Agreement was amended and the forbearance period pursuant to such agreement was extended until August 31, 2016.

Pursuant to amendment of the Standstill Agreement, as of and after February 1, 2015 the default interest on all outstanding principal amounts is Libor + 9%.

On July 30, 2015, we completed a public offering of 6,910,569 ordinary shares, offered at a price to the public of $1.23 per share. We received gross proceeds of $8,500,000 before deducting underwriting discounts and commissions and other offering expenses.  Issuance costs amounted to approximately $1,070,000. As of December 31, 2015 the remaining principal amount of the debt owed under the Standstill Agreement was $3,090,000

On May 15, 2016, our shareholders approved the sale to DBSI of 17,021,277 ordinary shares in consideration for approximately $4,000,000, reflecting a price per share of $0.235. In addition, we will issue to DBSI warrants to purchase: (i) an additional 8,510,638 ordinary shares at an exercise  price per share of $0.235 (resulting in an aggregate exercise price of $2,000,000),  exercisable for a period of 24 months following the date of the initial investment and (ii) warrants to purchase an additional 7,272,727 shares at an exercise price per share of $0.275 (resulting in an aggregate exercise price of $ 2,000,000), exercisable for a period of 48 months following the date of the initial investment.

DBSI has agreed to grant us an option, exercisable either by us or DBSI, for us to obtain a loan in the principal amount of up to $3,175,000 which may be used solely for the purpose of the repayment of the outstanding convertible loan. We intend to exercise such option in the event we are unable to repay the shareholders' debt in full on or before its maturity date (on August 31, 2016).

During the term of the loan, DBSI will have the right, but not the obligation, at its sole discretion, to convert the then remaining convertible loan amount into ordinary shares at a price per share equal to the lower of: (i) $1.20, or (ii) a five percent (5%) discount to the FMV (the average of the closing prices of the Company's Ordinary Shares over the 5 consecutive trading days ending on the last trading day prior to the date of conversion), but in no event less  than $0.235. These additional issuances would substantially dilute the ownership interests and voting rights of our shareholders.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Export Sales

Export sales constitute a significant portion of our sales. In 2015, we had approximately $8.9 million of export sales, constituting approximately 59% of our total sales. For further information regarding the allocation of our revenues by geographic region see Item 4 –“Information on the Company-Markets.”

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

B.           Significant Changes

Except as otherwise disclosed in this annual report, and specifically the pending closing of our investment transaction with DBSI, which was approved by our shareholders on May 15, 2016, no significant change has occurred since December 31, 2015.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low
2011	$4.48	$1.55
2012	$2.37	$0.95
2013	$2.26	$0.96
2014	$6.29	$1.26
2015	$2.90	$0.35

Quarterly Stock Information

The following table sets forth for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

2014	High	Low
First Quarter	$1.80	$1.26
Second Quarter	$1.73	$1.30
Third Quarter	$6.29	$1.31
Fourth Quarter	$3.86	$1.80
2015	High	Low
First Quarter	$3.25	$1.55
Second Quarter	$2.82	$1.81
Third Quarter	$2.17	$0.70
Fourth Quarter	$0.79	$0.35
2016	High	Low
First Quarter	$0.46	$0.28
Second Quarter( through May 15)	$0.45	$0.36

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
November 2015	$0.71	$0.43
December 2015	$0.50	$0.35
January 2016	$0.37	$0.28
February 2016	$0.37	$0.29
March 2016	$0.46	$0.36
April 2016	$0.45	$0.36
May 2016 (through May 15)	$0.42	$0.37

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

Rights Attached to Shares

Our authorized share capital consists of 75,000,000 ordinary shares of a nominal value of NIS 0.015 each.  All outstanding ordinary shares are validly issued, fully paid and non-assessable.  The rights attached to the ordinary shares are as follows:

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

Pursuant to the Existing Articles, our directors are elected at our annual general meeting of shareholders for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting, and hold office until the third next annual general meeting of shareholders and until their successors have been elected. However, pursuant to the Amended Articles, adopted by our shareholders on May 15, 2016 and effective as of the closing of the Investment Transaction, the directors, except for the external directors, shall be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors, and each director shall generally serve until the Annual General Meeting next following the Annual General Meeting at which such director was appointed, or his earlier vacation of office or removal pursuant to the Amended Articles. Except with respect to the removal of external directors, the shareholders shall be entitled to remove any director(s) from office, by a simple majority of the voting power of the Company represented at the meeting in person or by proxy and voting thereon.  All the members of our Board of Directors (except the external directors) may be reelected upon completion of their term of office.  For information regarding the election of external directors, see Item 6C "Directors, Senior Management and Employees - Board Practices -Election of Directors."

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

See Item 6C. "Directors, Senior Management and Employees - Board Practices – Approval of Related Party Transactions under Israeli Law."

Changing Rights Attached to Shares

According to the existing Articles, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of 75% of the voting power participating in such meeting. However, pursuant to the Amended Articles such change may be made with a simple majority of the voting power participating in such meeting.

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

General Corporate Tax Rate

The Israeli corporate tax rate was 25% in 2012 and 25% in 2013 and 26.5% in 2014 and 2015.  Effective January 1, 2016, the corporate tax rate was reduced to 25% in 2016 and thereafter.  In view of this decrease in the corporate tax rate to 25% in 2016, the real capital gains tax rate and the real betterment tax rate were also decreased accordingly.  Capital gains derived after January 1, 2003   ~~(~~the gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are subject to tax at a rate of 26.5%, and 25% in 2016 and onwards.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. We believe that we currently qualify as an "Industrial Company" within the meaning of the Industry Encouragement Law.  The Industry Encouragement Law defines "Industrial Company" as a company resident in Israel, of which 90% or more of its income (determined in Israeli currency) in any tax year, with some exceptions, is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity.

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

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 24% for a corporation in 2011, 25% in 2012 and 2013 and 26.5% in 2014 and 2015 and 25% in 2016 and thereafter) and a marginal tax rate of up to 45% for an individual in 2011, 48% in 2012 and thereafter. In 2014, an additional tax liability of 2% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 810,720 ($207,770).

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

Share Allocations to controlling shareholders

Controlling shareholders will be taxable under section 3(i) to the Tax Ordinance, according to which, the grantee pays income tax rate (according to the marginal tax rate of the grantee- up to 48% in 2012) on the profit upon the sale of the underlying shares. As of January 1, 2013 the marginal tax rate (48%) of an individual will increase in 2% in case his taxable income in a tax year exceed the amount of NIS 810,720 (including capital gains from marketable securities, dividends and interest income).

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders (as defined below) who hold ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	investors liable for alternative minimum tax,

•	tax-exempt organizations,

•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the ordinary shares through partnerships or other pass-through entities,

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

•	investors that actually or constructively own 10% or more of our shares by vote or value, and

•	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging or conversion transaction.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

You are advised to consult your tax advisors regarding the foreign and U.S. federal, state and local tax consequences of an investment in ordinary shares.

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

Taxation of Dividends

Subject to the discussion below, under the heading “Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends will not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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

Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set forth in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate, see discussion below. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the Code. The rules relating to the determination of the foreign tax credit are complex. You should consult with your tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, including the 3.8% net investment tax discussed below, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at a reduced maximum tax rate of 20%. Distributions taxable as dividends paid on the ordinary shares should qualify for the 20% rate, provided that either: (i) we are entitled to benefits under the Treaty) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from a PFIC, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate on qualified dividends contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in our ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares  for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. Holders. The effective maximum long-term capital gains rate is 20% for individuals with annual taxable income over $400,000. Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain and taxed as ordinary income. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of our ordinary shares generally will be treated as U.S. source income or loss.  The deductibility of capital losses is subject to certain limitations.

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

Passive Foreign Investment Companies

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could otherwise derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis. We will be considered a PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Included in the calculation of our income and assets is our proportionate share of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, by value. If we were determined to be a PFIC for U.S. federal income tax purposes, unfavorable and highly complex rules would apply to U.S. Holders owning ordinary shares directly or indirectly. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC, nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets, and our market capitalization, from time to time, there can be no assurance that we will not become a PFIC for any future taxable year.

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced tax rate on qualified dividend income, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund," by making a “QEF election” or to "mark-to-market" your ordinary shares, as described below,

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over your holding period for such ordinary shares,

•	the amount allocated to the current taxable year, and to any taxable years in your holding period prior to the first day in which we were treated as a PFIC will be treated as ordinary income, and

•
the amount allocated to each prior taxable year during which we are considered a PFIC would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year.

If we were a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would generally be treated as owning a proportionate amount (by value) of the underlying shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.  U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, then instead of being subject to the tax and interest charge rules discussed above, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such ordinary shares are “regularly traded” on a “qualified exchange.”  In general, our ordinary shares will be treated such as “regularly traded” for a given calendar year if more than a de minimis quantity of our ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year.  Our ordinary shares are listed on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.  However, no assurance can be given that our ordinary shares will be regularly traded on a qualified exchange for purposes of the mark-to-market election.  In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If you elect to “mark to market” your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. A U.S. Holder’s adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules.  Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made in a year in which we are classified as a PFIC, is treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer classified as a PFIC, will be capital gain or loss.

If a U.S. Holder owns our ordinary shares during any year in which we are a PFIC, the U.S. Holder generally must file an IRS Form 8621 with respect to the company, generally with the U.S. Holder’s federal income tax return for that year.  U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 28%. Backup withholding will not apply, however, if you (i) are a corporation or fall within certain exempt categories and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Information Reporting by Certain U.S. Holders

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets”. Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax adviser regarding its reporting obligation.

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

Interest Rate Risk

We currently do not invest in or otherwise hold, for trading or other purposes, any financial instruments subject to market risks.  We pay interest on our credit facilities, convertible notes and short-term loans based on Libor, for dollar-denominated loans, and Israeli prime or adjustment differences to the Israeli consumer price index, for some of our NIS-denominated loans.  As a result, changes in the general level of interest rates may affect the amount of interest payable by us under these facilities.  Accordingly, a 1% increase in the Libor rate would increase our financing expenses by approximately $29,880.

Foreign Currency Exchange Risk

The depreciation of the NIS against the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar).  As of December 31, 2015, we had liabilities payable in NIS which are not linked to the dollar in the amount of $5.6 million and cash and receivables in the amount of $1.7 million denominated in NIS.  Accordingly, 1% appreciation of the NIS against the dollar would increase our financing expenses by approximately $73,000.  A 1% depreciation of the NIS against the dollar would decrease our financing expenses by the same amount.  Neither a 10% increase nor decrease in current exchange rates would have a material effect on our consolidated financial statements.  However, the amount of liabilities payable and/or cash and receivables in NIS is likely to change from time to time.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2015, our internal control over financial reporting is effective.

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

ITEM 16.                         RESERVED.

ITEM 16A.                      AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined ~~that~~ that Mr. Elan Sigal, one of our external directors, within the meaning of the Israeli Companies Law, and an independent director, as defined by the rules of the Securities and Exchange Committee and NASDAQ, meets the definition of an audit committee financial expert, as defined by rules of the SEC.  For a brief listing of Mr. Sigal's relevant experience, see Item 6~~.~~A. "Directors, Senior Management and Employees -- Directors and Senior Management."

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

	Year Ended December 31
Services Rendered:	2014	2015
Audit (1)	$100,000	$81,000
Audit -related (2)	-	$70,000
Tax (3)	5,000	5,000
Total (2)	$105,000	$156,000

(1)
Audit fees are the aggregate fees for the audit of our consolidated annual financial statements. It also includes fees billed for accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

(2)
Audit-related fees relate to assurance and associated services that traditionally are performed by the independence auditor including SEC filings, comfort letters, consents and comment letters in connection with regulatory filings.

(3)
Tax fees are the aggregate fees billed for professional services rendered for tax compliance and tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

Kost and other EY affiliates did not bill the company for services other than the fees described above for fiscal year 2015 or fiscal year 2014.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global.  Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis.  The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any "affiliated purchaser" of our company, has purchased any of our securities during 2015.

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

We have notified NASDAQ pursuant to Rule 5615(a) (3), that we do not comply with the following Rules and instead follow Israeli law and practice in respect of such Rules:

•
The Rule requiring maintaining a majority of independent directors, as defined under the NASDAQ Marketplace Rules.  Instead, under Israeli law and practice, we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors. In addition, in accordance with the rules of the SEC and NASDAQ, we have the mandated three independent directors, as defined by the rules of the SEC and NASDAQ, on our audit committee.  See above in Item 6C. "Directors, Senior Management and Employees - Board Practices Outside and Independent Directors.”

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

Not applicable.

PART III

ITEM 17.                      FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                      FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.                      EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (2)
2.1	Specimen of Share Certificate (1)
4.1	Loan Agreement dated July 1, 2008, between the Registrant and Faith Content Development Ltd. (3)
4.2	License Agreement dated July 2, 2008 between the Registrant and Faith Content Development Ltd. (4)
4.3	Loan Agreement dated as of February 27, 2012 by and among the Registrant, Faith Content Development Limited and Mr. Benzion Gruber (5)
4.4	Purchase Agreement between the Registrant and DBSI Investments Ltd., dated April 14, 2016
4.5	Registration Rights Agreement between the Registrant and DBSI Investments Ltd., dated April 14, 2016
4.6	Convertible Loan Agreement between the Registrant and DBSI Investments Ltd., dated April 14, 2016
4.7	First Amendment to Convertible Loan Agreement between the Registrant and DBSI, dated May 15, 2016
4.8	Warrant to Purchase Ordinary Shares of the Registrant granted to DBSI, dated April 14, 2016
4.9	Form of Indemnification Agreement of the Registrant with its officers and directors (6)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Calculation Linkbase Document.
101.LAB	XBRL Taxonomy Label Linkbase Document.
101.PRE	XBRL Taxonomy Presentation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

(1)	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.
(2)	Filed as Annex A to our Proxy Statement on Form 6-K furnished on April 4, 2016 and incorporated herein by reference.
(3)	Filed as Exhibit 4.4 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.
(4)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.
(5)	Filed as Exhibit 4.3 to our Annual Report on Form 20-F for the year ended December 31, 2012 and incorporated herein by reference.
(6)	Filed as an Annex B to our Proxy Statement on Form 6-K furnished on April 4, 2016 and incorporated herein by reference.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 2 Pal-Yam Blvd. Brosh Bldg. Haifa 3309502, Israel	Tel: +972-4-8654000 Fax: +972-3-5633433 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

RADA ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of RADA Electronic Industries Ltd. (the "Company") and its subsidiary as of December 31, 2015 and 2014 and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiary as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Haifa, Israel	/s/ Kost Forer Gabbay & Kasierer Kost Forer Gabbay & Kasierer
May 15, 2016	A member of Ernst & Young Global

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2015	2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,754	$1,786
Restricted deposits	609	349
Trade receivables (net of allowance for doubtful accounts of $10 and $24 at December 31, 2015 and 2014)	4,038	3,455
Costs and estimated earnings in excess of billings on uncompleted contracts	2,207	2,657
Other accounts receivable and prepaid expenses	206	428
Inventories, net	6,565	6,651

Total current assets	15,379	15,326

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	119	1,394

PROPERTY, PLANT AND EQUIPMENT, NET	3,078	2,790

GOODWILL	-	587

Total assets	$18,576	$20,097

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2015	2014

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Bank credit	$2,416	$1,589
Trade payables	1,961	1,315
Convertible Note and Loans from shareholders, net (Note 9)	1,634	8,120
Other accounts payable and accrued expenses	2,846	4,267

Total current liabilities	8,857	15,291

LONG-TERM LIABILITIES:

Accrued severance pay and other long term liability	660	634

Total long-term liabilities	660	634

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares of NIS 0.015 par value each - Authorized: 30,000,000 shares at December 31, 2015 and 16,333,333 shares at December 31, 2014; Issued and outstanding: 15,898,965 and 8,988,396 shares at December 31, 2015 and December 31, 2014 respectively	146	119
Additional paid-in capital	82,427	70,884
Accumulated other comprehensive income	387	536
Accumulated deficit	(74,453)	(67,992)

Total RADA Electronic Industries shareholders' equity	8,507	3,547
Non-controlling interest	552	625

Total equity	9,059	4,172

Total liabilities and equity	$18,576	$20,097

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2015	2014	2013

Revenues:
Products	$12,375	$20,927	$20,443
Services	2,489	1,554	1,318

	14,864	22,481	21,761
Cost of revenues:
Products	11,139	15,124	16,487
Services	1,152	820	673

	12,291	15,944	17,160

Gross profit	2,573	6,537	4,601

Operating costs and expenses:
Research and development, net	693	789	1,459
Marketing and selling	2,358	2,392	1,959
General and administrative	1,858	1,901	1,919
Goodwill impairment	587	-	-

Total operating costs and expenses	5,496	5,082	5,337

Operating income (loss)	(2,923)	1,455	(736)
Amortization of shareholders' convertible loans discount and beneficial conversion feature	2,684	43	489
Other financial expenses, net	890	1,211	1,418
Total financial expenses, net (Note 14)	3,574	1,254	1,907

Net income (loss)	(6,497)	201	(2,643)

Less: Net income (loss) attributable to non-controlling interest	(36)	(7)	(8)

Net income (loss) attributable to RADA Electronic Industries' shareholders	$(6,461)	$208	$(2,635)

Net income (loss) per share attributable to RADA Electronic Industries' shareholders

Basic and diluted net income (loss) per Ordinary share	$(0.54)	$0.02	$(0.30)

Weighted average number of Ordinary shares used for computing basic and diluted net income (loss) per share	11,904,088	8,944,803	8,918,647

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013

Net income (loss)	$(6,497)	$201	$(2,643)

Other Comprehensive Income (loss):
Change in foreign currency translation adjustment	(186)	(14)	99

Total comprehensive income (loss)	(6,683)	187	(2,544)
Less: comprehensive income (loss) attributable to non-controlling interest	(73)	(10)	12
Comprehensive income (loss) attributable to RADA Electronic Industries' shareholders	$(6,610)	$197	$(2,556)

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands, except share data

	Number of			Additional		Accumulated other		Non
	Ordinary	Share		paid-in		comprehensive	Accumulated	controlling	Total
	shares	capital		capital		income	deficit	interest	equity

Balance at January 1,2013	8,918,647	$119		$70,884		$468	$(65,565)	$623	$6,529
Net loss							(2,635)	(8)	(2,643)
Other comprehensive income						79		20	99

Balance at December 31, 2013	8,918,647	$119		$70,884		$547	$(68,200)	$635	$3,985
Cashless exercise of Warrants	69,749	(*	)	(*	)				-
Net income (loss)							208	(7)	201
Other comprehensive income (loss)						(11)		(3)	(14)

Balance at December 31, 2014	8,988,396	$119		$70,884		$536	$(67,992)	$625	$4,172
Issuance of Ordinary shares, net of issuance costs of $1,070	6,910,569	27		7,403		-	-	-	7,430
Beneficial conversion feature related to convertible loans from shareholders (Note 9)	-	-		4,140		-	-	-	4,140
Net income (loss)	-	-		-		-	(6,461)	(36)	(6,497)
Other comprehensive income (loss)						(149)	-	(37)	(186)

Balance at December 31, 2015	15,898,965	$146		$82,427		$387	$(74,453)	$552	$9,059

(*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013

Cash flows from operating activities:
Net income (loss)	$(6,497)	$201	$(2,643)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	651	690	752
Impairment of goodwill	587	-	-
Amortization of discount on convertible note and loans	2,684	43	489
Severance pay, net	53	(15)	50
Decrease (increase) in trade receivables, net	(583)	1,435	491
Decrease (increase) in other accounts receivable and prepaid expenses	224	13	484
Grants received from Chief Scientist's Office (OCS)	-	-	15
Decrease (increase) in unbilled receivables	1,467	(599)	(236)
Decrease (increase) in inventories	(487)	111	449
Increase (decrease) in trade payables	584	(1,594)	981
Increase (decrease) in other accounts payable and accrued expenses	(1,448)	(163)	600

Net cash provided by (used in) operating activities	(2,765)	122	1,432

Cash flows from investing activities:

Purchase of property, plant and equipment	(374)	(328)	(370)
Increase in deposits, net	(10)	2	3
Change in restricted deposits, net	6	392	282

Net cash provided by (used in) investing activities	(378)	66	(85)

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from financing activities:

Proceeds from loans from shareholders	-	1,000	850
Issuance of Ordinary shares, net	7,430	-	-
Proceeds from (repayment of) short-term bank credit, net	827	(298)	(1,285)
Repayment of short-term loans from shareholders	(5,030)	(1,230)	-

Net cash provided by (used in) financing activities from continuing operations	3,227	(528)	(435)

Effect of exchange rate changes on cash and cash equivalents	(116)	(11)	61

Increase (decrease) in cash and cash equivalents	(32)	(351)	973
Cash and cash equivalents at the beginning of the year	1,786	2,137	1,164

Cash and cash equivalents at the end of the year	$1,754	$1,786	$2,137

		Year ended December 31,
		2015	2014	2013
(b)	Supplemental disclosures of cash flow activities:

	Net cash paid during the year for:

	Income taxes	$15	$35	$14

	Interest	$2,106	$57	$180

(c)	Non-cash transactions

	Transfer of inventory to property, plant and equipment	$573	$37	$25

	Purchase of property, plant and equipment in credit	$62	$144	$11

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
RADA Electronic Industries Ltd. (the "Company") is an Israeli based defense electronics contractor that specialize in the development, manufacture and sale of data recording and management systems (such as digital video and data recorders, ground debriefing stations, head-up display cameras), inertial navigation systems for air and land applications, avionics solutions (such as aircraft upgrades, avionics for unmanned aircraft vehicles, ("UAVs"), store management systems and interface computers) and land radar for defense forces and border protection applications (active protective systems for armored fighting vehicles, hostile fire detection and perimeter surveillance). The Company also provides test and repair services using its CATS testers and test program sets for commercial aviation electronic systems mainly through its Chinese subsidiary.

The Company is organized and operates as one operating segment.

b.
The Company operates a test and repair shop using its Automated Test Equipment ("ATE") products in Beijing, China, through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS" or the "subsidiary"). CACS was established with a Chinese third party, which owns the remaining 20% equity interest.

c.	Revenues from major customers accounted for 64%, 71% and 77% of total revenues for the years ended December 31, 2015, 2014 and 2013, respectively (see Note 16c).

d.	Liquidity and Capital Resources:

Since incorporation, the Company incurred an accumulated deficit of $74,453. On April 16, 2015, the Company's shareholders approved an outline for the repayment of the Company's debts to its lenders ("Debt"), according to which, the Company would offer new Ordinary shares in a registered public offering (the "Offering"). It was agreed that if the net proceeds of the Offering were insufficient to repay the Debt in full, the lenders would be entitled to convert some or all of the remaining Debt into Ordinary shares.

The terms of the conversion were agreed as follows: (i) the minimum amount to be converted at any one time is $300 of Debt; (ii) the share issue price will be the lower of $1.00 or 15% below the preceding 7 days VWAP (volume weighted average price); and (iii) any unconverted Debt will continue to be subject to the terms of the extended standstill agreement (see also Note 9).

On April 27, 2015, the Company entered into an amendment to its standstill agreement with the lenders under which the termination of the forbearance period was been extended to the earlier of (i) August 31, 2016 or (ii) 30 days after the closing of the Offering resulting in the repayment of at least $7,500 of the Debt. Pursuant to this amendment, the default interest payable, as of and after February 1, 2015, on all outstanding principal amounts is Libor + 9% (see also Note 9).

On July 30, 2015, the Company announced the closing of its public offering of 6,910,569 Ordinary shares, offered at a price to the public of $1.23 per share. The gross proceeds to the Company were $8,500, before deducting underwriting discounts and commissions and other offering expenses payable by the Company. Issuance costs amounted to approximately $1,070.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

d.	Liquidity and Capital Resources (Cont.)

The Company repaid $5,030 of the principal of the outstanding Debt and approximately $2,080 of the then outstanding accrued interest.

Subsequent to the balance sheet date, on May 15, 2016, the Company's shareholders approved an investment transaction with a new investor (the "Investor") according to which the investor will become a controlling shareholder of the Company and the Company will issue 17,021,277 Ordinary shares, in consideration for the aggregate amount of approximately $4,000, or a price per each share of $0.235 (the "Initial Investment”). The Company will also issue to the Investor, without additional consideration, warrants to purchase: (i) 8,510,638 additional Ordinary shares at an exercise price per Ordinary share of $0.235 (resulting in an aggregate exercise price of $2,000) exercisable for a period of 24 months following the date of the Initial Investment and (ii) warrants to purchase an additional 7,272,727 Ordinary shares at an exercise price per Ordinary share of $0.275 (resulting in an aggregate exercise price of $2,000) exercisable for a period of 48 months following the date of the Initial Investment (collectively: the "Warrants") (see also Note 17).

In addition, as part of the investment transaction, the Investor has agreed to grant the Company an option, exercisable in the discretion of either the Investor or the Company, to obtain a convertible loan from the Investor in the principal amount of up to $3,175, which may be used solely for the purpose of the repayment of the outstanding convertible loan and accrued interest to existing shareholders due on August 31, 2016.

During the term of the loan, the Investor will have the right, but not the obligation, at its sole discretion, to convert the then remaining convertible loan amount into Ordinary shares, par value NIS 0.015, at a price per share equal to the lower of: (i) $1.20, or (ii) a five percent (5%) discount to the FMV (the average of the closing prices of the Company's Ordinary shares over the 5 consecutive trading days ending on the last trading day prior to the date of conversion), but in no event less  than $0.235.

As of December 31, 2015, the Company's cash position (cash and cash equivalents) totaled approximately $1,754. The Company’s current operating plan includes various assumptions concerning the level and timing of cash receipts from existing and anticipated orders in 2016, current credit facilities available, the abovementioned Initial Investment and cash outlays for operating expenses and capital expenditures. Management believes that these funds, together with its existing operating plan, are sufficient for the Company and its subsidiary to meet its obligations as they come due at least for a period of twelve months from the date the consolidated financial statements.

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

The majority of the revenues of the Company are generated in U.S. dollars. In addition, a substantial portion of the costs of the Company is incurred in U.S dollars.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S. dollars (Cont.)

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

The financial statements of the Company's foreign subsidiary, whose functional currency is not the U.S. dollar, have been translated into dollars. All balance sheet amounts have been translated using the exchange rates in effect at balance sheet date. Statement of operation amounts have been translated using the average exchange rate prevailing during the year. Such translation adjustments are reported as a separate component of accumulated other comprehensive income (loss) in equity.

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

e.	Restricted deposit:

Restricted cash is invested in long term and short-term bank deposits (less than twelve months), which are mainly used as security for the Company's guarantees to customers and lines of credits with banks. The deposits are in U.S. dollars and bear a variable interest of up to 0.91%.

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories and for market prices lower than cost (see also Note 5).

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

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property, plant and equipment:

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

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, plant and equipment"; whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2015, 2014 and 2013, no impairment losses have been identified.

i.	Goodwill

Goodwill has been recorded in the Company's financial statements as a result of acquisitions. Goodwill represents excess of the costs over the net tangible and intangible assets acquired of businesses acquired Under ASC 350, "Intangible - Goodwill and Other", according to which goodwill is not amortized.

According to ASC 350, goodwill impairment testing is a two-step process. The first step involves comparing the fair value of a company's reporting units to their carrying amount. The Company elects to perform an annual impairment test of goodwill as of December 31 of each year, or more frequently if impairment indicators are present (as of December 31, 2015 and 2014, the Company’s management was in the opinion that the Company operates as one reporting unit). If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Goodwill (Cont.)

If the reporting unit's carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill.

If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded. As of December 31, 2015, the Company identified impairment of goodwill and accordingly recorded impairment charge of its goodwill in the amount of $587 (see also Note 8). As of December 31, 2014 and 2013, no impairment losses were identified.

j.	Research and development costs:

Research and development costs, net of participation grants, include costs incurred for research and development, are charged to the statement of operations as incurred.

The Company received royalty-bearing grants, from the Chief Scientist's Office of the Israeli Ministry of Economy ("OCS") for the purpose of partially funding research and development projects. The grants are recognized as a deduction from research and development costs incurred (see also Note 11b).

k.	Income taxes:

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

The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The adoption of ASC 740-10 did not result in a change in the Company's accumulated deficit. The Company did not record any provision in connection with ASC 740-10 as of December 31, 2015 and 2014.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Severance pay:

The Company's agreements with most of its employees are in accordance with section 14 of the Severance Pay Law - 1963, under which the Company's contributions for severance pay shall be instead of severance compensation. Upon release of the policy to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments will be made by the Company to the employee.

The Company's liability for severance pay for the employees that are not covered in section 14 is calculated pursuant to Israel's Severance Pay Law - 1963, based on the most recent salary of the employees as of the balance sheet date less monthly deposits for insurance policies and/or pension funds. Employees are entitled to one month's salary for each year of employment or a portion thereof.

The carrying value of deposited funds includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements.

Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2015, 2014 and 2013 amounted to $553, $674 and $483, respectively.

m.	Fair value of financial instruments:

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

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Fair value of financial instruments (Cont.)

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

The following table presents the Company's assets (liabilities) measured at fair value on a recurring basis at December 31, 2015 and 2014:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$-	$(216)	$-	$(216)

Total	$-	$(216)	$-	$(216)

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$-	$(23)	$-	$(23)

Total	$-	$(23)	$-	$(23)

n.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, trade receivables and long-term receivables.

The Company's cash and cash equivalents and restricted cash are mainly held in U.S. dollars with major banks in Israel and China. Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

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

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Comprehensive income (loss):

The Company accounts for comprehensive income in accordance with ASC 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components.

Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. Accordingly, the Company presents a separate consolidated statement of comprehensive income (loss).

The total accumulated other comprehensive income, net was as follows:

	December 31,
	2015	2014

Accumulated foreign currency translation differences	$387	$536

The following table summarizes the changes in accumulated balances of other comprehensive income, net of taxes for the year ended December 31, 2015:

	Accumulated foreign currency translation differences	Total
Balance as of December 31, 2014	$536	$536
Current period other comprehensive loss	(149)	(149)
Balance as of December 31, 2015	$387	$387

p.	Warranty:

In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the liability from these warranties is not material as of December 31, 2015 and 2014.

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

Revenues from long-term fixed price contracts which provide a substantial level of development efforts are recognized in accordance with ASC 605-35, "Construction-Type and Production-Type contracts", using contract accounting on a percentage of completion method in accordance with the "Input Method". The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. As of December 31, 2015 and 2014, the provision for estimated losses identified is $27 and $0, respectively.

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

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Revenue recognition (Cont.)

In all cases, the Company expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

Service revenues:

Revenues from services are recognized as the services are performed.

r.	Basic and diluted net income (loss) per share:

Basic net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year in accordance with ASC 260, "Earnings per share". For the years ended December 31, 2015 and 2014, all the convertible notes and warrants have been excluded from the computation of diluted net income (loss) per share, since their effect is anti-dilutive.

s.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on ASC 815, "Derivatives and hedging", as amended and related Interpretations. ASC 815 requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings (for fair value hedge transactions) or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings (for cash flow hedge transactions).

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

As of December 31, 2015 and 2014, the fair value of the outstanding forward contracts was $23 and $216, respectively, which was recorded in other accruals against financial expenses.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Recently Issued Accounting Standards:

ASU 2014-09 - Revenue from Contracts with Customers (Topic 606):
In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016). The guidance permits the use of either a retrospective or cumulative effect transition method. The Company is currently evaluating the impact of the guidance on its consolidated financial statements.

ASU 2014-15 - Presentation of Financial Statements-Going Concern (Subtopic 205-40):
In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern", which defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The pronouncement is effective for annual reporting periods ending after December 15, 2016, with early adoption permitted.

ASU 2015-15 - Interest-Imputation of Interest (Subtopic 835-30):
In April 2015, the FASB issued guidance on debt issuance costs. The guidance requires entities to present debt issuance costs related to a recognized debt liability as a direct deduction from the carrying amount of that debt in the balance sheet. This guidance does not contain guidance for debt issuance costs related to line-of-credit arrangements. Consequently, in August 2015, the FASB issued additional guidance to add paragraphs indicating that the SEC staff would not object to an entity deferring and presenting debt issuance costs related to line-of-credit arrangements as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The guidance is effective for the interim and annual periods beginning on or after December 15, 2015. The Company does not expect this guidance to have a material effect on its consolidated financial statements at the time of adoption of this standard.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Recently Issued Accounting Standards (Cont.)

ASU 2015-11 - Inventory (Topic 330):
In July 2015, the FASB issued guidance on current accounting for inventory measurement. The new guidance requires entities to measure inventory at the lower of cost or net realizable value. Net realizable value is defined by the guidance as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is permitted). The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

ASU 2015-17 - Income Taxes (Topic 740):
In November 2015, FASB issued guidance on balance sheet classification of deferred taxes. The new guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for interim and annual periods beginning after December 15, 2016 (early adoption is permitted). The Company has not yet adopted ASU 2015-17 and does not expect the adoption of this guidance to have a material impact on its consolidated financial position of results of operations.

ASU 2016-02 - Leases (Topic 842):
In February 2016, the FASB issued guidance on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, "Leases". The guidance is effective for the interim and annual periods beginning on or after December 15, 2018 (early adoption is permitted). The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

NOTE 3:-	CONTRACTS IN PROGRESS

Amounts included in the consolidated financial statements, which relate to unbilled receivables are classified as current assets. Summarized below are the components of the amounts:

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	CONTRACTS IN PROGRESS (Cont.)

Costs and estimated earnings in excess of billings on uncompleted contracts:

	December 31,
	2015	2014

Costs incurred on uncompleted contracts	$19,167	$18,417
Estimated earnings	6,465	8,544

	25,632	26,961

Less - billings and progress payments	23,425	23,287

Costs and estimated earnings in excess of billings on uncompleted contracts	2,207	3,674

Less: Long-term portion	-	(1,017)

Costs and estimated earnings in excess of billings on uncompleted contracts - Current portion	$2,207	$2,657

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2015	2014

Prepaid expenses	$146	$279
Government institutions	12	53

Advance payment to vendors	48	96

	$206	$428

NOTE 5:-	INVENTORIES

	December 31,
	2015	2014

Raw materials	$3,169	$2,891
Work in progress, net *)	2,087	2,394
Finished goods	1,309	1,366

	$6,565	$6,651

*)	Net of provision for losses on long-term contracts as of December 31, 2015 and 2014, in the amount of $27 and $0, respectively.

Write-offs of inventories for the years ended December 31, 2015, 2014 and 2013 amounted to $153, $138 and $313, respectively. The write-offs were due to slow-moving items and excess inventories and were recorded in cost of revenues.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-          LONG TERM RECEIVABLES AND DEPOSITS

	December 31,
	2015	2014

Costs and estimated earnings in excess of billings on uncompleted contracts (see Note 3)	$-	$1,017
Restricted deposits	64	330
Leasing deposits	55	47

	$119	$1,394

NOTE 7:-          PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2015	2014
Cost:

Factory building	$1,989	$1,989
Other buildings	1,291	1,366
Machinery and equipment *)	9,822	9,530
Office furniture and equipment	628	435
Leasehold improvements	300	231

	14,030	13,551
Accumulated depreciation:

Factory building	1,958	1,898
Other buildings	777	726
Machinery and equipment *)	7,743	7,693
Office furniture and equipment	353	332
Leasehold improvements	121	112

	10,952	10,761

Depreciated cost	$3,078	$2,790

*)	Includes machinery at cost of $374 and accumulated depreciation of $37, which are under operating leases to customers.

Write-offs of machinery and equipment (cost and accumulated depreciation) for the years ended December 31, 2015, 2014 and 2013 amounted to $191, $0 and $333, respectively. The write-offs are due to fully depreciated assets that are no longer in use.

Depreciation expense amounted to $651, $690 and $752 for the years ended December 31, 2015, 2014 and 2013, respectively.

As for charges, see Note 11e.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	GOODWILL

	December 31,
	2015	2014

Beginning balance	$587	$587
Impairment of Goodwill *)	(587)	-

	$-	$587

*)
During the fourth quarter of 2015, the Company determined that sufficient indicators of potential impairment existed which require goodwill impairment analysis. These indicators included the trading value of the Company's stock at the time of the impairment test, coupled with existing market conditions and business trends. Based on the step one and step two analyses, the Company recorded goodwill impairment charge in 2015, in the amount of $587.

NOTE 9:-	BANK CREDIT AND LOANS

A.	LOANS AND CONVERTIBLE NOTE FROM SHAREHOLDERS

	December 31,
	2015	2014

Loan in U.S. dollars from shareholders	$-	$5,120
Convertible note from shareholders	3,090	3,000
Less: Beneficial Conversion Feature	(1,456)	-

	$1,634	$8,120

In December 2007, the Company issued a convertible note in the amount of $3,000 to its then controlling shareholder, and warrants to purchase up to an aggregate of 1,578,947 Ordinary shares at an exercise price of $2.38 per share, exercisable for a period of five years. The convertible note had interest at the rate of six-month LIBOR+3.5% and had a conversion price of $2.09 per share. The principal was due on December 2010. In October 2010, the maturity date of the convertible note was extended to October 2012 and the expiration date of the warrants was extended to October 2014 therefore was expired. The transaction was accounted for as a modification of debt accordance with ASC 470-50, "Debt". As a result, the Company recorded a discount on the convertible note of $451. Due to the modification, the discount was amortized over the term of the extended note using the interest method.

In July 2008, the Company entered into a $1,500 loan agreement with its then controlling shareholder. The loan bears interest of LIBOR+3% payable at the beginning of each quarter. In September 2012, an amendment to the finance agreement was signed, according to which, the then controlling shareholder agreed to lend to the Company $1,148 in addition to the then remaining unpaid loan amount of $352.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	BANK CREDIT AND LOANS (Cont.)

A.	LOANS AND CONVERTIBLE NOTE FROM SHAREHOLDERS (Cont.)

The loan bears interest of LIBOR+3% which was to be payable in two equal installments of $750 each, in December 2012 and February 2013. During March 2013, $350 of the open balance due was repaid.  In August 2013, the Company and the then controlling shareholder agreed on a second amendment to the loan agreement whereby an additional $350 was provided to the Company to be repaid on December 31, 2013, and the remaining $1,150 to be repaid according to a standstill agreement. The Company repaid the $350 in February 2014.

In February 2012, the Company entered into a $3,000 loan agreement with an entity affiliated with its then controlling shareholder and another shareholder. The then controlling shareholder provided $2,700 and the other shareholder provided $300. Of such amount, $1,700 was used to repay in full an outstanding amount due. The loan bears interest at the rate of the greater of three months LIBOR+5% per annum, or 7% per annum. In March 2014, $30 was repaid to the other shareholder. As of December 31, 2014, the principal of the loan is $2,970. Interest is payable quarterly in arrears. The principal of the loan should have been repaid on February 28, 2014.

The loan provided by the then controlling shareholder is secured by a floating charge over all of the Company's assets that are subordinated to the specific and floating charges over the Company's assets that were granted to certain banks and financing institutes.

According to the standstill agreement the principal amounts of the Debt bears additional default interest rate of 5%.

As part of this loan agreement, the Company issued 1,200,000 warrants at an exercise price of $2.50 per share, exercisable for a period of three years. In September 2014, 120,000 warrants were exercised (see Note 12(b)). The transaction was accounted for as a Debt Instruments with Detachable Warrants in accordance with ASC 470-20. The total amount of discount on the loan as a result of the allocated proceeds attributable to the warrants feature amounting to $708, was amortized over the term of the loan using the effective interest method pursuant to ASC 835.

In August 2013, the Company and the then controlling shareholder agreed on an additional short-term loan of up to $1,000 (the "Loan"). The Loan bears an interest rate of LIBOR+3.5%, and was to be repaid by the Company by December 31, 2013. In September 2013, the then controlling shareholder provided the Company with $850 under the Loan. In February 2014, the Company repaid the $850 provided under this Loan.

In April 2014 the Company and the then controlling shareholder agreed on an additional short-term loan in the amount of up to $1,000. The loan bears an interest rate of LIBOR+3.5%, and was to be repaid by the Company by December 31, 2014.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	BANK CREDIT AND LOANS (Cont.)

A.	LOANS AND CONVERTIBLE NOTE FROM SHAREHOLDERS (Cont.)

In February 2013, the Company entered into a "standstill agreement" with its then controlling shareholder and another shareholder (the "parties"), according to which those shareholders would not take any action, or otherwise exercise their rights, with respect to the collection of the Debt until January 31, 2014. According to the standstill agreement, all remaining balances of unpaid loans bears additional default interest rate as originally agreed in the loan agreements.

In April 2014, the agreement was extended to January 31, 2015.

On April 27, 2015, a second amendment was approved by the parties as follows: the termination of the forbearance period was extended to the earlier of (i) August 31, 2016, or (ii) 30 days after the closing of the Offering resulting in the repayment of at least $7,500 of the Debt. Pursuant to such amendment, the default interest payable, as of and after February 1, 2015, on all outstanding principal amounts is Libor + 9%.

Following the closing of the Offering, the forbearance period was extended to August 31, 2016.

In April 2015, the Company's shareholders approved an outline for the repayment of the Debt, according to which, the Company would offer new Ordinary shares in the Offering. It was agreed that if the net proceeds of the Offering were insufficient to repay the Debt in full, the lenders would be entitled to convert some or all of the remaining Debt into Ordinary shares.

Under the terms of the outline the terms of the conversion were: (i) the minimum amount to be converted at any one time is $300 of Debt; (ii) the share issue price will be the lower of $1.00 or 15% below the preceding 7 days VWAP (volume weighted average price); and (iii) any unconverted Debt would continue to be subject to the terms of the extended standstill agreement. The Company accounted for the modification in accordance with ASC 470-50, noting the debt is considered "substantially different" and applied extinguishment accounting. Accordingly, the original debt was derecognized and the new debt was recorded at fair value, with the difference recognized as an extinguishment loss of approximately $84 with related parties in additional paid-in-capital under ASC 470-50-40-2. In addition, the above terms represented contingent conversion option, and therefore, the Company measured the contingent Beneficial Conversion Feature ("BCF") in accordance with the guidance of ASC 470-20-30-5 by using the most favorable conversion price that would be in effect at the conversion date, assuming there are no changes to the current circumstances except for the passage of time, hence used $1.00 to calculate the BCF. Accordingly, the outline resulted in a BCF in the amount of approximately $8,204, recorded as a discount to the debt with corresponding adjustment to additional paid-in-capital. Such BCF non-cash expenses are amortized through August 31, 2016, the contractual term of the debt in financial expenses, net.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	BANK CREDIT AND LOANS (Cont.)

A.	LOANS AND CONVERTIBLE NOTE FROM SHAREHOLDERS (Cont.)

In August 2015, following the Offering, the Company repaid $5,090 of the total Debt of $8,120 and $1,825 of accrued interest and its withholding taxes ($600) to the Lenders. The Company treated the repayment as extinguishment in accordance with the original terms of the debt with any gain or loss on the extinguishment recorded in additional paid-in-capital according with ASC 470-40-50-2. In effect, the contingent BCF is resolved and the only remaining BCF provided to the Lenders is of the remaining $3,090 principal amount.

As of December 31, 2015, the outstanding principal of the convertible loans amounted to $3,090, with remaining discount of $1,540. As of December 31, 2015, accrued interest amounted to $115 and included other accrued payables. Through December 31, 2015, the Company recorded discount amortization expenses in the amount of $2,684 in financial expenses, net.

B.	BANK CREDIT

	December 31,
	2015	2014

Bank Credit	$2,416	$1,589

The Company has an annual line of bank credit of $750 out of which $744 was fully utilized as of December 31, 2015, and a line of credit for customers guarantees of approximately $623, out of which $386 was utilized as of December 31, 2015. In addition, the Company may secure borrowing with one of its banks against specific accounts receivables of up to $2,250. As of December 31, 2015, the Company secured borrowings against specific accounts receivables in the amount of $1,672 (see also Note 11f).

The annual average interest rate on the lines of credit is 3.5% at December 31, 2015.

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

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2015	2014

Payroll and related accruals	$1,815	$1,476
Accrued expenses - subcontractors	79	392
Accrued expenses	565	486
Accrued interest due to shareholders loan	115	1,041
Tax authorities	224	602
Derivatives Instruments	23	216
Others	25	54

	$2,846	$4,267

NOTE 11:-        COMMITMENTS AND CONTINGENT LIABILITIES

a.	As of December 31, 2015, the Company was not a party to any legal proceedings.

b.
The Company's research and development efforts have been partially financed through royalty-bearing programs sponsored by the OCS. In return for the OCS's participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the OCS, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. As of December 31, 2015, the Company received total grants from the OCS in the amount of $5,545 including LIBOR interest.

The total amount of royalties charged to operations for the years ended December 31, 2015, 2014 and 2013 was approximately $55, $18 and $12, respectively. As of December 31, 2015, the Company's contingent liability for royalties, net of royalties paid or accrued, totaled approximately $1,500. Research and development grants received from the OCS, amounted to $0, $0 and $15 in the years ended December 31, 2015, 2014 and 2013, respectively.

c.
Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and Development Foundation ("BIRD-F"). The Company is committed to pay royalties to the BIRD-F at a rate of 5% of sales proceeds generating from projects for which the BIRD-F provided funding up to 150% of the sum financed by the BIRD-F.

The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. As of December 31, 2015, the Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $2,066. Since the Company had stated to BIRD-F that no revenues were generated from the funded projects, BIRD-F agreed that no royalties are due until future revenues, if any, are received. No royalties were charged to operations for the years ended December 31, 2015, 2014 and 2013.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	The Company's offices in Netanya, Israel are leased under a non-cancelable operating lease expiring on January 31, 2018. In addition, the Company's motor vehicles are leased under operating leases.

Annual minimum future rental commitments under these leases, at exchange rates in effect on December 31, 2015, are approximately as follows:

2016	$713
2017	577
2018	90
2019	6

$1,386

Lease expense for the years ended December 31, 2015, 2014 and 2013 was $761, $754 and $747, respectively.

e.
Floating charges have been recorded on all of the Company's assets and specific charges have been recorded on certain assets in respect of the Company's liabilities to its banks and other creditors, including its shareholders.

f.
The Company provides bank guarantees to its customers and others in the ordinary course of business. The guarantees which are provided to customers are to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers and others as of December 31, 2015, is approximately $386.

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

On April 16, 2015, the Company's shareholders approved the following:

The increase of the Company's authorized share capital by NIS 200,000 such that following the increase, the authorized share capital will equal NIS 450,000 divided into 30,000,000 Ordinary shares, par value NIS 0.015 each.

On July 30, 2015, the Company announced the closing of an underwritten public offering of 6,910,569 Ordinary shares, offered at a price to the public of $1.23 per share. The gross proceeds to the Company were $8,500, before deducting underwriting discounts and commissions and other offering costs of approximately $1,070.

See also Note 17 for subsequent events.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

Stock option plans:

In April 2015, the Company's Board of Directors approved the adoption of Israeli Employee Stock Option Plan (the "Plan"), which authorized the grant of options to purchase up to an aggregate of 3,000,000 Ordinary shares to officers, directors, consultants and key employees of the Company and its subsidiary. Options granted under the Plan expire within a maximum of ten years from adoption of the plan.

Each award agreement will provide the schedule under which such awards may be exercised (“Vesting Schedule”). The Vesting Schedule of an award will be determined by the Administrator provided that (to the extent permitted under Applicable Law) the Administrator, in its absolute discretion, shall have the authority to accelerate the vesting of any outstanding Option at such time and under such circumstances as it, in its sole discretion, deems appropriate. Subject to the Vesting Schedule, Awards may be exercised into Award Shares during the ten (10) year period from the adoption date of the Plan unless otherwise determined by the Administrator (to the extent permitted under Applicable Law and the Plan). No grants were made in 2015 under the Plan.

b.	Warrants:

During February 2012, pursuant to 2012 loan agreement (see Note 9) the Company issued warrants to purchase 1,200,000 Ordinary shares at an exercise price of $2.5 per share for a period of three years. The fair value of the warrants was based on the Black-Scholes-Merton option-pricing model, assuming a stock price of $2.04, a risk free interest of 0.41%, a volatility factor of 52.5%, dividend yield of 0% and contractual life of three years.

During September 2014, 120,000 warrants were exercised for 69,749 Ordinary shares on a cashless basis as agreed in the applicable warrant agreement. The remaining 1,080,000 warrants expired in February 2015.

NOTE 13:-	TAXES ON INCOME

a.	The Israeli corporate tax rate and real capital gains tax in Israel were 25% in 2013, 26.5% in 2014, and 26.5% in 2015.

In January 2016, the Israeli Parliament approved a reduction of the corporate rate to 25% effective as of January 1, 2016.

b.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

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

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

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

c.
As of December 31, 2015, the net operating tax loss carryforward relating to the Company in Israel amounted to approximately $62,355, including a carryforward capital loss amounting to approximately $3,400. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

As the Company believes that it is more likely than not that the deferred tax assets in respect of these carryforward losses amounting to approximately $16,803 will not be utilized, the Company recorded a full valuation allowance for the entire balance of the deferred tax asset relating to the carryforward losses.

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

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2015	2014

Net operating loss carry forward	$16,439	$16,389
Allowance and reserve	364	346

Total deferred tax assets before valuation allowance	16,803	16,735
Valuation allowance	(16,803)	(16,735)

Net deferred tax assets	$-	$-

As of December 31, 2015 and December 31, 2014, the Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carry forward and other temporary differences, since it has a history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

The Company accounts for its income tax uncertainties in accordance with ASC 740 which clarifies the accounting for uncertainties in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

As of December 31, 2015 and 2014, there were no unrecognized tax benefits that if recognized would affect the annual effective tax rate.

NOTE 14:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2015	2014	2013

Income:

Foreign currency exchange differences	$131	$208	$15
Interest on cash equivalents and restricted deposits	4	5	12

	(135)	(213)	(27)
Expenses:

Amortization of shareholders' convertible loans discount and BCF	2,684	43	489
Interest on shareholders' convertible note and loans	575	708	729
Withholding taxes on interest of convertible note and loans from shareholders	119	294	205

Bank commissions and others	149	144	292
Foreign currency exchange differences	161	271	135
Interest on loans from banks and other credit balances	21	7	84

	3,709	1,467	1,934

Total financial expenses, net	$3,574	$1,254	$1,907

NOTE 15:-	RELATED PARTY BALANCE AND TRANSACTIONS

For the year ended December 31, 2015, the Company incurred $575 in respect of interest on loans received from its shareholders.

See also Notes 9 and 17 for transactions with the Company's shareholders.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
In accordance with Statement of ASC 280, "Segment Reporting", the Company is organized and operates as one business segment, which develops, manufactures and sells ATE products, avionics equipment and aviation data acquisition and debriefing systems (see also Note 1a).

b.	Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Year ended December 31,
	2015	2014	2013

Israel	$6,062	$5,005	$4,267
Asia	3,482	6,604	5,466
North America	3,558	8,072	5,091
Latin America	1,614	2,731	6,798
Europe	148	69	139

Total	$14,864	$22,481	$21,761

c.	Major customers:

Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues are as follows:
	Year ended December 31,
	2015	2014	2013
	%

Customer A	23	10	12
Customer B	-	-	11
Customer C	9	16	20
Customer D	12	22	17
Customer E	7	13	17
Customer F	13	10	-

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

d.	Long-lived assets by geographic areas:

	December 31,
	2015	2014

Israel	$2,686	$2,820
China	392	557

	$3,078	$3,377

NOTE 17:-	SUBSEQUENT EVENTS

On May 15 2016, the Company's shareholders approved Investment Transaction, according to which a new investor (the "Investor") will become the controlling shareholder of the Company.

Pursuant to the Investment Transaction the Company will issue 17,021,277 new Ordinary shares to the Investor  in consideration for approximately 4,000, or a price per share of $0.235 In addition, the  Company will issue to the Investor warrants to purchase: (i) an additional 8,510,638 Ordinary shares at an exercise  price per Ordinary share of $0.235 (resulting in an aggregate exercise price of $2,000),  exercisable for a period of 24 months following the date of the Initial Investment and (ii) warrants to purchase an additional 7,272,727 Ordinary shares at an exercise price per Ordinary share of $0.275 (resulting in an aggregate exercise price of $2,000), exercisable for a period of 48 months following the date of the Initial Investment.

As part of the investment transaction, the Investor has agreed to grant the Company an option, exercisable in the discretion of either the Investor or the Company, to obtain a convertible loan from the Investor in the principal amount of up to $3,175, which may be used solely for the purpose of the repayment of the outstanding convertible loan and accrued interest to existing shareholders due on August 31, 2016.

During the term of the loan, the Investor will have the right, but not the obligation, at its sole discretion, to convert the then remaining convertible loan amount into Ordinary shares, par value NIS 0.015, at a price per share equal to the lower of: (i) $1.20, or (ii) a five percent (5%) discount to the FMV (the average of the closing prices of the Company's Ordinary shares over the 5 consecutive trading days ending on the last trading day prior to the date of conversion), but in no event less  than $0.235.

In addition, on May 15 2016, the Company's shareholders approved the increase of the Company's share capital to NIS 675,000. Following the increase, the authorized share capital shall equal NIS 1,125,000 divide into 75,000,000 Ordinary shares, par value NIS 0.015 each.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADA ELECTRONIC INDUSTRIES LTD.

By:	/s/ Zvi Alon
Name: Zvi Alon
Title: Chief Executive Officer
Dated:  May 16, 2016