Form 20-F
period 2016-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2017-03-27
CIK 761238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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
7 Giborei Israel Street, Netanya 4250407, Israel
(Name, telephone, facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.030 Par Value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.030 per share…    21,246,502
(As of December 31, 2016)

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

Yes ☒  No *

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

Yes *  No ☒

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statement on Form F-3, File No.333-212643 and into the registrant’s Registration Statement on Form S-8, File No. 333-213284.

INTRODUCTION

We are an Israel based defense electronics company.  We specialize in the development, manufacturing, marketing and sales of military avionics systems and inertial navigation systems for manned and unmanned aircraft, and tactical land radars for force and border protection applications.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are "forward‑looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  We urge you to consider that statements which use the terms "anticipate," "believe," "do not believe," "expect," "plan," "intend," "estimate," and similar expressions are intended to identify forward‑looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Such forward-looking statements are also included in Item 4 – "Information on the Company" and Item 5 – "Operating and Financial Review and Prospects."  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward‑looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. "Key Information - Risk Factors."

i

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data
We derived the following consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016 and the consolidated balance sheet data as of December 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this annual report.  We derived the consolidated statements of operations data for the years ended December 31, 2012 and 2013, and the consolidated balance sheet data as of December 31, 2012, 2013 and 2014 from our audited consolidated financial statements that are not included in this annual report.  . (See Item 4A. "Discontinued Operations")

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(U.S. dollars in thousands)
Revenues	$20,535	$21,007	$21,625	$14,074	$12,821
Cost of revenues	15,532	16,609	15,284	11,665	11,379
Gross profit	5,003	4,398	6,341	2,409	1,442
Research and development, net	2,423	1,459	789	693	758
Marketing and selling	1,663	1,958	2,392	2,357	2,269
General and administrative	1,802	1,683	1,667	1,513	1,814
Goodwill impairment	-	-	-	587	-
Operating income (loss)	(885)	(702)	1,493	(2,741)	(3,399)
Financial expense, net	1,153	1,901	1,256	3,577	1,521
Net income (loss) from continuing operations	(2,038)	(2,603)	237	(6,318)	(4,920)
Net income (loss) from discontinued operations	(17)	(40)	(36)	(179)	13
Net income (loss)	(2,055)	(2,643)	201	(6,497)	(4,907)
Net income (loss) attributable to non-controlling interest from discontinued operations	(4)	(8)	(7)	(36)	3
Net income (loss) attributable to RADA Electronic Industries' shareholders	(2,051)	(2,635)	208	(6,461)	(4,910)
Basic and diluted net income (loss) per Ordinary share attributable for RADA Electronic Industries' shareholders	$(0.46)	$(0.60)	$0.02	$(0.53)	$(0.35)
Weighted average number of shares used to compute basic and diluted net income (loss) per share	4,459	4,459	8,945	11,904	14,029

	As of December 31,
	2012	2013	2014	2015	2016
	(U.S. dollars in thousands)
BALANCE SHEET DATA:
Working capital (deficiency)	$1,977	$(152)	$35	$6,522	$11,106
Total assets	22,886	22,007	20,097	18,576	20,987
Short-term credits and current maturities of long-term loans	7,140	7,194	6,709	-	-
Convertible note - short term	3,000	3,000	3,000	3,090	3,175
Long-term shareholders loans, net of current maturities	-	-	-	-
Shareholders' equity	5,906	3,350	3,547	8,507	10,516

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

We incurred operating losses in four of the five years ended December 31, 2016, including a loss of $4.9 million in the year ended December 31, 2016.  We may not be able to achieve or sustain profitable operations in the future or generate positive cash flows from operations.  As of December 31, 2016, our accumulated deficit was $79 million and we had cash, cash equivalents and short-term bank deposits of $1.2 million, compared to cash, cash equivalents and short-term bank deposits of $0.7 million as of December 31, 2015.   Based on our current operations, we believe our existing funds will be sufficient to fund our operations in 2017.  To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing.  Such financing may not be available, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.

We may need to raise additional capital in the future, which may substantially dilute the holdings of our shareholders.

In order to obtain working capital for our operations and to repay the outstanding debt due to our then principal shareholder, we completed a follow-on public offering of 3,455,284 ordinary shares, offered at a price to the public of $2.46 per share on July 30, 2015. We then entered into an investment transaction with DBSI on May 18, 2016, according to which we sold 8,510,638 ordinary shares to DBSI for $4 million, reflecting a price per share of $0.47. We also issued to DBSI, without additional consideration, warrants to purchase 4,255,319 ordinary shares at an exercise price per share of $0.47 (or $2 million in the aggregate) exercisable for a period of 24 months and warrants to purchase   3,636,363 ordinary shares at an exercise price per share of $0.55 (or $2 million in the aggregate) exercisable for a period of 48 months. DBSI also agreed to provide our  company with a three- year $3,175,000 convertible  loan bearing interest of Libor plus 6%, which was funded on June 16, 2016 and was used to repay the outstanding convertible loan and accrued interest owed to an entity owned by our former principal shareholder, Mr. Howard Yeung. In November 2016, we sold 1,904,762 of our ordinary shares to The Phoenix Insurance Company Ltd. and its affiliate, Shotfut-Menayot-Israel-HaPhoenix Amitim Ltd., two Israeli institutional investors, at a price of $1.05 per share, or approximately $2 million in the aggregate. At the same time, DBSI invested an additional $1 million in our company through the exercise of 2,127,660 warrants.  As of March 2017, DBSI has paid us 1.5 million to exercise warrants to purchase 3,191,490 ordinary shares. We may need additional working capital in the future to repay our debt and fund our operations.  Such financing may not be available, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.

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

We have developed  a number of radar hardware platforms for use in combat vehicles and tactical protection applications for defense forces and border protection. In December 2014, we announced the first significant order for this product family, a $4.5 million order from the Israel Ministry of Defense. To date, we have received $11.4 million in orders for our ground radar products, but cannot assure you that  our ground radars will achieve broad market acceptance.

Reductions in defense budgets worldwide may cause a reduction in our revenues, which would adversely affect our business, operating results and financial condition.

Substantially all of our revenues are derived from the sale of products with military applications.  These revenues totaled approximately $12 million, or 100 % of our revenues in 2016, $14.1 million, or 99.9% of our revenues, in the year ended December 31, 2015 and $21.6 million, or 99.9% of our revenues, in the year ended December 31, 2014.  The defense budgets of a number of countries have declined and  may be reduced in the future.  Declines in defense budgets may result in reduced demand for our products and manufacturing services.  This would result in reduction in our core business' revenues and adversely affect our business, results of operations and financial condition.

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

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum (Brexit). The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could continue for a few years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, and has given rise to calls for certain regions within the United Kingdom to preserve their place in the European Union by separating from the United Kingdom as well as for the governments of other E.U. member states to consider withdrawal.

These developments, or the perception that any of them could occur, could have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. Any of these events would likely harm our business, operating results and financial condition.

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

A significant portion of our revenues is derived from a small number of customers. During the years ended December 31, 2016 and 2015, 83% and 71% of our revenues, respectively, were attributable to six customers. We anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers.  No assurances can be given that our customers will continue to purchase our products, that we will be successful in any bid for new contracts to provide such products, or that if we are granted subsequent orders, such orders would be of a scope comparable to the sales that we have experienced to date. If our principal customers do not continue to purchase products from us at current levels or if we do not retain such customers and we are not able to derive sufficient revenues from sales to new customers to compensate for their loss, our revenues would be reduced and adversely affect our business, cash flows, financial condition and results of operations.

We depend on suppliers of components for our products and if we are unable to obtain these components when needed, we could experience delays in the manufacturing of our products and our financial results could be adversely affected.

We acquire most of the components for the manufacturing of our products from suppliers and subcontractors, most of whom are located in Israel and the United States.  A number of these suppliers are currently the sole source of one or more components upon which we are dependent.  Suppliers of some of the components for manufacturing require us to place orders with significant lead-time to assure supply in accordance with our manufacturing requirements.  Inadequacy of operating funds may cause us to delay the placement of such orders and may result in delays in supply.  Delays in supply may significantly hurt our ability to fulfill our contractual obligations and may significantly hurt our business and result of operations.  In addition, we may not be able to continue to obtain such components from these suppliers on satisfactory commercial terms.  Temporary disruptions of our manufacturing operations would ensue if we were required to obtain components from alternative sources, which may have an adverse effect on our financial results.

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

Cyber-attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber attack, malware, computer viruses and other means of unauthorized access.  The potential liabilities associated with these events could exceed the insurance coverage we maintain.  Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors in the defense electronics market.  In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation.  To date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

We are subject to risks associated with international operations; we generate a significant portion of our sales from customers located in countries that may be adversely affected by political or economic instability and corruption.

We are  aviation and defense company with worldwide operations. Although 65% of our sales are in Israel and North America, we expect to derive an increasing portion of our sales and future growth from other regions such as Latin America, India and Central and Eastern Europe, which may be more susceptible to political or economic instability. In addition, in many less-developed markets, we rely heavily on third-party representatives , consultants and other agents for business development, marketing and distribution of our products. Many of these third-parties do not have internal compliance resources comparable to ours. Business activities in many of these markets have historically been more susceptible to corruption. If our efforts to screen third party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, which may adversely affect our reputation and our business, financial condition or results of operations.

Exports accounted for 43% of our sales in 2016, 57% of our sales in 2015 and 77% of our sales in 2014.  Our reliance on export sales subjects us to many risks inherent in engaging in international business, including:

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

In the United States, the new Trump Administration has called for substantial change to fiscal, tax and trade policies that may adversely affect our business. We cannot predict the impact, if any, of these changes to our business. However, it is possible that these changes could adversely affect our business.

In addition, as a company registered with the SEC, we are subject to the regulations imposed by the Foreign Corrupt Practices Act, or FCPA, which generally prohibits registrants and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business or obtaining an improper business benefit. We have adopted proactive procedures to promote compliance with the FCPA, but we may be held liable for actions taken by our strategic or local partners or agents even though these partners may not themselves be subject to the FCPA. Any determination that we have violated the FCPA could materially and adversely affect our business, results of operations, and cash flows.

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

Risk Factors Related to Our Ordinary Shares

Because one of our shareholders, DBSI, owns a majority of our outstanding shares, investors will not be able to affect the outcome of shareholder votes.

 DBSI currently beneficially owns 13,423,907 of our ordinary shares, or approximately 50.7% of our outstanding shares. For as long as DBSI, or any shareholder, has a controlling interest in our company, it will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, as long as DBSI has a controlling interest in our company, it will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, including the power to elect all of the members of our board of directors (except external directors, within the meaning of Israeli law), or prevent an acquisition or any other change in control of us.  Because the interests of our controlling shareholders may differ from the interests of our other shareholders, actions taken by it with respect to us may not be favorable to our other shareholders.

If we fail to maintain compliance with NASDAQ’s continued listing requirements, our shares may be delisted from the NASDAQ Capital Market.

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “RADA.”  To continue to be listed on the NASDAQ Capital Market, we need to satisfy a number of conditions, including minimum shareholders’ equity of at least $2.5 million and a minimum closing bid price per share of $1.00.  On October 1, 2015 Rada received notification from NASDAQ for not maintaining a minimum bid price of US$1.00 per share for 30 consecutive business days (Listing Rule 5550(a) (2)). We were given 180 calendar days, or until March 29, 2016, to regain compliance. On March 30, 2016, we received notification from NASDAQ that we are eligible for an additional 180 calendar days to regain compliance.  Following a reverse split of our ordinary shares, on September 29, 2016, we  regained compliance with Listing Rule 5550(a)(2) and our shares continued to be listed on the NASDAQ Capital Market.

If in the future, our share price drops again and remains under $1.00 for 30 consecutive business days, and if we are ultimately delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares..

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

Substantial future sales of our ordinary shares by our principal shareholders may depress our share price.

If our principal shareholders, sell substantial amounts of their ordinary shares, including shares registered under effective registration statements and shares issuable upon the exercise of outstanding warrants or upon the conversion of convertible notes, or if the perception exists that our principal shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.  Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate.

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

For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average quarterly value of our assets for the taxable year produce or are held for the production of passive income.  Based on certain estimates of our gross income and gross assets and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2016. There can be no assurance that we will not be considered a PFIC for any future taxable year. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.  U.S. residents should carefully read Item 10E. “Additional Information - Taxation - United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

In recent years, there have been hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Also, in recent years riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect our business, financial condition and results of operations in the future.

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

We participate from time to time in programs of the Israeli Innovation Authority (formerly the Office of the Chief Scientist) of the Israeli Ministry of Economy., or Innovation Authority , for which we receive funding for the development of technologies and products. The benefits available under these programs depend on meeting specified conditions. For more information about these programs see Item 5. “Operating and financial review and prospects – Research & Developments – Israeli Innovation Authority.”  If we fail to comply with these conditions, we may be required to pay additional penalties, make refunds and may be denied future benefits. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under these programs, and therefore these benefits may not be available to us in the future at their current levels or at all.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules. Among other things, as a foreign private issuer we may follow home country practice with regard to the composition of the board of directors, director nomination procedure, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Stock Market Rules  which require that we obtain shareholder approval for certain dilutive events such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company, and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

We develop, manufacture and sell defense electronics, including avionics solutions (including avionics for unmanned aerial vehicles), airborne data/video recording and management systems, tactical land-based radars for defense forces and border protection systems, and inertial navigation systems. In addition, while we continue to sell and support our legacy commercial aviation products and services, in 2016 we decided to actively pursue the sale of our Chinese subsidiary, Beijing Hua Rui Aircraft Maintenance and Service, Co., Ltd., known as CACS, which is the main platform of our test and repair shop activity. The results presented in this annual report were adjusted to present CACS’ results in a separate line as “Discontinued Operations”.

B. Business Overview

Industry Overview

Our activity is primarily focused on the defense electronics market.  This is a growing market that is currently a large part of the defense industry.  The defense electronics market reflects two contradictory trends, the proliferation of defense electronics, which has been offset by the significant reduction in the price of electronic systems which is reducing the dollar value of the market.  Today, new military vehicles of all kinds are equipped with significantly more electronic systems than they used to carry in the past.  The increasing usage of advanced electronics in modern vehicles, including upgrades of existing technology and the growing use of unmanned vehicles of all kinds, have provided significant growth to the market.

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

While we continued to support our legacy commercial aviation test stations in 2016, we decided to sell CACS, our main platform for our test and repair shop activity.

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

We offer the following avionics solutions:

•	Complete integrated avionics upgrade suites for fighters and mission aircraft;

•	Mission and display computers;

•	Weapon management systems;

•	Data interface and processing computers;

•	Mission data recorders and debriefing solutions;

•	HUD video cameras;

•	INS;

•	Avionics for UAVs (Interface control processors, engine control computers, Payload management computers, and others).

•	R-100F: FOG-based, navigation-grade embedded GPS-INS for fighters and helicopters;

•	R-200M: Compact, MEMS-based, multiple-sensor aided INS for UAVs and backup INS for manned aircraft;

•	MAVINS – Modular Avionics and MEMS-Based INS: A specially-designed, compact integrated solution for UAVs and disposable applications.

Our airborne products and system solutions are fully qualified and operated by leading air forces and prime integrators worldwide, such as the Israeli Air Force, or IAF, Lockheed Martin, Boeing Company, GE Aviation, HAL, Embraer, IAI, Rafael, the Chilean Air Force, Indra Systemas S.A., and many others. Our units are installed onboard F-16, F-15, A-4, Jaguar, MiG-27, Su-30MKI, Dhruv Helicopter, MiG-29, Super-Tucano and other aircraft, and onboard a continuously-growing number of UAVs.

Tactical Radars for Defense Forces and Border Protection Solutions

We develop advanced ground-based radars for tactical applications such as defense forces protection and border protection. Our pulse Doppler, software-defined radars are solid-state, fully digital, incorporate active electronically scanned array, or AESA antenna, are compact, mobile and highly reliable, provide hemispheric spatial coverage and multi-mission capabilities, and demonstrate unprecedented performance-to-price ratio.

The asymmetric and irregular conflicts in which modern armies are engaged with in recent years dictate the needs for instantaneous and real-time intelligence, minimal cycle time for target acquisition, highly accurate weapons with minimal collateral damage and discrimination between hostiles and civilians. Our tactical radars, which move with the maneuvering combat units in the field and operate on-the-move, provide the real-time knowledge of whether and from where they are threatened, detect all relevant threats, whether unfriendly fire or drones/UAVs/fighters/helicopters from any angle (including very high angles), discriminate among threats and provide the needed intelligence for any course of action, whether counter-fire or avoidance. The performance-over-price ratio of our radars makes them ideal solutions to the needs and requirements imposed by the asymmetric arena.

We have developed various radar hardware platforms: the compact hemispheric radar, or CHR, which is tailored for use in combat vehicles and short-range protection applications; and a family of multi-mission hemispheric radars, or MHRs, which are tailored for use in force and border protection applications. We offer  the MHR, the enhanced MHR, or eMHR, and the improved and enhanced MHR, or ieMHR; all share the same basic characteristics, but differ in range, size, weight, and price. For each radar platform we implement several operational missions by changing the radar operational parameters.

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

Among our customers for radar systems are leading defense forces and industries worldwide, including the Israeli MOD, IMI, Artis, Lockheed Martin, Boeing, DRS, the U.S. Navy, Indian Security Forces, Elettronica S.p.A and additional air defense prime integrators and end-users. Some of our customers have purchased a small number of our radars for evaluation and integration in their air defense and/or other systems. These may turn into larger production orders  upon  evaluation and if such systems begin full rate production.

      Business Development, Sales and Marketing

Strategy

Our business development strategy is based on the following principles:

•
Becoming a reliable and dependable supplier of sensors and sub-systems to defense system integrators and major platforms manufacturers with global sales, such as Embraer, HAL, Lockheed Martin, Boeing, IMI, IAI, Rafael, DRS and others.

•
Expanding our global business development efforts and potential customer base by engaging business development consultants and service providers in the countries and territories in which our products may be used, and actively managing this global network; and

•
Establishing strategic partnerships with leading integrators in the prime target markets for tactical radars, i.e. the US, Europe, India; such partnerships may involve indigenization and localization of our technologies to enable sales in significant quantities in these markets.

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

Israel Military Industries.  IMI is a world leader in the field of APS for land platforms and is the developer and manufacturer of the "Iron Fist" APS.  We are teamed with IMI on the integration and production of our RPS-10 radars as part of their “Iron Fist” APS solution for local and global customers.    During  2016 there was a global increase  in the interest of major forces in APS; as a result, IMI is currently engaged in extensive  efforts to integrate, test and provide its APS to customers in Europe and North America. We have sold  dozens of CHR radars to IMI support these activities.

Israel Aerospace Industries.  We actively supply avionics and test equipment to four different divisions of IAI, and in particular to the LAHAV and MALAT divisions, who are major aircraft integrators and utilize our products and services for repeated follow-on orders.

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

Rafael Advanced Defense Systems Ltd. Rafael is a world leader in the development and supply of missiles, smart weapons and pods of various types. Rafael has become a strategic customer of ours as a result of our development and production of a few advanced built-to-specification products in recent years. Recently, Rafael selected the MHR as the radar for the "Drone Dome" system that is designed to counter UAVs and drones, and is purchasing  radars from us for test and evaluation.

Boeing Defense, Space and Security. Boeing, a provider of air defense and high-energy laser systems, has acquired our MHR in 2013 for evaluation of its use as part its directed energy tactical systems. We also provide Boeing with recorders and debriefing stations for the T-45 VMTS, and have received  follow-on orders from them.

DRS Technologies, LLC. DRS is a major player in the defense electronics market in North America, with a focus on tactical systems and radars. In 2015, we signed a teaming agreement with DRS to market, sell, produce and maintain our tactical radars in the North American market. DRS has acquired a few MGR radars, and are actively promoting it as part of their system solution to counter-UAVs and drones, and for short-range air defense.

European Air Defense Integrator.  A European air defense integrator purchased a radar for integration and testing and we have signed a value-added representation agreement with it for certain countries where they have a dominant position in sales of air defense and other solutions. Military Forces. We are the sole providers of digital recorders and debriefing solutions to an air force in Latin America. We are the primary provider of recorders and debriefing solutions to a major Asian air force. Our tactical radars for air defense are under evaluation by a Far-East country’s army that has  acquired f a few units, while two other Asian forces have purchased  radars for air surveillance and counter-mortar applications. Our tactical radars are used by the US Navy/Marines as part of their ground based air defense advanced technology development program. All these military forces introduce the potential of prolonged cooperation and are strategic customers of ours.

Business Development and Marketing

Our chief executive officer, Mr. Dov Sella, leads our business development and marketing efforts.  We currently employ eight additional professionals in the marketing and sales of our products, four of them part-time.  Our program managers, chief technology officer and our engineering departments support our marketing and sales efforts with respect to proposal preparations and products demonstrations.  In addition, we have business development consultants in Israel, Europe, South America and Asia who receive success fees for sales generated by them, and four part-time consultants who assist us in the development of the North American market.

The Israeli Ministry of Defense has historically supported, and continues to support, our marketing efforts through its defense export assistance branch and through various projects for the IDF and its related divisions. There is no guarantee that this type of assistance will be available to us in the future.

We take part and present our tactical radars at the major land systems exhibitions on a regular basis, such as the Association of the United States Army (AUSA) Annual Meeting in Washington, D.C., Eurosatory in Paris, DSEI in London, and in regional exhibitions such as Seoul Aerospace & Defense, MSPO in Poland, DefExpo in India and others.

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

Principal Customers

Generally, we complete a few major transactions each year, each in an amount comprising more than 10% of our revenues for such year.  As a result, each year a significant portion of our revenues is derived from a small number of customers.  The following table sets forth our principal customers in 2014, 2015 and 2016:

	Percentage of Revenues
	2014	2015	2016
Israel Aerospace Industries	11%	24%	20%
Ministry of Defense	6%	9%	17%
RAFAEL	3%	7%	16%
Embraer S.A.	16%	10%	13%
Hindustan Aeronautics Ltd	23%	13%	11%
Lockheed Martin Corporation	14%	8%	6%

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

Geographical Markets

We sell our products to various air forces and companies worldwide.  The following table presents our revenues by geographical markets for the periods indicated:

	2014	2015	2016
Israel	23%	43%	57%
South and Latin America	13%	11%	10%
Asia	27%	20%	19%
North America	37%	25%	13%
Europe	0%	1%	1%

Competition

The markets for our products are highly competitive.  Our principal competitors include Elbit Systems Ltd., United Technologies Aerospace Systems, Honeywell International Inc., IAI, Northrop Grumman Corporation, Sagem Avionics LLC., Thales Group, Zodiac Aerospace Group and SRC Inc.  We expect to continue to face competition from these and other competitors.  Currently, all of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do.  These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us.  We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors.  Failure to do so could adversely affect our business, financial condition and results of operations.

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

Manufacturing and Quality Management

Our production plant is located in Beit She'an, Israel.  The plant is equipped to handle most of our manufacturing processes and testing requirements.  For a few specific processes we utilize outsourced resources.  This structure allows us flexibility and versatility.

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

Source and Availability of Raw Materials

We acquire most of the components for the manufacturing of our products from suppliers and subcontractors, most of whom are located in Israel and the United States.  Some of these suppliers are currently the sole source of one or more components upon which we are dependent.  Since many of our purchases require long lead-times, a delay in supply of an item can significantly delay the delivery of a product.  To date, we have not experienced any particular difficulties in obtaining timely deliveries of necessary components.  We depend on a limited number of suppliers of components for our products and if we are unable to obtain these components when needed, we would experience delays in manufacturing our products and our financial results could be adversely affected.

C. Organizational Structure

We own 80% interest in CACS, a company based in China that is engaged in aircraft repair services.  In 2010, we and our local partner in China, Tianzhu Forest Development Co., or Tianzhu, agreed that Tianzhu would divest its 20% interest and CACS would become a wholly-owned subsidiary, but  the necessary approvals for such sale have never been obtained.  Recently, we resolved to pursue a sale of our interest in our CACS subsidiary. The results presented in this annual report were adjusted to present CACS’ results in a separate line as “Discontinued Operations”.

D. Property, Plants and Equipment

We own a 30,000 square feet industrial building in Beit She'an, Israel.  The building, which includes manufacturing facilities and warehouse space, is situated on land leased from the Israel Land Authority for a period of 49 years ending in 2034.  The plant has sufficient capacity to meet our current requirements.

Our executive offices and research and development facilities are located in a 17,782 square feet office facility in Netanya, Israel.  The lease for this facility expires in January 2022.  The aggregate annual rent for our offices in Israel was approximately $320,000 in 2016.

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

Overview

We develop, manufacture and sell defense electronics including military avionics systems for manned and unmanned aircraft, inertial navigation systems, and tactical land radars for force and border protection applications. We sell and support our commercial aviation electronic products and services, mainly through CACS, our 80% -owned Chinese subsidiary. Recently, we resolved to pursue a sale of our interest in our CACS subsidiary. The results presented in this annual report were adjusted to present CACS’ results in a separate line as “Discontinued Operations”.

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

Revenue Recognition. Our revenues are mainly derived from sales of defense electronics (solid-state recorders, computers, radars, etc.) and their supporting ground systems (automated testers, data debriefing stations). Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the collection of the fee is probable. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse, unless we can objectively and reliably demonstrate that the criteria specified in the acceptance provisions are satisfied.

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

We also generate revenues from repair services using our automated test equipment, mainly through CACS (now classified as a discontinued operation). Revenues from services are recognized when the service is performed.

Impairment of Long-Lived Assets. We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount of the carrying value of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.  As of December 31, 2016 and 2015, no impairment losses have been identified

Accounting for income taxes.  On January 1, 2007, we adopted FASB ASC 740-10 "Income Taxes," which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740-10.  The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement ASC 740-10.  We provided a valuation allowance in respect to the deferred tax assets resulting from operating loss carryforwards and other temporary differences.  Our management currently believes that since our company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

Inventory valuation. The majority of our inventory consists of work in progress, raw materials and components. Inventories are valued at the lower of cost or market. Cost of finished goods is determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs. Raw material is valued using the “FIFO” method. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material items based on their potential utilization. If we consider specific inventory to be damaged, we write such inventory down to zero. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, and excess inventories. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning the future utilization of the inventory items. Inventory write-offs were $144,000, $153,000 and $138,000 as of December 31, 2016, 2015 and 2014, respectively.

Allowance for doubtful accounts. Our trade receivables are derived from sales to customers all over the world. We perform ongoing credit evaluations of our customers. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was $14,000, $2,000, $16,000 as of December 31, 2016, 2015 and 2014, respectively.

We account for stock-based compensation in accordance with the provisions of ASC 718, “Compensation - Stock Compensation”.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award.  We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing model.

The fair value of an award is affected by our stock price on the date of grant and other assumptions, including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect employees to hold their stock options.  Share-based compensation expense recognized in our consolidated statements of operations was reduced for estimated forfeitures.

Discontinued Operations. Under ASC 205, "Presentation of Financial Statements - Discontinued Operation" when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its  component are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the company's consolidated operations and the company will have no significant continuing involvement in the operations of the component. Subsequent to our determination to sell our interest in CACS, CACS’ results are accounted as discontinued operation and appear  in this annual report in a separate line item as “Discontinued Operations”.

Explanation of Key Income Statement Items

Revenues. Our revenues are mainly derived from sales of defense electronics  and their supporting ground systems.

Cost of Revenues. Cost of revenues consists primarily of salaries, raw materials, subcontractor expenses, related depreciation costs, inventories write-downs and overhead allocated to cost of revenues activities.

Marketing and Selling Expenses Marketing and selling expenses consist primarily of salaries for marketing and business development personnel, marketing activities, public relations, promotional materials, travel expenses, trade show exhibit expenses, and success fees to business development consultants.

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

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
Revenues	100%	100%	100%
Cost of revenues	70.7%	82.9%	88.7%
Gross profit	29.3%	17.1%	11.3%
Research and development, net	3.6%	4.9%	5.9%
Marketing and selling	11.1%	16.7%	17.7%
General and administrative	7.7%	14.9%	14.1%
Operating income (loss)	6.9%	(19.5)%	(26.5)%
Financial expenses, net	(5.8)%	(25.4)%	(11.9)%
Net income (loss) from continuing operations	1.1%	(44.9)%	(38.4)%
Net income (loss) from discontinued operations	(0.17)%	(1.3)%	0.1%
Net income (loss	0.93%	(46.2)%	(38.3)%
Net income (loss) attributable to non-controlling interest	(0.0)%	(0.2)%	0.0%
Net income (loss) attributable to RADA Electronic Industries' shareholders	0.9%	(45.9)%	(38.3)%

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Revenues. Our revenues decreased by 9% to $12.8 million in 2016 from $14.1 million in 2015 mainly due to delays in securing expected contracts that were delayed to later dates.

Cost of Revenues. Cost of revenues decreased by 2% to $11.4 million in 2016 from $11.7 million in 2015. The decrease in our cost of revenues is attributable to the reduction in sales .

Gross Profit. Our gross profit decreased by 40% to $1.4 million in 2016 from $2.4 million in 2015. Our gross profit margin was approximately 11.2% in 2016 and 17% in 2015. The decrease in our gross profit and gross profit margin in 2016 was mainly attributable to the decrease in revenues and the relatively lower decrease in cost of revenues.

Research and Development Expenses, Net. Our research and development expenses increased  by 9.4%  to $758,000 in 2016 from $693,000 in 2015. The relatively low level of expenditures in both 2016 and 2015 reflects  maturation of our radar products..  We expect that our research and development expenses in 2017 will remain similar to those we incurred in 2016 and we will sustain a base level of development for our existing products, as well as developing new applications for our products.

Marketing and Selling Expenses. Marketing and selling expenses decreased by 4% to approximately $2.27 million in 2016 from $2.36 million in 2015. We  maintained a similar level of marketing and selling expenses primarily due to our efforts to sell our new radar products, mainly reflected in the costs incurred  as part of our participation in field demonstrations requested by our potential customers.

General and Administrative Expenses.  General and administrative expenses decreased by 14% to approximately $1.8 million in 2016 from $2.1 million in 2015.  Our general and administrative expenses in 2015 include a $0.6 million charge due to goodwill impairment. We expect that in 2017 our general and administrative expenses will remain similar to those we incurred in 2016.

Financial Expenses, Net. Our financial expenses, net, decreased by 57% to $1.5 million in 2016 compared to $3.6 million in 2015. Our non-cash financial expense resulting from the amortization of the discount on a convertible note and loans from shareholders was $1,116,000  in 2016 compared to $2,684,000 in 2015. Our interest expense, net, was $270,000 in 2016 compared to $575,000 in 2015.  We expect that in 2017 our financial expenses will decrease in comparison to those we incurred in 2016 as our current convertible loan does have a beneficial conversion feature.

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Revenues.  Our revenues decreased by 35% to $14.1 million in 2015 from $21.6 million in 2014 mainly due to delays in securing expected contracts that were delayed to later dates.

Cost of Revenues.  Cost of revenues decreased by 24% to $11.7 million in 2015 from $15.3 million in 2014.  The decrease in our cost of revenues is attributable to the reduction in sales and the significant reduction of low margin programs in 2015  compared to 2014.  Cost of revenues as a percentage of sales  increased to 82.8% from 70.6% in 2014 due to the large reduction in overall sales.

Gross Profit.  Our gross profit decreased by 62% to $2.4 million in 2015 from $6.3 million in 2014.  Our gross profit margin was approximately 17% in 2015 and 29% in 2014.  The decrease in our gross profit and gross profit margin in 2015 was mainly attributable to the decrease in revenues and the relatively lower decrease in cost of revenues.

Research and Development Expenses, Net.  Our research and development expenses, net, decreased by 12% to approximately $0.7 million in 2015 from $0.8 million in 2014. Our research and development expenses decreased as the result of the maturation of our radar products.

Marketing and Selling Expenses. Marketing and selling expenses decreased by 1% to approximately $2.36 million in 2015 from $2.4 million in 2014.  We have maintained a similar level of marketing and selling expenses primarily due to our efforts to sell our new radar products, mainly reflected in the costs incurred  as part of our participation in field demonstrations requested by potential customers.

General and Administrative Expenses.  General and administrative expenses increased by 26% to approximately $2.1 million in 2015 from $1.7 million in 2014.  Our general and administrative expenses in 2015 include an approximately $0.6 million charge due to goodwill impairment.

Financial Expenses, Net.  Our financial expenses, net, increased by 185% to $3.6 million in 2015 compared to $1.2 million in 2014.  Our non-cash expense resulting from the amortization of the discount on a convertible note and loans from shareholders was $2,684,000 in 2015 compared to $43,000 in 2014.  Our interest expense, net, was $575,000 in 2015 compared to $708,000 in 2014. Foreign currency exchange differences, net resulted in a loss of $30,000 in 2015 compared to loss of $63, 000 in 2014, primarily due to changes in the NIS/dollar exchange rate.

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

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at a rate of 25% in 2016. In December 2016, the Israeli Parliament approved a measure whereby the corporate tax rate would be reduced in two stages from 25% to 23%, starting with a corporate income tax rate of 24% beginning in January 2017 which is to be reduced to 23% beginning in January 2018.

As of December 31, 2016, our net operating loss carry forward for Israeli tax purposes was approximately $71 million, including capital loss carry forwards of approximately $3.4 million.

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

	Year Ended December 31,
	2012	2013	2014	2015	2016
NIS vs. U.S. Dollar	(2.3)%	(7.0)%	12%	0.3%	(1.5)%
Israeli Consumer Price Index	1.6%	1.8%	(0.2)%	(1)%	(0.2)%

Since exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations

Recently Issued Accounting Standards

ASU 2014-15 - Presentation of Financial Statements - Going Concern (Subtopic 205-40):

In August 2014, the FASB issued guidance on disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15), which defines management’s responsibility to evaluate whether there is substantial doubt about a company’s ability to continue as a going concern. ASU 2014-15 also provide principles and definitions that are intended to reduce diversity in the timing and content of disclosures in the financial statement footnotes. This guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. we adopted the provisions of ASU 2014-15 for the year ended December 31, 2016. The adoption of ASU 2014-15 did not have a material impact on the consolidated financial statements.

ASU 2016-09 - Compensation - Stock Compensation (Topic 718):

In March 2016, the FASB issued guidance on improvements to Employee Share-Based Payments. The standard requires among others that excess tax benefits or deficiencies for share-based payments be recorded as income tax benefit of expense, rather then within additional paid in capital, in the period the shares vest. Cash flows related to excess tax benefits will be included in operating activities instead of separately classified as a financing activity. The new guidance is effective for fiscal years beginning after December 15, 2016. Early adoption is permitted. We do not expect this guidance to have a material effect on its consolidated financial statements at the time of adoption of this standard.

ASU 2016-18 - Statement of Cash Flows (Topic 230):

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The ASU requires that the Consolidated Statement of Cash Flows explain the change in total cash and equivalents and amounts generally described as restricted cash or restricted cash equivalents when reconciling the beginning-of-period and end-of-period total amounts. The ASU also requires a reconciliation between the total of cash and equivalents and restricted cash presented on the Consolidated Statement of Cash Flows and the cash and equivalents balance presented on the Consolidated Balance Sheet. ASU 2016-18 is effective retrospectively on January 1, 2018, with early adoption permitted. We are currently evaluating the potential effect of the guidance on its consolidated financial statements.

ASU 2016-02 - Leases (Topic 842):

In February 2016, the FASB issued guidance on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e, lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively.  A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. Topic 842 supersedes the previous leases standard, ASC 840, "Leases". The guidance is effective for the interim and annual periods beginning on or after December 15, 2018 (early adoption is permitted). We are currently evaluating the potential effect of the guidance on its consolidated financial statements.

ASU 2015-11 - Inventory (Topic 330):

In July 2015, the FASB issued guidance on current accounting for inventory measurement. The new guidance requires entities to measure inventory at the lower of cost or net realizable value. Net realizable value is defined by the guidance as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is permitted). We  do not expect this guidance to have a material effect on its consolidated financial statements at the time of adoption of this standard.

ASU 2014-09 - Revenue from Contracts with Customers (Topic 606):

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606), which will replace existing requirements in U.S. GAAP, including industry-specific requirements, significantly expand the disclosure requirements and provide companies with a single revenue recognition model for recognizing revenue from contracts with customers. ASU 2014-09 also provides for additional disclosure requirements. The FASB has recently issued several amendments to the new standard, including clarification on accounting for licenses of intellectual property and identifying performance obligations. The amendments include ASU No. 2016-08, "Revenue from Contracts with Customers (Topic 606)-Principal versus Agent Considerations", which was issued in March 2016, and clarifies the implementation guidance for principal versus agent considerations in ASU 2014-09, and ASU No. 2016-10, "Revenue from Contracts with Customers (Topic 606)-Identifying Performance Obligations and Licensing", which was issued in April 2016, and amends the guidance in ASU No. 2014-09 related to identifying performance obligations and accounting for licenses of intellectual property.

The new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. While ASU 2014-09 was to be effective for annual periods and interim periods beginning after December 15, 2016, on July 9, 2015, the FASB approved the deferral of the effective date to periods beginning on or after December 15, 2017.

Accordingly, the Company intends to adopt ASU 2014-09 on January 1, 2018 and continues to deliberate the selection of the transition method. The Company has made progress toward completing the evaluation of the potential changes from adopting the new standard in its financial reporting and disclosures.  The Company expects to predominantly complete the contract evaluation and validate the impact of the accounting and disclosure changes on its business processes, controls and systems during the first half of 2017, design any changes to such business processes, controls and systems by the middle of 2017, and implement the changes over the remainder of 2017.

The adoption of the new standard may primarily impact the Company's contracts where revenue is currently recognized using the percentage-of-completion units-of-delivery method, with the possible resulting impact being revenue which may be recognized earlier in the performance period as it incur costs, as opposed to when units are delivered. This change may also impact the Company's balance sheet presentation with a possible decrease in inventories, an increase in contract assets (i.e., unbilled receivables) and a net increase to retained earnings to primarily reflect the impact of converting units-of-delivery contracts to the cost-to-cost method for recognizing revenue and profits.

ASU 2016-15 - Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. In August 2016, the FASB issued guidance on the classification of Certain Cash Receipts and Cash Payments which intended to reduce diversity in practice in how certain cash receipts and cash payments are presented and classified in the Consolidated Statement of Cash Flows by providing guidance on eight specific cash flow issues. ASU 2016-15 is effective retrospectively on January 1, 2018, with early adoption permitted. We are currently evaluating the potential effect of the guidance on its consolidated cash flow statement.

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

We had working capital of $11.1 million as of December 31, 2016 compared with a working capital of $6.5 million at December 31, 2015. Cash and cash equivalents amounted to $1.2 million as of December 31, 2016 compared to $0.7 million as of December 31, 2015. Short-term and long-term bank deposits and restricted bank deposits amounted to $0.32 million as of December 31, 2016 compared to $0.68 million as of December 31, 2015.

As of December 31, 2016, we had $0.6 million of secured borrowing with a bank against specific accounts receivable. In addition, the Banks provided $0.6 million of guarantees on our behalf, mainly to our customers and suppliers in the ordinary course of business. The guarantees are secured by a first priority floating charge on all of our assets and by a fixed charge on our property in Beit She'an, unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of loss). Our agreements with the Banks prohibit us from: (i) selling or otherwise transferring any assets except in the ordinary course of business; (ii) placing a lien on our assets without the Banks' consent; or (iii) declaring dividends to our shareholders.

In April 2014, we borrowed $1.0 million from Faith Content Development Limited, or FCD, a company controlled by Mr. Yeung, who was at the time our controlling shareholder, in order to facilitate further development of our INS technology and for working capital. This loan carried interest at LIBOR + 3.5% payable at the beginning of every quarter and the principal was due on January 31, 2015. Due to our cash flow and working capital difficulties, we were not able to timely and fully make the repayment of interest and principal amounts to FCD for this loan and previous loans from FCD and Mr. Ben Zion Gruber, our director. As a result we were required to pay the default interest on account of all such loans, which were subject to acceleration. However, we entered into a standstill agreement with our lenders, according to which, except in extraordinary circumstances, no action was to be taken to accelerate the loans or to exercise their rights prior to January 31, 2014. On April 2014 and June 2015, the standstill agreement was amended and the forbearance period pursuant to such agreement was extended until August 31, 2016. Pursuant to an amendment of the standstill agreement, as of and after February 1, 2015 the default interest on all outstanding principal amounts was Libor + 9%.

On July 30, 2015, we completed a public offering of 3,455,284 ordinary shares, offered at a price to the public of $2.46 per share. We received gross proceeds of $8.5 million before deducting underwriting discounts and commissions and other offering expenses. Issuance costs amounted to approximately $1.07 million.As of December 31, 2015 the remaining principal amount of the debt owed under the Standstill Agreement was $3.09 million.

On May 15, 2016, our shareholders approved the sale to DBSI of 8,510,638 of our ordinary shares in consideration for approximately $4 million, reflecting a price per share of $0.47. In addition, we issued to DBSI warrants to purchase: (i) an additional 4,255,319 ordinary shares at an exercise price per share of $0.47 (resulting in an aggregate exercise price of $2 million), exercisable for a period of 24 months following the date of the initial investment and (ii) warrants to purchase an additional 3,636,363 shares at an exercise price per share of $0.55 (resulting in an aggregate exercise price of $2 million), exercisable for a period of 48 months following the date of the initial investment.

DBSI also granted the company an option, exercisable by either us or DBSI, for us to obtain a three -year loan in the principal amount of up to $3.175 million solely for the purpose of the repayment of the outstanding shareholders' debt. We exercised such option in June 2016 and used the funds to fully repay our outstanding shareholders' debt.

During the term of the loan which has  a three -year term, DBSI has the right, but not the obligation, at its sole discretion, to convert the then remaining convertible loan amount into ordinary shares at a price per share equal to the lower of: (i) $2.40, or (ii) a five percent (5%) discount to the FMV (the average of the closing prices of our Ordinary Shares over the 5 consecutive trading days ending on the last trading day prior to the date of conversion), but in no event less than $0.47. These additional issuances would substantially dilute the ownership interests and voting rights of our shareholders.

In connection with the DBSI transaction, we issued warrants to purchase 255,319 ordinary shares to each of Legos Advisors Ltd. and Mr. Avi Geffen as commission and finder’s fees.

On November 15, 2016, we completed a $2 million directed registered offering of 1,904,762 ordinary shares at a price per share of $1.05 to The Phoenix Insurance Company Ltd. and its affiliate, Shotfut-Menayot-Israel-HaPhoenix Amitim Ltd. At the same time, DBSI invested an additional $1 million in our company through the exercise of 2,127,660 warrants.

On August 29, 2016, DBSI exercised warrants to purchase 531,915 ordinary shares at an exercise price per share of $0.47 resulting in proceeds of $0.25 million to our company,

On January  17, 2017 DBSI exercised warrants to purchase 531,915 ordinary shares at an exercise price per share of $0.47 resulting in proceeds of $0.25 million to our company.

On May 15, 2016, our shareholders approved a NIS 675,000 increase to our share capital. Following the increase, our authorized share capital is NIS 1,125,000 divided into 37,500,000 ordinary shares, par value NIS 0.030 each (as adjusted to reflect the one share for two shares reverse share split effected in September 2016).

On September 13, 2016 we effected a one share for two shares reverse share split in order to meet the minimum market price requirements of the NASDAQ. All historical  share amounts have been  adjusted in this annual report to reflect that reverse split.

We made capital expenditures of $0.41 million in the year ended December 31, 2016, primarily for machinery and equipment. We currently do not have any significant capital spending or purchase commitments.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2014	2015	2016
	(U.S. dollars in thousands)
Net cash provided by (used in) operating activities from continuing operations	184	(3,018)	(4,919)
Net cash provided by (used in) investing activities from continuing operations	98	(370)	(44)
Net cash provided by (used in) financing activities from continuing operations	(528)	3,227	5,442
Net cash provided by (used in) operating activities from discontinued operations	(62)	253	298
Net cash used in investing activities from discontinued operations	(32)	(8)	(34)
Net cash provided by (used in) financing activities from discontinued operations	-	-	-
Effect of exchange rate changes on cash and cash equivalents	(11)	(116)	(133)
Increase (decrease) in cash and cash equivalents	(351)	(32)	610
Cash and cash equivalents at beginning of the year	2,137	1,786	1,754
Cash and cash equivalents at end of the year	1,786	1,754	2,364
Less cash and cash equivalents of discontinued operation at the end of the year	1,075	1,020	1,159
	711	734	1,205
Continuing Operation:

Net cash used in operating activities was $4,919,000 in 2016.  This was primarily due to our loss in 2016 and increase in inventories of   $1,503,000, an increase in trade receivables of $1,360,000 This was offset by a decrease in costs and estimated earnings in excess of billings of $403,000,.Net cash used in operating activities was $3,018,000 in 2015.  This was primarily due to our loss in 2015 and a decrease in other accounts payables and accrued expenses of $1,437,000, an increase in trade receivables of $607,000, and increase in inventories of $499,000.  This was offset by a decrease in costs and estimated earnings in excess of billings of $1,467,000, an increase in trade payables of $602,000 and a decrease in other accounts receivable and prepaid expenses of $81,000. Net cash provided by operating activities was $184,000 in 2014.  This was primarily due to a decrease in trade receivables of $1,583,000, depreciation and amortization of $575,000 and a decrease in inventories of $153,000.  This was offset by an increase in costs and estimated earnings in excess of billings of $599,000, decrease in trade payables of $1,598,000 and a decrease in other payables of $172,000.

Net cash used in investing activities was approximately $44,000 in 2016, primarily due to change in restricted deposits, net of  $356,000 which was offset by the investment of $411,000 in property, plant and equipment. Net cash used in investing activities was approximately $370,000 in 2015, primarily due to a change in restricted deposits of $6, which was offset by the investment of $366,000 in property, plant and equipment. Net cash provided by investing activities was approximately $98,000 in 2014, primarily due to a change in restricted deposits of $392,000 and offset by investment of $296,000 in property, plant and equipment.

Net cash provided by financing activities was $5,442,000 in 2016, reflecting net proceeds of $7,096,000 mainly from our transactions with DBSI and  The Phoenix Insurance Company Ltd. and its affiliate, the net repayment of $2,988,000 of shareholders loans and a decrease in short-term bank credit of $1,841,000. Net cash provided by financing activities was $3,227,000 in 2015, reflecting the issuance of ordinary shares in a public offering that provided us with net proceeds of $7,430,000, the net repayment of $5,030,000 of shareholders loans and an increase in short-term bank credit of $827,000. Net cash used in financing activities was $528,000 in 2014, reflecting net repayment of $230,000 from a shareholder loans transaction and a decrease in short-term bank credit of $298,000

Discontinued Operation:

Net cash provided by operating activities from discontinued operations was $298,000 in 2016.  This was primarily due to a decrease in inventories of $29,000 and decrease in trade receivables of $148,000. This was offset by an increase in trade payables of $44,000. Net cash provided by operating activities from discontinued operations was $253,000 in 2015. This was primarily due to depreciation of $ 101,000. Net cash used in operating activities from discontinued operations was $62,000 in 2014. This was primarily due to an increase in trade receivables of $148,000, and an increase in inventories of $43,000.  This was offset by depreciation of $116,000

Net cash used in investing activities from discontinued operations was approximately $34,000 in 2016, due to investment of $34,000 in property, plant and equipment. Net cash used in investing activities from discontinued operations was approximately $8,000 in 2015, due to investment of $8,000 in property, plant and equipment. Net cash used in investing activities from discontinued operations was approximately $32,000 in 2014, due to investment of $32,000 in property, plant and equipment

As a result of the foregoing, at December 31, 2016, we had a working capital of $11,106,000 and cash and cash equivalents of $1,205,000 as compared to working capital of $6,522,000 and cash and cash equivalents of $734,000 at December 31, 2015.

We expect to fund our short-term liquidity needs in 2017, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from our cash and cash equivalents, operating cash flow and our credit facilities. We project that our current cash and cash equivalents, credit facilities and our expected cash flow from operations, together with a commitment from our controlling shareholder to financially support us as needed, will be sufficient to meet our cash requirements at least through april 2018.

C. Research and Development, Patents and Licenses

Research and Development

Our research and development investments focus on improvements to our existing products and the development of complementary products that would provide continued support for our current customers and would improve our capability to market our products to new customers. In 2016, 2015 and 2014 we incurred $0.8 million, $0.7 million and $0.8 million, respectively, of research and development expenses, net. The vast majority of these expenses are attributable to the development of our radars. In 2017, we intend to continue to invest in the research and development of new products. As of December 31, 2016, we employed 35 engineers (including 2 sub-contractors) in research and development who concentrate mainly on research and development activities generated through customer orders and to a lesser extent on internal research and development activities.

The Israel Innovation Authority ("IIA") encourages research and development by providing grants to Israeli companies, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, as amended. The terms of such grants prohibit the manufacture of the developed products outside of Israel and the transfer of technologies developed using the grants to any person without the prior written consent of the IIA. During 2012, 2011 we developed a new radar sensor for APS, partly financed by the IIA. In 2013 and 2012, we received royalty bearing grants of $15,000 and $142,000, respectively, from the IIA. Pursuant to applicable Israeli law, we are currently required to pay royalties at the rate of 3-5% of sales of products developed with certain grants received from the IIA, up to 100% of the amount of such grants, adjusted by the exchange rate with the dollar. As of December 31, 2016, our total obligation for royalty payments, net of royalties paid or accrued was approximately $1.5 million.

We were committed to pay royalties to the Israel - United States Binational Industrial Research and Development Foundation (BIRD) at the rate of 5% of the sales proceeds up to 150% of the research and development expenses financed by the foundation. Since the company had stated to BIRD that no revenues were generated from the funded projects, the foundation had agreed no royalties are due until future revenues, if any.

D. Trend Information

In 2016, our revenues decreased by approximately 9% compared to our revenues in 2015. We expect that in 2017 our revenues will be increase significantly compared to 2016.

Our future revenues will, in great measure, be dependent upon the success of our sales and marketing strategy. We are currently focusing our sales efforts on:

•	Military Avionics & INS; and

•	Tactical radar systems for force and border protection solutions.

We cannot provide any assurances that we will be successful in meeting our targets in the future.  As a result of the unpredictable business environment in which we operate, we are unable to provide any specific guidance as to sales and profitability trends.  If we are unsuccessful in our sales efforts, it is unlikely that we will be able to achieve profitability in the future and we will require additional capital

E. Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2016 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-term debt obligations	$3,226,000	$32,000	$3,194,000	-	-
Operating lease obligations	768,000	598,000	170,000	-	-
Total	$3,994,000	$630,000	$3,364,000	-	-

In addition, we have long-term liabilities for severance pay for certain employees that are calculated pursuant to Israeli law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Under Israeli law, employees are entitled to one month's salary for each year of employment or a portion thereof upon termination of employment in certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause.  As of December 31, 2016 our severance pay liability was $644,000.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Yossi Ben Shalom(2)	60	Executive Chairman of the Board of Directors
Herzle Bodinger	74	Director
Nir Cohen	44	Director
Dr. Alon Dumanis (1)(2)	67	Director
Ben Zion Gruber	58	Director
Israel Livnat(2)	65	Director
Nurit Mor (1)	73	External Director
Elan Sigal (1)(2)	49	External Director
Kineret Ya'ari	33	Director
Guy Zur	55	Director
Dov Sella	61	Chief Executive Officer
Shiri Lazarovich	42	Chief Financial Officer
Oleg Kiperman	63	Chief Technology Officer

(1) Member of the Audit and Compensation Committee
(2) Member of the Business Development Committee

Messrs. Yossi Ben Shalom, Herzle Bodinger, Nir Cohen, Israel Livnat, Mrs. Kineret Ya’ari and Mr. Guy Zur will serve as directors until our 2017 annual general meeting of shareholders. Messrs. Ben Zion Gruber and  Alon Dumanis will serve as directors until our 2018 annual general meeting of shareholders. Ms. Mor and Mr. Sigal serve as our external directors and each currently holds office for three year terms until October 21, 2018 and August 30, 2019, respectively.

Yossi Ben Shalom was appointed as a director effective as of May 18, 2016 and has served as the Chairman of our Board of Directors since June 14, 2016. Mr. Ben-Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through to 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director on numerous boards, including: NICE Systems (NICE), (computer telephony); Machteshim Agan (chemistry); and Investec Bank, among others. He also participated in the creation of TDA VC fund (a joint venture between Templeton and Tadiran) and was an active Chairman of Scopus – a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Ltd. As such, he currently serves as the Chairman of Pointer Telocation Ltd. (NASDAQ: PNTR) and Chairman of Shagrir Group Car Services Ltd. (TASE: SHGR). Mr. Ben-Shalom also serves as a director in several companies: Taldor Computer Systems (1986) Ltd.; Danel (Adir Joshua) Ltd.; D.B.S.I. Investments Ltd.; The 8 Note Production & Distribution Ltd.; Hatav Hashmini Hachadash 2000 Ltd.; Car 2 Go Ltd.; Matzman Et Merutz Milenum Ltd.; Kafrit Industries (1993) Ltd.; Ben Shalom Edna and Joseph (Holdings) Ltd.; Pulpit Rock Investments Ltd.; White Condor Holdings Ltd.; Ecommunity - Social Corporation For The Recycling Of Electronic Waste Ltd. Mr. Ben-Shalom holds a B.A. degree in Economics and an M.A. degree in Business Management from Tel Aviv University.

Herzle Bodinger served as the executive chairman of our board of directors from July 1998 until June 2016, and has since served as director. General (Res.) Bodinger first joined us in May 1997 as the chief executive officer of our U.S. subsidiary and was appointed our chief executive officer in June 1998. General Bodinger served as our chief executive officer from 1998 until 2001 and from June 2006 until July 2007. General Bodinger served as the Commander of the Israeli Air Forces from January 1992 through July 1996. During the 35 years of his service in the Israeli Defense Forces, he also served as a fighter pilot while holding various command positions. General Bodinger holds a B.A. degree in Economics and Business Administration from the Bar-Ilan University and completed the 100th Advanced Management Program at Harvard University.

Nir Cohen has served as a director since May 18, 2016. Mr. Cohen serves as Chief Financial Officer of DBSI Investments Ltd. and of its affiliate – Shiraz DS Investments Ltd. As the CFO of both DBSI and Shiraz, Mr. Cohen serves as a director in several companies: Taldor Computer Systems (1986) Ltd.; Pointer Telocation Ltd. (NASDAQ: PNTR); Danel (Adir Joshua) Ltd.; Shagrir Group Vehicle Services Ltd.(TASE: SHGR). Until December 2016 Mr. Cohen had also served  as a director in Altshuler Shaham Insurance Company Ltd.; Altshuler Shaham Investment Portfolio Management Ltd.; Altshuler Shaham Mutual Funds Management Ltd and in  Altshuler Shaham Provident Funds and Pension Ltd.. Before joining DBSI Investments, Mr. Cohen served as partner and CFO of Argoquest Holdings, LLC, a privately held U.S.-based investment company specializing in high-tech investments. Prior to joining Argoquest, Mr. Cohen served as a senior associate at Kesselman & Kesselman, an Israeli affiliate of the global accounting firm PricewaterhouseCoopers (PwC). Before joining PwC, Mr. Cohen worked as an auditor for the accounting firm KPMG in Israel. Mr. Cohen holds a B.A. degree in Accounting and Business Management from the College of Management and is a Certified Public Accountant in Israel.

Dr. Alon Dumanis has served as one of our directors since September 2015. Until December 31, 2015, Dr. Dumanis acted as the Chief Executive Officer of Crecor B.V., Docor International B.V., Docor Levi Lassen I B.V., Docor Levi Lassen II B.V. and Docor International Management Ltd., all Dutch investment companies, subsidiaries of The Van-Leer Group Foundation, and currently Dr. Dumanis is a member of the management teams of the foregoing companies. Dr. Dumanis is a  member of the board of directors of Nova Measuring Instruments (NASDAQ-NVMI) and Dr. Dumanis is currently a chairman of Aposense, a public company traded on TASE, Xsight System, Softlib, SPNano, Bondex, Clariton, DNR Imaging, and a member of the board of directors of other Hi Tech companies in Docor’s investment portfolio. Dr. Dumanis is a former member of the board of directors of Tadiran Communications (a public company traded on TASE), of El Al Israel Airlines (a public company traded on TASE), of Protalix Biotherapeutics (a public company traded on the New York Stock Exchange), and a former member of the board of directors of Inventech Investments Co. Ltd. (a public company traded on TASE), Spectronix (a public company traded on TASE) and Ice Cure (a public company traded on TASE). Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force at the rank of Brigadier General. Dr. Dumanis currently serves as chairman and member of several national steering committees and is the author of many papers published in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana, USA.

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

Israel Livnat has served as a director since May 18, 2016. Mr. Livnat is the founder and Chairman of Anteo WW AG, which developed a software platform for physical-security, cyber-security safety and other business continuity applications. Mr. Livnat was the President of the Security Group at Nice Systems Ltd. from May 2006 until August 2011. Prior to joining NICE and since 2001, he served as the President and CEO of Elta Systems Ltd., the leading defense company in Israel for radar, signal intelligence and communication systems. Prior to his position with Elta, Mr. Livnat headed the MLM division of Israeli Aircraft Industries, leading the development of the Arrow weapons system, the Israeli Shavit satellite launcher and other airborne command and control systems. Before that he was VP Engineering of the MLM division and director for hardware engineering at Daisy Systems of Mountain View, California, a leading developer of hardware and software for large computer-embedded systems. Mr. Livnat holds a B.Sc. degree and a M.Sc. degree in Electrical Engineering from the Technion-Israel Institute of Technology, and an Executive MBA degree from Stanford University, California. He was awarded the prestigious Israeli Industry Prize for 2004.

Nurit Mor has served as one of our outside directors since August 2006. Ms. Mor has served as an outside director of two subsidiaries of Bank of Jerusalem since 2010, Aspen Real Estate Ltd., an Israeli public company, since September 2005 and of I.B.I Investment House Ltd., an Israeli public company, since May 2004.  From 1973 to 2003, Ms. Mor served in senior positions at the Bank of Israel, including in the public complaints and banking supervision department. Ms. Mor holds a B.A. degree in Economics and Statistics and a diploma in Business Administration from the Hebrew University of Jerusalem, and an M.A. degree in Labor Studies from Tel Aviv University.

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

Kineret Ya'ari has served as a director since May 18, 2016. Mrs. Ya’ari serves as an Economist at DBSI Investments Ltd. Mrs. Ya'ari also serves as a director of Taldor Computer Systems (1986) Ltd. and Shagrir Group Vehicle Services Ltd. (TASE: SHGR). Before joining DBSI Investments, Mrs. Ya'ari served as a senior business analyst at Giza Singer Even, a financial advisory and investment banking firm in Israel. Mrs. Ya'ari holds a B.A. degree in Economics and Management and an M.B.A. degree in Accounting and Finance from Tel Aviv University.

Guy Zur has served as a director since March 27, 2017. Mr. Zur joined the IDF in 1983 and served in the military until 2016 in a variety of positions and finished a very long career in the IDF with the rank of General . Mr. Zur served as the commander of the Ground Forces from 2013 until 2016. Between 2010 and 2013 Mr. Zur  served as the Head of the IDF Planning Division.  Between  2007  and  2010 Mr. Zur  served as the commander of the National Training Center for Ground Trainings (NTC). Mr. Zur holds a MBA from Be'er Sheva University, an alumnus of the Royal College of Defense Studies, London, and a BcS in Mechanical Engineering from Tel Aviv University.

Dov Sella has served as our chief executive officer since November 2016 and has previously, since July 2007, served as our chief business development officer. Prior to that and from January 2003, Mr. Sella served as our chief operating officer. Mr. Sella has over 20 years of senior management and product development experience. From 1982 until 1997, Mr. Sella worked for Elbit Systems Ltd., a leading Israeli defense contractor. Among his positions at Elbit, he served as director of programs, director of avionics engineering and director of business development. Between 1997 and 2000, Mr. Sella served as executive vice president and vice president of business development and vice president of research and development of UltraGuide Ltd., a medical devices start-up. During the three years prior to joining our company, Mr. Sella was the president of NeuroVision Inc., a medical technology start-up. Mr. Sella has a B.Sc. degree (cum laude) in Computer Engineering from the Technion - Israeli Institute of Technology. Mr. Sella served as a fighter aircraft navigator in the IAF.

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

Oleg Kiperman has served as our chief technology officer since July 2007. Mr. Kiperman joined us in 1984 as project manager of several embedded avionics development programs and in 2000 was named as our director of engineering. From 1982 until 1984, Mr. Kiperman served as a hardware development team leader at Tadiran Ltd. developing digital communication systems. From 1977 until 1982, Mr. Kiperman served as a senior engineer in the IAF Weapons Control Branch. Mr. Kiperman holds a B.Sc. degree in Electrical Engineering from the Technion - Israeli Institute of Technology.

B. Compensation

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose information concerning the amount and type of compensation paid to its chief executive officer, chief financial officer and the three other most highly compensated executive officers, rather than on an aggregate basis. Nevertheless, regulations promulgated under the Israeli Companies Law requires us to disclose the annual compensation of our five most highly compensated officers (or all the named executive officers if there are less than five) on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. Under the Companies Law regulations, this disclosure is required to be included in the notice of our annual meeting of shareholders each year or in a public document that accompanies such notice, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. The Companies Law regulations permit us to refer to a report filed pursuant to the laws of the country in which our shares are listed for trading that includes the required information in lieu of its inclusion in the notice of annual meeting. Because of that disclosure requirement under Israeli law, we are including such information in this annual report.

The following table includes information for the year ended December 31, 2016 concerning the five (5) most highly compensated executive officers of our company, (the figures below reflect the applicable cost of employment on an annual basis):

	Herzle Bodinger	Zvi Alon (1)	Dov Sella (2)	Oleg Kiperman	Shiri Lazarovich
Annual salary cost and other benefits ($)[3]	286,972	307,156	267,618	244,048	213,978
Total ($)	286,972	307,156	267,618	244,048	213,978

(1)
Mr. Zvi Alon served as our Chief Executive Officer from  July 2007 until  November 10, 2016, when  our Board of Directors accepted his resignation. Pursuant to his terms of employment, Mr. Alon had a 60 days' notice period, i.e., was entitled to compensation for two additional months following resignation. At the time of his resignation, Mr. Alon held options to purchase 168,750 of our ordinary shares at an exercise price of $0.90 per ordinary share, none of which options had vested as of the date his resignation was accepted by the Board of Directors. In January 2017, our shareholders approved the extension of Mr. Alon's notice period for an additional month and the acceleration of the vesting of 126,563 of the options as of his resignation date. Pursuant to the terms of our 2015 Share Option Plan, Mr. Alon was eligible to exercise such vested options (or any part thereof) within 90 days of the termination of his employment relationship. The remaining 42,187 of his options expired.

(2)
In January 2017, our shareholders approved a new employment agreement with our chief executive officer, Mr. Dov Sella, who had previously served as our chief business development officer. Mr. Sella is entitled to a monthly gross base salary of NIS 75,000. In addition to the options to purchase 131,250 ordinary shares that were granted to Mr. Sella on June 14, 2016, our shareholders approved the grant of additional options to Mr. Sella as follows: (i) options to purchase 68,750 ordinary shares at an exercise price of $1.16 per ordinary share that will vest ratably over a period of four (4) years and (ii) options to purchase 150,000 ordinary shares at an exercise price of $1.16 per ordinary share that will vest immediately instead of 99 vacation days that were accrued and redeemable for the benefit of Mr. Sella.

(3)
Includes the gross salary of the five (5) most highly compensated executive officers plus payments of (i) social benefits such as payments for savings funds, education funds, pension, severance, insurances, social security; (ii) general benefits such as car (including maintenance and gas), cell phone; and (iii) option compensation and other benefits pursuant to our company's policy; including tax gross-up in respect therewith.

Mr. Yossi Ben Shalom has served as the Executive Chairman of our Board of Directors since May 18, 2016. In January 2017, our shareholders approved that in addition to the directors' fees to be paid to all of our directors commencing as of January 1, 2017, we will pay DBSI an additional monthly payment of NIS 17,500 (approximately $4,600) for time devoted by Mr. Ben Shalom to such position. As of the first calendar year in which our consolidated audited financial statements will reflect net income (before taxes), such additional payment will be increased to NIS 35,000 (approximately $9,200).

Mr. Israel Livnat has served as a member of our Board of Directors since May 18, 2016. In January 2017, our shareholders approved a new engagement letter with Mr. Livnat, according to which he will be entitled to receive a commission of 2.5% of the net revenues received by our company with respect to specific transactions introduced to us by Mr. Livnat, subject to a detailed agreement to be entered into by Mr. Livnat and the company and the prior approval of any such transaction by the Audit Committee and the Company.

During the year ended December 31, 2016, the aggregate compensation paid to all of our executive officers and directors as a group was approximately $  1,061,973.  As of December 31, 2016, the aggregate amount set aside or accrued for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers was approximately  $282,128.

During the year ended December 31, 2016, we paid each of our outside directors a per-meeting attendance fee of NIS 1,862 (approximately $500) and an annual fee of NIS 29,270 (approximately $8,000).

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

Election of Directors

Our Articles of Association provide for a board of directors consisting no less than four (4) and no more than twelve (12) members, or such other number as may be determined from time to time at a general meeting of shareholders.  All the directors in the company must be qualified to serve as a director and the time required for such position, taking into consideration the type and size of the company and the scope and complexity of its operation.  The directors must provide the electing general meeting with a detailed declaration as to the compliance with the above-listed requirements.  Our board of directors is currently composed of ten (10) directors.

Pursuant to our Articles of Association, our directors, except for the External Directors, are elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors, and each director generally serves until the Annual General Meeting next following the Annual General Meeting at which such director was appointed, or his earlier vacation of office or removal. Except with respect to the removal of External Directors, the shareholders are entitled to remove any director(s) from office, by a simple majority of the voting power of the company represented at the meeting in person or by proxy and voting thereon. All the members of our board of directors (except the external directors as detailed below) may be reelected upon completion of their term of office. The majority of directors may appoint additional directors to fill any vacancies in the board of directors until the next annual general meeting; provided, however that the total number of directors will not exceed the maximum number, if any, fixed by or in accordance with our Articles of Association. We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors and instead follow Israeli law and practice. See Item 16G. “Corporate Governance."

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

Our board of directors has determined that Ms. Mor, Mr. Sigal and Mr. Dumanis and Mr. Guy Zur qualify as independent directors under the SEC and NASDAQ requirements and as independent directors under the Israeli Companies Law requirements.

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

Pursuant to recent amendment to the Israeli companies Law, effective as of February 2016, an audit committee that complies with the requirements of the Israeli Companies Law may act also as compensation committee. Our board of directors has determined that our audit committee complies with such requirements and therefore, commencing as of May 2016, it shall serve also as compensation committee.

The current members of our audit and compensation committee are Ms. Nurit Mor, Mr. Elan Sigal and Dr. Alon Dumanis, each of whom satisfies the "independence" requirements of both the SEC and NASDAQ. We also comply with Israeli law requirements for audit committee members. The audit committee meets at least once each quarter.

Compensation Committee. Our Board of Directors is required to appoint a compensation committee, whose role is to: (i) recommend to the board on a compensation policy for office holders and to recommend to the board, once every three years, on the approval of the continued validity of the compensation policy that was determined for a period exceeding three years; (ii) recommend an update the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve the Terms of Service and Employment of Office Holders that require the committee’s approval; and (iv) exempt a transaction from the requirement for shareholders’ approval.  The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company.  Under Israeli law, our compensation committee must consist of no less than three members, including all of our external directors (who must constitute a majority of its members of the committee), and the remainder of the members of the compensation committee must be directors whose terms of service and employment were determined pursuant to the applicable regulations.  The same restrictions on the actions and membership in the audit committee apply to the compensation committee with respect to, among other things, the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee. Our board of directors established a compensation committee composed of Ms. Nurit Mor, Mr. Elan Sigal and Dr. Alon Dumanis. In August 2016, our shareholders approved an updated compensation policy for an additional period of three years.

Business Development Committee.  In November 2016, our Board of Directors established a Business Development Committee whose role is to review and make recommendations to the Board of Directors with respect to business development strategies, plans and targets. The Business Development Committee is composed of Messrs. Yossi Ben Shalom, Israel Livnat, Alon Dumanis, Elan Sigal and Dov Sella.

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

Directors' Service Contracts

We do not have any service contracts with our directors.  However, all of our directors receive directors fees that are equal to those paid to our External Directors.  There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

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

D.    Employees

As of December 31, 2016, we employed 93 persons, of whom 35 persons were employed in research, development and engineering, 48 persons in manufacturing and logistics, 3 persons in sales and marketing, and 7 persons in administration, management and finance. All of our employees are located in Israel. In addition, CACS, our 80% owned subsidiary, employed 16 persons in China as of such date.

As of December 31, 2015, we employed 105 persons, of whom 45 persons were employed in research, development and engineering, 51 persons in manufacturing and logistics, 2 persons in sales and marketing, and 7 persons in administration, management and finance. All of our employees are located in Israel. In addition, CACS, our 80% owned subsidiary, employed 16 persons in China as of such date.

As of December 31, 2014, we employed 108 persons, of whom 45 persons were employed in research, development and engineering, 51 persons in manufacturing and logistics, 4 persons in sales and marketing, and 8 persons in administration, management and finance. All of our employees are located in Israel. In addition, CACS, our 80% owned subsidiary, employed 16 persons in China as of such date.

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

E.     Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 21, 2017 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary SharesBeneficially Owned (1)	Percentage of Ownership(2)
Yossi Ben Shalom (3)	13,423,907	50.7%
Herzle Bodinger	-
Nir Cohen	-
Alon Dumanis	-
Ben Zion Gruber	-
Israel Livnat	-
Nurit Mor	-
Elan Sigal	-
Kineret Ya'ari	-
Dov Sella	150,000	*
Shiri Lazarovich	-
Oleg Kiperman	5,000	*

All directors and executive officers as a group (12 persons)	-	*
_______
*  Less than 1%

Except as otherwise indicated, the business address of all directors and executive officers is c/o RADA Electronic Industries Ltd., 7 Giborei Israel Street, Netanya, Israel

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 21,778,418 ordinary shares issued and outstanding as of March 21, 2017.

(3)
Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI may be deemed to control DBSI and consequently share the beneficial ownership of the 13,423,907 Ordinary Shares of the company beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd., or BRYN. Mr. Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (collectively referred to as the Dotans). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which the Dotans would be entitled by virtue of their shareholdings in BRYN, with the exception of the disposition of such shares. According to the terms of the power of attorney, the Dotans are required to give notice of not less than 90 days to (i) revoke the power of attorney, thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information as of March 21, 2017, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
DBSI Investments Ltd. (3) (4)	13,423,907	50.7. %
Howard P.L. Yeung (5)	1,786,009	8%
Phoenix Insurance Company(6)	1,904,762	8.7%
Sphera Capital Ltd. (7)	1,440,504	6.6%

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

(2)	The percentages shown are based on 21,778,418 ordinary shares issued and outstanding as of March 21, 2017.

(3)
The number of Ordinary Shares beneficially owned includes 5,532,224 remaining Ordinary Shares that were initially purchased by DBSI in May 2016; 3,191,490 Ordinary Shares issued to DBSI upon exercise of warrants; and 4,700,193 issuable to DBSI upon exercise of outstanding warrants. The foregoing number of Ordinary Shares beneficially owned by DBSI excludes up to a maximum of 6,755,319 convertible loan shares potentially issuable to DBSI upon conversion of a convertible loan in an amount of $3,175,000 that was funded by DBSI to our company on June 15, 2016. The conversion price per share for the convertible loan (and, accordingly, the number of shares issuable upon conversion) is variable and will equal 95% of the average closing trading price of the Ordinary Shares during the five trading days preceding conversion (subject to a maximum conversion price of $2.40 per share and a minimum conversion price of $0.47 per share).

(4)
Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI may be deemed to control DBSI and consequently share the beneficial ownership of the 13,423,907 Ordinary Shares of the company beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd., or BRYN. Mr. Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (collectively referred to as the Dotans). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which the Dotans would be entitled by virtue of their shareholdings in BRYN, with the exception of the disposition of such shares. According to the terms of the power of attorney, the Dotans are required to give notice of not less than 90 days to (i) revoke the power of attorney, thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.

(5)
Based on a Schedule 13D/A filed by Howard P.L. Yeung on August 8, 2016. Includes 1,560,995 outstanding ordinary shares. In addition, as an admission of beneficial ownership by Mr. Howard P.L. Yeung, we are including 225,015 ordinary shares held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother Kenneth Yeung. The address of Messrs. Howard P.L. Yeung and Kenneth Yeung is 2202 Kodak House II, 39 Healthy Street, North Point, Hong Kong.

(6)
Held by The Phoenix Insurance Company Ltd. and its affiliate, Shotfut-Menayot-Israel-HaPhoenix Amitim Ltd., following a direct registered offering by the company of 1,904,762 Ordinary Shares on November 10, 2016. The address of The Phoenix Insurance Company is Derech Hashalom 53, Givataim, 5345433, Israel.

(7)
Based on a Schedule 13G filed by Sphera Capital and Mr. Ron Senator on January 19, 2017. Includes 1,260,504 Ordinary Shares and 180,000 options (each exercisable into one Ordinary Share). The securities are beneficially owned by Sphera Capital Ltd., which acts as the investment management company for Sphera Small Cap Fund Ltd. Sphera Small Cap Fund has delegated its investment management authority to Sphera Capital. In addition, Ron Senator may be considered the beneficial owner of shares held by the Sphera Small Cap Fund, since he serves as portfolio manager for Sphera Capital. The address of Ron Senator and Sphera Capital is 21 Ha'arba'ah Street, Tel Aviv 6473921, Israel.

Significant Changes in the Ownership of Major Shareholders

On April 7, 2015, Howard Yeung reported on a Schedule 13D/A that he owned directly 1,560,995 ordinary shares, representing 34.73% of our outstanding ordinary shares. On August 28, 2015, Mr. Yeung reported on a Schedule 13D/A that he owned 1,560,995 ordinary shares, representing 19.63% of our outstanding ordinary shares. This dilution was the result of our public offering conducted in July 2015. On August 8, 2016, Mr. Yeung reported that the secured convertible note in the amount of U.S. $3,000,000 issued to Mr. Yeung on December 10, 2007 was fully repaid on June 16, 2016, which reduced Mr. Yeung’s holdings on a beneficial basis, taking into account the termination of the conversion feature of the note. In addition, the issuance of 8,510,638 Ordinary Shares to DBSI Investments Ltd. in a transaction which closed on May 18, 2016, significantly diluted Mr. Yeung’s holdings to 10.85% based on 16,460,120 ordinary shares issued and outstanding as of June 14, 2016.

MMCAP International Inc. SPC reported on Schedule 13G on August 14, 2015 that it acquired ownership of 500,000 of our ordinary shares or 6.29% of our outstanding share capital. On February 16, 2016, it filed a Schedule 13G/A representing that it held 109,618 of our ordinary shares, or 1.38% of our outstanding share capital.

On June 2, 2016, DBSI t reported beneficial ownership of more than five percent (5%) of our issued and outstanding ordinary shares. DBSI purchased 8,510,638 newly issued ordinary shares as well as warrants to purchase up to 4,255,319 shares, at an exercise price of $0.47 per share, that may be exercised within 24 months following the closing, and warrants to purchase up to 3,636,363 shares, at an exercise price of $0.55 per share, that may be exercised within 48 months following the closing, as well as the right to acquire up to a maximum of 6,755,319 additional ordinary shares pursuant to the conversion by DBSI of a convertible loan in an amount of $3,175,000. These holdings amounted to a 67.4% ownership of our company. On June 15, 2016, DBSI funded the full loan amount ($3,175,000) due to the request of a special, independent committee of our board of directors. On August 29, 2016, DBSI reported that it has sold an aggregate of 166,142 of the ordinary shares that had acquired and that it had exercised warrants to purchase 531,915 ordinary shares.

On November 23, 2016, DBSI reported that it has sold an aggregate of 5,250 ordinary shares and had exercised warrants to purchase an additional 2,127,660 ordinary shares. As of December 31, 2016, DBSI held 10,889,036 shares  . On January 25, 2017, DBSI reported that it has sold an aggregate of 1,402,389 additional ordinary shares and that it had exercised warrants to purchase an additional 531,915 ordinary shares. The aggregate impact of these transactions reduced DBSI’s beneficial ownership from 61.3% to 56.0%.

On February 6, 2017, DBSI reported that it has sold an aggregate of 521,833 additional ordinary shares that had been acquired by it, thereby reducing DBSI’s beneficial ownership of our ordinary shares by more than one percent.

On November 10, 2016, The Phoenix Insurance Company Ltd. and its affiliate, Shotfut-Menayot-Israel-HaPhoenix Amitim Ltd. purchased 1,904,762 ordinary shares from us in a registered offering. As of December 31, 2016, Phoenix Insurance Company  held 1,904,762 shares

On January 19, 2017, Sphera Capital Ltd., an investment management company for Sphera Small Cap Fund Ltd., and the portfolio manager of Sphera Capital reported that they purchased 1,260,504 ordinary shares  of our company for a total beneficial ownership of 6.78% of our company.

On August 29 2016, DBSI exercised warrants to purchase 531,915 ordinary shares at an exercise price per share of $0.47 resulting in proceeds of $0.25 million to our company,

On January 17 2017 DBSI exercised warrants to purchase 531,915 ordinary shares at an exercise price per share of $0.47 resulting in proceeds of $0.25 million to our company.

Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by American Stock Transfer & Trust Company, our transfer agent, as of March 23, 2017, there were 112 holders of record of our ordinary shares, of which 99 record holders holding approximately 60% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees.

B. Related Party Transactions

In April 2014, we borrowed $1.0 million from FCD, a company controlled by Mr. Yeung, who was at the time our controlling shareholder, in order to facilitate further development of our INS technology and for working capital. This loan carried interest at LIBOR + 3.5% payable at the beginning of every quarter and the principal was due on January 31, 2015.

Due to our cash flow and working capital difficulties, we were not able to timely and fully make the repayment of interest and principal amounts to FCD for this loan and previous loans from FCD and Mr. Ben Zion Gruber, our director. As a result we were required to pay the default interest on all such loans and all such loans could have been be accelerated. However, we entered into a standstill agreement with our lenders, effective as of February 1, 2013, according to which, except in extraordinary circumstances, no action was to be taken to accelerate the loans or to exercise their rights prior to January 31, 2014. On April 2014 and June 2015, the standstill agreement was amended and the forbearance period pursuant to such agreement was extended until August 31, 2016. Pursuant to an amendment of the standstill agreement, as of and after February 1, 2015 the default interest on all outstanding principal amounts was Libor + 9%.

On July 30, 2015, we completed a public offering of 3,455,284 ordinary shares, offered at a price to the public of $2.46 per share. We received gross proceeds of $8,500,000 before deducting underwriting discounts and commissions and other offering expenses. Issuance costs amounted to approximately $1,070,000. As of December 31, 2015 the remaining principal amount of the debt owed under the standstill agreement was $3,090,000.

On May 18, 2016, we completed the sale to DBSI of 8,510,638 of our ordinary shares in consideration for approximately $4,000,000, reflecting a price per share of $0.47. In addition, we issued to DBSI warrants to purchase 4,255,319 ordinary shares at an exercise price per share of $0.47 (resulting in an aggregate exercise price of $2,000,000), exercisable for a period of 24 months following the date of the initial investment and warrants to purchase an additional 3,636,363 shares at an exercise price per share of $0.55(resulting in an aggregate exercise price of $ 2,000,000), exercisable for a period of 48 months following the date of the initial investment.

DBSI also granted our company an option, exercisable either by either us or DBSI, for us to obtain a loan in the principal amount of up to $3,175,000 solely for the purpose of the repayment of the outstanding shareholders' debt. We exercised such option in June 2016.

During the term of the loan, DBSI has the right, but not the obligation, at its sole discretion, to convert the then remaining convertible loan amount into ordinary shares at a price per share equal to the lower of: (i) $2.4, or (ii) a five percent (5%) discount to the FMV (the average of the closing prices of our ordinary shares over the 5 consecutive trading days ending on the last trading day prior to the date of conversion), but in no event less than $0.47. These additional issuances would substantially dilute the ownership interests and voting rights of our shareholders.

On November 15, 2016, DBSI invested an additional $1 million in our company through the exercise of 2,127,660 warrants. This exercise of warrants is part of DBSI’s right, described above, to purchase up to 4,255,319 ordinary shares at an exercise price of $0.470 per share, that may be exercised within 24 months following the date of the initial investment.

Form F-3 Registration Statement

Pursuant to the registration rights agreements we entered into with DBSI, we filed a registration statement on Form F-3 and a prospectus relating to the resale by DBSI, of up to 2,649,827 of our ordinary shares. The registration statement became effective on June 23, 2016.

Form S-8 Registration Statements and Reoffer Prospectus

On August 24, 2016, we filed a registration statement on Form S-8 which included a “reoffer prospectus” prepared in accordance with the requirements of Part I of Form F-3 in connection with reoffers and resales of “control securities” by certain of our officers that they acquired or will acquire by reason of the exercise of options granted or to be granted to them under our 2015 Share Option Plan. We registered 168,750 ordinary shares on behalf of Zvi Alon, our former CEO, and 131,250 ordinary shares for each of Dov Sella, Oleg Kiperman and Shiri Lazarovich.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Export Sales

Export sales constitute a significant portion of our sales. In 2016, we had approximately $5.463 million of export sales, constituting approximately 43% of our total sales. For further information regarding the allocation of our revenues by geographic region see Item 4 –“Information on the Company-Markets.”

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

B.   Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2016.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

All of the share price information provided below has been adjusted to give effect to a 1 share for 2 shares reverse share split effected on September 14, 2016.

The following table sets forth for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low
2012	$4.36	$2.00
2013	$4.20	$2.10
2014	$11.94	$2.60
2015	$5.80	$0.70
2016	$1.50	$0.56

Quarterly Stock Information

The following table sets forth for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:
2015	High	Low
First Quarter	$5.80	$3.22
Second Quarter	$5.64	$3.62
Third Quarter .	$4.34	$1.40
Fourth Quarter	$1.58	$0.70

2016	High	Low
First Quarter	$0.92	$0.56
Second Quarter	$1.40	$0.72
Third Quarter .	$1.50	$0.93
Fourth Quarter	$1.28	$1.00

2017	High	Low
First Quarter (through March 24)	$1.35	$1.14

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
September 2016	$1.19	$0.93
October 2016	$1.28	$1.00
November 2016	$1.28	$1.12
December 2016	$1.25	$1.05
January 2017	$1.35	$1.20
February 2017	$1.29	$1.17
March 2017 (through March 24)	$1.23	$1.14

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

Rights Attached to Shares

Our authorized share capital consists of 37,500,000 ordinary shares of a nominal value of NIS 0.030 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

The rights attached to the ordinary shares are as follows:

Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our articles of association provide that the declaration of a dividend requires approval of the board of directors. See Item 8A. "Financial Information – Consolidated and Other Financial Information – Dividend Distribution Policy." If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Except as otherwise required by the Israeli Companies Law , a resolution of the Shareholders shall be deemed adopted if approved by the holders of a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting.

Pursuant to our Articles of Association, our directors, except for the external directors, shall be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors, and each director shall generally serve until the Annual General Meeting next following the Annual General Meeting at which such director was appointed, or his earlier vacation of office or removal pursuant to the Articles of Association. Except with respect to the removal of external directors, the shareholders shall be entitled to remove any director(s) from office, by a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon. All the members of our Board of Directors (except the external directors) may be reelected upon completion of their term of office. For information regarding the election of external directors, see Item 6C "Directors, Senior Management and Employees - Board Practices -Election of Directors."

Rights to share in the company's profits. Our shareholders have the right, in accordance with the Board of Directors resolution, to share in our profits distributed as a dividend and any other permitted distribution. See this Item 10B. "Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Dividend Rights."

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

See Item 6C. "Directors, Senior Management and Employees - Board Practices – Approval of Related Party Transactions under Israeli Law."

Changing Rights Attached to Shares

According to the Articles of Association, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders with a simple majority of the class of shares so effected, and a simple majority vote of all classes of shares voting together as a single class at a General Meeting.

Annual and Extraordinary General Meetings

The board of directors must convene an annual meeting of shareholders at least once every calendar year, within 15 months of the last annual meeting.  Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as "Extraordinary General Meetings."  In addition, the board of directors must convene an Extraordinary General Meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.

The quorum required for a General Meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 25% of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders or to such day and at such time and place as the Chairman of the General Meeting shall determine. At the reconvened meeting, if the original meeting was convened upon the demand of one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company, the quorum will be one or more Shareholders, present in person or by proxy, and holding the number of shares required for making such requisition. In any other case the required quorum consists of any two members present in person or by proxy.

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

In addition, the purchase of 25% or more of the outstanding share capital of a company or the purchase of substantial assets of a company requires, under certain conditions the approval of the Restrictive Practices Authority.  Furthermore if the target company has received tax incentives of grants from the Innovation Authority, changes in ownership may require also the approval of the tax authorities or the Innovation Authority, as applicable.

Disclosure of Shareholders Ownership

The Israeli Securities Law and regulations promulgated thereunder do not require a company whose shares are publicly traded solely in a stock exchange outside of Israel, as in the case of our company, to disclose its share ownership.

Changes in Our Capital

Changes in our capital are subject to the approval of the shareholders at a general meeting by a simple majority of the votes of shareholders participating and voting in the general meeting.

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

General Corporate Tax Rate

The Israeli corporate tax rate was 25% in 2013 and 26.5% in 2014 and 2015. Effective January 1, 2016, the corporate tax rate was reduced to 25% in 2016. In December 2016, the Israeli Parliament approved a measure whereby the corporate tax rate would be reduced in two stages from 25% to 23%, starting with a corporate income tax rate of 24% beginning January 2017 which is to be reduced to 23% beginning January 2018.

Israeli companies are generally subject to capital gains tax at the corporate tax rate.

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

The Israeli Parliament on December 22, 2016, approved the Israeli Budgetary Law for 2017 and 2018, or the Budget Law. The Budget Law reduces the regular corporate tax rate from 25% to 24% in 2017 and 23% in 2018. The Budget Law also introduces two new tax incentive regimes for companies with qualifying operations under the Investment Law in addition to several changes to the current tax incentive regimes.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	Amortization of the cost of purchased know‑how and patents and/or right to use a patent and know-how which are used for the development or advancement of the company, over an eight-year period;

•	Accelerated depreciation rates on equipment and buildings;

•	Under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

•	Expenses related to a public offering are deductible in equal amounts over three years.

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

Under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12‑month period preceding such sale, exchange or disposition, (ii) ) or the seller, if an individual, has been present in Israel for more than 183 days (in the aggregate) during the taxable year, or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. However, under the U.S.-Israel Tax Treaty, U.S. Residents would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to limitations in U.S. laws applicable to foreign tax credits. The treaty does not relate to U.S. state or local taxes.

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

United States Federal Income Tax Consequences

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This description does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares. In addition, this description does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers;

•	financial institutions;

•	certain insurance companies;

•	investors liable for alternative minimum tax;

•	regulated investment companies, real estate investment trusts, or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax-exempt organizations;

•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar;

•	persons who hold ordinary shares through partnerships or other pass-through entities;

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

•	direct, indirect or constructive owners of investors that actually or constructively own 10% or more of our shares by vote or value; or

•	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging transaction or conversion transaction.

 If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns our ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns our ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or non-U.S. taxation. You are urged to consult your tax advisors regarding the non-U.S. and U.S. federal, state and local tax consequences of an investment in ordinary shares.

For purposes of this summary, as used herein, the term “U.S. Holder” means a person that is eligible for the benefits of the Treaty and is a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Companies” below.

Taxation of Distributions

Subject to the discussion below under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your tax basis in our ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “—Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares, at a rate not exceeding the applicable rate provided by the Treaty, will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). Israeli taxes withheld in excess of the applicable rate allowed by the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate (see discussion below). A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such U.S. Holder’s position in ordinary shares is hedged. An election to deduct foreign taxes instead of claiming foreign tax credit applies to all foreign taxes paid or accrued in the taxable year. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations (including the PFIC rules discussed below), “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates (currently at 20%). Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty, or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States (see discussion below). However, no assurance can be given that our ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a PFIC (see discussion below), in respect of certain risk-reduction transactions, or in certain other situations. The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Sale or Disposition of Ordinary Shares

Subject to the discussion of PFIC rules below, if you sell or otherwise dispose of our ordinary shares, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our ordinary shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently at 20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of our ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A cash basis U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, which would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of our ordinary shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as U.S.- source ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2015. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned an ordinary share (and under proposed Treasury regulations, a right), certain adverse consequences could apply to the U.S. Holder. Specifically, gain recognized by a U.S. Holder on a sale or other disposition of such ordinary share (or right) would be allocated ratably over the U.S. Holder’s holding period for the ordinary share (or right). The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. Holders and may result in alternative tax treatment. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the Internal Revenue Service, or the IRS, on IRS Form 8621.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains from the sale or exchange of our ordinary shares.

Backup Withholding and Information Reporting

Payments in respect of our ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 28%. Backup withholding will not apply, however, if you (i) are a corporation, or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets.” Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax advisor regarding its reporting obligation.

Any U.S. Holder who acquires more than $100,000 of our ordinary shares or holds 10% or more in vote or value of our ordinary shares may be subject to certain additional U.S. information reporting requirements.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation

F. Dividend and Paying Agents

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

Interest Rate Risk

We currently do not invest in or otherwise hold, for trading or other purposes, any financial instruments subject to market risks. We pay interest on our credit facilities, convertible notes and short-term loans based on Libor, for dollar-denominated loans, and Israeli prime or adjustment differences to the Israeli consumer price index, for some of our NIS-denominated loans. As a result, changes in the general level of interest rates may affect the amount of interest payable by us under these facilities. Accordingly, a 1% increase in the Libor rate would increase our financing expenses by approximately $31,750

Foreign Currency Exchange Risk

The depreciation of the NIS against the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). As of December 31, 2016, we had liabilities payable in NIS which are not linked to the dollar in the amount of $5.1 million and cash and receivables in the amount of $3.6 million denominated in NIS. Accordingly, 1% appreciation of the NIS against the dollar would increase our financing expenses by approximately  $87,000. A 1% depreciation of the NIS against the dollar would decrease our financing expenses by the same amount. Neither a 10% increase nor decrease in current exchange rates would have a material effect on our consolidated financial statements. However, the amount of liabilities payable and/or cash and receivables in NIS is likely to change from time to time.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2016, our internal control over financial reporting is effective.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Registered Public Accounting Firm Fees

The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global ("EY Israel").   All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31
Services Rendered:	2015	2016
Audit (1)	$81,000	$83,000
Audit -related (2)	$70,000	$17,000
Tax (3)	5,000	5,000
Total (2)	$156,000	$105,000
___________
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

EY Israel and other EY affiliates did not bill the company for services other than the fees described above for fiscal year 2016 or fiscal year 2015.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global ("EY Israel"). Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any "affiliated purchaser" of our company, has purchased any of our securities during 2016.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

Consolidated Financial Statements

Index to Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Other Comprehensive Income (loss)	F-6
Consolidated Statements of Changes in Shareholders' Equity	F-7
Consolidated Statements of Cash Flows	F-8 - F-10
Notes to Consolidated Financial Statements	F-11 - F-40

ITEM 19.    EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (2)
2.1	Specimen of Share Certificate
4.1	Compensation Policy of Office Holders (August 31, 2016) (3)
4.2	Purchase Agreement between the Registrant and DBSI Investments Ltd., dated April 14, 2016 (4)
4.3	Registration Rights Agreement between the Registrant and DBSI Investments Ltd., dated April 14, 2016 (5)

4.4	Convertible Loan Agreement between the Registrant and DBSI Investments Ltd., dated April 14, 2016 (6)

4.5	First Amendment to Convertible Loan Agreement between the Registrant and DBSI, dated May 15, 2016 (7)

4.6	Warrant to Purchase Ordinary Shares of the Registrant granted to DBSI, dated April 14, 2016 ( up to 20,105,282 ordinary shares) (8)

4.7	Warrant to Purchase Ordinary Shares of the Registrant granted to DBSI, dated April 14, 2016 (up to 7,272,727 ordinary shares) (9)

4.8	Warrant to Purchase Ordinary Shares of the Registrant granted to Legos Advisors Ltd and Avi Gefen dated April 14, 2016

4.9	Share Purchase Agreement between RADA and The Phoenix Insurance Company dated November 9, 2016(10)

4.10	Form of Indemnification Agreement of the Registrant with its officers and directors (11)

4.11	2015 Share Option Plan(12)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Calculation Linkbase Document.
101.LAB	XBRL Taxonomy Label Linkbase Document.
101.PRE	XBRL Taxonomy Presentation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

(1)	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

(2)	Filed as Annex A to our Proxy Statement on Form 6-K furnished on April 4, 2016 and incorporated herein by reference.

(3)	Filed as Exhibit A to Exhibit 99.1 to our Proxy Statement on Form 6-K furnished on July 27, 2016 and incorporated herein by reference.

(4)	Filed as Exhibit 4.4 to our Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference.

(5)	Filed as Exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference.

(6)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference.

(7)	Filed as Exhibit 4.7 to our Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference.

(8)	Filed as Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference.

(9)	Filed as Exhibit 4.8 to our report on Form 6-K furnished on June 9, 2016 and incorporated herein by reference.

(10)	Filed as Exhibit 10.1 to a Report on Form 6-K furnished on November 10, 2016 and incorporated herein by reference.

(11)	Filed as an Annex B to our Proxy Statement on Form 6-K furnished on April 4, 2016 and incorporated herein by reference.

(12)	Filed as Exhibit 4.3 to Registration Statement on Form S-8 filed on August 24, 2016 and incorporated herein by reference.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 2 Pal-Yam Blvd. Brosh Bldg. Haifa 3309502, Israel	Tel: +972-4-8654000 Fax: +972-3-5633433 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

RADA ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of RADA Electronic Industries Ltd. (the "Company") and its subsidiaries as of December 31, 2016 and 2015 and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Haifa, Israel March 27, 2017	/s/ Kost Forer Gabbay & Kasierer Kost Forer Gabbay & Kasierer A member of Ernst & Young Global

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2016	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,205	$734
Restricted deposits	317	609
Trade receivables (net of allowance for doubtful accounts of $14 and $2 at December 31, 2016 and 2015)	5,006	3,646
Costs and estimated earnings in excess of billings on uncompleted contracts (Note 3)	1,096	2,207
Other accounts receivable and prepaid expenses	349	204
Inventories, net (Note 5)	7,102	5,691
Current assets related to discontinued operations	2,254	2,288

Total current assets	17,329	15,379

LONG-TERM ASSETS:

Long-term receivables and other deposits (Note 6)	742	119

Property, plant and equipment, net (Note 7)	2,650	2,687

Long-term assets related to discontinued operations	266	391

Total assets	$20,987	$18,576

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2016	2015

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Bank credit (Note 9)	$575	$2,416
Trade payables	2,557	1,951
Convertible note and loans from shareholders, net (Note 9)	-	1,634
Other accounts payable and accrued expenses (Note 10)	1,987	2,630
Advances from customers, net	839	-
Current liabilities related to discontinued operations	265	226

Total current liabilities	6,223	8,857

LONG-TERM LIABILITIES:

Convertible loan from shareholders, net (Note 9)	3,072	-
Accrued severance pay and other long term liability	663	660

Total long-term liabilities	3,735	660

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

EQUITY:
Share capital (Note 12) -
Ordinary shares of NIS 0.03 par value - Authorized: 37,500,000 and 15,000,000 shares at December 31, 2016 and at December 31, 2015 respectively; Issued and outstanding: 21,246,502 and 7,949,444 at December 31, 2016 and at December 31, 2015 respectively.	250	146
Additional paid-in capital	89,407	82,427
Accumulated other comprehensive income	222	387
Accumulated deficit	(79,363)	(74,453)

Total RADA Electronic Industries shareholders' equity	10,516	8,507
Non-controlling interest	513	552

Total equity	11,029	9,059

Total liabilities and equity	$20,987	$18,576

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2016	2015	2014

Revenues:
Products	$11,663	$12,375	$20,927
Services	1,158	1,699	698

	12,821	14,074	21,625
Cost of revenues:
Products	10,594	11,139	15,124
Services	785	526	160

	11,379	11,665	15,284

Gross profit	1,442	2,409	6,341

Operating costs and expenses:
Research and development, net	758	693	789
Marketing and selling	2,269	2,357	2,392
General and administrative	1,814	1,513	1,667
Goodwill impairment	-	587	-

Total operating costs and expenses	4,841	5,150	4,848

Operating income (loss)	(3,399)	(2,741)	1,493
Amortization of shareholders' convertible loans discount and beneficial conversion feature (BCF)	1,116	2,684	43
Other financial expenses, net	405	893	1,213
Total financial expenses, net (Note 14)	1,521	3,577	1,256

Net income (loss) from continuing operations	(4,920)	(6,318)	237

Net income (loss) from discontinued operations	13	(179)	(36)

Net income (loss)	$(4,907)	$(6,497)	$201
Net income (loss) attributable to non-controlling interest	3	(36)	(7)
Net income (loss) attributable to RADA Electronic Industries' shareholders	(4,910)	(6,461)	208

Basic and diluted net income (loss) from continuing operations	$(0.35)	$(0.53)	$0.03
Basic and diluted net income (loss) from discontinued operations per Ordinary share	$0.00	$(0.00)	$(0.00)
Basic and diluted net income (loss)	$(0.35)	$(0.55)	$(0.02)

Weighted average number of Ordinary shares used for computing basic and diluted net income (loss) per share	14,029,346	11,904,088	8,944,803

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands
	Year ended December 31,
	2016	2015	2014

Net income (loss)	$(4,907)	$(6,497)	$201

Other Comprehensive Income (loss):
Change in foreign currency translation adjustment	(207)	(186)	(14)

Total comprehensive income (loss)	(5,114)	(6,683)	187
Less: comprehensive income (loss) attributable to non-controlling interest	(39)	(73)	(10)
Comprehensive income (loss) attributable to RADA Electronic Industries' shareholders	$(5,075)	$(6,610)	$197

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands, except share data

	Number of			Additional		Accumulated other		Non
	Ordinary	Share		paid-in		comprehensive	Accumulated	controlling	Total
	shares (**)	capital		capital		income	deficit	interest	equity

Balance at January 1,2014	4,459,285	$119		$70,884		$547	$(68,200)	$635	$3,985
Cashless exercise of Warrants	34,875	(*	)	(*	)				-
Net income (loss)							208	(7)	201
Other comprehensive loss						(11)		(3)	(14)

Balance at December 31, 2014	4,494,160	$119		$70,884		$536	$(67,992)	$625	$4,172
Issuance of Ordinary shares, net of issuance costs of $1,070	3,455,284	27		7,403		-	-	-	7,430
Beneficial conversion feature related to convertible loans from shareholders (Note 9)	-	-		4,140		-	-	-	4,140
Net loss	-	-		-		-	(6,461)	(36)	(6,497)
Other comprehensive loss						(149)	-	(37)	(186)

Balance at December 31, 2015	7,949,444	$146		$82,427		$387	$(74,453)	$552	$9,059
Beneficial conversion feature related to convertible loans from shareholders (Note 9)	-	-		123		-	-	-	123
Extinguishment of convertible loan	-	-		(359)		-	-	-	(359)
Share-based compensation to employees	-	-		111		-	-	-	111
Issuance of shares and warrants, net of issuance costs of $204	10,415,400	82		5,714		-	-	-	5,796
Exercise of warrants and conversion of convertible loan to Ordinary shares	2,881,658	22		1,391		-	-	-	1,413
Net income (loss)	-	-		-		-	(4,910)	3	(4,907)
Other comprehensive loss	-	-		-		(165)	-	(42)	(207)

Balance at December 31, 2016	21,246,502	$250		$89,407		$222	$(79,363)	$513	$11,029

(*)	Represents an amount lower than $1.
(**)	See Note 12a.

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014

Cash flows from operating activities:
Net income (loss)	$(4,907)	$(6,497)	$201
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	554	548	575
Impairment of goodwill	-	587	-
Extinguishment and amortization expenses related to beneficial conversion feature and discount of convertible loans	1,116	2,684	43
Severance pay, net	37	53	(15)
Decrease (increase) in trade receivables, net	(1,360)	(607)	1,583
Decrease (increase) in other accounts receivable and prepaid expenses	(135)	81	13
Share based compensation to employees	111	-	-
Decrease (increase) in costs and estimated earnings in excess of billings	403	1,467	(599)
Decrease (increase) in inventories	(1,503)	(499)	153
Increase (decrease) in trade payables	592	602	(1,598)
Increase (decrease) in other accounts payable, accrued expenses and advances from customers, net	173	(1,437)	(172)

Net cash provided by (used in) operating activities from continuing operations	(4,919)	(3,018)	184

Cash flows from investing activities:

Purchase of property, plant and equipment	(411)	(366)	(296)
Decrease (increase) in deposits, net	11	(10)	2
Change in restricted deposits, net	356	6	392

Net cash provided by (used in) investing activities from continuing operations	(44)	(370)	98

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Cash flows from financing activities:

Proceeds from convertible loans from shareholders	3,175	-	1,000
Issuance of Ordinary shares, net	5,796	7,430	-
Exercise of warrants	1,300	-	-
Proceeds from (repayment of) short-term bank credit, net	(1,841)	827	(298)
Repayment of short-term loans from shareholders	(2,988)	(5,030)	(1,230)

Net cash provided by (used in) financing activities from continuing operations	5,442	3,227	(528)

Net cash provided by (used in) operating activities from discontinued operations	298	253	(62)
Net cash used in investing activities from discontinued operations	(34)	(8)	(32)
Net cash provided by (used in) financing activities from discontinued operations	-	-	-

Effect of exchange rate changes of discontinued operation on cash and cash equivalents	(133)	(116)	(11)

Increase (decrease) in cash and cash equivalents	610	(32)	(351)
Cash and cash equivalents at the beginning of the year	1,754	1,786	2,137

Cash and cash equivalents at the end of the year	2,364	1,754	1,786
Less cash and cash equivalents of discontinued operation at the end of the year	1,159	1,020	1,075
	$1,205	$734	$711

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2016	2015	2014
(b)	Supplemental disclosures of cash flow activities:

	Net cash paid during the year for:

	Income taxes	$16	$15	$35

	Interest	$658	$2,106	$57

(c)	Non-cash transactions

	Conversion of convertible loan including unpaid interest	$113	$-	$-
	Transfer of inventory to property, plant and equipment	$92	$573	$37

	Purchase of property, plant and equipment in credit	$14	$62	$144

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

The Company also provides test and repair shop using its Automated Test Equipment ("ATE") products in Beijing, China, through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS" or the "subsidiary"). CACS was established with a Chinese third party, which owns the remaining 20% equity interest (see Note 1b).

The Company is organized and operates as one operating segment.

b.	Discontinued operations

During 2016, the Company committed to a plan to sell its test and repair services activity (provide through the Company's 80% owned subsidiary, CACS) in order to focus in its core business.

The results of the discontinued operations including prior periods' comparable results, assets and liabilities which have been retroactively included in discontinued operations as separate line items in the statements of operations and balance sheets, are presented below:

	Year ended December 31,
	2016	2015	2014

Revenues	$909	$790	$856
Cost of sales	698	626	660
Operating expenses	197	347	239
Operating income (loss)	14	(183)	(43)
Finance income (expenses), net	(1)	4	7

Net income (loss)	13	(179)	(36)

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

 The major classes of assets and liabilities that were classified as discontinued operations were:

	Year ended December 31,
	2016	2015

Cash and cash equivalents	$1,159	$1,020
Trade receivables	244	392
Other accounts receivable and prepaid expenses	6	2
Inventories	845	874
PROPERTY, PLANT AND EQUIPMENT, NET	266	391

Total assets of discontinued operations	2,520	2,679

Trade payables	54	10
Accrued expenses and other liabilities	211	216

Total liabilities of discontinued operations	$265	$226

c.	Revenues from major customers accounted for 83%, 84% and 83% of total revenues for the years ended December 31, 2016, 2015 and 2014, respectively (see Note 16c).

d.	Liquidity and Capital Resources:

On May 15, 2016, the Company's shareholders approved an investment transaction with new investor (the "Investor") after which the Investor has become a controlling shareholder of the Company. The Company issued 8,510,638 Ordinary shares, in consideration for an aggregate amount of approximately $4,000, or a price per each share of $0.47 (the "Initial Investment”). The Company have also issued to the Investor,  warrants to purchase: (i) 4,255,319 additional Ordinary shares at an exercise price per Ordinary share of $0.47 (resulting in an aggregate exercise price of $2,000) exercisable for a period of 24 months following the date of the Initial Investment and (ii) warrants to purchase an additional 3,636,363 Ordinary shares at an exercise price per Ordinary share of $0.55 (resulting in an aggregate exercise price of $2,000) exercisable for a period of 48 months following the date of the Initial Investment (collectively: the "Warrants").

In addition, as part of the investment transaction, the Investor has agreed to grant the Company an option, exercisable in the discretion of either the Investor or the Company, to obtain a convertible loan from the Investor in the principal amount of up to $3,175, which may be used solely for the purpose of the repayment of the outstanding convertible loan and accrued interest to existing shareholder due on August 31, 2016.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

During the term of the loan, the Investor will have the right, but not the obligation, at its sole discretion, to convert the then remaining convertible loan amount into Ordinary shares, par value NIS 0.03, at a price per share equal to the lower of: (i) $2.40, or (ii) a five percent (5%) discount to the FMV (the average of the closing prices of the Company's Ordinary shares over the 5 consecutive trading days ending on the last trading day prior to the date of conversion), but in no event less  than $0.47.

On June 16, 2016, the Company obtained the loan from the Investor and repaid the outstanding loan balance in the amount of $2,988, including accrued interest of $247 to its former controlling shareholder.

In August and November 2016, the Investor had exercised warrants for an aggregate of 2,659,575 Ordinary shares, at an exercise price of $0.47 per share, for an aggregate total consideration of $1,250.

On November 15, 2016, the Company completed a $2,000 directed registered offering of 1,904,762 Ordinary shares at a price per share of $1.05 to an additional investor.

In January 2017, subsequent to the balance sheet date, the Investor had exercised warrants to 531,915 Ordinary shares at an exercise price per share of $0.47, for a total consideration of $250.

Since incorporation, the Company incurred an accumulated deficit of $79,363. As of December 31, 2016, the Company's cash position (cash and cash equivalents) totaled approximately $2,364 (including cash and cash equivalents attributable to the discontinued operations). In addition, for the years ended December 31, 2016 and 2015, the Company had recurring losses and negative cash flow from operating activity. The Company’s current operating plan includes various assumptions concerning the level and timing of cash receipts from existing and anticipated orders in 2017, current credit facilities available, the abovementioned Initial Investment and cash outflow from operating activity and capital expenditures. Management believes that these funds together with a commitment from the Company's controlling shareholder to financially support the Company as needed, are sufficient for the Company and its subsidiaries to meet their obligations as they come due at least for a period of twelve months from the date of issuance of the consolidated financial statements.

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

The majority of the revenues of the Company are generated in U.S. dollars. In addition, substantial portions of the costs of the Company are incurred in U.S dollars.

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

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
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

Restricted cash is invested in short-term bank deposits (less than twelve months), which are mainly used as security for the Company's guarantees to customers and lines of credits with banks. The deposits are in U.S. dollars and bear a variable interest of up to 0.70%.

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

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2016, 2015 and 2014, no impairment losses have been identified.

As required by ASC 820, "Fair Value Measurement", the Company applies assumptions that market place participations would consider in determines the fair value of long-lived assets (or asset group).

i.	Research and development costs:

Research and development costs, net of participation grants, include costs incurred for research and development, are charged to the statement of operations as incurred.

The Company received royalty-bearing grants, from the Israeli Innovation Authority ("IIA") for the purpose of partially funding research and development projects. The grants are recognized as a deduction from research and development costs incurred (see also Note 11b).

j.	Income taxes:

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

The Company applies ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The adoption of ASC 740-10 did not result in a change in the Company's accumulated deficit. The Company did not record any provision in connection with ASC 740-10 as of December 31, 2016 and 2015.

k.	Severance pay:

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

Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2016, 2015 and 2014 amounted to $251, $553 and $674, respectively.

l.	Accounting for share-based compensation:

The Company accounts for share-based payment in accordance with ASC 718, "Compensation - Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's statement of operations.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for the Company's stock options granted to employees and directors was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	December 31,
	2016	2015

Dividend yield	0%	-
Risk-free interest rate	1.19%	-
Expected term (in years)	4.5	-
Volatility	80%	-

The dividend yield assumption is based on the Company's historical and expectation of future dividend payouts and may be subject to changes in the future.

The computation of expected volatility is based on realized historical share price volatility of the Company's share.

The risk-free interest rate assumption is the implied yield currently available on the U.S treasury yield zero-coupon issues with a remaining term equal to the expected life term of the Company's options.

The expected term of the options represents the period of time that the options are expected to be outstanding and is based on the simplified method, as allowed under Staff Accounting Bulletin No. 110, which is the mid-point between the vesting date and the end of the contractual of the option.

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

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
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

The following table presents the Company's assets (liabilities) measured at fair value on a recurring basis at December 31, 2016 and 2015:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$	(8)	$-	(8)

Total	$	(8)	$-	(8)

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$-	(23)	$-	(23)

Total	$-	(23)	$-	(23)

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiary to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, trade receivables and long-term receivables.

The Company's and its subsidiary's cash and cash equivalents and restricted deposits are mainly held in U.S. dollars with major banks in Israel and China. Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

The Company's and its subsidiary's trade receivables are derived from sales to large and solid organizations located mainly in the United States, Asia, Latin America and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to these amounts that the Company has determined to be doubtful of collection. The allowance is computed for specific debts and the collectability is determined based upon the Company's experience.

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

The following tables summarizes the changes in accumulated balances of other comprehensive income, net of taxes for the years ended December 31, 2016 and 2015:

	Accumulated foreign currency translation differences	Total

Balance as of December 31, 2015	$387	$387
Net current period other comprehensive loss	(165)	(165)

Balance as of December 31, 2016	$222	$222

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Accumulated foreign currency translation differences	Total

Balance as of December 31, 2014	$536	$536
Net current period other comprehensive loss	(149)	(149)

Balance as of December 31, 2015	$387	$387

p.	Warranty:

In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the estimated liability from these warranties is $35 as of December 31, 2016 and 2015.

q.	Revenue recognition:

The Company generates revenues mainly from the sale of products and from long-term fixed price contracts of defense electronics as follows: data recording and management systems, inertial navigation systems for air and land applications, avionics solutions, and avionics for UAVs, and land radar for defense forces and border protection applications. In addition, the Company provides manufacturing, development and product support services.

The Company also generates revenues from repair services using its ATE mainly through CACS. (See Note 1b)

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

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from long-term fixed price contracts which provide a substantial level of development efforts are recognized in accordance with ASC 605-35, "Construction-Type and Production-Type contracts", using contract accounting on a percentage of completion method in accordance with the "Input Method". The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. As of December 31, 2016 and 2015, the provision for estimated losses identified is $0 and $27, respectively.

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

For the years ended December 31, 2016, 2015 and 2014, all options, convertible notes and warrants have been excluded from the computation of diluted net income (loss) per share, since their effect is anti-dilutive.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
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

As of December 31, 2016 and 2015, the fair value of the outstanding forward contracts was $8 and $23, respectively, which was recorded in other accruals against financial expenses.

t.	Recently Issued Accounting Standards:

ASU 2014-15 - Presentation of Financial Statements - Going Concern (Subtopic 205-40):
In August 2014, the FASB issued guidance on disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15), which defines management’s responsibility to evaluate whether there is substantial doubt about a company’s ability to continue as a going concern. ASU 2014-15 also provide principles and definitions that are intended to reduce diversity in the timing and content of disclosures in the financial statement footnotes. This guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company adopted the provisions of ASU 2014-15 for the year ended December 31, 2016. The adoption of ASU 2014-15 did not have a material impact on the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASU 2016-09 - Compensation - Stock Compensation (Topic 718):
In March 2016, the FASB issued guidance on improvements to Employee Share-Based Payments. The standard requires among others that excess tax benefits or deficiencies for share-based payments be recorded as income tax benefit of expense, rather then within additional paid in capital, in the period the shares vest. Cash flows related to excess tax benefits will be included in operating activities instead of separately classified as a financing activity. The new guidance is effective for fiscal years beginning after December 15, 2016. Early adoption is permitted. The Company does not expect this guidance to have a material effect on its consolidated financial statements at the time of adoption of this standard.

ASU 2016-18 - Statement of Cash Flows (Topic 230):
In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The ASU requires that the Consolidated Statement of Cash Flows explain the change in total cash and equivalents and amounts generally described as restricted cash or restricted cash equivalents when reconciling the beginning-of-period and end-of-period total amounts. The ASU also requires a reconciliation between the total of cash and equivalents and restricted cash presented on the Consolidated Statement of Cash Flows and the cash and equivalents balance presented on the Consolidated Balance Sheet. ASU 2016-18 is effective retrospectively on January 1, 2018, with early adoption permitted. The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

ASU 2016-02 - Leases (Topic 842):
In February 2016, the FASB issued guidance on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e, lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively.  A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. Topic 842 supersedes the previous leases standard, ASC 840, "Leases". The guidance is effective for the interim and annual periods beginning on or after December 15, 2018 (early adoption is permitted). The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

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

ASU 2014-09 - Revenue from Contracts with Customers (Topic 606):
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606), which will replace existing requirements in U.S. GAAP, including industry-specific requirements, significantly expand the disclosure requirements and provide companies with a single revenue recognition model for recognizing revenue from contracts with customers. ASU 2014-09 also provides for additional disclosure requirements. The FASB has recently issued several amendments to the new standard, including clarification on accounting for licenses of intellectual property and identifying performance obligations. The amendments include ASU No. 2016-08, "Revenue from Contracts with Customers (Topic 606)-Principal versus Agent Considerations", which was issued in March 2016, and clarifies the implementation guidance for principal versus agent considerations in ASU 2014-09, and ASU No. 2016-10, "Revenue from Contracts with Customers (Topic 606)-Identifying Performance Obligations and Licensing", which was issued in April 2016, and amends the guidance in ASU No. 2014-09 related to identifying performance obligations and accounting for licenses of intellectual property.

The new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. While ASU 2014-09 was to be effective for annual periods and interim periods beginning after December 15, 2016, on July 9, 2015, the FASB approved the deferral of the effective date to periods beginning on or after December 15, 2017.

Accordingly, the Company intends to adopt ASU 2014-09 on January 1, 2018 and continues to deliberate the selection of the transition method. The Company has made progress toward completing the evaluation of the potential changes from adopting the new standard in its financial reporting and disclosures.  The Company expects to predominantly complete the contract evaluation and validate the impact of the accounting and disclosure changes on its business processes, controls and systems during the first half of 2017, design any changes to such business processes, controls and systems by the middle of 2017, and implement the changes over the remainder of 2017.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The adoption of the new standard may primarily impact the Company's contracts where revenue is currently recognized using the percentage-of-completion units-of-delivery method, with the possible resulting impact being revenue which may be recognized earlier in the performance period as it incur costs, as opposed to when units are delivered. This change may also impact the Company's balance sheet presentation with a possible decrease in inventories, an increase in contract assets (i.e., unbilled receivables) and a net increase to retained earnings to primarily reflect the impact of converting units-of-delivery contracts to the cost-to-cost method for recognizing revenue and profits.

ASU 2016-15 - Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. In August 2016, the FASB issued guidance on the classification of Certain Cash Receipts and Cash Payments which intended to reduce diversity in practice in how certain cash receipts and cash payments are presented and classified in the Consolidated Statement of Cash Flows by providing guidance on eight specific cash flow issues. ASU 2016-15 is effective retrospectively on January 1, 2018, with early adoption permitted. The Company is currently evaluating the potential effect of the guidance on its consolidated cash flow statement.

NOTE 3:-  CONTRACTS IN PROGRESS

Amounts included in the consolidated financial statements, which relate to unbilled receivables are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Summarized below are the components of the amounts:

 Costs and estimated earnings in excess of billings on uncompleted contracts:

	December 31,
	2016	2015

Costs incurred on uncompleted contracts	$21,616	$19,167
Estimated earnings	9,067	6,465

	30,683	25,632
Less - billings and progress payments	28,879	23,425

Costs and estimated earnings in excess of billings on uncompleted contracts	1,804	2,207

Less: Long-term portion	708	-

Costs and estimated earnings in excess of billings on uncompleted contracts - Current portion	$1,096	$2,207

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2016	2015

Prepaid expenses	$248	$146
Government authorities	51	12

Advance payments to vendors	50	46

	$349	$204

NOTE 5:-  INVENTORIES

	December 31,
	2016	2015

Raw materials	$2,873	$2,323
Work in progress, net *)	3,032	2,087
Finished goods	1,197	1,281

	$7,102	$5,691

*) Net of provision for losses on long-term contracts as of December 31, 2016 and 2015, in the amount of $0 and $27, respectively.

Write-offs of inventories for the years ended December 31, 2016, 2015 and 2014 amounted to $144, $153 and $138, respectively. The write-offs were due to slow-moving items and excess inventories and were recorded in cost of revenues.

NOTE 6:-     LONG TERM RECEIVABLES AND OTHER DEPOSITS

	December 31,
	2016	2015

Costs and estimated earnings in excess of billings on uncompleted contracts (see Note 3)	$708	$-
Restricted deposits	-	64
Leasing deposits	34	55

	$742	$119

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-  PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2016	2015
Cost:

Factory building	$1,989	$1,989
Machinery and equipment *)	8,821	8,419
Office furniture and equipment	657	556
Leasehold improvements	241	227

	11,708	11,191
Accumulated depreciation:

Factory building	1,974	1,958
Machinery and equipment *)	6,658	6,144
Office furniture and equipment	296	281
Leasehold improvements	130	121

	9,058	8,504

Depreciated cost	$2,650	$2,687

*)
Includes machinery at cost of $374 as of December 31, 2016 and 2015, and accumulated depreciation of $74 and $37 as of December 31, 2016 and 2015, respectively, which are under operating leases to customers.

Write-offs of machinery and equipment (cost and accumulated depreciation) for the years ended December 31, 2016, 2015 and 2014 amounted to $0, $191 and $0, respectively. The write-offs are due to fully depreciated assets that are no longer in use.

 Depreciation expense amounted to $554, $548 and $575 for the years ended December 31, 2016, 2015 and 2014, respectively.

As for charges, see Note 11d.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	GOODWILL

	December 31,
	2016	2015

Opening balance	$-	$587
Impairment of Goodwill	-	(587)

	$-	$-

In 2015, the Company determined that sufficient indicators of potential impairment existed which require goodwill impairment analysis. These indicators included the trading value of the Company's stock at the time of the impairment test, coupled with existing market conditions and business trends. Based on the step one and step two analyses, the Company recorded goodwill impairment charge in 2015, in the amount of $587.

NOTE 9:-	BANK CREDIT AND LOANS

A.	Loans and convertible note from shareholders

	December 31,
	2016	2015

Convertible note from shareholders	$3,175	$3,090
Less: Beneficial Conversion Feature	(103)	(1,456)

	$3,072	$1,634

In May 2016, as part of the investment transaction (see Note 1d), the Investor has agreed to grant the Company an option, exercisable in the discretion of either the Investor or the Company, to obtain a convertible loan from the Investor in the principal amount of up to $3,175, which may be used solely for the purpose of the repayment of the outstanding convertible loan and accrued interest to existing shareholders due on August 31, 2016. The convertible loan bears interest of LIBOR+6%, which paid on a quarterly basis.

On June 16, 2016, the Company obtained the loan from the Investor and repaid an outstanding loan balance in the amount of $2,988 and accrued interest of $247 to its former controlling shareholder.

On August 21, 2016, a shareholder of the Company converted the then outstanding loan balance in the amount of $102 and accrued interest of $11 into 115,700 Ordinary shares.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	BANK CREDIT AND LOANS (Cont.)

A.	Loans and convertible note from shareholders (Cont.):

During the term of the loan, the Investor will have the right, but not the obligation, at its sole discretion, to convert the then remaining convertible loan amount into Ordinary shares, par value NIS 0.03, at a price per share equal to the lower of: (i) $2.40, or (ii) a five percent (5%) discount to the FMV (the average of the closing prices of the Company's Ordinary shares over the 5 consecutive trading days ending on the last trading day prior to the date of conversion), but in no event less  than $0.47.

The Company accounted for the repayment of the then outstanding loan as extinguishment of convertible debt instrument with beneficial conversion feature in accordance with ASC 470-20-40-3. As a result, the Company recorded the amount of the requisition price to be allocated to the repurchase of the beneficial conversion feature in the amount of $359 against additional-paid-in capital and recognized a loss from extinguishment of $37. In addition, the Company recorded a beneficial conversion feature related to the convertible loan as debt discount in the amount of $123. The discount is amortized over the term of the convertible loan using the interest method.

Amortization of shareholders' convertible loans discount and beneficial conversion feature expenses amounted to $1,116, $2,684 and $43 for the years ended December 31, 2016, 2015 and 2014, respectively.

B.	Bank Credit

	December 31,
	2016	2015

Bank Credit	$575	$2,416

The Company may secure borrowing with one of its banks against specific accounts receivables of up to $2,250, out of which, $575 was utilized as of December 31, 2016. The annual average interest rate on the lines of credit is LIBOR + 3.5% at December 31, 2016. In addition, the Company has a line of credit for customers guarantees of $633, which was fully utilized as of December 31, 2016. The guarantees are secured by a first priority floating charge on all of the Company's assets and, unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of loss).

The agreements with the banks prohibit the Company from: (i) selling or otherwise transferring any assets except in the ordinary course of business, (ii) placing a lien on the Company's assets without the bank's consent, or (iii) declaring dividend to its shareholders.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2016	2015

Payroll and related accruals	$1,269	$1,700
Accrued expenses – subcontractors	129	79
Accrued expenses	447	464
Accrued interest due to shareholders loan	71	115
Tax authorities	31	224
Derivatives instruments	8	23
Others	32	25

	$1,987	$2,630

NOTE 11:-   COMMITMENTS AND CONTINGENT LIABILITIES

a.	As of December 31, 2016, the Company was not a party to any legal proceedings.

b.
The Company's research and development efforts have been partially financed through royalty-bearing programs sponsored by the IIA. In return for the IIA's participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the IIA, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. As of December 31, 2016, the Company received total grants from the IIA in the amount of $5,545, including LIBOR interest.

The total amount of royalties charged to operations for the years ended December 31, 2016, 2015 and 2014, were approximately $130, $55 and $18, respectively. As of December 31, 2016, the Company's contingent liability for royalties, net of royalties paid or accrued, totaled approximately $1,469.

There were no research and development grants received from the IIA in the years ended December 31, 2016, 2015 and 2014.

c.
The Company's offices in Netanya, Israel, are leased under a non-cancelable operating lease expiring on January 31, 2018. In March 2017, subsequent to the balance sheet date, the Company extended the lease period until January 31, 2022. In addition, the Company's motor vehicles are leased under operating leases.

Annual minimum future rental commitments under these leases, at exchange rates in effect on December 31, 2016, are approximately as follows:

2017	$598
2018	148
2019	22

$768

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-   COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Lease expenses for the years ended December 31, 2016, 2015 and 2014, were $707, $761 and $754, respectively.

d.
Floating charges have been recorded on all of the Company's assets and specific charges have been recorded on certain assets in respect of the Company's liabilities to its banks and other creditors, including its shareholders.

e.
The Company provides bank guarantees to its customers and others in the ordinary course of business. The guarantees which are provided to customers are to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers and others as of December 31, 2016, is approximately $633.

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

On August 31, 2016, the Company held an Extraordinary General Meeting of Shareholders on which it was approved to consolidate the registered (authorized) share capital of the Company as follows: every two (2) Ordinary shares with a nominal (par) value of NIS 0.015 each will be consolidated into one (1) Ordinary share with a nominal (par) value of NIS 0.03 each. All Ordinary shares, options, warrants, convertible loan, conversion options and per share amounts have been adjusted to give retroactive effect to this reverse split for all periods presented.

On May 15, 2016, the Company's shareholders had approved the increase of the Company's authorized share capital by NIS 675,000 and as a result the authorized share capital will equal NIS 1,125,000 divided into 37,500,000 Ordinary shares, par value NIS 0.03 each (adjusted to reflect the shares reverse share split effected in September 2016).

On July 30, 2015, the Company announced the closing of an underwritten public offering of 3,455,284 Ordinary shares, offered at a price to the public of $2.46 per share. The gross proceeds to the Company were $8,500, before deducting underwriting discounts and commissions and other offering costs of approximately $1,070.

On May 15, 2016, the Company's shareholders approved an investment transaction with the Investor according to which the Investor became a controlling shareholder of the Company and the Company issued 8,510,638 Ordinary shares and Warrants (see Note 12c), in consideration for the aggregate amount of approximately $4,000. Offering costs amounted to $169.

On August 21, 2016, a shareholder of the Company converted the outstanding loan balance in the amount of $102 and accrued interest of $11 into 115,700 Ordinary shares.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

On November 15, 2016, the Company completed a $2,000 directed registered offering of 1,904,762 Ordinary shares at a price per share of $1.05 to an additional investor. Offering costs amounted to $35.

b.	Stock option plans:

In April 2015, the Company's Board of Directors adopted the "2015 Share Option Plan" (the "Plan"), which authorized the grant of options to purchase up to an aggregate of 1,500,000 Ordinary shares to officers, directors, consultants and key employees of the Company and its subsidiary. Options granted under the Plan expire within a maximum of ten years from adoption of the plan.

In June 2016, the Company granted options to certain employees and officers of the Company, to purchase a total 984,375 Ordinary shares at an exercise price of $0.9 per share. The options will vest as follows: 25% of the options granted to each employee will vest in June 2017; additional 75% shall vest in three equal annual installments of 25% each until June 2020. These options shall be exercisable for 48 months following the date of the vesting.

As part of the June 2016 grant, the Company's former CEO was granted options to purchase 168,750 Ordinary shares at an exercise price of $0.90 per Ordinary share. The former CEO resigned in November 2016.

In November 2016, the Company's Audit Committee (in its capacity as Compensation Committee) and Board of Directors have determined, subject to shareholders approval, to extend until January 2017, the exercise date of the former CEO options by accelerating the vesting of 126,563 Options as of December 31, 2016. Pursuant to the terms of the plan, the former CEO is eligible to exercise such number of the options (or any part thereof) within 90 days of the date of his resignation.

In November 2016, the Company's Audit Committee (in its capacity as Compensation Committee) and Board of Directors have determined, subject to shareholders approval to grant its new appointed CEO additional options as follows (i) options to purchase 68,750 Ordinary shares at an exercise price of $1.16 per Ordinary share that will vest ratably over a period of four (4) years and (ii) options to purchase 150,000 Ordinary shares at an exercise price of $1.16 per Ordinary share that will vest immediately in lieu of 99 vacation days that were accrued and redeemable for his benefit. These options shall be exercisable for 48 months.

On January 15, 2017, subsequent to balance sheet date, the Company's Shareholders had approved the CEO grant, and former CEO acceleration.

In December 2016, the Company granted options to purchase 40,000 Ordinary shares at an exercise price of $1.17 per Ordinary share, that will vest immediately in lieu of 36 vacation days that were accrued and redeemable for an employee benefit. These options shall be exercisable for 48 months.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2016, 513,125 options are available for future grant under the Plan.

A summary of the Company’s activity for options granted to employees and directors under the Plan is as follows:

	Year ended December 31, 2016
	Number of options	Weighted average exercise price	Aggregate Intrinsic Value Price

Outstanding at the beginning of the period	-	$-
Granted	1,024,375	0.91
Exercised	-	-
Forfeited	(37,500)	0.9
Cancelled	-	-

Outstanding at the end of the period	986,875	$0.91	$246

Exercisable	-	-	-

Vested and expected to vest	892,187	$0.91	$221

Intrinsic value of exercisable options (the difference between the Company’s closing share price on the last trading day in the period and the exercise price, multiplied by the number of in-the-money options) represents the amount that would have been received by the employees and directors option holders had all option holders exercised their options on December 31, 2016.  This amount changes based on the fair market value of the Company’s Ordinary share.

As of December 31, 2016, there was approximately $564 of unrecognized compensation expense related to non-vested stock options, expected to be recognized up to four years.

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the year ended December 31, 2016 and 2015, was comprised as follows:

	Year ended December 31,
	2016	2015

Cost of revenues	70	-
Marketing and selling	12	-
General and administrative	29	-
	111	-

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Warrants:

On May 18, 2016, the Company issued to the Investor (see Note 1d), warrants to purchase: (i) 4,255,319 additional Ordinary shares at an exercise price per Ordinary share of $0.47 (resulting in an aggregate exercise price of $2,000), exercisable for a period of 24 months following the date of the Initial Investment and (ii) warrants to purchase an additional 3,636,363 Ordinary shares at an exercise price per Ordinary share of $0.55 (resulting in an aggregate exercise price of $2,000), exercisable for a period of 48 months following the date of the Initial Investment.

On May 18, 2016, as part of the investment transaction, the Company issued to a consultant, 510,638 warrants to purchase Ordinary shares at an exercise price per Ordinary share of $0.47, exercisable for a period of 18 months following the date of the Initial Investment.

In August 2016, the Investor had exercised 531,915 Ordinary shares at an exercise price per share of $0.47 in consideration of $250 thousands to the Company and in November 2016 additional 2,127,660 Ordinary shares were exercised at an exercise price per share of $0.47 in consideration of $ 1,000 to the Company.

In September 2016, the consultant had exercised 106,383 Ordinary shares at an exercise price per share of $0.47, in consideration of $50.

The Company's outstanding warrants as of December 31, 2016, are as follow:

Issuance date	Outstanding and exercisable	Exercise price	Exercisable through

May 18, 2016	1,595,944	0.47	May 18, 2018
May 18, 2016	3,636,364	0.55	May 18, 2020
May 18, 2016	404,255	0.55	November 18, 2017

In January 2017, subsequent to the balance sheet date, the Investor had exercised additional 531,915 Ordinary shares at an exercise price per share of $0.47 in consideration of $250.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME

a.	The Israeli corporate tax rate and real capital gains tax were 26.5% in 2014 and 2015 and 25% in 2016.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

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

c.
As of December 31, 2016, the net operating tax loss carryforward relating to the Company in Israel amounted to approximately $67,681, not including a carryforward capital loss amounting to approximately $3,450. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

As the Company believes that it is more likely than not that the deferred tax assets in respect of these carryforward losses will not be utilize, the Company recorded a full valuation allowance for the entire balance of the deferred tax asset relating to the carryforward losses.

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

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2016	2015

Net operating losses carryforward	$16,920	$16,439
Capital loss carryforward	862	862
Allowances and reserve	325	364

Total deferred tax assets before valuation allowance	18,107	17,665
Valuation allowance	(18,107)	(17,665)

Net deferred tax assets	$-	$-

As of December 31, 2016 and December 31, 2015, the Company has provided valuation allowances in respect of deferred tax assets resulting from tax losses carryforward and other temporary differences, since it has a history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

The Company accounts for its income tax uncertainties in accordance with ASC 740, which clarifies the accounting for uncertainties in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

As of December 31, 2016 and 2015, there were no unrecognized tax benefits that if recognized would affect the annual effective tax rate.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2016	2015	2014

Income:

Foreign currency exchange differences	$8	$131	$208
Interest on cash equivalents and restricted deposits	9	4	5

	17	135	213
Expenses:

Amortization of shareholders' convertible loans discount and BCF	1,116	2,684	43
Interest on shareholders' convertible note and loans	270	575	708
Withholding taxes on interest of convertible note and loans from shareholders	-	119	294

Bank commissions and others	100	152	146
Foreign currency exchange differences	25	161	271
Interest on loans from banks and other credit balances	27	21	7

	1,538	3,712	1,469

Total financial expenses, net	$1,521	$3,577	$1,256

NOTE 15:-	RELATED PARTY BALANCE AND TRANSACTIONS

For the year ended December 31, 2016, the Company incurred $270 in respect of interest on loans received from its shareholders.

In January 2017, subsequent to the balance sheet date, the Company's shareholders meeting approved that in addition to the directors' fees to be paid to all of the Company's directors commencing as of January 1, 2017, the Company will pay the Investor (see Note 1d) an additional monthly payment of approximately $4.6 (NIS 17,500) for time devoted by the Company's Executive Chairman of  the Board of Directors, which is also a co-owner of the Investor, to such position. As of the first calendar year in which the Company's consolidated audited financial statements will reflect net income (before taxes), such additional payment will be increased to approximately $9 (NIS 35,000).

In addition, the Company's shareholders meeting approved a new engagement letter with  a director of the Company (the "Director"), according to which the Director will be entitled to receive a commission of 2.5% of the net revenues received by the Company with respect to specific transactions introduced to the Company by the Director, subject to a detailed agreement to be entered into by the Director and the Company and the prior approval of any such transactions by the Company and the Audit Committee.

See also Note 9 for transactions with the Company's shareholders.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
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

b.	Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Year ended December 31,
	2016	2015	2014

Israel	$7,358	$6,062	$5,005
Asia	2,499	2,692	5,748
North America	1,553	3,558	8,072
Latin America	1,289	1,614	2,731
Europe	122	148	69

Total	$12,821	$14,074	$21,625

c.	Major customers:

Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues are as follows:

	Year ended December 31,
	2016	2015	2014
	%

Customer A	20	24	11
Customer B	17	9	6
Customer C	16	7	3
Customer D	13	10	16
Customer E	11	13	23
Customer F	6	8	14
Customer G	-	13	10

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

d.	Long-lived assets by geographic areas:

	December 31,
	2016	2015

Israel	$2,650	$2,687
China	266	391

	$2,916	$3,078

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADA ELECTRONIC INDUSTRIES LTD.

By:	/s/ Dov Sella
Name: Dov Sella
Title: Chief Executive Officer

Dated:  March 27, 2017