Form 20-F
period 2017-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2018-03-28
CIK 761238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.

Commission file number: 0-15375

RADA ELECTRONIC INDUSTRIES LTD.

(Exact name of Registrant as specified in its charter

and translation of Registrant’s name Into English)

Israel

(Jurisdiction of incorporation or organization)

7 Giborei Israel Street, Netanya 4250407, Israel

(Address of principal executive offices)

Avi Israel - CFO,

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

Ordinary Shares, par value NIS 0.030 per share… 31,392,040

(As of December 31, 2017)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [  ] No [X]

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

Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Emerging growth company [ ]	Non-accelerated filer [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [  ] Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [  ] No [X]

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statements on Form F-3 File Nos. 333-212643, 333-216973 and 333-220304, and Form S-8 Registration Statement File No. 333-212284.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Such forward-looking statements are also included in Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects.” Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors.”

i

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

We derived the following consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 from our audited consolidated financial statements, included elsewhere in this annual report. We derived the consolidated statements of operations data for the years ended December 31, 2013 and 2014, and the consolidated balance sheet data as of December 31, 2013, 2014 and 2015 from our audited consolidated financial statements that are not included in this annual report. (See Item 4A. “Discontinued Operations”).

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(U.S. dollars in thousands)
Revenues	$21,007	$21,625	$14,074	$12,821	$26,182
Cost of revenues	16,609	15,284	11,665	11,379	17,919
Gross profit	4,398	6,341	2,409	1,442	8,263
Research and development, net	1,459	789	693	758	1,575
Marketing and selling	1,958	2,392	2,357	2,269	2,137
General and administrative	1,683	1,667	1,513	1,814	2,568
Goodwill impairment	-	-	587	-	-
Operating income (loss)	(702)	1,493	(2,741)	(3,399)	1,983
Financial expense, net	1,901	1,256	3,577	1,521	156
Net income (loss) from continuing operations	(2,603)	237	(6,318)	(4,920)	1,827
Net income (loss) from discontinued operations	(40)	(36)	(179)	13	515
Net income (loss)	(2,643)	201	(6,497)	(4,907)	2,342
Net income (loss) attributable to non-controlling interest from discontinued operations	(8)	(7)	(36)	3	103
Net income (loss) attributable to RADA Electronic Industries’ shareholders	(2,635)	208	(6,461)	(4,910)	2,239
Basic net income (loss) per Ordinary share attributable for RADA Electronic Industries’ shareholders	$(0.60)	$0.02	$(0.53)	$(0.35)	$0.07
Diluted net income (loss) per Ordinary share attributable for RADA Electronic Industries’ shareholders	$(0.60)	$0.02	$(0.53)	$(0.35)	$0.06
Weighted average number of shares used to compute basic net income (loss) per share	4,459	8,945	11,904	14,029	24,957
Weighted average number of shares used to compute diluted net income (loss) per share	4,459	8,945	11,904	14,029	28,127

	As of December 31,
	2013	2014	2015	2016	2017
	(U.S. dollars in thousands)
BALANCE SHEET DATA:
Working capital (deficiency)	$(152)	$35	$6,522	$11,106	$25,641
Total assets	22,007	20,097	18,576	20,987	36,030
Short-term credits and current maturities of long-term loans	7,194	6,709	-	-	-
Convertible note - short term	3,000	3,000	3,090	3,175	-

Shareholders’ equity	3,350	3,547	8,507	10,516	28,526

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

Risks Related to Our Business and Our Industry

We have a history of operating losses and although we returned to profitability in 2017, we may not be able to sustain profitable operations in the future. To the extent that we continue to incur operating losses in the future, we may not have sufficient working capital to fund our operations.

We incurred operating losses in three of the five years ended December 31, 2017. Although we achieved an operating profit of $ 1.9 million in the year ended December 31, 2017, we may not be able to achieve or sustain profitable operations in the future or generate positive cash flows from operations. As of December 31, 2017, our accumulated deficit was $77 million and we had cash, cash equivalents and short-term bank deposits of $12.4 million, compared to cash, cash equivalents and short-term bank deposits of $1.2 million as of December 31, 2016. Based on our current operations, we believe our existing funds will be sufficient to fund our operations in 2018. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing. Such financing may not be available, or if available, may not be on terms satisfactory to us. If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.

We may need to raise additional capital in the future, which may substantially dilute the holdings of our shareholders.

In order to obtain working capital for our operations and to repay the outstanding debt due to our then principal shareholder, we completed a follow-on public offering of 3,455,284 ordinary shares, offered at a price to the public of $2.46 per share on July 30, 2015. We then entered into an investment transaction with DBSI Investments Ltd., or DBSI, on May 18, 2016, according to which we sold 8,510,638 ordinary shares to DBSI for $4 million, reflecting a price per share of $0.47. We also issued to DBSI, without additional consideration, warrants to purchase 4,255,319 ordinary shares at an exercise price per share of $0.47 (or $2 million in the aggregate) exercisable for a period of 24 months and warrants to purchase 3,636,363 ordinary shares at an exercise price per share of $0.55 (or $2 million in the aggregate) exercisable for a period of 48 months. DBSI also agreed to provide our company with a three-year $3,175,000 convertible loan bearing interest of Libor plus 6%, which was funded on June 16, 2016 and was used to repay the outstanding convertible loan and accrued interest owed to an entity owned by our former principal shareholder, Mr. Howard Yeung. In November 2016, we sold 1,904,762 of our ordinary shares to The Phoenix Insurance Company Ltd. and its affiliate, Shotfut-Menayot-Israel-HaPhoenix Amitim Ltd., two Israeli institutional investors, at a price of $1.05 per share, or approximately $2 million in the aggregate. At the same time, DBSI invested an additional $1 million in our company through the exercise of 2,127,660 warrants. On August 23, 2017 we sold 4,604,500 of our ordinary shares to Israeli institutional investors, at a price of $2.15 per share, pursuant to prospectus and an agreement dated August 18, 2017, entered into with each of the investors. As of March 2018, DBSI has paid us 4 million to exercise warrants to purchase 7,891,683 ordinary shares. In August 2017, DBSI converted the convertible loan and purchased 1,322,917 ordinary shares. We may need additional working capital in the future to fund our operations. Such financing may not be available, or if available, may not be on terms satisfactory to us. If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.

Competition in the market for defense electronics is intense. Our products may not achieve market acceptance, which could adversely affect our business, financial condition and results of operations.

The market for our products is highly competitive and we may not be able to compete effectively in our market. Our principal competitors in the defense electronics market, include Elbit Systems Ltd., United Technologies Aerospace Systems, Honeywell International Inc., Israel Aerospace Industries Ltd., or IAI, Northrop Grumman Corporation, Sagem Avionics LLC, Thales Group, Zodiac Aerospace Group and SRC Inc. We expect to continue to face competition from these and other competitors. Most of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do. These competitors are able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

We may not be able to implement our growth strategy which could adversely affect our business, financial condition and results of operations.

In line with our growth strategy, we entered into a number of strategic relationships with Embraer S.A., or Embraer, Hindustan Aeronautics Ltd., or HAL, IAI, Lockheed Martin Corporation, or Lockheed Martin, Boeing Defense, Space & Security, or Boeing, Rafael Advanced Defense Systems Ltd., or Rafael, IMI Systems Ltd., or IMI, and Leonardo DRS, or DRS and SAZE Technologies LLC., or SAZE, to increase our penetration into the defense electronics market. We are currently investing and intend to continue to invest significant resources to develop these relationships and additional new relationships. Should our relationships fail to materialize into significant agreements or should we fail to work efficiently with these companies, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

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

We have developed a number of radar hardware platforms for use in combat vehicles and tactical protection applications for defense forces and border protection. In December 2014, we announced the first significant order for this product family, a $4.5 million order from the Israel Ministry of Defense. To date, we have received over $20 million in orders for our ground radar products, but cannot assure you that our ground radars will achieve broad market acceptance.

Reductions in defense budgets worldwide may cause a reduction in our revenues, which would adversely affect our business, operating results and financial condition.

Substantially all of our revenues are derived from the sale of products with military applications. These revenues totaled approximately $26.1 million, or 100% of our revenues in 2017, $12.8 million, or 100% of our revenues, in the year ended December 31, 2016 and $14.1 million, or 99.9% of our revenues, in the year ended December 31, 2015. The defense budgets of a number of countries have declined and may be reduced in the future. Declines in defense budgets may result in reduced demand for our products and manufacturing services. This would result in reduction in our core business’ revenues and adversely affect our business, results of operations and financial condition.

Unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

During periods of slowing economic activity, our customers may reduce their demand for our products, technology and professional services, which would reduce our sales, and our business, operating results and financial condition may be adversely affected. The global and domestic economies continue to face a number of economic challenges, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. These developments, or the perception that any of them could occur, could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral.

Significant portions of our operations are conducted outside the markets in which our products and solutions are manufactured or generally sold, and accordingly, we often export a substantial number of products into such markets. We may, therefore, be denied access to potential customers or suppliers or denied the ability to ship products from any of our subsidiaries into the countries in which we currently operate or wish to operate, as a result of economic, legislative, political and military conditions, including hostilities and acts of terrorism, in such countries.

We may also be required in the future to increase our reserves for doubtful accounts. In addition, the fair value of some of our assets may decrease as a result of an uncertain economy and as a result, we may be required to record impairment charges in the future. If global economic and market conditions or economic conditions in key markets remain uncertain or weaken further, our financial condition and operating results may be materially adversely affected.

Sales of our products are subject to governmental procurement procedures and practices; termination, reduction or modification of contracts with our customers or a substantial decrease in our customers’ budgets may adversely affect our business, operating results and financial condition.

Our products are primarily sold to governmental agencies, governmental authorities and government-owned companies, many of which have complex and time-consuming procurement procedures. A substantial time often elapses from the time we begin marketing a product until we actually sell that product to a particular customer. In addition, our sales to governmental agencies, authorities and companies are directly affected by these customers’ budgetary constraints and the priority given in their budgets to the procurement of our products. A decrease in governmental funding for our customers’ budgets would adversely affect our results of operations. This risk is heightened during periods of global economic slowdown. Accordingly, governmental purchases of our systems, products and services may decline in the future as the governmental purchasing agencies may terminate, reduce or modify contracts or subcontracts if:

●	their requirements or budgetary constraints change;

●	they cancel multi-year contracts and related orders if funds become unavailable;

●	they shift spending priorities into other areas or for other products; or

●	they adjust contract costs and fees on the basis of audits.

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

Israel’s defense export policy regulates the sale of our systems and products. Current Israeli policy encourages export to approved customers of defense systems and products, such as ours, as long as the export is consistent with Israeli government policy. A license is required to initiate marketing activities. We are also required to obtain a specific export license for any hardware exported from Israel. We may not be able to receive all the required permits and licenses for which we may apply in the future. If we do not receive the required permits for which we apply, our revenues may decrease.

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

A significant portion of our revenues is derived from a small number of customers. During the years ended December 31, 2017 and 2016, 74% and 83% of our revenues, respectively, were attributable to seven customers. We anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers. No assurances can be given that our customers will continue to purchase our products, that we will be successful in any bid for new contracts to provide such products, or that if we are granted subsequent orders, such orders would be of a scope comparable to the sales that we have experienced to date. If our principal customers do not continue to purchase products from us at current levels or if we do not retain such customers and we are not able to derive sufficient revenues from sales to new customers to compensate for their loss, our revenues would be reduced and adversely affect our business, cash flows, financial condition and results of operations.

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

We enter into fixed-price contracts that could expose us to losses in the event we fail to properly estimate our costs.

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

We are aviation and defense company with worldwide operations. Although 79% of our sales are in Israel and North America, we expect to derive an increasing portion of our sales and future growth from other regions such as Latin America, India and Central and Eastern Europe, which may be more susceptible to political or economic instability. In addition, in many less-developed markets, we rely heavily on third-party representatives, consultants and other agents for business development, marketing and distribution of our products. Many of these third-parties do not have internal compliance resources comparable to ours. Business activities in many of these markets have historically been more susceptible to corruption. If our efforts to screen third party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, which may adversely affect our reputation and our business, financial condition or results of operations.

Exports accounted for 76% of our revenues in 2017, 43% of our revenues in 2016 and 57% of our revenues in 2015. Our reliance on export sales subjects us to many risks inherent in engaging in international business, including:

●	Limitations and disruptions resulting from the imposition of government controls;

●	Changes in regulatory requirements;

●	Export license requirements;

●	Economic or political instability;

●	Trade restrictions;

●	Changes in tariffs;

●	Currency fluctuations;

●	Longer receivable collection periods and greater difficulty in accounts receivable collection;

●	Greater difficulty in safeguarding intellectual property;

●	Difficulties in managing overseas subsidiaries and international operations; and

●	Potential adverse tax consequences.

We may not be able to sustain or increase revenues from international operations and may encounter significant difficulties, in connection with the sale of our products in international markets. Any of those events may adversely affect our business, operating results and financial condition.

Significant political developments could have a materially adverse effect on us. In the United States, potential or actual changes in fiscal, defense appropriations, tax and labor policies could have uncertain and unexpected consequences that may materially impact our business, results of operations and financial condition. In the U.K., “Brexit,” the referendum in which voters approved an exit from the European Union, or E.U., could lead to legal uncertainty and potentially divergent national laws and regulations which could adversely affect our business and financial condition. While the U.K. and the E.U. are expected to reach an agreement by 2019 regarding the U.K.’s formal exit from the E.U., political changes in the U.K. following the “Brexit” referendum and other factors leave it unclear when exactly the U.K. will exit and on what terms.

In addition, as a company registered with the SEC, we are subject to the regulations imposed by the Foreign Corrupt Practices Act, or FCPA, which generally prohibits registrants and their intermediaries from making improper payments to foreign officials, for the purpose of obtaining or keeping business or obtaining an improper business benefit. We have adopted proactive procedures to promote compliance with the FCPA, but we may be held liable for actions taken by our strategic or local partners or agents even though these partners may not themselves be subject to the FCPA. Any determination that we have violated the FCPA could materially and adversely affect our business, results of operations, and cash flows.

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

Third parties may assert infringement claims against us or claims that we have violated a patent or infringed on a copyright, trademark or other proprietary right belonging to them. Any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend against the claim. Moreover, a successful claim of product infringement against us or a settlement could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. We might not be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all. We also may not be able to obtain a license from another provider of suitable alternative technology to permit us to continue offering the product. Infringement claims asserted against us could have a material adverse effect on our business, operating results and financial condition.

We are required to comply with “conflict minerals” rules which impose costs on us, may make our supply chain more complex, and could adversely impact our business.

We are subject to the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that will require us to perform due diligence, disclose and report whether our products contain conflict minerals. President Trump’s administration has indicated that the Dodd-Frank Act will be under further scrutiny and some of the provisions of the Dodd-Frank Act may be revised, repealed or amended. In April 2017, the SEC announced that it was suspending enforcement of portions of the conflict minerals regulations enacted under the Dodd-Frank Act following a ruling by the U.S. Court of Appeals for the District of Columbia Circuit. The implementation of these requirements and any changes effected by the Trump administration could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we will likely incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of our products and, if applicable, potential changes to our products, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict-free or if we are unable to alter our products, processes or sources of supply to avoid use of such materials. Furthermore, we may encounter challenges in satisfying those customers that require that all of the components of our products be certified as conflict free, and if we cannot satisfy these customers, they may choose a competitor’s products.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting, which started, in connection with our 2007 Annual Report on form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risk Factors Related to Our Ordinary Shares

Because one of our shareholders, DBSI, holds approximately 27.37% of our outstanding shares, investors may not be able to affect the outcome of shareholder votes.

DBSI currently beneficially owns 9,001,364 of our ordinary shares, or approximately 27.37% of our outstanding shares. For as long as DBSI, or any shareholder, holds a significant interest in our company, it may have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, as long as DBSI has a controlling interest in our company, it will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, including the power to elect all of the members of our board of directors (except external directors, within the meaning of Israeli law), or prevent an acquisition or any other change in control of us. Because the interests of our controlling shareholders may differ from the interests of our other shareholders, actions taken by it with respect to us may not be favorable to our other shareholders.

If we fail to maintain compliance with NASDAQ’s continued listing requirements, our shares may be delisted from the NASDAQ Capital Market.

To continue to be listed on the NASDAQ Capital Market, we need to satisfy a number of conditions, including minimum shareholders’ equity of at least $2.5 million and a minimum closing bid price per share of $1.00. On October 1, 2015, we received notification from NASDAQ for not maintaining a minimum bid price of US$1.00 per share for 30 consecutive business days (Listing Rule 5550(a) (2)). We were given 180 calendar days, or until March 29, 2016, to regain compliance. On March 30, 2016, we received notification from NASDAQ that we are eligible for an additional 180 calendar days to regain compliance. Following a reverse split of our ordinary shares, on September 29, 2016, we regained compliance with Listing Rule 5550(a)(2) and our shares continued to be listed on the NASDAQ Capital Market.

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

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

●	Quarterly variations in our operating results;

●	Operating results that vary from the expectations of securities analysts and investors;

●	Changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

●	Announcements of technological innovations or new products by us or our competitors;

●	Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

●	Changes in the status of our intellectual property rights;

●	Announcements by third parties of significant claims or proceedings against us;

●	Additions or departures of key personnel;

●	Future sales of our ordinary shares;

●	Delisting of our shares from the NASDAQ Capital Market; and

●	Stock market price and volume fluctuations.

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

If our principal shareholders, sell substantial amounts of their ordinary shares, including shares registered under effective registration statements and shares issuable upon the exercise of outstanding warrants, or if the perception exists that our principal shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate.

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

We may be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

U.S. holders of our ordinary shares may face income tax risks. We have been advised that we may have been a “passive foreign investment company” (“PFIC”) for the 2017 taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below in Item 10E. “Additional Information – Taxation”) of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” If we are treated as a PFIC, U.S. Holders of ordinary shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares. In particular, dividends paid by us, if any, would not be treated as “qualified dividend income,” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders. Since PFIC status depends upon the composition of our income and the market value of our assets from time to time, even if we were not a PFIC in 2017, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

Risks Relating to Our Location in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Conflicts in North Africa and the Middle East, including in Egypt and Syria which border Israel, have resulted in continued political uncertainty and violence in the region. Efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. In addition, relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect our business, financial condition and results of operations in the future.

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

Some of our employees in Israel are obligated to perform annual military reserve duty and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

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

A significant portion of our intellectual property has been developed by our Israeli employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or Israeli Patent Law, inventions conceived by an employee during the term and as part of the scope of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Israeli Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or C&R Committee, a body constituted under the Israeli Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. The C&R Committee (decisions of which have been upheld by the Israeli Supreme Court) has held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. Further, the C&R Committee has not yet set specific guidelines regarding the method for calculating this remuneration or the criteria or circumstances under which an employee’s waiver of his right to remuneration will be disregarded. We generally enter into intellectual property assignment agreements with our employees pursuant to which such employees assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such assignment beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current or former employees, or be forced to litigate such claims, which could negatively affect our business.

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

We participate from time to time in programs of the Israeli Innovation Authority (formerly the Office of the Chief Scientist) of the Israeli Ministry of Economy, or Innovation Authority, for which we receive funding for the development of technologies and products. The benefits available under these programs depend on meeting specified conditions. For more information about these programs see Item 5. “Operating and financial review and prospects – Research & Developments – Israeli Innovation Authority.” If we fail to comply with these conditions, we may be required to pay additional penalties, make refunds and may be denied future benefits. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under these programs, and therefore these benefits may not be available to us in the future at their current levels or at all.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules. Among other things, as a foreign private issuer we may follow home country practice with regard to the composition of the board of directors, director nomination procedure, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Stock Market Rules, which require that we obtain shareholder approval for certain dilutive events such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company, and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

We develop, manufacture and sell defense electronics, including avionics solutions (including avionics for unmanned aerial vehicles and airborne inertial navigation systems), airborne data/video recording and management systems and tactical land-based radars for defense forces and for border protection systems. In addition, while we continue to sell and support our legacy commercial aviation products and services, in 2016 we decided to actively pursue the sale of our Chinese subsidiary, Beijing Hua Rui Aircraft Maintenance and Service, Co., Ltd., known as CACS, which is the main platform of our test and repair shop activity. The results presented in this annual report were adjusted to present CACS’ results in a separate line as “Discontinued Operations.”

B. Business Overview

Industry Overview

Our activity is primarily focused on the defense electronics market. This is a growing market and is currently a large part of the defense industry. The defense electronics market reflects two contradictory trends, the proliferation of defense electronics, which has been offset by the significant reduction in the price of electronic systems which is reducing the dollar value of the market. Today, new military vehicles of all kinds are equipped with significantly more electronic systems than they used to carry in the past. The increasing usage of advanced electronics in modern vehicles, including upgrades of existing technology and the growing use of unmanned vehicles of all kinds, have provided significant growth to the market.

Today’s advanced defense electronics systems typically incorporate components that are derived from the industrial or the consumer electronics markets, especially from the telecom and automotive markets. Most of the defense electronics systems are built with commercial components and even with sub-systems, which reduce the overall price, and at the same time generate complex obsolescence issues.

Purchasers of defense electronics products are either governments or major integrators. Engagement in business relationships with these customers is complex, has a long sales cycle and requires long-term commitments for future support of delivered hardware. Production batches of such products are usually small.

Suppliers of defense electronic systems are either providers of sub-systems to major integrators and platform manufacturers or are providers of integrated systems to the industry or to the armed forces. These companies are typically very large and have diversified product offerings.

New products in the defense electronic market are usually developed utilizing internal and customer sponsored research and development funds and are tailored to specific customer needs. In many cases, the customer who pays for the design and adaptation limits the use of intellectual property that was funded by it for other applications, due to either commercial or security reasons.

Products and Services

We primarily sell state-of-the-art defense electronics products. We may also provide end-to-end solutions for one or more systems. Our current product lines are:

●	Military Avionics (Data/video recorders, core avionics for aircraft and UAVs) and airborne Inertial Navigation Systems;

●	Tactical Radars for defense forces and border protection systems (land based).

While we continued to support our legacy commercial aviation test stations, in 2016 we decided to sell CACS, our main platform for our test and repair shop activity.

Military Avionics

We are active in the field of mission data & video recording, management, and post-mission analysis and debriefing for fighter and trainer aircrafts. Over the past 25 years we have developed, fielded and supported a wide range of solid-state digital recorders, cameras and debriefing systems for aerospace and military applications, including:

●	Flight data recorders, or FDR, for fighter aircraft;

●	Digital video/audio/data recorders, or DVDR (with data transfer functions);

●	High-rate (no compression) data recorders, or HRDR, for aircraft and airborne pods;

●	Video recorders and airborne data servers, or VRDS, the latest approach to avionic data management;

●	HD-DVDR, high definition digital video/audio/data recording for fighter and trainer aircrafts.

●	A wide range of head-up-displays color video cameras, or HCVC, for fighter aircraft; and

●	A variety of ground debriefing solutions, or GDS.

Featuring state-of-the-art technologies, our digital recorders are designed for military applications. Our high-performance recorders provide simultaneous, high-capacity video (both analog and digital/HD), audio and data recording, high throughput and mass storage handling capabilities, supporting rapid dissemination and real-time playback. Our video recorders implement MPEG-2 and/or MPEG-4 (H.264) compression formats, supporting up to 128GB of solid state memory, facilitating continuous recording over extended mission durations. Recent upgrades to our recorders provide the ability to record high-definition video formats and advanced ARINC-818 protocols, over copper and also fiber optics lines.

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

We have been a developer and manufacturer of core avionics systems for over 30 years. We currently offer a wide spectrum of military avionics systems designed for integration in new and upgraded military aircraft and UAVs worldwide. Our avionics solutions range from fully integrated avionics suites, through core avionics subsystems, to tailor-made “built-to-spec” units, backed by our teams of experts dedicated to providing global technical and maintenance support.

Our avionics systems are easily adapted to western, eastern, and indigenous-origin platforms of all kinds. In particular, our avionics for UAVs are extremely compact through modern board connectivity solutions, use of innovative conductive cooling techniques, withstand extreme environmental conditions and are very reliable and affordable.

We offer the following avionics solutions:

●	Mission data recorders and debriefing solutions (as described above);

●	Weapon management systems;

●	Data interface and processing computers;

●	HUD video cameras;

●	Avionics for UAVs (Interface control processors, engine control computers, Payload management computers and others);

●	R-100F: FOG-based, navigation-grade embedded GPS-INS for fighters and helicopters;

●	R-200M: Compact, MEMS-based, multiple-sensor aided INS for UAVs and backup INS for manned aircraft;

●	MAVINS – Modular Avionics and MEMS-Based INS: A specially-designed, compact integrated solution for UAVs.

Our airborne products and system solutions are fully qualified and operated by leading air forces and prime integrators worldwide, such as the Israeli Air Force, or IAF, Lockheed Martin, Boeing Company, HAL, Embraer, IAI, Rafael, the Chilean Air Force, Indra Systemas S.A., and many others. Our units are installed onboard F-16, F-15, T-6, A-4, Jaguar, MiG-27, Su-30MKI, Dhruv Helicopter, MiG-29, Super-Tucano and other aircraft, and onboard a continuously-growing number of UAVs.

Tactical Radars for defense forces and border protection systems (land based). We develop advanced ground-based radars for tactical applications such as defense forces protection and border protection. Our pulse Doppler, software-defined radars are solid-state, fully digital, incorporate active electronically scanned array, or AESA antenna, are compact, mobile and highly reliable, provide hemispheric spatial coverage and multi-mission capabilities, operate on-the-move, or OTM, and demonstrate unprecedented performance-to-price ratio.

The asymmetric and irregular conflicts in which modern armies are engaged in recent years dictate the needs for instantaneous and real-time intelligence, minimal cycle time for target acquisition, highly accurate weapons with minimal collateral damage and discrimination between hostiles and civilians. Our tactical radars, which move with the maneuvering combat units in the field and operate OTM, provide the real-time knowledge of whether and from where they are threatened, detect all relevant threats, whether unfriendly fire or drones/UAVs/fighters/helicopters from any angle (including very high angles), discriminate among threats and provide the needed intelligence for any course of action, whether counter-fire or avoidance. The performance-over-price ratio of our radars makes them ideal solutions to the current needs and requirements of maneuver forces.

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

The current operational missions of the CHR are the following:

●	The RPS-10 radar sensors for active protection systems, or APS, detect all relevant threats that may be fired at combat vehicles, including RPGs, anti-tank guided missiles (ATGMs) and projectiles and provide 360° hemispheric coverage. The system delivers threat data to the APS, enabling it to neutralize threats.

●	The RPS-12 short-range hemispheric air surveillance radar system can detect, classify and track aerial vehicles at ranges of up to 10km, with emphasis on small UAVs. Mobile or stationary, the system can be integrated with any C4I system and other radars and sensors, and can operate either as a stand-alone, or as part of a large-scale surveillance system.

●	The RPS-14 radar system for perimeter and border protection can detect, identify, and track aerial and surface intruders including slow and small aircraft, vehicles, vessels, and pedestrians at tactical ranges. The RPS-14 can operate either as a stand-alone, or as part of a large-scale surveillance system.

●	The RPS-15 comprehensive hostile fire management system for combat vehicle detects, tracks, classifies~~,~~ and locates direct and elevated threats fired at combat vehicles, allowing the mobile force to successfully complete its mission while operating in a hostile environment.

The current operational missions of the MHR family of radar platforms are the following:

●	The RPS-40/70/80 hostile fire detection radar systems detect, track, classify and locate direct and elevated threats fired at stationary or mobile forces. They compute the Point-Of-Origin (POO) and Point-Of-Impact (POI) of the threats, which may be rockets, artillery, mortars, ATGMs, RPGs, and more other threats. The systems can be integrated with any protection and Command, Control, Communications, Computers and Intelligence (C4I) system and be installed at stationary bases and posts, or onboard fighting vehicles.

●	The RPS-42/72/82 tactical hemispheric air surveillance radar systems can detect, classify and track all types of aerial vehicles, including fighters, helicopters, UAVs, transport aircraft, etc. at tactical ranges. Mobile or stationary, the systems can be integrated with any C4I system and other radars and sensors, and can operate either as a stand-alone, or as part of a large-scale surveillance system.

●	The RHS-44/74/84 radar systems for border protection can detect, identify, and track aerial and surface border intruders including slow and small aircraft, vehicles, vessels, and pedestrians at tactical ranges. The systems can operate either as a stand-alone, or as part of a large-scale surveillance system.

Among our customers and users of for radar systems are leading defense forces and industries worldwide, including the Israeli MOD, IMI, Artis, Lockheed Martin, Boeing, DRS, SAZE, the U.S. Marine Corps and Navy, the U.S. Air Force, Indian Security Forces, MBDA and additional air defense prime integrators and end-users. Some of our customers have purchased a small number of radars for evaluation and integration in their air defense and/or other systems. These may turn into larger production orders upon evaluation and if such systems begin full rate production.

Business Development, Sales and Marketing

Strategy

Our business development strategy is based on the following principles:

●	Becoming a reliable and trusted supplier of sensors and sub-systems to defense system integrators and major platforms manufacturers with global sales, such as Lockheed Martin, Boeing, IMI, IAI, Rafael, DRS, Embraer, HAL and others.

●	Establishing strategic joint venture companies in the primary target markets (i.e. U.S. for local presence, direct market development, localization of the technology, production and customer support.

●	Expanding our global business development efforts and potential customer base by engaging business development consultants and service providers in the countries and territories in which our products may be used, and actively managing this global network; and

●	Establishing strategic partnerships with leading integrators in the prime target markets for tactical radars, i.e. U.S. Europe, India; such partnerships may involve indigenization and localization of our technologies to enable sales in significant quantities in these markets.

Strategic Relationships and Customers

As part of our strategy, we have established a number of strategic relationships with leading global defense contractors and several air forces. We have focused our marketing and sales efforts to support these relationships.

Lockheed Martin. Lockheed Martin is the manufacturer of the F-16 aircraft, one of the most popular fighter aircraft in the western world today. We are supplying the DVDR, HD-DVDR and GDS for new F-16 aircraft production and for F-16 upgrade programs led by Lockheed Martin. In 2015, Lockheed Martin ordered a single radar system for integration in their internally funded high energy laser research and development program.

IMI Systems. IMI is a world leader in the field of APS for land platforms and is the developer and manufacturer of the “Iron Fist” APS. We are teamed with IMI on the integration and production of our RPS-10 radars as part of their “Iron Fist” APS solution for local and global customers. During 2016 there was a global increase in the interest of major forces in APS; as a result, IMI were engaged along 2017 in extensive efforts to integrate, test and provide its APS to customers in Europe and North America, along with our on-going support. We have sold dozens of CHR radars to IMI to support these activities. We anticipate that these testing efforts will mature into acquisition programs.

Boeing Defense, Space and Security. Boeing, a provider of air defense and high-energy laser systems, acquired our MHR in 2013 for evaluation of its use as part its directed energy tactical systems, and in 2017 has acquired our ieMHR to be integrated into critical infrastructure surveillance solutions. We also provide Boeing with recorders and debriefing stations for the T-45 VMTS, and have received follow-on orders from Boeing.

Leonardo DRS. DRS is a major player in the defense electronics market in North America, with a focus on tactical systems and radars. In 2017, we signed a cooperation agreement with DRS to market and sell our tactical radars in the North American market for counter-UAV, short-range air defense, and other solutions. DRS has acquired a few MHR radars and is actively promoting it as part of their system solutions.

SAZE Technologies LLC. SAZE is the first customer and user of our MHR radars, and provided support and market access to various radar programs and demonstrations that we were involved with. RADA and SAZE established a joint venture company, or JV, in the U.S., RADA Technologies LLC,, that will seek special security agreements and will perform market development, localization of the technology, customer support, production and maintenance. We are in the process of recruiting personnel for the JV.

European Air Defense Integrators. Two major European air defense integrators have purchased radars for integration and testing. We have signed a value-added representation agreement with one of the integrators for certain countries where it has a dominant position in sales of air defense and other solutions.

Rafael Advanced Defense Systems Ltd. Rafael is a world leader in the development and supply of missiles, smart weapons and pods of various types. Rafael has become a strategic customer of ours as a result of our development and production of a few advanced built-to-specification products in recent years. Recently, Rafael selected the MHR as the radar for the “Drone Dome” system that is designed to counter UAVs and drones, and is purchasing radars from us for test and evaluation.

Military Forces. We are the sole providers of digital recorders and debriefing solutions to an air force in Latin America. We are the primary provider of recorders and debriefing solutions to a major Asian air force. Our tactical radars for air defense are under evaluation by a Far-East country’s army that has acquired f a few units, while two other Asian forces have purchased radars for air surveillance and counter-mortar applications. Our tactical radars are used by the U.S. Navy and Marines as part of their ground based air defense advanced technology development program. We believe that these strategic relationships with military forces provide us with the potential for prolonged cooperation.

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

Business Development and Marketing

Our Chief Executive Officer, Mr. Dov Sella, together with Mr. Gil Schwartz, our VP Business Development & Marketing, lead our business development and marketing efforts. We currently employ twelve additional professionals (seven of which are part-time consultants) in business development and the sales of our products. Our program managers, chief technology officer and our engineering departments support our marketing and sales efforts with respect to proposal preparations and products demonstrations. In addition, we have business development consultants in Europe, South America and Asia who receive success fees for sales generated by them. Our U.S. JV is gradually taking over the business development role in the North-American market, and works directly and in cooperation with DRS on the exploitation of the large U.S. opportunities. Four of our seven part-time consultants are supporting this activity.

The Israeli Ministry of Defense has historically supported, and continues to support, our marketing efforts through its defense export assistance branch and through various projects for the IDF and its related divisions. There is no guarantee that this type of assistance will be available to us in the future.

We take part and present our tactical radars at the major land systems exhibitions on a regular basis, such as the (AUSA) Annual Meetings, D.C., Eurosatory in Paris, DSEI in London, and in regional exhibitions such as Seoul Aerospace & Defense, MSPO in Poland, DefExpo in India and others.

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

Principal Customers

Generally, we complete a few major transactions each year, each in an amount comprising more than 10% of our revenues for such year. As a result, each year a significant portion of our revenues is derived from a small number of customers. The following table sets forth our principal customers in 2015, 2016 and 2017:

	Percentage of Revenues
	2015	2016	2017
Israel Aerospace Industries	24%	20%	7%
Ministry of Defense	9%	17%	9%
RAFAEL	7%	16%	2%
Embraer S.A.	10%	13%	3%
Hindustan Aeronautics Ltd	13%	11%	5%
Lockheed Martin Corporation	8%	6%	13%
Leonardo DRS	1%	1%	35%

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

Geographical Markets

We sell our products to various air forces and companies worldwide. The following table presents our revenues by geographical markets for the periods indicated:

	2015	2016	2017
Israel	43%	57%	24%
South and Latin America	11%	10%	2%
Asia	20%	19%	17%
North America	25%	13%	55%
Europe	1%	1%	1%
Australia	-	-	1%

Competition

The markets for our products are highly competitive. Our principal competitors on the avionics and recorders include Elbit Systems Ltd., United Technologies Aerospace Systems, Honeywell International Inc., IAI, Northrop Grumman Corporation, Sagem Avionics LLC., Thales Group and Zodiac Aerospace Group. Our principal competitors on tactical radars are IAI (through its subsidiary, Elta), SRC Inc., SAAB, Thales and Leonardo Selex. We expect to continue to face competition from these and other competitors. Currently, all of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

Government Regulations

Israel’s defense export policy regulates the sales of our systems and products. Current Israeli policy encourages export to approved customers of defense systems and products, such as ours, as long as the export is consistent with Israeli government policy.

A license is required to initiate marketing activities. We are also required to obtain a specific export license for any hardware exported from Israel. We are regulated by an Israeli law regulating export of “dual use” items (items that are typically sold in the commercial market, but that also may be used in the defense market) and the Defense Export Control Law and its supplemental regulations. Those laws and regulations govern the enforcement of export control and defined certain new areas of licensing, particularly with respect to transfer of technology. It is not certain that we will receive all the required permits and licenses for which we may apply in the future. Our participation in governmental procurement processes in Israel and other countries is subject to specific regulations governing the process of procuring defense contracts. Furthermore, solicitations for procurements by governmental purchasing agencies in Israel and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process.

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

Manufacturing and Quality Management

Our production plant is located in Beit She’an, Israel. The plant is equipped to handle most of our manufacturing processes and testing requirements. For a few specific processes we utilize outsourced resources. This structure allows us flexibility and versatility. To support the growth in radar production, we are in the process of establishing a supply chain of board assembly providers and chassis/casting providers, while final assembly, calibration and testing is kept internally.

We place great emphasis on quality control in our production processes. Commencing with customer requirements and expectations, via raw material inspection through completion, specifications are repeatedly checked. We maintain a quality assurance team that participates in every stage of the design and manufacturing of the products. Our quality management system is certified by the Standards Institute of Israel, or SII, pursuant to ISO 9001:2015 for hardware design and production and ISO 90003:2014 for software design. SII performs quality system audits twice a year and various customers perform audits four to six times a year. Our environmental management system is certified by SII to ISO 14001:2004. Our quality management system is also certified according to AS-9100D, a quality management system for aerospace requirements.

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

C. Organizational Structure

We own 80% interest in CACS, a company based in China that is engaged in aircraft repair services. In 2010, we and our local partner in China, Tianzhu Forest Development Co., or Tianzhu, agreed that Tianzhu would divest its 20% interest and CACS would become a wholly-owned subsidiary, but the necessary approvals for such sale have never been obtained. In 2016, we resolved to pursue a sale of our interest in our CACS subsidiary. The results presented in this annual report were adjusted to present CACS’ results in a separate line as “Discontinued Operations.”

D. Property, Plants and Equipment

We own a 30,000 square feet industrial building in Beit She’an, Israel. The building, which includes manufacturing facilities and warehouse space, is situated on land leased from the Israel Land Authority for a period of 49 years ending in 2034. The plant has sufficient capacity to meet our current requirements.

Our executive offices and research and development facilities are located in a 17,782 square feet office facility in Netanya, Israel. The lease for this facility expires in January 2022. The aggregate annual rent for our offices in Israel was approximately $351,000 in 2017.

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

Overview

We develop, manufacture and sell defense electronics including military avionics systems for manned and unmanned aircraft, inertial navigation systems, or INS, and tactical land radars for force and border protection applications. We sell and support our commercial aviation electronic products and services, mainly through CACS, our 80% owned Chinese subsidiary. In 2016, we resolved to pursue a sale of our interest in our CACS subsidiary. The results presented in this annual report were adjusted to present CACS’ results in a separate line as “Discontinued Operations.”

General

Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC 830. The majority of our sales are made outside of Israel and a substantial part of them are in dollars. In addition, a substantial portion of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are re-measured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. All monetary balance sheet accounts have been re-measured using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been re-measured using the average exchange rate for the period. The financial statements of our foreign subsidiary, whose functional currency is not the dollar, have been translated into dollars. All balance sheet amounts have been translated using the exchange rates in effect at balance sheet date. Statement of operation amounts have been translated using the average exchange rate prevailing during the year. Such translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

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

Impairment of Long-Lived Assets. We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount of the carrying value of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2017 and 2016, no impairment losses have been identified.

Accounting for income taxes. On January 1, 2007, we adopted FASB ASC 740-10 “Income Taxes,” which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740-10. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement ASC 740-10. We provided a valuation allowance in respect to the deferred tax assets resulting from operating loss carryforwards and other temporary differences. Our management currently believes that since our company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

Inventory valuation. The majority of our inventory consists of work in progress, raw materials and components. Inventories are valued at the lower of cost or market. Cost of finished goods is determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs. Raw material is valued using the “FIFO” method. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material items based on their potential utilization. If we consider specific inventory to be damaged, we write such inventory down to zero. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, and excess inventories. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning the future utilization of the inventory items. Inventory write-offs were $122,000, $144,000 and $153,000 for the years ended December 31, 2017, 2016 and 2015, respectively.

Allowance for doubtful accounts. Our trade receivables are derived from sales to customers all over the world. We perform ongoing credit evaluations of our customers. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was $14,000, $14,000, $2,000 for the years ended December 31, 2017, 2016 and 2015, respectively.

Stock-based compensation. We account for stock-based compensation in accordance with the provisions of ASC 718, “Compensation - Stock Compensation.” Under the fair value recognition provisions of ASC 718, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing model.

The fair value of an award is affected by our stock price on the date of grant and other assumptions, including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect employees to hold their stock options.

Discontinued Operations. Under ASC 205, “Presentation of Financial Statements - Discontinued Operation” when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its component are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the company’s consolidated operations and the company will have no significant continuing involvement in the operations of the component. Subsequent to our determination to sell our interest in CACS, CACS’ results are accounted as discontinued operation and appear in this annual report in a separate line item as “Discontinued Operations.”

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

Marketing and Selling Expenses. Marketing and selling expenses consist primarily of salaries for marketing and business development personnel, marketing activities, public relations, promotional materials, travel expenses, trade show exhibit expenses, and success fees to business development consultants.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, legal, administrative personnel, professional fees, provisions for doubtful accounts and other general corporate expenses.

Financial Expenses, Net. Financial expenses consist of interest and bank expenses, interest on convertible note and loans, amortization expenses of discount on convertible note, deferred charges and currency re-measurement losses. Financial income consists of interest on cash and cash equivalent balances and currency re-measurement gains.

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
Revenues	100%	100%	100%
Cost of revenues	82.9%	88.7%	68.4%
Gross profit	17.1%	11.3%	31.6%
Research and development, net	4.9%	5.9%	6.0%
Marketing and selling	16.7%	17.7%	8.2%
General and administrative	14.9%	14.1%	9.8%
Operating income (loss)	(19.5)%	(26.5)%	7.6%
Financial expenses, net	(25.4)%	(11.9)%	0.6%
Net income (loss) from continuing operations	(44.9)%	(38.4)%	7.0%
Net income (loss) from discontinued operations	(1.3)%	0.1%	1.9%
Net income (loss)	(46.2)%	(38.3)%	8.9%
Net income (loss) attributable to non-controlling interest	(0.2)%	0.0%	0.3%
Net income (loss) attributable to RADA Electronic Industries’ shareholders	(45.9)%	(38.3)%	8.6%

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Revenues. Our revenues increased by 104% to $26.2 million in 2017 from $12.8 million in 2016 mainly due to the increase in our radars business revenues.

Cost of Revenues. Cost of revenues increased by 57% to $17.9 million in 2017 from $11.4 million in 2016. The increase in our cost of revenues is attributable to the increase in revenues.

Gross Profit. Our gross profit increased by 473% to $8.3 million in 2017 from $1.4 million in 2016. Our gross profit margin was approximately 31.6% in 2017 and 11.2% in 2016. The increase in our gross profit and gross profit margin in 2017 was mainly attributable to the increase in revenues and especially to the higher gross margin generated from the radars business.

Research and Development Expenses, Net. Our research and development expenses increased by 107.8% to $1.6 million in 2017 from $0.8 million in 2016. The increase in expenditures is a result of our strategy to achieve and maintain a technological edge for our products in the market.

Marketing and Selling Expenses. Marketing and selling expenses decreased by 5.8% to approximately $2.1 million in 2017 from $2.3 million in 2016. We maintained a similar level of marketing and selling expenses primarily due to our efforts to sell our radar products, mainly reflected in the costs incurred as part of our participation in field demonstrations requested by our potential customers.

General and Administrative Expenses. General and administrative expenses increased by 41% to approximately $2.6 million in 2017 from $1.8 million in 2016. The increase is attributable mainly to the increase in the non-cash expense associated with employee option compensation.

Financial Expenses, Net. Our financial expenses, net, decreased by 90% to $0.2 million in 2017 compared to $1.5 million in 2016. The decrease is attributed mainly to the lower level of interest expenses related to the loans (including a convertible loan) and bank credit, which were converted and repaid in full during 2017. Our non-cash financial expense resulting from the amortization of the discount on a convertible loan and loans from shareholders was $0.103 million in 2017 compared to $1.1 million in 2016. Our interest expense, net, was $0.164 million in 2017 compared to $0.3 million in 2016.

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Revenues. Our revenues decreased by 9% to $12.8 million in 2016 from $14.1 million in 2015 mainly due to delays in securing expected contracts that were delayed to later dates.

Cost of Revenues. Cost of revenues decreased by 2% to $11.4 million in 2016 from $11.7 million in 2015. The decrease in our cost of revenues is attributable to the reduction in sales.

Gross Profit. Our gross profit decreased by 40% to $1.4 million in 2016 from $2.4 million in 2015. Our gross profit margin was approximately 11.2% in 2016 and 17% in 2015. The decrease in our gross profit and gross profit margin in 2016 was mainly attributable to the decrease in revenues and the relatively lower decrease in cost of revenues.

Research and Development Expenses, Net. Our research and development expenses increased by 9.4% to $758,000 in 2016 from $693,000 in 2015. The relatively low level of expenditures in both 2016 and 2015 reflects maturation of our radar products.

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

Our Location in Israel

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal manufacture, research and development facilities are located in Israel. See Item 3D “Key Information – Risk Factors – Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at a rate of 24% in 2017. The corporate tax as of January 1, 2018 is 23%.

As of December 31, 2017, our net operating loss carry forward for Israeli tax purposes was approximately $73 million, including capital loss carry forwards of approximately $3.8 million.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development, and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade. Israel is a member of the Organization for Economic Co-operation and Development, or the OECD, an international organization whose members are governments of mostly developed economies. The OECD’s main goal is to promote policies that will improve the economic and social well-being of people around the world. In addition, Israel has been granted preferences under the Generalized System of Preferences from the U.S., Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

Israel and the E.U. concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the U.S. entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the “EFTA,” established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the E.U., which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the E.U.

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

	Year Ended December 31,
	2013	2014	2015	2016	2017
NIS vs. U.S. Dollar	(7.0)%	12%	0%	(1.0)%	(9.8)%
Israeli Consumer Price Index	1.8%	(0.2)%	(1.0)%	(0.2)%	1.5%

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

ASU 2014-09- Revenue from Contracts with Customers (Topic 606)

In May 2014, the FASB issued new standard related to revenue recognition, ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” and related subsequent updates (collectively, the “new revenue standard”). Under the new revenue standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new revenue standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new revenue standard permits two transition methods: retrospectively to each prior reporting period presented (the “full retrospective method”), or retrospectively with the cumulative effect of initially applying the new revenue standard recognized at the date of initial application (the “modified retrospective method”). The Company will adopt the new revenue standard effective January 1, 2018 using the modified retrospective method applied to those contracts which were not substantially completed as of January 1, 2018.

The Company did not have any material cumulative-effect adjustment as a result of the adoption. In addition, the adoption of ASU 2014-09 and the overall Topic 606 will not have any material impact on our consolidated financial statement line items in the year of adoption. The Company will make the additional required disclosures under Topic 606, starting with the Company’s consolidated financial statements that include the initial adoption date.

ASU 2016-02 - Leases (Topic 842):

In February 2016, the FASB issued guidance on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. Topic 842 supersedes the previous leases standard, ASC 840, “Leases.” The guidance is effective for the interim and annual periods beginning on or after December 15, 2018 (early adoption is permitted). The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

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

ASU 2017-09, “Compensation – Stock Compensation (Topic 718):

In May 2017, the FASB issued ASU 2017-09, “Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting.” ASU 2017-09 was issued to provide clarity and reduce both 1) diversity in practice and 2) cost and complexity when applying the guidance in Topic 718 to a change in the terms or conditions of a share-based payment award. ASU 2017-09 provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting under Topic 718. The amendments in ASU 2017-09 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The amendments in ASU2017-09 should be applied prospectively to an award modified on or after the adoption date. The adoption of this ASU will not have a material impact on our consolidated financial statements.

ASU 2017-12, “Derivatives and Hedging:

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities”, which is intended to simplify and amend the application of hedge accounting to more clearly portray the economics of an entity’s risk management strategies in its financial statements. The ASU will make more financial and nonfinancial hedging strategies eligible for hedge accounting, reduce complexity in fair value hedges of interest rate risk and ease certain documentation and assessment requirements of hedge effectiveness. It also changes how companies assess effectiveness and amends the presentation and disclosure requirements. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of adopting the ASU on its consolidated financial statements.

Recently Adopted Accounting Pronouncements:

ASU 2016-09- Compensation - Stock Compensation (Topic 718)

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2016-09, “Compensation - Stock Compensation (Topic 718)” (“ASU 2016-09”). ASU 2016-09 permits entities to make an accounting policy election related to how forfeitures will impact the recognition of compensation cost for stock-based compensation: to estimate the total number of awards for which the requisite service period will not be rendered or to account for forfeitures as they occur. Upon adoption of ASU 2016-09, the Company elected to change its accounting policy to account for forfeitures as they occur. The guidance was applied on a modified, retrospective basis in the first quarter of fiscal 2017 and did not have a material impact on the Company’s consolidated financial results.

B. Liquidity and Capital Resources

We have historically met our financial requirements primarily through cash generated by operations, funds generated by our public offerings, private placements of our ordinary shares and debt securities, loans from our principal shareholders, short-term loans and credit facilities from banks (most recently Bank Leumi Le-Israel B.M. and the Israeli branch of State Bank of India, or the Banks), research and development grants from the government of Israel and the Israel-U.S. Binational Industrial Research and Development Foundation, investment grants for approved enterprise programs and marketing grants from the government of Israel.

We had working capital of $25.6 million as of December 31, 2017 compared with working capital of $11.1 million at December 31, 2016. Cash and cash equivalents were $12.4 million as of December 31, 2017 compared to $1.2 million as of December 31, 2016. Short-term and long-term bank deposits and restricted bank deposits were $0.32 million as of December 31, 2017 and December 31, 2016.

As of December 31, 2017, our Banks provided $0.4 million of guarantees on our behalf, mainly to our customers and suppliers in the ordinary course of business. The guarantees are secured by a first priority floating charge on all of our assets and by a fixed charge on our property in Beit She’an, unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of loss). Our agreements with the Banks prohibit us from: (i) selling or otherwise transferring any assets except in the ordinary course of business; (ii) placing a lien on our assets without the Banks’ consent; or (iii) declaring dividends to our shareholders.

On July 30, 2015, we completed a public offering of 3,455,284 ordinary shares, offered at a price to the public of $2.46 per share. We received gross proceeds of $8.5 million before deducting underwriting discounts and commissions and other offering expenses. Issuance costs amounted to approximately $1.07 million. As of December 31, 2015 the remaining principal amount of the debt owed under the Standstill Agreement was $3.09 million.

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

DBSI also granted the company an option, exercisable by either us or DBSI, for us to obtain a three -year loan in the principal amount of up to $3.175 million solely for the purpose of the repayment of the outstanding shareholders’ debt. We exercised such option in June 2016 and used the funds to fully repay our outstanding shareholders’ debt.

During the term of the loan, which has a three-year term, DBSI had the right, but not the obligation, at its sole discretion, to convert the then remaining convertible loan amount into ordinary shares at a price per share equal to the lower of: (i) $2.40, or (ii) a five percent (5%) discount to the FMV (the average of the closing prices of our Ordinary Shares over the 5 consecutive trading days ending on the last trading day prior to the date of conversion), but in no event less than $0.47. In August 2017, DBSI converted the entire principal of the loan and acquired 1,322,917 ordinary shares, reflecting a conversion price of $2.40 per share.

DBSI’s exercise of warrants has resulted in proceeds to our company of $1.25 million in 2016 and $1.95 million in 2017 in the aggregate.

In connection with the DBSI transaction, we issued warrants to purchase 255,319 ordinary shares to each of Legos Advisors Ltd. and Mr. Avi Geffen as commission and finder’s fees. All of these warrants were exercised in 2017 for total consideration of $0.24 million.

On November 15, 2016, we completed a $2 million directed registered offering of 1,904,762 ordinary shares at a price per share of $1.05 to The Phoenix Insurance Company Ltd. and its affiliate, Shotfut-Menayot-Israel-HaPhoenix Amitim Ltd. At the same time, DBSI invested an additional $1 million in our company through the exercise of 2,127,660 warrants.

On August 20, 2017, we sold 4,604,500 of our ordinary shares to Israeli institutional investors, at a price of $2.15 per share pursuant to our shelf registration statement.

We made capital expenditures of $1 million in the year ended December 31, 2017, primarily for machinery and equipment. We currently do not have any significant capital spending or purchase commitments.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2015	2016	2017
	(U.S. dollars in thousands)
Net cash provided by (used in) operating activities from continuing operations	(3,018)	(4,919)	1,722
Net cash used in investing activities from continuing operations	(370)	(44)	(1,811)
Net cash provided by financing activities from continuing operations	3,227	5,442	11,292
Net cash provided by (used in) operating activities from discontinued operations	253	298	(644)
Net cash used in investing activities from discontinued operations	(8)	(34)	(101)
Effect of exchange rate changes on cash and cash equivalents	(116)	(133)	(138)
Increase (decrease) in cash and cash equivalents	(32)	610	10,320
Cash and cash equivalents at beginning of the year	1,786	1,754	2,364
Cash and cash equivalents at end of the year	1,754	2,364	12,684
Less cash and cash equivalents of discontinued operation at the end of the year	1,020	1,159	267
	734	1,205	12,417

Continuing Operations:

Net cash provided by operating activities was $1,722,000 in 2017. This was primarily due to our net income of $2,342,000, depreciation and amortization of $638,000, share based non-cash compensation to employees of $559,000 and a decrease in costs and estimated earnings in excess of billings of $809,000. This was offset by an increase in trade receivables of $2,280,000, and an increase in inventories of $890,000. Net cash used in operating activities was $4,919,000 in 2016. This was primarily due to our loss in 2016 and increase in inventories of $1,503,000, an increase in trade receivables of $1,360,000. This was offset by a decrease in costs and estimated earnings in excess of billings of $403,000. Net cash used in operating activities was $3,018,000 in 2015. This was primarily due to our loss in 2015 and a decrease in other accounts payables and accrued expenses of $1,437,000, an increase in trade receivables of $607,000, and increase in inventories of $499,000. This was offset by a decrease in costs and estimated earnings in excess of billings of $1,467,000, an increase in trade payables of $602,000 and a decrease in other accounts receivable and prepaid expenses of $81,000.

Net cash used in investing activities was $1,811,000 in 2017, primarily due to the investment of $1,041,000 in property, plant and equipment and construction-in-process of production infrastructure of $736,000. Net cash provided by investing activities was approximately $44,000 in 2016, primarily due to change in restricted deposits, net of $356,000 which was offset by the investment of $411,000 in property, plant and equipment. Net cash used in investing activities was approximately $370,000 in 2015, primarily due to a change in restricted deposits of $6,000, which was offset by the investment of $366,000 in property, plant and equipment.

Net cash provided by financing activities was $11,292,000 in 2017, due to issuance of ordinary shares and exercise of warrants. This was offset by a decrease in short-term bank credit of $575,000. Net cash used in financing activities was $5,442,000 in 2016, reflecting net proceeds of $7,096,000, mainly from our transactions with DBSI and The Phoenix Insurance Company Ltd. and its affiliate, the net repayment of $2,988,000 of shareholders loans and a decrease in short-term bank credit of $1,841,000. Net cash provided by financing activities was $3,227,000 in 2015, reflecting the issuance of ordinary shares in a public offering that provided us with net proceeds of $7,430,000, the net repayment of $5,030,000 of shareholders loans and an increase in short-term bank credit of $827,000.

Discontinued Operations:

Net cash used in operating activities from discontinued operations was $644,000 in 2017. This was primarily due to an increase in trade receivables of $956,000. This was offset by depreciation of $391,000. Net cash provided by operating activities from discontinued operations was $298,000 in 2016. This was primarily due to a decrease in inventories of $29,000 and decrease in trade receivables of $148,000. This was offset by an increase in trade payables of $44,000. Net cash provided by operating activities from discontinued operations was $253,000 in 2015. This was primarily due to depreciation of $101,000.

Net cash used in investing activities from discontinued operations was $101,000 in 2017, due to investment of $101,000 in property, plant and equipment Net cash used in investing activities from discontinued operations was approximately $34,000 in 2016, due to investment of $34,000 in property, plant and equipment. Net cash used in investing activities from discontinued operations was approximately $8,000 in 2015, due to investment of $8,000 in property, plant and equipment.

As a result of the foregoing, at December 31, 2017, we had working capital of $25,641,000 and cash and cash equivalents of $12,417,000 as compared to working capital of $11,106,000 and cash and cash equivalents of $1,205,000 at December 31, 2016.

We expect to fund our short-term liquidity needs in 2018, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from our cash and cash equivalents, operating cash flow and our credit facilities. We project that our current cash and cash equivalents, credit facilities and our expected cash flow from operations, will be sufficient to meet our cash requirements in 2018.

C. Research and Development, Patents and Licenses

Research and Development

Our research and development activities focus on improvements to our existing products, the development of complementary products that would provide continued support for our current customers and would improve our capability to market our products to new customers and keep a competitive edge over our main competitors. In 2017, 2016 and 2015 we incurred $1.6 million, $0.8 million and $0.7 million, respectively, of research and development expenses, net. The vast majority of these expenses are attributable to the development of our radars. In 2018, we intend to continue to invest in the research and development of new products. As of December 31, 2017, we employed 38 engineers (including 2 sub-contractors) in research and development who concentrate mainly on research and development activities generated through customer orders and to a lesser extent on internal research and development activities.

The Israel Innovation Authority, or the IIA, encourages research and development by providing grants to Israeli companies, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, as amended. The terms of such grants prohibit the manufacture of the developed products outside of Israel and the transfer of technologies developed using the grants to any person without the prior written consent of the IIA. During 2011 and 2012 we developed a new radar sensor for APS, partly financed by the IIA. In 2013 and 2012, we received royalty bearing grants of $15,000 and $142,000, respectively, from the IIA. Pursuant to applicable Israeli law, we are currently required to pay royalties at the rate of 3.5% of sales of products developed with certain grants received from the IIA, up to 100% of the amount of such grants, adjusted by the exchange rate with the dollar. As of December 31, 2017, our total obligation for royalty payments, net of royalties paid or accrued was approximately $0.8 million.

D. Trend Information

In 2017, our revenues increased by approximately 104% compared to our revenues in 2016.

Our future revenues will, in great measure, be dependent upon the success of our sales and marketing strategy. We are currently focusing our sales efforts on:

●	Military avionics and inertial navigation systems; and

●	Tactical radar systems for force and border protection solutions.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2017 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-term debt obligations	21	-	21	-	-
Operating lease obligations	2,408	752	688	968	-
Total	2,429	752	709	968	-

In addition, we have long-term liabilities for severance pay for certain employees that are calculated pursuant to Israeli law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Under Israeli law, employees are entitled to one month’s salary for each year of employment or a portion thereof upon termination of employment in certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. As of December 31, 2017 our severance pay liability was $0.8 million.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Yossi Ben Shalom (2)	61	Executive Chairman of the Board of Directors
Nir Cohen	45	Director
Dr. Alon Dumanis (1)(2)	68	Director
Ben Zion Gruber	59	Director
Israel Livnat(2)	67	Director
Nurit Mor (1)	74	External Director
Elan Sigal (1)	50	External Director
Kineret Ya’ari	34	Director
Guy Zur	56	Director
Dov Sella	62	Chief Executive Officer
Avi Israel	53	Chief Financial Officer
Oleg Kiperman	64	Chief Technology Officer

(1)	Member of the Audit and Compensation Committee
(2)	Member of the Business Development Committee

Messrs. Yossi Ben Shalom, Nir Cohen, Israel Livnat, Ben Zion Gruber, and Alon Dumanis, Ms. Kineret Ya’ari and Mr. Guy Zur will serve as directors until our 2018 annual general meeting of shareholders. Ms. Mor and Mr. Sigal serve as our external directors and each currently holds office for three year terms until October 21, 2018 and August 30, 2019, respectively. On February 20, 2018, Mr. Herzle Bodinger retired as a member of our Board of Directors for personal reasons.

Yossi Ben Shalom was appointed as a director effective as of May 18, 2016 and has served as the Chairman of our Board of Directors since June 14, 2016. Mr. Ben-Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. from 1998 through to 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director on numerous boards of directors, including: NICE Systems Ltd. (NASDAQ: NICE) (computer telephony); Machteshim Agan (chemistry); and Investec Bank. He also participated in the creation of TDA VC fund (a joint venture between Templeton and Tadiran) and was an active Chairman of Scopus – a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Ltd. As such, he currently serves as the Chairman of Pointer Telocation Ltd. (NASDAQ: PNTR) and Chairman of Shagrir Group Car Services Ltd. (TASE: SHGR). Mr. Ben-Shalom also serves as a director of Taldor Computer Systems (1986) Ltd. (TASE: TALD) and several other privately held companies. Mr. Ben-Shalom holds a B.A. degree in Economics and an M.A. degree in Business Management from Tel Aviv University.

Nir Cohen has served as a director since May 18, 2016. Mr. Cohen serves as Chief Financial Officer of DBSI Investments Ltd. and of its affiliate – Shiraz DS Investments Ltd. As the CFO of both DBSI and Shiraz, Mr. Cohen serves as a director in several public companies: Taldor Computer Systems (1986) Ltd. (TASE: TALD); Pointer Telocation Ltd. (NASDAQ: PNTR); Danel (Adir Joshua) Ltd.; and Shagrir Group Vehicle Services Ltd.(TASE: SHGR). Before joining DBSI, Mr. Cohen served as partner and CFO of Argoquest Holdings, LLC, a privately held U.S.-based investment company specializing in high-tech investments. Prior to joining Argoquest, Mr. Cohen served as a senior associate at Kesselman & Kesselman, an Israeli affiliate of the global accounting firm PricewaterhouseCoopers (PwC). Before joining PwC, Mr. Cohen worked as an auditor for the accounting firm KPMG in Israel. Mr. Cohen holds a B.A. degree in Accounting and Business Management from the College of Management and is a Certified Public Accountant in Israel.

Dr. Alon Dumanis has served as a director of Rada since 2015. Until December 31, 2015, Dr. Dumanis acted as the Chief Executive Officer of Crecor B.V, Docor International B.V, Docor Levi Lassen I BV, Docor Levi Lassen II BV and Docor International Management Ltd., all Dutch investment companies, subsidiaries of the Van-Leer Group Foundation,. Dr. Dumanis is currently a chairman of Aposense Ltd. (TASE: APOS) and a member of the board of directors of Nova Measuring Instruments Ltd. (NASDAQ and TASE:NVMI). Dr. Dumanis is the Chairman of Dumanis Investments Ltd., Dumanis Holdings Ltd., Dumanis Ventures Ltd. and the CEO of ACS Air Cyber Solutions Ltd. and a managing partner of Augmentum Ltd. Dr. Dumanis is a former member of the board of directors of Tadiran Communications (TASE:TDRN), of El Al Israel Airlines (TASE:ELAL), of Protalix Biotherapeutics (NYSE:PLX), and a former member of the board of directors of Inventec Investments Co. Ltd. (TASE:IVTC), Spectronix Ltd. (TASE: SPCT) and IceCure Medical Ltd. (TASE:ICCM). Previously, Dr. Dumanis was the Head of the Material Command of the Israel Air Force holding the rank of Brigadier General. Dr. Dumanis currently serves as chairman and member of several national steering committees and is the author of many papers published in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana.

Ben Zion Gruber has served as a director since June 2002. Mr. Gruber is a founder and manager of several real estate and construction companies and an entrepreneur involved in several hi-tech companies. Mr. Gruber is a Br. General (Res.) of the IDF serving today as deputy commander of an armored division. Mr. Gruber is a member of the Board of Employment Service of the government of Israel. Mr. Gruber also serves on the board of R. Riskin or Tora intuitions and the board of Har Etzyun yeshiva, board of Hertzog College, Association of Friends of Kefar Shaul Hospital. Mr. Gruber serves on the Ethics Committees of the Eitanim and Kefar Shaul Hospitals as well as a director of several other charitable organizations. Mr. Gruber holds a B.Sc. degree in Engineering of Microcomputers from JCT Jerusalem College of Technology. In addition, Mr. Gruber is a graduate of a summer course in Business Administration at Harvard University, as well as several other courses and training in management, finance and entrepreneurship.

Israel Livnat has served as a director since May 18, 2016. Mr. Livnat is the founder and Chairman of Anteo WW AG, which developed a software platform for physical-security, cyber-security safety and other business continuity applications. Mr. Livnat serves as a director on the board of Mobilicom Ltd., a provider of advanced communication solutions. He serves also as Director at Urban Aeronautics Leader in developing a compact VTOL vehicle with no exposed rotors that is tailored to meet FAA requirements for powered lift vehicles and is also capable of flying and operating inside complex urban and natural environment. Mr. Livnat was the President of the Security Group at Nice Systems Ltd. from May 2006 until August 2011. Prior to joining NICE and since 2001, he served as the President and CEO of Elta Systems Ltd., the leading defense company in Israel for radar, signal intelligence and communication systems. Prior to his position with Elta, Mr. Livnat headed the MLM division of Israeli Aircraft Industries, leading the development of the Arrow weapons system, the Israeli Shavit satellite launcher and other airborne command and control systems. Before that he was VP Engineering of the MLM division and director for hardware engineering at Daisy Systems of Mountain View, California, a leading developer of hardware and software for large computer-embedded systems. Mr. Livnat holds a B.Sc. degree and a M.Sc. degree in Electrical Engineering from the Technion-Israel Institute of Technology, and an Executive MBA degree from Stanford University, California. He was awarded the prestigious Israeli Industry Prize for 2004.

Nurit Mor has served as one of our external directors since August 2006. Ms. Mor has served as an external director of two subsidiaries of Bank of Jerusalem from 2010 until 2012, Aspen Real Estate Ltd., an Israeli public company, from September 2005 until 2009 and of I.B.I Investment House Ltd (TASE: IBI) from May 2004 until 2010. From 1973 to 2003, Ms. Mor served in senior positions at the Bank of Israel, including in the public complaints and banking supervision department. Ms. Mor holds a B.A. degree in Economics and Statistics and a diploma in Business Administration from the Hebrew University of Jerusalem, and an M.A. degree in Labor Studies from Tel Aviv University.

Elan Sigal has served as one of our external directors since August 2013. Between January 2013 and August 2017, Mr. Sigal served as the Chief Financial Officer of Landa Corporation (Israel), an Israeli company that develops printing systems with proprietary nanography technology for the commercial market. Between January 2008 and December 2012, Mr. Sigal was the Chief Financial Officer of Objet Geometries Ltd., an Israeli company that is engaged in the design, development and manufacture of 3D printers. Between 2004 and December 2007, Mr. Sigal served as the Chief Financial Officer of our company. From May 2000 to December 2003, Mr. Sigal worked as a management consultant in the London office of McKinsey & Co., a leading global management consulting firm. For ten years Mr. Sigal served as a fighter pilot in the Israeli Air Force. Mr. Sigal holds a B.A. degree in Economics from Tel Aviv University.

Kineret Ya’ari has served as a director since May 18, 2016. Mrs. Ya’ari serves as an Analyst & Economist at DBSI Investments Ltd. Mrs. Ya’ari also serves as a director of Taldor Computer Systems (1986) Ltd. (TASE: TALD) and Shagrir Group Vehicle Services Ltd. (TASE: SHGR). Before joining DBSI Investments, Mrs. Ya’ari served as a senior business analyst at Giza-Singer-Even, a financial advisory and investment banking firm in Israel. Mrs. Ya’ari holds a B.A. degree in Economics and Management and an M.B.A. degree in Accounting and Finance from Tel Aviv University.

Guy Zur has served as a director since March 27, 2017. Mr. Zur joined the IDF in 1983 and served in the military until 2016 in a variety of positions retiring with the rank of Major General. Mr. Zur served as the commander of the Ground Forces from 2013 until 2016. Between 2010 and 2013, Mr. Zur served as the Head of the IDF Planning Division.  Between 2007 and 2010, Mr. Zur served as the commander of the National Training Center for Ground Trainings (NTC). Mr. Zur is currently the CEO of some Taavura Group subsidiaries, one of the largest logistics and transportation conglomerates in Israel, as well as a technology entrepreneur. Mr. Zur holds an M.B.A. degree from Be’er Sheva University, a Bc.S. degree in Mechanical Engineering from Tel Aviv University, and is an alumnus of the Royal College of Defense Studies, London.

Dov Sella has served as our Chief Executive Officer since November 2016 and had previously, since July 2007, served as our chief business development officer. Prior to that and from January 2003, Mr. Sella served as our chief operating officer. Mr. Sella has over 20 years of senior management and product development experience. From 1982 until 1997, Mr. Sella worked for Elbit Systems Ltd., a leading Israeli defense contractor. Among his positions at Elbit, he served as director of programs, director of avionics engineering and director of business development. Between 1997 and 2000, Mr. Sella served as executive vice president and vice president of business development and vice president of research and development of UltraGuide Ltd., a medical devices start-up. During the three years prior to joining our company, Mr. Sella was the president of NeuroVision Inc., a medical technology start-up. Mr. Sella has a B.Sc. degree (cum laude) in Computer Engineering from the Technion - Israeli Institute of Technology. Mr. Sella served as a fighter aircraft navigator in the IAF.

Avi Israel has served as our Chief Financial Officer since November 2017. Prior to that and since 2014, Mr. Israel has served as the CEO of Logisticare Ltd., a leading Israeli private company providing third-party logistics and supply chain services. Between 2010 and 2013, Mr. Israel served as the CEO of Brimag Communication Ltd., the Israeli importer and distributor of mobile phones and other cellular products manufactured by LG Electronics. Prior to that and since 2004, Mr. Israel served in several positions (including Deputy CEO and Finance Director) of Telit Communications PLC., an IoT (Internet of Things) company listed on AIM in London. Between 1996 and 2004, Mr. Israel served in several positions in the Formula Systems Group, as the VP M&A in charge of the international operations of Matrix Ltd. (TASE: MTRX), one of Israel’s largest software solutions companies, as well as the CFO of New Applicom Ltd., an Israeli software company that merged with Matrix. Prior to that and since 1992, Mr. Israel acted as the CFO of Burford International Application Ltd in the United Kingdom. Between 1989 and 1992, Mr. Israel was a certified public accountant with Almagor & Co, (today Deloitte Israel). Mr. Israel also served between the years 2011-2017 as an external director of Analyst Portfolio Management Ltd. and between 2004 and 2010 as an external director of Semicom Industries Ltd. Currently, Mr. Israel is also an external director of Or Shay Ltd., whose bonds are traded on theTASE. Mr. Israel has a B.A. degree in Economics and Accounting and an M.B.A. degree, both from Bar-Ilan University in Israel. Mr. Israel is a CPA and a member of the Israeli Accountants Council.

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

B. Compensation

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose information concerning the amount and type of compensation paid to its Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers, rather than on an aggregate basis. Nevertheless, regulations promulgated under the Israeli Companies Law requires us to disclose the annual compensation of our five most highly compensated officers (or all the named executive officers if there are fewer than five) on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. Under the Companies Law regulations, this disclosure is required to be included in the notice of our annual meeting of shareholders each year or in a public document that accompanies such notice, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. The Companies Law regulations permit us to refer to a report filed pursuant to the laws of the country in which our shares are listed for trading that includes the required information in lieu of its inclusion in the notice of annual meeting. Because of that disclosure requirement under Israeli law, we are including such information in this annual report.

The following table includes information for the year ended December 31, 2017 concerning the five (5) most highly compensated executive officers of our company, (the figures below reflect the applicable cost of employment on an annual basis):

	Dov Sella[1]	Oleg Kiperman	Ronen Ofek[4]	Shiri Lazarovich[3]	Gil Schwartz
Annual salary cost and other benefits ($)[2]	553,724	313,472	222,004	246,641	218,835
Total ($)	553,724	313,472	222,004	246,641	218,835

(1)	In January 2017, our shareholders approved a new employment agreement with our Chief Executive Officer, Mr. Dov Sella, who had previously served as our Chief Business Development Officer. Mr. Sella is entitled to a monthly gross base salary of NIS 75,000. In addition to the options to purchase 131,250 ordinary shares that were granted to Mr. Sella on June 14, 2016, our shareholders approved the grant of additional options to Mr. Sella as follows: (i) options to purchase 68,750 ordinary shares at an exercise price of $1.16 per ordinary share that will vest ratably over a period of four (4) years and (ii) options to purchase 150,000 ordinary shares at an exercise price of $1.16 per ordinary share that will vest immediately instead of 99 vacation days that were accrued and redeemable for the benefit of Mr. Sella. In November 2017, our shareholders approved the grant of additional options to Mr. Sella as follows: options to purchase 500,000 ordinary shares at an exercise price of $2.96 per shares that will vest ratably over a period of four (4) years.

(2)	Includes the gross salary of the five (5) most highly compensated executive officers plus payments of (i) salary bonus; (ii) social benefits such as payments for savings funds, education funds, pension, severance, insurances, social security; (iii) general benefits such as car (including maintenance and gas) and cell phone; and (iv) option compensation and other benefits pursuant to our company’s policy; including tax gross-up in respect therewith.

(3)	Amount reflects Mrs. Lazarovich’s compensation up until November 30, 2017. Mr. Avi Israel joined RADA on November 12, 2017 replacing Mrs. Lazarovich.

(4)	Mr. Ronen Ofek has been our VP Programs since January 2017.

Mr. Yossi Ben Shalom has served as the Executive Chairman of our Board of Directors since May 18, 2016. In January 2017, our shareholders approved that in addition to the directors’ fees to be paid to all of our directors commencing as of January 1, 2017, we will pay DBSI an additional monthly payment of NIS 17,500 (approximately $4,600) for time devoted by Mr. Ben Shalom to such position. As of 2017, the first calendar year in which our consolidated audited financial statements reflect net income (before taxes), the additional monthly payment was increased to NIS 35,000 (approximately $10,000).

Mr. Israel Livnat has served as a member of our Board of Directors since May 18, 2016. In January 2017, our shareholders approved a new engagement letter with Mr. Livnat, according to which he will be entitled to receive a commission of 2.5% of the net revenues received by our company with respect to specific transactions introduced to us by Mr. Livnat, subject to a detailed agreement to be entered into by Mr. Livnat and the company and the prior approval of any such transaction by the Audit Committee. To date, no such transactions were introduced.

During the year ended December 31, 2017, the aggregate compensation paid to all of our executive officers and directors as a group was approximately $1,546,675. As of December 31, 2017, the aggregate amount set aside or accrued for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers was approximately $370,819.

During the year ended December 31, 2017, we paid each of our external directors a per-meeting attendance fee of NIS 1,836 (approximately $500) and an annual fee of NIS 28,863 (approximately $8,300).

Pursuant to the Israeli Companies Law, we have adopted a compensation policy and are required to follow certain approval requirements with respect to the compensation of our directors and executive officers. See below “Board of Directors – Compensation Committee” and Item 10. Additional Information – Office Holders.

We follow Israeli law and practice instead of the requirements of the NASDAQ Stock Market Rules regarding the compensation of our Chief Executive Officer and other executive officers. See Item 16G. “Corporate Governance.”

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

Pursuant to our Articles of Association, our directors, except for the External Directors, are elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors, and each director generally serves until the Annual General Meeting next following the Annual General Meeting at which such director was appointed, or his earlier vacation of office or removal. Except with respect to the removal of External Directors, the shareholders are entitled to remove any director(s) from office, by a simple majority of the voting power of the company represented at the meeting in person or by proxy and voting thereon. All the members of our board of directors (except the external directors as detailed below) may be reelected upon completion of their term of office. The majority of directors may appoint additional directors to fill any vacancies in the board of directors until the next annual general meeting; provided, however that the total number of directors will not exceed the maximum number, if any, fixed by or in accordance with our Articles of Association. We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors and instead follow Israeli law and practice. See Item 16G. “Corporate Governance.”

External and Independent Directors

External Directors. The Israeli Companies Law requires publicly held Israeli companies to appoint at least two external directors. The Israeli Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above as well as a sibling, brother, sister or parent of the foregoing relatives. In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder. Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the Chief Executive Officer, a substantial shareholder or the most senior financial officer of such company. Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company, for the purpose of service as an external director. In addition, no person may serve as an external director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an external director is appointed, all current members of the board of directors are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

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

The external directors are elected by shareholders at a general meeting. The shareholders voting in favor of their election must include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the external director (unless such personal interest is not related to such person’s relationship with the controlling shareholder). This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the external director represent 2% or less of the voting rights in the company.

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

Independent Directors. In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the SEC. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules. We do not follow the requirement of the NASDAQ Stock Market Rules to maintain a majority of independent directors on our board and instead follow Israeli law and practice (see Item 16G. “Corporate Governance”). However, we have the mandated three independent directors on our audit committee, in accordance with the rules of the SEC and NASDAQ Stock Market.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) a director that serves as a board member for less than nine years and the audit committee has approved that he or she meets the independence requirements of an external director. A majority of the members serving on the audit committee and the compensation committee must be independent under the Israeli Companies Law.

Our board of directors has determined that Ms. Mor, Mr. Sigal, Mr. Dumanis and Mr. Zur qualify as independent directors under the SEC and NASDAQ requirements and that Ms. Mor, Mr. Sigal and Mr. Dumanis qualify as independent directors under the Israeli Companies Law requirements.

We do not follow the requirements of the NASDAQ Stock Market Rules with regard to regularly scheduled meetings of independent directors. Under Israeli law, external directors are not required to hold executive sessions. See Item 16G. “Corporate Governance.”

Committees of the Board of Directors

Audit Committee. Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must be comprised of at least three directors, the majority of which must be independent directors. Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine years period will not be deemed to interrupt the nine years period). The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; a controlling shareholder or any of the controlling shareholder’s relatives; and any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder. Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter. However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting. The chairman of the audit committee must be an external director.

Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

The role of the audit committee, pursuant to the Israeli Companies Law, includes:

●	monitoring deficiencies in the management of the company, including in consultation with the independent auditors or the internal auditor, and to advise the board of directors on how to correct such deficiencies. If the audit committee finds a material deficiency, it will hold at least one meeting regarding such material deficiency, with the presence of the internal auditor or the independent auditors but without the presence of the senior management of the company. However, a member of the company’s senior management can participate in the meeting in order to present an issue which is under his or her responsibility;

●	determining, on the basis of detailed arguments, whether to classify certain engagements or transactions as material or extraordinary, as applicable, and therefore as requiring special approval under the Israeli Companies Law. The audit committee may make such determination according to principles and guidelines predetermined on an annual basis;

●	determining if transactions (excluding extraordinary transactions) with a controlling shareholder, or in which a controlling shareholder has a personal interest, are required to be rendered pursuant to a competitive procedure;

●	deciding whether to approve engagements or transactions that require the audit committee approval under the Israeli Companies Law;

●	determining the approval procedure of non-extraordinary transactions, following classification as such by the audit committee, including whether such specific non-extraordinary transactions require the approval of the audit committee;

●	examining and approving the annual and periodical working plan of the internal auditor;

●	overseeing the company’s internal auditing and the performance of the internal auditor; confirm that the internal auditor has sufficient tools and resources at his disposal, taking into account, among other, the special requirements of the company and its size;

●	examining the scope of work of the independent auditor and its pay, and bringing such recommendations on these issue before the Board; determining the procedure of addressing complaints of employees regarding shortcomings in the management of the company and ensure the protection of employees who have filed such complaints;

●	determining with respect to transactions with the controlling shareholder or in which such controlling shareholder has personal interest, whether such transactions are extraordinary or not, an obligation to conduct competitive process under supervisions of the audit committee or determination that prior to entering into such transactions the company shall conduct other process as the audit committee may deem fit, all taking into account the type of the company. The audit committee my set such qualifications for one year in advance; and

●	determining the manner of approval of transactions with the controlling shareholder or in which it has personal interest which (i) are not negligible transactions (pursuant to the committee’s determination) and (ii) are not qualified by the committee as extraordinary transactions.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be financially literate, satisfy the respective “independence” requirements of the SEC and NASDAQ and one of whom must have an accounting or related financial management expertise at senior levels within a company.

Pursuant to recent amendment to the Israeli companies Law, effective as of February 2016, an audit committee that complies with the requirements of the Israeli Companies Law may act also as compensation committee. Our board of directors has determined that our audit committee complies with such requirements and therefore, commencing as of May 2016, it shall serve also as compensation committee.

The current members of our audit and compensation committee are Ms. Nurit Mor, Mr. Elan Sigal and Dr. Alon Dumanis, each of whom satisfies the “independence” requirements of both the SEC and NASDAQ. We also comply with Israeli law requirements for audit committee members. The audit committee meets at least once each quarter.

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

Business Development Committee. In November 2016, our Board of Directors established a Business Development Committee whose role is to review and make recommendations to the Board of Directors with respect to business development strategies, plans and targets. The Business Development Committee is composed of Messrs. Yossi Ben Shalom, Israel Livnat and Dr. Alon Dumanis.

Internal Audit

The Israeli Companies Law also requires the board of directors of a publicly held company to appoint an internal auditor nominated by the audit committee. An internal audit must satisfy the Israeli Companies Law’s independence requirements. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice. Under the Companies Law, the internal auditor may not be an interested party or an office holder, or a relative of any of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. Our internal auditor complies with the requirements of the Israeli Companies Law.

Directors’ Service Contracts

We do not have any service contracts with our directors. However, all of our directors receive director’s fees that are equal to those paid to our External Directors. There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinated to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a fiduciary duty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The fiduciary duty includes (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received due to his position as an office holder.

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

The compensation policy needs to be re-approved every three years by the board of directors, following the recommendation of the compensation committee, and by the company’s shareholders, by a Special Majority (as defined below). In the event that the compensation policy is not so approved by the shareholders, the board of directors may nonetheless approve it, provided that the compensation committee and the board of directors, following further discussion of the matter and for specified reasons, determine that the approval of the compensation policy is in the best interests of the company.

Special Majority means: (a) a majority of the shareholders who are not controlling shareholders of the Company and do not have a “Personal Interest” in the approval of the respective resolution who participate in the vote, in person, by proxy or by a voting instrument vote to approve it (abstentions will not be taken into account) or (b) the total number of votes of the shareholders referred to in (a) above that are voted against the proposed resolution does not exceed two percent (2%) of the company’s total voting rights.

The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of officer holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement.

In addition, compensation of the directors and the Chief Executive Officer is also subject to the approval of the compensation /audit committee, the board of directors and the shareholders at a general meeting. The approval of the compensation of the Chief Executive Officer is subject to the Special Majority requirements

Any deviations from the compensation policy in respect of the compensation of the office holders require the approval of the compensation/audit committee, the board of directors and the shareholders by Special Majority.

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require the approval of the compensation/audit committee prior and in addition to the approval of the board of directors. However, if the company duly adopts a compensation plan for its office holders, the approval of the board of directors is not required if the new arrangement only modifies an existing arrangement and the compensation committee determines that such modification is not material.

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

Pursuant to the Israeli Companies Law, the audit committee of the company should determine in connection with such transaction if it requires rendering pursuant to a competitive procedure or pursuant to other proceedings. See “Audit Committee” above.

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

Insurance of Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract to insure office holders in respect of liabilities incurred by the office holder with a respect to an act performed in his or her capacity as an office holder, as a result of:

●	a breach of the office holder’s duty of care to the company or to another person;

●	a breach of the office holder’s duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; or

●	a financial liability imposed upon the office holder in favor of another person.

Indemnification of Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

●	a monetary liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a monetary liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on him or her by a court, in an action instituted by the company or on the company’s behalf or by another person, against the office holder, or in a criminal charge from which he was acquitted, or in a criminal proceeding in which the office holder was convicted of a criminal offense which does not require proof of criminal intent.

In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

●	prospectively undertake to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of events which the company’s board of directors deems foreseeable considering the company’s actual operations at the time of the undertaking, and to an amount or standard that the board of directors has determined as reasonable under the circumstances.

●	retroactively indemnify an office holder of the company.

Limitations on Exculpation, Insurance and Indemnification

The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exculpating an office holder from duty to the company shall be valid, where such insurance, indemnification or exculpation relates to any of the following:

●	a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

●	any act or omission done with the intent to unlawfully yield a personal benefit; or

●	any fine or forfeiture imposed on the office holder.

Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if the office holder is a director, also by our shareholders.

Our Articles of Association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law. Up until August 2017 we maintained directors and officers liability insurance policy with per claim and aggregate coverage limit of $7.5 million. On August 2017, our Compensation Committee and Board of Directors approved an increase in the per claim coverage and aggregate coverage of up to $10 million under its directors and officers liability insurance policy. Pursuant to resolutions adopted by our shareholders on May 15, 2016, we have also entered into agreements with our directors and officeholders providing for their indemnification and exemption from the duty of care.

D. Employees

As of December 31, 2017, we employed 112 persons, of whom 38 persons were employed in research, development and engineering, 60 persons in manufacturing and logistics, 5 persons in sales and marketing, and 9 persons in administration, management and finance. All of our employees are located in Israel. In addition, CACS, our 80% owned subsidiary, employed 17 persons in China as of such date.

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

E.	Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 28, 2018 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares or Options Beneficially Owned (1)	Percentage of Ownership (2)
Yossi Ben Shalom (3)	9,001,634	27.37%
Nir Cohen	-	-
Alon Dumanis	-	-
Ben Zion Gruber	-	-
Israel Livnat	-	-
Nurit Mor	-	-
Elan Sigal	-	-
Kineret Ya’ari	-	-
Guy Zur	-	-
Dov Sella	850,000	*
Avi Israel	200,000	*
Oleg Kiperman	202,000	*

All directors and executive officers as a group (12 persons)

* Less than 1%

Except as otherwise indicated, the business address of all directors and executive officers is c/o RADA Electronic Industries Ltd., 7 Giborei Israel Street, Netanya, 4250407, Israel.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 32,882,914 ordinary shares issued and outstanding as of March 28, 2018.

(3)	Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI may be deemed to control DBSI and consequently share the beneficial ownership of the 9,001,634 Ordinary Shares of the company beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd., or BRYN. Mr. Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (collectively referred to as the Dotans). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which the Dotans would be entitled by virtue of their shareholdings in BRYN, with the exception of the disposition of such shares. According to the terms of the power of attorney, the Dotans are required to give notice of not less than 90 days to (i) revoke the power of attorney, thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information as of March 28, 2018, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
DBSI Investments Ltd. (3) (4)	9,001,634	27.37%
Howard P.L. Yeung (5)	1,786,009	5.40%
Yelin Lapidot Holdings Management Ltd. (7)	1,663,942	5.55%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and notes currently exercisable or convertible or exercisable or convertible within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 32,882,914 ordinary shares issued and outstanding as of March 28, 2018.

(3)	As reported by DBSI in its latest Schedule 13D/A, dated January 22, 2018, it is currently the beneficial owner of 9,001,634 ordinary shares, constituting 27.37% of our issued and outstanding ordinary shares.

(4)	Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI may be deemed to control DBSI and consequently share the beneficial ownership of the 9,001,364 Ordinary Shares of the company beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd., or BRYN. Mr. Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (collectively referred to as the Dotans). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which the Dotans would be entitled by virtue of their shareholdings in BRYN, with the exception of the disposition of such shares. According to the terms of the power of attorney, the Dotans are required to give notice of not less than 90 days to (i) revoke the power of attorney, thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.

(5)	Based on a Schedule 13D/A filed by Howard P.L. Yeung on August 8, 2016. Includes 1,560,995 outstanding ordinary shares. In addition, as an admission of beneficial ownership by Mr. Howard P.L. Yeung, we are including 225,015 ordinary shares held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother Kenneth Yeung. The address of Messrs. Howard P.L. Yeung and Kenneth Yeung is 2202 Kodak House II, 39 Healthy Street, North Point, Hong Kong.

(6)	Based on the Schedule 13G/A filed by Yelin Lapidot Holdings Management Ltd. jointly with Yelin Lapidot Mutual Funds Management Ltd. and Messrs. Dov Yelin, Yair Lapidot with the SEC on January 31, 2018. The address of Yelin Lapidot is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

Significant Changes in the Ownership of Major Shareholders

On June 2, 2016, DBSI first reported beneficial ownership of more than five percent (5%) of our issued and outstanding ordinary shares. DBSI purchased 8,510,638 newly issued ordinary shares as well as warrants to purchase up to 4,255,319 shares, at an exercise price of $0.47 per share, exercisable within 24 months following the closing on May 18, 2016, and warrants to purchase up to 3,636,363 shares, at an exercise price of $0.55 per share exercisable within 48 months following the closing, as well as the right to acquire up to a maximum of 6,755,319 additional ordinary shares pursuant to the conversion by DBSI of a convertible loan in the amount of $3,175,000. These holdings amounted to a 67.4% ownership of our company. On June 15, 2016, DBSI funded the full loan amount ($3,175,000) at the request of a special, independent committee of our board of directors. DBSI has since regularly reported on Form 13D/A sales of our ordinary shares and of exercises of warrants. On January 25, 2017, DBSI reported that it had sold an aggregate of 1,402,389 additional ordinary shares and that it had exercised warrants to purchase an additional 531,915 ordinary shares. The aggregate impact of these transactions reduced DBSI’s beneficial ownership from 61.3% to 56.0%. Further transactions reduced DBSI’s ownership in our company to the current level of 27.37%.

On February 8, 2017, Yelin Lapidot Holdings Management Ltd., jointly with Messrs. Dov Yelin and Yair Lapidot, filed a Schedule 13G/A with the SEC reflecting ownership of 1,790,284, or 4.04%, of our ordinary shares as of December 31, 2016. On February 3, 2015, Yelin Lapidot Holdings Management Ltd., jointly with Messrs. Dov Yelin and Yair Lapidot, filed a Schedule 13G/A with the SEC reflecting ownership of 2,400,005, or 5.41%, of our ordinary shares as of December 31, 2015. On October 12, 2015, Yelin Lapidot Holdings Management Ltd., jointly with Messrs. Dov Yelin and Yair Lapidot filed a Schedule 13G/A with the SEC reflecting ownership of 1,663,942, or 5.55%, of our ordinary shares.

On January 19, 2017, Sphera Capital Ltd., an investment management company for Sphera Small Cap Fund Ltd., and the portfolio manager of Sphera Capital, Mr. Ron Senator, reported that they purchased 1,260,504 ordinary shares of our company for a total beneficial ownership of 6.78% of our company. On February 13, 2018, they reported on Schedule 13/G that they own 973,032, or 3.25%, of our ordinary shares.

On November 10, 2016, the Phoenix Insurance Company Ltd. and its affiliate, Shotfut-Menayot-Israel-HaPhoenix Amitim Ltd., purchased 1,904,762 ordinary shares from us in a registered offering. On August 29, 2017, the Phoenix Insurance Company reported that it held 2,601,418, or 11.20%, of our ordinary shares. On December 27, 2017, it reported that it held 1,455,870, or 4.86%, of our ordinary shares.

On April 7, 2015, Howard Yeung reported on a Schedule 13D/A that he owned directly 1,560,995 ordinary shares, representing 34.73% of our outstanding ordinary shares. On August 28, 2015, Mr. Yeung reported on a Schedule 13D/A that he owned 1,560,995 ordinary shares, representing 19.63% of our outstanding ordinary shares. This dilution was the result of our public offering conducted in July 2015. On August 8, 2016, Mr. Yeung reported that the secured convertible notes in the amount of $3,000,000 issued to Mr. Yeung on December 10, 2007 were fully repaid on June 16, 2016, which reduced Mr. Yeung’s holdings on a beneficial basis, taking into account the termination of the conversion feature of the note. In addition, the issuance of 8,510,638 ordinary shares to DBSI Investments Ltd. in a transaction which closed on May 18, 2016, significantly diluted Mr. Yeung’s holdings to 10.85% based on 16,460,120 ordinary shares issued and outstanding as of June 14, 2016.

Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by American Stock Transfer & Trust Company, our transfer agent, as of March 26, 2018, there were 74 holders of record of our ordinary shares, of which 62 record holders holding approximately 72% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees.

B. Related Party Transactions

On July 30, 2015, we completed a public offering of 3,455,285 ordinary shares, offered at a price to the public of $2.46 per share. We received gross proceeds of $8,500,000 before deducting underwriting discounts and commissions and other offering expenses. Issuance costs amounted to approximately $1,070,000. As of December 31, 2015, the remaining principal amount of the debt owed under the standstill agreement was $3,090,000.

On May 18, 2016, we completed the sale to DBSI of 8,510,638 of our ordinary shares in consideration for approximately $4,000,000, reflecting a price per share of $0.47. In addition, we issued to DBSI warrants to purchase 4,255,319 ordinary shares at an exercise price per share of $0.47 (resulting in an aggregate exercise price of $2,000,000), exercisable for a period of 24 months following the date of the initial investment and warrants to purchase an additional 3,636,363 shares at an exercise price per share of $0.55 (resulting in an aggregate exercise price of $2,000,000), exercisable for a period of 48 months following the date of the initial investment.

DBSI also granted our company an option, exercisable either by either us or DBSI, for us to obtain a convertible loan in the principal amount of up to $3,175,000 solely for the purpose of the repayment of the outstanding shareholders’ debt. We exercised such option in June 2016. In August 2017, DBSI converted the entire principal loan into 1,322,917 ordinary shares reflecting a conversion price of $2.40 per share.

Form F-3 Registration Statements

Pursuant to the registration rights agreements we entered into with DBSI in 2016 and 2017, we filed several registration statements on Form F-3 relating to the resale of the ordinary shares held by DBSI.

Form S-8 Registration Statements and Reoffer Prospectus

On August 24, 2016, we filed a registration statement on Form S-8 which included a “reoffer prospectus” in connection with reoffers and resales of “control securities” by certain of our officers. We registered 168,750 ordinary shares on behalf of Zvi Alon, our former Chief Executive Officer, 131,250 ordinary shares on behalf of Shiri Lazarovich, our former Chief Financial Officer and 131,250 ordinary shares for each of Dov Sella and Oleg Kiperman.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Export Sales

Export sales constitute a significant portion of our sales. In 2017, we had approximately $19,819 million of export sales, constituting approximately 76% of our total sales. For further information regarding the allocation of our revenues by geographic region see Item 4 – “Information on the Company-Markets.”

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

B. Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2017.

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

The following table sets forth for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low
2013	$4.20	$2.10
2014	$11.94	$2.60
2015	$5.80	$0.70
2016	$1.50	$0.56
2017	$3.67	$1.04

Quarterly Stock Information

The following table sets forth for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

2016	High	Low
First Quarter	$0.92	$0.56
Second Quarter	$1.40	$0.72
Third Quarter .	$1.50	$0.93
Fourth Quarter	$1.28	$1.00

2017	High	Low
First Quarter	1.35	1.12
Second Quarter	1.94	1.04
Third Quarter	3.58	1.83
Fourth Quarter	3.67	2.86

2018	High	Low
First Quarter (through March 26)	3.09	1.93

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
September 2017	$3.58	$2.75
October 2017	$3.67	$3.11
November 2017	$3.44	$2.86
December 2017	$3.59	$3.08
January 2018	$3.09	$2.31
February 2018	$2.14	$1.93
March 2018 (through March 26)	$2.49	$2.08

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares traded on the NASDAQ Global Market under the symbol “RADIF” from 1985 until June 10, 2002, when the listing of our ordinary shares was transferred to the NASDAQ Capital Market. On December 13, 2005, we changed our symbol to “RADI,” and on March 15, 2007, we changed our symbol to “RADA.”

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

Rights Attached to Shares

Our authorized share capital consists of 37,500,000 ordinary shares of a nominal value of NIS 0.03 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

The rights attached to the ordinary shares are as follows:

Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our articles of association provide that the declaration of a dividend requires approval of the board of directors. See Item 8A. “Financial Information – Consolidated and Other Financial Information – Dividend Distribution Policy.” If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Except as otherwise required by the Israeli Companies Law, a resolution of the Shareholders shall be deemed adopted if approved by the holders of a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting.

Pursuant to our Articles of Association, our directors, except for the external directors, shall be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors, and each director shall generally serve until the Annual General Meeting next following the Annual General Meeting at which such director was appointed, or his earlier vacation of office or removal pursuant to the Articles of Association. Except with respect to the removal of external directors, the shareholders shall be entitled to remove any director(s) from office, by a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon. All the members of our Board of Directors (except the external directors) may be reelected upon completion of their term of office. For information regarding the election of external directors, see Item 6C “Directors, Senior Management and Employees - Board Practices -Election of Directors.”

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

See Item 6C. “Directors, Senior Management and Employees - Board Practices – Approval of Related Party Transactions under Israeli Law.”

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

Annual and Extraordinary General Meetings

The board of directors must convene an annual meeting of shareholders at least once every calendar year, within 15 months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as “Extraordinary General Meetings.” In addition, the board of directors must convene an Extraordinary General Meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.

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

In addition, the purchase of 25% or more of the outstanding share capital of a company or the purchase of substantial assets of a company requires, under certain conditions the approval of the Restrictive Practices Authority. Furthermore, if the target company has received tax incentives of grants from the Innovation Authority, changes in ownership may require also the approval of the tax authorities or the Innovation Authority, as applicable.

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

C Material Contracts

We do not deem any individual contract to be a material contract which is not already discussed and filed as an exhibit or in the ordinary course of our business.

D Exchange Controls

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

E Taxation

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

General Corporate Tax Rate

Generally, Israeli companies were subject to corporate tax on taxable income and capital gains at the rate of 24%, 25% and 26.5% for the tax years 2017, 2016 and 2015, respectively.

Law for the Encouragement of Industry (Taxes), 1969

We qualify as an “Industrial Company” under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industrial Encouragement Law”). The Industrial Encouragement Law defines an “Industrial Company” as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production.

The principal benefit from the above law is the deduction of expenses in connection with a public offering. Also, under the industrial Encouragement Law an “Industrial Company” is entitled to special rates of depreciation for industrial equipment and in addition to amortization of the cost of purchased know-how and patents over an eight years period for tax purposes and an accelerated depreciation rate on equipment.

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

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 24% for a corporation in 2011, 25% in 2012 and 2013 and 26.5% in 2014 and 2015 and 25% in 2016 and thereafter) and a marginal tax rate of up to 45% for an individual in 2011, 48% in 2012 and thereafter. In 2014, an additional tax liability of 3% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 640,000.

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

Share Allocations to controlling shareholders

Controlling shareholders will be taxable under section 3(i) to the Tax Ordinance, according to which, the grantee pays income tax rate (according to the marginal tax rate of the grantee- up to 48% in 2012) on the profit upon the sale of the underlying shares. As of January 1, 2013, the marginal tax rate (48%) of an individual will increase in 3% in case his taxable income in a tax year exceed the amount of NIS 640,000 (including capital gains from marketable securities, dividends and interest income).

United States Federal Income Taxation

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that may be relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”) Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof and the U.S.-Israel Tax Treaty (the “Treaty”), all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively or to differing interpretations. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not take a different position concerning the tax consequences of the acquisition, ownership or disposition of our ordinary shares or that such a position would not be sustained. This discussion does not address all tax considerations that may be relevant to a U.S. Holder of ordinary shares. In addition, this description does not account for the specific circumstances of any particular investor, such as:

●	broker-dealers;

●	financial institutions or financial services entities;

●	certain insurance companies;

●	investors liable for alternative minimum tax;

●	regulated investment companies, real estate investment trusts, or grantor trusts;

●	dealers or traders in securities, commodities or currencies;

●	tax-exempt organizations;

●	retirement plans;

●	S corporations:

●	pension funds;

●	certain former citizens or long-term residents of the United States;

●	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar;

●	persons who hold ordinary shares through partnerships or other pass-through entities;

●	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

●	direct, indirect or constructive owners of investors that actually or constructively own at least 10% of the total combined voting power of our shares or at least 10% of our shares by value; or

●	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging transaction or conversion transaction.

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

For purposes of this summary the term “U.S. Holder” means a person that is eligible for the benefits of the Treaty and is a beneficial owner of ordinary shares who is, for U.S. federal income tax purposes:

●	an individual who is a citizen or a resident of the United States;

●	a corporation or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over the trust’s administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of the trust.

Unless otherwise indicated, it is assumed for the purposes of this discussion that the Company is not, and will not become, a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. See “—Passive Foreign Investment Companies” below.

Taxation of Distributions

Subject to the discussion below under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes when such distribution is actually or constructively received, to the extent such distribution is paid out of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income at ordinary income rates, unless such dividends constitute “qualified dividend income,” as set forth in more detail below. Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your adjusted tax basis in our ordinary shares and any amount in excess of your tax basis would be treated as gain from the sale of ordinary shares. See “—Sale, Exchange or Other Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would generally be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares, may be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). Israeli taxes withheld in excess of the applicable rate allowed by the Treaty (if any) will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid with respect to our common stock generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate. A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such U.S. Holder’s position in ordinary shares is hedged. An election to deduct foreign taxes instead of claiming a foreign tax credit applies to all foreign taxes paid or accrued in the taxable year. The rules relating to the determination of the foreign tax credit are complex. You should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations (including the PFIC rules discussed below), “qualified dividend income” received by a non-corporate U.S. Holder may be subject to tax at the lower long-term capital gain rates (currently, a maximum rate of 20%). Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate if we are a “qualified foreign corporation,” as defined in Code section 1(h)(11)(C). We will be a qualified foreign corporation if either: (i) we are entitled to benefits under the Treaty or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that our ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a PFIC (see discussion below), in respect of certain risk-reduction transactions, or in certain other situations. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion of the PFIC rules below, if you sell or otherwise dispose of our ordinary shares (other than with respect to certain non-recognition transactions), you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our ordinary shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently at a maximum of 20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of our ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A cash basis U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, based on any appreciation or depreciation in the value of NIS against the U.S. dollar, which would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment of currency exchange gain or loss required of cash basis taxpayers with respect to a sale or disposition of our ordinary shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder is required to calculate the value of the proceeds as of the “trade date” and may have a foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the U.S. dollar value of NIS prevailing on the trade date and on the settlement date. Any such currency gain or loss generally would be treated as U.S.- source ordinary income or loss and would be subject to tax in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

We may have been a PFIC for U.S. federal income tax purposes for the 2017 taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election or a QEF election) may be available to U.S. Holders and may result in alternative tax treatment. U.S. Holders should consult their tax advisors as to the availability and consequences of a mark-to-market election or a QEF election with respect to their ordinary shares.

In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds may be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains from the sale or exchange of our ordinary shares.

Backup Withholding and Information Reporting

Payments in respect of our ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 24%. Backup withholding will not apply, however, if you (i) fall within certain exempt categories and demonstrate the fact when required or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. citizens and individuals taxable as resident aliens of the United States that (i) own “specified foreign financial assets” (as defined in Section 6038D of the Code and the regulations thereunder) with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and (ii) are required to file U.S. federal income tax returns generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets.” Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. In addition, in the event a U.S. Holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date that the required information is filed. A U.S. Holder is urged to consult the U.S. Holder’s tax advisor regarding the reporting obligation.

Any U.S. Holder who acquires more than $100,000 of our ordinary shares or holds 10% or more of our ordinary shares by vote or value may be subject to certain additional U.S. information reporting requirements.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

F. Dividend and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the SEC reports on Form 6-K containing (among other things) press releases and unaudited financial information. We post our annual report on Form 20-F on our website (www.rada.com) promptly following the filing of our annual report with the SEC. The information on our website is not incorporated by reference into this annual report.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The Exchange Act file number for our SEC filings is 000-15375.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at 7 Giborei Israel Street, Netanya 4250407, P.O. Box 8606, Israel.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Interest Rate Risk

We currently do not invest in or otherwise hold, for trading or other purposes, any financial instruments subject to market risks. Generally, we pay interest on our credit facilities, convertible notes and short-term loans based on Libor, for dollar-denominated loans, and Israeli prime or adjustment differences to the Israeli consumer price index, for some of our NIS-denominated loans. As a result, changes in the general level of interest rates may affect the amount of interest payable by us under these facilities.

Foreign Currency Exchange Risk

The depreciation of the NIS against the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). As of December 31, 2017, we had liabilities payable in NIS which are not linked to the dollar in the amount of $5.9 million and cash and receivables in the amount of $2.9 million denominated in NIS. Accordingly, 1% appreciation of the NIS against the dollar would increase our financing expenses by approximately $87,400. A 1% depreciation of the NIS against the dollar would decrease our financing expenses by the same amount. However, the amount of liabilities payable and/or cash and receivables in NIS is likely to change from time to time.

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

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2017, our internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Elan Sigal, one of our external directors, within the meaning of the Israeli Companies Law, and an independent director, as defined by the SEC and NASDAQ, meets the definition of an audit committee financial expert, as defined by rules of the SEC. For a brief listing of Mr. Sigal’s relevant experience, see Item 6~~.~~A. “Directors, Senior Management and Employees — Directors and Senior Management.”

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

Independent Registered Public Accounting Firm Fees

The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global (“EY Israel”). All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31
Services Rendered:	2016	2017
Audit (1)	$83,000	$97,300
Audit-related (2)	$17,000	$12,000
Tax (3)	$5,000	$5,000
Total (2)	$105,000	$114,300

(1)	Audit fees are the aggregate fees for the audit of our consolidated annual financial statements. It also includes fees billed for accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independence auditor including SEC filings, comfort letters, consents and comment letters in connection with regulatory filings.

(3)	Tax fees are the aggregate fees billed for professional services rendered for tax compliance and tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

EY Israel and other EY affiliates did not bill the company for services other than the fees described above for fiscal year 2017 or fiscal year 2016.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global (“EY Israel”). Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any “affiliated purchaser” of our company, has purchased any of our securities during 2017.

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

We have notified NASDAQ pursuant to Rule 5615(a) (3), that we do not comply with the following Rules and instead follow Israeli law and practice in respect of such Rules:

●	The Rule requiring maintaining a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, under Israeli law and practice, we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors. In addition, in accordance with the rules of the SEC and NASDAQ, we have the mandated three independent directors, as defined by the rules of the SEC and NASDAQ, on our audit committee. See above in Item 6C. “Directors, Senior Management and Employees - Board Practices Outside and Independent Directors.”

●	The Rule requiring that our independent directors have regularly scheduled meetings at which only independent directors are present: instead, we follow Israeli law according to which independent directors are not required to hold executive sessions.

●	The Rule regarding independent director oversight of director nominations process for directors. Instead, we follow Israeli law and practice according to which our board of directors recommends directors for election by our shareholders. See above Item 6C. “Directors, Senior Management and Employees - Board Practices - Election of Directors.”

●	The requirements regarding the directors’ nominations process. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders. See Item 6C “Directors, Senior Management and Employees - Board Practices - Election of Directors.”

●	The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Under Israeli law and practice, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and private placements. Under Israeli regulations, Israeli companies whose shares have been publicly offered only outside of Israel or are listed for trade only on an exchange outside of Israel, such as our company, are exempt from the Israeli law requirement to obtain shareholder approval for private placements of a 20% or more interest in the company. For the approvals and procedures required under Israeli law and practice for an issuance that will result in a change of control of the company and acquisitions of the stock or assets of another company, see Item 6C “Directors, Senior Management and Employee - Board Practices - Approval of Related Party Transactions Under Israeli Law - Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders” and Item 10B “Additional Information - Memorandum and Articles of Association - Provisions Restricting Change in Control of Our Company.”

●	Shareholder Approval. We seek shareholder approval for all corporate action requiring such approval in accordance with the requirements of the Israeli Companies Law rather than under the requirements of the NASDAQ Listing Rules, including (but not limited to) the appointment or termination of auditors, appointment and dismissal of directors, approval of interested party acts and transactions requiring general meeting approval as discussed above and a merger.

●	Shareholder Approval. We seek shareholder approval for all corporate action requiring such approval in accordance with the requirements of the Israeli Companies Law rather than under the requirements of the NASDAQ Listing Rules, including (but not limited to) the appointment or termination of auditors, appointment and dismissal of directors, approval of interested party acts, adoption of Stock Option Plans and any amendment thereto, and transactions requiring general meeting approval as discussed above and a merger.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant(2)

2.1	Specimen of Share Certificate(3)

4.1	Compensation Policy of Office Holders (August 31, 2016) (4)

4.2	Purchase Agreement between the Registrant and DBSI Investments Ltd., dated April 14, 2016 (5)

4.3	Registration Rights Agreement between the Registrant and DBSI Investments Ltd., dated April 14, 2016 (6)

4.4	Convertible Loan Agreement between the Registrant and DBSI Investments Ltd., dated April 14, 2016 (7)

4.5	First Amendment to Convertible Loan Agreement between the Registrant and DBSI, dated May 15, 2016 (8)

4.6	Warrant to Purchase Ordinary Shares of the Registrant granted to DBSI, dated April 14, 2016 (up to 20,105,282 ordinary shares) (9)

4.7	Warrant to Purchase Ordinary Shares of the Registrant granted to DBSI, dated April 14, 2016 (up to 7,272,727 ordinary shares) (10)

4.8	Warrant to Purchase Ordinary Shares of the Registrant granted to Legos Advisors Ltd and Avi Gefen dated April 14, 2016 (11)

4.9	Share Purchase Agreement between RADA and The Phoenix Insurance Company dated November 9, 2016 (12)

4.10	Form of Indemnification Agreement of the Registrant with its officers and directors (13)

4.11	Ordinary Shares Purchase Form (August 2017) (14)

4.12	2015 Share Option Plan (15)

8.1	List of Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Calculation Linkbase Document.

101.LAB	XBRL Taxonomy Label Linkbase Document.

101.PRE	XBRL Taxonomy Presentation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

(1)	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

(2)	Filed as Annex A to our Proxy Statement on Form 6-K furnished on April 4, 2016 and incorporated herein by reference.

(3)	Filed as Exhibit 2.1 to our Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated herein by reference.

(4)	Filed as Exhibit A to Exhibit 99.1 to our Proxy Statement on Form 6-K furnished on July 27, 2016 and incorporated herein by reference.

(5)	Filed as Exhibit 4.4 to our Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference.

(6)	Filed as Exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference.

(7)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference.

(8)	Filed as Exhibit 4.7 to our Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference.

(9)	Filed as Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference.

(10)	Filed as Exhibit 4.8 to our report on Form 6-K furnished on June 9, 2016 and incorporated herein by reference.

(11)	Filed as Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated herein by reference.

(12)	Filed as Exhibit 10.1 to our Report on Form 6-K furnished on November 10, 2016 and incorporated herein by reference.

(13)	Filed as an Annex B to our Proxy Statement on Form 6-K furnished on April 4, 2016 and incorporated herein by reference.

(14)	Filed as Exhibit 99.1 to our Report on Form 6-K furnished on August 21, 2017 and incorporated herein by reference.

(15)	Filed as Exhibit 4.3 to Registration Statement on Form S-8 filed on August 24, 2016 and incorporated herein by reference.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of RADA ELECTRONIC INDUSTRIES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RADA Electronic Industries Ltd. and subsidiaries (the “Company”) as of December 31, 2017 and 2016 and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kost Forer Gabbay and Kasierer,

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2003.

Tel-Aviv, Israel

March 28, 2018

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2017	2016

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,417	$1,205
Restricted deposits	322	317
Trade receivables (net of allowance for doubtful accounts of $14 at December 31, 2017 and 2016)	7,286	5,006
Costs and estimated earnings in excess of billings on uncompleted contracts (Note 3)	995	1,096
Other accounts receivable and prepaid expenses (Note 4)	330	349
Inventories, net (Note 5)	7,910	7,102
Current assets related to discontinued operations	2,468	2,254

Total current assets	31,728	17,329

LONG-TERM ASSETS:
Long-term receivables and other deposits (Note 6)	68	742

Property, plant and equipment, net (Note 7)	3,915	2,650

Long-term assets related to discontinued operations	319	266

Total long-term assets	4,302	3,658

Total assets	$36,030	$20,987

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2017	2016

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Bank credit (Note 8)	$-	$575
Trade payables	2,904	2,557
Other accounts payable and accrued expenses (Note 9)	2,814	1,987
Advances from customers, net	41	839
Current liabilities related to discontinued operations	328	265

Total current liabilities	6,087	6,223

LONG-TERM LIABILITIES:

Convertible loan from shareholders, net (Note 8)	-	3,072
Accrued severance pay and other long term liability	758	663

Total long-term liabilities	758	3,735

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

EQUITY:
Share capital (Note 11) -
Ordinary shares of NIS 0.03 par value - Authorized: 37,500,000 at December 31, 2017 and at December 31, 2016; Issued and outstanding: 31,392,040 and 21,246,502 at December 31, 2017 and at December 31, 2016 respectively.	335	250
Additional paid-in capital	104,923	89,407
Accumulated other comprehensive income	392	222
Accumulated deficit	(77,124)	(79,363)

Total RADA Electronic Industries shareholders’ equity	28,526	10,516
Non-controlling interest	659	513

Total equity	29,185	11,029

Total liabilities and equity	$36,030	$20,987

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2017	2016	2015
Revenues:
Products	$25,010	$11,663	$12,375
Services	1,172	1,158	1,699
	26,182	12,821	14,074
Cost of revenues:
Products	17,807	10,594	11,139
Services	112	785	526
	17,919	11,379	11,665
Gross profit	8,263	1,442	2,409
Operating costs and expenses:
Research and development, net	1,575	758	693
Marketing and selling	2,137	2,269	2,357
General and administrative	2,568	1,814	1,513
Goodwill impairment	-	-	587

Total operating costs and expenses	6,280	4,841	5,150

Operating income (loss)	1,983	(3,399)	(2,741)

Financial expenses, net (Note 13)	156	1,521	3,577

Net income (loss) from continuing operations	1,827	(4,920)	(6,318)

Net income (loss) from discontinued operations	515	13	(179)

Net income (loss)	$2,342	$(4,907)	$(6,497)
Net income (loss) attributable to non-controlling interest	103	3	(36)
Net income (loss) attributable to RADA Electronic Industries’ shareholders	2,239	(4,910)	(6,461)

Basic net income (loss) from continuing operations per Ordinary share	$0.07	$(0.35)	$(0.53)
Diluted net income (loss) from continuing operations per Ordinary share	$0.06	$(0.35)	$(0.53)
Basic and diluted net income from discontinued operations per Ordinary share	$0.02	$0.00	$(0.00)
Basic net income(loss) per Ordinary share	$0.09	$(0.35)	$(0.53)
Diluted net income (loss) per Ordinary share	$0.08	$(0.35)	$(0.53)
Weighted average number of Ordinary shares used for computing basic net income (loss) per share	24,956,915	14,029,346	11,904,088
Weighted average number of Ordinary shares used for computing diluted net income (loss) per share	28,126,509	14,029,346	11,904,088

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Net income (loss)	$2,342	$(4,907)	$(6,497)

Other Comprehensive Income (loss):
Change in foreign currency translation adjustment	213	(207)	(186)

Total comprehensive income (loss)	2,555	(5,114)	(6,683)
Less: comprehensive income (loss) attributable to non-controlling interest	146	(39)	(73)
Comprehensive income (loss) attributable to RADA Electronic Industries’ shareholders	$2,409	$(5,075)	$(6,610)

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands, except share data

	Number of		Additional	Accumulated other		Non
	Ordinary	Share	paid-in	comprehensive	Accumulated	controlling	Total
	shares (*)	capital	capital	income	deficit	interest	equity
Balance at January 1, 2015	4,494,160	$119	$70,884	$536	$(67,992)	$625	$4,172
Issuance of Ordinary shares, net of issuance costs of $1,070	3,455,284	27	7,403	-	-	-	7,430
Beneficial conversion feature related to convertible loans from shareholders (Note 8)	-	-	4,140	-	-	-	4,140
Net loss	-	-	-	-	(6,461)	(36)	(6,497)
Other comprehensive loss				(149)	-	(37)	(186)

Balance at December 31, 2015	7,949,444	$146	$82,427	$387	$(74,453)	$552	$9,059
Beneficial conversion feature related to convertible loans from shareholders (Note 8)	-	-	123	-	-	-	123
Extinguishment of convertible loan	-	-	(359)	-	-	-	(359)
Share-based compensation to employees	-	-	111	-	-	-	111
Issuance of shares and warrants, net of issuance costs of $204	10,415,400	82	5,714	-	-	-	5,796
Exercise of warrants and conversion of convertible loan to Ordinary shares	2,881,658	22	1,391	-	-	-	1,413
Net income (loss)	-	-	-	-	(4,910)	3	(4,907)
Other comprehensive loss	-	-	-	(165)	-	(42)	(207)

Balance at December 31, 2016	21,246,502	250	89,407	222	(79,363)	513	11,029
Share-based compensation to employees	-	-	559	-	-	-	559
Exercise of warrants	4,218,121	36	2,105	-	-	-	2,141
Conversion of convertible loan to Ordinary shares	1,322,917	11	3,164	-	-	-	3,175
Issuance of shares, net of issuance costs of $174	4,604,500	38	9,688	-	-	-	9,726
Net income	-	-	-	-	2,239	103	2,342
Other comprehensive income	-	-	-	170	-	43	213
Balance at December 31, 2017	31,392,040	$335	$104,923	$392	$(77,124)	$659	$29,185

(*)	See Note 11a.

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Cash flows from operating activities:
Net income (loss)	$2,342	$(4,907)	$(6,497)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share based compensation to employees	559	111	-
Depreciation and amortization	638	554	548
Impairment of goodwill	-	-	587
Extinguishment and amortization expenses related to beneficial conversion feature and discount of convertible loans	103	1,116	2,684
Severance pay, net	93	37	53
Increase in trade receivables, net	(2,280)	(1,360)	(607)
Decrease (increase) in other accounts receivable and prepaid expenses	14	(135)	81
Decrease in costs and estimated earnings in excess of billings	809	403	1,467
Increase in inventories	(890)	(1,503)	(499)
Increase in trade payables	303	592	602
Increase (decrease) in other accounts payable, accrued expenses and advances from customers, net	31	173	(1,437)

Net cash provided by (used in) operating activities from continuing operations	1,722	(4,919)	(3,018)

Cash flows from investing activities:

Purchase of property, plant and equipment	(1,041)	(411)	(366)
Construction-in-process	(736)	-	-
Decrease (increase) in deposits, net	(29)	11	(10)
Change in restricted deposits, net	(5)	356	6

Net cash provided by (used in) investing activities from continuing operations	(1,811)	(44)	(370)

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015
Cash flows from financing activities:

Issuance of Ordinary shares, net	9,726	5,796	7,430
Exercise of warrants	2,141	1,300	-
Proceeds from (repayment of) short-term bank credit, net	(575)	(1,841)	827
Proceeds from (repayment of) loans from shareholders, net	-	187	(5,030)

Net cash provided by financing activities from continuing operations	11,292	5,442	3,227

Net cash provided by (used in) operating activities from discontinued operations	(644)	298	253
Net cash used in investing activities from discontinued operations	(101)	(34)	(8)

Effect of exchange rate changes of discontinued operation on cash and cash equivalents	(138)	(133)	(116)

Increase (decrease) in cash and cash equivalents	10,320	610	(32)
Cash and cash equivalents at the beginning of the year	2,364	1,754	1,786

Cash and cash equivalents at the end of the year	12,684	2,364	1,754
Less cash and cash equivalents of discontinued operation at the end of the year	267	1,159	1,020

	$12,417	$1,205	$734

		Year ended December 31,
		2017	2016	2015
(b)	Supplemental disclosures of cash flow activities:

	Net cash paid during the year for:

	Income taxes	$17	$16	$15

	Interest	$173	$658	$2,106

(c)	Non-cash transactions

	Conversion of convertible loan including unpaid interest	$3,175	$113	$-
	Transfer of inventory to property, plant and equipment	$82	$92	$573
	Purchase of property, plant and equipment in credit	$44	$14	$62

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	RADA Electronic Industries Ltd. (the “Company”) is an Israeli based defense electronics contractor that specialize in the development, manufacture and sale of data recording and management systems (such as digital video and data recorders, ground debriefing stations, head-up display cameras), inertial navigation systems for air and land applications, avionics solutions (such as aircraft upgrades, avionics for unmanned aircraft vehicles (“UAVs”), store management systems and interface computers) and land radar for defense forces and border protection applications (active protective systems for armored fighting vehicles, hostile fire detection and perimeter surveillance). The Company also provides test and repair services using its CATS testers and test program sets for commercial aviation electronic systems mainly through its Chinese subsidiary.

The Company operates a test and repair shop using its Automated Test Equipment (“ATE”) products in Beijing, China, through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. (“CACS” or the “subsidiary”). CACS was established with a Chinese third party, which owns the remaining 20% equity interest (see Note 1b).

The Company is organized and operates as one operating segment.

b.	Discontinued operations

In December 2016, the Company committed to a plan to sell its test and repair services activity (provided through the Company’s 80% owned subsidiary, CACS) in order to focus in its core business. As of December 2017, the Company’s management believes that the selling transaction will be completed by June 30, 2018.

The results of the discontinued operations including prior periods’ comparable results, assets and liabilities which have been retroactively included in discontinued operations as separate line items in the statements of operations and balance sheets, are presented below:

	Year ended December 31,
	2017	2016	2015

Revenues	$1,729	$909	$790
Cost of sales	(909)	(698)	(626)
Operating expenses	(310)	(197)	(347)
Operating income (loss)	510	14	(183)
Finance income (expenses), net	5	(1)	4

Net income (loss)	515	13	(179)

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

The major classes of assets and liabilities that were classified as discontinued operations were:

	Year ended December 31,
	2017	2016

Cash and cash equivalents	$267	$1,159
Trade receivables	1,200	244
Other accounts receivable and prepaid expenses	61	6
Inventories	940	845
Property, plant and equipment, net	319	266

Total assets of discontinued operations	2,787	2,520

Trade payables	4	54
Accrued expenses and other liabilities	324	211

Total liabilities of discontinued operations	$328	$265

c.	Liquidity and Capital Resources:

On May 15, 2016, the Company’s shareholders approved an investment transaction with a new investor (the “Investor”) after which the Investor became the controlling shareholder of the Company. The Company issued 8,510,638 Ordinary shares in consideration for approximately $4,000, or a price per share of $0.47 (the “Initial Investment”). The Company also issued to the Investor, warrants to purchase: (i) 4,255,319 Ordinary shares at an exercise price per Ordinary share of $0.47 (having an aggregate exercise price of $2,000) exercisable for a period of 24 months following the date of the Initial Investment and (ii) 3,636,363 Ordinary shares at an exercise price per Ordinary share of $0.55 (having an aggregate exercise price of $2,000) exercisable for a period of 48 months following the date of the Initial Investment (collectively: the “Warrants”).

In addition, as part of the investment transaction, the Investor agreed to grant the Company an option, exercisable in the discretion of either the Investor or the Company, to obtain a convertible loan from the Investor in the principal amount of up to $3,175, which may be used solely for the purpose of the repayment of the outstanding convertible loan and accrued interest to its former controlling shareholder due on August 31, 2016.

On June 16, 2016, the Company obtained a $3,175 convertible loan from the Investor (convertible into Ordinary Shares at a price per share of $2.40) and repaid the outstanding loan balance owed to its former controlling shareholder in the amount of $2,988, including accrued interest of $247.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

During the years ended December 31, 2016 and 2015, the Company had recurring losses and negative cash flow from operating activity. Since incorporation, the Company incurred an accumulated deficit of $77,124. As of December 31, 2017, the Company’s cash position (cash and cash equivalents) totaled approximately $12,417 (excluding cash and cash equivalents attributable to the discontinued operations). In addition, for the year ended December 31, 2017 the company had positive cash flow from operating activity. Management believes that its cash and cash equivalents are sufficient for the Company to meet its obligations as they come due at least for a period of twelve months from the date of issuance of the consolidated financial statements.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

a.	Use of estimates:

The preparation of financial statements in conformity with (“US GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they were made.

b.	Financial statements in U.S. dollars:

The majority of the revenues of the Company are generated in U.S. dollars. In addition, Financing activities are made in U.S. dollars.

The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, its functional and reporting currency is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate, in the period in which the currency exchange rate changes.

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

Restricted cash is invested in short-term bank deposits (less than twelve months), which are mainly used as security for the Company’s guarantees to customers and lines of credits with banks. The deposits are in U.S. dollars and bear a variable interest of up to 1.32%.

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

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, plant and equipment”, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2017, 2016 and 2015, no impairment losses have been identified.

As required by ASC 820, “Fair Value Measurement”, the Company applies assumptions that market place participations would consider in determines the fair value of long-lived assets (or asset group).

i.	Research and development costs:

Research and development costs, net of participation grants, include costs incurred for research and development, are charged to the statement of operations as incurred.

The Company received royalty-bearing grants, from the Israeli Innovation Authority (“IIA”) for the purpose of partially funding research and development projects. The grants are recognized as a deduction from research and development costs incurred (see also Note 10b).

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income taxes”. This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

The Company implements a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The adoption of ASC 740-10 did not result in a change in the Company’s accumulated deficit. The Company did not record any provision in connection with ASC 740-10 as of December 31, 2017 and 2016.

k.	Severance pay:

The Company’s agreements with most of its employees are in accordance with section 14 of the Severance Pay Law - 1963, under which the Company’s contributions for severance pay shall be instead of severance compensation. Upon release of the policy to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments will be made by the Company to the employee.

The Company’s liability for severance pay for the employees that are not covered in section 14 is calculated pursuant to Israel’s Severance Pay Law - 1963, based on the most recent salary of the employees as of the balance sheet date less monthly deposits for insurance policies and/or pension funds. Employees are entitled to one month’s salary for each year of employment or a portion thereof.

The carrying value of deposited funds includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements.

Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2017, 2016 and 2015 amounted to $434, $251 and $553, respectively.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Accounting for share-based compensation:

The Company accounts for share-based payment in accordance with ASC 718, “Compensation - Stock Compensation”, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s statement of operations. The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards.

The fair value for the Company’s stock options granted to employees and directors was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	December 31,
	2017	2016

Dividend yield	0%	0%
Risk-free interest rate	1.78%	1.19%
Expected term (in years)	4.18	4.5
Volatility	79%	80%

The dividend yield assumption is based on the Company’s historical experience and expectation of future dividend payouts and may be subject to changes in the future.

The computation of expected volatility is based on realized historical share price volatility of the Company’s Ordinary shares.

The risk-free interest rate assumption is the implied yield currently available on the U.S treasury yield zero-coupon issues with a remaining term equal to the expected life term of the Company’s options.

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

The carrying amount of cash and cash equivalents, restricted deposits, trade receivables, other accounts receivable, bank credit, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2017 and 2016 the fair value of foreign currencies derivatives asset (liability) were 19 and (8), respectively.

n.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, trade receivables and long-term receivables.

The Company’s cash and cash equivalents and restricted deposits are mainly held in U.S. dollars with major banks in Israel. Management believes that the financial institutions that hold the Company’s investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

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

The Company accounts for comprehensive income in accordance with ASC 220, “Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income and its components.

Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. Accordingly, the Company presents a separate consolidated statement of comprehensive income (loss).

The following table summarizes the changes in accumulated balances of other comprehensive income, net of taxes for the years ended December 31, 2017 and 2016:

Accumulated foreign currency translation differences

Balance as of December 31, 2015	$387
Net current period other comprehensive loss	(165)

Balance as of December 31, 2016	$222
Net current period other comprehensive income	170

Balance as of December 31, 2017	$392

p.	Warranty:

In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the estimated liability from these warranties is $35 as of December 31, 2017 and 2016.

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

The Company also generates revenues from repair services using its ATE mainly through CACS (See Note 1b).

Product revenues:

The Company recognizes revenue from sales of products in accordance with ASC 605-10, “Revenue Recognition” (Formerly “Staff Accounting Bulletin (“SAB”) No. 104”).

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

Revenues from long-term fixed price contracts which provide a substantial level of development efforts are recognized in accordance with ASC 605-35, “Construction-Type and Production-Type contracts”, using contract accounting on a percentage of completion method in accordance with the “Input Method”. The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. As of December 31, 2017 and 2016, the provision for estimated losses identified is $0.

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

Basic net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year in accordance with ASC 260, “Earnings per share”.

For the years ended December 31, 2016 and 2015, all options, convertible notes and warrants have been excluded from the computation of diluted net income (loss) per share, since their effect is anti-dilutive.

s.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on ASC 815, “Derivatives and hedging”, as amended and related Interpretations. ASC 815 requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings (for fair value hedge transactions) or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings (for cash flow hedge transactions).

The ineffective portion of a derivative’s change in fair value is recognized in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included in earnings. Cash flows related to such hedges are classified as operating activities.

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

As of December 31, 2017 and 2016, the fair value of the outstanding forward contracts was $19, which was recorded in other receivables against financial income and $8, which was recorded in other accruals against financial expenses, respectively.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Recently Issued Accounting Standards:

In May 2014, the FASB issued new standard related to revenue recognition, ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” and related subsequent updates (collectively, the “new revenue standard”). Under the new revenue standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new revenue standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new revenue standard permits two transition methods: retrospectively to each prior reporting period presented (the “full retrospective method”), or retrospectively with the cumulative effect of initially applying the new revenue standard recognized at the date of initial application (the “modified retrospective method”). The Company will adopt the new revenue standard effective January 1, 2018 using the modified retrospective method applied to those contracts which were not substantially completed as of January 1, 2018.

The Company did not have any material cumulative-effect adjustment as a result of the adoption. In addition, the adoption of ASU 2014-09 and the overall Topic 606 will not have any material impact on our consolidated financial statement line items in the year of adoption. The Company will make the additional required disclosures under Topic 606, starting with the Company’s consolidated financial statements that include the initial adoption date.

In February 2016, the FASB issued guidance on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e, lessees and lessors), ASU 2016-02 - Leases (Topic 842). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. Topic 842 supersedes the previous leases standard, ASC 840, “Leases”. The guidance is effective for the interim and annual periods beginning on or after December 15, 2018 (early adoption is permitted). The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

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

In May 2017, the FASB issued ASU 2017-09, “Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting.” ASU 2017-09 was issued to provide clarity and reduce both 1) diversity in practice and 2) cost and complexity when applying the guidance in Topic 718 to a change in the terms or conditions of a share-based payment award. ASU 2017-09 provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting under Topic 718. The amendments in ASU 2017-09 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The amendments in ASU 2017-09 should be applied prospectively to an award modified on or after the adoption date. The adoption of this ASU will not have a material impact on our consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities”, which is intended to simplify and amend the application of hedge accounting to more clearly portray the economics of an entity’s risk management strategies in its financial statements. The ASU will make more financial and nonfinancial hedging strategies eligible for hedge accounting, reduce complexity in fair value hedges of interest rate risk and ease certain documentation and assessment requirements of hedge effectiveness. It also changes how companies assess effectiveness and amends the presentation and disclosure requirements. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of adopting the ASU on its consolidated financial statements.

u.	Recently Adopted Accounting Pronouncements:

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2016-09, “Compensation - Stock Compensation (Topic 718)” (“ASU 2016-09”). ASU 2016-09 permits entities to make an accounting policy election related to how forfeitures will impact the recognition of compensation cost for stock-based compensation: to estimate the total number of awards for which the requisite service period will not be rendered or to account for forfeitures as they occur. Upon adoption of ASU 2016-09, the Company elected to change its accounting policy to account for forfeitures as they occur. The guidance was applied on a modified, retrospective basis in the first quarter of fiscal 2017 and did not have a material impact on the Company’s consolidated financial results.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- CONTRACTS IN PROGRESS

Amounts included in the consolidated financial statements, which relate to unbilled receivables are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Summarized below are the components of the amounts:

Costs and estimated earnings in excess of billings on uncompleted contracts:

	December 31,
	2017	2016

Costs incurred on uncompleted contracts	$18,184	$21,548	*)
Estimated earnings	5,244	9,135	*)

	23,428	30,683
Less - billings and progress payments	22,433	28,879

Costs and estimated earnings in excess of billings on uncompleted contracts	995	1,804

Less: Long-term portion	-	708

Costs and estimated earnings in excess of billings on uncompleted contracts - Current portion	$995	$1,096

*) Reclassified.

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2017	2016

Prepaid expenses	$176	$225
Government authorities	92	51
Advance payments to vendors	13	50
Deposits	30	23
Other accounts receivable	19	-

	$330	$349

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:- INVENTORIES

	December 31,
	2017	2016

Raw materials	$3,277	$2,873
Work in progress, net	3,093	3,032
Finished goods	1,540	1,197

	$7,910	$7,102

Write-offs of inventories for the years ended December 31, 2017, 2016 and 2015 amounted to $122, $144 and $153, respectively. The write-offs were due to slow-moving items and excess inventories and were recorded in cost of revenues.

NOTE 6:- LONG TERM RECEIVABLES AND OTHER DEPOSITS

	December 31,
	2017	2016

Costs and estimated earnings in excess of billings on uncompleted contracts (see Note 3)	$-	$708
Leasing deposits	68	34

	$68	$742

NOTE 7:- PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2017	2016
Cost:

Factory building	$2,054	$1,989
Machinery and equipment *)	10,400	8,821
Office furniture and equipment	771	657
Leasehold improvements	386	241

	13,611	11,708
Accumulated depreciation:

Factory building	1,990	1,974
Machinery and equipment *)	7,242	6,658
Office furniture and equipment	317	296
Leasehold improvements	147	130

	9,696	9,058

Depreciated cost	$3,915	$2,650

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- PROPERTY, PLANT AND EQUIPMENT, NET (Cont.)

*)	As of December 31, 2017, $736 relates to construction-in-process of production infrastructure.

Write-offs of machinery and equipment (cost and accumulated depreciation) for the years ended December 31, 2017, 2016 and 2015 amounted to $0, $0 and $191, respectively. The write-offs were due to fully depreciated assets that are no longer in use.

Depreciation expense amounted to $638, $554 and $548 for the years ended December 31, 2017, 2016 and 2015, respectively.

NOTE 8:- BANK CREDIT AND LOANS

A. Loans and convertible note from shareholders

	December 31,
	2017	2016

Convertible note from shareholders	$-	$3,175
Less: Beneficial conversion feature	-	(103)

	$-	$3,072

In May 2016, as part of the investment transaction (see Note 1c), the Investor agreed to grant the Company an option, exercisable in the discretion of either the Investor or the Company, to obtain a convertible loan from the Investor in the principal amount of up to $3,175, which may be used solely for the purpose of the repayment of the outstanding convertible loan and accrued interest to its former controlling shareholder due on August 31, 2016. In June 2016, the Company exercised the option and repaid the outstanding loan balance due to its former controlling shareholder in the amount of $2,988 including accrued interest of $247.

The interest payable on the convertible loan was LIBOR+6%, payable on a quarterly basis.

During the term of the loan, the Investor had the right, but not the obligation, at its sole discretion, to convert the then remaining convertible loan amount into Ordinary shares, par value NIS 0.03, at a price per share equal to the lower of: (i) $2.40, or (ii) a five percent (5%) discount to the FMV (the average of the closing prices of the Company’s Ordinary shares over the 5 consecutive trading days ending on the last trading day prior to the date of conversion), but in no event less than $0.47.

The Company recorded a beneficial conversion feature related to the June 2016 convertible loan as debt discount in the amount of $123. The discount was amortized over the term of the convertible loan using the interest method.

In August 2017, the Investor converted the loan into 1,322,917 Ordinary shares at a conversion price of $2.40 per share. As a result of the conversion, the company recognized the balance of the debt discount which amounted to $103 as finance expenses (see also Note 13).

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- BANK CREDIT AND LOANS (Cont.)

B. Bank Credit

	December 31,
	2017	2016

Bank Credit	$-	$575

The Company may secure borrowing with one of its banks against specific accounts receivables of up to $2,250, out of which, $0 was utilized as of December 31, 2017. The Company has a line of credit for customer’s guarantees of $500, which was utilized as of December 31, 2017 in the amount of $421. The guarantees were secured by a first priority floating charge on all of the Company’s assets and, unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of loss).

The agreements with the banks prohibit the Company from: (i) selling or otherwise transferring any assets except in the ordinary course of business, (ii) placing a lien on the Company’s assets without the bank’s consent, or (iii) declaring dividend to its shareholders.

NOTE 9:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2017	2016

Payroll and related accruals	$1,787	$1,269
Accrued expenses - agents commissions	109	129
Accrued expenses	512	364
Royalties to IIA	406	83
Others	-	142

	$2,814	$1,987

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	As of December 31, 2017, the Company was not a party to any material legal proceedings.

b.	The Company’s research and development efforts have been partially financed through royalty-bearing programs sponsored by the IIA. In return for the IIA’s participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the IIA, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. As of December 31, 2017, the Company received total grants from the IIA in the amount of $5,543.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The total amount of royalties charged to operations for the years ended December 31, 2017, 2016 and 2015, were approximately $569, $130 and $55, respectively. As of December 31, 2017, the Company’s contingent liability for royalties, net of royalties paid or accrued, totaled approximately $683.

c.	The Company’s offices in Netanya, Israel, are leased under a non-cancelable operating lease expiring on February 28, 2022. In addition, the Company’s motor vehicles are leased under operating leases.

Annual minimum future rental commitments under these leases, at exchange rates in effect on December 31, 2017, are approximately as follows:

2018	$752
2019	688
2020	527
2021	381
2022	60

$2,408

Lease expenses for the years ended December 31, 2017, 2016 and 2015, were $888, $707 and $761, respectively.

d.	Floating charges have been recorded on all of the Company’s assets and specific charges have been recorded on certain assets in respect of the Company’s liabilities to its banks and other creditors.

e.	The Company provides bank guarantees to its customers and others in the ordinary course of business. The guarantees are to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers and others as of December 31, 2017, is approximately $421.

NOTE 11:- SHAREHOLDERS’ EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

In May 2016, the Company’s shareholders had approved an increase of the Company’s authorized share capital by NIS 675,000 and as a result the authorized share capital is equal to NIS 1,125,000 divided into 37,500,000 Ordinary shares, par value NIS 0.03 each (adjusted to reflect the shares reverse share split effected in September 2016).

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

In May 2016, the Company’s shareholders approved an investment transaction with the Investor according to which the Investor became the controlling shareholder of the Company and the Company issued 8,510,638 Ordinary shares and Warrants (see Note 1c), in consideration for the aggregate amount of approximately $4,000. Offering costs amounted to $169.

In August 2016, a shareholder of the Company converted the outstanding loan balance in the amount of $102 and accrued interest of $11 into 115,700 Ordinary shares.

In August 2016, the Company held an Extraordinary General Meeting of Shareholders at which shareholders approved the consolidation of the registered (authorized) share capital of the Company as follows: every two (2) Ordinary shares with a nominal (par) value of NIS 0.015 each will be consolidated into one (1) Ordinary share with a nominal (par) value of NIS 0.03 each. All Ordinary shares, options, warrants, convertible loan, conversion options and per share amounts have been adjusted to give retroactive effect to this reverse split for all periods presented.

In August 2017, the Company entered into agreements with several Israeli institutional investors to purchase 4,604,500 ordinary shares at price per share of $2.15, for a total consideration of $9,900. Offering costs amounted to $174.

b.	Stock option plans:

In April 2015, the Company’s Board of Directors adopted the “2015 Share Option Plan” (the “Plan”), which authorized the grant of options to purchase up to an aggregate of 1,500,000 Ordinary shares to officers, directors, consultants and key employees of the Company and its subsidiary. Options granted under the Plan expire within a maximum of ten years from adoption of the plan.

In June 2016, the Company granted options to certain employees and officers of the Company, to purchase a total 984,375 Ordinary shares at an exercise price of $0.9 per share. The options will vest as follows: 25% of the options granted to each employee will vest in June 2017; additional 75% shall vest in three equal annual installments of 25% each until June 2020. These options shall be exercisable for 48 months following the date of the vesting. As part of the grant, the Company’s former CEO was granted options to purchase 168,750 Ordinary shares at an exercise price of $0.90 per Ordinary share. The former CEO resigned in November 2016.

In November 2016, the Company’s Audit Committee (in its capacity as the Compensation Committee) and Board of Directors determined, subject to shareholders approval, to extend until January 2017, the exercise date of the former CEO’s options by accelerating the vesting of 126,563 Options as of December 31, 2016. Pursuant to the terms of the plan, the former CEO was eligible to exercise such number of the options (or any part thereof) within 90 days of the date of his resignation. The company recognized $71 share based compensation related to this acceleration.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

In November 2016, the Company’s Audit Committee (in its capacity as the Compensation Committee) and Board of Directors determined, subject to shareholders approval to grant its newly appointed CEO (i) options to purchase 68,750 Ordinary shares at an exercise price of $1.16 per Ordinary share that will vest ratably over a period of four (4) years and (ii) options to purchase 150,000 Ordinary shares at an exercise price of $1.16 per Ordinary share that will vest immediately in lieu of 99 vacation days that were accrued and redeemable for his benefit. These options are exercisable for 48 months. On January 15, 2017, the Company’s shareholders approved the grant of the options to the CEO and the acceleration of the option grant to the former CEO.

In December 2016, the Company granted options to purchase 40,000 Ordinary shares at an exercise price of $1.17 per Ordinary share, that will vest immediately in lieu of 36 vacation days that were accrued and redeemable for an employee benefit. These options are exercisable for 48 months.

In February 2017, the Company granted options to a new officer of the Company to purchase a total 37,500 Ordinary shares at an exercise price of $1.26 per share. The options will vest as follows: 25% of the options granted will vest in February 2018; 75% of the options will vest in three equal annual installments of 25% each until June 2021. These options will be exercisable for 48 months following the date of the vesting.

In March 2017, the Company granted options to a consultant to the Company to purchase a total of 222,000 Ordinary shares at an exercise price of $1.22 per share. The options will vest in six equal semi-annual installments of 37,000 options starting August 2018 until February 2020. These options will be exercisable for 48 months following the date of the vesting.

On May 24, 2017, the company’s Board of Directors approved an increase in the framework of the stock option plan to 2,000,000 shares.

In May 2017, the Company granted options to certain employees and officers of the Company to purchase a total of 100,000 Ordinary shares at an exercise price of $1.14 per share. The options will vest as follows: 25% of the options granted will vest in May 2018; 75% of the options will vest in three equal annual installments of 25% each until June 2021. These options will be exercisable for 48 months following the date of the vesting.

In September 2017, the Company granted options to certain employees and officers of the Company to purchase a total of 613,750 Ordinary shares at an exercise price of $2.96 per share. The options will vest as follows: 25% of the options granted will vest in February 2018; 75% of the options will vest in three equal annual installments of 25% each until June 2021. These options will be exercisable for 48 months following the date of the vesting.

In November 2017, the Company granted options to one of its officers to purchase a total of 200,000 Ordinary shares at an exercise price of $3.39 per share. The options will vest as follows: 25% of the options granted will vest in November 2018; 75% of the options will vest in three equal annual installments of 25% each until June 2021. These options will be exercisable for 48 months following the date of the vesting.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2017, options to purchase 21,250 Ordinary Shares are available for future grant under the Plan.

A summary of the Company’s activity for options granted to employees and directors under the Plan is as follows:

	Year ended December 31, 2017
	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic Value Price

Outstanding at the beginning of the period	986,875	$0.91	7.58	$246
Granted	1,170,000	2.49	-	-
Exercised	(131,250)	0.90	-	-
Cancelled and forfeited	(178,125)	0.90	-	-

Outstanding at the end of the period	1,847,500	$1.91	8.88	$2,159

Exercisable	415,781	$1.03	7.36	$852

Intrinsic value of exercisable options (the difference between the closing share price of the Company’s Ordinary shares on the last trading day in the period and the exercise price, multiplied by the number of in-the-money options) represents the amount that would have been received by the employees and directors option holders had all option holders exercised their options on December 31, 2017. This amount changes based on the fair market value of the Company’s Ordinary share.

As of December 31, 2017, there was approximately $1,924 of unrecognized compensation expense related to non-vested stock options, expected to be recognized up to four years.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for the year ended December 31, 2017 and 2016, was comprised as follows (no equity-based compensation expense recognized for the year ended December 31, 2015):

	Year ended December 31,
	2017	2016

Cost of revenues	104	70
Marketing and selling	149	12
General and administrative	306	29
	559	111

c.	Warrants:

On May 18, 2016, the Company issued Warrants to the Investor (see Note 1c) to purchase: (i) 4,255,319 additional Ordinary shares at an exercise price per Ordinary share of $0.47 (having an aggregate exercise price of $2,000), exercisable for a period of 24 months following the date of the Initial Investment and (ii) 3,636,363 Ordinary shares at an exercise price per Ordinary share of $0.55 (having an aggregate exercise price of $2,000), exercisable for a period of 48 months following the date of the Initial Investment. During 2016, the Investor exercised Warrants to purchase 2,659,575 Ordinary shares at an exercise price per share of $0.47 for an aggregate total consideration of $1,250. During 2017, the Investor exercised Warrants to purchase 1,595,744 Ordinary shares at an exercise price per share of $0.47 for an aggregate total consideration of $750, and an additional 2,181,818 Ordinary shares at an exercise price per share of $0.55 for an aggregate total consideration of $1,200. As of December 31, 2017, 1,454,545 Warrants are outstanding at an exercise price per Ordinary share of $0.55, exercisable through May 18, 2020.

On May 18, 2016, as part of the investment transaction, the Company issued to a consultant 510,638 Warrants to purchase Ordinary shares at an exercise price per Ordinary share of $0.47, exercisable for a period of 18 months following the date of the Initial Investment. During 2016, the consultant exercised Warrants to purchase 106,383 Ordinary shares at an exercise price per share of $0.47, for an aggregate total consideration of $50. During 2017, the consultant exercised Warrants to purchase 404,255 Ordinary shares at an exercise price per share of $0.47, for an aggregate total consideration of $190.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME

a.	The Israeli corporate tax rate and real capital gains tax was 26.5% in 2015, 25% in 2016 and 24% in 2017.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law 2016 (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), which reduces the corporate income tax rate to 23% effective from January 1, 2018.

In accordance with the tax laws, tax returns submitted up to and including the 2012 tax year can be regarded as final.

The Company’s subsidiary is incorporated in China is subject to corporate tax rate of 25% in 2017 and 2016.

b.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company qualifies as an “Industrial Company” under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industrial Encouragement Law”). The Industrial Encouragement Law defines an “Industrial Company” as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production.

The principal benefit from the above law is the deduction of expenses in connection with a public offering. Also, under the industrial Encouragement Law an “Industrial Company” is entitled to special rates of depreciation for industrial equipment and in addition to amortization of the cost of purchased know-how and patents over an eight year period for tax purposes and an accelerated depreciation rate on equipment.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

c.

As of December 31, 2017, the net operating tax loss carryforward relating to the Company in Israel amounted to approximately $72,876, not including a carryforward capital loss amounting to approximately $3,827. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

As the Company believes that it is more likely than not that the deferred tax assets in respect of these carryforward losses will not be utilized, the Company recorded a full valuation allowance for the entire balance of the deferred tax asset relating to the carryforward losses.

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

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME (Cont.)

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2017	2016

Net operating loss carryforward	$17,490	$16,920
Capital loss carryforward	918	862
Allowances and reserve	342	325

Total deferred tax assets before valuation allowance	18,750	18,107
Valuation allowance	(18,750)	(18,107)

Net deferred tax assets	$-	$-

As of December 31, 2017 and December 31, 2016, the Company has provided valuation allowances in respect of deferred tax assets resulting from the tax loss carryforward and other temporary differences, since it has a history of operating losses and the current uncertainty concerning its ability to realize these deferred tax assets in the future.

The Company accounts for its income tax uncertainties in accordance with ASC 740, which clarifies the accounting for uncertainties in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

As of December 31, 2017 and 2016, there were no unrecognized tax benefits that if recognized would affect the annual effective tax rate.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- FINANCIAL EXPENSES, NET

	Year ended December 31,
	2017	2016	2015

Income:

Foreign currency exchange differences	$130	$8	$131
Interest on cash equivalents and restricted deposits	50	9	4
Other	34	-	-

	214	17	135
Expenses:

Amortization of shareholders’ convertible loans discount and BCF	103	1,116	2,684
Interest on shareholders’ convertible note and loans	164	270	575
Withholding taxes on interest of convertible note and loans from shareholders	-	-	119

Bank commissions and others	82	100	152
Foreign currency exchange differences	9	25	161
Interest on loans from banks and other credit balances	12	27	21

	370	1,538	3,712

Total financial expenses, net	$156	$1,521	$3,577

NOTE 14:- RELATED PARTY BALANCE AND TRANSACTIONS

For the year ended December 31, 2017, the Company incurred $164 interest expense on loans received from its shareholders.

In January 2017, the Company’s shareholders approved that in addition to the directors’ fees to be paid to all of the Company’s directors commencing as of January 1, 2017, the Company will pay the Investor (see Note 1c) an additional monthly payment of approximately $4.6 (NIS 17,500) for time devoted to the Company by the Executive Chairman of the Board of Directors, who is also a co-owner of the Investor. In 2017 the Company’s consolidated audited financial statements reflect net income (before taxes), so such additional payment increased to approximately $9 (NIS 35,000).

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- RELATED PARTY BALANCE AND TRANSACTIONS (Cont.)

In addition, the Company’s shareholders approved a new engagement letter with a director of the Company (the “Director”), according to which the Director will be entitled to receive a commission of 2.5% of the net revenues received by the Company with respect to specific transactions introduced to the Company by the Director, subject to a detailed agreement to be entered into by the Director and the Company and the prior approval of any such transactions by the Company and the Audit Committee. As of December 31, 2017 no revenues were generated as a result of this agreement, therefore no commission paid.

See also Notes 8 and 11 for transactions with the Company’s shareholders.

Balances with related parties:

	December 31,
	2017	2016

Accrued expenses	$71	$71

Loan from Shareholders, net	$-	$3,072

Related parties’ expenses:

	Year ended December 31,
	2017	2016	2015

Directors and management fees	$170	$22	$-

Amortization of shareholders’ convertible loans discount and BCF	$103	$1,116	$2,684

Interest on shareholders’ convertible note and loans	$164	$270	$575

NOTE 15:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	In accordance with Statement of ASC 280, “Segment Reporting”, the Company is organized and operates as one business segment, which develops, manufactures and sells land radar for defense forces and border protection applications, avionics equipment and aviation data acquisition and debriefing systems.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.	Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Year ended December 31,
	2017	2016	2015

North America	$14,446	$1,553	$3,558
Israel	6,363	7,358	6,062
Asia	4,372	2,499	2,692
Latin America	514	1,289	1,614
Europe	281	122	148
Australia	206	-	-

Total	$26,182	$12,821	$14,074

c.	Major customers:

Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues are as follows:

	Year ended December 31,
	2017	2016	2015
	%

Customer A	7	20	24
Customer B	9	17	9
Customer C	2	16	7
Customer D	3	13	10
Customer E	5	11	13
Customer F	13	6	8
Customer G	-	-	13
Customer H	35	1	1

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

d.	Long-lived assets (property, plant and equipment) by geographic areas:

	December 31,
	2017	2016

Israel	$3,915	$2,650
China	319	266

	$4,234	$2,916

NOTE 16:- SUBSEQUENT EVENTS

a.

As part of the Company’s strategy to expand its activities in the USA, on January 2018, the company incorporated RADA Sensors Inc, a fully owned subsidiary of the Company. RADA Sensors Inc is holding 75% of interests in RADA Technologies LLC, also organized in January 2018, together with ZASE Technologies LLC, holding 25% of interests in RADA Technologies LLC.

b.	In January 2018, the Investor exercised warrants to purchase an additional 1,454,545 Ordinary shares at an exercise price per share of $0.55 in consideration of $800.

- - - - - - - - - - - - - - - - - -

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADA ELECTRONIC INDUSTRIES LTD.

	By:	/s/Dov Sella
	Name:	Dov Sella
	Title:	Chief Executive Officer

Dated: March 28, 2018

71