Form 20-F
period 2018-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2019-04-01
CIK 761238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

37,516,891 Ordinary Shares (As of December 31, 2018)

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

Yes [  ] No [X]

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statements on Form F-3 File Nos. 333-212021, 333-216973, 333-220304, 333-226387 and 333-226845, and Form S-8 Registration Statement File No. 333-212284.

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

-i-

-ii-

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

We derived the following consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018 and the consolidated balance sheet data as of December 31, 2017 and 2018 from our audited consolidated financial statements, included elsewhere in this annual report. We derived the consolidated statements of operations data for the years ended December 31, 2014 and 2015, and the consolidated balance sheet data as of December 31, 2014, 2015 and 2016 from our audited consolidated financial statements that are not included in this annual report. (See Item 4A. “Discontinued Operations”).

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(U.S. dollars in thousands)
Revenues	$21,625	$14,074	$12,821	$26,182	$28,032
Cost of revenues	15,284	11,665	11,379	17,919	17,914
Gross profit	6,341	2,409	1,442	8,263	10,118
Research and development, net	789	693	758	1,575	3,092
Marketing and selling	2,392	2,357	2,269	2,137	2,860
General and administrative	1,667	1,513	1,814	2,568	4,001
Goodwill impairment	-	587	-	-	-
Net loss from sale of fixed assets	-	-	-	-	103
Operating income (loss)	1,493	(2,741)	(3,399)	1,983	62
Financial (income) expense, net	1,256	3,577	1,521	156	(119)
Net income (loss) from continuing operations	237	(6,318)	(4,920)	1,827	181
Net income (loss) from discontinued operations	(36)	(179)	13	515	(404)
Net income (loss)	201	(6,497)	(4,907)	2,342	(223)
Net income (loss) attributable to non-controlling interest from discontinued operations	(7)	(36)	3	103	(386)
Net income (loss) attributable to RADA Electronic Industries’ shareholders	$208	$(6,461)	$(4,910)	$2,239	$163
Basic net income (loss) per Ordinary share attributable for RADA Electronic Industries’ shareholders	$0.02	$(0.53)	$(0.35)	$0.07	$0.02
Diluted net income (loss) per Ordinary share attributable for RADA Electronic Industries’ shareholders	$0.02	$(0.53)	$(0.35)	$0.06	$0.02
Weighted average number of shares used to compute basic net income (loss) per share	8,945	11,904	14,029	24,957	33,185
Weighted average number of shares used to compute diluted net income (loss) per share	8,945	11,904	14,029	28,127	33,717

	As of December 31,
	2014	2015	2016	2017	2018
	(U.S. dollars in thousands)
BALANCE SHEET DATA:
Working capital	$35	$6,522	$11,106	$25,641	$37,840
Total assets	20,097	18,576	20,987	36,030	53,502
Short-term credits and current maturities of long-term loans	6,709	-	-	-	-
Convertible note - short term	3,000	3,090	3,175	-	-
Shareholders’ equity	$3,547	$8,507	$10,516	$28,526	$42,213

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

Risks Related to Our Business and Our Industry

We have a history of operating losses and although we returned to operating profitability in 2017, we may not be able to sustain profitable operations in the future. To the extent that we incur operating losses in the future, we may not have sufficient working capital to fund our operations.

We incurred operating losses in three of the five years ended December 31, 2018 and may not be able to achieve or sustain profitable operations in the future or generate positive cash flows from operations. As of December 31, 2018, our accumulated deficit was $77 million, and we had cash, cash equivalents and short-term bank deposits of $20.8 million, compared to cash, cash equivalents and short-term bank deposits of $12.4 million as of December 31, 2017. Based on our current operations, we believe our existing funds will be sufficient to fund our operations in 2019. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing. Such financing may not be available, or if available, may not be on terms satisfactory to us. If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.

While we have met with initial success in the introduction of our advanced ground radars for tactical applications such as defense forces protection and border protection, there can be no assurance that we will succeed in obtaining general market acceptance or that we will ever recover our investment in this new product family.

We have developed a number of radar hardware platforms for use in combat vehicles and tactical protection applications for defense forces and border protection. In December 2014, we announced the first significant order for this product family, a $4.5 million order from the Israel Ministry of Defense. To date, we have received over $ 35 million in orders for our ground radar products, but cannot assure you that our ground radars will achieve broad market acceptance.

We may be required to obtain financing for strategic opportunities, which financing may not be available for us in a timely manner or on favorable terms, and which may dilute the holdings of our shareholders and/or require us to incur additional debt.

In order to invest in strategic opportunities in support of our growth plans and/or business development activities, we may be required to obtain funds from financing sources, including through debt vehicles or re-financing, sale of new securities or other financing alternatives. There is no assurance that we will be able to obtain sufficient funding, if at all, from the financing sources detailed above or other sources in a timely manner (or on commercially reasonable terms) in order to allow us to fund our growth plans and/or business development activities, which may adversely affect our financial position and operations, may dilute the holdings of our shareholders or require us to incur additional debt.

Competition in the market for defense electronics is intense. Our products may not achieve market acceptance, which could adversely affect our business, financial condition and results of operations.

The market for our products is highly competitive and we may not be able to compete effectively in our market. Our principal competitors in the defense electronics market, include Israel Aerospace Industries Ltd., or IAI, Raytheon Company, Northrop Grumman Corporation, Thales Group, and SRC Inc. We expect to continue to face competition from these and other competitors. Most of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do. These competitors are able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

We may not be able to implement our growth strategy which could adversely affect our business, financial condition and results of operations.

In line with our growth strategy, we entered into a number of strategic relationships with Embraer S.A., or Embraer, Hindustan Aeronautics Ltd., or HAL, IAI, Lockheed Martin Corporation, or Lockheed Martin, Boeing Defense, Space & Security, or Boeing, Rafael Advanced Defense Systems Ltd., or Rafael, Elbit Systems Ltd., or Elbit, and Leonardo DRS, or DRS and SAZE Technologies LLC., or SAZE, to increase our penetration into the defense electronics market. We are currently investing and intend to continue to invest significant resources to develop these relationships and additional new relationships. Should our relationships fail to materialize into significant agreements or should we fail to work efficiently with these companies, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

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

Substantially all of our revenues are derived from the sale of products with military applications. These revenues totaled approximately $28 million, or 100% of our revenues in 2018, $26.1 million, or 100% of our revenues, in the year ended December 31, 2017 and $12.8 million, or 100% of our revenues, in the year ended December 31, 2016. The defense budgets of a number of countries have declined and may be reduced in the future. Declines in defense budgets may result in reduced demand for our products and manufacturing services. This would result in reduction in our core business’ revenues and adversely affect our business, results of operations and financial condition.

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

The global macroeconomic environment is facing challenges, including the economic slowdown in China and the Eurozone, the end of quantitative easing by the U.S. Federal Reserve and the uncertain impact of “Brexit.” There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the U.S. There have been concerns over conflicts, unrest and terrorist threats on a global level, which have resulted in volatility in oil and other markets. The U.S. and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the U.S. and China over trade policies could significantly undermine the stability of the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Any slowdown or instability in the global economy could impact income, purchasing power and consumption levels among other things, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us. In addition, any global economic slowdown or uncertainty may result in volatile conditions in the global financial markets, which could have a material adverse effect on us, including on our ability to access capital and liquidity on financial terms acceptable to us, if at all. Any such adverse effect on capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.

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

If we do not receive the governmental approvals necessary for the export of our products, our revenues may decrease. Similarly, if our suppliers and partners do not receive government approvals necessary to export their products or designs to us, our revenues may decrease, and we may fail to implement our growth strategy.

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

A significant portion of our revenues is derived from a small number of customers. During the years ended December 31, 2018 and 2017, 72% and 77% of our revenues, respectively, were attributable to nine customers. We anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers. No assurances can be given that our customers will continue to purchase our products, that we will be successful in any bid for new contracts to provide such products, or that if we were granted subsequent orders, such orders would be of a scope comparable to the sales that we have experienced to date. If our principal customers do not continue to purchase products from us at current levels or if we do not retain such customers and we are not able to derive sufficient revenues from sales to new customers to compensate for their loss, our revenues would be reduced and adversely affect our business, cash flows, financial condition and results of operations.

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

Cyber-attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access. The potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors in the defense electronics market. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. To date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

We are subject to risks associated with international operations; we generate a significant portion of our sales from customers located in countries that may be adversely affected by political or economic instability and corruption.

We are aviation and defense company with worldwide operations. Although 79% of our sales are in Israel and North America, we expect to derive an increasing portion of our sales and future growth from other regions such as Latin America, India and Central and Eastern Europe, which may be more susceptible to political or economic instability. In addition, in many less-developed markets, we rely heavily on third-party representatives, consultants and other agents for business development, marketing and distribution of our products. Many of these third parties do not have internal compliance resources comparable to ours. Business activities in many of these markets have historically been more susceptible to corruption. If our efforts to screen third party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, which may adversely affect our reputation and our business, financial condition or results of operations.

Exports (whether direct sales or sales through our Israeli customers) accounted for 63% of our revenues in 2018, 76% of our revenues in 2017 and 43% of our revenues in 2016. Our reliance on export sales subjects us to many risks inherent in engaging in international business, including:

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

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our solutions.

The Dodd-Frank Wall Street Reform and Consumer Protection Act imposes disclosure requirements regarding the use in components of our products of “conflict minerals” mined from the Democratic Republic of Congo and adjoining countries, whether the components of our products are manufactured by us or third parties. These requirements could affect the pricing, sourcing and availability of minerals used in the manufacture of components we use in our products. Although the SEC has provided guidance with respect to a portion of the conflict mineral filing requirements that may somewhat reduce our reporting practices, there are costs associated with complying with the disclosure requirements and customer requests, such as costs related to our due diligence to determine the source of any conflict minerals used in our products. We may face difficulties in satisfying customers who may require that all of the components of our products are certified as conflict mineral free or free of numerous other hazardous materials.

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

Risk Factors Related to Our Ordinary Shares

Because one of our shareholders, DBSI, holds approximately 25.1% of our outstanding shares, investors may not be able to affect the outcome of shareholder votes.

DBSI currently beneficially owns 9,5477,088 of our Ordinary Shares, or approximately 25.1% of our outstanding shares. For as long as DBSI, or any shareholder, holds a significant interest in our company, it may have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional Ordinary Shares or other equity securities, our repurchase or redemption of Ordinary Shares and our payment of dividends. Similarly, as long as DBSI has a controlling interest in our company, it will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, including the power to elect all of the members of our board of directors (except external directors, within the meaning of Israeli law), or prevent an acquisition or any other change in control of us. Because the interests of our controlling shareholders may differ from the interests of our other shareholders, actions taken by it with respect to us may not be favorable to our other shareholders.

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

In addition, to continue to be listed on the NASDAQ Capital Market, we need to satisfy a number of conditions, including a minimum closing bid price per share of $1.00. At times in the past we were not in compliance with this requirement, although we managed to regain compliance by a reverse stock split. If in the future, our share price drops again (for 30 consecutive days under a bid price per share of $1.00), we may be eventually delisted from NASDAQ and trading in our Ordinary Shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our Ordinary Shares.

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

U.S. holders of our Ordinary Shares may face income tax risks. We have been advised that we may have been a “passive foreign investment company” (“PFIC”) for the 2018 taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below in Item 10E. “Additional Information – Taxation”) of our Ordinary Shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” If we are treated as a PFIC, U.S. Holders of Ordinary Shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their Ordinary Shares. In particular, dividends paid by us, if any, would not be treated as “qualified dividend income,” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders. Since PFIC status depends upon the composition of our income and the market value of our assets from time to time, even if we were not a PFIC in 2018, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our Ordinary Shares.

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

Israeli government programs and tax benefits may be terminated or reduced in the future, which could increase our tax expenses.

We participate from time to time in programs of the Israeli Innovation Authority (formerly the Office of the Chief Scientist) of the Israeli Ministry of Economy, or Innovation Authority, for which we receive funding for the development of technologies and products. We may benefit from certain Israeli government programs and tax benefits, particularly from tax exemptions and cash incentives, including “Approved Enterprise” status due to our manufacturing facilities in Israel. To be eligible for these programs and tax benefits or similar programs in the future, we must meet certain conditions, including making specified investments in fixed assets and equipment. For more information about these programs see Item 5. “Operating and financial review and prospects – Research & Developments – Israeli Innovation Authority.” If we fail to comply with these conditions, we may be required to pay additional penalties, make refunds and may be denied future benefits. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under these programs, and therefore these benefits may not be available to us in the future at their current levels or at all.

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

A. History and Development of the Company

We were incorporated under the laws of the State of Israel on December 8, 1970. We are a public limited liability company under the Israeli Companies Law 1999-5759, or the Israeli Companies Law, and operate under this law and associated legislation. Our registered offices and principal place of business are located at 7 Giborei Israel Street, Netanya 4250407, Israel, and our telephone number is: +972-9-892-1111. Our website address is www.rada.com. The information on our website is not incorporated by reference into this annual report.

We develop, manufacture and sell defense electronics, including avionics solutions (including avionics for unmanned aerial vehicles and airborne inertial navigation systems), airborne data/video recording and management systems and tactical land-based radars for defense forces and for border protection systems. In addition, while we continue to sell and support our legacy commercial products and services, in 2016 we decided to actively pursue the sale of our Chinese subsidiary, Beijing Hua Rui Aircraft Maintenance and Service, Co., Ltd., known as CACS, which is the main platform of our test and repair shop activity. On December 2018, we signed an agreement to sell CACS, which sale is expected to close later in 2019. The results presented in this annual report were adjusted to present CACS’ results in a separate line as “Discontinued Operations.”

In March 2018, we announced the formation of a joint venture company with SAZE Technologies LLC of Silver Spring, MD. The new company, RADA Technologies LLC, or RTL is based in Silver Spring, MD and is focused on the adaption of our tactical radar technology for the U.S. market. Initially, the joint venture will adapt our technology to meet U.S. customer requirements, certifying the radars to U.S. standards, establishing production capabilities and providing infrastructure for maintenance and support.

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

Products and Services

We primarily sell state-of-the-art defense electronics products. We may also provide end-to-end solutions for one or more systems or sub-systems. Our current product lines are:

●	Military Avionics (Data/video recorders, core avionics for aircraft and UAVs) and airborne Inertial Navigation Systems;

●	Tactical Radars for defense forces and border protection systems (land based).

While we continued to support our legacy commercial aviation test stations, in 2016 we decided to sell CACS, our main platform for our test and repair shop activity. We signed an agreement to sell CACS in December 2018.

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

Featuring state-of-the-art technologies, our digital recorders are designed for military applications. Our high-performance recorders provide simultaneous, high-capacity video (both analog and digital/HD), audio and data recording, high throughput and mass storage handling capabilities, supporting rapid dissemination and real-time playback. Our video recorders implement MPEG-2 and/or MPEG-4 (H.264) compression formats, supporting up to 128GB of solid-state memory, facilitating continuous recording over extended mission durations. Recent upgrades to our recorders provide the ability to record high-definition video formats such as HD-SDI.

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

The conflicts in which modern armies are engaged in recent years dictate the needs for instantaneous and real-time intelligence, minimal cycle time for target acquisition, highly accurate weapons with minimal collateral damage and discrimination between hostiles and civilians. Our tactical radars, which move with the maneuvering combat units in the field and operate OTM, provide the real-time knowledge of whether and from where they are threatened, detect all relevant threats, whether unfriendly fire or drones/UAVs/fighters/helicopters from any angle (including very high angles), discriminate among threats and provide the needed intelligence for any course of action, whether counter-fire or avoidance. The performance-over-price ratio of our radars makes them ideal solutions to the current needs and requirements of the maneuver forces.

We have developed various radar hardware platforms: the compact hemispheric radar, or CHR, and the enhanced CHR, or eCHR, which are tailored for use in combat vehicles and short-range protection applications; and a family of multi-mission hemispheric radars, or MHRs, which are tailored for use in force and border protection applications. We offer the MHR and the improved and enhanced MHR, or ieMHR; all share the same basic characteristics, but differ in range, size, weight, and price. For each radar platform we implement several operational missions by changing the radar operational parameters.

The current operational missions of the CHR and eCHR are the following:

●	The RPS-10/60 radar sensors for active protection systems, or APS, detect all relevant threats that may be fired at combat vehicles, including RPGs, anti-tank guided missiles (ATGMs) and projectiles and provide 360° hemispheric coverage. The system delivers threat data to the APS, enabling it to neutralize threats.

●	The RPS-12/62 short-range hemispheric air surveillance radar system can detect, classify and track aerial vehicles, with emphasis on small UAVs. Mobile or stationary, the system can be integrated with any C4I system and other radars and sensors, and can operate either as a stand-alone, or as part of a large-scale surveillance system.

●	The RPS-14/64 radar system for perimeter and border protection can detect, identify, and track aerial and surface intruders including slow and small aircraft, vehicles, vessels, and pedestrians at tactical ranges. The RPS-14 can operate either as a stand-alone, or as part of a large-scale surveillance system.

●	The RPS-15/65 comprehensive hostile fire management system for combat vehicle detects, tracks, classifies and locates direct and elevated threats fired at combat vehicles, allowing the mobile force to successfully complete its mission while operating in a hostile environment.

The current operational missions of the MHR family of radar platforms are the following:

●	The RPS-40/70/80 hostile fire detection radar systems detect, track, classify and locate direct and elevated threats fired at stationary or mobile forces. They compute the Point-of-Origin (POO) and Point-of-Impact (POI) of the threats, which may be rockets, artillery, mortars, ATGMs, RPGs, and more other threats. The systems can be integrated with any protection and Command, Control, Communications, Computers and Intelligence (C4I) system and be installed at stationary bases and posts, or onboard fighting vehicles.

●	The RPS-42/72/82 tactical hemispheric air surveillance radar systems can detect, classify and track all types of aerial vehicles, including fighters, helicopters, UAVs, transport aircraft, etc. at tactical ranges. Mobile or stationary, the systems can be integrated with any C4I system and other radars and sensors, and can operate either as a stand-alone, or as part of a large-scale surveillance system.

●	The RHS-44/74/84 radar systems for border protection can detect, identify, and track aerial and surface border intruders including slow and small aircraft, vehicles, vessels, and pedestrians at tactical ranges. The systems can operate either as a stand-alone, or as part of a large-scale surveillance system.

Among our customers and users of our radar systems are leading defense forces and defense contractors worldwide, including the Israeli MOD, IMI (an Elbit Systems subsidiary), Artis, Lockheed Martin, Boeing, Leonardo DRS, SAZE, the U.S. Marine Corps and Navy, the U.S. Air Force, Indian Security Forces, MBDA, Rheinmetall, Rafael and other prime integrators and end-users. Some of our customers have purchased a small number of radars for evaluation and integration in their air defense and/or other systems. These initial purchases may turn into larger production orders upon evaluation.

Business Development, Sales and Marketing

Strategy

Our business development strategy is based on the following principles:

●	Becoming a reliable and trusted supplier of sensors and sub-systems to defense system integrators and major platforms manufacturers with global sales, such as Lockheed Martin, Boeing, Elbit, IAI, Rafael, Leonardo DRS, Embraer, HAL and others.

●	Establishing strategic joint venture companies in the primary target markets (i.e. U.S.) for local presence, direct market development, localization of the technology, production and customer support.

●	Expanding our global business development efforts and potential customer base, by engaging business development consultants and service providers in the countries and territories in which our products may be used, and actively managing this global network; and

●	Establishing strategic partnerships with leading integrators in the prime target markets for tactical radars, i.e. U.S. Europe, India; such partnerships may involve indigenization and localization of our technologies to enable sales in significant quantities in these markets.

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

IMI Systems. IMI (a subsidiary of Elbit Systems) is a world leader in the field of APS for land platforms and is the developer and manufacturer of the “Iron Fist” APS. We are teamed with IMI on the integration and production of our RPS-10 radars as part of their “Iron Fist” APS solution for local and global customers. During 2016 there was a global increase in the interest of major forces in APS. As a result, in 2017 and 2018 we engaged in extensive efforts with IMI to integrate, test and provide its “Iron Fist” APS to customers in Europe and North America, along with our on-going support. We have sold dozens of CHR radars to IMI to support these activities. We anticipate that these testing efforts will mature into acquisition programs.

Boeing Defense, Space and Security. Boeing, a provider of air defense and high-energy laser systems, acquired our MHR in 2013 for evaluation of its use as part its directed energy tactical systems, and in 2017 has acquired our ieMHR to be integrated into critical infrastructure surveillance solutions. We also provide Boeing with recorders and debriefing stations for the T-45 VMTS and have received follow-on orders from Boeing.

Leonardo DRS. DRS is a major player in the defense electronics market in North America, with a focus on tactical systems and radars. In 2017, we signed a cooperation agreement with DRS to market and sell our tactical radars in the North American market for counter-UAV, short-range air defense, and other solutions. DRS has acquired a few MHR radars and is actively promoting our radars as part of their system solutions. In 2018, DRS was selected by the US Army as the mission equipment package provider for the Army’s IMSHORAD program, which includes our MHR radars as onboard search sensors. This program has the potential for sale of 144 vehicles, each with 4 MHR radars on board.

SAZE Technologies LLC. SAZE is the first customer and user of our MHR radars, and provided support and market access to various radar programs and demonstrations that we were involved with. We and SAZE established a joint venture company, RADA Technologies LLC, based in Silver Spring Maryland, in order to seek special security agreements and to perform market development, localization of the technology, customer support, production and maintenance in the U.S. We are in the process of recruiting personnel for the joint venture and are engaged in the build-up of our production capability in the US in 2019.

European Air Defense Integrators. Two major European air defense integrators have purchased radars for integration and testing. We have signed a value-added representation agreement with one of the integrators for certain countries where it has a dominant position in sales of air defense and other solutions.

Rafael Advanced Defense Systems Ltd. Rafael is a world leader in the development and supply of missiles, smart weapons and pods of various types. Rafael has become a strategic customer of ours as a result of our development and production of a few advanced built-to-specification products in recent years. Recently, Rafael selected the MHR as the radar for the “Drone Dome” system that is designed to counter UAVs and drones and is purchasing radars from us for their customers.

Military Forces. We are the sole providers of digital recorders and debriefing solutions to an air force in Latin America. We are the primary provider of recorders and debriefing solutions to a major Asian air force. Our tactical radars for air defense are under evaluation by a Far-East country’s army that has acquired f a few units, while two other Asian forces have purchased radars for air surveillance and counter-mortar applications. Our tactical radars are used by the U.S. Navy and Marines as part of their ground-based air defense advanced technology development program. We believe that these strategic relationships with military forces provide us with the potential for prolonged cooperation.

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

Business Development and Marketing

Our Chief Executive Officer, Mr. Dov Sella, together with Mr. Gil Schwartz, our VP Business Development & Marketing and Mr. Ronen Ofek, our VP Business Development for Israel, lead our business development and marketing efforts from Israel. Mr. Bill Watson, Ms. Charlene Caputo and Mr. Max Cohen are responsible for our business development and marketing efforts in North America. We currently employ twelve additional professionals (seven of whom are part-time consultants) in business development and the sales of our products. Our program managers, chief technology officer, VP Products and our engineering departments support our marketing and sales efforts with respect to proposal preparations and products demonstrations. In addition, we have business development consultants in Europe, South America and Asia who receive success fees for sales generated by them. Our U.S. JV is gradually taking over the business development role in the North-American market and works directly and in cooperation with our US partners on the exploitation of the large U.S. opportunities. Four of our seven part-time consultants are supporting this activity.

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

Fixed Price Contracts

Some of our contracts are fixed-price contracts, under which the price is not subject to adjustment by reason of the costs incurred in the performance of the contracts, as long as the costs incurred and work performed fall within governmental guidelines. Under our fixed-price contracts, we assume the risk of increased or unexpected costs that may reduce our profits or even generate losses. This risk can be particularly significant under fixed-price contracts for research and development involving new technologies.

Our books and records may be subject to audits by the Israeli Ministry of Defense and other governmental agencies, including the U.S. Department of Defense. These audits may result in adjustments to contract costs and profits.

Principal Customers

Generally, we complete a few major transactions each year, each in an amount comprising more than 10% of our revenues for such year. As a result, each year a significant portion of our revenues is derived from a small number of customers. The following table sets forth our principal customers in 2016, 2017 and 2018:

	Percentage of Revenues
	2016	2017	2018
Israel Aerospace Industries	20%	7%	7%
Ministry of Defense (Israel)	17%	9%	5%
RAFAEL	16%	2%	11%
Embraer S.A.	13%	3%	4%
Hindustan Aeronautics Ltd	11%	5%	11%
Lockheed Martin Corporation	6%	13%	6%
Leonardo DRS	1%	35%	4%
Customer in Israel	-	-	12%
SAZE Technologies LLC	-	3%	12%

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

Geographical Markets

We sell our products to various air forces and companies worldwide. The following table presents our revenues by geographical markets for the periods indicated:

	2016	2017	2018
Israel	57%	24%	37%
South and Latin America	10%	2%	4%
Asia	19%	17%	11%
North America	13%	55%	42%
Europe	1%	1%	6%
Australia	-	1%	-%

Competition

The markets for our products are highly competitive. Our principal competitors on the avionics and recorders include Elbit Systems Ltd., Honeywell International Inc., IAI, Northrop Grumman Corporation, Sagem Avionics LLC., Thales Group and Zodiac Aerospace Group. Our principal competitors on tactical radars are IAI (through its subsidiary, Elta), SRC Inc., SAAB, Thales and Leonardo Selex. We expect to continue to face competition from these and other competitors. Currently, all of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

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

Manufacturing and Quality Control

Our production plant is located in Beit She’an, Israel. The plant is equipped to handle most of our manufacturing processes and testing requirements. For some processes we utilize outsourced resources. This structure allows us flexibility and versatility. To support the growth in radar production, we are in the process of establishing a supply chain of board assembly providers and chassis/casting providers, while final assembly, calibration and testing is kept internally. We are also in process of physically duplicating our Israeli assembly facilities in the U.S. and adapting them for the U.S. market. These efforts are currently planned to be completed in 2019.

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

C. Organizational Structure

We indirectly own 75% of RADA Technologies LLC which is primarily engaged in the localization, sales and marketing of our Tactical Radars in the U.S. Our Chinese subsidiary, Beijing Hua Rui Aircraft Maintenance and Service, Co., Ltd., known as CACS, is the main platform for our test and repair shop activity. On December 2018, we signed an agreement to sell CACS, which sale is expected to close later in 2019.

D. Property, Plants and Equipment

We own a 30,000 square feet industrial building in Beit She’an, Israel. The building, which includes manufacturing facilities and warehouse space, is situated on land leased from the Israel Land Authority for a period of 49 years ending in 2034. The plant has sufficient capacity to meet our current requirements.

Our executive offices, sales and marketing and research and development facilities are located in a 17,782 square feet office facility in Netanya, Israel. The lease for this facility expires in January 2022. The aggregate annual rent for our offices in Israel was approximately $370,000 in 2018.

Our U.S. joint venture leases 1,522 square feet of office space in Silver Spring, MD. The lease for this facility expires in April 2019. RTL is currently in final negotiations to lease approximately 25,000 square feet in Germantown MD. The aggregate annual rent for our offices in Maryland was approximately $31,700 in 2018.

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

Overview

We develop, manufacture and sell defense electronics including tactical land radars for force and border protection applications, military avionics systems for manned and unmanned aircraft and inertial navigation systems, or INS. We have a Chinese subsidiary, Beijing Hua Rui Aircraft Maintenance and Service, Co., Ltd., known as CACS. CACS was established with a Chinese third party. We owned 80% of CACS and the Chinese third party owned the remaining 20% equity interest. In October 2018, a transaction with non-controlling interest occurred and as a result, as of December 31, 2018, we owned 100% of CACS. In December 2018 we signed an agreement to sell our entire shareholdings in CACS. Our U.S. subsidiary, RTL, is focused on adapting our tactical radar technology for the U.S. market by altering its technology towards US customer requirements, certifying the radars to US standards, building production capabilities and providing a maintenance and support infrastructure.

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

Revenue Recognition. We account for revenue recognition when (or as) it satisfies performance obligations by transferring promised goods or services to its customers in an amount that reflects the consideration the Company expects to receive. In order to achieve that core principle, we apply the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The Company generally satisfies performance obligations at a point in time, once the customer has obtained the legal title to the items purchased or service provided. Revenues from long-term and short-term fixed price contracts are usually recognized over time based on the cost-to-cost input method that best depicts the transfer of control over the performance obligation to the customer. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

We also generated revenues from repair services using our automated test equipment, mainly through CACS. We signed an agreement to sell our interest in CACS in 2018 (classified as a discontinued operation) and expect that the transaction will close later this year. Revenues from services are recognized when the service is performed.

Impairment of Long-Lived Assets. We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount of the carrying value of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2017, and 2016, no impairment losses were identified.

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

Inventory valuation. The majority of our inventory consists of work in progress, raw materials and components. Inventories are valued at the lower of cost or market. Cost of finished goods is determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs. Raw material is valued using the “FIFO” method. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material items based on their potential utilization. If we consider specific inventory to be damaged, we write such inventory down to zero. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, and excess inventories. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning the future utilization of the inventory items. Inventory write-offs were $39,000, $122,000 and $144,000 for the years ended December 31, 2018, 2017 and 2016, respectively.

Allowance for doubtful accounts. Our trade receivables are derived from sales to customers all over the world. We perform ongoing credit evaluations of our customers. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was $2,000, $14,000 and $14,000 for the years ended December 31, 2018, 2017 and 2016, respectively.

Stock-based compensation. We account for stock-based compensation in accordance with the provisions of ASC 718, “Compensation - Stock Compensation.” Under the fair value recognition provisions of ASC 718, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. Effective as of January 1, 2017, we adopted a change in accounting policy in accordance with ASU 2016-09, “Compensation Stock Compensation (Topic 718)” (“ASU 2016-09”) to account for forfeitures as they occur.

The fair value of an award is affected by our stock price on the date of grant and other assumptions, including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect employees to hold their stock options.

Discontinued Operations. Under ASC 205-20, “Presentation of Financial Statements - Discontinued Operation” when a component of an entity, as defined in ASC 205-20, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its component are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the company’s consolidated operations and the company will have no significant continuing involvement in the operations of the component. Subsequent to our determination to sell our interest in CACS, CACS’ results are accounted as discontinued operation and appear in this annual report in a separate line item as “Discontinued Operations.” As of December 31, 2018, a provision of $159,000 was accrued for the sale of CACS.

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

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
Revenues	100%	100%	100%
Cost of revenues	88.7%	68.4%	63.9%
Gross profit	11.3%	31.6%	36.1%
Research and development, net	5.9%	6.0%	11.0%
Marketing and selling	17.7%	8.2%	10.2%
General and administrative	14.1%	9.8%	14.3%
Net loss from sale of fixed assets	0%	0%	0.4%
Operating income (loss)	(26.5)%	7.6%	0.2%
Financial (expenses) income, net	(11.9)%	(0.6)%	0.4%
Net income (loss) from continuing operations	(38.4)%	7.0%	0.6%
Net income (loss) from discontinued operations	0.1%	1.9%	(1.4)%
Net income (loss)	(38.3)%	8.9%	(0.8)%
Net income (loss) attributable to non-controlling interest	0.0%	0.3%	(1.4)%
Net income (loss) attributable to RADA Electronic Industries’ shareholders	(38.3)%	8.6%	0.6%

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Revenues. Our revenues increased by 7% to $28.0 million in 2018 from $26.2 million in 2017 mainly due to the increase in sales of our radars.

Cost of Revenues. Cost of revenues were $17.9 million in both 2018, and 2017.

Gross Profit. Our gross profit increased by 22% to $10.1 million in 2018 from $8.3 million in 2017. Our gross profit margin was approximately 36.1% in 2018 and 31.6% in 2017. The increase in our gross profit and gross profit margin in 2018 was mainly attributable to the increase in revenues and especially to the higher gross margin generated from the sale of radars.

Research and Development Expenses, Net. Our research and development expenses, net increased by 96.3% to $3.1 million in 2018 from $1.6 million in 2017. The increase in expenditures is a result of our strategy to achieve and maintain a technological edge for our products in the market.

Marketing and Selling Expenses. Marketing and selling expenses increased by 33.8% to approximately $2.9 million in 2018 from $2.1 million in 2017. We increased our level of marketing and selling expenses primarily due to our efforts to sell our radar products, mainly reflected in the costs incurred as part of our participation in field demonstrations requested by our potential customers as well as because of the costs associated with establishing our joint venture in the U.S.

General and Administrative Expenses. General and administrative expenses increased by 55.8% to approximately $4.0 million in 2018 from $2.6 million in 2017. The increase is attributable mainly to the establishment of our joint venture in the U.S. as well as to the increase in the non-cash expense associated with employee option compensation.

Financial Expenses (Income), Net. We incurred financial expenses of $0.2 million in 2017 while we had $0.1 million of financial income in 2018. The decrease in financial expenses is attributed mainly to the lower level of borrowings in 2018 as result of the conversion of a convertible loan into equity and the repayment of bank credits, during 2017. As a result of our improved financial condition, we were able to record net interest income on our cash and cash equivalents in 2018. Our non-cash financial expense resulting from the amortization of the discount on a convertible loan and loans from shareholders was $0 in 2018 compared to $0.103 million in 2017.

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Revenues. Our revenues increased by 104% to $26.2 million in 2017 from $12.8 million in 2016, mainly due to the increase in sales of our radars.

Cost of Revenues. Cost of revenues increased by 57% to $17.9 million in 2017 from $11.4 million in 2016. The increase in our cost of revenues is attributable to the increase in revenues.

Gross Profit. Our gross profit increased by 473% to $8.3 million in 2017 from $1.4 million in 2016. Our gross profit margin was approximately 31.6% in 2017 and 11.2% in 2016. The increase in our gross profit and gross profit margin in 2017 was mainly attributable to the increase in revenues and especially to the higher gross margin generated from the sale of our radars.

Research and Development Expenses, Net. Our research and development expenses increased by 107.8% to $1.6 million in 2017 from $0.8 million in 2016. The increase in expenditures is a result of our strategy to achieve and maintain a technological edge for our products in the market.

Marketing and Selling Expenses. Marketing and selling expenses decreased by 5.8% to approximately $2.1 million in 2017 from $2.3 million in 2016. We maintained a similar level of marketing and selling expenses primarily with respect to our efforts to sell our radar products.

General and Administrative Expenses. General and administrative expenses increased by 41% to approximately $2.6 million in 2017 from $1.8 million in 2016. The increase is attributable mainly to the increase in the non-cash expense associated with employee option compensation.

Financial Expenses, Net. Our financial expenses, net, decreased by 90% to $0.2 million in 2017 compared to $1.5 million in 2016. The decrease is mainly attributable to our lower level of debt in 2017. The financial expense resulting from the amortization of the discount on a convertible loan and loans from shareholders was $0.103 million in 2017 compared to $1.1 million in 2016. The convertible loan was converted into equity in 2017. As were all loans from shareholders. Our interest expense, net, was $0.164 million in 2017 compared to $0.3 million in 2016.

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

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at a rate of 23% in 2018. The corporate tax as of January 1, 2019 is 23%.

As of December 31, 2018, our net operating loss carry forward for Israeli tax purposes was approximately $62 million, including capital loss carry forwards of approximately $3.8 million.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development, and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade. Israel is a member of the Organization for Economic Co-operation and Development, or the OECD, an international organization whose members are governments of mostly developed economies. The OECD’s main goal is to promote policies that will improve the economic and social well-being of people around the world. In addition, Israel has been granted preferences under the Generalized System of Preferences from the U.S., Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced duties.

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

Impact of Currency Fluctuation and of Inflation

A significant portion of the cost of our Israeli operations, primarily personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in dollars, are influenced by the exchange rate between the dollar and the NIS. In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in dollars may increase. NIS linked balance sheet items, may also create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations. Therefore, exchange rate fluctuations could have a material adverse impact on our operating results. The caption “Financial expenses, net” in our consolidated financial statements includes the impact of these factors as well as traditional interest income or expense.

The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the NIS against the most important currency for our business, the dollar, until December 31 each year and the year before, and (ii) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2014	2015	2016	2017	2018
NIS vs. U.S. Dollar	12%	0%	(1.0)%	(9.8)%	3.19%
Israeli Consumer Price Index	(0.2)%	(1.0)%	(0.2)%	1.5%	0.8%

Since exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which will require lessees to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet, the new guidance will require both types of leases to be recognized on the balance sheet. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the entity must recast its comparative period financial statements and provide disclosures required by the new standard for the comparative periods.

The Company will adopt the new standard effective January 1, 2019 using the modified retrospective approach. Consequently, financial information will not be updated and disclosures required under the new standard will not be provided for dates and periods before January 1, 2019. The standard provides a number of optional practical expedients in transition. The Company is electing the ‘package of practical expedients’, which permits it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The adoption of this new standard will affect the Company’s consolidated balance sheets by recognizing new right-of-use (“ROU”) assets and lease liabilities for operating leases. The impact on the Company’s results of operations and cash flows is not expected to be material. Adoption of the standard will result in the recognition of additional ROU assets and lease liabilities for operating leases of approximately $2,032 as of January 1, 2019. The Company elects to account for a lease component of a contract and its associated non-lease components as a single lease component, therefore the ROU and lease liabilities estimate includes non-cancelable operating lease agreements, parking spaces and management fees.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted the new standard effective January 1, 2018 using the retrospectively method. The adoption of this new guidance had an immaterial impact on the Company’s consolidated financial statements. Restricted cash is invested in short-term bank deposits (for three months), which are mainly used as security for the Company’s guarantees to customers and lines of credits with banks.

On January 1, 2018, the Company adopted the requirements of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606), using the modified retrospective method for contracts that were not completed as of January 1, 2018. Under the modified retrospective method, the Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings. This adjustment did not have a material impact on the Company’s consolidated financial statements. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Revenue Recognition (“Topic 605”).

In May 2017, the FASB issued ASU 2017-09, “Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting.” ASU 2017-09 was issued to provide clarity and reduce both 1) diversity in practice and 2) cost and complexity when applying the guidance in Topic 718 to a change in the terms or conditions of a share-based payment award. ASU 2017-09 provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting under Topic 718. The amendments in ASU 2017-09 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company adopted ASU 2017-09 effective January 1, 2018. The adoption of this new guidance had no material impact on the Company’s consolidated financial statements.

B. Liquidity and Capital Resources

We have historically met our financial requirements primarily through cash generated by operations, funds generated by our public offerings, private placements of our Ordinary Shares and debt securities, loans from our principal shareholders, short-term loans and credit facilities from banks, research and development grants from the government of Israel and the Israel-U.S. Binational Industrial Research and Development Foundation, investment grants for approved enterprise programs and marketing grants from the government of Israel.

We had working capital of $37.8 million as of December 31, 2018 compared with working capital of $25.6 million at December 31, 2017. Cash and cash equivalents were $20.8 million as of December 31, 2018 compared to $12.4 million as of December 31, 2017.

As of December 31, 2018, our banks provided $0.37 million of guarantees on our behalf, mainly to our customers and suppliers in the ordinary course of business. The guarantees are secured by a first priority charge on our restricted cash total $0.42 million as of December 31, 2018.

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

DBSI also granted our company an option, exercisable by either us or DBSI, for us to obtain a three -year loan in the principal amount of up to $3.175 million solely for the purpose of the repayment of the outstanding shareholders’ debt. We exercised such option in June 2016 and used the funds to fully repay our outstanding shareholders’ debt.

During the term of the loan, which had a three-year term, DBSI had the right, but not the obligation, at its sole discretion, to convert the then remaining convertible loan amount into Ordinary Shares at a price per share equal to the lower of: (i) $2.40, or (ii) a five percent (5%) discount to the FMV (the average of the closing prices of our Ordinary Shares over the 5 consecutive trading days ending on the last trading day prior to the date of conversion), but in no event less than $0.47. In August 2017, DBSI converted the entire principal of the loan and acquired 1,322,917 Ordinary Shares, reflecting a conversion price of $2.40 per share.

DBSI’s exercise of warrants has resulted in proceeds to our company of $1.25 million in 2016, $1.95 million in 2017 and $0.8 million in 2018. There are no outstanding warrant held by DBSI.

In connection with the 2016 DBSI transaction, we issued warrants to purchase 255,319 Ordinary Shares to each of Legos Advisors Ltd. and Mr. Avi Geffen as commission and finder’s fees. All of these warrants were exercised in 2017 for total consideration of $0.24 million.

On November 15, 2016, we completed a $2 million registered direct offering of 1,904,762 Ordinary Shares at a price per share of $1.05 to The Phoenix Insurance Company Ltd. and its affiliate, Shotfut-Menayot-Israel-HaPhoenix Amitim Ltd. At the same time, DBSI invested an additional $1 million in our company through the exercise of 2,127,660 warrants.

On August 20, 2017, we sold 4,604,500 of our Ordinary Shares to Israeli institutional investors, at a price of $2.15 per share pursuant to our shelf registration statement.

On November 13, 2018, one of our consultants exercised 111,000 warrants and was issued 62,601 Ordinary Shares in a cashless exercise.

On December 6, 2018 we completed a $12.5 million registered direct offering of 4,545,454 Ordinary Shares at a price per share of $2.75, of which $10 million was invested by Psagot and $2.5 million by The Phoenix, two Israeli institutional investors. In addition, on January 16, 2019 we issued 545,454 Ordinary Shares to DBSI in a private placement for approximately $1.5 million, reflecting a price per share of $2.75.

We made capital expenditures of $ 1 million in the year ended December 31, 2018, primarily for machinery and equipment. We currently do not have any significant capital spending or purchase commitments.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2016	2017	2018
	(U.S. dollars in thousands)
Net cash provided by (used in) operating activities from continuing operations	(4,919)	1,722	(3,858)
Net cash used in investing activities from continuing operations	(336)	(1,806)	(948)
Net cash provided by financing activities from continuing operations	5,442	11,292	12,798
Net cash provided by (used in) operating activities from discontinued operations	298	(644)	1,186
Net cash used in investing activities from discontinued operations	(34)	(101)	(2)
Effect of exchange rate changes on cash and cash equivalents	(133)	(138)	(420)
Increase (decrease) in cash and cash equivalents and restricted cash	318	10,325	8,756
Cash and cash equivalents and restricted cash at beginning of the year	2,363	2,681	13,006
Cash and cash equivalents and restricted cash at end of the year	2,681	13,006	21,762
Less cash and cash equivalents of discontinued operation at the end of the year	1,159	267	526
	1,522	12,739	21,236

Continuing Operations:

Net cash used in operating activities was $3,858,000 in 2018. This was primarily due to depreciation and amortization expenses of $799,000, share based non-cash compensation to employees of $898,000, an increase in trade receivables of $6,096,000, an increase in inventories of $3,865,000 and a net loss of $223,000. This was offset by an increase in trade payables of $ 2,610,000 and an increase in other accounts payables of $1,693,000. Net cash provided by operating activities was $1,722,000 in 2017. This was primarily due to depreciation and amortization of $638,000, share based non-cash compensation to employees of $559,000, an increase in trade receivables of $2,280,000 and an increase in inventories of $890,000. This was offset by our net income of $2,342,000 and a decrease in costs and estimated earnings in excess of billings of $809,000. Net cash used in operating activities was $4,919,000 in 2016. This was primarily due to our loss of $4,907,000 in 2016, an increase in inventories of $1,503,000 and an increase in trade receivables of $1,360,000. This was offset by a decrease in costs and estimated earnings in excess of billings of $403,000.

Net cash used in investing activities was $948,000 in 2018, primarily due to the investment of $899,000 in property, plant and equipment and construction-in-process of production infrastructure of $308,000. Net cash used in investing activities was approximately $1,806,000 in 2017, primarily due to the investment of $1,041,000 in property, plant and equipment and construction-in-process of production infrastructure of $736,000. Net cash used in investing activities was approximately $336,000 in 2016, primarily due to change in restricted deposits, net of $75,000 which was offset by the investment of $411,000 in property, plant and equipment.

Net cash provided by financing activities was $12,798,000 in 2018, reflecting the issuance of Ordinary Shares in a registered direct offering that provided us with net proceeds of $12,252,000, Net cash provided by financing activities was $11,292,000 in 2017, due to issuance of Ordinary Shares and exercise of warrants. This was offset by a decrease in short-term bank credit of $575,000. Net cash provided by financing activities was $5,442,000 in 2016, reflecting net proceeds of $7,096,000, mainly from our transactions with DBSI and The Phoenix Insurance Company Ltd. and its affiliate, offset by net repayment of $2,988,000 of shareholders loans and a decrease in short-term bank credit of $1,841,000.

Discontinued Operations:

Net cash provided by operating activities from discontinued operations was $1,186,000 in 2018. This was primarily due to a decrease in trade receivables of $645,000. Net cash used in operating activities from discontinued operations was $644,000 in 2017. This was primarily due to an increase in trade receivables of $956,000. This was offset by depreciation of $ 391,000. Net cash provided by operating activities from discontinued operations was $298,000 in 2016. This was primarily due to a decrease in inventories of $29,000 and a decrease in trade receivables of $148,000. This was offset by an increase in trade payables of $44,000.

Net cash used in investing activities from discontinued operations was $2,000 in 2018, due to investment of $2,000 in property, plant and equipment. Net cash used in investing activities from discontinued operations was $101,000 in 2017, due to investment of $101,000 in property, plant and equipment. Net cash used in investing activities from discontinued operations was $34,000 in 2016, due to investment of $34,000 in property, plant and equipment.

As a result of the foregoing, at December 31, 2018, we had working capital of $37,840,000 and cash and cash equivalents of $ 20,814,000 as compared to working capital of $25,641,000 and cash and cash equivalents of $12,417,000, at December 31, 2017.

We expect to fund our short-term liquidity needs in 2019, including our obligations under, contractual agreements and any other working capital requirements, from our cash and cash equivalents, and operating cash flow. We project that our current cash and cash equivalents and our expected cash flow from operations, will be sufficient to meet our cash requirements in 2019.

C. Research and Development, Patents and Licenses

Research and Development

Our research and development activities focus on improvements to our existing products, the development of complementary products that would provide continued support for our current customers and would improve our capability to market our products to new customers and keep a competitive edge over our main competitors. In 2018, 2017 and 2016 we incurred $3.1 million, $1.6 million and $0.8 million, respectively, of research and development expenses, net. The majority of these expenses are attributable to the development of our radars. In 2019, we intend to continue and expand our investment in the research and development of new products. As of December 31, 2018, we employed 41 engineers (including 2 sub-contractors) in research and development who concentrate mainly on research and development activities.

The Israel Innovation Authority, or the IIA, encourages research and development by providing grants to Israeli companies, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, as amended. The terms of such grants prohibit the manufacture of the developed products outside of Israel and the transfer of technologies developed using the grants to any person without the prior written consent of the IIA. During recent years, we developed a new radar sensor for APS, partly financed by the IIA. We received royalty bearing grants of $1.138 million from the IIA. Pursuant to applicable Israeli law, we are currently required to pay royalties at the rate of 3% of sales of products developed with certain grants received from the IIA, up to 100% of the amount of such grants, adjusted by the exchange rate with the dollar. As of December 31, 2018, our total obligation for royalty payments, net of royalties paid or accrued was zero.

D. Trend Information

In 2018, our revenues increased by approximately 7% compared to our revenues in 2017.

Our future revenues will, in great measure, be dependent upon the success of our sales and marketing strategy. We are currently focusing our sales efforts on:

●	Military avionics and inertial navigation systems; and

●	Tactical radar systems for force and border protection solutions.

We cannot provide any assurances that we will be successful in meeting our targets in the future. As a result of the unpredictable business environment in which we operate, we are unable to provide any specific guidance as to sales and profitability trends. However, on February 4, 2019 we provided revenues guidance for 2019 of $40 million. If we are unsuccessful in our sales efforts, it is unlikely that we will be able to achieve profitability in the future and we will require additional capital.

E. Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2018 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period
	(U.S. dollars in thousands)
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-term debt obligations	-	-	-	-	-
Operating lease obligations	2,123	838	707	578	-
Total	2,123	838	707	578	-

We have long-term liabilities for severance pay for certain employees that are calculated pursuant to Israeli law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Under Israeli law, employees are entitled to one month’s salary for each year of employment or a portion thereof upon termination of employment in certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. As of December 31, 2018, our severance pay liability was $0.7 million.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Yossi Ben Shalom (2)	62	Executive Chairman of the Board of Directors
Nir Cohen	46	Director
Prof. Alon Dumanis (1)(2)	68	Director
Ben Zion Gruber	60	Director
Israel Livnat (2)	68	Director
Tal Misch Vered(1)	51	External Director
Elan Sigal (1)	51	External Director
Kineret Ya’ari	35	Director
Guy Zur	57	Director
Dov Sella	63	Chief Executive Officer
Avi Israel	54	Chief Financial Officer
Oleg Kiperman	65	Chief Technology Officer
William Watson	55	Chief Executive Officer of RADA Technologies LLC (RTL)
Max Cohen	46	Executive Vice President for the US market

(1)	Member of the Audit and Compensation Committee
(2)	Member of the Business Development Committee

Messrs. Yossi Ben Shalom, Nir Cohen, Israel Livnat, Ben Zion Gruber, and Alon Dumanis, Ms. Kineret Ya’ari and Mr. Guy Zur will serve as directors until our 2019 annual general meeting of shareholders. Ms. Misch and Mr. Sigal serve as our external directors and each currently holds office for three-year terms until October 21, 2021, and August 30, 2019, respectively. On February 21, 2018, Mr. Herzle Bodinger retired as a member of our Board of Directors for personal reasons and on October 21,2018, Ms. Nurit Mor retired as a member of our Board of Directors

Yossi Ben Shalom was appointed as a director of RADA effective as of May 18, 2016 and has served as the Chairman of our Board of Directors since June 14, 2016. Mr. Ben-Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. from 1998 through to 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director on numerous boards of directors, including: NICE Systems Ltd. (NASDAQ: NICE) (computer telephony); Machteshim Agan (chemistry); and Investec Bank. He also participated in the creation of TDA VC fund (a joint venture between Templeton and Tadiran) and was an active Chairman of Scopus – a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Ltd. As such, he currently serves as the Chairman of Pointer Telocation Ltd. (NASDAQ: PNTR) and Chairman of Shagrir Group Car Services Ltd. (TASE: SHGR). Mr. Ben-Shalom also serves as a director of Taldor Computer Systems (1986) Ltd. (TASE: TALD) and several other privately held companies. Mr. Ben-Shalom holds a B.A. degree in Economics and an M.A. degree in Business Management from Tel Aviv University.

Nir Cohen has served as a director of RADA since May 18, 2016. Mr. Cohen serves as Chief Financial Officer of DBSI Investments Ltd. and of its affiliate – Shiraz DS Investments Ltd. As the CFO of both DBSI and Shiraz, Mr. Cohen serves as a director in several public companies: Taldor Computer Systems (1986) Ltd. (TASE: TALD); Pointer Telocation Ltd. (NASDAQ: PNTR); and Shagrir Group Vehicle Services Ltd. (TASE: SHGR). Before joining DBSI, Mr. Cohen served as partner and CFO of Argoquest Holdings, LLC, a privately held U.S.-based investment company specializing in high-tech investments. Prior to joining Argoquest, Mr. Cohen served as a senior associate at Kesselman & Kesselman, an Israeli affiliate of the global accounting firm PricewaterhouseCoopers (PwC). Before joining PwC, Mr. Cohen worked as an auditor for the accounting firm KPMG in Israel. Mr. Cohen holds a B.A. degree in Accounting and Business Management from the College of Management and is a Certified Public Accountant in Israel.

Prof. Alon Dumanis has served as a director of RADA since 2015. Until December 31, 2015, Prof. Dumanis was the Chief Executive Officer of Dumanis Investments Ltd and its affiliates. He is currently chairman of Aposense (TASE-APOS), Managing Partner of Augmentum Ltd., CEO of ACS Air-Cyber Solutions Ltd. and advisory board member of Parazero Ltd. Prof. Dumanis was for 15 years (until 2015) the Chief Executive Officer of Docor International Management Ltd. and the General Manager of Crecor B.V. and Docor International B.V., Dutch investment companies, subsidiaries of The Van-Leer Group Foundation. He was the chairman of Van Leer Xenia (Jerusalem Technology Incubator), XSight Systems, Softlib, DNR Imaging, Clariton Networks, Bondx, and a member of the board directors of Spectronix (TASE-SPCT), Collplant (TASE-CLPT), and a member of the board of directors of other high-tech and bio tech companies in Docor’s investment portfolio. Prof. Dumanis is a former member of the board of directors of El Al Israel Airlines (TASE-LY), Tadiran Communications (TASE-TDCM), Nova Measuring Instruments (NASDAQ-NVMI), Protalix Biotherapeutics (NYSE-PLX) and Inventech Investments Co. Ltd. (TASE-IVTC). Previously, Prof. Dumanis was the Head of the Material Command in the Israel Air Force at the rank of Brigadier General. Prof. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana, USA. Prof. Dumanis is currently a faculty member in Azrieli Jerusalem College of Engineering Jerusalem and serves as the head of the Technological Entrepreneurship graduates’ program. He has managed multi-billion-dollars R&D programs, engineering, security, information technology, logistics and Acquisition, Air-Force infrastructure programs and other projects. He was a member of various notable steering committees for the Minister of Defense and the Israel Defense Forces, Chief of General Staff, for national level strategy, technological road mapping and information technology. Prof. Dumanis has received prizes, honors and awards including the Purdue University “Outstanding Aerospace Engineer of 2001 Award”. He is a chairperson and member of several national steering committees and is the author of many papers published locally and internationally in a number of domains including technology and management. Prof. Dumanis also holds a Doctorate of Philosophy degree in Aerospace Engineering from Purdue University.

Ben Zion Gruber has served as a director of RADA since June 2002. Mr. Gruber is a founder and manager of several real estate and construction companies and an entrepreneur involved in several hi-tech companies. Mr. Gruber is a Br. General (Res.) of the IDF serving today as deputy commander of an armored division. Mr. Gruber is a member of the Board of Employment Service of the government of Israel. He also serves on the board of R. Riskin Ohr Tora institutions and the board of Har Etzyun Yeshiva, board of Hertzog College, Association of Friends of Kefar Shaul Hospital. Mr. Gruber serves on the Ethics Committees of the Eitanim and Kefar Shaul Hospitals as well as a director of several other charitable organizations. Mr. Gruber holds a B.Sc. degree in Engineering of Microcomputers from JCT Jerusalem College of Technology. In addition, Mr. Gruber is a graduate of a summer course in Business Administration at Harvard University, as well as several other courses and training in management, finance and entrepreneurship.

Israel Livnat has served as a director of RADA since May 18, 2016. Mr. Livnat was the founder and Chairman of Anteo WW AG, which developed a software platform for physical-security, cyber-security safety and other business continuity applications. Mr. Livnat serves as a director on the board of Mobilicom Ltd., a provider of advanced communication solutions. He serves also as Director at Urban Aeronautics Leader in developing a compact VTOL vehicle with no exposed rotors that is tailored to meet FAA requirements for powered lift vehicles and is also capable of flying and operating inside complex urban and natural environment. Mr. Livnat was the President of the Security Group at Nice Systems Ltd. from May 2006 until August 2011. Prior to joining NICE and from 2001, he served as the President and CEO of Elta Systems Ltd., the leading defense company in Israel for radar, signal intelligence and communication systems. Prior to his position with Elta, Mr. Livnat headed the MLM division of Israeli Aircraft Industries, leading the development of the Arrow weapons system, the Israeli Shavit satellite launcher and other airborne command and control systems. Before that he was VP Engineering of the MLM division and director for hardware engineering at Daisy Systems of Mountain View, California, a leading developer of hardware and software for large computer-embedded systems. Mr. Livnat holds a B.Sc. degree and a M.Sc. degree in Electrical Engineering from the Technion-Israel Institute of Technology, and an Executive MBA degree from Stanford University, California. He was awarded the prestigious Israeli Industry Prize for 2004.

Tal Misch Vered has served as an external directors of RADA since October 2018 Ms. Misch has served as an external director of Telsys Ltd., an Israeli company whose shares are traded on the TASE (since 2016), A.D.O. group, an Israeli company whose shares are traded on the TASE (since 2018), the company for the Management of the Provident Fund of Ovdei Hamedina (since 2016), a government fund, Mardechai Aviv Building Industries (1973) Ltd., an Israeli public company whose shares are traded on the TASE (since 2016), Medi Power (Overseas) Ltd., an Israeli company whose shares are traded on the TASE (since 2015), and Opal Balance Ltd., an Israeli company whose shares are traded on the TASE (since 2012). In addition, Ms. Misch served as a director of Roots Sustainable Agricultural Technologies Ltd. an Israeli company whose shares are traded in Australia (since 2017-2018), Semicom Industries Ltd. an Israeli public company (from 2013 to 2014), Arazim Investments Ltd. an Israeli public company (from 2011 to 2014), Ligad Investment and Building Ltd., an Israeli public company (from 2012 to2013), Karden Automobiles Ltd., an Israeli public company (from 2004 to2005) and Keshet Broadcast Ltd., an Israeli private company (from 2003 to 2004). Between 2006 and 2014, Ms. Misch served as the co-CEO of Gmul Residential Real Estate Ltd, an Israeli public company. Prior to that, from 2004 to 2007 Ms. Misch served as the CFO of Gmul Investment Ltd. an Israeli public company. Prior to that, Ms. Misch served in various managerial and professional positions, including as a certified public accountant in Broyde KPMG & Co. Ms. Misch is a CPA and a member of the Israeli Accountants Council as well as a licensed real estate appraiser. Ms. Misch has a B.A. degree in Economics and Accounting, and an M.A. degree in Philosophy, Science and Digital Culture, from Tel Aviv University.

Elan Sigal has served as an external director of RADA since August 2013. From January 2013 to August 2017, Mr. Sigal served as the Chief Financial Officer of Landa Corporation (Israel), an Israeli company that develops printing systems with proprietary nanography technology for the commercial market. Between January 2008 and December 2012, Mr. Sigal was the Chief Financial Officer of Objet Geometries Ltd., an Israeli company that is engaged in the design, development and manufacture of 3D printers. Between 2004 and December 2007, Mr. Sigal served as the Chief Financial Officer of our company. From May 2000 to December 2003, Mr. Sigal worked as a management consultant in the London office of McKinsey & Co., a leading global management consulting firm. For ten years Mr. Sigal served as a fighter pilot in the Israeli Air Force. Mr. Sigal holds a B.A. degree in Economics from Tel Aviv University.

Kineret Ya’ari has served as a director of RADA since May 18, 2016. Mrs. Ya’ari serves as an analyst and economist at DBSI Investments Ltd. Mrs. Ya’ari also serves as a director of Taldor Computer Systems (1986) Ltd. (TASE: TALD) and Shagrir Group Vehicle Services Ltd. (TASE: SHGR). Before joining DBSI Investments, Mrs. Ya’ari served as a senior business analyst at Giza-Singer-Even, a financial advisory and investment banking firm in Israel. Mrs. Ya’ari holds a B.A. degree in Economics and Management and an M.B.A. degree in Accounting and Finance from Tel Aviv University.

Guy Zur has served as a director of RADA since March 27, 2017. Mr. Zur joined the IDF in 1980 and served in the military until 2016 in a variety of positions retiring with the rank of Major General. Mr. Zur served as the commander of the Ground Forces from 2013 until 2016. Between 2010 and 2013, Mr. Zur served as the Head of the IDF Planning Division. Between 2007 and 2010, Mr. Zur served as the commander of the National Training Center for Ground Trainings (NTC). Mr. Zur is currently the CEO of some Taavura Group subsidiaries, one of the largest logistics and transportation conglomerates in Israel, as well as a technology entrepreneur. Mr. Zur holds an M.B.A. degree from Be’er Sheva University, a Bc.S. degree in Mechanical Engineering from Tel Aviv University, and is an alumnus of the Royal College of Defense Studies, London.

Dov Sella has served as our Chief Executive Officer since November 2016 and previously, since July 2007, served as our chief business development officer. Prior to that and from January 2003, Mr. Sella served as our chief operating officer. Mr. Sella has over 20 years of senior management and product development experience. From 1982 until 1997, Mr. Sella worked for Elbit Systems Ltd., a leading Israeli defense contractor. Among his positions at Elbit, he served as director of programs, director of avionics engineering and director of business development. Between 1997 and 2000, Mr. Sella served as executive vice president and vice president of business development and vice president of research and development of UltraGuide Ltd., a medical devices start-up. During the three years prior to joining our company, Mr. Sella was the president of NeuroVision Inc., a medical technology start-up. Mr. Sella has a B.Sc. degree (cum laude) in Computer Engineering from the Technion - Israeli Institute of Technology. Mr. Sella served as a fighter aircraft navigator in the IAF.

Avi Israel has served as our Chief Financial Officer since November 2017. Prior to that and since 2014, Mr. Israel has served as the CEO of Logisticare Ltd., a leading Israeli private company providing third-party logistics and supply chain services. Between 2010 and 2013, Mr. Israel served as the CEO of Brimag Communication Ltd., the Israeli importer and distributor of mobile phones and other cellular products manufactured by LG Electronics. Prior to that and since 2004, Mr. Israel served in several positions (including Deputy CEO and Finance Director) of Telit Communications PLC., an IoT (Internet of Things) company listed on AIM in London. Between 1996 and 2004, Mr. Israel served in several positions in the Formula Systems Group, as the VP M&A in charge of the international operations of Matrix Ltd. (TASE: MTRX), one of Israel’s largest software solutions companies, as well as the CFO of New Applicom Ltd., an Israeli software company that merged with Matrix. Prior to that and since 1992, Mr. Israel acted as the CFO of Burford International Application Ltd in the United Kingdom. Between 1989 and 1992, Mr. Israel was a certified public accountant with Almagor & Co, (today Deloitte Israel). Mr. Israel also served between the years 2011-2017 as an external director of Analyst Portfolio Management Ltd. and between 2004 and 2010 as an external director of Semicom Industries Ltd. Currently, Mr. Israel is also an external director of Or Shay Ltd., whose bonds are traded on the TASE. Mr. Israel has a B.A. degree in Economics and Accounting and an M.B.A. degree, both from Bar-Ilan University in Israel. Mr. Israel is a CPA and a member of the Israeli Accountants Council.

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

William Watson has served as the Chief Executive Officer of RADA Technologies LLC (RTL) since March 2018. Mr. Watson has over 30 years of experience in product and business development experience in the defense market. Prior to joining RADA, Mr. Watson was responsible for worldwide sales and business development for L3 Technologies, GCS between 2017 and 2018. Mr. Watson also developed a worldwide sales team for Safran Vectronix in 2015-2016. Prior he spent 27 years with DRS Technologies, a major US defense contractor, in a variety of roles including P&L responsibilities as VP, Radar & Communication Systems; and also VP, Naval C4 Systems. During his tenure with DRS, Mr. Watson also held leadership positions in Program Management, Engineering and Business Operations. Mr. Watson has an M.B.A. degree in Business Administration and Management from Long Island University (C.W. Post) and also a Bachelor of Engineering degree (BEng) in Mechanical Engineering from the State University of New York (Stony Brook).

Max Cohen has served as our Executive Vice President for the US market, since May 2018. In August 2018, Mr. Cohen relocated to the U.S. Mr. Cohen retired from the Israeli Defense Forces (IDF) in March 2018 as a Lieutenant Colonel (LTC) after 26 Years of service. Since his retirement, Mr. Cohen together with his partners, founded FLYON Aerosystems Ltd., a start-up company engaged in the development of a new commercial flying platform. Mr. Cohen initiate and led major program during his services in the IDF. From 2004 until 2017 as the head of the Sky Picture Department in the IAF, Mr. Cohen led the development of the air picture command and control systems (C2) and the air picture Radars. During this period Mr. Cohen initiated a comprehensive national program to deal with the emerging threat of the quadcopters. Mr. Cohen has a BSc in Electrical and Computer Engineering from Ben-Gurion University during which he published two papers on multispectral imaging at the SPIE - the international society for optics and photonics. He also finished all the required courses for a MSc degree in electrical engineering from Tel-Aviv University.

B. Compensation

The following table includes information for the year ended December 31, 2018 concerning the five (5) most highly compensated executive officers of our company, (the figures below reflect the applicable cost of employment on an annual basis):

	Dov Sella[1]	Oleg Kiperman	Bill Watson	Avi Israel	Max Cohen
Annual salary cost and other benefits ($)[2]	379,719	309,141	308,156	275,076	267,240
Non-cash employees’ options compensation cost for 2018 ($)[3]	403,786	59,488	34,136	98,755	13,654
Total ($)	783,505	368,629	342,292	373,831	280,894

(1)	In January 2017, our shareholders approved a new employment agreement with our Chief Executive Officer, Mr. Dov Sella, who had previously served as our Chief Business Development Officer. From January 2017 until December 31, 2018 Mr. Sella received a monthly gross base salary of NIS 75,000. In addition to the options to purchase 131,250 Ordinary Shares that were granted to him on June 14, 2016, our shareholders approved an additional grant of options to Mr. Sella as follows: (i) options to purchase 68,750 Ordinary Shares at an exercise price of $1.16 per ordinary share that vested ratably over a period of four (4) years and (ii) options to purchase 150,000 Ordinary Shares at an exercise price of $1.16 per ordinary share that will vest immediately instead of 99 vacation days that had accrued and were redeemable by Mr. Sella. In November 2017, our shareholders approved the grant of additional options to Mr. Sella as follows: options to purchase 500,000 Ordinary Shares at an exercise price of $2.96 per shares that vest ratably over a period of four (4) years. In June 2018, our shareholders approved the grant of additional options to Mr. Sella as follows: options to purchase 500,000 Ordinary Shares at an exercise price of $2.32 per shares that vest over a period of four (4) years as follows: 25% will vest at the first anniversary of the grant date and the balance shall vest in 12 equal and consecutive quarterly installments. In addition, on January 16, 2019 our shareholder approved an increase of the monthly base-salary payable to Mr. Sella, effective as of January 1, 2019 to NIS100,000 as well an additional bonus payment (not exceeding 6 base salaries) that are conditioned upon the Company and Mr. Sella satisfying certain measurable business and quantitative milestones.

(2)	Includes the gross salary of the five (5) most highly compensated executive officers plus payments of (i) salary bonus; (ii) social benefits such as payments for savings funds, education funds, pension, severance, insurances, social security; and (iii) general benefits such as company car (including maintenance and gas) and cell phone; and (iv) option compensation and other benefits pursuant to our company’s policy.

(3)	Option compensation pursuant to our company’s policy.

Mr. Yossi Ben Shalom has served as the Executive Chairman of our Board of Directors since May 18, 2016. In January 2017, our shareholders approved that in addition to the directors’ fees to be paid to all of our directors commencing as of January 1, 2017, we would pay DBSI a monthly payment of NIS 17,500 (approximately $4,600) for time devoted by Mr. Ben Shalom to such position. As of 2017, the first calendar year in which our consolidated audited financial statements reflect net income (before taxes), the additional monthly payment was increased to NIS 35,000 (approximately $10,000).

Mr. Israel Livnat has served as a member of our Board of Directors since May 18, 2016. In January 2017, our shareholders approved a new engagement letter with Mr. Livnat, pursuant to which he is entitled to receive a commission of 2.5% of the net revenues received by our company with respect to specific transactions introduced to us by Mr. Livnat, subject to a detailed agreement to be entered into by Mr. Livnat and the company and the prior approval of any such transaction by the Audit Committee. To date, no such transactions were introduced.

Mr. Guy Zur has served as a member of our Board of Directors since March 27, 2017. In June 2018, our shareholders approved a consulting agreement with Mr. Zur, pursuant to which he is entitled to receive, in addition to his directors' fees, a monthly retainer of NIS 10,000 payable as of January 1, 2018 for business development consulting services. Pursuant to the consultancy agreement with Mr. Zur, both Mr. Zur and the Company may terminate the engagement with or without reason by giving 30 days’ prior notice. In 2018 Mr. Zur received $33 thousand for his consulting services from the Company.

During the year ended December 31, 2018, the aggregate compensation paid to our above-mentioned executive officers and directors as a group was approximately $2,267,832. As of December 31, 2018, the aggregate amount set aside or accrued for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers was approximately $307,206.

During the year ended December 31, 2018, we paid each of our external directors a per-meeting attendance fee of NIS 1,859 (approximately $500) and an annual fee of NIS 29,239 (approximately $7,801).

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

Election of Directors

Our Articles of Association provide for a board of directors consisting no less than four (4) and no more than twelve (12) members, or such other number as may be determined from time to time at a general meeting of shareholders. All the directors in the company must be qualified to serve as a director and the time required for such position, taking into consideration the type and size of the company and the scope and complexity of its operation. The directors must provide the electing general meeting with a detailed declaration as to the compliance with the above-listed requirements. Our board of directors is currently composed of nine (9) directors.

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

Our board of directors has determined that Ms. Misch, Mr. Sigal, Mr. Dumanis and Mr. Zur qualify as independent directors under the SEC and NASDAQ requirements and that Ms. Misch, Mr. Sigal and Mr. Dumanis qualify as independent directors under the Israeli Companies Law requirements.

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

The current members of our audit and compensation committee are Ms. Tal Misch Vered, Mr. Elan Sigal and Prof. Alon Dumanis, each of whom satisfies the “independence” requirements of both the SEC and NASDAQ. We also comply with Israeli law requirements for audit committee members. The audit committee meets at least once each quarter.

Compensation Committee. Our Board of Directors is required to appoint a compensation committee, whose role is to: (i) recommend to the board on a compensation policy for office holders and to recommend to the board, once every three years, on the approval of the continued validity of the compensation policy that was determined for a period exceeding three years; (ii) recommend an update the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve the Terms of Service and Employment of Office Holders that require the committee’s approval; and (iv) exempt a transaction from the requirement for shareholders’ approval. The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company. Under Israeli law, our compensation committee must consist of no less than three members, including all of our external directors (who must constitute a majority of its members of the committee), and the remainder of the members of the compensation committee must be directors whose terms of service and employment were determined pursuant to the applicable regulations. The same restrictions on the actions and membership in the audit committee apply to the compensation committee with respect to, among other things, the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee. Our board of directors established a compensation committee composed of Ms. Tal Misch Vered, Mr. Elan Sigal and Prof. Alon Dumanis. In August 2016, our shareholders approved an updated compensation policy for an additional period of three years.

Business Development Committee. In November 2016, our Board of Directors established a Business Development Committee whose role is to review and make recommendations to the Board of Directors with respect to business development strategies, plans and targets. The Business Development Committee is composed of Messrs. Yossi Ben Shalom, Israel Livnat and Prof. Alon Dumanis.

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

Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders

The Israeli Companies Law requires that an office holder promptly and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have, and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

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

D. Employees

As of December 31, 2018, we employed 117 persons, of whom 41 persons were employed in research, development and engineering, 57 persons in manufacturing and logistics, 8 persons in sales and marketing, and 11 persons in administration, management and finance. All of these employees are located in Israel. In addition, RTL employed 9 persons, of whom 3 persons were employed in research and development, 1 person in logistics and engineering, 2 persons in sales and marketing, and 3 persons in administration, management and finance. All of these employees are located in the U.S.

As of December 31, 2017, we employed 112 persons, of whom 38 persons were employed in research, development and engineering, 60 persons in manufacturing and logistics, 5 persons in sales and marketing, and 9 persons in administration, management and finance. All of these employees were located in Israel. In addition, CACS, our subsidiary at that time, employed 17 persons in China.

As of December 31, 2016, we employed 93 persons, of whom 35 persons were employed in research, development and engineering, 48 persons in manufacturing and logistics, 3 persons in sales and marketing, and 7 persons in administration, management and finance. All of these employees were located in Israel. In addition, CACS, our subsidiary at that time, employed 16 persons in China.

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

E.	Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 29, 2019 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares or Options Beneficially Owned (1)	Percentage of Ownership (2)
Yossi Ben Shalom (3)	9,547,088	25.1%
Nir Cohen	-	-
Alon Dumanis	-	-
Ben Zion Gruber	-	-
Israel Livnat	-	-
Tal Misch Vered	-	-
Elan Sigal	-	-
Kineret Ya’ari	-	-
Guy Zur	-	-
Dov Sella	500,000	1.3%
Avi Israel	75,000	*
Oleg Kiperman	84,813	*
Bill Watson	-	*
Max Cohen	-	*
All directors and executive officers as a group (13 persons)	707,063	1.8%

* Less than 1%

Except as otherwise indicated, the business address of all directors and executive officers is c/o RADA Electronic Industries Ltd., 7 Giborei Israel Street, Netanya, 4250407, Israel.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 38,067,024 Ordinary Shares issued and outstanding as of March 29, 2019.

(3)	Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI may be deemed to control DBSI and consequently share the beneficial ownership of the 9,547,088 Ordinary Shares of the company beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd., or BRYN. Mr. Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (collectively referred to as the Dotans). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which the Dotans would be entitled by virtue of their shareholdings in BRYN, with the exception of the disposition of such shares. According to the terms of the power of attorney, the Dotans are required to give notice of not less than 90 days to (i) revoke the power of attorney, thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information as of March 29, 2019, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our Ordinary Shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
DBSI Investments Ltd. (3) (4)	9,547,088	25.1%
Yelin Lapidot Holdings Management Ltd. (5)	3,113,873	8.32%
Psagot Investment House Ltd. (6)	2,424,883	6.4%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options and notes currently exercisable or convertible or exercisable or convertible within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 38,067,024 Ordinary Shares issued and outstanding as of March 29, 2019.

(3)	As reported by DBSI in its latest Schedule 13D/A, dated January 29, 2019, it is currently the beneficial owner of 9,547,088 Ordinary Shares, constituting 25.1% of our issued and outstanding Ordinary Shares.

(4)	Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI may be deemed to control DBSI and consequently share the beneficial ownership of the 9,547,088 Ordinary Shares of the company beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd., or BRYN. Mr. Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (collectively referred to as the Dotans). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which the Dotans would be entitled by virtue of their shareholdings in BRYN, with the exception of the disposition of such shares. According to the terms of the power of attorney, the Dotans are required to give notice of not less than 90 days to (i) revoke the power of attorney, thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.

(5)	Based on the Schedule 13G/A filed by Yelin Lapidot Holdings Management Ltd. jointly with Yelin Lapidot Mutual Funds Management Ltd. and Messrs. Dov Yelin, Yair Lapidot with the SEC on February 11, 2019. The address of Yelin Lapidot is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(6)	Based on the Schedule 13G/A filed on February 25, 2019 by Psagot Investment House Ltd. jointly with Ordinary Shares owned by portfolio accounts managed by Psagot Securities Ltd and Ordinary Shares owned by portfolio accounts managed by owned by provident funds and pension funds managed by Psagot Provident Funds and Pension Ltd. and Ordinary Shares owned Psagot Index Funds Ltd managed by Psagot Index Funds Ltd. (all are wholly-owned subsidiary of Psagot Investment House Ltd.). The address of Psagot Investment House Ltd. is 14 Ahad Ha’am Street, Tel Aviv 65142, Israel.

Significant Changes in the Ownership of Major Shareholders

In 2016, DBSI purchased 8,510,638 newly issued Ordinary Shares as well as warrants to purchase up to 4,255,319 shares, at an exercise price of $0.47 per share, exercisable within 24 months following the closing on May 18, 2016, and warrants to purchase up to 3,636,363 shares, at an exercise price of $0.55 per share exercisable within 48 months, as well as the right to acquire additional Ordinary Shares pursuant to the conversion of a $3,175,000 convertible loan. These holdings amounted to the beneficial ownership 67.4% of our Ordinary Shares at that time. On June 15, 2016, DBSI purchased the $3,175,000 convertible note at the request of a special, independent committee of our board of directors and subsequently converted the loan into 1,322,917 Ordinary Shares, reflecting a conversion price of $2.40 per share.

DBSI has since regularly reported on Form 13D/A sales of our Ordinary Shares and of exercises of warrants. On January 25, 2017, DBSI reported that it had sold an aggregate of 1,402,389 additional Ordinary Shares and that it had exercised warrants to purchase 531,915 Ordinary Shares. The aggregate impact of these transactions reduced DBSI’s beneficial ownership from 61.3% to 56.0%. As of December 31, 2017, DBSI held 9,327,088 Ordinary Shares and as of December 31, 2018, DBSI held 9,001,634 Ordinary Shares. On January 2019, our shareholders approved in a private placement the issuance of 545,454 Ordinary Shares to DBSI, reflecting a price per share of $2.75. On January 29, 2019 DBSI reported on Schedule 13D/A that it holds 9,547,088 Ordinary Shares, constituting 25.1% of our issued and outstanding Ordinary Shares.

On February 8, 2017, Yelin Lapidot Holdings Management Ltd., jointly with Messrs. Dov Yelin and Yair Lapidot, filed a Schedule 13G/A with the SEC reflecting ownership of 1,790,284, or 4.04%, of our ordinary shares as of December 31, 2016. On September 5, 2017, Yelin Lapidot filed a Schedule 13G/A with the SEC reflecting ownership of 1,620,000 , or 5.55%, of our Ordinary Shares. On January 31, 2018, Yelin Lapidot filed a Schedule 13G/A with the SEC reflecting ownership of 1,663,942, or 5.55%, of our Ordinary Shares as of December 31, 2017. On February 11, 2019, Yelin Lapidot filed a Schedule 13G/A with the SEC reflecting ownership of 3,113,873, or 8.30%, of our Ordinary Shares as of December 31, 2018.

On January 19, 2017, Sphera Capital Ltd., an investment management company for Sphera Small Cap Fund Ltd., and the portfolio manager of Sphera Capital, Mr. Ron Senator, reported that they purchased 1,260,504 ordinary shares of our company for a total beneficial ownership of 6.78% of our company. On February 13, 2018, Sphera reported on Schedule 13/G that it owns 973,032, or 3.25%, of our Ordinary Shares. As of December 31, 2018, Sphera Capital Ltd. held less than 5% of our Ordinary Shares.

On August 23, 2017, the Phoenix Insurance Company Ltd. and its affiliate, Shotfut-Menayot-Israel-HaPhoenix Amitim Ltd., reported that it held 1,904,762, or 8.97%, of our Ordinary Shares as of December 31, 2016. On August 28, 2017, the Phoenix Insurance Company reported that it held 2,601,418, or 11.20%, of our Ordinary Shares. On December 27, 2017, it reported that it held 1,455,870, or 4.86%, of our Ordinary Shares. As of December 31, 2018, the Phoenix Insurance Company Ltd. and its affiliate, Shotfut-Menayot-Israel-HaPhoenix Amitim Ltd. held less than 5% of our Ordinary Shares.

On August 8, 2016, Mr. Howard Yeung reported that the secured convertible notes in the amount of $3,000,000 issued to him on December 10, 2007 were fully repaid on June 16, 2016, which reduced Mr. Yeung’s holdings on a beneficial basis, taking into account the termination of the conversion feature of the note. In addition, the issuance of 8,510,638 ordinary shares to DBSI Investments Ltd. in a transaction which closed on May 18, 2016, significantly diluted Mr. Yeung’s holdings to 10.85% based on 16,460,120 Ordinary Shares issued and outstanding as of June 14, 2016. As a result of subsequent issuances of Ordinary Shares by the Company, as of December 31, 2018, Mr. Yeung held less than 5% of our Ordinary Shares.

On January 7, 2019, Psagot Investment House Ltd. jointly with Psagot Securities Ltd and Psagot Provident Funds and Pension Ltd. and Psagot Index Funds Ltd. (all are wholly-owned subsidiaries of Psagot Investment House Ltd.) filed a Schedule 13G with the SEC reflecting ownership of 2,423,326, or 6.46%, of our Ordinary Shares. On February 19, 2019 Psagot filed a Schedule 13G/A, reflecting ownership of 2,424,883, or 6.46%, of our Ordinary Shares as of December 31, 2018.

Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by American Stock Transfer & Trust Company, our transfer agent, as of March 26, 2019, there were 70 holders of record of our Ordinary Shares, of which 61 record holders holding approximately 75% of our Ordinary Shares had registered addresses in the U.S., including banks, brokers and nominees. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these Ordinary Shares were held of record by banks, brokers or other nominees.

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

DBSI also granted our Company an option, exercisable either by us or DBSI, for us to receive a convertible loan in the principal amount of up to $3,175,000 solely for the purpose of the repayment of outstanding shareholders’ debt. We exercised such option in June 2016. In August 2017, DBSI converted the entire principal loan into 1,322,917 Ordinary Shares reflecting a conversion price of $2.40 per share.

On January 2019 our shareholders approved the issuance of additions 545,454 Ordinary Shares to DBSI, at a price per share of $2.75 and approximately $1.5 million in the aggregate.

Form F-3 Registration Statements

Pursuant to the registration rights agreements we entered into with DBSI in 2016 and 2017, we filed Registration Statements on Form F-3 with the SEC on June 15, 2016, March 27, 2017, September 1, 2017, and on August 10, 2018, for the public resale by DBSI of up to 2,649,828, 4,351,568, 3,549,071 and 6,133,564 Ordinary Shares, respectively, giving effect to a reverse split effected on September 13, 2016.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Export Sales

Export sales constitute a significant portion of our sales. In 2018, we had approximately $17.6 million of export sales, constituting approximately 63% of our total sales. For further information regarding the allocation of our revenues by geographic region see Item 4 – “Information on the Company-Markets.”

Legal Proceedings

Currently, we are not a party to any material legal proceedings; however, from time to time we are involved in legal proceedings arising from the operation of our business. Based on the advice of our legal counsel, management believes such current proceedings, if any, will not have a material adverse effect on our financial position or results of operations.

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

B. Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2018.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our capital consists of Ordinary Shares, which are traded on the NASDAQ Capital Market under the symbol “RADA”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are traded on the NASDAQ Capital Market under the symbol “RADA”.

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

Rights Attached to Shares

Our authorized share capital consists of 100,000,000 Ordinary Shares of a nominal value of NIS 0.03 each. All outstanding Ordinary Shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

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

Provisions Restricting Change in Control of Our Company

The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such board’s confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Generally, under the Israeli Companies Law, our articles of association are deemed to include a requirement that such merger be approved by a special resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder. For purposes of the shareholders’ approval, the merger shall not be deemed as granted, unless the court determines otherwise, if it is not supported by the majority of the shares represented at the general meeting, other than those shares that are held by the other party to the merger or by any shareholder holding 25% or more of the outstanding share capital of the company or the right to appoint 25% or more of the members of the board of directors. The Israeli Companies Law also provides that an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company. An acquisition of shares of a public company must also be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company. These requirements do not apply if the acquisition (i) was made through a private placement that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company. The special tender offer must be extended to all shareholders, but the offer may include explicit limitations allowing the offeror not to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The special tender offer may be effected only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

E Taxation

The following is a discussion of Israeli and U.S. tax consequences material to us and our shareholders. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

Holders of our Ordinary Shares should consult their own tax advisors as to the U.S., Israeli or other tax consequences of the purchase, ownership and disposition of Ordinary Shares, including, in particular, the effect of any foreign, state or local taxes.

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

General Corporate Tax Rate

Generally, Israeli companies were subject to corporate tax on taxable income and capital gains at the rate of 23%, 24% and 25% for the tax years 2018, 2017 and 2016, respectively.

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

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 25% for a corporation in 2012, 25% in 2013, 26.5% in 2014 and 2015, 25% in 2016 and 24% in 2017 and thereafter) and a marginal tax rate of up to 48% for an individual in 2012 and thereafter. In 2014, an additional tax liability of 3% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 640,000.

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

Passive Foreign Investment Companies

We may have been a PFIC for U.S. federal income tax purposes for the 2018 taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned Ordinary Shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of Ordinary Shares would be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our Ordinary Shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election or a QEF election) may be available to U.S. Holders and may result in alternative tax treatment. U.S. Holders should consult their tax advisors as to the availability and consequences of a mark-to-market election or a QEF election with respect to their Ordinary Shares.

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

Foreign Currency Exchange Risk

The depreciation of the NIS against the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). As of December 31, 2018, we had liabilities payable in NIS which are not linked to the dollar in the amount of $5.5 million and cash and receivables in the amount of $5.2 million denominated in NIS. Accordingly, 1% appreciation of the NIS against the dollar would increase our financing expenses by approximately $3,000. A 1% depreciation of the NIS against the dollar would decrease our financing expenses by the same amount. However, the amount of liabilities payable and/or cash and receivables in NIS is likely to change from time to time.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2018, our internal control over financial reporting is effective.

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

	Year Ended December 31
Services Rendered:	2017	2018
Audit (1)	$97,300	$93,273
Audit-related (2)	$12,000	$15,938
Tax (3)	$5,000	$21,109
Total (2)	$114,300	$130,320

(1)	Audit fees are the aggregate fees for the audit of our consolidated annual financial statements and quarterly reviewed reports. It also includes fees billed for accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independence auditor including SEC filings, comfort letters, consents and comment letters in connection with regulatory filings.

(3)	Tax fees are the aggregate fees billed for professional services rendered for tax compliance and tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

EY Israel and other EY affiliates did not bill the company for services other than the fees described above for fiscal year 2018 or fiscal year 2017.

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

Issuer Purchase of Equity Securities

Neither we, nor any “affiliated purchaser” of our company, has repurchased any of our securities during 2018.

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

We have notified NASDAQ pursuant to Rule 5615(a) (3), that we do not comply with the following Rules and instead follow Israeli law and practice in respect of such Rules:

●	The Rule requiring maintaining a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, under Israeli law and practice, we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors. In addition, in accordance with the rules of the SEC and NASDAQ, we have the mandated three independent directors, as defined by the rules of the SEC and NASDAQ, on our audit committee. See above in Item 6C. “Directors, Senior Management and Employees - Board Practices Outside and Independent Directors.”

●	The Rule requiring that our independent directors have regularly scheduled meetings at which only independent directors are present: instead, we follow Israeli law according to which independent directors are not required to hold executive sessions.

●	The Rule regarding independent director oversight of director nominations process for directors. Instead, we follow Israeli law and practice according to which our board of directors recommends directors for election by our shareholders. See above Item 6C. “Directors, Senior Management and Employees - Board Practices - Election of Directors.”

●	The requirement to obtain shareholder approval for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Under Israeli law and practice, the approval of the board of directors is required for the establishment or amendment of equity-based compensation plans and private placements. Under Israeli regulations, Israeli companies whose shares have been publicly offered only outside of Israel or are listed for trade only on an exchange outside of Israel, such as our company, are exempt from the Israeli law requirement to obtain shareholder approval for private placements of a 20% or more interest in the company. For the approvals and procedures required under Israeli law and practice for an issuance that will result in a change of control of the company and acquisitions of the stock or assets of another company, see Item 6C “Directors, Senior Management and Employee - Board Practices - Approval of Related Party Transactions Under Israeli Law - Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders” and Item 10B “Additional Information - Memorandum and Articles of Association - Provisions Restricting Change in Control of Our Company.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant(2)

2.1	Specimen of Share Certificate(3)

4.1	Compensation Policy of Office Holders (August 31, 2016) (4)

4.10	Form of Indemnification Agreement of the Registrant with its officers and directors (5)

4.11	Ordinary Shares Purchase Form (August 2017) (6)

4.12	Ordinary Shares Purchase Form (November 2018) (7)

4.13	2015 Share Option Plan (8)

8.1	List of Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Calculation Linkbase Document.

101.LAB	XBRL Taxonomy Label Linkbase Document.

101.PRE	XBRL Taxonomy Presentation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

(1)	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

(2)	Filed as Annex A to our Proxy Statement on Form 6-K furnished on April 4, 2016 and incorporated herein by reference.

(3)	Filed as Exhibit 2.1 to our Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated herein by reference.

(4)	Filed as Exhibit A to Exhibit 99.1 to our Proxy Statement on Form 6-K furnished on July 27, 2016 and incorporated herein by reference.

(5)	Filed as an Annex B to our Proxy Statement on Form 6-K furnished on April 4, 2016 and incorporated herein by reference.

(6)	Filed as Exhibit 99.1 to our Report on Form 6-K furnished on August 21, 2017 and incorporated herein by reference.

(7)	Filed as Exhibit 4.1 to our Report on Form 6-K furnished on November 28, 2018 and incorporated herein by reference.
(8)	Filed as Exhibit 4.3 to Registration Statement on Form S-8 filed on August 24, 2016 and incorporated herein by reference.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of RADA ELECTRONIC INDUSTRIES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RADA Electronic Industries Ltd. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017 and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kost Forer Gabbay and Kasierer

Kost Forer Gabbay & Kasierer,

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2003.

Tel-Aviv, Israel

April 1, 2019

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2018	2017

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$20,814	$12,417
Restricted deposits	422	322
Trade receivables (net of allowance for doubtful accounts of $2 at December 31, 2018 $14 at December 31, 2017)	13,382	7,286
Costs and estimated earnings in excess of billings on uncompleted contracts (Note 3)	-	995
Contract assets (Note 3)	899	-
Other accounts receivable and prepaid expenses (Note 4)	506	330
Inventories, net (Note 5)	11,244	7,910
Current assets related to discontinued operations	1,524	2,468

Total current assets	48,791	31,728

LONG-TERM ASSETS:
Long-term receivables and other deposits	79	68
Property, plant and equipment, net (Note 6)	4,632	3,915
Long-term assets related to discontinued operations	-	319

Total long-term assets	4,711	4,302

Total assets	$53,502	$36,030

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2018	2017

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$5,650	$2,904
Other accounts payable and accrued expenses (Note 7)	3,842	2,814
Advances from customers	727	41
Contract liabilities (Note 3)	366	-
Current liabilities related to discontinued operations	366	328

Total current liabilities	10,951	6,087

LONG-TERM LIABILITIES:

Accrued severance pay and other long term liability	690	758

Total long-term liabilities	690	758

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

EQUITY:
Share capital (Note 9) -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares and 37,500,000 shares at December 31, 2018 and at December 31, 2017 respectively; Issued and outstanding: 37,516,891 and 31,392,040 at December 31, 2018 and at December 31, 2017 respectively.	386	335
Additional paid-in capital	118,568	104,923
Accumulated other comprehensive income	220	392
Accumulated deficit	(76,961)	(77,124)

Total RADA Electronic Industries shareholders’ equity	42,213	28,526
Non-controlling interest	(352)	659

Total equity	41,861	29,185

Total liabilities and equity	$53,502	$36,030

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2018	2017	2016
Revenues:
Products	$26,909	$25,010	$11,663
Services	1,123	1,172	1,158
	28,032	26,182	12,821
Cost of revenues:
Products	17,771	17,807	10,594
Services	143	112	785
	17,914	17,919	11,379
Gross profit	10,118	8,263	1,442
Operating costs and expenses:
Research and development, net	3,092	1,575	758
Marketing and selling	2,860	2,137	2,269
General and administrative	4,001	2,568	1,814
Net loss from sale of fixed asset	103	-	-

Total operating costs and expenses	10,056	6,280	4,841

Operating income (loss)	62	1,983	(3,399)

Financial (expenses) income, net (Note 11)	119	(156)	(1,521)

Net income (loss) from continuing operations	181	1,827	(4,920)

Net income (loss) from discontinued operations	(404)	515	13

Net income (loss)	$(223)	$2,342	$(4,907)
Net income (loss) attributable to non-controlling interest	(386)	103	3
Net income (loss) attributable to RADA Electronic Industries’ shareholders	163	2,239	(4,910)

Basic net income (loss) from continuing operations per Ordinary share	$0.02	$0.07	$(0.35)
Diluted net income (loss) from continuing operations per Ordinary share	$0.02	$0.06	$(0.35)
Basic and diluted net income (loss) from discontinued operations per Ordinary share	$(0.01)	$0.02	$0.00
Basic net income (loss) per Ordinary share	$0.01	$0.09	$(0.35)
Diluted net income (loss) per Ordinary share	$0.01	$0.08	$(0.35)
Weighted average number of Ordinary shares used for computing basic net income (loss) per share	33,184,570	24,956,915	14,029,346
Weighted average number of Ordinary shares used for computing diluted net income (loss) per share	33,716,931	28,126,509	14,029,346

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Net income (loss)	$(223)	$2,342	$(4,907)

Other comprehensive income (loss):
Change in foreign currency translation adjustment	(251)	213	(207)

Total comprehensive income (loss)	(474)	2,555	(5,114)
Less: comprehensive income (loss) attributable to non-controlling interest	(465)	146	(39)
Comprehensive income (loss) attributable to RADA Electronic Industries’ shareholders	$(9)	$2,409	$(5,075)

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands, except share data

	Number of		Additional	Accumulated other		Non
	Ordinary	Share	paid-in	comprehensive	Accumulated	controlling	Total
	shares (*)	capital	capital	income	deficit	interest	equity
Balance at January 1, 2016	7,949,444	$146	$82,427	$387	$(74,453)	$552	$9,059
Beneficial conversion feature related to convertible loans from shareholders (Note 8)	-	-	123	-	-	-	123
Extinguishment of convertible loan	-	-	(359)	-	-	-	(359)
Share-based compensation to employees	-	-	111	-	-	-	111
Issuance of shares and warrants, net of issuance costs of $204	10,415,400	82	5,714	-	-	-	5,796
Exercise of warrants and conversion of convertible loan to Ordinary shares	2,881,658	22	1,391	-	-	-	1,413
Net income (loss)	-	-	-	-	(4,910)	3	(4,907)
Other comprehensive loss	-	-	-	(165)	-	(42)	(207)

Balance at December 31, 2016	21,246,502	250	89,407	222	(79,363)	513	11,029
Share-based compensation to employees	-	-	559	-	-	-	559
Exercise of warrants	4,218,121	36	2,105	-	-	-	2,141
Conversion of convertible loan to Ordinary shares	1,322,917	11	3,164	-	-	-	3,175
Issuance of shares, net of issuance costs of $174	4,604,500	38	9,688	-	-	-	9,726
Net income	-	-	-	-	2,239	103	2,342
Other comprehensive income	-	-	-	170	-	43	213
Balance at December 31, 2017	31,392,040	335	104,923	392	(77,124)	659	29,185
Share-based compensation to employees	-	-	898	-	-	-	898
Exercise of warrants	1,454,546	13	787	-	-	-	800
Issuance of shares, net of issuance costs of $248	4,545,454	37	12,215	-	-	-	12,252
Exercise of Option	124,851	1	(1)	-	-	-	-
Net income	-	-	-	-	163	(386)	(223)
Transaction with non-controlling interest	-	-	(254)	-	-	(546)	(800)
Other comprehensive income	-	-	-	(172)	-	(79)	(251)
Balance at December 31, 2018	37,516,891	$386	$118,568	$220	$(76,961)	$(352)	$41,861

(*) See Note 9a.

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Cash flows from operating activities:
Net income (loss)	$(223)	$2,342	$(4,907)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share based compensation to employees	898	559	111
Depreciation and amortization	799	638	554
Net Loss from sale of fixed asset	103	-	-
Extinguishment and amortization expenses related to beneficial conversion feature and discount of convertible loans	-	103	1,116
Severance pay, net	(47)	93	37
Increase in trade receivables, net	(6,096)	(2,280)	(1,360)
Decrease (increase) in other accounts receivable, long term receivable and prepaid expenses	(192)	14	(135)
Decrease in costs and estimated earnings in excess of billings	995	809	403
Increase in contract assets	(899)	-	-
Increase in contract liabilities	366	-	-
Increase in inventories	(3,865)	(890)	(1,503)
Increase in trade payables	2,610	303	592
Increase in other accounts payable, accrued expenses, long term liabilities and advances from customers	1,693	31	173

Net cash provided by (used in) operating activities from continuing operations	(3,858)	1,722	(4,919)

Cash flows from investing activities:

Purchase of property, plant and equipment	(899)	(1,041)	(411)
Construction-in-process	(308)	(736)	-
Consideration from fixed asset sale	254	-	-
Increase (decrease) in long-term receivables and deposits	5	(29)	75

Net cash used in investing activities from continuing operations	(948)	(1,806)	(336)

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
Cash flows from financing activities:

Issuance of Ordinary shares, net	12,252	9,726	5,796
Exercise of warrants	800	2,141	1,300
Repayment of short-term bank credit, net	-	(575)	(1,841)
Transaction with non-controlling interest	(254)	-	-
Proceeds from loans from shareholders	-	-	187

Net cash provided by financing activities from continuing operations	12,798	11,292	5,442

Net cash provided by (used in) operating activities from discontinued operations	1,186	(644)	298
Net cash used in investing activities from discontinued operations	(2)	(101)	(34)

Effect of exchange rate changes of discontinued operation on cash and cash equivalents	(420)	(138)	(133)

Increase in cash and cash equivalents and restricted cash	8,756	10,325	318
Cash and cash equivalents and restricted cash at the beginning of the year	13,006	2,681	2,363

Cash and cash equivalents and restricted cash at the end of the year	21,762	13,006	2,681
Less cash and cash equivalents of discontinued operation at the end of the year	526	267	1,159

Cash and cash equivalents of continued operation at the end of the year	$21,236	$12,739	$1,522

		Year ended December 31,
		2018	2017	2016
(a)	Supplemental disclosures of cash flow activities:
	Net cash paid during the year for:
	Income taxes	$17	$17	$16
	Interest	$18	$173	$658

(b)	Non-cash transactions
	Conversion of convertible loan including unpaid interest	$-	$3,175	$113
	Transfer of inventory to property, plant and equipment	$530	$82	$92
	Purchase of property, plant and equipment in credit	$136	$44	$14

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	RADA Electronic Industries Ltd. (the “Company”) is an Israeli based defense electronics contractor that specializes in the design, development, production and sales of tactical land radars for ground forces and border protection and avionics systems (including inertial navigation systems) for fighter aircraft and UAVs.

The Company operates a test and repair shop using its automated test equipment (“ATE”) products in Beijing, China, through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. (“CACS”). CACS was established with a Chinese third party, which owned the remaining 20% equity interest. In October 2018, a transaction with non-controlling interest occurred and as a result, as of December 31, 2018, the Company owned 100% of CACS (see Note 1b).

In January 2018, the Company incorporated RADA Sensors Inc., a fully owned subsidiary of the Company. RADA Sensors Inc. is the holder of 75% of the interests in RADA Technologies LLC, also organized in January 2018, together with ZASE Technologies LLC (the holder of 25% of the interests in RADA Technologies LLC).

The Company is organized and operates as one operating segment.

b.	Discontinued operations

In December 2016, the Company committed to a plan to sell its test and repair services activity (provided through the Company’s then 80% owned subsidiary, CACS) in order to focus in its core business. In October 2018, a transaction with non-controlling interest occurred and as a result, as of December 31, 2018, the Company owned 100% of CACS, which resulted in a $254 decrease in additional paid in capital.

In December 2018, the Company signed an agreement to sell its ownership interest in CACS for approximately $1,500 and received 70% of the consideration as of the date of this report, which is currently held in a trust account in China. The Company recorded a provision of $159 for the expected loss which will result from the sale, which amount was included in accrued expenses in the consolidated balance sheets and in the net loss from discontinued operations in the consolidated statements of operations.

On March 14, 2019, subsequent to balance sheet date, the ownership was transferred to the buyer while the remaining consideration has yet to be received by the Company.

The results of the discontinued operations including prior periods’ comparable results, assets and liabilities which have been retroactively included in discontinued operations as separate line items in the statements of operations and balance sheets, are presented below (the adoption of Topic 606 did not have a material impact on the results of the discontinued operations):

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

	Year ended December 31,
	2018	2017	2016

Revenues	$750	$1,729	$909
Cost of sales	(787)	(909)	(698)
Operating expenses	(208)	(310)	(197)
Operating income (loss)	(245)	510	14
Finance income (expenses), net	-	5	(1)

Net income (loss)	(245)	515	13

Loss from sale of subsidiary	(159)	-	-
Net income (loss) from discontinued operations	$(404)	$515	$13

The major classes of assets and liabilities that were classified as discontinued operations were:

	Year ended December 31,
	2018	2017

Cash and cash equivalents	$526	$267
Trade receivables	555	1,200
Other accounts receivable and prepaid expenses	42	61
Inventories	401	940
Property, plant and equipment, net	-	319

Total assets of discontinued operations	1,524	2,787

Trade payables	55	4
Accrued expenses and other liabilities	311	324

Total liabilities of discontinued operations	$366	$328

c.	Liquidity and Capital Resources:

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

As of December 31, 2018, all of the Company’s outstanding Warrants were fully exercised.

In addition, as part of the investment transaction, the Investor agreed to grant the Company an option, exercisable in the discretion of either the Investor or the Company, to obtain a convertible loan from the Investor in the principal amount of up to $3,175, which would be used solely for the purpose of the repayment of an outstanding convertible loan, including accrued interest, that was due on August 31, 2016 and payable to the former controlling shareholder.

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

In November 2018, the Company entered into agreements with several Israeli institutional investors to purchase 4,545,454 ordinary shares at price per share of $2.75, for a total consideration of $12,500. Offering costs amounted to $248.

Since incorporation, the Company has incurred an accumulated deficit of $76,961. As of December 31, 2018, the Company’s cash position (cash and cash equivalents) totaled approximately $20,814. Management believes that its cash and cash equivalents are sufficient for the Company to meet its obligations as they come due at least for a period of twelve months from the date of issuance of the consolidated financial statements.

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

The financial statements of the Company’s foreign subsidiary (CACS), whose functional currency is not the U.S. dollar, have been translated into dollars. All balance sheet amounts have been translated using the exchange rates in effect at balance sheet date. Statement of operation amounts have been translated using the average exchange rate prevailing during the year. Such translation adjustments are reported as a separate component of accumulated other comprehensive income (loss) in equity.

c.	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

All highly liquid investments that are readily convertible to cash and are not restricted as to withdrawal or use and the period to maturity of which did not exceed three months at time of deposit, are considered cash equivalents.

e.	Restricted deposit:

Restricted cash is invested in short-term bank deposits (less than twelve months), which are mainly used as security for the Company’s guarantees to customers and lines of credits with banks. The deposits are in U.S. dollars and bear a variable annual interest of up to 2.47%.

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

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2018, 2017 and 2016, no impairment losses have been identified.

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

The Company received royalty-bearing grants, from the Israeli Innovation Authority (“IIA”) for the purpose of partially funding research and development projects. The grants are recognized as a deduction from research and development costs incurred (see also Note 8b).

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

The Company implements a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The adoption of ASC 740-10 did not result in a change in the Company’s accumulated deficit. The Company did not record any provision in connection with ASC 740-10 as of December 31, 2018 and 2017.

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

Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2018, 2017 and 2016 amounted to $33, $434 and $251, respectively.

l.	Accounting for share-based compensation:

The Company accounts for share-based payment in accordance with ASC 718, “Compensation - Stock Compensation”, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees on the date of grant using an option-pricing model. The value of the portion of the award is recognized as an expense over the requisite service periods in the Company’s statement of operations. The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards.

Effective as of January 1, 2017, the Company adopted a change in accounting policy in accordance with ASU 2016-09, “Compensation Stock Compensation (Topic 718)” (“ASU 2016-09”) to account for forfeitures as they occur.

The fair value for the Company’s stock options granted to employees and directors was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	December 31,
	2018	2017

Dividend yield	0%	0%
Risk-free interest rate	2.70%	1.78%
Expected term (in years)	4.22	4.18
Volatility	78%	79%

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

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2018 and 2017 the fair value of foreign currencies derivatives (liability) asset were (71) and 19, respectively.

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

The following table summarizes the changes in accumulated balances of other comprehensive income, net of taxes for the years ended December 31, 2018 and 2017:

Accumulated foreign currency translation differences

Balance as of December 31, 2016	$222
Net current period other comprehensive loss	170

Balance as of December 31, 2017	$392
Net current period other comprehensive loss	(172)

Balance as of December 31, 2018	$220

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Warranty:

In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the estimated liability from these warranties is $35 as of December 31, 2018 and 2017.

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

The Company also generates revenues (presented as Discontinued Operations) from repair services using its ATE mainly through CACS (See Note 1b).

The Company recognizes revenue when (or as) it satisfies performance obligations by transferring promised goods or services to its customers in an amount that reflects the consideration the Company expects to receive.

The Company applies the following five-step approach:

a)	Identify the contract with a customer

A contract with a customer exists when (i) the Company enters into a written agreement with a customer that defines each party’s rights regarding the products or services to be transferred and identifies the payment terms related to these products or services, (ii) both parties to the contract are committed to perform their respective obligations, (iii) the contract has commercial substance, and (iv) the Company determines that collection of substantially all consideration for products or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s payment history or, in the case of a new customer, published credit and financial information pertaining to the customer.

b)	Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the products or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the product or service either on its own or together with other resources that are readily available from the Company, and are distinct in the context of the contract, whereby the transfer of the products or services is separately identifiable from other promises in the contract.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s contracts contain a single performance obligation which includes sale of product or development and manufacturing services and sale of product that are not separately identifiable and, therefore, not distinct. In situations when the Company’s contract includes distinct goods or services that are substantially the same and have the same pattern of transfer to the customer over time, they are recognized as a series of distinct goods or services.

When contracts are modified to account for changes in contract specifications and requirements, the Company consider whether the modification either creates new or changes the existing enforceable rights and obligations. Contract modifications that are for goods or services that are not distinct from the existing contract, due to the significant integration with the original good or service provided, are accounted for as if they were part of that existing contract. The effect of a contract modification on the transaction price and the Company’s measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis. When the modifications include additional performance obligations that are distinct and at relative stand-alone selling price, they are accounted for as a new contract and performance obligation, which are recognized prospectively.

c)	Determine the transaction price

The transaction price is the amount of consideration to which the Company is entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Company doesn’t usually grant its customers with a right to return the products sold. However, in some cases, the arrangements may include penalties if the Company fails to deliver future goods on time. The above is accounted for as variable considerations, which may be considered as adjustments to the transaction price.

As the Company’s standard payment terms are less than one year, the contracts have no significant financing component.

d)	Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Standalone selling price is the price at which the Company would sell a promised good or service separately to a customer. Standalone selling prices are established at contract inception and subsequent changes in transaction price are allocated on the same basis as at contract inception. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis unless a portion of the variable consideration related to the contract is allocated entirely to a performance obligation.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e)	Recognize revenue when or as the Company satisfies a performance obligation

Revenue is recognized based on the transaction price at the time the related performance obligation is satisfied by transferring a promised product or service to a customer.

The Company generally satisfies performance obligations at a point in time, once the customer has obtained the legal title to the items purchased or service provided.

Revenues from long-term and short-term fixed price contracts are usually recognized over time based on the cost-to-cost input method that best depicts the transfer of control over the performance obligation to the customer. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

For contracts with an estimated amortization period of less than one year, the Company elected the practical expedient and expenses incremental costs immediately.

Contract Estimates - In estimating contract costs, the Company utilizes a profit-booking rate based upon performance expectations that takes into consideration a number of assumptions and estimates regarding risks related to technical requirements, feasibility, schedule, and contract costs. Management performs periodic reviews of the contracts to evaluate the underlying risks, which may increase the profit-booking rate as the Company is able to mitigate and retire such risks. Conversely, if the Company is not able to retire these risks, cost estimates may increase, resulting in a lower profit-booking rate.

The cost estimation process requires significant judgment and is based upon the professional knowledge and experience of the Company’s engineers, program managers, and financial professionals. Factors considered in estimating the work to be completed and ultimate contract recovery include the availability, productivity, and cost of labor, the nature and complexity of the work to be performed, the effect of change orders, the availability of materials, the effect of any performance delays, the availability and timing of funding from the customer, and the recoverability of any claims included in the estimates to complete.

Changes in estimates of sales, costs, and profits on a performance obligation are recognized using the cumulative catch-up method of accounting, which recognizes in the current period the cumulative effect of the changes in current and prior periods. When estimates of total costs to be incurred exceed estimates of total revenue to be earned on a performance obligation related to a complex, construction-type contract, a provision for the entire loss on the performance obligation is recognized in the period the loss is determined.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Contract Assets - Contract assets primarily relate to the Company’s rights to consideration for work completed but not billed as of the reporting date when the right to payment is not just subject to the passage of time, including retention amounts. Contract assets are classified as current assets and, in accordance with industry practice, include amounts that may be billed and collected beyond one year due to the long-term nature of many of the Company’s contracts. Contract assets are transferred to accounts receivable when the right to consideration becomes unconditional.

Contract Liabilities - Contract liabilities primarily consist of advance payments and billings in excess of costs incurred. Advances represent deposits received from customers on an order. Billings in excess of revenues represents milestone billing contracts where the billings of the contract exceed recognized revenues. Such billings are generally not considered a significant financing component, because they are utilized to pay for contract costs within a one-year period. Contract liability amounts are recognized as revenue once the requisite performance progress has occurred.

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

For the year ended December 31, 2016, all options, convertible notes and warrants have been excluded from the computation of diluted net income (loss) per share, since their effect is anti-dilutive.

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

As of December 31, 2018 and 2017, the fair value of the outstanding forward contracts was $71, which was recorded in other payables against financial expenses and $19, which was recorded in other receivables against financial income, respectively.

t.	Recently Issued Accounting Standards:

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which will require lessees to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet, the new guidance will require both types of leases to be recognized on the balance sheet. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the entity must recast its comparative period financial statements and provide disclosures required by the new standard for the comparative periods.

The Company will adopt the new standard effective January 1, 2019 using the modified retrospective approach. Consequently, financial information will not be updated and disclosures required under the new standard will not be provided for dates and periods before January 1, 2019. The standard provides a number of optional practical expedients in transition. The Company is electing the ‘package of practical expedients’, which permits it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The adoption of this new standard will affect the Company’s consolidated balance sheets by recognizing new right-of-use (“ROU”) assets and lease liabilities for operating leases. The impact on the Company’s results of operations and cash flows is not expected to be material. Adoption of the standard will result in the recognition of additional ROU assets and lease liabilities for operating leases of approximately $2,032 as of January 1, 2019. The Company elects to account for a lease component of a contract and its associated non-lease components as a single lease component, therefore the ROU and lease liabilities estimate includes non-cancelable operating lease agreements (see Note 8), parking spaces and management fees.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Recently Adopted Accounting Pronouncements:

1.	In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted the new standard effective January 1, 2018 using the retrospectively method. The adoption of this new guidance had an immaterial impact on the Company’s consolidated financial statements. Restricted cash is invested in short-term bank deposits (for three months), which are mainly used as security for the Company’s guarantees to customers and lines of credits with banks.

The following table provides a reconciliation of cash and cash equivalents and restricted deposits reported within the consolidated balance sheets that sum to the total of such amounts in the consolidated statements of cash flows:

	December 31, 2018	December 31, 2017	December 31, 2016

Cash and cash equivalents	$20,814	$12,417	$1,205
Restricted cash	422	322	317

Cash and cash equivalents and restricted cash	$21,236	$12,739	$1,522

2.	On January 1, 2018, the Company adopted the requirements of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606) using the modified retrospective method for contracts that were not completed as of January 1, 2018. Under the modified retrospective method, the Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings. This adjustment did not have a material impact on the Company’s consolidated financial statements. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Revenue Recognition (“Topic 605”).

3.	In May 2017, the FASB issued ASU 2017-09, “Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting.” ASU 2017-09 was issued to provide clarity and reduce both 1) diversity in practice and 2) cost and complexity when applying the guidance in Topic 718 to a change in the terms or conditions of a share-based payment award. ASU 2017-09 provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting under Topic 718. The amendments in ASU 2017-09 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company adopted ASU 2017-09 effective January 1, 2018.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The adoption of this new guidance had no material impact on the Company’s consolidated financial statements.

NOTE 3:-	REVENUES

The adoption of Topic 606 did not have a material impact on the Company’s consolidated balance sheets as of December 31, 2018, and its statements of operations and cash flows for the twelve months period ended December 31, 2018. In accordance with the new standard, costs and estimated earnings in excess of billings on uncompleted contracts were reclassified as contract assets and contract liabilities as of December 31, 2018, none of which resulted in a change to total current assets or total current liabilities. Contract liabilities include advances from customers, which were presented separately in the Company’s consolidated balance sheets as of December 31, 2017 and 2018.

The following table summarizes the adjustments due to the adoption of ASC Topic 606:

	December 31, 2017	ASC Topic 606	January 1, 2018
Assets:
Costs and estimated earnings in excess of billings on uncompleted contracts	$995	$(995)	$-
Contract assets	-	1,140	1,140
Liabilities:
Contract liabilities	$-	$145	$145

The following table summarizes the Company’s contract assets and liabilities balances:

2018

Contract assets at January 1, 2018	$1,140
Contract assets at December 31, 2018	$899

Change in contract assets - decrease	$241

Contract liabilities at January 1, 2018	$186
Contract liabilities at December 31, 2018	$1,093

Change in contract liabilities - increase	$907

The decrease in contract assets reflects the net impact of billed revenues in excess of recognized revenues during the period. For the twelve months ended December 31, 2018, 17% of amount that was previously included in the beginning balance of contract assets was recognized. The increase in contract liabilities reflects the net impact of additional deferred revenues recorded in excess of revenue recognized during the period. For the twelve months ended December 31, 2018, 78% of amount that was previously included in the beginning balance of contract liabilities was recognized.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	REVENUES (Cont.)

The Company’s unsatisfied performance obligations as of December 31, 2018 and the estimated revenue expected to be recognized in the future related to long-term fixed price contracts amounts to $2,316. The Company expects to recognize approximately 75% of this amount as revenues during the next 12 months and the rest thereafter.

For information regarding disaggregated revenues, please refer to Note 13.b below.

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2018	2017

Prepaid expenses	$184	$176
Government authorities	243	92
Advance payments to vendors	70	13
Deposits	9	30
Other accounts receivable	-	19
	$506	$330

NOTE 5:-	INVENTORIES

	December 31,
	2018	2017

Raw materials	$5,605	$3,277
Work in progress, net	3,558	3,093
Finished goods	2,081	1,540
	$11,244	$7,910

Write-offs of inventories for the years ended December 31, 2018, 2017 and 2016 amounted to $39, $122 and $144, respectively. The write-offs were due to slow-moving items and excess inventories and were recorded in cost of revenues. As of December 31, 2018, the Company turned part of the slow-moving inventory provision due to sales and disposals of certain items in the amount of $129, which was recorded as income in cost of revenues.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2018	2017
Cost:

Factory building	$2,081	$2,054
Machinery and equipment *) **)	10,723	10,400
Office furniture and equipment	838	771
Leasehold improvements	455	386

	14,097	13,611
Accumulated depreciation:

Factory building	2,006	1,990
Machinery and equipment *) **)	6,948	7,242
Office furniture and equipment	345	317
Leasehold improvements	166	147

	9,465	9,696

Depreciated cost	$4,632	$3,915

*)	As of December 31, 2018, $1,044 relates to construction-in-process of production infrastructure.

**)	Capital loss from sale of fixed asset amounted to $103, is due to machinery and equipment sales during November and December 2018.

Depreciation expense amounted to $799, $641 and $554 (offset by depreciation write-offs for an amount of $1,030, $3 and $0 mainly due to assets disposals) for the years ended December 31, 2018, 2017 and 2016, respectively.

NOTE 7:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2018	2017

Payroll and related accruals	$2,397	$1,787
Accrued expenses - agents’ commissions	84	109
Accrued expenses	731	512
Royalties to IIA	393	406
Provision for loss from sale of subsidiary	159	-
Others	78	-

	$3,842	$2,814

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	As of December 31, 2018, the Company was not a party to any material legal proceedings.

b.	The Company’s research and development efforts have been partially financed through royalty-bearing programs sponsored by the IIA. In return for the IIA’s participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the IIA, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. As of December 31, 2018, the Company received total grants from the IIA in the amount of $5,543.

The total amount of royalties charged to operations for the years ended December 31, 2018, 2017 and 2016, were approximately $458, $569 and $130, respectively. As of December 31, 2018, the Company’s contingent liability for royalties, net of royalties paid or accrued, totaled approximately $347.

c.	The Company’s offices in Netanya, Israel, are leased under a non-cancelable operating lease expiring on February 28, 2022. In addition, the Company’s motor vehicles are leased under operating leases.

Annual minimum future rental commitments under these leases, at exchange rates in effect on December 31, 2018, are approximately as follows:

2019	$838
2020	707
2021	505
2022	73

$2,123

Lease expenses for the years ended December 31, 2018, 2017 and 2016, were $958, $888 and $707, respectively.

d.	Specific charges have been recorded on certain assets in respect of the Company’s liabilities to its banks

e.	The Company provides bank guarantees to some of its customers and others, in the ordinary course of business. The guarantees are to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers and others as of December 31, 2018, is approximately $366.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS’ EQUITY

a.	Share capital:

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

In June 2018, the Company’s shareholders approved an increase of the Company’s authorized share capital by NIS 1,875,000 and as a result the authorized share capital is equal to NIS 3,000,000 divided into 100,000,000 Ordinary Shares, par value NIS 0.03 each.

In November 2018, the Company entered into agreements with several Israeli institutional investors to purchase 4,545,454 Ordinary shares at price per share of $2.75, for a total consideration of $12,500. Offering costs amounted to $248.

b.	Stock option plans:

In April 2015, the Company’s Board of Directors adopted the “2015 Share Option Plan” (the “Plan”), which authorized the grant of options to purchase up to an aggregate of 1,500,000 Ordinary Shares to officers, directors, consultants and key employees of the Company and its subsidiaries. Options granted under the Plan expire within a maximum of ten years from adoption of the plan. In November 2018, the Company’s Board of Directors extended the expiration date by ten additional years, following that approval, the plan will expire in 2036.

In June 2016, the Company granted options to certain employees and officers of the Company, to purchase a total 984,375 Ordinary Shares at an exercise price of $0.90 per share. The options vest as follows: 25% of the options granted to each employee vested in June 2017; the remaining 75% will vest in three equal annual installments of 25% each until June 2020. These options are exercisable for 48 months following the date of vesting. As part of the grant, the Company’s former CEO was granted options to purchase 168,750 Ordinary Shares at an exercise price of $0.90 per Ordinary share. The former CEO resigned in November 2016. In November 2016, the Company’s Audit Committee (in its capacity as the Compensation Committee) and Board of Directors determined, subject to shareholder approval, to extend until January 2017, the exercise date of options granted to the former CEO by accelerating the vesting of 126,563 options as of December 31, 2016. Pursuant to the terms of the plan, the former CEO was eligible to exercise such number of the options (or any part thereof) within 90 days of the date of his resignation. The Company recognized $71 of share-based compensation expense related to this acceleration.

In November 2016, the Company’s Audit Committee (in its capacity as the Compensation Committee) and Board of Directors determined, subject to shareholders approval to grant its newly appointed CEO (i) options to purchase 68,750 Ordinary Shares at an exercise price of $1.16 per Ordinary share that vest ratably over a period of four (4) years and

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

(ii) options to purchase 150,000 Ordinary Shares at an exercise price of $1.16 per Ordinary share that vested immediately in lieu of 99 vacation days that had accrued and were redeemable. These options are exercisable for 48 months. On January 15, 2017, the Company’s shareholders approved the grant of the options to the CEO and the acceleration of the option grant to the former CEO.

In December 2016, the Company granted options to purchase 40,000 Ordinary Shares at an exercise price of $1.17 per Ordinary share that vested immediately in lieu of 36 vacation days that were accrued and were redeemable. These options are exercisable for 48 months.

In February 2017, the Company granted options to a new officer of the Company to purchase a total of 37,500 Ordinary Shares at an exercise price of $1.26 per share. The options will vest as follows: 25% in February 2018; and 75% in three equal annual installments of 25% each until February 2021. These options are exercisable for 48 months following the date of vesting.

In March 2017, the Company granted options to a consultant to the Company to purchase a total of 222,000 Ordinary Shares at an exercise price of $1.22 per share. The options vest in six equal semi-annual installments of 37,000 options starting August 2018 until February 2020. These options are exercisable for 48 months following the date of vesting.

On May 24, 2017, the Company’s Board of Directors approved an increase in the framework of the Plan to 2,000,000 options.

In May and September 2017, the Company granted options to certain employees and officers of the Company to purchase a total of 100,000 and 613,750 options for Ordinary shares at exercise prices of $1.14 and $2.96 per share, respectively. The options vest as follows: 25% in May and September 2018; and 75% of in three equal annual installments of 25% each until May and September 2021. These options are exercisable for 48 months following the date of vesting.

In November 2017, the Company granted options to one of its officers to purchase a total of 200,000 Ordinary shares at an exercise price of $3.39 per share. The options vest as follows: 25% in November 2018; 75% in three equal annual installments of 25% each until November 2021. These options are exercisable for 48 months following the date of the vesting. In June 2018, the company’s Board of Directors approved repricing of the grant and updated its exercise price to $2.43 per share and its vesting schedule to 25% of the options granted will vest in one year; and 75% of the options will vest in twelve equal quarterly installments of 6.25% each until November 2021. The impact of the repricing resulted in an incremental value of the options repriced of approximately $9, which is expected to be recorded through 2021, out of this amount $2 was recognized in the twelve months ended December 31, 2018.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

In April 2018, the Company granted options to its CEO to purchase a total of 500,000 Ordinary Shares at an exercise price of $2.32 per share. The options will vest as follows: 25% of the options granted will vest in April 2019; and 75% of the options will vest in twelve equal quarterly installments of 6.25% each until April 2022. These options will be exercisable for 48 months following the date of vesting.

On June 7, 2018, the Company’s shareholders approved the U.S. Taxpayers Appendix to its 2015 Share Option Plan and to reserve 1,000,000 of our Ordinary Shares for issuance thereunder. On August 15, 2018, the Company’s Board of Directors approved an increase in the framework of the Plan to 750,000 options.

On August 15 and 23, 2018, the Company granted options to its officers and employees to purchase a total of 732,500 and 35,000 Ordinary shares, respectively, at exercise prices of $2.93 and $2.81 per share, respectively. The options will vest as follows: 25% will vest in August 2019; and 75% will vest in twelve equal quarterly installments of 6.25% each until August 2022. These options will be exercisable for 48 months following the date of vesting.

In November 2018, the Company granted options to one of its officers to purchase a total of 217,500 Ordinary shares at an exercise price of $2.81 per share. The options will vest as follows: 25% will vest in November 2019; and 75% will vest in twelve equal quarterly installments of 6.25% each until November 2022. These options will be exercisable for 48 months following the date of vesting.

As of December 31, 2018, options to purchase 286,250 Ordinary Shares are available for future grant under the Plan.

A summary of the Company’s activity for options granted to employees and directors under the Plan is as follows:

	Twelve months ended December 31, 2018
	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic Value Price

Outstanding at the beginning of the period	1,847,500	$1.91	8.88	$2,159
Granted	1,485,000	2.70	-	-
Exercised	(103,125)	0.9	-	-

Outstanding at the end of the period	3,229,375	2.25	8.82	1,617

Exercisable	710,625	$1.55	8.01	$791

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

Aggregate intrinsic value of exercisable options (the difference between the closing share price of the Company’s Ordinary Shares on the last trading day in the period and the exercise price, multiplied by the number of in-the-money options) represents the amount that would have been received by the employees and directors option holders had all option holders exercised their options on December 31, 2018. This amount changes based on the fair market value of the Company’s Ordinary share.

As of December 31, 2018, unrecognized compensation expenses related to employees and directors stock options to be recognized over an average time of approximately 4 years is approximately $3,314.

During the twelve months period ended December 31, 2018, the Company recognized compensation expenses related to employees and service providers stock option in the amount of $898, as follows:

	Year ended December 31,
	2018	2017

Cost of revenues	$204	$104
Marketing and selling	123	149
General and administrative	571	306
	$898	$559

c.	Warrants:

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

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

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

As of December 31, 2018, all of the Company’s outstanding Warrants were fully exercised.

NOTE 10:-	TAXES ON INCOME

a.	The Israeli corporate tax rate and real capital gains tax was 25% in 2016, 24% in 2017 and 23% in 2018.

The Company’s subsidiary which was incorporated in China is subject to corporate tax rate of 25% in 2018 and 2017.

The Company’s subsidiaries which were incorporated in U.S. are subject to federal tax rate of 21% in 2018.

b.	In accordance with the Israeli tax laws, tax returns of the Company submitted up to and including the 2013 tax year can be regarded as final.

The Company’s subsidiaries did not receive final tax assessments since their incorporation.

c.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

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

The principal benefit from the above law is the deduction of expenses in connection with a public offering. Also, under the industrial Encouragement Law an “Industrial Company” is entitled to special rates of depreciation for industrial equipment and in addition to amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes and an accelerated depreciation rate on equipment.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

d.	As of December 31, 2018, the net operating tax loss carryforward relating to the Company in Israel amounted to approximately $62,172, not including a carryforward capital loss amounting to approximately $3,788. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	TAXES ON INCOME (Cont.)

As of December 31, 2018, the U.S. subsidiaries have U.S. federal carryforward tax losses of approximately $1,420.

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

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2018	2017

Net operating loss carryforward	$14,598	$17,490
Capital loss carryforward	871	918
Allowances and reserve	322	342

Total deferred tax assets before valuation allowance	15,791	18,750
Valuation allowance	(15,791)	(18,750)

Net deferred tax assets	$-	$-

As of December 31, 2018 and 2017, the Company has provided valuation allowances in respect of deferred tax assets resulting from the tax loss carryforward and other temporary differences, since it has a history of operating losses and the current uncertainty concerning its ability to realize these deferred tax assets in the future.

The Company accounts for its income tax uncertainties in accordance with ASC 740, which clarifies the accounting for uncertainties in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

As of December 31, 2018 and 2017, there were no unrecognized tax benefits that if recognized would affect the annual effective tax rate.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2018	2017	2016

Income:

Foreign currency exchange differences	$47	$130	$8
Interest on cash equivalents and restricted deposits	184	50	9
Other	-	34	-

	231	214	17
Expenses:

Amortization of shareholders’ convertible loans discount and BCF	-	103	1,116
Interest on shareholders’ convertible note and loans	-	164	270

Bank commissions and others	17	82	100
Foreign currency exchange differences	93	9	25
Interest on loans from banks and other credit balances	2	12	27

	112	370	1,538

Total financial (expenses) Income, net	$119	$(156)	$(1,521)

NOTE 12:-	RELATED PARTY BALANCE AND TRANSACTIONS

In January 2017, the Company’s shareholders approved that in addition to the directors’ fees to be paid to all of the Company’s directors, commencing as of January 1, 2017, the Company will pay the Investor (see Note 1c) an additional monthly payment of approximately $4.6 (NIS 17,500) for time devoted to the Company by the Executive Chairman of the Board of Directors, who is also a co-owner of the Investor. Such payment would increase in the event the Company achieved profitable operations. In 2017, the Company’s consolidated audited financial statements reflected net income (before taxes), so such additional payment increased to approximately $9 (NIS 35,000). In 2018, the total payments to the Investor with respect to the Executive Chairman of the Board of Directors were $118.

In addition, the Company’s shareholders approved a new engagement letter with a director of the Company (the “Director”), according to which the Director will be entitled to receive a commission of 2.5% of the net revenues received by the Company with respect to specific transactions introduced to the Company by the Director, subject to a detailed agreement to be entered into by the Director and the Company and the prior approval of any such transactions by the Company and the Audit Committee. As of December 31, 2018, no revenues were generated as a result of this agreement, therefore no commission paid.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	RELATED PARTY BALANCE AND TRANSACTIONS (Cont.)

See also Note 9 for transactions with the Company’s shareholders.

Balances with related parties:

	December 31,
	2018	2017

Accrued expenses	$43	$71

Related parties’ expenses:

	Year ended December 31,
	2018	2017	2016

Directors and management fees	$156	$170	$22

Amortization of shareholders’ convertible loans discount and BCF	$-	$103	$1,116

Interest on shareholders’ convertible note and loans	$-	$164	$270

NOTE 13:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company manages its business on the basis of one reportable segment, and derives revenues from develops, manufactures and sells land radar for defense forces and border protection applications, avionics equipment and aviation data acquisition and debriefing systems (see Note 1 above for a brief description of the Company’s business).

b.	Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Year ended December 31,
	2018	2017	2016

North America	$11,686	$14,446	$1,553
Israel	10,446	6,363	7,358
Asia	3,093	4,372	2,499
South America	1,206	514	1,289
Europe	1,601	281	122
Australia	-	206	-

Total	$28,032	$26,182	$12,821

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.	Major customers:

Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues are as follows:

	Year ended December 31,
	2018	2017	2016
	%

Customer A	7	7	20
Customer B	5	9	17
Customer C	11	2	16
Customer D	4	3	13
Customer E	11	5	11
Customer F	6	13	6
Customer G	4	35	1
Customer H	12	3	1
Customer I	12	-	-

d.	Long-lived assets (property, plant and equipment) by geographic areas:

	December 31,
	2018	2017

Israel	$4,318	$3,915
China	-	319
USA	314	-

	$4,632	$4,234

NOTE 14:-	SUBSEQUENT EVENTS

On January 2019 the Company’s shareholders approved the sale of 545,454 Ordinary Shares to DBSI at a price per share of $2.75, approximately $1.5 million in the aggregate.

- - - - - - - - - - - - - - - - - -

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADA ELECTRONIC INDUSTRIES LTD.

	By:	/s/ Dov Sella
	Name:	Dov Sella
	Title:	Chief Executive Officer

Dated: April 1, 2019