Form 20-F
period 2019-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2020-04-07
CIK 761238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Avi Israel, CFO
+972 9 892 1122 (phone), + 972 9 885 5885 (fax)
7 Giborei Israel Street, Netanya 4250407, Israel
(Name, telephone, facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, NIS 0.03 Par Value	RADA	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 38,456,693 Ordinary Shares (As of December 31, 2019)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer ☐	Accelerated filer ☒
Emerging growth company ☐	Non-accelerated filer ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

INTRODUCTION

We are an Israel based defense electronics company. We specialize in the development, manufacture, marketing and sales of tactical land radars for defense forces and for critical infrastructure protection applications, and military avionics for manned and unmanned aircraft.

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

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

We derived the following consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 from our audited consolidated financial statements, included elsewhere in this annual report. We derived the consolidated statements of operations data for the years ended December 31, 2015 and 2016, and the consolidated balance sheet data as of December 31, 2015, 2016 and 2017 from our audited consolidated financial statements that are not included in this annual report. (See Item 4A. “Discontinued Operations”).

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(U.S. dollars in thousands)
Revenues	$14,074	$12,821	$26,182	$28,032	$44,331
Cost of revenues	11,665	11,379	17,841	17,817	28,394
Gross profit	2,409	1,442	8,341	10,215	15,937
Research and development, net	693	758	1,653	3,189	6,912
Marketing and selling	2,357	2,269	2,137	2,860	4,044
General and administrative	1,513	1,814	2,568	4,001	7,084
Goodwill impairment	587	-	-	-
Net loss from sale of fixed assets	-	-	-	103	-
Operating income (loss)	(2,741)	(3,399)	1,983	62	(2,103)
Financial (income) expense, net	3,577	1,521	156	(119)	121
Net income (loss) from continuing operations	(6,318)	(4,920)	1,827	181	(2,224)
Net income (loss) from discontinued operations	(179)	13	515	(404)	(115)
Net income (loss)	(6,497)	(4,907)	2,342	(223)	(2,339)
Net income (loss) attributable to non-controlling interest from discontinued operations	(36)	3	103	(386)	(309)
Net income (loss) attributable to RADA Electronic Industries’ shareholders	$(6,461)	$(4,910)	$2,239	$163	$(2,030)
Basic net income (loss) per Ordinary share attributable for RADA Electronic Industries’ shareholders	$(0.53)	$(0.35)	$0.07	$0.02	$(0.05)
Diluted net income (loss) per Ordinary share attributable for RADA Electronic Industries’ shareholders	$(0.53)	$(0.35)	$0.06	$0.02	$(0.05)
Weighted average number of shares used to compute basic net income (loss) per share	11,904	14,029	24,957	33,185	38,149
Weighted average number of shares used to compute diluted net income (loss) per share	11,904	14,029	28,127	33,717	38,841

	As of December 31,
	2015	2016	2017	2018	2019
	(U.S. dollars in thousands)
BALANCE SHEET DATA:
Working capital	$6,522	$11,106	$25,641	$37,840	$31,805
Total assets	18,576	20,987	36,030	53,502	64,915
Short-term credits and current maturities of long-term loans	-	-	-	-
Convertible note - short term	3,090	3,175	-	-
Shareholders’ equity (Excluding Non-controlling interest)	$8,507	$10,516	$28,526	$42,213	$41,420

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

Risks Related to Our Business and Our Industry

We have a history of operating losses and may not be able to sustain profitable operations in the future. To the extent that we incur operating losses in the future, we may not have sufficient working capital to fund our operations.

We incurred operating losses in three of the five years ended December 31, 2019 and may not be able to achieve or sustain profitable operations in the future or generate positive cash flows from operations. As of December 31, 2019, our accumulated deficit was $79 million, and we had cash, cash equivalents and short-term bank deposits of $13.8 million, compared to cash, cash equivalents and short-term bank deposits of $20.8 million as of December 31, 2018. Based on our current operations, we believe our existing funds will be sufficient to fund our operations in 2020. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing. Such financing may not be available, or if available, may not be on terms satisfactory to us. If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.

While we have met with initial success in the introduction of our advanced ground radars for tactical applications such as defense forces protection and border protection, there can be no assurance that we will succeed in obtaining general market acceptance or that we will ever recover our investment in this new product family.

We have developed a number of radar hardware platforms for use in combat vehicles and tactical protection applications for defense forces and border protection. In December 2014, we announced the first significant order for this product family and while we have been successful in marketing our ground radar products since then, we cannot assure you that our ground radars will achieve broad market acceptance.

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

Due to inaccurate forecasts, mistakes or business changes, we may be exposed to inventory-related losses on inventory we purchased in advance and part of our inventory may be written off, which would increase our cost of revenues.

We normally purchase more inventory than is immediately required in order to shorten our delivery time especially in the event of an increase in demand for our products. If the actual orders from our customers are lower than projected or if we decide to change our product line or our product support strategy, we will have excess inventory of components or finished products. Our inventory levels may be too high, and inventory may become obsolete or over-stated on our balance sheet. Our inventory of finished products may accumulate. The rate of accumulation may increase in a period of economic downturn. This would require us to write off inventory, which could adversely affect our gross profit and results of operation.

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

In line with our growth strategy, we entered into a number of strategic relationships with Embraer S.A., or Embraer, Hindustan Aeronautics Ltd., or HAL, IAI, Lockheed Martin Corporation, or Lockheed Martin, Boeing Defense, Space & Security, or Boeing, Rafael Advanced Defense Systems Ltd., or Rafael, Elbit Systems Ltd., or Elbit,  Leonardo DRS, or DRS and Ascent Vision Technologies,  or AVT, to increase our penetration into the defense electronics market. We are currently investing and intend to continue to invest significant resources to develop these relationships and additional new relationships. Should our relationships fail to materialize into significant agreements or should we fail to work efficiently with these companies, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

Our growth is dependent in part on the development of new products, based on internal research and development, including the expansion of our radar offerings. We may not accurately identify market needs before we invest in the development of a new product. We may also face difficulties or delays in the development process that will result in our inability to timely offer products that satisfy the market and competing products may emerge during the development and certification process.

Reductions in defense budgets worldwide may cause a reduction in our revenues, which would adversely affect our business, operating results and financial condition.

Substantially all of our revenues are derived from the sale of products with military applications. These revenues totaled approximately $44 million, or 100% of our revenues in 2019, $28 million, or 100% of our revenues, in the year ended December 31, 2018 and $26 million, or 100% of our revenues, in the year ended December 31, 2017. The defense budgets of a number of countries have declined and may be reduced in the future. Declines in defense budgets may result in reduced demand for our products and manufacturing services. This would result in reduction in our core business’ revenues and adversely affect our business, results of operations and financial condition.

The current novel strain of coronavirus (COVID-19) may adversely affect our operations and business.

If a pandemic, epidemic or outbreak of an infectious disease occurs in the United States, Israel or elsewhere, our business may be adversely affected. In December 2019, COVID-19 was identified in Wuhan, China. This virus continues to spread globally and as of March 2020, has spread to over 100 countries, including the United States and Israel. The spread of this virus has resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic.” Many countries around the world have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus.  The Government of Israel now requires all travelers arriving in Israel to remain in home quarantine until 14 days have passed since the date of entry into Israel. In addition, gatherings of 10 or more people in one place have been restricted, schools have been closed and employees are being asked to work remotely.

We currently anticipate that the COVID-19 outbreak will have a negative effect on our operations. The restrictions imposed as a result of the outbreak are likely to cause operating difficulties, COVID-19 will likely have a negative impact on our ability to generate revenues due to the inability of certain of our sales and support teams to travel and/or meet with customers or provide on-site services. The spread of COVID-19 may also result in order cancellations, delays and delivery suspensions. As a result, our business and operating results will likely be negatively affected. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including, reductions in in defense spending because of the financial impact of the pandemic on governmental budgets and the governmental actions to contain COVID-19.

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

We could also be exposed to credit risk and payment delinquencies on our accounts receivable. In particular, there is currently significant uncertainty about the future relationship between the U.S. and various other countries, with respect to trade policies, treaties, government regulations, and tariffs. Although we partially manufacture in the US, major developments in trade relations, including the imposition of new or increased tariffs by the U.S. and/or other countries, and any emerging nationalist trends in specific countries could alter the trade environment and consumer purchasing behavior which, in turn, could have a material effect on our financial condition and results of operations.

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

A significant portion of our revenues is derived from a small number of customers. During the years ended December 31, 2019 and 2018, 61% and 72% of our revenues, respectively, were attributable to nine customers. We anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers. No assurances can be given that our customers will continue to purchase our products, that we will be successful in any bid for new contracts to provide such products, or that if we were granted subsequent orders, such orders would be of a scope comparable to the sales that we have experienced to date. If our principal customers do not continue to purchase products from us at current levels or if we do not retain such customers and we are not able to derive sufficient revenues from sales to new customers to compensate for their loss, our revenues would be reduced and adversely affect our business, cash flows, financial condition and results of operations.

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

We enter into firm fixed-price contracts. If our initial cost estimates are incorrect, we can lose money on these contracts. To the extent we underestimate the costs to be incurred in any fixed-price contract, we could experience a loss on the contract, which could have a negative effect on our results of operations, financial position and cash flow.

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

We are aviation and defense company with worldwide operations. Although 78% of our sales are in Israel and North America, we expect to derive an increasing portion of our sales and future growth from other regions such as Latin America, India and Central and Eastern Europe, which may be more susceptible to political or economic instability and the economic impact of the spread of COVID-19. In addition, in many less-developed markets, we rely heavily on third-party representatives, consultants and other agents for business development, marketing and distribution of our products. Many of these third parties do not have internal compliance resources comparable to ours. Business activities in many of these markets have historically been more susceptible to corruption. If our efforts to screen third party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, which may adversely affect our reputation and our business, financial condition or results of operations.

Exports (whether direct sales or sales through our Israeli customers) accounted for 71% of our revenues in 2019, 63% of our revenues in 2018 and 76% of our revenues in 2017. Our reliance on export sales subjects us to many risks inherent in engaging in international business, including:

●	Limitations and disruptions resulting from the imposition of government controls;

●	Changes in regulatory requirements;

●	The global impact of the COVID-19 pandemic;

●	Export license requirements;

●	Economic or political instability;

●	Trade restrictions;

●	Changes in tariffs;

●	Currency fluctuations;

●	Longer receivable collection periods and greater difficulty in accounts receivable collection;

●	Greater difficulty in safeguarding intellectual property;

●	Difficulties in managing overseas subsidiaries and international operations; and

●	Potential adverse tax consequences.

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

Risk Factors Related to Our Ordinary Shares

Certain of our shareholders beneficially own a substantial percentage of our ordinary shares.

DBSI holds approximately 15.7% of our outstanding ordinary shares and three other shareholders hold 6.9%, 5.2% and 5.0% of our outstanding ordinary shares. This concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration could also accelerate these same transactions in lieu of others depriving shareholders of opportunities. This concentration of ownership may also cause a decrease in the volume of trading or otherwise adversely affect our share price.

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

Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recessions, pandemics, interest and currency rate fluctuations, and political events or hostilities in or surrounding Israel, could adversely affect the market price of our Ordinary Shares.

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

U.S. holders of our Ordinary Shares may face income tax risks. We have been advised that we may have been a “passive foreign investment company” (“PFIC”) for the 2018 taxable year, but that we were likely not a PFIC for the 2019 taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below in Item 10E. “Additional Information – Taxation”) of our Ordinary Shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” If we are treated as a PFIC, U.S. Holders of Ordinary Shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their Ordinary Shares. In particular, dividends paid by us, if any, would not be treated as “qualified dividend income,” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders. Since PFIC status depends upon the composition of our income and the market value of our assets from time to time, even if we were not a PFIC in 2018, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our Ordinary Shares.

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

Service of process upon our directors and officers and the Israeli experts named in this annual report, most of who reside outside the U.S., may be difficult to obtain within the U.S. Furthermore, since substantially most of our assets, our directors and officers and the Israeli experts named in this annual report are located outside the U.S., any judgment obtained in the U.S. against us or these individuals or entities may not be collectible within the U.S.

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

We develop, manufacture and sell defense electronics, including tactical land-based radars for defense forces and for critical infrastructure protection solutions, avionics solutions for unmanned aerial vehicles and airborne data/video recording and management systems. In addition, in 2019 we completed the sale of our legacy commercial products subsidiary, Beijing Hua Rui Aircraft Maintenance and Service, Co., Ltd., known as CACS. The financial results presented in this annual report were adjusted to present CACS’ results in a separate line as “Discontinued Operations.”

In March 2018, we announced the formation of a joint venture company with SAZE Technologies LLC or SAZE of Silver Spring, MD. The new company, RADA Technologies LLC, or RTL is based in Germantown, Maryland. In July 2019 we purchased all of SAZE’s interests in RTL, which is now wholly owned by us. RTL is focused on the adaptation of our tactical radar technology for the U.S. market, certifying the radars to U.S. standards, establishing production capabilities and providing infrastructure for maintenance and support. In the first quarter of 2020 RTL commenced the manufacture of certain radars.

B. Business Overview

Industry Overview

We are a product-oriented company focused on the defense electronics market. This is a growing market and is currently a large part of the defense industry. The defense electronics market reflects two contradictory trends, the proliferation of defense electronics, which has been offset by the significant reduction in the price of electronic systems which is reducing the dollar value of the market. Today, new military vehicles of all kinds are equipped with significantly more electronic systems than they used to carry in the past. The increasing usage of advanced electronics in modern vehicles, including upgrades of existing technology and the growing use of unmanned vehicles of all kinds, have provided significant growth to the market.

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

Suppliers of defense electronic systems are either providers of products and sub-systems to major integrators and platform manufacturers, or are providers of integrated systems to the industry or to the armed forces. These companies are typically very large and have diversified product offerings.

New products in the defense electronic market are usually developed utilizing customer sponsored research and development funds, and are typically tailored to specific customer needs. In many cases, the customer who pays for the design and adaptation, limits the use of intellectual property that was funded by it for other applications, due to either commercial or security reasons. We are developing our products utilizing our internal resources, and as a result we own the proprietary rights and are able to address a wide range of customers and integrators.

Products and Services

We primarily sell state-of-the-art defense electronics products. We may also provide end-to-end solutions for one or more systems or sub-systems. Our current product lines are:

●	Tactical radars, land-based, for defense forces and critical infrastructure protection solutions;
●	Military Avionics (data/video recorders, core avionics for aircraft and UAVs, and Inertial Navigation Systems, or INS).

 Land-Based Tactical Radars for Defense Forces and Critical Infrastructure Protection Solutions.

We develop advanced land-based radars for tactical applications such as defense forces protection and critical infrastructure protection. Our pulse Doppler, software-defined radars are solid-state, fully digital, incorporate active electronically scanned array, or AESA antenna, are compact, mobile and highly reliable, provide hemispheric spatial coverage and multi-mission capabilities, can operate on-the-move, or OTM, and demonstrate unprecedented performance-to-price ratio.

The conflicts in which modern armies have been engaged in recent years dictate the needs for instantaneous and real-time intelligence, minimal cycle time for target acquisition, highly accurate weapons with minimal collateral damage and discrimination between hostiles and civilians. Our tactical radars, which move with the maneuvering combat units in the field and operate OTM, provide the real-time knowledge of whether and from where they are threatened, detect all relevant threats, whether unfriendly fire or drones/UAVs/fighters/helicopters from any angle (including very high angles), discriminate among threats and provide the needed intelligence for any course of action, whether counter-fire or avoidance. We believe that the performance-over-price ratio of our radars makes them ideal solutions for the current needs and requirements of the maneuver forces, and for the protection of critical infrastructure against a variety of threats that can be applied on it.

We have developed various radar hardware platforms: the compact hemispheric radar, or CHR, and its advanced variants, eCHR and aCHR, which are tailored for use on combat vehicles and short-range protection applications; and a family of multi-mission hemispheric radars, or MHRs, and its advanced variant, ieMHR, which are tailored for use in force and critical infrastructure protection applications. All of our radar platforms share basic characteristics, but differ in range, size, weight, and price. We implement several operational missions for our platforms by soft-changing the radar operational parameters.

The current operational missions of the CHR family of radar platforms are:

●
Radar sensors for active protection systems, or APS, detecting all relevant threats that may be fired at combat vehicles, including RPGs, anti-tank guided missiles (ATGMs) and projectiles and provide 360° hemispheric coverage. The system delivers threat data to the APS, enabling it to neutralize threats.

●
Very-short-range hemispheric air surveillance radar system which can detect, classify and track aerial vehicles, with emphasis on small UAVs. Mobile or stationary, the system can be integrated with any C4I system and other radars and sensors, and can operate either as a stand-alone, or as part of a large-scale surveillance system.

●
Perimeter and border protection, detecting, identifying, and tracking aerial and surface intruders including slow and small aircraft, vehicles, vessels, and pedestrians at tactical ranges. Our radars can operate either on a stand-alone basis, or as part of a large-scale surveillance system.

The current operational missions of the MHR family of radar platforms are the following:

●
Hostile fire detection radar systems which detect, track, classify and locate direct and elevated threats fired at stationary or mobile forces. They compute the Point-of-Origin (POO) and Point-of-Impact (POI) of the threats, which may be rockets, artillery, mortars, ATGMs, RPGs, and more other threats. The systems can be integrated with any protection and Command, Control, Communications, Computers and Intelligence (C4I) system and be installed at stationary bases and posts, or onboard fighting vehicles.

●
Tactical hemispheric air surveillance radar systems which detect, classify and track all types of aerial vehicles, including fighters, helicopters, UAVs, transport aircraft, etc. at tactical ranges. Mobile or stationary, the systems can be integrated with any C4I system and other radars and sensors, and can operate either as a stand-alone, or as part of a large-scale surveillance system.

●
Three-dimensional perimeter surveillance radar systems for critical infrastructure protection can detect, identify, and track aerial and surface intruders including slow and small aircraft, air breathing targets, vehicles, vessels, and pedestrians at tactical ranges. The systems can operate either as a stand-alone, or as part of a large-scale surveillance system.

Among our customers and users of our radar systems are leading defense forces and defense contractors worldwide, including the Israeli MOD, IMI (an Elbit Systems subsidiary), Rafael, MER Group, Lockheed Martin, Boeing, Leonardo DRS, AVT, General Atomics, Elettronica, the U.S. Marine Corps and Navy, the U.S. Air Force, Indian Security Forces, Rheinmetall, and many additional integrators and end-users. Some of our customers have purchased a small number of radars for evaluation and integration in their air defense and/or other systems. These initial purchases may turn into larger production orders upon evaluation.

Military Avionics

We are active in the field of mission data and video recording, management, and post-mission analysis and debriefing for fighter and trainer aircrafts. Over the past 25 years we have developed, fielded and supported a wide range of solid-state digital recorders, cameras and debriefing systems for aerospace and military applications, including:

●	Flight data recorders, or FDR, for fighter aircraft;
●	Digital video/audio/data recorders, or DVDR (with data transfer functions);
●	HD-DVDR, high definition digital video/audio/data recording for fighter and trainer aircrafts.
●	A wide range of head-up-displays color video cameras, or HCVC, for fighter aircraft; and
●	A variety of ground debriefing solutions, or GDS.

These digital recorders feature state-of-the-art technologies and are designed for military applications. Our high-performance recorders provide simultaneous, high-capacity video (both analog and digital/HD), audio and data recording, high throughput and mass storage handling capabilities, supporting rapid dissemination and real-time playback. Our video recorders implement MPEG-2 and/or MPEG-4 (H.264) compression formats, supporting up to 128GB of solid-state memory, facilitating continuous recording over extended mission durations. Recent upgrades to our recorders provide the ability to record high-definition video formats such as HD-SDI.

Our GDS synchronized video, audio, data, and air combat maneuvering debriefing. GDS vary from personal, laptop-size debriefing units, through robust desktop multi-channel systems supporting the mission debriefing of four-aircraft formations up to large-scale simultaneous debriefing systems. These network-based systems support large numbers of participants operating from different locations, and provide advanced data management features.

We have been a developer and manufacturer of core avionics systems for over 35 years. We currently offer a wide spectrum of military avionics systems designed for integration in new and upgraded military aircraft and UAVs worldwide. Our core avionics products are easily adapted to western, eastern, and indigenous-origin platforms of all kinds. In particular, our avionics for UAVs are extremely compact through modern board connectivity solutions, use of innovative passive/conductive cooling techniques, withstand extreme environmental conditions and are very reliable and affordable.

We offer the following avionics solutions:

●	Mission data recorders and debriefing solutions and HUD video cameras (as described above);
●	Avionics for UAVs (Interface control processors, engine control computers, Payload management computers and others);
●	Compact, MEMS-based, multiple-sensor aided INS for UAVs and backup INS for manned aircraft;

Our airborne products and system solutions are fully qualified and operated by leading air forces and prime integrators worldwide, such as the Israeli Air Force, or IAF, Lockheed Martin, Boeing Company, HAL, Embraer, IAI, Rafael, the Chilean Air Force, and many others. Our units are installed onboard F-16, F-15, T-6, A-4, Jaguar, MiG-27, Su-30MKI, Dhruv Helicopter, MiG-29, Super-Tucano and other aircraft, and onboard a large number of UAVs.

Business Development, Sales and Marketing

Strategy

Our business development strategy is based on the following principles:

●
Becoming a reliable and trusted supplier of sensors and sub-systems to defense system integrators and major platforms manufacturers with global sales, such as Lockheed Martin, Boeing, Elbit, IAI, Rafael, Leonardo DRS, Embraer, HAL, Elettronica, AVT and others.

●
Establishing operations s in our primary target markets (i.e. U.S.), either through subsidiaries or through joint ventures, for local presence, direct market development, localization of the technology, production and customer support.

●
Expanding our global business development efforts and potential customer base, by engaging business development consultants and service providers in the countries and territories in which our products may be used, and actively managing this global network; and

●
Establishing strategic relationships with leading integrators in the prime target markets for tactical radars, i.e. U.S. Europe, India; such relationships may involve indigenization and localization of our technologies to enable sales in significant quantities in these markets.

Strategic Relationships and Customers

As part of our strategy, we have established a number of strategic relationships with leading global defense contractors and several air forces. We have focused our marketing and sales efforts to support these relationships.

Lockheed Martin. Lockheed Martin is the manufacturer of the F-16 aircraft, one of the most popular fighter aircraft in the western world today. We are supplying the DVDR, HD-DVDR and GDS for new F-16 aircraft production and for F-16 upgrade programs led by Lockheed Martin. In 2015, Lockheed Martin ordered a single radar system for integration in their internally funded high energy laser research and development program and recently acquired a second radar for the same purpose.

IMI Systems. IMI (a subsidiary of Elbit Systems) is a world leader in the field of APS for land platforms and is the developer and manufacturer of the “Iron Fist” APS. We teamed with IMI on the integration and production of our CHR family of radars as part of their “Iron Fist” APS solution for local and global customers. During 2016, there was a global increase in the interest of major forces in APS. As a result, in 2018 and 2019 we engaged in extensive efforts with IMI to integrate, test and provide its “Iron Fist” APS to customers in Europe and North America, along with our on-going support. We have sold dozens of radars to IMI to support these activities. We anticipate that these testing efforts will mature into acquisition programs. The first acquisition program was purchased by the IMOD in the end of 2019 to equip the Eitan fighting vehicle with the Iron Fist APS.

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

Leonardo DRS. DRS is a major player in the defense electronics market in North America, with a focus on tactical systems and radars. In 2017, we signed a cooperation agreement with DRS to market and sell our tactical radars in the North American market for counter-UAV, short-range air defense, and other solutions. DRS has acquired a few MHR radars and is actively promoting our radars as part of their system solutions. In 2018, DRS was selected by the US Army as the mission equipment package provider for the Army’s IM-SHORAD program, which includes our MHR radars as onboard search sensors. This program has the potential for sale of 144 vehicles, each with 4 MHR radars on board. To date, we have delivered radars for seven prototype units and received a purchase order for 16 more units.

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

Military Forces. We are the sole provider of digital recorders and debriefing solutions to the Chilean Air Force and are the primary provider of recorders and debriefing solutions to a major Asian air force. Two other Asian military forces have purchased radars for air surveillance and counter-mortar applications. Our tactical radars are used by the U.S. Navy and Marines as part of their ground-based air defense advanced MADIS system. We believe that these strategic relationships with military forces provide us with the potential for prolonged cooperation.

Israel Aerospace Industries. We actively supply avionics and test equipment to four different divisions of IAI, and in particular to the MALAT division, who is a major UAS global provider and utilizes our products and services for repeated follow-on orders.

Hindustan Aeronautics Ltd. HAL is the major aerospace integrator in India. We are currently cooperating with four divisions of HAL and supply DVDRs, HCVCs, GDS, support equipment and other services.

Embraer S.A. The Military Aircraft Division of the Brazilian aircraft manufacturer is a strategic customer. In addition to supplying avionics such as DVDR, INS and HCVC to Embraer, we are participating in Embraer’s programs through the development and supply of avionic units per their specifications and their training and support activities.

Business Development and Marketing

Our Chief Executive Officer, Mr. Dov Sella, together with Mr. Gil Schwartz, our VP Business Development & Marketing, lead our business development and marketing efforts from Israel. Mr. Bill Watson, Ms. Charlene Caputo and Mr. Max Cohen are responsible for our business development and marketing efforts in North America. We currently employ twelve additional professionals (seven of which are part-time consultants) in business development and the sales of our products. Our program managers, Chief Technology Officer, VP Customer Solutions, VP Product Development and our product managers and engineering departments support our marketing and sales efforts with respect to proposal preparations and product demonstrations. In addition, we have engaged business development consultants in Europe, South America and Asia who receive success fees for sales generated by them.  Our RTL subsidiary is responsible for business development in the North-American market and works directly with and in cooperation with our U.S. partners on the exploitation of large opportunities in the U.S. Four of our seven part-time consultants are supporting this activity.

The Israeli Ministry of Defense has historically supported, and continues to support, our marketing efforts through its defense export assistance branch and through various projects for the IDF and its related divisions. There is no guarantee that this type of assistance will be available to us in the future.

We take part and present our tactical radars at the major land systems exhibitions on a regular basis, such as the AUSA Annual Meetings, Eurosatory in Paris, DSEI in London, and in regional or focused exhibitions such as DefExpo in India and SOFIC, MDM and many others in the USA.

Fixed Price Contracts

Some of our contracts are fixed-price contracts, under which the price is not subject to adjustment by reason of the costs incurred in the performance of the contracts, as long as the costs incurred, and work performed, fall within governmental guidelines. Under our fixed-price contracts, we assume the risk of increased or unexpected costs that may reduce our profits or even generate losses. This risk can be particularly significant under fixed-price contracts for research and development involving new technologies.

Our books and records may be subject to audits by the Israeli Ministry of Defense and other governmental agencies, including the U.S. Department of Defense. These audits may result in adjustments to contract costs and profits.

Principal Customers

We generally complete a few major transactions each year, each accounting for than 10% of our revenues for such year. As a result, each year a significant portion of our revenues is derived from a small number of customers. The following table sets forth our principal customers in 2017, 2018 and 2019:

	Percentage of Revenues
	2017	2018	2019
Israel Aerospace Industries	7%	7%	12%
RAFAEL	2%	11%	8%
Hindustan Aeronautics Ltd	5%	11%	3%
Lockheed Martin Corporation	13%	6%	3%
Leonardo DRS	35%	4%	6%
Customer in Israel	-%	12%	4%
SAZE Technologies LLC	3%	12%	4%

Although we continually strive to increase the number of our customers, we anticipate that a significant portion of our future revenues will continue to be derived from a small number of customers. Because of our dependency on a small number of customers and on government contracts, we are subject to business risks, including changes in governmental appropriations and changes in national defense policies and priorities. Although many of the programs in which we participate as a contractor or subcontractor may extend for several years, our business is dependent upon annual appropriations and funding of new and existing contracts. Most of the contracts are subject to termination for the convenience of the customer, pursuant to which the customer pays only for reimbursement of costs incurred and the applicable profit on work performed. The Israeli Government or any other government may discontinue funding purchases of our products.

Geographical Markets

We sell our products to various air forces and companies worldwide. The following table presents our revenues by geographical markets for the periods indicated:

	2017	2018	2019
Israel	24%	37%	28%
South and Latin America	2%	4%	2%
Asia	17%	11%	6%
North America	55%	42%	50%
Europe	1%	6%	14%
Australia	1%	-%	-%

Competition

The markets for our products are highly competitive. Our principal competitors in the avionics and recorder markets include Elbit Systems Ltd., Honeywell International Inc., IAI, Northrop Grumman Corporation, Sagem Avionics LLC., Thales Group and Zodiac Aerospace Group. Our principal competitors on tactical radars are IAI (through its subsidiary, Elta), SRC Inc., Raytheon, Northrop Grumman, Dynetics (Leidos), SAAB, Thales, Hensoldt and Leonardo Selex. We expect to continue to face competition from these and other competitors. All of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

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

Manufacturing and Quality Control

Our Israeli production plant is located in Beit She’an, Israel. The plant is equipped to handle most of our manufacturing processes and testing requirements. For some processes we utilize outsourced resources. This structure allows us flexibility and versatility. To support the growth in radar production, we have established a supply chain of board assembly providers and chassis/casting providers, while final assembly, calibration and testing is accomplished internally. We are also in the final process of physically duplicating our Israeli assembly facilities in the U.S. and adapting them for the U.S. market.

We place great emphasis on quality control in our production processes. Commencing with customer requirements and expectations, via raw material inspection through completion, specifications are repeatedly checked. We maintain a quality assurance team that participates in every stage of the design and manufacturing of the products. Our quality management system is certified by the Standards Institute of Israel, or SII, pursuant to ISO 9001:2015 for hardware design and production and ISO 90003:2018 for software design. SII performs quality system audits twice a year and various customers perform audits four to six times a year. Our environmental management system is certified by SII to ISO 14001:2015. Our quality management system is also certified according to AS-9100D (2016), a quality management system for aerospace requirements.

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

Source and Availability of Raw Materials

We acquire most of the components for the manufacturing of our products from suppliers and subcontractors, most of whom are located in Israel and the U.S. Some of these suppliers are currently the sole source of one or more components upon which we are dependent. Since many of our purchases require long lead-times, a delay in supply of an item can significantly delay the delivery of a product. To date, we have not experienced any specific difficulties in obtaining timely deliveries of necessary components. We depend on a limited number of suppliers of components for our products and if we are unable to obtain these components when needed, we would experience delays in manufacturing our products and our financial results could be adversely affected.

C. Organizational Structure

RADA Technologies LLC, or RTL, a Delaware LLC, based in Germantown, Maryland, is our only significant subsidiary.

D. Property, Plants and Equipment

We own a 30,000 square feet industrial building in Beit She’an, Israel. The building, which includes manufacturing facilities and warehouse space, is situated on land leased from the Israel Land Authority for a period of 49 years ending in 2034. The plant has sufficient capacity to meet our current requirements.

Our executive offices, sales and marketing and research and development facilities are located in a 22,600 square feet office facility in Netanya, Israel. The lease for this facility expires in January 2022. The aggregate annual rent for our offices in Israel was approximately $454,000 in 2019.

As of December 2019, RTL is occupying approximately 25,000 square feet of office and production facilities in Germantown, Maryland. The lease for this facility, whose current monthly rental cost is approximately $57,000, expires in June 2030.

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

Overview

We develop, manufacture and sell defense electronics including tactical land radars for force and critical infrastructure protection applications, and military avionics systems for manned and unmanned aircraft. Our U.S. wholly owned RTL subsidiary, is focused on adapting our tactical radar technology for the U.S. market by altering our technology to meet U.S. customer requirements, certifying the radars to U.S. standards, manufacturing radars and providing maintenance and support.

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

Impairment of Long-Lived Assets. We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount of the carrying value of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2019, 2018 and 2017, no impairment losses were identified.

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

Inventory valuation. The majority of our inventory consists of work in progress, raw materials and components. Inventories are valued at the lower of cost or market. Cost of finished goods is determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs. Raw material is valued using the “FIFO” method. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material items based on their potential utilization. If we consider specific inventory to be damaged, we write such inventory down to zero. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, and excess inventories. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning the future utilization of the inventory items. Write-offs of inventories for the years ended December 31, 2019, 2018 and 2017 amounted to $230,000, $39,000 and $122,000, respectively. The write-offs were due to slow-moving items and excess inventories and were recorded in cost of revenues. As of December 31, 2019 and 2018 the Company turned part of the slow-moving inventory provision due to sales and disposals of certain items in the amount of $455,000 and 129,000, respectively, which was recorded as income in cost of revenues.

Allowance for doubtful accounts. Our trade receivables are derived from sales to customers all over the world. We perform ongoing credit evaluations of our customers. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was $2,000, $2,000 and $14,000 for the years ended December 31, 2019, 2018 and 2017, respectively.

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

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
Revenues	100%	100%	100%
Cost of revenues	68.1%	63.6%	64.0%
Gross profit	31.9%	36.4%	36.0%
Research and development, net	6.3%	11.3%	15.6%
Marketing and selling	8.2%	10.2%	9.1%
General and administrative	9.8%	14.3%	16.0%
Net loss from sale of fixed assets	0%	0.4%	0%
Operating income (loss)	7.6%	0.2%	(4.7)%
Financial (expenses) income, net	(0.6)%	0.4%	(0.3)%
Net income (loss) from continuing operations	7.0%	0.6%	(5.0)%
Net income (loss) from discontinued operations	1.9%	(1.4)%	(0.3)%
Net income (loss)	8.9%	(0.8)%	(5.3)%
Net income (loss) attributable to non-controlling interest	(0.3)%	(1.4)%	(0.7)%
Net income (loss) attributable to RADA Electronic Industries’ shareholders	8.6%	0.6%	(4.6)%

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Revenues. Our revenues increased by 58% to $44.3 million in 2019 from $28.0 million in 2018, mainly due to the increase in sales of our radars.

Cost of Revenues. Cost of revenues were $28.4 million in 2019 and $17.8 million in 2018, reflecting the increase in revenues.

Gross Profit. Our gross profit increased by 56% to $15.9 million in 2019 from $10.2 million in 2018. Our gross profit margin was approximately 36.0% in 2019 and 36.4% in 2018. The increase in our gross profit in 2019 was mainly attributable to the increase in revenues generated from the sale of radars.

Research and Development Expenses, Net. Our research and development expenses, net increased by 117% to $6.9 million in 2019 from $3.2 million in 2018. The increase is a result of our strategy to achieve and maintain a technological edge for our products in the market.

Marketing and Selling Expenses. Marketing and selling expenses increased by 41% to approximately $4.0 million in 2019 from $2.9 million in 2018. We increased our level of marketing and selling expenses primarily due to our efforts to sell our radar products, mainly reflected in the costs incurred as part of our participation in field demonstrations requested by our potential customers as well as because of the costs associated with developing our RTL subsidiary in the U.S.

General and Administrative Expenses. General and administrative expenses increased by 77% to approximately $7.1million in 2019 from $4.0 million in 2018. The increase is primarily attributable to the development of RTL in the U.S. as well as to the increase in the non-cash expense associated with employee option compensation.

Financial Expenses (Income), Net. We had net financial expenses of $0.1 million in 2019 while we incurred $0.1 million of net financial income in 2018.

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Please see Item 5A of our Form 20-F for the year ended December 31, 2018 filed on April 1, 2019 for this comparison.

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

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at a rate of 23% in 2019 and are subject to the same corporate tax rate in 2020.

As of December 31, 2019, our net operating loss carry forward for Israeli tax purposes was approximately $64 million, not including capital loss carry forwards of approximately $3.8 million. As of December 31, 2019, our U.S. subsidiaries have U.S. federal carryforward tax losses of approximately $3.0 million.

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

	Year Ended December 31,
	2015	2016	2017	2018	2019
NIS vs. U.S. Dollar	0%	(1.0)%	(9.8)%	3.19%	(7.8)%
Israeli Consumer Price Index	(1.0)%	(0.2)%	1.5%	0.8%	0.6%

Since exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Recently Issued Accounting Standards

New accounting pronouncements not yet effective:

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. The new accounting standard will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year. We do not expect that adoption of this standard will have a material impact on our consolidated financial statements.

Recently Adopted Accounting Pronouncements:

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, “Leases” ("ASC 842"), on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. We have adopted a policy whereby leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under the prior guidance (ASC 840). The new standard requires lessors to account for leases using an approach that is substantially equivalent to ASC 840 guidance for sales-type leases, direct financing leases and operating leases. The new standard supersedes the previous leases standard, ASC 840, "Leases". We adopted the new standard as of January 1, 2019, using the modified retrospective approach. Consequently, prior period balances and disclosures have not been restated. We have elected to utilize the available package of practical expedients permitted under the transition guidance within the new standard which does not require it to reassess the prior conclusions about lease identification, lease classification and initial direct costs. We elected the practical expedient to not separate lease and non-lease components for all its leases. This results in the initial and subsequent measurement of the balances of the right-of-use asset and lease liability being greater than if the policy election was not applied. The Company also elected the short-term lease recognition exemption for all leases with a term shorter than 12 months.

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

We had working capital of $31.8 million as of December 31, 2019 compared with working capital of $37.8 million at December 31, 2018. Cash and cash equivalents were $13.8million as of December 31, 2019 compared to $20.8 million as of December 31, 2018. The decline in working capital and cash and cash equivalents is principally attributable to a $5.9 million increase in inventories to support our increase in sales, our investments in RTL and increased research and development expenses.

As of December 31, 2019, our banks provided $0.35 million of guarantees on our behalf, mainly to our customers and suppliers in the ordinary course of business. The guarantees are secured by a first priority charge on our restricted cash total $0.38million as of December 31, 2019.

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

DBSI also granted our company an option, exercisable by either us or DBSI, for us to obtain a three-year loan in the principal amount of up to $3.175 million solely for the purpose of the repayment of the outstanding shareholders’ debt. We exercised such option in June 2016 and used the funds to fully repay our outstanding shareholders’ debt.

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

DBSI’s exercise of warrants has resulted in proceeds to our company of $1.25 million in 2016, $1.95 million in 2017 and $0.8 million in 2018. There are no outstanding warrants held by DBSI.

In connection with the 2016 DBSI transaction, we issued warrants to purchase 255,319 Ordinary Shares to each of Legos Advisors Ltd. and Mr. Avi Geffen as commission and finder’s fees. All of these warrants were exercised in 2017 for total consideration of $0.24 million.

On November 15, 2016, we completed a $2 million registered direct offering of 1,904,762 Ordinary Shares at a price per share of $1.05 to The Phoenix Insurance Company Ltd. (“Phoenix”) and its affiliate, Shotfut-Menayot-Israel-HaPhoenix Amitim Ltd. At the same time, DBSI invested an additional $1 million in our company through the exercise of 2,127,660 warrants.

On August 20, 2017, we sold 4,604,500 of our Ordinary Shares to Israeli institutional investors, at a price of $2.15 per share pursuant to our shelf registration statement.

On November 13, 2018, one of our consultants exercised 111,000 warrants and was issued 62,601 Ordinary Shares in a cashless exercise.

On December 6, 2018 we completed a $12.5 million registered direct offering of 4,545,454 Ordinary Shares at a price per share of $2.75, of which $10 million was invested by Psagot and $2.5 million by Phoenix, two Israeli institutional investors. In addition, on January 16, 2019 we issued 545,454 Ordinary Shares to DBSI in a shareholder approved private placement for approximately $1.5 million, reflecting a price per share of $2.75.

On January 20, we raised in an underwritten public offering of 4,819,052 Ordinary Shares at a price of $5.25 per share, for a total consideration of $25,300. Offering costs amounted to approximately $1,800.

We made capital expenditures of $ 4.6million in the year ended December 31, 2019, primarily for machinery and equipment for use by RTL and our manufacturing facility in Israel. We currently do not have any significant capital spending or purchase commitments.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2017	2018	2019
	(U.S. dollars in thousands)
Net cash provided by (used in) operating activities from continuing operations	1,722	(3,858)	(3,461)
Net cash used in investing activities from continuing operations	(1,806)	(948)	(5,133)
Net cash provided by financing activities from continuing operations	11,292	12,798	966
Net cash provided by (used in) operating activities from discontinued operations	(644)	1,186	-
Net cash used in investing activities from discontinued operations	(101)	(2)	-
Effect of exchange rate changes on cash and cash equivalents	(138)	(420)	-
Increase (decrease) in cash and cash equivalents and restricted cash	10,325	8,756	(7,628)
Cash and cash equivalents and restricted cash at beginning of the year	2,681	13,006	21,762
Cash and cash equivalents and restricted cash at end of the year	13,006	21,762	14,134
Less cash and cash equivalents of discontinued operation at the end of the year	267	526	-
	12,739	21,236	14,134

Continuing Operations:

Net cash used in operating activities was $3,461,000 in 2019. This was primarily due to an increase in inventories of $6,613,000and a net loss of $2,339,000. This was offset by depreciation and amortization expenses of $1,223,000, share based non-cash compensation to employees of $1,148,000, an increase in trade payables of $1,439,000 and an increase in other accounts payables of $2,729,000. Net cash provided by operating activities was $3,858,000 in 2018. This was primarily due to an increase in trade receivables of $6,096,000 and an increase in inventories of $3,865,000. This was offset by depreciation and amortization of $799,000, share based non-cash compensation to employees of $898,000, an increase in trade payables of $ 2,610,000 and an increase in other accounts payables of $1,693,000. Further details concerning comparative financial data for 2017, are available in registrant’s Form 20-F for the fiscal year ended December 31, 2018.

Net cash used in investing activities was $5,133,000 in 2019, primarily due to the investment of $4,092,000 in property, plant and equipment and construction-in-process of production infrastructure of $459,000 and disposal of discontinued operations of $526,000. Net cash used in investing activities was $948,000 in 2018, primarily due to the investment of $899,000 in property, plant and equipment and construction-in-process of production infrastructure of $308,000. Further details concerning comparative financial data for 2017, are available in registrant’s Form 20-F for the fiscal year ended December 31, 2018.

Net cash provided by financing activities was $966,000in 2019, reflecting mainly the issuance of Ordinary Shares in a registered direct offering. Net cash provided by financing activities was $12,798,000 in 2018, reflecting the issuance of Ordinary Shares in a registered direct offering that provided us with net proceeds of $12,252,000. Further details concerning comparative financial data for 2017, are available in registrant’s Form 20-F for the fiscal year ended December 31, 2018.

Discontinued Operations:

Net cash provided by operating activities from discontinued operations was $1,186,000 in 2018. This was primarily due to a decrease in trade receivables of $645,000. Further details concerning comparative financial data for 2017, are available in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

Net cash used in investing activities from discontinued operations was $2,000 in 2018, due to investment of $2,000 in property, plant and equipment. Further details concerning comparative financial data for 2017, are available in registrant’s Form 20-F for the fiscal year ended December 31, 2018

As a result of the foregoing, at December 31, 2019, we had working capital of $31,805,000 and cash and cash equivalents of $13,754,000as compared to working capital of $37,840,000 and cash and cash equivalents of $20,814,000, at December 31, 2018.

We expect to fund our short-term liquidity needs in 2020, including our obligations under, contractual agreements and any other working capital requirements, from our cash and cash equivalents (including funds raised in January 2020), and operating cash flow. We project that our current cash and cash equivalents and our expected cash flow from operations, will be sufficient to meet our cash requirements in 2020.

C. Research and Development, Patents and Licenses

Research and Development

Our research and development activities focus on improvements to our existing products, the development of complementary products that provide continued support for our current customers and improve our capability to market our products to new customers and to keep a competitive edge over our competitors. In 2019, 2018 and 2017 we incurred $6.9 million, $3.1 million and $1.6 million, respectively, of research and development expenses, net. The majority of these expenses are attributable to the development of our radars. In 2020, we intend to continue our investment in the research and development of new products. As of December 31, 2019, we employed 44 engineers (including 2 sub-contractors) in research and development who principally concentrate on research and development activities.

The Israel Innovation Authority, or the IIA, encourages research and development by providing grants to Israeli companies, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, as amended. The terms of such grants prohibit the manufacture of the developed products outside of Israel and the transfer of technologies developed using the grants to any person without the prior written consent of the IIA. During recent years, we developed a new radar sensor for APS, partly financed by the IIA. We received royalty bearing grants of $1.138 million from the IIA. Pursuant to applicable Israeli law, we are currently required to pay royalties at the rate of 3% of sales of products developed with certain grants received from the IIA, up to 100% of the amount of such grants, adjusted by the exchange rate with the dollar. As of December 31, 2019, our total obligation for royalty payments, net of royalties paid or accrued was zero.

D. Trend Information

In 2019, our revenues increased by approximately 58% compared to our revenues in 2018. Our future revenues will, in great measure, be dependent upon the success of our sales and marketing strategy. We are currently focusing our sales efforts on:

●	tactical radar systems for force and critical infrastructure protection solutions; and

●	military avionics.

We cannot provide any assurances that we will be successful in meeting our targets in the future. As a result of the unpredictable business environment in which we operate and the potential effects of the spread of COVID-19, we are unable to provide any specific guidance as to sales and profitability trends. However, on January 7, 2020 we provided revenues guidance for 2020 of $65 million, which guidance is subject to change. If we are unsuccessful in our sales efforts, it is unlikely that we will be able to achieve profitability in the future and we will require additional capital.

E. Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2019 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period
	(U.S. dollars in thousands)
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-term debt obligations	-	-	-	-	-
Operating lease obligations	7,996	1,164	2,063	1,172	3,597
Total	7,996	1,164	2,063	1,172	3,597

We have long-term liabilities for severance pay for certain employees that are calculated pursuant to Israeli law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Under Israeli law, employees are entitled to one month’s salary for each year of employment or a portion thereof upon termination of employment in certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. As of December 31, 2019, our severance pay liability was $0.8 million.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Yossi Ben Shalom (2)	63	Executive Chairman of the Board of Directors
Nir Cohen	47	Director
Prof. Alon Dumanis (1)(2)	69	Director
Haim Regev	53	Director
Joseph Weiss	68	Director
Tal Misch Vered (1)	52	External Director
Elan Sigal (1)	52	External Director
Kineret Yaari	35	Director
Guy Zur (2)	58	Director
Dov Sella	64	Chief Executive Officer
Avi Israel	55	Chief Financial Officer
Oleg Kiperman	66	Chief Technology Officer
Yaniv Dorani	44	Chief Operating Officer
William Watson	56	Chief Executive Officer of RADA Technologies LLC
Max Cohen	46	Chief Executive Officer of RADA Sensors Inc (RSI(3))

(1)	Member of the Audit and Compensation Committee
(2)	Member of the Business Development Committee
(3)	RADA Sensors Inc. is the sole shareholder of RADA Technologies LLC

Messrs. Yossi Ben Shalom, Nir Cohen, Haim Regev, Joseph Weiss, Guy Zur and Alon Dumanis and Ms. Kineret Yaari will serve as directors until our 2020 annual general meeting of shareholders. Ms. Misch and Mr. Sigal serve as our external directors and each currently holds office for three-year terms until October 21, 2021, and August 30, 2022, respectively. On July 22, 2019, Mr. Ben Zion Gruber retired as a member of our Board of Directors and on September 12,2019, Mr. Israel Livnat passed away.

Yossi Ben Shalom was appointed as a director of RADA effective as of May 18, 2016 and has served as the Chairman of our Board of Directors since June 14, 2016. Mr. Ben-Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. from 1998 through to 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director on numerous boards of directors, including: NICE Systems Ltd. (NASDAQ: NICE) (computer telephony); Machteshim Agan (chemistry); and Investec Bank. He also participated in the creation of TDA VC fund (a joint venture between Templeton and Tadiran) and was an active Chairman of Scopus – a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Ltd. As such, he currently serves as the Chairman of Shagrir Group Car Services Ltd. (TASE: SHGR). Mr. Ben-Shalom also serves as a director of Taldor Computer Systems (1986) Ltd. (TASE: TALD) and several other privately held companies. Mr. Ben-Shalom holds a B.A. degree in Economics and an M.A. degree in Business Management from Tel Aviv University.

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

Prof. Alon Dumanis has served as a director of RADA since 2015. Until December 31, 2015, Prof. Dumanis was the Chief Executive Officer of Dumanis Investments Ltd and its affiliates. He is currently chairman of Aposense (TASE-APOS), Managing Partner of Augmentum Ltd., CEO of ACS Air-Cyber Solutions Ltd., member of the board of directors of Lapidoth Capital (TASE-LAPD), SirVir Ltd. and advisory board member of Parazero Ltd. Prof. Dumanis was for 15 years (until 2015) the Chief Executive Officer of Docor International Management Ltd. and the General Manager of Crecor B.V. and Docor International B.V., Dutch investment companies, subsidiaries of The Van-Leer Group Foundation. He was the chairman of Van Leer Xenia (Jerusalem Technology Incubator), XSight Systems, Softlib, DNR Imaging, Clariton Networks, Bondx, and a member of the board directors of Spectronix (TASE-SPCT), Collplant (TASE-CLPT), and a member of the board of directors of other high-tech and bio tech companies in Docor’s investment portfolio. Prof. Dumanis is a former member of the board of directors of El Al Israel Airlines (TASE-LY), Tadiran Communications (TASE-TDCM), Nova Measuring Instruments (NASDAQ-NVMI), Protalix Biotherapeutics (NYSE-PLX) and Inventech Investments Co. Ltd. (TASE-IVTC). Previously, Prof. Dumanis was the Head of the Material Command in the Israel Air Force holding the rank of Brigadier General. Prof. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana, USA. Prof. Dumanis is currently a faculty member in Azrieli Jerusalem College of Engineering Jerusalem and serves as the head of the Technological Entrepreneurship graduates’ program. He has managed multi-billion-dollars R&D programs, engineering, security, information technology, logistics and Acquisition, Air-Force infrastructure programs and other projects. He was a member of various notable steering committees for the Minister of Defense and the Israel Defense Forces, Chief of General Staff, for national level strategy, technological road mapping and information technology. Prof. Dumanis has received prizes, honors and awards including the Purdue University “Outstanding Aerospace Engineer of 2001 Award”. He is a chairperson and member of several national steering committees and is the author of many papers published locally and internationally in a number of domains including technology and management. Prof. Dumanis also holds a Doctorate of Philosophy degree in Aerospace Engineering from Purdue University.

Haim Regev has served as a director of RADA since May 21, 2019. Mr. Regev serves as a board member of the Israeli Ministry of Foreign Affairs since August 2016 and as the director for the Middle East and Peace Process Division. From 2013 to 2016, Mr. Regev was Director of Coordination Department at the Ministry of Foreign Affairs. From 2008 to 2013, Mr. Regev directed the Department for International Cooperation at the Israeli Missile Defense Organization (IMDO) at the rank of Lieutenant Colonel. Mr. Regev served as Israel’s Counselor for Congressional Affairs in Washington D.C between 2004 to 2008. Mr. Regev has a B.A. in Political Science and Middle Eastern Studies and an M.A. in Business Management with honors, both from Tel Aviv University.

Joseph Weiss has served as director of RADA since December 25, 2019. Mr. Weiss served as the President and Chief Executive Officer of Israel Aerospace Industries Ltd (“IAI”), Israel's largest aerospace corporation and the country's largest high-tech company from 2012 until August 31, 2018. Mr. Weiss joined IAI in 1998, after serving in Israel's navy for 27 years in various field and headquarter positions and retired as a Captain. While at IAI Mr. Weiss held a number of managerial positions and was also appointed as Chairman of the Board of ELTA, IAI's subsidiary which provides design, development, manufacture and support of electronic intelligence & defense systems for military, paramilitary and law-enforcement markets. Mr. Weiss also serves as a member of the Board of Governors of the Technion – Israel Institute of Technology in Haifa, as a Director of Bet Shemesh Engines Ltd., a jet engine parts manufacturer, as a director of UVision Air Ltd., UVision designs, manufactures and delivers innovative, cost-effective, unmanned aerial loitering munition systems for customers worldwide, and since January 1, 2019, serves as Chairman of the Board of Tubex NRG Ltd, a bio-nanotechnology startup that is seeking to improve battery performance. Mr. Weiss holds a BSc. degree (with honor) in Mechanical Engineering from the Technion and an MBA degree from Tel Aviv University. He also completed MSc studies at the Technion.

Tal Misch Vered has served as an external directors of RADA since October 2018 Ms. Misch has served as an external director of Telsys Ltd., an Israeli company whose shares are traded on the TASE (since 2016), the company for the Management of the Provident Fund of Ovdei Hamedina (since 2016), a government fund, Mardechai Aviv Building Industries (1973) Ltd., an Israeli public company whose shares are traded on the TASE (since 2016), Medi Power (Overseas) Ltd., a Cypriot company whose shares are traded on the TASE (since 2015), and Opal Balance Ltd., an Israeli company whose shares are traded on the TASE (since 2012). In addition, Ms. Misch served as a director of A.D.O. group, an Israeli company whose shares are traded on the TASE (from 2018 to 2020), Roots Sustainable Agricultural Technologies Ltd. an Israeli company whose shares are traded in Australia (from 2017 to 2018), Semicom Industries Ltd. an Israeli public company (from 2013 to 2014), Arazim Investments Ltd. an Israeli public company (from 2011 to 2014), Ligad Investment and Building Ltd., an Israeli public company (from 2012 to 2013), Karden Automobiles Ltd., an Israeli public company (from 2004 to2005) and Keshet Broadcast Ltd., an Israeli private company (from 2003 to 2004). Between 2006 and 2014, Ms. Misch served as the co-CEO of Gmul Residential Real Estate Ltd, an Israeli public company. Prior to that, from 2004 to 2007 Ms. Misch served as the CFO of Gmul Investment Ltd. an Israeli public company. Prior to that, Ms. Misch served in various managerial and professional positions, including as a certified public accountant in Broyde KPMG & Co. Ms. Misch is a CPA and a member of the Israeli Accountants Council as well as a licensed real estate appraiser. Ms. Misch has a B.A. degree in Economics and Accounting, and an M.A. degree in Philosophy, Science and Digital Culture, from Tel Aviv University and MCSA certification.

Elan Sigal has served as an external director of RADA since August 2013. Mr. Sigal is currently serving as the Chief Financial Officer of Scodix, a capital equipment manufacturer in the printing industry. From January 2013 to August 2017, Mr. Sigal served as the Chief Financial Officer of Landa Corporation (Israel), an Israeli company that develops printing systems with proprietary nanography technology for the commercial market. Between January 2008 and December 2012, Mr. Sigal was the Chief Financial Officer of Objet Geometries Ltd., an Israeli company that is engaged in the design, development and manufacture of 3D printers. Between 2004 and December 2007, Mr. Sigal served as the Chief Financial Officer of our company. From May 2000 to December 2003, Mr. Sigal worked as a management consultant in the London office of McKinsey & Co., a leading global management consulting firm. For ten years Mr. Sigal served as a fighter pilot in the Israeli Air Force. Mr. Sigal holds a B.A. degree in Economics from Tel Aviv University.

Kineret Yaari has served as a director of RADA since May 18, 2016. Mrs. Yaari serves as a Chief Investments Manager at DBSI Investments Ltd. Mrs. Yaari also serves as a director of Taldor Computer Systems (1986) Ltd. (TASE: TALD) and Shagrir Group Vehicle Services Ltd. (TASE: SHGR). Before joining DBSI Investments, Mrs. Yaari served as a senior business analyst at Giza-Singer-Even, a financial advisory and investment banking firm in Israel. Mrs. Yaari holds a B.A. degree in Economics and Management and an M.B.A. degree in Accounting and Finance from Tel Aviv University.

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

Yaniv Dorani has served as our Chief Operating Officer since March 2020. Mr. Dorani served as the Chief Financial Officer of Pointer Telocation Ltd. (NASDAQ: PNTR) from April 2017 until Pointer’s acquisition by PowerFleet Inc. (NASDAQ: PWFL) in October 2019. Mr. Dorani was employed in various capacities with Pointer starting in 2008. Prior to joining Pointer, Mr. Dorani served as Corporate Controller at Medis Technologies and assistant controller at Delta Galil Industries. Before joining Delta Galil, Mr. Dorani was a senior auditor for the accounting firm KPMG in Israel. Mr. Dorani holds a B.A. degree in Economics and Accounting and a M.B.A. degree from Bar Ilan University in Tel Aviv.  Mr. Dorani is a Certified Public Accountant in Israel.

William Watson has served as the Chief Executive Officer of RADA Technologies LLC (RTL) since March 2018. Mr. Watson has over 30 years of experience in product and business development experience in the defense market. Prior to joining RADA, Mr. Watson was responsible for worldwide sales and business development for L3 Technologies, GCS between July 2017 and January 2018. Mr. Watson also developed a worldwide sales team for Safran Vectronix in March 2015 and December 2016. He previously spent 27 years with DRS Technologies, a major US defense contractor, in a variety of roles including P&L responsibilities as VP, Radar & Communication Systems; and also VP, Naval C4 Systems. During his tenure with DRS, Mr. Watson also held leadership positions in Program Management, Engineering and Business Operations. Mr. Watson has an M.B.A. degree in Business Administration and Management from Long Island University (C.W. Post) and o a Bachelor of Engineering degree (BEng) in Mechanical Engineering from the State University of New York (Stony Brook).

Max Cohen has served as our Executive Vice President for the U.S. market, since May 2018 and has served as the Chief Executive Officer of RADA Sensors Inc. since December 2019. Mr. Cohen, who retired from the Israeli Defense Forces (IDF) in March 2018 as a Lieutenant Colonel (LTC) after 26 years of service, relocated to the U.S. in August 2018. Since his retirement, Mr. Cohen together with his partners, founded FLYON Aerosystems Ltd., a start-up company engaged in the development of a new commercial flying platform. Mr. Cohen initiated and led a major program during his services in the IDF. From 2004 until 2017, as the head of the Sky Picture Department in the IAF, Mr. Cohen led the development of the air picture command and control systems (C2) and the air picture radars. During this period, Mr. Cohen initiated a comprehensive national program to deal with the emerging threat of the quadcopters. Mr. Cohen has a BSc. degree in Electrical and Computer Engineering from Ben-Gurion University (during his studies he published two papers on multispectral imaging in the SPIE - The International Society for Optics and Photonic. He also finished all the required courses for a MSc. degree in electrical engineering from Tel-Aviv University.

B. Compensation

The following table includes information for the year ended December 31, 2019 concerning the five (5) most highly compensated executive officers of our company, (the figures below reflect the applicable cost of employment on an annual basis):

	Dov Sella[1]	Bill Watson	Max Cohen	Oleg Kiperman	Avi Israel
Annual salary cost and other benefits ($)[2]	574,914	389,250	396,944	358,572	292,430
Non-cash employees’ options compensation cost for 2019 ($)[3]	454,578	90,287	36,115	74,002	99,904
Total ($)	1,029,492	479,537	433,059	432,574	392,334

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

Mr. Yossi Ben Shalom has served as the Executive Chairman of our Board of Directors since May 18, 2016. In January 2017, our shareholders approved that in addition to the directors’ fees to be paid to all of our directors commencing as of January 1, 2017, we would pay DBSI a monthly payment of NIS 17,500 (approximately $4,600) for time devoted by Mr. Ben Shalom to such position. As of 2017, the first calendar year in which our consolidated audited financial statements reflected net income (before taxes), such payment was increased to NIS 35,000 (approximately $10,000).

Mr. Guy Zur has served as a member of our Board of Directors since March 27, 2017. In June 2018, our shareholders approved a consulting agreement with Mr. Zur, pursuant to which he is entitled to receive, in addition to his directors' fees, a monthly retainer of NIS 10,000 payable as of January 1, 2018 for business development consulting services. Pursuant to the consultancy agreement with Mr. Zur, both Mr. Zur and our company may terminate the engagement with or without reason by giving 30 days’ prior notice. In 2019 Mr. Zur received $33,000 for his consulting services from us.

Mr. Yossi Weiss has served as a member of our Board of Directors since December 25, 2019. Both our Audit Committee and Board of Directors approved on March 8, 2020 and on March 10, 2020 respectively, the entering into an agreement with Mr. Weiss for business development consulting services. Pursuant to this agreement, Mr. Weiss is entitled to receive, in addition to his directors' fees, a monthly retainer of NIS 15,000. In addition, Mr. Weiss is also entitled to receive a commission of 2.5% of our net revenues with respect to specific transactions introduced to us by Mr. Weiss and pre-approved by our Audit Committee. Both Mr. Weiss and our company may terminate the engagement with or without reason by giving a 30 days’ prior written notice. The agreement is subject to the approval of our shareholders.

During the year ended December 31, 2019, the aggregate compensation paid to our above-mentioned executive officers and directors as a group was approximately $2,926,276. As of December 31, 2019, the aggregate amount set aside or accrued for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers was approximately $394,609.

During the year ended December 31, 2019, we paid each of our external directors a per-meeting attendance fee of NIS 1,110 (approximately $320) and an annual fee of NIS 43,450 (approximately $12,400).

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

The current members of our audit and compensation committees are Ms. Tal Misch Vered, Mr. Elan Sigal and Prof. Alon Dumanis, each of whom satisfies the “independence” requirements of both the SEC and NASDAQ. We also comply with Israeli law requirements for audit committee members. The audit committee meets at least once each quarter.

Compensation Committee. Our Board of Directors is required to appoint a compensation committee, whose role is to: (i) recommend to the board on a compensation policy for office holders and to recommend to the board, once every three years, on the approval of the continued validity of the compensation policy that was determined for a period exceeding three years; (ii) recommend an update the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve the Terms of Service and Employment of Office Holders that require the committee’s approval; and (iv) exempt a transaction from the requirement for shareholders’ approval. The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company. Under Israeli law, our compensation committee must consist of no less than three members, including all of our external directors (who must constitute a majority of its members of the committee), and the remainder of the members of the compensation committee must be directors whose terms of service and employment were determined pursuant to the applicable regulations. The same restrictions on the actions and membership in the audit committee apply to the compensation committee with respect to, among other things, the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee. Our board of directors established a compensation committee composed of Ms. Tal Misch Vered, Mr. Elan Sigal and Prof. Alon Dumanis. In August 2019, our shareholders approved an updated compensation policy for an additional period of three years.

Business Development Committee. In November 2016, our Board of Directors established a Business Development Committee whose role is to review and make recommendations to the Board of Directors with respect to business development strategies, plans and targets. The Business Development Committee is composed of Messrs. Yossi Ben Shalom, Guy Zur, and Prof. Alon Dumanis.

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

D. Employees

As of December 31, 2019, we employed 167 persons in Israel, of whom 44 persons were employed in research, development and engineering, 101 persons in manufacturing and logistics, 11persons in sales and marketing, and 11 persons in administration, management and finance. In addition, RTL employed 25 persons in the U.S., of whom 8 persons were employed in in manufacturing and logistics, 1 person in logistics and engineering, 5 persons in sales and marketing, and 11persons in administration, management and finance.

As of December 31, 2018, we employed 117 persons in Israel, of whom 41 persons were employed in research, development and engineering, 57 persons in manufacturing and logistics, 8 persons in sales and marketing, and 11 persons in administration, management and finance. . In addition, RTL employed 9 persons in the U.S., of whom 3 persons were employed in research and development, 1 person in logistics and engineering, 2 persons in sales and marketing, and 3 persons in administration, management and finance.

As of December 31, 2017, we employed 112 persons in Israel, of whom 38 persons were employed in research, development and engineering, 60 persons in manufacturing and logistics, 5 persons in sales and marketing, and 9 persons in administration, management and finance. In addition, CACS, our previously owned subsidiary, employed 17 persons in China.

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

E. Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of April 1, 2020 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares or Options Beneficially Owned (1)	Percentage of Ownership (2)
Yossi Ben Shalom (3)	6,821,309	15.7%
Nir Cohen	-	-
Alon Dumanis	-	-
Haim Regev	-	-
Joseph Weiss	-	-
Tal Misch Vered	-	-
Elan Sigal	-	-
Kineret Yaari	-	-
Guy Zur	-	-
Dov Sella	468,750	1.1%
Avi Israel	112,500	*
Oleg Kiperman	46,875	*
Yaniv Dorani	-	*
Bill Watson	109,375	*
Max Cohen	43,750	*
All directors and executive officers as a group (13 persons)	928,123	2.1%

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

(2)	The percentages shown are based on 43,388,870 Ordinary Shares issued and outstanding as of April 1, 2020.

(3)
Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI may be deemed to control DBSI and consequently share the beneficial ownership of the 6,821,309 Ordinary Shares of the company beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd., or BRYN. Mr. Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (collectively referred to as the Dotans). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which the Dotans would be entitled by virtue of their shareholdings in BRYN, with the exception of the disposition of such shares. According to the terms of the power of attorney, the Dotans are required to give notice of not less than 90 days to (i) revoke the power of attorney, thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information as of April 1, 2020, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our Ordinary Shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
DBSI Investments Ltd. (3) (4)	6,821,309	15.7%
The Phoenix Holdings Ltd. (5)	3,005,340	6.9%
Psagot Investment House Ltd. (6)	2,179,255	5.0%
Yelin Lapidot Holdings Management Ltd. (7)	2,235,362	5.2%

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

(2)	The percentages shown are based on 43,388,870 Ordinary Shares issued and outstanding as of April 1, 2020.

(3)
As reported by DBSI in its latest Schedule 13D/A, dated September 16, 2019 and as reported to the company, it is currently the beneficial owner of 6,821,309 Ordinary Shares, constituting 15.7% of our issued and outstanding Ordinary Shares.

(4)
Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI may be deemed to control DBSI and consequently share the beneficial ownership of the 6,821,309 Ordinary Shares of the company beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd., or BRYN. Mr. Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (collectively referred to as the Dotans). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which the Dotans would be entitled by virtue of their shareholdings in BRYN, with the exception of the disposition of such shares. According to the terms of the power of attorney, the Dotans are required to give notice of not less than 90 days to (i) revoke the power of attorney, thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.

(5)	Based on the Schedule 13G/A filed by The Phoenix Holdings Ltd. with the SEC on February 18, 2020. The address of The Phoenix Holdings Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(6)
Based on the Schedule 13G/A filed on February 18, 2020 by Psagot Investment House Ltd. jointly with Ordinary Shares owned by portfolio accounts managed by Psagot Securities Ltd and Ordinary Shares owned by portfolio accounts owned by provident funds and pension funds managed by Psagot Provident Funds and Pension Ltd. and Ordinary Shares owned Psagot Index Funds Ltd managed by Psagot Index Funds Ltd. (all wholly-owned subsidiaries of Psagot Investment House Ltd.). The address of Psagot Investment House Ltd. is 14 Ahad Ha’am Street, Tel Aviv 65142, Israel.

(7)
Based on the Schedule 13G/A filed on February 10, 2020 by Yelin Lapidot Holdings Management Ltd. jointly with Yelin Lapidot Mutual Funds Management Ltd. and Messrs. Dov Yelin and Yair Lapidot with the SEC on February 10, 2020. The address of Yelin Lapidot is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

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

DBSI has since regularly reported on Form 13D/A sales of our Ordinary Shares and of exercises of warrants. On January 25, 2017, DBSI reported that it had sold an aggregate of 1,402,389 additional Ordinary Shares and that it had exercised warrants to purchase 531,915 Ordinary Shares. The aggregate impact of these transactions reduced DBSI’s beneficial ownership from 61.3% to 56.0%. As of December 31, 2017, DBSI held 9,327,088 Ordinary Shares and as of December 31, 2018, DBSI held 9,001,634 Ordinary Shares. On January 2019, our shareholders approved in a private placement the issuance of 545,454 Ordinary Shares to DBSI, reflecting a price per share of $2.75. On January 29, 2019 DBSI reported on Schedule 13D/A that it holds 9,547,088 Ordinary Shares, constituting 25.1% of our issued and outstanding Ordinary Shares. On September 16, 2019 DBSI reported on Schedule 13D/A that it held 6,821,309 Ordinary Shares, constituting 15.7% of our issued and outstanding Ordinary Shares at the time.

On February 8, 2017, Yelin Lapidot Holdings Management Ltd., jointly with Messrs. Dov Yelin and Yair Lapidot, filed a Schedule 13G/A with the SEC reflecting ownership of 1,790,284, or 4.04%, of our ordinary shares as of December 31, 2016. On September 5, 2017, Yelin Lapidot filed a Schedule 13G/A with the SEC reflecting ownership of 1,620,000, or 5.55%, of our Ordinary Shares. On January 31, 2018, Yelin Lapidot filed a Schedule 13G/A with the SEC reflecting ownership of 1,663,942, or 5.55%, of our Ordinary Shares as of December 31, 2017. On February 11, 2019, Yelin Lapidot filed a Schedule 13G/A with the SEC reflecting ownership of 3,113,873, or 8.30%, of our Ordinary Shares as of December 31, 2018. On February 10, 2020, Yelin Lapidot filed a Schedule 13G/A with the SEC reflecting ownership of 2,235,362, or 5.82%, of our Ordinary Shares as of December 31, 2019.

On August 23, 2017, the Phoenix Insurance Company Ltd. and its affiliate, Shotfut-Menayot-Israel-HaPhoenix Amitim Ltd., reported that it held 1,904,762, or 8.97%, of our Ordinary Shares as of December 31, 2016. On August 28, 2017, the Phoenix Insurance Company reported that it held 2,601,418, or 11.20%, of our Ordinary Shares. On December 27, 2017, it reported that it held 1,455,870, or 4.86%, of our Ordinary Shares. On August 27, 2019, Pheonix Holdings reported that it held 2,144,282 or 5.63% of our Ordinary Shares. On February 18, 2020 Phoenix Holdings filed a Schedule 13G/A, reflecting ownership of 3,005,340, or 7.89%, of our Ordinary Shares as of December 31, 2019.

On January 7, 2019, Psagot Investment House Ltd. jointly with Psagot Securities Ltd and Psagot Provident Funds and Pension Ltd. and Psagot Index Funds Ltd. (all are wholly owned subsidiaries of Psagot Investment House Ltd.) filed a Schedule 13G with the SEC reflecting ownership of 2,423,326, or 6.46%, of our Ordinary Shares. On February 19, 2019 Psagot filed a Schedule 13G/A, reflecting ownership of 2,424,883, or 6.46%, of our Ordinary Shares as of December 31, 2018.  On February 18, 2020 Psagot filed a Schedule 13G/A, reflecting ownership of 2,179,255, or 5.67%, of our Ordinary Shares as of December 31, 2019.

Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by American Stock Transfer & Trust Company, our transfer agent, as of April 6, 2020, there were 62 holders of record of our Ordinary Shares, of which 53 record holders holding approximately 83% of our Ordinary Shares had registered addresses in the U.S., including banks, brokers and nominees. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these Ordinary Shares were held of record by banks, brokers or other nominees.

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

Form F-3 Registration Statements

Pursuant to the registration rights agreements we entered into with DBSI in 2016 and 2017, we filed Registration Statements on Form F-3 with the SEC on June 15, 2016, March 27, 2017, September 1, 2017, and on August 10, 2018, for the public resale of the Ordinary Shares they purchased.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Export Sales

Export sales constitute a significant portion of our sales. In 2019, we had approximately $31.6 million of export sales, constituting approximately 71% of our total sales. For further information regarding the allocation of our revenues by geographic region see Item 4 – “Information on the Company-Markets.”

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

B. Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2019.

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

Please refer to Exhibit 2.2 for Items 10.B.3, B.4, B.6, B.7, B.8, B.9 and B.10.

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

General Corporate Tax Rate

Generally, Israeli companies were subject to corporate tax on taxable income and capital gains at the rate of 23% for the tax years 2019 and 2018 and 24% for the tax year 2017.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies”. The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel and which was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” as such terms are defined in the Israeli Income Tax Ordinance [New Version] 5721-1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•
Amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise, commencing from the tax year where the Industrial Enterprise began to use them;

•	Accelerated depreciation rates on equipment and buildings;

•	Under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•	Expenses related to a public offering are deductible in equal amounts from income attributed to the Industrial Enterprise over three years commencing in the year of the offering.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. As of the date of this prospectus supplement, we have industrial production activities. Therefore, we qualify as an Industrial Company and may be eligible for the benefits described above. However, we cannot assure that we will qualify as an Industrial Company in the future or that the benefits described above will be available to us.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures related to scientific research and development projects, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

The expenditures are approved by the relevant Israeli government ministry, determined by the field of research; or

The research and development are for the promotion of the company and is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the financing of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures not so approved are deductible in equal amounts over three years.

From time to time, we may apply to the Israeli Innovation Authority, or the IIA, for approval to allow a tax deduction for research and development expenses during the year incurred. There can be no assurance that such applications will be accepted. For more information about these programs, see “Item 5.C. Operating and Financial Review and Prospects – Research and Development, Patents and Licenses” of our annual report on Form 20-F for the year ended December 31, 2019.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law). The benefits available under the Investment Law are subject to the fulfillment of conditions stipulated therein. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

Tax Benefits Prior and Subsequent to the 2005 Amendment

Prior to April 1, 2005, the Investment Law provided that capital investments in an Industrial Enterprises (or other eligible assets) may, upon approval by the Investment Center of the Israel Ministry of Economy and Industry, or the Investment Center, be designated as an “Approved Enterprise.” Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

On April 1, 2005, a comprehensive amendment to the Investment Law came into effect, which we refer to as the 2005 Amendment. The 2005 Amendment included revisions to the criteria for investments qualified to receive tax benefits. The 2005 Amendment does not retroactively apply to investment programs having an Approved Enterprise approval certificate issued by the Investment Center prior to December 31, 2004, unless chosen otherwise. Approved Enterprises are subject to the provisions of the Investment Law prior to its revision, while new investments and tax benefits, if any, will be subject to the provisions of the 2005 Amendment.

Pursuant to the 2005 Amendment, only Approved Enterprises receiving cash grants required the approval of the Investment Center. Approved Enterprises which do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval. An eligible investment program under the 2005 Amendment qualifies for benefits as a “Benefited Enterprise.” However, a “Benefited Enterprise” is required to comply with certain requirements and make certain investments as specified in the 2005 Amendment.

In addition, the benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the regulations thereunder and the criteria set forth in the applicable certificate of approval. In March 2019, our investment program was approved as an Approved Enterprise under the Investment Law, which entitles us to an approximately NIS 1,095,000 cash grant. If we do not fulfill the conditions set forth in the certificate of approval, in whole or in part, the benefits may be cancelled and we could be required to refund the amounts of the benefits, with the addition of the Israeli consumer price index linkage differences and interest. We have not yet activated such investment plan and as a result we have not yet received the cash grants. There can be no assurance that we will activate said investment plan or that the cash grant will be available to us if we do.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depend on, among other things, the geographic location of the Benefited Enterprise in Israel. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to 10 years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% and the applicable corporate tax rate for the remainder of the benefits period, depending on the level of foreign investment in the company in each year during the benefits period.

A Benefited Enterprise may, at its discretion, in order to obtain greater certainty, elect to apply for a pre-ruling from the Israeli tax authorities confirming that it is in compliance with the provisions of the amendments in the Investment Law and is therefore entitled to receive such benefits provided under the amendments to Investment Law as set below.

We are not entitled to tax benefits under the 2005 Amendment.

Tax Benefits Under the 2011 Amendment

The Investment Law was significantly amended as of January 1, 2011, or the 2011 Amendment. The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment.

The 2011 Amendment introduced new tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise,” in accordance with the definition of such terms in the Investment Law. The definition of a Preferred Company, includes, inter alia, a company incorporated in Israel that (1) is not wholly owned by a government entity, (2) owns a Preferred Enterprise and (3) is controlled and managed from Israel and is subject to further conditions set forth in the Investment Law. Moreover, a Preferred Company needs to meet certain conditions stipulated in the Investment Law such as being an industrial company (including a minimum threshold of 25% export).

A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to the income attributed to its Preferred Enterprise, unless the Preferred Enterprise is located in development area “A,” in which case the rate will be 7.5%. Our operations are currently not located in development area “A.”

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at the following rates: (i) Israeli resident individuals — 20% (iii) non-Israeli residents — 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty and subject to the receipt in advance of valid certificate from the Israeli Tax Authority, or the ITA. If such dividends are paid to an Israeli company, no tax is required to be withheld. However, if such dividends are subsequently distributed by such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply.

The provisions of the 2011 Amendment do not apply to existing “Benefited Enterprises” or “Approved Enterprises,” which will continue to be entitled to the tax benefits under the Investment Law, as in effect prior to the 2011 Amendment, unless the company owning such enterprises had made an election to apply the provisions of the 2011 Amendment (such election cannot be later rescinded), which is to be filed with the ITA, not later than the date prescribed for the filing of the company’s annual Israeli tax return for the respective year.

We are currently not entitled to tax benefits under the 2011 Amendment.

Tax Benefits Under the 2017 Amendment

Additional amendments to the Investment Law became effective in January 2017, or the 2017 Amendment. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax benefit programs under the Investment Law.

The 2017 Amendment provides that a technological company satisfying certain conditions may qualify as a “Preferred Technological Enterprise” and thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development area “A.” In addition, a Preferred Technological Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a technological company satisfying certain conditions may qualify as a “Special Preferred Technological Enterprise” and thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technological Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million may be eligible for these benefits for a period of at least 10 years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income or income attributed to production are generally subject to withholding tax at the rate of 20% or such lower rate, as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. However, if such dividends are subsequently distributed by such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply. If dividends paid out of Preferred Technological Income are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

We are currently not entitled to tax benefits under the 2017 Amendment.

Taxation of Our Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident for tax purposes, and on the disposition of such assets by a non-Israeli resident for tax purposes if those assets are (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is not currently subject to tax in Israel.

Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s “means of control,” which includes, among other things, the right to receive profits of the company, voting rights, the rights to receive proceeds upon the company’s liquidation and the right to appoint a director) at the time of sale or at any time during the preceding 12-month period, such capital gain will be taxed at the rate of 30%. Furthermore, where an individual claimed real interest expenses and linkage differentials on securities, the capital gain on the sale of the securities will taxed at a rate of 30%. Real Capital Gain derived by corporations will be generally subject to the corporate tax rate (23% in 2018 and thereafter).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income — 23% for corporations in 2018 and thereafter and a marginal tax rate of up to 47% in 2019 for individuals, not including excess tax (described below). Notwithstanding the foregoing, Real Capital Gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the shares on the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributable, (iii) if the seller is a corporation, no more than 25% of its means of control are held, directly and indirectly, by Israeli residents, and (iv) if the seller is a corporation, there is no Israeli resident that is entitled to 25% or more of the revenues or profits of the corporation, directly or indirectly. In addition, such exemption would not be available to a person whose capital gains from selling or otherwise disposing of the securities are deemed to be business income.

In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the Convention Between the Government of the United States and the Government of the State of Israel with respect to Taxes of Income, as amended, or the U.S.-Israel Double Tax Treaty, exempts U.S. residents for the purposes of the treaty from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Shareholders may be liable for Israeli tax on the sale of their ordinary shares and the payment of the consideration may be subject to withholding of Israeli tax. Shareholders may be required to demonstrate that they are exempt from Israeli tax on their capital gains in order to avoid withholding at the time of sale. For example, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as a non-Israeli resident for tax purposes, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes.

The purchaser, the Israeli stockbrokers or financial institutions through which the shares are held is obligated, subject to the above mentioned exemptions, to withhold tax on the amount of consideration paid upon the sale of the shares (or on the Real Capital Gain on the sale, if known) at the rate of 25% in respect of an individual and 23% in respect of a corporation.

Upon the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every calendar year in respect of sales of securities made within the previous six months. However, if all tax due was withheld according to applicable provisions of the Ordinance and regulations promulgated thereunder the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

Dividends

We have never paid cash dividends to our shareholders. A distribution of dividend by our company from income attributed to a Preferred Enterprise to Israeli residents will generally be subject to withholding tax in Israel at the following tax rates: Israeli resident individuals — 20%; Israeli resident companies — 0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided if an applicable tax treaty will apply (subject to the receipt in advance of a valid tax certificate from the ITA allowing for a reduced tax rate)). A distribution of dividends from income, which is not attributed to a Preferred Enterprise to an Israeli resident individual, will generally be subject to withholding tax at a rate of 25% or 30% if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 25% or such lower rate as may be provided if an applicable tax treaty will apply (subject to the receipt in advance of a valid tax certificate from the ITA allowing for a reduced tax rate)).

A non-Israeli resident (either individual or corporation) is generally subject to Israeli withholding tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12-month period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). Under the U.S.-Israel Double Tax Treaty, the following withholding rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding voting shares of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends — the withholding tax rate is 12.5%, (ii) if both the conditions mentioned in (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise — the withholding tax rate is 15% if a certificate for a reduced withholding tax rate would be provided in advance from the ITA and (iii) in all other cases, the withholding tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Excess Tax

Individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax on annual income exceeding a certain threshold (NIS 649,560, for 2019), which amount is linked to the Israeli consumer price index, at a rate of 3%, including, but not limited to, income derived from dividends, interest and capital gains.

Foreign Exchange Regulations

Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated, and may be restored at any time by administrative action.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

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

Passive Foreign Investment Companies

We may have been a PFIC for U.S. federal income tax purposes for the 2018 taxable year. We have been advised that we were likely not a PFIC for the 2019 taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned Ordinary Shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of Ordinary Shares would be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our Ordinary Shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621. Certain elections (such as a mark-to-market election or a QEF election) may be available to U.S. Holders and may result in alternative tax treatment. U.S. Holders should consult their tax advisors as to the availability and consequences of a mark-to-market election or a QEF election with respect to their Ordinary Shares.

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

The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at: 7 Giborei Israel Street, Netanya 4250407, P.O. Box 8606, Israel.

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

Foreign Currency Exchange Risk

The depreciation of the NIS against the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). As of December 31, 2019, we had liabilities payable in NIS which are not linked to the dollar in the amount of $6.9 million and cash and receivables in the amount of $3.8 million denominated in NIS. Accordingly, 1% appreciation of the NIS against the dollar would increase our financing expenses by approximately $32,000. A 1% depreciation of the NIS against the dollar would decrease our financing expenses by the same amount. However, the amount of liabilities payable and/or cash and receivables in NIS is likely to change from time to time.

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

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2019. Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer, have concluded that, as of December 31, 2019, our company’s disclosure controls and procedures are effective.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report.

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

Attestation Report of the Registered Public Accounting Firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2019 is provided on page F-3, as included under Item 18 of this annual report.

Changes in Internal Control over Financial Reporting

Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2019 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31
Services Rendered:	2018	2019
Audit (1)	$93,273	$150,000
Audit-related (2)	$15,938	$5,091
Tax (3)	$21,109	$39,065
Total (2)	$130,320	$194,156

(1)
Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit, services provided in connection with audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

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

EY Israel and other EY affiliates did not bill the company for services other than the fees described above for fiscal year 2019 or fiscal year 2018.

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

Issuer Purchase of Equity Securities

Neither we, nor any “affiliated purchaser” of our company, has repurchased any of our securities during 2019.

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

●
The requirement to obtain shareholder approval for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Under Israeli law and practice, the approval of the board of directors is required for the establishment or amendment of equity-based compensation plans and private placements. Under Israeli regulations, Israeli companies whose shares have been publicly offered only outside of Israel or are listed for trade only on an exchange outside of Israel, such as our company, are exempt from the Israeli law requirement to obtain shareholder approval for private placements of a 20% or more interest in the company. For the approvals and procedures required under Israeli law and practice for an issuance that will result in a change of control of the company and acquisitions of the stock or assets of another company, see Item 6C “Directors, Senior Management and Employee - Board Practices - Approval of Related Party Transactions Under Israeli Law - Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders”.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant (2)

2.1	Specimen of Share Certificate (3)

2.2	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

4.1	Compensation Policy of Office Holders (August 31, 2016) (4)

4.10	Form of Indemnification Agreement of the Registrant with its officers and directors (5)

4.11	Ordinary Shares Purchase Form (August 2017) (6)

4.12	Ordinary Shares Purchase Form (November 2018) (7)

4.13	2015 Share Option Plan (8)

8.1	List of Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Calculation Linkbase Document.

101.LAB	XBRL Taxonomy Label Linkbase Document.

101.PRE	XBRL Taxonomy Presentation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

(1)	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

(2)	Filed as Annex A to our Proxy Statement on Form 6-K furnished on April 4, 2016 and incorporated herein by reference.

(3)	Filed as Exhibit 2.1 to our Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated herein by reference.

(4)	Filed as Exhibit A to Exhibit 99.1 to our Proxy Statement on Form 6-K furnished on July 27, 2016 and incorporated herein by reference.

(5)	Filed as an Annex B to our Proxy Statement on Form 6-K furnished on April 4, 2016 and incorporated herein by reference.

(6)	Filed as Exhibit 99.1 to our Report on Form 6-K furnished on August 21, 2017 and incorporated herein by reference.

(7)	Filed as Exhibit 4.1 to our Report on Form 6-K furnished on November 28, 2018 and incorporated herein by reference.
(8)	Filed as Exhibit 4.3 to Registration Statement on Form S-8 filed on August 24, 2016 and incorporated herein by reference.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of RADA ELECTRONIC INDUSTRIES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RADA Electronic Industries Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018 and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 7, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Kost Forer Gabbay & Kasierer
Kost Forer Gabbay & Kasierer,
A Member of Ernst & Young Global

We have served as the Company’s auditor since 2003.

Tel-Aviv, Israel
April 7, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

RADA ELECTRONIC INDUSTRIES LTD.

Opinion on Internal Control over Financial Reporting

We have audited RADA Electronic Industries Ltd. and its subsidiaries (the "Company") internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019, and 2018, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated April 7, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures, as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Kost Forer Gabbay & Kasierer
Kost Forer Gabbay & Kasierer,
A Member of Ernst & Young Global

Tel-Aviv, Israel
April 7, 2020

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2019	2018

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13,754	$20,814
Restricted deposits	380	422
Trade receivables, net	13,765	13,382
Contract assets (Note 4)	1,269	899
Other accounts receivable and prepaid expenses (Note 5)	1,673	506
Inventories, net (Note 6)	17,196	11,244
Current assets related to discontinued operations	-	1,524

Total current assets	48,037	48,791

LONG-TERM ASSETS:
Long-term receivables and other deposits	97	79
Property, plant and equipment, net (Note 7)	9,127	4,632
Operating lease right-of-use asset (Note 3)	7,654	-

Total long-term assets	16,878	4,711

Total assets	$64,915	$53,502

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2019	2018

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$7,661	$5,650
Other accounts payable and accrued expenses (Note 8)	5,572	3,842
Advances from customers	1,563	727
Contract liabilities (Note 4)	196	366
Operating lease short term liabilities (Note 3)	1,240	-
Current liabilities related to discontinued operations	-	366

Total current liabilities	16,232	10,951

LONG-TERM LIABILITIES:
Operating lease long term liabilities (Note 3)	6,499	-
Accrued severance pay	764	690

Total long-term liabilities	7,263	690

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

EQUITY:
Share capital (Note 10) -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares at December 31, 2019 and 2018; Issued and outstanding: 38,456,693 and 37,516,891 at December 31, 2019 and at December 31, 2018 respectively.	394	386
Additional paid-in capital	121,212	118,568
Accumulated other comprehensive income	(1,195)	220
Accumulated deficit	(78,991)	(76,961)

Total RADA Electronic Industries shareholders’ equity	41,420	42,213
Non-controlling interest	(-)	(352)

Total equity	41,420	41,861

Total liabilities and equity	$64,915	$53,502

The accompanying notes are an integral part of the consolidated financial statements.

 RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2019	2018	2017
Revenues:
Products	$43,597	$26,909	$25,010
Services	734	1,123	1,172
	44,331	28,032	26,182
Cost of revenues:
Products	28,272	(*17,674	*(17,729
Services	122	143	112
	28,394	(*17,817	(*17,841
Gross profit	15,937	(*10,215	(*8,341
Operating costs and expenses:
Research and development, net	6,912	(*3,189	(*1,653
Marketing and selling	4,044	2,860	2,137
General and administrative	7,084	4,001	2,568
Net loss from sale of fixed asset	-	103	-

Total operating costs and expenses	18,040	(*10,153	(*6,358

Operating income (loss)	(2,103)	62	1,983

Financial (expenses) income, net (Note 12)	(121)	119	(156)

Net income (loss) from continuing operations	(2,224)	181	1,827

Net income (loss) from discontinued operations	(115)	(404)	515

Net income (loss)	$(2,339)	$(223)	$2,342
Net income (loss) attributable to non-controlling interest	(309)	(386)	103
Net income (loss) attributable to RADA Electronic Industries’ shareholders	(2,030)	163	2,239

Basic net income (loss) from continuing operations per Ordinary share	$(0.05)	$0.02	$0.07
Diluted net income (loss) from continuing operations per Ordinary share	$(0.05)	$0.02	$0.06
Basic and diluted net income (loss) from discontinued operations per Ordinary share	$(0.00)	$(0.01)	$0.02
Basic net income (loss) per Ordinary share	$(0.05)	$0.01	$0.09
Diluted net income (loss) per Ordinary share	$(0.05)	$0.01	$0.08
Weighted average number of Ordinary shares used for computing basic net income (loss) per share	38,148,756	33,184,570	24,956,915
Weighted average number of Ordinary shares used for computing diluted net income (loss) per share	38,841,866	33,716,931	28,126,509

*) Reclassified
The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Net income (loss)	$(2,339)	$(223)	2,342

Other comprehensive income (loss):
Change in foreign currency translation adjustment	-	(251)	213

Total comprehensive income (loss)	(2,339)	(474)	2,555
Less: comprehensive income (loss) attributable to non-controlling interest	-	(465)	146
Comprehensive income (loss) attributable to RADA Electronic Industries’ shareholders	$(2,339)	$(9)	2,409

The accompanying notes are an integral part of the consolidated financial statements.

 RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands, except share data

	Number of		Additional	Accumulated other		Non
	Ordinary	Share	paid-in	comprehensive	Accumulated	controlling	Total
	shares (*)	capital	capital	income	deficit	Interest	equity
Balance at January 1, 2017	21,246,502	250	89,407	222	(79,363)	513	11,029
Share-based compensation to employees	-	-	559	-	-	-	559
Exercise of warrants	4,218,121	36	2,105	-	-	-	2,141
Conversion of convertible loan to Ordinary shares	1,322,917	11	3,164	-	-	-	3,175
Issuance of shares, net of issuance costs of $174	4,604,500	38	9,688	-	-	-	9,726
Net income	-	-	-	-	2,239	103	2,342
Other comprehensive income	-	-	-	170	-	43	213

Balance at December 31, 2017	31,392,040	335	104,923	392	(77,124)	659	29,185
Share-based compensation to employees	-	-	898	-	-	-	898
Exercise of warrants	1,454,546	13	787	-	-	-	800
Issuance of shares, net of issuance costs of $248	4,545,454	37	12,215	-	-	-	12,252
Exercise of Option	124,851	1	(1)	-	-	-	-
Net income	-	-	-	-	163	(386)	(223)
Transaction with non-controlling interest	-	-	(254)	-	-	(546)	(800)
Other comprehensive income	-	-	-	(172)	-	(79)	(251)
Balance at December 31, 2018	37,516,891	$386	$118,568	$220	$(76,961)	$(352)	$41,861
Share-based compensation to employees	-	-	1,148	-	-	-	1,148

Issuance of shares,	545,455	4	1,496	-	-	-	1,500
Exercise of Option	394,347	4	-	-	-	-	4
Net Loss	-	-	-	-	(2,030)	(309)	(2,339)
Transaction with non-controlling interest				(1,195)		661	(534)
Other	-	-	-	(220)	-	-	(220)
Balance at December 31, 2019	38,456,693	$394	$121,212	$(1,195)	$(78,991)	$-	$41,420

(*) See Note 10a.

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Cash flows from operating activities:
Net income (loss)	$(2,339)	$(223)	$2,342
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share based compensation to employees	1,148	898	559
Depreciation and amortization	1,223	799	638
Net Loss from sale of fixed asset	-	103	-
Extinguishment and amortization expenses related to beneficial conversion feature and discount of convertible loans	-	-	103
Severance pay, net	74	(47)	93
Operating lease right-of-use asset	551	-	-
Increase in trade receivables, net	(383)	(6,096)	(2,280)
Operating lease long-term-liabilities	(466)	-	-
Decrease (increase) in other accounts receivable, long term receivable and prepaid expenses	(284)	(192)	14
Decrease in costs and estimated earnings in excess of billings	-	995	809
Increase in contract assets	(370)	(899)	-
Increase (Decrease) in contract liabilities	(170)	366	-
Increase in inventories	(6,613)	(3,865)	(890)
Increase in trade payables	1,439	2,610	303
Increase in other accounts payable, accrued expenses, long term liabilities and advances from customers	2,729	1,693	31

Net cash provided by (used in) operating activities from continuing operations	(3,461)	(3,858)	1,722

Cash flows from investing activities:

Purchase of property, plant and equipment	(4,092)	(899)	(1,041)
Construction-in-process	(459)	(308)	(736)
Consideration from fixed asset sale	-	254	-
Disposal of discontinued operations	(526)	-	-
Increase (decrease) in long-term receivables and deposits	(56)	5	(29)

Net cash used in investing activities from continuing operations	(5,133)	(948)	(1,806)

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from financing activities:

Issuance of Ordinary shares, net	1,500	12,252	9,726
Exercise of warrants	-	800	2,141
Repayment of short-term bank credit, net	-	-	(575)
Transaction with non-controlling interest	(534)	(254)	-

Net cash provided by financing activities from continuing operations	966	12,798	11,292

Net cash provided by (used in) operating activities from discontinued operations	-	1,186	(644)
Net cash used in investing activities from discontinued operations	-	(2)	(101)

Effect of exchange rate changes of discontinued operation on cash and cash equivalents	-	(420)	(138)

Decrease in cash and cash equivalents and restricted cash	(7,628)	8,756	10,325
Cash and cash equivalents and restricted cash at the beginning of the year	21,762	13,006	2,681

Cash and cash equivalents and restricted cash at the end of the year	14,134	21,762	13,006
Less cash and cash equivalents of discontinued operation at the end of the year	-	526	267

Cash and cash equivalents of continued operation at the end of the year	$14,134	$21,236	$12,739

	Year ended December 31,
	2019	2018	2017
(a) Supplemental disclosures of cash flow activities:
Net cash paid during the year for:
Income taxes	$17	$17	$17
Interest	$-	$18	$173

(b) Non-cash transactions
Conversion of convertible loan including unpaid interest	$-	$-	$3,175
Transfer of inventory to property, plant and equipment	$595	$530	$82
Purchase of property, plant and equipment in credit	$572	$136	$44

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
RADA Electronic Industries Ltd. (the "Company") is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications. The Company also  specializes in the design, development, production and sales of Avionics Systems (including Inertial Navigation Systems) for fighter aircraft and UAVs.

In January 2018, the Company incorporated RADA Sensors Inc., a fully owned subsidiary of the Company. As of December 31, 2019, RADA Sensors Inc. is the holder of 100% of the interests in RADA Technologies LLC, also organized in January 2018. When Organized, Rada was the owner of 75% of RADA Technologies LLC together with an investor. During July 2019, the Company purchased 25% RADA Technologies LLC from the investor.

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

In December 2018, the Company signed an agreement to sell its ownership interest in CACS for approximately $1,500. On March 14, 2019, the ownership was transferred to the buyer. As of December 31, 2019, the Company received 100% of the consideration, which is currently held in a trust account in China. The net consideration, total amount of $730, is recorded under other accounts receivables and prepaid expenses in the consolidated balance sheet as of December 31, 2019.

The Company recorded in 2018 a provision of $159 for the expected loss resulted from the sale, which amount was included in accrued expenses in the consolidated balance sheets and in the net loss from discontinued operations in the consolidated statements of operations. In 2019, the company recorded additional expected loss of $115, mainly due to exchange rate differences relates to the consideration held in a trust account in China, which decreased the net consideration presented under other accounts receivables and prepaid expenses in the consolidated balance sheet and was included in the net loss from discontinued operations in the consolidated statements of operations.

The results of the discontinued operations including prior periods’ comparable results, assets and liabilities which have been retroactively included in discontinued operations as separate line items in the statements of operations and balance sheets, are presented below:

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

	Year ended December 31,
	2019	2018	2017

Revenues	$-	$750	$1,729
Cost of sales	-	(787)	(909)
Operating expenses	-	(208)	(310)
Operating income (loss)	-	(245)	510
Finance income (expenses), net	-	-	5

Net income (loss)	-	(245)	515

Loss from sale of subsidiary	(115)	(159)	-
Net income (loss) from discontinued operations	$(115)	$(404)	$515

The major classes of assets and liabilities that were classified as discontinued operations were:

	Year ended December 31,
	2019	2018

Cash and cash equivalents	$-	$526
Trade receivables	-	555
Other accounts receivable and prepaid expenses	-	42
Inventories	-	401
Property, plant and equipment, net	-	-

Total assets of discontinued operations	-	1,524

Trade payables	-	55
Accrued expenses and other liabilities	-	311

Total liabilities of discontinued operations	$-	$366

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

c.	Liquidity and Capital Resources:

In November 2018, the Company entered into agreements with several Israeli institutional investors to purchase 4,545,454 ordinary shares at price per share of $2.75, for a total consideration of $12,500. Offering costs amounted to $248.

In January 2019, the Company’s shareholders approved the sale of 545,454 Ordinary Shares to DBSI at a price per share of $2.75, approximately $1.5 million in the aggregate.

In January 2020, after balance sheet date, the company raised in an underwritten public offering of 4,819,052 ordinary shares of the Company at a price of $5.25 per share, for a total consideration of $25,300. Offering costs amounted to approximately $1,800 (refer to Note 15).

Since incorporation, the Company has incurred an accumulated deficit of $78,991. As of December 31, 2019, the Company’s cash position (cash and cash equivalents) totaled approximately $13,754. Management believes that its cash and cash equivalents, including the funds raised in January 2020 (refer to Note 15), are sufficient for the Company to meet its obligations as they come due at least for a period of twelve months from the sign off date of the consolidated financial statements.

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

The financial statements of the Company’s foreign subsidiary (CACS), whose functional currency is not the U.S. dollar, have been translated into dollars. All balance sheet amounts have been translated using the exchange rates in effect at balance sheet date. Statement of operation amounts have been translated using the average exchange rate prevailing during the year. Such translation adjustments are reported as a separate component of accumulated other comprehensive income (loss) in equity )see also note 1b)

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

Restricted cash is invested in short-term bank deposits (less than twelve months), which are mainly used as security for the Company’s guarantees to customers and lines of credits with banks. The deposits are in U.S. dollars and bear a variable annual interest of up to 1.63%.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories and for market prices lower than cost (see also Note 6).

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

Property plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are as follows:

%

Factory and other buildings	4
Machinery and equipment	7 - 33
Office furniture and equipment	6 - 33

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

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2019, 2018 and 2017, no impairment losses have been identified.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As required by ASC 820, “Fair Value Measurement”, the Company applies assumptions that market-place participations would consider in determines the fair value of long-lived assets (or asset group).

i.	Research and development costs:

Research and development costs, net of participation grants, include costs incurred for research and development, are charged to the statement of operations as incurred.

The Company received royalty-bearing grants, from the Israeli Innovation Authority (“IIA”) for the purpose of partially funding research and development projects. The grants are recognized as a deduction from research and development costs incurred (see also Note 9a).

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

The Company implements a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The adoption of ASC 740-10 did not result in a change in the Company’s accumulated deficit. The Company did not record any provision in connection with ASC 740-10 as of December 31, 2019 and 2018.

k.	Severance pay:

The Company’s agreements with most of its Israeli employees are in accordance with section 14 of the Severance Pay Law - 1963, under which the Company’s contributions for severance pay shall be instead of severance compensation. Upon release of the policy to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments will be made by the Company to the employee.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s liability for severance pay for its Israeli employees that are not covered in section 14 is calculated pursuant to Israel’s Severance Pay Law - 1963, based on the most recent salary of the employees as of the balance sheet date less monthly deposits for insurance policies and/or pension funds. Employees are entitled to one month’s salary for each year of employment or a portion thereof.

The carrying value of deposited funds includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements.

Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2019, 2018 and 2017 amounted to $951, $33 and $434, respectively

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

The fair value for the Company’s stock options granted to employees and directors was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	December 31,
	2019	2018

Dividend yield	0%	0%
Risk-free interest rate	1.81%	2.70%
Expected term (in years)	4.22	4.22
Volatility	63%	78%

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

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2019 and 2018 the fair value of foreign currencies derivatives asset (liability) were 35 and (71), respectively.

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

The following table summarizes the changes in accumulated balances of other comprehensive income, net of taxes for the years ended December 31, 2018  (no other comprehensive income was recorded in 2019):

Accumulated foreign currency translation differences

Balance as of December 31, 2017	$392
Net current period other comprehensive loss	(172)

Balance as of December 31, 2018	$220

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Warranty:

In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the estimated liability from these warranties is $35 as of December 31, 2019 and 2018.

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

As the Company’s standard payment terms are less than one year, the Company elected the practical expedient and the contracts have no significant financing component.

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

As of December 31, 2019 and 2018, the fair value of the outstanding forward contracts was $35, which was recorded in other receivables against financial income and $71 which was recorded in other payables against financial expense, respectively.

t.	Reclassifications:

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

u.
New accounting pronouncements not yet effective:

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. The new accounting standard will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year. The Company does not expect that adoption of this standard will have a material impact on its consolidated financial statements.

Recently Adopted Accounting Pronouncements:

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, “Leases” ("ASC 842"), on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. The company has adopted a policy whereby leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under the prior guidance (ASC 840). The new standard requires lessors to account for leases using an approach that is substantially equivalent to ASC 840 guidance for sales-type leases, direct financing leases and operating leases. The new standard supersedes the previous leases standard, ASC 840, "Leases". Refer to Note 3.

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

The following table provides a reconciliation of cash and cash equivalents and restricted deposits reported within the consolidated balance sheets that sum to the total of such amounts in the consolidated statements of cash flows:

	December 31, 2019	December 31, 2018	December 31, 2017

Cash and cash equivalents	$13,754	$20,814	$12,417
Restricted cash	380	422	322

Cash and cash equivalents and restricted cash	$14,134	$21,236	$12,739

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:	LEASES

The Company adopted the new standard as of January 1, 2019, using the modified retrospective approach. Consequently, prior period balances and disclosures have not been restated. The Company has elected to utilize the available package of practical expedients permitted under the transition guidance within the new standard which does not require it to reassess the prior conclusions about lease identification, lease classification and initial direct costs. The Company elected the practical expedient to not separate lease and non-lease components for all its leases. This results in the initial and subsequent measurement of the balances of the right-of-use asset and lease liability being greater than if the policy election was not applied. The Company also elected the short-term lease recognition exemption for all leases with a term shorter than 12 months.

The adoption of this new standard as of January 1, 2019 affected the Company's consolidated balance sheets by recognizing new ROU assets and lease liabilities for operating leases in the amount of approximately $2,032.

Some leases include one or more options to renew. The exercise of lease renewal options is typically at the Company's sole discretion; therefore, the majority of renewals to extend the lease terms are not included in our right of use assets and lease liabilities as they are not reasonably certain of exercise. The Company regularly evaluates the renewal options, and, when it is reasonably certain of exercise, it will include the renewal period in its lease term. New lease modifications result in remeasurement of the right of use asset and lease liability, which are not accounted as separate lease contract.

The right-of-use asset and lease liability are initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate based on the information available at the date of adoption in determining the present value of the lease payments. The Company's incremental borrowing rate is estimated to approximate the interest rate on similar terms and payments and in economic environments where the leased asset is located.

Some of the real estate leases contain variable lease payments, including payments based on an index or rate (CPI). Variable lease payments based on an index or rate are initially measured using the index or rate in effect at lease adoption. Additional payments based on the change in an index or rate are recorded as a period expense when incurred.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:	LEASES (Cont.)

The Company has various operating leases for office space and vehicles that expire through 2022 and 2030. Its lease agreements do not contain any material residual value guarantees or material restrictive covenants. Below is a summary of the Company's operating right-of-use assets and operating lease liabilities as of December 31, 2019:

December 31, 2019
Operating right-of-use assets	$7,654

Operating lease liabilities, current	1,240
Operating lease liabilities long-term	6,499
Total operating lease liabilities	$7,739

Weighted average remaining lease term (years)	9
Weighted average discount rate	3.56%

Cash paid for lease expenses during the twelve months ended December 31, 2019 was $1,302 and non-cash transactions totaled $8,205 to recognize operating assets and liabilities for new leases.

Minimum lease payments for the Company's right of use assets over the remaining lease periods as of December 31, 2019, are as follows:

December 31, 2019
2020	$1,164
2021	1,323
2022	740
2023	579
2024	593
2025	608
2026	623
2027	639
2028	655
2029	671
2030	401
Total undiscounted lease payments	$7,996

Less: Interest	(257)

Present value of lease liabilities	$7,739

Total lease expenses for the twelve months ended December 31, 2019 and 2018  and 2017 were $1,138 and $958 and $888 respectively.

 RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	REVENUES

In accordance with the new standard, costs and estimated earnings in excess of billings on uncompleted contracts were reclassified as contract assets and contract liabilities from December 31, 2018. Contract liabilities include advances from customers, which were presented separately in the Company's consolidated balance sheets as of December 31, 2019 and 2018.

The following table presents the significant changes in the advances from customers balance during the twelve months ended December 31, 2019:

	12 months ended December 31,
	2019	2018

Balance, beginning of the period	$727	$41
New performance obligations	893	794	(*)
Reclassification to revenue as a result of satisfying performance obligation	(57)	(108	)(*)
Balance, end of the period	$1,563	$727	(*)

The following table summarizes our contract assets and liabilities balances:

	2019	2018

Contract assets at January 1,	$899	$1,140
Contract assets at December 31,	$1,269	$899

Change in contract assets – increase(decrease)	$370	$241

Contract liabilities at January 1,	$366	$145(	*)
Contract liabilities at December 31,	$196	$366(	*)

Change in contract liabilities - increase	$170	$221

Net change	$200	$20

(*) Reclassified

For the twelve months ended December 31, 2019, 70% of the amount that was previously included in the beginning balance of contract liabilities was recognized.

The Company’s unsatisfied performance obligations as of December 31, 2019 and the estimated revenue expected to be recognized in the future related to long-term fixed price contracts amounts to $1,070. The Company expects to recognize approximately 100% of this amount as revenues during the next 12 months. For information regarding disaggregated revenues, please refer to Note 14.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2019	2018

Prepaid expenses	$781	$184
Government authorities	78	243
Advance payments to vendors	9	70
Deposits	40	9
Fair value of the outstanding forward contracts	35
Other accounts receivable related to Discontinued operations)see also note 1c.)	730	-
	$1,673	$506

NOTE 6:-	INVENTORIES

	December 31,
	2019	2018

Raw materials	$8,377	$5,605
Work in progress, net	3,884	3,558
Finished goods	4,935	2,081
	$17,196	$11,244

Write-offs of inventories for the years ended December 31, 2019, 2018 and 2017 amounted to $230, $39 and $122, respectively. The write-offs were due to slow-moving items and excess inventories and were recorded in cost of revenues. As of December 31, 2019 and 2018 the Company turned part of the slow-moving inventory provision due to sales and disposals of certain items in the amount of $455 and $129 respectively, which was recorded as income in cost of revenues.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2019	2018
Cost:

Factory building	$2,081	$2,081
Machinery and equipment *) **)	14,641	10,723
Office furniture and equipment	1,089	838
Leasehold improvements	2,004	455

	19,815	14,097
Accumulated depreciation:

Factory building	2,058	2,006
Machinery and equipment **)	8,043	6,948
Office furniture and equipment	389	345
Leasehold improvements	198	166

	10,688	9,465

Depreciated cost	$9,127	$4,632

*)	As of December 31, 2019 and 2018, $459 and $1,044, respectively, relates to construction-in-process of production infrastructure.

**)	Capital loss from sale of fixed asset amounted to $103, is due to machinery and equipment sales during 2018.

Depreciation expense amounted to $1,223, $799 and $641 (offset by depreciation write-offs for an amount of $0, $1,030 and $3 mainly due to assets disposals) for the years ended December 31, 2019, 2018 and 2017, respectively.

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2019	2018

Payroll and related accruals	$4,327	$2,397
Accrued expenses - agents’ commissions	518	84
Accrued expenses	727	731
Royalties to IIA	-	393
Provision for loss from sale of subsidiary	-	159
Others	-	78

	$5,572	$3,842

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.
The Company’s research and development efforts have been partially financed through royalty-bearing programs sponsored by the IIA. In return for the IIA’s participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the IIA, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. As of December 31, 2019, the Company received total grants from the IIA in the amount of $5,543.

The total amount of royalties charged to operations for the years ended December 31, 2019, 2018 and 2017, were approximately $41, $458 and $569, respectively. As of December 31, 2019, the Company’s contingent liability for royalties, net of royalties paid or accrued is zero.

b.
The Company provides bank guarantees to some of its customers and others, in the ordinary course of business. The guarantees are to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers and others as of December 31, 2019, is approximately $350.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY

a.	Share capital:

Ordinary Shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

In June 2018, the Company's shareholders approved an increase of the Company's authorized share capital by NIS 1,875,000 and as a result the authorized share capital is equal to NIS 3,000,000 divided into 100,000,000 Ordinary Shares, par value NIS 0.03 each.

In November 2018, the Company entered into agreements with several Israeli institutional investors to purchase 4,545,454 Ordinary shares at price per share of $2.75, for a total consideration of $12,500. Offering costs amounted to $248.

In January 2019, the Company’s shareholders approved the sale of 545,454 Ordinary Shares to the controlling shareholder at a price per share of $2.75, approximately $1,500 in the aggregate.

In January 2020, after balance sheet date, the Company raised in an underwritten public offering of 4,819,052 ordinary shares of the Company at a price of $5.25 per share, for a total consideration of $25,300. Offering costs amounted to approximately $1,800 (refer to Note 15).

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

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

On June 7, 2018, the Company’s shareholders approved the U.S. Taxpayers Appendix to its 2015 Share Option Plan and to reserve 1,000,000 of our Ordinary Shares for issuance thereunder. On August 15, 2018, the Company’s Board of Directors approved an increase in the framework of the Plan to 3,750,000 options.

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

In January 2019, the Company granted options to its employees to purchase a total of 60,000 Ordinary Shares at an exercise price range $2.76 - $2.85 per share. The options will vest as follows: 25% will vest in January 2020; and 75% will vest in twelve equal quarterly installments of 6.25% each until January 2023. These options will be exercisable for 48 months following the date of vesting.

In March 2019, the Company granted options to its officers and employees to purchase a total of 75,000 Ordinary Shares at an exercise price of $2.73 per share. The options will vest as follows: 25% will vest in March 2020; and 75% will vest in twelve equal quarterly installments of 6.25% each until March 2023. These options will be exercisable for 48 months following the date of vesting.

In May 2019, the Company granted options to one of its employees to purchase a total of 7,500 Ordinary Shares at an exercise price of $3.11 per share. The options will vest as follows: 25% will vest in May 2020; and 75% will vest in twelve equal quarterly installments of 6.25% each until May 2023. These options will be exercisable for 48 months following the date of vesting.

In August 2019, the Company granted options to its officers and employees to purchase a total of 100,000 and 50,000 Ordinary Shares at an exercise price of $3.64 and 4.87 per share. The options will vest as follows: 25% will vest in August 2020; and 75% will vest in twelve equal quarterly installments of 6.25% each until August 2023. These options will be exercisable for 48 months following the date of vesting.

In September 2019, the Company granted options to employees to purchase a total of 15,000 Ordinary Shares at an exercise price between $3.99 to $4.40 per share. The options will vest as follows: 25% will vest in September 2020; and 75% will vest in twelve equal quarterly installments of 6.25% each until September 2023. These options will be exercisable for 48 months following the date of vesting.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

In September 2019, the Company granted options to one of its officers to purchase a total of 30,000 Ordinary Shares at an exercise price of $4.83 per share. The options will vest as follows: 25% will vest in September 2020; and 75% will vest in twelve equal quarterly installments of 6.25% each until September 2023. These options will be exercisable for 48 months following the date of vesting.

In November 2019, the Company granted options to one of its employees to purchase a total of 17,500 Ordinary Shares at an exercise price of $5.25 per share. The options will vest as follows: 25% will vest in November 2020; and 75% will vest in twelve equal quarterly installments of 6.25% each until November 2023. These options will be exercisable for 48 months following the date of vesting.

In December 2019, the Company granted options to officers and employees to purchase a total of 70,000 Ordinary Shares at an exercise price of $5.24 per share. The options will vest as follows: 25% will vest in December 2020; and 75% will vest in twelve equal quarterly installments of 6.25% each until December 2023. These options will be exercisable for 48 months following the date of vesting.

As of December 31, 2019, options to purchase 475,687 Ordinary Shares are available for future grant under the Plan.

A summary of the Company’s activity for options granted to employees and directors under the Plan is as follows:

	Twelve months ended December 31, 2019
	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic Value Price

Outstanding at the beginning of the period	3,229,375	$2.25	8.82	$1.617
Granted	470,000	4.08	-	-
Exercised	(505,000)	1.08	-	-
Forfeited	(83,437)	2.93

Outstanding at the end of the period	3,110,938	2.76	8.23	7,579

Exercisable	1,067,344	$2.49	7.86	$2,885

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

Aggregate intrinsic value of exercisable options (the difference between the closing share price of the Company’s Ordinary Shares on the last trading day in the period and the exercise price, multiplied by the number of in-the-money options) represents the amount that would have been received by the employees and directors option holders had all option holders exercised their options on December 31, 2019. This amount changes based on the fair market value of the Company’s Ordinary share.

As of December 31, 2019, unrecognized compensation expenses related to employees and directors stock options to be recognized over an average time of approximately 4 years is approximately $3,089.

During the twelve months period ended December 31, 2019, the Company recognized compensation expenses related to employees and service providers stock option in the amount of $1,148, as follows:

	Year ended December 31,
	2019	2018

Research and Development	$243	$97
Cost of revenues	$134	$107
Marketing and selling	$57	$123
General and administrative	$714	$571
	$1,148	$898

c.	Warrants:

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

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

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

As of December 31, 2019, all of the Company’s outstanding Warrants were fully exercised.

NOTE 11:-	TAXES ON INCOME

a.	The Israeli corporate tax rate and real capital gains tax was 23% in 2019 and 2018 and 24% in 2017.

The Company’s subsidiaries which were incorporated in U.S. are subject to federal tax rate of 21% in 2019 and 2018.

b.	In accordance with the Israeli tax laws, tax returns of the Company submitted up to and including the 2014 tax year can be regarded as final.

The Company’s subsidiaries did not receive final tax assessments since their incorporation.

c.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

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

d.
As of December 31, 2019, the net operating tax loss carryforward relating to the Company in Israel amounted to approximately $64,084, not including a carryforward capital loss amounting to approximately $3,841. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	TAXES ON INCOME (Cont.)

As of December 31, 2019, the U.S. subsidiaries have U.S. federal carryforward tax losses of approximately $3,017.

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

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2019	2018

Net operating loss carryforward	$15,373	$14,598
Capital loss carryforward	883	871
Allowances and reserve	401	322

Total deferred tax assets before valuation allowance	16,657	15,791
Valuation allowance	(16,657)	(15,791)

Net deferred tax assets	$-	$-

As of December 31, 2019 and 2018, the Company has provided valuation allowances in respect of deferred tax assets resulting from the tax loss carryforward and other temporary differences, since it has a history of operating losses and the current uncertainty concerning its ability to realize these deferred tax assets in the future.

The Company accounts for its income tax uncertainties in accordance with ASC 740, which clarifies the accounting for uncertainties in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

As of December 31, 2019 and 2018, there were no unrecognized tax benefits that if recognized would affect the annual effective tax rate.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2019	2018	2017

Income:

Foreign currency exchange differences	$-	$47	$130
Interest on cash equivalents and restricted deposits	359	184	50
Other	96	-	34

	455	231	214
Expenses:

Amortization of shareholders’ convertible loans discount and BCF	-	-	103
Interest on shareholders’ convertible note and loans	-	-	164

Bank commissions and others	38	17	82
Operating lease expenses	85	-	-
Foreign currency exchange differences	453	93	9
Interest on loans from banks and other credit balances	-	2	12

	576	112	370

Total financial (expenses) Income, net	$(121)	$119	$(156)

NOTE 13:-	RELATED PARTY BALANCE AND TRANSACTIONS

In January 2017, the Company’s shareholders approved that in addition to the directors’ fees to be paid to all of the Company’s directors, commencing as of January 1, 2017, the Company will pay the Investor (see Note 1c) an additional monthly payment of approximately $4.6 (NIS 17,500) for time devoted to the Company by the Executive Chairman of the Board of Directors, who is also a co-owner of the Investor. Such payment would increase in the event the Company achieved profitable operations. In 2017, the Company’s consolidated audited financial statements reflected net income (before taxes), so such additional payment increased to approximately $9 (NIS 35,000). In 2019 and 2018, the total payments to the Investor with respect to the Executive Chairman of the Board of Directors were $119 and $118, respectively..

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	RELATED PARTY BALANCE AND TRANSACTIONS (Cont.)

See also Note 10 for transactions with the Company’s shareholders.

Balances with related parties:

	December 31,
	2019	2018

Accrued expenses	$50	$43

Related parties’ expenses:

	Year ended December 31,
	2019	2018	2017

Directors and management fees	$169	$156	$170

Amortization of shareholders’ convertible loans discount and BCF	$-	$-	$103

Interest on shareholders’ convertible note and loans	$-	$-	$164

NOTE 14:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

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

b.	Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Year ended December 31,
	2019	2018	2017

North America	$21,995	$11,686	$14,446
Israel	12,737	10,446	6,363
Asia	2,499	3,093	4,372
South America	1,027	1,206	514
Europe	6,073	1,601	281
Australia	-	-	206

Total	$44,331	$28,032	$26,182

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.	Major customers:

Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues are as follows:

	Year ended December 31,
	2019	2018	2017
	%

Customer A	12	7	7
Customer C	8	11	2
Customer E	3	11	5
Customer F	3	6	13
Customer G	6	4	35
Customer H	4	12	3
Customer I	4	12	-

d.	Long-lived assets (property, plant and equipment) by geographic areas:

	December 31,
	2019	2018

Israel	$6,062	$3,915
China	-	319
USA	3,065	-

	$9,127	$4,234

NOTE 15:-	SUBSEQUENT EVENTS

On January 2020, the Company raised in an underwritten public offering of 4,819,052 ordinary shares of the Company at a price of $5.25 per share, for a total consideration of $25,300. Offering costs amounted to approximately $1,800.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADA ELECTRONIC INDUSTRIES LTD.

	By:	/s/ Dov Sella
	Name:	Dov Sella
	Title:	Chief Executive Officer

Dated: April 7, 2020