Form 20-F
period 2020-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2021-03-01
CIK 761238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.

Commission file number: 0-15375

RADA ELECTRONIC INDUSTRIES LTD.

(Exact name of Registrant as specified in its charter

and translation of Registrant’s name Into English)

Israel

(Jurisdiction of incorporation or organization)

7 Giborei Israel Street, Netanya 4250407, Israel

(Address of principal executive offices)

Avi Israel, CFO

+972 76 538 6200 (phone), + 972 9 885 5885 (fax)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 43,724,446 Ordinary Shares (As of December 31, 2020).

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statements on Form F-3 File Nos. 333-252015, 333-216973, 333-226387 and 333-220304, and on Form S-8 File No. 333-212284, 333-231678 and 333-238502.

INTRODUCTION

We are an Israel based global defense electronics company. We specialize in the development, manufacture, marketing and sales of tactical land radars for defense forces and for critical infrastructure protection applications, and military avionics for manned and unmanned aircraft. Our shares are traded on the NASDAQ Capital Market and the Tel Aviv Stock Exchange under the symbol “RADA”.

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

Definitions

In this annual report, unless the context otherwise requires:

•

References to “RADA,” the “Company,” the “Registrant,” “our company,” “us,” “we” and “our” refer to RADA Electronic Industries Ltd. and its consolidated subsidiaries;

•

References to “our shares,” “Ordinary Shares” and similar expressions refer to RADA’s Ordinary Shares, NIS 0.03 par value per share;

•

References to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

•

References to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•

References to the “Articles” are to our Amended Articles of Association, as currently in effect;

•

References to the “Securities Act” are to the Securities Act of 1933, as amended;

•

References to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•

References to “NASDAQ” are to the NASDAQ Stock Market;

•

References to the “TASE” are to the Tel Aviv Stock Exchange; and

•

References to the “SEC” are to the United States Securities and Exchange Commission.

Market and Industry Data

We operate in an industry in which it is difficult to obtain precise market and industry information. We have generally obtained the market data in this prospectus supplement from public filings, from industry publications, from studies conducted by third party sources that we believe to be reliable, and based on our experience and our own investigation of market condition.

Cautionary Note Regarding Forward-Looking Statements

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

v

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A. Selected Financial Data

We derived the following consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020 and the consolidated balance sheet data as of December 31, 2019 and 2020 from our audited consolidated financial statements, included elsewhere in this annual report. We derived the consolidated statements of operations data for the years ended December 31, 2016 and 2017, and the consolidated balance sheet data as of December 31, 2016, 2017 and 2018 from our audited consolidated financial statements that are not included in this annual report. (See Item 4A. “Discontinued Operations”).

Statement of Operations Data:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(U.S. dollars in thousands)
Revenues	$12,821	$26,182	$28,032	$44,331	$76,217
Cost of revenues	11,379	17,841	17,817	28,394	47,882
Gross profit	1,442	8,341	10,215	15,937	28,335
Research and development, net	758	1,653	3,189	6,912	8,846
Marketing and selling	2,269	2,137	2,860	4,044	5,017
General and administrative	1,814	2,568	4,001	7,084	8,972
Net loss from sale of fixed assets	-	-	103	-	27
Operating income (loss)	(3,399)	1,983	62	(2,103)	22,862
Financial (income) expense, net	1,521	156	(119)	(121)	(167)
Net income (loss) from continuing operations	(4,920)	1,827	181	(2,224)	5,640
Net income (loss) from discontinued operations	13	515	(404)	(115)	-
Net income (loss)	(4,907)	2,342	(223)	(2,339)	5,640
Net income (loss) attributable to non-controlling interest from discontinued operations	(3)	103	(386)	(309)	-
Net income (loss) attributable to RADA Electronic Industries’ shareholders	$(4,910)	$2,239	$163	$(2,030)	$5,640
Basic net income (loss) per Ordinary share attributable to RADA Electronic Industries’ shareholders	$(0.35)	$0.07	$0.02	$(0.05)	$0.13
Diluted net income (loss) per Ordinary share attributable to RADA Electronic Industries’ shareholders	$(0.35)	$0.06	$0.02	$(0.05)	$0.13
Weighted average number of shares used to compute basic net income (loss) per share	14,029	24,957	33,185	38,149	43,321
Weighted average number of shares used to compute diluted net income (loss) per share	14,029	28,127	33,717	38,841	44,565

Balance Sheet Data:

	As of December 31,
	2016	2017	2018	2019	2020
	(U.S. dollars in thousands)
Working capital	$11,106	$25,641	$37,840	$31,805	$56,775
Total assets	20,987	36,030	53,502	64,915	106,906
Short-term credits and current maturities of long-term loans	-	-	-	-	454
Convertible note - short term	3,175	-	-	-	-
Shareholders’ equity (Excluding Non-controlling interest)	$10,516	$28,526	$42,213	$41,420	$72,033

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our Ordinary Shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our Ordinary Shares. Our business, prospects, financial condition and results of operations could be adversely affected due to any of the following risks. In that case, the value of our Ordinary Shares could decline, and you could lose all or part of your investment. These risks include, but are not limited to, the following:

Risks Related to Our Business and Our Industry

•

While we have met with initial success in the introduction of our advanced radars for tactical applications such as defense forces protection and border protection, there can be no assurance that we will succeed in obtaining general market acceptance.

•

We have a history of operating losses and may not be able to sustain profitable operations in the future. To the extent that we incur operating losses in the future, we may not have sufficient working capital to fund our operations.

•

Reductions in defense budgets worldwide may cause a reduction in our revenues, which would adversely affect our business, operating results and financial condition.

•

We may be required to obtain financing for strategic opportunities, which financing may not be available for us in a timely manner or on favorable terms, and which may dilute the holdings of our shareholders and/or require us to incur additional debt.

•

Competition in the market for defense electronics is intense. Our products may not achieve market acceptance, which could adversely affect our business, financial condition and results of operations.

•

We may not be able to implement our growth strategy which could adversely affect our business, financial condition and results of operations.

•

Due to inaccurate forecasts, mistakes or business changes, we may be exposed to inventory-related losses on inventory we purchased in advance and part of our inventory may be written off, which would increase our cost of revenues.

•

Epidemics and pandemics, such as the COVID-19 pandemic, could materially disrupt the company’s business and have a negative impact on the company’s financial results and financial condition.

•

Other unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

•

Sales of our products are subject to governmental procurement procedures and practices; termination, reduction or modification of contracts with our customers or a substantial decrease in our customers’ budgets may adversely affect our business, operating results and financial condition.

•

If we do not receive the governmental approvals necessary for the export of our products, our revenues may decrease. Similarly, if our suppliers and partners do not receive government approvals necessary to export their products or designs to us, our revenues may decrease, and we may fail to implement our growth strategy.

•

We would be adversely affected if we are unable to attract and retain key personnel.

•

We depend on sales to key customers and the loss of one or more of our key customers would result in a loss of a significant amount of our revenues, which would adversely affect our business, financial condition and results of operations.

•

We depend on suppliers of components for our products and if we are unable to obtain these components when needed, we could experience delays in the manufacturing of our products and our financial results could be adversely affected.

•

Rapid technological changes may adversely affect the market acceptance of our products and could adversely affect our business, financial condition and results of operations.

•

We enter into fixed-price contracts that could expose us to losses in the event we fail to properly estimate our costs.

•

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

•

We are subject to risks associated with international operations; we generate a significant portion of our sales from customers located in countries that may be adversely affected by political or economic instability and corruption.

•

Many of our end users are U.S. government customers, which subject us to risks including early termination, audits, investigations, sanctions, or penalties.

•

We may acquire or invest in companies which may divert our management’s attention and result in debt or dilution to our shareholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.

•

Currency exchange rate fluctuations in the world markets in which we conduct business could have a material adverse effect on our business, results of operations and financial condition.

•

Claims that our products infringe upon the intellectual property of third parties may require us to incur significant costs, enter into licensing agreements or license substitute technology.

•

If we are unable to protect our intellectual property rights from unauthorized use or infringement by third parties, our business could be adversely affected.

•

Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to our Environmental, Social and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.

•

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our solutions.

•

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our Ordinary Shares.

Risk Related to Our Ordinary Shares

•

Our Ordinary Shares are traded on more than one market and this may result in price variations.

•

Our share price has been volatile in the past and may decline in the future.

•

We do not intend to pay dividends.

•

We may be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

Risks Related to Our Location in Israel

•

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

•

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

•

We may not be able to enforce covenants not-to-compete under current Israeli law.

•

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

•

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

•

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from those of a typical U.S. corporation.

•

Israeli government programs and tax benefits may be terminated or reduced in the future, which could increase our tax expenses.

•

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

Risks Related to Our Business and Our Industry

While we have met with initial success in the introduction of our advanced ground radars for tactical applications such as defense forces protection and border protection, there can be no assurance that we will succeed in obtaining general market acceptance.

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

We incurred operating losses in three of the five years ended December 31, 2020 and may not be able to achieve or sustain profitable operations in the future or generate positive cash flows from operations. As of December 31, 2020, our accumulated deficit was $73 million. To the extent that we incur significant operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing. Such financing may not be available, or if available, may not be on terms satisfactory to us. If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.

Reductions in defense budgets worldwide may cause a reduction in our revenues, which would adversely affect our business, operating results and financial condition.

Substantially all of our revenues are derived from the sale of products with military applications. While the U.S. defense budget was recently increased, there can be no assurance that this increase will be maintained for the foreseeable future, particularly in light of the recent and expected future budget deficits arising from the effects of the COVID-19 pandemic and expenditures to combat the pandemic and offset its economic effects. In addition, the defense budgets of a number of countries have declined and may be reduced in the future. Declines in defense budgets may result in reduced demand for our products. This would result in reduction in our core business’ revenues and adversely affect our business, results of operations and financial condition.

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

The market for our products is highly competitive and we may not be able to compete effectively. Our principal competitors in the defense electronics market, include Israel Aerospace Industries Ltd., or IAI, Raytheon Company, Northrop Grumman Corporation, Thales Group, and SRC Inc. We expect to continue to face competition from these and other competitors. Most of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do. These competitors are able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

Further, we derive a portion of our revenue from direct and indirect sales to governments and their agencies and our competitors are increasingly targeting such governmental agencies as potential clients. Such government contracts are subject to various procurement, competition and other laws and regulations, as well as contractual provisions, and violations could result in the imposition of various civil and criminal penalties, termination of contracts, forfeiture of profits, suspension of payments, or suspension of future government contracting. In addition, these entities may require license terms that we are unwilling to agree to (e.g., open data rights). As such, we may lose government clients to our competitors, our government contracts may be terminated or not be renewed or we may be suspended from government work or the ability to compete for new contracts.

We may not be able to implement our growth strategy which could adversely affect our business, financial condition and results of operations.

In line with our growth strategy, we entered into a number of strategic relationships with Lockheed Martin Corporation, or Lockheed Martin, Boeing Defense, Space & Security, or Boeing, Rafael Advanced Defense Systems Ltd., or Rafael, Elbit Systems Ltd., or Elbit, Leonardo DRS, or DRS, Anduril Industries, or Anduril and Ascent Vision Technologies (a CACI subsidiary), or AVT, to increase our penetration into the defense electronics market. We are currently investing and intend to continue to invest significant resources to develop these relationships and additional new relationships. Should our relationships fail to materialize into significant agreements or should we fail to work efficiently with these companies, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

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

We normally purchase more inventory than is immediately required in order to shorten our delivery time especially in the event of an increase in demand for our products. We have also increased our inventory level in order to accommodate possible consequences of COVID-19. If the actual orders from our customers are lower than projected or if we decide to change our product line or our product support strategy, we will have excess inventory of components or finished products. Our inventory levels may be too high, and inventory may become obsolete or over-stated on our balance sheet. Our inventory of finished products may accumulate. The rate of accumulation may increase in a period of economic downturn. This would require us to write off inventory, which could adversely affect our gross profit and results of operation.

Epidemics and pandemics, such as the COVID-19 pandemic, could materially disrupt the company’s business and have a negative impact on the company’s financial results and financial condition.

We are vulnerable to the general economic effects of epidemics, pandemics and other public health crises, such as the COVID-19 pandemic. Due to the recent outbreak of COVID-19, there has been a substantial curtailment of travel and business activities, which is causing significant disruptions to the global economy. The extent to which COVID-19 impacts our results will depend primarily on future developments, which are highly uncertain and cannot be predicted with confidence, including the severity and duration of the crisis, the speed and effectiveness of vaccine and treatment developments and deployment, potential mutations of COVID-19, and the impact of actions taken and that will be taken to contain COVID-19 or treat its impact, among others. For example, if COVID-19 continues to spread, we may need to limit operations or implement additional restrictions as a result of widespread government restrictions.

Our increased reliance on personnel working from home may negatively impact productivity or disrupt, delay or otherwise adversely impact its business. Israel and other countries have enforced quarantines and shutdowns to slow the spread of COVID-19, and restricted international travel during this pandemic.

Our future results of operations and liquidity could be adversely impacted by delays in payments of outstanding receivable amounts beyond normal payment terms, supply chain disruptions and operational challenges faced by our customers. Continued outbreaks of COVID-19 could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn or a global recession that could cause significant volatility or decline in the trading price of our securities, affect our ability to execute strategic business activities, affect demand for our products and likely impact our operating results. These may further limit or restrict our ability to access capital on favorable terms, or at all, lead to consolidation that negatively impacts our business, weaken demand, increase competition, cause us to reduce our capital spend further, or otherwise disrupt our business.

Other unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

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

We would be adversely affected if we are unable to attract and retain key personnel

Our success depends in part on key management, sales, marketing and development personnel and our continuing ability to attract and retain highly qualified personnel, including with respect to our recently formed subsidiaries. There is competition for the services of such personnel. The loss of the services of senior management and key personnel, or the failure to attract highly qualified personnel in the future, may have a negative impact on our business. Moreover, our competitors may hire and gain access to the expertise of our former employees or our former employees may compete with us. There is no assurance that we will be successful in attracting, integrating, motivating and retaining key personnel or that former employees will not compete with in the future. If we are unable to retain our key personnel and attract additional qualified personnel as and when needed, our business may be adversely affected.

We depend on sales to key customers and the loss of one or more of our key customers would result in a loss of a significant amount of our revenues, which would adversely affect our business, financial condition and results of operations.

A significant portion of our revenues is derived from a small number of customers. During the years ended December 31, 2020 and 2019, 63% and 61% of our revenues, respectively, were attributable to nine customers. We anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers. No assurances can be given that our customers will continue to purchase our products, that we will be successful in any bid for new contracts to provide such products, or that if we were granted subsequent orders, such orders would be of a scope comparable to the sales that we have experienced to date. If our principal customers do not continue to purchase products from us at current levels or if we do not retain such customers and we are not able to derive sufficient revenues from sales to new customers to compensate for their loss, our revenues would be reduced and adversely affect our business, cash flows, financial condition and results of operations.

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

Cyber-attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access, which could also impact the operation of our products and services. The potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors in the defense electronics market. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. We have experienced and defended against certain threats to our systems and security (such as fishing and ransom attempts), none have had a material adverse effect on our business or operations to date. However, we could incur significant costs in order to investigate and respond to future attacks, to respond to evolving regulatory oversight requirements, to upgrade our cybersecurity systems and controls, and to remediate security compromise or damage. In response to past threats and attacks, we have implemented further controls and planned for other preventative actions to further strengthen our systems against future attacks. However, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful. Consequently, our financial performance and results of operations would be materially adversely affected.

We are subject to risks associated with international operations; we generate a significant portion of our sales from customers located in countries that may be adversely affected by political or economic instability and corruption.

We are a defense company with worldwide operations. Although 80% of our sales are in Israel and North America, we expect to derive an increasing portion of our sales and future growth from other regions such as Latin America, India and Central and Eastern Europe, which may be more susceptible to political or economic instability and the economic impact of the spread of COVID-19. In addition, in many less-developed markets, we rely heavily on third-party representatives, consultants and other agents for business development, marketing and distribution of our products. Many of these third parties do not have internal compliance resources comparable to ours. Business activities in many of these markets have historically been more susceptible to corruption. If our efforts to screen third party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, which may adversely affect our reputation and our business, financial condition or results of operations.

Exports (whether direct sales or sales through our Israeli customers and including the revenues of our U.S. subsidiaries - mainly RTL) accounted for 91% of our revenues in 2020, 71% of our revenues in 2019 and 63% of our revenues in 2018. Our reliance on export sales subjects us to many risks inherent in engaging in international business, including:

•

Limitations and disruptions resulting from the imposition of government controls;

•

Changes in regulatory requirements;

•

The global impact of the COVID-19 pandemic;

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

Finally, our business also must be conducted in compliance with applicable economic and trade sanctions and export control laws and regulations, including those administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. State Department of State, the U.S. Department of Commerce, the United Nations Security Council, and other relevant authorities. Our global operations expose us to the risk of violating, or being accused of violating, such laws and regulations. Our failure to comply with these trade-related laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities, we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.

Many of our end users are U.S. government customers, which subject us to risks including early termination, audits, investigations, sanctions, or penalties.

We derive a substantial portion of our revenue from contracts with U.S. defense contractors and systems integrators that ultimately provide our products to the U.S. government, including the U.S. Department of Defense. We also occasionally enter into contracts directly with the U.S. government. We may enter into further contracts with U.S. defense contractors and systems integrators as well as directly with the U.S. government. These contracts subject us to statutes and regulations applicable to companies doing business with the U.S. government. These types of contracts customarily contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts and which are unfavorable to contractors, including provisions that allow the government to unilaterally terminate or modify contracts, in whole or in part, at the government’s convenience or in the government’s best interest, including if funds become unavailable to the applicable government agency.

In addition, government contracts and subcontracts normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:

•

compliance with complex regulations for procurement, formation, administration, and performance of government contracts and subcontracts under the Federal Acquisition Regulations, or FAR, and agency-specific regulations supplemental to the FAR;

•

specialized disclosure and accounting requirements unique to government contracts and subcontracts;

•

mandatory financial and compliance audits that may result in potential liability for price or cost adjustments, recoupment of government funds after such funds have been spent, civil and criminal penalties, or administrative sanctions such as suspension or debarment from doing business with the U.S. government;

•

public disclosures of certain contract and company information; and

•

mandatory socioeconomic compliance requirements, including labor requirements, non-discrimination and affirmative action programs and environmental compliance requirements.

Government contracts and subcontracts are also generally subject to greater scrutiny by the government, which can unilaterally initiate reviews, audits and investigations regarding our compliance with government contract requirements. In addition, if we fail to comply with government contract laws, regulations and contract requirements, our contracts and subcontracts may be subject to termination or suspension, and we may be subject to financial or other liability under our contracts or under the Federal Civil False Claims Act. The False Claims Act’s “whistleblower” provisions allow private individuals, including present and former employees, to sue on behalf of the U.S. government. The False Claims Act statute provides for treble damages and other penalties and, if our operations are found to be in violation of the False Claims Act, we could face other adverse action, including suspension or prohibition from doing business with the United States government. Any penalties, damages, fines, suspension, or damages could adversely affect our ability to operate our business and our financial results. Further, the negative publicity that could arise from any such penalties, sanctions or findings could have an adverse effect on our reputation and reduce our ability to compete for new contracts with both government and commercial clients. Moreover, government entities typically finance projects through appropriated funds. While these projects are often planned and executed as multi-year projects, government entities usually reserve the right to change the scope of or terminate these projects for lack of approved funding or at their convenience. Changes in government or political developments, including legislative or regulatory changes, budget deficits, shortfalls or uncertainties, government spending reductions or other debt or funding constraints, could result in lower governmental sales and our projects being reduced in price or scope or terminated altogether, which also could limit our recovery of incurred costs, reimbursable expenses and profits on work completed prior to the termination.

We may acquire or invest in companies which may divert our management’s attention and result in debt or dilution to our shareholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.

We intend to evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products and other assets in the future. For example, in February 2021, we announced the signing of a Term Sheet to invest $3 million in consideration for a 12% interest in RadSee Technologies Ltd., an early-stage advanced radar technology company. We also may enter into relationships with other businesses to expand our products which could involve investments in or acquisitions of other companies.

Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties or delays in assimilating or integrating the businesses, technologies, products, employees or operations of the acquired companies, particularly if the key employees of the acquired company choose not to work for us, their products or services are not easily adapted to work with our products, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. In addition, we may discover liabilities or deficiencies associated with the assets or companies we acquire or ineffective or inadequate controls, procedures or policies at an acquired business that were not identified in advance, any of which could result in significant unanticipated costs. Acquisitions also may disrupt our business, divert our resources or require significant management attention that would otherwise be available for development of our existing business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown risks or liabilities.

Negotiating these transactions can be time consuming, difficult and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if announced, may not be completed. For one or more of those transactions, we may:

•

issue additional equity securities that would dilute our existing shareholders;

•

use cash that we may need in the future to operate our business;

•

incur large charges or substantial liabilities;

•

incur debt on terms unfavorable to us or that we are unable to repay;

•

encounter difficulties retaining key employees of the acquired company or integrating business cultures;

•

encounter difficulties retaining the acquired company’s customers; or

•

become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges.

The occurrence of any of these foregoing could adversely affect our business, results of operations and financial condition.

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

Third parties may assert that we have infringed, misappropriated or otherwise violated a patent, copyright, trademark or other proprietary or intellectual property right belonging to them. Any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend against the claim. Moreover, a successful claim of product infringement against us or a settlement could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. We might not be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all. We also may not be able to obtain a license from another provider of suitable alternative technology to permit us to continue offering the product. Infringement claims asserted against us could have a material adverse effect on our business, operating results and financial condition.

If we are unable to protect our intellectual property rights from unauthorized use or infringement by third parties, our business could be adversely affected.

Our success depends, in part, upon our ability to protect our intellectual property. Although we take steps to protect our intellectual property such as requiring employees and consultants to execute confidentiality agreements, such individuals may breach the terms of such agreements. Further, competitors may develop products and services similar to or superior to ours. Further, we might not be able to detect unauthorized use of, or take appropriate and timely steps to enforce, our intellectual property rights. Enforcing our rights might require considerable time, money and oversight, and we may not be successful in enforcing our rights.

Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to our Environmental, Social and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG may hinder our access to capital, as investors and lenders may reconsider their capital investment allocation as a result of their assessment of our ESG practices. If we do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition and the price of our company’s shares could be materially and adversely affected.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our solutions.

The Dodd-Frank Wall Street Reform and Consumer Protection Act imposes disclosure requirements regarding the use in components of our products of “conflict minerals” mined from the Democratic Republic of Congo and adjoining countries, whether the components of our products are manufactured by us or third parties. These requirements could affect the pricing, sourcing and availability of minerals used in the manufacture of components we use in our products. Although the U.S. Securities and Exchange Commission, or the SEC, has provided guidance with respect to a portion of the conflict mineral filing requirements that may somewhat reduce our reporting practices, there are costs associated with complying with the disclosure requirements and customer requests, such as costs related to our due diligence to determine the source of any conflict minerals used in our products. Because of the complexity of our supply chain, we may face reputational challenges if we are unable to sufficiently verify the origins of the subject minerals. Moreover, we are likely to encounter challenges to satisfy those customers who require that all of the components of our products are certified as “conflict free.” If we cannot satisfy these customers, they may choose a competitor’s products.

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

Risks Related to Our Ordinary Shares

Our Ordinary Shares are traded on more than one market and this may result in price variations.

Our ordinary shares have recently been admitted for trading on the Tel Aviv Stock Exchange (“TASE”) in addition to the NASDAQ Capital Market. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Capital Market, and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

U.S. holders of our Ordinary Shares may face income tax risks. Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2020 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. Furthermore, fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the aggregate value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below under Item 10E. “Additional Information – Taxation”) of our Ordinary Shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. If we are treated as a PFIC, U.S. Holders of Ordinary Shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their Ordinary Shares. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our Ordinary Shares.

Risks Related to Our Location in Israel

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

Furthermore, we could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli companies and others doing business with Israel or with Israeli companies. As a result, we are precluded from marketing our products to these countries, companies and organizations. Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities. Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel. Restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business. Israel has also been aggressive in mandating quarantines and restricting local and international travel during the COVID-19 pandemic.

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

We participate from time to time in programs of the Israeli Innovation Authority (formerly the Office of the Chief Scientist) of the Israeli Ministry of Economy, or Innovation Authority, for which we receive funding for the development of technologies and products. We may benefit from certain Israeli government programs and tax benefits, particularly from tax exemptions and cash incentives, including “Approved Enterprise” status due to our manufacturing facilities in Israel. To be eligible for these programs and tax benefits or similar programs in the future, we must meet certain conditions, including making specified investments in fixed assets and equipment. For more information about these programs, see Item 5. “Operating and financial review and prospects – Research & Developments – Israeli Innovation Authority.” If we fail to comply with these conditions, we may be required to pay additional penalties, make refunds and may be denied future benefits. From time to time, the Government of Israel has discussed reducing or eliminating the benefits available under these programs, and therefore these benefits may not be available to us in the future at their current levels or at all.

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

ITEM 4.INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated under the laws of the State of Israel on December 8, 1970. We are a public limited company under the Israeli Companies Law 1999-5759, or the Israeli Companies Law, and operate under this law and associated legislation. Our registered offices and principal place of business are located at 7 Giborei Israel Street, Netanya 4250407, Israel, and our telephone number is: +972-76-538-6200. Our website address is www.rada.com. The information on our website is not incorporated by reference into this annual report.

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

In March 2018, we announced the formation of a joint venture company with SAZE Technologies LLC. The new company, RADA Technologies LLC, or RTL is based in Germantown, Maryland. In July 2019, we acquired full ownership of RTL. RTL is focused on the adaptation of our tactical radar technology for the U.S. market, certifying the radars to U.S. standards, producing our radars for the US market needs, and providing infrastructure for maintenance and support. In the first quarter of 2020 RTL commenced the manufacture of radars. In July 2020, we formed a new company, RADA Innovations LLC, or RIL to perform certain classified work on our radars for the U.S. market.

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

Purchasers of defense electronics products are either governments or major integrators. Engagement in business relationships with these customers is complex, have a long sales cycle and requires long-term commitments for future support of delivered hardware. Production batches of such products are usually small.

Suppliers of defense electronic systems are either providers of products and sub-systems to major integrators and platform manufacturers or are providers of integrated systems to the industry or to the armed forces. These companies are typically very large and have diversified product offerings.

New products in the defense electronic market are usually developed utilizing customer sponsored research and development funds and are typically tailored to specific customer needs. In many cases, the customer who pays for the design and adaptation, limits the use of intellectual property that was funded by it for other applications, due to either commercial or security reasons. We are developing our products utilizing our internal resources, and as a result we own the proprietary rights and are able to address a wide range of customers and integrators.

Products and Services

We primarily sell state-of-the-art defense electronics products. We may also provide end-to-end solutions for one or more systems or sub-systems. Our current product lines are:

•

Tactical radars, land-based, for defense forces and critical infrastructure protection solutions; and

•

Military Avionics (data/video recorders, and core avionics for aircraft and UAVs).

Land-Based Tactical Radars for Defense Forces and Critical Infrastructure Protection Solutions.

We develop advanced land-based radars for tactical applications such as defense forces protection and critical infrastructure protection. Our pulse Doppler, software-defined radars are solid-state, fully digital, incorporate active electronically scanned array, or AESA antenna, are compact, mobile and highly reliable, provide hemispheric spatial coverage and multi-mission capabilities and can operate on-the-move, or OTM.

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

•

Radar sensors for active protection systems, or APS, detecting all relevant threats that may be fired at combat vehicles, including RPGs, anti-tank guided missiles (ATGMs) and projectiles and provide 360° hemispheric coverage. The system delivers threat data to the APS, enabling it to neutralize threats.

•

Very-short-range hemispheric air surveillance radar system which can detect, classify and track aerial vehicles, with emphasis on small UAVs. Mobile or stationary, the system can be integrated with any C4I system and other radars and sensors, and can operate either as a stand-alone, or as part of a large-scale surveillance system.

•

Perimeter and border protection, detecting, identifying, and tracking aerial and surface intruders including slow and small aircraft, vehicles, vessels, and pedestrians at tactical ranges. Our radars can operate either on a stand-alone basis, or as part of a large-scale surveillance system.

The current operational missions of the MHR family of radar platforms are the following:

•

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

•

Tactical hemispheric air surveillance radar systems which detect, classify and track all types of aerial vehicles, including fighters, helicopters, UAVs, transport aircraft, etc. at tactical ranges. Mobile or stationary, the systems can be integrated with any C4I system and other radars and sensors, and can operate either as a stand-alone, or as part of a large-scale surveillance system.

•

Three-dimensional perimeter surveillance radar systems for critical infrastructure protection can detect, identify, and track aerial and surface intruders including slow and small aircraft, air breathing targets, vehicles, vessels, and pedestrians at tactical ranges. The systems can operate either as a stand-alone, or as part of a large-scale surveillance system.

Among our customers and users of our radar systems are leading defense forces and defense contractors worldwide, including the Israeli MOD, IMI (an Elbit Systems subsidiary), Elbit, Rafael, MER Group, Lockheed Martin, Boeing, Leonardo DRS, Anduril, CACI, General Atomics, Elettronica, the U.S. Marine Corps and Navy, the U.S. Air Force, Indian Security Forces, Rheinmetall, and many additional integrators and end-users. Some of our customers have purchased a small number of radars for evaluation and integration in their air defense and/or other systems. These initial purchases may turn into larger production orders upon evaluation.

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

•

HD-DVDR, high definition digital video/audio/data recording for fighter and trainer aircraft;

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

We offer the following avionics solutions:

•

Mission data recorders and debriefing solutions and HUD video cameras (as described above); and

•

Avionics for UAVs (Interface control processors, engine control computers, Payload management computers and others).

Our airborne products and system solutions are fully qualified and operated by leading air forces and prime integrators worldwide, such as the Israeli Air Force, Lockheed Martin, Boeing Company, HAL, Embraer, IAI, Rafael, the Chilean Air Force, and many others. Our units are installed onboard F-16, F-15, T-6, A-4, Jaguar, MiG-27, Su-30MKI, Dhruv Helicopter, MiG-29, Super-Tucano and other aircraft, and onboard a large number of UAVs.

Business Development, Sales and Marketing

Strategy

Our business development strategy is based on the following principles:

•

Becoming a reliable and trusted supplier of sensors and avionics sub-systems to defense system integrators and major platforms manufacturers with global sales, such as Lockheed Martin, Boeing, Elbit, IAI, Anduril, Rafael, Leonardo DRS, Embraer, HAL, Elettronica, CACI and others.

•

Establishing operations in our primary target markets (i.e. U.S.), either through subsidiaries or through joint ventures, for local presence, direct market development, localization of the technology, production and customer support.

•

Expanding our global business development efforts and potential customer base, by engaging business development consultants and service providers in the countries and territories in which our products may be used, and actively managing this global network; and

•

Establishing strategic relationships with leading integrators in the prime target markets for tactical radars, i.e. U.S., Europe, India; such relationships may involve indigenization and localization of our technologies to enable sales in significant quantities in these markets.

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

IMI Systems. IMI (a subsidiary of Elbit Systems) is a world leader in the field of APS for land platforms and is the developer and manufacturer of the “Iron Fist” APS. We teamed with IMI on the integration and production of our CHR family of radars as part of their “Iron Fist” APS solution for local and global customers. During 2016, there was a global increase in the interest of major forces in APS. As a result, since then, we are engaged in extensive efforts with IMI to integrate, test and provide its “Iron Fist” APS to customers in Europe and North America, along with our on-going support. We have sold dozens of radars to IMI to support these activities. We anticipate that these testing efforts will mature into acquisition programs. The first acquisition program was purchased by the IMOD in the end of 2019 to equip the Eitan fighting vehicle with the Iron Fist APS.

Boeing Defense, Space and Security. Boeing, a provider of air defense and high-energy laser systems, acquired our MHR in 2013 for evaluation of its use as part its directed energy tactical systems and in 2017 acquired our MHR for integration into critical infrastructure surveillance solutions. We also provide Boeing with recorders and debriefing stations for the T-45 VMTS and have received follow-on orders from Boeing.

Leonardo DRS. DRS is a major player in the defense electronics market in North America, with a focus on tactical systems and radars. In 2017, we signed a cooperation agreement with DRS to market and sell our tactical radars in the North American market for counter-UAV, short-range air defense, and other solutions. DRS has acquired a few MHR radars and is actively promoting our radars as part of their system solutions. In 2018, DRS was selected by the US Army as the mission equipment package provider for the Army’s IM-SHORAD program, which includes our MHR radars as onboard search sensors. This program has the potential for sale of 144 vehicles, each with 4 MHR radars on board. To date, we have delivered radars for nine prototype units and spares, and a production purchase order for 28 vehicles incorporating 112 radar units.

Anduril Industries Inc. Anduril is a fast-growing player in the defense electronics market in North America. Anduril provides base defense and force protection applications, critical infrastructure protection solutions, border security and counter drone systems. Our radars are integrated within such solutions. In 2020, we delivered more than 100 radars of the MHR family to be integrated with Anduril’s systems.

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

Military Forces. We are a provider of digital recorders and debriefing solutions to the Chilean Air Force and to the Indian Air Force, through HAL. Two other Asian military forces have purchased radars for air surveillance and counter-mortar applications. Our tactical radars are used by all the U.S. defense forces for ground-based air defense, point defense, counter rocket, artillery and mortar solutions, and counter unmanned aerial systems. We believe that these strategic relationships with military forces provide us with the potential for prolonged cooperation.

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

Business Development and Marketing

Our Chief Executive Officer, Mr. Dov Sella, together with Mr. Gil Schwartz, our VP Business Development & Marketing, lead our business development and marketing efforts from Israel. Mr. Bill Watson, Ms. Charlene Caputo and Mr. Max Cohen are responsible for our business development and marketing efforts in North America. We currently employ fifteen additional professionals (seven of whom are part-time consultants) in business development and the sales of our products. Our program managers, Chief Technology Officer, Chief Operating Officer, VP Product Development and our product managers and engineering departments support our marketing and sales efforts with respect to proposal preparations and product demonstrations. In addition, we have engaged business development consultants in Europe, South America and Asia who receive success fees for sales generated by them. Our RTL subsidiary is responsible for business development in the North American market and works directly with and in cooperation with our U.S. partners on the exploitation of large opportunities in the U.S. Four of our seven part-time consultants are supporting this activity.

The Israeli Ministry of Defense has historically supported and continues to support our marketing efforts through its defense export assistance branch and through various projects for the IDF and its related divisions. There is no guarantee that this type of assistance will be available to us in the future.

We take part and present our tactical radars at the major land systems exhibitions on a regular basis, such as the AUSA Annual Meetings, Eurosatory in Paris, DSEI in London, and in regional or focused exhibitions such as DefExpo in India and SOFIC, MDM and many others in the USA.

Fixed Price Contracts

Some of our contracts are fixed-price contracts, under which the price is not subject to adjustment due to the costs incurred in the performance of the contracts, as long as the costs incurred, and work performed, fall within governmental guidelines. Under our fixed-price contracts, we assume the risk of increased or unexpected costs that may reduce our profits or even generate losses. This risk can be particularly significant under fixed-price contracts for research and development involving new technologies.

Our books and records may be subject to audits by the Israeli Ministry of Defense and other governmental agencies, including the U.S. Department of Defense. These audits may result in adjustments to contract costs and profits.

Principal Customers

We generally complete a few major transactions each year, each accounting for than 10% of our revenues for such year. As a result, each year a significant portion of our revenues is derived from a small number of customers. The following table sets forth our principal customers in 2018, 2019 and 2020:

	Percentage of Revenues
	2018	2019	2020
Customer A	-%	-%	21%
Customer B	-%	7%	14%
Customer C	-%	-%	10%
Customer D	11%	8%	6%
Customer E	12%	4%	5%
Customer F	7%	12%	4%
Customer G	11%	3%	1%
Customer H	12%	4%	-%

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

Geographical Markets

We sell our products to various air forces and companies worldwide. The following table presents our revenues by geographical markets for the periods indicated:

	2018	2019	2020
Israel	37%	28%	20%
South and Latin America	4%	2%	1%
Asia	11%	6%	2%
North America	42%	50%	60%
Europe	6%	14%	16%
Australia	-%	-%	1%

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

Intellectual Property

We generally do not rely on patent protection to protect our products and instead choose to rely upon a combination of trade secret laws’ logical and physical security measures and contractual restrictions to protect such rights. These measures may not be adequate to protect our technology from third-party infringement, and our competitors might independently develop technologies that are substantially equivalent or superior to ours. Additionally, our products may be sold in foreign countries that provide less protection for intellectual property rights than that provided under U.S. or Israeli laws.

We also rely on our trademarks and trade names to distinguish our products from the products of our competitors and other third parties. Third parties may oppose our trademark applications, or otherwise challenge our use of our trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote significant resources to rebranding.

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

Manufacturing and Quality Control

Our Israeli production plant is located in Beit She’an, Israel. The plant is equipped to handle most of our manufacturing processes and testing requirements. For some processes we utilize outsourced resources. This structure allows us flexibility and versatility. To support the growth in radar production, we have established a supply chain of board assembly providers and chassis/casting providers, while final assembly, calibration and testing is accomplished internally. We duplicated our Israeli assembly facilities in our facility in Maryland that is now supplying our radars to the U.S. market.

We place great emphasis on quality control in our production processes. Commencing with customer requirements and expectations, via raw material inspection through completion, specifications are repeatedly checked. We maintain a quality assurance team that participates in every stage of the design and manufacturing of the products. Our quality management system is certified by the Standards Institute of Israel, or SII, pursuant to ISO 9001:2015 for hardware design and production and ISO 90003:2018 for software design. SII performs quality system audits twice a year and various customers perform audits four to six times a year. Our environmental management system is certified by SII to ISO 14001:2015. Our quality management system is also certified according to AS-9100D (2016), a quality management system for aerospace requirements (both in Israel and in the U.S.).

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

C. Organizational Structure

RADA Technologies LLC and RADA Innovations LLC, are our Germantown, Maryland based subsidiaries in the U.S.

D. Property, Plants and Equipment

We own a 30,000 square feet industrial building in Beit She’an, Israel. The building, which includes manufacturing facilities and warehouse space, is situated on land leased from the Israel Land Authority for a period of 49 years ending in 2034. The plant has sufficient capacity to meet our current requirements.

Our executive offices, sales and marketing and research and development facilities are located in a 22,600 square feet office facility in Netanya, Israel and well as 1,450 square feet R&D facility in Beer Sheva, Israel. The Netanya lease expires in March 2026 and the Beer Sheva lease expires in December 2023. We also signed a lease for a 6,000 square feet warehouse in Beit She’an, Israel, that expires on June 2026. The aggregate annual rent for our offices in Israel was approximately $578,000 in 2020.

As of December 31, 2020, RTL is occupying approximately 25,000 square feet of office and production facilities in Germantown, Maryland. The lease for this facility, whose current monthly rental cost is approximately $57,000, expires in June 2030.

ITEM 4A.UNRESOLVED STAFF COMMENTS

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

Overview

We develop, manufacture and sell defense electronics including tactical land radars for force and critical infrastructure protection applications, and military avionics systems for manned and unmanned aircraft. Our U.S. wholly owned subsidiary, RTL, is focused on adapting our tactical radar technology for the U.S. market by altering our technology to meet U.S. customer requirements, certifying the radars to U.S. standards, manufacturing radars and providing local maintenance and support services.

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

Impairment of Long-Lived Assets. We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount of the carrying value of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2020, 2019 and 2018, no impairment losses were identified.

Accounting for income taxes. On January 1, 2007, we adopted FASB ASC 740-10 “Income Taxes,” which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740-10. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement ASC 740-10. We provided a valuation allowance in respect to the deferred tax assets resulting from operating loss carry forwards and other temporary differences. Our management currently believes that since our company has a history of losses, it is more likely than not that the deferred tax regarding the loss carry forwards and other temporary differences will not be realized in the foreseeable future.

Inventory valuation. The majority of our inventory consists of work in progress, raw materials and components. Inventories are valued at the lower of cost or market. Cost of finished goods is determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs. Raw material is valued using the “FIFO” method. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material items based on their potential utilization. If we consider specific inventory to be damaged, we write such inventory down to zero. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, and excess inventories. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning the future utilization of the inventory items. Write-offs of inventories for the years ended December 31, 2020, 2019 and 2018 amounted to $132,000, $230,000 and $39,000, respectively. The write-offs were due to slow-moving items and excess inventories and were recorded in cost of revenues.

Allowance for doubtful accounts. Our trade receivables are derived from sales to customers all over the world. We perform ongoing credit evaluations of our customers. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was $2,000 for each of the years ended December 31, 2020, 2019 and 2018.

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

Discontinued Operations. Under ASC 205-20, “Presentation of Financial Statements - Discontinued Operation” when a component of an entity, as defined in ASC 205-20, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its component are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the company’s consolidated operations and the company will have no significant continuing involvement in the operations of the component. Subsequent to our determination to sell our interest in CACS, CACS’ results are accounted as a discontinued operation and appear in this annual report in a separate line item as “Discontinued Operations.”

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

Impact of the COVID-19 Pandemic on our Operations

The impact of the COVID-19 pandemic has resulted in and will likely continue to result in significant disruptions to the global economy, as well as businesses and capital markets around the world. In an effort to halt the outbreak of COVID-19, a number of countries, including the United States and Israel where we have key operations, placed significant restrictions on travel, and many businesses announced extended closures. It is unclear how long total or partial shutdowns may last and whether additional shutdowns will be necessary to the extent future outbreaks occur.

Sales. We have taken various steps to safeguard employees that have had the effect of curtailing direct sales activities. It may take an extended period after current restrictions end for us to engage potential new customers. We continue to monitor our sales pipeline on a day-to-day basis in order to assess the effect of these limitations on our current sales and our future pipeline development.

Production and Supply Chain. We encountered several delays in receiving parts shipments and our freight costs increased during 2020. These delays have not affected our product availability as we have increased our inventory levels, but our manufacturing may be impacted in the future due to supply chain delays or adverse impacts on our production capacity due to government directives or health protocols that might impact our production facilities. In addition, given the current limitations on our sales activities, it has become difficult for us to effectively forecast future requirements for our products. Accordingly, there is a greater risk that we may overproduce or underproduce compared to actual sales.

Negative impacts on our suppliers and employees. COVID-19 may impact the health of our employees, management, or customers, reduce the availability of our workforce or those of companies with which we do business, or create disruptions in our supply networks. The adverse effects of such events on us may include disruption to our operations, or demand for our products in the short and/or long term.

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
Revenues	100%	100%	100%
Cost of revenues	63.6%	64.0%	62.8%
Gross profit	36.4%	36.0%	37.2%
Research and development	11.3%	15.6%	11.6%
Marketing and selling	10.2%	9.1%	6.6%
General and administrative	14.3%	16.0%	11.8%
Net loss from sale of fixed assets	0.4%	0%	0%
Operating income (loss)	0.2%	(4.7)%	7.2%
Financial (expenses) income, net	0.4%	(0.3)%	0.2%
Net income (loss) from continuing operations	0.6%	(5.0)%	7.4%
Net income (loss) from discontinued operations	(1.4)%	(0.3)%	0%
Net income (loss)	(0.8)%	(5.3)%	7.4%
Net income (loss) attributable to non-controlling interest	(1.4)%	(0.7)%	0%
Net income (loss) attributable to RADA Electronic Industries’ shareholders	0.6%	(4.6)%	7.4%

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

Revenues. Our revenues increased by 72% to $76.2 million in 2020 from $44.3 million in 2019, mainly due to the increase in sales of our radars in the U.S.

Cost of Revenues. Cost of revenues were $47.9 million in 2020 and $28.4 million in 2019, reflecting the increase in revenues.

Gross Profit. Our gross profit increased by 78% to $28.3 million in 2020 from $15.9 million in 2019. Our gross profit margin was approximately 37.2% in 2020 and 36.0% in 2019. The increase in our gross profit in 2020 was mainly attributable to the increase in revenues generated from the sale of radars and as a result of improved production efficiencies.

Research and Development Expenses. Our research and development expenses increased by 28% to $8.8 million in 2020 from $6.9 million in 2019. The increase is a result of our strategy to achieve and maintain a technological edge for our products, including the development of our next generation of radars.

Marketing and Selling Expenses. Marketing and selling expenses increased by 24% to approximately $5.0 million in 2020 from $4.0 million in 2019. We increased our level of marketing and selling expenses primarily due to our efforts to sell our radar products, mainly reflected in the costs incurred as part of our participation in field demonstrations requested by our potential customers as well as the costs associated with developing our RTL subsidiary in the U.S.

General and Administrative Expenses. General and administrative expenses increased by 27% to approximately $9.0 million in 2020 from $7.1 million in 2019. The increase is primarily attributable to the development of RTL in the U.S. as well as to the increase in the non-cash expense associated with employee stock-based compensation.

Financial Income, Net. We had net financial income of $0.2 million in 2020 compared to $0.1 million of net financial expense in 2019, reflecting our improved financial condition and increased bank balances.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Please see Item 5A of our Form 20-F for the year ended December 31, 2019 filed on April 7, 2020 for this comparison.

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

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at a rate of 23% in 2020 and are subject to the same corporate tax rate in 2021.

As of December 31, 2020, our net operating loss carry forward for Israeli tax purposes was approximately $64 million and capital loss carry forwards of approximately $4.1 million. As of December 31, 2020, our U.S. subsidiaries have U.S. federal carry forward tax losses of approximately $3.7 million.

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

The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the NIS against the most important currency for our business, the dollar, until December 31 of each year and the year before, and (ii) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2016	2017	2018	2019	2020
NIS vs. U.S. Dollar	(1.0)%	(9.8)%	3.2%	(7.8)%	(7.0)%
Israeli Consumer Price Index	(0.2)%	(1.5)%	0.8%	0.6%	(0.7)%

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

Recently Issued Accounting Standards

New accounting pronouncements not yet effective:

In January 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (ASU 2020-01), which clarifies the interaction of the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. This guidance will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company does not expect the adoption of this guidance will have a material impact on its consolidated financial statements.

Recently Adopted Accounting Pronouncements:

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. The new accounting standard was effective for the fiscal year beginning on January 1, 2020, including interim periods within that year. Adoption of this standard did not have a material impact on our consolidated financial statements.

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

In December 2018, we completed a $12.5 million registered direct offering of 4,545,454 Ordinary Shares at a price per share of $2.75, of which $10 million was invested by Psagot and $2.5 million by Phoenix, two Israeli institutional investors. In addition, on January 16, 2019 we issued 545,454 Ordinary Shares to DBSI in a shareholder-approved private placement for approximately $1.5 million, reflecting a price per share of $2.75.

In January 2020, we raised $25,300,000 in an underwritten public offering of 4,819,052 Ordinary Shares at a price of $5.25 per share. Offering costs amounted to approximately $1,800,000.

We had working capital of $56.8 million as of December 31, 2020 compared with working capital of $31.8 million at December 31, 2019. Cash and cash equivalents were $36.3 million as of December 31, 2020 compared to $13.8 million as of December 31, 2019. The increase in working capital and cash and cash equivalents is due to the proceeds from our January 2020 public offering.

As of December 31, 2020, our banks provided $0.46 million of guarantees on our behalf, mainly to our customers and suppliers in the ordinary course of business. The guarantees are secured by a first priority charge on our restricted cash total $0.57 million as of December 31, 2020.

We made capital expenditures of $ 4.9 million in the year ended December 31, 2020, primarily for machinery and equipment for use by RTL and our manufacturing facility in Israel. In 2020, we also increased our inventories by $12.82 million to support our increased level of sales. We currently do not have any significant capital spending or purchase commitments.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2018	2019	2020
	(U.S. dollars in thousands)
Net cash used in operating activities from continuing operations	(3,858)	(3,461)	(3,614)
Net cash used in investing activities from continuing operations	(948)	(5,133)	(4,930)
Net cash provided by financing activities from continuing operations	12,798	966	24,038
Net cash provided by operating activities from discontinued operations	1,186	-	-
Net cash used in investing activities from discontinued operations	(2)	-	-
Effect of exchange rate changes on cash and cash equivalents	(420)	-	-
Increase (decrease) in cash and cash equivalents and restricted cash	8,756	(7,628)	22,722
Cash and cash equivalents and restricted cash at beginning of the year	13,006	21,762	14,134
Cash and cash equivalents and restricted cash at end of the year	21,762	14,134	36,856
Less cash and cash equivalents of discontinued operation at the end of the year	526	-	-
	21,236	14,134	36,856

Continuing Operations

Net cash provided by our operating activities was $3,614,000 in 2020. This was primarily due the net income for the year, an increase in trade payables of $1,872,000 and an increase in other accounts payable of $5,042,000, offset by an increase in inventories of $12,820,000, depreciation and amortization expenses of $2,289,000, share based non-cash compensation to employees of $1,436,000. Net cash provided by operating activities was $3,461,000 in 2019. This was primarily due to an increase in inventories of $6,613,000. This was offset by depreciation and amortization of $1,223,000, share based non-cash compensation to employees of $1,148,000, an increase in trade payables of $ 1,439,000 and an increase in other accounts payables of $2,729,000. Further details concerning comparative financial data for 2018, are available in our Form 20-F for the fiscal year ended December 31, 2019.

Net cash used in investing activities was $4,930,000 in 2020, primarily due to the investment of $4,853,000 in property, plant and equipment. Net cash used in investing activities was $5,133,000 in 2019, primarily due to the investment of $4,092,000 in property, plant and equipment and construction-in-process of production infrastructure of $459,000. Further details concerning comparative financial data for 2018, are available in our Form 20-F for the fiscal year ended December 31, 2019.

Net cash provided by financing activities was $24,038,000 in 2020, reflecting the proceeds from our January 2020 public offering. Net cash provided by financing activities was $966,000 in 2019 reflecting mainly the issuance of Ordinary Shares in a registered direct offering. Further details concerning comparative financial data for 2018, are available in our Form 20-F for the fiscal year ended December 31, 2019.

As a result of the foregoing, at December 31, 2020, we had working capital of $56,775,000 and cash and cash equivalents of $36,289,000 as compared to working capital of $31,805,000 and cash and cash equivalents of $13,754,000, at December 31, 2019.

We expect to fund our short-term liquidity needs in 2021, including our obligations under, contractual agreements and any other working capital requirements, from our cash and cash equivalents, and operating cash flow. We project that our current cash and cash equivalents and our expected cash flow from operations, will be sufficient to meet our cash requirements in 2021.

C. Research and Development, Patents and Licenses

Research and Development

Our research and development activities focus on improvements to our existing products, the development of complementary products that provide continued support for our current customers and improve our capability to market our products to new customers and to keep a competitive edge over our competitors. In 2020, 2019 and 2018, we incurred $8.8 million, $6.9 million and $3.1 million, respectively, of research and development expenses, net. The majority of these expenses are attributable to the development of our radars. In 2021, we intend to continue our investment in the research and development of new products. As of December 31, 2020, we employed 88 engineers (including 2 sub-contractors) who principally concentrate on research and development activities.

The Israel Innovation Authority, or the IIA, encourages research and development by providing grants to Israeli companies, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, as amended. The terms of such grants prohibit the manufacture of the developed products outside of Israel and the transfer of technologies developed using the grants to any person without the prior written consent of the IIA. During recent years, we developed a new radar sensor for APS, partly financed by the IIA. We received royalty bearing grants of $1.138 million from the IIA. Pursuant to applicable Israeli law, we are currently required to pay royalties at the rate of 3% of sales of products developed with certain grants received from the IIA, up to 100% of the amount of such grants, adjusted by the exchange rate with the dollar. As of December 31, 2020, our remaining obligation for royalty payments to the IIA were fully paid or accrued in our December 31, 2020 financial statements.

D. Trend Information

In 2020, our revenues increased by approximately 72% compared to our revenues in 2019. Our future revenues will, in great measure, be dependent upon the success of our sales and marketing strategy. We are currently focusing our sales efforts on tactical radar systems for force and critical infrastructure protection solutions; and military avionics.

We cannot provide any assurances that we will be successful in meeting our targets in the future. As a result of the unpredictable business environment in which we operate and the potential effects of the spread of COVID-19, we are unable to provide any specific guidance as to sales and profitability trends. However, on December 21, 2020 we provided revenues guidance for 2021 of over $120 million, which guidance is subject to change. If we are unsuccessful in our sales efforts, it is unlikely that we will be able to achieve profitability in the future and we will require additional capital.

E. Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2020 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by Period
	(U.S. dollars in thousands)
	Total	1st year	2nd-3rd year	4th-5th year	After 5th year
Long-term debt obligations	50	-	-	-	50
Operating lease obligations	10,989	1,806	3,131	2,621	3,431
Total	11,039	1,806	3,131	2,621	3,481

We have long-term liabilities for severance pay for certain employees that are calculated pursuant to Israeli law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Under Israeli law, employees are entitled to one month’s salary for each year of employment or a portion thereof upon termination of employment in certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. As of December 31, 2020, our severance pay liability was $0.8 million.

We also received a $0.05 million incentive loan from Germantown County, Maryland based on the recent capital investments by RTL.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Yossi Ben Shalom (2)	64	Executive Chairman of the Board of Directors
Nir Cohen	48	Director
Prof. Alon Dumanis (1)(2)	70	Director
Haim Regev	54	Director
Joseph Weiss	69	Director
Tal Misch Vered (1)	53	External Director
Elan Sigal (1)	53	External Director
Kineret Yaari	36	Director
Guy Zur (2)	59	Director
Dov Sella	65	Chief Executive Officer
Avi Israel	56	Chief Financial Officer
Oleg Kiperman	67	Chief Technology Officer
Yaniv Dorani	45	Chief Operating Officer
Max Cohen	47	Chief Executive Officer of RADA Sensors Inc. (3)
William Watson	57	Chief Executive Officer of RADA Technologies LLC
Scott Wood	49	Chief Executive Officer of RADA Innovations LLC

(1) Member of the Audit and Compensation Committee

(2) Member of the Business Development Committee

(3) RADA Sensors Inc. is the sole shareholder of RADA Technologies LLC and of RADA Innovations LLC

Messrs. Yossi Ben Shalom, Nir Cohen, Haim Regev, Joseph Weiss, Guy Zur and Alon Dumanis and Ms. Kineret Yaari will serve as directors until our 2021 annual general meeting of shareholders. Ms. Misch and Mr. Sigal serve as our external directors and each currently holds office for three-year terms until October 21, 2021, and August 30, 2022, respectively.

Yossi Ben Shalom was appointed as a director of RADA effective as of May 18, 2016 and has served as the Chairman of our Board of Directors since June 14, 2016. Mr. Ben-Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. from 1998 through to 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director on numerous boards of directors, including: NICE Systems Ltd. (NASDAQ: NICE) (computer telephony); Machteshim Agan (chemistry); and Investec Bank. He also participated in the creation of TDA VC fund (a joint venture between Templeton and Tadiran) and was an active Chairman of Scopus – a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Ltd. As such, he served as a director of Taldor Computer Systems (1986) Ltd. (TASE: TALD) and Danel Ltd. (TASE: DANE). He currently serves as the Chairman of Shagrir Group Car Services Ltd. (TASE: SHGR), a director of BrainsWay Ltd. (NASDAQ & TASE: BWAY) and several other privately held companies. Mr. Ben-Shalom holds a B.A. degree in Economics and an M.A. degree in Business Management from Tel Aviv University.

Nir Cohen has served as a director of RADA since May 18, 2016. Mr. Cohen serves as Chief Financial Officer of DBSI Investments Ltd. and of its affiliate – Shiraz DS Investments Ltd. As the CFO of both DBSI and Shiraz, Mr. Cohen serves as a director of Shagrir Group Vehicle Services Ltd. (TASE: SHGR). Before joining DBSI, Mr. Cohen served as partner and CFO of Argoquest Holdings, LLC, a privately held U.S.-based investment company specializing in high-tech investments. Prior to joining Argoquest, Mr. Cohen served as a senior associate at Kesselman & Kesselman, an Israeli affiliate of the global accounting firm PricewaterhouseCoopers (PwC). Before joining PwC, Mr. Cohen worked as an auditor for the accounting firm KPMG in Israel. Mr. Cohen holds a B.A. degree in Accounting and Business Management from the College of Management and is a Certified Public Accountant in Israel.

Prof. Alon Dumanis has served as a director of RADA since September 16, 2015. He is the Chief Executive Officer of Dumanis Investments Ltd and its affiliates. He is currently chairman of Aposense, Managing Partner of Augmentum Ltd., Co-Chairman and Founder of AIS Applied Industrial Scan Ltd. and a director of Lapidoth Capital (TASE:LAPD). Between 2001 and 2015, Prof. Dumanis served as the Chief Executive Officer of Docor International Management Ltd. and the General Manager of Crecor B.V. and Docor International B.V., Dutch investment companies, subsidiaries of The Van-Leer Group Foundation. Prof. Dumanis is a former director of El Al Israel Airlines (TASE:LY), Tadiran Communications (TASE:TDCM), Nova Measuring Instruments (NASDAQ:NVMI), Protalix Biotherapeutics (NYSE:PLX), Spectronix (TASE:SPCT), Collplant (TASE:CLPT) and Inventech Investments Co. Ltd. (TASE:IVTC). Previously, Prof. Dumanis served as the Head of Material Command for the Israeli Air Force, where he held the rank of Brigadier General. Prof. Dumanis holds a Doctorate of Philosophy degree in Aerospace Engineering from Purdue University.

Haim Regev has served as a director of RADA since May 21, 2019. Mr. Regev serves as a board member of the Israeli Ministry of Foreign Affairs since August 2016 and as the director for the Middle East and Peace Process Division. From 2013 to 2016, Mr. Regev was Director of Coordination Department at the Ministry of Foreign Affairs. From 2008 to 2013, Mr. Regev directed the Department for International Cooperation at the Israeli Missile Defense Organization (IMDO) at the rank of Lieutenant Colonel. Mr. Regev served as Israel’s Counselor for Congressional Affairs in Washington D.C between 2004 to 2008. Mr. Regev has a B.A. degree in Political Science and Middle Eastern Studies and an M.A. degree in Business Management with honors, both from Tel Aviv University.

Joseph Weiss has served as director of RADA since December 25, 2019. Mr. Weiss served as the President and Chief Executive Officer of Israel Aerospace Industries Ltd (“IAI”), Israel's largest aerospace corporation and the country's largest high-tech company from 2012 until August 31, 2018. Mr. Weiss joined IAI in 1998, after serving in Israel's navy for 25 years in various field and headquarter positions and retired as a Captain (N). While at IAI Mr. Weiss held a number of managerial positions and was also appointed as Chairman of the Board of ELTA, IAI's subsidiary which provides design, development, manufacture and support of radars and electronic intelligence & defense systems for military, paramilitary and law-enforcement markets. Mr. Weiss also serves as a member of the Board of Governors of the Technion – Israel Institute of Technology in Haifa, as a Director of Bet Shemesh Engines Ltd., a jet engine parts manufacturer, as a director of UVision Air Ltd., UVision designs, manufactures and delivers innovative, cost-effective, unmanned aerial loitering munition systems for customers worldwide, since January 1, 2019, serves as Chairman of the Board of Tubex NRG Ltd, a bio-nanotechnology startup that is seeking to improve battery performance. Since January, 2021 Mr. Weiss has been serving as a director of Spacecom Ltd. (TASE:SCC) and as a director of Blade Ranger Ltd. (TASE:BLRN). Mr. Weiss holds a BSc. degree (with honors) in Mechanical Engineering from the Technion and an MBA degree from Tel Aviv University. He also completed MSc studies at the Technion.

Tal Misch Vered has served as an external director of RADA since October 2018. Ms. Misch serves as an external director of Telsys Ltd. (TASE:TLSY), the company for the Management of the Provident Fund of Ovdei Hamedina, Mardechai Aviv Building Industries (1973) Ltd. (TASE:AVIV), Medi Power (Overseas) Ltd. (TASE:MDPR), Opal Balance Ltd. (TASE:OPAL). She has previously served as an external of A.D.O. group (TASE:ADO) and Roots Sustainable Agricultural Technologies Ltd. (ASX:ROO). Between 2006 and 2014, Ms. Misch served as the co-CEO of Gmul Residential Real Estate Ltd. Prior to that, from 2004 to 2007 Ms. Misch served as the CFO of Gmul Investment Ltd. Prior to that, Ms. Misch served in various managerial and professional positions, including as a certified public accountant in Broyde KPMG & Co. Ms. Misch is a CPA and a member of the Israeli Accountants Council as well as a licensed real estate appraiser. Ms. Misch has a B.A. degree in Economics and Accounting, and an M.A. degree in Philosophy, Science and Digital Culture, from Tel Aviv University and Microsoft’s MCSA certification.

Elan Sigal has served as an external director of RADA since August 2013. From October 2019 until May 2020, Mr. Sigal served as the Chief Financial Officer of Scodix, a capital equipment manufacturer in the printing industry. From January 2013 to August 2017, Mr. Sigal served as the Chief Financial Officer of Landa Corporation (Israel), an Israeli company that develops printing systems with proprietary nanography technology for the commercial market. Between January 2008 and December 2012, Mr. Sigal was the Chief Financial Officer of Objet Geometries Ltd., an Israeli company that is engaged in the design, development and manufacture of 3D printers. Between 2004 and December 2007, Mr. Sigal served as the Chief Financial Officer of our company. From May 2000 to December 2003, Mr. Sigal worked as a management consultant in the London office of McKinsey & Co., a leading global management consulting firm. For ten years Mr. Sigal served as a fighter pilot in the Israeli Air Force. Mr. Sigal holds a B.A. degree in Economics from Tel Aviv University.

Kineret Yaari has served as a director of RADA since May 18, 2016. Mrs. Yaari serves as Chief Investment Manager at DBSI Investments Ltd. Mrs. Yaari also serves as a director of Shagrir Group Vehicle Services Ltd. (TASE: SHGR) and several other privately held companies. Before joining DBSI Investments, Mrs. Yaari served as a senior business analyst at Giza-Singer-Even, a financial advisory and investment banking firm in Israel. Mrs. Yaari holds a B.A. degree in Economics and Management and an M.B.A. degree in Accounting and Finance from Tel Aviv University.

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

Max Cohen has served as the Chief Executive Officer of RADA Sensors Inc. since December 2019. Mr. Cohen joined RADA in May 2018 and served as our Executive Vice President for the U.S. market. Mr. Cohen retired from the Israeli Defence Forces (IDF) in March 2018 after 26 years of service. Between 2013 to 2017, Mr. Cohen served as the head of the Sky Picture Department in the Israeli Air Force, during which time he led the development of the air picture command and control systems (C2) and the air picture radars. Between 2016 to 2017 Mr. Cohen initiated and managed a comprehensive national program to deal with the emerging use of commercial and military drones in the battlefield. Mr. Cohen retired with the rank of Lieutenant Colonel (LTC). After his retirement, Mr. Cohen founded FLYON Aerosystems Ltd., a start-up company engaged in the development of a new commercial flying platform. Mr. Cohen has a BSc. degree in Electrical and Computer Engineering from Ben-Gurion University.

William Watson has served as the Chief Executive Officer of RADA Technologies LLC (RTL) since March 2018. Mr. Watson has over 30 years of product and business development experience in the defense market. Prior to joining RADA, Mr. Watson was responsible for worldwide sales and business development for L3 Technologies, GCS between July 2017 and January 2018. Mr. Watson also developed a worldwide sales team for Safran Vectronix in March 2015 and December 2016. He previously spent 27 years with DRS Technologies, a major US defense contractor, in a variety of roles including P&L responsibilities as VP, Radar & Communication Systems; and also VP Naval C4 Systems. During his tenure with DRS, Mr. Watson also held leadership positions in Program Management, Engineering and Business Operations. Mr. Watson has an M.B.A. degree in Business Administration and Management from Long Island University (C.W. Post) and o a Bachelor of Engineering degree (BEng) in Mechanical Engineering from the State University of New York (Stony Brook).

Scott Wood has served as the Chief Executive Officer of RADA Innovations LLC (RIL) since October 2020. Mr. Wood joined RTL in April of 2019, serving as Vice President and Chief Engineer for RTL. Prior to joining RTL and from 2014, Mr. Wood worked for Raytheon Space and Airborne Systems, as Senior Director of Engineering. Previously he worked for Lockheed Martin and DRS Leonardo in various senior technical and executive management roles and he is holding experience in the areas of avionics, naval combat and sonar systems, intelligence, weapon and radar systems, satellite and tactical communications, software-defined radios and waveform integration, radio frequency, high-frequency direction finding systems, and electronic warfare/electronic attack systems. Prior to working in the defense industry, Mr. Wood served in the U.S. Navy Submarine Force. He earned a bachelor’s degree in Mathematics and Computer Sciences from the State University of New York and a master’s degree in Business Administration and Finance from Syracuse University.

B. Compensation

The following table includes information for the year ended December 31, 2020 concerning the five (5) most highly compensated executive officers of our company, (the figures below reflect the applicable cost of employment on an annual basis):

	Dov Sella[1]	Bill Watson	Max Cohen	Oleg Kiperman	Avi Israel
Annual salary cost and other benefits ($)[2]	888,340	521,990	428,315	384,472	338,464
Non-cash employees’ options compensation cost for 2020 ($)[3]	441,443	90,535	56,016	81,393	117,203
Total ($)	1,329,783	612,525	484,331	465,865	455,667

(1)

In January 2017, our shareholders approved a new employment agreement with our Chief Executive Officer, Mr. Dov Sella, who had previously served as our Chief Business Development Officer. From January 2017 until December 31, 2018 Mr. Sella received a monthly gross base salary of NIS 75,000. In addition to the options to purchase 131,250 Ordinary Shares that were granted to him on June 14, 2016, our shareholders approved an additional grant of options to Mr. Sella as follows: (i) options to purchase 68,750 Ordinary Shares at an exercise price of $1.16 per ordinary share that vested ratably over a period of four (4) years and (ii) options to purchase 150,000 Ordinary Shares at an exercise price of $1.16 per ordinary share that will vest immediately instead of 99 vacation days that had accrued and were redeemable by Mr. Sella. In November 2017, our shareholders approved the grant to Mr. Sella of options to purchase 500,000 Ordinary Shares at an exercise price of $2.96 per shares that vest ratably over a period of four (4) years. In June 2018, our shareholders approved the grant to Mr. Sella of additional options to purchase 500,000 Ordinary Shares at an exercise price of $2.32 per shares that vest over a period of four (4) years as follows: 25% will vest at the first anniversary of the grant date and the balance shall vest in 12 equal and consecutive quarterly instalments. In addition, on January 16, 2019 our shareholder approved an increase of the monthly base-salary payable to Mr. Sella, effective as of January 1, 2019 to NIS100,000 as well an additional bonus payment (not exceeding 6 months of base salary) that are conditioned upon our company and Mr. Sella satisfying certain measurable business and quantitative milestones. On June 4, 2020, our shareholders approved an amendment to Mr. Sella's employment agreement, according to which effective as of April 1, 2020 his monthly salary is NIS 125,000 (excluding benefits).

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

(3)

Option compensation pursuant to our company’s policy. Our 2015 Share Option Plan provides the framework to issue certain awards, e.g., Non Trustee 102 Share Options, 102 Ordinary Income Share Options and 3(9) Share Options, all as defined in our 2015 Share Option Plan. Apart from issuance under the applicable Israeli laws and regulations, the 2015 Share Option Plan enables issuances to grantees in other jurisdictions with respect to which the plan’s administrator is empowered to make the requisite adjustments in the plan.

Mr. Yossi Ben Shalom has served as the Executive Chairman of our Board of Directors since May 18, 2016. In June 2020 our shareholders approved that effective as of January 1, 2020 we would pay DBSI a monthly payment of NIS 35,000 (approximately $10,886) in consideration for the time devoted by Mr. Ben Shalom to such position.

Mr. Guy Zur has served as a member of our Board of Directors since March 27, 2017. Mr. Zur is entitled to receive, in addition to his directors' fees, a monthly retainer of NIS 10,000 payable as of January 1, 2018 for business development consulting services. Pursuant to the consultancy agreement with Mr. Zur, both Mr. Zur and our company may terminate the engagement with or without reason by giving 30 days’ prior notice. In 2020 Mr. Zur received $35,000 from us for his consulting services.

Mr. Weiss is entitled to receive, in addition to his directors' fees, a monthly retainer for business development and consulting services of NIS 15,000. In addition, Mr. Weiss is also entitled to receive a commission of 2.5% of our net revenues with respect to specific transactions introduced to us by Mr. Weiss and pre-approved by our Audit Committee. Both Mr. Weiss and our company may terminate the services agreement with or without reason by giving a 30 days’ prior written notice. The agreement is subject to the approval of our shareholders. In 2020, Mr. Weiss received $31,000 from us for these services.

During the year ended December 31, 2020, the aggregate compensation paid to our above-mentioned executive officers and directors as a group was approximately $3,520,244. As of December 31, 2020, the aggregate amount set aside or accrued for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers was approximately $582,346.

During the year ended December 31, 2020, we paid each of our external directors a per-meeting attendance fee of NIS 1,108 (approximately $345) and an annual fee of NIS 43,363 (approximately $12,617).

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

External and Independent Directors

External Directors. The Israeli Companies Law requires publicly held Israeli companies to appoint at least two external directors. However, pursuant to the Companies Regulations (Relief for Companies whose Securities are listed for trading in Stock Exchange outside of Israel), 5760-2000, if a company whose securities are listed in certain foreign exchanges, such as the NASDAQ Capital Market, does not have a controlling shareholder it may elect to not be required to appoint External Directors provided that (i) its Board of Directors’ composition includes the requisite number of independent directors that satisfy the independence requirement of the foreign law that applies to its listing, (ii) that the composition of its audit and compensation committee comply with the requirements of such foreign law and (iii) if at the time of appointment of any director all the directors are of the same gender, at least one of the directors must be of the other gender. We have not utilized this opt-out from the External Directors requirement, but we may elect to do so in the future.

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

Independent Directors. In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the SEC. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules. We do not follow the requirement of the NASDAQ Stock Market Rules to maintain a majority of independent directors on our board and instead follow Israeli law and practice (see Item 16G. “Corporate Governance”). However, we have the mandated three independent directors on our audit committee, in accordance with the rules of the SEC and NASDAQ.

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

Our board of directors has determined that Ms. Misch, Mr. Sigal and Prof. Dumanis qualify as independent directors under the SEC and NASDAQ requirements and that Ms. Misch, Mr. Sigal and Prof. Dumanis qualify as independent directors under the Israeli Companies Law requirements.

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

•

determining if transactions (excluding extraordinary transactions, that is, a transaction other than in the ordinary course of business, other than market terms, or likely to have a material impact on our company’s profitability, assets or liabilities) with a controlling shareholder, or in which a controlling shareholder has a personal interest, are required to be rendered pursuant to a competitive procedure;

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

Pursuant to the Israeli Companies Law, an audit committee that complies with the requirements of the Israeli Companies Law may act also as a compensation committee. Our board of directors has determined that our audit committee complies with such requirements and therefore, it also serves as our compensation committee.

The current members of our audit and compensation committees are Ms. Tal Misch Vered, Mr. Elan Sigal and Prof. Alon Dumanis, each of whom satisfies the “independence” requirements of both the SEC and NASDAQ. We also comply with Israeli law requirements for audit committee members. The audit committee meets at least once each quarter.

Compensation Committee. Our Board of Directors is required to appoint a compensation committee, whose role is to: (i) recommend to the board on a compensation policy for office holders and to recommend to the board, once every three years, on the approval of the continued validity of the compensation policy that was determined for a period exceeding three years; (ii) recommend an update the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve the Terms of Service and Employment of Office Holders that require the committee’s approval; and (iv) exempt a transaction from the requirement for shareholders’ approval. The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company. Under Israeli law, our compensation committee must consist of no less than three members, including all of our external directors (who must constitute a majority of its members of the committee), and the remainder of the members of the compensation committee must be directors whose terms of service and employment were determined pursuant to the applicable regulations. The same restrictions on the actions and membership in the audit committee apply to the compensation committee with respect to, among other things, the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee. As noted above, our board of directors established a compensation committee composed of Ms. Tal Misch Vered, Mr. Elan Sigal and Prof. Alon Dumanis. In August 2019, our shareholders approved an updated compensation policy for an additional period of three years. In June 2020, our shareholders approved an amendment to the compensation policy (related to the maximum premium payable in connection with our D&O insurance.)

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

Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders

The Israeli Companies Law requires that an office holder promptly and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have, including any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the forgoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager, or in which he or she has the right to appoint at least one director or the general manager, and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us.

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

Shareholder Duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•

an amendment to the company’s articles of association;

•

an increase of the company’s authorized share capital;

•

a merger; or

•

interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

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

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Israeli Companies Law, the insurance of office holders does not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or liabilities.

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

D. Employees

We consider our employees the most valuable asset of our company. We offer competitive compensation and comprehensive benefits to attract and retain our employees. The remuneration and rewards include retention through share-based compensation and performance-based bonuses.

We believe that an engaged workforce is key to maintaining our ability to innovate. We have steadily increased our workforce and have been successful in integrating our new employees and keeping our employees engaged. Investing in our employees’ career growth and development is an important focus for us. We offer learning opportunities and training programs including workshops, guest speakers and various conferences to enable our employees to advance in their chosen professional paths.

We are committed to providing a safe work environment for our employees. We have taken necessary precautions in response to the recent COVID-19 outbreak, including offering employees flexibility to work from home, mandatory social distancing requirements in the workplace (such as adding more space between work spaces) and health monitoring for our employees, daily office disinfection and sanitization, provision of hand sanitizer and face masks to all employees, and improvement and optimization of our telecommuting system to support remote work arrangements.

As of December 31, 2020, we employed 198 persons in Israel, of whom 86 persons were employed in research, development and engineering, 87 persons in manufacturing and logistics, 11 persons in sales and marketing, and 14 persons in administration, management and finance. In addition, RTL and RSI employed 46 persons in the U.S., of whom 29 persons were employed in in manufacturing and logistics, 6 persons in sales and marketing, and 10 persons in administration, management and finance.

As of December 31, 2019, we employed 167 persons in Israel, of whom 44 persons were employed in research, development and engineering, 101 persons in manufacturing and logistics, 11 persons in sales and marketing, and 11 persons in administration, management and finance. In addition, RTL employed 25 persons in the U.S., of whom 8 persons were employed in research and development, 1 person in logistics and engineering, 5 persons in sales and marketing, and 11 persons in administration, management and finance.

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

E. Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of February 28, 2021 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares or Options Beneficially Owned (1)	Percentage of Ownership (2)
Yossi Ben Shalom (3)	2,673,205	6.09%
Nir Cohen	-	-
Alon Dumanis	-	-
Haim Regev	-	-
Joseph Weiss	-	-
Tal Misch Vered	-	-
Elan Sigal	-	-
Kineret Yaari	-	-
Guy Zur	-	-
Dov Sella	437,500	*
Avi Israel	125,000	*
Oleg Kiperman	54,688	*
Yaniv Dorani	50,000	*
Max Cohen	72,500	*
Bill Watson	156,250	*
Scott Wood	3,125	*
All directors and executive officers as a group (16 persons)	3,572,268	7.98%

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

(2)	The percentages shown are based on 43,860,041 Ordinary Shares issued and outstanding as of February 28, 2021.

(3)

Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI may be deemed to control DBSI and consequently share the beneficial ownership of the 2,673,205 Ordinary Shares of the company beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his ownership of B.R.Y.N. Investments Ltd. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information as of February 28, 2021, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our Ordinary Shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
DBSI Investments Ltd. (3) (4)	2,673,205	6.09%

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

(2)	The percentages shown are based on 43,860,041 Ordinary Shares issued and outstanding as of February 28, 2021.

(3)	As reported by DBSI to the Company on January 31, 2021, it is currently the beneficial owner of 2,673,205 Ordinary Shares, constituting 6.09% of our issued and outstanding Ordinary Shares.

(4)

Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI may be deemed to control DBSI and consequently share the beneficial ownership of the 2,673,205 Ordinary Shares of the company beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his ownership of B.R.Y.N. Investments Ltd., or BRYN. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.

Significant Changes in the Ownership of Major Shareholders

In 2016, DBSI purchased 8,510,638 newly issued Ordinary Shares as well as warrants to purchase up to 7,891,702 Ordinary Shares, as well as the right to acquire 1,322,917 Ordinary Shares pursuant to the conversion of a $3,175,000 convertible loan. DBSI has since regularly reported on Form 13D/A sales of our Ordinary Shares and of exercises of the warrants. As of December 31, 2017, DBSI held 9,327,088 Ordinary Shares and as of December 31, 2018, DBSI held 9,001,634 Ordinary Shares. In January 2019, our shareholders approved the issuance of 545,454 Ordinary Shares in a private placement to DBSI at a price per share of $2.75. On January 29, 2019 DBSI reported on Schedule 13D/A that it held 9,547,088 Ordinary Shares, constituting 25.1% of our issued and outstanding Ordinary Shares. On September 16, 2019 DBSI reported on Schedule 13D/A that it held 6,821,309 Ordinary Shares, constituting 15.7% of our issued and outstanding Ordinary Shares. We reported on January 11, 2021, that DBSI notified us that it agreed to sell approximately 3.9 million shares to leading Israeli institutional investors. On January 6, 2021 DBSI reported on Schedule 13D/A that it held 2,818,182 Ordinary Shares constituting 6.45% of our issued and outstanding Ordinary Shares.

On February 8, 2017, Yelin Lapidot Holdings Management Ltd., jointly with Messrs. Dov Yelin and Yair Lapidot, filed a Schedule 13G/A with the SEC reflecting ownership of 1,790,284 Ordinary Shares, or 4.04%, of our Ordinary Shares as of December 31, 2016. On September 5, 2017, Yelin Lapidot filed a Schedule 13G/A with the SEC reflecting ownership of 1,620,000 Ordinary Shares, or 5.55%, of our Ordinary Shares. On January 31, 2018, Yelin Lapidot filed a Schedule 13G/A with the SEC reflecting ownership of 1,663,942 Ordinary Shares, or 5.55%, of our Ordinary Shares as of December 31, 2017. On February 11, 2019, Yelin Lapidot filed a Schedule 13G/A with the SEC reflecting ownership of 3,113,873 Ordinary Shares, or 8.30%, of our Ordinary Shares as of December 31, 2018. On February 10, 2020, Yelin Lapidot filed a Schedule 13G/A with the SEC reflecting ownership of 2,235,362 Ordinary Shares, or 5.82%, of our Ordinary Shares as of December 31, 2019. On February 2, 2021, Yelin Lapidot filed a Schedule 13G/A with the SEC reflecting ownership of 1,305,201 Ordinary Shares, or 2.99%, of our Ordinary Shares as of December 31, 2020.

On August 23, 2017, The Phoenix Holding Ltd., Delek Group Ltd. and Itshak Sharon (Tshuva) (together the “Phoenix Group”) reported in a joint filing that they held 1,904,762 Ordinary Shares, or 8.97%, of our Ordinary Shares as of December 31, 2016. On August 28, 2017, the Phoenix Group reported holdings of 2,601,418 Ordinary Shares, or 11.20%, of our Ordinary Shares. On December 27, 2017, the Phoenix Group reported holdings of 1,455,870, or 4.86%, of our Ordinary Shares. On August 27, 2019, the Phoenix Group reported holdings of 2,144,282 Ordinary Shares or 5.63% of our Ordinary Shares. On February 18, 2020, the Phoenix Group filed a Schedule 13G/A, reflecting holdings of 3,005,340 Ordinary Shares, or 7.89%, of our Ordinary Shares as of December 31, 2019. On December 28, 2020, the Phoenix Group filed a Schedule 13G/A, reflecting holdings of 2,177,407 Ordinary Shares or 4.99% of our ordinary shares. On January 19, 2021, the Phoenix Group filed a Schedule 13G/A, reflecting holdings of 2,278,224 Ordinary Shares, or 5.22%, of our Ordinary Shares. On February 1, 2021, the Phoenix Group filed a Schedule 13G/A, reflecting holdings of 2,178,788 Ordinary Shares, or 4.99%, of our Ordinary Shares as of December 31, 2020.

On January 7, 2019, Psagot Investment House Ltd. jointly with Psagot Securities Ltd and Psagot Provident Funds and Pension Ltd. and Psagot Index Funds Ltd. (all are wholly owned subsidiaries of Psagot Investment House Ltd.) filed a Schedule 13G with the SEC reflecting ownership of 2,423,326, or 6.46%, of our Ordinary Shares. On February 19, 2019, Psagot filed a Schedule 13G/A, reflecting ownership of 2,424,883 Ordinary Shares, or 6.46%, of our Ordinary Shares as of December 31, 2018. On February 18, 2020, Psagot filed a Schedule 13G/A, reflecting ownership of 2,179,255 Ordinary Shares, or 5.67%, of our Ordinary Shares as of December 31, 2019. On February 16, 2021, Psagot filed a Schedule 13G/A, reflecting ownership of 1,379,539, or 3.71%, of our Ordinary Shares as of December 31, 2020.

Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by American Stock Transfer & Trust Company, our transfer agent, as of February 25, 2021, there were 44 holders of record of our Ordinary Shares, of which 37 record holders holding approximately 41,103,319 of our Ordinary Shares had registered addresses in the U.S., including banks, brokers and nominees. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these Ordinary Shares were held of record by banks, brokers or other nominees.

B. Related Party Transactions

On December 6, 2018 we completed a $12.5 million registered direct offering of 4,545,454 Ordinary Shares at a price per share of $2.75, of which $10 million was invested by Psagot and $2.5 million by Phoenix, two Israeli institutional investors. In addition, on January 16, 2019 we sold 545,454 Ordinary Shares to DBSI in a shareholder approved private placement for approximately $1.5 million, reflecting a price per share of $2.75.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Export Sales

Export sales constitute a significant portion of our sales. In 2020, we had approximately $69.6 million of export sales, constituting approximately 91% of our total sales. For further information regarding the allocation of our revenues by geographic region see Item 4 – “Information on the Company - Geographical Markets.”

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

B. Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2020.

ITEM 9.THE OFFER AND LISTING

A. Offer and Listing Details

Our capital consists of Ordinary Shares, which are traded on the NASDAQ Capital Market and the Tel Aviv Stock Exchange under the symbol “RADA”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are traded on the NASDAQ Capital Market and the TASE under the symbol “RADA”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expense of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

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

Non-residents of Israel who purchase our Ordinary Shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our Ordinary Shares to an Israeli resident, into freely repairable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption certificate has been obtained from the Israel Tax Authority, or the ITA, prior to the payment.

E. Taxation

The following is a discussion of Israeli and U.S. tax consequences material to us and our shareholders. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

You are urged to consult your own tax advisors as to the U.S., Israeli or other tax consequences of the purchase, ownership and disposition of Ordinary Shares, including, in particular, the effect of any foreign, state or local taxes.

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

General Corporate Tax Rate

Generally, Israeli companies are subject to corporate tax on taxable income and capital gains at the rate of 23% as of the 2018 tax year onwards. However, the effective tax rate payable by a company that derives income from a Benefited Enterprise, a Preferred Enterprise, or a Preferred Technological Enterprise (as discussed below) may be considerably less.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies”. The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel and which was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” as such terms are defined in the Israeli Income Tax Ordinance [New Version] 5721-1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•

Amortization over an eight-year period of the cost of purchased know-how and patents and rights (other than goodwill) to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise, commencing from the tax year where the Industrial Enterprise began to use them;

•

Accelerated depreciation rates on equipment and buildings;

•

Under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•

Expenses related to a public offering are deductible in equal amounts from income attributed to the Industrial Enterprise over three years commencing in the year of the offering.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. As of the date of this annual report, we have industrial production activities. Therefore, we qualify as an Industrial Company and may be eligible for the benefits described above. However, we cannot assure that we will qualify as an Industrial Company in the future or that the benefits described above will be available to us.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures related to scientific research and development projects, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•

The expenditures are approved by the relevant Israeli government ministry, determined by the field of research; or

•

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

From time to time, we may apply to the Israeli Innovation Authority, or the IIA, for approval to allow a tax deduction for research and development expenses during the year incurred. There can be no assurance that such applications will be accepted. For more information about these programs, see “Item 5.C. Operating and Financial Review and Prospects – Research and Development, Patents and Licenses” of our annual report on Form 20-F for the year ended December 31, 2020.

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

In addition, the benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the regulations thereunder and the criteria set forth in the applicable certificate of approval. In March 2019, our investment program was approved as an Approved Enterprise under the Investment Law, which entitles us to an approximately NIS 1,095,000 cash grant. If we do not fulfill the conditions set forth in the certificate of approval, in whole or in part, the benefits may be cancelled and we could be required to refund the amounts of the benefits, with the addition of the Israeli consumer price index linkage differences and interest. We have not yet activated such investment plan and as a result we have not yet received the cash grant. There can be no assurance that we will activate the investment plan or that the cash grant will be available to us if we do.

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at the following rates: (i) Israeli resident individuals — 20% (iii) non-Israeli residents — 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty and subject to the receipt in advance of valid certificate from the ITA. If such dividends are paid to an Israeli company, no tax is generally required to be withheld. However, if such dividends are subsequently distributed by such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply.

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

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income or income attributed to production are generally subject to withholding tax at the rate of 20% or such lower rate, as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. However, if such dividends are subsequently distributed by such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate. If dividends paid out of Preferred Technological Income are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

Taxation of Our Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident for tax purposes, and on the disposition of such assets by a non-Israeli resident for tax purposes if those assets are (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus. Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s cost basis that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is not currently subject to tax in Israel.

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

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income - 23% for corporations in 2018 and thereafter and a marginal tax rate of up to 47% in 2020 and 2021 for individuals, not including excess tax (described below). Notwithstanding the foregoing, Real Capital Gain derived from the sale of our Ordinary Shares by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the shares on the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributable, and (iii) if the seller is an entity (including a corporation), no more than 25% of its means of control are held, directly and indirectly, by Israeli residents, and there is no Israeli resident that is entitled to 25% or more of the revenues or profits of the entity, directly or indirectly. In addition, such exemption would not be available to a person whose capital gains from selling or otherwise disposing of the securities are deemed to be business income.

In addition, the sale of Ordinary Shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the Convention Between the Government of the United States and the Government of Israel with respect to Taxes of Income, as amended, or the U.S.-Israel Double Tax Treaty, exempts U.S. residents for the purposes of the treaty from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel; (iv) the capital gain arising from such sale, exchange or disposition is not attributed to real estate located in Israel; and (v) the capital gain arising from such sale, exchange or disposition is not attributed to royalties. Eligibility to benefit from tax treaties is conditioned upon the shareholder presenting a withholding certificate issued by the ITA prior to the applicable payment.

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

Either the purchaser, the Israeli stockbrokers or financial institutions through which the shares are held is obligated to withhold tax on the amount of consideration paid upon the sale of the shares (or on the Real Capital Gain on the sale, if known) at the rate of 25% in respect of an individual and 23% in respect of a corporation, unless a valid exemption certificate is issued by the ITA prior to the applicable payment.

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

Dividends

We have never paid cash dividends to our shareholders. A distribution of dividend by our company from income attributed to a Preferred Enterprise to Israeli residents should generally be subject to withholding tax in Israel at the following tax rates: Israeli resident individuals — 20%; Israeli resident companies — 0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided if an applicable tax treaty will apply (subject to the receipt in advance of a valid tax certificate from the ITA allowing for a reduced tax rate)). A distribution of dividends from income, which is not attributed to a Preferred Enterprise to an Israeli resident individual, should generally be subject to tax at a rate of 25% or 30% if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend should be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 25% or such lower rate as may be provided if an applicable tax treaty will apply (subject to the receipt in advance of a valid tax certificate from the ITA allowing for a reduced tax rate)).

A non-Israeli resident (either individual or corporation) is generally subject to Israeli tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12-month period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). Under the U.S.-Israel Double Tax Treaty, and subject to the eligibility to the benefits under such treaty, the following withholding rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding voting shares of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends — the withholding tax rate is 12.5%, (ii) if both the conditions mentioned in (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise — the withholding tax rate is 15% if a certificate for a reduced withholding tax rate would be provided in advance from the ITA and (iii) in all other cases, the withholding tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

A non-Israeli resident who receives dividends from which full tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not subject to excess tax (described below).

We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

Excess Tax

Individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax on annual income exceeding a certain threshold (NIS 651,600, for 2020 and NIS 647,640 for 2021), which amount is linked to the Israeli consumer price index, at a rate of 3%, including, but not limited to, income derived from dividends, interest and capital gains.

Foreign Exchange Regulations

Non-residents for Israeli tax purposes who hold our Ordinary Shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated, and may be restored at any time by administrative action.

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

•

broker-dealers;

•

financial institutions or financial services entities;

•

certain insurance companies;

•

investors liable for alternative minimum tax;

•

regulated investment companies, real estate investment trusts, or grantor trusts;

•

dealers or traders in securities, commodities or currencies;

•

tax-exempt organizations;

•

retirement plans;

•

S corporations:

•

pension funds;

•

certain former citizens or long-term residents of the United States;

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

Taxation of Distributions

Subject to the discussion below under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our Ordinary Shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes when such distribution is actually or constructively received, to the extent such distribution is paid out of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, you should expect that the entire amount of any distribution will be taxable to you as dividend income. Dividends are included in gross income at ordinary income rates, unless such dividends constitute “qualified dividend income,” as set forth in more detail below. Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your adjusted tax basis in our Ordinary Shares and any amount in excess of your tax basis would be treated as gain from the sale of Ordinary Shares. See “—Sale, Exchange or Other Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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

Passive Foreign Investment Company Considerations

Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2020 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof.

If we were a PFIC for any taxable year during which a U.S. Holder owned Ordinary Shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of Ordinary Shares would be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our Ordinary Shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

If we are treated as a PFIC with respect to you for any taxable year, you will be deemed to own shares in any entities in which we own equity that are also PFICs (“lower tier PFICs”), and you may be subject to the tax consequences described above with respect to the shares of such lower tier PFIC you would be deemed to own.

i. Mark-to-market elections

If we are a PFIC for any taxable year during which you hold ordinary shares, then instead of being subject to the tax and interest charge rules discussed above, you may make an election to include gain on the ordinary shares as ordinary income under a mark-to-market method, provided that such ordinary shares are “marketable.” The ordinary shares will be marketable if they are “regularly traded” on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations, such as the New York Stock Exchange (or on a foreign stock exchange that meets certain conditions). For these purposes, the ordinary shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. However, because a mark-to-market election cannot be made for any lower tier PFICs that we may own, you will generally continue to be subject to the PFIC rules discussed above with respect to your indirect interest in any investments we own that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. As a result, it is possible that any mark-to-market election with respect to the ordinary shares will be of limited benefit.

If you make an effective mark-to-market election, in each year that we are a PFIC, you will include in ordinary income the excess of the fair market value of your ordinary shares at the end of the year over your adjusted tax basis in the ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC, any gain that you recognize upon the sale or other disposition of your ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

Your adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules discussed above. If you make an effective mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

ii. Qualified electing fund elections

In certain circumstances, a U.S. equity holder in a PFIC may avoid the adverse tax and interest charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to the ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable U.S. Treasury regulations. We do not intend to provide the information necessary for you to make a qualified electing fund election if we are classified as a PFIC. Therefore, you should assume that you will not receive such information from us and would therefore be unable to make a qualified electing fund election with respect to any of our ordinary shares were we to be or become a PFIC.

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

I. Subsidiary Information

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

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

Foreign Currency Exchange Risk

The depreciation of the NIS against the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). As of December 31, 2020, we had liabilities payable in NIS which are not linked to the dollar in the amount of $8.8 million and cash and receivables in the amount of $5.3 million denominated in NIS. Accordingly, 1% appreciation of the NIS against the dollar would increase our financing expenses by approximately $35,000. A 1% depreciation of the NIS against the dollar would decrease our financing expenses by the same amount. However, the amount of liabilities payable and/or cash and receivables in NIS is likely to change from time to time.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in continuing operations.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2020. Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer, have concluded that, as of December 31, 2020, our company’s disclosure controls and procedures are effective.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

Attestation Report of the Registered Public Accounting Firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2020 is provided on page F-4, as included under Item 18 of this annual report.

Changes in Internal Control over Financial Reporting

Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2020 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.RESERVED

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Elan Sigal, one of our external directors, within the meaning of the Israeli Companies Law, and an independent director, as defined by the SEC and NASDAQ, meets the definition of an audit committee financial expert, as defined by rules of the SEC. For a brief listing of Mr. Sigal’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management.”

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Registered Public Accounting Firm Fees

The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global (“EY Israel”). All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31
Services Rendered:	2019	2020
Audit (1)	$150,000	$145,214
Audit-related (2)	$5,091	$7,861
Tax (3)	$39,065	$86,983
Total (2)	$194,156	$240,059

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

EY Israel and other EY affiliates did not bill our company for services other than the fees described above for fiscal year 2020 or fiscal year 2019.

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any “affiliated purchaser” of our company, has repurchased any of our securities during 2020.

ITEM 16F.CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.CORPORATE GOVERNANCE

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

We have notified NASDAQ pursuant to Rule 5615(a) (3), that we do not comply with the following Rules and instead follow Israeli law and practice in respect of such Rules:

•

The Rule requiring maintaining a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, we will follow Israeli law and practice See above in Item 6C. “Directors, Senior Management and Employees - Board Practices External and Independent Directors.”

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

•

The requirement to obtain shareholder approval for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Under Israeli law and practice, the approval of the board of directors is required for the establishment or amendment of equity-based compensation plans and private placements. Under Israeli regulations, Israeli companies whose shares have been publicly offered only outside of Israel, such as our company, are exempt from the Israeli law requirement to obtain shareholder approval for certain private placements of a 20% or more interest in the company. For the approvals and procedures required under Israeli law and practice for an issuance that will result in a change of control of the company and acquisitions of the stock or assets of another company, see Item 6C “Directors, Senior Management and Employee - Board Practices - Approval of Related Party Transactions Under Israeli Law - Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders”.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

Not applicable.

ITEM 18.FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant (2)

2.1	Specimen of Share Certificate (3)

2.2	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (4)

4.1	Updated Compensation Policy of Office Holders (June 4, 2020)

4.2	Form of Indemnification Agreement of the Registrant with its officers and directors (5)

4.3	2015 Share Option Plan (6)

8.1	List of Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

101.INS	Inline XBRL Instance Document (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document)

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.

101.LAB	Inline XBRL Taxonomy Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Filed as an Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated herein by reference.

(2)	Filed as Annex A to our Proxy Statement on Form 6-K furnished on April 4, 2016 and incorporated herein by reference.

(3)	Filed as Exhibit 2.1 to our Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated herein by reference.

(4)	Filed as Exhibit 2.2 to our Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated herein by reference.

(5)	Filed as an Annex B to our Proxy Statement on Form 6-K furnished on April 4, 2016 and incorporated herein by reference.

(6)	Filed as Exhibit 4.3 to Registration Statement on Form S-8 filed on August 24, 2016 and incorporated herein by reference.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of RADA ELECTRONIC INDUSTRIES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RADA Electronic Industries Ltd. and subsidiaries (the “Company”) as of December 31, 2020 and 2019 and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 1, 2021 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Valuation of excess and obsolete inventory reserve

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company’s inventories balance was $28.8 million as of December 31, 2020. The Company measures all inventories' value, including raw materials, finished goods, and spare parts, in each reporting period at the lower of cost or net realizable value. Reserves for potentially excess and obsolete inventory are made based on management's analysis of inventory levels, future sales forecasts, and market conditions.

Auditing the valuation of excess and obsolete inventory reserve involved subjective auditor judgment because management’s estimate relies on significant assumptions and judgments about the future salability of the inventory. These assumptions include the assessment by inventory category (finished goods, work-in-process and raw materials) of future usage and market demand for the Company's products. Additionally, management makes qualitative judgments related to slow moving and obsolete inventories.

How We Addressed the Matter in Our Audit

We evaluated and tested the design and operating effectiveness of internal controls over the valuation of inventories, including those related to the Company's methodology for valuing specific inventory categories and controls over the significant assumptions and data.

Our substantive audit procedures included, among others, evaluating the reasonableness of the significant assumptions used by management, including those related to forecasted inventory usage. We tested the completeness, accuracy, and relevance of the underlying data used in management's estimate. We performed inquiries with appropriate non-financial personnel including operational employees, regarding slow moving or obsolete inventory items and other factors to corroborate management's assertions regarding qualitative judgments about slow moving and obsolete inventories. We also assessed the historical accuracy of management estimates by comparing the forecasted sales to actual utilization of inventory.

/s/ Kost Forer Gabbay & Kasierer

Kost Forer Gabbay & Kasierer,

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2003.

Tel-Aviv, Israel

March 1, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

RADA ELECTRONIC INDUSTRIES LTD.

Opinion on Internal Control over Financial Reporting

We have audited RADA Electronic Industries Ltd. and subsidiaries internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company and subsidiaries (the "Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020, and 2019, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated March 1, 2021 expressed an unqualified opinion thereon.

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

/s/ Kost Forer Gabbay & Kasierer

Kost Forer Gabbay & Kasierer,

A Member of Ernst & Young Global

Tel-Aviv, Israel

March 1, 2021

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2020	2019

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$36,289	$13,754
Restricted deposits	567	380
Trade receivables, net	14,095	13,765
Contract assets (Note 4)	756	1,269
Other accounts receivable and prepaid expenses (Note 5)	1,637	1,673
Inventories, net (Note 6)	28,783	17,196

Total current assets	82,127	48,037

LONG-TERM ASSETS:
Long-term receivables and other deposits	230	97
Property, plant and equipment, net (Note 7)	13,968	9,127
Operating lease right-of-use asset (Note 3)	10,581	7,654

Total long-term assets	24,779	16,878

Total assets	$106,906	$64,915

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2020	2019

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term loan	$454	$-
Trade payables	10,603	7,661
Other accounts payable and accrued expenses (Note 8)	9,855	5,572
Advances from customers	2,323	1,563
Contract liabilities (Note 4)	232	196
Operating lease short term liabilities (Note 3)	1,885	1,240

Total current liabilities	25,352	16,232

LONG-TERM LIABILITIES:
Operating lease long-term liabilities (Note 3)	8,732	6,499
Accrued severance-pay and other long-term liability	789	764

Total long-term liabilities	9,521	7,263

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

EQUITY:
Share capital (Note 10) -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares at December 31, 2020 and 2019; Issued and outstanding: 43,724,446 and 38,456,693 at December 31, 2020 and at December 31, 2019 respectively.	440	394
Additional paid-in capital	144,944	120,017
Accumulated deficit	(73,351)	(78,991)

Total equity	72,033	41,420

Total liabilities and equity	$106,906	$64,915

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2020	2019	2018

Revenues	$76,217	$44,331	$28,032

Cost of revenues	47,882	28,394	17,817

Gross profit	28,335	15,937	10,215
Operating costs and expenses:
Research and development, net	8,846	6,912	3,189
Marketing and selling	5,017	4,044	2,860
General and administrative	8,972	7,084	4,001
Net loss from sale of fixed asset	27	-	103

Total operating costs and expenses	22,862	18,040	10,153

Operating income (loss)	5,473	(2,103)	62

Financial (expenses) income, net (Note 12)	167	(121)	119

Net income (loss) from continuing operations	5,640	(2,224)	181

Net income (loss) from discontinued operations	-	(115)	(404)

Net income (loss)	$5,640	$(2,339)	$(223)
Net income (loss) attributable to non-controlling interest	-	(309)	(386)
Net income (loss) attributable to RADA Electronic Industries’ shareholders	5,640	(2,030)	163

Basic net income (loss) from continuing operations per Ordinary share	$0.13	$(0.05)	$0.02
Diluted net income (loss) from continuing operations per Ordinary share	$0.13	$(0.05)	$0.02
Basic and diluted net income (loss) from discontinued operations per Ordinary share	$0.00	$(0.00)	$(0.01)
Basic net income (loss) per Ordinary share	$0.13	$(0.05)	$0.01
Diluted net income (loss) per Ordinary share	$0.13	$(0.05)	$0.01
Weighted average number of Ordinary shares used for computing basic net income (loss) per share	43,321,058	38,148,756	33,184,570
Weighted average number of Ordinary shares used for computing diluted net income (loss) per share	44,565,379	38,841,866	33,716,931

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018

Net income (loss)	$5,640	$(2,339)	$(223)

Other comprehensive income (loss):
Change in foreign currency translation adjustment	-	-	(251)

Total comprehensive income (loss)	5,640	(2,339)	(474)
Less: comprehensive income (loss) attributable to non-controlling interest	-	-	(465)
Comprehensive income (loss) attributable to RADA Electronic Industries’ shareholders	$5,640	$(2,339)	$(9)

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands, except share data

	Number of		Additional	Accumulated other		Non
	Ordinary	Share	paid-in	comprehensive	Accumulated	controlling	Total
	shares (*)	capital	capital	income	deficit	Interest	equity

Balance at January 1, 2018	31,392,040	335	104,923	392	(77,124)	659	29,185
Share-based compensation to employees	-	-	898	-	-	-	898
Exercise of warrants	1,454,546	13	787	-	-	-	800
Issuance of shares	4,545,454	37	12,215	-	-	-	12,252
Exercise of Option	124,851	1	(1)	-	-	-	-
Net income	-	-	-	-	163	(386)	(223)
Transaction with non-controlling interest	-	-	(254)	-	-	(546)	(800)
Other comprehensive income	-	-	-	(172)	-	(79)	(251)
Balance at December 31, 2018	37,516,891	$386	$118,568	$220	$(76,961)	$(352)	$41,861
Share-based compensation to employees	-	-	1,148	-	-	-	1,148

Issuance of shares	545,455	4	1,496	-	-	-	1,500
Exercise of Option	394,347	4	-	-	-	-	4
Net Loss	-	-	-	-	(2,030)	(309)	(2,339)
Transaction with non-controlling interest				(1,195)		661	(534)
Other	-	-	-	(220)	-	-	(220)
Balance at December 31, 2019	38,456,693	$394	$121,212	$(1,195)	$(78,991)	$-	$41,420
Share-based compensation to employees	-	-	1,436	-	-	-	1,436
Issuance of shares, net	4,819,052	41	23,496	-	-	-	23,537
Exercise of Option	448,701	5	(5)	-	-	-	-
Net income	-	-	-	-	5,640	-	5,640
Balance at December 31, 2020	43,724,466	$440	$146,139	$(1,195)	$(73,351)	$-	$72,033

(*) See Note 10a.

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018

Cash flows from operating activities:
Net income (loss)	$5,640	$(2,339)	$(223)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share based compensation to employees	1,436	1,148	898
Depreciation and amortization	2,289	1,223	799
Net loss from sale of fixed asset	27	-	103
Severance pay, net	(25)	74	(47)
Operating lease right-of-use asset	1,076	551	-
Increase in trade receivables, net	(330)	(383)	(6,096)
Operating lease long-term-liabilities	(1,125)	(466)	-
Increase in other accounts receivable, long term receivable and prepaid expenses	(17)	(284)	(192)
Decrease in costs and estimated earnings in excess of billings	-	-	995
Decrease (increase) in contract assets	513	(370)	(899)
Increase (Decrease) in contract liabilities	36	(170)	366
Increase in inventories	(12,820)	(6,613)	(3,865)
Increase in trade payables	1,872	1,439	2,610
Increase in other accounts payable, accrued expenses, long term liabilities and advances from customers	5,042	2,729	1,693

Net cash provided by (used in) operating activities from continuing operations	3,614	(3,461)	(3,858)

Cash flows from investing activities:

Purchase of property, plant and equipment	(4,853)	(4,092)	(899)
Construction-in-process	(94)	(459)	(308)
Consideration from fixed asset sale	-	-	254
Disposal of discontinued operations	-	(526)	-
Increase (decrease) in long-term receivables and deposits	17	(56)	5

Net cash used in investing activities from continuing operations	(4,930)	(5,133)	(948)

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from financing activities:

Issuance of Ordinary shares, net	23,534	1,500	12,252
Exercise of warrants	-	-	800
Short-term loan	504	-	-
Transaction with non-controlling interest	-	(534)	(254)

Net cash provided by financing activities from continuing operations	24,038	966	12,798

Net cash provided by operating activities from discontinued operations	-	-	1,186
Net cash used in investing activities from discontinued operations	-	-	(2)

Effect of exchange rate changes of discontinued operation on cash and cash equivalents	-	-	(420)

Increase (decrease) in cash and cash equivalents and restricted cash	22,722	(7,628)	8,756
Cash and cash equivalents and restricted cash at the beginning of the year	14,134	21,762	13,006

Cash and cash equivalents and restricted cash at the end of the year	36,856	14,134	21,762
Less cash and cash equivalents of discontinued operation at the end of the year	-	-	526

Cash and cash equivalents of continued operation at the end of the year	$36,856	$14,134	$21,236

	Year ended December 31,
	2020	2019	2018
(a) Supplemental disclosures of cash flow activities:
Net cash paid during the year for:
Income taxes	$27	$17	$17
Interest	$-	$-	$18

(b) Non-cash transactions
Transfer of inventory to property, plant and equipment	$1,194	$595	$530
Purchase of property, plant and equipment in credit	$1,068	$572	$136

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-GENERAL

a.RADA Electronic Industries Ltd. (the "Company") is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications. The Company also specializes in the design, development, production and sales of avionics systems (including inertial navigation systems) for fighter aircraft and unmanned aerial vehicles (“UAVs”).

In January 2018, the Company incorporated RADA Sensors Inc. as a fully owned subsidiary of the Company. As of December 31, 2019, RADA Sensors Inc. is the holder of 100% of the interests in RADA Technologies LLC, also organized in January 2018. At the time of its organization, RADA was the owner of 75% of RADA Technologies LLC. During July 2019, the Company acquired the remaining 25% interest in RADA Technologies LLC. Since 2020, RADA Sensors Inc. is the holder of 100% of the interests in RADA Innovations LLC that began its operations in 2021.

The Company is organized and operates as one operating segment.

b.Discontinued operations

In December 2016, the Company committed to a plan to sell its test and repair services activity (provided through the Company’s then 80% owned subsidiary, CACS) in order to focus in its core business. In October 2018, a transaction with a non-controlling interest occurred and as a result, as of December 31, 2018, the Company owned 100% of CACS, which resulted in a $254 decrease in additional paid in capital.

In December 2018, the Company signed an agreement to sell its ownership interest in CACS for approximately $1,500. On March 14, 2019, the ownership was transferred to the buyer. As of December 31, 2019, the Company received 100% of the consideration, which is currently held in a trust account in China. The net consideration of $730 is recorded under other accounts receivable and prepaid expenses in the consolidated balance sheet as of December 31, 2018. In 2018, the Company recorded a provision of $159 for the expected loss resulting from the sale, which amount was included in accrued expenses in the consolidated balance sheets and in the net loss from discontinued operations in the consolidated statements of operations. In 2019, the company recorded an additional expected loss of $115, mainly due to exchange rate differences relating to the consideration held in a trust account in China, which decreased the net consideration presented under other accounts receivable and prepaid expenses in the consolidated balance sheet and was included in the net loss from discontinued operations in the consolidated statements of operations.

The results of the discontinued operations in prior periods’ comparable results, assets and liabilities have been retroactively included in discontinued operations as separate line items in the statements of operations and balance sheets, are presented below:

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-GENERAL (Cont.)

	Year ended December 31,
	2020	2019	2018

Revenues	$-	$-	$750
Cost of sales	-	-	(787)
Operating expenses	-	-	(208)
Operating loss	-	-	(245)

Net loss	-	-	(245)

Loss from sale of subsidiary	-	(115)	(159)
Net loss from discontinued operations	$-	$(115)	$(404)

c.Liquidity and Capital Resources:

Since incorporation, the Company has incurred an accumulated deficit of $73,351. As of December 31, 2020, the Company’s cash position (cash and cash equivalents) totalled approximately $36,289. Management believes that its cash and cash equivalents, are sufficient for the Company to meet its obligations as they come due at least for a period of twelve months from the sign off date of the consolidated financial statements.

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

a.Use of estimates:

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

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they were made.

b.Financial statements in U.S. dollars:

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

The financial statements of the Company’s former foreign subsidiary (CACS), whose functional currency is not the U.S. dollar, have been translated into dollars. All balance sheet amounts have been translated using the exchange rates in effect at balance sheet date. Statement of operation amounts have been translated using the average exchange rate prevailing during the year. Such translation adjustments are reported as a separate component of accumulated other comprehensive income (loss) in equity (see also note 1b).

c.Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated upon consolidation.

d.Cash equivalents:

All highly liquid investments that are readily convertible to cash and are not restricted as to withdrawal or use and the period to maturity of which did not exceed three months at time of deposit, are considered cash equivalents.

e.Restricted deposit:

Restricted cash is invested in short-term bank deposits (less than twelve months), which are mainly used as security for the Company’s guarantees to customers and lines of credits with banks. The deposits are in U.S. dollars and bear a variable annual interest of up to 0.43%.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.Inventories:

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

g.Property, plant and equipment:

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

h.Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, plant and equipment”, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2020, 2019 and 2018, no impairment losses have been identified.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As required by ASC 820, “Fair Value Measurement”, the Company applies assumptions that market-place participations would consider in determines the fair value of long-lived assets (or asset group).

i.Research and development costs:

Research and development costs, net of participation grants, include costs incurred for research and development, are charged to the statement of operations as incurred.

The Company received royalty-bearing grants from the Israeli Innovation Authority (“IIA”) for the purpose of partially funding research and development projects. The grants are recognized as a deduction from research and development costs incurred (see also Note 9a).

j.Income taxes:

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

The Company implements a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The adoption of ASC 740-10 did not result in a change in the Company’s accumulated deficit. The Company did not record any provision in connection with ASC 740-10 as of December 31, 2020 and 2019.

k.Severance pay:

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

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The carrying value of deposited funds includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfilment of the obligations pursuant to Israeli severance pay law or labor agreements.

Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2020, 2019 and 2018 amounted to $1,218, $951 and $33, respectively

l.Accounting for share-based compensation:

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

The fair value for the Company’s stock options granted to employees and directors was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	December 31,
	2020	2019

Dividend yield	0%	0%
Risk-free interest rate	0.52%	1.81%
Expected term (in years)	4.22	4.22
Volatility	55%	63%

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

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

m.Fair value of financial instruments:

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

A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

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

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2020, and 2019 the fair value of foreign currencies derivatives assets were 159 and 35, respectively.

n.Concentrations of credit risk:

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

The Company’s trade receivables are derived from sales to large and solid organizations located mainly in the United States, Asia, Latin America and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. The Company is exposed to credit losses primarily through sales to customers. The Company’s expected loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions and a review of the current status of customers' trade accounts receivables.

o.Comprehensive income (loss):

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

The following table summarizes the changes in accumulated balances of other comprehensive income, net of taxes for the years ended December 31, 2018 (no other comprehensive income was recorded in 2019 and 2020):

Accumulated foreign currency translation differences

Balance as of December 31, 2017	$392
Net current period other comprehensive loss	(172)

Balance as of December 31, 2018	$220

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.Warranty:

In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the estimated liability from these warranties are $212 and $35 as of December 31, 2020 and 2019, respectively.

q.Revenue recognition:

The Company generates revenues mainly from the sale of products and from long-term fixed price contracts of defense electronics as follows: data recording and management systems, inertial navigation systems for air and land applications, avionics solutions, and avionics for UAVs, and land radar for critical infrastructure protection, border surveillance, active military protection and counter-drone applications. In addition, the Company provides manufacturing, development and product support services.

The Company recognizes revenue when (or as) it satisfies performance obligations by transferring promised goods or services to its customers in an amount that reflects the consideration the Company expects to receive.

The Company applies the following five-step approach:

a)Identify the contract with a customer

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

b)Identify the performance obligations in the contract

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

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s contracts contain a single performance obligation which includes the sale of product or development and manufacturing services and the sale of products that are not separately identifiable and, therefore, not distinct. In situations where the Company’s contract includes distinct goods or services that are substantially the same and have the same pattern of transfer to the customer over time, they are recognized as a series of distinct goods or services.

When contracts are modified to account for changes in contract specifications and requirements, the Company consider whether the modification either creates new or changes the existing enforceable rights and obligations. Contract modifications that are for goods or services that are not distinct from the existing contract, due to the significant integration with the original good or service provided, are accounted for as if they were part of that existing contract. The effect of a contract modification on the transaction price and the Company’s measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis. When the modifications include additional performance obligations that are distinct and at a relative stand-alone selling price, they are accounted for as a new contract and performance obligation, which are recognized prospectively.

c)Determine the transaction price

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

d)Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Stand-alone selling price is the price at which the Company would sell a promised good or service separately to a customer. Stand-alone selling prices are established at contract inception and subsequent changes in transaction price are allocated on the same basis as at contract inception. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative stand-alone selling price basis unless a portion of the variable consideration related to the contract is allocated entirely to a performance obligation.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e)Recognize revenue when or as the Company satisfies a performance obligation

Revenue is recognized based on the transaction price at the time the related performance obligation is satisfied by transferring a promised product or service to a customer.

The Company generally satisfies performance obligations once the customer has obtained the legal title to the items purchased or service provided.

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

The cost estimation process is based upon the professional knowledge and experience of the Company’s engineers, program managers, and financial professionals. Factors considered in estimating the work to be completed and ultimate contract recovery include the availability, productivity, and cost of labor, the nature and complexity of the work to be performed, the effect of change orders, the availability of materials, the effect of any performance delays, the availability and timing of funding from the customer, and the recoverability of any claims included in the estimates to complete.

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

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

r.Basic and diluted net income (loss) per share:

Basic net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year in accordance with ASC 260, “Earnings per share”.

s.Derivatives and hedging:

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

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

As of December 31, 2020 and 2019, the fair value of the outstanding forward contracts was $159 and $35, which were recorded in other receivables against financial income, respectively.

t.Reclassifications:

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

u.New accounting pronouncements not yet effective:

In January 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (ASU 2020-01), which clarifies the interaction of the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. This guidance will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company do not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

v.Recently Adopted Accounting Pronouncements:

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. The new accounting standard was effective for the fiscal year beginning on January 1, 2020, including interim periods within that year. Adoption of this standard did not have a material impact on our consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The following table provides a reconciliation of cash and cash equivalents and restricted deposits reported within the consolidated balance sheets that sum to the total of such amounts in the consolidated statements of cash flows:

	December 31,
	2020	2019	2018

Cash and cash equivalents	$36,289	$13,754	$20,814
Restricted cash	567	380	422

Cash and cash equivalents and restricted cash	$36,856	$14,134	$21,236

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:LEASES

The Company adopted ASC 842, as of January 1, 2019, using the modified retrospective approach. Consequently, prior period balances and disclosures have not been restated. The Company has elected to utilize the available package of practical expedients permitted under the transition guidance within the new standard which does not require it to reassess the prior conclusions about lease identification, lease classification and initial direct costs. The Company elected the practical expedient to not separate lease and non-lease components for all its leases. This results in the initial and subsequent measurement of the balances of the right-of-use asset and lease liability being greater than if the policy election was not applied. The Company also elected the short-term lease recognition exemption for all leases with a term shorter than 12 months.

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

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:LEASES (Cont.)

The Company has various operating leases for office space and vehicles that expire through 2021 and 2031. Its lease agreements do not contain any material residual value guarantees or material restrictive covenants. Below is a summary of the Company's operating right-of-use assets and operating lease liabilities as of December 31, 2020:

	December 31, 2020	December 31, 2019
Operating right-of-use assets	10,581	$7,654

Operating lease liabilities, current	1,885	1,240
Operating lease liabilities long-term	8,732	6,499
Total operating lease liabilities	10,617	$7,739

Weighted average remaining lease term (years)	8	9
Weighted average discount rate	3.27%	3.56%

Cash paid for lease expenses during the twelve months ended December 31, 2020 and 2019 were $1,508 and $1,302, respectively. Non-cash transactions recognize in operating assets and liabilities for new leases were $3,044 and $8,205, as of December 31, 2020 and 2019, respectively.

Minimum lease payments for the Company's right of use assets over the remaining lease periods as of December 31, 2020, are as follows:

2021	$1,806
2022	1,671
2023	1,460
2024	1,303
2025	1,318
Thereafter	3,431

Total undiscounted lease payments	10,989

Less: Interest	(372)

Present value of lease liabilities	$10,617

Total lease expenses for the twelve months ended December 31, 2020, 2019 and 2018 were $1,862, $1,138 and $958 respectively.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-REVENUES

In accordance with the new standard, costs and estimated earnings in excess of billings on uncompleted contracts were reclassified as contract assets and contract liabilities from December 31, 2018. Contract liabilities include advances from customers, which were presented separately in the Company's consolidated balance sheets as of December 31, 2020 and 2019.

The following table presents the significant changes in the advances from customers balance during the twelve months ended December 31, 2020:

	Year ended December 31,
	2020	2019

Balance, beginning of the period	$1,563	$727
New performance obligations	1,677	893
Reclassification to revenue as a result of satisfying performance obligation	(917)	(57)
Balance, end of the period	$2,323	$1,563

The following table summarizes our contract assets and liabilities balances:

	2020	2019

Contract assets at January 1,	$1,269	$899
Contract assets at December 31,	$756	$1,269

Change in contract assets – increase (decrease)	$(513)	$370

Contract liabilities at January 1,	$196	$366
Contract liabilities at December 31,	$232	$196

Change in contract liabilities – increase (decrease)	$36	$(170)

Net change	$(477)	$200

For the twelve months ended December 31, 2020, 100% of the amount that was previously included in the beginning balance of contract liabilities was recognized.

The Company’s unsatisfied performance obligations as of December 31, 2020 and the estimated revenue expected to be recognized in the future related to long-term fixed price contracts amounts to $366. The Company expects to recognize approximately 92% of this amount as revenues during the next 12 months. For information regarding disaggregated revenues, please refer to Note 14.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2020	2019

Prepaid expenses	$953	$781
Government authorities	216	78
Advance payments to vendors	302	9
Deposits	7	40
Fair value of the outstanding forward contracts	159	35
Other accounts receivable related to Discontinued operations (see also note 1b.)	-	730
	$1,637	$1,673

NOTE 6:-INVENTORIES

	December 31,
	2020	2019

Raw materials	$23,744	$11,990	*)
Work in progress, net	3,997	3,884
Finished goods	1,042	1,322	*)
	$28,783	$17,196

*)Reclassified

Write-offs of inventories for the years ended December 31, 2020, 2019 and 2018 amounted to $132, $230 and $39, respectively. The write-offs were due to slow-moving items and excess inventories and were recorded in cost of revenues.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2020	2019
Cost:

Factory building	$1,722	$2,081
Machinery and equipment *) **)	16,603	14,641
Office furniture and equipment	1,098	1,089
Leasehold improvements	2,959	2,004

	22,382	19,815
Accumulated depreciation:

Factory building	1,812	2,058
Machinery and equipment **)	6,170	8,043
Office furniture and equipment	236	389
Leasehold improvements	196	198

	8,414	10,688

Depreciated cost	$13,968	$9,127

*)As of December 31, 2020 and 2019, $94 and $459, respectively, relates to construction-in-process of production infrastructure.

**)Capital loss from sale of fixed asset amounted to $27, is due to machinery and equipment sales during 2020.

Depreciation expense amounted to $2,289, $1,223 and $799 (offset by depreciation write-offs of $4,519, $0 and $1,030 mainly due to assets disposals) for the years ended December 31, 2020, 2019 and 2018, respectively.

NOTE 8:-OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2020	2019

Payroll and related accruals	$6,579	$4,327
Accrued expenses - agents’ commissions	1,094	518
Accrued expenses	1,954	727
Royalties to IIA	228	-

	$9,855	$5,572

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES

a.The Company’s research and development efforts have been partially financed through royalty-bearing programs sponsored by the IIA. In return for the IIA’s participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the IIA, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. As of December 31, 2020, the Company received total grants from the IIA in the amount of $5,543.

The total amount of royalties charged to operations for the years ended December 31, 2020, 2019 and 2018, were approximately $228, $41 and $458, respectively. As of December 31, 2020, the Company’s contingent liability for royalties, net of royalties paid or accrued is zero.

b.The Company provides bank guarantees to some of its customers and others, in the ordinary course of business. The guarantees are to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers and others as of December 31, 2020, is approximately $457.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- SHAREHOLDERS’ EQUITY

a.Share capital:

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

In November 2018, the Company entered into agreements with several Israeli institutional investors to sell 4,545,454 Ordinary shares at price per share of $2.75, for a total consideration of $12,500. Offering costs amounted to $248.

In January 2019, the Company’s shareholders approved the sale of 545,454 Ordinary shares to the controlling shareholder at a price per share of $2.75, approximately $1,500 in the aggregate.

In January 2020, the Company completed an underwritten public offering of 4,819,052 Ordinary shares at a price of $5.25 per share, for a total consideration of $25,300. Offering costs amounted to approximately $1,800.

b.Stock option plans:

In April 2015, the Company's Board of Directors adopted the "2015 Share Option Plan" (the "Plan"), which authorized the grant of options to purchase up to an aggregate of 1,500,000 Ordinary shares to officers, directors, consultants and key employees of the Company and its subsidiaries. Options granted under the Plan expire within a maximum of ten years from adoption of the plan in 2018, the Company's Board of Directors had extended the plan to 10 additional years.

Generally, under the terms of the Plan, unless determined otherwise by the administrator of the Plans, 25% of the option granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years.

In addition, options granted under the plan are granted at the average closing price of our Shares as quoted on NASDAQ during the 30 business days prior to the date the Option is granted.

For our US employees, the exercise price is Higher of (a) the average closing price of our Shares as quoted on NASDAQ during the 30 business days prior to the date the Option is granted, and (b) the closing price as quoted on NASDAQ on the last trading day preceding the date the Option is granted.)

These options will be exercisable for 48 months following the date of vesting.

As of December 31, 2020, options to purchase 164,592 Ordinary shares are available for future grant under the Plan.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s activity for options granted to employees and directors under the Plan is as follows:

	Twelve months ended December 31, 2020
	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic Value Price

Outstanding at the beginning of the period	3,110,938	$2.76	8.23	$7,579
Granted	952,500	5.18	-	-
Exercised	(626,871)	2.01	-	-
Forfeited	(146,405)	3.57	-	-

Outstanding at the end of the period	3,290,162	3.57	7.91	8,768

Exercisable	1,302,349	$2.79	7.05	$19,726

Aggregate intrinsic value of exercisable options (the difference between the closing share price of the Company’s Ordinary Shares on the last trading day in the period and the exercise price, multiplied by the number of in-the-money options) represents the amount that would have been received by the employees and directors option holders had all option holders exercised their options on December 31, 2020. This amount changes based on the fair market value of the Company’s Ordinary shares.

The total intrinsic value of options exercised during the years ended December 31, 2020, 2019 and 2018 was $4,596, $1,192, and $173, respectively.

The weighted average grant date fair value of options granted to employees and directors during the years ended December 31, 2020, 2019, and 2018, was $2,340 $1,060 and $2,179, respectively.

As of December 31, 2020, unrecognized compensation expenses related to employees and directors stock options to be recognized over an average time of approximately 4 years is approximately $3,629.

During the twelve months period ended December 31, 2020, the Company recognized compensation expenses related to employees and service providers stock option in the amount of $1,436, as follows:

	Year ended December 31,
	2020	2019

Cost of revenues	$256	$134
Research and development	$393	$243
Marketing and selling	$22	$57
General and administrative	$765	$714
	$1,436	$1,148

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-TAXES ON INCOME

a.The Israeli corporate tax rate and real capital gains tax was 23% in 2020, 2019 and 2018.

The Company’s subsidiaries which were incorporated in the U.S. were subject to federal tax rate of 21% in 2020, 2019 and 2018.

b.In accordance with the Israeli tax laws, tax returns of the Company submitted up to and including the 2015 tax year can be regarded as final.

The Company’s subsidiaries did not receive final tax assessments since their incorporation.

c.Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

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

d.As of December 31, 2020, the net operating tax loss carry-forward relating to the Company in Israel amounted to approximately $64,109, not including a carry-forward capital loss amounting to approximately $4,090. Carry-forward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-TAXES ON INCOME (Cont.)

As of December 31, 2020, the U.S. subsidiaries have U.S. federal carry-forward tax losses of approximately $3,750.

As the Company believes that it is more likely than not that the deferred tax assets in respect of these carry-forward losses will not be utilized, the Company recorded a full valuation allowance for the entire balance of the deferred tax asset relating to the carry-forward losses.

e.The main reconciling items between the statutory tax rate of the Company and the effective tax rate is the valuation allowance recorded in respect of the deferred tax assets relating to net operating loss carry-forward and other temporary differences due to the uncertainty of the realization of such tax assets.

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2020	2019

Net operating loss carry-forward	$14,745	$15,373
Capital loss carry-forward	941	883
Allowances and reserve	455	401

Total deferred tax assets before valuation allowance	16,141	16,657
Valuation allowance	(16,141)	(16,657)

Net deferred tax assets	$-	$-

As of December 31, 2020 and 2019, the Company has provided valuation allowances in respect of deferred tax assets resulting from the tax loss carry-forward and other temporary differences, since it has a history of operating losses and the current uncertainty concerning its ability to realize these deferred tax assets in the future.

The Company accounts for its income tax uncertainties in accordance with ASC 740, which clarifies the accounting for uncertainties in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

As of December 31, 2020 and 2019, there were no unrecognized tax benefits that if recognized would affect the annual effective tax rate.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-FINANCIAL EXPENSES, NET

	Year ended December 31,
	2020	2019	2018

Income:

Foreign currency exchange differences	$-	$-	$47
Interest on cash equivalents and restricted deposits	278	359	184
Operating lease income	195	-	-
Other	131	96	-

	604	455	231
Expenses:

Bank commissions and others	51	38	19
Operating lease expenses	-	85	-
Foreign currency exchange differences	386	453	93

	437	576	112

Total financial (expenses) Income, net	$167	$(121)	$119

NOTE 13:-RELATED PARTY BALANCE AND TRANSACTIONS

In January 2017, the Company’s shareholders approved that in addition to the directors’ fees to be paid to all of the Company’s directors, commencing as of January 1, 2017, the Company will pay to its Executive Chairman of the Board of Directors additional monthly payment of approximately $4.6 (NIS 17,500) for time devoted to the Company. Such payment is subject to increase in the event the Company achieved profitable operations. In 2017, the Company’s consolidated audited financial statements reflected net income (before taxes), so such additional payment increased to approximately $9 (NIS 35,000). In 2020 and 2019, the total payments to the Executive Chairman of the Board of Directors were $123 and $119, respectively.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-RELATED PARTY BALANCE AND TRANSACTIONS (Cont.)

See also Note 10 for transactions with the Company’s shareholders.

Balances with related parties:

	December 31,
	2020	2019

Accrued expenses	$52	$50

Related parties’ expenses:

	Year ended December 31,
	2020	2019	2018

Directors and management fees	$167	$169	$156

NOTE 14:-MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company manages its business on the basis of one reportable segment, and derives revenues from develops, manufactures and sells land radar for defense forces and border protection applications, avionics equipment and aviation data acquisition and debriefing systems (see Note 1 above for a brief description of the Company’s business).

b.Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Year ended December 31,
	2020	2019	2018

North America	$45,080	$21,995	$11,686
Israel	15,485	12,737	10,446
Europe	12,038	6,073	1,601
Asia	1,740	2,499	3,093
South America	1,089	1,027	1,206
Australia	785	-	-
Total	$76,217	$44,331	$28,032

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.Major customers:

Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues are as follows:

	Year ended December 31,
	2020	2019	2018
	%

Customer A	21	-	-
Customer B	14	7	-
Customer C	10	-	-
Customer D	6	8	11
Customer E	5	4	12
Customer F	4	12	7
Customer G	1	3	11
Customer H	-	4	12

d.Long-lived assets (property, plant and equipment) by geographic areas:

	December 31,
	2020	2019

Israel	$10,108	$6,062

USA	3,860	3,065

	$13,968	$9,127

NOTE 15:-SUBSEQUENT EVENTS

In February 2021, the Company’s shares began trading also on the Tel Aviv Stock Exchange.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADA ELECTRONIC INDUSTRIES LTD.

By:	/s/ Dov Sella
Name:	Dov Sella
Title:	Chief Executive Officer

Dated: March 1, 2021