Form 20-F
period 2021-12-31
RADA ELECTRONIC INDUSTRIES LTD
filed 2022-03-24
CIK 761238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM
20-F

For the fiscal year ended December 31, 2021

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF
1934
OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2021
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
+
972 76 538 6200
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
49,402,847
 Ordinary Shares
(As of December 31, 2021).
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
Yes ☒     No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
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
Yes ☐    No ☒
This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statements on Form F-3 File Nos. 333-258935, 333-252015 and 333-226387, and on Form S-8 File No. 333-213284, 333-231678 and 333-238502.

INTRODUCTION

We are an Israel based global defense electronics company. We specialize in the development, manufacture, marketing and sales of tactical land radars for defense forces and for critical infrastructure protection applications, and military avionics for manned and unmanned aircraft. Our shares are traded on the NASDAQ Capital Market and the Tel Aviv Stock Exchange under the symbol “RADA.”

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

Definitions

In this annual report, unless the context otherwise requires:

●	References to “RADA,” the “Company,” the “Registrant,” “our company,” “us,” “we” and “our” refer to RADA Electronic Industries Ltd. and its consolidated subsidiaries;
●	References to “our shares,” “Ordinary Shares” and similar expressions refer to RADA’s Ordinary Shares, NIS 0.03 par value per share;
●	References to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;
●	References to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;
●	References to the “Articles” are to our Amended Articles of Association, as currently in effect;
●	References to the “Securities Act” are to the Securities Act of 1933, as amended;
●	References to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;
●	References to “NASDAQ” are to the NASDAQ Stock Market;
●	References to the “TASE” are to the Tel Aviv Stock Exchange; and
●	References to the “SEC” are to the United States Securities and Exchange Commission.

Market and Industry Data

We operate in an industry in which it is difficult to obtain precise market and industry information. We have generally obtained the market data in this prospectus supplement from public filings, from industry publications, from studies conducted by third party sources that we believe to be reliable, and based on our experience and our own investigation of market condition

Cautionary Note Regarding Forward-Looking Statements

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

A. [Reserved]

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

•	Epidemics and pandemics, such as the COVID-19 pandemic, could materially disrupt our business and have a negative impact on our financial results and financial condition.
•	Other unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.
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
•
We may acquire or invest in companies which may divert our management’s attention and result in debt or dilution to our shareholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions

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

Risk Related to Our Ordinary Shares

•	Our Ordinary Shares are traded on more than one market and this may result in price variations.
•	While our Ordinary Shares are listed on the TASE, there is no guarantee as to how long such listing will be maintained.
•	Our share price has been volatile in the past and may decline in the future.
•	We do not intend to pay dividends.
•	We may be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

Risks Related to Our Location in Israel

•	Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.
•	Our results of operations may be negatively affected by the obligation of our personnel to perform military service.
•	We may not be able to enforce covenants not-to-compete under current Israeli law.
•	We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.
•	Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

•	The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from those of a typical U.S. corporation.
•	Israeli government programs and tax benefits may be terminated or reduced in the future, which could increase our tax expenses.
•	As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

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

We incurred operating losses in three of the six years ended December 31, 2021 and may not be able to achieve or sustain profitable operations in the future or generate positive cash flows from operations. As of December 31, 2021, our accumulated deficit was $48 million. To the extent that we incur significant operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing. Such financing may not be available, or if available, may not be on terms satisfactory to us. If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.

Reductions in defense budgets worldwide may cause a reduction in our revenues, which would adversely affect our business, operating results and financial condition.

Substantially all of our revenues are derived from the sale of products with military applications.

We expect the U.S. government will continue to place a high priority on national security and will continue to invest in products such as ours. Further, the U.S. Department of Defense, or DoD, budget remains the largest in the world and this offers substantial opportunity for growth.

The U.S. government's fiscal year (FY) begins on October 1 and ends on September 30. On April 9, 2021, the Biden Administration introduced the initial FY 2022 discretionary budget plan. The proposal requests $753 billion in discretionary funding for national defense and includes $715 billion for the DoD. The $715 billion DoD request compares to the FY 2021 enacted amount of $704 billion. On September 30, 2021, the President signed a continuing resolution (CR) into law that provides continuing FY 2022 appropriations to federal agencies through the earlier of December 3, 2021, or the enactment of the applicable appropriations act. The CR funds most programs and activities at the FY2021 levels with several exceptions.

In December 2021, Biden signed a $770 billion defense policy bill for fiscal year 2022, which reflects a 5% increase from the previous fiscal year’s defense policy measure and includes a 2.7% pay raise for service members and more naval ship and aircraft purchases. The FY 2022 National Defense Authorization Act authorizes the formation of a 16-member commission to look into the Afghanistan war and includes $4 billion for the European Defense Initiative, $300 million for the Ukraine Security Assistance Initiative and $150 million for Baltic security cooperation.

There are risks associated with the timing and amount of future appropriations. If annual appropriations bills are not enacted in the future, the U.S. government may operate under a CR, restricting new contract or program starts and additional government shutdowns, which might involve all government agencies, including the DoD, could arise. Future CR’s and government shutdowns may lead to delays in procurement of products due to lack of funding, and those delays may adversely affect our revenue, results of operations and cash flow. Finally, there remains uncertainty surrounding future discretionary defense funding levels and priorities of the Biden Administration and Congress, which could adversely impact demand for our products.

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

In line with our growth strategy, we entered into a number of strategic relationships with Lockheed Martin Corporation, or Lockheed Martin, Boeing Defense, Space & Security, or Boeing, Rafael Advanced Defense Systems Ltd., or Rafael, Elbit Systems Ltd., or Elbit, Leonardo DRS, or DRS, Anduril Industries, or Anduril and Ascent Vision Technologies (a CACI subsidiary), or CACI, to increase our penetration into the defense electronics market. We are currently investing and intend to continue to invest significant resources to develop these relationships and additional new relationships. Should our relationships fail to materialize into significant agreements or should we fail to work efficiently with these companies, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

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

Epidemics and pandemics, such as the COVID-19 pandemic, could materially disrupt our business and have a negative impact on our financial results and financial condition.

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

We are continuing to closely monitor COVID-related impacts on all aspects of our business and geographies, including on our workforce, supply chain and customers. On September 9, 2021, President Biden announced a COVID-19 action plan, including an executive order, the Safer Workforce Task Force guidance issued on September 24, 2021 and the Force Health Protection guidance. This executive order and guidance (as amended) requires U.S. based federal contractors’ employees to have had their final vaccination dose by January 4, 2022, with exceptions including where an employee is legally entitled to an accommodation.

State and local governments are also continuing to take actions related to the pandemic, imposing additional and varying requirements on our industry. We are continuing to evaluate these evolving requirements. We cannot at this stage predict the various impacts they may have on our workforce, our suppliers, or our company. These evolving government requirements, including regarding a vaccine mandate, along with broader impacts of the continuing pandemic, could impact our workforce and performance, as well as those of our suppliers.

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

A significant portion of our revenues is derived from a small number of customers. During the years ended December 31, 2021 and 2020, 49% and 51% of our revenues, were attributable to five customers. We anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers. No assurances can be given that our customers will continue to purchase our products, that we will be successful in any bid for new contracts to provide such products, or that if we were granted subsequent orders, such orders would be of a scope comparable to the sales that we have experienced to date. If our principal customers do not continue to purchase products from us at current levels or if we do not retain such customers and we are not able to derive sufficient revenues from sales to new customers to compensate for their loss, our revenues would be reduced and adversely affect our business, cash flows, financial condition and results of operations.

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

Cyber-attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access, which could also impact the operation of our products and services. The potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors in the defense electronics market. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. We have experienced and defended against certain threats to our systems and security (such as phishing and ransomware attempts), and none have had a material adverse effect on our business or operations to date. However, we could incur significant costs in order to investigate and respond to future attacks, to respond to evolving regulatory oversight requirements, to upgrade our cybersecurity systems and controls, and to remediate security compromise or damage. In response to past threats and attacks, we have implemented further controls and planned for other preventative actions to further strengthen our systems against future attacks. However, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful. Consequently, our financial performance and results of operations would be materially adversely affected.

We are subject to risks associated with international operations; we generate a significant portion of our sales from customers located in countries that may be adversely affected by political or economic instability and corruption.

We are a defense company with worldwide operations. Although 87% of our sales are in Israel and North America, we expect to derive an increasing portion of our sales and future growth from other regions such as Latin America, India, the Middle East and Central and Eastern Europe, which may be more susceptible to political or economic instability and the economic impact of the spread of COVID-19. In addition, in many less-developed markets, we rely heavily on third-party representatives, consultants and other agents for business development, marketing and distribution of our products. Many of these third parties do not have internal compliance resources comparable to ours. Business activities in many of these markets have historically been more susceptible to corruption. If our efforts to screen third party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, which may adversely affect our reputation and our business, financial condition or results of operations.

Exports (whether direct sales or revenues of our U.S. subsidiary - RTL) accounted for 85% of our revenues in 2021, 80% of our revenues in 2020 and 72% of our revenues in 2019. Our reliance on export sales subjects us to many risks inherent in engaging in international business, including:

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

In response to the to the invasion of the Ukraine by Russia in February 2022, the U.S. and other countries have imposed various sanctions against Russia, including restrictions on selling or importing goods, services or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia. The U.S. and other countries could impose wider sanctions and take other actions. It is not possible to predict the broader consequences of this conflict, which could include further sanctions, embargoes, regional instability, geopolitical shifts in the Middle East and worldwide and adverse effects on macroeconomic conditions, currency exchange rates and financial markets, all of which could impact our business, financial condition and results of operations.

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

We derive a substantial portion of our revenue from contracts with U.S. defense contractors and systems integrators that ultimately provide our products to the U.S. government, including the DoD. We also occasionally enter into contracts directly with the U.S. government.

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

We intend to evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products and other assets in the future. For example, in March 2021, we signed a Shares Purchase Agreement to invest $3 million in consideration for a 12% interest in RadSee Technologies Ltd., an early-stage advanced radar technology company. We also may enter into relationships with other businesses to expand our products which could involve investments in or acquisitions of other companies.

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

In 2021, our Ordinary Shares were admitted for trading on the Tel Aviv Stock Exchange (“TASE”) in addition to the NASDAQ Capital Market under the Israeli regulatory “dual listing” regime that provides companies whose securities are listed both on NASDAQ and the TASE certain reporting leniencies. Trading in our Ordinary Shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Capital Market, and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). Consequently, the trading prices of our Ordinary Shares on these two markets often differ. Any decrease in the trading price of our Ordinary Shares on one of these markets could cause a decrease in the trading price of our Ordinary Shares on the other market.

While our Ordinary Shares are currently listed on the TASE, there is no guarantee as to how long such listing will be maintained.

Our Ordinary Shares are listed on each of NASDAQ and the TASE under the symbol “RADA.” We plan to continuously examine the various considerations in respect of our dual listing and, in particular, the advisability of maintaining or terminating such dual listing. We may in the future voluntarily delist our securities from the TASE, provided we furnish notice thereof at least 90 days in advance of such delisting. If our Ordinary Shares are delisted, some holders of our Ordinary Shares that are traded on the TASE may be required or will choose to sell their shares, which could result in a decline in the market price of our Ordinary Shares.

Our share price has been volatile in the past and may decline in the future.

Our Ordinary Shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

●	Quarterly variations in our operating results;

●	Operating results that vary from the expectations of securities analysts and investors;

●	Changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

●	Announcements of technological innovations or new products by us or our competitors;

●	Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

●	Changes in the status of our intellectual property rights;

●	Announcements by third parties of significant claims or proceedings against us;

●	Additions or departures of key personnel;

●	Future sales of our Ordinary Shares;

●	Delisting of our shares from the NASDAQ Capital Market or the TASE; and

●	Stock market price and volume fluctuations.

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

U.S. holders of our Ordinary Shares may face income tax risks. Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2021 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. Furthermore, fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the aggregate value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below under Item 10E. “Additional Information – Taxation”) of our Ordinary Shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. If we are treated as a PFIC, U.S. Holders of Ordinary Shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their Ordinary Shares. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our Ordinary Shares.

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

In March 2018, we announced the formation of a joint venture company with SAZE Technologies LLC. The new company, RADA Technologies LLC, or RTL is based in Germantown, Maryland. In July 2019, we acquired full ownership of RTL. RTL is focused on the adaptation of our tactical radar technology for the U.S. market, certifying the radars to U.S. standards, producing our radars for the U.S. market needs, and providing infrastructure for maintenance and support. In 2020, we formed a new company, RADA Innovations LLC, or RIL, to perform certain classified work on our radars for the U.S. market. RIL began its operations in 2021.

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

Today’s advanced defense electronics systems typically incorporate components that are derived from the industrial or the consumer electronics markets, especially from the telecom and automotive markets. Most of the defense electronics systems are built with commercial components and even with sub-systems, which reduce the overall price, and at the same time may generate complex obsolescence issues.

Purchasers of defense electronics products are either governments or major integrators. Engagement in business relationships with these customers is complex, have a long sales cycle and requires long-term commitments for future support of delivered hardware. Production batches of such products are relatively small.

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

Products and Services

We primarily sell state-of-the-art defense electronics products. We may also provide end-to-end solutions for one or more systems or sub-systems. Our current product lines are:

●	Tactical radars, land-based, for defense forces and critical infrastructure protection solutions; and

●	Military Avionics (data/video recorders, and core avionics for aircraft and UAVs).

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

We have developed various radar hardware platforms: the compact hemispheric radar, or CHR, and its advanced variants, eCHR, aCHR and iCHR, which are tailored for use on combat vehicles and short-range protection applications; and a family of multi-mission hemispheric radars, or MHRs, and its advanced variants, ieMHR, nMHR and exMHR, which are tailored for use in force and critical infrastructure protection applications. All of our radar platforms share basic characteristics, but differ in range, size, frequency band in some cases, weight, and price. We implement several operational missions for our platforms by soft-changing the radar operational parameters.

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

Among our customers and users of our radar systems are leading defense forces and defense contractors worldwide, including the Israeli MOD, IMI (an Elbit Systems subsidiary), Elbit, Rafael, MER Group, Lockheed Martin, Boeing, Leonardo DRS, Anduril, CACI, General Atomics, Elettronica, the U.S. Marine Corps and Navy, the U.S. Air Force, Indian Security Forces, Rheinmetall, Leonardo, MBDA, Thales and many additional integrators and end-users. Some of our customers have purchased a small number of radars for evaluation and integration in their air defense and/or other systems. These initial purchases may turn into larger production orders upon evaluation.

Military Avionics

We are active in the field of mission data and video recording, management, and post-mission analysis and debriefing for fighter and trainer aircrafts. Over the past 25 years we have developed, fielded and supported a wide range of solid-state digital recorders, cameras and debriefing systems for aerospace and military applications, including:

●	Digital video/audio/data recorders, or DVDR (with data transfer functions);
●	HD-DVDR, high definition digital video/audio/data recording for fighter and trainer aircraft;
●	A wide range of head-up-displays color video cameras, or HCVC, for fighter aircraft; and
●	A variety of ground debriefing solutions, or GDS.

These digital recorders feature state-of-the-art technologies and are designed for military applications. Our high-performance recorders provide simultaneous, high-capacity video (both analog and digital/HD), audio and data recording, high throughput and mass storage handling capabilities, supporting rapid dissemination and real-time playback. Our video recorders implement MPEG-2 and/or MPEG-4 (H.264) compression formats and facilitate continuous recording over extended mission durations. Recent upgrades to our recorders provide the ability to record high-definition video formats such as HD-SDI.

Our GDS synchronized video, audio, data, and air combat maneuvering debriefing. GDS vary from personal, laptop-size debriefing units, through robust desktop multi-channel systems supporting the mission debriefing of four-aircraft formations up to large-scale simultaneous debriefing systems. These network-based systems support large numbers of participants operating from different locations and provide advanced data management features.

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

Business Development, Sales and Marketing

Strategy

Our business development strategy is based on the following principles:

●
Becoming a reliable and trusted supplier of sensors and avionics sub-systems to defense system integrators and major platforms manufacturers with global sales, such as Lockheed Martin, Boeing, Elbit, IAI, Anduril, Rafael, Leonardo DRS, Embraer, HAL, Elettronica, CACI and others;

●
Establishing operations in our primary target markets (i.e. U.S.), either through subsidiaries or through joint ventures, for local presence, direct market development, localization of the technology, production and customer support;

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

Leonardo DRS. DRS is a major player in the defense electronics market in North America, with a focus on tactical systems and radars. In 2017, we signed a cooperation agreement with DRS to market and sell our tactical radars in the North American market for counter-UAV, short-range air defense, and other solutions. DRS has acquired a few MHR radars and is actively promoting our radars as part of their system solutions. In 2018, DRS was selected by the US Army as the mission equipment package provider for the Army’s IM-SHORAD program, which includes our MHR radars as onboard search sensors. This program has the potential for sale of 144 vehicles, each with 4 MHR radars on board. To date, we have delivered radars for nine prototype units and spares, and a production purchase order for 87 vehicles incorporating 348 radar units.

Anduril Industries Inc. Anduril is a fast-growing player in the defense electronics market in North America. Anduril provides base defense and force protection applications, critical infrastructure protection solutions, border security and counter drone systems. Our radars are integrated within such solutions. In 2020 & 2021, we delivered more than 220 radars of the MHR family to be integrated with Anduril’s systems.

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

Business Development and Marketing

Our Chief Executive Officer, Mr. Dov Sella, together with Mr. Gil Schwartz, our VP Business Development & Marketing and Mr. Rann Maron, our VP Business Development for India, lead our business development and marketing efforts from Israel. Mr. Bill Watson, Ms. Charlene Caputo and Mr. Max Cohen are responsible for our business development and marketing efforts in North America. We currently employ fifteen additional professionals (some of whom are part-time consultants) in business development and the sales of our products. Our program managers, Chief Technology Officer, Chief Operating Officer, VP Product Development and our product managers and engineering departments support our marketing and sales efforts with respect to proposal preparations and product demonstrations. In addition, we have engaged business development consultants in Europe, South America and Asia who receive success fees for sales generated by them.  Our RTL subsidiary is responsible for business development in the North American market and works directly with and in cooperation with our U.S. partners on the exploitation of large opportunities in the U.S. Four of our seven part-time consultants are supporting this activity.

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

Principal Customers

We generally complete a few major transactions each year, each accounting for 10% or more of our revenues for such year. As a result, each year a significant portion of our revenues is derived from a small number of customers. The following table sets forth our principal customers in 2019, 2020 and 2021:

	Percentage of Revenues
	2019	2020	2021
Customer A	7%	2%	26%
Customer B	-%	21%	16%
Customer C	7%	14%	4%
Customer D	-%	10%	2%
Customer E	12%	4%	1%

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

Geographical Markets

We sell our products to various air forces and companies worldwide. The following table presents our revenues by geographical markets for the periods indicated:

	2019	2020	2021
North America	50%	60%	72%
Israel	28%	20%	15%
Asia	6%	2%	8%
Europe	14%	16%	4%
South and Latin America	2%	1%	-%
Other	-%	1%	1%

Joint Venture in India

In August 2021, we signed a Memorandum of Understanding with Alpha Design Technologies Pvt. Ltd. (“Alpha Design”), to establish a joint venture to market, manufacture, sell and support our radars in India. Alpha Design is 1,200+ person-strong, professional R&D and production organization, focused on the defense and aerospace domains.

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

Manufacturing and Quality Management

Our Israeli production plant is located in Beit She’an, Israel. The plant is equipped to handle most of our manufacturing processes and testing requirements. For some processes we utilize outsourced resources. This structure allows us flexibility and versatility. To support the growth in radar production, we have established a supply chain of board assembly providers and chassis/casting providers, while final assembly, calibration and testing is accomplished internally. We duplicated our Israeli assembly facilities in our facility in Maryland. that is now supplying our radars to the U.S. market.

We place great emphasis on quality management and control in all of our operations processes. Commencing with customer requirements and expectations, via raw material inspection through completion, specifications are repeatedly checked. We maintain a quality assurance team that participates in every stage of the design and manufacturing of the products. Our quality management system is certified by the Standards Institute of Israel, or SII, pursuant to ISO 9001:2015 for hardware design and production and ISO 90003:2018 for software design. SII performs quality system audits twice a year and various customers perform audits four to six times a year. Our environmental management system is certified by SII to ISO 14001:2015 (both in Israel and in the U.S.) and our quality management system is also certified according to AS-9100D (2016), a quality management system for aerospace requirements (both in Israel and in the U.S.). In February 2022, our company successfully achieved ISO 45000 Certification for occupational, health and safety management systems.

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

Our executive offices, sales and marketing and research and development facilities are located in a 30,500 square feet office facility in Netanya, Israel and a 1,450 square feet R&D facility in Beer Sheva, Israel. The Netanya lease expires in March 2026 and the Beer Sheva lease expires in March 2022 and a new lease agreement planned to be sign afterwards. We also signed a lease for two warehouses in Beit She’an, Israel, consisting of 14,500 square feet in total, that expire in August 2032. The aggregate annual rent for our offices in Israel was approximately $850,000 in 2021.

As of December 31, 2021, RTL is occupying approximately 27,500 square feet of office and production facilities in Germantown, Maryland (also for RIL). The lease for this facility, whose current monthly rental cost is approximately $65,000, expires in July 2030.

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

Production and Supply Chain. We encountered several delays in receiving parts shipments and our freight costs increased during 2020 and 2021. These delays have not affected our product availability as we have increased our inventory levels, but our manufacturing may be impacted in the future due to supply chain delays or adverse impacts on our production capacity due to government directives or health protocols that might impact our production facilities. In addition, given the current limitations on our sales activities, it has become difficult for us to effectively forecast future requirements for our products. Accordingly, there is a greater risk that we may overproduce or underproduce compared to actual sales.

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

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2019	2020	2021
Revenues	100%	100%	100%
Cost of revenues	64.0%	62.8%	59.4%
Gross profit	36.0%	37.2%	40.6%
Research and development	15.6%	11.6%	8.5%
Marketing and selling	9.1%	6.6%	5.3%
General and administrative	16.0%	11.8%	9.3%
Net loss from sale of fixed assets	0.0%	0.0%	0.0%
Operating income (loss)	(4.7)%	7.2%	17.4%
Financial (expenses) income, net	(0.3)%	0.2%	(0.1)%
Net income (loss) from continuing operations	(5.0)%	7.4%	17.2%
Net income (loss) from discontinued operations	(0.3)%	0.0%	0.0%
Tax benefit	0.0%	0.0%	4.2%
Net income (loss)	(5.3)%	7.4%	21.4%
Net income (loss) attributable to non-controlling interest	(0.7)%	0.0%	0.0%
Net income (loss) attributable to RADA Electronic Industries’ shareholders	(4.6)%	7.4%	21.4%

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

Revenues. Our revenues increased by 54% to $$117.2 million in 2021 from $76.2 million in 2020, mainly due to the increase in sales of our radars in the U.S.

Cost of Revenues. Cost of revenues were $69.6 million in 2021 and $47.9 million in 2020, reflecting the increase in revenues.

Gross Profit. Our gross profit increased by 68% to $47.5 million in 2021 from $28.3 million in 2020. Our gross profit margin was approximately 40.6% in 2021 and 37.2% in 2020. The increase in our gross profit in 2021 was mainly attributable to the increase in revenues generated from the sale of radars and improved production efficiencies.

Research and Development Expenses. Our research and development expenses increased by 13% to $10.0 million in 2021 from $8.8 million in 2020. The increase is a result of our strategy to achieve and maintain a technological edge for our products, including the development of our next generation of radars.

Marketing and Selling Expenses. Marketing and selling expenses increased by 24% to approximately $6.2 million in 2021 from $5.0 million in 2020. We increased our level of marketing and selling expenses primarily due to our efforts to sell our radar products, mainly reflected in the costs incurred as part of our participation in field demonstrations requested by our potential customers as well as a result of our increased revenues.

General and Administrative Expenses. General and administrative expenses increased by 22% to approximately $10.9 million in 2021 from $9.0 million in 2020. The increase is primarily attributable to the expansion of our infrastructure to support our continued revenue growth as well as to the increase in the non-cash expense associated with employee stock-based compensation.

Financial Income, Net. We had net financial expenses of $0.2 million in 2021 compared to $0.2 million of net financial income in 2020, reflecting the influence of the changes in the exchange rate between the US dollar and the NIS.

Tax Benefit. A deferred tax asset was recorded in the second quarter of 2021 in view of our continued profitability.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

Please see Item 5A of our Form 20-F for the year ended December 31, 2020 filed on March 1, 2021, for this comparison.

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

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at a rate of 23% in 2021 and are subject to the same corporate tax rate in 2022. Nevertheless, our effective tax rate, considering the Israeli tax benefits related to our activities, is expected to be 10.2%.

As of December 31, 2021, our net operating loss carry forward for Israeli tax purposes was approximately $55.6 million and capital loss carry forwards of approximately $8.8 million. As of December 31, 2021, our U.S. subsidiaries have no U.S. federal carry forward tax losses.

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

	Year Ended December 31,
	2017	2018	2019	2020	2021
NIS vs. U.S. Dollar	(9.8)%	3.2%	(7.8)%	(7.0)%	(3.0)%
Israeli Consumer Price Index	(1.5)%	0.8%	0.6%	(0.7)%	2.5%

Since exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Recently Issued Accounting Standards

New accounting pronouncements not yet effective

Not applicable.

Recently Adopted Accounting Pronouncements

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

In January 2020, we raised $25,300,023 in an underwritten public offering of 4,819,052 Ordinary Shares at a price of $5.25 per share.

In March 2021, we raised $59,512,500 in an underwritten public offering of 5,175,000 Ordinary Shares at a price of $11.50 per share.

We had working capital of $125.9 million as of December 31, 2021 compared with working capital of $56.8 million at December 31, 2020. Cash and cash equivalents were $78.7 million as of December 31, 2021 compared to $36.3 million as of December 31, 2020. The increase in working capital and cash and cash equivalents is due to the proceeds from our March 2021 public offering.

As of December 31, 2021, our banks provided $0.49 million of guarantees on our behalf, mainly to our customers and suppliers in the ordinary course of business. The guarantees are secured by a first priority charge on our restricted cash total $0.49 million as of December 31, 2021.

We made capital expenditures of $6.1 million in the year ended December 31, 2021, primarily for machinery and equipment for use by RTL and our manufacturing facility in Israel. In 2021, we also increased our inventories by $21.68 million to support our increased level of sales. We currently do not have any significant capital spending or purchase commitments.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2019	2020	2021
	(U.S. dollars in thousands)
Net cash provided by (used in) operating activities	(3,461)	3,614	(4,361)
Net cash used in investing activities	(5,133)	(4,930)	(9,194)
Net cash provided by financing activities	966	24,038	55,937
Increase (decrease) in cash and cash equivalents and restricted cash	(7,628)	22,722	42,382
Cash and cash equivalents and restricted cash at beginning of the year	21,762	14,134	36,856
Cash and cash equivalents and restricted cash at end of the year	14,134	36,856	79,238

Continuing Operations

Net cash used by our operating activities was $4,361,000 in 2021. This was primarily due an increase in inventories of $21,688,000, an increase in trade receivables, net of $18,652,000 and deferred tax assets of $5,681,000, offset by the net income for the year, an increase in trade payables of $7,458,000, an increase in other accounts payable of $3,031,000, depreciation and amortization expenses of $3,660,000 and share based non-cash compensation to employees of $3,022,000. Net cash provided by operating activities was $3,614,000 in 2020. This was primarily due the net income for the year, an increase in trade payables of $1,872,000 and an increase in other accounts payable of $5,042,000, offset by an increase in inventories of $12,820,000, depreciation and amortization expenses of $2,289,000, share based non-cash compensation to employees of $1,436,000. Further details concerning comparative financial data for 2020, are available in our Form 20-F for the fiscal year ended December 31, 2020.

Net cash used in investing activities was $9,194,000 in 2021, primarily due to the investment of $6,170,000in property, plant and equipment and an investment in privately-held company of $3,000,000. Net cash used in investing activities was $4,930,000 in 2020, primarily due to the investment of $4,853,000 in property, plant and equipment. Further details concerning comparative financial data for 2020, are available in our Form 20-F for the fiscal year ended December 31, 2020.

Net cash provided by financing activities was $55,937,000 in 2021, reflecting the proceeds from our March 2021 public offering. Net cash provided by financing activities was $24,038,000 in 2020 reflecting mainly the issuance of Ordinary Shares in a registered direct offering. Further details concerning comparative financial data for 2020, are available in our Form 20-F for the fiscal year ended December 31, 2020.

As a result of the foregoing, at December 31, 2021, we had working capital of $125,909,000 and cash and cash equivalents of $78,746,000 as compared to working capital of $56,775,000 and cash and cash equivalents of $36,289,000, at December 31, 2020.

We expect to fund our short-term liquidity needs in 2022, including our obligations under, contractual agreements and any other working capital requirements, from our cash and cash equivalents, and operating cash flow. We project that our current cash and cash equivalents and our expected cash flow from operations, will be sufficient to meet our cash requirements in 2022.

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2021 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by Period
	(U.S. dollars in thousands)
	Total	1st year	2nd-3rd year	4th-5th year	After 5th year
Long-term debt obligations	50	-	-	-	50
Operating lease obligations	13,521	2,363	4,043	2,953	4,162
Total	13,571	2,363	4,043	2,953	4,212

We have long-term liabilities for severance pay for certain employees that are calculated pursuant to Israeli law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Under Israeli law, employees are entitled to one month’s salary for each year of employment or a portion thereof upon termination of employment in certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. As of December 31, 2021, our severance pay liability was $0.8 million.

We also received in 2020 a $50,000 incentive loan from Germantown County, Maryland based on the recent capital investments by RTL.

Other than liabilities, commitments and obligations that are described in our financial reports, we do not have any material commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

C. Research and Development, Patents and Licenses

Research and Development

Our research and development activities focus on improvements to our existing products, the development of complementary products that provide continued support for our current customers and improve our capability to market our products to new customers and to keep a competitive edge over our competitors. In 2021, 2020 and 2019, we incurred $10.0 million, $8.8 million and $6.9 million, respectively, of research and development expenses, net. The vast majority of these expenses are attributable to the development of our radars. In 2022, we intend to continue our investment in the research and development of new products. As of December 31, 2021, we employed 96 engineers (including 2 sub-contractors) who principally concentrate on research and development activities.

The Israel Innovation Authority, or the IIA, encourages research and development by providing grants to Israeli companies, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, as amended. The terms of such grants prohibit the manufacture of the developed products outside of Israel and the transfer of technologies developed using the grants to any person without the prior written consent of the IIA. During recent years, we developed a new radar sensor for APS, partly financed by the IIA. We received royalty bearing grants of $1.138 million from the IIA. Pursuant to applicable Israeli law, we are required to pay royalties at the rate of 3% of sales of products developed with certain grants received from the IIA, up to 100% of the amount of such grants, adjusted by the exchange rate with the dollar. As of December 31, 2021, our remaining obligation for royalty payments to the IIA were fully paid.

D. Trend Information

In 2021, our revenues increased by approximately 54% compared to our revenues in 2020. Our future revenues will, in great measure, be dependent upon the success of our sales and marketing strategy. We are currently focusing our sales efforts on tactical radar systems for force and critical infrastructure protection solutions and military avionics.

We cannot provide any assurances that we will be successful in meeting our targets in the future. As a result of the unpredictable business environment in which we operate and the potential effects of the spread of COVID-19, we are unable to provide any specific guidance as to sales and profitability trends. However, on January 11, 2022 we provided revenues guidance for 2022 of $140 million, which guidance is subject to change. If we are unsuccessful in our sales efforts, it is unlikely that we will be able to achieve profitability in the future and we will require additional capital.

Our operations in the last five years were characterized by significant revenue growth, improved gross profits and operating income, substantial investments in research & development capabilities together with geographic expansion into the U.S. that impacted our marketing & selling expenses as well as our general & administrative expenses. During this period, we constantly increased our cash and cash equivalent balances as well as our shareholders' equity.

Statement of Operations Highlights:

	Year Ended December 31,
	2017	2018	2019	2020	2021
	(U.S. dollars in thousands)

Revenues	$26,182	$28,032	$44,331	$76,217	$117,236
Gross profit	8,341	10,215	15,937	28,335	47,545
Operating income (loss)	1,983	62	(2,103)	22,862	27,187
Income (loss) from before tax continuing operations	1,827	181	(2,224)	5,640	20,199
Income (loss) before tax from discontinued operations	515	(404)	(115)	-	-
Net income (loss)	2,342	(223)	(2,339)	5,640	25,074
Net income (loss) attributable to non-controlling interest from discontinued operations	103	(386)	(309)	-	-
Net income (loss) attributable to RADA Electronic Industries’ shareholders	$2,239	$163	$(2,030)	$5,640	$25,074

Balance Sheet Highlights:

	As of December 31,
	2017	2018	2019	2020	2021
	(U.S. dollars in thousands)

Working capital	$25,641	$37,840	$31,805	$56,775	$125,909
Total assets	36,030	53,502	64,915	106,906	203,843
Short-term credits and current maturities of long-term loans	-	-	-	454	-
Shareholders’ equity (Excluding Non-controlling interest)	$28,526	$42,213	$41,420	$72,033	$156,066

E. Critical Accounting Estimates

The preparation of our financial statements is in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP), which requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, mainly related to trade receivables, inventories, deferred charges, long-lived assets, intangibles and goodwill, revenues, stock-based compensation relating to options and contingencies. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

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

Bill and hold arrangements, whereby the Company produces and sells to customers, and the product is subsequently remains at the customer’s request and warehoused at a Company's location for an extended period of time in accordance with directions received from the Company’s customers. Even though the product remains in the Company’s possession, a sale is recognized at the point in time when the customer obtains control of the product. Control is transferred to the customer in bill and hold transactions when: customer acceptance specifications have been met, legal title has transferred, the customer has a present obligation to pay for the product and the risk and rewards of ownership have transferred to the customer. Additionally, all the following bill and hold criteria have been met in order for control to be transferred to the customer: the customer has requested the product be warehoused, the product has been identified as separately belonging to the customer, the product is currently ready for physical transfer to the customer, and the Company does not have the ability to use the product or direct it to another customer.

Impairment of Long-Lived Assets. We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount of the carrying value of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2021, 2020 and 2019, no impairment losses were identified.

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

Inventory valuation. The majority of our inventory consists of work in progress, raw materials and components. Inventories are valued at the lower of cost or market. Cost of finished goods is determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs. Raw material is valued using the “FIFO” method. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material items based on their potential utilization. If we consider specific inventory to be damaged, we write such inventory down to zero. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, and excess inventories. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning the future utilization of the inventory items. Write-offs of inventories for the years ended December 31, 2021, 2020 and 2019 amounted to $108,000, $132,000 and $230,000, respectively. The write-offs were due to slow-moving items and excess inventories and were recorded in cost of revenues.

Deferred Tax Assets. The Company assesses its ability to recover its deferred tax assets on an ongoing basis. Significant management judgment is required in determining any valuation allowance recorded against deferred tax assets. In evaluating the ability to recover deferred tax assets, the Company considers available positive and negative evidence including its recent retained earnings, its ability to carry-back losses against prior taxable income and its projected financial results. The Company also considers, commensurate with its objective verifiability, the forecast of future taxable income including the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. A valuation allowance may be recorded in the event it is deemed to be more-likely-than-not that the deferred tax asset cannot be realized. Previously established valuation allowances may also be released in the event it is deemed to be more-likely-than-not that the deferred tax asset can be realized. Any release of valuation allowance will be recorded as a tax benefit which will positively impact the Company’s operating results. Management determined on the basis of the quarterly assessment performed at June 30, 2021, that these deferred tax assets are more-likely-than-not to be realized. During the six months ended June 30, 2021, the Company released $6,038 of valuation allowance and recorded deferred tax assets primarily related to net operating loss carry forwards. As of December 31, 2021, the balance of deferred income tax assets totaled $5,681.

Equity investments in privately-held company. Investments in privately-held company equity securities without readily determinable fair values where the Company does not have control or the ability to exercise significant influence over the operation and financial policies of the issuer of the securities. The Company has elected to measure these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment in the same issuer. This election is reassessed at each reporting period as to whether the investment continues to qualify for this election. Additionally, at each reporting period, the Company makes a qualitative assessment considering impairment indicators to evaluate whether the investment is impaired.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Yossi Ben Shalom (2)	65	Executive Chairman of the Board of Directors
Prof. Alon Dumanis (1)(2)	71	Independent Director
Joseph Weiss	70	Director
Elan Sigal (1)	54	External Director
Guy Zur (2)	60	Director
Ofra Brown (1)	67	Independent Director
Dov Sella	66	Chief Executive Officer
Avi Israel	57	Chief Financial Officer
Oleg Kiperman	68	Chief Technology Officer
Yaniv Dorani	46	Chief Operating Officer
Max Cohen	48	Chief Executive Officer of RADA Sensors Inc. (3)
William Watson	58	Chief Executive Officer of RADA Technologies LLC
Scott Wood	50	Chief Executive Officer of RADA Innovations LLC

(1)	Member of the Audit Committee
(2)	Member of the Business Development Committee
(3)	RADA Sensors Inc. is the sole shareholder of RADA Technologies LLC and of RADA Innovations LLC

Messrs. Yossi Ben Shalom, Joseph Weiss, Guy Zur and Alon Dumanis and Ms. Ofra Brown will serve as directors until our 2022 annual general meeting of shareholders. Mr. Sigal serves as an external director and currently holds office for a three-year term until August 30, 2022.

In August 2021, Mr. Haim Regev resigned from the Board due to his nomination to serve as the Israeli Ambassador to the EU and the NATO forces.

In October 2021, we announced the appointment of Ms. Ofra Brown as a director, to fill the vacancy resulting from the conclusion of the term of office of Ms. Tal Misch as an external director, on October 21, 2021.

Yossi Ben Shalom was appointed as a director of RADA effective as of May 18, 2016 and has served as the Chairman of our Board of Directors since June 14, 2016. Mr. Ben-Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. from 1998 through to 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director on numerous boards of directors, including: NICE Systems Ltd. (NASDAQ: NICE) (computer telephony); Machteshim Agan (chemistry); and Investec Bank. He also participated in the creation of TDA VC fund (a joint venture between Templeton and Tadiran) and was an active Chairman of Scopus – a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Ltd. As such, he currently serves as the Chairman of Shagrir Group Car Services Ltd. (TASE: SHGR), a director of Tadir-Gan (Accurate Products) 1993 Ltd. (TASE: TDFN), a director of ETGA Group Ltd. (TASE: ETGA) and several other privately held companies. Mr. Ben-Shalom holds a B.A. degree in Economics and an M.A. degree in Business Management from Tel Aviv University.

Prof. Alon Dumanis has served as a director of RADA since September 16, 2015. He is the Chief Executive Officer of Dumanis Investments Ltd and its affiliates. He is currently chairman of Aposense, Managing Partner of Augmentum Ltd., Co-Chairman and Founder of AIS Applied Industrial Scan Ltd. and a director of Lapidoth Capital (TASE:LAPD) and a director of SirVir Ltd. Between 2001 and 2015, Prof. Dumanis served as the Chief Executive Officer of Docor International Management Ltd. and the General Manager of Crecor B.V. and Docor International B.V., Dutch investment companies, subsidiaries of The Van-Leer Group Foundation. Prof. Dumanis is a former director of El Al Israel Airlines (TASE:LY), Tadiran Communications (TASE:TDCM), Nova Measuring Instruments (NASDAQ:NVMI), Protalix Biotherapeutics (NYSE:PLX), Spectronix (TASE:SPCT), Collplant (TASE:CLPT)  and Inventech Investments Co. Ltd. (TASE:IVTC). Previously, Prof. Dumanis served as the Head of Material Command for the Israeli Air Force, where he held the rank of Brigadier General. Prof. Dumanis holds a Doctorate of Philosophy degree in Aerospace Engineering from Purdue University and he is currently a faculty member of the Azrieli College of Engineering Jerusalem.

Joseph Weiss has served as director of RADA since December 25, 2019. Mr. Weiss served as the President and Chief Executive Officer of Israel Aerospace Industries Ltd (“IAI”), Israel's largest aerospace corporation and the country's largest high-tech company from 2012 until August 31, 2018. Mr. Weiss joined IAI in 1998, after serving in Israel's navy for 25 years in various field and headquarter positions and retired as a Captain (N). While at IAI Mr. Weiss held a number of managerial positions and was also appointed as Chairman of the Board of ELTA, IAI's subsidiary which provides design, development, manufacture and support of radars and electronic intelligence & defense systems for military, paramilitary and law-enforcement markets. Mr. Weiss also serves as a member of the Board of Governors of the Technion – Israel Institute of Technology in Haifa, as a Director of Bet Shemesh Engines Ltd., a jet engine parts manufacturer, as a director of UVision Air Ltd., UVision designs, manufactures and delivers innovative, cost-effective, unmanned aerial loitering munition systems for customers worldwide, since August 2021, serves as Chairman of the Board of Maris-Tech Ltd. (NASDAQ:MTEK), a provider of remote video, audio, telemetry acquisition, distribution and sharing solutions and products, using high-end digital video, audio and wireless communication technologies. Since January, 2021 Mr. Weiss has served as a director of Spacecom Ltd. (TASE:SCC) and as a director of Blade Ranger Ltd. (TASE:BLRN). Mr. Weiss holds a BSc. degree (with honors) in Mechanical Engineering from the Technion and an MBA degree from Tel Aviv University. He also completed MSc studies at the Technion.

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

Guy Zur has served as a director of RADA since March 27, 2017. Mr. Zur joined the IDF in 1980 and served in the military until 2016 in a variety of positions retiring with the rank of Major General. Mr. Zur served as the commander of the Ground Forces from 2013 until 2016. Between 2010 and 2013, Mr. Zur served as the Head of the IDF Planning Division. Between 2007 and 2010, Mr. Zur served as the commander of the National Training Center for Ground Trainings (NTC). Mr. Zur is currently the CEO of some Taavura Group subsidiaries, one of the largest logistics and transportation conglomerates in Israel, as well as a technology entrepreneur. Mr. Zur holds an M.B.A. degree from Be’er Sheva University, a Bc.S. degree in Mechanical Engineering from Tel Aviv University and is an alumnus of the Royal College of Defense Studies, London.

Ofra Brown has served as an independent director, since October 22, 2021. Ms. Brown has since 2013 served as Secretary and Corporate Affairs Officer of VIZRT Ltd, a technological leader in the areas of real-time 3D graphics, studio automation, sports analysis and management tools for the media and entertainment industries.  She served as chief financial officer of VIZRT from 2001 to 2013, during which time it was a public company traded on the Frankfurt Stock Exchange and on the Oslo Stock Exchange. Ms. Brown has since May 2018 served as an advisory director of Daroma Tzafona, a non-profit organization in Israel, whose mission is to transform the landscape of economic opportunity and bring sustainable socio-economic change in the Negev and Galilee. From 2010 to 2019, she served as an external director of Taldor Computer Systems (1986) Ltd. From 1999 until 2001, Ms. Brown served as the chief financial officer of BVR Technologies Ltd, a company that was traded on NASDAQ. From 1978 through 1998 Ms. Brown served as the Credit Manager for Electronic and Hi-Tech Industries – Industrial Development Bank of Israel Ltd. Ms. Brown previously served as a director of Cimatron Ltd., Investec Underwriting and Consulting (Israel) Ltd. and Pointer Telocation Systems Ltd.  Ms. Brown holds a bachelor’s degree in economics from Tel Aviv University and a master’s degree in business administration from City University of Seattle.

Dov Sella has served as our Chief Executive Officer since November 2016 and previously, since July 2007, served as our chief business development officer. Prior to that and from January 2003, Mr. Sella served as our chief operating officer. Mr. Sella has over 30 years of senior management and product development experience. From 1982 until 1997, Mr. Sella worked for Elbit Systems Ltd., a leading Israeli defense contractor. Among his positions at Elbit, he served as director of programs, director of avionics engineering and director of business development. Between 1997 and 2000, Mr. Sella served as executive vice president and vice president of business development and vice president of research and development of UltraGuide Ltd., a medical devices start-up. During the three years prior to joining our company, Mr. Sella was the president of NeuroVision Inc., a medical technology start-up. Since 2021 he has served as a director of RadSee Technologies Ltd. Mr. Sella holds a B.Sc. degree (cum laude) in Computer Engineering from the Technion - Israeli Institute of Technology. Mr. Sella served as a fighter aircraft navigator in the IAF.

Avi Israel has served as our Chief Financial Officer since November 2017. Prior to that and since 2014, Mr. Israel has served as the CEO of Logisticare Ltd., a leading Israeli private company providing third-party logistics and supply chain services. Between 2010 and 2013, Mr. Israel served as the CEO of Brimag Communication Ltd., the Israeli importer and distributor of mobile phones and other cellular products manufactured by LG Electronics. Prior to that and since 2004, Mr. Israel served in several positions (including Deputy CEO and Finance Director) of Telit Communications PLC., an IoT (Internet of Things) company listed on AIM in London. Between 1996 and 2004, Mr. Israel served in several positions in the Formula Systems Group, as the VP M&A in charge of the international operations of Matrix Ltd. (TASE: MTRX), one of Israel’s largest software solutions companies, as well as the CFO of New Applicom Ltd., an Israeli software company that merged with Matrix. Prior to that and since 1992, Mr. Israel acted as the CFO of Burford International Application Ltd in the United Kingdom. Between 1989 and 1992, Mr. Israel was a certified public accountant with Almagor & Co, (today Deloitte Israel). Mr. Israel also served between the years 2011-2017 as an external director of Analyst Portfolio Management Ltd. and between 2004 and 2010 as an external director of Semicom Industries Ltd. Currently, Mr. Israel is also an external director of Or Shay Ltd., whose bonds are traded on the TASE. Mr. Israel holds a B.A. degree in Economics and Accounting and an M.B.A. degree, both from Bar-Ilan University in Israel. Mr. Israel is a CPA and a member of the Israeli Accountants Council.

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

Max Cohen has served as the Chief Executive Officer of RADA Sensors Inc. since December 2019. Mr. Cohen joined RADA in May 2018 and served as our Executive Vice President for the U.S. market. Mr. Cohen retired from the Israeli Defence Forces (IDF) in March 2018 after 26 years of service. Between 2013 to 2017, Mr. Cohen served as the head of the Sky Picture Department in the Israeli Air Force, during which time he led the development of the air picture command and control systems (C2) and the air picture radars. Between 2016 to 2017 Mr. Cohen initiated and managed   a comprehensive national program to deal with the emerging use of commercial and military drones in the battlefield. Mr. Cohen retired with the rank of Lieutenant Colonel (LTC).  After his retirement, Mr. Cohen founded FLYON Aerosystems Ltd., a start-up company engaged in the development of a new commercial flying platform. Mr. Cohen holds a BSc. degree in Electrical and Computer Engineering from Ben-Gurion University.

William Watson has served as the Chief Executive Officer of RADA Technologies LLC (RTL) since March 2018. Mr. Watson has over 30 years of product and business development experience in the defense market. Prior to joining RADA, Mr. Watson was responsible for worldwide sales and business development for L3 Technologies, GCS between July 2017 and January 2018. Mr. Watson also developed a worldwide sales team for Safran Vectronix in March 2015 and December 2016. He previously spent 27 years with DRS Technologies, a major US defense contractor, in a variety of roles including P&L responsibilities as VP, Radar & Communication Systems; and also VP Naval C4 Systems. During his tenure with DRS, Mr. Watson also held leadership positions in Program Management, Engineering and Business Operations. Mr. Watson holds an M.B.A. degree in Business Administration and Management from Long Island University (C.W. Post) and o a Bachelor of Engineering degree (BEng) in Mechanical Engineering from the State University of New York (Stony Brook).

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

B. Compensation

The following table includes information for the year ended December 31, 2021 concerning the five (5) most highly compensated executive officers of our company, (the figures below reflect the applicable cost of employment on an annual basis):

	Dov Sella[1]	Bill Watson	Max Cohen	Avi Israel	Oleg Kiperman
Annual salary cost and other benefits ($)[2]	842,164	522,410	428,315	365,625	396,817
Non-cash employees’ options compensation cost for 2021 ($)[3]	873,076	183,256	191,878	156,605	123,835
Total ($)	1,715,240	705,666	620,193	522,230	520,652

(1) Mr. Sella’s terms of employment were approved by our shareholders on January 15, 2017, January 16, 2019 and June 4, 2020. As part of his compensation package Mr. Sella is entitled to receive an annual performance bonus of up to 6 monthly salaries in total, which is calculated according to quantitative and qualitative parameters that are determined by our Board of Directors that allocates also a respective weight per each parameter. Effective as of the annual bonus for 2021 and for the duration of Mr. Sella’s employment, the formula for payment of the performance bonus is as follows: the respective part of the bonus (in accordance with the proportional weight allocated to such component) will be paid (in full) only if the company, or the CEO, (as applicable) meets at least 85% of the target for the applicable component, provided, however that if the company, or the CEO, as applicable, meets 120% or more of the target for the applicable component, the respective part of the Bonus shall be increased to 120%, and provided further that the maximum annual Bonus payable to the CEO shall not exceed six (6) base salaries. In addition, Mr. Sella received a special bonus equal to three base salaries for 2020. In 2021, Mr. Sella was also granted options to purchase 550,000 additional Ordinary Shares at an exercise price of US$12.783 per Ordinary Share, which reflects the average closing price of our Ordinary Shares on NASDAQ during the 30 day period before the date of grant. The options are subject to our 102 Option Plan as amended pursuant to the capital gain route provided by Section 102 of the Israeli Income Tax Ordinance.

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

(3) Option compensation pursuant to our company’s policy. Our 2015 Share Option Plan (as amended from time to time) provides the framework to issue certain awards, e.g., Non Trustee 102 Share Options, 102 Ordinary Income Share Options and 3(9) Share Options, all as defined in our 2015 Share Option Plan. Apart from issuance under the applicable Israeli laws and regulations, the 2015 Share Option Plan enables issuances to grantees in other jurisdictions with respect to which the plan’s administrator is empowered to make the requisite adjustments in the plan. In November 2021, the Company's Board of Directors adopted the "2021 Equity Incentive Plan" (the "2021 Plan"), as amended on December 30, 2021. The 2021 Plan authorized the grant of options to purchase Ordinary Shares to officers, directors, consultants and key employees of the Company and its subsidiaries. Awards granted under the plan may be options, restricted shares and restricted share units. As of December 31, 2021 no allocations were made pursuant to 2021 Plan.

Generally, and except as detailed below, all of our directors are entitled to receive directors’ fees in the same amount of those payable to our External Director. In addition, On June 23, 2021 our shareholders approved in addition to the directors fees, currently paid to all of our directors (as long as they serve in such position), the additional payments made to Mr. Guy Zur and Mr. Joseph Weiss and the management fees payable to Mr. Ben Shalom, as further described below, Mr. Yossi Ben Shalom will be granted options to purchase 125,000 Ordinary Shares and each of Messrs. Joseph Weiss, Guy Zur, and Alon Dumanis will be granted options to purchase 25,000 Ordinary Shares. All such options are granted pursuant to our 2015 Share Option Plan. These options shall vest over a period of four (4) years as follows: 25% shall vest at the first anniversary of the date of grant thereof and the balance shall vest in 12 equal consecutive quarterly installments of 6.25%. The exercise price of such options is $12.675, which is equal to the average closing price of our Ordinary Shares in NASDAQ during the 30 days prior to the date of the grant thereof.  Based on the Black & Scholes formula, the benefit component per each option is $5.121, which shall be written off as provision over a period of four (4) years, in accordance with the US GAAP.

Mr. Yossi Ben Shalom has served as the Executive Chairman of our Board of Directors since May 18, 2016. In June 2020 our shareholders approved that effective as of January 1, 2020 we would pay him a monthly payment of NIS 35,000 (approximately $11,254) in consideration for the time devoted by Mr. Ben Shalom to such position. In 2021, Mr. Ben Shalom was granted options to purchase 125,000 Ordinary Shares at an exercise price of $12.675 per Ordinary Share, which reflects the average closing price of our Ordinary Shares on NASDAQ during the 30-day period before the date of grant. The options are subject to our 102 Option Plan as amended pursuant to the capital gain route provided by Section 102 of the Israeli Income Tax Ordinance.

Mr. Guy Zur has served as a member of our Board of Directors since March 27, 2017. Mr. Zur is entitled to receive, in addition to his directors' fees, a monthly retainer of NIS 10,000 for business development consulting services. Pursuant to the consultancy agreement with Mr. Zur, both Mr. Zur and our company may terminate the engagement with or without reason by giving 30 days’ prior notice. In 2021 Mr. Zur received $37,135 from us for his consulting services. In 2021, Mr. Zur was granted options to purchase 25,000 Ordinary Shares at an exercise price of $12.675 per Ordinary Share, which reflects the average closing price of our Ordinary Shares on NASDAQ during the 30-day period before the date of grant. The options are subject to our 102 Option Plan as amended pursuant to the capital gain route provided by Section 102 of the Israeli Income Tax Ordinance.

Mr. Weiss is entitled to receive, in addition to his directors' fees, a monthly retainer for business development and consulting services of NIS 15,000. In addition, Mr. Weiss is also entitled to receive a commission of 2.5% of our net revenues with respect to specific transactions introduced to us by Mr. Weiss and pre-approved by our Audit Committee. Both Mr. Weiss and our company may terminate the services agreement with or without reason by giving a 30 days’ prior written notice. The agreement is subject to the approval of our shareholders. In 2021, Mr. Weiss received $55,745 from us for these services. In 2021, Mr. Weiss was granted options to purchase 25,000 Ordinary Shares at an exercise price of $12.675 per Ordinary Share, which reflects the average closing price of our Ordinary Shares on NASDAQ during the 30-day period before the date of grant. The options are subject to our 102 Option Plan as amended pursuant to the capital gain rout provided by Section 102 of the Israeli Income Tax Ordinance.

In 2021, Mr. Dumanis was granted options to purchase 25,000 Ordinary Shares at an exercise price of US$12.675 per Ordinary Share, which reflects the average closing price of our Ordinary Shares on NASDAQ during the 30-day period before the date of grant. The options are subject to our 102 Option Plan as amended pursuant to the capital gain route provided by Section 102 of the Israeli Income Tax Ordinance.

During the year ended December 31, 2021, the aggregate compensation paid to our above-mentioned executive officers and directors as a group was approximately $4,305,091. As of December 31, 2021, the aggregate amount set aside or accrued for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers was approximately $568,930.

During the year ended December 31, 2021, we paid (i) to Mr. Elan Sigal our external director a per-meeting attendance fee of NIS 1,131 (approximately $364) and an annual fee of NIS 44,276 (approximately $14,237), (ii) to Ms. Misch (whose term of office as external director has expired on October 21, 2021) a per-meeting attendance fee of NIS 1,131 (approximately $364) and an annual fee of NIS 44,276 (approximately $14,237) and (iii) to Ms. Ofra Brown (who was appointed as director on October 25, 2022) a per-meeting attendance fee of NIS 1,131 (approximately $364) and an annual fee of NIS 44,276 (approximately $14,237).

Pursuant to the Israeli Companies Law, we have adopted a compensation policy and are required to follow certain approval requirements with respect to the compensation of our directors and executive officers. See below “Board of Directors – Compensation Committee”.

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

Board of Directors

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

Pursuant to our Articles of Association, our directors, except for External Directors, are elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors, and each director generally serves until the Annual General Meeting next following the Annual General Meeting at which such director was appointed, or his earlier vacation of office or removal. Except with respect to the removal of External Directors, the shareholders are entitled to remove any director(s) from office, by a simple majority of the voting power of the company represented at the meeting in person or by proxy and voting thereon. All the members of our board of directors (except the external director as detailed below) may be reelected upon completion of their term of office. The majority of directors may appoint additional directors to fill any vacancies in the board of directors until the next annual general meeting; provided, however that the total number of directors will not exceed the maximum number, if any, fixed by or in accordance with our Articles of Association. Our Chairman of the Board has a casting vote. We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors and instead follow Israeli law and practice. See Item 16G. “Corporate Governance.”

External and Independent Directors

External Directors. The Israeli Companies Law requires publicly held Israeli companies to appoint at least two external directors. However, pursuant to the Companies Regulations (Relief  for Companies whose Securities are listed for trading in Stock Exchange outside of Israel), 5760-2000, or the Relief Regulations, if a company whose securities are listed in certain foreign exchanges, such as the NASDAQ Capital Market, does not have a controlling shareholder it may elect to not be required to appoint External Directors provided that (i) its Board of Directors’ composition includes the requisite number of independent directors that satisfy the independence requirement of the foreign law that applies to its listing, (ii) that the composition of its audit and compensation committee comply with the requirements of such foreign law and (iii) if at the time of appointment of any director all the directors are of the same gender, at least one of the directors must be of the other gender. As of October 2021, we have utilized this opt-out from the External Directors requirement.

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

Our board of directors has determined that Ms. Brown, Mr. Sigal and Prof. Dumanis qualify as independent directors under the SEC and NASDAQ requirements, as well as qualifying as independent directors under the Israeli Companies Law requirements (taking into consideration the provisions of the Relief Regulations).

We do not follow the requirements of the NASDAQ Stock Market Rules with regard to regularly scheduled meetings of independent directors. Under Israeli law, independent directors are not required to hold executive sessions. See Item 16G. “Corporate Governance.”

Committees of the Board of Directors

Audit Committee. Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must be comprised of at least three directors, the majority of which must be independent directors. Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine years period will not be deemed to interrupt the nine years period). However, pursuant to the Relief Regulations, if a company whose securities are listed in certain foreign exchanges, such as the NASDAQ Capital Market, does not have a controlling shareholder it may elect not to appoint external directors provided that (i) its Board of Directors’ composition includes the requisite number of independent directors that satisfy the independence requirement of the foreign law that applies to its listing, (ii) that the composition of its audit and compensation committee comply with the requirements of such foreign law and (iii) if at the time of appointment of any director all the directors are of the same gender, at least one of the directors must be of the other gender. As of October 2021, we have utilized this opt-out from the external directors’ requirement.

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

The current members of our audit and compensation committees are Ms. Ofra Brown, Mr. Elan Sigal and Prof. Alon Dumanis, each of whom satisfies the “independence” requirements of both the SEC and NASDAQ. We also comply with Israeli law requirements for audit committee members. The audit committee meets at least once each quarter.

Compensation Committee. Our Board of Directors is required to appoint a compensation committee, whose role is to: (i) recommend to the board on a compensation policy for office holders and to recommend to the board, once every three years, on the approval of the continued validity of the compensation policy that was determined for a period exceeding three years; (ii) recommend an update the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve the Terms of Service and Employment of Office Holders that require the committee’s approval; and (iv) exempt a transaction from the requirement for shareholders’ approval. The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company. Under Israeli law, our compensation committee must consist of no less than three members, including at least two independent directors (who must constitute a majority of its members of the committee), and the remainder of the members of the compensation committee must be directors whose terms of service and employment were determined pursuant to the applicable regulations. The same restrictions on the actions and membership in the audit committee apply to the compensation committee with respect to, among other things, the requirement that an independent director serve as the chairman of the committee and the list of persons who may not serve on the committee. As noted above, our board of directors established a compensation committee composed of Ms. Ofra Brown, Mr. Elan Sigal and Prof. Alon Dumanis. In August 2019, our shareholders approved an updated compensation policy for an additional period of three years. In June 2020, our shareholders approved an amendment to the compensation policy (related to the maximum premium payable in connection with our D&O insurance) and in June 2021 our shareholders approved additional amendments to the compensation policy, mainly adopting changes to the performance bonus of the CEO, the maximum per claim and per annum coverage permitted under our D&O insurance and allowing the grant of options to our directors.

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our board members, as well as a particular nominee’s contribution to that mix. Although there are many other factors, the Board seeks individuals with experience in the defense industry, sales and marketing, legal and accounting skills and board experience.

Nasdaq’s Board Diversity Rule requires companies listed on Nasdaq to (i) publicly disclose board-level diversity statistics using a standardized template; and (ii) have, or explain why they do not have, at least two diverse directors. Under the new rule the required disclosure must generally be provided by Nasdaq-listed companies by August 8, 2022. The rule also provides additional flexibility for smaller reporting companies, which can meet the diversity objective by including two female directors, and for all companies with five or fewer directors, which can meet the diversity objective by including one diverse director. Foreign issuers, including foreign private issuers and foreign issuers with principal executive offices located outside the U.S., like our company, must have, or explain why they do not have, at least two board members who are female or have (i) one female director and (ii) one director is LGBTQ+ or an “underrepresented individual” in their home country jurisdiction (i.e., Israel).

The Board Diversity Rule is currently being challenged under constitutional grounds in the U.S. and may be subject to changes.

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

Shareholder Duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

●	an amendment to the company’s articles of association;

●	an increase of the company’s authorized share capital;

●	a merger; or

●	interested party transactions that require shareholder approval.

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

Our Articles of Association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law. Up until August 2017 we maintained directors and officers liability insurance policy with per claim and aggregate coverage limit of $7.5 million. On August 2017, our Compensation Committee and Board of Directors approved an increase in the per claim coverage and aggregate coverage of up to $10 million under its directors and officers liability insurance policy Pursuant to additional amendment of our compensation policy adopted by our shareholders on June 23, 2021 the per claim coverage and aggregate coverage have been increased to $15 million. Pursuant to resolutions adopted by our shareholders on May 15, 2016, we have also entered into agreements with our directors and officeholders providing for their indemnification and exemption from the duty of care.

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

As of December 31, 2021, we employed 242 persons in Israel, of whom 90 persons were employed in research, development and engineering, 92 persons in manufacturing and logistics, 6 persons in sales and marketing, 9 in quality management, 22 in customers support and 23 persons in administration, management and finance. In addition, RTL, RIL and RSI employed 66 persons in the U.S., of whom 27 persons were employed in manufacturing and logistics, 6 persons in sales and marketing, 17 in customers support & engineering and 16 persons in quality management, administration, management and finance.

As of December 31, 2020, we employed 198 persons in Israel, of whom 86 persons were employed in research, development and engineering, 87 persons in manufacturing and logistics, 11 persons in sales and marketing, and 14 persons in administration, management and finance. In addition, RTL and RSI employed 46 persons in the U.S., of whom 29 persons were employed in manufacturing and logistics, 6 persons in sales and marketing, and 10 persons in administration, management and finance.

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

E. Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 24, 2022 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares or Options Beneficially Owned (1)	Percentage of Ownership (2)
Yossi Ben Shalom (3)	2,012,629	3.96%
Alon Dumanis	6,250	*
Joseph Weiss	6,250	*
Ofra Brown	-	*
Elan Sigal	-	*
Guy Zur	6,250	*
Dov Sella	450,000	*
Avi Israel	177,500	*
Oleg Kiperman	111,875	*
Yaniv Dorani	112,500	*
Max Cohen	73,750	*
Bill Watson	259,375	*
Scott Wood	15,625	*
All directors and executive officers as a group (13 persons)	3,232,004	6.36%

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

(2)	The percentages shown are based on 49,609,992 Ordinary Shares issued and outstanding as of March 24, 2022.

(3)
Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI may be deemed to control DBSI and consequently share the beneficial ownership of the 1,981,379 Ordinary Shares of the company beneficially owned by DBSI (Based on a Schedule 13D/A filed on May 26, 2021 with the SEC by DBSI), including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his ownership of B.R.Y.N. Investments Ltd. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information as of March 24, 2022, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our Ordinary Shares:
Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

The Phoenix Holding Ltd. (3)	4,242,814	8.55%
Wellington Group Holdings LLP (4)	3,319,054	6.69%
Franklin Resources Inc. (5)	2,961,648	5.97%

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

(2)	The percentages shown are based on 49,609,992 Ordinary Shares issued and outstanding as of March 24, 2022.

(3)	Based on a Schedule 13G/A filed with the SEC on February 7, 2022 by The Phoenix Holdings Ltd. The address of its principal office is Derech Hashalom 53, Givataim, 53454, Israel.

(4)	Based on an initial Schedule 13G filed with the SEC on February 4, 2022 by Wellington Group Holdings LLP. The address of its principal office is 280 Congress Street, Boston MA 02210.

(5)
Based on an initial Schedule 13G filed with the SEC on February 7, 2022 by Franklin Resources Inc. (together with Templeton Investment Counsel, LLC). The address of the principal office of Franklin Resources is One Franklin Parkway, San Mateo CA 94403.

Significant Changes in the Ownership of Major Shareholders

On January 29, 2019 DBSI reported on Schedule 13D/A that it held 9,547,088 Ordinary Shares, constituting 25.1% of our issued and outstanding Ordinary Shares. On September 16, 2019 DBSI reported on Schedule 13D/A that it held 6,821,309 Ordinary Shares, constituting 15.7% of our issued and outstanding Ordinary Shares. On January 11, 2021 DBSI reported on Schedule 13D/A that it held 2,818,182 Ordinary Shares constituting 6.45% of our issued and outstanding Ordinary Shares. On March 15, 2021, DBSI reported on Schedule 13D/A that it held 2,673,205 Ordinary Shares constituting 5.45% of our issued and outstanding Ordinary Shares. On May 26, 2021, DBSI reported on Schedule 13D/A that it held 1,981,379 Ordinary Shares constituting 4.04% of our issued and outstanding Ordinary Shares at the time of this report.

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

On August 27, 2019, the Phoenix Holding Ltd., Delek Group Ltd. and Itshak Sharon (Tshuva) (together the “Phoenix Group”) reported holdings of 2,144,282 Ordinary Shares or 5.63% of our Ordinary Shares. On February 18, 2020, the Phoenix Group filed a Schedule 13G/A, reflecting holdings of 3,005,340 Ordinary Shares, or 7.89%, of our Ordinary Shares as of December 31, 2019. On December 28, 2020, Phoenix Holding Ltd.filed a Schedule 13G/A, reflecting holdings of 2,177,407 Ordinary Shares or 4.99% of our ordinary shares. On January 19, 2021, Phoenix Holding Ltd. filed a Schedule 13G/A, reflecting holdings of 2,278,224 Ordinary Shares, or 5.22%, of our Ordinary Shares. On February 1, 2021, Phoenix Holding Ltd.filed a Schedule 13G/A, reflecting holdings of 2,178,788 Ordinary Shares, or 4.99%, of our Ordinary Shares as of December 31, 2020. On April 5, 2021, Phoenix Holding Ltd. filed a Schedule 13G/A, reflecting holdings of 2,637,923 Ordinary Shares, or 5.38% of our Ordinary Shares. On February 7, 2022, Phoenix Holding Ltd. filed a Schedule 13G/A, reflecting holdings of 4,242,814 Ordinary Shares, or 8.61% of our Ordinary Shares at the time of this report.

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

On February 4, 2022, Wellington Group Holdings LLP. filed a Schedule 13G, reflecting holdings of 3,319,054 Ordinary Shares, or 6.72% of our Ordinary Shares at the time of this report.

On February 7, 2022, Franklin Resources Inc. (together with Templeton Investment Counsel, LLC) filed a Schedule 13G, reflecting holdings of 2,961,648 Ordinary Shares, or 6.0% of our Ordinary Shares at the time of this report.

Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by American Stock Transfer & Trust Company, our transfer agent, as of March 21, 2022, there were 46 holders of record of our Ordinary Shares, of which 37 record holders holding approximately 47,336,482 of our Ordinary Shares had registered addresses in the U.S., including banks, brokers and nominees. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these Ordinary Shares were held of record by banks, brokers or other nominees.

B. Related Party Transactions

On January 16, 2019 we sold 545,454 Ordinary Shares to DBSI in a shareholder approved private placement for approximately $1.5 million, reflecting a price per share of $2.75.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Export Sales

Export sales (whether direct sales or revenues of RTL, our U.S. subsidiary) constitute a significant portion of our sales. In 2021, we had approximately $99.4 million of export sales, constituting approximately 85% of our total sales. For further information regarding the allocation of our revenues by geographic region see Item 4 – “Information on the Company - Geographical Markets.”

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

B. Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2021.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our capital consists of Ordinary Shares, which are traded on the NASDAQ Capital Market and the Tel Aviv Stock Exchange under the symbol “RADA.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are traded on the NASDAQ Capital Market and the TASE under the symbol “RADA.”

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

General Corporate Tax Rate

Generally, Israeli companies are subject to corporate tax on taxable income and capital gains at the rate of 23% as of the 2018 tax year onwards. However, the effective tax rate payable by a company that derives income from a Beneficiary Enterprise, a Preferred Enterprise, or a Preferred Technological Enterprise (as discussed below) may be considerably less.

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

From time to time, we may apply to the Israeli Innovation Authority, or the IIA, for approval to allow a tax deduction for research and development expenses during the year incurred. There can be no assurance that such applications will be accepted. For more information about these programs, see “Item 5.C. Operating and Financial Review and Prospects – Research and Development, Patents and Licenses” of our annual report on Form 20-F for the year ended December 31, 2021.

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

Pursuant to the 2005 Amendment, only Approved Enterprises receiving cash grants required the approval of the Investment Center. Approved Enterprises which do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval. An eligible investment program under the 2005 Amendment qualifies for benefits as a “Beneficial Enterprise.” However, a “Beneficial Enterprise” is required to comply with certain requirements and make certain investments as specified in the 2005 Amendment.

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

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficial Enterprise depend on, among other things, the geographic location of the Beneficial Enterprise in Israel. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to 10 years, depending on the geographic location of the Beneficial Enterprise in Israel, and a reduced corporate tax rate of between 10% and the applicable corporate tax rate for the remainder of the benefits period, depending on the level of foreign investment in the company in each year during the benefits period.

A Beneficial Enterprise may, at its discretion, in order to obtain greater certainty, elect to apply for a pre-ruling from the Israeli tax authorities confirming that it is in compliance with the provisions of the amendments in the Investment Law and is therefore entitled to receive such benefits provided under the amendments to Investment Law as set below.

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

The provisions of the 2011 Amendment do not apply to existing “Beneficial Enterprises” or “Approved Enterprises,” which will continue to be entitled to the tax benefits under the Investment Law, as in effect prior to the 2011 Amendment, unless the company owning such enterprises had made an election to apply the provisions of the 2011 Amendment (such election cannot be later rescinded), which is to be filed with the ITA, not later than the date prescribed for the filing of the company’s annual Israeli tax return for the respective year.

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

A non-Israeli resident (either individual or corporation) is generally subject to Israeli tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12-month period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). Under the U.S.-Israel Double Tax Treaty, and subject to the eligibility to the benefits under such treaty, the following withholding rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding voting shares of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends — the withholding tax rate is 12.5%, (ii) if both the conditions mentioned in (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise, Beneficial Enterprise or Preferred Enterprise — the withholding tax rate is 15% if a certificate for a reduced withholding tax rate would be provided in advance from the ITA and (iii) in all other cases, the withholding tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel

A non-Israeli resident who receives dividends from which full tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not subject to excess tax (described below).

We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

Excess Tax

Individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax on annual income exceeding a certain threshold (NIS 647,640 for 2021 and NIS 663,240 for 2022), which amount is linked to the Israeli consumer price index, at a rate of 3%, including, but not limited to, income derived from dividends, interest and capital gains.

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

Passive Foreign Investment Company Considerations

Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2021 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. If we were a PFIC for any taxable year during which a U.S. Holder owned Ordinary Shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of Ordinary Shares would be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our Ordinary Shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS, on IRS Form 8621.

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

F. Dividend and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the SEC reports on Form 6-K containing (among other things) press releases and unaudited financial information. We post our annual report on Form 20-F on our website (www.rada.com ) promptly following the filing of our annual report with the SEC. The information on our website is not incorporated by reference into this annual report.

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

Interest Rate Risk

We currently do not invest in or otherwise hold, for trading or other purposes, any financial instruments subject to market risks. Generally, we pay interest on our credit facilities and short-term loans based on Libor, for dollar-denominated loans. As a result, changes in the general level of interest rates may affect the amount of interest payable by us under these facilities.

Foreign Currency Exchange Risk

The depreciation of the NIS against the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). As of December 31, 2021, we had liabilities payable in NIS which are not linked to the dollar in the amount of $17.9 million and cash and receivables in the amount of $10.1 million denominated in NIS. Accordingly, 1% appreciation of the NIS against the dollar would increase our financing expenses by approximately $77,801. A 1% depreciation of the NIS against the dollar would decrease our financing expenses by the same amount. However, the amount of liabilities payable and/or cash and receivables in NIS is likely to change from time to time.

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

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2021. Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer, have concluded that, as of December 31, 2021, our company’s disclosure controls and procedures are effective.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

Attestation Report of the Registered Public Accounting Firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2021 is provided on page F-4, as included under Item 18 of this annual report.

Changes in Internal Control over Financial Reporting

Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2021 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Ofra Brown, Mr. Elan Sigal and Prof. Alon Dumanis, our external/independent directors, within the meaning of the Israeli Companies Law, and independent directors, as defined by the SEC and NASDAQ, meet the definition of an audit committee financial experts, as defined by rules of the SEC. For a brief listing of their relevant experience, see Item 6~~.~~A. “Directors, Senior Management and Employees — Directors and Senior Management.”

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

	Year Ended December 31
Services Rendered:	2020	2021
Audit (1)	$145,214	$171,272
Audit-related (2)	$57,861	$173,280
Tax (3)	$86,983	$30,831
Total	$290,058	$375,383

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

EY Israel and other EY affiliates did not bill our company for services other than the fees described above for fiscal year 2021 or fiscal year 2020.

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

Issuer Purchase of Equity Securities

Neither we, nor any “affiliated purchaser” of our company, has repurchased any of our securities during 2021.

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

We have notified NASDAQ pursuant to Rule 5615(a) (3), that we do not comply with the following Rules and instead follow Israeli law and practice in respect of such Rules:

●
The Rule requiring maintaining a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, we will follow Israeli law and practice See above in Item 6C. “Directors, Senior Management and Employees - External and Independent Directors.”

●
The Rule requiring that our independent directors have regularly scheduled meetings at which only independent directors are present: instead, we follow Israeli law according to which independent directors are not required to hold executive sessions.

●
The Rule regarding independent director oversight of director nominations process for directors. Instead, we follow Israeli law and practice according to which our board of directors recommends directors for election by our shareholders. See above Item 6C. “Directors, Senior Management and Employees - Board Practices - Board of Directors.”

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

Index to Financial Statements	F-1
Reports of Independent Registered Public Accounting Firm (PCAOB ID No. 1281)	F-2 - F-5
Consolidated Balance Sheets	F-6 – F-7
Consolidated Statements of Operations	F-8
Consolidated Statements of Changes in Shareholders’ Equity	F-9
Consolidated Statements of Cash Flows	F-10 – F-11
Notes to Consolidated Financial Statements	F-12 – F-40

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)

1.2	Amended and Restated Articles of Association of the Registrant (2)

2.1	Specimen of Share Certificate (3)

2.2	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (4)

4.1	Compensation Policy of Office Holders, as amended (5)

4.2	Form of Indemnification Agreement of the Registrant with its officers and directors (6)

4.3	2015 Share Option Plan (7)

4.4	2021 Equity Incentive Plan

8.1	List of Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

101.INS	Inline XBRL Instance Document (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document)

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.

101.LAB	Inline XBRL Taxonomy Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Filed as an Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated herein by reference.

(2)	Filed as Appendix A to our Proxy Statement on Form 6-K furnished on May 19, 2021 and incorporated herein by reference.

(3)	Filed as Exhibit 2.1 to our Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated herein by reference.

(4)	Filed as Exhibit 2.2 to our Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated herein by reference.

(5)	Filed as an Appendix B to our Proxy Statement on Form 6-K furnished on May 19, 2021 and incorporated herein by reference.

(6)	Filed as an Annex B to our Proxy Statement on Form 6-K furnished on April 4, 2016 and incorporated herein by reference.

(7)	Filed as Exhibit 4.3 to Registration Statement on Form S-8 filed on August 24, 2016 and incorporated herein by reference.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of RADA ELECTRONIC INDUSTRIES LTD.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of RADA Electronic Industries Ltd. and subsidiaries (the “Company”) as of December 31, 2021 and 2020 and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 24, 2022 expressed an unqualified opinion thereon.
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
Critical Audit Matter
The critical audit matter communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of excess and obsolete inventory reserve

Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company’s inventories balance was $48.9 million as of December 31, 2021. The Company measures all inventories' value, including raw materials, finished goods, and spare parts, in each reporting period at the lower of cost or net realizable value. Reserves for potentially excess and obsolete inventory are made based on management's analysis of inventory levels, future sales forecasts, and market conditions.

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

Valuation of deferred tax asset
Description of the Matter
As discussed in Note 12, as of December 31, 2021, the Company had deferred tax assets related to operating loss carryforwards and temporary differences of $5,681 thousand In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Auditing management’s assessment of the realizability of its deferred tax assets involved complex auditor judgment because management’s estimate of future taxable income is highly judgmental and based on significant assumptions that may be affected by future market conditions and the Company’s performance.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over management’s plan for future realization of deferred tax assets. For example, we tested controls around the determination of key assumptions used in management´s projections of future taxable income. To test the deferred income tax asset, our audit procedures included, among others: comparing the assumptions used by management to the Company´s approved budget; evaluating management assumptions to develop estimates of future taxable income and tested the completeness and accuracy of the underlying data. For example, we compared the estimates of future taxable income with the actual results of prior periods, as well as management's consideration of other future market conditions.  Additionally, we utilized tax professionals to assist us in assessing the application of tax regulations in management’s computation; evaluating the application of the relevant accounting standard; retrospectively assessing past management estimations about net deferred tax asset recoverability; comparing the prospective financial information and underlying assumptions to industry and economic trends, changes in the entity’s business model, customer base and product mix. In addition, we assessed the adequacy of the related disclosures in the consolidated financial statements.

Revenue recognition under bill and hold arrangement
Description of the Matter
As discussed in Note 2 to the consolidated financial statements, the Company’s entered into bill and hold arrangement. As of December 31, 2021, $21,000 was recognized under a bill and hold arrangement. We identified the evaluation of revenue recognized under bill and hold arrangement as a critical audit matter because of the complexity from the additional effort required to test the incremental bill and hold revenue recognition criteria. The incremental bill and hold revenue recognition criteria include the evaluation of: 1) the customer business reason for the bill and hold arrangement; 2) the identification of the product as separately belonging to the customer; 3) the product being currently ready for physical transfer to the customer; and 4) the Company’s inability to use the product or direct it to another customer.

How We Addressed the Matter in Our Audit
The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s revenue recognition process, including controls related to bill and hold revenue recognition criteria being met. We examined bill and hold revenue transaction to assess the incremental bill and hold revenue recognition criteria. Specifically, we inspected documentation received from the customer directing the Company to warehouse the products. Additionally, we observed customer owned products to determine they were marked with unique identifiers separating them from Company owned inventory and were ready for physical transfer to the customer upon request. Also, to evaluate that the Company does not have the ability to use the product or direct to another customer, we received confirmation from the customer approving ownership of the products and inspected underlying documentation the bill and hold transactions to determine legal title to the product had transferred to the customer. In addition, we assessed the adequacy of the related disclosures in the consolidated financial statements.

/s/ Kost Forer Gabbay & Kasierer
Kost Forer Gabbay & Kasierer,
A Member of Ernst & Young Global

We have served as the Company’s auditor since 2003.

Tel-Aviv, Israel
March 24, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

RADA ELECTRONIC INDUSTRIES LTD.

Opinion on Internal Control over Financial Reporting

We have audited RADA Electronic Industries Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, RADA Electronic Industries Ltd. and subsidiaries (the "Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021, and 2020, the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated March 24, 2022 expressed an unqualified opinion thereon.

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

/s/ Kost Forer Gabbay & Kasierer
Kost Forer Gabbay & Kasierer,
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 24, 2022

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2021	2020

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$78,746	$36,289
Restricted deposits	492	567
Trade receivables, net	32,747	14,095
Contract assets (Note 4)	930	756
Other accounts receivable and prepaid expenses (Note 5)	1,946	1,637
Inventories, net (Note 6)	48,882	28,783

Total current assets	163,743	82,127

LONG-TERM ASSETS:
Equity investments in privately-held company (Note 7)	3,000	-
Long-term receivables and other deposits	244	230
Property, plant and equipment, net (Note 8)	19,888	13,968
Deferred tax assets (Note 12)	5,681	-
Operating lease right-of-use asset (Note 3)	11,287	10,581

Total long-term assets	40,100	24,779

Total assets	$203,843	$106,906

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2021	2020

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term loan	$-	$454
Trade payables	19,890	10,603
Other accounts payable and accrued expenses (Note 9)	13,445	9,855
Advances from customers	1,763	2,323
Contract liabilities (Note 4)	474	232
Operating lease short term liabilities (Note 3)	2,262	1,885

Total current liabilities	37,834	25,352

LONG-TERM LIABILITIES:
Operating lease long-term liabilities (Note 3)	9,160	8,732
Accrued severance-pay and other long-term liability	783	789

Total long-term liabilities	9,943	9,521

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

EQUITY:
Share capital (Note 11) -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares at December 31, 2021 and 2020; Issued and outstanding: 49,402,847 and 43,724,446 at December 31, 2021 and at December 31, 2020 respectively.	489	440
Additional paid-in capital	203,854	144,944
Accumulated deficit	(48,277)	(73,351)

Total equity	156,066	72,033

Total liabilities and equity	$203,843	$106,906

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2021	2020	2019
Revenues	$117,236	$76,217	$44,331

Cost of revenues	69,691	47,882	28,394
Gross profit	47,545	28,335	15,937
Operating costs and expenses:
Research and development, net	10,014	8,846	6,912
Marketing and selling	6,235	5,017	4,044
General and administrative	10,933	8,972	7,084
Net loss from sale of fixed asset	5	27	-

Total operating costs and expenses	27,187	22,862	18,040

Operating income (loss)	20,358	5,473	(2,103)

Financial (expenses) income, net (Note 13)	(159)	167	(121)

Net income (loss) from continuing operations before Tax	20,199	5,640	(2,224)

Net income (loss) from discontinued operations before Tax	-	-	(115)

Tax benefit (Note 12)	4,875	-	-

Net income (loss)	$25,074	$5,640	$(2,339)
Net income (loss) attributable to non-controlling interest	-	-	(309)
Net income (loss) attributable to RADA Electronic Industries’ shareholders	25,074	5,640	(2,030)

Basic net income (loss) from continuing operations per Ordinary share	$0.52	$0.13	$(0.05)
Diluted net income (loss) from continuing operations per Ordinary share	$0.50	$0.13	$(0.05)
Basic and diluted net income (loss) from discontinued operations per Ordinary share	$-	$-	$(0.00)
Basic net income (loss) per Ordinary share	$0.52	$0.13	$(0.05)
Diluted net income (loss) per Ordinary share	$0.50	$0.13	$(0.05)
Weighted average number of Ordinary shares used for computing basic net income (loss) per share	48,255,097	43,321,058	38,148,756
Weighted average number of Ordinary shares used for computing diluted net income (loss) per share	50,077,416	44,565,379	38,841,866

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands, except share data

	Number of		Additional	Accumulated other		Non
	Ordinary	Share	paid-in	comprehensive	Accumulated	controlling	Total
	shares	capital	capital	income	deficit	Interest	equity

Balance at January 1, 2019	37,516,891	$386	$118,568	$220	$(76,961)	$(352)	$41,861
Share-based compensation to employees	-	-	1,148	-	-	-	1,148
Issuance of shares	545,455	4	1,496	-	-	-	1,500
Exercise of Option	394,347	4	-	-	-	-	4
Net loss	-	-	-	-	(2,030)	(309)	(2,339)
Transaction with non-controlling interest	-	-	-	(1,195)	-	661	(534)
Other	-	-	-	(220)	-	-	(220)
Balance at December 31, 2019	38,456,693	$394	$121,212	$(1,195)	$(78,991)	$-	$41,420
Share-based compensation to employees	-	-	1,436	-	-	-	1,436
Issuance of shares	4,819,052	41	23,496	-	-	-	23,537
Exercise of Option	448,701	5	(5)	-	-	-	-
Net income	-	-	-	-	5,640	-	5,640
Balance at December 31, 2020	43,724,446	$440	$146,139	$(1,195)	$(73,351)	$-	$72,033
Share-based compensation to employees	-	-	3,022	-	-	-	3,022
Issuance of shares, net	5,175,000	46	55,891	-	-	-	55,937
Exercise of Option	503,401	3	(3)	-	-	-	-
Net income	-	-	-	-	25,074	-	25,074
Balance at December 31, 2021	49,402,847	$489	$205,049	$(1,195)	$(48,277)	$-	$156,066

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019

Cash flows from operating activities:
Net income (loss)	$25,074	$5,640	$(2,339)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Short term loan forgiveness	(454)	-	-
Share based compensation to employees	3,022	1,436	1,148
Depreciation	3,660	2,289	1,223
Net loss from sale of fixed asset	5	27	-
Severance pay, net	(6)	(25)	74
Operating lease right-of-use asset	2,296	1,076	551
Increase in deferred tax assets	(5,681)
Increase in trade receivables, net	(18,652)	(330)	(383)
Operating lease long-term-liabilities	(2,196)	(1,125)	(466)
Increase in other accounts receivable, long-term receivable and prepaid expenses	(298)	(17)	(284)

Decrease (increase) in contract assets	(174)	513	(370)
Increase (decrease) in contract liabilities	242	36	(170)
Increase in inventories	(21,688)	(12,820)	(6,613)
Increase in trade payables	7,458	1,872	1,439
Increase in other accounts payable, accrued expenses, long-term liabilities and advances from customers	3,031	5,042	2,729

Net cash provided by (used in) operating activities	(4,361)	3,614	(3,461)

Cash flows from investing activities:
Purchase of property, plant and equipment	(6,170)	(4,853)	(4,092)
Construction-in-process	-	(94)	(459)
Equity investments in privately-held company	(3,000)	-	-
Disposal of discontinued operations	-	-	(526)
Increase (decrease) in long-term receivables and deposits	(24)	17	(56)

Net cash used in investing activities	(9,194)	(4,930)	(5,133)

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from financing activities:

Issuance of Ordinary shares, net	55,937	23,534	1,500
Short-term loan	-	504	-
Transaction with non-controlling interest	-	-	(534)

Net cash provided by financing activities from continuing operations	55,937	24,038	966

Increase (decrease) in cash and cash equivalents and restricted cash	42,382	22,722	(7,628)
Cash and cash equivalents & restricted cash at the beginning of the year	36,856	14,134	21,762

Cash and cash equivalents & restricted cash at the end of the year	$79,238	$36,856	$14,134

	Year ended December 31,
	2021	2020	2019
(a) Supplemental disclosures of cash flow activities:
Net cash paid during the year for:
Income taxes	$107	$27	$17

(b) Non-cash transactions
Transfer of inventory to property, plant and equipment	$1,589	$1,194	$595
Purchase of property, plant and equipment in credit	$1,826	$1,068	$572

The following table provides a reconciliation of cash and cash equivalents and restricted deposits reported within the consolidated balance sheets that sum to the total of such amounts in the consolidated statements of cash flows:

	December 31,
	2021	2020	2019

Cash and cash equivalents	$78,746	$36,289	$13,754
Restricted cash	492	567	380

Cash and cash equivalents and restricted cash	$79,238	$36,856	$14,134

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.
RADA Electronic Industries Ltd. (the "Company") is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications. The Company also specializes in the design, development, production and sales of avionics systems for fighter aircraft and unmanned aerial vehicles (“UAVs”).

In January 2018, the Company incorporated RADA Sensors Inc. as a fully owned subsidiary of the Company. As of December 31, 2021, RADA Sensors Inc. is the holder of 100% of the interests in RADA Technologies LLC, also organized in January 2018. At the time of its organization, RADA was the owner of 75% of RADA Technologies LLC. During July 2019, RADA Sensors Inc. acquired the remaining 25% interest in RADA Technologies LLC. Since 2020, RADA Sensors Inc. is the holder of 100% of the interests in RADA Innovations LLC that began its operations in 2021.

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

In December 2018, the Company signed an agreement to sell its ownership interest in CACS for approximately $1,500. On March 14, 2019, the ownership was transferred to the buyer. As of December 31, 2019, the Company received 100% of the consideration. In 2018, the Company recorded a provision of $159 for the expected loss resulting from the sale. In 2019, the company recorded an additional expected loss of $115, mainly due to exchange rate differences relating to the consideration held in a trust account in China, which was included in the net loss from discontinued operations in the consolidated statements of operations.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data
NOTE 1:-
GENERAL (Cont.)

The results of the discontinued operations in prior periods’ comparable results, assets and liabilities have been retroactively included in discontinued operations as separate line items in the statements of operations and balance sheets, are presented below:

	Year ended December 31,
	2021	2020	2019

Revenues	$-	$-	$-
Cost of sales	-	-	-
Operating expenses	-	-	-
Operating loss	-	-	-

Net loss	-	-	-

Loss from sale of subsidiary	-	-	(115)
Net loss from discontinued operations	$-	$-	$(115)

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

The majority of the revenues of the Company and subsidiaries are generated in U.S. dollars. In addition, financing activities are made in U.S. dollars. The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, its functional and reporting currency is the dollar.

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

e.	Restricted deposits:

Restricted cash is invested in short-term bank deposits (less than twelve months), which are mainly used as security for the Company’s guarantees to customers and lines of credits with banks. The deposits are in U.S. dollars and bear a variable annual interest of up to 1.2%.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories and for market prices lower than cost (see also Note 6).

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

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2021, 2020 and 2019, no impairment losses have been identified.

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

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes” (“ASC No. 740”). ASC No. 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined for temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

ASC No. 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.

The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement.

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

Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2021, 2020 and 2019 amounted to $1,460, $1,218 and $951, respectively.

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

The fair value for the Company’s stock options granted to employees and directors was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	December 31,
	2021	2020	2019

Dividend yield	0%	0%	0%
Risk-free interest rate	0.61%	0.52%	1.81%
Expected term (in years)	4.22	4.22	4.22
Volatility	51.06%	55.24%	63%

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

The expected term of options granted is based upon historical experience and represents the period of time between when the options are granted and when they are expected to be exercised.

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
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2021, and 2020 the fair value of foreign currencies derivatives assets was 137 and 159, respectively.

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

The Company’s trade receivables are derived from sales to large and solid organizations located mainly in the United States, Asia, Latin America and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. The Company is exposed to credit losses primarily through sales to customers. The Company’s expected credit loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions and a review of the current status of customers' trade accounts receivables.

o.	Equity investments in privately-held company:

Investments in privately-held company equity securities without readily determinable fair values where the Company does not have control or the ability to exercise significant influence over the operation and financial policies of the issuer of the securities. The Company has elected to measure these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment in the same issuer. This election is reassessed at each reporting period as to whether the investment continues to qualify for this election. Additionally, at each reporting period, the Company makes a qualitative assessment considering impairment indicators to evaluate whether the investment is impaired.

p.	Warranty:

In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the estimated liability from these warranties is $288 and $212 as of December 31, 2021 and 2020, respectively.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Revenue recognition:

The Company generates revenues mainly from the sale of products and from long-term fixed price contracts of defense electronics as follows: data recording and management systems, avionics solutions, and avionics for UAVs, and land radar for critical infrastructure protection, border surveillance, active military protection and counter-drone applications. In addition, the Company provides manufacturing, development and product support services.

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
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s contracts usually contain a single performance obligation which includes the sale of product. In situations where the Company’s contract includes distinct goods or services that are substantially the same and have the same pattern of transfer to the customer over time, they are recognized as a series of distinct goods or services.

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

The transaction price is the amount of consideration to which the Company is entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Company usually does not grant its customers with a right to return the products sold. However, in some cases, the arrangements may include penalties if the Company fails to deliver future goods on time. The above is accounted for as variable considerations, which may be considered as adjustments to the transaction price.

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

Bill and hold arrangements, whereby the Company produces and sells to customers, and the product is subsequently remains at the customer’s request and warehoused at a Company's location for an extended period of time in accordance with directions received from the Company’s customers. Even though the product remains in the Company’s possession, a sale is recognized at the point in time when the customer obtains control of the product. Control is transferred to the customer in bill and hold transactions when: customer acceptance specifications have been met, legal title has transferred, the customer has a present obligation to pay for the product and the risk and rewards of ownership have transferred to the customer. Additionally, all the following bill and hold criteria have been met in order for control to be transferred to the customer: the customer has requested the product be warehoused, the product has been identified as separately belonging to the customer, the product is currently ready for physical transfer to the customer, and the Company does not have the ability to use the product or direct it to another customer.

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
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company enters into forward exchange contracts and option contracts in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS. Since the derivative instruments that the Company holds do not meet the definition of hedging instruments under ASC 815, any gain or loss derived from such instruments is recognized immediately as In Financial (expenses) income, net.

As of December 31, 2021 and 2020, the fair value of the outstanding forward contracts was $137 and $159, which were recorded in other receivables against Financial (expenses) income, net, respectively.

t.	Recently Adopted Accounting Pronouncements:
In December 2019, the FASB issued ASU 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes". The amendments in this update remove certain exceptions of Topic 740 including: exception to the incremental approach for intra-period tax allocation when there is a loss from continuing operations and income or gain from other items; exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary; exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. There are also additional areas of guidance in regards to: franchise and other taxes partially based on income and the interim recognition of enactment of tax laws and rate changes. The provisions of this ASU are effective for years beginning after December 15, 2020. We are currently evaluating the impact of this ASU on our consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- LEASES

The Company determines if an arrangement is a lease and the lease classification at inception. The right-of-use asset and lease liability are initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate based on the information available at the date of adoption in determining the present value of the lease payments. The Company's incremental borrowing rate is estimated to approximate the interest rate on similar terms and payments and in economic environments where the leased asset is located.

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

The Company elected to combine its lease and non-lease components for all of its leases and to not recognize a lease liability and a right-of-use (“ROU”) asset on the balance sheet for leases with a term of twelve months or less. The Company recognize the associated lease payments in the consolidated statements of income on a straight-line basis over the lease term.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data
NOTE 3:-
LEASES (Cont.)

The Company has various operating leases for office space and vehicles that expire through 2022 and 2032. Its lease agreements do not contain any material residual value guarantees or material restrictive covenants. Below is a summary of the Company's operating right-of-use assets and operating lease liabilities as of December 31, 2021:

	December 31, 2021	December 31, 2020
Operating right-of-use assets	11,287	$10,581

Operating lease liabilities, current	2,262	1,885
Operating lease liabilities long-term	9,160	8,732
Total operating lease liabilities	11,422	$10,617

Weighted average remaining lease term (years)	7	8
Weighted average discount rate	2.61%	3.27%

Cash paid for lease expenses during the twelve months ended December 31, 2021, 2020 and 2019 were $2,094, $1,508, and $1,302 respectively. Non-cash transactions recognize in operating assets and liabilities for new leases were $3,001 and $4,003, as of December 31, 2021 and 2020, respectively.

Minimum lease payments for the Company's right of use assets over the remaining lease periods as of December 31, 2021, are as follows:

2022	$2,363
2023	2,177
2024	1,866
2025	1,734
2026	1,219
Thereafter	4,162

Total undiscounted lease payments	13,521

Less: Interest	(2,099)

Present value of lease liabilities	$11,422

Operating lease expense for the fiscal years ended Dec 31, 2021, 2020 and 2019 were $2,520, $1,867 and $1,138, respectively, excluding short-term lease costs and variable lease costs, each of which was immaterial for the fiscal years ended December 31, 2021, 2020 and 2019.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- REVENUES

Contract liabilities include advances from customers, which were presented separately in the Company's consolidated balance sheets as of December 31, 2021 and 2020.

The following table presents the significant changes in the advances from customers balance during the twelve months ended December 31, 2021:

	Year ended December 31,
	2021	2020

Balance, beginning of the period	$2,323	$1,563
New performance obligations	7,539	1,677
Reclassification to revenue as a result of satisfying performance obligation	(8,099)	(917)
Balance, end of the period	$1,763	$2,323

The Company’s unsatisfied performance obligations as of December 31, 2021 and the estimated revenue expected to be recognized in the future related to long-term fixed price contracts amounts to $930. The Company expects to recognize approximately 100% of this amount as revenues during the next 12 months. The Company elected to apply the optional exemption under ASC 606 not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less for which deferred revenues have not been recorded yet. For information regarding disaggregated revenues, please refer to Note 15.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data
NOTE 5:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2021	2020

Prepaid expenses	$1,119	$953
Government authorities	516	216
Advance payments to vendors	93	302
Deposits	81	7
Fair value of the outstanding forward contracts	137	159
	$1,946	$1,637

NOTE 6:- INVENTORIES

	December 31,
	2021	2020

Raw materials	$39,733	$23,744
Work in progress, net	7,373	3,997
Finished goods	1,776	1,042
	$48,882	$28,783

Write-offs of inventories for the years ended December 31, 2021, 2020 and 2019 amounted to $108, $132 and $230, respectively. The write-offs were due to slow-moving items and excess inventories and were recorded in cost of revenues

NOTE 7:- EQUITY INVESTMENT IN PRIVATELY-HELD COMPANY

In March 2021, the Company signed a share purchase agreement to invest $3 million, to acquire 24,020 ordinary shares of RadSee Technologies Ltd. (“RadSee”), an early stage advance radar technology company. Additionally, the Company has a 24 month option to acquire an additional 7,409 ordinary shares of RadSee. For the year ended December 31, 2021, the Company has not recognized impairment loss and didn’t note observable price changes related to its investments in RadSee.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2021	2020
Cost:

Factory building	$3,797	$1,722
Machinery and equipment *) **)	23,557	16,603
Office furniture and equipment	1,677	1,098
Leasehold improvements	2,914	2,959

	31,945	22,382
Accumulated depreciation:

Factory building	2,004	1,722
Machinery and equipment **)	9,329	6,170
Office furniture and equipment	350	236
Leasehold improvements	374	286

	12,057	8,414

Depreciated cost	$19,888	$13,968

*)	As of December 31, 2021 and 2020, $0 and $94, respectively, relates to construction-in-process of production infrastructure.

**)	Capital loss from sale of fixed asset amounted to $5 and $27, is due to machinery and equipment sales during 2021 and 2020, respectively.

Depreciation expense amounted to $3,660, $2,289 and $1,223 (offset by depreciation write-offs of $17, $4,519 and $0 mainly due to assets disposals) for the years ended December 31, 2021, 2020 and 2019, respectively.
NOTE 9:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2021	2020

Payroll and related accruals	$8,380	$6,579
Accrued expenses - agents’ commissions	1,378	1,094
Accrued expenses	3,687	1,954
Royalties to IIA	-	228
	$13,445	$9,855

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

The total amount of royalties charged to operations for the years ended December 31, 2021, 2020 and 2019, were approximately $0, $228 and $41, respectively. As of December 31, 2021, the Company’s contingent liability for royalties, net of royalties paid or accrued is zero.

b.
The Company provides bank guarantees to some of its customers and others, in the ordinary course of business. The guarantees are to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers and others as of December 31, 2021, is approximately $631.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY

a.	Share capital:

Ordinary Shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

In January 2019, the Company’s shareholders approved the sale of 545,454 Ordinary shares to the then controlling shareholder at a price per share of $2.75, approximately $1,500 in the aggregate.

In January 2020, the Company completed an underwritten public offering of 4,819,052 Ordinary shares at a price of $5.25 per share, for a total consideration of $25,300. Offering costs amounted to approximately $1,800.

In March 2021, the Company completed an underwritten public offering of 5,175,000 Ordinary shares at a price of $11.50 per share, for a total consideration of $59,512. Offering costs amounted to $3,575

b.	Stock option plans:

In April 2015, the Company's Board of Directors adopted the "2015 Share Option Plan" (the "Plan"), which authorized the grant of options to purchase Ordinary shares to officers, directors, consultants and key employees of the Company and its subsidiaries. Options granted under the Plan expire within a maximum of ten years from adoption of the plan in 2018, the Company's Board of Directors had extended the plan to 10 additional years.

Generally, under the terms of the Plan, unless determined otherwise by the administrator of the Plans, 25% of the option granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years.

In addition, options granted under the Plan granted at the average closing price of our Ordinary shares as quoted on NASDAQ during the 30 business days prior to the date the option is granted.

For our US employees, the exercise price is the higher of (a) the average closing price of our Shares as quoted on NASDAQ during the 30 business days prior to the date the option is granted, and (b) the closing price as quoted on NASDAQ on the last trading day preceding the date the option is granted.

These options will be exercisable for 48 months following the date of vesting.

In November 2021, the Company's Board of Directors adopted the "2021 Equity Incentive Plan" (the "2021 Plan"), as amended on December 30, 2021. The 2021 Plan authorized the grant of options to purchase Ordinary shares to officers, directors, consultants and key employees of the Company and its subsidiaries. Awards granted under the plan may be option, restricted shares and restricted share unit.

As of December 31, 2021, options to purchase 1,583,450 Ordinary shares are available for future grant under the two above mention Plans.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s activity for options granted to employees and directors under the Plan is as follows:

	Twelve months ended December 31, 2021
	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic Value Price

Outstanding at the beginning of the period	3,290,162	3.57	7.91	8,768
Granted	1,785,000	12.60	-	-
Exercised	(665,822)	2.78	-	-
Forfeited	(85,638)	7.93	-	-

Outstanding at the end of the period	4,323,702	7.33	7.99	14,584

Exercisable	1,625,505	$3.27	9.03	$9,903

Aggregate intrinsic value of exercisable options (the difference between the closing share price of the Company’s Ordinary shares on the last trading day in the period and the exercise price, multiplied by the number of in-the-money options) represents the amount that would have been received by the employees and directors option holders had all option holders exercised their options on December 31, 2021. This amount changes based on the fair market value of the Company’s Ordinary shares.

The total intrinsic value of options exercised during the years ended December 31, 2021, 2020 and 2019 was $4,418, $4,596, and $1,192, respectively.

The weighted average grant date fair value of options granted to employees and directors during the years ended December 31, 2021, 2020, and 2019, was $4.79, $2.46 and $2.25, respectively.

As of December 31, 2021, unrecognized compensation expenses related to employees and directors stock options to be recognized over a weighted average time of approximately 4 years is approximately $8,811.

The share-based compensation expense by line item in the accompanying Consolidated Statements of Operations is summarized as follows:

	Year ended December 31,
	2021	2020	2019

Cost of revenues	$477	$256	$134
Research and development	$696	$393	$243
Marketing and selling	$195	$22	$57
General and administrative	$1,654	$765	$714
	$3,022	$1,436	$1,148

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME

a.	Corporate tax rate:

The Israeli corporate tax rate and real capital gains tax was 23% in 2021, 2020 and 2019. The Company’s subsidiaries, which were incorporated in the U.S. were subject to federal tax rate of 21% in 2021, 2020 and 2019.

b.	Tax benefits:

The Company’s production facilities in Israel have been granted “Beneficiary Enterprise” status under the Law. The Company have been granted the “Alternative Benefit Track” under which the main benefits are a tax exemption for undistributed income and a reduced tax rate.

The duration of tax benefits is subject to a limitation of the earlier of 12 years from commencement of production, or 14 years from the approval date.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Law and regulations published. In the event of failure to comply with these conditions, the benefits may be partially or fully cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, plus a consumer price index linkage adjustment and including interest.

Income from sources other than the “Beneficiary Enterprise” are subject to the tax at the regular rate.

In the event of distribution of dividends from the above-mentioned tax-exempt income, the amount distributed will be subject to the same reduced corporate tax rate that would have been applied to the Beneficiary Enterprise’s income.

In addition, tax-exempt income attributed to the Beneficiary Enterprise will subject the Company to taxes upon distribution in any manner including complete liquidation.

A January 2011 amendment to the Law sets alternative benefit tracks to those previously in place, as follows: an investment grants track designed for enterprises located in national development zone A and two new tax benefits tracks (“Preferred Enterprise” and “Special Preferred Enterprise”), which provide for application of a unified tax rate to all preferred income of the Company, as defined in the Law.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME (Cont.)

The 2011 Amendment cancelled the availability of the benefits granted in accordance with the provisions of the Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Law) effective as of January 1, 2011 and thereafter. A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership that: (a) was registered under the Partnerships Ordinance; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities, which, among other things, has Preferred Enterprise status and are controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate flat tax rate of 16% with respect to its preferred income, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 9%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments (“the Amendment”) was published. According to the Amendment, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%). Pursuant to Amendment 73 to the Investment Law adopted in 2017, a Company that meets the conditions for “Preferred Technological Enterprises”, is subject to tax rate of 12%.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Law as amended in 2011.

Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:

The Israeli companies are an “Industrial Company” as defined by the Israeli Law for the Encouragement of Industry (Taxation), 1969, and, as such, are entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual instalments and amortization of other intangible property rights for tax purposes.

c.	Tax assessments:

In accordance with the Israeli tax laws, tax returns of the Company submitted up to and including the 2017 tax year can be regarded as final. The Company’s subsidiaries did not receive final tax assessments since their incorporation

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME (Cont.)

d.	Carry-forward losses for tax purposes:

Carry-forward operating tax losses of the Company total approximately $55,600, as of December 31, 2021 and may be used indefinitely. Capital loss as of December 31, 2021 is $8,800 and may be used indefinitely.

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of mainly the Company’s Carry-forward operating tax losses, temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows and they are presented considering the relevant tax rate:

	December 31,
	2021	2020

Net operating loss carry-forward	$5,681	$6,539
Capital loss carry-forward	898	941
Allowances and reserve	1,823	202

Total deferred tax assets before valuation allowance	8,402	7,682
Valuation allowance	(1,571)	(7,682)

Property, plant and equipment	(1,150)	-

Net deferred tax assets	$5,681	$-

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. As of each reporting date, management considers new evidence, both positive and negative, that could impact management’s view with regards to the future realization of deferred tax assets for each jurisdiction.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME (Cont.)

f.	Income (loss) before income taxes is comprised as follows:

	Year ended December 31,
	2021	2020	2019

Domestic	$11,319	$4,533	$(2,383)
Foreign	$8,880	$1,107	$44
Income (loss) before income taxes	$20,199	$5,640	$(2,339)

g.	Taxes on income are comprised as follows:

	Year ended December 31,
	2021	2020	2019

Current	$806	$-	$-
Deferred	$(5,681)	$-	$-
Tax benefit	$(4,875)	$-	$-

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME (Cont.)

h.	Uncertain tax positions:

The Company accounts for its income tax uncertainties in accordance with ASC 740, which clarifies the accounting for uncertainties in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

As of December 31, 2021 and 2020, there were no unrecognized tax benefits that if recognized would affect the annual effective tax rate.

i.
For the years ended on December 31, 2020 and 2019, the main reconciling items between the statutory tax rate of the Company and the effective tax rate is the valuation allowance recorded in respect of the deferred tax assets relating to net operating loss carry-forward and other temporary differences due to the uncertainty of the realization of such tax assets. For the year ended on December 31, 2021, A reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

2021

Income (loss) before taxes, as reported in the consolidated statements of income	$20,199
Theoretical tax expense (benefit) at the Israeli statutory tax rate	$4,646
Tax adjustment in respect of different tax rate of foreign subsidiaries	$533
Non-deductible expenses and other permanent differences	$506
Utilizing of net operating losses during the year, for which valuation allowance was provided in prior years	$(3,797)
Recognition of deferred taxes during the year, for which valuation allowance was provided in prior years	$(5,681)
Permanent differences and shares issuance expenses	$(1,193)
Other	$111
Actual tax expense (benefit)	$(4,875)

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data
NOTE 13:- FINANCIAL EXPENSES, NET

	Year ended December 31,
	2021	2020	2019

Income:

Foreign currency exchange differences	$64	$-	$-
Interest on cash equivalents and restricted deposits	517	278	359
Operating lease income	-	195	-
Other	-	131	96
	581	604	455

Expenses:

Bank commissions and others	48	51	38
Operating lease expenses	99	-	85
Foreign currency exchange differences	593	386	453
	740	437	576

Total financial income (expenses), net	$(159)	$167	$(121)

NOTE 14:- RELATED PARTY BALANCE AND TRANSACTIONS

In January 2017, the Company’s shareholders approved that in addition to the directors’ fees to be paid to all of the Company’s directors, commencing as of January 1, 2017, the Company will pay to its Executive Chairman of the Board of Directors additional monthly payment of approximately $5.4 (NIS 17.5) for time devoted to the Company. Such payment is subject to increase in the event the Company achieved profitable operations. In 2017, the Company’s consolidated audited financial statements reflected net income (before taxes), so such additional payment increased to approximately $10.8 (NIS 35). In 2021 and 2020, the total payments to the Executive Chairman of the Board of Directors were $130 and $123, respectively.

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- RELATED PARTY BALANCE AND TRANSACTIONS (Cont.)

See also Note 11 for transactions with the Company’s shareholders.

Balances with related parties:

	December 31,
	2021	2020

Accrued expenses	$38	$52

Related parties’ expenses:

	Year ended December 31,
	2021	2020	2019

Directors and management fees	$146	$167	$169

NOTE 15:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

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

b.	Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Year ended December 31,
	2021	2020	2019

North America	$84,739	$45,080	$21,995
Israel	17,866	15,485	12,737
Europe	4,214	12,038	6,073
Asia	9,616	1,740	2,499
South America	339	1,089	1,027
Other	462	785	-
Total	$117,236	$76,217	$44,331

RADA ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.	Major customers:

Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues are as follows:

	Year ended December 31,
	2021	2020	2019
	%

Customer A	26	2	7
Customer B	16	21	-
Customer C	4	14	7
Customer D	2	10	-
Customer E	1	4	12

d.	Long-lived assets (property, plant and equipment) by geographic areas:

	December 31,
	2021	2020
Israel	$19,811	$14,833

USA	11,364	9,716

	$31,175	$24,549

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADA ELECTRONIC INDUSTRIES LTD.

	By:	/s/ Dov Sella
	Name:	Dov Sella
	Title:	Chief Executive Officer

Dated: March 24, 2022